Form 20-F
period 2011-12-31
CEMENTOS PACASMAYO SAA
filed 2012-04-30
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of Registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of Registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero Surco, Lima Peru
(Address of principal executive offices)

Javier Durand, Esq., General Counsel Tel. +51-1-317-6000 Calle La Colonia 150 Urb. El Vivero - Lima, Peru
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, par value S/.1.00 per share, in the form of American Depositary Shares, each representing five Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2011	419,977,479 common shares
49,575,341 investment shares

Note: At April 16, 2012, 531,461,479 common shares and 50,503,124 investment shares were outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Note: Registrant not subject to such filing requirements for the past 90 days.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files)

☐ Yes   ☐ No

Note: Not required for Registrant.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17   ☐ Item 18.

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

1

PART I

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; and the term “nuevo sol” and the symbol “S/.” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in nuevos soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accountings Oversight Board (United States).

In this annual report, we present Adjusted EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information — A. Selected Financial Data”

We have translated some of the nuevos soles amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.696 to US$1.00, which was the exchange rate reported on December 31, 2011, by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information from the following sources: the Central Bank of Peru (Banco Central de Reserva del Perú); the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”); the Association of Cement Producers in Peru (Asociación de Productores de Cemento, or “ASOCEM”); Fondo Mi Vivienda S.A. (“Fondo Mi Vivienda”), a housing fund owned and administered by the government of Peru; ADUANET, a website administered by the Peruvian Tax Superintendency (Superintendencia Nacional de Administración Tributaria, or “SUNAT”); the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); The International Cement Review, a website that provides cement manufacturing information; the World Business Council for Sustainable Development, an association of approximately 200 companies worldwide focused on sustainability and development matters; and

the U.S. Geological Survey, a U.S. government science organization. We believe these estimates to be accurate as of the date of this annual report.

Forward-Looking Statements

This annual report contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk factors,” which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

•      general economic, political and social risks inherent to conducting business in Peru;

•      exchange rates, inflation and interest rates;

•      the entry of new competitors into the market we serve;

•      construction activity levels, particularly in the northern region of Peru;

•      private investment and public spending in construction projects;

•      unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru;

•      availability and prices of energy, admixtures and raw materials;

•      changes in the regulatory framework, including tax, environmental and other laws;

•      the successful expansion of our production capacity;

•                  our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

•                  our ability to maintain and expand our distribution network;

•                  our ability to retain and attract skilled employees;

•                  our ability to develop successfully the phosphate rock and brine deposits in our fields;

•                  our ability to obtain financing for our phosphate and brine projects; and

•                  other factors discussed under “Item 3. Key Information——D. Risk Factors.”

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.                                    Selected Financial Data

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Revenues and Prospects” and our consolidated financial statements and the related notes included in this annual report.

The following selected financial data as of and for the years ended December 31, 2009, 2010 and 2011 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2009		2010		2011		2011
	(in millions of S/., except share and per share data)						(in millions of US$, except per share data)(1)
Income Statement Data:
Sales of goods	S/.	756.6	S/.	898.0	S./	995.0	US$	369.1
Cost of sales	(405.5)		(479.0)		(569.5)		(211.2)
Gross profit	351.1		419.1		425.5		157.9
Operating income (expenses):
Selling and distribution expenses	(17.1)		(16.5)		(23.7)		(8.8)
Administrative expenses	(132.9)		(158.7)		(196.2)		(72.8)
Net gain on sale of land and mining concession(2)	—		75.9		—		—
Impairment of zinc mining assets(3)	—		—		(96.0)		(35.6)
Other operating income, net	25.7		16.6		9.3		3.4
Total operating expenses, net	(124.4)		(82.7)		(306.6)		(113.8)
Operating profit	226.7		336.4		118.9		44.1
Other income (expenses):
Finance income	1.9		3.3		2.7		1.0
Finance costs	(18.8)		(15.0)		(19.2)		(7.1)
Gain from exchange difference, net	8.9		2.6		1.5		0.6
Total other expenses, net	(8.1)		(9.2)		(15.0)		(5.5)
Profit before income tax	218.6		327.2		103.9		38.6
Income tax expense	(70.6)		(104.1)		(38.4)		(14.2)
Profit for the year	S/.	148.0	S/.	223.1	S/.	65.5	US$	24.4
Profit per share	S/.	0.32	S/.	0.48	S/.	0.14	US$	0.05
Number of shares outstanding(4)	468,352,820		468,352,820		468,352,820

	As of December 31,
	2009		2010		2011		2011
Balance Sheet Data:	(in millions of S/.)						(in millions of US$)(1)
Current assets
Cash and short-term deposits	S/.	111.7	S/.	154.5	S/.	363.3	US$	134.8
Trade and other receivables		38.0		36.4		78.4		29.1
Income tax prepayments		2.3		0.5		0.7		0.3
Inventories		123.4		160.3		206.1		76.4
Prepayments		9.2		11.0		11.6		4.3
Assets classified as held-for-sale		2.5		—
Total current assets		287.1		362.7		660.1		244.9
Non-current assets
Other receivables		35.4		50.9		29.1		10.8
Available-for-sale financial investments		18.3		30.8		22.1		8.2
Property, plant and equipment		1,020.5		1,102.0		1,197.4		444.1
Exploration and evaluation assets		17.6		29.3		29.9		11.1
Deferred income tax assets		21.6		7.6		45.0		16.7
Other assets		1.9		3.7		1.4		0.5
Total non-current assets		1,115.3		1,224.3		1,324.9		491.4
Total assets		1,402.4		1,587.0		1,985.0		736.3
Current liabilities
Trade and other payables		89.9		95.6		128.5		47.7
Interest-bearing loans and borrowings		88.8		121.6		139.0		51.6
Income tax payable		3.5		16.6		12.9		4.8
Provisions		19.3		26.0		28.7		10.6
Total current liabilities		201.5		259.8		309.1		114.7
Non-current liabilities
Interest-bearing loans and borrowings		228.6		185.7		451.5		167.5
Other non-current provisions		4.6		4.8		10.9		4.0
Deferred income tax liabilities		133.2		143.4		139.9		51.9
Total non-current liabilities		366.4		333.9		602.3		223.4
Total liabilities		567.9		593.7		911.4		338.1
Equity:
Capital stock		418.8		418.8		418.8		155.3
Investment shares		49.6		49.6		49.6		18.4
Legal reserve		53.4		74.1		90.5		33.6
Other components of equity		5.8		14.4		8.0		3.0
Retained earnings		306.1		435.7		473.7		175.7
Non-controlling interests		0.8		0.7		33.0		12.2
Total equity		834.5		993.3		1,073.6		398.2
Total liabilities and equity	S/.	1,402.4	S/.	1,587.0	S/.	1,985.0	US$	736.3

	As of and for the year ended December 31,
	2009	2010	2011	2011
	(in millions of S/.,except percentage and operating data)			(in millions of US$)(1)
Other Financial Information:
Net working capital(5)	85.6	102.9	351.0	130.2
Capital expenditures(6)	63.5	98.0	240.6	89.2
Depreciation and amortization	32.7	36.3	47.6	17.6
Net cash flow provided by operating activities	165.8	179.6	132.3	49.1
Net cash flow provided by (used in) investing activities	(76.0)	(19.3)	(115.8)	(43.0)
Net cash flow provided by (used in) financing activities	0.6	(115.4)	192.6	71.4
Adjusted EBITDA(7)	259.4	296.7	267.2	99.1
Adjusted EBITDA margin(8)	34.3%	33.0%	26.9%	26.8%
Operating Data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo	1,900	2,900	2,900
Rioja	190	200	200
Total	2,090	3,100	3,100
Clinker:
Pacasmayo	1,300	1,300	1,300
Rioja	200	200	200
Total	1,500	1,500	1,500
Quicklime
Pacasmayo	110	240	240
Production (thousand metric tons):
Cement:
Pacasmayo	1,386	1,615	1,751
Rioja	159	196	195
Total	1,545	1,811	1,946
Clinker:
Pacasmayo	998	1,118	1,160
Rioja	130	160	155
Total	1,128	1,278	1,315
Quicklime
Pacasmayo	118	127	90

(1)                                 Calculated based on an exchange rate of S/.2.696 to US$1.00 as of December 31, 2011.

(2)                                Relates to our sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer.

(3)                                 Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices, we recorded an impairment with respect to our zinc mining assets in 2011.

(4)                                 Does not include 1,200,000 common shares held by one of our wholly- owned subsidiaries.

(5)                                 Represents current assets minus current liabilities.

(6)                                 Represents expenditures for the purchase of property, plant and equipment.

(7)                                 Adjusted EBITDA for 2010 excludes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions referred to in note 2 above. Adjusted EBITDA for 2011 excludes a S/.96.0 million non-cash impairment with respect our zinc mining assets referred to in note 3 above, and excludes mandatory workers’ profit sharing expenses of S/.4.8 million related to the sale of a minority equity interest in our subsidiary Fosfatos del Pacífico S.A. (“Fosfatos”) to an affiliate of Mitsubishi Corporation & Co., Ltd (“Mitsubishi”). For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit, see “Non-GAAP Financial Measure and Reconciliation” below.

(8)                                 Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net sales.

Non-GAAP Financial Measure and Reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, depreciation and amortization minus finance income and gain from exchange difference, net. Adjusted EBITDA for 2010 excludes a gain from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. Adjusted EBITDA for 2011 excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices, as well as and mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, because accordance with IFRS, the gain from our sale of an interest in Fosfatos has been recorded as equity on our balance sheet as of December 31, 2011. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes.

Neither EBITDA nor Adjusted EBITDA should be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry.

The following table sets forth the reconciliation of our profit to Adjusted EBITDA:

	Year ended December 31,
	2009		2010		2011		2011
	(in millions of S/.)						(in millions of US$)(1)
Profit	S/.	148.0	S/.	223.1	S/.	65.5	US$	24.4
Finance income		(1.9)		(3.3)		(2.7)	(1.0)
Finance costs		18.8		15.0		19.2	7.2
Gain from exchange difference, net		(8.8)		(2.6)		(1.5)	(0.6)
Income tax expense		70.6		104.1		38.4	14.2
Depreciation and amortization		32.7		36.3		47.5	17.6
EBITDA		259.4		372.6		166.5	61.7
Net gain on sale of land and mining concessions		—		(75.9)		—	—
Impairment of zinc mining assets		—		—		96.0	35.6
Workers’ profit sharing expenses related to the sale of an interest in Fosfatos		—		—		4.8	1.8
Adjusted EBITDA	S/.	259.4	S/.	296.7	S/.	267.2	US$	99.1

(1)                                 Calculated based on an exchange rate of S/.2.696 to US$1.00 as of December 31, 2011.

Exchange Rates

The Peruvian nuevo sol is freely traded in the exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure you that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth, for the periods indicated, certain information regarding the exchange rates for nuevos soles per U.S. dollar, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles.

	High	Low	Average(1)	Period end
2007	3.201	2.968	3.124	2.996
2008	3.157	2.693	2.941	3.140
2009	3.259	2.852	3.006	2.890
2010	2.883	2.787	2.826	2.809
2011	2.833	2.6940	2.755	2.696
October 2011	2.776	2.707	2.732	2.707
November 2011	2.713	2.700	2.705	2.700
December 2011	2.701	2.694	2.696	2.696
January 2012	2.698	2.689	2.693	2.689
February 2012	2.691	2.677	2.684	2.677
March 2012	2.676	2.667	2.671	2.667
April 2012 (through April 16)	2.667	2.657	2.664	2.657

Source: SBS

(1)                                 Based on the exchange rate on the last day of each month during the year, except in the case of monthly data, which is based on daily exchange rates.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Peru

Economic, social and political developments in Peru could adversely affect our business, financial condition and results of operations.

All of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, terrorism and other developments in or affecting the country, over which we have no control.

The cement industry in Peru is highly dependent on construction activity in the country, which, in turn, depends on the purchasing power of consumers and, to a lesser extent, commercial and infrastructure investment.

Adverse economic conditions could adversely affect construction activity and result in a decrease in demand for cement products.

In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. In addition, Peru has experienced periods of political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future.

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty and unemployment, and social conflicts with local communities continue to be pervasive problems in Peru. In recent months, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

The newly elected Peruvian president may not maintain recent economic policies, which could adversely affect our business, financial condition and results of operations.

On July 28, 2011, Ollanta Humala became president of Peru. The election of President Humala initially generated political and economic uncertainty. President Humala’s presidential campaign was based on a platform of poverty reduction and wealth redistribution, including by means of interventionist policies, although since his inauguration President Humala has taken steps indicating that his administration will focus on more centrist economic policies. For instance, the new administration ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members of the previous administration and have been strong proponents of open market policies. We cannot assure you that the new administration will not pursue significant changes in the country’s economic policies and regulations, including tax increases, higher minimum wages and employee pension requirements, stricter environmental standards, greater rights for local indigenous communities and more proactive or interventionist government policies in certain sectors of the economy that have been underserved by the private sector. Such policies, if implemented, could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

In addition, President Humala’s political party did not obtain a majority of the congressional seats which may potentially lead to a gridlock in the Peruvian Congress and create further political uncertainty.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, a depreciation of the nuevo sol could increase, in terms of nuevos soles, certain of our production costs. Substantially all of our revenues are denominated in nuevos soles. However, certain of our expenses, such as the purchase of coal and electricity, are denominated in U.S. dollars. In 2011, approximately 35% of our cost of sales were denominated in U.S. dollars. We currently do not hedge our foreign currency risk exposure. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert nuevos soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on the ability of holders of ADSs to receive dividends in U.S. dollars.

Inflation could adversely affect our business, financial condition and results of operations.

Peru, like some other countries in Latin America, experienced periods of hyper inflation in the 1980s and high inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2007-2011 of 3.5% as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial condition and results of operations.

The Peruvian government from time to time implements changes to tax regulations. Any such changes may result in increases to our overall tax burden, which would negatively affect our profitability. On September 29, 2011, the Peruvian government amended the Mining Royalty Law (Ley de la Regalía Minera) to increase taxation on metallic and non-metallic mining activities in Peru, which has adversely affected our results of operations beginning October 1, 2011. According to this amendment, companies engaged in mining activities in Peru will be required to pay mining royalty taxes on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case during the applicable quarter. Our future mining royalty tax payments will depend on our operating profit, operating profit margin and net sales. We cannot assure you that the Peruvian government will not implement additional changes to tax regulations in the future, which could adversely affect our business, financial condition and results of operations.

Earthquakes, flooding and other natural disasters could affect our business, financial condition and results of operations.

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. In 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the Ica region, located south of Lima. In addition, Peru, including the northern region where we operate and distribute our products, experiences from time to time severe rainfall and flooding, largely as a result of the climate pattern known as El Niño, which typically occurs every two to seven years. Although we have insurance covering damages caused by natural disasters, the occurrence of a severe natural disaster in the north of Peru could affect our facilities and temporarily disrupt our operations or the distribution of our products.

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations.

In the past, Peru experienced significant levels of terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of leaders, resulting in considerable limitations in their activities. Although terrorism no longer poses a significant threat in Peru, a small group of terrorists primarily related to drug traffickers continues to operate in remote mountainous and jungle areas in the central and southern regions of the country. A resurgence of terrorism could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

The Peruvian economy could be affected by adverse economic developments in regional or global markets.

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may adversely affect capital flows into and securities from issuers in other countries, including Peru.

The Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994 and the Asian crisis in 1997, which affected the market value of securities issued by companies from markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the Argentine crisis in 2001. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. During the recent global economic and financial crisis, global conditions led to a slowdown in economic growth in Peru, slowing gross domestic product (“GDP”) growth in 2009 to 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves.

Adverse developments in regional or global markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served by three principal groups which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market that a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while the two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

We may face increased competition if the other Peruvian cement manufacturers, despite incremental freight costs, expand their distribution of cement to the northern region of Peru, or if they develop a cement plant in the north, particularly if the cement markets in Lima or other areas of Peru become saturated. Some large foreign cement manufacturers have announced plans to build cement plants in the central region of the country. If competition intensifies in the central region of Peru due to the presence of foreign cement manufacturers or otherwise, it may have price repercussions in our market.

We also face the possibility of competition from the entry into our market of imported clinker, cement or other materials or products from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

We may not be able to maintain our market share if we cannot match our competitors’ prices or keep pace with the development of new products. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

Demand for our cement products is highly related to housing construction in the northern region of Peru, which, in turn, is affected by economic conditions in the region.

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes. We estimate that in 2011 auto-construcción accounted for approximately 56% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration in economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru will have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2011 approximately 28% of our cement sales were derived from private construction (other than auto-construcción) and 16% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. The Peruvian government has recently promoted significant public spending in infrastructure projects in the north in response to an infrastructure shortage and to stimulate the economy in response to the negative effects of recent global economic and financial crisis. We cannot assure you that the Peruvian government will continue promoting recent levels of public infrastructure spending in our market. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy represents a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2011, the cost of energy represented approximately 30.6% of our cement production costs. We use a substantial amount of coal as a source of fuel in our production process. We purchase anthracite coal from domestic suppliers and import bituminous coal from suppliers primarily in Colombia, in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, and a separate electricity supply agreement with Kallpa Generación S.A. (“Kallpa”), which expires in July 2012, to serve the electricity requirements of our Pacasmayo facility. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s, Kallpa’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

In the recent past, we have experienced electricity rationing, limiting our use of electricity to certain times of the day. In such cases, we were forced to readjust our production schedules in order to ensure that our production process was not interrupted. In the event of any future rationing of electricity, we may not be able to readjust quickly enough and our production process may be interrupted. Future shortages or efforts to respond to or prevent shortages, such as rationing, may adversely impact the cost or supply of electricity for our operations.

A significant increase in the prices of coal or electricity would increase our costs of production. We may not be able to increase the prices of our cement products in the future if the prices of coal or electricity rises, which would adversely affect our business, financial condition and results of operations.

Changes in the cost or availability of admixtures and raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.

We use certain admixtures and raw materials in the production of cement, such as gypsum, burn furnace slag and iron that we obtain from third parties. In 2011, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 16.5%, compared to 6.3% in 2010. We do not have long-term contracts for the supply of admixtures and raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

We may make future acquisitions that may not achieve expected benefits.

Our strategic initiatives include pursuing acquisitions that tend to diversify our existing portfolio of products and services and expand our geographic footprint. In the future, we may decide to expand by acquiring other companies in Peru or abroad. Any future acquisitions will depend on our ability to identify suitable candidates, negotiate acceptable terms, and obtain financing for the acquisitions. If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. In addition, each acquisition involves a number of risks, such as the diversion of our management’s attention from our existing business to integrating the operations and personnel of the acquired business, possible adverse effects on our results of operations during the integration process, our inability to achieve the intended objectives of the combination and potential unknown liabilities associated with the acquired assets.

We may not be able to obtain the funding required to implement future strategies.

Our strategies to continue to expand our cement production capacity and distribution network and to develop our brine and phosphate projects require significant capital expenditures. We cannot assure you that we will generate sufficient cash flow from operations, or that we will have access to external financing sources, to adequately fund such capital expenditures. Our access to external sources of financing will depend on many factors, including factors beyond our control, such as conditions in the global capital markets and investors’ risk perception of investing in Peru and in emerging markets generally. Any equity or debt financing, if available, may not be on terms that are favorable to us. If our access to external financing is limited, we may not be able to execute our strategy, which could adversely affect our business, financial condition and results of operations.

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. In the past, we have been subject to antitrust and tax proceedings or investigations. While we contest these matters vigorously and make insurance claims when appropriate, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business, financial condition and results of operations in the event of an unfavorable ruling.

Our business is subject to a number of operational risks, which may adversely affect our business, financial condition and results of operations.

Our business is subject to several industry-specific operational risks, including accidents, natural disasters, labor disputes and equipment failures. Such occurrences could result in damage to our production facilities, and equipment and/or the injury or death of our employees and others involved in our production process. Moreover, such accidents or failures could lead to environmental damage, loss of resources or intermediate goods, delays or the interruption of production activities and monetary losses, as well as damage to our reputation. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations.

In addition, key equipment at our facilities, such as our mills and kilns, may deteriorate sooner than we currently estimate. Such deterioration of our assets may result in additional maintenance or capital expenditures, and could cause delays or the interruption of our production activities. If these assets do not generate the cash flows we expect, and we are not able to procure replacement assets in an economically feasible manner, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the continued operation of our flagship Pacasmayo plant.

Our flagship production facility in Pacasmayo is essential to our business. In 2011, approximately 90.0% of our total cement and all of our quicklime was produced at this facility. The Pacasmayo plant is subject to normal hazards of operating any cement production facility, including accidents and natural disasters. Any interruption in our operation of the Pacasmayo facility or a decrease in the effective capacity of this facility would adversely affect our results of operations, and any prolonged disruption in the operation of this facility would have a material adverse effect on our business, financial condition and results of operations.

The introduction of cement substitutes into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement and concrete. In Peru, dry wall has only been introduced into the housing construction market in recent years and it is not widely used. However, the use of dry walls for housing construction could increase significantly in the future as it becomes more popular. In addition, research aimed at developing new construction techniques and modern materials may introduce new products in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team and board of directors. The loss of the services of some or all of our executive management and members of our board of directors could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional other qualified employees capable of operating our plants. Due to the limited pool of skilled workers in the north of Peru or workers from other regions willing to relocate to the north of Peru, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or reach full planned production levels in a timely manner and, as a result, our business, financial condition and results of operations could be adversely affected.

Our operations and sales are highly concentrated in the northern region of Peru.

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse affect on our business, financial condition and results of operations.

We are subject to environmental regulations and may be exposed to liability and political cost as a result of our handling of hazardous materials and potential costs for environmental compliance.

We are subject to various environmental protection and health and safety laws and regulations that regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; emissions and discharge of hazardous materials; and the health and safety of our employees. Pursuant to Peruvian law, in order to conduct mining and industrial activities, we are required, among other things, to (i) submit an environmental study and a mining closure plan to the Ministry of Production (Ministerio de la Producción) prior to initiating mining activities, (ii) comply with certain air emission and wastewater discharge standards, (iii) obtain approval from the water management authority to discharge wastewater into natural water sources or soil, and (iv) dispose solid waste generated by us in special landfills exclusively through companies registered with the environmental agency. In addition, we are required to have a health and safety committee and develop an internal health and safety code. Although we believe we are in compliance with all these regulations in all material respects, we cannot assure you that we have been or will be at all times in full compliance with these laws and regulations. Any violation of such laws or regulations could result in substantial fines, criminal sanctions, revocations of operating permits and shutdowns of our facilities. In addition, current or future governments may also impose stricter regulations which may require us to incur higher compliance costs.

Pursuant to certain applicable environmental laws, we could be found liable for all or substantially all of the damages caused by pollution at our current or former facilities or those of our predecessors or at disposal sites. We could also be found liable for all incidental damages due to the exposure of individuals to hazardous substances or other environmental damage.

We cannot assure you that our costs of complying with current and future environmental and health and safety laws and regulations, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, financial condition and results of operations.

International agreements related to climate change may result in an increase in our costs.

There are ongoing international efforts to address greenhouse emissions. The United Nations and certain international organizations have taken action against activities that may increase the atmospheric concentration of greenhouse gases. Regulatory measures, such as the Kyoto Protocol, aimed at addressing greenhouse gas emissions and climate changes, are in various stages of negotiation and implementation. Such measures may result in an increase in costs to us for installation of new controls aimed at reducing greenhouse gas emissions, purchase of credits or licenses for atmospheric emissions, and monitoring and registration of greenhouse gas emissions from our operations. These measures, if adopted in Peru, could adversely affect our business, financial condition and results of operations.

Changes in regulations or in the interpretation of regulations may adversely affect our business, financial condition and results of operations.

Our business is subject to extensive regulation in Peru, including, among others, relating to tax, environmental, labor, health and safety, and mining matters. We believe that our facilities are currently operating in all material respects in accordance with all applicable concessions, laws and regulations. Future regulatory changes, changes in the interpretation of such regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that regulatory changes in the future will not adversely affect our business, financial condition and results of operations.

A dispute with the labor unions that represent our employees could have an adverse effect on our business, financial condition and results of operations.

As of December 31, 2011, approximately 15% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

New projects may require the prior approval of local indigenous communities.

On September 7, 2011, Peru enacted Law No. 29,785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, to the extent that in the future our new projects require legislative or administrative measures that impact local indigenous communities, we may not be able to undertake such projects, unless the Peruvian government first conducts the foregoing consultation procedure. We cannot assure you that this law will not adversely affect our new projects and have an adverse effect on our business, financial condition and results of operations.

Additional Risks Relating to our Phosphate and Brine Projects

We have not established reserves with respect to our phosphate or brine projects.

We have not established reserves with respect to our phosphate or brine projects. We have only verified mineralized material in our phosphate deposits, and both projects are undergoing basic engineering studies. Such mineralized material will not qualify as reserves until a comprehensive evaluation, based upon unit costs, grades, recoveries and other factors, concludes economic and legal feasibility. The cost, timing and complexities of upgrading mineralized material to reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures typically are required to establish reserves through drilling, to determine metallurgical processes to extract the minerals from the ore and to construct mining and processing facilities.

We cannot assure you that we will be able to establish the presence of any reserves for phosphate or brine. The failure to establish reserves would materially affect our ability to develop our phosphate and brine projects and could significantly reduce their estimated value.

Mineralized material calculations are only estimates.

Our calculation of the mineralized material at our Bayóvar field is only an estimate and depends on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. There is a significant degree of uncertainty attributable to the calculation of mineralized material. Until mineralized material is actually mined and processed, the quantity of mineralized material and grades must be considered as estimates only and we cannot assure you that indicated levels will actually be produced.

The estimate of mineralized material is partially dependent upon the judgment of the person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates at a given time may significantly change when new information becomes available.

Estimating mineralized material may have to be recalculated based on further exploration or development activity or actual production experience, which could materially and adversely affect estimates of the quantity or grade of mineralized material. Any material changes in quantity and grades of mineralized material will affect the economic viability of placing a property into production and a property’s return on capital. We cannot assure you that mineralized material can be mined or processed profitably.

Our phosphate and brine projects are not part of our core cement business and we cannot assure you that we will be able to profitably extract and sell these products.

We are undertaking two non-metallic mining projects to develop phosphate and brine deposits. However, we have initiated basic engineering studies and we cannot assure you that these projects will be successful or profitable. Mining is highly speculative in nature, involves many risks and can be unsuccessful. In addition, our core competency is the production and distribution of cement products. We have no prior experience in planning, developing and managing large-scale mining projects, and we have no operating experience or track record in extracting, processing or commercializing phosphate or brine minerals to assess our potential performance. The development of these two projects may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development of our existing cement operations.

We may face several factors that may impair our ability to execute these projects successfully including, among others, the following:

•                  delays in obtaining regulatory approvals, licenses or permits from different governmental or regulatory authorities, including environmental permits;

•                  increases in the cost of energy, equipment, materials or labor, making the project economically unfeasible;

•                  adverse weather conditions, natural disasters, accidents or other unforeseen events;

•      unforeseen engineering, design, environmental or geological problems;

•                  insufficient access to adequate means of transportation for our minerals, including delays in the construction of a port nearby;

•                  opposition from local communities;

•                  strikes or labor disputes;

•                  changes in the level of demand and prices for products derived from these materials; and

•                  adverse changes in Peru’s regulatory framework.

Any of these factors may delay our projects and may increase our projected capital costs. If we are unable to complete these projects, any costs incurred in connection with these projects may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of these projects or achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and results of operations.

In addition, we may face difficulties in marketing and distributing the products derived from these fields. Even if we successfully extract these minerals, we may not be able to market them successfully or find suitable buyers, which may have an adverse effect on our business, financial condition and results of operations.

The actual amount of capital required for our phosphate and brine projects may vary significantly from our current estimates.

Our phosphate and brine initiatives are complex projects that require significant capital investment. Our estimated capital amounts for these projects are based on preliminary estimates and assumptions we have made about the mineral deposits, equipment, labor, permits and other factors required to complete the projects. If any of these estimates or assumptions change, the actual timing and amount of capital required may vary significantly from what we anticipate. Additional funds may be required in the event of departures from current estimates, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses, or if we are unable to find a suitable strategic partner to assist in financing our phosphate project. We cannot assure you that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

If we have difficulties working with Mitsubishi to develop our phosphate project or with Quimpac to develop our brine project, we may face difficulties in carrying out these projects.

We are unfamiliar with the commercial market for phosphate and brine products and are seeking to develop these projects with partners that have expertise in commercializing these products. We sold a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, which will assist us to develop our phosphate deposits. In addition, Mitsubishi entered into a 20-year off-take agreement with Fosfatos. We have formed Salmueras Sudamericanas S.A. (“Salmueras”) with Quimpac S.A. (“Quimpac”) as a minority partner to assist in financing our brine project and provide its expertise in the commercialization of dicalcium phosphate and salt. If we encounter difficulties working with Mitsubishi or Quimpac, we may not be able to execute these projects as currently contemplated.

Risks Relating to our Common Shares and ADSs

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

•                  actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

•                  investor perceptions of our prospects or our industry;

•                  operating performance of companies comparable to us and increased competition in our industry;

•                  new laws or regulations or new interpretations of laws and regulations applicable to our business;

•                  general economic trends in Peru;

•                  catastrophic events, such as earthquakes and other natural disasters; and

•                  developments and perceptions of risks in Peru and in other countries.

Our controlling shareholder has significant influence over us and his interests could conflict with the interests of other shareholders.

As of March 31, 2012, our controlling shareholder beneficially owned 53.32% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•                  the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•                  determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•                  whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

•                  whether we offer preemptive and accretion rights to holders of our common shares in the event of a capital increase;

•                  sales and dispositions of our assets; and

•                  the amount of debt financing that we incur.

Our controlling shareholder may direct us to take actions that could be contrary to the interests of our other shareholders and may be able to prevent other shareholders from blocking these actions or from causing different actions to be taken. Also, our controlling shareholder may prevent change of control transactions that might otherwise provide the shareholders with an opportunity to dispose of or realize a premium on their investment in our common shares and ADSs. We cannot assure you that our controlling shareholder will act in a manner consistent with our other shareholders’ best interests.

Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Peru, a Peruvian newspaper of general circulation and the bulletin of the Lima Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

Holders of ADSs also may not receive voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attribute to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying common shares are not voted as requested.

Our shareholders’ ability to receive cash dividends may be limited.

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in nuevos soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the dividend distribution.

Holders of ADSs may be unable to exercise preemptive or accretion rights with respect to the common shares underlying their ADSs.

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40% of our outstanding common shares, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders of ADSs may receive only the net proceeds from the sale of their preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any change related to an increase in deposits or charges for book-entry securities services or any modification that might hinder the rights of the ADS holders will be effective within 30 days after the ADS holders have received notice of such change or modification and such holders will have no right to any compensation whatsoever.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the New York Stock Exchange, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

For example, the New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company”. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors.

The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be “controlled companies”, have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Good Governance for Peruvian Companies.” Although we have implemented a number of these measures, we are not required to comply with the corporate governance guidelines by law or regulation.

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions and investors may face difficulties in commencing judicial and arbitration proceedings against our company or the controlling shareholder.

Our company is organized and existing under the laws of Peru, and our controlling shareholder is resident in Peru. Accordingly, investors may face difficulties in serving process on our company, our officers and directors or the controlling shareholder in other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our officers and directors or the controlling shareholder that are based on securities laws of jurisdictions other than Peru.

In Peru, there are no proceedings to file class action suits or shareholder derivative actions with respect to issues arising between minority shareholders and an issuer, its controlling shareholders or directors and officers. Furthermore, the procedural requirements to file actions by shareholders differ from those of other jurisdictions, such as in the United States. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, officers or controlling shareholder as compared to the shareholders of a U.S. company. The deposit agreement provides that the depositary has no obligation to commence or become involved in any judicial proceedings and any other legal actions relating to the ADSs or the deposit agreement, either on behalf of the ADS holders or on behalf of any other person.

ITEM 4.        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company.

Our history

Cementos Pacasmayo S.A.A. was incorporated in 1957 and is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.pacasmayo.com.pe. Information on or accessible through our website is not a part of this annual report.

Cementos Pacasmayo and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for the past 100 years. Hochschild Mining plc is incorporated in the United Kingdom and has been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2012, Eduardo Hochschild, directly and indirectly, owns and controls 53.96% of the shares of Hochschild Mining plc. Through Inversiones Pacasmayo S.A. (“IPSA”), Eduardo Hochschild, directly and indirectly, owns and controls 53.32% of the outstanding common shares and 33.17% of the outstanding non-voting investment shares of Cementos Pacasmayo.

The Hochschild Group traces its origins to 1911, when Mauricio Hochschild, a German mining engineer, founded a group of companies in South America that came to be known as the Hochschild Group. Following World War I, the Hochschild Group expanded into Bolivia where it developed significant interests in tin. The Hochschild Group commenced operations in Peru in 1925 and in 1945 Luis Hochschild, the nephew of Mauricio Hochschild (and the father of Eduardo Hochschild), joined the Hochschild Group’s Peruvian operations.

During the first decades of its operations, the Hochschild Group focused on the commercialization of minerals, although it later began operating its own mines and other industrial companies. During World War II, the Hochshild Group was a key supplier of tin and other metals to the allied forces.

Cementos Pacasmayo, was incorporated in Lima, Peru in 1949, by a group of private investors that founded the company to serve the cement market in the northern region of Peru. The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

•                  In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

•                  In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

•                  In 1995, we began our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares with the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

•                  In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

•                  In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

•                  In 2009, we created Fosfatos in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

•                  In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

•                  In 2011, we created Salmueras together with Quimpac, the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

•                  In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•                  In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States. As a result, our ADSs are listed on the New York Stock Exchange.

Capital Expenditures

Our current plans for our cement business contemplate capital expenditures in 2012 of approximately US$50 million for the expansion of our cement production capacity at our Pacasmayo and Rioja facilities, the pre-feasibility and engineering studies for a new cement plant in Piura, and maintenance. The expansion of our Pacasmayo facility is in the commissioning period and we expect will begin production in the second quarter of 2012, and we expect that the expansion of our Rioja facility will be ready by the second half of 2012. We expect to spend over the next five years approximately US$10 million per year on recurring capital expenditures necessary to maintain our plants and equipment. We expect that our capital expenditures relating to our cement business can be met from our operating cash flow and net proceeds from the initial public offering of ADSs. We may also enter into loan agreements to finance part of these expenditures, if financing is available on attractive terms, particularly from equipment suppliers.

In addition to our cement business, we expect to have substantial capital expenditure requirements to develop our phosphate and brine projects, if the feasibility and other studies conclude that developing these projects will be legally and economically feasible. We currently estimate the total cost of developing these projects in the range of US$350 and US$400 million for the phosphate project and in the range of US$250 and US$300 million for the brine project. These estimates, however, are based on limited preliminary work and are subject to change. We have not developed a specific timetable for the development of these projects.

We expect to finance these projects with a combination of the net proceeds from the initial public offering of ADSs, new borrowings and financial contributions from us and our minority partners. In our phosphate project, we recently sold a minority equity interest in Fosfatos for an aggregate purchase price of approximately US$46.1 million. In our brine project, we have entered into a strategic partnership with Quimpac, under which we have committed to invest a total of US$100 million and Quimpac is obligated to invest approximately US$14.2 million as a minority partner over the time of the agreement in order to maintain its current equity interest. Our phosphate and brine projects are not part of our core cement business, and, accordingly, we expect to evaluate strategic options as we continue to develop our projects.

The table below provides our total capital expenditures incurred in 2009, 2010 and 2011.

	Year ended December 31,
(in millions of S/.)	2009	2010	2011
Mill no. 7	50.2	34.5	0
Corianta calcination plant(1)	6.7	9.3	2.3
Construction of diatomite brick plant	—	18.5	34.5
Expansion of Rioja cement plant	—	—	32.3
Expansion of Pacasmayo cement plant	—	—	14.7
Phosphate project	12.7	10.5	4.5
Brine project	—	1.5	5.8
Carbon mine concession	—	—	10.9
Concrete and block business	—	—	20.5
Other investing activities(2)	56.6	70.7	115.7
Total	126.2	145.0	241.2

(1)                                 Capital expenditures relate to the conversion of our Waelz rotary kiln to produce zinc and quicklime interchangeably.

(2)                                 Includes overhauls of transmission, cooler system, storage silo, heavy machinery and other.

B.                                   Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. We are among the most profitable publicly-listed cement manufacturers in the world, based on operating margins over the past three years. With more than 54 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2011, we sold approximately 1.9 million metric tons of cement, representing an estimated 21.9% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region. From 2007 to 2011, our cement sales volume grew at a compound annual growth rate (“CAGR”) of 9.2%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately two times the growth in Peru’s annual GDP. We believe the construction sector will continue to grow with the expected expansion of the economy and the continued housing deficit in the country.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 68 years, based on our 2011 cement production levels.

We have three projects to increase our cement production capacity: (i) we are installing two new vertical kilns as well as upgrading one of our horizontal rotary kilns at our Pacasmayo facility, which we expect will begin production in the second quarter of 2012, to increase our installed annual clinker production capacity by 200,000 metric tons; (ii) we are more than doubling the cement production capacity of our Rioja facility, which is currently operating at near full capacity, by installing a new production line that will add 240,000 metric tons of installed annual cement production capacity by the second half of 2012; and (iii) we plan to undertake pre-feasibility and engineering studies to build a new cement plant in Piura, the third largest city in northern Peru. These developments will allow us to meet projected increases in demand for cement in coming years.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of more than 140 independent retailers, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 541.4 million metric tons of mineralized material. We also have concessions for fields with identified brine deposits. We believe that, if we are able to extract these minerals in a profitable manner, these projects could provide us substantial new revenue streams, diversify our portfolio of products and improve our profitability.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2009	2010	2011
Economic data(1):
GDP growth in Peru	0.9%	8.8%	6.9%
Construction sector growth in Peru	6.1%	17.4%	3.4%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	2,090	3,100	3,100
Installed clinker capacity	1,500	1,500	1,500
Production (thousands metric tons):
Cement production	1,545	1,811	1,946
Clinker production	1,128	1,278	1,315
Utilization rate at Pacasmayo plant(2):
Cement	72.9%	55.7%	60.4%
Clinker	76.8%	86.0%	89.2%
Utilization rate at Rioja plant(2):
Cement	83.8%	98.2%	97.5%
Clinker	65.2%	79.9%	77.5%
Selected financial data (amounts in millions of S/.):
Net sales	756.6	898.0	995.0
Growth in net sales (versus prior period)	N/A	18.7%	10.8%
Gross profit	351.1	419.1	425.5
Gross profit margin	46.4%	46.7%	42.8%
Adjusted EBITDA(3)	259.4	296.7	267.2
Adjusted EBITDA margin(3)	34.3%	33.0%	26.4%
Profit(4)	148.0	223.1	65.5
Profit margin(4)	19.6%	24.8%	6.6%

(1)                                 Source: Central Bank of Peru.

(2)                                 Utilization rate is calculated by dividing production for the specified period by installed capacity.

(3)                                 For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our profit, see “Item 3. Key Information — A. Selected Financial Data.”

(4)                                 Profit for 2010 includes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. In addition, profit for 2011 includes a non-cash loss of S/.96.0 million due to an impairment with respect to our zinc mining assets.

Peruvian cement market

Peru has experienced sustained economic growth over the past decade. From 2007 to 2011, GDP grew at a CAGR of 6.6%. Despite the global economic recession, which slowed GDP growth in Peru to 0.9% during 2009, the economy rebounded in 2010 and recorded GDP growth of 8.8%. Growth during the 2007 to 2011 period was accompanied by low inflation, which averaged 3.5% per year. In addition, at December 31, 2011, the government had accumulated foreign exchange reserves of approximately US$48.8 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 31.3% in 2010. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 6.9% through 2011 and is projected to grow at a rate of 5.7% in 2012.

We sell substantially all our cement in the northern region of Peru, which in 2011 accounted for approximately 23.2% of the country’s population and 15.1% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports. From 2007 to 2011, total cement consumption in Peru grew at a CAGR of 10.4%, according to the INEI, driven by the country’s overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 9.2% over the same period. Despite this recent growth, Peru continues to have a significant housing deficit, estimated by Fondo MiVivienda at two million homes nationwide.

In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2011 sales to the auto-construcción segment accounted for approximately 56% of our total sales of cement, private construction projects accounted for 28% and public construction projects accounted for the remaining 16%. Approximately 91.2% of our total cement shipments in 2011 were in the form of bagged cement, substantially all of which was sold through retailers.

Our phosphate and brine projects

In the process of securing quarries of raw materials for our cement operations, in 2007 we acquired a diatomite concession in a field located in Bayóvar in the northwest of Peru where our geologists have discovered significant deposits of phosphate rock. According to an independent study prepared by Golder Associates Peru S.A. in August 2011, this field contains an estimated 541.4 million metric tons of mineralized material based on wet density, with an average grade of 18.5% of P2O5 (phosphorus pentoxide). Phosphate concentrates are primarily sold as a fertilizer nutrient in agriculture, which we believe will continue to benefit from rising global food consumption driven by the growing per capita income in emerging countries. In December 2011, we sold a 30.0% equity interest in our subsidiary Fosfatos, which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi has entered into an off-take agreement to purchase Fosfatos’ production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. We believe this is one of the most significant foreign investments by a major international company in Peru’s phosphate sector.

We own concession rights to fields in the coastal region in the northwest of Peru, which, according to our internal geologists, contain brine deposits. We recently entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we formed Salmueras, a project company in which we own a 74.9% equity interest and Quimpac owns the remaining 25.1%. Under the agreement, we contributed our brine concessions located in the fields of Ñamuc and El Tablazo and committed to invest US$100 million to the project, while Quimpac contributed its brine concessions located in the Cañacmac field and may contribute approximately US$14.2 million to the project to maintain its current equity interest. Our combined brine concessions cover 136,230 hectares of land. Brine is used to produce potassium chloride, magnesium oxide, dicalcium phosphate, bromine and salt, which have a wide variety of agricultural and industrial uses, such as in fertilizers, animal feed and construction.

We believe our phosphate and brine projects provide significant opportunities to expand our revenue streams, diversify our portfolio of products and improve our profitability, and we intend to dedicate substantial efforts to developing these projects. Pending completion of basic-engineering studies, we believe that both our phosphate and brine projects could be in operation in the next three to five years. In connection with our phosphate project, we are evaluating potential partners to assist in financing the project as well as providing expertise in the commercialization of phosphate-derived products.

These projects require significant capital investments and as we have not yet completed feasibility studies, we cannot assure that we will be able to produce and sell these products profitably or at all.

Competitive Strengths

Our principal competitive strengths include the following:

Strong cash flow generation and high profitability.  We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

•                  our leadership position in the northern region of Peru;

•                  our extensive distribution network, operational flexibility and efficiency, and focus on innovation; and

•                  our low level of indebtedness.

In 2011, we generated cash flow from operating activities of S/.132.3 million (US$49.1 million) and Adjusted EBITDA of S/.267.2 million (US$99.1 million), and our operating and Adjusted EBITDA margins were 11.9% and 26.9%, respectively. In addition, we have achieved significant increases in cement production volumes and revenue growth while maintaining low levels of indebtedness. As of December 31, 2011, we had S/.590.6 million (US$219.1 million) of indebtedness and our leverage ratio (net debt to total equity) was 0.2x.

Leader in attractive and expanding market.  We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2011, the northern region accounted for approximately 23.2% of the country’s population and 15.1% of its GDP. From 2007 to 2011, GDP in the northern region grew at a CAGR of 5.9%. During the same period, our cement production and sales volume grew at a CAGR of 9.2%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Established distribution network with strong brand recognition.  We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO”, consisting of over 140 independent retailers with more than 220 hardware stores, primarily small, local hardware stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and keep informed of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Operational flexibility and efficiency.  We operate several horizontal and vertical kilns that vary in size, which enable us to adapt quickly to market demands and other events in a cost-efficient manner. For instance, this configuration enables us to continue production without disruption by shifting operations if a serious incident were to occur at our Pacasmayo plant. In addition, our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability.

Emphasis on innovation.  We place significant emphasis on research and development to ensure our products meet the needs of consumers in our market and to improve the efficiency of our operations. For example, we have developed cement products suitable to coastal construction that tend to be more exposed to erosion from sulfate. We believe that, by educating retailers and end consumers of these attributes of our products, we have been successful in building demand and realizing higher margins for our differentiated product offering. In addition, through our dedicated team of geologists and scientists, we have significantly reduced the amount of clinker required for our cement production by substituting clinker with other natural minerals or additives, while maintaining the quality of our cement products. Our reduced use of clinker minimizes capital expenditures that would otherwise be required to increase our cement production capacity, and reduces our carbon dioxide emissions (CO2), consistent with our commitment to the environment. Through these efforts, our clinker/cement factor was approximately 0.72 as of December 2009 and 2010, which was below the global weighted average of 0.76 among large global cement producers as of 2009, as reported by the World Business Council for Sustainable Development (Cement Sustainability Initiative). As of December 31, 2011, our clinker/cement factor was approximately 0.66.

Know-how to develop our phosphate and brine projects.  We are highly experienced and knowledgeable in open-pit mining and industrial processes as a result of our core cement business, and we believe this know-how will enable us to develop our brine and phosphate projects, as we seek to capitalize on their value for our company. Moreover, because of our close and long-standing relations with local communities, we believe we have the credibility to obtain local support for our projects, which is essential to their success. Due to our long operating history, market position and reputation, we have been able to team up with high quality strategic partners with expertise in areas that complement our core competencies to develop our projects. For our phosphate project, we have partnered with a world leading marketer of phosphate-derived products, and for our brine project we have partnered with a leading chemical company in Peru.

Strong relationship with local communities.  Since we began operations 54 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 6,000 students in various technical fields, some of whom now work for us and our affiliates.

Highly experienced and professional management and board of directors.  Our management team, with an average of 14 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. We have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of only nine listed companies.

Our Strategies

Our objective is to maximize shareholder value, while honoring our commitment to the environment and abiding by our social responsibility goals. We intend to achieve our objective through the following principal strategies:

Continue to focus on our core business of supplying the rising demand for cement.  We plan to continue to meet the increasing demand for cement in our market, while controlling production costs. We intend to increase our production capacity through the expansion of our installed cement and clinker capacity. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business.

Enhance operational efficiencies to reduce production costs.  We intend to continue developing operational efficiencies in an effort to reduce costs and increase our operating margins. Our principal efficiency initiative is to reduce energy costs by securing our own source of coal. We recently exercised certain of our options to purchase coal mining concessions in the north of Peru, and we intend to replace a high proportion of our use of imported bituminous coal with anthracite coal produced locally. Additionally, we are focused on further reducing our clinker/cement factor by using substitute materials which would allow us to produce cement with less capital expenditure and achieve a higher product yield in a more environmentally friendly manner.

Deepen our commercial relationship with retailers and end-consumers.  We plan to enhance our commercial relationships with retailers and end-consumers in our market, both to maintain brand loyalty and to foster demand for our cement products. We will continue to support retailers in our DINO distribution network by providing product education, training sessions, rewards programs, and assistance in financing purchases of our products. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers.

Continue to focus on being the preferred provider of building solutions.  We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether households building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products and other building solutions. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. We dedicate significant resources to developing new products that meet evolving market demands through product research and development.

Develop our non-core mineral assets.  We intend to dedicate significant efforts and resources to develop our phosphate and brine projects and create value for our shareholders by capitalizing on the potential of these mineral assets. We have begun the basic engineering studies in connection with our phosphate and brine projects, which we expect will be completed during the fourth quarter of 2012 and first quarter of 2013, respectively. If these studies indicate that exploitation is economically feasible, we estimate that both the phosphate and the brine projects could be in production within the next three to five years. In connection with our phosphate project, we recently sold a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi and in the case of our brine project we recently formed Salmueras with Quimpac as a minority equity holder. We believe working with strategic partners in these projects will allow us to mitigate development and execution risk. These projects are not part of our core cement business; accordingly, we intend to evaluate strategic options as the development of the projects proceeds.

Selectively pursue acquisitions.  We will continue to evaluate and may selectively pursue strategic acquisitions of cement and complementary businesses that expand our geographic footprint and diversify our portfolio of products. Our management team has significant operating experience and industry knowledge in the production and commercialization of cement and cement-related materials, and we believe this experience will enable us to identify and pursue attractive acquisitions that will maximize shareholder value.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime and, until recently, zinc calcine. In 2011, cement, concrete and blocks accounted for 80.7% of our net sales, quicklime accounted for 4.6% and zinc calcine accounted for only 0.3%. We also generate sales by selling and distributing construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2011 represented 14.4% of our net sales. We decided to suspend the extraction of minerals to produce zinc calcine in 2008 in order to retrofit our Waelz rotary kiln to produce quicklime. In 2011 we decided to permanently shut down our zinc calcine operations.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2009	2010	2011
Cement, concrete and blocks	1,549	1,805	1,937
Quicklime	117	121	93
Zinc calcine	8	5	1
Total	1,674	1,931	2,031

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/.)	2009	2010	2011
Cement, concrete and blocks	608.3	728.3	803.0
Quicklime	60.5	57.7	45.9
Construction supplies(1)	72.0	96.1	143.3
Others(2)	15.8	16.0	2.8
Total	756.6	898.1	995.0

(1)                                 Refers to construction materials manufactured by third parties.

(2)                                 Principally zinc calcine.

Cement

Cement is a powdered mixture of ground minerals that, when mixed with water, adheres to other materials and hardens to form a rock-like substance. Cement is generally mixed with other materials, such as gravel and sand, forming concrete with a high degree of compressive strength that is able to withstand substantial pressure.

Cement types are generally classified as portland cement or blended hydraulic cement. Portland cement is a hydraulic cement produced by pulverizing clinker, consisting essentially of crystalline hydraulic calcium silicates and calcium sulfate. Blended hydraulic cement consists of a mixture of portland cement clinker and mineral admixtures, such as burn furnace slag, pozzolan and limestone.

We produce both types of cement in a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following five types of cement products designed for specific uses.

•                  Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

•                  Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has a high sulfate content. It is generally used for hydraulic constructions, such as irrigation canals, tunnels, water conduits and drains.

•                  Type MS. This type of cement is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. Due to its mineral admixtures, Type MS cement results in less permeable structures with a greater chemical resistance that protects against sulfates and chlorides.

•                  Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has a high sulfate content. It is recommended for port constructions, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

•                  Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

We believe that our Type V, MS and HS cement products are particularly suitable for construction in the northern coastal region of Peru, where sulfate and chloride concentrations from soil, ground water and sea water affect the durability of construction structures. By educating retailers of the different cement characteristics and conducting marketing campaigns, we believe we have been successful in building demand for our cement products.

Our research and development department is also equipped to produce custom-tailored cement products on demand. In addition, through our dedicated team of geologists and scientists, we have significantly reduced the amount of clinker required for cement production minimizing our capital expenditures and significantly reducing our carbon dioxide emissions (CO2). As of December 31, 2011, our clinker/cement factor was approximately 0.66.

We market and distribute our cement primarily in 42.5 kilogram bags. Most of our bagged cement is sold to the retail sector consisting primarily of households who buy bags of cement to build their own homes with little or no formal technical assistance. The bags are made of kraft paper to preserve the quality of the cement. Our bags include information relating to the composition of our cement, handling instructions, production dates and storage instructions. Our cement bags have different colors to easily identify the different types of cement. Once bagged at our Pacasmayo and Rioja facilities, our cement is loaded onto trucks operated by third parties. Cement in bulk is sold to large industrial consumers.

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as blocks, bricks and pavers.

•                  Ready-mix concrete. Ready-mix is a blend of cement, aggregates (i.e., sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have five ready-mix plants.

•                  Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

Quicklime

We produce and distribute quicklime, which has several industrial uses. Quicklime serves as a neutralizer, lubricant, drying and absorbing material, disinfectant and as raw material. Quicklime has various applications, including in the steel, food, fishing and chemical industries. It is also used in mining operations to treat water and industrial residues, in agriculture as a fertilizer enhancer, and to a lesser extent, in other industries. In Peru, quicklime is mainly used in the mining industry, as an additive to treat water residues. We produce quicklime in finely and coarsely ground varieties and sell it in three forms: (i) 40 kilogram bags, (ii) bags of one metric ton and (iii) in bulk for larger construction projects.

Zinc Calcine

We also, until recently, produced zinc calcine. Zinc ore extracted from our zinc mine concessions was crushed and mixed with anthracite coal which was then calcinated in our Waelz rotary kiln. We sold zinc calcine to local refineries that produce zinc. Zinc is a metal that is commonly used to prevent corrosion and is often used in galvanization, the process of coating iron or steel metals with rust resistant zinc.

To optimize the use of our Waelz rotary kiln, in 2010 we retrofitted it to produce both zinc calcine and quicklime interchangeably.

The operations at our zinc mines have been suspended since July 2008. We subsequently continued to produce small quantities of zinc calcine depleting our inventory of extracted zinc ore. However, in 2011, we did not produce any zinc calcine.

Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our future expectation of zinc prices, we have recorded an impairment of approximately S/.96.0 million during 2011 with respect to our zinc mining assets.

Production Process

Cement Production Process

The diagram below depicts the standard cement production process, which consists of the following main stages: extraction and transportation of limestone from the quarry; grinding and homogenization to make the raw material of consistent quality; clinkerization; cement grinding; storage in silos; and packaging, loading and distribution.

Extraction of raw materials.  To produce cement, limestone is extracted from our quarries. We use explosives to loosen the limestone and deploy bulldozers to remove dirt and the overburden covering the limestone. We crush the limestone in our primary and secondary cone crusher and the resulting limestone is loaded into trucks and hauled to our Pacasmayo or Rioja facilities from the adjacent quarry where it is stored.

Grinding and homogenization.  Limestone, clay and sand are mixed with iron that is acquired from third parties. The quality of the resulting raw meal is monitored by examining samples of each batch and processing them through our quality control x-ray software that automatically measures the mix of materials to confirm the blend is in compliance with our quality standards. Subsequently, the raw meal is sent to a blending silo and then to a storage silo from where it is fed into the pre-heater.

Clinkerization.  The raw meal is heated at a temperature of approximately 1,450 degrees Celsius in our kilns. The intense heat causes the limestone and other materials in the mixture to react inside the kiln, turning the mixture into clinker. Clinker is then cooled to a temperature of approximately 200 degrees Celsius and stored in a silo or in an outdoor patio.

Cement grinding.  After being cooled, clinker, together with gypsum and some admixtures, is fed into a ball mill or into a vertical roller mill where it is ground into a fine powder to produce cement. In this form, cement reacts as a binding agent that, when mixed with water, sand, stone and other aggregates, is transformed into concrete or mortar.

Storage in silos.  After passing through the ball mills, the cement is transferred on conveyor belts and stored in concrete silos in order to preserve its quality until distribution.

Packaging, loading and transport.  Cement is transferred through another conveyor belt from the silo to be packaged in 42.5 kilogram bags and loaded into trucks operated by third parties to be transported for distribution. Bulk cement may be transported (unpackaged) on especially designed trucks that deliver large amounts of cement directly to the work site.

Quicklime Production Process

Quicklime is produced by crushing limestone with a calcium carbonate content of at least 95% by calcinating it in a rotary kiln. The limestone for quicklime comes from our quarries. The crushing of the limestone is done at the quarry and the calcination process takes place only at our Pacasmayo facility. We produce quicklime in finely and coarsely ground varieties and sell both varieties in bags of 40 kilograms and up to one metric ton, as well as in bulk.

Zinc Calcine Production Process

Zinc oxide ore is ground and mixed with anthracite coal in a ratio of 1:0.6. The mixture is then fed into a Waelz rotary kiln as pellets for calcination. The Waelz rotary kiln is used to process zinc oxide ore that reacts with anthracite coal, burning the zinc oxide ore and transforming it to zinc calcine.

Raw Materials and Energy Sources

Limestone

We obtain limestone required to produce clinker and quicklime principally from land where we have concession rights. For our Pacasmayo plant, we extract limestone from our Acumulación Tembladera quarry located approximately 60 kilometers from the plant, and for our Rioja plant, we extract limestone from our Calizas Tioyacu quarry which is adjacent to our Rioja plant.

Acumulación Tembladera.  We have a concession to extract limestone and other minerals from our Acumulación Tembladera quarry, a 3,390 hectare open-pit mine located in the district of Yonan, in the department of Cajamarca. We acquired this concession in November 2002.

Calizas Tioyacu.  For our Rioja production, we have a concession to extract limestone and other minerals from a 400 hectare open-pit mine near our Rioja facility in the district of Elias Soplin Vargas, in the department of San Martin. We acquired this concession in February 1998.

In each of our limestone concessions, the term of the concession is indefinite, provided we pay an annual concession fee and a penalty fee if we fail to meet required minimum annual production levels. Failure to pay such fees in a timely manner for two consecutive years will cause us to forfeit our concession titles. As of the date of this annual report, we have fully paid all applicable fees on our operating concessions.

We extracted from our Acumulación Tembladera quarry approximately 1.8 million metric tons of limestone in 2009, 3.0 million metric tons in 2010 and 2.6 million metric tons in 2011, which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 255,500 metric tons of limestone in 2009, 307,400 metric tons in 2010 and 336,722 metric tons in 2011, which were used for cement production at our Rioja facility.

We estimate that as of December 31, 2011 our Acumulación Tembladera quarry contains approximately 121.7 million metric tons with an average grade of 85.70% of calcium carbonate of proven and probable limestone reserves, and our Calizas Tioyacu quarry contains approximately 10.0 million metric tons of proven limestone reserves with an average grade of 90.25% of calcium carbonate. Based on cement production at 2011 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately

70 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 38 years. On a combined basis, we estimate that our two quarries have a remaining life of approximately 68 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera and Calizas Tioyacu quarries, we also own concession rights to various other limestone quarries consisting, in the aggregate, of approximately 48,600 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the Ministry of Energy and Mines in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 116,165 metric tons of clay in 2009, 130,096 metric tons in 2010 and 116,461 metric tons in 2011.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectare open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the Ministry of Energy and Mines in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 24,955 metric tons of clay in 2009, 28,292 metric tons in 2010 and 32,825 metric tons in 2011.

We have not calculated our clay reserves, as we believe there is an abundant supply of clay in our concessions and more broadly in the northern region where we operate.

Sand

For cement production in our Pacasmayo facility, we use sand extracted from our Señor de los Milagros de Pacasmayo quarry. We extract approximately 100,000 metric tons of sand per year for use at our Pacasmayo facility. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

We have not calculated our sand reserves, as we believe there is an abundant supply of sand in our concessions and more broadly in the northern region where we operate.

Iron and diatomite

We use small quantities of iron and diatomite in our cement production, which we purchase from third parties at market prices. We are also in the process of installing a small diatomite plant in our Bayóvar field, where we expect in the future to obtain all of the diatomite required for our cement production.

Pozzolanic materials and other admixtures

Our cement production also requires small amounts of other admixtures, such as pozzolanic materials, gypsum and blast furnace slag.

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the Ministry of Energy and Mines in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and obtained from our Cunyac quarry approximately 120,271 metric tons of pozzolanic material in 2011.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the Ministry of Energy and Mines in 1998. We obtained from our Fila Larga quarry approximately 31,272 metric tons of pozzolanic material in 2009 and 33,729 metric tons in 2010. We did not use pozzolanic materials to produce cement in 2011.

We also own several other concessions containing pozzolanic material which have not been exploited. In addition, our use of pozzolanic materials may be substituted with clinker or other admixtures.

Other admixtures, such as gypsum and blast furnace slag, are purchased at market prices from third-party suppliers.

If we are unable to acquire raw materials or admixtures from current suppliers, we believe that other sources of raw materials and admixtures would be available without significant interruption to our business.

Energy Sources

Our main energy sources are fuel in the form of coal and electricity. Our production processes consume significant amounts of energy, because our kilns must reach extreme temperatures to produce clinker and quicklime. In addition, milling operations, homogenization and transportation of materials consume significant amounts of energy.

Coal

We purchase anthracite coal from local suppliers and import bituminous coal from suppliers mainly in Colombia, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facility adjacent to the Salaverry port, located approximately 130 kilometers south of our Pacasmayo facility, where we have sufficient stock of bituminous coal to maintain our production levels for the next year.

In December 2009 and February 2010, we entered into option agreements to acquire coal mining concessions to secure a steady and reliable source for our coal requirements and to reduce our energy costs related to coal. We recently exercised certain options under these agreements to acquire coal mining concessions for 908.45 hectares near our Pacasmayo facility for a total purchase price of US$4.5 million, which we recorded and paid in full October 2011. We have until April 2014 to exercise our remaining options to purchase an additional coal mining concession for 501.24 hectares for US$1.0 million.

Electricity

As of December 31, 2011, all of the electricity requirements for our Pacasmayo facility were supplied by Electroperú and Kallpa and for our Rioja facility by ELOR.

We have a long-term electricity supply contract with Electroperú for a term of ten years, ending in December 2020. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

We also have an electricity supply contract with Kallpa that ends in July 2012. We expect that, upon termination of our contract with Kallpa, all of our energy needs at our Pacasmayo facility will be supplied by Electroperú. Kallpa supplies our Pacasmayo facility with 16 megawatts of electricity at peak hours and nine megawatts at non-peak hours. Payments are determined according to a formula based on our consumption and certain market variables, plus transmission tolls, which are determined and published by the Energy and Mining Supervising Agency (Organismo Supervisor de la Inversión en Energía y Minería).

In addition, we have a long-term electricity supply contract with ELOR to supply the Rioja facility for a term that ends in November 2016. ELOR supplies the Rioja facility with 3.4 megawatts of electricity at peak hours and 3.7 megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

Other Production Materials

We use other materials in the cement production process, including paper bags to package cement, which we purchase principally from suppliers in Peru, Ecuador and Austria; plastic bags used to package limestone, which we purchase from various suppliers in Ecuador, Peru and Chile; and water to cool the kiln exhaust gases and for our crushing operations at our Acumulación Tembladera quarry, which we obtain principally from a well located at our Pacasmayo facility and from the Jequetepeque river. Water used in our production process is maintained in a closed system at our plants and re-processed for utilization in our production process.

Consumer Base

The retail cement sector in Peru is characterized by households that purchase single bags of cement to gradually build or improve their homes with little or no professional assistance. This sector is known as auto-construcción. Families in this sector tend to invest a large portion of their savings in building or improving their own homes. Auto-construcción is often conducted with the help of a builder (maestro de obra) who generally has experience in construction. Our retail marketing plans typically target the maestro de obra who is usually the decision maker when buying cement and other related construction materials.

We also sell directly to small, medium and large private construction companies working on a variety of construction projects, from housing complexes to commercial developments. In the public sector, we sell to national, regional and local governments carrying out including housing complexes and public construction, ranging from local schools and hospitals to large irrigation projects.

Sales and Distribution

Distribution

Our market extends from the Ecuadorian border in the north of Peru to the city of Barranca in the south (approximately 180 kilometers north of Lima), to the Andes mountains in the east and the Pacific Ocean in the west. Our market covers the provinces of Amazonas, Cajamarca, La Libertad, Lambayeque, Piura and Tumbes in the north; and San Martín and Loreto in the northeast.

Our Pacasmayo facility supplies the entire northern region of Peru from Tumbes to Casma and Huarmey. Our Rioja facility supplies the cities of Jaen, Chachapoyas, Pedro Ruiz, Nuevo Cajamarca, Rioja, Moyobamba, Tarapoto and Yurimaguas.

In 2011, approximately 91.2% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8.8% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 140 local hardware stores, with whom we have a distribution agreement. In addition, we also distribute to 160 other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

Additionally, we sell and distribute other construction materials manufactured by third parties that are used with cement, such as steel rebar, plastic pipes and electrical wires, among others.

Marketing and Brand Awareness

We use our distribution network, together with our strategically located local commercial offices, to promote our products and brands, as well as to keep us informed of market developments. We believe our distribution network has enabled us to build strong recognition for our Pacasmayo brand among maestros de obra, retailers and end consumers which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Our marketing expenses in 2011 were approximately S/.8.4 million, or 0.8% of our net sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

To maintain and improve our relationship with retailers, we have developed several loyalty and incentive programs designed for our distribution network. For instance, members of our distribution network can redeem points for various prizes, ranging from computers to trucks. We have also partnered with Scotiabank to provide our customers with small loans to help finance the purchase of our products.

Quality Control

In Peru, cement production is subject to standardization (normalización) regulations approved by the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”). Although the standardization regulations are not mandatory, they are useful in achieving an optimum level of management. As of the date of this annual report, there are 81 standardization regulations approved by INDECOPI in connection with the production of cement and its commercialization. We are currently in compliance with all standardization regulations applicable to our products.

We have established a quality assurance program in accordance with ISO Standard 9001-2008, certified by SGS del Perú S.A.C., a company that provides inspection, verification, testing and certification services.

We monitor quality at every stage of the cement production process. In our Pacasmayo and Rioja facilities, we periodically test the quality of our raw materials. These tests include chemical, physical and x-ray tests. We perform similar examinations of the clinker we produce. Additionally, we also perform regular quality tests on our finished products.

We have a quality control area with computerized systems to access real-time information on the quality of our products. As part of our quality control process, we monitor the performance of our different cement products, monitor the performance of additives in our cement and review monthly statistical analysis on the resistance of cement, among other things.

Competitive Position

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. Cementos Lima and Cemento Andino principally serve the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2011, we sold approximately 1.9 million metric tons of cement, representing an estimated 21.9% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region of Peru.

Regulatory Matters

Overview

Although our core business is the production of cement, we hold a number of mining concessions granted by the Peruvian government for the supply of limestone and other raw materials required for cement production. As a result, we are subject both to the mining and the general industrial legal framework in Peru.

The regulatory framework applicable to our cement production may be divided into rules and regulations relating to (i) the mining and crushing of limestone and clay, and (ii) the production process.

Mining Regulations

The General Mining Law (Texto Único Ordenado de la Ley General de la Minería) approved by Supreme Decree No. 014-92-EM, published in the Peruvian Official Gazette, El Peruano, on June 3, 1992, is the primary law governing both metallic and non-metallic mining activities in Peru and is supplemented by implementing guidelines and policies regarding mining and the processing of minerals enacted by the Ministry of Energy and Mining. Under the General Mining Law, mining activities (except storage, reconnaissance, prospecting and trade) are carried out exclusively through various forms of concessions. Of the concessions available under law in Peru, we currently hold mining and mineral processing concessions. Mining concessions are granted by the Geological, Mining and Metallurgical Institute (Instituto Geológico Minero y Metalúrgico, or “INGEMMET”), and all other concessions, including our mineral processing concessions, are granted by the Directorate General for Mining of the Ministry of Energy and Mines. Any act, transfer, termination or agreement related to these concessions must be registered with the Mining Rights Registry, which is part of the National Public Registry System, to be effective against the Peruvian government and third parties.

Holders of concessions or mining claims must comply with several obligations, including the payment of an annual concession fee (derecho de vigencia) of US$3.00 per applicable hectare. The annual concession fee is due and payable on or prior to June 30 of each year. Failure to pay the annual concession fee for two consecutive years will result in the termination of the mining concession.

Mining activities require holders to obtain title to the surface land from individual landowners.

Mining concessions are granted for an unlimited period, subject to the achievement of minimum annual production levels. Two different regimes apply depending on the date the concession was granted:

For concessions granted before 2008 the following rules apply:

•                  the minimum annual production is equivalent to US$100 per year per hectare, in the case of metallic concessions, and US$50 per year per hectare, in the case of non-metallic mining concessions;

•                  the minimum production level is to be achieved no later than the end of the sixth year from the date of grant;

•                  if the minimum production level is not achieved within that period, an annual penalty equivalent to US$6.00 per year per hectare must be paid starting with the first semester of the seventh year and until the minimum production level is achieved; and

•                  if the minimum annual production has not been achieved by the twelfth year, then the annual penalty increases to US$20 per year per hectare.

However, under Supreme Decree No. 054-2008-EM, the rules above will apply only until 2019. As of 2019, if the annual minimum production has not been met, the annual penalty and the causes to terminate a mining concession will be determined by the General Mining Law for concessions granted in 2008 or thereafter, as described below.

For concessions granted in 2008 or thereafter, the following rules apply:

•                  the minimum annual production target is equivalent to one tax unit (approximately US$1,354) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$135) per year per hectare, in the case of non-metallic mining concessions;

•                  the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

•                  if the minimum production level is not achieved within that period, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

•                  if the minimum production level is not achieved by the end of the fifteenth year, the mining concession expires. Exceptionally, the concession can be extended for five additional years, provided that (i) the non-compliance of the minimum production level is caused by force majeure, or (ii) a minimum annual investment of 10 times the annual penalty is devoted to exploration and the annual penalty is paid. If the minimum annual production is not achieved by the end of this additional five-year term, the mining concession expires.

The penalty must be paid prior to June 30 of each year. Failure to pay the penalty for two consecutive years results in the termination of the mining concession.

In addition to the payment of the annual concession fee and the penalty, holders of mining concessions must, pursuant to the Mining Royalty Law, pay a royalty for the exploitation of metallic and non-metallic resources. Prior to the amendment of the Mining Royalty Law described below, the amount of the royalty was determined on a monthly basis. For those minerals with an international market price (gold, silver, copper, zinc, lead and tin), the amounts were computed by applying the rates to the value of the concentrate or its equivalent, according to the applicable international market price. The historic rate scales were established in the Mining Royalty Law’s regulations as shown in the following table:

Annual sales (US$ millions)	Rate
Up to 60	1%
Between 60 and up to 120	2%
More than 120	3%

In case of minerals without an international reference market price (minerals other than gold, silver, copper, zinc, lead and tin), the mining royalty amounted to 1% of the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (componente minero).

However, the Mining Royalty Law was amended on September 29, 2011 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the following statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin according to the following statutory scale of rates:

Operating Margin

Applicable Rate
0% – 10%	1.00%
10% – 15%	1.75%
15% – 20%	2.50%
20% – 25%	3.25%
25% – 30%	4.00%
30% – 35%	4.75%
35% – 40%	5.50%
40% – 45%	6.25%
45% – 50%	7.00%
50% – 55%	7.75%
55% – 60%	8.50%
60% – 65%	9.25%
65% – 70%	10.00%
70% – 75%	10.75%
75% – 80%	11.50%
More than 80%	12.00%

Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

We believe that certain portions of the regulations of the Royalty Mining Law are unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations establish that the mining royalty tax is calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, we have recently filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (“componente minero”). However, we cannot assure you that our interpretation will prevail.

Finally, holders of mining concessions are required at the beginning of their operations to submit a mining closure plan that must contain a description of the steps to restore the areas and facilities of each mining operation area to pre-mining condition. Holders of mining concessions are required to secure completion of the restorative measures by means of the following guarantees: (i) banking guarantee or credit insurance, (ii) cash guarantees; (iii) trusts, or (iv) those indicated in the Peruvian Civil Code.

As of the date of this annual report, we primarily owned non-metallic mining concessions and limited metallic mining concessions with respect to zinc and iron. Substantially all of our concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance in all material respects with the terms and requirements applicable to our mining rights and concessions.

Production Process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23,407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company’s gross income is primarily derived from industrial activities.

Environmental Regulations

Industrial companies and particularly cement companies are required to comply with several environmental regulations. Pursuant to Article 50 of Legislative Decree No. 757, the competent environmental authority is that corresponding to the activity of the company which generates the higher gross annual income. For that reason, the environmental authority that monitors our operations, considering that cement production represents the highest proportion of our gross profit, is the Ministry of Production.

The Environmental Regulations for Manufacturing Industries (Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 019-97-ITINCI), or the “Environmental Regulations,” set forth different environmental obligations depending on the date of commencement of the subject company’s industrial activities. Thus, companies with industrial cement activities operational at the time these regulations entered into force (September 1997) were obliged to submit an Environmental Adaptation Management Plan (Programa de Adecuación y Manejo Ambiental, or “PAMA”) to the Ministry of Production; while companies with industrial activities starting from that date onwards are obliged to submit either an environmental impact assessment or an environmental impact declaration depending on the level of risk and the impact of their activities on the environment. Furthermore, the Environmental Regulations establish that the Ministry of Production may require a mining closure plan (as an independent environmental assessment) with environmental measures that all companies must comply with before closing their operations to prevent any negative effects on the environment.

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Limites Máximos Permisibles, or “LMPs”) for cement industries (approved by Supreme Decree No. 003-2002-PRODUCE). These standards are legally enforceable and all cement industry operations are required to comply with them.

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notice; fines of up to 600 UIT (US$771,429); restrictions, suspension or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

Prior Consultation with Local Indigenous Communities

On September 7, 2011, Peru enacted Law No. 29,785, Prior Consultation Right of Local Indigenous Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). The law was enacted in order to implement Convention No. 169 of the International Labor Organization on Local Indigenous Communities in Independent Countries (Convenio OIT No. 169 Sobre Pueblos Indigenas y Tribales en Paises Independientes), previously ratified by Peru through Legislative Decree No. 26,253. This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) to be undertaken by the Peruvian government in favor of local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Regulation implementing this law was approved on April 3, 2012, by Supreme Decree N0. 001-2012-MC, which defines the local indigenous communities that are entitled to the prior consultation rights and establishes the different stages that comprise the prior consultation procedure.

Consultation procedures for mining or processing concessions are carried out by the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico) and the Ministry of Energy and Mines (Ministerio de Energía y Minas) prior to the granting of a new mining or processing concession, respectively. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government can discretionarily approve or reject the applicable legislative or administrative measure.

In addition, any sale, lease or other act of disposal of surface land owned by local indigenous communities is subject to the approval of an assembly composed of the members of such communities according to the following rules:

•                  for local indigenous communities located on the coast, approval of not less than 50% of members attending the assembly is required; and

•                  for local indigenous communities located in the highlands and the Amazon region, approval of at least 2/3 of all members attending the assembly is required.

Permits and Licenses

Mining Concessions

According to the General Mining Law, a mining concession is required in order to extract mineral resources needed to produce cement. The mining concession grants the right to explore and exploit the mineral resources located in a solid of indefinite depth, limited by the vertical plane corresponding to the sides of square, rectangle or polygon referred to by the Universal Transversal Mercator coordinates. The Geological Mining and Metallurgical Institute (Instituto Geológico Minero y Metalúrgico) is in charge of managing the procedure of granting mining concessions, which includes the receipt of the request, the granting and the termination of mining concessions.

Water and Wastewaters

To use water resources in cement industry activities, it is necessary to obtain a water right granted by the Water Management Authority (Autoridad Nacional del Agua, or “ANA”) prior to the use of underground or fresh water sources. If the proposed activities will generate domestic or industrial wastewaters, which will be discharged into natural water sources or soil, authorization from ANA is required, with a favorable opinion of the General Bureau of Environmental Health (Dirección General de Salud Ambiental, or “DIGESA”).

Solid Waste

Solid waste generated as a consequence of cement production activities must be disposed of in specialized landfills. The transportation of solid waste outside the limits of the industrial complex must be conducted exclusively through specialized companies registered with DIGESA. Industries are free to contract with an EPS-RS (a company that provides solid waste services such as transportation, treatment or disposal) or with an EC-RS (a company that carries out commercialization activities aiming at the reuse of solid waste).

Chemical Feedstock

The commercialization, transportation and use of controlled chemical feedstock (Insumos Químicos y Productos Fiscalizados, or “IQPF”) is restricted, because of their potential use in the production of illegal drugs or controlled substances. Companies that require an IQPF must obtain an IQPF User Certificate (Certificado de Usuario de IQPF) from the General Bureau of Chemical Feedstock of the Ministry of Interior (Unidad Antidrogas de la Policía Nacional del Perú, or “DIRANDRO”). Companies such as ours are also required to register with the Ministry of Production any IQPF activities they plan to carry out (Registro Único para el Control de IQPF).

Fuel Storage

Any company that purchases fuels for its own activities and has facilities to receive and store fuel with a minimum capacity of one meter cubed (264,170 gallons) is required to (i) receive from the Mining and Energy Investment Supervision Body (Organismo Supervisor de la Inversión en Energía y Minería, or “OSINERGMIN”) prior permission to build and operate said installations, and (ii) be registered with the Registry of Direct Fuel Consumers, in order to obtain the SCOP Code (Código del Sistema de Control de Órdenes de Pedido) necessary to purchase fuel.

Cultural Heritage Protection

If the design and development of cement industry activities involves the removal of topsoil, a Certificate of Non-Existence of Archaeological Ruins (Certificado de Inexistencia de Restos Arqueológicos, or “CIRA”) from the Ministry of Culture with respect to the area under construction must be obtained. The CIRA will either certify that on the surface of the evaluated area no archaeological sites or features were discovered, or will identify their exact location and extent in order to implement precautionary measures to protect the archaeological artefact. The CIRA is valid for an unlimited period, but will become void should any archaeological artefacts be accidentally discovered during the construction works or due to any natural cause. In such an instance, the company must stop the construction work immediately and notify the Ministry of Culture. Failure to stop the construction work will generate civil and criminal liabilities.

Labor Regulations

Peruvian legislation allows hiring employees through: (i) a fixed-term contract, (ii) a contract for an indefinite duration; or (iii) a contract for part-time employment.

The minimum wage established in Peru is S/.675.00 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive: (i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18, or (b) persons who are up to 24 years of age if they are pursuing higher education, (ii) two additional monthly salaries per year, one in July and one in December, (iii) thirty calendar days of annual paid vacation per year, (iv) life insurance, provided they have been employed for at least four years, (v) a compensation for time of services (CTS) that amounts to 1.16% of a monthly salary and is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer, (vi) benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees’ income, and (vi) a percentage of the company’s annual income net of taxes (10% in the case of income derived from cement operations, and 8% in the case of income derived from our mining activities), provided the company has twenty or more employees.

Free and Fair Competition Protection

In Peru, businesses are generally not required to receive the prior authorization of the antitrust authority, which in Peru is INDECOPI.

However, in order to promote economic efficiency and protect consumers, anti-competitive behavior is sanctioned by law. Behavior that is prohibited according to national law includes: (i) the abuse of a dominant market position, (ii) concerted horizontal practices and (iii) concerted vertical practices. Moreover, under the Unfair Competition Law it is illegal to act in a way that may hinder the competitive process. An unfair behavior is one that is objectively contrary to the entrepreneurial good faith, ethical behavior and efficiency in a market economy.

C.                                    Organizational Structure

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our corporate structure as of the date of this annual report.

(1)                             Quimpac owns the remaining 25.1%

(2)                                 An affiliate of Mitsubishi owns the remaining 30.0%

The following is a brief description of the principal activities of our consolidated subsidiaries:

•                  Cementos Selva S.A. is engaged in the production and marketing of cement, quicklime and other cement-related materials in the northern region of Peru, near the Peruvian jungle. It holds all of the outstanding shares of Dinoselva Iquitos S.A.C., our cement and construction materials distributor for products processed in our Rioja facility.

•                  Distribuidora Norte Pacasmayo S.R.L. is primarily engaged in selling and distributing cement products produced at our Pacasmayo facility. It produces and sells cement-related materials, such as concrete blocks and ready mix concrete, and sells other construction materials manufactured by large manufacturers.

•                  Fosfatos del Pacífico S.A. was recently formed with the objective of exploring phosphate deposits that were discovered in our diatomite fields in our Bayóvar concession in the northwest of Peru. Our phosphate project is currently in pre-feasibility stages. In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•                  Salmueras Sudamericanas S.A. was created in 2011 with Quimpac as a minority equity holder, in order to develop our combined brine fields in the coastal region of Piura in the north of Peru. We own a 74.9% equity interest in Salmueras and Quimpac owns the remaining 25.1%.

•                  Corianta S.A. was engaged in the mining and production of zinc calcine. In July 2007, this entity began operating a zinc mine located in the department of Amazonas until July 2008, when we decided to temporarily suspend zinc activities due to the decline in the price of zinc in the international market. During 2011, we recorded an impairment with respect to our zinc mining assets. On November 2011, we merged this subsidiary with Cementos Pacasmayo S.A.A.

•                  Empresa de Transmisión Guadalupe S.A.C.’s sole operation is to provide electricity transmission services to the Pacasmayo facility.

D.                                    Property, Plant and Equipment

Properties

We own our office at our headquarters in Lima, Peru, at Calle La Colonia 150, Urbanización El Vivero, Surco. We also own our plants, warehouses, transportation facilities and the office space at our production facilities, including our workers’ facilities occupying approximately 50,000 square meters at our Pacasmayo facility and a warehouse occupying approximately 25,000 square meters at the Salaverry port facility.

Area of Operation

We own and operate our flagship cement and quicklime production facility, located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. From our Pacasmayo facility, we supply cement principally to the coastal and central regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote.

In addition to our Pacasmayo facility, we also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba and Tarapoto, among others.

The following map shows the geographical location of our production facilities, as well as the location of our main commercial offices as of December 31, 2011:

Pacasmayo Facility

As of December 31, 2011, our Pacasmayo facility had seven kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 980,000 metric tons and four vertical shaft kilns with total installed annual clinker production capacity of 320,000 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.3 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

We are currently installing two new vertical shaft kilns in our Pacasmayo facility and are in the process of upgrading another horizontal rotary kiln. We expect both installations will be operational in the second quarter of 2012 and will increase our annual installed clinker production capacity by 200,000 metric tons.

As of December 31, 2011, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns which is equipped to also produce quicklime. We also adapted our Waelz rotary kiln to process zinc ore and limestone interchangeably. Our Waelz rotary kiln can produce 130,000 metric tons of quicklime or 36,000 metric tons of zinc calcine per year.

Rioja Facility

Our Rioja facility operates with a small cone crusher and three vertical shaft kilns with total annual installed clinker production capacity of 200,000 metric tons and two cement finishing mills with total annual installed production capacity of 200,000 metric tons. Our Rioja facility is also equipped with a silo with storage capacity of 1,750 metric tons of cement.

Our Rioja facility currently operates at near full capacity. We are in the process of increasing our annual clinker production capacity at this facility by 80,000 metric tons and our installed annual cement production capacity by 240,000 metric tons, bringing the total annual installed production capacity of our Rioja facility to 440,000 metric tons of cement and 280,000 of clinker.

Ready-Mix Concrete Facilities

We also have five ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura and Cajamarca. These facilities along with our six mobile plants and eight batch plants allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2011, our ready-mix operations had 79 mixer trucks and 14 concrete pumps available to deliver ready-mix concrete.

Capacity and volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2009			2010			2011
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	1,900	1,386	72.9%	2,900	1,615	55.7%	2,900	1,751	60.4%
Roja facility	190	159	83.8%	200	196	98.2%	200	195	97.5%
Total	2,090	1,545	73.9%	3,100	1,811	58.4%	3,100	1,946	62.8%
Clinker:
Pacasmayo facility	1,300	998	76.8%	1,300	1,118	86.0%	1,300	1,160	89.2%
Roja facility	200	130	65.2%	200	160	79.9%	200	155	77.5%
Total	1,500	1,128	75.2%	1,500	1,278	85.2%	1,500	1,315	87.7%
Quicklime(2)
Pacasmayo facility	110	118	107.5%	240	127	53.0%	240	90	37.5%

(1)                                 Utilization rate is calculated by dividing production for the specified period by installed capacity.

(2)                                 Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns is equipped to produce quicklime. Our Waelz rotary kiln has capacity to produce 130,000 metric tons per year of quicklime or 36,000 metric tons per year of zinc calcine, interchangeably. In 2009, one of our quicklime rotary kilns operated above its nominal capacity.

Phosphate Project

Overview

In 2007, we acquired a diatomite concession (Bayóvar No. 9) located in Bayóvar in the northwest of Peru. Diatomite is a raw material that we use in our cement production. In performing drill tests to extract diatomite at the Bayóvar field, our team of geologists discovered phosphate rock deposits, a chemical component used primarily as a fertilizer in the agricultural industry.

We have commissioned external experts to develop a definitive mining plan and basic engineering study for the Bayóvar No. 9 concession. In addition, we have commissioned a provider of mining services to conduct pre-pilot tests which were completed in the third quarter of 2011. We have completed optimization studies and are currently undertaking further studies with respect to phosphate development. Based on these results, we plan on determining parameters for a pilot test, which we expect to complete by the third quarter of 2012, followed by basic engineering studies in 2012. If the feasibility studies suggest that the Bayóvar field could be profitably developed and we are able to commercialize the available phosphate, we expect this project will be operational within the next three to five years.

We are analyzing the possibility of constructing a port near Bayóvar to be able to export phosphate materials.

We recently sold a 30.0% equity interest in our subsidiary Fosfatos, which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi entered into an off-take agreement to purchase Fosfatos’ production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. In connection with the investment, we agreed to provide the Mitsubishi affiliate with certain minority protection rights. We and the Mitsubishi affiliate have also agreed to finance the construction of the first phosphate mine by obtaining third party project financing to the extent possible. In addition, Fosfatos has established a dividend policy to pay dividends annually in an amount not less than 75% of its net profits subject to availability of cash reserves, unless agreed otherwise by the shareholders.

Property Location, Access, Topography and Climate

Our Bayóvar No. 9 concession is located in the Piura province, approximately 950 kilometers north of Lima. The site can be accessed from Piura by vehicle mainly through paved roads. The Bayóvar region is a part of the Peruvian coast in the desert of Sechura. The climate is hot and dry, with temperatures ranging between 22°C and 28°C and average moisture of 78%. The region experiences a cold season between June and September and a warm/rainy season between January and April. Annual rainfall in the region is approximately 100 millimeters. The map below illustrates the location of our Bayóvar concession.

History

The Bayóvar No. 9 concession was originally granted in 1969 by a government decree to Minero Perú S.A. (“Minero Perú”), which was a government-owned corporation created to develop mining activities and related industrial activities. In 1992, Activos Mineros S.A.C., another government-owned corporation (“Activos Mineros”) (formerly Empresa Regional Minera Grau Bayóvar S.A.) acquired the concession from Minero Perú.

Mining Concession

In August 2007, we entered into a purchase agreement with Activos Mineros to acquire the right to develop the Bayóvar N°9 concession, which we obtained in a public auction for US$110,000, plus US$1.50 per metric ton of extracted diatomite from the Bayóvar field.

The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. Failure to pay such fees in a timely manner for two consecutive years will cause us to forfeit our concession rights. Under the purchase agreement, we were required to meet a minimum production of 40,000 metric tons of diatomite in 2010, which we satisfied. On the third anniversary of the purchase agreement and thereafter, we are required to produce a minimum of 80,000 metric tons of diatomite per year. The concession also gives us the right to exploit other metallic and non-metallic ores, such as phosphate rock.

Under Peruvian law, a mining concession does not grant us the right to use the surface land, as it belongs to the local community. We have entered into a 30-year term agreement with the community of San Martín de Sechura, under which we agreed to make a one-time payment of US$110,000 in consideration for the right to use the surface land (including the right to obtain minerals from the land) and a related easement to access required areas for development. In addition, we have agreed to pay US$1.50 per metric ton of extracted diatomite to the community of San Martín in connection with the concession. If we extract phosphate deposits in the future, we are also required to pay Activos Mineros and the San Martin local community corresponding payments with respect to phosphate sales based on a pre-determined formula.

Royalties

Under the new Peruvian Royalty Mining Law, once we begin exploiting these mineral resources, we will be required to pay mining royalty taxes to the Peruvian government on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on our operating profit margin that is applied to our operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of our net sales, in each case during the applicable quarter. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Mining Regulations.”

Description of Rock Formation

The Sechura desert located in the north of Peru is substantially covered with the Zapallal marine formation from the Tertiary period, and with a relatively thin sand overburden. The western Sechura desert is underlain by a thick series of marine sediments that range in age from Miocene to Pliocene and are deposited in a shallow north-trending basin between the Andes and Illescas Mountains. They are overlain by alluvium and windblown sand of recent age interrupted by Pliocene strata and underlain by older Miocene strata.

The oldest units in the stratigraphic column are rocks dating back to the Pre-Cambrian and Paleozoic periods. The Cenozoic units are composed by carbonatic sandstones, lutites and mudstones, bituminous lutites, conglomeratic sandstones interbedded with impure limestones and phosphate sediments. Coquine and Aeolian deposits remain in the upper portion of the stratigraphic column.

Exploration Activities

From 2008 to 2010, we commissioned an external consultant to conduct diamond drill campaigns. A total of 185 holes ranging in depth from approximately 80 to 90 meters were completed. The first campaign covered an area with a regular grid of approximately 800 × 800 meters and infill drilling of approximately 550 × 550 meters. The second campaign, based on the results of previous drilling samples and analysis, included 29 holes in a grid of 350 × 350 meters with 2,327 meters drilled inside the envelope. Based on drilling samples and analysis obtained from the previous drilling campaign, the second campaign covered the areas where the data suggested had the highest potential value to justify developing a mine. As of December 31, 2011, we had drilled a total of 5,200hectares with approximately 550 meters between holes.

Sample analysis and assays based on drilling were conducted by a chemical company based on accepted international industry standards. In addition, we commissioned Golder Associates Peru S.A. to carry out and develop a geological survey and model. To undertake the survey, 13 points of geodesic GPS control were located in the field, spaced in the area according to requirements. Statistical analysis was carried out to compare the correlation between the original data (drill hole logs) and the interpreted data (block model/geological model).

Mineralized Material Estimates

Based on an independent report, dated August 2011, prepared by Golder Associates Peru S.A., the following table summarizes the estimated mineralized material at our Bayóvar concession:

	Million metric tons	P2O5 Average grade
Wet density	541.4	18.5%
Dry density	408.2	18.7%

Brine Project

Overview

We are planning on developing our brine concessions located in the coastal region in the north of Peru, consisting of approximately 136,230 hectares of land. Brine is a highly concentrated water solution of common salt, which can be processed to obtain chemical components, such as potassium chloride, magnesium chloride, salt and bromine. In July 2011, we created Salmueras with our minority partner Quimpac to develop our combined brine concessions consisting of Ñamuc, Cañacmac and El Tablazo. We hold a 74.9% equity ownership interest in Salmueras and Quimpac owns the remaining 25.1%. We have committed total capital investments of US$100 million during the course of the project. If our feasibility studies suggest that the identified brine deposits could be profitably developed, we expect this project will be in operation in the next three to five years.

Project Location and Access

The brine deposits are located in the northern coastal region of Piura and Lambayeque. Salmueras has concession rights to explore and develop these fields which are accessible by vehicle from the city of Piura and Chiclayo.

History

Between 1961 and 1965 Minero Perú conducted exploratory work at the brine fields, including 150 drills and 16 wells and analyzed more than 300 chemical samples, in conjunction with a pump test of the wells and channels. Other than these exploratory works, no prior operations have been conducted in the fields.

Description of Brine Formation

The brine deposits in Lambayeque and Piura have been formed by a mix of successive sea floods into the continent along with rain water, caused by the climate phenomenon of El Niño and La Niña. Over a period of thousands of years, the water percolated into the sand, evaporated and eventually generated brine deposits with a high concentration of salt and other chemicals substances, such as potassium chlorine, magnesium chlorine, sodium chlorine and bromine.

Mining Concessions

Brine concessions held by Salmueras may be divided in the following three areas:

El Tablazo.  El Tablazo comprises an aggregate of 69 concessions with a total area of 63,998 hectares, located in the district of Morrope, in the department of Lambayeque.

Ñamuc.  Ñamuc comprises a group of 62 concessions with a total area of 50,774 hectares located in the district of Sechura, department of Piura.

Cañacmac.  Cañacmac comprises an aggregate of eight concessions with a total area of 21,459 hectares, located between the departments of Piura and Lambayeque.

Each of these concessions gives us the right to explore and exploit minerals for an indefinite term, provided we pay the annual concession fee and meet minimum annual production requirements. Mining concession titles do not give us the right to use the surface land where the concessions are located, which belongs to the local communities. We have obtained permission to explore the fields from the respective local communities and will negotiate surface land rights with the local communities in due course.

Exploration Activities

Salmueras Sudamericanas is currently performing exploratory works, such as drilling, pumping and laboratory tests, in order to estimate the extent of brine deposits contained in our concessions. Salmueras Sudamericanas has commissioned K-UTEC AG Salt Technologies, a German consulting company with more than 50 year of experience in potash and salt industries, to (i) undertake an exploration and concept development of the brine project, (ii) conduct deposit data analysis and calculations and (iii) develop the entire process design. We expect that the mineralized material calculation report will be completed in the first quarter of 2012. Salmueras Sudamericanas has also commissioned the basic engineering studies and we expect that the first phase of those studies report will be completed in the third quarter of 2012. Once Salmueras Sudamericanas obtains this report, we will consider whether to commission an engineering firm to conduct a feasibility study.

Glossary of Technical Terms

You may find the following definitions helpful in your reading of this annual report.

“grade” is the amount of minerals in each ton of ore.

“hectare” is a metric unit of area equal to 10,000 square meters (2.47 acres).

“mineralized material” means a mineralized ore that has been delineated by appropriately spaced drilling or underground sampling to support a sufficient tonnage and average grade of minerals. Such a deposit does not qualify as containing reserves, until a comprehensive evaluation based on unit cost, grade, recoveries, and other material factors establishes legal and economic feasibility.

“probable reserves” are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that of proven reserves, is high enough to assume continuity between points of observation.

“proven reserves” are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings on drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Insurance

We maintain a comprehensive insurance program that protects us from certain types of property and casualty losses. Our plants and equipment are insured against losses. Additionally, our insurance policy provides coverage for business interruption in our cement manufacturing facilities. We also purchase commercial insurance to cover risks associated with workers’ compensation and other general liabilities. We believe our insurance programs and policy limits and deductibles are appropriate for the risks associated with our business and are in line with the insurance policies of similar cement manufactures that operate in Peru.

Social Responsibility Projects

We are committed to the development and quality of life of communities that surround the area where we operate. We have developed a good relationship with the local communities surrounding our plant facilities since we started operations in Pacasmayo. We have a number of social responsibility programs aimed at improving health and education in the area. Below is a brief description of a few of our social initiatives.

Tecsup.  Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 6,000 students in various technical fields, some of whom now work for us and our affiliated companies.

Center for Technological Training.  We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2011, this program benefited 780 students and 240 teachers.

Teaching Improvement.  This program seeks to enhance the teaching skills of teachers in the surrounding communities by providing courses and seminars especially designed for that purpose. The program is entirely funded by us and in 2011 benefited approximately 100 school teachers.

Amazonian Paiche Project.  As one of our social responsibility programs, in 2006 we decided to study ways to reproduce the paiche (arapaima giga), an ancient native Amazonian fish species, which was on the verge of extinction. After years of scientific study and testing, we have been able to successfully breed this species in captivity and obtain thousands of fish alevines. We are now focused on a commercial effort to make this program sustainable with the close collaboration of the Amazonian local communities.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                    Operating and Financial Review and Prospects

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 54 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2011, we sold approximately 1.9 million metric tons of cement, representing an estimated 21.9% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region. That same year, we also sold approximately 0.1 million metric tons of quicklime.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed production capacity to produce 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 68 years, based on our 2011 cement production levels.

We are also undertaking two non-metallic mining projects, which we believe present significant opportunities for our company. We own concessions where we have discovered deposits of phosphate rock, a principal component for agricultural fertilizers, and brine deposits that have a variety of uses in the agricultural fertilizer, animal feed and construction industries, among others. We have initiated pre-feasibility studies to determine if development of these mineralized materials would be economically feasible.

Factors Affecting our Results of Operations

Revenue Drivers

In 2011, approximately 91.2% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8.8% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment (i.e., households that buy cement to gradually build or improve their own homes) and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 64% of our total cement sales in 2009, 59% in 2010 and 56% in 2011; private construction projects, both large and small, accounted for approximately 21% of our total cement sales in 2009, 25% in 2010 and 28% in 2011; and public construction projects accounted for the remaining 15% of our total cement sales in 2009, 16% in 2010 and 16% in 2011. Each of these segments has grown significantly during these periods as a result of improving economic conditions in the northern region of Peru. While auto-construcción continues to represent the majority of our sales, private construction projects have become increasingly more important to our business as our market is transitioning to more formal construction.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which are generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by disposable household income levels, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction can be more influenced by economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown 3.8% in 2009, 6.0% in 2010 and 6.1% in 2011. Our cement sales, which represented substantially all cement sales in the northern region of Peru, grew by 5.3% in 2009, 16.3% in 2010, and 7.3% in 2011, in terms of cements dispatches measured by metric tons. .

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments.

Cost Drivers

Coal is the principal source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 25.1% of our costs of production in 2009, 20.0% in 2010 and 17.5% in 2011. The declining trend in the proportion of coal as a percentage of our costs is largely a result of three factors: (i) a peak in the price of coal in first quarter of 2009, (ii) our partial shift in 2010 from the consumption of bituminous coal to anthracite coal, which is produced locally and tends to be less expensive, and (iii) a gradual decline in our clinker/cement factor from approximately 0.72 as of December 2009 to 0.66 as of December 2011, which led to a proportional decline in our consumption of coal. We recently exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2020 and, to a lesser extent, from Kallpa, with which we have a supply agreement expiring in 2012. With the expiration of our supply agreement with Kallpa, we will migrate all of our electricity consumption at our Pacasmayo facility under the Electroperú agreement. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a long-term supply agreement expiring in 2016. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 16.8% of our cost of production in 2009, 16.5% in 2010 and 13.2% in 2011. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, burn furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 7.6% of our cost of production in 2009, 6.3% in 2010 and 16.5% in 2011. The increase in the cost of admixtures and raw materials in 2011 was largely due to a decrease in our use of clinker to produce cement, which has been replaced principally with burn furnace slag.

Our labor costs have increased during the past two and half years, in part to adjust for inflation and as a result of increasing profits. A portion of our labor costs relates to mandatory workers’ profit sharing, which under Peruvian law is 8% to 10% of our total annual taxable income. Personnel expenses represented 24.6% of our total costs and expenses in 2009, 17.3% in 2010 and 19.2% in 2011.

Third-Party Construction Supplies

In addition to selling our own products, we also sell and distribute construction supplies manufactured by third parties, such as steel rebars, wires and pipes, that are typically used in construction along with our cement. Our profit margins from the sale of third party construction supplies are significantly lower than the margins on our cement products and they are affected by fluctuations in product prices and the exchange rate between the nuevo sol and the U.S. dollar between the time we purchase these products and the time we resold them. We sell these products primarily as a service to retailers in our distribution network in an effort to support the sale of our cement products.

Sale of Raul Copper Mine Concessions

Our results in 2010 were affected by our sale in March 2010 of our Raul copper mine concessions in central Peru that we previously leased to the buyer. Prior to the sale, we recognized rental income from related lease payments under Other income (expenses), net. Proceeds from the sale, which were approximately S/.75.9 million, were recorded as an operating gain under IFRS. Our Raul copper mine concessions were classified as held for sale as of December 31, 2009. The comparison of our results of operations is affected by this gain in 2010 and by the loss of the related rental income following the sale of the concessions.

Suspension of Zinc Calcine Operations

In 2008, we suspended our zinc mining activities due to adverse market conditions. In 2009 and 2010, however, we continued to produce and sell zinc calcine in diminishing quantities, as we used our remaining inventory of zinc oxide ore. In 2011, we did not produce zinc calcine and used our Waelz rotary kiln to produce quicklime instead. We sold small quantities of zinc calcine in 2011 from our remaining inventory of zinc calcine. As a result, our net sales and cost of sales derived from zinc calcine, which is recorded under the caption “Other” declined. The lower production levels during those periods were not sufficient to fully absorb our fixed production costs and, consequently, our gross profit for “Other” was negative in 2009 and 2010 , despite increasing zinc prices during those years.

Due to a sudden and sharp drop in the international price of zinc in 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/.96.0 million during 2011 related to our zinc mining assets, of which S/.75.4 million correspond to our zinc mine and S/.20.6 million to the portion of the plant used for zinc calcine production.

New Mining Royalty Tax

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. For a description of the new tax, see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Mining Regulations.” The amendment became effective as of October 1, 2011, and, as a result, its effects are not fully reflected in our results of operations included in this annual report. The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Royalty Mining Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. Future mining royalty tax payments will depend on our operating profit, operating profit margin and net sales. If this amendment had been in effect during the whole year (based on our results of operations for 2011), we estimate that our incremental mining royalty taxes, net of the applicable income tax effect, would have been approximately S/.5.7 million (US$ 2.1 million) in 2011.

We believe that certain portions of the regulations of the Royalty Mining Law are unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations establish that the mining royalty tax is calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, we have recently filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (“componente minero”). Based on this criteria, for the last quarter of 2011 our incremental mining royalty taxes, net of the applicable income tax effect, was S/.49,700 (US$ 18,435). However, we cannot assure you that our interpretation will prevail.

Operating Segments

We have three operating segments: (i) cement, concrete and blocks, (ii) quicklime and (iii) third-party construction supplies. In the past, we have also sold zinc calcine in smaller quantities recorded under the caption “Other”. For additional information on our operating segments, see note 30 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS issued by the IASB applicable to us for periods beginning on or after January 1, 2012, see note 4 to our annual audited consolidated financial statements included in this annual report.

Critical Accounting Policies

The following is a discussion of our application of critical accounting policies that require our management to make certain assumptions about matters that are uncertain at the time the accounting estimate is made, where our management could reasonably use different estimates, or where accounting changes may reasonably occur from period to period, and in each case would have a material effect on our financial statements. For additional information, see note 2.3 to our annual audited consolidated financial statements included in this annual report.

Determination of Useful Live of Assets for Depreciation and Amortization Purposes

Depreciation of assets used in the mining production process is charged to cost of production on a units-of-production basis using proved reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings and other construction:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment and any significant part initially recorded in the financial statements is reversed upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when recognition of the asset is reversed.

Exploration, Evaluation and Mine Development Costs

We review and evaluate our accounting policies regarding exploration, evaluation and mine development costs, which requires judgment in determining whether it is likely that future exploitation will result in future economic benefits. The determination of reserves and mineral resources is a complex estimate that entails varying degrees of uncertainly depending on sub-classification. These estimates directly impact the point of deferral of exploration, evaluation and mine development costs. The deferral policy requires us to make certain estimates and assumptions about future events or circumstances, in particular, whether an economically viable extraction operation can be established. Estimates and assumptions made may change as new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that we are unlikely to recover the expenditure, the amount capitalized is written off in our consolidated income statement for the period in which the new information becomes available.

Determination of our Reserves and Resources

Our reserves are estimates of the amount of ore that can be economically and legally extracted from our mining properties. We estimate our ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data with respect to size, depth and shape of the ore body. Estimates require complex geological judgments to interpret the data. Estimates of recoverable reserves are based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may affect the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges.

Rehabilitation Provision

We record the present value of estimated costs of legal obligations required to restore operating property in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to satisfy the obligation using estimated cash flows and are recorded as part of the cost of that particular asset. The cash flows are discounted at the current pre-tax rate that reflects the risk specific to the rehabilitation provision. The unwinding of the discount is recorded when incurred and recorded in the income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Revenue Recognition

Revenue is recognized to the extent it is probable that we will obtain the economic benefits and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We have concluded that we have acted as a principal in all of our revenue arrangements.

The following specific recognition criteria must be also met before revenue is recognized:

Sales of Goods

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer upon delivery of the goods.

Sales of Zinc Calcine

Revenues from sales of zinc calcine are recognized when the significant risks and rewards of ownership are transferred to the buyer. The revenue is subject to adjustments based on inspection of the quantity and quality of the product by the customer. Revenue is initially recognized on a provisional basis using our best estimate of the quantity and quality of zinc. Any subsequent adjustments to the initial estimate of metal content, which generally occur within a 90-day period from when zinc calcine is transferred to the buyer, are recorded in revenue once they have been determined. There are no adjustments related to price because our sales of zinc calcine are based on fixed prices. See “Item 5. Operating and Financial Review and Prospects — A. Operating and Financial Review and Prospects — Factors Affecting our Results of Operations—Suspension of Zinc Calcine Operations.”

Operating Lease Income

Income from operating lease of mining concessions is recognized on a monthly accrual basis during the term of the lease, and is calculated based on market prices, which are applied to monthly copper production. Revenues from lease of mining concessions were generated until March 31, 2010, when we sold our Raul copper concession. See note 22(a) to our annual audited consolidated financial statements included in this annual report.

Interest Income

Revenue is recognized when interest accrues, using the effective interest rate. Interest income is recorded in finance income in our consolidated income statements.

Impairment of Non-Financial Assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable value. An asset’s recoverable value is the higher of an asset’s or cash-generating unit’s fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate net cash flows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset’s cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recorded in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we estimate the asset’s or cash-generating unit’s recoverable value. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable value since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable value, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement. Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

Deferred Tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except with respect to taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except with respect to deductible temporary differences associated with investment subsidiaries and associates, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items are recognized in correlation with the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Results of Operations

Comparison of Year ended December 31, 2010 to year ended December 31, 2011

	Year ended December 31,
(amounts in millions of S/.)	2010		2011		Variation
Net sales	S/.	898.0	S/.	995.0	10.8%
Cost of sales	(479.0)		(569.5)		18.9
Gross profit	419.1		425.5		1.5
Operating income (expense):
Selling and distribution expenses	(16.5)		(23.7)		43.6
Administrative expenses	(158.7)		(196.2)		23.6
Net gain on sale of land and mining concessions	75.9		—		N/M
Impairment of zinc mining assets	—		(96.0)		N/M
Other operating income, net	16.6		9.3		(44.0)
Total operating income (expense), net	(82.7)		(306.6)		270.7
Operating profit	336.4		118.9		(64.7)
Other income (expense):
Finance income	3.3		2.7		(18.2)
Finance costs	(15.0)		(19.2)		28.0
Gain from exchange difference, net	2.6		1.5		(42.3)
Total other expenses, net	(9.2)		(15.0)		63.0
Profit before income tax	327.2		103.9		(68.2)
Income tax expense	(104.1)		(38.4)		(63.1)
Profit	223.1		65.5		(70.6)

N/M means not meaningful.

Net Sales

The following table sets forth a breakdown of our net sales by segment for 2010 and 2011.

	Year December 31,
	2010		2011
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	728.3	81.1	803.0	80.7
Quicklime	57.7	6.4	45.9	4.6
Construction supplies	96.1	10.7	143.3	14.4
Other(1)	16.0	1.8	2.8	0.3
Total	898.1	100.0	995.0	100.0

(1) Principally zinc calcine.

Our total net sales increased by 10.8%, or S/.96.9 million, from S/.898.1 million for 2010 to S/.995.0 million for 2011. This increase was primarily due to the following:

•                  a 10.3%, or S/.74.7 million, increase in the sales of cement, concrete and blocks. The volume of cement sold increased 7.3%, from 1.8 million metric tons for 2010 to 1.9 million metric tons for 2011, as a result of increased construction levels; and

•                  a 49.1%, or S/.47.2 million, increase in sales of third-party construction supplies, as a result of increased construction levels and an increase in the price of steel rebars we resold;

•                  partially offset by a 20.5%, or S/. 11.8 million, decrease in the sales of quicklime due to a decline in purchases from the Yanacocha mine, our principal quicklime customer, as a result of their focus on exploration activities due to declining production; and

•                  a S/.13.2 million decrease in the sales of zinc calcine due to a decrease in volume sold, as we sold off our remaining stock of zinc calcine. We suspended our zinc mining activities in 2008 due to adverse market conditions and redeployed our equipment to produce quicklime.

Cost of sales

The following table sets forth a breakdown of our cost of sales by segment for 2010 and 2011.

	Year ended December 31,
	2010		2011
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	330.0	68.9	394.2	69.2
Quicklime	36.8	7.7	33.8	5.9
Construction supplies	93.3	19.4	138.9	24.4
Other(1)	19.0	3.5	2.7	0.5
Total	479.1	100.0	569.6	100.0

(1)                                 Principally zinc calcine.

Our total cost of sales increased by 18.9%, or S/.90.5 million, from S/.479.1 million for 2010 to S/.569.6 million for 2011, primarily due to the following:

•                  a 19.5%, or S/.64.2 million, increase in the cost of sales of cement, concrete and blocks, due primarily to the greater volume of cement sold and, to a lesser extent, costs related to the expansion of our business, as well as cement production and transportation in 2011 compared to 2010; and

•                  a 48.9%, or S/.45.6 million, increase in the cost of sales of third-party construction supplies, due to the greater volume of construction supplies sold and an increase in the price of steel rebars purchased;

•                  partially offset by a 8.2%, or S/.3.0 million, decrease in the cost of sales of quicklime, due to a decrease in the volume of quicklime sold; and

•                  a S/.16.3 million decrease in the cost of sales of zinc calcine, as we sold small quantities of zinc calcine during 2011.

In addition, our cost of sales denominated in U.S. dollars was positively affected by the depreciation of the U.S. dollar versus the nuevo sol during 2011 as compared to 2010. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.” We estimate that, as a result of this depreciation in the U.S. dollar versus the nuevo sol, our cost of sales decreased by approximately S/.2.8 million during 2011 as compared to 2010.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2010 and 2011.

	Year ended December 31,
	2010		2011
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	398.3	54.7	408.8	50.9
Quicklime	20.9	36.2	12.1	26.4
Construction supplies	2.8	2.9	4.4	3.1
Other	(3.0)	(18.8)	0.1	3.6
Total gross profit	419.0	46.7	425.4	42.8

Total gross profit increased by 1.5%, or S/.6.4 million, from S/.419.0 million for 2010 to S/.425.4 million for 2011, mainly as a result of the increased volume of cement sold. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2011 was 42.8% compared to 46.7% for 2010.

Operating Income (Expenses), Net

Our operating expenses primarily reflect administrative and selling and distribution expenses. However, in 2010, we recorded a net gain of S/.75.9 million derived from the proceeds of the sale of the Raul copper mine concessions and S/.5.3 million in rental income from related lease payments prior to the sale. In addition, during 2011, we recorded a non-cash impairment of S/.96.0 million with respect to our zinc mining assets due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc mining prices.

Our operating expenses increased by S/.223.9 million from S/.82.7 million for 2010 to S/.306.6 million for 2011, primarily due to the non-cash impairment of S/.96.0 million recorded in 2011 with respect to our zinc mining assets, as well as the net gain of S/.75.9 million recorded in 2010 from the sale in March 2010 of our Raul copper mine concessions and a loss of S/.5.3 million in rental income from related lease payments as a result of the termination of the lease in connection with the sale of the concessions.

Excluding the effect of the impairment with respect to our zinc mining assets, and the effect of the sale of the Raul mine concession and the termination of the related lease, our operating expenses, net increased by S/.52.1 million, primarily due to a S/.37.5 million increase in administrative expenses and a S/.7.2 million increase in selling and distribution expenses in 2011 compared to 2010.

Other Operating Income, Net

Our other operating income, net decreased S/.7.3 million, from S/.16.6 million for 2010 to S/.9.3 million for 2011, mainly due to the loss of rental income related to the Raul copper mine concessions, since we sold it in March 2010.

Administrative Expenses

	Year ended December 31,
(in millions of S/.)	2010	2011
Personnel expenses	73.4	84.3
Third-party services	53.0	87.4
Board of directors compensation	15.2	5.4
Depreciation and amortization	6.6	9.5
Taxes	4.0	2.8
Consumption of supplies	3.8	3.1
Donations	2.7	3.7
Total	158.7	196.2

Our administrative expenses increased 23.6%, or S/.37.5 million, from S/.158.7 million for 2010 to S/.196.2 million for 2011, principally due to increases in personnel and third-party services. Personnel expenses increased by S/.10.9 million in 2011, mainly due to a provision related to our long-term cash bonus incentives that we implemented in 2011 as part of our new executive compensation plan, a one-time payment related to the retirement of certain members of our management, and one-time workers’ profit sharing expenses in relation with the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi. Third-party services, which included security, consulting (including auditing), freight, cleaning and communication services, among others, increased by S/.34.3 million. This increase was partially offset by a decline in compensation to our board of directors in 2011 due to the gain in 2010 from the sale of the Raul copper mine concessions, as well as our recent decision to change the compensation for our board of directors. See “Item. 6 Directors, Senior Management and Employees.”

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 85.7% of total administrative expenses for 2011 compared to approximately 80.8% for 2010. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 5.3%, 2.5% and 6.6%, respectively, of total administrative expenses for 2011 compared to approximately 8.7%, 1.6% and 8.9%, respectively, for 2010.

Selling and Distribution Expenses

	Year ended December 31,
(in millions of S/.)	2010	2011
Personnel expenses	8.3	10.1
Advertising and promotion expenses	5.2	8.4
Other	3.0	5.2
Total	16.5	23.7

Our total selling and distribution expenses increased 43.6%, or S/.7.2 million, from S/.16.5 million for 2010 to S/.23.7 million for 2011. This increase relates primarily to advertising and promotion expenses due to greater promotional sales efforts with respect to our cement, concrete and block products in 2011 compared to 2010.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 83.0% of total selling and distribution expenses for 2011, compared to 82.0% for 2010. Selling and distribution expenses related quicklime, to the construction supplies and other segments represented approximately 3.1%, 10.5% and 3.4%, respectively, of total selling and distribution expenses for 2011, compared to 3.0%, 10.9% and 4.1%, respectively, for 2010.

Operating Profit

As a result of the foregoing, our operating profit decreased by 64.7%, or S/.217.5 million, from S/.336.4 million for 2010 to S/.118.9 million for 2011. Our operating profit margin (i.e., operating profit as a percentage of net sales) for 2011 was 11.9% compared to 37.5% for 2010. Excluding the effect of the impairment with respect to our zinc mining assets, and the effect of the sale of the Raul mine concession and the termination of the related lease, our operating profit decreased by 15.8%, or S/.40.4 million, from S/.255.3 million for 2010 to S/.214.9 million for 2011. Our operating profit margin for 2011 was 21.6% compared to 28.4% for 2010.

Other Income (Expenses), Net

Our other expenses, net increased by 63.0%, or S/.5.8 million, from S/.9.2 million for 2010 to S/.15.0 million for 2011, mainly due to a 28.0%, or S/.4.2 million, increase in finance costs, as a result of an increase in our indebtedness, and a S/.1.1 million decrease in gain from exchange differences, net due to variations in our U.S. dollar denominated cash position and short-term deposits versus loans and borrowings.

Income Tax Expense

Our income tax expense decreased by 63.1%, or S/.65.7 million, from S/.104.1 million for 2010 to S/.38.4 million for 2011, mainly due to tax expenses of approximately S/.22.9 million relating to the net gain from the sale of the Raul copper mine concessions recorded in 2010, and the deferred income tax benefit related to the impairment with respect to our zinc mining assets of approximately S/.28.8 million. Our effective tax rate for 2010 and 2011 was 31.8% and 37.0%, respectively.

Profit

As a result of the foregoing, our profit for 2011 decreased 70.6%, or S/.157.6 million, from S/.223.1 million for 2010 to S/.65.5 million for 2011. Excluding the effect of the impairment with respect to our zinc mining assets, and the effect of the sale of the Raul copper mine concessions and the termination of the related lease, our profit decreased by 3.3%, or S/.5.5 million in 2011 compared to 2010.

Comparison of Year ended December 31, 2009 to Year ended December 31, 2010

	Year ended December 31,
(amounts in millions of S/.)	2009		2010		Variation
Net sales	S/.	756.6	S/.	898.0	18.7%
Cost of sales		(405.5)		(479.0)	18.1
Gross profit		351.1		419.1	19.4
Operating income (expense):
Selling and distribution expenses		(17.1)		(16.5)	(3.5)
Administrative expenses		(132.9)		(158.7)	19.4
Net gain on sale of land and mining concessions		—		75.9	N/M
Other operating income, net		25.7		16.6	(35.4)
Total operating expense, net		(124.4)		(82.7)	(33.5)
Operating profit		226.7		336.4	48.4
Other income (expense):
Finance income		1.9		3.3	73.7
Finance costs		(18.8)		(15.0)	(20.2)
Gain from exchange difference, net		8.9		2.6	(70.8)
Total other expense, net		(8.1)		(9.2)	13.6
Profit before income tax		218.6		327.2	49.7
Income tax expense		(70.6)		(104.1)	47.5
Profit	S/.	148.0	S/.	223.1	50.7%

N/M means not meaningful.

Net Sales

The following below sets forth a breakdown by segment of our net sales for 2009 and 2010.

	Year ended December 31,
	2009		2010
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	608.3	80.4	728.3	81.1
Quicklime	60.5	8.0	57.7	6.4
Construction supplies	72.0	9.5	96.1	10.7
Other(1)	15.8	2.1	16.0	1.8
Total	756.6	100.0	898.0	100.0

(1)                                 Principally zinc calcine.

Our total net sales increased by 18.7%, or S/.141.4 million, from S/.756.6 million in 2009 to S/.898.0 million in 2010. This increase was primarily due to the following:

•                  a 19.7%, or S/.120.0 million, increase in sales volume of cement, concrete and blocks. The volume of cement sold increased 20.0%, from 1.5 million metric tons in 2009 to 1.8 million metric tons in 2010 as a result of increased construction levels;

•                  a 33.5%, or S/.24.1 million, increase in sales of third-party construction supplies, as a result of increased construction levels and an increase in the price of steel rebars we resell; and

•                  a 4.6%, or S/.2.8 million, decrease in the sale of quicklime due to a decline in purchases from the Yanacocha mine, our principal quicklime customer, as a result of their focus on exploration activities due to declining production.

Cost of Sales

The following table sets forth a breakdown by segment of our cost of sales for 2009 and 2010.

	Year ended December 31,
	2009		2010
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	276.1	68.1	330.0	68.9
Quicklime	37.7	9.3	36.8	7.7
Construction supplies	69.8	17.2	93.3	19.5
Other(1)	22.0	5.4	19.0	4.0
Total	405.5	100.0	479.0	100.0

(1)                                 Principally zinc calcine.

Our total cost of sales increased by 18.1%, or S/.73.5 million, from S/.405.5 million in 2009 to S/.479.0 million in 2010, primarily due to the following:

•                  a 19.5%, or S/.53.9 million, increase in the cost of sales of cement, concrete and blocks, due primarily to the greater volume of cement sold in 2010;

•                  a 33.7%, or S/.23.5 million, increase in the cost of sales of third-party construction supplies, due to the greater volume of construction supplies purchased for resale and an increase in the price of steel rebars purchased; and

•                  partially offset by a 13.6%, or S/.3.0 million, decrease in the cost of sales of zinc calcine, as a result of our decision to suspend our zinc ore mining activities in 2008 and redeploy our facilities to produce quicklime. In 2009 and 2010, we continued to produce and sell zinc calcine, although in decreasing quantities, as we used our remaining inventory of zinc ore.

In addition, our cost of sales denominated in U.S. dollars was positively affected by the depreciation of the U.S. dollar versus the nuevo sol during 2010 as compared to 2009. See “Item 3. Key Information — Selected Financial Data — Exchange Rates.” We estimate that, as a result of this depreciation in the U.S. dollar versus the nuevo sol, our cost of sales decreased by approximately S/.3.7 million during 2010 as compared to 2009.

Gross Profit

The following table sets forth a breakdown by segment of our gross profit and gross profit margin for 2009 and 2010.

	Year ended December 31,
	2009		2010
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	332.2	54.6	398.3	54.7
Quicklime	22.8	37.7	20.9	36.2
Construction supplies	2.2	3.1	2.8	2.9
Others	(6.2)	(39.2)	(3.0)	(18.8)
Total gross profit	351.1	46.4	419.1	46.7

Our gross profit increased by 19.4%, or S/.68.0 million, from S/.351.1 million in 2009 to S/.419.1 million in 2010, mainly attributed to the increase in the volume of cement sold. Our gross profit margin (i.e., gross profit as a percentage of net sales) in 2010 was 46.7% compared to 46.4% in 2009.

Operating Income (Expense), Net

Our operating expense, net decreased by 33.5%, or S/.41.7 million, from an expense of S/.124.4 million in 2009 to an expense of S/.82.7 million in 2010, primarily due to a gain in 2010 of S/.75.9 million from the sale in March 2010 of our Raul copper mine concessions, partially offset by a decrease in rental income of S/.8.4 million as a result of the termination of the related lease. Excluding the effect of the sale of the Raul copper mine concessions and the termination of the related lease, our operating expenses, net increased by 18.7%, or S/.25.8 million.

Other Operating Income, Net

Our other operating income, net decreased 35.4%, or S/.9.1 million, from S/.25.7 million in 2009 to S/.16.6 million in 2010, mainly due to the loss of income from the termination of the Raul copper mine concessions lease payments and a gain in 2009 derived from the return of approximately S/.3.2 million in capital from Zemex LLC in connection with the winding up of Zemex LLC’s operations.

Administrative Expenses

	Year ended December 31,
(in millions of S/.)	2009	2010
Personnel expenses	61.3	73.4
Third-party services	48.4	53.0
Board of directors compensation	7.6	15.2
Depreciation and amortization	5.4	6.6
Taxes	3.5	4.0
Consumption of supplies	3.8	3.8
Donations	2.9	2.7
Total	132.9	158.7

Our administrative expenses increased 19.4%, or S/.25.8 million, from S/.132.9 million in 2009 to S/.158.7 million in 2010 primarily due to a 19.7% increase in personnel expenses from S/.61.3 million in 2009 to S/.73.4 million in 2010, as a result of the increase in our taxable profit in 2010 since a portion of these expenses, workers’ profit sharing, is calculated as a percentage of our taxable net income and in part in response to inflation. Board of directors’ compensation increased by S/.7.6 million in 2010, primarily as a result of a gain from the sale of the Raul copper mine concessions in 2010 that resulted in higher compensation payable to the members of our board of directors. Third-party services, which included security, consulting (including auditing), freight, cleaning and communication services, among others, increased by S/.4.6 million.

Administrative expenses related to the cement, concrete and blocks segment and the other segment accounted for approximately 80.8% and 8.9%, respectively, of total administrative expenses in 2010 compared to approximately 86.0% and 4.0%, respectively, in 2009. Administrative expenses related to the quicklime and construction supplies segment remained stable in 2010 compared to 2009 at 9.0% and 1.0%, respectively, of total administrative expenses.

Selling and Distribution Expenses

	Year ended December 31,
(in millions of S/.)	2009	2010
Personnel expenses	6.7	8.3
Advertising and promotion	5.0	5.2
Third-party services	0.6	0.8
Transportation	1.5	0.5
Provision for impairment of receivables	0.1	—
Other	3.2	1.7
Total	17.1	16.5

Our total selling and distribution expenses decreased 3.5%, or S/.0.6 million, from S/.17.1 million in 2009 to S/.16.5 million in 2010, primarily due to decreases in transportation costs and other expenses principally related to the decrease in our sales of zinc calcine, partially offset by an increase in personnel expenses due to the increase in our results of operations in 2010 since a portion of these expenses, workers’ profit sharing, is calculated as a percentage of our taxable net income.

Selling and distribution expenses related to the cement, concrete and blocks segment accounted for approximately 82.0% of total selling and distribution expenses in 2010 compared to approximately 85.0% in 2009. Selling and distribution expenses related to the quicklime, construction supplies and other segment accounted for approximately 3.0%, 10.9% and 4.1%, respectively, of total selling and distribution expenses in 2010 compared to approximately 5.0%, 9.0% and 1.0%, respectively, in 2009.

Operating Profit

As a result of the foregoing, our operating profit increased by 48.4%, or S/.109.7 million, from S/.226.7 million in 2009 to S/.336.4 million in 2010. Our operating profit margin (i.e., operating profit as a percentage of sales) in 2010 was 37.5% compared to 30.0% in 2009. Excluding the effect of the sale of the Raul copper mine concessions and the termination of the related lease, our operating profit increased by 19.8%, or S/.42.2 million from S/.213.0 million in 2009 to S/.255.2 million in 2010, and our operating profit margin was 28.4% in 2010 compared to 28.2% in 2009.

Other Income (Expenses), Net

Our other expenses, net increased by 13.6%, or S/.1.1 million, from an expense of S/.8.1 million in 2009 to an expense of S/.9.2 million in 2010, mainly due to a S/.6.3 million loss from net exchange differences, partially offset by a S/.5.2 million decrease in finance expenses, net from S/.16.9 million in 2009 to S/.11.7 million in 2010. Our finance costs decreased by 20.2%, or S/.3.8 million, from a cost of S/.18.8 million in 2009 to a cost of S/.15.0 million in 2010 mainly due to lower interest rates and a lower average principal debt balance in 2010. Our gain from exchange differences decreased 70.8%, or S/.6.3 million, from a gain of S/.8.9 million in 2009 to a gain of S/.2.6 million in 2010, mostly due to a decrease in our U.S. dollar denominated cash position and short-term deposits versus loans and borrowings and the appreciation in 2010 of the nuevo sol relative to the U.S. dollar.

Income Tax Expenses

Our income tax expenses increased by 47.5%, or S/.33.5 million, from S/.70.6 million in 2009 to S/.104.1 million in 2010. Our effective tax rate in 2009 and 2010 was 32.3% and 31.8%, respectively. In 2010, we recognized tax expenses of approximately S/.22.9 million relating to a net gain from the sale of the Raul copper mine concessions.

Profit

As a result of the foregoing, our profit increased 50.7%, or S/.75.1 million, from S/.148.0 million in 2009 to S/.223.1 million in 2010. Excluding the effect of the sale of the Raul mine concession and the termination of the related lease, our profit increased by 24.3%, or S/.32.6 million.

B.                                    Liquidity and Capital Resources

Our main cash requirements are our operating expenses, capital expenditures relating to the maintenance and expansion of our facilities, the servicing of our debt, the payment of dividends and payment of taxes. Our primary sources of cash have been cash flow from operating activities, and, to a lesser extent, loans and other financings. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
(in millions of S/.)	2009	2010	2011
Net cash provided by operating activities	165.8	179.6	132.3
Net cash provided by (used in) investing activities	(76.0)	(19.3)	(115.8)
Net cash provided by (used in) financing activities	0.6	(115.4)	192.6
Increase (decrease) in cash	90.4	44.9	209.1

Cash Flow from Operating Activities

Net cash flow from operating activities in 2011 was lower than in 2010. This reflects changes in working capital in 2011, as inventories and accounts payables increased. Inventories increased due to an increase in work-in-progress and purchases of raw materials as a result of higher sales volume. Accounts payables increased as a result of the purchase of material and supplies.

Net cash flow from operating activities in 2010 was higher than in 2009, primarily because of higher pretax profit, even after adjustment for the gain on the sale of the Raul copper mine concessions.

Cash Flow from Investing Activities

Net cash flow used in investing activities was S/.19.3 million in 2010, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to the construction of the diatomite brick plant, the conversion of the Waelz rotary kiln at our Corianta calcination plant to produce zinc and quicklime interchangeably and our phosphate project, partially offset by proceeds received from the sale of the Raul mining concession. Net cash flow used in 2011 was S/.115.8 million, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to the final construction stages of the diatomite brick plant, construction work relating to the expansion of our Rioja plant and other investing activities, partially offset by the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi for an aggregate purchase price of approximately US$46.1 million.

Net cash flow used in investing activities was S/.76.0 million in 2009, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to maintenance of our cement facilities and our phosphate and brine projects. Net cash flow used in 2010 was S/.19.3 million, which is primarily related to the purchase of property, plant and equipment,

Cash Flow from Financing Activities

Net cash flow used in financing activities in 2010 was S/.115.4 million, primarily as a result of payments on debt service and dividend payments. Net cash flow provided by financing activities in 2011 was S/.192.6 million, primarily as a result of by proceeds received from short-term credit loans with Banco de Crédito del Perú and BBVA Banco Continental, and a new long-term secured loan with BBVA Banco Continental and dividend payments, partially offset payments on debt service.

Net cash flow provided by financing activities in 2009 was S/.0.6 million, primarily as a result of debt repayments and dividend payments, offset by borrowings under our loan with BBVA Banco Continental

Indebtedness

As of December 31, 2011, we had total outstanding indebtedness of S/.590.6 million (US$219.1 million) as set forth in the table below.

(in millions of S/.)	As of December 31, 2011		Interest rate	Maturity date
BBVA Banco Continental secured loan	S/.	134.4	6.20%	May 2014
BBVA Banco Continental unsecured loan		28.0	6.00%	June 2012
Banco de Crédito del Perú financing lease		47.4	5.19%	March 2013
Banco de Crédito del Perú financing lease		13.3	7.17%	March 2016
Banco de Crédito del Perú mid-term loan		42.0	6.20%	March 2013
Banco de Crédito del Perú short-term loan(1)		12.3	2.61%	March 2012
BBVA Banco Continental mid-term loan		41.0	6.41%	December 2013
Banco de Crédito del Perú unsecured loan		70.0	6.45%	April 2013
BBVA Banco Continental secured loan (2)		202.2	6.37%	December 2018
Total(3)	S/.	590.6

(1)                                 Fully repaid in February 2012

(2)                                 This loan accrues interests at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years.

(3)                                In March 2012 we entered into a credit line agreement with Banco de Crédito del Perú, for the amount equivalent in nuevos soles of up to US$75 million.

BBVA Banco Continental Secured Loan.  We have a secured loan with BBVA Banco Continental with an outstanding amount of S/.134.4 million (US$49.9 million) accruing interest at an annual rate of 6.20% and maturing in May 2014. The loan is secured by a collateral trust to which we contributed substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. The loan contains certain restrictive covenants, including our ability to make a capital decrease or pay dividends if we default on the loan. We must also maintain the following financial covenants during the term of the loan:

•                  our liquidity ratio (current assets divided by current liabilities) must be greater than 1.0x;

•                  our leverage ratio (debt divided by EBITDA) must be lower than 3.5x; and

•                  our interest coverage ratio (EBITDA divided by debt service requirements) must be greater than 1.5x.

As of December 31, 2011, we were in compliance with these financial covenants.

BBVA Banco Continental Unsecured Loan.  We have an unsecured short-term working capital loan with BBVA Banco Continental with an outstanding amount of S/.28.0 million (US$10.4 million) accruing interest at an annual rate of 6.00% and maturing in June 2012.

Banco de Crédito del Perú Financing Leases.  In March 2011, we entered into two secured financing lease agreements with Banco de Crédito del Perú to finance the installation of our cement mill No. 7 in our Pacasmayo facility. Both financing leases are secured by the mill. As of December 31, 2011, the carrying value held was S/.47.4 million (US$17.6 million) under one financing lease and S/.13.3 million (US$4.9 million) under the other financing lease. The U.S. dollar financing lease accrues interest at an annual rate of 5.19% and matures in March 2013, and the nuevos soles financing lease accrues interest at an annual rate of 7.17% and matures in March 2016. In addition to the covenants contained in our BBVA Banco Continental loan, we must also maintain a ratio of total liability net of deferred taxes to equity lower than 1.0x. As of December 31, 2011, we were in compliance with these financial covenants.

Banco de Crédito del Perú Mid-Term Loan.  We have an unsecured mid-term loan with Banco de Crédito del Perú with an outstanding amount of S/.42.0 million that accrues interest at an annual rate of 6.20% and matures in March 2013.

BBVA Banco Continental Mid-Term Loan.  We have an unsecured mid-term loan with BBVA Banco Continental with an outstanding amount of S/.41.0 million that accrues interest at an annual rate of 6.41% and matures in December 2013.

Banco de Crédito del Perú Unsecured Loan. We entered into an unsecured loan with Banco de Crédito del Perú in the amount of S/.70.0 million. The loan accrues interest at a rate of 6.45% and matures in April 2013.

BBVA Banco Continental Secured Loan. In December 2011, we entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. In addition, the loan contains the following financial covenants during the term of the loan:

•                  a liquidity ratio (current assets divided by current liabilities) greater than 1.0x;

•                  a leverage ratio (net debt divided by EBITDA) lower than 3.0x; and

•                  an interest coverage ratio (EBITDA divided by debt service requirements) greater than 1.2x.

Banco de Crédito del Perú Credit Line Agreement.  In March 2012, we entered into a credit line agreement with Banco de Crédito del Perú for an amount equivalent in nuevos soles of up to US$75 million. Pursuant the terms of the credit line agreement the funds will be available for a two year period and we will have to pay a commitment fee of 0.25% during such period. If the funds are disbursed, the loan will accrue interests at an annual rate of 7.50% and will mature in 2022. This credit line agreement is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. Additionally, the loan contains the following financial covenants:

•                  a liquidity ratio (current assets divided by current liabilities) greater than 1.0x;

•                  a leverage ratio (net debt divided by EBITDA) lower than 3.0x; and

•                  an interest coverage ratio (EBITDA divided by debt service requirements) greater than 1.5x.

Derivative Financial Instruments

As of December 31, 2011, we were not party to any derivative financial instruments. We do not currently hedge against fluctuations in interest rates, foreign currency exchange rates or commodity prices.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                                    Research and Development, Patents and Licenses

As of December 31, 2011, our research and development group consisted of ten geologists and six scientists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications, and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.                                    Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2011.

Geographic Breakdown

Source: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru

	Portland Cement						Other Portland Cements
Business	I		II		V		IP		I(PM)	MS		I Co
Cemento Andino	✓	(1)	✓	(1)	✓	(1)			✓
Cementos Lima	✓		✓	(1)	✓	(1)	✓
Pacasmayo plant	✓		✓	(2)	✓		✓	(3)		✓	(2)	✓
Rioja plant	✓	(1)	✓	(1),(4)	✓	(1),(4)	✓					✓
Cementos Sur	✓		✓	(2)	✓	(2)	✓		✓
Yura	✓		✓	(2)	✓	(2)	✓		✓

Source: ASOCEM

(1)                                 Low alkaline content.

(2)                                 Our Portland cement II is the same as our MS cement.

(3)                                 We used to offer this type of cement through Selva; it is no longer available.

(4)                                 Manufactured upon request.

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, with an estimated deficit of two million homes nationwide, according to Fondo MiVivienda. In addition, it is estimated that approximately 200,000 families have the ability to purchase homes, particularly in the northern and southern regions, according to the Peruvian Chamber of Construction. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 22 places, from 110th in 2008 to 88th in 2011, on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes.

Distribution and Logistics

Peru’s cement market is divided into three regions circumscribed primarily by the location of established production facilities. Our facilities are located in the northern region of Peru, Cementos Lima controls the central region, and Yura the southern region. Cement is mainly sold in bags of 42.5 kilograms (approximately 94 pounds). However, cement can also be sold in bulk according to customer requirements.

The transportation and storage of cement requires specialized equipment. A favorable location of the production facilities not only reduces the time required to transport cement products to distributors and third-party merchants but also diminishes the costs of necessary equipment and resources. The location of a cement plant relative to its distribution network provides operational efficiencies and advantages that translate into stronger market share.

Cement can be stored in silos for up to 12 months if the silo is completely humidity proof. The typical vehicles used for the transport of cement are adapted to maintain the necessary environment during shipment. The proximity of production plants and storage centers to distribution centers, third-party vendors and retail outlets, creates a more efficient supply chain and minimizes the time and resources required to transport products from the production line to the construction site. The streamlined nature of this process ensures that cement products in the northern region of Peru, for example, reach customers within approximately one week of production. A cement company’s success is inherently linked to the sophistication of its distribution network and its emphasis on quality assurance throughout the supply chain.

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups, which own seven cement producing companies:

•                  Cementos Pacasmayo and Cementos Selva, which principally serve the northern region.

•                  Cementos Lima and Cemento Andino, which principally serve the central region.

•                  Cementos Yura and Cementos Sur, which primarily serve in the southern region.

The level of competitiveness of cement companies generally depends on their cost structure, which is a function of the cost of energy, fuel, costs of raw materials and transportation. Cement companies in Peru generally compete within the limits of their distribution market, which is determined principally by their geographic locations.

The following are the main characteristics of the cement sector in Peru:

•                  highly fragmented consumer base;

•                  low cost of energy and raw materials;

•                  operations and distribution primarily determined by geographic location; and

•                  high correlation to auto-construcción and public and private investments.

Phosphate and Brine

Phosphate

Phosphate rock is used to manufacture wet process phosphoric acid and superphosphoric acid. Most of the phosphoric acid is used as a component of granular and liquid ammonium phosphate fertilizers and animal feed supplements. In addition, phosphate is used in human food products, detergents and other industrial applications. Because phosphate derivatives are mainly used in the production of fertilizers, its price is linked to certain commodities, such as corn, soybean and wheat.

According to the United States Geological Survey, world total reserves of phosphate rock are estimated approximately 65 million tons, with Morocco and the Western Sahara accounting for more than 75% of the total global reserves. While nearly 30 countries produce phosphate products, China, the United States and Morocco are the largest producers, accounting for two-thirds of world production. The world’s top producing companies include Office Cherifien de Phosphate of Morocco, Mosaic Co. of the United States, FosAgro of Russia and Yuntianhua Group of China.

The following table sets forth world reserves and production levels for the periods indicated.

	Reserves		Production
(in tons)	2010E	2011E	2010	2011E
China(1)	3,700,000	3,700,000	68,000	72,000
United States	1,400,000	1,400,000	25,800	28,400
Morocco and Western Sahara	50,000,000	50,000,000	25,800	27,000
Russia	1,300,000	1,300,000	11,000	11,000
Jordan	1,500,000	1,500,000	6,000	6,200
Syria	1,800,000	1,800,000	3,000	3,100
South Africa	1,500,000	1,500,000	2,500	2,500
Algeria	2,200,000	2,200,000	1,800	1,800
Other countries	1,667,000	7,600,000	37,100	39,000
World total (rounded)	65,000,000	71,000,000	181,000	191,000

Source: U.S. Geological Survey, Mineral Commodity Summaries, January 2012

(1)                             Production data for China do not include small mines

Peru is one of the leading mining countries in the world with non-metallic potential, including phosphate. The Peruvian government has granted concessions over several phosphate projects located in the northern and central regions. In recent years, several companies have started investing in exploration and in carrying out feasibility studies in order to exploit these resources. These projects include the Bayóvar phosphate project, owned by Miski Mayo (Vale, Mosaic and Mitsui) that started production in July 2011 and our Fosfatos del Pacífico project, also located in Bayóvar area.

Brine

Brine is a classification of saline groundwater, i.e., highly concentrated water solution of common salt (sodium chloride). Saline groundwater bodies may have the following origins: (i) marine, (ii) terrestrial (natural), (iii) terrestrial (anthropogenic), and (iv) mixed.

The formation of brine or saline groundwater can be mainly attributed to natural processes (geological and meteorological processes, climate change, tsunamis, earthquakes, consolidation of compressible sediments) and anthropogenic factors (drainage, irrigation, groundwater pumping, waste and wastewater disposal).

In South America, saline groundwater is mainly formed from lateral seawater intrusion in coastal areas (specifically in northern Peru and Ecuador), sedimentary formations of marine origins (Argentina) and evaporation (Brazil and Argentina).

The following map represents the types of saline groundwater that can be found in Peru and other areas in South America.

Source: International Groundwater Resources Assessment Center

Brine can be used to produce the following end-products, among others:

•                  Potassium chloride (KCl, MOP) (60% K2O), a chemical component used as a fertilizer nutrient;

•                 Magnesium oxide, a chemical component used for industrial activities (e.g. animal feed, fertilizer, sorel cement, construction boards and in the steel industry to protect refractory bricks);

•                  Dicalcium phosphate (Dical, DCP), a chemical component used for animal feed;

•                  Bromine (Br), a chemical component used as a flame retardant; and

•                  Salt (NaCl), used primarily for de-icing.

E.                                    Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our results of operations, financial condition or liquidity.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2011.

	Payments due by period
(in millions of S/.)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness(1)	139.0	335.6	77.9	38.1	590.6
Future interest payments	31.2	49.8	6.7	1.7	89.4
Brine project(2)	15.6	254.0	—	—	269.6
Purchase obligations(3)	13.1	54.3	—	—	67.4
Total	198.9	693.7	84.6	39.8	1,017.0

(1)                             Includes the short-term loan with Banco de Crédito del Perú that was cancelled in February 2012. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital resources — Indebtedness.”

(2)                                 Relates to our contractual commitment, in connection with the formation of Salmueras with Quimpac, to invest US$100.0 million to develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions.

(3)                                 Includes commitments of (i) S/.2.7 million in 2012 related to equipment purchases and other services in connection with the installation and maintenance of our diatomite brick plant, (ii) S/. 7.7 and S/.54.3 million in 2012 related to our cement production capacity expansion and (iii) S/.2.6 million in 2012 related to the construction of vertical kilns at our Pacasmayo facility. Excludes our obligations related to our long-term electricity supply agreements because they are determined by a formula that takes into consideration our consumption of electricity and other market variables. In connection with our long-term electricity supply agreements, we have made payments in the aggregate of S/.41.3 million in 2011.

In addition, we have various mining fees and royalties payable to the government and third parties in connection with our concessions and surface land use.

G.   Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

General

Our business and affairs are managed by the board of directors in accordance with our by-laws and Peruvian Corporate Law No. 26,887 (“Peruvian Corporate Law”). Our by-laws provide for a board of directors of between seven and eleven members. Between three and five alternate directors may be elected by the shareholders to act on behalf of any director who is absent from meetings or who is unable to exercise his or her duties, when and for whatever period fixed by the chairman of the board. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of nine directors and three alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

The board of directors typically meets in regularly scheduled bi-monthly meetings and when called by the chairman of the board or a person representing the chairman. Resolutions must be adopted by a majority of the directors present at the meeting and the chairman is entitled to cast the deciding vote in the event of a tie.

Duties and Liabilities of Directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to a corporation, shareholders and third parties for any damages caused by abuse of power, fraud, willful misconduct or gross negligence. In addition, pursuant to Article 3 of Law N° 29,720, as of June 26, 2011, directors of companies listed on the Lima Stock Exchange are also strictly liable for any damages caused as a result of any transactions in which they were involved and which resulted in damages or other losses to the corporation. A director cannot be found liable if the director expressed disagreement at the time the vote was cast or upon learning of such transaction and if there is a record expressing such opposition.

Our by-laws prohibit a director from voting on matters in which such director has an interest. In addition, Article 180 of the Peruvian Corporate Law requires a director with a conflicting interest on a specific matter to disclose such interest and abstain from the deliberation and decision-making process with respect to such matter. A director who violates this requirement is liable for any damages caused to us and may be removed by a majority of the board of directors upon request of any member of the board or by a majority vote of the shareholders.

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. All directors, with the exception of Ms. Ochoa-Brillembourg, were elected at our annual shareholders’ meeting held on March 30, 2011, and their term expires on March 30, 2014, the third anniversary from the date of election. Ms. Ochoa-Brillembourg was elected on October 10, 2011 and her term expires on October 10, 2014.

Name	Position	Year of birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
Lino Abram Caballerino	Vice Chairman of the Board	1946
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Rolando Arellano Cueva	Director	1952
Gianfranco Castagnola Zúñiga	Director	1959
Roberto Dañino Zapata	Director	1951
Hilda Ochoa-Brillembourg	Director	1945
José Raimundo Morales Dasso	Director	1946
Dionisio Romero Paoletti	Director	1965
Manuel Ferreyros Peña	Alternate director, Chief Financial Officer	1966
Robert Patrick Bredthauer	Alternate director	1947
Juan Inchaustegui Vargas	Alternate director	1938

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck.  Mr. Hochschild has been director since April 1991 and currently Chairman of the Board. He is an engineer with a specialization in mechanics and physics with a bachelor degree from Tufts University, Boston, U.S.A. Mr. Hochschild is also Executive President of Hochschild Mining plc and Asociación Promotora TECSUP and Chairman of IPSA, vice chairman of Peruvian Silver Patronage (Patronato de la Plata del Perú), director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Sociedad de Comercio Exterior del Perú-COMEX Perú, the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía), a member of the Board of Trustees of the National University of Engineering. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

Lino Alfredo Abram Caballerino.  Mr. Abram has been a director since March 1989 and is currently the Vice Chairman of the Board. He is a Chemical Engineer graduated from Universidad Mayor de San Marcos and has a master degree in business administration from Escuela Superior de Administración de Negocios-ESAN. In addition, Mr. Abram serves as Director of IPSA, Salmueras and Cementos Selva S.A. He is member of the Executive Committee of ASOCEM. He has previously served as a director of other companies and institutions such as Corporación Financiera de Desarrollo S.A., Tintaya S.A., Minpeco S.A., Hierro Perú S.A., Sider Perú S.A. and the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). Mr. Abram has also been Finance and Planning Manager of Minero Peru S.A. and Executive President of Inversiones Cofide S.A. Mr. Abram was Chief Executive Officer of the Company until April 2011.

Humberto Reynaldo Nadal Del Carpio.  Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our director since March 2008 and Chief Executive Officer since April 2011. He has a bachelor degree in economics from Universidad del Pacífico and a master degree in business administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos and Salmueras. He has also been Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager, a position he held until May 2007. Mr. Nadal has also served as Business, Administration and Finance Manager of Instituto Libertad y Democracia and Chief Executive Officer of Socosani S.A.

Rolando Antonio Arellano Cueva.  Mr. Arellano has been a director since March 2011. He has a degree in psychology from Pontificia Universidad Católica del Perú, a masters in business administration from ESAN and a Ph.D. in marketing from Grenoble University, France. In addition, he is the founding partner and serves as Chairman of the Board of Arellano Investigación de Marketing S.A., is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and previously was director of the Marketing Department and the International Business Program of Laval University, Quebec, Canada.

Gianfranco Castagnola Zúñiga.  Mr. Castagnola has been a director since March 2003. He has a degree in economics from Universidad del Pacífico and a master in public policy from Harvard University. Mr. Castagnola also serves as Executive President of Apoyo Consultoría S.A.C., Chairman of the Board of AC Capitales Sociedad Administradora de Fondos de Inversión S.A., and Director of Scotiabank Perú S.A.A., Saga Falabella S.A., Austral Group S.A.A., Lima Airport Partners S.R.L., Camposol S.A., Maple Gas Corporation del Perú S.A., Redesur S.A., Inmobiliaria Koricancha S.A. and other non-for-profit organizations. He served as a member of the board of the Central Bank of Peru from to 1996 to 2001.

Roberto Dañino Zapata.  Mr. Dañino has been a director since 1995. In July 2001, he resigned from our board of directors to join the Peruvian government as prime minister. He rejoined our board of directors in June 2008. He holds law degrees from Pontificia Universidad Católica del Perú and Harvard Law School. He has also served as ambassador to the United States of America and Senior Vice President and General Counsel of the World Bank. In addition, he was a partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He currently is Vice Chairman of the Board of Hochschild Mining plc and Chairman of Fosfatos and a board member of Salmueras, as well as an independent director of Mibanco, Grupo RPP, PetroNova, Gold Fields International, Gold Fields La Cima S.A. and AFP Integra, among others.

Hilda Ochoa-Brillembourg.  Ms. Ochoa-Brillembourg was appointed as a director in October 2011. She has a bachelor of science degree in economics from the Universidad Católica Andres Bello of Venezuela and a masters degree in public administration and a doctorate in business administration from Harvard University. She is the founder, and since 1987 has been the President and Chief Executive Officer, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is on the board of directors of General Mills, the Fulbright Association, Research Foundation of CFA Institute, Emerging Markets Investment Corporation, Emerging Markets Management, LLC, the Atlantic Council of the United States and McGraw-Hill, where she is also a member of its audit and financial policy committees.

José Raimundo Morales Dasso.  Mr. Morales has been a director since March 2008. He has a bachelor degree in economics and management from Universidad del Pacífico and a Masters degree in Business Administration from the Wharton Business School—University of Pennsylvania. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of the Peruvian Institute of Economics and of Salmueras, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú, Banco de Crédito de Bolivia, Atlantic Security Bank and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and a member of the board of directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Ceramica Lima S.A., Trebol Corporacion Ceramica S.A., JJC Contratistas Generales, and Confederación Nacional de Instituciones Empresariales Privadas-CONFIEP.

Dionisio Romero Paoletti.  Mr. Romero has been a director since March 2005. He has a degree in economics from Brown University and a master degree in business administration from Stanford University. He currently serves as Chairman of the board of directors of Credicorp Ltd., Banco de Crédito del Perú—BCP, and Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros since April 2009. In addition, Mr. Romero is Chairman of the Board of Directors of the companies that compose Grupo Romero, the most important of which are Alicorp S.A.A., Compañía Universal Textil S.A., Compañía Almacenera S.A., Consorcio Naviero Peruano, Industrias del Espino S.A. and Palmas del Espino S.A and he is also Vice-President of Inversiones Centenario S.A. and Director of Hermes Transportes Blindados and Banco Crédito Inversiones—BCI.

Manuel Ferreyros Peña.  Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is currently also a board member of Fosfatos. Mr. Ferreyros has a bachelor degree in business administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a masters in business administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas—INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros.

Robert Patrick Bredthauer.  Mr. Bredthauer has been an alternate director since March 2003. He has a bachelor degree in business administration from Hochschule St. Gallen and a commerce degree from the Ecole Superieure de Commerce, LaNauville, and the Ecole Superieure de Commerce, Lausanne. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional accountant for Holderbank Management and Consulting in Nyon, Switzerland.

Juan Victoriano Inchaustegui Vargas.  Mr. Inchaustegui has been a director since August 1995. He has a degree in mechanics and electric engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian minister of energy and mines from March 1984 to March 1985, the minister of tourism and industry from February to July 2001, and he also served as a senator of the Republic of Peru from 1990 to 1992. From 1981 to 1984, he was the Chief Executive Officer of Electroperú S.A. In addition, he serves as President of Asociación Promotora TECSUP, a member of the board of directors of other companies and is a member of the Peruvian Academy of Engineering.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current officers of the company and their respective positions:

Name	Position	Year of birth	Year of appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Carlos Pomarino Pezzia	Vice President Cement Business	1962	2009
Manuel Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	General Counsel	1966	2008
Juan Manuel Yamamoto Shishido	Controller	1966	2006
Juan Guillermo Teevin Vasquez	Operations Manager Cement Business	1955	2005
Rodolfo Ricardo Jordan Musso	Commercial Manager Cement Business	1952	2009
José Luis Arevalo Vega	New Projects Manager	1955	2005
Joaquin Larrea Gubbins	Corporate Development Manager	1974	2011
Carlos Paul Cateriano Alzamora	Human Resources Manager	1957	2006

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio.  See “Item.5 Directors, Senior Management and Employees — A.Directors and Senior Management — Board of Directors.”

Carlos Julio Pomarino Pezzia.  Mr. Pomarino is our Vice President Cement Business since April 2009. He has a degree in economic engineering from Universidad Nacional de Ingeniería and a masters degree in business administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of the Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as manager of administration and finance at Comercializadora de Alimentos S.A. and as chief financial officer at Fábrica de Tejidos San Jacinto S.A.

Manuel Ferreyros Peña.  See “Item.5 Directors, Senior Management and Employees — A.Directors and Senior Management — Board of Directors.”

Jorge Javier Durand Planas.  Mr. Durand has been our General Counsel since September 2008. Previously, he was legal vice president and general counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a master in business administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as board member of Salmueras.

Rodolfo Ricardo Jordan Musso.  Mr. Jordan has been our Commercial Manager Cement Business since June 2009. He has a degree in civil engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining the Company he served as chief executive officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Juan Manuel Yamamoto Shishido.  Mr. Yamamoto has been our Controller since 2006. He has a degree in public accounting from the Pontificia Universidad Católica del Perú and a master degree in business administration from Universidad San Ignacio de Loyola. Prior to joining the Company he served as chief financial officer of EDELNOR S.A.A. from 2002 to 2005, and from 2005 to 2006 as a deputy officer of treasury and accounting of EDEGEL S.A.A.

Juan Guillermo Teevin Vasquez.  Mr. Teevin has been our Operations Manager Cement Business since June 2005. He has a degree in mechanical engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management.

José Luis Arévalo Vega.  Mr. Arévalo has been working for the company since 1976 and is currently serving as New Projects Manager. He has a degree in Electrical Engineering from the Universidad Nacional de Ingeniería, a degree from the Advanced Management Program at the Universidad de Piura and has also attended the Project Financial Management Program at UPC. Mr. Arévalo has served as Operating Officer of the company from 1998 to 2005, as Operations Vice-President of Zemex Corp. From 2005 to 2007 and as Project Manager of Hochschild Mining in Mexico from 2007 to 2008.

Joaquin Larrea Gubbins.  Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a masters in business administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He has served as our Zinc Business Manager for one year and as our Corporate Finance Head for five years.

Carlos Paul Cateriano Alzamora.  Mr. Cateriano has been our Human Resources Manager since September 2006. He has a degree in mechanical engineering from the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as the Head of Training at Banco Santander Perú S.A. from 1995 to 1999, and as a consultant at Polimeros y Adhesivos S.A. from 1995 to 1998. Mr. Cateriano also worked at Corporación Andina de Desarrollo from 1987 to 1994 and at Fábrica de Calzado Peruano from 1985 to 1987.

B.                                    Compensation

In 2011, total compensation paid to members of our board of directors and executive officers amounted to S/.31,918,000 (S./29,487,000 in 2010). This compensation included payments made in connection with the workers’ profit sharing plan under Peruvian labor laws, which require us to distribute between 8% and 10% of our annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011 we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director or executive officer after expiration of his or her term.

Executive Compensation Plan

Our business operates in a competitive environment where highly trained professionals and executives are in demand. The recent growth in the Peruvian economy has created new opportunities resulting in additional competition for local talent. As a result, we have recently designed a compensation plan to retain our key executives and attract new executives with the skills and experience required to achieve our strategic objectives and create long-term value for our shareholders. We believe that executive compensation should reward individual performance and the achievement of our strategic objectives.

Our executive compensation plan has been designed to achieve the following primary objectives:

•                  recruit, retain and incentivize highly talented and dedicated executives with the skills and experience required to manage and operate our business and create long-term value for our shareholders;

•                  provide our executive officers with compensation opportunities that are fair, reasonable and competitive in the market;

•                  compensate based on our performance and individual performance;

•                  promote transparency by using clear and straightforward compensation metrics; and

•                  align the interests of our executive officers with the interests of our shareholders, both in the short-term and long-term.

Our executive compensation plan is in addition to workers’ profit sharing requirements applicable to all of our employees, including our executive officers, under Peruvian labor laws.

Our compensation plan has been designed to compensate our executives with a base salary, a cash bonus incentive and other benefits that we believe are fair and equitable to us and our shareholders and competitive in the market. We believe that the combination of salary, cash bonus incentive and other benefits will distinguish us from other companies in the cement industry in Peru, and serve as an important retention tool as we compete for executive talent. We also believe that it will provide an appropriate compensation structure to retain our executives, reward them for individual performance, and induce them to contribute to the creation of long-term value.

Components of Executive Compensation

The key components of our executive compensation plan are:

•                  base salary;

•                  short-term cash bonus incentives (convenio de participación voluntaria en utilidades); and

•                  long-term cash bonus incentives.

We believe that the use of few and straightforward compensation components promotes the effectiveness and transparency of our executive compensation plan and enables us to be competitive. No formula or specific weightings or relationships are used to allocate the various components in our executive compensation plan. Each component has an important role in implementing our executive compensation philosophy and in meeting the executive compensation objectives described above.

Base Salary

We provide our executive officers and other employees with a base salary to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salaries provide stable compensation to executives, allow us to recruit and retain highly talented and dedicated executives and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance.

Short-Term Cash Bonus Incentives (Convenio de Participación Voluntaria en Utilidades)

As a key component of our compensation plan, we currently provide our executive officers the opportunity to earn annual cash bonuses based on the achievement of our short-term business objectives. As additional cash compensation that is contingent on achieving our business objectives, cash incentives augment the base salary component while being tied directly to corporate and individual performance objectives.

Long-Term Cash Bonus Incentives

In addition, as a tool to promote retention of our executive officers, we have implemented a deferred cash incentive program that we believe aligns compensation with corporate performance, allows us to recruit and retain competent executive talent, and rewards for superior performance measured over the long-term. Our plan provides for the payment of bonuses in addition to the annual bonuses that are paid to our executive officers.

Our long-term bonus incentive program features the following key components:

•                  available to senior executives who have been employed by our company for at least four years;

•                  at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

•                  on the fifth anniversary of the creation of the bonus plan, the relevant executive will receive the amount accrued during the first four years;

•                  additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation of the plan; and

•                  if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

•                  must be no older than 58 years at the time his or her participation in the incentive program begins;

•                  must have at least four years of employment with either our company, or our subsidiaries or affiliates;

•                  is a professional who is deemed to have characteristics that are attractive to the market; and

•                  the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.                                    Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment

Board Committees

We have three board committees comprised of members of our board of directors.

Executive Committee

Our by-laws require that we delegate an executive committee composed of three to five members of the board of directors. Mr. Eduardo Hochschild, Mr. Roberto Dañino, Mr. Raimundo Morales, Mr. Lino Abram and Mr. Humberto Nadal are currently members of our Executive Committee. Our Executive Committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Our Executive Committee also performs the functions of a nominating, corporate governance and compensation committee.

Antitrust Best Practices Committee

The antitrust best practices committee is composed of three members: Mr. Humberto Nadal, Mr. Lino Abram and Mr. Rolando Arellano. The Antitrust Best Practices Committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Audit Committee

Our audit committee is currently composed of three directors. The current members are Ms. Hilda Ochoa-Brillembourg, who is the Chairman of the audit committee, Mr. Raimundo Morales Dasso and Mr. Gianfranco Castagnola Zúñiga. Ms. Hilda Ochoa-Brillembourg and Mr. Gianfranco Castagnola Zúñiga qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Ms. Hilda Ochoa-Brillembourg also qualifies as a financial expert under the SEC rules. The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors; the resolution of any disagreements between management and our external auditors; informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

D.                                    Employees

As of December 31, 2011, we had a total of 1,552 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2009	2010	2011
Management	17	15	17
Administrative personnel	748	780	910
Plant workers	511	606	595
Total	1,276	1,401	1,522

As of December 31, 2011, approximately 15% of our employees were members of the labor unions (Sindicato Único de Trabajadores de Cantera de la Fábrica de Cementos Pacasmayo S.A.A - UEA Tembladera and Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A.) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. We completed the 2011 collective bargaining negotiations in March 2011.

Under Peruvian law, it is illegal to lay off employees without cause or without following certain formal procedures. In addition, employees who are laid off are entitled to severance payments upon termination of their employment in an amount equal to one and a half month’s salary for each full year of work performed with a maximum payment equal to one year’s salary. Pursuant to Peruvian labor laws, we are required to deposit funds for the benefit of employees in an amount equal to one month’s salary per year worked. The funds are intended to support employees when they resign or their employment is terminated.

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. For employees enrolled in the national public pension fund, we must make monthly contributions to the national public pension fund in an amount equal to 9% of an employee’s annual salary. For employees enrolled in a private social pension plan, the employee must contribute approximately 10% of its salary to the fund and 3% to pay for expenses. As of December 31, 2011, approximately 13% of our employees were enrolled with the national public pension fund and 87% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.                                    Share Ownership

As of March 31, 2012, persons who are currently members of our board of directors and our executive officers held as a group 546,253 of our common shares and no investment shares (not including common and investment shares held by Mr. Eduardo Hochschild through IPSA). This amount represented less than one percent of our outstanding share capital as of March 31, 2012. Mr. Eduardo Hochschild through IPSA indirectly controls 283,372,274 common shares and 16,753,544 investment shares.

Mr. Eduardo Hochschild, Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Lino Abram and Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of March 31, 2012, our issued and outstanding share capital was composed of 531,461,479 common shares. In addition, as of March 31, 2012, we had 50,503,124 investment shares outstanding.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2012.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
IPSA(1)	283,372,274	53.32%	16,753,544	33.17%	300,125,818	51.57%
IN—Fondo 2 (AFP Integra)	—	—	4,320,116	8.55%	4,320,116	0.74%
RI—Fondo 2 (AFP Prima)	21,443,632	4.03%	4,033,001	7.99%	25,476,633	4.38%
RI—Fondo 3 (AFP Prima)	22,506,978	4.23%	3,909,670	7.74%	26,416,648	4.54%
HO-Fondo 3 (AFP Horizonte)	—	—	3,506,231	6.94%	3,506,231	0.60%
IN—Fondo 3 (AFP Integra)	—	—	3,213,276	6.36%	3,213,276	0.55%
PR—Fondo 2 (AFP Profuturo)	—	—	2,659,031	5.27%	2,659,031	0.46%
Directors and officers(2)	546,253	0.10%	—	—	546,253	0.09%
Other shareholders	203,592,342	38.31%	12,108,255	23.98%	215,700,597	37.06%
Total	531,461,479	100%	50,503,124	100%	581,964,603	100%

(1)                                 IPSA is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company.

(2)                                 See “Item 6. Directors, Senior Management and Employees — Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochshild through IPSA

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholders since December 31, 2008, except as described below.

Shareholder	2008	2009	2010	2011
IPSA	63.92%	63.92%	63.92%	63.92%
IN—Fondo 2 (AFP Integra)	0.92%	0.92%	0.92%	0.92%
RI—Fondo 2 (AFP Prima)	4.30%	5.76%	5.51%	5.43%
RI—Fondo 3 (AFP Prima)	4.45%	5.78%	5.80%	5.99%
HO-Fondo 3 (AFP Horizonte)	—	—	—	0.69%
IN—Fondo 3 (AFP Integra)	0.57%	0.57%	0.57%	0.57%
PR—Fondo 2 (AFP Profuturo)	0.58%	0.54%	0.54%	0.54%
Other shareholders	21.82%	21.82%	21.82%	21.82%
Total	100.0%	100.0%	100.0%	100.0%

In February 2012, we issued 100,000,000 common shares, or 19.23% of the outstanding common shares, in the form of ADSs listed on the New York Stock Exchange. In March 2012, we issued an additional 11,484,000 common shares, or 2.16% of the outstanding common shares, in the form of ADSs listed on the New York Stock Exchange, when the underwriters exercise their over-allotment option.

In March 30 2012, we issued 927,783 investment shares, or 1.84% of the outstanding investment shares, pursuant to a preemptive right offer in connection with our issuance of ADSs.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities held in the host country

On February 7, 2012, we completed our initial equity offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. As a result, our ADSs are listed on the New York Stock Exchange. As of March 31, 2012, we estimate that 22,296,800 ADSs were held in the United States, which represented 20.98% of our common shares outstanding. We estimate that as of March 31, 2012, the number of record holders of our common shares (or ADSs representing our common shares) in the United States was 42.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

B.                                    Related Party Transactions

Peruvian Law Concerning Related Party Transactions

Under Peruvian law, board members and executive officers of a publicly-held company may not (i) engage in transactions with the company or any related party of the company, except for transactions entered into in the ordinary course of business and on an arm’s length basis, (ii) appropriate for their own benefit a business opportunity that belongs to the company, or (iii) participate in any transaction or decision that presents a conflict of interest with the company.

Related Party Transactions

As a general policy, we do not enter into transactions with related parties, including our board members and officers, on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm’s length basis.

As of December 31, 2011, we had an accounts receivable balance with IPSA, our controlling shareholder, in the amount of S/.170,000. The accounts receivable balance relates to fees owed by our controlling shareholder for legal and corporate services we provide to it.

The following transactions have been entered into by us with related parties:

•                  We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/.310,000 in 2009, S/.291,000 in 2010 and S/.284,000 in 2011.

•                  We lease part of our headquarters as office space to IPSA We received rental payments of S/.173,000 in 2009, S/.150,000 in 2010 and S/.158,000 in 2011.

•                  We provide back office management and administrative services to IPSA, for which we received S/.373,000 in 2009, S/.360,000 in 2010 and S./376,000 in 2011.

•                  During 2011, we provided a short-term loan on an arm’s length basis in the amount of S/.6,965,000 to IPSA for which we received interest payments in the amount of S/.7,000 in 2010. The loan has been repaid in full.

•                  During 2011, we obtained a short-term loan on an arm’s length basis from IPSA in the amount of S/.6,700,000.

IPSA and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information.

See Exhibits.

Legal and Administrative Proceedings

From time to time, we may become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings.

Dividends and Dividend Policy

Our ability to pay dividends is subject to our results of operations for each year. Holders of our common shares and investment shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held.

Under our dividend policy, shareholders must take the following factors into consideration prior to declaring dividends: our financial and economic condition, including committed and budgeted expenses and obligations, and previously approved investments. In addition, our dividend policy states that (a) our board of directors may declare advanced dividends based on either the net income resulting from financial statements prepared for such purpose or the cumulative net income corresponding to previous years, provided that shareholders delegated such authority to the board of directors, and (b) holders of common shares representing no less than 20% of our total share capital may request the distribution of dividends up to 50% of the net income corresponding to the previous year, net of any legal reserve requirements. Our board of directors, makes a recommendation at the annual shareholders’ meeting with respect to the amount and timing of dividend payments, if any, to be made on our common shares and investment shares.

Payment of Dividends

Dividends are paid to holders of our common shares and investment shares, as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission, investors who purchase shares of a publicly-held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares and investment shares are distributed pro rata.

Holders of common shares and investment shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires 10 years from the original dividend payment date.

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2006 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share
		(in S/.)
2007	30,000,000	0.06389
2008(1)	232,887,000	0.49597
2009	25,000,000	0.05324
2010(2)	73,000,000	0.15547
2011	91,000,000	0.19380

(1)                                 Represents an extraordinary dividend payment following the sale of the Zemex businesses in the United States and Canada.

(2)                                 In March 2010, we sold our Raul copper mine concessions. In April 2010, we declared an extraordinary dividend payment.

In the annual shareholders’ meeting held on March 20, 2012, the shareholders unanimously approved the financial statements for fiscal year 2011 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends on account of fiscal year 2012 earnings.

B.                                    Significant Changes

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.        THE OFFER AND LISTING

A.                                    Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On February 7, 2012, we completed our initial equity offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. As a result, our ADSs are listed on the New York Stock Exchange.

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC”.  On April 16, 2012, the closing price on New York Stock Exchange was 12.33 per ADS.

The following table sets forth for each of the most recent two months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(in S/.)	High	Low
2012:
February (beginning February 8th)	11.93	9.82
March	11.76	10.87
April (through April 16)	12.48	11.59

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1”, respectively. On April 16, 2012, the closing price on the Lima Stock Exchange was S/.6.40 per common share and S/.5.90 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited.

The following table sets forth for the five most recent full years the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/.)	High	Low	High	Low
2007	8.00	3.96	7.30	4.20
2008	5.55	1.36	4.40	1.65
2009	3.60	1.77	3.20	1.60
2010	7.92	3.08	7.21	3.00
2011	8.45	4.25	7.48	4.05

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in nuevos soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2009:
First quarter	2.45	1.77	1.90	1.60
Second quarter	3.28	2.25	2.40	1.91
Third quarter	3.60	2.95	3.00	2.16
Fourth quarter	3.50	2.90	3.20	2.99
2010:
First quarter	3.75	3.08	3.54	3.00
Second quarter	5.23	3.75	4.80	3.60
Third quarter	6.15	4.25	5.10	4.05
Fourth quarter	7.92	6.16	7.21	5.25
2011:
First quarter	8.45	6.15	7.48	6.50
Second quarter	7.12	5.45	6.80	5.25
Third quarter	6.20	4.75	6.01	4.85
Fourth quarter	5.80	4.25	4.70	4.05

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2011:
October	4.95	4.25	4.70	4.40
November	4.88	4.46	4.50	4.05
December	5.80	4.70	4.30	4.10
2012:
January	6.90	5.65	5.60	4.45
February	6.90	6.78	6.00	6.00
March	6.5	6.0	6.0	6.0
April (through April 16)	6.80	6.30	5.90	5.90

B.                                    Plan of Distribution

Not applicable.

C.                                   Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2011, there were 266 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2011, The Lima Stock Exchange had a share capital of S/.59,715,840, divided into 32,843,712 class “A” shares and 14,928,960 class “B” shares of par value S/.1.25 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2011, the Lima Stock Exchange had 83 class “A” shareholders and 165 class “B” shareholders.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the first Monday of November through the second Sunday of March of each year, trading hours are Monday through Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:55 p.m. (trading); 2:55 p.m.-3:00 p.m. (after market sales); and 3:00 p.m.-3:10 p.m. (after market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-3:55 p.m. (trading); 3:55 p.m.-4:00 p.m. (after market sales); and 4:00 p.m.-4:10 p.m. (after market trading).

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In order to control price volatility, the Lima Stock Exchange imposes a 15 minute suspension on trading when the price of a security varies on a single day by more than 15% for Peruvian companies and 30% for non-Peruvian companies.

Regulation of the Peruvian Securities Market

The Securities Market Law regulates certain securities matters, such as transparency and disclosure, corporate takeovers, capital market instruments and operations, the securities markets and broker-dealers, and credit-rating agencies. In 1996, the Peruvian Securities Commission, formerly known as the National Supervisory Commission for Securities and Companies (Comisión Nacional Supervisora de Empresas y Valores, or “CONASEV”), was given additional responsibilities relating to the supervision, regulation and development of the securities market, while the Lima Stock Exchange was granted the status of a self-regulatory organization. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange.

Pursuant to Law N° 29,782, published in the Peruvian Official Gazette, El Peruano, on July 28, 2011, the Peruvian Securities Commission is a governmental entity reporting to Peru’s Ministry of Economy and Finance with functional, administrative, economic, technical and budgetary autonomy.

The Peruvian Securities Commission is governed by the Superintendent and a five board-members conformed by the Superintendent (who acts as President of the board) and four members appointed by the Peruvian Executive Power (one suggested by the Ministry of Economy and Finance, one suggested by the Peruvian Central Reserve Bank, one suggested by the Peruvian Superintendency of Banking, Insurance and Private Pension Funds and one independent member). The Peruvian Securities Commission has broad regulatory powers, including reviewing, promoting, and making rules regarding the securities market, supervising its participants, and approving the registration of public offerings of securities.

The Peruvian Securities Commission supervises the securities markets and the dissemination of information to investors. It also (i) governs the operations of the Public Registry of Securities, (ii) regulates mutual funds, publicly placed investment funds and their respective management companies and broker- dealers, (iii) monitors compliance with accounting regulations by companies under its supervision as well as the accuracy of financial statements and (iv) registers and supervises auditors who provide accounting services to those companies registered with the Peruvian Securities Commission.

Pursuant to the Securities Market Law, broker-dealers must maintain a guarantee fund. This guarantee fund must be managed by an entity supervised by the Peruvian Securities Commission. Contributions to the guarantee fund must be made by the 26 broker-dealers that are members of the Lima Stock Exchange and are based on the volume traded over the exchange. As of December 31, 2010, the fund has approximately S/.35 million (approximately US$12.6 million). In addition to the guarantee fund managed, each broker-dealer is required to maintain a guarantee in favor of the Peruvian Securities Commission to guarantee any liability that broker-dealers may have with respect to their clients. Such guarantees are generally established through letters of credit issued by local banks.

Disclosure Obligations

Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities (such as our common shares and investment shares), its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including interim unaudited financial statements on a quarterly basis (which are not required to be subject to limited review), and annual audited consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

In order to comply with the foregoing disclosure obligations, issuers must disclose reaffirmation to the Peruvian Securities Commission and, if the securities are listed, with the Lima Stock Exchange as soon as practicable but not later than one business day after having become aware of such information.

D.                                    Plan of Distribution

Not applicable.

E.                                    Selling Shareholders

Not applicable.

F.                                     Dilution

Not applicable.

G.                                   Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

Set forth below is certain information relating to our share capital, including brief summaries of the material provisions of our by-laws, Peruvian corporate law and certain related laws and regulations of Peru, all as in effect as of the date hereof.

General

We are a publicly-held corporation under Peruvian Corporate law and registered with the Public Registry of Corporations in Lima. We are currently listed on the Lima Stock Exchange.

Our by-laws provide that our principal corporate purpose is mining and the production and sale of cement, quicklime and other construction materials in Peru and internationally.

We have common shares and investment shares.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2012, we had 531,461,479 common shares outstanding. As of March 31, 2012, there were 7,445 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one owner). Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2012, we had 50,503,124 investment shares. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of the company’s equity. As of March 31, 2012, there were 488 owners of record of our investment shares. Our investment shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Shareholders’ Liability

Under Peruvian Corporate Law, holders of our common shares cannot vote on matters with respect to which they have a conflict of interest.

Under Article 133 of the Peruvian Corporate Law, a shareholder must abstain from voting if such shareholder has a conflict of interest. If the relevant resolution in question had not been approved but for the vote of the shareholder in conflict.

Redemption and Rights of Withdrawal

Under Article 200 of the Peruvian Corporate Law, holders of our common shares have redemption rights if: (i) we change our corporate purpose; (ii) a change occurs in the place of organization to a foreign country; or (iii) any transformation, merger or significant spin-off occurs with respect to our company.

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares and investment shares have the right to subscribe to new common shares and investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares, (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others, and (iii) results from a corporate reorganization. Holders of investment shares have preemptive rights to maintain their proportional ownership in our share capital.

Shareholders who are in default of any payments relating to a capital call may not exercise their preemptive rights.

Preemptive rights are exercised in two rounds. During the first round, shareholders may subscribe to the new shares on a pro rata basis. During the second round, shareholders who participated in the first round may subscribe to any remaining shares on a pro rata basis up to the amount of shares such shareholders subscribed for in the first round. The first round must remain open for at least 15 business days. The second round must remain open for at least three business days.

Voting Rights and Dividends

Common Shares

Holders of common shares are entitled to one vote per share, with the exception of the election of the board of directors, where each holder is entitled to one vote per share per nominee. Each holder’s votes may be cast for a single nominee or distributed among the nominees at the holder’s discretion. To that effect, each of our common shares gives the holder the right to as many votes as there are directors to be elected. Shareholders may pool votes in favor of one person or distribute them among various persons. Those candidates for the board who receive the most votes are elected directors. Holders of common shares may attend and vote at shareholders’ meetings either in person or through a proxy.

Holders of common shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our by-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Corporate law, the right to collect past-due dividends in the case of companies that are publicly held companies, such as ours, expires 10 years after the date on which the dividend payment was due.

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT). Capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

Investment Shares

Under Peruvian Corporate Law, investment shares do not represent share capital. Accordingly, our balance sheet reflects the investment shares as a separate account from our share capital. Holders of investment shares are neither entitled to vote nor to participate in shareholders’ meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their par value, in the same manner as common shares. Investment shares also confer to the holders thereof the preemptive right to (i) maintain the current proportion of the investment shares in the case of a capital increase through new contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of assets resulting from a liquidation in the same manner as common shares; and, (iv) redeem the investment shares in case of a merger and/or change of business activity.

Liquidation Rights

If we are liquidated, our shareholders have the right to receive net assets resulting from the liquidation, after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure that we will be able to reimburse 100% of the book value of the common shares and investment shares in case of bankruptcy or liquidation.

Ordinary and Extraordinary Meetings

Pursuant to Peruvian Corporate Law and our by-laws, the annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year. Additional shareholders’ meetings may be held during the year. Because we are a publicly-held corporation, we are subject to the special control of the Peruvian Securities Commission, as provided in Article 253 of the Peruvian Corporate Law. If we do not hold the annual shareholders’ meeting during the three-month period after the end of each fiscal year or any other shareholders’

meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares. Such meeting will take place within a reasonable period of time.

Other shareholders’ meetings are convened by the board of directors when deemed convenient by the Company or when it is requested by the holders of at least 20% of our common shares. If, at the request of holders of 20% of the common shares, the shareholders’ meeting is not convened by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or a competent judge will call pursuant to Law N° 29,560 for such meeting at the request of holders of at least 20% of our common shares. If a public notary or competent judge calls for a shareholders’ meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

Holders of investment shares have no right to request the board to call a shareholders’ meeting.

Notices of Meetings

Since we are a publicly-held corporation, notice of shareholders’ meetings must be given by publication of a notice. The publication shall occur at least 25 days prior to any shareholders’ meeting in the Peruvian Official Gazette, El Peruano, and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by agreement of the holders of 100% of the outstanding common shares.

Quorum and Voting Requirements

According to Article 25 of our by-laws and Article 257 of the Peruvian Corporate Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the by-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our share capital, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum call to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total common shares. For the second call, the presence of shareholders holding at least 25% of our total common shares is adequate, while for the third call there is no quorum requirement. These decisions require the approval of the majority of the common shares represented at the shareholders’ meeting. Shareholders’ meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

In accordance with Peruvian Corporate Law, only those holders of common shares whose names are registered in the company’s stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders’ meeting and to exercise their rights.

Limitations on the Rights of Non-residents or Foreign Shareholders

There are no limitations under our by-laws or Peruvian Corporate Law on the rights of nonresidents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

Disclosure of Shareholdings and Tender Offer Regulations

Disclosure of Shareholdings

There are no provisions in our by-laws governing the ownership threshold above which share ownership must be disclosed.

However, according to Article 10 of CONASEV Resolution No 090-2005-EF-94.10, as amended, we must inform the Peruvian Securities Commission of the members of our economic group and a list of our holders of common shares owning more than a 5% share interest, as well as any change to such information.

Tender Offer Regulations

Peruvian security regulations include mandatory takeover rules applicable to the acquisition of control of a listed company.

Subject to certain conditions, such regulations generally establish the obligation to make a tender offer when a person or group of persons acquires a relevant interest in a listed company. According to Peruvian law, a person acquires a relevant interest in a listed company when such person (a) holds or has the power to exercise directly or indirectly 25%, 50% or 60% of the voting rights in a listed company, or (b) has the power to appoint or remove the majority of the board members or to amend its by-laws.

In general, the tender offer must be launched prior to the acquisition of the relevant interest. The tender offer may be launched after the “relevant interest” is acquired if it is acquired (a) by means of an indirect transaction, (b) as a consequence of a public sale offer, or (c) in no more than four transactions within a three-year period.

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless: (a) shareholders representing 100% of the voting rights consent in writing, (b) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (c) voting shares are acquired pursuant to the exercise of preemptive rights.

Changes in Capital

Our by-laws do not establish special conditions to increase or reduce our share capital beyond what is required under Peruvian Corporate Law.

Anti-Takeover Provisions

Our by-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change of control. However, acquisitions of shares of our capital stock that involve a change of control may be subject to Peruvian securities and exchange regulations (Ley de Mercado de Valores y Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión) applicable to tender offers.

Form and Transfer

Common shares and investment shares may be either physical share certificates in registered form or book-entry securities in the CAVALI S.A. ICLV book-entry settlement system, also in registered form.

Furthermore, the Peruvian Corporate Law forbids publicly-held corporations, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. In addition, pursuant to our by-laws, we cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such an agreement is recorded in our stock ledger (matrícula de acciones) or in CAVALI S.A. ICLV.

C.                                    Material Contracts

On December 31, 2007, we entered into a contract of general management and provision of services with IPSA, pursuant to which we provide legal and corporate services to it. See “Item 7. Major Shareholders and Related Party Transactions — A. Related Party Transactions.”

On February 1, 2008, we entered into a surface rights agreement with Compañía Minera Ares S.A.C., pursuant to which we lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. See “Item 7. Major Shareholders and Related Party Transactions — A. Related Party Transactions.”

On June 30, 2008, we entered into a property lease agreement with IPSA pursuant to which we lease part of our headquarters as office space to IPSA. See “Item 7. Major Shareholders and Related Party Transactions — A. Related Party Transactions.”

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which expires in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. See “Item 4. — Information on the Company — A. History and Development of the Company — Raw Materials and Energy Sources.”

On December 27, 2011, we entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. See “Item 5. Operating and Financial Revenues and Prospects — B. Liquidity and Capital Resources.”

On March 2012 we entered into a credit line agreement with Banco de Crédito del Perú for an amount equivalent in nuevos soles of up to US$75 million. Pursuant the terms of the credit line agreement the funds will be available for a two year period and we will have to pay a commitment fee of 0.25% during such period. If the funds are disbursed, the loan will accrue interests at an annual rate of 7.50% and will mature in 2022. This credit line agreement is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. See “Item 5. Operating and Financial Revenues and Prospects — B. Liquidity and Capital Resources.”

D.                                    Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates.  Prior to August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates.  Additionally, during the 1990s, the Peruvian currency has experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates.  Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100 percent of the cash dividends distributed by such companies.  Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

E.                                    Taxation

The following summary contains a description of certain Peruvian and United States federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Peru and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change.

Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Peruvian Tax Considerations

The following are the principal tax consequences of ownership of ADSs by non-resident individuals or entities (“Non-Peruvian Holders”) as of the date hereof. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of ADSs and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all the tax consequences of acquisition, ownership and disposition of common shares or ADSs and does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to a resident of Peru or to a person with a permanent establishment in Peru.

For purposes of Peruvian taxation:

•                  individuals are residents of Peru, if they are Peruvian nationals who have established their principal place of residence in Peru or if they are foreign nationals with a permanence in Peru of 183 days in any 12-month period (the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and

•                  legal entities are residents of Peru if they are established or incorporated in Peru.

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding income tax, at a rate of 4.1% over the dividend paid, when the dividend is paid to shareholders that are Non-Peruvian Holders. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax on Peruvian source income only.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Peruvian income tax law also provides that capital gains resulting from the disposal of ADRs that represent shares issued by Peruvian entities are considered Peruvian source income and therefore also subject to Peruvian income tax. Peruvian income tax law also provides that taxable income resulting from the disposal of securities is determined by the difference between the sale price of the securities at market value and the tax basis.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income as long as the ADSs issued by the foreign depositary are held in the name of a nominee and such ADSs are not transferred to a third party as a result of the disposal of the ADSs.

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, the income tax rate is 5%; if the transaction is consummated outside of Peru, capital gains are taxed at a rate of 30%. Peruvian income tax law regulations have stated that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. In any given year, the first five tax units (approximately US$6,500) of capital gains derived from the transfer of securities by a Non-Peruvian Holder, who is also a natural person, are exempt from income tax. Any gain resulting from the conversion of ADRs into common shares or common shares into ADRs will not be subject to taxation in Peru.

Any Non-Peruvian Holder who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the face or nominal value of such common shares; (iii) for other common shares received free of any payment, the stock market value of such shares if listed on the Lima Stock Exchange or, if not, the face or nominal value of such common shares and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise it would not be possible to deduct the tax basis and a 30% Peruvian income tax would apply to the total sale price. Under Peruvian income tax law, tax basis certification is granted by the tax authorities within 30 days from the date of the application (which application must contain supporting evidence with respect to the tax basis) is made by the transferor. If the tax authorities do not respond within such 30 day period, the tax basis presented for approval by the transferor is deemed automatically approved.

On December 31, 2010, Law No. 29,645 was enacted and took effect from January 1, 2011. This law states that in transactions relating to Peruvian securities through the Lima Stock Exchange, CAVALI S.A. ICLV (the Peruvian clearing house) will act as withholding agent to the extent that such transactions are settled in cash through CAVALI’s account (liquidación en efectivo). The implementing regulations of Law No. 29,645 enacted on July 9, 2011 provide that CAVALI will begin acting as a withholding agent as from November 1, 2011. As a result, while such regulations do not come into force with regard to securities transferred though the Lima Stock Exchange by a Non-Peruvian Holder, such transferor must still self-assess and pay its income tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned. With respect to transactions of Peruvian securities conducted through the Lima Stock Exchange that are settled directly without CAVALI’s intervention (liquidación directa), Non-Peruvian Holders are required to self-assess and pay income taxes directly to the Peruvian tax authorities within the first 12 working days following the month in which income from a Peruvian source was earned. Finally, if the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15% of value sold), fees payable to CONASEV (0.05% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and Value Added Tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences as of the date hereof to a United States Holder (as defined below) of the acquisition, ownership and disposition of our common shares and ADSs. Except where noted, this summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. There is currently no income tax treaty between the United States and Peru that would provide for United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not address the effects of any state, local or non-United States tax laws. If you are considering the acquisition, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADSs or common shares (including amounts withheld to reflect Peruvian withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in nuevos soles will equal the U.S. dollar value of the nuevos soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the nuevos soles are converted into U.S. dollars at that time. If the nuevos soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the nuevos soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the nuevos soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the nuevos soles will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations, Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Peruvian withholding taxes imposed on dividends paid on the ADSs or common shares. If you do not elect to claim a United States foreign tax credit, you may instead claim a deduction for Peruvian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a Peruvian income tax is withheld on the sale or other disposition of our ADSs or common shares, your amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Peruvian income tax. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from the foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. Alternatively, you may take a deduction for the Peruvian income tax if you do not take a credit for any foreign taxes paid or accrued during the taxable year. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a PFIC, and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013 (as discussed above under “Taxation of Dividends”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our ADSs or common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than United States federal income tax laws, of an investment in our ADSs or common shares.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We make our filings in electronic form under the EDGAR filing system of the SEC. Our filings are available through the EDGAR system at www.sec.gov. In addition, the our filings are available to the public over our website www.pacasmayo.com.pe. Such filings and other information on our website are not incorporated by reference in this annual report. You may request a copy of this filing, and any other report, at no cost, by writing to us at the following address or telephoning us:

Investor Relations Department

Calle La Colonia 150,

Urbanización El Vivero, Surco,

Lima, Peru.

Tel.: + (511) 317-6000

E-mail: irpacasmayo@cpsaa.com.pe

I.                                        Subsidiary Information

See the note 1 to our consolidated financial statements included in this annual report for a description of the Company’s subsidiaries.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a description of our market risks, see note 28 to our consolidated financial statements included in this annual report.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities.

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and expenses

JPMorgan Chase Bank, N.A., as depositary, pursuant to our Deposit Agreement, dated as of February 7, 2012 (the “Deposit Agreement”) may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•                  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The Deposit Agreement is filed as Exhibit 2.2 to this annual report. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

A.                                    Disclosure Controls and Procedures

As of the end of the period covered by this annual report, management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

B.                                    Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.                                    Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.                                    Changes in Internal Control Over Financial Reporting

Not applicable.

ITEM 16.      [RESERVED]

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms. Hilda Ochoa- Brillembourg, a member of the audit committee, is a “financial expert,” as such term is defined in the SEC rules.  We have determined that Ms. Hilda Ochoa- Brillembourg and Mr. Gianfranco Castagnola Zúñiga are independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.           CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this form.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our next Form 20-F to be filed with the SEC. During the year ended December 31, 2011, no such amendment was made or waiver granted.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the company by its independent auditors, Medina, Zaldívar, Paredes & Asociados SCRL, member firm of Ernst & Young Global, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2010 and 2011.

	Year Ended December 31,
	2010	2011
	(in thousands of S/.)
Audit fees	632.0	1,347
Audit-related fees	43.6	2,193.5
Tax fees	136.6	252.7
All other fees	—	1,293
Total fees	812.2	5,086.2

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees in 2011 primarily correspond to review of IFRS adoption, delivery of comfort letters and other fees related to the initial public offering of ADSs in the United States.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees in 2011 primarily correspond to compliance with the requirements under the US Sarbanes Oxley Act in connection with our initial public offering of ADSs in the United States.

Our audit committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the audit committee, they comply with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption contained in paragraph (b)(1)(iv)(A)(2) of Rule 10A-3 under the Exchange Act from the New York Stock Exchange listing requirement that each member of the audit committee of a listed issuer must be independent. Our audit committee is currently composed of three directors. The current members are Ms. Hilda Ochoa-Brillembourg, who is the Chairman of the audit committee, Mr. Raimundo Morales Dasso and Mr. Gianfranco Castagnola Zúñiga. Ms. Hilda Ochoa-Brillembourg and Mr. Gianfranco Castagnola Zúñiga qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Mr. Raimundo Morales Dasso does not qualify as independent under Rule 10A-3(b) of the Securities Exchange Act. We believe our reliance on this exemption does not have any adverse effect on the ability of our audit committee to act independently.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

We are a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange.

We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. There are significant differences in the Peruvian corporate governance practices as compared to those followed by United States domestic companies under the New York Stock Exchange’s listing standards.

The New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company”. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors.

The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be “controlled companies”, have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Good Governance for Peruvian Companies.” These principles are disclosed on the Peruvian Securities Commission web page http://www.conasev.gob.pe and the Lima Stock Exchange web page http://www.bvl.com.pe. Although we have implemented a number of these measures and have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, we are not required to comply with the referred corporate governance guidelines by law or regulation.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19.      EXHIBITS

Exhibit Number	Description of Document
1.1	By-laws of the Registrant, as currently in effect

2.1*	Registrant’s Form of American Depositary Receipt

2.2*	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

4.1*	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A.

4.2*	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones Pacasmayo S.A.

4.3*	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones Pacasmayo S.A.

4.4*	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C.

4.5*	Medium-term Loan Contract, dated December 27, 2011, between the Registrant and BBVA Banco Continental

4.6	Credit Line Agreement, dated March 12, 2012, between the Registrant and Banco de Crédito del Perú

8.1	Subsidiaries of the Registrant

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

13.1**	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2**	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on January 6, 2012.

**   This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CEMENTOS PACASMAYO S.A.A.

	By:	/s/ Humberto Nadal Del Carpio
	Name:	Humberto Nadal Del Carpio
	Title:	Chief Executive Officer

	By:	/s/ Manuel Ferreyros Peña
	Name:	Manuel Ferreyros Peña
	Title:	Chief Financial Officer

Date: April 30, 2012

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2011, 2010 and 2009 with the report of the Independent Registered Public Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2011 and 2010 with the report of Independent Registered Public Accounting Firm

Content

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”), which comprise the consolidated statement of financial position as of December 31, 2011 and December 31, 2010, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years ended December 31, 2011.  These consolidated financial statements are the responsibility of the Group´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2011 and December 31, 2010  and the consolidated results of their operations and their  cash flows for each of the three years ended December 31, 2011, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”).

Lima, Peru,
February 14, 2012

Signed by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2011 and 2010

	Note	2011	2010
		S/.(000)	S/.(000)
Assets
Current assets
Cash and short-term deposits	6	363,279	154,493
Trade and other receivables	7	78,377	36,429
Income tax prepayments		705	454
Inventories	8	206,102	160,316
Prepayments		11,629	11,009

		660,092	362,701

Non-current assets
Other receivables	7	29,146	50,849
Available-for-sale financial investments	9	22,074	30,813
Property, plant and equipment	10	1,197,401	1,101,995
Exploration and evaluation assets	11	29,895	29,278
Deferred income tax assets	15	45,030	7,637
Other assets		1,404	3,738

		1,324,950	1,224,310

Total assets		1,985,042	1,587,011

Liabilities and equity
Current liabilities
Trade and other payables	12	128,485	95,577
Interest-bearing loans and borrowings	14	139,048	121,585
Income tax payable		12,870	16,680
Provisions	13	28,694	25,959

		309,097	259,801

Non-current liabilities
Interest-bearing loans and borrowings	14	451,546	185,670
Other non-current provisions	13	10,909	4,803
Deferred income tax liabilities	15	139,905	143,442

		602,360	333,915

Total liabilities		911,457	593,716

Equity	16
Capital stock		418,777	418,777
Investment shares		49,575	49,575
Legal reserve		90,451	74,145
Other components of equity		8,029	14,391
Retained earnings		473,721	435,668

Equity attributable to owners of the parent		1,040,553	992,556
Non-controlling interests		33,032	739

Total equity		1,073,585	993,295

Total liabilities and equity		1,985,042	1,587,011

The accompanying notes are an integral part of the consolidated financial statements

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated income statement

For the years ended December 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		S/.(000)	S/.(000)	S/.(000)

Sales of goods	17	994,970	898,047	756,567
Cost of sales	18	(569,515)	(478,990)	(405,500)

Gross profit		425,455	419,057	351,067

Operating income (expenses)
Net gain on sale of land and mining concession	22(a)	—	75,887	—
Other operating income, net	22	9,338	16,661	25,657
Administrative expenses	19	(196,196)	(158,697)	(132,943)
Selling and distribution expenses	20	(23,707)	(16,501)	(17,113)
Impairment of zinc mining assets	10(b)	(95,994)	—	—

Total operating expenses, net		(306,559)	(82,650)	(124,399)

Operating profit		118,896	336,407	226,668

Other income (expenses)
Finance income	23	2,695	3,277	1,888
Finance costs	24	(19,219)	(15,038)	(18,834)
Gain from exchange difference, net		1,476	2,568	8,856

Total other expenses, net		(15,048)	(9,193)	(8,090)

Profit before income tax		103,848	327,214	218,578

Income tax expense	15	(38,379)	(104,105)	(70,570)

Profit for the year		65,469	223,109	148,008

Attributable to:
Owners of the parent		67,694	223,219	147,768
Non-controlling interests		(2,225)	(110)	240

		65,469	223,109	148,008

Earnings per share	26
Basic and diluted profit for the year attributable to holders of common shares and investment shares of the parent (S/. per share)		0.14	0.48	0.32

The accompanying notes are an integral part of the consolidated financial statements

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of comprehensive income

For the years ended December 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		65,469	223,109	148,008

Other comprehensive income
Change in fair value of available-for-sale financial investments	9(a)	(8,739)	12,517	4,390
Deferred income tax related to component of other comprehensive income	15	2,622	(3,754)	(1,317)
Exchange differences on translation of foreign currency		(274)	(200)	(783)

Other comprehensive income for the year, net of income tax		(6,391)	8,563	2,290

Total comprehensive income for the year, net of income tax		59,078	231,672	150,298

Total comprehensive income attributable to:
Owners of the parent		61,332	231,782	150,058
Non-controlling interests		(2,254)	(110)	240

		59,078	231,672	150,298

The accompanying notes are an integral part of the consolidated financial statements

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2011,2010 and 2009

	Attributable to owners of the parent
	Capital stock	Investment shares	Legal reserve	Available-for- sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2009	418,777	49,575	41,089	3,538	—	195,627	708,606	1,224	709,830
Profit for the year	—	—	—	—	—	147,768	147,768	240	148,008
Other comprehensive income	—	—	—	3,073	(783)	—	2,290	—	2,290

Total comprehensive income	—	—	—	3,073	(783)	147,768	150,058	240	150,298

Dividends, note 16(g)	—	—	—	—	—	(25,000)	(25,000)	—	(25,000)
Refund of contribution to non-controlling interests of Zemex LLC.	—	—	—	—	—	—	—	(615)	(615)
Appropriation of legal reserve, note 16(d)	—	—	12,295	—	—	(12,295)	—	—	—

Balance as of December 31, 2009	418,777	49,575	53,384	6,611	(783)	306,100	833,664	849	834,513
Profit for the year	—	—	—	—	—	223,219	223,219	(110)	223,109
Other comprehensive income	—	—	—	8,763	(200)	—	8,563	—	8,563

Total comprehensive income	—	—	—	8,763	(200)	223,219	231,782	(110)	231,672

Dividends, note 16 (g)	—	—	—	—	—	(73,000)	(73,000)	—	(73,000)
Dividends on treasury shares	—	—	—	—	—	110	110	—	110
Appropriation of legal reserve, note 16 (d)	—	—	20,761	—		(20,761)	—	—	—

Balance as of December 31, 2010	418,777	49,575	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the year	—	—	—	—	—	67,694	67,694	(2,225)	65,469
Other comprehensive income	—	—	—	(6,117)	(245)	—	(6,362)	(29)	(6,391)

Total comprehensive income				(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends, note 16 (g)	—	—	—	—	—	(91,000)	(91,000)	—	(91,000)
Incorporation of non-controlling interests, note 1	—	—	—	—	—	77,665	77,665	34,547	112,212
Appropriation of legal reserve, note 16 (d)	—	—	16,306	—	—	(16,306)	—	—	—

Balance as of December 31, 2011	418,777	49,575	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585

The accompanying notes are an integral part of the consolidated financial statements

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Operating activities
Profit before income tax	103,848	327,214	218,578
Non-cash adjustment to reconcile profit before income tax to net cash flows
Impairment of zinc mining assets	95,994	—	—
Gain on disposal of land and mining concession	—	(75,887)	—
Depreciation and amortization	47,633	36,288	32,702
Long-term incentive plan	6,000	—	—
Recovery of impairment of inventories	—	(8,549)	(8,721)
Write-off of intangibles	—	1,363	—
Finance costs	19,219	15,038	18,834
Finance income	(2,695)	(3,277)	(1,888)
Other operating, net	1,666	4,734	7,946
Working capital adjustments
Increase in trade and other receivables	(20,496)	(11,977)	(11,321)
Increase in prepayments	(620)	(1,862)	(3,980)
(Increase) decrease in inventories	(45,786)	(28,422)	2,324
Increase (decrease) in trade and other payables	25,929	25,556	(2,853)

	230,692	280,219	251,621

Interests received	2,695	2,218	1,398
Interests paid	(19,059)	(13,782)	(17,513)
Income tax paid	(81,990)	(89,105)	(69,755)

Net cash flows provided by operating activities	132,338	179,550	165,751

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statement of cash flows (continued)

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Investing activities
Proceeds from incorporation of non-controlling interests	118,630	—	—
Purchase of property, plant and equipment	(240,598)	(97,978)	(63,484)
Purchase of exploration and evaluation assets	(617)	(12,086)	(12,718)
Purchase of other non-current assets	—	(1,443)	(1,714)
Contribution of non-controlling interests for the incorporation of a subsidiary	4,779	—	—
Proceeds from sale of property, plant and equipment	2,053	13,742	1,882
Proceeds from sale of assets classified as held for sale	—	78,424	—

Net cash flows used in investing activities	(115,753)	(19,341)	(76,034)

Financing activities
Payment of borrowings	(119,674)	(163,952)	(168,530)
Proceeds from borrowings	403,013	121,000	205,026
Dividends paid	(90,761)	(72,606)	(35,263)
Proceeds from dividends on treasury shares	—	110	—
Refund of contribution to non-controlling interests	—	—	(615)

Net cash flows provided by (used in) financing activities	192,578	(115,448)	618

Net increase in cash and cash equivalents	209,163	44,761	90,335
Net foreign exchange difference	(377)	(1,928)	(1,010)
Cash and cash equivalents as of January 1	154,493	111,660	22,335

Cash and cash equivalents as of December 31	363,279	154,493	111,660

Significant non-cash investing and financing activities:
Finance lease, note 10(c)	—	32,834	48,952
Fair value of available-for-sale investments, net of deferred income tax effect	(6,117)	8,763	3,073
Exchange differences on translation of foreign operations	(274)	(200)	(783)

The accompanying notes are an integral part of the consolidated financial statements

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2011,2010 and 2009

1.                    Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 63.92 percent of the Company’s common and investment shares and 67.47 of its common shares as of December 31, 2011 and 2010. The registered office is located at Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s Northern region.

The consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2011 were authorized for issue by the Management on February 14, 2012.

As of December 31, 2011, the consolidated financial statements comprise the financial statements of the Company and the following subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and  Zemex LLC.

The principal activities of the subsidiaries incorporated in the consolidated financial statements are below described:

•                                Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru.  Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

•                                Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company.  Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

•                                Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

•                                Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite. In the Board of Directors´Meeting held on December 21, 2011, the Company agreed to sell 30 percent of the shares of this subsidiary to MCA Phosphates Pte. Ltda. ,hereinafter “MCA” (subsidiary of Mitsubishi Corporation, hereinafter “Mitsubishi”) for an aggregate purchase price of approximately US$46,100,000.  As a consequence of this transaction the Group recognized a net gain of tax, commissions and other minor related costs, for S/.77,665,000 directly in equity.  In relation to this sale of shares, on December 29, 2011Mitsubishi entered into an off-take agreement to purchase the future production of phosphate rock from this subsidiary. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for additional 5 years upon expiration, see note 27. According to the business plan for the phosphate project, the subsidiary should be able to start production of phosphoric rock early 2016.  Additionally the Company and MCA signed a shareholders´ agreement including some clauses about “super-majority decisions” that needs to agreed between these parties and a call option and put option to be exercised by the Company and MCA, specifically in any deadlock decision or unexpected event defined in such agreement, see note

Notes to the consolidated financial statements (continued)

27.  Management considers that the value to be recorded for those options is not significant at the date of the consolidated financial statements.

•                                Zemex LLC was a diversified corporation, engaged in mining activities in United States of America and Canada.  In 2007, the Company reformulated its growth strategy and decided to discontinue participating in such industrial minerals business.  As of December 31, 2011 and 2010, Zemex LLC only holds shares in subsidiaries with no operation activity.

•                                Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011 as a result of the spin-off of the assets and liabilities of the brine project located in the northern region of Peru.  As a result of this spin-off and certain contributions made by Quimpac S.A. a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%.  In order to develop this project the Company signed a shareholder´s agreement with Quimpac S.A. including some minority protective rights.  The Company also has committed to invest US$100,000,000, see note 27.   The assets and liabilities contributed by the Company to Salmueras are presented as follows:

S/.(000)

Cash	6,425
Mining concessions	1,664
Exploration and evaluation assets	6,331
Accounts payable	(158)

Net assets contributed	14,262

The net assets contributed to the subsidiary did not generate any income to the Group as of the date the contribution was made, as it was in pre-operating stage.  The contribution made by Quimpac S.A. amounts to S/.4,779,000.

The General Shareholders´ Meeting held on November 28, 2011 approved the legal merger by absorption of the Company and its subsidiaries Corianta S.A. and Tinku Generacion S.A.C.  The purpose of this merger was to optimize administrative expenses. This merger recorded at carryover cost and it was effective on December 1, 2011, extinguishing the two subsidiaries at that date. The principal activities of these subsidiaries were as follows:

•                                Corianta S.A. was engaged in the exploration and exploitation of mining rights in Peru.  In July 2007 this entity began operating a zinc deposit located in the Department of Amazonas (Bongara Project) and operated normally until July 2008, when it decided to temporarily suspend the mineral extraction activity, due to the significant drop of the international price of zinc. Management expected to resume zinc extractive activities in 2012, nevertheless due to the lowest zinc prices observed during 2011 and based on future management expectations of zinc prices, the Group decided to discontinue the production of zinc and record a provision for impairment of the assets related to this project,  see note 10 (b).

•                                Tinku Generacion S.A.C. was incorporated in 2008 with the purpose of developing projects and investing in electric generation and transmission.

As of December 31, 2011 and 2010, the Company has a direct 100 percent interest in all its subsidiaries, except the following listed below:

Notes to the consolidated financial statements (continued)

	Interests Cementos Pacasmayo S.A.A.
Subsidiary	2011	2010
	%	%

Zemex LLC	89.53	89.53
Salmueras Sudamericanas S.A.	74.90	—
Fosfatos del Pacífico S.A.	70.00	100.00

2.                    Summary of significant accounting policies -

2.1                     Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and certain financial instruments , that have been measured at fair value.  The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

2.2                     Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3                     Summary of significant accounting policies -

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

2.3.1           Cash and short-term deposits -

Cash and short-term deposits in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three month or less. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short—term deposits as defined above, net of outstanding bank overdrafts.

2.3.2.        Financial instruments-initial recognition and subsequent measurement -

(i)                          Financial Assets -

Initial recognition and measurement -

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial investments, call options or as

Notes to the consolidated financial statements (continued)

derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the date trade, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and short-term deposits, trade and other  receivables, call options, and available-for-sale financial investments.

Subsequent measurement -

The subsequent measurement of financial assets depends on their classification as follows:

Notes to the consolidated financial statements (continued)

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.  This category includes derivate financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39.  Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in finance income or finance costs in the consolidated income statement.

Except for the call option, referred in note 1, the Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2011 and 2010.

Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated income statement.  The losses arising from impairment are recognized in the consolidated income statement in finance costs.

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity.  After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated income statement.  The losses arising from impairment are recognized in the consolidated income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2011 and December 31, 2010.

Notes to the consolidated financial statements (continued)

Available-for-sale financial investments -

Available-for-sale financial investments include equity and debt securities.  Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss.  After initial measurement, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or determined to be impaired, at which time the cumulative loss is reclassified to the consolidated income statement in finance costs and removed from the available-for-sale reserve.

The Group evaluates its available-for-sale financial assets to determine whether the ability and intention to sell them in the near term is still appropriate.  When the Group is unable to trade these financial assets due to inactive markets and management’s intention to do significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances.  Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity.  Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR.  Any difference between the new amortized cost and expected cash flows is also amortized over the remaining life of the asset using the EIR.  If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the consolidated income statement.

The Group has classified investments into shares as available-for-sale financial investments as of December 31, 2011 and 2010.

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(i)                           The rights to receive cash flow from such asset have expired; or

(ii)                        The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” agreement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

Notes to the consolidated financial statements (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Group’s continuing involvement in it.

In that case, the Group also recognizes an associated liability.  The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)                       Impairment of financial assets -

The Group assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.  If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement.  Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  The interest income is recorded as part of finance income in the consolidated income statement.  Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or

Notes to the consolidated financial statements (continued)

reduced by adjusting the allowance account.  If the estimated loss decreases, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.  If a future write-off is later recovered, the recovery is credited to finance costs in the consolidated income statement.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.  Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement — is removed from other comprehensive income and recognized in the consolidated income statement.  Impairment losses on equity investment are not reversed through the consolidated income statement; increases in their fair value after impairments are recognized directly in other comprehensive income.

(iii)                    Financial liabilities -

Initial recognition and measurement -

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans, put options over non-controlling interest, and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost.  This includes directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.   Gains or losses on liabilities held for trading are recognized in the consolidated income statement.

The Group has not designated any financial liability upon initial recognition as at fair value through profit or loss as of December 31, 2011 and 2010.

Notes to the consolidated financial statements (continued)

Loans and borrowings -

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.  Gains and loss are recognized in the consolidated income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance costs in the consolidated income statement.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.  When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in the consolidated income statement.

(iv)      Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Notes to the consolidated financial statements (continued)

(v)       Fair value of financial instruments -

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques.  Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 29.

(vi)      Put and call options over non-controlling interests

IFRS does not have an specific guidance on how to accountant for put and call over non-controlling interests.  As a result, the Company has developed the following accounting policies in accordance with IAS 8.

Call options

The call option does not give the acquiring entity present access to the benefits associated with that ownership interest, because the option price has not yet been determined or will be the fair value of the shares at the date of exercise.  This call option is a financial asset because the terms of the option are not for a fixed amount or exercise price, and it is initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss.  If the call option is exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest.  If a call option lapses unexercised any carrying amount for the call option is expensed in profit or loss.

Put options

Put options granted to non-controlling interests give rise to a financial liability, which are measured at the present value of the redemption amount.  On initial recognition of the financial liability, a corresponding reduction is recognized in another component of equity attributable to the parent (and non-controlling interest).  Subsequently, the put option is measured in accordance with IAS 39. Changes in the carrying amount of the financial liability are recognized in profit or loss.

Non-controlling interest continues to be recognized within equity until the put is exercised.  The carrying amount of non-controlling interest changes due to allocations of profit or loss (and changes in equity) and dividends declared for the reporting period.

Notes to the consolidated financial statements (continued)

2.3.3    Foreign currency translation -

The Group’s consolidated financial statements are presented in Nuevos Soles, which is also the parent company’s functional currency.  Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group at the functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate exchange ruling at the reporting date.

All differences are taken to the consolidated income statement or the consolidated statement of comprehensive income, should the specific criteria be met.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Translation differences from foreign subsidiaries -

The financial statements of the subsidiary Zemex LLC are expressed in United States dollars (its functional currency), and then translated into Nuevos Soles.  The assets and liabilities are translated at the closing rate at the date of the statement of financial position.  The income statement is translated at exchange rates at the dates of the transactions; and all resulting exchange differences shall be recognized in other comprehensive income.  On disposal of a foreign operation, the component of other comprehensive income related to that particular foreign operation is recognized in the consolidated income statement.

2.3.4    Inventories -

Inventories are valued at the lower of cost and net realizable value.  Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials

•          Purchase cost.  The cost is determined using the weighted average method.

Finished goods and work in progress

•          Cost of direct materials and supplies, services provided by third parties, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and exchange currency differences.

Inventory in transit

•          Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

Notes to the consolidated financial statements (continued)

2.3.5    Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.  All other borrowing costs are expensed in the period they occur.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The Group capitalizes borrowing costs for all eligible assets where construction was commenced since the adoption of IFRS (on January 1, 2009).  Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred.  Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.  All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

Borrowing costs for exploration and evaluation assets are recognized in the consolidated statement of income in the period they are incurred.

2.3.6    Leases -

The determination of whether an agreement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset, even it that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated income statement.

A leased asset is depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated income statement on a straight-line basis over the lease term.

Notes to the consolidated financial statements (continued)

2.3.7     Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.  The capitalized value of a finance lease is also included within property, plant and equipment.  When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation.  Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.

Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalized. All other repair and maintenance costs are recognized in the consolidated income statement as incurred.

The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.  Refer to Provisions (Note 2.3.13) for further information about the recorded decommissioning provision.

Depreciation of assets used in the mining production process is charged to cost of production on a units of production (UOP) basis using proved reserves, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight-line method is applied. Other assets are depreciated on a straight-line-basis over the estimated useful lives of such assets as follows:

Years

Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

Notes to the consolidated financial statements (continued)

The asset’s residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when the asset is derecognized.

2.3.8    Mining concessions

Mining concessions correspond to the exploration rights in areas of interest acquired in previous years.  Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated income statement.

2.3.9     Mine development costs and stripping costs

Mine development costs

Mine development costs incurred in the zinc mining unit of Bongará are stated at cost. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

Stripping costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of the cost of production.

2.3.10  Exploration and evaluation assets

Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to consolidated income statement, unless management concludes that a future economic benefit is more likely than not to be realized.  These costs include materials and fuel used, surveying costs, drilling costs and payments made to contractors.

Notes to the consolidated financial statements (continued)

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are used. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

No amortization is charged during the exploration and evaluation phase.

2.3.11   Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions.  The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges.

2.3.12   Impairment of non-financial assets -

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

Notes to the consolidated financial statements (continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the consolidated income statement.  The following criteria are also applied in assessing impairment of specific assets:

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

2.3.13  Provisions -

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated income statement.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred.  Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset.  The cash flows are discounted at a current pre-tax rate that reflects the risk specific to the rehabilitation provision.  The unwinding of the discount is expensed as incurred and recognized in the consolidated income statement as a finance cost.  The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate.  Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

2.3.14   Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded, on accrual basis.

Notes to the consolidated financial statements (continued)

Additionally, the Group has a long-term incentive plan for key management.  This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 “Employee benefits”, the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated income statement, until the liability is extinguished.

2.3.15   Revenue recognition -

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made.  Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

The Group has concluded that it is acting as a principal in all of its revenue arrangements.  The following specific recognition criteria must be also met before revenue is recognized:

Sales of goods -

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, on delivery of the goods.

Sales of zinc calcine -

Revenues from sales of zinc calcine are recognized when the significant risks and rewards of ownership are transferred to the buyer.  The revenue is subject to adjustment based on inspection of the quantity and quality of the product by the customer.  Revenue is initially recognized on a provisional basis using the Group’s best estimate of the quantity and quality of zinc.  Any subsequent adjustments to the initial estimate of metal content, which generally occur within a 90 day-period from when zinc calcine is transferred to the buyer, are recorded in revenue once they have been determined.  There are no adjustments related to price because the Group’s sales of zinc calcine are for fixed prices.

Operating lease income -

Income from operating lease of mining concessions is recognized on a monthly accrual basis during the term of the lease,and is calculated based on market prices, which are applied to monthly copper production.  Revenues from lease of mining concessions were generated until March 31, 2010, when the subsidiary Corianta S.A. completed the sale of the “Mina Raul” concession to Compañía Minera Condestable S.A.A. See note22.

Notes to the consolidated financial statements (continued)

Interest income -

The revenue is recognized when the interest accrues using the effective interest rate.  Interest income is included in finance income in the consolidated income statement.

2.3.16   Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.  Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries and associates, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Notes to the consolidated financial statements (continued)

Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income — rather than based on quantity produced or as a percentage of revenue — after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.  In connection with this, the mining royalty portion obtained from operating margin is treated under IAS 12 and the remaining royalty, obtained from sales, is registered as expense of the year.

Sales tax -

Revenues, expenses and assets are recognized net of the amount of sales tax, except:

(i)

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

(ii)	Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

2.3.17   Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity.  No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.  Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock.  Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them.  The Company holds common shares in treasury through a subsidiary.

3.                    Significant accounting judgments, estimates and assumptions

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation.  These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the consolidated financial statements.  Information about such judgments and estimates are contained in the accounting policies and/or the notes to the financial statements.  The key areas are summarized below:

•                                Determination of useful lives of assets for depreciation and amortization purposes — notes 2.3.7, 2.3.8 and 2.3.9.

•                                Recognition of exploration and evaluation assets — note 2.3.10.

•                                Determination of ore reserves and resources - note 2.3.11.

•                                Review of asset carrying values and impairment charges — note 2.3.12 and note 10.

•                                Review of the amount and timing of rehabilitation costs — note 2.3.13 and note 13.

•                                Income tax — note 2.3.16 and note 15.

•                                Determination of fair value of call option — note 2.3.2.

4.                    Standards issued but not yet effective

Certain new standards and interpretations to existing standards have been published and are mandatory for the Group´s accounting periods beginning on or after January 1, 2012 or later periods but which the Group has not adopted early.  Those that are applicable to the Group are as follows:

•                                IAS 1 Financial Statement Presentation — Presentation of items of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon de-recognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has there no impact on the Group’s consolidated financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012.

•                                IAS 19 employee Benefits (Amendment)

The IASB has issued numerous amendments to IAS 19 which becomes effective for annual periods beginning on or after January 1, 2013. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording.  The Group is still assessing the impact, if any, of adopting this guidance.

Notes to the consolidated financial statements (continued)

•                                IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12 IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after 1 January 2013. The Group is still assessing the impact, if any, of adopting this guidance.

•                                IFRS 7 Financial Instruments: Disclosures — Enhanced De-recognition. Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after 1 July 2011. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

•                                IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.  In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

On December 2011, the IASB has issued amendments to IFRS 9 which move the mandatory effective date from January 1, 2013 to January, 1 2015. Earlier application continues to be permitted. The amendments no longer require restatement of comparative figures.  Instead, IFRS 7 has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. The new disclosures are either required or permitted on the basis of the entity’s date of transition.  The Group is still assessing the impact, if any, of adopting this guidance.

•                                IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation- Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared whit the requirements that were in IAS 27.

This standard becomes effective for annual periods beginning on or after January 1, 2013.  The Group is still assessing the impact, if any, of adopting this guidance.

Notes to the consolidated financial statements (continued)

•                                IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 jointly —controlled Entities- Non-monetary Contribution by ventures. The standard addresses two forms of joint arrangements, i.e., joint operations and joint ventures.  To assess whether there is joint control IFRS 11 uses the principles of control of IFRS 10.  IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The effective of this standard is January 1, 2013.

•                                IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangement, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after 1 January 2013.  The Group is still assessing the impact, if any, of adopting this guidance.

•                                IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have in the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.  The Group is still assessing the impact, if any, of adopting this guidance.

5.                    Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2011, the exchange rates for transactions in United States dollars, published by this institution, were S/.2.695 for purchase and S/.2.697 for sale (S/.2.808 for purchase and S/.2.809 for sale as of December 31, 2010).

Notes to the consolidated financial statements (continued)

As of December 31, 2011 and 2010, the Group had the following assets and liabilities in United States dollars:

	2011	2010
	US$(000)	US$(000)
Assets
Cash and short-term deposits	50,591	3,335
Trade and other receivables	9,124	6,193

	59,715	9,528

Liabilities
Trade and other payables	20,092	5,771
Interest-bearing loans and borrowings	22,129	27,611

	42,221	33,382

Net liability position	17,494	(23,854)

As of December 31, 2011 and 2010, the Company had no financial instruments to hedge its foreign exchange risk.

6.                    Cash and short-term deposits

(a)                       This caption was made up as follows:

	2011	2010
	S/.(000)	S/.(000)

Cash on hand	2,786	208
M.E.F. Certificate (b)	—	4,339
Cash at bank (c)	228,150	20,032
Short-term deposits (d)	132,343	129,914

	363,279	154,493

(b)                       Relates to a certificate of “Regional and Local Public Investment — Public Treasury” (Inversión Pública Regional y Local — Tesoro Público) issued by the National Bureau of the Public Treasury (Dirección Nacional del Tesoro Público) in favor of the Company, under Law 29230, which promotes regional and local public investment with the participation of the private sector.  This certificate, with original maturity of less than three months, was fully collected on January 13, 2011.

(c)                        Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield based on daily bank deposit rates. As of December 31, 2011 these bank accounts include approximately US$46,100,000 (equivalent to S/.124,399,000), as a result of the sale of minority interests of the subsidiary Fosfatos del Pacífico S.A., see note 1.

(d)                       As of December 31, 2011 and 2010, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates.  These time deposits, with original maturities of less than three months, were collected in January 2012 and 2011, respectively.

Notes to the consolidated financial statements (continued)

7.                    Trade and other receivables

(a)                            This caption was made up as follows:

	Current		Non-current
	2011	2010	2011	2010
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables (b)	41,802	33,370	—	—
Accounts receivable from Parent company and affiliates, note 25	422	583	—	—
Loans to employees	427	470	117	235
Other accounts receivable	2,376	2,474	1,050	—
Allowance for doubtful accounts (e)	(63)	(1,525)	—	—

Financial assets classified as receivables (f)	44,964	35,372	1,167	235

Value-added tax credit (c)	31,780	861	18,009	40,644
Tax refund receivable (d)	1,633	196	9,970	9,970

	33,413	1,057	27,979	50,614

	78,377	36,429	29,146	50,849

(b)                            Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)                             The value-added tax credit is mainly related to the activities of Corianta S.A. and Fosfatos del Pacífico S.A.  According to the Peruvian current tax rules, the Company has the right to compensate this credit against the value-added tax to be generated on the future sales of these entities. In addition, this kind of tax credit never expires. Out of the total, S/.31,780,000 would be recovered in the short term through the value-added tax to be generated from future sales of cement; S/.14,612,000 will be mainly recovered from2016  and thereafter through the value-added tax to be generated from the future sales of phosphates since 2016; and the remaining S/.3,397,000  originated by other minor subsidiaries will be recovered during 2013 and thereafter.

Notes to the consolidated financial statements (continued)

(d)                            As of December 31, 2011 and 2010, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000.  These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Group´s legal advisors, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, taking into account the time that Peruvian tax authorities typically take to resolve tax disagreements.

(e)                             The movement in the allowance for doubtful accounts of other financial assets is as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Opening balance	1,525	1,525	1,501
Additions	—	—	65
Write-off	(1,462)	—	(41)

Ending balance	63	1,525	1,525

(f)                              The ageing analysis of trade and other accounts receivable as of December 31, 2011 and 2010, is as follows:

		Neither
		past due	Past due but not impaired
		nor		30-60	61-90	91-120
	Total	impaired	< 30 days	days	days	days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2011	46,131	5,799	26,089	7,490	3,105	1,307	2,341
2010	35,607	1,864	23,191	6,204	1,861	670	1,817

Notes to the consolidated financial statements (continued)

8.                    Inventories

(a)                            This caption is made up as follows:

	2011	2010
	S/.(000)	S/.(000)

Goods and finished products (at cost or net realizable value)	22,209	20,616
Work in progress (at cost)	52,642	27,267
Raw materials (at cost)	21,730	9,599
Packages and packing (at cost)	685	792
Fuel and carbon (at cost)	49,277	47,743
Spare parts and supplies (at cost)	54,626	50,434
Inventory in transit (at cost)	9,446	8,722

	210,615	165,173
Less - Provision for inventory obsolescence and impairment (b)	(4,513)	(4,857)

	206,102	160,316

(b)                            Movement in the provision for inventory obsolescence and impairment is set forth below:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Opening balance	4,857	13,353	21,675
Charge for the year	—	381	569
Recoveries	—	(8,549)	(8,721)
Write-offs	(344)	(328)	(170)

Final balance	4,513	4,857	13,353

The reversal of the provision for inventory obsolescence and impairment arose from an increase in net realizable value of zinc calcine inventory during 2010 and 2009, in line with the increase of the international prices of zinc during those years.

Notes to the consolidated financial statements (continued)

9.                    Available—for-sale financial investments

(a)                            Movement in available-for-sales financial investments is as follow:

	2011	2010
	S/.(000)	S/.(000)

Beginning balance	30,813	18,296
Fair value change recorded in other comprehensive income	(8,739)	12,517

Ending balance	22,074	30,813

(b)                            Available-for-sale financial investments include the following:

	2011
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities — quoted Peruvian company	450	76	526
Equity securities — unquoted Peruvian company	8,399	13,149	21,548

Total	8,849	13,225	22,074

	2010
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities — quoted Peruvian company	450	441	891
Equity securities — unquoted Peruvian company	8,399	21,523	29,922

Total	8,849	21,964	30,813

During the period there were no reclassifications between quoted and unquoted investments.

The fair value of the listed shares is determined by reference to published price quotations in an active market. Cementos Lima S.A. shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Cementos Lima S.A. with a participation of 68.03% in its capital stock as of December 31, 2011 and 2010.  The only significant asset of SIA is its investment in Cementos Lima S.A. (which represents the 99% of the SIA´s total assets). SIA has no operations.

Notes to the consolidated financial statements (continued)

The fair value of SIA’s unlisted shares is calculated applying its 68.03% interest to the fair value of Cementos Lima S.A.´s shares, which are listed and quoted on the Lima Stock Exchange.

(c)                             The breakdown of the investments in equity securities held is as follows (number of shares):

	2011	2010

Cementos Lima S.A. (*)	256,624	18,500
Sindicato de Inversiones y Administración S.A. (SIA) (**)	4,825	4,825

(*)                      This represents 0.02% of its common shares.

(**)               This represents 1.21% of its common shares.

The movement of the number of shares as of December 31, 2011 is as follows:

2011

Beginning balance	18,500
Increase of shares due to changes in nominal amount (from S/.10 to S/.1 per share).	166,500
Issue of shares by capitalizations	71,624

Ending balance	256,624

These changes in the number of outstanding shares of Cementos Lima SA has not represent any change in the Group’s share of that investment.

Notes to the consolidated financial statements (continued)

10.                     Property, plant and equipment

(a)                       The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2010	60,610	30,222	188,222	203,895	409,636	29,502	84,665	24,240	5,053	122,360	1,158,405
Additions	1,524	61	2,213	—	18,910	194	12,713	1,267	—	92,226	129,108
Capitalized interests (d)	—	—	—	—		—	—	—	—	1,704	1,704
Disposals	—	—	—	(25)	(2,778)	(96)	(19,654)	(1,095)	(478)	(1,303)	(25,429)
Transfer	—	—	—	7,737	150,166	(2,835)	2,188	6,313	—	(163,569)	—

As of December 31, 2010	62,134	30,283	190,435	211,607	575,934	26,765	79,912	30,725	4,575	51,418	1,263,788
Additions	11,400	4,984	9,018	713	39,600	443	21,574	4,249	—	148,617	240,598
Disposals	(61)	—	(97)	—	(537)	(61)	(4,390)	(150)	—	(386)	(5,682)
Transfer	—	—	—	(781)	4,285	4	1,056	(1)	—	(4,563)	—

As of December 31, 2011	73,473	35,267	199,356	211,539	619,282	27,151	98,152	34,823	4,575	195,086	1,498,704

Accumulated depreciation
As of January 1, 2010	12,934	6,311	—	12,421	33,509	25,567	24,253	22,194	759	—	137,948
Additions	351	42	—	6,027	21,570	456	5,573	995	361	—	35,375
Disposals	—	—	—	(1)	(2,415)	(80)	(7,967)	(1,043)	(24)	—	(11,530)
Transfer	—	—	—	—	(69)	(2,041)	1	2,109	—	—	—

As of December 31, 2010	13,285	6,353	—	18,447	52,595	23,902	21,860	24,255	1,096	—	161,793
Additions	107	1,326	—	6,063	29,575	880	6,401	2,337	253	—	46,942
Disposals	—	—	—	—	(155)	(1,999)	(1,125)	(147)	—	—	(3,426)
Transfer	—	—	—	(15)	15	—	—	—	—	—	—

As of December 31, 2011	13,392	7,679	—	24,495	82,030	22,783	27,136	26,445	1,349	—	205,309

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2011	15,978	6,218	199,099	169,975	528,182	4,264	70,988	8,346	—	194,351	1,197,401

As of December 31, 2010	48,849	23,930	190,435	193,160	523,339	2,863	58,052	6,470	3,479	51,418	1,101,995

Notes to the consolidated financial statements (continued)

(b)                       Mining concessions mainly include acquisition costs by S/.44,103,000 related to zinc mine located in Bongara, department of Amazonas, Peru.  Mine development costs are mainly related to expenditures incurred in the development of such zinc mine.  Due to lowest zinc prices observed during 2011 and based on future management’s expectations of zinc prices, the Group decided recognize in the consolidated income statement a full impairment charge of approximately S/.95,994,000 related to the total net book value of the zinc mining unit which includes concession costs, development costs and related facilities and equipments.  According to the management´s expectation the recovery amount of this zinc mining unit is zero.  This zinc mine operation did not represent a separate major line of business.  See note 30 for Segment information.

(c)                        The carrying value of plant and equipment held under finance leases as of December 31, 2011 was approximately S/.92,228,000 (S/.95,729,000 as of December 31, 2010).  There were no additions under finance leases during the year 2011 (S/.32,834,000 in 2010).  Lease assets are pledged as security for the related finance lease liabilities.

(d)                       During 2010 the Group capitalized borrowing costs by S/.1,704,000 related with the construction of a new mill in Pacasmayo plant, which was financed by two specific loans (see Note 14) at rates of 5.19% and 7.17%.  During 2011 the borrowing costs incurred and related to eligible assets were not significant.

(e)                        As of December 31, 2011, the Group has assessed the use conditions of its long-term assets and did not find any indicator that these assets may be impaired.

11.                     Exploration and evaluation assets

(a)                       The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

S/.(000)

Cost
As of January 1, 2010	17,602
Additions (b)	12,086
Disposals	(410)

As of December 31, 2010	29,278
Additions	617

As of December 31, 2011	29,895

(b)                       It mainly includes exploration costs related to phosphates mining project, located in Bayovar, Province of Sechura, Department of Piura, developed by the subsidiary Fosfatos del Pacifico S.A.

Notes to the consolidated financial statements (continued)

12.                     Trade and other payables

This caption is made up as follows:

	2011	2010
	S/.(000)	S/.(000)

Trade payables	84,948	47,420
Remuneration payable	13,018	12,127
Third party commission related to sale of subsidiary shares	5,394	—
Dividends payable, note 16(g)	4,467	4,228
Board of Directors’ fees	4,426	14,631
Taxes and contributions	3,131	8,183
Interest payable	2,806	2,752
Advances from customers	2,477	1,631
Accounts payable to IPSA and its affiliates, note 25	230	208
Other accounts payable	7,588	4,397

	128,485	95,577

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Interest payable is normally settled monthly throughout the financial year.

13.                     Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2010	18,858	—	5,053	23,911
Additions	29,796	—	—	29,796
Unwinding of discount	—	—	228	228
Payments and advances	(22,695)	—	—	(22,695)
Decrease by mining concession sale	—	—	(478)	(478)

At December 31, 2010	25,959	—	4,803	30,762

Current portion	25,959	—	—	25,959
Non-current portion	—	—	4,803	4,803

Notes to the consolidated financial statements (continued)

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2011	25,959	—	4,803	30,762

Additions	29,477	6,000	106	35,583
Payments and advances	(26,742)	—	—	(26,742)

At December 31, 2011	28,694	6,000	4,909	39,603

Current portion	28,694	—	—	28,694
Non-current portion	—	6,000	4,909	10,909

	28,694	6,000	4,909	39,603

Workers’ profit sharing —

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management.  This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group.  Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan.  If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate.  As of December 31, 2011 the Group has recorded and expensed a liability for S/.6,000,000 related to this compensation.

Rehabilitation provision -

As of December 31, 2011 it corresponds to the provision for the future cost of rehabilitating the zinc mine site, located in the District of Yambrasbamba, Province of Bongara, Department of Amazonas. The provision has been created based on studies made by internal specialists.  Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates are reviewed regularly to take into account any material change to the assumptions.  However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.  Furthermore, the timing of rehabilitation is likely to depend on when the mine cease to produce at economically viable rates.  This, in turn, will depend upon future metal prices, which are inherently uncertain.

Based on estimates of closing mine expenditures, the Group registered an actualization of this liability as of December 31, 2011.  Management expects to incur these expenses in medium-term, refer note 10 (b). The Group believes that this liability is sufficient and according the current environmental protection laws approved by the Ministry of Energy and Mines

Notes to the consolidated financial statements (continued)

14.                     Interest-bearing loans and borrowings

This caption is made up as follows:

	Interest rate	Maturity	2011	2010
	%		S/.(000)	S/.(000)
Finance leases
Banco de Crédito del Perú (Notes 10(c) and 27)	5.19 and 7.17	2013/2016	60,708	92,823
Loans
BBVA Banco Continental	6.37, 6.64 y 7.01	Dec 29, 2018	202,200	—
BBVA Banco Continental	6.20	May 10, 2014	135,450	150,500
Banco de Credito del Peru	6.45	Apr 20, 2013	70,000	—
Banco de Credito del Peru	6.20	Mar 21, 2013	42,000	—
BBVA Banco Continental	6.41	Dec 14, 2013	41,000	—
BBVA Banco Continental	6.00	Jun 14, 2012	28,000	—
Banco de Credito del Peru	2.61	Mar 28, 2012	12,274	—
Banco de Credito del Peru	4.50	May 4, 2011	—	65,000

Debt issuance costs			(1,038)	(1,068)

			590,594	307,255

Less — current portion			139,048	121,585

Non-current portion			451,546	185,670

Finance leases with Banco de Credito del Peru at 5.19% and 7.17% -

According to the terms of these finance leases (incurred to install a cement mill, see note 10(c)), since March 2011, the Company has to comply with some financial restrictions: three of these are the same as the covenants of BBVA loan disclosed in the paragraph about “BBVA Banco Continental at 6.2%”, and the one additional is referred to the liabilities to equity ratio, which must be lower than 1 (based on the separate financial statements of Cementos Pacasmayo S.A.A. in accordance with IFRS).  In Management’s opinion, as of December 31, 2011 and 2010 the Company has complied with these financial restrictions.

Notes to the consolidated financial statements (continued)

The future minimum financial lease payments under finance leases contracts together with the present value of the minimum lease payments are as follows:

	2011		2010
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Within one year	43,032	40,473	46,952	41,832
After one year but no more than five years	21,688	20,235	55,193	50,991

Total minimum lease payments	64,720	60,708	102,145	92,823

Less — finance charges	(4,012)	—	(9,322)	—

Present value of minimum lease payments	60,708	60,708	92,823	92,823

Loan with BBVA Banco Continental (6.37%, 6.64% and 7.01%) -

In December 2011, the Company signed a Loan Agreement with BBVA Banco Continental for US$75,000,000 (equivalent to S/.202,200,000 approximately). The debt is due on December 2018 and accrues interest at an annual rate of 6.37 percent during the first year, 6.64% during the second year and 7.01% from the third year to the maturity date. This loan includes the following financial restrictions:

•                                The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

•                                The financial debt-to-EBITDA ratio must be lower than 3 times, during the term and in each ratio measurement date, calculated using the Company´s separate financial statements.

•                                The EBITDA-to-Debt Service ratio must be greater than 1.20 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the Company.

In Management’s opinion, as of December 31, 2011 the Company has complied with these financial restrictions.

Loan with BBVA Banco Continental at 6.20% -

The debt accrues interest at an annual rate of 6.20 percent, with maturities through May 2014 and includes the following financial restrictions:

•                                The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

Notes to the consolidated financial statements (continued)

•                                The EBITDA-to-financial debt ratio must be lower than 3.50 times, during the term and in each ratio measurement date, calculated using the Company’s consolidated financial statements.

•                                The EBITDA-to-Debt Service ratio must be greater than 1.50 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the issuer.

In the Management’s opinion, as of December 31, 2011 and 2010, the Company has complied with these financial restrictions.

In connection with all this long-term loans, the Company constituted a collateral trust to which it contributed substantially all of its assets at cement plant and its “Tembladera” quarry (both located in northern region of Peru). This loan is secured by these assets up to the amount of the debt.

Short-term and medium-term loans with Banco de Credito del Peru and BBVA Banco Continental -

These loans have maturities between 2012 and 2013, accrue interest at an annual rates between 6.00% and 6.45% (for the loans denominated in Nuevos Soles) and 2.61% (for the loan denominated in United States dollars). These loans were used for working capital, do not have restrictive covenants and are not secured.

Notes to the consolidated financial statements (continued)

15.                     Deferred income tax assets and liabilities

This caption is made up as follows:

	As of January 1, 2009	Income statement	Tax effect of available- for-sale investments	As of December 31, 2009	Income statement	Tax effect of available- for-sale investments	As of December 31, 2010	Income statement	Tax effect of available- for-sale investments	As of December 31, 2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Deferred assets
Impairment of zinc mining assets	—	—	—	—	—	—	—	28,830	—	28,830
Tax-loss carryforward	12,220	270	—	12,490	(12,490)	—	—	7,733	—	7,733
Provision for vacations	2,997	(270)	—	2,727	389	—	3,116	166	—	3,282
Effect of differences in the depreciation and amortization rates used for book purposes	2,267	(446)	—	1,821	442	—	2,263	(2,263)	—	—
Long-term incentive plan	—	—	—	—	—	—	—	1,800	—	1,800
Other	6,805	(2,202)	—	4,603	(2,345)	—	2,258	1,127	—	3,385
Total deferred income tax assets	24,289	(2,648)	—	21,641	(14,004)	—	7,637	37,393	—	45,030

Deferred liabilities
Effect of differences between book and tax bases of fixed assets	(107,783)	3,410	—	(104,373)	3,180	—	(101,193)	(3,643)	—	(104,836)
Effect of differences in the depreciation and amortization rates used for book purposes	(9,123)	(11,156)	—	(20,279)	(9,530)	—	(29,809)	4,269	—	(25,540)
Effect of available-for-sale investments	(1,519)	—	(1,317)	(2,836)	—	(3,754)	(6,590)	—	2,622	(3,968)
Other	(5,196)	(552)	—	(5,748)	(102)	—	(5,850)	289	—	(5,561)
Total deferred income tax liabilities	(123,621)	(8,298)	(1,317)	(133,236)	(6,452)	(3,754)	(143,442)	915	2,622	(139,905)
		(10,946)	(1,317)		(20,456)	(3,754)		38,308	2,622

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Accounting profit before income tax	103,848	327,214	218,578
At statutory income tax rate of 30%	31,154	98,164	65,573

Permanent differences
Dividends obtained from available-for-sale investments	(38)	(178)	(147)
Non-deductible expenses, net	7,263	6,119	5,144

At the effective income tax rate of 37% (2010 and 2009: 32%)	38,379	104,105	70,570

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2011, 2010 and 2009 are:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Consolidated income statement
Current	76,687	83,649	59,624
Deferred	(38,308)	20,456	10,946

Income tax expense reported in the income statements	38,379	104,105	70,570

The income tax recorded directly to other comprehensive income during the year 2011 is S/.2,622,000 (S/.3,754,000 during the year 2010, S/.1,317,000 during the year 2009).

As of December 31, 2011 and 2010, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2011 and 2010 the deferred income tax asset related to tax-loss carry forward was mainly determined by the subsidiary Fosfatos del Pacífico S.A. for approximately S/.4,931,000, the tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The remaining amount was determined mainly by the subsidiary Acuícola Los Paiches S.A.C. for approximately S/.2,580,000 and the tax losses related are available for 4 years since the date of it was generated. The amount of losses carried out is subject to the outcome of the reviews referred in note 27.  In 2010, the subsidiary Corianta S.A. fully used the tax-loss carry-forward generated as of January 1, 2010 amounting to S/.41,629,000.

16.                     Equity

(a)                       Share capital -

As of December 31, 2011 and 2010, share capital is represented by 419,977,479 authorized common shares, with a par value of one Nuevo Sol per share.  The capital stock is represented net of the par value of 1,200,000 treasury common shares acquired in 2008 by the subsidiary Distribuidora Norte Pacasmayo S.R.L.  The common shares representing the Company’s share capital are traded on the Lima Stock Exchange.

Notes to the consolidated financial statements (continued)

(b)                       Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares.  Investment shares also confer the holders thereof the right to:

(i)                          maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)                       increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)                    participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)                   redeem the investment shares in case of a merger and/or change of business activity of the Company.  As of December 31, 2011 and 2010 the Company had 49,575,341 subscribed and fully paid investment shares, with a par value of one Nuevo Sol per share.

(c)                        Treasury shares -

The values of treasury shares are presented by reducing shareholders’ equity. As of December 31, 2011 and 2010, this corresponds to 1,200,000 of the Company’s common shares acquired by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. In May 2010, the Company paid dividends to its Subsidiary for S/.110,000 in connection with this shares. (2009: S/.0).

(d)                       Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 percent of the capital.  This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(e)                        Available for-sale reserve -

This reserve records fair value changes on available-for-sale financial assets.

(f)                         Foreign currency translation reserve -

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of Zemex LLC.

Notes to the consolidated financial statements (continued)

(g)                        Dividends paid -

S/.(000)

Declared dividends during the year 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000
Dividends approved on October 10, 2011: S/.0.07454 per share	35,000

91,000
Declared dividends during the year 2010
Dividends approved on April 26, 2010: S/.0.09158 per share	43,000
Dividends approved on October 25, 2010: S/.0.06389 per share	30,000

73,000
Declared dividends during the year 2009:
Dividends approved on October 27, 2009: S/.0.05324 per share	25,000

As of December 31, 2011, dividends payable amount to S/.4,467,000 (December 31, 2010: S/.4,228,000, December 31, 2009: 4,195,000).

17.                     Sales of goods

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Cement, concrete and blocks	802,959	728,319	608,315
Steel rebar and building materials	143,334	96,072	71,952
Quicklime	45,859	57,695	60,489
Zinc calcine	2,818	15,961	15,811

	994,970	898,047	756,567

Notes to the consolidated financial statements (continued)

18.                     Cost of sales

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Consumption of miscellaneous supplies	211,146	160,271	115,590
Maintenance and third-party services	105,031	86,219	75,829
Personnel expenses, note 21 (c)	57,165	55,045	45,469
Change in products in process and finished goods	21,155	49,496	68,281
Shipping costs	60,731	46,147	32,622
Depreciation	37,996	29,502	27,124
Other manufacturing expenses	51,191	38,390	28,720
Costs of packaging	25,005	21,866	19,868
Provision for inventory obsolescence and impairment	—	381	569
Amortization	95	222	149
Recovery of provision for inventory obsolescence and impairment	—	(8,549)	(8,721)

	569,515	478,990	405,500

19.                     Administrative expenses

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	84,266	73,431	61,253
Third-party services	86,641	52,317	47,372
Board of Directors compensation	5,394	15,221	7,600
Depreciation	8,946	5,873	5,154
Taxes	2,785	4,044	3,458
Consumption of supplies	3,098	3,786	3,753
Donations	3,733	2,698	3,003
Environmental expenditures, note 27	737	636	1,075
Amortization	596	691	275

	196,196	158,697	132,943

Notes to the consolidated financial statements (continued)

20.                     Selling and distribution expenses

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	10,145	8,335	6,739
Advertising and promotion	8,402	5,202	5,038
Third-party services	1,185	825	616
Transportation	204	538	1,532
Provision for doubtful accounts	—	—	65
Other	3,771	1,601	3,123

	23,707	16,501	17,113

21.                     Employee benefits expenses

(a)                       Employee benefits expenses are made up as follow:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Wages and salaries	80,892	70,363	59,423
Workers ‘profit sharing (b)	29,477	29,796	21,412
Severance payments	18,324	13,651	10,941
Legal bonuses	10,426	9,815	9,175
Vacations	9,461	9,192	7,621
Training	116	1,108	980
Others	2,880	2,886	3,909

	151,576	136,811	113,461

(b)                       A portion of the workers´profit sharing for the year 2011 by S/.4,788,000 is related with the sale of a non-controlling equity interest in the subsidiary Fosfatos del Pacífico S.A.  The gain from the sale of that interest was recorded in equity.

(c)                        Employee benefits expenses are allocated as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Cost of sales, note 18	57,165	55,045	45,469
Administrative expenses, note 19	84,266	73,431	61,253
Selling and distribution expenses, note 20	10,145	8,335	6,739

	151,576	136,811	113,461

Notes to the consolidated financial statements (continued)

22.                     Other operating income, net

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Income from lease of mining concession, (a)	—	5,334	13,680
Net gain on disposal of property, plant and equipment	203	157	83
Sales of miscellaneous supplies and laboratory tests	1,757	3,182	2,789
Recovery of expenses	2,522	2,993	1,020
Write-off of intangible assets	—	(1,363)	—
Reversal of provision for closure of mining concession	—	478	—
Income from land rental and office lease, note 25	442	441	483
Income from management and administrative services provided to Parent company, note 25	376	360	373
Income for recovery of restricted funds of Zemex LLC	—	—	3,167
Other minor less than S/.200,000, net	4,038	5,079	4,062

	9,338	16,661	25,657

(a)                       On March 29, 2010, the subsidiary Corianta S.A. completed the sale of the mining concession and other assets related to Mina Raul business unit, that included land and copper mining concessions, with a book value of S/.2,537,000. This sale was made to Compañía Minera Condestable S.A.A. (Condestable), a third-party, in free market conditions, obtaining as a result of this sale a net gain for approximately S/.75,887,000.

Before this sale, the Group received income lease from these assets amounted S/.5,334,000 and S/.13,680,000 during 2010 and 2009, respectively.

23.                     Finance income

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Interest on deposits	2,562	1,797	973
Dividends received	126	592	490
Interests on accounts receivable	—	467	425
Interest on loans granted to Parent company, note 25	7	421	—

	2,695	3,277	1,888

Notes to the consolidated financial statements (continued)

24.                     Finance costs

This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Interest on loans and borrowings	14,229	9,662	13,308
Finance charges under finance leases	4,441	4,529	3,450
Other	443	619	1,875

Total interest expense	19,113	14,810	18,633
Discount rate adjustment of rehabilitation provision	106	228	201

Total finance costs	19,219	15,038	18,834

25.                     Related party disclosure

Transactions with related entities -

During the years 2011, 2010 and 2009, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Income
Income from land rental services	284	291	310
Income from office lease	158	150	173
Fees for management and administrative services	376	360	373
Interest on loans	7	421	—

Other transactions
Loan provided to IPSA	6,965	28,553	—
Loan obtained from IPSA	6,700	—	—

As a result of these transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of December 31, 2011 and 2010:

	2011		2010
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	170	14	421	—
Other	252	216	162	208

	422	230	583	208

Notes to the consolidated financial statements (continued)

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. There have been no guarantees provided or received for any related party receivables or payables.  Outstanding balances are interest free. For the year ended as of December 31, 2011 and 2010, the Group has not recorded any allowance for doubtful accounts relating to amounts owed by relating parties.  This assessment is undertaken each financial year by examining the financial position of the related party.

In February 2011, the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.6,965,000 with annual interest rate of 6 percent.  This loan was collected in February and March 2011.  In March 2010 the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.28,553,000 with annual interest rate of 6 percent.  This loan was collected in December 2010.  The income interest generated from this loan amounted to S/.421,000.

Compensation of key management personnel of the Group -

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.31,918,000 during the 2011 period (S/.29,487,000 and S/.19,806,000 during the 2010 and 2009, respectively). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.                     Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to common shares and investment shares of the parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2011, 2010 and 2009.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the parent	67,694	223,219	147,768

	2011	2010	2009
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	468,352	468,352	468,352

Notes to the consolidated financial statements (continued)

There have been no other transactions involving common shares and investment shares between the reporting date and the date of completion of these financial statements.

	2011	2010	2009
	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.14	0.48	0.32

27.                     Commitments and contingencies

Operating lease

As of December 31, 2011 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones Pacasmayo S.A.  This lease is annually renewable, and provide an annual rent of S/.284,000 (2010: S/.291,000, 2009: S/.310,000).

As lessee, the Group does not hold any long-term lease agreement as of December 31, 2011 and 2010.

Capital commitments

As of 31 December 2011, the Group had the following main commitments:

•                                Completion of construction of diatomite bricks plant by S/.2,693,000.

•                                Expansion of the cement plant located in the Northeast of Peru by S/.7,752,000

•                                Construction of vertical furnaces in the plant located in the North of Peru by S/.2,613,000.

•                                The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.

•                                Commitment for development of brine Project up to US$100,000,000.In connection with this commitment, as of December 31, 2011 the Group has made contributions for US$4,598,000, see note 1

Others commitments

•                                Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production, see note 1.

Purchase option

Carbon -

In December 2009 and February 2010, the Group entered into agreements to carry out exploration activities in a coal concessions held by third parties.  Under the terms of the agreements, the Group has the option to acquire the concessions for an aggregate purchase price of US$5,500,000.  In October 2011 the Group exercised one of its purchase options through the payment of US$4,500,000, which is included in mining concessions in property, plant and equipment caption.  As of December 31, 2011 the Group maintains purchase options by US$1,000,000 which expires on April 2014, the Group already paid US$222,000 as of the date.  At any point in time, the Group may cancel the agreement without penalty.

Notes to the consolidated financial statements (continued)

Other minerals -

In June 2011 the Group paid US$350,000 for subscription of a purchase option to acquire a 51 percent interest of a company which owns certain mining concessions and it is located in Uruguay.  To exercise the option, the Group should pay US$738,000 in a first disbursements phase for the exploration of the project and if the Group decided to enter into the second phase should payUS$1,412,000.  These amounts should be paid within two years from the fulfillment of certain conditions.  If the Group decides to execute the option, to acquire the shares of the company mentioned above, the Group will have to pay US$4,000,000.

Put and Call options

According to the shareholders´s agreement subscribed between the Company and MCA, see note 1, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company at the lower of (i) the book value of such shares and (ii) the fair market value of such shares, but in no event less than US$0.01 (the “Put Price”).  At the same time, in case of occurrence a deadlock situation or unexpected event, the Company has the option to require MCA to sell all or a portion of the Fosfato´s shares at the higher of (i) the book value of such shares or (ii) the fair market value of such shares, but in no event shall such price be less than $0.01 (the “Call Price”).

According with this agreement, MCA has no restrictions on sale its non-controlling interest during any time to third parties, and the only additional requirement to have the call or put option is to have at least the 15% of interest in Fosfatos.

Mining royalty

Third parties

Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary Corianta S.A. made its operations (before the merger explained in Note 1, this obligation was for Corianta S.A.). This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.824,000, S/.875,000 and S/.872,000 for the years 2011, 2010 and 2009, respectively.

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government,Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, , the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.392,000 for the year ended December 31, 2011 (zero for 2010).

Notes to the consolidated financial statements (continued)

Peruvian government

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Management and its legal counsel believe that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose with mining royalties tax on non-mining activities, which is not according with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy asking to repeal the regulation of mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.  Management and its legal counsel believe that the Group has strong legal arguments that support its position and a high probability of obtaining a favorable outcome in this process.

As a result, the Group had recognized and paid a mining royalty for the last quarter of 2011 according to the provisions of the Mining Royalty Law, as interpreted by management and its legal and tributaries counsels.

If the Group would not obtain a favorable outcome in this process, and considering a literal application of this regulation, the royalty expense for the period from October to December 2011 would have been S/.1,730,000 (net of the related income tax)instead of S/.78,000 (net of the related income tax) recorded on the financial statements for such period.

Mining royalty expense paid to the Peruvian Government for the years 2011, 2010 and 2009 amounted to S/.291,000 S/.230,000 and S/.188, 000, respectively, and recorded in the consolidated income statement.

Notes to the consolidated financial statements (continued)

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open to review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2007-2008/2010-2011	2007-2011
Cementos Selva S.A.	2007/2009-2011	2007/2009-2011
Distribuidora Norte Pacasmayo S.R.L.	2007-2011	2007-2011
Empresa de transmisión Guadalupe S.A.C.	2007-2011	2007-2011
Fosfatos del Pacífico S.A.	2009-2011	2009-2011
Salmueras Sudamericanas S.A.	2011	2011

Up to date, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2011 and 2010.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediations -

Law No. 28271 regulates environmental liabilities in mining activities.  This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented preliminary environmental studies (PES), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining units.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EAMP presented by the Group for its mining units and exploration projects.  A detail of plans approved is presented as follows:

			Year of	Program	Year expense
Project unit	Resource	Resolution Number	approval	approved	2011	2010	2009
					S/.(000)	S/.(000)	S/.(000)
Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	395	106	204
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	228	323	482
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	90	138	213
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	24	—	—
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	—	69	176

					737	636	1,075

The Group incurs environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.737,000during 2011 (2010: S/.636,000, 2009: S/.1,075,000), are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19.  As of December 31, 2011 and 2010, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2011, the Group maintains a provision for closure of mining units and exploration projects amounting to S/.4,909,000 (2010: S/.4,803,000). The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.1,644,000.  Of this amount, S/.1,223,000 corresponded to a tax originated by the import of coal and S/.421,000 corresponded to labor claims from former employees. Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2011 and 2010.

Notes to the consolidated financial statements (continued)

28.                     Financial risk management, objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations.  The Group has cash and short-term deposits and trade and other receivables that arise directly from its operations.  The Group also holds available-for-sale financial investments.

The Group is exposed to market risk, credit risk and liquidity risk.

The Group’s senior management oversees the management of these risks.  The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group.  The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk -

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the position as of December 31, 2011 and 2010.

The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant as of December 31, 2011.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2011 and 2010 all of the Group’s borrowings are at a fixed rate of interest; consequently, we will not disclose interest rate sensitivity because the Group had no floating rates loans as of December 31, 2011 and 2010.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group does not hedge its exposure to the currency risk.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Group’s profit before income tax (due to changes in the fair value of monetary assets and liabilities).

Notes to the consolidated financial statements (continued)

2011 U.S. Dollar	Change in US$ rate	Effect on profit before tax
	%	S/.(000)

	+5	2,358
	+10	4,716
	-5	(2,358)
	-10	(4,716)

2010 U.S. Dollar	Change in US$ rate	Effect on profit before tax
	%	S/.(000)

	+5	(3,350)
	+10	(6,699)
	-5	3,350
	-10	6,699

Commodity price risk -

The Group is affected by the volatility of certain commodities.

Its operating activities require a continuous supply of coal.  The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 2-month forecast about the required coal supply, the Group signs fixed - price agreements every two months.

In connection with sales of zinc calcine, during the last 2 years such sales were made on fixed price agreements, which were in force until 2011.

Commodity price sensitivity

The following table shows the effect of price changes from coal:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)
2011
	+10	(1,256)
	-10	1,256

2010
	+10	(1,024)
	-10	1,024

Equity price risk -

The Group’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.  The Group’s Board of Directors reviews and approves all equity investment decisions.

Notes to the consolidated financial statements (continued)

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.22,074,000. A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.2,244,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged.  An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.  The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.  Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment.  Outstanding customer receivables are regularly monitored and in specific cases are covered by letters of credit.  At December 31, 2011, the Group had 6 customers (2010: 10 customers) that owed the Group more than S/.15,000,000 and accounted for approximately 32% (2010: 45%) for all receivables owing.  There were 18 customers (2010: 17 customers) with balances greater than S/.700,000 each and accounting for just over 63% (2010:61%) of the total amounts receivable.

The requirement for an allowance for doubtful account is analyzed at each reporting date on an individual basis for major clients.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.  Counterparty credit limits are reviewed by the Group’s Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management.  The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.  The Group’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 6.

Notes to the consolidated financial statements (continued)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts.  Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2011
Interest-bearing loans and borrowings	—	29,599	109,450	451,545	590,594
Future interests	—	7,469	23,733	58,222	89,425
Trade and other payables	230	115,361	9,763	—	125,354

As of December 31, 2010
Interest-bearing loans and borrowings	—	75,458	46,126	185,671	307,255
Future interests	—	3,882	10,721	16,683	31,286
Trade and other payables	8,038	70,643	8,713	—	87,394

Capital management -

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.  To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2011 and December 31, 2010.

Notes to the consolidated financial statements (continued)

29.                     Fair value of financial instruments

Set out below is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
	2011	2010	2011	2010
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and short-term deposits	363,279	154,493	363,279	154,493
Trade and other receivables	46,131	35,607	46,131	35,607
Available-for- sale financial investments	22,074	30,813	22,074	30,813

Call options	—	—	—	—

Total	431,484	220,913	431,484	220,913

Financial liabilities
Trade and other payables	125,354	87,394	125,354	87,394
Financial obligations :
Obligations under finance leases	60,708	92,823	58,799	89,893
Loans at fixed rates	529,886	214,432	472,870	203,750

Total	715,948	394,649	657,023	381,037

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

•                                Cash and short-term deposits and trade and other receivables, approximate their carrying amounts largely due to the short-term maturities of these instruments.

•                                Fair value of interest-bearing loans and borrowings is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•                                Fair value of available-for-sale investments is derived from quoted market prices in active markets.

Notes to the consolidated financial statements (continued)

•                                Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.  The Group only has one unquoted available-for-sale financial investment which corresponds to SIA shares.  SIA is the main stockholder of Cementos Lima S.A. (a Peruvian publicly traded entity) with an interest of 68.01%.  SIA does not have other assets or activities.  The fair value of SIA’s unlisted shares is calculated applying its 68.01% interest to the fair value of Cementos Lima S.A.’s shares, which is determined based on the quoted price of these shares on the Lima Stock Exchange.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques (no observable market value).

As of 31 December 2011 and 2010, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	2011	2010
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	526	891
Level 2	21,548	29,922
Level 3	—	—

Total	22,074	30,813

During the reporting period ending December 31, 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

Notes to the consolidated financial statements (continued)

30.                     Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

•                                Production and marketing of cement, concrete and blocks in the northern region of Peru.

•                                Sale of construction supplies in the northern  region of Peru.

•                                Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each  business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segmentos	Total revenue	Gross margin	Net gain on sale of land and mining concession	Provision for impairment of zinc mining assets	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	Gain from exchange difference, net	Profit before income tax	Income tax	Profit for the period
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2011
Cement, concrete and blocks	802,959	2,497	805,456	408,760	—	—	8,530	(168,220)	(19,682)	(19,389)	4,770	1,212	215,981	(79,820)	136,161
Construction supplies	143,334	5,822	149,156	4,471	—	—	664	(4,814)	(2,479)	(186)	92	61	(2,191)	810	(1,381)
Quicklime	45,859	—	45,859	12,106	—	—	401	(10,310)	(730)	(1,132)	74	83	492	(182)	310
Other	2,818	2,519	5,337	118	—	(95,994)	(257)	(12,852)	(816)	(953)	200	120	(110,434)	40,813	(69,621)
Adjustments and eliminations	—	(10,838)	(10,838)	—	—	—	—	—	—	2,441	(2,441)	—	—	—	—

Consolidated	994,970	—	994,970	425,455	—	(95,994)	9,338	(196,196)	(23,707)	(19,219)	2,695	1,476	103,848	(38,379)	65,469

2010
Cement, concrete and blocks	728,319	2,722	731,041	398,350	—	—	14,534	(128,255)	(13,526)	(13,727)	4,968	2,209	264,553	(84,174)	180,379
Construction supplies	96,072	—	96,072	2,804	—	—	207	(2,509)	(1,798)	(113)	53	63	(1,293)	411	(882)
Quicklime	57,695	—	57,695	20,944	—	—	1,073	(13,741)	(501)	(1,792)	490	141	6,614	(2,102)	4,512
Other	15,961	—	15,961	(3,041)	75,887	—	847	(14,192)	(676)	(2,206)	566	155	57,340	(18,240)	39,100
Adjustments and eliminations	—	(2,722)	(2,722)	—	—	—	—	—	—	2,800	(2,800)	—	—	—	—

Consolidated	898,047	—	898,047	419,057	75,887	—	16,661	(158,697)	(16,501)	(15,038)	3,277	2,568	327,214	(104,105)	223,109

2009
Cement, concrete and blocks	608,315	687	609,002	332,201	—	—	5,165	(114, 331)	(14,546)	(17,529)	4,959	8,948	204,867	(66,182)	138,685
Construction supplies	71,952	—	71,952	2,194	—	—	—	(1,329)	(1,540)	—	—	133	(542)	173	(369)
Quicklime	60,489	—	60,489	22,826	—	—	—	(11,965)	(856)	(4,203)	—	—	5,802	(1,857)	3,945
Other	15,811	—	15,811	(6,154)	—	—	20,492	(5,318)	(171)	(254)	81	(225)	8,451	(2,704)	5,747
Adjustments and eliminations	—	(687)	(687)	—	—	—	—	—	—	3,152	(3,152)	—	—	—	—

Consolidated	756,567	—	756,567	351,067	—	—	25,657	(132,943)	(17,113)	(18,834)	1,888	8,856	218,578	(70,570)	148,008

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation and amortization	Recovery (provision) of inventory impairment and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2011
Cement, concrete and blocks	1,632,113	—	1,632,113	891,282	191,356	(42,316)	—
Construction supplies	12,741	—	12,741	14,279	22	(854)	—
Quicklime	139,855	—	139,855	5,896	6,377	(2,447)	—
Other	178,259	22,074	200,333	—	43,460	(1,325)	—

Consolidated	1,962,968	22,074	1,985,042	911,457	241,215	(46,942)	—

2010
Cement, concrete and blocks	1,206,445	—	1,206,445	558,153	96,579	(31,378)	(381)
Construction supplies	9,773	—	9,773	10,103	35	—	—
Quicklime	179,318	—	179,318	22,569	12,216	(4,539)	—
Other	160,662	30,813	191,475	2,891	36,143	(371)	8,549

Consolidated	1,556,198	30,813	1,587,011	593,716	144,973	(36,288)	8,168

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.16,378,000, S/.36,213,000 and S/.44,623,000 in 2011, 2010 and 2009, respectively.

Capital expenditure consists of the following: (i) S/.241,215,000 invested from cash flows in 2011  (S/.112,139,000 in 2010 and S/.77,284,000 in 2009), corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets; and (ii) non-cash activities of S/.32,834,000 in 2010 and S/.48,952,000 in 2009, corresponding to a finance lease to acquire equipment.  During 2011 there were no long-term assets purchases under finance leases. Inter-segment revenues are eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets

As of December 31, 2011 corresponds to the available-for-sale investments caption for approximately S/.22,074,000 (S/.30,813,000 as of December 31, 2010 and S/.18,296,000 as of December 31, 2009) which is not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

All non-current assets are located in Peru, except for a land of Zemex LLC. amounting to S/.2,312,000 that is located in United States Of America (its only non-current asset).  Non-current assets for this purpose consist of property, plant and equipment, exploration and evaluation assets and other assets.

31.                     Subsequent events

In Board of Directors´Meeting held on January 6, 2012 directors agreed in issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC.  As a consequence, on February 7, 2012, the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total net proceeds of US$219,400,000.   The total outstanding common shares as of the date of this report is 519,977,479 shares.