Form 20-F
period 2012-12-31
CEMENTOS PACASMAYO SAA
filed 2013-04-30
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012 OR

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

Javier Durand, Esq., General Counsel

Tel. +51-1-317-6000

Calle La Colonia 150

Urb. El Vivero-Lima, Peru

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

At December 31, 2012	531,461,479 common shares 50,503,341 investment shares

Note: At April 25, 2013, 531,461,749 common shares and 50,503,341 investment shares were outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒ Note: Registrant not subject to such filing requirements for the past 90 days.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files)    Yes  ☐    No  ☐ Note: Not required for Registrant.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐.

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

1

PART I

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

In this annual report, we present Adjusted EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data”

We have translated some of the nuevos soles amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.55 to US$1.00, which was the exchange rate reported on December 31, 2012, by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information from the following sources: the Central Bank of Peru (Banco Central de Reserva del Perú); the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”); the Association of Cement Producers in Peru (Asociación de Productores de Cemento, or “ASOCEM”); the Ministry of Housing, Construction and Sanitation; ADUANET, a website administered by the Peruvian Tax Superintendency (Superintendencia Nacional de Administración Tributaria, or “SUNAT”); the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); the Global Competitiveness Index prepared by the World Economic Forum; and the U.S. Geological Survey, a U.S. government science organization. We believe these estimates to be accurate as of the date of this annual report.

Forward-Looking Statements

This annual report contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information – D. Risk factors,” which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

•	general economic, political and social risks inherent to conducting business in Peru;

•	exchange rates, inflation and interest rates;

•	the entry of new competitors into the market we serve;

•	construction activity levels, particularly in the northern region of Peru;

•	private investment and public spending in construction projects;

•	unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru;

•	availability and prices of energy, admixtures and raw materials;

•	changes in the regulatory framework, including tax, environmental and other laws;

•	the successful expansion of our production capacity;

•	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

•	our ability to maintain and expand our distribution network;

•	our ability to retain and attract skilled employees;

•	our ability to develop successfully the phosphate rock and brine deposits in our fields;

•	our ability to obtain financing for our phosphate and brine projects; and

•	other factors discussed under “Item 3. Key Information––D. Risk Factors.”

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

The following selected financial data as of and for the years ended December 31, 2009, 2010, 2011 and 2012 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2009	2010	2011	2012	2012
	(in millions of S/., except share and per share data)				(in millions of US$, except per share data)(1)
Income Statement Data:
Sales of goods	S/.756.6	S/.898.0	S./995.0	S./1,169.8	US$	458.7
Cost of sales	(405.5)	(479.1)	(569.5)	(713.0)		(279.6)

Gross profit	351.1	419.1	425.5	456.8		179.1
Operating income (expenses):
Selling and distribution expenses	(17.1)	(16.5)	(23.7)	(30.9)		(12.1)
Administrative expenses	(132.9)	(158.7)	(196.2)	(203.1)		(79.6)
Net gain on sale of land and mining concession(2)	—	75.9	—	—
Impairment of zinc mining assets(3)	—	—	(96.0)	—
Other operating income, net	25.7	16.6	9.3	7.7		3.0

Total operating expenses, net	(124.4)	(82.7)	(306.6)	(226.3)		(88.7)
Operating profit	226.7	336.4	118.9	230.5		90.4
Other income (expenses):
Finance income	1.9	3.3	2.7	23.3		9.1
Finance costs	(18.8)	(15.0)	(19.2)	(23.8)		(9.3)
Gain from exchange difference, net	8.9	2.6	1.5	(0.7)		(0.3)

Total other expenses, net	(8.1)	(9.2)	(15.0)	(1.2)		(0.5)
Profit before income tax	218.6	327.2	103.9	229.3		89.9

Income tax expense	(70.6)	(104.1)	(38.4)	(73.7)		(28.9)

Profit for the year	S/.148.0	S/.223.1	S/.65.5	S/.155.6	US$	61.00
Profit per share	S/.0.32	S/.0.48	S/.0.14	S/.0.28	US$	0.11
Number of shares outstanding(4)	468,352,820	468,352,820	468,352,820	581,964,820
Dividends per share	S/.0.053	S/.0.155	S/.0.194	S/.0.089	US$	0.035

	As of December 31,
Balance Sheet Data:	2009	2010	2011	2012	2012
	(in millions of S/.)				(in millions of US$)(1)
Current assets
Cash and term deposits	S/.111.7	S/.154.5	S/.363.3	S/.473.8	US$	185.8
Trade and other receivables	38.0	36.4	78.4	69.4		27.2
Income tax prepayments	2.3	0.5	0.7	21.5		8.4
Inventories	123.4	160.3	206.1	278.1		109.1
Prepayments	9.2	11.0	11.6	10.6		4.2
Assets classified as held for sale	2.5

Total current assets	287.1	362.7	660.1	853.4		334.7

Non-current assets
Other receivables	35.4	50.9	29.1	36.1		14.2
Available-for-sale financial investments	18.3	30.8	22.1	34.9		13.7
Property, plant and equipment	1,020.5	1,102.0	1,197.4	1,394.8		547.0
Exploration and evaluation assets	17.6	29.3	29.9	49.5		19.4
Deferred income tax assets	21.6	7.6	7.8	13.4		5.3
Other assets	1.9	3.7	1.4	1.2		0.5

Total non-current assets	1,115.3	1,224.3	1,287.7	1,529.9		600.1

Total assets	1,402.4	1,587.0	1,947.8	2,383.3		934.8

Current liabilities
Trade and other payables	89.9	95.6	128.5	132.8		52.2
Interest-bearing loans and borrowings	88.8	121.6	139.0	22.9		9.0
Income tax payable	3.5	16.6	12.9	0.1		—
Provisions	19.3	26.0	28.7	24.0		9.5

Total current liabilities	201.5	259.8	309.1	179.8		70.7

Non-current liabilities
Interest-bearing loans and borrowings	228.6	185.7	451.5	192.5		75.5
Other non-current provisions	4.6	4.8	10.9	16.6		6.5
Deferred income tax liabilities	133.2	143.4	102.7	100.3		39.3

Total non-current liabilities	366.4	333.9	565.1	309.4		121.3

Total liabilities	567.9	593.7	874.2	489.2		192.0

Equity:
Capital stock	418.8	418.8	418.8	531.4		208.4
Investment shares	49.6	49.6	49.6	50.5		19.8
Additional paid-in capital	—	—	—	558.5		219.0
Legal reserve	53.4	74.1	90.5	105.2		41.3
Other components of equity	5.8	14.4	8.0	16.7		6.5
Retained earnings	306.1	435.7	473.7	570.9		223.9
Non-controlling interests	0.8	0.7	33.0	60.9		23.9

Total equity	834.5	993.3	1,073.6	1,894.1		742.8

Total liabilities and equity	S/.1,402.4	S/.1,587.0	S/.1,947.8	S/.2,383.3	US$	934.8

	As of and for the year ended December 31,
	2009	2010	2011	2012	2012
	(in millions of S/.,except percentage and operating data)				(in millions of US$)(1)
Other Financial Information:
Net working capital(5)	85.6	102.9	351.0	673.6	264.0
Capital expenditures(6)	63.5	98.0	240.6	248.2	97.3
Depreciation and amortization	32.7	36.3	47.5	48.0	18.8
Net cash flow provided by operating activities	165.8	179.6	132.3	99.7	39.1
Net cash flow used in investing activities	(76.0)	(19.3)	(239.2)	(667.4)	(261.7)
Net cash flow provided by (used in) financing activities	0.6	(115.4)	316.0	273.7	107.3
Adjusted EBITDA(7)	259.4	296.7	267.2	278.5	109.2
Adjusted EBITDA margin(8)	34.3%	33.0%	26.9%	23.8%	23.8%
Operating Data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo	1,900	2,900	2,900	2,900
Rioja	190	200	200	200

Total	2,090	3,100	3,100	3,100
Clinker:
Pacasmayo	1,300	1,300	1,300	1,500
Rioja	200	200	200	200

Total	1,500	1,500	1,500	1,700
Quicklime
Pacasmayo	110	240	240	240
Production (thousand metric tons):
Cement:
Pacasmayo	1,386	1,615	1,751	2,053
Rioja	159	196	195	200

Total	1,545	1,811	1,946	2,253
Clinker:
Pacasmayo	998	1,118	1,160	1,209
Rioja	130	160	155	159

Total	1,128	1,278	1,315	1,368
Quicklime
Pacasmayo	118	127	90	101

(1)	Calculated based on an exchange rate of S/.2.55 to US$1.00 as of December 31, 2012.
(2)	Relates to our sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer.
(3)	Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices, we recorded an impairment with respect to our zinc mining assets in 2011.
(4)	Data for 2010 and 2011 does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries and sold in 2012.
(5)	Represents current assets minus current liabilities.
(6)	Represents expenditures for the purchase of property, plant and equipment.
(7)	Adjusted EBITDA for 2010 excludes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions referred to in note 2 above. Adjusted EBITDA for 2011 excludes a S/.96.0 million non-cash impairment with respect our zinc mining assets referred to in note 3 above, and excludes mandatory workers’ profit sharing expenses of S/.4.8 million related to the sale of a minority equity interest in our subsidiary Fosfatos del Pacífico S.A. (“Fosfatos”) to an affiliate of Mitsubishi Corporation & Co., Ltd (“Mitsubishi”). For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit, see “Non-GAAP Financial Measure and Reconciliation” below.
(8)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net sales.

Non-GAAP Financial Measure and Reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, depreciation and amortization, and minus finance income and gain from exchange difference, net. Adjusted EBITDA for 2010 excludes a gain from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. Adjusted EBITDA for 2011 excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices, as well as and mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, because accordance with IFRS, the gain from our sale of an interest in Fosfatos has been recorded as equity on our balance sheet as of December 31, 2011. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes.

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

The following table sets forth the reconciliation of our profit to Adjusted EBITDA:

	Year ended December 31,
	2010	2011	2012	2012
	(in millions of S/.)			(in millions of US$)(1)
Profit	S/.223.1	S/.65.5	S/.155.6	US$	61.0
Finance income	(3.3)	(2.7)	(23.3)		(9.1)
Finance costs	15.0	19.2	23.8		9.3
Gain from exchange difference, net	(2.6)	(1.5)	0.7		0.3
Income tax expense	104.1	38.4	73.7		28.9
Depreciation and amortization	36.3	47.5	48.0		18.8

EBITDA	372.6	166.5	278.5		109.2
Net gain on sale of land and mining concessions	(75.9)	—			—
Impairment of zinc mining assets	—	96.0	—		—
Workers’ profit sharing expenses related to the sale of an interest in Fosfatos	—	4.8	—		—

Adjusted EBITDA	S/.296.7	S/.267.2	S/.278.5	US$	109.2

(1)	Calculated based on an exchange rate of S/.2.55 to US$1.00 as of December 31, 2012.

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

	High	Low	Average(1)	Period end
2008	3.157	2.693	2.941	3.140
2009	3.259	2.852	3.006	2.890
2010	2.883	2.787	2.826	2.809
2011	2.833	2.694	2.755	2.696
2012	2.709	2.550	2.639	2.550
October 2012	2.602	2.578	2.588	2.592
November 2012	2.616	2.579	2.599	2.579
December 2012	2.581	2.550	2.567	2.550
January 2013	2.578	2.540	2.552	2.578
February 2013	2.586	2.567	2.578	2.586
March 2013	2.604	2.585	2.594	2.589
April 2013 (through April 25)	2.624	2.577	2.591	2.624

Source: SBS

(1)	Based on the exchange rate on the last day of each month during the year, except in the case of monthly data, which is based on daily exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty and unemployment, and social conflicts with local communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

Political developments in Peru could adversely affect our operations.

Our financial condition and results of operations may be adversely affected by changes in Peru’s political situation to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment.

Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. Despite Peru’s ongoing economic growth and stabilization, social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation or nationalization of private assets and property, suspension of the enforcement of creditors’ rights or new taxation policies. These policies could adversely and materially affect the economy and our business.

Peru’s current president, Ollanta Humala of the Gana Perú political coalition, has been in office since July 28, 2011. The election of President Humala initially generated a climate of political and economic uncertainty. However, President Humala’s administration ratified Julio Velarde to continue in his role as president of the Central Reserve Bank of Peru and appointed Luis Castilla, the Vice-Minister of Treasury under the previous administration, as Minister of Economy and Finance. In his first year in office, President Humala has substantially maintained the moderate economic policies of former president Alan García, whose administration was characterized by business-friendly and open-market economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels. However, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

In addition, because in the most recent election for congress no single party obtained a clear majority, government gridlock and political uncertainty may occur. We cannot provide any assurances that political or social developments in Peru, over which we have no control, will not have an adverse effect on Peru’s economic situation and on our business, results of operations, financial condition and ability to repay the notes.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, a depreciation of the nuevo sol could increase, in terms of nuevos soles, certain of our production costs. Substantially all of our revenues are denominated in nuevos soles. However, certain of our expenses, such as the purchase of coal and electricity, are denominated in U.S. dollars. In 2012, approximately 43% of our costs of sales were denominated in U.S. dollars.We currently do not hedge our foreign currency risk exposure. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

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

Peru, like some other countries in Latin America, experienced periods of hyperinflation in the 1980s and high inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2008-2012 of 3.3% as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial condition and results of operations.

The Peruvian government from time to time implements changes to tax regulations. Any such changes may result in increases to our overall tax burden, which would negatively affect our profitability. On September 29, 2011, the Peruvian government amended the Mining Royalty Law (Ley de la Regalía Minera) to increase taxation on metallic and non-metallic mining activities in Peru, which has adversely affected our results of operations beginning October 1, 2011. According to this amendment, companies engaged in mining activities in Peru are required to pay mining royalty taxes on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case during the applicable quarter. Our future mining royalty tax payments will depend on our operating profit, operating profit margin and net sales. We cannot assure you that the Peruvian government will not implement additional changes to tax regulations in the future, or adopt interpretations of the tax laws and regulations that are different from our interpretations, which could adversely affect our business, financial condition and results of operations.

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

The cement market in Peru is competitive and is currently served mainly by three principal groups which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market that a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while the two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes. We estimate that in 2012 auto-construcción accounted for approximately 57% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration in economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru will have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2012 approximately 26% of our cement sales were derived from private construction (other than auto-construcción) and 17% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

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

Energy represents a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2012, the cost of energy represented approximately 33.5% of our cement production costs. We use a substantial amount of coal as a source of fuel in our production process. We purchase anthracite coal from domestic suppliers and import bituminous coal from suppliers primarily in Colombia, in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo facility through December 2020. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, burn furnace slag and iron that we obtain from third parties. In 2012, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 15.7%, compared to 16.5% in 2011. In 2012, due to an increase in demand for cement and the corrective maintenance of our principal kiln, we began using imported clinker, which represented approximately 11.3% of our cement production cost in 2012. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our flagship production facility in Pacasmayo is essential to our business. In 2012, approximately 91% of our total cement and all of our quicklime was produced at this facility. The Pacasmayo plant is subject to normal hazards of operating any cement production facility, including accidents and natural disasters. Any interruption in our operation of the Pacasmayo facility or a decrease in the effective capacity of this facility would adversely affect our results of operations, and any prolonged disruption in the operation of this facility would have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to various environmental protection and health and safety laws and regulations that regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; emissions and discharge of hazardous materials; and the health and safety of our employees. Pursuant to Peruvian law, in order to conduct mining and industrial activities, we are required, among other things, to (i) submit an environmental impact assessment to the Ministry of Production (Ministerio de la Producción) and a mining closure plan to the Ministry of Energy and Mines (Ministerio de Energía y Minas) prior to initiating mining activities, (ii) comply with certain air emission and wastewater discharge standards, (iii) obtain approval from the water management authority to discharge wastewater into natural water sources or soil, (iv) dispose solid waste generated by us in special landfills exclusively through companies registered with the environmental agency, and (v) store fuel in compliance with environmental and safety standards. In addition, we are required to have a health and safety committee and develop an internal health and safety code. Although we believe we are in compliance with all these regulations in all material respects, we cannot assure you that we have been or will be at all times in full compliance with these laws and regulations. Any violation of such laws or regulations could result in substantial fines, criminal sanctions, revocations of operating permits and shutdowns of our facilities. In addition, current or future governments may also impose stricter regulations which may require us to incur higher compliance costs.

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

As of December 31, 2012, approximately 20% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

New projects may require the prior approval of local indigenous communities.

On September 7, 2011, Peru enacted Law No. 29785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, to the extent that in the future our new projects may require legislative or administrative measures that impact local indigenous communities, we may not be able to undertake such projects, unless the Peruvian government first conducts the foregoing consultation procedure. We cannot assure you that this law will not adversely affect our new projects and have an adverse effect on our business, financial condition and results of operations.

Additional Risks Relating to our Development Projects

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

We are undertaking two non-metallic mining projects to develop phosphate and brine deposits. However, we are developing basic engineering studies and we cannot assure you that these projects will be successful or profitable. Mining is highly speculative in nature, involves many risks and can be unsuccessful. In addition, our core competency is the production and distribution of cement products. We have no prior experience in planning, developing and managing large-scale mining projects, and we have no operating experience or track record in extracting, processing or commercializing phosphate or brine minerals to assess our potential performance. The development of these two projects may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development of our existing cement operations.

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

In the case of our Brine Project, we may face difficulties in marketing and distributing the products derived from these fields. Even if we successfully extract these minerals, we may not be able to market them successfully or find suitable buyers, which may have an adverse effect on our business, financial condition and results of operations.

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

We are unfamiliar with the commercial market for phosphate and brine products and are seeking to develop these projects with partners that have expertise in commercializing these products. We sold a minority equity interest in our subsidiary Fosfatos del Pacifico S.A. to an affiliate of Mitsubishi, which will assist us to develop our phosphate deposits. In addition, Mitsubishi entered into a 20-year off-take agreement with Fosfatos del Pacífico S.A. We have formed Salmueras Sudamericanas S.A. (“Salmueras”) with Quimpac S.A. (“Quimpac”) as a minority partner to assist in financing our brine project and provide its expertise in the commercialization of chemical components. If we encounter difficulties working with Mitsubishi or Quimpac, we may not be able to execute these projects as currently contemplated.

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

As of March 31, 2013, our controlling shareholder beneficially owned 50.94% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Our history

Cementos Pacasmayo S.A.A. began its operations in 1957 and is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.cementospacasmayo.com.pe. Information on or accessible through our website is not a part of this annual report.

Cementos Pacasmayo and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for the past 100 years. Hochschild Mining plc is incorporated in the United Kingdom and has been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2013, Eduardo Hochschild, directly and indirectly, owns and controls 50.94% of the shares of Hochschild Mining plc. Through Inversiones Pacasmayo S.A. (“IPSA”), Eduardo Hochschild, directly and indirectly, owns and controls 52.63% of the outstanding common shares and 33.17% of the outstanding non-voting investment shares of Cementos Pacasmayo.

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

During the first decades of its operations, the Hochschild Group focused on the commercialization of minerals, although it later began operating its own mines and other industrial companies. During World War II, the Hochschild Group was a key supplier of tin and other metals to the allied forces.

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

•

In 2012, we entered into a supply agreement, later amended in 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Piura; which is expected to have an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

•

In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, as part of our first international bond offering. Proceeds have been used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental and the remaining will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business.

Capital Expenditures

Our current plans for our cement business contemplate capital expenditures in 2013 of approximately US$154 million for the engineering studies and equipment for the new cement plant in Piura, and maintenance expenditures for our Pacasmayo and Rioja facilities. Excluding the capital expenditure for our new cement plant in Piura, we expect to spend over the next five years approximately US$20 million per year on recurring capital expenditures necessary to maintain our plants and equipment. For the new cement plant in Piura, we estimate a total investment of US$310 million, having already committed investments of approximately US$113.4 million related to a supply agreement with ThyssenKrupp Polysius and Loesche for the supply of key equipment.

In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, as part of our first international bond offering. A substantial portion of the proceeds will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. In addition to our cement business, we expect to have substantial capital expenditure requirements to develop our phosphate and brine projects, if the feasibility and other studies conclude that developing these projects will be legally and economically feasible. We currently estimate the total cost of developing these projects in the range of US$400 to US$500 million plus VAT, for the phosphate project; and in the range of US$250 to US$300 million plus VAT, for the brine project. These amounts are estimates and subject to change, and we will not present any specific timetables until the basic engineering studies for both projects are completed.

We expect to finance our Phosphate and Brine projects with a combination of the net proceeds from the initial public offering of ADSs, new borrowings and financial contributions from us and our minority partners. In our phosphate project, we sold a minority equity interest in Fosfatos del Pacifico S.A. to an affiliate of Mitsubishi for an aggregate purchase price of approximately US$46.1 million. In our brine project, we have entered into a strategic partnership with Quimpac, under which we have committed to invest a total of US$100 million and Quimpac is obligated to invest approximately US$14.2 million as a minority partner over the time of the agreement in order to maintain its current equity interest. Our phosphate and brine projects are not part of our core cement business, and, accordingly, we expect to evaluate strategic options as we continue to develop our projects.

The table below provides our total capital expenditures incurred in 2010, 2011 and 2012.

	Year ended December 31,
(in millions of S/.)	2010	2011	2012
Mill no. 7	34.5	—	—
Corianta calcination plant(1)	9.3	2.3	—
Construction of diatomite brick plant	18.5	34.5	10.6
Expansion of Rioja cement plant	—	32.3	57.2
Expansion of Pacasmayo cement plant	—	14.7	16.8
New cement plant in Piura	—	—	52.8
Phosphate project	10.5	4.5	23.7
Brine project	1.5	5.8	18.3
Carbon mine concession	—	10.9	—
Concrete and block business	—	20.5	4.5
Other investing activities(2)	70.7	115.7	86.3

Total	145.0	241.2	270.2

(1)	Capital expenditures relate to the conversion of our Waelz rotary kiln to produce zinc and quicklime interchangeably.
(2)	Includes overhauls of transmission, cooler system, storage silo, heavy machinery and other.

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 55 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2012, we sold approximately 2.2 million metric tons of cement, representing an estimated 21.7% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region. From 2008 to 2012, our cement sales volume grew at a compound annual growth rate (“CAGR”) of 11.0%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately two times the growth in Peru’s annual GDP. We believe the construction sector will continue to grow with the expected expansion of the economy and the continued housing deficit in the country.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 68 years, based on our 2012 limestone consumption levels.

We are working on two projects to increase our cement production capacity: (i) we have more than doubled the cement production capacity of our Rioja facility, which is currently operating at near full capacity, by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. This expansion is currently on the commissioning stage; and (ii) we are in the basic engineering stage of our new cement plant in Piura, the third largest city in northern Peru, which is expected to have an annual production capacity of 1.6 million metric tons of cement. We have entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project. These developments will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of more than 218 independent retailers and 318 hardware stores, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 541.4 million metric tons of mineralized material. We are dedicating significant efforts and resources to develop our phosphate project in an effort to capitalize on the potential of its mineral assets. We are in the process of developing the basic engineering study, which we expect will be completed during the second quarter of 2013.

We also have concessions for fields with identified brine deposits. We are in the process of reaching an agreement with the local communities as we simultaneously progress with the basic engineering study.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2010	2011	2012
Economic data(1):
GDP growth in Peru	8.8%	6.9%	6.3%
Construction sector growth in Peru	17.4%	3.4%	15.2%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	3,100	3,100	3,100
Installed clinker capacity	1,500	1,500	1,700
Production (thousands metric tons):
Cement production	1,811	1,946	2,253
Clinker production	1,278	1,315	1,368
Utilization rate at Pacasmayo plant(2):
Cement	55.7%	60.4%	70.8%
Clinker	86.0%	89.2%	80.6%
Utilization rate at Rioja plant(2):
Cement	98.2%	97.5%	100.0%
Clinker	79.9%	77.5%	79.5%
Selected financial data (amounts in millions of S/.):
Net sales	898.0	995.0	1,169.8
Growth in net sales (versus prior period)	18.7%	10.8%	17.6%
Gross profit	419.1	425.5	456.8
Gross profit margin	46.7%	42.8%	39.0%
Adjusted EBITDA(3)	296.7	267.2	278.5
Adjusted EBITDA margin(3)	33.0%	26.9%	23.8%
Profit(4)	223.1	65.5	155.6
Profit margin(4)	24.8%	6.6%	13.3%

(1)	Source: Central Bank of Peru.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(3)	For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our profit, see “Item 3. Key Information—A. Selected Financial Data.”
(4)	Profit for 2010 includes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. In addition, profit for 2011 includes a non-cash loss of S/.96.0 million due to an impairment with respect to our zinc mining assets and S/.4.8 million related to mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos del Pacífico S.A. to an affiliate of Mitsubishi.

Peruvian cement market

Peru has experienced sustained economic growth over the past decade. From 2008 to 2012, GDP grew at a CAGR of 5.7%. Despite the global economic recession, which slowed GDP growth in Peru to 0.9% during 2009, the economy rebounded in 2010 and recorded GDP growth of 8.8%.Growth during the 2008 to 2012 period was accompanied by low inflation, which averaged 3.3% per year. In addition, at December 31, 2012, the government had accumulated foreign exchange reserves of approximately US$64.0 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 27.8% in 2011. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 6.3% through 2012 and is projected to grow at a rate of 6.2% in 2013

We sell substantially all our cement in the northern region of Peru, which in 2012 accounted for approximately 23.2% of the country’s population and 14.8% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports. From 2008 to 2012, total cement consumption in Peru grew at a CAGR of 10.1%, according to the INEI, driven by the country’s overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 11.0% over the same period. Despite this recent growth, Peru continues to have a significant housing deficit, estimated by the Ministry of Housing, Construction and Sanitation at 1.9 million homes nationwide as of December 31, 2011.

In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2012 sales to the auto-construcción segment accounted for approximately 57% of our total sales of cement, private construction projects accounted for 26% and public construction projects accounted for the remaining 17%. Approximately 92% of our total cement sales in 2012 were in the form of bagged cement, substantially all of which was sold through retailers.

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

We believe our phosphate project provides significant opportunities to expand our revenue streams, diversify our portfolio of products and improve our profitability, and we intend to dedicate substantial efforts to developing this project. Pending completion of basic-engineering studies, we believe that our phosphate project could be in operation in the next three or four years. We are currently in the stage of basic engineering studies which are being conducted by Golder Associates on the mine, a consortium of FL Smidth Minerals—Jacobs—Golder Associates on the plant, Berenguer Ingenieros on the port, and Pepsa Tecsult and Aecom on the electrical transmission and the water.

We also own concession rights to fields in the coastal region in the northwest of Peru, which, according to our internal geologists, contain brine deposits. We entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we formed Salmueras, a project company in which we own a 74.9% equity interest and Quimpac owns the remaining 25.1%. Under the agreement, we contributed our brine concessions located in the fields of Ñamuc and El Tablazo and committed to invest US$100 million to the project, while Quimpac contributed its brine concessions located in the Cañacmac field and may contribute approximately US$14.2 million to the project to maintain its current equity interest. Our combined brine concessions cover 136,245 hectares of land. Brine is used to produce chemical components, which have a wide variety of agricultural and industrial uses, such as in fertilizers, animal feed and construction.

In the Brine project the basic engineering study is being conducted by the German company, K-Utec AG Salt Technologies. Due to the complexity of our brine project and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local communities agreements for the exploitation of the mineral resources.

These projects require significant capital investments and as we have not yet completed feasibility studies, we cannot assure that we will be able to produce and sell these products profitably or at all.

Competitive Strengths

Our principal competitive strengths include the following:

Track record of cash flow generation and strong results through multiple business cycles. We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

•	our leadership position in the northern region of Peru;

•	our extensive distribution network, operational flexibility and efficiency, and focus on innovation; and

In 2012, we generated cash flow from operating activities of S/.99.7 million (US$39.1 million) and EBITDA of S/.278.5 million (US$109.2 million), and our operating and EBITDA margins were 19.7% and 23.8%, respectively. In addition, we have achieved significant increases in cement production volumes and revenue growth while maintaining low levels of indebtedness. As of December 31, 2012, we had S/.215.5 million (US$84.5 million) of indebtedness and our leverage ratio was negative.

Leader in attractive and expanding market with solid macroeconomic fundamentals. We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2012, the northern region accounted for approximately 23.2% of the country’s population and 14.8% of its GDP. From 2008 to 2012, GDP in the northern region grew at a CAGR of 4.9%. During the same period, our cement production and sales volume grew at a CAGR of 11.0%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Best-in-class operating efficiencies with vertical integration and strong brand recognition. Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries which we own directly, to the related products such as quicklime, ready – mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 218 independent retailers with 318 hardware stores, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile. We seek to minimize risk while securing an adequate return on our development projects. We are currently developing two projects to increase our cement production capacity (expansion of our Rioja plant and development of a new plant in Piura) and projects to explore phosphate and brine. We are in the basic engineering stage of our new cement plant in Piura, the third largest city in northern Peru, and we entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project. This development will allow us to meet projected increases in the regional demand for cement in coming years. In 2011, we sold 30% of our interest in our subsidiary Fosfatos del Pacífico S.A. (“Fosfatos”) to an affiliate of Mitsubishi and entered into an off-take agreement with the same company to sell our production of Phosphate ore.

In 2010, we also entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we jointly formed Salmueras Sudamericanas S.A. (“Salmueras”), a vehicle to jointly exploit a project relating to our brine concessions. The phosphate project is in the basic engineering stage. The development studies are being undertaken by Golder Associates relating to the mine, a consortium of FL Smidth Minerals—Jacobs—Golder Associates relating to the plant development, Berenguer Ingenieros relating to the port, and Pepsa Tecsult and Aecom relating to the electrical transmission and water. Our Brine project the basic engineering study is being conducted by the German company, K-Utec AG Salt Technologies. Due to the complexity of our brine project and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local communities agreements for the exploitation of the mineral resources.

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

Know-how to develop our phosphate and projects. We are highly experienced and knowledgeable in open-pit mining and industrial processes as a result of our core cement business, and we believe this know-how will enable us to develop our brine and phosphate project, as we seek to capitalize on their value for our company. Moreover, because of our close and long-standing relations with local communities, we believe we have the credibility to obtain local support for our projects, which is essential to their success. Due to our long operating history, market position and reputation, we have been able to team up with high quality strategic partners with expertise in areas that complement our core competencies to develop our projects. For our phosphate project, we have partnered with a world leading marketer of phosphate-derived products, and for our brine project we have partnered with a leading chemical company in Peru.

Strong relationship with local communities. Since we began operations 55 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 7,000 students in various technical fields, some of whom now work for us and our affiliates.

Highly experienced and professional management and board of directors. Our management team, with an average of 15 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. Four of our nine directors are independent.

Strong corporate governance standards and international recognition. Our shares of common stock are listed on the Lima Stock Exchange and our American depositary shares (“ADSs”), each representing five of our common shares, are listed on the New York Stock Exchange. We are subject to SEC and SMV disclosure requirements and must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. We have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of 10 listed companies.

Additionally, in 2012, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable), in recognition of our having achieved our corporate goals in a socially responsible manner, a principle that is ingrained in our corporate culture and business strategy.

Our Strategies

Our objective is to maximize shareholder value, while honoring our commitment to the environment and abiding by our social responsibility goals. We intend to achieve our objective through the following principal strategies:

Continue to focus on our core business of supplying the rising demand for cement. We plan to continue to meet the increasing demand for cement in our market, while controlling production costs. We intend to increase our production capacity through the expansion of our installed cement and clinker capacity. In line with this strategy, we are on target to complete the planned expansion of our new cement plant in Piura, having committed investments of approximately US$113.4 million related to a supply agreement with ThyssenKrupp Polysius and Loesche for the supply of key equipment. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business.

Enhance operational efficiencies to reduce production costs. We intend to continue developing operational efficiencies in an effort to reduce costs and increase our operating margins. Our principal efficiency initiative is to reduce energy costs by securing our own source of coal. In 2011, we exercised certain of our options to purchase coal mining concessions in the north of Peru, and we replaced a high proportion of our use of imported bituminous coal, which generally is more expensive, with anthracite coal produced locally.

Deepen our commercial relationship with retailers and end-consumers. We plan to enhance our commercial relationships with retailers and end-consumers in our market, both to maintain brand loyalty and to foster demand for our cement products. We will continue to support retailers in our DINO distribution network by providing product education, training sessions, rewards programs, and assistance in financing purchases of our products. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers. In addition, we have intensified our door-to-door commercial strategy for cement sales and, as of December 31, 2012, approximately 97% of our cement sales were sold under this system. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers.

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

Develop our non-core mineral assets. In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 541.4 million metric tons of mineralized material. We are dedicating significant efforts and resources to develop this project in an effort to capitalize on the potential of these mineral assets. We are in the process of completing the basic engineering study, which we expect will be completed during the second quarter of 2013. We also have concessions for fields with identified brine deposits. We are in the process of obtaining the local communities’ agreement, as we continue progressing with the basic engineering study. We believe that, if we are able to extract these minerals in a profitable manner, these projects could provide us an alternate source of revenue, diversify our portfolio of products and improve our profitability.

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

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2012, cement, concrete and blocks accounted for 83.1% of our net sales and quicklime accounted for 4.5%. We also generate sales by selling and distributing construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2012 represented 12.2% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2010	2011	2012
Cement, concrete and blocks	1,805	1,937	2,258
Quicklime	121	93	101
Zinc calcine	5	1	—

Total	1,931	2,031	2,359

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/.)	2010	2011	2012
Cement, concrete and blocks	728.3	803.0	972.2
Quicklime	57.7	45.9	52.7
Construction supplies(1)	96.1	143.3	143.2
Others(2)	15.9	2.8	1.7

Total	898.0	995.0	1,169.8

(1)	Refers to construction materials manufactured by third parties.
(2)	Principally zinc calcine.

Cement

Cement is a powdered mixture of ground minerals that, when mixed with water, adheres to other materials and hardens to form a rock-like substance. Cement is generally mixed with other materials, such as gravel and sand, forming concrete with a high degree of compressive strength that is able to withstand substantial pressure.

Cement types are generally classified as either portland cement or blended hydraulic cement. Portland cement is a hydraulic cement produced by pulverizing clinker, consisting essentially of crystalline hydraulic calcium silicates and calcium sulfate. Blended hydraulic cement consists of a mixture of portland cement clinker and mineral admixtures, such as burn furnace slag, pozzolan and limestone.

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

•

Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port constructions, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

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

•

Ready-mix concrete. Ready-mix is a blend of cement, aggregates (i.e., sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have fifteen fixed and mobile ready-mix plants.

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

Zinc Calcine

We produced zinc calcine until 2011. Zinc ore extracted from our zinc mine concessions was crushed and mixed with anthracite coal which was then calcinated in our Waelz rotary kiln. We sold zinc calcine to local refineries that produce zinc. Zinc is a metal that is commonly used to prevent corrosion and is often used in galvanization, the process of coating iron or steel metals with rust resistant zinc.

To optimize the use of our Waelz rotary kiln, in 2010 we retrofitted it to produce both zinc calcine and quicklime interchangeably.

The operations at our zinc mines have been suspended since July 2008. We subsequently continued to produce small quantities of zinc calcine depleting our inventory of extracted zinc ore. However, in 2012, we did not produce any zinc calcine.

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

We extracted from our Acumulación Tembladera quarry approximately 3.0 million metric tons of limestone, in 2010, 2.6 million metric tons in 2011 and 2.2 million metric tons in 2012, which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 307,400 metric tons of limestone in 2010, 336,722 metric tons in 2011 and 353,794 metric tons in 2012, which were used for cement production at our Rioja facility.

We estimate that as of December 31, 2012 our Acumulación Tembladera quarry contains approximately 118.2 million metric tons with an average grade of 85.70% of calcium carbonate of proven and probable limestone reserves, and our Calizas Tioyacu quarry contains approximately 9.5 million metric tons of proven limestone reserves with an average grade of 90.25% of calcium carbonate. Based on limestone consumption at 2012 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 71 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 32 years. On a combined basis, we estimate that our two quarries have a remaining life of approximately 68 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera and Calizas Tioyacu quarries, we also own concession rights to various other limestone quarries consisting, in the aggregate, of approximately 51,300 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the Ministry of Energy and Mines in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 130,096 metric tons of clay in 2010, 116,461 metric tons in 2011 and 107,468 in 2012.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectare open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the Ministry of Energy and Mines in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 28,292 metric tons of clay in 2010, 32,825 metric tons in 2011 and 47,819 metric tons in 2012.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the Ministry of Energy and Mines in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and obtained from our Cunyac quarry approximately 120,271 metric tons of pozzolanic material in 2011. We did not use pozzolanic materials to produce cement in 2012.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the Ministry of Energy and Mines in 1998. We obtained from our Fila Larga quarry approximately 33,729 metric tons of pozzolanic material in 2010, we did not use pozzolanic materials to produce cement in 2011 and 2012.

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

Imported Clinker

As a result of the strong demand in the cement market in the northern region of Peru and the corrective maintenance of our principal kiln in 2012, we started using imported clinker. In 2012, we used approximately 208,708 metric tons of imported clinker and we expect to continue using this material until the new cement plant in Piura is completed.

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

In December 2009 and February 2010, we entered into option agreements to acquire coal mining concessions to secure a steady and reliable source for our coal requirements and to reduce our energy costs related to coal. In 2011, we exercised certain options under these agreements to acquire coal mining concessions for 908.45 hectares near our Pacasmayo facility for a total purchase price of US$4.5 million. We have until April 2014 to exercise our remaining options to purchase an additional coal mining concession for 501.24 hectares for US$1.0 million. We expect to start exploiting this mine during 2014.

Electricity

As of December 31, 2012, all of the electricity requirements for our Pacasmayo facility were supplied by Electroperú and for our Rioja facility by ELOR.

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

We also sell directly to small, medium and large private construction companies working on a variety of construction projects, from housing complexes to commercial developments. In the public sector, we sell to national, regional and local governments carrying out construction projects including housing complexes and public construction, ranging from local schools and hospitals to large irrigation projects.

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

In 2012, approximately 92% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 318 local hardware stores, with whom we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2012 were approximately S/.10.8 million, or 0.9% of our net sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

Competitive Position

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formerly known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2012, we sold approximately 2.2 million metric tons of cement, representing an estimated 21.7% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region of Peru.

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

Mining activities require holders to obtain title to the surface land from individual landowners, peasant communities or the Peruvian government.

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

Annual sales (in millions of US$)	Rate
Up to 60	1%
Between 60 and up to 120	2%
More than 120	3%

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

Operating margin
Applicable rate
0% - 10%	1.00%
10% - 15%	1.75%
15% - 20%	2.50%
20% - 25%	3.25%
25% - 30%	4.00%
30% - 35%	4.75%
35% - 40%	5.50%
40% - 45%	6.25%
45% - 50%	7.00%
50% - 55%	7.75%
55% - 60%	8.50%
60% - 65%	9.25%
65% - 70%	10.00%
70% - 75%	10.75%
75% - 80%	11.50%
More than 80%	12.00%

Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

We believe that certain portions of the regulations of the Royalty Mining Law are unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations establish that the mining royalty tax is calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, in December 2011, we filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (“componente minero” ). However, we cannot assure you that our interpretation will prevail. See Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—New Mining Royalty Tax” for a description of the new mining royalty tax law.

Finally, holders of mining concessions are required at the beginning of their operations to submit a mining closure plan that must contain a description of the steps to restore the areas and facilities of each mining operation area to pre-mining condition. Holders of mining concessions are required to secure completion of the restorative measures by means of the following guarantees: (i) banking guarantee or credit insurance; (ii) cash guarantees; (iii) trusts; or (iv) those indicated in the Peruvian Civil Code.

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

Production Process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company’s gross income is primarily derived from industrial activities. Pursuant to Supreme Decree No. 009-2011-MINAM, the supervisory and monitoring functions of the Ministry of Production will be transferred to the Environmental Evaluation and Supervisory Agency (Organismo de Evaluación y Fiscalización Ambiental—OEFA). According to OEFA Resolution No. 013-2012-OEFA-CD, such process commenced on January 2, 2013 and will finalize on May 31, 2013.

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

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notice; fines of up to 600 UIT (US$858,823.53); restrictions, suspension or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

Prior Consultation with Local Indigenous Communities

On September 7, 2011, Peru enacted Law No. 29785, Prior Consultation Right of Local Indigenous Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). The law was enacted in order to implement Convention No. 169 of the International Labor Organization on Local Indigenous Communities in Independent Countries (Convenio OIT No. 169 Sobre Pueblos Indigenas y Tribales en Paises Independientes), previously ratified by Peru through Legislative Decree No. 26253. This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) to be undertaken by the Peruvian government in favor of local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Regulation implementing this law was approved on April 3, 2012, by Supreme Decree No. 001-2012-MC, which defines the local indigenous communities that are entitled to the prior consultation rights and establishes the different stages that comprise the prior consultation procedure.

Consultation procedures for mining and processing concessions are carried out by the Ministry of Energy and Mines (Ministerio de Energía y Minas) prior to the granting of a new processing concession.

According to the recent practice of the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico), the granting of mining concessions does not qualify as an “administrative measure” that potentially affects the rights of indigenous peoples because it does not grant per se a right to explore and exploit mineral deposits. Accordingly, the granting of mining concessions has not been included among measures that require consultation procedures with indigenous peoples. According to Ministerial Resolution No. 003-2013-MEM-DM, the Ministry of Energy and Mines has established that consultation procedures are applicable prior to the commencement of: (i) exploration activities (Autorización de inicio de actividades de exploración); (ii) exploitation activities (Autorización de inicio o reinicio de las actividades de desarrollo, preparación y explotación—incluye plan de minado y botaderos); and (iii) processing concessions (otorgamiento de concesión de beneficio).

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

Explosives. Mining concessionaires are required to obtain the following permits to operate and store explosives:

•	Certificate of Mining Operation (Certificado de Operación Minera), to be granted by the Ministry of Energy and Mines;

•

Semiannual Authorization for Use of Explosives, to be granted by the General Bureau of Explosives of the Ministry of Interior (Dirección General de Control de Servicios de Seguridad, Control de Armas, Munición y Explosivos de Uso Civil or “DICSCAMEC”);

•	Manipulation of Explosives License for each individual that intends to handle explosives, to be granted by the DICSCAMEC; and

•	Explosive’s Warehouse Operation License, to be granted by DICSCAMEC.

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

Hazardous Waste

Hazardous waste generated as a consequence of cement production activities must be disposed of in specialized landfills. The transportation of solid waste outside the limits of the industrial complex must be conducted exclusively through specialized companies registered with DIGESA. Industries are free to contract with an EPS-RS (a company that provides solid waste services such as transportation, treatment or disposal) or with an EC-RS (a company that carries out commercialization activities aiming at the reuse of solid waste). Yet in order to limit their liability in case of environmental harm, industries must make sure the EPS-RS and EC-RS they retain count with all necessary permits to collect, transport and dispose hazardous wastes.

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

Cultural Heritage Protection

If the design and development of cement industry activities involves the removal of topsoil, a Certificate of Non-Existence of Archaeological Ruins (Certificado de Inexistencia de Restos Arqueológicos, or “CIRA”) from the Ministry of Culture with respect to the area under construction must be obtained. The CIRA will either certify that on the surface of the evaluated area no archaeological sites or features were discovered, or will identify their exact location and extent in order to implement precautionary measures to protect the archaeological artifact. The CIRA is valid for an unlimited period, but will become void should any archaeological artifacts be accidentally discovered during the construction works or due to any natural cause. In such an instance, the company must stop the construction work immediately and notify the Ministry of Culture. Failure to stop the construction work may generate civil and criminal liabilities. Under certain exceptional circumstances, Peruvian legislation allows the removal of archeological artifacts when the area is required for development of projects that are of national interest.

Labor Regulations

Peruvian legislation allows hiring employees through: (i) a fixed-term contract, (ii) a contract for an indefinite duration; or (iii) a contract for part-time employment.

The minimum wage established in Peru is S/.750.00 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive: (i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18, or (b) persons who are up to 24 years of age if they are pursuing higher education, (ii) two additional monthly salaries per year, one in July and one in December (pursuant to Law No. 29351, until December 31, 2014, said payments are not subject to any social contribution, except for Income Tax. Therefore, until December 2014, employers shall pay directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9%),, (iii) thirty calendar days of annual paid vacation per year, (iv) life insurance, provided they have been employed for at least four years, (v) a compensation for time of services (CTS) that amounts to 1.16% of a monthly salary and is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer, (vi) benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees’ income, and (vi) a percentage of the company’s annual income net of taxes (10% in the case of income derived from cement operations, and 8% in the case of income derived from our mining activities), provided the company has twenty or more employees.

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

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our corporate structure, operating subsidiaries only, as of the date of this annual report.

(1)	Quimpac owns the remaining 25.1%.
(2)	An affiliate of Mitsubishi owns the remaining 30.0%.

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

•

Fosfatos del Pacífico S.A. was formed with the objective of exploring phosphate deposits that were discovered in our diatomite fields in our Bayóvar concession in the northwest of Peru. Our phosphate project is currently in pre-feasibility stages. In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

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

The following map shows the geographical location of our production facilities, as well as the location of our main commercial offices as of December 31, 2012:

Pacasmayo Facility

As of December 31, 2012, our Pacasmayo facility had ten kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

As of December 31, 2012, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Rioja Facility

Our Rioja facility operates with a small cone crusher and three vertical shaft kilns with total annual installed clinker production capacity of 200,000 metric tons and two cement finishing mills with total annual installed production capacity of 200,000 metric tons. Our Rioja facility is also equipped with a silo with storage capacity of 1,750 metric tons of cement.

Our Rioja facility currently operates at near full capacity. We have increased our annual clinker production capacity at this facility by 80,000 metric tons and our installed annual cement production capacity by 240,000 metric tons, bringing the total annual installed production capacity of our Rioja facility to 440,000 metric tons of cement and 280,000 of clinker. This expansion is currently in the commissioning stage.

Ready-Mix Concrete Facilities

We also have fifteen fixed and mobile ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura and Cajamarca, among others. These facilities allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2012, our ready-mix operations had 91 mixer trucks and 18 concrete pumps available to deliver ready-mix concrete.

Capacity and volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of metric tons, except percentages)	As of and for the year ended December 31,
	2010			2011			2012
	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,615	55.7%	2,900	1,751	60.4%	2900	2,053	70.8%
Roja facility	200	196	98.2%	200	195	97.5%	200	200	100.0%

Total	3,100	1,811	58.4%	3,100	1,946	62.8%	3100	2,253	72.7%
Clinker:
Pacasmayo facility	1,300	1,118	86.0%	1,300	1,160	89.2%	1500	1,209	80.6%
Roja facility	200	160	79.9%	200	155	77.5%	200	159	79.5%

Total	1,500	1,278	85.2%	1,500	1,315	87.7%	1700	1,368	80.5%
Quicklime(2)
Pacasmayo facility	240	127	53.0%	240	90	37.5%	240	101	42.1%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

We are currently in the stage of basic engineering studies, which are being conducted by Golder Associates on the mine, a consortium of FL Smidth Minerals—Jacobs—Golder Associates on the plant, Berenguer Ingenieros on the port; and Pepsa Tecsult and Aecom on the electrical transmission and the water.

In 2011 we sold a 30.0% equity interest in our subsidiary Fosfatos del Pacifico S.A., which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi entered into an off-take agreement to purchase Fosfatos’ production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. In connection with the investment, we agreed to provide the Mitsubishi affiliate with certain minority protection rights. We and the Mitsubishi affiliate have also agreed to finance the construction of the first phosphate mine by obtaining third party project financing to the extent possible. In addition, Fosfatos has established a dividend policy to pay dividends annually in an amount not less than 75% of its net profits subject to availability of cash reserves, unless agreed otherwise by the shareholders.

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

Royalties

Under the new Peruvian Royalty Mining Law, once we begin exploiting these mineral resources, we will be required to pay mining royalty taxes to the Peruvian government on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on our operating profit margin that is applied to our operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of our net sales, in each case during the applicable quarter. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Mining Regulations.”

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

Exploration Activities

From 2008 to 2010, we commissioned an external consultant to conduct diamond drill campaigns. A total of 185 holes ranging in depth from approximately 80 to 90 meters were completed. The first campaign covered an area with a regular grid of approximately 800 × 800 meters and infill drilling of approximately 550 × 550 meters. The second campaign, based on the results of previous drilling samples and analysis, included 29 holes in a grid of

350 × 350 meters with 2,327 meters drilled inside the envelope. Based on drilling samples and analysis obtained from the previous drilling campaign, the second campaign covered the areas where the data suggested had the highest potential value to justify developing a mine. As of December 31, 2012, we had drilled a total of 5,200 hectares with approximately 550 meters between holes.

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

Brine Project

Overview

We are planning on developing our brine concessions located in the coastal region in the north of Peru, consisting of approximately 136,245 hectares of land. Brine is a highly concentrated water solution of common salt, which can be processed to obtain chemical components. In July 2011, we created Salmueras with our minority partner Quimpac to develop our combined brine concessions consisting of Ñamuc, Cañacmac and El Tablazo. We hold a 74.9% equity ownership interest in Salmueras and Quimpac owns the remaining 25.1%. We have committed total capital investments of US$100 million during the course of the project. The basic engineering study is being conducted by the German company, K-Utec AG Salt Technologies. Due to the complexity of our Brine project and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local communities agreements for the exploitation of the mineral resources.

Mining Concessions

Brine concessions held by Salmueras Sudamericanas S.A. may be divided in the following three areas:

El Tablazo. El Tablazo comprises an aggregate of 70 concessions with a total area of 64,712 hectares, located in the district of Morrope, in the department of Lambayeque.

Ñamuc.Ñamuc comprises a group of 62 concessions with a total area of 50,074 hectares located in the district of Sechura, department of Piura.

Cañacmac.Cañacmac comprises an aggregate of eight concessions with a total area of 21,459 hectares, located between the departments of Piura and Lambayeque.

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

Environmental Compliance and Social Responsibility Projects

We are in accordance with substantially all applicable environmental laws and regulations and have all the required environmental permits and licenses to conduct our business. We have Environmental, Health and Safety management systems in place to address the environmental, health and safety risks we face.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 7,000 students in various technical fields, some of whom now work for us and our affiliated companies.

Center for Technological Training. We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2012, this program benefited a total of 935 students and teachers.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2012 benefited 530 stakeholders.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating and Financial Review and Prospects

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 55 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2012, we sold approximately 2.2 million metric tons of cement, representing an estimated 21.7 % share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region. That same year, we also sold approximately 0.1 million metric tons of quicklime.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed production capacity to produce 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 68 years, based on our 2012 limestone consumption levels.

We are in the basic engineering stage of our new cement plant in Piura, the third largest city in northern Peru. This plant is expected to have an annual production capacity of 1.6 million metric tons of cement. For this project, we have entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment.

Our new Piura plant will allow us to meet projected increases in the regional demand for cement in the coming years.

In addition, we are undertaking two non-metallic mining projects, which we believe present significant opportunities for our company. We own concessions where we have discovered deposits of phosphate rock, a principal component for agricultural fertilizers, and brine deposits that have a variety of uses in the agricultural fertilizer, animal feed and construction industries, among others. We are developing the basic engineering studies to determine if development of these mineralized materials would be economically feasible.

Factors Affecting our Results of Operations

Revenue Drivers

In 2012, approximately 92% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment (i.e., households that buy cement to gradually build or improve their own homes) and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 59% of our total cement sales in 2010, 56% in 2011 and 57% in 2012; private construction projects, both large and small, accounted for approximately 25% of our total cement sales in 2010, 28% in 2011 and 27% in 2012; and public construction projects accounted for the remaining 16% of our total cement sales in 2010, 16% in 2011 and 17% in 2012. Each of these segments has grown significantly during these periods as a result of improving economic conditions in the northern region of Peru. While auto-construcción continues to represent the majority of our sales, private construction projects have become increasingly more important to our business as our market is transitioning to more formal construction.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which are generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by disposable household income levels, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction can be more influenced by economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown 6.1% in 2010, 5.3% in 2011 and 5.0% in 2012. Our cement sales, which represented substantially all cement sales in the northern region of Peru, grew by 16.3% in 2010, 7.3% in 2011, and 16.6% in 2012 in terms of cements dispatches measured by metric tons.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments.

Cost Drivers

Coal is the principal source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 20.0% of our costs of production in 2010, 17.5% in 2011 and 21.6% in 2012. The increase in the proportion of coal as a percentage of our costs in 2012 is largely a result of: (i) an increase in the price of coal in 2012 compared to 2011, (ii) an increase in the use of fuel due to the unscheduled corrective maintenance of our main kilns. In 2011 we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2020. With the expiration of our supply agreement with Kallpa, we migrated all of our electricity consumption at our Pacasmayo facility under the Electroperú agreement. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a long-term supply agreement expiring in 2016. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 16.5% of our cost of production in 2010, 13.2% in 2011 and 11.9% in 2012. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In 2012, due to the stronger demand for cement and the corrective maintenance of our principal kiln, which reduced our ability to produce our own clinker, we started to import part of the clinker that we use. As a result, we had an increase in our operating costs in 2012, as the cost per metric ton of imported clinker is higher than clinker we produce. We used approximately 208,708 metric tons of imported clinker, which represented approximately 11.3% of our cement production cost for 2012. This resulted in higher operating costs for 2012 compared to 2011.

The over use of the kilns, due to the increasingly strong demand for cement, produced an unexpected downtime of such equipment and entailed the need for a short period of corrective maintenance. We expect to continue to import a portion of the clinker that we use in the near term.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, burn furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 6.3% of our cost of production in 2010, 16.5% in 2011 and 15.7% in 2012.

Our labor costs have remained stable during the past three years. Personnel expenses represented 20.9% of our total costs and expenses in 2010, 20.0% in 2011 and 18.3% for 2012.

Third-Party Construction Supplies

In addition to selling our own products, we also sell and distribute construction supplies manufactured by third parties, such as steel rebars, wires and pipes, that are typically used in construction along with our cement. Our profit margins from the sale of third party construction supplies are significantly lower than the margins on our cement products and they are affected by fluctuations in product prices and the exchange rate between the nuevo sol and the U.S. dollar between the time we purchase these products and the time we resell them. We sell these products primarily as a service to retailers in our distribution network in an effort to support the sale of our cement products.

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

Suspension of Zinc Calcine Operations

In 2008, we suspended our zinc mining activities due to adverse market conditions. In 2009 and 2010, however, we continued to produce and sell zinc calcine in diminishing quantities, as we used our remaining inventory of zinc oxide ore. In 2011, we did not produce zinc calcine and used our Waelz rotary kiln to produce quicklime instead. We sold small quantities of zinc calcine in 2011 from our remaining inventory of zinc calcine. As a result, our net sales and cost of sales derived from zinc calcine, which is recorded under the caption “Other” declined. The lower production levels during those periods were not sufficient to fully absorb our fixed production costs and, consequently, our gross profit for “Other” was negative in 2009 and 2010, despite increasing zinc prices during those years.

Due to a sudden and sharp drop in the international price of zinc in 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/.96.0 million during 2011 related to our zinc mining assets, of which S/.75.4 million correspond to our zinc mine and S/.20.6 million to the portion of the plant used for zinc calcine production.

New Mining Royalty Tax

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. For a description of the new tax, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Mining Regulations.” The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Royalty Mining Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. Future mining royalty tax payments will depend on our operating profit, operating profit margin and net sales. If this amendment had been in effect during the whole year (based on our results of operations for 2012), we estimate that our incremental mining royalty taxes, net of the applicable income tax effect, would have been approximately S/.7.2 million (US$ 2.8 million) in 2012.

We believe that certain provisions of the Royalty Mining Law are unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations establish that the mining royalty tax is calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, in December 2011, we, along with others cement and non-metallic minerals companies, filed a constitutional claim to have the mining royalty tax applicable for the exploitation of non-metallic mining resources calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (“componente minero”). For additional information, see note 27 to our annual audited consolidated financial statements included in this annual report. Recently the Peruvian tax authority issued a tax assessment against us applying the new criteria established in the amended Royalty Mining Law, which includes in the calculation the profit obtained in the industrial activity, to the years before the amendment was adopted. In September 2012, we and other cement and non-metallic minerals companies filed another constitutional claim to an injunction to prevent the tax authority from applying the legal criteria defined in the amended royalty mining law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity. We cannot estimate a timeline for the resolution of these claims.

In addition we and the other cement and non-metallic minerals companies have filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable. However, we cannot assure you that our interpretation will prevail and we cannot estimate a timeline for the resolution of this claim.

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

The following specific recognition criteria must be also met before revenue is recognized:

Net Sales

Revenue from net sales is recognized when the significant risks and rewards of ownership have been transferred to the buyer upon delivery of the goods.

Sales of Zinc Calcine

Revenues from sales of zinc calcine are recognized when the significant risks and rewards of ownership are transferred to the buyer. The revenue is subject to adjustments based on inspection of the quantity and quality of the product by the customer. Revenue is initially recognized on a provisional basis using our best estimate of the quantity and quality of zinc. Any subsequent adjustments to the initial estimate of metal content, which generally occur within a 90-day period from when zinc calcine is transferred to the buyer, are recorded in revenue once they have been determined. There are no adjustments related to price because our sales of zinc calcine are based on fixed prices. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Suspension of Zinc Calcine Operations.”

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

Results of Operations

Comparison of Year ended December 31, 2011 to year ended December 31, 2012

	Year ended December 31,
(amounts in millions of S/.)	2011	2012	Variation
Net sales	S/.995.0	S/.1,169.8	17.6%
Cost of sales	(569.5)	(713.0)	25.2

Gross profit	425.5	456.8	7.4
Operating income (expense):
Selling and distribution expenses	(23.7)	(30.9)	30.4
Administrative expenses	(196.2)	(203.1)	3.5
Net gain on sale of land and mining concessions	—	—	N/M
Impairment of zinc mining assets	(96.0)	—	N/M
Other operating income, net	9.3	7.7	(17.2)

Total operating income (expense), net	(306.6)	(226.3)	(26.2)

Operating profit	118.9	230.5	93.9
Other income (expense):
Finance income	2.7	23.3	N/M
Finance costs	(19.2)	(23.8)	24.0
Gain (loss) from exchange difference, net	1.5	(0.7)	N/M

Total other expenses, net	(15.0)	(1.2)	(92.0)

Profit before income tax	103.9	229.3	120.9
Income tax expense	(38.4)	(73.7)	91.9

Profit	65.5	155.6	137.6

N/M means not meaningful.

Net Sales

The following table sets forth a breakdown of our net sales by segment for the years 2011 and 2012.

	Year December 31,
	2011		2012
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	803.0	80.7	972.2	83.1

Quicklime	45.9	4.6	52.7	4.5

Construction supplies	143.3	14.4	143.2	12.2

Other(1)	2.8	0.3	1.7	0.2

Total	995.0	100.0	1,169.8	100.0

(1)	Principally zinc calcine.

Our total net sales increased by 17.6%, or S/.174.8 million, from S/.995.0 million for 2011 to S/.1,169.8 million for 2012. This increase was primarily due to the following factors:

•

a 21.1%, or S/.169.2 million, increase in the sales of cement, concrete and blocks. The volume of cement sold increased 16.6%, from 1.9 million metric tons for 2011 to 2.2 million metric tons for 2012, as a result of increased construction levels;

•	a 14.8%, or S/.6.8 million, increase in the sales of quicklime due to an increase in the dispatch to mining companies; and

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for the years 2011 and 2012.

	Year ended December 31,
	2011		2012
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	394.2	69.2	531.7	74.6
Quicklime	33.8	5.9	39.8	5.6

Construction supplies	138.9	24.4	138.3	19.4

Other(1)	2.6	0.5	3.2	0.4

Total	569.5	100.0	713.0	100.0

(1)	Principally zinc calcine.

Our total cost of sales increased by 25.2%, or S/.143.5 million, from S/.569.5 million for 2011 to S/.713.0 million for 2012, primarily due to the following factors:

•

a 34.9%, or S/.137.5 million, increase in the cost of sales of cement, concrete and blocks, due primarily to the greater volume of cement sold, and an increase in the cost of clinker due to the corrective maintenance of our principal kilns, which increase unit cost of clinker (produced and imported)

•	a 17.8%, or S/.6.0 million, increase in the cost of sales of quicklime, due to an increase in the volume sale of quicklime;

In addition, our cost of sales denominated in U.S. dollars was positively affected by the depreciation of the U.S. dollar versus the nuevo sol during 2012 as compared to 2011. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” We estimate that, as a result of this depreciation in the U.S. dollar versus the nuevo sol, our cost of sales decreased by approximately S/.6.8 million during 2012 as compared to 2011.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for the years 2011 and 2012.

	Year ended December 31,
	2011		2012
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	408.8	50.9	440.5	45.3

Quicklime	12.1	26.4	12.9	24.5

Construction supplies	4.4	3.1	4.9	3.4

Other	0.2	7.1	(1.5)	-88.2

Total gross profit	425.5	42.8	456.8	39.0

Total gross profit increased by 7.4%, or S/.31.3 million, from S/.425.5 million for 2011 to S/.456.8 million for 2012, mainly as a result of the increased volume of cement sold and quicklime. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2012 was 39.0% compared to 42.8% for 2011.

Operating Expenses, Net

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2011, we recorded a non-cash impairment of S/.96.0 million with respect to our zinc mining assets due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc mining prices. Our operating expenses decreased by S/.80.3 million from S/.306.6 million for 2011 to S/.226.3 million for 2012. Excluding the effect of the impairment with respect to our zinc mining assets, our operating expenses, net, increased by S/.15.7 million, primarily due to a S/.6.9 million increase in administrative expenses and a S/.7.2 million increase in selling and distribution expenses during 2012 compared to 2011.

Selling and Distribution Expenses

	Year ended December 31,
(in millions of S/.)	2011	2012
Personnel expenses	10.1	14.0
Advertising and promotion expenses	8.4	10.8
Other	5.2	6.1

Total	23.7	30.9

Our total selling and distribution expenses increased 30.4%, or S/.7.2 million, from S/.23.7 million for 2011 to S/.30.9 million for 2012. This increase relates primarily to an increase in personnel expenses in 2012 as compared to 2011 as consequence of our commercial strategy, which consists of creating loyalty among retailers and end-consumers. Likewise, during 2012, there was an increase in advertising and promotional expenses compared to 2011, directly linked to the rise in sales volume.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 87.9% of total selling and distribution expenses for 2012, compared to 83.0% for 2011. Selling and distribution expenses related to the quicklime, construction supplies and other segments represented approximately 2.7%, 7.8% and 1.6%, respectively, of total selling and distribution expenses for 2012, compared to 3.1%, 10.5% and 3.4%, respectively, for 2011.

Administrative Expenses

	Year ended December 31,
(in millions of S/.)	2011	2012
Personnel expenses	90.3	91.7
Third-party services	80.6	82.0
Board of directors compensation	5.4	5.1
Depreciation and amortization	9.5	10.7
Taxes	2.8	2.8
Consumption of supplies	3.1	3.2
Donations	3.7	6.8
Others	0.8	0.8

Total	196.2	203.1

Our administrative expenses increased 3.5%, or S/.6.9 million, from S/.196.2 million for 2011 to S/.203.1 million for 2012, principally due an increase in the number of people involved in our projects for the period. Third-party services increased as a result of higher professional fees associated with the costs resulting from our initial public offering of ADSs in 2012 and our ongoing obligations as a public company.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 83.3% of total administrative expenses for 2012 compared to approximately 85.7% for 2011. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 5.0%, 1.3% and 10.4%, respectively, of total administrative expenses for 2012compared to approximately 5.3%, 2.5% and 6.6%, respectively, for 2011.

Other Operating Income, Net

Our other operating income, net decreased S/.1.6 million, from S/.9.3 million in 2011 to S/.7.7 million in 2012.

Operating Profit

As a result of the foregoing, our operating profit increased by 93.9%, or S/.111.6 million, from S/.118.9 million for 2011 to S/.230.5 million for 2012. Our operating profit margin (i.e., operating profit as a percentage of net sales) for 2012 was 19.7% compared to 11.9% for 2011. Excluding the effect of the impairment with respect to our zinc mining assets, our operating profit increased by 7.3%, or S/.15.6 million, from S/.214.9 million for 2011 to S/.230.5 million for 2012. Our operating profit margin for 2012 was 19.7% compared to 21.6% in 2011.

Other Income (Expenses), Net

Our other expenses, net decreased by 92.0%, or S/.13.8 million, from S/.15.0 million for 2011 to S/.1.2 million for 2012, mainly due to a financial income increase resulting from our February 2012 initial public offering of ADSs and an increase in our financial income principally as a result of increased interest income earned on time deposits into which we have invested the proceeds from our initial public offering in 2012, which was partially offset by an increase in our finance costs, resulting from the repayment of debt.

Income Tax Expense

Our income tax expense increased by 91.9%, or S/.35.3 million, from S/.38.4 million for 2011 to S/.73.7million for 2012, mainly due to a deferred income tax benefit related to the impairment with respect to our zinc mining assets of approximately S/.28.8 million, which was recorded in 2011. Our effective tax rate for 2011 and 2012 was 37.0% and 32.2%, respectively.

Profit

As a result of the foregoing, our profit for 2012 increased 137.6%, or S/.90.1 million, from S/.65.5 million for 2011 to S/.155.6 million for 2012. Excluding the effect of the impairment with respect to our zinc mining assets, our profit increased by 17.3%, or S/.22.9 million in 2012 compared to 2011.

Comparison of Year ended December 31, 2010 to Year ended December 31, 2011

	Year ended December 31,
(amounts in millions of S/.)	2010	2011	Variation
Net sales	S/.898.0	S/.995.0	10.8%
Cost of sales	(479.1)	(569.5)	18.9

Gross profit	419.1	425.5	1.5
Operating income (expense):
Selling and distribution expenses	(16.5)	(23.7)	43.6
Administrative expenses	(158.7)	(196.2)	23.6
Net gain on sale of land and mining concessions	75.9	—	N/M

Impairment of zinc mining assets	—	(96.0)	N/M
Other operating income, net	16.6	9.3	(44.0)

Total operating income (expense), net	(82.7)	(306.6)	N/M

Operating profit	336.4	118.9	(64.7)
Other income (expense):
Finance income	3.3	2.7	(18.2)
Finance costs	(15.0)	(19.2)	28.0
Gain from exchange difference, net	2.6	1.5	(42.3)

Total other expenses, net	(9.2)	(15.0)	63.0

Profit before income tax	327.2	103.9	(68.2)
Income tax expense	(104.1)	(38.4)	(63.1)

Profit	223.1	65.5	(70.6)

N/M means not meaningful.

Net Sales

The following table sets forth a breakdown of our net sales by segment for the years 2010 and 2011.

	Year December 31,
	2010		2011
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	728.3	81.1	803.0	80.7
Quicklime	57.7	6.4	45.9	4.6
Construction supplies	96.1	10.7	143.3	14.4
Other(1)	15.9	1.8	2.8	0.3

Total	898.0	100.0	995.0	100.0

(1)	Principally zinc calcine.

Our total net sales increased by 10.8%, or S/.97.0 million, from S/.898.0 million for 2010 to S/.995.0 million for 2011. This increase was primarily due to the following:

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

•

partially offset by a 20.5%, or S/. 11.8 million, decrease in the sales of quicklime due to a decline in purchases from the Yanacocha mine, our principal quicklime customer, as a result of their focus on exploration activities due to declining production; and

•

a S/.13.1 million decrease in the sales of zinc calcine due to a decrease in volume sold, as we sold off our remaining stock of zinc calcine. We suspended our zinc mining activities in 2008 due to adverse market conditions and redeployed our equipment to produce quicklime.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for the years 2010 and 2011.

	Year ended December 31,
	2010		2011
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	330.0	68.9	394.2	69.2
Quicklime	36.8	7.7	33.8	5.9
Construction supplies	93.3	19.5	138.9	24.4
Other(1)	19.0	4.0	2.6	0.5

Total	479.1	100.0	569.5	100.0

(1)	Principally zinc calcine.

Our total cost of sales increased by 18.9%, or S/.90.4 million, from S/.479.1 million for 2010 to S/.569.5 million for 2011, primarily due to the following:

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

•	partially offset by a 8.2%, or S/.3.0 million, decrease in the cost of sales of quicklime, due to a decrease in the volume of quicklime sold; and

•	a S/.16.4 million decrease in the cost of sales of zinc calcine, as we sold small quantities of zinc calcine during 2011.

In addition, our cost of sales denominated in U.S. dollars was positively affected by the depreciation of the U.S. dollar versus the nuevo sol during 2011 as compared to 2010. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” We estimate that, as a result of this depreciation in the U.S. dollar versus the nuevo sol, our cost of sales decreased by approximately S/.2.8 million during 2011 as compared to 2010.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for the years 2010 and 2011.

	Year ended December 31,
	2010		2011
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	398.3	54.7	408.8	50.9
Quicklime	20.9	36.2	12.1	26.4
Construction supplies	2.8	2.9	4.4	3.1
Other	(3.1)	(18.8)	0.2	7.1

Total gross profit	419.1	46.7	425.5	42.8

Total gross profit increased by 1.5%, or S/.6.4 million, from S/.419.1 million for 2010 to S/.425.5 million for 2011, mainly as a result of the increased volume of cement sold. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2011 was 42.8% compared to 46.7% for 2010.

Operating Income (Expense), Net

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

Administrative Expenses

	Year ended December 31,
(in millions of S/.)	2010	2011
Personnel expenses	73.4	90.3
Third-party services	52.3	80.6
Board of directors compensation	15.2	5.4
Depreciation and amortization	6.6	9.5
Taxes	4.0	2.8
Consumption of supplies	3.8	3.1
Donations	2.7	3.7
Others	0.6	0.7

Total	158.7	196.2

Our administrative expenses increased 23.6%, or S/.37.5 million, from S/.158.7 million for 2010 to S/.196.2 million for 2011, principally due to increases in personnel and third-party services. Personnel expenses increased by S/.16.9 million in 2011, mainly due to a provision related to our long-term cash bonus incentives that we implemented in 2011 as part of our new executive compensation plan, a one-time payment related to the retirement of certain members of our management, and one-time workers’ profit sharing expenses in relation with the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi. Third-party services, which included security, consulting (including auditing), freight, cleaning and communication services, among others, increased by S/.28.3 million. This increase was partially offset by a decline in compensation to our board of directors in 2011 due to the gain in 2010 from the sale of the Raul copper mine concessions, as well as our recent decision to change the compensation for our board of directors. See “Item. 6 Directors, Senior Management and Employees.”

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

Income Tax Expenses

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
(in millions of S/.)	2010	2011	2012
Net cash provided by operating activities	179.6	132.3	99.7
Net cash provided by (used in) investing activities	(19.3)	(239.2)	(667.4)
Net cash provided by (used in) financing activities	(115.4)	316.0	273.7

Increase (decrease) in cash	44.9	209.1	(294.0)

Cash Flow from Operating Activities

Net cash flow from operating activities decreased 24.6%, or S/. 32.6, from S/. 132.3 in 2011 to S/. 99.7 in 2012, due to higher tax expenses related to the sale of 30.0% of the Company’s subsidiary Fosfatos del Pacifico S.A. to a subsidiary of Mitsubishi, as well as to the purchase of imported clinker, among others.

Net cash flow from operating activities decreased 26.3%, or S/. 47.3, from S/. 179.6 in 2011 to S/. 132.3 in 2012, due to changes in working capital in 2011, as inventories and accounts payables increased. Inventories increased due to an increase in work-in-progress and purchases of raw materials as a result of higher sales volume. Accounts payables increased as a result of the purchase of material and supplies.

Cash Flow from Investing Activities

Net cash flow used in investing activities was S/.667.4 million, primarily related to time deposits into which we have invested the proceeds from our initial public offering in 2012. Net cash flow used in investing activities in 2011 was S/.239.2 million, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to the final construction stages of the diatomite brick plant, construction work relating to the expansion of our Rioja plant, purchase of equipment for our new cement plant in Piura and other investing activities.

Net cash flow used in 2010 was S/.19.3 million, which is primarily related to the purchase of property, plant and equipment, partially offset by proceeds from the sale of Raul Copper mine concessions.

Cash Flow from Financing Activities

Net cash flow from financing activities in 2012 was S/.273.7, primarily due to the cash received from our initial public offering in 2012, which was partially offset by the payment of debt.

Net cash flow provided by financing activities in 2011 was S/.316.0 million, primarily as a result of by proceeds received from short-term credit loans with Banco de Crédito del Perú and BBVA Banco Continental, a new long-term secured loan with BBVA Banco Continental and the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, partially offset by payments on debt service and dividends.

Net cash flow used in financing activities in 2010 was S/.115.4 million, primarily as a result of debt repayment and dividend payments.

Indebtedness

As of December 31, 2012, we had total outstanding indebtedness of S/.215.5 million (US$84.5 million) as set forth in the table below.

(amounts in millions of S/.)	As of December 31, 2012	Interest rate	Maturity date
BBVA Banco Continental secured loan	202.2	6.75%	December 2018
BBVA Banco Continental	13.3	4.31%	Marzo 2013

BBVA Banco Continental Secured Loan. In December 2011, we entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$77.8 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. In addition, the loan contains the following financial covenants during the term of the loan:

•	a liquidity ratio (current assets divided by current liabilities) greater than 1.0x;

•	a leverage ratio (net debt divided by EBITDA) lower than 3.0x; and

•	an interest coverage ratio (EBITDA divided by debt service requirements) greater than 1.2x.

As of December 31, 2012, we were in compliance with all of these financial covenants.

This debt was paid in full in February 2013.

BBVA Banco Continental Overdraft Loan.In December 2012, we entered into an overdraft loan with BBVA Banco Continental in the amount of S/.50 million (US$19.6 million), of which we used S/. 13.3 million (US$5.2 million) accruing interest at an annual rate of 4.31%.

International Bonds. In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due in 2023, as part of our first international bond offering. Proceeds have been used to prepay amounts outstanding our secured loan agreement with BBVA Banco Continental and the remaining will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business.

The Senior Notes contains certain covenants, including restrictions on our and our guarantor subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless the following conditions are met:

•

the fixed charge coverage ratio for our most recently ended four fiscal quarters for which internal consolidated financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0; and

•

the consolidated debt to EBITDA ratio for the our most recently ended four fiscal quarters for which internal consolidated financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been no greater than 3.5 to 1.0, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional indebtedness had been incurred or the disqualified stock or the preferred stock had been issued, as the case may be, at the beginning of such four fiscal quarters.

In the Management’s opinion, we were in compliance with all of these financial covenants.

Derivative Financial Instruments

As of December 31, 2012, we were not party to any derivative financial instruments. We do not currently hedge against fluctuations in interest rates, foreign currency exchange rates or commodity prices.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses

As of December 31, 2012, our research and development group consisted of 19 geologists and five scientists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications, and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2012.

Geographic Breakdown

Source: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru

	Portland Cement								Other Portland Cements
Business	I		II			V			IP	I(PM)	MS	I Co
UNACEM	✓	(1)	✓	(1)		✓	(1)		✓	✓
Pacasmayo plant	✓		✓	(2)		✓			✓ (3)		✓ (2)	✓
Rioja plant	✓	(1)	✓	(1	),(4)	✓	(1	),(4)	✓			✓
Cementos Sur	✓		✓	(2)		✓	(2)		✓	✓
Yura	✓		✓	(2)		✓	(2)		✓	✓

Source: ASOCEM

(1)	Low alkaline content.
(2)	Our Portland cement II is the same as our MS cement.
(3)	We used to offer this type of cement through Selva; it is no longer available.
(4)	Manufactured upon request.

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, with an estimated deficit 1.9 million homes nationwide, according to The Ministry of Housing, Construction and Sanitation. In addition, it is estimated that approximately 200,000 families have the ability to purchase homes, particularly in the northern and southern regions, according to a report for the year 2011 issued by the Peruvian Chamber of Construction. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 21 places, from 110th in 2008 to 89th in 2012, on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes.

Distribution and Logistics

Peru’s cement market is divided into three regions circumscribed primarily by the location of established production facilities. Our facilities are located in the northern region of Peru, UNACEM controls the central region, and Yura the southern region. Cement is mainly sold in bags of 42.5 kilograms (approximately 94 pounds). However, cement can also be sold in bulk according to customer requirements.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups, which own seven cement producing companies:

•	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region.

•	UNACEM, which principally serves the central region.

•	Cementos Yura and Cementos Sur, which primarily serve in the southern region.

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

Phosphate Project

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

According to the United States Geological Survey, world total reserves of phosphate rock are estimated at approximately 67 million tons, with Morocco and the Western Sahara accounting for approximately 75% of the total global reserves. While nearly 30 countries produce phosphate products, China, the United States and Morocco are the largest producers, accounting for two-thirds of world production. The world’s top producing companies include Office Cherifien de Phosphate of Morocco, Mosaic Co. of the United States, FosAgro of Russia and Yuntianhua Group of China.

The following table sets forth world reserves and production levels for the periods indicated.

	Reserves	Production
(in tons)	2012	2011	2012E
China(1)	3,700,000	81,000	89,000
United States	1,400,000	28,100	29,200
Morocco and Western Sahara	50,000,000	28,000	28,000
Russia	1,300,000	11,200	11,300
Jordan	1,500,000	6,500	6,500
Syria	1,800,000	3,100	2,500
South Africa	1,500,000	2,500	2,500
Algeria	2,200,000	1,500	1,500
Peru	820,000	2,540	2,560
Other countries	2,780,000	33,560	36,940

World total (rounded)	67,000,000	198,000	210,000

Source: U.S. Geological Survey, Mineral Commodity Summaries, 2013

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2012.

	Payments due by period
(in millions of S/.)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness (1)	22.9	105.9	77.0	9.7	215.5
Future interest payments	13.0	25.1	7.6	—	45.7
Brine project(2)	15.0	7.8	200.3	—	223.1
Piura plant (3)	61.6	61.6	—	—	123.2
Cementos Selva plant	6.4	—	—	—	6.4

Total	118.9	200.4	284.9	9.7	613.9

(1)	Includes the BBVA Banco Continental Secured Loan and overdraft which were canceled on March 2013. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital resources—Indebtedness.”
(2)	Relates to our contractual commitment, in connection with the formation of Salmueras with Quimpac, to invest US$100.0 million to develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions. As of December 31, 2012 the group has made contributions of US$12.5 million.
(3)	Relates to our contractual commitments, in connection with the construction and operation of our new cement plant in Piura.

In addition, we have various mining fees and royalties payable to the government and third parties in connection with our concessions and surface land use.

G.	Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by the board of directors in accordance with our by-laws and Peruvian Corporate Law No. 26887 (“Peruvian Corporate Law”). Our by-laws provide for a board of directors of between seven and eleven members. Between three and five alternate directors may be elected by the shareholders to act on behalf of any director who is absent from meetings or who is unable to exercise his or her duties, when and for whatever period fixed by the chairman of the board. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

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

Duties and Liabilities of Directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to a corporation, shareholders and third parties for any damages caused by abuse of power, fraud, willful misconduct or gross negligence. In addition, pursuant to Article 3 of Law No. 29720, as of June 26, 2011, directors of companies listed on the Lima Stock Exchange are also strictly liable for any damages caused as a result of any transactions in which they were involved and which resulted in damages or other losses to the corporation. A director cannot be found liable if the director expressed disagreement at the time the vote was cast or upon learning of such transaction and if there is a record expressing such opposition.

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

Our By-laws stipulate that Directors’ compensation will be determined by the Mandatory Annual General Shareholders’ Meeting at the time it reviews the Company’s annual financial statement. The fixed portion of the Chairman’s compensation shall be twice the amount allocated to any other director. If directors are part of one or more Committees, their compensation may include an additional amount for the work performed in such Committees. The additional compensation of the directors shall not exceed the aggregate fixed portion of the compensation that the directors are entitled to receive. also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation.

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Corporate Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Further, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Corporate Law.

Neither our By-laws nor the Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this offering memorandum. All directors, with the exception of Ms. Ochoa-Brillembourg and Mr. Inchaustegui, were elected at our annual shareholders’ meeting held in March, 2011, and their term expires in March, 2014, the third anniversary from the date of election. Ms. Ochoa-Brillembourg and Mr. Inchaustegui were elected on November 28, 2011 and their term expires in March, 2014.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
Lino Abram Caballerino (1)(2)	Vice Chairman of the Board	1946
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Rolando Arellano Cueva	Director	1952
Gianfranco Castagnola Zúñiga	Director	1959
Roberto Dañino Zapata (3)	Director	1951
Hilda Ochoa-Brillembourg	Director	1945
José Raimundo Morales Dasso	Director	1946
Dionisio Romero Paoletti	Director	1965
Manuel Ferreyros Peña	Alternate director, Chief Financial Officer	1966
Robert Patrick Bredthauer	Alternate director	1947
Juan Inchaustegui Vargas	Alternate director	1938

(1)	On February 28, 2013, Mr. Lino Abram Caballerino resigned as Vice-Chairman, Director, member of the Executive Committee and member of the Antitrust Best Practices Committee.
(2)	On April 19, 2013, Mr. Moisés Naím was appointed as a member of the Board of Directors.
(3)	On April 19, 2013, Mr. Roberto Dañino Zapata was appointed Vice-Chairman of the Board of Directors.

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

Humberto Reynaldo Nadal Del Carpio.Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our director since March 2008 and Chief Executive Officer since April 2011. He has a bachelor degree in economics from Universidad del Pacífico and a Masters degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos and Salmueras. He has also been Chairman of the Board of Directors of Fondo MiVivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager, a position he held until May 2007. Mr. Nadal has also served as Business, Administration and Finance Manager of Instituto Libertad y Democracia and Chief Executive Officer of Socosani S.A.

Rolando Antonio Arellano Cueva. Mr. Arellano has been a director since March 2011. He holds a degree in psychology from Pontificia Universidad Católica del Perú, a Masters in Business Administration from ESAN and a Ph.D. in Marketing from Grenoble University, France. In addition, he is the founding partner and serves as Chairman of the Board of Arellano Investigación de Marketing S.A., is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and has taught at the Instituto Tecnológico de Monterrey in México, IESA in Caracas, among other universities. He was Director of the Master Program at ESAN, and Chairman of the Marketing Department and Director of the Master in International Business Program at Laval University, Quebec, Canada. He was the Chairman of the Peruvian Marketing Society and is the author of 16 books on business and marketing in emerging economies.

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

Roberto Dañino Zapata. Mr. Dañino has been a director since 1995. In July 2001, he resigned from our Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He holds law degrees from Pontificia Universidad Católica del Perú and Harvard Law School. He has also served as ambassador to the United States of America and Senior Vice-President and General Counsel of the World Bank. In addition, he was a partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice Chairman of the Board of Hochschild Mining plc and Chairman of Fosfatos del Pacifico S.A. and a member of the Board of Directos of Salmueras Sudamericanas S.A, and Andino Minerals Inc., all of which are member companies of the Grupo Hochschild. In Addition, he is Independent Director of Mibanco, PetroNova, Gold Fields International, La Cima S.A., CARE Perú, Results for Development, the Youth Orchestra of the Americas and ACCION International, among others.

Hilda Ochoa-Brillembourg. Ms. Ochoa-Brillembourg was appointed as a director in October 2011. She has a Bachelor of Science degree in Economics from the Universidad Católica Andres Bello of Venezuela Master’s degree in Public Administration from Harvard’s Kennedy School of Government and a PhD in Business Administration from Harvard Business School. She is the founder, and since 1987, the President and Chief Executive Officer, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is on the Board of Directors of General Mills, where she is also a member of the audit and public responsibility committees, McGraw-Hill, where she is also a member of its audit and financial policy committees, and the Atlantic Council of the United States. She is a lifetime member of the Council on Foreign Relations.

José Raimundo Morales Dasso. Mr. Morales has been a director since March 2008. He has a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico and a Master’s in Business Administration from the Wharton Business School – University of Pennsylvania. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of Salmueras Sudamericanas S.A., Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú, Banco de Crédito de Bolivia, Atlantic Security Bank and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and a member of the Board of Directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Ceramica Lima S.A., Trebol Corporacion Ceramica S.A. and JJC Contratistas Generales.

Dionisio Romero Paoletti.Mr. Romero has been a Director since March 2005. He has a degree in Economics from Brown University and a Master´s degree in Business Administration from Stanford University. He is the Chairman of the Board of Directors of Credicorp and Banco de Crédito del Perú, and the Chief Executive Officer of Credicorp since 2009. Mr. Romero has served as a board member of Banco de Crédito del Perú since 2003 and was appointed Vice Chairman in 2008. He is also the Chairman of the Board of Pacifico Peruano Suiza Cia. De Seguros y Reaseguros, Pacifico Vida Cia. De Seguros y Reaseguros and of the Grupo Romero’s companies such as: Alicorp S.A.A., Compañia Universal Textil S.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A. and Agricola del Chira, among others. Furthermore, he has been Vice Chairman of the Board of Inversiones Centenario and Director of Hermes Transportes Blindados and Banco de Crédito e Inversiones – BCI.

Manuel Ferreyros Peña.Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is an alternate member of the Board of Directors of Fosfatos del Pacífico S.A. Mr. Ferreyros has a Bachelor´s degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas—INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros.

Robert Patrick Bredthauer.Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional controller for Holderbank Management and Consulting in Nyon, Switzerland.

Juan Victoriano Inchaustegui Vargas.Mr. Inchaustegui has been a director since August 1995. He has a degree in Mechanical and Electric Engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian Minister of Energy and Mines from March 1984 to July 1985, the Minister of Industry, Tourism, Integration and Trade Negotiations from February to July 2001, and he also served as a Senator of the Republic of Peru from 1990 to 1992. He was the Chief Executive Officer of Electroperú S.A. In addition, he served as President of Asociación Promotora TECSUP and as President of the Academy of Engineering, of which he is still a member.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Carlos Pomarino Pezzia	Vice President, Cement Business	1962	2009
Manuel Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	General Counsel	1966	2008
Juan Manuel Yamamoto Shishido	Controller	1966	2006
Juan Guillermo Teevin Vasquez	Engineering and Projects Manager, Cement Business	1955	2005
Rodolfo Ricardo Jordan Musso	Industrial Development Manager, Cement Business	1952	2009
José Luis Arevalo Vega	Phosphate Project Manager	1955	2005
Joaquin Larrea Gubbins	Corporate Development Manager	1974	2011
Carlos Paul Cateriano Alzamora	Corporate Social Responsibility Manager	1957	2006
Oscar Antonio Vela Damonte	Operations Manager Piura, Cement Plant	1959	2012
Hugo Villanueva Castillo	Operations Manager, Pacasmayo and Rioja Cement Plant	1962	2012

*	In March 7, 2013, Mr. Nestor Hernán Astete Angulo was appointed Human Resources Manager by the Executive Committee.

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio.See “Item.5 Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Carlos Julio Pomarino Pezzia. Mr. Pomarino is our Vice President Cement Business since April 2009. He has a degree in economic engineering from Universidad Nacional de Ingeniería and a master in business administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of the Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as manager of administration and finance at Comercializadora de Alimentos S.A. and as chief financial officer at Fábrica de Tejidos San Jacinto S.A.

Manuel Ferreyros Peña. See “Item.5 Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand has been our General Counsel since September 2008. Previously, he was Legal Vice President and General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as a board member of Salmueras.

Rodolfo Ricardo Jordan Musso. Mr. Jordan has been our Industrial Development Manager since June 2012. He has a degree in civil engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining the Company he served as chief executive officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L, and from 2009 to 2012 he was Sales Manager for Cementos Pacasmayo

Juan Manuel Yamamoto Shishido. Mr. Yamamoto has been our Controller since 2006. He has a degree in public accounting from the Pontificia Universidad Católica del Perú and a master degree in business administration from Universidad San Ignacio de Loyola. Prior to joining the Company he served as chief financial officer of EDELNOR S.A.A. from 2002 to 2005, and from 2005 to 2006 as a deputy officer of treasury and accounting of EDEGEL S.A.A.

Juan Guillermo Teevin Vasquez. Mr. Teevin has been our Engineering and Projects Manager Cement Business since June 2012. He has a degree in mechanical engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management.

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

Joaquin Larrea Gubbins. Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a master in business administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He has served as our Zinc Business Manager for one year and as our Corporate Finance Head for five years.

Carlos Paul Cateriano Alzamora. Mr. Cateriano has been our Corporate Social Responsibility Manager since June 2012. Previously, he was our Human Resources Manager from 2006 to 2012 He has a degree in mechanical engineering from the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as the Head of Training at Banco Santander Perú S.A. from 1995 to 1999, and as a consultant at Polimeros y Adhesivos S.A. from 1995 to 1998. Mr. Cateriano also worked at Corporación Andina de Desarrollo from 1987 to 1994 and at Fábrica de Calzado Peruano from 1985 to 1987.

Oscar Antonio Vela Damonte. Mr. Vela joined Cementos Pacasmayo in 1986 and has worked in several positions within the company. In 2012 he was appointed Operations Manager for the new cement plant that is being built in Piura. Mr. Vela obtained a major degree in Mechanical Engineering and a master in Direction and Management at the University of Piura.

Hugo Pedro Villanueva Castillo. Mr. Villanueva has been our Operations Manager for the Pacasmayo and Rioja cement plant since 2012. From July 2005 to January 2012, he held that same position at Cementos Selva S.A. Furthermore, Mr. Villanueva has 15 years of working experience in different positions within the company. Mr. Villanueva received a master’s degree in business from EGADE and completed the program of High Management PAG INCAE at Costa Rica.

B.	Compensation

In 2012, total compensation paid to members of our board of directors and executive officers amounted to S/.26,687,000 (S./ 31,918,000 in 2011). This compensation included payments made in connection with the workers’ profit sharing plan under Peruvian labor laws, which require us to distribute between 8% and 10% of our annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

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

Executive Committee

Our by-laws permit us to delegate an executive committee composed of three to five members of the board of directors. Mr. Eduardo Hochschild, Mr. Roberto Dañino, Mr. Raimundo Morales, Mr. Lino Abram1 and Mr. Humberto Nadal are currently members of our Executive Committee. Our Executive Committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Our Executive Committee also performs the functions of a nominating, corporate governance and compensation committee.

Antitrust Best Practices Committee

The antitrust best practices committee is composed of three members: Mr. Humberto Nadal, Mr. Lino Abram1 and Mr. Rolando Arellano. The Antitrust Best Practices Committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Audit Committee

Our audit committee is currently composed of three directors. The current members are Ms. Hilda Ochoa-Brillembourg, who is the Chairman of the audit committee, Mr. Raimundo Morales Dasso2 and Mr. Gianfranco Castagnola Zúñiga. Ms. Hilda Ochoa-Brillembourg and Mr. Gianfranco Castagnola Zúñiga qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Ms. Hilda Ochoa-Brillembourg also qualifies as a financial expert under the SEC rules. The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors; the resolution of any disagreements between management and our external auditors; informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

D.	Employees

As of December 31, 2012 we had a total of 1,734 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2010	2011	2012
Management	15	17	29
Administrative personnel	780	910	1,050
Plant workers	606	595	655

Total	1,401	1,522	1,734

[1]	On February 28, 2013, Mr. Lino Abram Caballerino resigned as member of the Executive Committee and the Antitrust Best Practices Committee.
[2]	As of February 8th, 2013, Mr. Raimundo Morales is no longer a member of the Audit Committee.

As of December 31, 2012, approximately 20% of our employees were members of the labor unions (Sindicato Único de Trabajadores de Cantera de la Fábrica de Cementos Pacasmayo S.A.A—UEA Tembladera and Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A.) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. We completed the 2012 collective bargaining negotiations in May 2012.

Under Peruvian law, it is illegal to lay off employees without cause or without following certain formal procedures. In addition, employees who are laid off are entitled to severance payments upon termination of their employment in an amount equal to one and a half month’s salary for each full year of work performed with a maximum payment equal to 12 monthly salaries provided they are indefinite term employees. In case of fixed term employment relationship the severance payment is equal to 1.5 monthly salaries for each month, until the completion of the contract, with a maximum of 12 monthly salaries.

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2012, approximately 14% of our employees were enrolled with the national public pension fund and 86% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2012, persons who are currently members of our board of directors and our executive officers held as a group 1,235,458 of our common shares and no investment shares (not including common and investment shares held by Mr. Eduardo Hochschild through IPSA). This amount represented less than one percent of our outstanding share capital as of March 31, 2012. Mr. Eduardo Hochschild through IPSA indirectly controls 279,689,617 common shares and 16,753,544 investment shares.

Mr. Eduardo Hochschild, Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Carlos Pomarino and Mr.  Oscar Vela own individually and in the aggregate less than 1% of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2013, our issued and outstanding share capital was composed of 531,461,479 common shares. In addition, as of March 31, 2013, we had 50,503,124 investment shares outstanding.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2013.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
IPSA(1)	279,689,617	52.63%	16,753,544	33.17%	296,443,161	50.94%
IN—Fondo 2 (AFP Integra)	—	—	4,320,116	8.55%	4,320,116	0.74%
RI—Fondo 2 (AFP Prima)	21,426,408	4.03%	4,029,701	7.98%	25,456,109	4.37%
RI—Fondo 3 (AFP Prima)	23,072,818	4.34%	3,904,644	7.73%	26,977,462	4.64%
HO-Fondo 3 (AFP Horizonte)	—	—	3,760,845	7.45%	3,760,845	0.65%
HO-Fondo 2 (AFP Horizonte)	—	—	3,464,635	6.86%	3,464,635	0.60%
PR—Fondo 2 (AFP Profuturo)	—	—	3,213,358	6.36%	3,213,358	0.55%
IN—Fondo 3 (AFP Integra)	—	—	2,659,031	5.27%	2,659,031	0.46%
Directors and officers(2)	1,235,458	0.23%	—	—	1,235,458	0.21%
ADR Program	105,489,305	19.85%	—	—	105,489,305	18.13%
Other shareholders	100,547,873	18.92%	8,397,250	16.63%	108,945,123	18.72%

Total	531,461,479	100%	50,503,124	100%	581,964,603	100%

(1)	IPSA is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through IPSA

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2008 to December 31, 2012.

Shareholder	2008	2009	2010	2011	2012
IPSA	63.92%	63.92%	63.92%	63.92%	50.94%
IN—Fondo 2 (AFP Integra)	0.92%	0.92%	0.92%	0.92%	0.74%
RI—Fondo 2 (AFP Prima)	4.30%	5.76%	5.51%	5.43%	4.37%
RI—Fondo 3 (AFP Prima)	4.45%	5.78%	5.80%	5.99%	4.54%
HO-Fondo 3 (AFP Horizonte)	—	—	—	0.69%	0.65%
HO-Fondo 2 (AFP Horizonte)	—	—	—	—	0.56%
IN—Fondo 3 (AFP Integra)	0.57%	0.57%	0.57%	0.57%	0.46%
PR—Fondo 2 (AFP Profuturo)	0.58%	0.54%	0.54%	0.54%	0.55%
ADR Program	—	—	—	—	17.83%
Other shareholders	25.26%	22.51%	22.74%	21.94%	19.36%

Total	100.0%	100.0%	100.0%	100.0%	100.00%

In February 2012, we issued 100,000,000 common shares, or 18.82% of the outstanding common shares, in the form of ADSs listed on the New York Stock Exchange. In March 2012, we issued an additional 11,484,000 common shares, or 2.16% of the outstanding common shares,in the form of ADSs listed on the New York Stock Exchange, when the underwriters exercise their over-allotment option.

In March 30 2012, we issued 927,783 investment shares, or 1.84% of the outstanding investment shares, pursuant to a preemptive right offer in connection with our issuance of ADSs.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities held in the host country

On February 7, 2012, we completed our initial equity offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. As a result, our ADSs are listed on the New York Stock Exchange. As of March 31, 2013, we estimate that there are 21,097,861 ADSs, which represented 19.85% of our common shares outstanding. We estimate that as of March 31, 2013, the number of record holders of our common shares (or ADSs representing our common shares) that file form 13-F in the United States was 32.

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

In 2012, we had an accounts receivable balance with IPSA, our controlling shareholder, in the amount of S/.70,000. The accounts receivable balance relates to fees owed by our controlling shareholder for legal and corporate services we provide to it.

The following transactions have been entered into by us with related parties:

•

We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/.291,000 in 2010, S/.284,000 in 2011; and S/.273,000 in 2012.

•	We lease part of our headquarters as office space to IPSA. We received rental payments of S/.150,000 in 2010, S/.158,000 in 2011; and S/.176,000 in 2012.

•	We provide back office management and administrative services to IPSA, for which we received S/.360,000 in 2010 ,S/.376,000 in 2011; and S/.376,000 in 2012.

•

In February 2011, the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.6,965,000 with annual interest rate of 6.0%, for which we received interest payments of S/.7,000 in 2011. This loan was collected in February and March 2011.

•

In March 2010 the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.28,553,000 with annual interest rate of 6.0%. This loan was repaid in December 2010. The income interest generated from this loan amounted to S/.421,000.

•

In July 2012 the Company provided a loan to Servicios Corporativos Pacasmayo S.A.C. for a total amount of S/.240,000 accruing interest at an annual rate of 6%, for which we received interest payments of S/.7,000 in 2012. This loan was collected in October 2012.

IPSA and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 25 to our annual consolidated financial statements included elsewhere in this annual report.

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

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2008 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share
		(in S/.)
2008(1)	232,887,000	0.49597
2009	25,000,000	0.05324
2010(2)	73,000,000	0.15547
2011	91,000,000	0.19380
2012	52,000,000	0.08935

(1)	Represents an extraordinary dividend payment following the sale of the Zemex businesses in the United States and Canada.
(2)	In March 2010, we sold our Raul copper mine concessions. In April 2010, we declared an extraordinary dividend payment.

In the annual shareholders’ meeting held on March 26, 2013, the shareholders unanimously approved the financial statements for fiscal year 2012 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends on account of fiscal year 2013 earnings.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC”. On April 25, 2013, the closing price on New York Stock Exchange was 14.17 per ADS.

The following table sets forth for each of the most recent two months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(inUS$.)	High	Low
2012:
February (beginning February 8th)	11.93	9.82
March	11.76	10.87
April	12.77	11.59
May	12.54	10.66
June	11.45	9.95
July	10.72	9.30
August	9.57	9.10
September	11.54	9.26
October	11.85	10.87
November	12.94	11.57
December	14.26	11.91
2013:
January	14.93	13.01
February	14.54	12.77
March	15.42	13.47
April (through April 25, 2013)	15.31	13.72

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1”, respectively. On April 25, 2013, the closing price on the Lima Stock Exchange was S/.7.30 per common share and S/.6.35 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited.

The following table sets forth for the five most recent full years the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/.)	High	Low	High	Low
2007	8.00	3.96	7.30	4.20
2008	5.55	1.36	4.40	1.65
2009	3.60	1.77	3.20	1.60
2010	7.92	3.08	7.21	3.00
2011	8.45	4.25	7.48	4.05
2012	6.90	4.75	6.00	4.45

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in nuevos soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2010:
First quarter	3.75	3.08	3.54	3.00
Second quarter	5.23	3.75	4.80	3.60
Third quarter	6.15	4.25	5.10	4.05
Fourth quarter	7.92	6.16	7.21	5.25
2011:
First quarter	8.45	6.15	7.48	6.50
Second quarter	7.12	5.45	6.80	5.25
Third quarter	6.20	4.75	6.01	4.85
Fourth quarter	5.80	4.25	4.70	4.05
2012:
First quarter	6.90	5.65	6.00	4.45
Second quarter	6.80	5.45	5.90	5.80
Third quarter	5.95	4.75	5.00	4.99
Fourth quarter	6.85	5.80	5.95	4.50

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2012:

October	6.02	5.80	5.00	4.50
November	6.51	5.97	5.85	4.80
December	6.85	6.38	5.95	5.92
2013:
January	7.25	6.70	6.30	6.15
February	7.20	6.80
March	7.65	7.00	6.25	6.10
April (through April 25, 2013)	7.55	7.26	6.35	6.25

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2012, there were 282 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2012, The Lima Stock Exchange had a share capital of S/.59,715,840, divided into 56,405,407 class “A” shares and 3,310,433 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2012, the Lima Stock Exchange had 131 class “A” shareholders and 72 class “B” shareholders.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the first Monday of November through the second Sunday of March of each year, trading hours are Monday through Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:55 p.m. (trading); 2:55 p.m.-3:00 p.m. (after-market sales); and 3:00 p.m.-3:10 p.m. (after-market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-3:55 p.m. (trading); 3:55 p.m.-4:00 p.m. (after-market sales); and 4:00 p.m.-4:10 p.m. (after-market trading).

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

Pursuant to the Securities Market Law, broker-dealers must maintain a guarantee fund. This guarantee fund must be managed by an entity supervised by the Peruvian Securities Commission. Contributions to the guarantee fund must be made by the 26 broker-dealers that are members of the Lima Stock Exchange and are based on the volume traded over the exchange. As of December 31, 2010, the fund had approximately S/.35 million (approximately US$12.6 million). In addition to the guarantee fund managed, each broker-dealer is required to maintain a guarantee in favor of the Peruvian Securities Commission to guarantee any liability that broker-dealers may have with respect to their clients. Such guarantees are generally established through letters of credit issued by local banks.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2013, we had 531,461,479 common shares outstanding. As of March 31, 2013, there were 7,420 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one owner). Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2013, we had 50,503,124 investment shares. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of the company’s equity. As of March 31, 2013, there were 458 owners of record of our investment shares. Our investment shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Other shareholders’ meetings are convened by the board of directors when deemed convenient by the Company or when it is requested by the holders of at least 20% of our common shares. If, at the request of holders of 20% of the common shares, the shareholders’ meeting is not convened by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or a competent judge will call pursuant to Law N° 29560 for such meeting at the request of holders of at least 20% of our common shares. If a public notary or competent judge calls for a shareholders’ meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

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

On December 31, 2007, we entered into a contract of general management and provision of services with IPSA, pursuant to which we provide legal and corporate services to it. See “Item 7. Major Shareholders and Related Party Transactions—A. Related Party Transactions.”

On February 1, 2008, we entered into a surface rights agreement with Compañía Minera Ares S.A.C., pursuant to which we lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. See “Item 7. Major Shareholders and Related Party Transactions—A. Related Party Transactions.”

On June 30, 2008, we entered into a property lease agreement with IPSA pursuant to which we lease part of our headquarters as office space to IPSA. See “Item 7. Major Shareholders and Related Party Transactions—A. Related Party Transactions.”

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which expires in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.”

On December 27, 2011, we entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. This loan was paid in full in February 2013. See “Item 5. Operating and Financial Revenues and Prospects—B. Liquidity and Capital Resources.”

In 2012, we entered into a supply agreement, later amended in 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Pirua; which is expected to have an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, as part of our first international bond offering. Proceeds have been used to prepay amounts outstanding our secured loan agreement with BBVA Banco Continental and the remaining will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business.

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

On December 31, 2010, Law No. 29645 was enacted and took effect from January 1, 2011. This law states that in transactions relating to Peruvian securities through the Lima Stock Exchange, CAVALI S.A. ICLV (the Peruvian clearing house) will act as withholding agent to the extent that such transactions are settled in cash through CAVALI’s account (liquidación en efectivo). The implementing regulations of Law No. 29645 enacted on July 9, 2011 provide that CAVALI will begin acting as a withholding agent as from November 1, 2011. As a result, while such regulations do not come into force with regard to securities transferred though the Lima Stock Exchange by a Non-Peruvian Holder, such transferor must still self-assess and pay its income tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned. With respect to transactions of Peruvian securities conducted through the Lima Stock Exchange that are settled directly without CAVALI’s intervention (liquidación directa), Non-Peruvian Holders are required to self-assess and pay income taxes directly to the Peruvian tax authorities within the first 12 working days following the month in which income from a Peruvian source was earned. Finally, if the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent.

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

We make our filings in electronic form under the EDGAR filing system of the SEC. Our filings are available through the EDGAR system at www.sec.gov. In addition, our filings are available to the public over our website www.cementospacasmayo.com.pe. Such filings and other information on our website are not incorporated by reference in this annual report. You may request a copy of this filing, and any other report, at no cost, by writing to us at the following address or telephoning us:

Investor Relations Department

Calle La Colonia 150,

Urbanización El Vivero, Surco,

Lima, Peru.

Tel.: + (511) 317-6000

E-mail: cbustamante@cpsaa.com.pe

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

As of the end of the period covered by this annual report, management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2012. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Medina, Zaldívar, Paredes & Asociados SCRL, member firm of Ernst & Young Global, an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 18—Financial Statements.”

C.	Attestation Report of the Registered Public Accounting Firm

We have audited Cementos Pacasmayo S.A.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cementos Pacasmayo S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the 2012 consolidated financial statements of Cementos Pacasmayo S.A.A. and subsidiaries and our report dated April 29, 2013, expressed an unqualified opinion thereon.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our next Form 20-F to be filed with the SEC. During the year ended December 31, 2012, no such amendment was made or waiver granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Medina, Zaldívar, Paredes & Asociados SCRL, member firm of Ernst & Young Global, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2011 and 2012.

	Year Ended December 31,
	2011	2012
	(in thousands of S/.)
Audit fees	1,347	1,609
Audit-related fees	2,194	210
Tax fees	253	315
All other fees	1,293	1,893

Total fees	5,086.2	4,027

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees in 2012 correspond to delivery of comfort letters.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees in 2012 primarily correspond to compliance services related to the US Sarbanes Oxley Act requirements.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of Cementos Pacasmayo S.A.A.’s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-35401)

4.1	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Loesche GmbH

4.2	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda.

4.3	Addendum 1 to the Equipment Supply Contract between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda. dated February 21, 2013.

4.4	Steel Structure Supply Contract, dated September 28, 2012 between the Registrant and Polysius Ingenieria y Servicios del Perú S.A.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

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

Date: April 29, 2013

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2012 and 2011 with the report of the Independent Auditors’ Report

Content

Report of the Independent Auditors’ Report

Consolidated financial statements

Consolidated statements of financial position

Consolidated income statements

Consolidated statements of comprehensive income

Consolidated statements of changes in equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated statement of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”), as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, shareholders’ equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of the Independent Registered Public Accounting Firm

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion thereon.

Lima, Perú,

April 29, 2013

Countersigned by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31,

	Note	2012	2011
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	6	473,785	363,279
Trade and other receivables	7	69,395	78,377
Income tax prepayments		21,464	705
Inventories	8	278,149	206,102
Prepayments		10,616	11,629

		853,409	660,092

Non-current assets
Other receivables	7	36,110	29,146
Available-for-sale financial investments	9	34,887	22,074
Property, plant and equipment	10	1,394,835	1,197,401
Exploration and evaluation assets	11	49,486	29,895
Deferred income tax assets	15	13,438	7,813
Other assets		1,159	1,404

		1,529,915	1,287,733

Total assets		2,383,324	1,947,825

Liabilities and equity
Current liabilities
Trade and other payables	12	132,764	128,485
Interest-bearing loans and borrowings	14	22,884	139,048
Income tax payable		75	12,870
Provisions	13	24,029	28,694

		179,752	309,097

Non-current liabilities
Interest-bearing loans and borrowings	14	192,571	451,546
Other non-current provisions	13	16,578	10,909
Deferred income tax liabilities, net	15	100,308	102,688

		309,457	565,143

Total liabilities		489,209	874,240

Equity	16
Capital stock		531,461	418,777
Investment shares		50,503	49,575
Additional paid-in capital		558,478	—
Legal reserve		105,221	90,451
Other components of equity		16,711	8,029
Retained earnings		570,878	473,721

Equity attributable to owners of the parent		1,833,252	1,040,553
Non-controlling interests		60,863	33,032

Total equity		1,894,115	1,073,585

Total liabilities and equity		2,383,324	1,947,825

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated income statements

For the years ended December 31,

	Note	2012	2011	2010
		S/.(000)	S/.(000)	S/.(000)
Sales of goods	17	1,169,808	994,970	898,047
Cost of sales	18	(713,058)	(569,515)	(478,990)

Gross profit		456,750	425,455	419,057

Operating income (expenses)
Administrative expenses	19	(203,067)	(196,196)	(158,697)
Selling and distribution expenses	20	(30,865)	(23,707)	(16,501)
Other operating income, net	22	7,706	9,338	16,661
Impairment of zinc mining assets	10(b)	—	(95,994)	—
Net gain on sale of land and mining concession	22(a)	—	—	75,887

Total operating expenses, net		(226,226)	(306,559)	(82,650)

Operating profit		230,524	118,896	336,407

Other income (expenses)
Finance income	23	23,326	2,695	3,277
Finance costs	24	(23,771)	(19,219)	(15,038)
(Loss) gain from exchange difference, net	5	(736)	1,476	2,568

Total other expenses, net		(1,181)	(15,048)	(9,193)

Profit before income tax		229,343	103,848	327,214

Income tax expense	15	(73,743)	(38,379)	(104,105)

Profit for the year		155,600	65,469	223,109

Attributable to:
Owners of the parent		159,005	67,694	223,219
Non-controlling interests		(3,405)	(2,225)	(110)

		155,600	65,469	223,109

Earnings per share	26
Basic and diluted profit for the year attributable to holders of common shares and investment shares of the parent (S/. per share)		0.28	0.14	0.48

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31,

	Note	2012	2011	2010
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		155,600	65,469	223,109

Other comprehensive income
Change in fair value of available-for-sale financial investments	9(a)	12,813	(8,739)	12,517
Deferred income tax related to component of other comprehensive income	15	(3,844)	2,622	(3,754)
Exchange differences on translation of foreign currency		(321)	(274)	(200)

Other comprehensive income for the year, net of income tax		8,648	(6,391)	8,563

Total comprehensive income for the year, net of income tax		164,248	59,078	231,672

Total comprehensive income attributable to:
Owners of the parent		167,687	61,332	231,782
Non-controlling interests		(3,439)	(2,254)	(110)

		164,248	59,078	231,672

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2012, 2011 and 2010

	Attributable to owners of the parent
	Capital stock	Investment shares	Additional paid- in capital	Legal reserve	Available-for- sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Balance as of January 1, 2010	418,777	49,575	—	53,384	6,611	(783)	306,100	833,664	849	834,513
Profit for the year	—	—	—	—	—	—	223,219	223,219	(110)	223,109
Other comprehensive income	—	—	—	—	8,763	(200)	—	8,563	—	8,563

Total comprehensive income	—	—	—	—	8,763	(200)	223,219	231,782	(110)	231,672

Dividends, note 16 (h)	—	—	—	—	—	—	(73,000)	(73,000)	—	(73,000)
Dividends on treasury shares	—	—	—	—	—	—	110	110	—	110
Appropriation of legal reserve, note 16 (e)	—	—	—	20,761	—	—	(20,761)	—	—	—

Balance as of December 31, 2010	418,777	49,575	—	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the year	—	—	—	—	—	—	67,694	67,694	(2,225)	65,469
Other comprehensive income	—	—	—	—	(6,117)	(245)	—	(6,362)	(29)	(6,391)

Total comprehensive income	—	—	—		(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends, note 16 (h)	—	—	—	—	—	—	(91,000)	(91,000)	—	(91,000)
Incorporation of non-controlling interests, note 1	—	—	—	—	—	—	77,665	77,665	34,547	112,212
Appropriation of legal reserve, note 16 (e)	—	—	—	16,306	—	—	(16,306)	—	—	—

Balance as of December 31, 2011	418,777	49,575	—	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	—	—	—	—	—	—	159,005	159,005	(3,405)	155,600
Other comprehensive income	—	—	—	—	8,969	(287)	—	8,682	(34)	8,648

Total comprehensive income	—	—	—	—	8,969	(287)	159,005	167,687	(3,439)	164,248

Proceeds from the issue of common and investment shares, note 1	111,484	928	561,191	—	—	—	—	673,603	—	673,603
Appropriation of legal reserve, note 16(e)	—	—	—	14,770	—	—	(14,770)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	(52,000)	(52,000)	—	(52,000)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	—	—	—	—	—	4,922	6,122	—	6,122
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,713)	—	—	—	—	(2,713)	2,713	—

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31,

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Operating activities
Profit before income tax	229,343	103,848	327,214
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	47,954	47,633	36,288
Long-term incentive plan	5,529	6,000	—
Gain on disposal of land and mining concession	(3,901)	—	(75,887)
Provision (recovery) of impairment of inventories	3,278	—	(8,549)
Write-off of exploration and evaluation costs	2,447	—	—
Adjustment as a result of physical inventories	(4,107)	—	—
Discount rate adjustment of long-term incentive plan	140	—	—
Write-off of intangibles	—	—	1,363
Impairment of zinc mining assets	—	95,994	—
Finance costs	23,771	19,219	15,038
Finance income	(23,326)	(2,695)	(3,277)
Other operating, net	(206)	1,666	4,734

Working capital adjustments
Decrease (increase) in trade and other receivables	17,224	(20,496)	(11,977)
Decrease (increase) in prepayments	1,013	(620)	(1,862)
Increase in inventories	(71,218)	(45,786)	(28,422)
Increase in trade and other payables	2,411	25,929	25,556

	230,352	230,692	280,219

Interests received	7,514	2,695	2,218
Interests paid	(26,412)	(19,059)	(13,782)
Income tax paid	(111,723)	(81,990)	(89,105)

Net cash flows provided by operating activities	99,731	132,338	179,550

Consolidated statement of cash flows (continued)

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Investing activities
Increase in time deposits with original maturities greater than 90 days	(403,950)	—	—
Purchase of property, plant and equipment	(248,194)	(240,598)	(97,978)
Purchase of exploration and evaluation assets	(22,038)	(617)	(12,086)
Purchase of other non-current assets	—	—	(1,443)
Proceeds from sale of property, plant and equipment	6,828	2,053	13,742
Proceeds from sale of assets classified as held for sale	—	—	78,424

Net cash flows used in investing activities	(667,354)	(239,162)	(19,341)

Financing activities
Proceeds from issuance of common and investment shares	666,180	—	—
Payment of borrowings	(388,394)	(119,674)	(163,952)
Contribution of non-controlling interests	28,557	4,779	—
Proceeds from bank overdraft and borrowings	13,255	403,013	121,000
Dividends paid	(52,016)	(90,761)	(72,606)
Proceeds from sale of treasury shares	6,122	—	—
Proceeds from incorporation of non-controlling interests	—	118,630	—
Proceeds from dividends on treasury shares	—	—	110

Net cash flows provided by (used in) financing activities	273,704	315,987	(115,448)

Net (decrease) increase in cash and cash equivalents	(293,919)	209,163	44,761
Net foreign exchange difference	475	(377)	(1,928)
Cash and cash equivalents as of January 1	363,279	154,493	111,660

Cash and cash equivalents (net of outstanding bank overdrafts) as of December 31	69,835	363,279	154,493

Significant non-cash investing and financing activities:
Finance lease, note 10(c)	—	—	32,834

The accompanying notes are an integral part of these consolidated financial statement.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2012 and 2011

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of December 31, 2012 (63.92% and 67.47%, respectively, as of December 31, 2011). The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s Northern region.

The consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2012 were authorized for issue by the Management of the Company on April 29, 2013.

As of December 31, 2012, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Zemex LLC.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described:

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

•

Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite. In the Board of Directors’Meeting held on December 21, 2011, the Company agreed to sell 30 percent of the shares of this subsidiary to MCA Phosphates Pte. Ltda. ,hereinafter “MCA” (subsidiary of Mitsubishi Corporation, hereinafter “Mitsubishi”) for an aggregate purchase price of approximately US$46,100,000. As a consequence of this transaction the Group recognized a gain directly in equity, net of tax, commissions and other minor related costs for S/.77,665,000. In relation to this sale of shares, on December 29, 2011, Mitsubishi entered into an off-take agreement to purchase the future production of phosphate rock from this subsidiary. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for additional 5 years upon expiration, see note 27. According to the business plan for the phosphate project, the subsidiary should be able to start production of phosphoric rock early 2016. Additionally, the Company and MCA signed a shareholders’ agreement including some clauses about “super-majority decisions” that needs to agreed between these parties and a call option and put option to be exercised by the Company and MCA, specifically in any deadlock decision or unexpected event defined in such agreement, see note 27. Management considers that the value to be recorded for those options is not significant at the date of the consolidated financial statements.

Notes to the consolidated financial statements (continued)

•

Zemex LLC was a diversified corporation, engaged in mining activities in United States of America and Canada. In 2007, the Company reformulated its growth strategy and decided to discontinue participating in such industrial minerals business. As of December 31, 2012 and 2011, Zemex LLC only holds shares in subsidiaries with no operation activity.

•

Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011 as a result of the spin-off of the assets and liabilities of the brine project located in the northern region of Peru. As a result of this spin-off and certain contributions made by Quimpac S.A. a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%. In order to develop this project the Company signed a shareholder’s agreement with Quimpac S.A. including some minority protective rights. The Company also has committed to invest US$100,000,000, see note 27. The contributions made by Quimpac S.A. at the incorporation of this subsidiary amounted to S/.4,779,000.

As of December 31, 2012 and 2011, the Company has a direct 100 percent interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Zemex LLC	89.53
Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacífico S.A.	70.00

Notes to the consolidated financial statements (continued)

Issuance of new common and investment shares

Common shares -

At the Board of Directors’ Meeting held on January 6, 2012, directors agreed to the issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC. As a consequence, on February 7, 2012 the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,540,000 (net of related commissions and costs), equivalent to S/.591,869,000.

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions and costs), equivalent to S/.68,616,000.

The total outstanding common shares as of the date of this report are 531,461,479 shares, from these 111,484,000 are listed in the New York Stock Exchange and 419,979,479 in Lima Stock Exchange.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.556,424,000 (net of commissions and other related costs for S/.27,490,000 and tax effects for S/.7,423,000) was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

Investment shares -

In March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company. The total investment shares offer by the Company were 13,574,990, from these only 927,783 were exercised, equivalent to S/.928,000.

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

2.	Summary of significant accounting policies -

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and certain financial instruments, that have been measured at fair value. The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2012, 2011 and 2010:

	Assets		Liabilities		Net equity			Net income (loss)
Entity	2012	2011	2012	2011	2012	2011	2010	2012	2011	2010
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. y Subsidiarias	252,826	236,205	119,580	64,038	133,246	172,167	109,784	6,179	17,415	10,148

Distribuidora Norte Pacasmayo S.R.L.	196,708	162,467	101,871	75,705	94,837	86,762	78,598	10,721	9,600	13,321

Zemex LLC	9,731	7,063	—	—	9,731	7,063	6,235	3,859	(553)	(823)

Empresa de Transmisión Guadalupe S.A.C.	19,226	18,512	1,130	1,278	18,096	17,234	16,578	862	659	718

Fosfatos del Pacífico S.A.	175,613	96,241	5,257	3,801	170,356	92,440	51,121	(9,588)	(6,882)	(4,155)

Salmueras Sudamericanas S.A.	39,490	22,001	4,692	3,487	34,798	18,514	—	(3,716)	(527)	—

2.3	Summary of significant accounting policies -

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

2.3.1	Cash and term deposits -

Cash and cash equivalents presented in the statement of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three month or less,. In the statement of financial position these amounts includes some long-term deposits with maturities greater than three month.

2.3.2.	Financial instruments-initial recognition and subsequent measurement -

(i)	Financial Assets -

Initial recognition and measurement -

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial investments, call options or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

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

The Group’s financial assets include cash and term deposits trade and other receivables, call options, and available-for-sale financial investments.

Notes to the consolidated financial statements (continued)

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

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2012 and 2011.

Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement in finance costs for loans and in selling and distribution expenses for receivables.

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

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2012 and December 31, 2011.

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

Notes to the consolidated financial statements (continued)

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2012 and 2011.

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

Notes to the consolidated financial statements (continued)

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the consolidated income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If the estimated loss decreases, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. If a future write-off is later recovered, the recovery is credited to finance costs in the consolidated income statement.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

Notes to the consolidated financial statements (continued)

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement – is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses on equity investment are not reversed through the consolidated income statement; increases in their fair value after impairments are recognized directly in other comprehensive income.

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans, and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

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

The Group has not designated any financial liability upon initial recognition as at fair value through profit or loss as of December 31, 2012 and 2011.

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

Notes to the consolidated financial statements (continued)

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

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Translation differences from foreign subsidiaries -

The financial statements of the subsidiary Zemex LLC are expressed in United States dollars (its functional currency). On consolidation, the assets and liabilities of this subsidiary are translated into nuevos soles at the rate of exchange prevailing at the reporting date and their income statements are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit or loss.

Notes to the consolidated financial statements (continued)

2.3.4	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials

•	Purchase cost determined using the weighted average method.

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

The Group capitalizes borrowing costs for all eligible assets where construction was commenced since the adoption of IFRS (January 1, 2009). Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

Borrowing costs for exploration and evaluation assets are recognized in the consolidated statement of income in the period they are incurred.

Notes to the consolidated financial statements (continued)

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

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgements, estimates and assumptions (Note 2.3.12) and provisions (Note 13) for further information about the recorded decommissioning provision.

Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalized. All other repair and maintenance costs are recognized in the consolidated income statement as incurred.

Notes to the consolidated financial statements (continued)

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

2.3.8	Mining concessions -

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

Notes to the consolidated financial statements (continued)

2.3.9	Mine development costs and stripping costs

Mine development costs

Mine development costs incurred are stated at cost. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

Stripping costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of the cost of production.

2.3.10	Exploration and evaluation assets -

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

No amortization is charged during the exploration and evaluation phase.

2.3.11	Ore reserve and resource estimates -

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

Notes to the consolidated financial statements (continued)

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

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

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

Notes to the consolidated financial statements (continued)

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

Operating lease income -

Income from operating lease of mining concessions was recognized on a monthly accrual basis during the term of the lease,and is calculated based on market prices, which are applied to monthly copper production. Revenues from lease of mining concessions were generated until March 31, 2010, when the subsidiary Corianta S.A. completed the sale of the “Mina Raul” concession to Compañía Minera Condestable S.A.A. See note 22.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made. In connection with this, the mining royalty portion obtained from operating margin is treated under IAS 12 and the remaining royalty, obtained from sales, is registered as expense of the year.

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

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. The Company had common shares in treasury through a subsidiary until 2012, when these shares were disposed, see note 16(c).

2.3.18	New amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

•	IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

•	IFRS 7 Financial Instruments : Disclosures – Enhanced Derecognition Disclosure Requirements

The adoption of the standards or interpretations is described below:

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January, 1 2012 and has been no effect on the Group’s financial position, performance or its disclosures.

•	IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendment is effective for annual periods beginning on or after July, 1 2011. The amendment had no impact to the Group.

•	IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognised assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after July,1 2011. The Group does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements.

Notes to the consolidated financial statements (continued)

2.3.19	Modifications to the consolidated financial statements of prior year

As of December 31, 2012, the Company made the following reclassifications in its consolidated financial statements for the year ended December 31, 2011:

•

On the consolidated statement of cash flow, S/.118,630,000 cash proceeds from the sale of 30% ownership in Fosfatos del Pacífico S.A. (see note 1), were reclassified from cash flows from investing activities to cash flows related to financing activities.

•

On the consolidated statement of financial position, S/.37,217,000 related to deferred income tax asset caption was reclassified to and netted against “deferred income tax liabilities”, to provide a fair presentation of these captions according to IAS 12 that states the deferred tax assets and liabilities should be offset if, and only if, the entity has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities concerned relate to income taxes raised by the same taxation authority.

3.	Significant accounting judgments, estimates and assumptions

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to the financial statements. The key areas are summarized below:

•	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.

•	Recognition of exploration and evaluation assets – note 2.3.10.

•	Determination of ore reserves and resources - note 2.3.11.

•	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.

•	Review of the amount and timing of rehabilitation costs – note 2.3.13 and note 13.

•	Income tax – note 2.3.16 and note 15.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective

Certain new standards and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2013 or later periods and have not been adopted early by the Group. Those that are applicable to the Group are as follows:

•	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Group’s financial position or performance.

•	IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

•	IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

•	IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. These amendments will not impact the Group’s financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

•	IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

•	IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities.

Notes to the consolidated financial statements (continued)

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group. This standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. This standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Annual Improvements May 2012

These improvements will not have an impact on the Group, but include:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards

•	IAS 1 Presentation of Financial Statements

•	IAS 16 Property Plant and Equipment

•	IAS 32 Financial Instruments, Presentation

•	IAS 34 Interim Financial Reporting

Notes to the consolidated financial statements (continued)

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2012, the exchange rates for transactions in United States dollars, published by this institution, were S/.2.549 for purchase and S/.2.551 for sale (S/.2.695 for purchase and S/.2.697 for sale as of December 31, 2011).

As of December 31, 2012 and 2011, the Group had the following assets and liabilities in United States dollars:

	2012	2011
	US$(000)	US$(000)

Assets

Cash and term deposits	10,677	50,591

Trade and other receivables	17,920	9,124

	28,597	59,715

Liabilities

Trade and other payables	22,432	20,092

Interest-bearing loans and borrowings	—	22,129

	22,432	42,221

Net asset position	6,165	17,494

As of December 31, 2012 and 2011, the Company had no financial instruments to hedge its foreign exchange risk.

During 2012 the net loss originated by assets and liabilities in foreign currency was approximately S/.736,000 (net gain of S/.1,476,000 and S/.2,568,000 during 2011 and 2010, respectively) and it is presented in “(loss) gain from exchange difference, net” caption in the consolidated income statements.

Notes to the consolidated financial statements (continued)

6.	Cash and term deposits

(a)	This caption was made up as follows:

	2012	2011
	S/.(000)	S/.(000)

Cash on hand	1,973	2,786

Cash at bank (b)	37,870	228,150

Short-term deposits (c)	29,992	132,343

Cash balances included in the consolidated statements of cash flows	69,835	363,279

Time deposits with original maturity greater than 90 days (c)	403,950	—

	473,785	363,279

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield based on daily bank deposit rates. As of December 31, 2011 these bank accounts included approximately US$46,100,000 (equivalent to S/.124,399,000), as a result of the sale of minority interests of the subsidiary Fosfatos del Pacífico S.A., see note 1.

(c)	As of December 31, 2012 and 2011, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These time deposits, with original maturities of less than three months, were collected in January 2013 and 2012, respectively. As of December 31, 2012, the long-term deposits were held in local banks, were freely available and earned interest at the respective market rates, and have original maturities of 18 months. As of December 31, 2012 the long-term deposits generated interests for S/.20,760,000 approximately, from this amount S/.15,812,000 are pending of collection, see note 7(a).

These short and long-term deposits include part of the proceeds obtained through the issuance of new common shares, see note 1, and S/.202,200,000 related to a loan received in December 31, 2011.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables (b)	41,388	41,802	—	—
Interests receivables, note 6(c)	15,812	—	—	—
Funds restricted to tax’ payments	790	—	—	—
Loans to employees	379	427	4	117
Accounts receivable from Parent company and affiliates, note 25	147	422	—	—
Other accounts receivable	8,742	2,376	966	1,050
Allowance for doubtful accounts (e)	(168)	(63)	—	—

Financial assets classified as receivables (f)	67,090	44,964	970	1,167

Value-added tax credit (c)	2,305	31,780	25,170	18,009
Tax refund receivable (d)	—	1,633	9,970	9,970

Non-financial assets classified as receivables	2,305	33,413	35,140	27,979

	69,395	78,377	36,110	29,146

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. According to the Peruvian current tax rules, the Company has the right to compensate this credit against the value-added tax to be generated on the future sales of these entities. In addition, this kind of tax credit never expires. From the total amount, S/.20,619,000 will be mainly recovered from 2016 and thereafter through the value-added tax to be generated from the future sales of phosphates since 2016.

(d)	As of December 31, 2012 and 2011, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Group’s legal advisors, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)	The movement of the allowance for doubtful accounts is as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Opening balance	63	1,525	1,525
Additions	105	—	—
Write-off	—	(1,462)	—

Ending balance	168	63	1,525

(f)	The ageing analysis of trade and other accounts receivable as of December 31, 2012 and 2011, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2012	68,060	54,056	7,652	1,232	451	301	4,368
2011	46,131	5,799	26,089	7,490	3,105	1,307	2,341

8.	Inventories

(a)	This caption is made up as follows:

	2012	2011
	S/.(000)	S/.(000)

Goods and finished products	23,924	22,209
Work in progress	56,018	52,642
Raw materials	73,938	21,730
Packages and packing	1,031	685
Fuel and carbon	54,074	49,277
Spare parts and supplies	66,587	54,626
Inventory in transit	10,368	9,446

	285,940	210,615
Less - Provision for inventory obsolescence and net realizable value (b)	(7,791)	(4,513)

	278,149	206,102

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Opening balance	4,513	4,857	13,353
Charge for the year	3,278	—	381
Recoveries	—	—	(8,549)
Write-offs	—	(344)	(328)

Final balance	7,791	4,513	4,857

During 2012, S/.3,278,000 was recognized as an expense for inventories carried at net realizable value and inventory obsolescence. During 2010, the reversal of the provision for inventory obsolescence and impairment arose from an increase in net realizable value of zinc calcine inventory during 2010, in line with the increase of the international prices of zinc during this year.

9.	Available–for-sale financial investments

(a)	Movement in available-for-sales financial investments is as follow:

	2012	2011
	S/.(000)	S/.(000)

Beginning balance	22,074	30,813
Fair value change recorded in other comprehensive income	12,813	(8,739)

Ending balance	34,887	22,074

(b)	Available-for-sale financial investments include the following:

	2012
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	381	831
Equity securities – unlisted Peruvian company	8,399	25,657	34,056

Total	8,849	26,038	34,887

Notes to the consolidated financial statements (continued)

	2011
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	76	526
Equity securities – unlisted Peruvian company	8,399	13,149	21,548

Total	8,849	13,225	22,074

During the period there were no reclassifications between quoted and unquoted investments.

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (previously known as Cementos Lima S.A.) shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Union Andina de Cementos S.A.A. with a participation of 48.99% in its capital stock as of December 31, 2012 (68.03% as of December 31, 2011). The only significant asset of SIA is its investment in Union Andina de Cementos S.A.A. (which represents the 99% of the SIA´s total assets). SIA has no operations.

As of December 31, 2012 the fair value of SIA’s unlisted shares is calculated applying its 48.99% interest to the fair value of Union Andina de Cementos S.A.A.´s shares, which are listed in the Lima Stock Exchange (68.03% as of December 31, 2011).

(c)	The breakdown of the investments in equity securities held for the years 2012 and 2011, is as follows (number of shares):

Unión Andina de Cementos S.A.A. (*)	256,624
Sindicato de Inversiones y Administración S.A. (SIA) (**)	4,825

(*)	Represents 0.016% of its common shares (0.022% as of December 31, 2011).
(**)	Represents 1.21% of its common shares.

Notes to the consolidated financial statements (continued)

The movement of the number of shares of Union Andina de Cementos S.A.A. as of December 31, 2012 and 2011 is as follows:

	2012	2011

Beginning balance	256,624	18,500
Increase of shares due to changes in nominal amount (from S/.10 to S/.1 per share)	—	166,500
Issue of shares by capitalizations	—	71,624

Ending balance	256,624	256,624

These changes in the number of outstanding shares of Union Andina de Cementos S.A.A. has not represent any change in the Group’s share of that investment.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2011	62,134	30,283	190,435	211,607	575,934	26,765	79,912	30,725	4,575	51,418	1,263,788
Additions	11,400	4,984	9,018	713	39,600	443	21,574	4,249	—	148,617	240,598
Disposals	(61)	—	(97)	—	(537)	(61)	(4,390)	(150)	—	(386)	(5,682)
Transfers	—	—	—	(781)	4,285	4	1,056	(1)	—	(4,563)	—

As of December 31, 2011	73,473	35,267	199,356	211,539	619,282	27,151	98,152	34,823	4,575	195,086	1,498,704
Additions	105	21,562	14,714	1,127	20,753	1,136	10,428	4,316	—	169,908	244,049
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	4,145	4,145
Disposals	—	—	(2,228)	—	(687)	—	—	(10)	—	—	(2,925)
Transfers	9,523	—	—	15,687	8,554	—	4	72	—	(33,840)	—

As of December 31, 2012	83,101	56,829	211,842	228,353	647,902	28,287	108,584	39,201	4,575	335,299	1,743,973

Accumulated depreciation
As of January 1, 2011	13,285	6,353	—	18,447	52,595	23,902	21,860	24,255	1,096	—	161,793
Additions	107	1,326	—	6,063	29,575	880	6,401	2,337	253	—	46,942
Disposals	—	—	—	—	(155)	(1,999)	(1,125)	(147)	—	—	(3,426)
Transfers	—	—	—	(15)	15	—	—	—	—	—	—

As of December 31, 2011	13,392	7,679	—	24,495	82,030	22,783	27,136	26,445	1,349	—	205,309
Additions	60	—	—	6,956	30,292	446	7,666	2,534	—	—	47,954
Disposals	—	—	—	—	(119)	—	—	—	—	—	(119)

As of December 31, 2012	13,452	7,679	—	31,451	112,203	23,229	34,802	28,979	1,349	—	253,144

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2012	25,546	27,780	211,585	179,833	526,629	4,954	73,754	10,190	—	334,564	1,394,835

As of December 31, 2011	15,978	6,218	199,099	169,975	528,182	4,264	70,988	8,346	—	194,351	1,197,401

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include acquisition costs by S/.11,069,000 related to coal concessions acquired through a purchase option executed during 2011, see note 27. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

Due to lowest zinc prices observed during 2011 and based on future management’s expectations of zinc prices, the Group decided recognize in the consolidated income statement a full impairment charge of approximately S/.95,994,000, related to the total net book value of the zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/.44,103,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)	There were no additions under finance leases during the years 2012 and 2011 (S/.32,834,000 during 2010). During 2012, the Group prepaid the finance maintained with Banco de Credito del Peru, see note 14.

(d)	During 2012 the Group capitalized borrowing costs by S/.4,145,000 mainly related with the expansion of the cement plant located in the northeast of Peru, for the construction of the diatomite bricks plant and for the implementation of two kilns in the north of Peru. The carrying amount of these eligible assets was S/.194,662,000 as of December 31, 2012. These assets have not associated any specific loans, so the rate used to determine the amount of borrowing costs eligible for capitalization was 6.24%, which corresponds to the weighted average rate obtained from all generic debts. During 2011 the borrowing costs incurred and related to eligible assets were not significant.

(e)	As of December 31, 2012, the Group has assessed the use conditions of its long-term assets and did not find any indicator that these assets may be impaired.

11.	Exploration and evaluation assets

(a)	The composition and movement in this caption to the date of the consolidated statements of financial position is presented below:

S/.(000)
Cost
As of January 1, 2011	29,278
Additions	617

As of December 31, 2011	29,895
Additions (b)	22,038
Write-off	(2,447)

As of December 31, 2012	49,486

(b)	During 2012, it mainly includes exploration costs related to brine project, located in Bayovar, Province of Sechura, Department of Piura, developed by the subsidiary Salmueras Sudamericanas S.A.

As of December 31, 2012, the exploration and evaluation assets includes S/.26,797,000 related to brine project, S/.15,565,000 related to phosphates project and S/.7,124,000 related to other exploration activities for the cement business.

(c)	As of December 31, 2012, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

Notes to the consolidated financial statements (continued)

12.	Trade and other payables

This caption is made up as follows:

	2012	2011
	S/.(000)	S/.(000)

Trade payables	80,263	84,948
Remuneration payable	16,147	13,018
Taxes and contributions	15,391	3,131
Board of Directors’ fees	4,643	4,426
Dividends payable, note 16(h)	4,451	4,467
Advances from customers	2,899	2,477
Accounts payable to IPSA and its affiliates, note 25	232	230
Interests payable	25	2,806
Third party commission related to sale of subsidiary shares	—	5,394
Other accounts payable	8,713	7,588

	132,764	128,485

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Interest payable is normally settled monthly throughout the financial year.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2012	28,694	6,000	4,909	39,603
Additions, note 21	27,522	5,529	—	33,051
Discount rate adjustment, note 24	—	140	—	140
Payments and advances	(32,187)	—	—	(32,187)

At December 31, 2012	24,029	11,669	4,909	40,607

Current portion	24,029	—	—	24,029
Non-current portion	—	11,669	4,909	16,578

	24,029	11,669	4,909	40,607

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2011	25,959	—	4,803	30,762
Additions	29,477	6,000	106	35,583
Payments and advances	(26,742)	—	—	(26,742)

At December 31, 2011	28,694	6,000	4,909	39,603

Current portion	28,694	—	—	28,694
Non-current portion	—	6,000	4,909	10,909

	28,694	6,000	4,909	39,603

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate. As of December 31, 2012 the Group has recorded a liability for S/.11,669,000 related to this compensation (S/.6,000,000 as of December 31, 2011).

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

As of December 31, 2012 it corresponds to the provision for the future cost of rehabilitating the zinc mine site, located in the District of Yambrasbamba, Province of Bongara, Department of Amazonas. The provision has been created based on studies made by internal specialists. Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

Management expects to incur these expenses in medium-term, refer note 10(b). The Group believes that this liability is sufficient and according the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Interest rate	Maturity	2012	2011
	%		S/.(000)	S/.(000)
Bank overdraft
BBVA Banco Continental	4.31	Mar 3, 2013	13,255	—

Loans
BBVA Banco Continental	6.75	Dec 29, 2018	202,200	202,200
BBVA Banco Continental	6.20	May 10, 2014	—	135,450
Banco de Credito del Peru	6.45	Apr 20, 2013	—	70,000
Banco de Credito del Peru	6.20	Mar 21, 2013	—	42,000
BBVA Banco Continental	6.41	Dec 14, 2013	—	41,000
BBVA Banco Continental	6.00	Jun 14, 2012	—	28,000
Banco de Credito del Peru	2.61	Mar 28, 2012	—	12,274
Finance leases
Banco de Crédito del Perú	5.19 and 7.17	2013/2016	—	60,708

Debt issuance costs			—	(1,038)

			215,455	590,594

Less – current portion			22,884	139,048

Non-current portion			192,571	451,546

Bank overdraft with BBVA Banco Continental

In December 2012, the Group signed an overdraft line for S/.50,000,000. The bank overdraft due on March 3, 2013, accrues interest at an annual rate of 4.31%. As of December 31, 2012, the Group used S/.13,255,000 of the total line overdraft.

During 2012, the Group made prepayments amounting to S/.388,394,000 corresponding to three loans with BBVA Banco Continental, three loans with Banco de Credito del Peru and a finance lease with Banco de Credito del Peru. These prepayments generated additional commissions and costs for approximately S/.7,354,000, see note 24. As of December 31, 2012 the Group maintains only a bank overdraft and one debt with BBVA Banco Continental.

Notes to the consolidated financial statements (continued)

Loan with BBVA Banco Continental (6.37%, 6.64% and 7.01%) -

In December 2011, the Company signed a Loan Agreement with BBVA Banco Continental for S/.202,200,000 (equivalent to US$75,000,000). The debt is due on December 2018 and accrues interest at an annual rate of 6.37 percent during the first year, 6.64% during the second year and 7.01% from the third year to the maturity date. For accounting purposes (amortized cost) the effective interest rate for all the period is 6.75%. This loan includes the following financial restrictions:

•	The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

•	The financial debt-to-EBITDA ratio must be lower than 3 times, during the term and in each ratio measurement date, calculated using the Company’s separate financial statements.

•

The EBITDA-to-Debt Service ratio must be greater than 1.20 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the Company.

In Management’s opinion, as of December 31, 2012 and 2011 the Company has complied with these financial restrictions.

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities, net

This caption is made up as follows:

	As of January 1, 2011	Consolidated income statement	Tax effect of available- for-sale investments	As of December 31, 2011	Consolidated income statement	Tax effect of available- for-sale investments	As of December 31, 2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Movement of deferred income tax assets
Tax-loss carryforward	—	7,733	—	7,733	5,438	—	13,171
Provision for vacations	31	(7)	—	24	165	—	189
Other	33	23	—	56	22	—	78

Total deferred income tax assets	64	7,749	—	7,813	5,625	—	13,438

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	—	28,830	—	28,830	—	—	28,830
Provision for vacations	3,085	173	—	3,258	847	—	4,105
Effect of differences in the depreciation and amortization rates used for book purposes	2,263	(2,263)	—	—	—	—	—
Long-term incentive plan	—	1,800	—	1,800	1,700	—	3,500
Other	2,225	1,104	—	3,329	149	—	3,478

	7,573	29,644	—	37,217	2,696	—	39,913

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(131,002)	626	—	(130,376)	2,865	—	(127,511)
Effect of available-for-sale investments	(6,590)	—	2,622	(3,968)	—	(3,844)	(7,812)
Other	(5,850)	289	—	(5,561)	663	—	(4,898)

	(143,442)	915	2,622	(139,905)	3,528	(3,844)	(140,221)

Total deferred income tax liabilities, net	(135,869)	30,559	2,622	(102,688)	6,224	(3,844)	(100,308)

		38,308	2,622		11,849	(3,844)

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2012,2011 and 2010 is as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Accounting profit before income tax	229,343	103,848	327,214

At statutory income tax rate of 30%	68,803	31,154	98,164

Permanent differences
Dividends obtained from available-for-sale investments	(167)	(38)	(178)
Non-deductible expenses, net	5,107	7,263	6,119

At the effective income tax rate of 32% (2011: 37% and 2010: 32%)	73,743	38,379	104,105

The income tax expenses shown for the years ended December 31, 2012, 2011 and 2010 are:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Consolidated income statement
Current	85,592	76,687	83,649
Deferred	(11,849)	(38,308)	20,456

Income tax expense reported in the income statements	73,743	38,379	104,105

The income tax recorded directly to other comprehensive income during the year 2012 is an expense of S/.3,844,000 (an income of S/.2,622,000 during the year 2011 and an expense of S/.3,754,000 during the year 2010).

As of December 31, 2012 and 2011, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2012, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/.9,798,000, the tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews for the tax authorities referred in note 27.

Notes to the consolidated financial statements (continued)

16.	Equity

(a)	Share capital -

As of December 31, 2012 and 2011 share capital is represented by 531,461,479 and 419,977,479, respectively, authorized common shares, with a par value of one Nuevo Sol per share. As it is mentioned in note 1, from the total outstanding common shares as of December 31, 2012, 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

Until 2011, the capital stock was presented net of the par value of 1,200,000 treasury common shares acquired in 2008 by the subsidiary Distribuidora Norte Pacasmayo S.R.L. On October 2012, these treasury shares were sold on the Lima Stock Exchange, resulting in a net gain of S/.4,922,000, which was directly recognized in equity.

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

As of December 31, 2012 and 2011 the Company has 50,503,341 and 49,575,341 investment shares, respectively, subscribed and fully paid, with a par value of one Nuevo Sol per share. As it is mentioned in note 1, on March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company.

(c)	Treasury shares -

As of December 31, 2011, this corresponds to 1,200,000 of the Company’s common shares acquired by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. On October 2012, the subsidiary sold these treasury shares to third parties through Lima Stock Exchange for S/.6,122,000 (net of the related income tax effect). The net gain of this transaction amounted to S/.4,922,000 (net of the tax effect) and was recorded in the retained earnings caption of the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

(d)	Additional paid-in capital -

During 2012, the additional paid-in capital was increased by S/.561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares, see note 1.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 percent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Available for-sale reserve -

This reserve records fair value changes on available-for-sale financial assets.

(g)	Foreign currency translation reserve -

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of Zemex LLC.

(h)	Dividends paid -

S/.(000)
Declared dividends during the year 2012
Dividends approved on October 17, 2012: S/.0.08935 per share	52,000

Declared dividends during the year 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000
Dividends approved on October 10, 2011: S/.0.07454 per share	35,000

91,000

Declared dividends during the year 2010
Dividends approved on April 26, 2010: S/.0.09158 per share	43,000
Dividends approved on October 25, 2010: S/.0.06389 per share	30,000

73,000

As of December 31, 2012, dividends payable amount to S/.4,451,000 (December 31, 2011: S/.4,467,000).

Notes to the consolidated financial statements (continued)

(i)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012, agreed on a contribution of S/.20,000,000 to the subsidiary, to be held in two parts of S/.10,000,000 on the following dates: February 15 and May 15, 2012. These contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the Salmueras project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary. During the year ended as of December 31, 2012 the contribution made by Quimpac S.A. amounts to S/.2,307,000 (S/.4,779,000 during the year ended as of December 31, 2011). The effect of the difference on capital contributions and interests acquired by each shareholder amounted S/.2,713,000 was recognized as a charge in additional paid-in capital, and credit in non controlling interest.

Fosfatos del Pacifico S.A.

The General Shareholders´Meeting of the subsidiary Fosfatos del Pacifico S.A. held on February 29, 2012 agreed a contribution of US$33,000,000 to the subsidiary, to be held in two parts of US$20,000,000 and US$13,000,000 on the following dates: April 15 and July 15, 2012, respectively. As of December 31, 2012, the contribution made by MCA Phosphates Pte. to Fosfatos del Pacifico S.A. amounts to US$9,900,000 (equivalent to S/.26,250,000).

17.	Sales of goods

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Cement, concrete and blocks	972,241	802,959	728,319
Steel rebar and building materials	143,165	143,334	96,072
Quicklime	52,738	45,859	57,695
Other	1,664	2,818	15,961

	1,169,808	994,970	898,047

Notes to the consolidated financial statements (continued)

18.	Cost of sales

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Consumption of miscellaneous supplies	288,793	211,146	160,271
Maintenance and third-party services	164,502	105,031	86,219
Shipping costs	93,085	60,731	46,147
Personnel expenses, note 21 (c)	67,805	57,165	55,045
Other manufacturing expenses	40,250	51,191	38,771
Depreciation	37,259	38,091	29,724
Costs of packaging	27,584	25,005	21,866
Change in products in process, finished goods and raw materials	(6,220)	21,155	49,496
Recovery of provision for inventory obsolescence and impairment	—	—	(8,549)

	713,058	569,515	478,990

19.	Administrative expenses

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	91,683	90,266	73,431
Third-party services	81,978	80,641	52,317
Depreciation and amortization	10,695	9,542	6,564
Donations	6,750	3,733	2,698
Board of Directors compensation	5,103	5,394	15,221
Consumption of supplies	3,204	3,098	3,786
Taxes	2,828	2,785	4,044
Environmental expenditures, note 27	826	737	636

	203,067	196,196	158,697

Notes to the consolidated financial statements (continued)

20.	Selling and distribution expenses

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	13,960	10,145	8,335
Advertising and promotion	10,826	8,402	5,202
Third-party services	1,157	1,185	825
Provision for doubtful accounts	105	—	—
Other	4,817	3,975	2,139

	30,865	23,707	16,501

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Wages and salaries	87,990	80,892	70,363
Workers’ profit sharing (b)	27,522	29,477	29,796
Severance payments	17,451	18,324	13,651
Legal bonuses	12,892	10,426	9,815
Vacations	13,225	9,461	9,192
Long-term compensation, note 13	5,529	6,000	—
Training	2,903	116	1,108
Others	5,936	2,880	2,886

	173,448	157,576	136,811

(b)	A portion of the workers’ profit sharing for the year 2011 of S/.4,788,000 is related to the sale of a non-controlling equity interest in the subsidiary Fosfatos del Pacífico S.A. The gain from the sale of that interest was recorded in equity.

(c)	Employee benefits expenses are allocated as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Cost of sales, note 18	67,805	57,165	55,045
Administrative expenses, note 19	91,683	90,266	73,431
Selling and distribution expenses, note 20	13,960	10,145	8,335

	173,448	157,576	136,811

Notes to the consolidated financial statements (continued)

22.	Other operating income, net

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Net gain on disposal of property, plant and equipment	3,901	203	157
Sales of miscellaneous supplies and laboratory tests	1,420	1,757	3,182
Income from land rental and office lease, note 25	449	442	441
Income from management and administrative services provided to Parent company, note 25	376	376	360
Recovery of expenses	2,413	2,522	2,993
Write-off of intangible assets	—	—	(1,363)
Reversal of provision for closure of mining concession	—	—	478
Income from lease of mining concession, (a)	—	—	5,334
Other minor-less than S/.200,000, net	(853)	4,038	5,079

	7,706	9,338	16,661

(a)	On March 29, 2010, the subsidiary Corianta S.A. completed the sale of the mining concession and other assets related to Mina Raul business unit, that included land and copper mining concessions, with a book value of S/.2,537,000. This sale was made to Compañía Minera Condestable S.A.A. (Condestable), a third-party, in free market conditions, obtaining as a result of this sale a net gain for approximately S/.75,887,000.

Before this sale, the Group received income lease from these assets amounted S/.5,334,000 during 2010.

23.	Finance income

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Interest on deposits	22,194	2,562	1,797
Dividends received	558	126	592
Interests on accounts receivable	567	—	467
Interest on loans granted to Parent company, note 25	7	7	421

	23,326	2,695	3,277

Notes to the consolidated financial statements (continued)

24.	Finance costs

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Interest on loans and borrowings	14,655	14,229	9,662
Commissions on prepayments of debts, note 14	7,354	—	—
Other	670	443	619
Finance charges under finance leases	952	4,441	4,529

Total interest expense	23,631	19,113	14,810
Discount rate adjustment of long-term incentive plan	140	—	—
Discount rate adjustment of rehabilitation provision	—	106	228

Total finance costs	23,771	19,219	15,038

25.	Related party disclosure

Transactions with related entities -

During the years 2012, 2011 and 2010, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Income
Income from land rental services	376	376	360
Income from office lease	273	284	291
Fees for management and administrative services	176	158	150
Interest on loans	7	7	421

Other transactions
Loan provided to IPSA	—	6,965	28,553
Loans provided to Sercopa	240	—	—
Loan obtained from IPSA	—	6,700	—

As a result of these transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of December 31, 2012 and 2011:

	2012		2011
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	70	—	170	14
Other	77	232	252	216

	147	232	422	230

Notes to the consolidated financial statements (continued)

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. There have been no guarantees provided or received for any related party receivables or payables. Outstanding balances are interest free. For the year ended as of December 31, 2012 and 2011, the Group has not recorded any allowance for doubtful accounts relating to amounts owed by relating parties. This assessment is undertaken each financial year by examining the financial position of the related party.

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

Compensation of key management personnel of the Group -

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.26,687,000 during the 2012 period (S/.31,918,000 and S/.29,487,000 during 2011 and 2010, respectively). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to common shares and investment shares of the parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2012 and 2011.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the parent	159,005	67,694	223,219

	2012	2011	2010
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	570,072	468,352	468,352

Notes to the consolidated financial statements (continued)

There have been no other transactions involving common shares and investment shares between the reporting date and the date of completion of these consolidated financial statements.

	2012	2011	2010
	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.28	0.14	0.48

27.	Commitments and contingencies

Operating lease

As of December 31, 2012 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones Pacasmayo S.A. This lease is annually renewable, and provide an annual rent of S/.273,000 (2011: S/.284,000, 2010: S/.291,000).

In May, 2012, the Group signed a contract with Petroleos del Peru – Petroperu S.A. to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015 and from 2016 to the maturity date of the contract, the rent will be equivalent to 0.64% of the sales of phosphoric rock, but may not be less than US$1,600,000 annually. The expense for the year 2012 amounted to S/510,000 and it was recognized in the administrative expenses caption in the consolidated income statement.

Capital commitments

As of 31 December 2012, the Group had the following main commitments:

•	Development activities of phosphoric rock by S/.21,385,000.

•	Expansion of the cement plant located in the Northeast of Peru by S/.6,424,000.

•	Construction of a cement plant located in the North of Peru S/.123,236,000

•	The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.

•	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of December 31, 2012 the Group has made contributions for US$12,526,000.

Others commitments

•	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production, see note 1.

Purchase option

Coal -

In December 2009 and February 2010, the Group entered into agreements to carry out exploration activities in a coal concessions held by third parties. Under the terms of the agreements, the Group has the option to acquire the concessions for an aggregate purchase price of US$5,500,000. In October 2011 the Group exercised one of its purchase options through the payment of US$4,500,000, which is included in mining concessions in property, plant and equipment caption. As of December 31, 2012 the Group maintains a remaining option to purchase an additional coal mining concession for US$1,000,000. The Group already paid US$222,000 as of the date.

Notes to the consolidated financial statements (continued)

Other minerals -

In June 2011 the Group paid US$266,000 and during 2012 made an additional payment of US$647,000 for subscription of a purchase option to acquire a 51 percent interest of a company which owns certain mining concessions and it is located in Uruguay. To exercise the option, the Group would have to pay additional amounts. During 2012, the Group has dismissed this project due to its low feasibility. As of December 31, 2012, the total payment the Company made for this option amounted to S/.2,447,000, and in 2012 this amount was recognized as expense in the consolidated income statements.

Put and call options (“deadlock put/call options”)

According to the shareholders´ agreement subscribed between the Company and MCA, see note 1, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company at the lower of (i) the book value of such shares and (ii) the fair market value of such shares, but in no event less than US$0.01 (the “Put Price”). At the same time, in case of occurrence a deadlock situation or unexpected event, the Company has the option to require MCA to sell all or a portion of the Fosfato´s shares at the higher of (i) the book value of such shares or (ii) the fair market value of such shares, but in no event shall such price be less than $0.01 (the “Call Price”). The objective of the Deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible.

According with this agreement, MCA has no restrictions on sale its non-controlling interest during any time to third parties, and the only additional requirement to have the call or put option is to have at least the 15% of interest in Fosfatos.

Mining royalty

Third parties

Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface of Bongara mining unit. This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.773,000 (2011: S/.824,000 and 2010: S/.875,000).

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, , the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/.612,000 for the year ended December 31, 2012 (S/.392,000 for 2011 and zero for 2010).

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

Notes to the consolidated financial statements (continued)

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

In September 2012, the Company filed a constitutional claim to prevent the tax authority from applying the legal criteria defined in the amended royalty mining law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity.

In addition the Company has filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable.

Management and its legal counsel believe that the Group has strong legal arguments that support its position and a high probability of obtaining a favorable outcome in this process, nevertheless, Management can not estimate a timeline for the resolution of this claim.

As a result, the Group had recognized and paid a mining royalty for the last quarter of 2011 according to the provisions of the Mining Royalty Law, as interpreted by management and its legal and tributaries counsels.

If the Group would not obtain a favorable outcome in this process, and considering a literal application of this regulation, the royalty expense for the period 2012 would have been S/.10,299,000 instead of S/.451,000, (S/.2,471,000 from October to December 2011 instead of S/.111,000 recorded on the financial statements for such period).

Mining royalty expense paid to the Peruvian Government for the years 2012, 2011 and 2010 amounted to S/.316,000, S/.291,000 and S/.230,000, respectively, and recorded in cost of sales caption of the consolidated income statement.

On December 26, 2012 and January 24, 2013, SUNAT issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which included in the calculation profit obtained from industrial activity, to the year 2008 and 2009 amounting to S/.7,627,000 and S/.7,645,000, respectively, before the amendment was adopted. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2012.

Notes to the consolidated financial statements (continued)

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2008/2010-2012	2008-2012
Cementos Selva S.A.	2009-2012	2009/2011-2012
Distribuidora Norte Pacasmayo S.R.L.	2008/2010-2012	2008-2012
Empresa de transmisión Guadalupe S.A.C.	2008-2012	2008-2012
Fosfatos del Pacífico S.A.	2009-2012	2009-2012
Salmueras Sudamericanas S.A.	2011-2012	2011-2012
Corianta S.A. (*)	2008-2011	(**)
Tinku Generacion S.A.C. (*)	2008-2011	Dec. 2008 / 2009-2011

(*)	These subsidiaries were merged with the Company in December 2011.
(**)	The years open to review by tax authorities for this entity are December 2008, from January to May 2010 and from June to December 2011.

Up to date, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2012 and 2011.

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

The Peruvian authorities approved the EAMP presented by the Group for its mining units and exploration projects. A detail of plans approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2012	2011	2010
					S/.(000)	S/.(000)	S/.(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	312	395	106
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	280	228	323
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	171	24	—
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	32	—	69
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	31	90	138

					826	737	636

The Group incurs environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.826,000 during 2012 (2011: S/.737,000 and 2010: S/.636,000), are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19. As of December 31, 2012 and 2011, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2012 and 2011, the Group maintains a provision for closure of mining units and exploration projects amounting to S/.4,909,000. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.4,608,000. Of this amount, S/.1,223,000 corresponded to a tax originated by the import of coal, S/.1,087,000 corresponded to labor claims from former employees and S/.2,298,000 related to the tax assessments received from the Tax Administration corresponding to the income tax of 2009, which was reviewed by the Tax Authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2012 and 2011.

28.	Financial risk management, objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, bank overdraft, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has cash and term deposits and trade and other receivables that arise directly from its operations. The Group also holds available-for-sale financial investments.

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

Notes to the consolidated financial statements (continued)

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk -

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk include loans and borrowings, bank overdraft, deposits and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the consolidated position as of December 31, 2012 and 2011.

The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant at the date of the consolidated statement of financial position.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2012 and 2011 all of the Group’s borrowings are at a fixed rate of interest; consequently, we will not disclose interest rate sensitivity because the Group had no floating rates loans as of December 31, 2012 and 2011.

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

2012	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	786
	+10	1,572
	-5	(786)
	-10	(1,572)

Notes to the consolidated financial statements (continued)

2011	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	2,358
	+10	4,716
	-5	(2,358)
	-10	(4,716)

Commodity price risk -

The Group is affected by the volatility of certain commodities.

Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 2-month forecast about the required coal supply, the Group signs fixed - price agreements every two months.

Commodity price sensitivity

The following table shows the effect of price changes from coal:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)

2012
	+10	(2,064)
	-10	2,064

2011
	+10	(1,256)
	-10	1,256

Equity price risk -

The Group’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.34,887,000. A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.3,489,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

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

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and in specific cases are covered by letters of credit. At December 31, 2012, the Group had 8 customers (2011: 6 customers) that owed the Group more than S/.15,000,000 and accounted for approximately 36% (2011: 32%) for all receivables owing. There were 21 customers (2011: 18 customers) with balances greater than S/.700,000 each and accounting for just over 56% (2011:63%) of the total amounts receivable.

The requirement for an allowance for doubtful account is analyzed at each reporting date on an individual basis for major clients.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group’s Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure. The Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as illustrated in Note 6.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2012
Interest-bearing loans and bank overdraft	13,255	—	9,629	192,571	215,455
Future interests	—	3,256	9,767	32,670	45,693
Trade and other payables	232	108,403	8,738	—	117,373

As of December 31, 2011
Interest-bearing loans and borrowings	—	29,599	109,450	451,545	590,594
Future interests	—	7,469	23,733	56,446	87,648
Trade and other payables	230	115,361	9,763	—	125,354

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and December 31, 2011.

Notes to the consolidated financial statements (continued)

29.	Fair value of financial instruments

Set out below is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements.

	Carrying amount		Fair value
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and term deposits	473,785	363,279	473,785	363,279
Trade and other receivables	68,060	46,131	68,060	46,131
Available-for- sale financial investments	34,887	22,074	34,887	22,074
Call options	—	—	—	—

Total	576,732	431,484	576,732	431,484

Financial liabilities
Trade and other payables	117,373	125,354	117,373	125,354
Financial obligations :
Obligations under finance leases	—	60,708	—	58,799
Loans at fixed rates	202,200	529,886	169,079	472,870
Bank overdrafts	13,255	—	13,255	—

Total	332,828	715,948	299,707	657,023

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Cash and term deposits and trade and other receivables and bank overdrafts, approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Fair value of interest-bearing loans and borrowings is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

•

Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly, see note 9(b).

Notes to the consolidated financial statements (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and recording, if applicable, the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques (no observable market value).

As of 31 December 2012 and 2011, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	2012	2011
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	831	526
Level 2	34,056	21,548
Level 3	—	—

Total	34,887	22,074

During the reporting period ending December 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

Notes to the consolidated financial statements (continued)

30.	Segment information

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Net gain on sale of land and mining concession	Provision for impairment of zinc mining assets	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	Gain from exchange difference, net	Profit before income tax	Income tax	Profit for the period
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2012
Cement, concrete and blocks	972,241	1,415	973,656	440,502	—	—	3,326	(169,157)	(27,123)	(22,250)	20,529	(431)	245,396	(78,905)	166,491
Construction supplies	143,165	980	144,145	4,898	—	—	354	(2,669)	(2,406)	—	56	(21)	212	(68)	144
Quicklime	52,738	—	52,738	12,898	—	—	43	(10,051)	(820)	(1,520)	1,441	(23)	1,968	(632)	1,336
Other	1,664	2,567	4,231	(1,548)	—	—	3,983	(21,190)	(516)	(1)	1,300	(261)	(18,233)	5,862	(12,371)
Adjustments and eliminations	—	(4,962)	(4,962)	—	—	—	—	—	—	—	—	—	—	—	—

Consolidated	1,169,808	—	1,169,808	456,750	—	—	7,706	(203,067)	(30,865)	(23,771)	23,326	(736)	229,343	(73,743)	155,600

2011
Cement, concrete and blocks	802,959	2,497	805,456	408,760	—	—	8,530	(168,220)	(19,682)	(19,389)	4,770	1,212	215,981	(79,820)	136,161
Construction supplies	143,334	5,822	149,156	4,471	—	—	664	(4,814)	(2,479)	(186)	92	61	(2,191)	810	(1,381)
Quicklime	45,859	—	45,859	12,106	—	—	401	(10,310)	(730)	(1,132)	74	83	492	(182)	310
Other	2,818	2,519	5,337	118	—	(95,994)	(257)	(12,852)	(816)	(953)	200	120	(110,434)	40,813	(69,621)
Adjustments and eliminations	—	(10,838)	(10,838)	—	—	—	—	—	—	2,441	(2,441)	—	—	—	—

Consolidated	994,970	—	994,970	425,455	—	(95,994)	9,338	(196,196)	(23,707)	(19,219)	2,695	1,476	103,848	(38,379)	65,469

2010
Cement, concrete and blocks	728,319	2,722	731,041	398,350	—	—	14,534	(128,255)	(13,526)	(13,727)	4,968	2,209	264,553	(84,174)	180,379
Construction supplies	96,072	—	96,072	2,804	—	—	207	(2,509)	(1,798)	(113)	53	63	(1,293)	411	(882)
Quicklime	57,695	—	57,695	20,944	—	—	1,073	(13,741)	(501)	(1,792)	490	141	6,614	(2,102)	4,512
Other	15,961	—	15,961	(3,041)	75,887	—	847	(14,192)	(676)	(2,206)	566	155	57,340	(18,240)	39,100
Adjustments and eliminations	—	(2,722)	(2,722)	—	—	—	—	—	—	2,800	(2,800)	—	—	—	—

Consolidated	898,047	—	898,047	419,057	75,887	—	16,661	(158,697)	(16,501)	(15,038)	3,277	2,568	327,214	(104,105)	223,109

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2012
Cement, concrete and blocks	1,929,599	—	1,929,599	445,985	215,647	(45,738)	(830)
Construction supplies	23,122	—	23,122	33,728	15	(71)	—
Quicklime	133,748	—	133,748	—	—	(1,607)	—
Other	261,968	34,887	296,855	9,496	54,570	(538)	(2,448)

Consolidated	2,348,437	34,887	2,383,324	489,209	270,232	(47,954)	(3,278)

2011
Cement, concrete and blocks	1,623,726	—	1,623,726	854,065	191,356	(42,316)	—
Construction supplies	12,741	—	12,741	14,279	22	(854)	—
Quicklime	139,855	—	139,855	5,896	6,377	(2,447)	—
Other	149,429	22,074	171,503	—	43,460	(1,325)	—

Consolidated	1,925,751	22,074	1,947,825	874,240	241,215	(46,942)	—

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.21,105,000, S/.16,378,000 and S/.36,213,000 in 2012, 2011 and 2010, respectively.

Capital expenditure consists of S/.271,168,000 invested from cash flows in 2012 (S/.241,215,000 in 2011 and S/.144,973,000 in 2010), corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2012 and 2011 there were no long-term assets purchases under finance leases. Inter-segment revenues are eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets

As of December 31, 2012 corresponds to the available-for-sale investments caption for approximately S/.34,887,000 (S/.22,074,000 as of December 31, 2011) which is not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2012, all non-current assets are located in Peru. Until 2011, the Group had a land of the subsidiary Zemex LLC. amounting to S/.2,312,000 that was located in United States Of America (its only non-current asset). This land was sold during 2012 for S/.6,220,000, resulting in a net gain of S/.3,992,000, which was recorded in “other operating income, net” caption of the consolidated income statements.

31.	Subsequent events

The general shareholder’s meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013 agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds by US$300,000,000, with an interest rate of 4. 5% , and maturity 2023, resulting total net proceeds of US$295,800,000. The Company intends to use the net proceeds from the offering to prepay certain of its existing debt and for capital expenditures incurred in connection with its cement business. The Senior Notes will be guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

On February 11, 2013, the Group prepaid the loan maintained with BBVA Banco Continental amounting to S/.202,200,000.