Form 20-F/A
period 2012-12-31
CEMENTOS PACASMAYO SAA
filed 2014-01-15
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) is being filed solely to correct a typographical error and to include the signature and the city, state and date of issuance in “Item 15. Controls and Procedures—C. Attestation Report of the Registered Public Accounting Firm” and to correct the text of Exhibits 12.1 and 12.2 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of Cementos Pacasmayo S.A.A. (the “Registrant”), which was originally filed on April 30, 2013 (the “Form 20-F”).

This Amendment No. 1 consists of a cover page, this explanatory note, the corrected Item 15, Item 19, the signature page and the corrected certifications of the chief executive officer and chief financial officer of the Registrant.

This Amendment No. 1 makes no changes to the financial statements of the Registrant included in the Form 20-F. Except as described above, this Amendment No. 1 does not amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

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

C.	Attestation Report of the Independent Registered Public Accounting Firm

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

Lima, Perú

April 29, 2013

Medina, Zaldívar, Paredes & Asociados

Countersigned by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No. 12477

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Name:	Humberto Nadal Del Carpio
Title:	Chief Executive Officer

By:	/s/ Manuel Ferreyros Peña
Name:	Manuel Ferreyros Peña
Title:	Chief Financial Officer

Date: January 15, 2014

4