Form 20-F
period 2013-12-31
CEMENTOS PACASMAYO SAA
filed 2014-04-30
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013 OR

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

At December 31, 2013	531,461,479 common shares 50,503,124 investment shares

Note: At April 25, 2014, 531,461,479 common shares and 50,503,124 investment shares were outstanding.

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

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

In this annual report, we present Adjusted EBITDA, a financial measure that is not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Neither EBITDA nor Adjusted EBITDA should be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

We have translated some of the nuevos soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.795 to US$1.00, which was the exchange rate reported on December 31, 2013, by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

•	the Central Bank of Peru (Banco Central de Reserva del Perú);

•	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

•	the Association of Cement Producers in Peru (Asociación de Productores de Cemento, or “ASOCEM”);

•	the Ministry of Housing, Construction and Sanitation;

•	ADUANET, a website administered by the Peruvian Tax Superintendency (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

•	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción);

•	the Global Competitiveness Index prepared by the World Economic Forum; and

•	the U.S. Geological Survey, a U.S. government science organization.

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

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report.

The following selected financial data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2013		2013	2012	2011	2010	2009
	(in millions of US$, except share and per share data)(1)		(in millions of S/., except share and per share data)(1)
Income Statement Data:
Sales of goods	US$	443.5	S/.1,239.7	S/.1,169.8	S/.995.0	S/.898.0	S/.756.6
Cost of sales		(256.2)	(716.2)	(713.0)	(569.5)	(479.1)	(405.5)

Gross profit		187.3	523.4	456.8	425.5	419.1	351.1
Operating income (expenses):
Administrative expenses		(74.7)	(208.9)	(203.1)	(196.2)	(158.7)	(132.9)
Selling and distribution expenses		(10.7)	(29.8)	(30.9)	(23.7)	(16.5)	(17.1)
Net gain on sale of land and mining concession(2)		—	—	—	—	75.9	—
Other operating income, net		3.0	8.3	7.7	9.3	16.6	25.7
Impairment of zinc mining assets(3)		—	—	—	(96.0)	—	—

Total operating expenses, net		(82.4)	(230.5)	(226.3)	(306.6)	(82.7)	(124.4)

Operating profit		104.9	293.0	230.5	118.9	336.4	226.7
Other income (expenses):
Finance income		9.7	27.2	23.3	2.7	3.3	1.9
Finance costs		(13.3)	(37.1)	(23.8)	(19.2)	(15.0)	(18.8)
(Loss) Gain from exchange difference, net		(17.3)	(48.4)	(0.7)	1.5	2.6	8.9

Total other expenses, net		(20.9)	(58.3)	(1.2)	(15.0)	(9.2)	(8.1)

Profit before income tax		84.0	234.7	229.3	103.9	327.2	218.6
Income tax expense		(29.5)	(82.4)	(73.7)	(38.4)	(104.1)	(70.6)

Profit for the year	US$	54.5	S/.152.3	S/.155.6	S/.65.5	S/.223.1	S/.148.0

Share and Per Share Data:
Profit per share	US$	0.10	S/.0.27	S/.0.28	S/.0.14	S/.0.48	S/.0.32
Number of shares outstanding(4)			581,964,603	581,964,603	468,352,820	468,352,820	468,352,820
Dividends per share	US$	0.036	S/.0.10	S/.0.089	S/.0.194	S/.0.155	S/.0.053

	As of December 31,
	2013		2013	2012	2011	2010	2009
	(in millions of US$)(1)		(in millions of S/.)
Balance Sheet Data:
Current assets
Cash and term deposits	US$	349.5	S/.977.0	S/.473.8	S/.363.3	S/.154.5	S/.111.7
Trade and other receivables		24.5	68.5	69.4	78.4	36.4	38.0
Income tax prepayments		9.9	27.7	21.5	0.7	0.5	2.3
Inventories		119.7	334.5	278.1	206.1	160.3	123.4
Prepayments		4.2	11.7	10.6	11.6	11.0	9.2
Assets classified as held for sale		—	—	—	—	—	2.5

Total current assets		507.8	1,419.4	853.4	660.1	362.7	287.1

Non-current assets
Other receivables		16.6	46.3	36.1	29.1	50.9	35.4
Available-for-sale financial investments		12.9	36.1	34.9	22.1	30.8	18.3
Property, plant and equipment		550	1,537.1	1,394.8	1,197.4	1,102.0	1,020.5
Exploration and evaluation assets		21.2	59.3	49.5	29.9	29.3	17.6
Deferred income tax assets		5.4	15.2	13.4	7.8	7.6	21.6
Other assets		0.4	1.2	1.2	1.4	3.7	1.9

Total non-current assets		606.5	1,695.2	1,529.9	1,287.7	1,224.3	1,115.3

Total assets		1,114.3	3,114.5	2,383.3	1,947.8	1,587.0	1,402.4

Current liabilities
Trade and other payables		45.4	126.9	132.8	128.5	95.6	89.9
Interest-bearing loans and borrowings		—	—	22.9	139.0	121.6	88.8
Income tax payable		1.0	2.8	0.1	12.9	16.6	3.5
Provisions		10.0	28.0	24.0	28.7	26.0	19.3

Total current liabilities		56.4	157.7	179.8	309.1	259.8	201.5

Non-current liabilities
Interest-bearing loans and borrowings		294.8	824.0	192.5	451.5	185.7	228.6
Other non-current provisions		7.3	20.5	16.6	10.9	4.8	4.6
Deferred income tax liabilities, net		36.8	102.9	100.3	102.7	143.4	133.2

Total non-current liabilities		338.9	947.4	309.4	565.1	333.9	366.4

Total liabilities		395.3	1,105.1	489.2	874.2	593.7	567.9

Equity:
Capital stock		190.1	531.4	531.4	418.8	418.8	418.8
Investment shares		18.1	50.5	50.5	49.6	49.6	49.6
Additional paid-in capital		199.0	556.3	558.5	—	—	—
Legal reserve		42.9	119.8	105.2	90.5	74.1	53.4
Other components of equity		6.8	19.0	16.7	8.0	14.4	5.8
Retained earnings		233.9	653.7	570.9	473.7	435.7	306.1
Non-controlling interests		28.1	78.6	60.9	33.0	0.7	0.8

Total equity		718.9	2,009.5	1,894.1	1,073.6	993.3	834.5

Total liabilities and equity	US$	1,114.3	S/.3,114.5	S/.2,383.3	S/.1,947.8	S/.1,587.0	S/.1,402.4

	As of and for the year ended December 31,
	2013		2013	2012	2011	2010	2009
	(in millions of US$)(1)		(in millions of S/., except percentage and operating data)
Other Financial Information:
Net working capital(5)	US$	451.4	S/.1,261.7	S/.673.6	S/.351.0	S/.102.9	S/.85.6
Capital expenditures(6)		71.8	200.6	248.2	240.6	98.0	63.5
Depreciation and amortization		20.0	55.9	48.0	47.5	36.3	32.7
Net cash flows from operating activities		68.6	191.8	99.7	132.3	179.6	165.8
Net cash flows from (used in) investing activities		69.6	194.5	(667.4)	(239.2)	(19.3)	(76.0)
Net cash flows from (used in) financing activities		181.5	507.4	273.7	316.0	(115.4)	0.6
Adjusted EBITDA(7)		124.8	348.9	278.5	267.2	296.7	259.4
Adjusted EBITDA margin(8)		28.1%	28.1%	23.8%	26.9%	33.0%	34.3%

Operating Data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo			2,900	2,900	2,900	2,900	1,900
Rioja			440	200	200	200	190

Total			3,340	3,100	3,100	3,100	2,090
Clinker:
Pacasmayo			1,500	1,500	1,300	1,300	1,300
Rioja			280	200	200	200	200

Total			1,780	1,700	1,500	1,500	1,500
Quicklime
Pacasmayo			240	240	240	240	110
Production (thousand metric tons):
Cement:
Pacasmayo			2,101	2,053	1,751	1,615	1,386
Rioja			240	200	195	196	159

Total			2,341	2,253	1,946	1,811	1,545
Clinker:
Pacasmayo			1,189	1,209	1,160	1,118	998
Rioja			196	159	155	160	130

Total			1,385	1,368	1,315	1,278	1,128
Quicklime
Pacasmayo			67	101	90	127	118

(1)	Calculated based on an exchange rate of S/.2.795 to US$1.00 as of December 31, 2013.
(2)	Relates to our sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer.
(3)	Due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc prices, we recorded an impairment with respect to our zinc mining assets in 2011.
(4)	Data for 2010 and 2011 does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries and sold in 2012.
(5)	Represents current assets minus current liabilities.
(6)	Represents expenditures for the purchase of property, plant and equipment.

(7)	Adjusted EBITDA for 2010 excludes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions referred to in note 2 above. Adjusted EBITDA for 2011 excludes a S/.96.0 million non-cash impairment with respect our zinc mining assets referred to in note 3 above, and excludes mandatory workers’ profit sharing expenses of S/.4.8 million related to the sale of a minority equity interest in our subsidiary Fosfatos del Pacífico S.A. (“Fosfatos”) to an affiliate of Mitsubishi Corporation & Co. Ltd. (“Mitsubishi”). For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit, see “Non-IFRS Financial Measure and Reconciliation” below.
(8)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net sales.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, and depreciation and amortization, and minus finance income and gain from exchange difference, net. Adjusted EBITDA for 2010 excludes a gain from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. Adjusted EBITDA for 2011 excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc prices, as well as mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, because, in accordance with IFRS, the gain from our sale of an interest in Fosfatos has been recorded as equity on our balance sheet as of December 31, 2011. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes.

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

The following table sets forth the reconciliation of our profit to Adjusted EBITDA:

	Year ended December 31,
	2013		2013	2012	2011	2010	2009
	(in millions of US$)(1)		(in millions of S/.)
Profit	US$	54.5	S/.152.3	S/.155.6	S/.65.5	S./223.1	S/.148.0
Finance income		(9.7)	(27.2)	(23.3)	(2.7)	(3.3)	(1.9)
Finance costs		13.3	37.1	23.8	19.2	15.0	18.8
Gain (loss) from exchange difference, net		17.3	48.4	0.7	(1.5)	(2.6)	(8.8)
Income tax expense		29.5	82.4	73.7	38.4	104.1	70.6
Depreciation and amortization		20.0	55.9	48.0	47.5	36.3	32.7

EBITDA		124.8	348.9	278.5	166.5	372.6	259.4
Net gain on sale of land and mining concessions		—	—	—	—	(75.9)	—
Impairment of zinc mining assets		—	—	—	96.0	—	—
Workers’ profit sharing expenses related to the sale of an interest in Fosfatos		—	—	—	4.8	—	—

Adjusted EBITDA	US$	124.8	S/.348.9	S/.278.5	S/.267.2	S/.296.7	S/.259.4

(1)	Calculated based on an exchange rate of S/.2.795 to US$1.00 as of December 31, 2013.

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

	High	Low	Average(1)	Period end
2009	3.259	2.852	3.006	2.890
2010	2.883	2.787	2.826	2.809
2011	2.833	2.694	2.755	2.696
2012	2.709	2.550	2.639	2.550
2013	2.820	2.540	2.702	2.795
October 2013	2.787	2.756	2.769	2.769
November 2013	2.804	2.776	2.798	2.801
December 2013	2.805	2.764	2.785	2.795
January 2014	2.824	2.798	2.809	2.821
February 2014	2.825	2.800	2.813	2.800
March 2014	2.814	2.798	2.807	2.808
April 2014 (through April 25)	2.811	2.774	2.792	2.802

Source: SBS

(1)	Averages are based on daily exchange rates.

On April 25, 2013, the exchange rate was S/.2.802 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Peru’s current president, Ollanta Humala of the Gana Perú political coalition, has been in office since July 28, 2011. The election of President Humala initially generated a climate of political and economic uncertainty. However, President Humala’s administration ratified Julio Velarde to continue in his role as president of the Central Reserve Bank of Peru and appointed Luis Castilla, the Vice-Minister of Treasury under the previous administration, as Minister of Economy and Finance. In his first two years in office, President Humala has substantially maintained the moderate economic policies of former president Alan García, whose administration was characterized by business-friendly and open-market economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels. However, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

In addition, because in the last election for congress no single party obtained a clear majority, government gridlock and political uncertainty may occur. We cannot provide any assurances that political or social developments in Peru, over which we have no control, will not have an adverse effect on Peru’s economic situation and on our business, results of operations, financial condition and ability to repay the notes.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, a depreciation of the nuevo sol could increase, in terms of nuevos soles, certain of our production costs. Substantially all of our revenues are denominated in nuevos soles. However, certain of our expenses, such as the purchase of coal and electricity, are denominated in U.S. dollars. In 2013, approximately 40% of our cost of sales was denominated in U.S. dollars. In addition, we have issued US$300.0 million in 4.50% Senior Notes due 2023, on which we must make interest payments in U.S. dollars. We currently do not hedge our foreign currency risk exposure. As of December 31, 2013, the nuevo sol had depreciated 9.6% with respect to the U.S. dollar as compared to December 31, 2012. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert nuevos soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on the ability of holders of our American Depositary Shares (“ADSs”), each representing five of our common shares, to receive dividends in U.S. dollars.

Inflation could adversely affect our business, financial condition and results of operations.

Peru, like some other countries in Latin America, experienced periods of hyperinflation in the 1980s and high inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2009 and 2013 of 2.5% as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

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

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. In 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the Ica region, located south of Lima. In addition, Peru, including the northern region where substantially all of our assets and our operations are located, experiences from time to time severe rainfall and flooding, largely as a result of the climate pattern known as El Niño, which typically occurs every two to seven years. Although we have insurance covering damages caused by natural disasters, the occurrence of a severe natural disaster in the north of Peru could affect our facilities and temporarily disrupt our operations or the distribution of our products and, consequently, our business, financial condition and results of operations.

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations.

In the past, Peru experienced significant levels of terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of key leaders, resulting in considerable limitations in their activities. Although terrorism no longer poses a significant threat in Peru, a small group of terrorists primarily related to drug traffickers continues to operate in remote mountainous and jungle areas in the central and southern regions of the country. A resurgence of terrorism could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

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

In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. During the recent global economic and financial crisis, global conditions led to a slowdown in economic growth in Peru, slowing gross domestic product (“GDP”) growth in 2009 to 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves. During 2013, especially during the second half of the year, the Peruvian economy suffered the effects of global changes. The expectations of the retreat in monetary stimulus in the United States (tapering) affected the international markets significantly, giving rise to a sudden drop in metal prices, a rapid depreciation of currencies in emerging countries (including the nuevo sol), and an increase in interest rates. This caused a general slowdown in Peru, decreasing levels of private investment, exports and internal demand. Adverse developments in regional or global markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three principal groups which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Demand for our cement products is highly related to housing construction in northern Peru, which, in turn, is affected by economic conditions in the region.

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2013, auto-construcción accounted for approximately 54% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration in economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2013, approximately 27% of our cement sales were derived from private construction (other than auto-construcción) and 19% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

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

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2013, the cost of energy represented approximately 32.0% of our cement production costs. We use a substantial amount of coal as a source of fuel in our production process. We purchase anthracite coal from domestic suppliers and import bituminous coal from suppliers primarily in Venezuela, in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, burn furnace slag and iron that we obtain from third parties. In 2013, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 8.6% compared to 15.7% in 2012, mainly due to lower consumption of blast furnace slag, which was replaced by our own materials. In 2012, due to an increase in demand for cement and the corrective maintenance of our principal kiln, we began using imported clinker, which represented approximately 17.3% of our cement production cost in 2013. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

In addition, the indenture pursuant to which we issued our 4.50% Senior Notes due 2023 contains covenants that limit our ability and that of our restricted subsidiaries to incur additional indebtedness if we do not meet certain financial ratios. If we are unable to incur additional debt to fund our future strategies, our business could be adversely affected.

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

Our business is subject to several industry-specific operational risks, including accidents, natural disasters, labor disputes and equipment failures. Such occurrences could result in damage to our production facilities and equipment, and/or the injury or death of our employees and others involved in our production process. Moreover, such accidents or failures could lead to environmental damage, loss of resources or intermediate goods, delays or the interruption of production activities and monetary losses, as well as damage to our reputation. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations.

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

Our flagship production facility in Pacasmayo is essential to our business. In 2013, approximately 90% of our total cement and all of our quicklime was produced at this facility. The Pacasmayo plant is subject to normal hazards of operating any cement production facility, including accidents and natural disasters. Any interruption in our operation of the Pacasmayo facility or a decrease in the effective capacity of this facility would adversely affect our results of operations, and any prolonged disruption in the operation of this facility would have a material adverse effect on our business, financial condition and results of operations.

The introduction of cement substitutes into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement and concrete. In Peru, dry wall has only been introduced into the housing construction market in recent years and it is not widely used. However, the use of dry wall for housing construction could increase significantly in the future as it becomes more popular. In addition, research aimed at developing new construction techniques and modern materials may introduce new products in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products.

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations.

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

There are ongoing international efforts to address greenhouse emissions. The United Nations and certain international organizations have taken action against activities that may increase the atmospheric concentration of greenhouse gases. Regulatory measures, such as the Kyoto Protocol, aimed at addressing greenhouse gas emissions and climate changes, are in various stages of negotiation and implementation. Such measures may result in increased costs to us for installation of new controls aimed at reducing greenhouse gas emissions, purchase of credits or licenses for atmospheric emissions, and monitoring and registration of greenhouse gas emissions from our operations. These measures, if adopted in Peru, could adversely affect our business, financial condition and results of operations.

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

As of December 31, 2013, approximately 19% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

Our Piura plant development project is subject to multiple risks, any one of which may adversely affect our operations.

We may face several risks related to our on-going development of our cement production facility in Piura. The realization of any of the following risks may impair our ability to execute this project in the timeframe we estimate:

•	delays in obtaining regulatory approvals, licenses or permits from different governmental or regulatory authorities;

•	increases in the cost of energy, equipment, materials or labor, could impact the profitability of this project;

•	adverse weather conditions, natural disasters, accidents or other unforeseen events;

•	unforeseen engineering, design, environmental or geological problems;

•	opposition from local communities;

•	strikes or labor disputes; and

•	adverse changes in Peru’s regulatory framework.

Any of these factors may delay our project and may increase our projected capital costs. If we are unable to complete this plant, any costs incurred in connection with it may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and results of operations.

The actual amount of capital required for the development of our new plant in Piura may vary from our current estimates.

Although we have an established budget for the development of Piura plant, this still remains only an estimate. If any of our assumptions change, the actual timing and amount of capital required may vary from what we anticipate. Additional funds may be required in the event of departures from current estimates, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses. We cannot assure you that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

Additional Risks Relating to our Non-cement Projects

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

Mineralized material calculations are only estimates which if they do not materialize may adversely affect our business, financial condition and results of operations.

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

Our phosphate and brine projects are not part of our core cement business and we cannot assure you that we will be able to profitably extract and commercialize these products.

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

The indenture pursuant to which we issued our 4.50% Senior Notes due 2023 contains financial covenants, and any default under the indenture may have a material adverse effect on our financial condition and cash flows.

The indenture pursuant to which we issued our 4.50% Senior Notes due 2023 contains restrictions and covenants, including restrictions on our and our guarantor subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless certain conditions are met. Failure to meet or satisfy any of these covenants could result in an event of default under the indenture.

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

As of March 31, 2014, our controlling shareholder beneficially owned 52.63% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Holders of ADSs may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice 25 days in advance, pursuant to Peruvian law, in the official gazette in Peru, a Peruvian newspaper of general circulation, the bulletin of the Lima Stock Exchange and the website of the Peruvian Securities Commission, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

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

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in nuevos soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the dividend distribution.

Holders of ADSs may be unable to exercise preemptive or accretion rights with respect to the common shares underlying their ADSs.

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40% of our outstanding common shares, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to common shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders of ADSs may receive only the net proceeds from the sale of their preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

We are entitled to amend the deposit agreement under which our ADSs were issued, and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

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

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In November 2013, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Good Corporate Governance Code for Peruvian Companies.” Although we have implemented a number of these measures, we are not required to comply with the corporate governance guidelines by law or regulation, only to disclose whether or not we are in compliance.

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

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

Most of our directors or executive officers are not residents of the United States. All or a substantial portion of our assets and those of our directors and executive officers are located outside of the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or to enforce in U.S. courts or outside of the United States judgments obtained against such persons outside of the United States.

We are a company organized and existing under the laws of Peru, and there is no existing treaty between the United States and Peru for the reciprocal enforcement of foreign judgments. It is not clear whether a Peruvian court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

Cementos Pacasmayo S.A.A. began its operations in 1957 and is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.cementospacasmayo.com.pe. Information on or accessible through our website is not a part of, nor incorporated by reference in, this annual report.

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for the past 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2014, Eduardo Hochschild, directly and indirectly, owned and controlled 54.30% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), Eduardo Hochschild, directly and indirectly, owns and controls 52.63% of the outstanding common shares and 33.17% of the outstanding non-voting investment shares of Cementos Pacasmayo S.A.A.

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

•	In 2011, we created Salmueras together with Quimpac, the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

•	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

•

In 2012, we entered into a supply agreement, amended in 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Piura, which is expected to have an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

•

In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business.

•

In 2013, we entered into a contract for the construction and electromechanical assembly services for the Piura plant with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period. We also entered into a contract with Cesel Ingenieros S.A. for the Plant Construction and Engineering Supervision. For purposes of the project, this company has joined forces with the Argentine company Saxum Ingeniería S.A., which has particular experience in the construction of cement plants.

Capital Expenditures

We expect to spend over the next five years approximately US$20 million per year on recurring capital expenditures necessary to maintain our plants and equipment.

In February 2013, we issued US$300 million of our 4.50% Senior Notes due 2023. The international rating given by Fitch and S&P to these notes was BBB- and BB+, respectively. The notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act, and listed on the Irish Stock Exchange. The funds for this placement were allocated to prepay our outstanding long-term debt with BBVA Banco Continental, which amounted to S/.202.2 million, and the remaining balance was set aside to cover a portion of the construction costs for the new Piura plant and our cement business.

In addition to our cement business, we expect to have substantial capital expenditure requirements to develop our phosphate and brine projects, if the feasibility and other studies conclude that developing these projects will be legally and economically feasible.

We expect to finance our phosphate and brine projects with a combination of new borrowings and financial contributions from us and Mitsubishi, our minority partner. In our phosphate project, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi for an aggregate purchase price of approximately US$46.1 million. In our brine project, we have entered into a strategic partnership with Quimpac, under which we have committed to invest a total of US$100 million and Quimpac is obligated to invest approximately US$14.2 million as a minority partner over the time of the agreement in order to maintain its current equity interest. Our phosphate and brine projects are not part of our core cement business, and, accordingly, we expect to evaluate strategic options as we continue to develop our projects.

The table below sets forth our total capital expenditures incurred in 2013, 2012 and 2011.

	Year ended December 31,
(in millions of S/.)	2013	2012	2011
Corianta calcination plant(1)	—	—	2.3
Construction of diatomite brick plant	11.3	10.6	34.5
Expansion of Rioja cement plant	17.6	57.2	32.3
Expansion of Pacasmayo cement plant	24.5	16.8	14.7
New cement plant in Piura	72.9	52.8	—
Phosphate project	41.6	23.7	4.5
Brine project	5.8	18.3	5.8
Carbon mine concession	—	—	10.9
Concrete and block business	21.0	4.5	20.5
Other investing activities(2)	15.9	86.3	115.7

Total	210.6	270.2	241.2

(1)	Capital expenditures relate to the conversion of our Waelz rotary kiln to produce zinc and quicklime interchangeably.
(2)	Includes overhauls of transmission, cooler system, storage silo, heavy machinery and other.

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 56 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2013, we sold approximately 2.3 million metric tons of cement, representing an estimated 20.8% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region. From 2009 to 2013, our cement sales volume grew at a compound annual growth rate (“CAGR”) of 10.5%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately two times the growth in Peru’s annual GDP. We believe the construction sector will continue to grow with the expected continued expansion of the economy and the continued housing deficit in the country.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.3 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 62 years, based on our 2013 limestone consumption levels.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. We are in the construction stage of our new cement plant in Piura, which is expected to have an annual production capacity of 1.6 million metric tons of cement. We have entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project. We have also signed a contract with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. for the construction of the plant. This development will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of more than 214 independent retailers and 345 hardware stores, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

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

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2013	2012	2011
Economic data(1):
GDP growth in Peru	5.0%	6.3%	6.9%
Construction sector growth in Peru	8.5%	15.1%	3.4%

Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	3,340	3,100	3,100
Installed clinker capacity	1,780	1,700	1,500
Production (thousands metric tons):
Cement production	2,341	2,253	1,946
Clinker production	1,385	1,368	1,315
Utilization rate at Pacasmayo plant(2):
Cement	72.4%	70.8%	60.4%
Clinker	79.3%	80.6%	89.2%
Utilization rate at Rioja plant(2):
Cement	54.6%	100.0%	97.5%
Clinker	70.1%	79.5%	77.5%

Selected financial data (amounts in millions of S/.):
Net sales	1,239.7	1,169.8	995.0
Growth in net sales (versus prior period)	6.0%	17.6%	10.8%
Gross profit	523.4	456.8	425.5
Gross profit margin	42.2%	39.0%	42.8%
Adjusted EBITDA(3)	348.9	278.5	267.2
Adjusted EBITDA margin(3)	28.1%	23.8%	26.9%
Profit(4)	152.3	155.6	65.5
Profit margin(4)	12.3%	13.3%	6.6%

(1)	Source: Central Bank of Peru.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(3)	For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our profit, see “Item 3. Key Information—A. Selected Financial Data.”

(4)	Profit for 2011 includes a non-cash loss of S/.96.0 million due to an impairment with respect to our zinc mining assets and S/.4.8 million related to mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi.

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2009 to 2013, GDP grew at a CAGR of 6.7%. Despite the global economic recession, which slowed GDP growth in Peru to 0.9% during 2009, the economy rebounded in 2010 and recorded GDP growth of 8.8%. Growth during the 2009 to 2013 period was accompanied by low inflation, which averaged 2.5% per year. In addition, at December 31, 2013, the government had accumulated foreign exchange reserves of approximately US$65.7 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 25.8% in 2012. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 5.0% in 2013 and is projected to grow at a rate of 6.0% in 2014.

We sell substantially all our cement in the northern region of Peru, which in 2013 accounted for approximately 23.1% of the country’s population and 15.0% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports. From 2009 to 2013, total cement consumption in Peru grew at a CAGR of 11.1%, according to the INEI, driven by the country’s overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 10.6% over the same period. Despite this recent growth, Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide as of December 31, 2013.

In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2013 sales to the auto-construcción segment accounted for approximately 54% of our total sales of cement, private construction projects accounted for 27% and public construction projects accounted for the remaining 19%. Approximately 89% of our total cement sales in 2013 were in the form of bagged cement, substantially all of which was sold through retailers.

In recent years, sales of ready-mix concrete have increased significantly, growing at an average annual rate of 25% from 2006 to 2013 (compared to 11% for cement) in the northern region. Over the same period, market penetration of ready-mix concrete has increased from 3% to 7%. Nonetheless, this penetration is still low compared to the Latinamerican average of 20% and the national average of 13%. We expect that sales of ready-mix concrete in our region will continue growing at a faster pace than cement during the following years as ready-mix concrete consumption is directly related to GDP per capita growth and its subsequent effect on economic development and the formalization of the economy.

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

In December 2011, we sold a 30.0% equity interest in our subsidiary Fosfatos, which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise whose shares are listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi has entered into an off-take agreement to purchase Fosfatos’

production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. We believe this is one of the most significant foreign investments by a major international company in Peru’s phosphate sector.

We believe our phosphate project provides significant opportunities to expand our revenue streams, diversify our portfolio of products and improve our profitability, and we intend to dedicate substantial efforts to developing this project. We are currently in the basic engineering stage which is being conducted by Golder Associates on the mine, a consortium of FL Smidth Minerals—Jacobs—Golder Associates on the plant, Berenguer Ingenieros on the port, Pepsa Tecsult and Aecom on the electrical transmission and the water, and Hatch as an overall reviewer.

In March 2014, we obtained the approval of the Environmental Impact Study for the Phosphate Project. This represents a very important step for the project’s development.

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

In the Brine project, the basic engineering study is being conducted by the German company, K-Utec AG Salt Technologies. Due to the complexity of our brine project and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local communities agreements for the exploitation of the mineral resources.

These projects require significant capital investments and as we have not yet completed feasibility studies, we cannot assure that we will be able to produce and sell these products profitably or at all.

Competitive Strengths

Our principal competitive strengths include the following:

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

•	our leadership position in the northern region of Peru; and

•	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

In 2013, we generated cash flow from operating activities of S/.191.8 million (US$68.6 million) and EBITDA of S/.348.9 million (US$124.8 million), and our operating and EBITDA margins were 23.6% and 28.1%, respectively. EBITDA for 2013 increased by 25.3% (S/.70.4 million) compared to 2012, mainly due to operational efficiencies that allowed us to maintain expenses and costs at 2012 levels while increasing revenues by 6%. As of December 31, 2013 and 2012, our net leverage ratio was negative principally as a result of the high levels of cash on our balance sheet.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2013, the northern region accounted for approximately 23.1% of the country’s population and 15.0% of its GDP. From 2009 to 2013, GDP in the northern region grew at a CAGR of 5.6%. During the same period, our cement production and sales volume grew at a CAGR of 10.5%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries which we own directly, to the related products such as quicklime, ready – mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 214 independent retailers with 345 hardware stores, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile

We seek to minimize risk while securing an adequate return on our development projects. We are currently developing a new plant in Piura to increase our cement production capacity and projects to explore phosphate and brine. We are in the construction stage of our new cement plant in Piura, the third largest city in northern Peru, which is expected to have an annual production capacity of 1.6 million metric tons of cement. We have entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project. We have also signed a contract with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. for the construction of the plant. This development will allow us to meet projected increases in the regional demand for cement. In 2011, we sold 30% of our interest in our subsidiary Fosfatos to an affiliate of Mitsubishi and entered into an off-take agreement with the same company to sell our production of Phosphate ore. In 2010, we also entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we jointly formed Salmueras Sudamericanas S.A. (“Salmueras”), a vehicle to jointly exploit a project relating to our brine concessions. We are currently in the basic engineering stage which is being conducted by Golder Associates on the mine, a consortium of FL Smidth Minerals—Jacobs—Golder Associates on the plant, Berenguer Ingenieros on the port, Pepsa Tecsult and Aecom on the electrical transmission and the water, and Hatch as an overall reviewer. In our Brine project the basic engineering study is being conducted by the German company, K-Utec AG Salt Technologies. Due to the complexity of our brine project and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local communities agreements for the exploitation of the mineral resources.

Emphasis on innovation

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

Know-how to develop our phosphate and brine projects

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

Strong relationship with local communities

Since we began operations 56 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 7,550 students in various technical fields, some of whom now work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 13 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. For the fourth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of nine listed companies.

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) and the Superintendencia del Mercado de Valores and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. For the fourth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of nine listed companies. Additionally, in 2013, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for second consecutive year, in recognition of our having achieved our corporate goals in a socially responsible manner, a principle that is ingrained in our corporate culture and business strategy.

Our Strategies

Our objective is to maximize shareholder value, while honoring our commitment to the environment and abiding by our social responsibility goals. We intend to achieve our objective through the following principal strategies:

Continue to focus on our core business of supplying the rising demand for cement

We plan to continue to meet the increasing demand for cement in our market, while controlling production costs. We intend to increase our production capacity through the expansion of our installed cement and clinker capacity. In line with this strategy, we are on target to complete the planned expansion of our new cement plant in Piura. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business.

Maintain operational efficiencies to control production costs

We intend to sustain operational efficiencies in an effort to control costs and maintain our operating margins. One of our principal initiatives to maintain energy costs is to secure our own source of coal. In 2011, we exercised certain of our options to purchase coal mining concessions in the north of Peru, and we have also replaced a high proportion of our use of imported bituminous coal, which generally is more expensive, with anthracite coal produced locally.

Deepen our commercial relationship with retailers and end-consumers

We plan to enhance our commercial relationships with retailers and end-consumers in our market, both to maintain brand loyalty and to foster demand for our cement products. We will continue to support retailers in our DINO distribution network by providing product education, training sessions, rewards programs, and assistance in financing purchases of our products. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers. In addition, we have intensified our door-to-door commercial strategy for cement sales and, as of December 31, 2013, approximately 99% of our cement sales were sold under this system. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers.

Continue to focus on being the preferred provider of building solutions

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

Develop our non-core mineral assets

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

Selectively pursue acquisitions

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

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2013, cement, concrete and blocks accounted for 88.9% of our net sales and quicklime accounted for 2.6%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2013 represented 8.3% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2013	2012	2011
Cement, concrete and blocks	2,349	2,258	1,937
Quicklime	60	101	93
Zinc calcine	—	—	1

Total	2,409	2,359	2,031

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/.)	2013	2012	2011
Cement, concrete and blocks	1,102.1	972.2	803.0
Quicklime	31.9	52.7	45.9
Construction supplies(1)	103.3	143.2	143.3
Others	2.4	1.7	2.8

Total	1,239.7	1,169.8	995.0

(1)	Refers to construction materials manufactured by third parties that we distribute.

Cement

Cement is a powdered mixture of ground minerals that, when mixed with water, adheres to other materials and hardens to form a rock-like substance. Cement is generally mixed with other materials, such as gravel and sand, forming concrete with a high degree of compressive strength that is able to withstand substantial pressure.

Cement types are generally classified as either portland cement or blended hydraulic cement. Portland cement is a hydraulic cement produced by pulverizing clinker, consisting essentially of crystalline hydraulic calcium silicates and calcium sulfate. Blended hydraulic cement consists of a mixture of portland cement clinker and mineral admixtures, such as blast furnace slag, pozzolan and limestone.

We produce both types of cement in a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following five types of cement products designed for specific uses:

•

Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

•

Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has a high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

•

Type Fortimax (formerly known as MS). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration, and is resistant to contact with alkaline reagents.

•

Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

•	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

We believe that our Type V, Fortimax and HS cement products are particularly suitable for construction in the northern coastal region of Peru, where sulfate and chloride concentrations from soil, ground water and sea water affect the durability of construction structures. By educating retailers about the different cement characteristics and conducting marketing campaigns, we believe we have been successful in building demand for our cement products. Our research and development department is also equipped to produce custom-tailored cement products on demand. In addition, through our dedicated team of geologists and scientists, we have significantly reduced the amount of clinker required for cement production minimizing our capital expenditures and significantly reducing our carbon dioxide emissions (CO2).

We market and distribute our cement primarily in 42.5 kilogram bags. Most of our bagged cement is sold to the retail sector consisting primarily of households who buy bags of cement to build or expand their own homes over time with little or no formal technical assistance (commonly referred to as auto-construcción). The bags are made of kraft paper to preserve the quality of the cement. Our bags include information relating to the composition of our cement, handling instructions, production dates and storage instructions. Our cement bags have different colors to easily identify the different types of cement. Once bagged at our Pacasmayo and Rioja facilities, our cement is loaded onto trucks operated by third parties. Cement in bulk is sold to large industrial consumers.

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as blocks, bricks and pavers.

•

Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have fifteen fixed and mobile ready-mix plants.

•

Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

Quicklime

We produce and distribute quicklime, which has several industrial uses. Quicklime serves as a neutralizer, lubricant, drying and absorbing material, disinfectant, and as a raw material. Quicklime has various applications, including in the steel, food, fishing and chemical industries. It is also used in mining operations to treat water and industrial residues, in agriculture as a fertilizer enhancer and, to a lesser extent, in other industries. In Peru, quicklime is mainly used in the mining industry, as an additive to treat water residues. We produce quicklime in finely and coarsely ground varieties and sell it in three forms: (i) 40 kilogram bags, (ii) bags of one metric ton and (iii) in bulk for larger construction projects.

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

The operations at our zinc mines have been suspended since July 2008. We subsequently continued to produce small quantities of zinc calcine depleting our inventory of extracted zinc ore. However, during 2012, we did not produce any zinc calcine.

Due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/.96.0 million during 2011 with respect to our zinc mining assets.

In 2013, we returned our mining concession to Compañía Pilar de Amazonas S.A., which is the owner of the surface of the zinc mining unit. The mine’s closing plan is currently being executed.

Production Process

Cement Production Process

The diagram below depicts the standard cement production process, which consists of the following main stages:

•	extraction and transportation of limestone from the quarry;

•	grinding and homogenization to make the raw material of consistent quality;

•	clinkerization;

•	cement grinding;

•	storage in silos; and

•	packaging, loading and distribution.

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

Calizas Tioyacu. For our Rioja production, we have a concession to extract limestone and other minerals from a 400 hectare open-pit mine near our Rioja facility in the district of Elias Soplin Vargas, in the department of San Martín. We acquired this concession in February 1998.

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

We extracted from our Acumulación Tembladera quarry approximately 2.6 million metric tons of limestone, in 2011, 2.2 million metric tons in 2012 and 2.7 million metric tons in 2013, which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 336,722 metric tons of limestone in 2011, 353,794 metric tons in 2012 and 285,812 metric tons in 2013, which were used for cement production at our Rioja facility.

We estimate that as of December 31, 2013, our Acumulación Tembladera quarry contains approximately 116.1 million metric tons with an average grade of 85.70% of calcium carbonate of proven and probable limestone reserves, and our Calizas Tioyacu quarry contains approximately 9.3 million metric tons of proven limestone reserves with an average grade of 90.25% of calcium carbonate. Based on limestone consumption at 2013 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 65 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 26 years. On a combined basis, we estimate that our two quarries have a remaining life of approximately 62 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera and Calizas Tioyacu quarries, we also own concession rights to various other limestone quarries consisting, in the aggregate, of approximately 51,735 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the Ministry of Energy and Mines in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 116,461 metric tons of clay in 2011, 107,468 metric tons in 2012 and 107,935 in 2013.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectare open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the Ministry of Energy and Mines in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 32,825 metric tons of clay in 2011, 47,819 metric tons in 2012 and 43,669 metric tons in 2013.

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

Iron and Diatomite

We use small quantities of iron and diatomite in our cement production, which we purchase from third parties at market prices. We are also in the process of installing a small diatomite plant in our Bayóvar field.

Pozzolanic Materials and Other Admixtures

Our cement production also requires small amounts of other admixtures, such as pozzolanic materials, gypsum and blast furnace slag.

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the Ministry of Energy and Mines in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and obtained from our Cunyac quarry approximately 120,271 metric tons of pozzolanic material in 2011, we did not use pozzolanic materials to produce cement in 2012. In 2013, we used 79,139 metric tons of pozzolanic material from our stock.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the Ministry of Energy and Mines in 1998. We did not use pozzolanic materials to produce cement in 2011, 2012 and 2013.

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

Imported Clinker

In 2012, as a result of the strong demand in the cement market in the northern region of Peru, we started using 208,708 metric tons of imported clinker. In 2013, we used approximately 351,501 metric tons of imported clinker and we expect to continue using this material until the new cement plant in Piura is completed.

Energy Sources

Our main energy sources are fuel in the form of coal and electricity. Our production processes consume significant amounts of energy, because our kilns must reach extreme temperatures to produce clinker and quicklime. In addition, milling operations, homogenization and transportation of materials consume significant amounts of energy.

Coal

We purchase anthracite coal from local suppliers and import bituminous coal from suppliers mainly in Venezuela, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facility adjacent to the Salaverry port, located approximately 130 kilometers south of our Pacasmayo facility, where we have sufficient stock of bituminous coal to maintain our production levels for the next year.

In December 2009 and February 2010, we entered into option agreements to acquire coal mining concessions to secure a steady and reliable source for our coal requirements and to reduce our energy costs related to coal. In 2011, we exercised certain options under these agreements to acquire coal mining concessions for 908.45 hectares near our Pacasmayo facility for a total purchase price of US$4.5 million. In 2013, we exercised our remaining options to purchase an additional coal mining concession for 501.24 hectares for US$1.0 million.

Electricity

As of December 31, 2013, all of the electricity requirements for our Pacasmayo facility were supplied by Electroperú and for our Rioja facility by ELOR.

We have a long-term electricity supply contract with Electroperú for an original term of 10 years, ending in December 2020. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

In addition, we have a medium-term electricity supply contract with ELOR to supply the Rioja facility for a term that ends in November 2016. ELOR supplies the Rioja facility with 3.4 megawatts of electricity at peak hours and 3.7 megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

Other Production Materials

We use other materials in the cement production process, including paper bags to package cement, which we purchase principally from local suppliers and imports from Brazil; plastic bags used to package quicklime, which we purchase from local suppliers; and water to cool the kiln exhaust gases and for our crushing operations at our Acumulación Tembladera quarry, which we obtain principally from a well located at our Pacasmayo facility and from the Jequetepeque river. Water used in our production process is maintained in a closed system at our plants and re-processed for utilization in our production process.

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

In 2013, approximately 89% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 345 local hardware stores, with whom we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

In recent years, sales of ready-mix concrete have increased significantly, growing at an average annual rate of 25% from 2006 to 2013 (compared to 11% for cement) in the northern region. Over the same period, market penetration of ready-mix concrete has increased from 3% to 7%. Nonetheless, this penetration is still low compared to the Latin-American average of 20% and the national average of 13%. We expect that sales of ready-mix concrete in our region will continue growing at a faster pace than cement during the following years as ready-mix concrete consumption is directly related to GDP per capita growth and its subsequent effect on economic development and the formalization of the economy.

Additionally, we sell and distribute other construction materials manufactured by third parties that are used with cement, such as steel rebars, plastic pipes and electrical wires, among others.

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

Our marketing expenses in 2013 were approximately S/.10.5 million, or 0.8% of our net sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

Competitive Position

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formally known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2013, we sold approximately 2.3 million metric tons of cement, representing an estimated 20.8% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region of Peru.

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

For concessions granted in 2008 or thereafter, the following rules apply:

•

the minimum annual production target is equivalent to one tax unit (approximately US$1,360) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$136) per year per hectare, in the case of non-metallic mining concessions;

•	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

•	if the minimum production level is not achieved within that period, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

•

if the minimum production level is not achieved by the end of the fifteenth year, the mining concession expires. Exceptionally, the concession can be extended for five additional years, provided that (i) the non-compliance of the minimum production level is caused by force majeure, or (ii) a minimum annual investment of 10 times the annual penalty is devoted to exploration and the annual penalty is paid. If the minimum annual production is not achieved by the end of this additional five-year term, the mining concession will immediately expire.

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

We believed that certain portions of the regulations of the Royalty Mining Law were unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations established that the mining royalty tax was calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, in December 2011, we filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (“componente minero”).

In November 2013, the Peruvian Constitutional Court affirmed the constitutional challenge we filed against the new regulation of the Mining Royalty Law, in a final and unappealable ruling, on the grounds that the new regulation violates the constitutional right of property, as well as the principles of legal reserve and proportionality. Therefore, the new regulation is rendered inapplicable to our operation. As a result, we will continue to use as a basis for the calculation of the mining royalty the value of the concentrate or mining component, and not the value of the product obtained from the industrial or manufacturing process.

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

As of the date of this annual report, we primarily owned non-metallic mining concessions and limited metallic mining concessions with respect to iron. Substantially all of our concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance in all material respects with the terms and requirements applicable to our mining rights and concessions.

Production Process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company’s gross income is primarily derived from industrial activities. Pursuant to Supreme Decree No. 009-2011-MINAM, the supervisory and monitoring functions of the Ministry of Production will be transferred to the Environmental Evaluation and Supervisory Agency (Organismo de Evaluación y Fiscalización Ambiental, or OEFA). According to OEFA Resolution No. 013-2012-OEFA-CD, such process commenced on January 2, 2013 and will finalize on May 31, 2013.

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

The Environmental Regulations for Manufacturing Industries (Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 019-97-ITINCI, or the “Environmental Regulations”), set forth different environmental obligations depending on the date of commencement of the subject company’s industrial activities. Thus, companies with industrial cement activities operational at the time these regulations entered into force (September 1997) were obliged to submit an Environmental Adaptation Management Plan (Programa de Adecuación y Manejo Ambiental, or “PAMA”) to the Ministry of Production; while companies with industrial activities starting from that date onwards are obliged to submit either an environmental impact assessment or an environmental impact declaration depending on the level of risk and the impact of their activities on the environment. Furthermore, the Environmental Regulations establish that the Ministry of Production may require a mining closure plan (as an independent environmental assessment) with environmental measures that all companies must comply with before closing their operations to prevent any negative effects on the environment.

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

By Directing Council Resolution No. 023-2013-OEFA/CD, OEFA assumes the functions of monitoring, supervision, control and sanctioning of environmental matters in the Cement Sector of the Manufacturing Industry, of the Industrial Subsector of the Ministry of Production—PRODUCE.

Prior Consultation with Local Indigenous Communities

On September 7, 2011, Peru enacted Law No. 29785, Prior Consultation Right of Local Indigenous Communities. The law was enacted in order to implement Convention No. 169 of the International Labor Organization on Local Indigenous Communities in Independent Countries, previously ratified by Peru through Legislative Decree No. 26253. This law, which became effective on December 6, 2011, establishes a prior consultation procedure to be undertaken by the Peruvian government in favor of local indigenous communities, whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Regulation implementing this law was approved on April 3, 2012, by Supreme Decree No. 001-2012-MC, which defines the local indigenous communities that are entitled to the prior consultation rights and establishes the different stages that comprise the prior consultation procedure.

Consultation procedures for mining and processing concessions are carried out by the Ministry of Energy and Mines prior to the granting of a new processing concession.

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

Explosives. Mining concessionaires are required to obtain the following permits to operate and store explosives:

•	Certificate of Mining Operation (Certificado de Operación Minera), granted by the Ministry of Energy and Mines;

•

Semiannual Authorization for Use of Explosives, granted by the General Bureau of Explosives of the Ministry of Interior (Dirección General de Control de Servicios de Seguridad, Control de Armas, Munición y Explosivos de Uso Civil, or “DICSCAMEC”);

•	Manipulation of Explosives License for each individual that intends to handle explosives, granted by the DICSCAMEC; and

•	Explosive’s Warehouse Operation License, granted by DICSCAMEC.

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

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, until December 31, 2014, said payments are not subject to any social contribution, except for Income Tax; consequently, until December 2014, employers shall pay directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

(iv) life insurance, provided they have been employed for at least four years,

(v) a compensation for years of service (CTS) equal to 1.16% of a monthly salary and is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer,

(vi) benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees’ income, and

(vi) a percentage of the company’s annual income net of taxes (10% in the case of income derived from cement operations, and 8% in the case of income derived from our mining activities), provided the company has twenty or more employees.

Free and Fair Competition Protection

In Peru, businesses are generally not required to receive the prior authorization of the antitrust authority, which in Peru is INDECOPI. However, in order to promote economic efficiency and protect consumers, anti-competitive behavior is subject to sanctions under applicable law. Behavior that is prohibited according to national law includes: (i) the abuse of a dominant market position, (ii) concerted horizontal practices and (iii) concerted vertical practices. Moreover, under the Unfair Competition Law it is illegal to act in a way that may hinder the competitive process. An unfair behavior is one that is objectively contrary to the entrepreneurial good faith, ethical behavior and efficiency in a market economy.

C.	Organizational Structure

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report.

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

•	Calizas del Norte S.A.C. was created in 2013 and started operations in 2014. Its main operation is to exploit our limestone quarry Acumulacion Tembladera.

•	Empresa de Transmisión Guadalupe S.A.C.’s sole operation is to provide electricity transmission services to the Pacasmayo facility.

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

The following map shows the geographical location of our production facilities, as well as the location of our main commercial offices as of December 31, 2013:

Pacasmayo Facility

As of December 31, 2013, our Pacasmayo facility had 10 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

As of December 31, 2013, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Rioja Facility

We have increased our annual clinker production capacity at this facility by 80,000 metric tons and our installed annual cement production capacity by 240,000 metric tons, bringing the total annual installed production capacity of our Rioja facility to 440,000 metric tons of cement and 280,000 of clinker. This expansion was concluded in April 2013.

Our Rioja facility now operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 280,000 metric tons and three cement finishing mills with total annual installed production capacity of 440,000 metric tons. Our Rioja facility is also equipped with silos with storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have eighteen fixed and mobile ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura and Cajamarca, among others. These facilities allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2013, our ready-mix operations had 109 mixer trucks and 22 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

	As of and for the year ended December 31,
	2013			2012			2011
(in thousands of metric tons, except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	2,101	72.4%	2,900	2,053	70.8%	2,900	1,751	60.4%
Rioja facility	440	240	54.5%	200	200	100.0%	200	195	97.5%

Total	3,340	2,341	70.1%	3,100	2,253	72.7%	3,100	1,946	62.8%
Clinker:
Pacasmayo facility	1,500	1,189	79.3%	1.500	1,209	80.6%	1,300	1,160	89.2%
Rioja facility	280	196	70.0%	200	159	79.5%	200	155	77.5%

Total	1,780	1,385	77.8%	1,700	1,368	80.5%	1,500	1,315	87.7%
Quicklime(2):
Pacasmayo facility	240	67	27.9%	240	101	42.1%	240	90	37.5%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

We are currently in the stage of basic engineering studies, which are being conducted by Golder Associates on the mine, a consortium of FL Smidth Minerals—Jacobs—Golder Associates on the plant, Berenguer Ingenieros on the port; and Pepsa Tecsult and Aecom on the electrical transmission and the water, and Hatch as an overall reviewer.

In 2011, we sold a 30.0% equity interest in our subsidiary Fosfatos, which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi entered into an off-take agreement to purchase Fosfatos’ production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional five years upon expiration. In connection with the investment, we agreed to provide the Mitsubishi affiliate with certain minority protection rights. We and the Mitsubishi affiliate have also agreed to finance the construction of the first phosphate mine by obtaining third party project financing to the extent possible. In addition, Fosfatos has established a dividend policy to pay dividends annually in an amount not less than 75% of its net profits subject to availability of cash reserves, unless agreed otherwise by the shareholders.

Property Location, Access, Topography and Climate

Our Bayóvar No. 9 concession is located in Piura province, approximately 950 kilometers north of Lima. The site can be accessed from Piura by vehicle mainly through paved roads. The Bayóvar region is a part of the Peruvian coast in the desert of Sechura. The climate is hot and dry, with temperatures ranging between 22°C and 28°C and average moisture of 78%. The region experiences a cold season between June and September and a warm/rainy season between January and April. Annual rainfall in the region is approximately 100 millimeters. The map below illustrates the location of our Bayóvar concession.

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

Mining Concession

In August 2007, we entered into a purchase agreement with Activos Mineros to acquire the right to develop the Bayóvar No. 9 concession, which we obtained in a public auction for US$110,000, plus US$1.50 per metric ton of extracted diatomite from the Bayóvar field, as described in further detail below.

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

Under Peruvian law, a mining concession does not grant us the right to use the surface land, as it belongs to the local community. In 2009, we entered into a 30-year term agreement with the community of San Martín de Sechura, under which we agreed to make a one-time payment of US$110,000 in consideration for the right to use the surface land (including the right to obtain minerals from the land) and a related easement to access required areas for development. In addition, we have agreed to pay US$1.50 per metric ton of extracted diatomite to the community of San Martín in connection with the concession. If we extract phosphate deposits in the future, we are also required to pay Activos Mineros and the San Martín local community corresponding payments with respect to phosphate sales based on a pre-determined formula.

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

Description of Rock Formation

The Sechura desert located in the north of Peru is substantially covered with the Zapallal marine formation that dates back to the Tertiary period, and with a relatively thin sand overburden. The western Sechura desert is underlain by a thick series of marine sediments that range in age from Miocene to Pliocene and are deposited in a shallow north-trending basin between the Andes and Illescas Mountains. They are overlain by alluvium and windblown sand of recent age interrupted by Pliocene strata and underlain by older Miocene strata.

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

Ñamuc. Ñamuc comprises a group of 62 concessions with a total area of 50,074 hectares located in the district of Sechura, department of Piura.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 7,550 students in various technical fields, some of whom now work for us and our affiliated companies.

Center for Technological Training. We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2013, this program benefited a total of 845 students and teachers.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2013 benefited 527 stakeholders.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating and Financial Review and Prospects

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 56 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2013, we sold approximately 2.3 million metric tons of cement, representing an estimated 20.8% share of Peru’s total domestic cement shipments, and substantially all the cement consumed in the northern region. That same year, we also sold approximately 0.1 million metric tons of quicklime.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.3 million metric tons. We also have installed annual production capacity to produce 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 62 years, based on our 2013 limestone consumption levels.

We are in the construction phase of our new cement plant in Piura, the third largest city in northern Peru, which is expected to have an annual production capacity of 1.6 million metric tons of cement. We have entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project. We have also signed a contract with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. for the construction of the plant. This plant will allow us to meet projected increases in the regional demand for cement.

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

Factors Affecting our Results of Operations

Revenue Drivers

In 2013, approximately 89% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 54% of our total cement sales in 2013, 57% in 2012 and 56% in 2011; private construction projects, both large and small, accounted for approximately 27% of our total cement sales in 2013, 27% in 2012 and 28% in 2011; and public construction projects accounted for the remaining 19% of our total cement sales in 2013, 17% in 2012 and 16% in 2011. Each of these segments has grown significantly during these periods as a result of improving economic conditions in the northern region of Peru. While auto-construcción continues to represent the majority of our sales, private construction projects have become increasingly more important to our business as our market is transitioning to more formal construction.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown 4.0% in 2013, 7.1% in 2012 and 5.3% in 2011. Our cement sales, which represented substantially all cement sales in the northern region of Peru, grew by 4.0% in 2013, 15.5% in 2012 and 7.3% in 2011 in terms of metric tons of cement dispatches.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments.

Cost Drivers

Coal is the principal source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import bituminous coal primarily from Venezuela. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 19.5% of our costs of production in 2013, 21.6% in 2012 and 17.5% in 2011. The decrease in the proportion of coal as a percentage of our costs in 2013 is largely a result of: (i) a decrease in the price of coal in 2013 compared to 2012 and (ii) a change in the mix of coal used in our process, using more anthracite coal, which has a lower price per BTU than bituminous coal. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2020. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2016. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 12.5% of our cost of production in 2013, 11.9% in 2012 and 13.2% in 2011. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

Since 2012, because of stronger demand for cement and the corrective maintenance of our principal kiln, which reduced our ability to produce our own clinker, we started to import part of the clinker that we use. As a result, we had an increase in our operating costs in 2012, as the cost per metric ton of imported clinker is higher than clinker we produce. In 2013, we used approximately 351,501 metric tons of imported clinker, which represented approximately 17.3% of our cement production cost for 2013, as compared to 2012, when we used approximately 208,708 metric tons of imported clinker, which represented 11.3% of our cement production cost for 2012. We expect to continue to import a portion of the clinker that we use until our Piura plant is operational.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 8.6% of our cost of production in 2013, 15.7% in 2012 and 16.5% in 2011. The decrease in 2013 was mainly due to lower consumption of blast furnace slag, which was replaced by our own materials.

Our labor costs have remained stable during the past three years. Personnel expenses represented 20.2% of our total costs and expenses in 2013, 18.3% in 2012 and 20.0% for 2011.

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

Sale of Raul Copper Mine Concessions

Our results in 2010 were affected by our sale in March 2010 of our Raul copper mine concessions in central Peru that we previously leased to the buyer. Prior to the sale, we recognized rental income from related lease payments under Other income (expenses), net. Proceeds from the sale, which were approximately S/.75.9 million, were recorded as an operating gain under IFRS. Our Raul copper mine concessions were classified as held-for-sale as of December 31, 2009. The comparison of our results of operations is affected by this gain in 2010 and by the loss of the related rental income following the sale of the concessions.

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

Due to a sudden and sharp decline in the international price of zinc in 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/.96.0 million during 2011 related to our zinc mining assets, of which S/.75.4 million correspond to our zinc mine and S/.20.6 million to the portion of the plant used for zinc calcine production.

In 2013, we returned the mining concession to Compañía Pilar de Amazonas S.A., which is the owner of the surface of the zinc mining unit. The mine’s closing plan is currently being executed.

New Mining Royalty Tax

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. For a description of the new tax, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Mining Regulations.” The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Royalty Mining Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. Future mining royalty tax payments would have been dependent on our operating profit, operating profit margin and net sales. In November 2013, the Peruvian Constitutional Court affirmed the constitutional challenge we filed against the new regulation of the Mining Royalty Law, in a final and unappealable ruling, on the grounds that the new regulation violates the constitutional right of property, as well as the principles of legal reserve and proportionality. Therefore, the new regulation is rendered inapplicable to us. As a result, we will continue to use as a basis for the calculation of the mining royalty the value of the concentrate or mining component, and not the value of the product obtained from the industrial or manufacturing process. For additional information, see note 27 to our annual audited consolidated financial statements included in this annual report.

Operating Segments

We have three operating segments: (i) cement, concrete and blocks, (ii) quicklime and (iii) sales of construction supplies. In the past, we also sold zinc calcine in smaller quantities recorded under the caption “Other”. For additional information on our operating segments, see note 30 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS issued by the IASB applicable to us for periods beginning on or after January 1, 2013, see note 2.3.19 to our annual audited consolidated financial statements included in this annual report.

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

Determination of Useful Live of Assets for Depreciation and Amortization Purposes

Depreciation of mining concessions and mine development costs are charged to cost of production on a units-of-production basis using proved reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when recognition of the asset is derecognized.

Exploration, Evaluation and Mine Development Costs

Mining Concessions

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. If we abandon the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2013 and 2012, no amortization under units-of-production method was determined since our mining concessions are not yet in production.

Mine Development Costs

Mine development costs incurred are stated at cost and are the next step in development of mining projects after the exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2013 and 2012, no amortization under units-of-production method was determined since no projects were in production.

Exploration and Evaluation Assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	Researching and analyzing historical exploration data;

•	Gathering exploration data through geophysical studies;

•	Exploratory drilling and sampling;

•	Determining and examining the volume and grade of the resource;

•	Surveying transportation and infrastructure requirements; and

•	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license. Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria required for such costs to be capitalized, several different sources of information are used, including the nature of the assets, extension of explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed. Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation, and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions management uses to determine whether it is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when we are conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs assets are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas where resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. If capital expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. Management assesses at each reporting date whether there is an indication that an exploration and evaluation costs asset may be impaired. The following facts and circumstances are considered in this assessment:

(i) the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to renewal;

(ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii) exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv) sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication of impairment exists, an impairment of the exploration and evaluation costs assets is recorded.

Revenue Recognition

Revenue is recognized to the extent it is probable that we will obtain the economic benefits and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. Management concluded that we are acting as a principal in all of our revenue arrangements.

The following specific recognition criteria must be also met before revenue is recognized:

Sales of Goods

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer on delivery of the goods.

Operating Lease Income

Income from operating lease of land and office is recognized on a monthly accrual basis during the term of the lease.

Interest Income

For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (“EIR”). EIR is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of profit or loss.

Impairment of Non-Financial Assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable value. An asset’s recoverable value is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate net cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset’s cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

We base our impairment calculation on detailed budgets and forecast calculations, which are prepared separately from our cash generation units to which the individual assets are allocated. Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit and loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we estimate the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit and loss. Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

Deferred Tax

Deferred tax is provisioned using the liability method on temporary differences between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax related to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Results of Operations

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

	Year ended December 31,
(amounts in millions of S/.)	2013	2012	Variation %
Sales of goods	1,239.7	1,169.8	6.0
Cost of sales	(716.2)	(713.0)	0.4

Gross profit	523.4	456.8	14.6
Operating income (expense):
Administrative expenses	(208.9)	(203.1)	2.9
Selling and distribution expenses	(29.8)	(30.9)	(3.6)
Other operating income, net	8.3	7.7	7.8

Total operating expense, net	(230.5)	(226.3)	1.9

Operating profit	293.0	230.5	27.1
Other income (expense):
Finance income	27.2	23.3	16.7
Finance costs	(37.1)	(23.8)	55.9
Gain from exchange difference, net	(48.4)	(0.7)	N/M

Total other expenses, net	(58.3)	(1.2)	N/M

Profit before income tax	234.7	229.3	2.4
Income tax expense	(82.4)	(73.7)	11.8

Profit for the year	152.3	155.6	(2.1)

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2013 and 2012:

	Year ended December 31,
	2013		2012
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	1,102.1	88.9	972.2	83.1
Quicklime	31.9	2.6	52.7	4.5
Construction supplies	103.3	8.3	143.2	12.2
Other	2.4	0.2	1.7	0.2

Total	1,239.7	100.0	1,169.8	100.0

Our total sales of goods increased by 6.0%, or S/.69.9 million, to S/.1,239.7 million in 2013 from S/.1,169.8 million in 2012. This increase was primarily due to the following factors:

•

a 13.4%, or S/.129.9 million, increase in 2013 in the sales of cement, concrete and blocks. The volume of cement sold increased 4.0%, to 2,349 thousand metric tons in 2013, from 2,258 thousand metric tons in 2012 as a result of increased construction levels;

•

offset by a 39.5%, or S/.20.8 million, decrease in 2013 in the sales of quicklime, due to lower demand from the mining industry, which has decreased its production due to lower international prices; and

•	offset by a 27.9%, or S/.39.9 million, decrease in 2013 in the sales of construction supplies, due to increased competition in this segment.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2013 and 2012:

	Year ended December 31,
	2013	2012	Variation
	(in millions of S/.)%
Cement	919.9	828.0	11.1
Concrete	153.6	118.6	29.5
Blocks	28.6	25.6	11.7

Total	1,102.1	972.2	13.4

Our total sales of cement, concrete and blocks increased by 13.4%, or S/.129.9 million, to S/.1,102.1 million in 2013 from S/.972.2 million in 2012. This increase was primarily due to the following factors:

•	sales of cement increased by 11.1%, or S/.91.9 million, in 2013, due to greater volume of cement sold (4.1%) and an increase in price (7.0%);

•	sales of concrete increased by 29.5%, or S/.35.0 million, in 2013, due to an increase in volume (23.1%) and in price (6.4%); and

•	sales of blocks increased by 11.7%, or S/.3 million, in 2013, due to an increase in volume (10.9%) and in price (0.8%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2013 and 2012:

	Year ended December 31,
	2013		2012
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	587.3	82.0	531.7	74.6
Quicklime	26.8	3.7	39.8	5.6
Construction supplies	99.9	14.0	138.3	19.4
Other	2.2	0.3	3.2	0.4

Total	716.2	100.0	713.0	100.0

Our total cost of sales increased by 0.5%, or S/.3.2 million, to S/.716.2 million for 2013, from S/.713.0 million for 2012, primarily due to the following factors:

•

a 10.5%, or S/.55.6 million, increase in the cost of sales of cement, concrete and blocks in 2013, due primarily to the greater volume of cement sold, and an increase in the cost of clinker due greater use of imported clinker (with higher unit cost);

•	offset by a 32.7%, or S/.13.0 million, decrease in 2013 in the cost of sales of quicklime, due to a decrease in the volume sale of quicklime; and

•	further offset by a 27.8%, or S/.38.4 million, decrease in 2013 in the cost of sales of construction supplies, due to a decrease in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2013 and 2012:

	Year ended December 31,
	2013	2012	Variation
	(in millions of S/.)%
Cement	474.6	442.1	7.4
Concrete	96.2	75.2	28.1
Blocks	16.5	14.4	14.6

Total	587.3	531.7	10.5

Our cost of sales represented 53.3% of our sales in 2013 compared with 54.7% in 2012. Our total cost of sales of cement, concrete and blocks increased by 10.5%, or S/.55.6 million, in 2013, primarily due to the following factors:

•	cost of sales of cement increased by 7.4%, or S/.32.5 million, in 2013, mainly due to a greater volume of cement sold (4.0%) and a 3.4% increase in production cost;

•	cost of sales of concrete increased by 28.1%, or S/.21.1 million, in 2013, due to an increase in volume sold (22.9%) and a 5.2% increase in production cost; and

•	cost of sales of blocks increased by 14.6%, or S/.2.1 million, in 2013, due to an increase in volume sold (11.2%) and a 3.4% increase in production cost.

In addition, our cost of sales denominated in U.S. dollars was negatively affected by the depreciation of the nuevo sol versus the U.S. dollar during 2013 as compared to 2012. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” We estimate that, as a result of this depreciation in the nuevo sol versus the U.S. dollar, our cost of sales increased by approximately S/.35.1 million during 2013 as compared to 2012.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2013 and 2012:

	Year ended December 31,
	2013		2012
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	514.8	46.7	440.5	45.3
Quicklime	5.0	15.8	12.9	24.5
Construction supplies	3.4	3.3	4.9	3.4
Other	0.2	8.3	(1.5)	(88.2)

Total gross profit	523.4	42.2	456.8	39.0

Total gross profit increased by 14.6%, or S/.66.6 million, to S/.523.4 million in 2013, from S/.456.8 million in 2012 mainly as a result of the increased volume of cement sold and of the operational efficiencies implemented in the production process during 2013. This increase was offset by a decrease of 61.2%, or S/.7.9 million, in sales of quicklime in 2013, due to lower sales volumes, and a decrease of 30.6%, or S/.1.5 million, in 2013 in sales of construction supplies due to higher competition in this segment. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2013 was 42.2% compared to 39.0% for 2012.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2013 and 2012:

	Year ended December 31,
	2013		2012
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/.)%		(in millions of S/.)%		percentage points
Cement	445.3	48.4	385.9	46.6	1.8
Concrete	57.4	37.4	43.4	36.6	0.8
Blocks	12.1	42.3	11.2	43.8	(1.5)

Total gross profit	514.8	46.7	440.5	45.3	1.4

Gross margin profit for the cement, concrete and blocks segment increased to 46.7% in 2013 from 45.3% in 2012, or 1.4 percentage points. This increase is mainly explained by the increase in cement margin (1.8 percentage points) due to operational efficiencies implemented in the production processes during 2013 and a 0.8 percentage point increase in the concrete margin, mainly due to greater volume sold.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2013, our operating expenses increased by S/.4.3 million to S/.230.5 million in 2013 from S/.226.3 million in 2012.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2013 and 2012:

	Year ended December 31,
(in millions of S/.)	2013	2012
Personnel expenses	106.4	91.7
Third-party services	72.6	82.0
Board of directors compensation	5.6	5.1
Depreciation and amortization	10.4	10.7
Taxes	3.4	2.8
Consumption of supplies	3.7	3.2
Donations	6.3	6.8
Others	0.5	0.8

Total	208.9	203.1

Our administrative expenses increased by 2.9%, or S/.5.8 million, to S/.208.9 million in 2013 from S/.203.1 million in 2012. Personnel expenses increased by S/.14.7 million due to disengagement of certain personnel and an increase in management expenses. This increase was offset by a decrease in third-party services mainly because of higher expenses in 2012 due to initial compliance with New York Stock Exchange regulations.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 88.3% of total administrative expenses for 2013 compared to approximately 83.3% for 2012. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 2.9%, 1.0% and 7.9%, respectively, of total administrative expenses for 2013 compared to approximately 5.0%, 1.3% and 10.4%, respectively, for 2012.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2013 and 2012:

	Year ended December 31,
(in millions of S/.)	2013	2012
Personnel expenses	14.5	14.0
Advertising and promotion expenses	10.5	10.8
Other	4.8	6.1

Total	29.8	30.9

Our total selling and distribution expenses decreased by 3.6%, or S/.1.1 million, to S/.29.8 million in 2013 from S/.30.9 million in 2012.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 92.6% of total selling and distribution expenses for 2013, compared to 87.9% for 2012. Selling and distribution expenses related to quicklime, to the construction supplies and other segments represented approximately 0.7%, 6.4% and 0.3%, respectively, of total selling and distribution expenses for 2013, compared to 2.7%, 7.8% and 1.6%, respectively, for 2012.

Other Operating Income, Net

Our other operating income, net increased S/.0.6 million, to S/.8.3 million in 2013 from S/.7.7 million in 2012.

Operating Profit

As a result of the foregoing, our operating profit increased by 27.1%, or S/.62.5 million, to S/.293.0 million in 2013 from S/.230.5 million in 2012. Our operating profit margin (i.e., operating profit as a percentage of net sales) for 2013 was 23.6% compared to 19.7% for 2012.

Other Expenses, Net

Our other expenses, net increased by S/.57.1 million, to S/.58.3 million in 2013 from S/.1.2 million in 2012 mainly due to an exchange rate fluctuation which represented a loss of S/.48.4 million explained by the appreciation of the U.S. dollar with respect to the nuevo sol, from S/.2.550 per US$1.00 as of December 31, 2012 to S/.2.795 per US$1.00 as of December 31, 2013 (9.6%). This variation was mainly due to a net exchange rate exposure of US$150 million, explained by the issuance of US$300 million 4.50% Senior Notes due 2023, net of a cash position of approximately US$150 million.

Income Tax Expense

Our income tax expense increased by 11.8%, or S/.8.7 million, to S/.82.4 million for 2013 from S/.73.7 million for 2012. Our effective tax rate for 2013 and 2012 was 35.1% and 32.2%, respectively.

Profit

As a result of the foregoing, our profit for 2013 decreased by 2.1%, or S/.3.3 million, from S/.155.6 million for 2012 to S/.152.3 million for 2013, mainly due to the exchange rate loss explained above.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

	Year ended December 31,
(amounts in millions of S/.)	2012	2011	Variation %
Sales of goods	1,169.8	995.0	17.6
Cost of sales	(713.0)	(569.5)	25.2

Gross profit	456.8	425.5	7.4
Operating income (expense):
Administrative expenses	(203.1)	(196.2)	3.5
Selling and distribution expenses	(30.9)	(23.7)	30.4
Impairment of zinc mining assets	—	(96.0)	N/M
Other operating income, net	7.7	9.3	(17.2)

Total operating expense, net	(226.3)	(306.6)	(26.2)

Operating profit	230.5	118.9	93.9
Other income (expense):
Finance income	23.3	2.7	N/M
Finance costs	(23.8)	(19.2)	24.0
(Loss) Gain from exchange difference, net	(0.7)	1.5	N/M

Total other expenses, net	(1.2)	(15.0)	(92.0)

Profit before income tax	229.3	103.9	120.9
Income tax expense	(73.7)	(38.4)	91.9

Profit for the year	155.6	65.5	137.6

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2012 and 2011:

	Year ended December 31,
	2012		2011
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	972.2	83.1	803.0	80.7
Quicklime	52.7	4.5	45.9	4.6
Construction supplies	143.2	12.2	143.3	14.4
Other	1.7	0.2	2.8	0.3

Total	1,169.8	100.0	995.0	100.0

Our total sales of goods increased by 17.6%, or S/.174.8 million, to S/.1,169.8 million in 2012 from S/.995.0 million in 2011. This increase was primarily due to the following factors:

•

a 21.1%, or S/.169.2 million, increase in the sales of cement, concrete and blocks in 2012. The volume of cement sold increased 16.6%, to 2.2 million metric tons in 2012 from 1.9 million metric tons in 2011, as a result of increased construction levels; and

•	a 14.8%, or S/.6.8 million, increase in the sales of quicklime in 2012 due to an increase in dispatches to mining companies.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2012 and 2011:

	Year ended December 31,
	2012	2011	Variation
	(in millions of S/.)%
Cement	828.0	688.7	20.2
Concrete	118.6	92.7	27.9
Blocks	25.6	21.6	18.5

Total	972.2	803.0	21.1

Our total sales of cement, concrete and blocks increased by 21.1% or S/.169.2 million, to S/.972.2 million in 2012 from S/.803.0 million in 2011. This increase was primarily due to the following factors:

•	sales of cement increased by 20.2%, or S/.139.3 million, in 2012, mainly due to greater volume of cement sold (16.9%) and an increase in price (3.3%);

•	sales of concrete increased by 27.9%, or S/.25.9 million, in 2012, due to an increase in volume (24.9%) and price (3.0%); and

•	sales of blocks increased by 18.5%, or S/.4.0 million, in 2012, due to an increase in volume (17.8%) and price (0.7%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2012 and 2011:

	Year ended December 31,
	2012		2011
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	531.7	74.6	394.2	69.2
Quicklime	39.8	5.6	33.8	5.9
Construction supplies	138.3	19.4	138.9	24.4
Other	3.2	0.4	2.6	0.5

Total	713.0	100.0	569.5	100.0

Our total cost of sales increased by 25.2%, or S/.143.5 million, to S/.713.0 million for 2012 from S/.569.5 million for 2011, primarily due to the following factors:

•

a 34.9%, or S/.137.5 million, increase in the cost of sales of cement, concrete and blocks in 2012, due primarily to the greater volume of cement sold, and an increase in the cost of clinker due to the corrective maintenance of our principal kilns, which increase unit cost of clinker (produced and imported); and

•	a 17.8%, or S/.6.0 million, increase in the cost of sales of quicklime in 2012, due to an increase in the volume sale of quicklime.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2012 and 2011:

	Year ended December 31,
	2012	2011	Variation
	(in millions of S/.)%
Cement	442.1	324.7	36.2
Concrete	75.2	57.2	31.5
Blocks	14.4	12.3	17.1

Total	531.7	394.2	34.9

Our cost of sales represented 54.7% of our sales in 2012 compared with 49.1% in 2011. Our total cost of sales of cement, concrete and blocks increased by 34.9%, or S/.137.5 million, in 2012. This increase was primarily due to the following factors:

•

cost of sales of cement increased by 36.2%, or S/.117.4 million, in 2012, mainly due to a greater volume of cement sold (19.2%) and an increase in production cost (17%) explained mainly by corrective maintenance of our principal kilns and by the use of imported clinker;

•	cost of sales of concrete increased by 31.5%, or S/.18.0 million, in 2012, due to an increase in volume sold (25.7%) and cost (5.8%); and

•	cost of sales of blocks increased by 17.1%, or S/.2.1 million, in 2012, due to an increase in volume.

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

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2012 and 2011:

	Year ended December 31,
	2012		2011
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	440.5	45.3	408.8	50.9
Quicklime	12.9	24.5	12.1	26.4
Construction supplies	4.9	3.4	4.4	3.1
Other	(1.5)	(88.2)	0.2	7.1

Total gross profit	456.8	39.0	425.5	42.8

Total gross profit increased by 7.4%, or S/.31.3 million, to S/.456.8 million in 2012 from S/.425.5 million in 2011, mainly as a result of the increased volume of cement sold and quicklime. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2012 was 39.0% compared to 42.8% for 2011.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2012 and 2011:

	Year ended December 31,
	2012		2011
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/.)%		(in millions of S/.)%		percentage points
Cement	385.9	46.6	364.0	52.9	(6.3)
Concrete	43.4	36.6	35.5	38.3	(1.7)
Blocks	11.2	43.8	9.3	43.1	0.7

Total gross profit	440.5	45.3	408.8	50.9	(5.6)

Gross profit margin for the cement, concrete and blocks segment decreased to 45.3% in 2013 from 50.9% in 2012, or 5.6 percentage points. This decrease was mainly the result of a 6.3 percentage points decline in cement volume sales in 2012 due to corrective maintenance of our principal kilns and the need to use imported clinker.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2011, we recorded a non-cash impairment of S/.96.0 million with respect to our zinc mining assets due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc mining prices. Our operating expenses decreased by S/.80.3 million to S/.226.3 million in 2012 from S/.306.6 million in 2011. Excluding the effect of the impairment with respect to our zinc mining assets, our operating expenses, net, increased by S/.15.7 million in 2012 compared to 2011, primarily due to a S/.6.9 million increase in administrative expenses and a S/.7.2 million increase in selling and distribution expenses during 2012 compared to 2011.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2012 and 2011:

	Year ended December 31,
(in millions of S/.)	2012	2011
Personnel expenses	91.7	90.3
Third-party services	82.0	80.6
Board of directors compensation	5.1	5.4
Depreciation and amortization	10.7	9.5
Taxes	2.8	2.8
Consumption of supplies	3.2	3.1
Donations	6.8	3.7
Others	0.8	0.8

Total	203.1	196.2

Our administrative expenses increased by 3.5%, or S/.6.9 million, to S/.203.1 million in 2012 from S/.196.2 million in 2011, principally due an increase in personnel involved in our projects during 2012. Third-party services increased as a result of higher professional fees associated with the costs resulting from our initial public offering of ADSs in February 2012 and our ongoing compliance obligations as a public company.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 83.3% of total administrative expenses for 2012 compared to approximately 85.7% for 2011. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 5.0%, 1.3% and 10.4%, respectively, of total administrative expenses for 2012 compared to approximately 5.3%, 2.5% and 6.6%, respectively, for 2011.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2012 and 2011:

	Year ended December 31,
(in millions of S/.)	2012	2011
Personnel expenses	14.0	10.1
Advertising and promotion expenses	10.8	8.4
Other	6.1	5.2

Total	30.9	23.7

Our total selling and distribution expenses increased by 30.4%, or S/.7.2 million, to S/.30.9 million in 2012 from S/.23.7 million in 2011. This increase related primarily to an increase in personnel expenses in 2012 as compared to 2011 as a consequence of our commercial strategy, which consists of creating loyalty among retailers and end-consumers. Likewise, during 2012, there was an increase in advertising and promotional expenses compared to 2011, directly linked to the rise in sales volume.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 87.9% of total selling and distribution expenses for 2012, compared to 83.0% for 2011. Selling and distribution expenses related to quicklime, to the construction supplies and other segments represented approximately 2.7%, 7.8% and 1.6%, respectively, of total selling and distribution expenses for 2012, compared to 3.1%, 10.5% and 3.4%, respectively, for 2011.

Other Operating Income, Net

Our other operating income, net decreased S/.1.6 million, to S/.7.7 million in 2012 from S/.9.3 million in 2011.

Operating Profit

As a result of the foregoing, our operating profit increased by 93.9%, or S/.111.6 million, to S/.230.5 million for 2012 from S/.118.9 million for 2011. Our operating profit margin (i.e., operating profit as a percentage of net sales) for 2012 was 19.7% compared to 11.9% for 2011. Excluding the effect of the impairment with respect to our zinc mining assets, our operating profit increased by 7.3%, or S/.15.6 million, to S/.230.5 million in 2012 from S/.214.9 million in 2011, and our operating profit margin in 2012 was 19.7% compared to 21.6% in 2011.

Other Expenses, Net

Our other expenses, net decreased by 92.0%, or S/.13.8 million, to S/.1.2 million in 2012 from S/.15.0 million in 2011, mainly due to an increase in financial income resulting from our February 2012 initial public offering of ADSs and listing on the New York Stock Exchange and an increase in our financial income principally as a result of increased interest income earned on time deposits into which we invested the proceeds from our initial public offering in 2012, which was partially offset by an increase in our finance costs, resulting from the repayment of debt.

Income Tax Expense

Our income tax expense increased by 91.9%, or S/.35.3 million, to S/.73.7 million for 2012 from S/.38.4 million for 2011, mainly due to a deferred income tax benefit related to the impairment with respect to our zinc mining assets of approximately S/.28.8 million, which was recorded in 2011. Our effective tax rate for 2012 and 2011 was 32.2% and 37.0%, respectively.

Profit

As a result of the foregoing, our profit for 2012 increased by 137.6%, or S/.90.1 million, to S/.155.6 million for 2012 from S/.65.5 million for 2011. Excluding the effect of the impairment with respect to our zinc mining assets, our profit increased by 17.3%, or S/.22.9 million in 2012 compared to 2011.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
(in millions of S/.)	2013	2012	2011
Net cash flows from operating activities	191.8	99.7	132.3
Net cash flows from (used in) investing activities	194.5	(667.4)	(239.2)
Net cash flows from financing activities	507.4	273.7	316.0

Increase (decrease) in cash	893.7	(294.0)	209.1

Cash Flows from Operating Activities

Net cash flows from operating activities increased by 92.4%, or S/.92.1 million, to S/.191.8 million in 2013 from S/.99.7 million in 2012, due to an increase in interest accrued from time deposits into which we have invested the proceeds from our issuance of US$300 million of Senior Notes due 2023 in 2013, as well as lower taxes due to the fact that there was an extraordinary payment in 2012 because of the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi and greater cash generation due to an increase in EBITDA mainly the result of operational efficiencies that allowed us to maintain expenses and costs at 2012 levels while increasing revenues, and lower interest payments on our debt.

Net cash flows from operating activities decreased by 24.6%, or S/.32.6 million, to S/.99.7 million in 2012 from S/.132.3 million in 2011, due to higher tax expense related to the sale of a 30.0% stake in our subsidiary Fosfatos to an affiliate of Mitsubishi, as well as to the purchase of imported clinker, among others.

Cash Flows from Investing Activities

Net cash flows from investing activities was S/.194.5 million for 2013, primarily related to the fact that the time deposits into which we invested the proceeds from our issuance of Senior Notes due 2023 in 2013 were made available, as well as purchases of property, plant and equipment for the Piura plant, among others.

Net cash flows used in investing activities was S/.667.4 million for 2012, primarily related to time deposits into which we invested the proceeds from our initial public offering in 2012 and purchases of property, plant and equipment for the Piura and Rioja plants.

Net cash flows used in investing activities was S/.239.2 million for 2011, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to the final construction stages of the diatomite brick plant, construction work relating to the expansion of our Rioja plant, and other investing activities.

Cash Flows from Financing Activities

Net cash flows from financing activities was S/.507.4 million for 2013, primarily due to the cash received from our issuance of Senior Notes due 2023, which was partially offset by the payment of debt.

Net cash flows from financing activities was S/.273.7 million for 2012, primarily due to the cash received from our initial public offering in 2012, which was partially offset by the payment of debt.

Net cash flows from financing activities was S/.316.0 million for 2011, primarily as a result of proceeds received from short-term credit loans from Banco de Crédito del Perú and BBVA Banco Continental, a new long-term secured loan with BBVA Banco Continental and the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, partially offset by debt service payments and distribution of dividends.

Indebtedness

As of December 31, 2013, we had total outstanding indebtedness of S/.838.8 million (US$300 million) as set forth in the table below.

(amounts in millions of S/.)	As of December 31, 2013	Interest rate	Maturity date
4.50% Senior Notes due 2023	838.8	4.5%	February 8, 2023

International Bonds. In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023 in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. The notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act, and listed on the Irish Stock Exchange.

The indenture pursuant to which the notes were issued contains certain covenants, including restrictions on our and our restricted subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless the following conditions are met:

•

the fixed charge coverage ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0; and

•

the consolidated debt to EBITDA ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been no greater than 3.5 to 1.0, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional indebtedness had been incurred or the disqualified stock or the preferred stock had been issued, as the case may be, at the beginning of such four fiscal quarters. The indenture also contains restrictions on our ability and that of our restricted subsidiaries to incur liens and to merge, consolidate or transfer all or substantially all of our assets.

In management’s opinion, we were in compliance with all of applicable covenants as of the date of this annual report.

The subsidiaries that guarantee the notes are those related to our cement business namely, Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C. and Calizas del Norte S.A.C.

Derivative Financial Instruments

As of December 31, 2013, we were not party to any derivative financial instruments. We do not currently hedge against fluctuations in interest rates, foreign currency exchange rates or commodity prices.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses

As of December 31, 2013, our research and development group consisted of 23 geologists and six scientists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications, and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2013.

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

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.9 million homes nationwide as of December 31, 2013. In addition, it is estimated that approximately 200,000 families have the ability to purchase homes, particularly in the northern and southern regions, according to a report for the year 2011 issued by the Peruvian Chamber of Construction. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 49 places, from 110th in 2008 to 61st in 2013, on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and one small plant, which own seven cement producing companies:

•	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region.

•	UNACEM, which principally serves the central region.

•	Cementos Yura and Cementos Sur, which primarily serve in the southern region.

•	Caliza Cemento Inca, located in Cajamarquilla, which principally serves the central region.

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

According to the United States Geological Survey, world total reserves of phosphate rock are estimated at approximately 67 million tons, with Morocco and the Western Sahara accounting for approximately 75% of the total global reserves. While nearly 30 countries produce phosphate products, China, the United States and Morocco are the largest producers, accounting for two-thirds of world production. The world’s top producing companies include Office Cherifien de Phosphate of Morocco, Mosaic Co. of the United States, PhosAgro of Russia and Yuntianhua Group of China.

The following table sets forth world reserves and production levels for the periods indicated.

	Reserves	Production
(in thousands of metric tons)		2012	2013E
China(1)	3,700,000	95,300	97,000
United States	1,100,000	30,100	32,300
Morocco and Western Sahara	50,000,000	28,000	28,000
Russia	1,300,000	11,200	12,500
Jordan	1,300,000	6,380	7,000
Syria	1,800,000	1,000	500
South Africa	1,500,000	2,240	2,300
Algeria	2,200,000	1,250	1,500
Peru	820,000	3,210	3,900
Other countries	3,280,000	38,320	39,000

World total (rounded)	67,000,000	217,000	224,000

Source: U.S. Geological Survey, Mineral Commodity Summaries, 2014

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2013.

	Payments due by period
(in millions of S/.)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness (principal portion)	—	—	—	838.8	838.8
Interest payments	37.7	75.5	75.5	169.9	358.6
Brine project(2)	6.3	12.6	12.6	207.3	238.7
Piura plant (3)	280.3	—	—	—	280.3
Operating lease commitments	0.6	5.0	8.9	102.9	117.4

Total	324.9	93.1	97.0	1,318.9	1,833.8

(1)	Relates to our contractual commitment related to the formation of Salmueras with Quimpac, to invest US$100.0 million to develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions. As of December 31, 2013, shareholders have collectively made contributions of US$14.6 million to our brine project.
(2)	Relates to our contractual commitments, in connection with the construction and operation of our new cement plant in Piura.

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

Our by-laws stipulate that Directors’ compensation will be determined by the Mandatory Annual General Shareholders’ Meeting at the time it reviews our annual financial statements. The fixed portion of the Chairman’s compensation shall be twice the amount allocated to any other director. If directors are part of one or more Committees, their compensation may include an additional amount for the work performed in such Committees. The additional compensation of the directors shall not exceed the aggregate fixed portion of the compensation that the directors are entitled to receive. also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation.

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

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. At the Annual Shareholders’ Meeting held on March 25, 2014, all of the board members except Mr. Gianfranco Castagnola Zúñiga (who had been a member of the board since 2003) were re-elected to a three year term, which expires in March 2017. Mr. Gianfranco Castagnola Zúñiga was replaced by Mr. Felipe Ortiz de Zevallos Madueño.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
Roberto Dañino Zapata	Vice Chairman of the Board	1951
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Rolando Arellano Cueva	Director	1952
Felipe Ortiz de Zevallos Madueño	Director	1947
Hilda Ochoa-Brillembourg	Director	1945
José Raimundo Morales Dasso	Director	1946
Dionisio Romero Paoletti	Director	1965
Moisés Naím	Director	1952
Manuel Bartolome Ferreyros Peña	Alternate director, Chief Financial Officer	1966
Robert Patrick Bredthauer	Alternate director	1947
Juan Inchaustegui Vargas	Alternate director	1938

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has been director since April 1991 and currently Chairman of the Board. He is an engineer with a specialization in mechanics and physics with a Bachelor´s degree from Tufts University, Boston, United States. Mr. Hochschild is also Executive President of Hochschild Mining plc and Asociación Promotora TECSUP and Chairman of ASPI, Vice Chairman of Peruvian Silver Patronage (Patronato de la Plata del Perú), Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Sociedad de Comercio Exterior del Perú-COMEX Perú, the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía), a member of the Board of Trustees of the National University of Engineering. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

Roberto Dañino Zapata. Mr. Dañino has been a Director since 1995. In July 2001, he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney having graduated from the schools of Law of Harvard University and the Pontificia Universidad Católica del Perú. He was Peruvian Ambassador to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice-Chairman of the Board of Directors of Hochschild Mining plc, Chairman of Fosfatos del Pacífico S.A. In addition, he is Independent Director of Inversiones Centenario, Seguros SURA, Mibanco, PetroNova, Results for Development, the Youth Orchestra of the Americas and ACCION International, among others.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as a Director since March 2008 and Chief Executive Officer since April 2011. He has a Bachelor’s degree in Economics from Universidad del Pacífico and a Master’s degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of ASPI, Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. He has also been Chairman of the Board of Directors of Fondo Mivivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia and Chief Executive Officer of Socosani S.A.

Rolando Antonio Arellano Cueva. Mr. Arellano has been a Director since March 2011. He holds a PhD in Business Administration from Grenoble University, France, a Master’s in Business Administration from ESAN and a degree in Psychology from Pontificia Universidad Católica del Perú. He is Chairman of the Board of Arellano Investigación de Marketing S.A., a company with operations in various Latin-American countries. He is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and has taught at numerous universities in the region. He was Director of the Master Program at ESAN, and Chairman of the Marketing Department and Director of the Master in International Business Program at Laval University, Quebec, Canada. He was the Chairman of the Peruvian Marketing Society and is the author of 17 books on business and marketing in emerging economies. Independent Director.

Felipe Ortiz de Zevallos. Mr. Zevallos has been a Director since March 2014. He has an engineering degree from Universidad Nacional de Ingenieria, in Lima, an M.S. in Administration and System Analysis from the University of Rochester in New York, and has participated in the Owner/President Management Program at Harvard School of Business. He is founder and President of Grupo Apoyo, since 1977. He has been Ambassador of Peru to the United States (2006—2009), and was in charge of negotiating the approval by the United States Congress of the Free Trade Agreement with the United States. He is a Senior Lecturer at Universidad del Pacífico and was President from 2004 to 2006. He currently participates as an independent Board Member of several financial and mining companies and nonprofit organizations. He is a columnist and lecturer. He has been awarded the IPAE Award 1990, the Jerusalem Prize for Journalism 1998 and Manuel J. Bustamante Source Award in 2008. In 2009, the Lima Chamber of Commerce honored him for his contribution to social and economic development of Peru and in 2011 the Ministry of Finance granted him the “Hipólito Unanue” award for his contribution to economic and financial development. Independent Director.

Hilda Ochoa-Brillembourg. Mrs. Ochoa-Brillembourg has been a Director since October 2011. She has a Bachelor of Science degree in Economics from the Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration from Harvard’s Kennedy School of Government and is a PhD candidate in Business Administration from Harvard Business School. She is the founder, and since 1987, President and Executive Director, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Mrs. Ochoa-Brillembourg is on the board of directors of General Mills, where she is also a member of the audit and public responsibility committees, McGraw-Hill, where she is also a member of its audit and financial policy committees. Independent Director.

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

Dionisio Romero Paoletti. Mr. Romero has been a Director since March 2005. He has a degree in Economics from Brown University and a Master´s degree in Business Administration from Stanford University. He is the Chairman of the Board of Credicorp and Banco de Crédito del Perú-BCP, and the Executive Chairman of Credicorp since 2009, and Director. Mr. Romero has served as a board member of Banco de Crédito del Perú since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of the Board of Banco de Crédito de Bolivia, Pacifico Peruano Suiza Cia. De Seguros y Reaseguros, Pacifico Vida Cia. De Seguros y Reaseguros, Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Agricola del Chira S.A., Compañia Universal Textil S.A., among others. Furthermore, he is Vice Chairman of the Board of Inversiones Centenario and Director of Banco de Crédito e Inversiones – BCI and Hermes Transportes Blindados. Independent Director.

Moisés Naím. Dr. Naím has been a Director since April 2013. He holds MSc and PhD degrees from the Massachusetts Institute of Technology, and in 2013 American University awarded him an honorary doctorate of international affairs. Dr. Naím is a Senior Associate in the International Economics Program at the Carnegie Endowment for International Peace and the chief international columnist for El Pais and La Republica, Spain’s and Italy’s largest dailies and is one of the columnists in The Financial Times “A-List”, as well as a contributing editor at The Atlantic Magazine. His weekly columns are also carried by all the leading newspapers in Latin America and in 2011 he was awarded the Ortega y Gasset prize, the most prestigious award in Spanish journalism. Dr. Naím is also the host and producer of Efecto Naím a weekly television program on international affairs that airs throughout the Americas. Before joining the Carnegie Endowment, Dr. Naím was the editor in chief of Foreign Policy for 14 years a period when the magazine was re-launched and won the National Magazine award for General Excellence three times. He is author of many scholarly articles and more than 10 books on international economics and politics including Illicit (2005) and The End of Power (2013). Dr. Naím’s public service includes his tenure as Venezuela’s Minister of Trade and Industry in the early 1990s, director of Venezuela’s Central Bank, and executive director of the World Bank. He was also a professor of business and economics and dean of IESA, Venezuela’s main business school. He is the Chairman of the Board of both the Group of Fifty (G50) and of Population Action International, and a member of the board of directors of the National Endowment for Democracy, International Crisis Group, and the Open Society Foundations. Independent Director.

Manuel Bartolome Ferreyros Peña. Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is an alternate member of the Board of Directors of Fosfatos del Pacífico S.A. Mr. Ferreyros has a Bachelor´s degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas—INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. Alternate Director.

Robert Patrick Bredthauer. Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director.

Juan Victoriano Inchaustegui Vargas. Mr. Inchaustegui has been an alternate director since August 1995. He has a degree in Mechanical and Electric Engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian Minister of Energy and Mines from March 1984 to July 1985, the Minister of Industry, Tourism, Integration and Trade Negotiations from February to July 2001, and he also served as a Senator of the Republic of Peru from 1990 to 1992. He was the Chief Executive Officer of Electroperú S.A., President of Asociación Promotora TECSUP and as President of the Academy of Engineering, of which he is still a member and is its representative in the Innovation for Competitiveness Project at the National Science and Technology Council (CONCYTEC). Alternate Director.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Carlos Pomarino Pezzia	Vice President, Cement Business	1962	2009
Manuel Bartolome Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	General Counsel	1966	2008
Juan Manuel Yamamoto Shishido	Controller	1966	2006
Juan Guillermo Teevin Vasquez	Engineering and Projects Manager, Cement Business	1955	2005
Rodolfo Ricardo Jordan Musso	Industrial Development Manager, Cement Business	1952	2009
José Luis Arevalo Vega	Phosphate Project Manager	1955	2005
Joaquin Larrea Gubbins	Corporate Development Manager	1974	2011
Carlos Paul Cateriano Alzamora	Corporate Social Responsibility Manager	1957	2006
Alfredo Romero Umlauff	Piura Project Manager	1951	2013
Hugo Villanueva Castillo	Operations Manager, Pacasmayo and Rioja Cement Plant	1962	2012
Néstor Hernán Astete Angulo	Human Resources Manager	1956	2013
Diego Reyes Pazos	Supply Chain Manager	1977	2013

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Carlos Julio Pomarino Pezzia. Mr. Pomarino has been our Vice President, Cement Business since April 2009. He has a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master’s in Business Administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of our company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining our company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Manuel Bartolome Ferreyros Peña. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand has been our General Counsel since September 2008. Previously, he was General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as a board member of Salmueras Sudamericanas S.A.

Juan Manuel Yamamoto Shishido. Mr. Yamamoto has been Controller since 2006. He has a degree in Accounting from the Pontificia Universidad Católica del Perú and an Master’s in Business Administration from the Universidad San Ignacio de Loyola. Before joining our company he was Finance Manager of Edelnor S.A.A. and Sub-Manager of Treasury and Accounting of Edegel S.A.A.

Juan Guillermo Teevin Vasquez. Mr. Teevin has been our Engineering and Projects Manager, Cement Business since June 2012. He has a degree in Mechanical Engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management, Miami. Mr. Teevin was Operations Manager for our Company from June 2005 to May 2012.

Rodolfo Ricardo Jordan Musso. Mr. Jordan has been our Industrial Development Manager, Cement Business since June 2012. He previously acted as Marketing Manager. He has a degree in Civil Engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining our company he served as Chief Executive Officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

José Luis Arévalo Vega. Mr. Arévalo has been working for our company since 1976 and is currently serving as Phosphate Project Manager. He holds a degree in Electrical Engineering from the Universidad Nacional de Ingeniería, a degree from the Advanced Management Program at the Universidad de Piura and has also attended the Financial Project Management Program at UPC. Mr. Arévalo served as Operating Officer of our company from 1998 to 2005, as Operations Vice-President of Zemex Corp. from 2005 to 2007 and as Project Manager of Hochschild Mining in Mexico from 2007 to 2008.

Joaquin Larrea Gubbins. Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a Master’s in Business Administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He served as our Zinc Business Manager for a year and as our Corporate Finance Head for five years.

Carlos Paul Cateriano Alzamora. Mr. Cateriano has been our Corporate Social Responsibility Manager since June 2012. Previously, he was our Human Resources Manager from 2006 to 2012 He studied in Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as Head of Training at Banco Santander Perú S.A., and as a consultant at Polimeros y Adhesivos S.A.

Alfredo Romero Umlauff. Mr. Romero has been Piura Project Manager since May 2013. He has over 36 years of experience in the construction industry as well as in the areas of Project Management, Cost and Planning and Management. He is a Civil Engineer by the Pontifica Universidad Catolica del Peru, and has conducted several studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Romero worked as Deputy CEO at JJC Contratistas General, CEO of Metalúrgica Peruana S.A., CEO of Union de Concreteras S.A., among others. He has been a speaker at various international conferences and co-authored publications related to the treatment of ready-mix concrete.

Hugo Pedro Villanueva Castillo. Mr. Villanueva has been our Operations Manager for the Pacasmayo and Rioja cement plant since January 2012. Previously he was Operations Manager for Cementos Selva S.A. for over 9 years. Furthermore, Mr. Villanueva has worked at our Company for over 20 years, holding different positions. Mr. Villanueva holds a Master’s degree in Business from EGADE and has taken coursework at the General Management Program at PAD, Universidad de Piura and Program for Senior Management at INCAE in Costa Rica.

Néstor Hernán Astete Angulo. Mr. Astete has been our Human Resources Manager since March 2013. He has over 27 years of experience practicing HR functions in 6 countries in Latin America. He has a degree in Industrial Engineering from the University of Lima and has Postgraduate studies in Human Resources from ESAN, as well as Ontological Coaching studies from the Newfield Institute. Prior to joining our company, Mr. Astete worked as a Corporate HR Manager in Compañia Minera Volcan, HR Executive Director at Grupo Aeromexico, HR Executive Director at Banco Santander, Mexico, Brazil and Peru, among others. He is also a member of the Human Resources Committee of the American Chamber of Peru, and a member and director of the Peruvian HR Association.

Diego Reyes Pazos. Mr. Reyes has been our Supply Chain Manager since July 2013. He has solid experience in the supply chain, project development, design and implementation of systems/processes and financial analysis. He graduated with a degree in Business Administration from the University of Lima and received an MBA from the University of Piura. Before joining our company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as Senior Business Process Expert for Latin America at SAB Miller, Project Manager in the Vice Presidency of Supply Chain at UCP Backus & Johnston, among others.

B.	Compensation

In 2013, total compensation paid to members of our board of directors and executive officers amounted to S/.28,043,000 (S/.26,687,000 in 2012). This compensation included payments made in connection with the workers’ profit sharing plan under Peruvian labor laws, which require us to distribute between 8% and 10% of our annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2013 director compensation was approved at our annual shareholders’ meeting.

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

Components of Executive Compensation

The key components of our executive compensation plan are:

•	base salary;

•	short-term cash bonus incentives; and

•	long-term cash bonus incentives.

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

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment

Board Committees

We have four board committees comprised of members of our board of directors, which are described below.

Executive Committee

Our by-laws permit us to delegate an executive committee composed of three to five members of the board of directors. Mr. Eduardo Hochschild Beeck (chair), Mr. Roberto Dañino Zapata, Mr. Raimundo Morales Dasso and Mr. Humberto Nadal del Carpio are currently members of our executive committee. Our executive committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Our executive committee also performs the functions of a compensation committee.

Antitrust Best Practices Committee

The antitrust best practices committee is composed of four members: Mr. Rolando Arellano Cueva (chair), Mr. Raimundo Morales Dasso, Mr. Humberto Nadal del Carpio and Mr. Eduardo Hochschild Beeck. The antitrust best practices committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Audit Committee

Our audit committee is composed of three directors. The current members are Ms. Hilda Ochoa-Brillembourg, who is the chairman of the audit committee, Mr. Felipe Ortiz de Zevallos and Mr. Rolando Arellano Cueva. All of the members of the audit committee qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Ms. Hilda Ochoa-Brillembourg also qualifies as a financial expert under the SEC rules. The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Corporate Governance Committee

Our corporate governance committee is composed of four directors. The current members are Mr. Felipe Ortiz de Zevallos (chair), Mr. Humberto Nadal del Carpio, Mr. Roberto Dañino Zapata and Mr. Eduardo Hochschild Beeck. The corporate governance committee is responsible for assisting the board on its oversight of director nomination and committee assignments, as well as the board and CEO successions. Similarly, it is responsible for assisting in the implementation of the committee and board self-assessment surveys and the review of governance principles.

D.	Employees

As of December 31, 2013 we had a total of 1,656 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2013	2012	2011
Management	33	29	17
Administrative personnel	1,069	1,050	910
Plant workers	554	655	595

Total	1,656	1,734	1,522

As of December 31, 2013, approximately 19% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A. and Sindicato Único de Trabajadores de Cantera de la Fábrica de Cementos Pacasmayo S.A.A—UEA Tembladera (recently renamed Sindicato Único de Trabajadores de Calizas del Norte S.A.C.)) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In January 2013, three-year Union Agreements were signed with our two unions, Pacasmayo Plant and Tembladera Quarry, which is a clear sign of the level of trust and commitment between the parties.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2013, approximately 11% of our employees were enrolled with the national public pension fund and 89% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2014, persons who are currently members of our board of directors and our executive officers held as a group 1,223,188 of our common shares and no investment shares (not including common and investment shares held by Mr. Eduardo Hochschild through ASPI and ASPI’s subsidiary Servicios Corporativos Pacasmayo S.A.C.). This amount represented less than one percent of our outstanding share capital as of March 31, 2014. Mr. Eduardo Hochschild through ASPI and its subsidiary Servicios Corporativos Pacasmayo S.A.C. indirectly controls 279,689,744 common shares and 16,753,544 investment shares.

Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales and Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2014, our issued and outstanding share capital was composed of 531,461,479 common shares. In addition, as of March 31, 2014, we had 50,503,124 investment shares outstanding.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2014.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	279,689,744	52.63%	16,753,544	33.17%	296,443,161	50.94%
IN—Fondo 2 (AFP Integra)	—	—	6,136,346	12.15%	6,136,346	1.05%
RI—Fondo 2 (AFP Prima)	23,609,160	4.44%	4,029,701	7.98%	27,638,861	4.75%
RI—Fondo 3 (AFP Prima)	25,413,387	4.78%	3,904,644	7.73%	29,318,031	5.04%
PR—Fondo 2 (AFP Profuturo)	—	—	5,029,589	9.96%	5,029,589	0.86%
IN—Fondo 3 (AFP Integra)	—	—	4,539,453	8.99%	4,539,453	0.78%
PR—Fondo 3 (AFP Profuturo)	—	—	2,892,847	5.73%	2,892,847	0.50%
Directors and officers(2)	1,223,188	0.23%	—	—	1,223,188	0.21%
American Depositary Receipt Program	104,415,160	19.65%	—	—	104,415,160	17.94%
Other shareholders	97,110,840	18.27%	7,217,000	14.29%	104,327,967	17.93%

Total	531,461,479	100.00%	50,503,124	100.00%	581,964,603	100.00%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI and its subsidiary Servicios Corporativos Pacasmayo S.A.C.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2009 to December 31, 2013.

Shareholder	2013	2012	2011	2010	2009
ASPI	50.94%	50.94%	63.92%	63.92%	63.92%
IN—Fondo 2 (AFP Integra)	1.05%	0.74%	0.92%	0.92%	0.92%
RI—Fondo 2 (AFP Prima)	4.71%	4.37%	5.43%	5.51%	5.76%
RI—Fondo 3 (AFP Prima)	4.78%	4.54%	5.99%	5.80%	5.78%
HO-Fondo 3 (AFP Horizonte)	—	0.65%	0.69%	—	—
HO-Fondo 2 (AFP Horizonte)	—	0.56%	—	—	—
IN—Fondo 3 (AFP Integra)	0.78%	0.46%	0.57%	0.57%	0.57%
PR—Fondo 2 (AFP Profuturo)	0.86%	0.55%	0.54%	0.54%	0.54%
PR—Fondo 3 (AFP Profuturo)	0.50%	—	—	—	—
American Depositary Receipt Program	18.38%	17.83%	—	—	—
Other shareholders	17.78%	19.36%	21.94%	22.74%	22.51%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

On February 7, 2012, we issued 100,000,000 common shares, or 18.82% of the outstanding common shares, in the form of ADSs, which ADSs were listed on the New York Stock Exchange. On March 2, 2012, we issued an additional 11,484,000 common shares, or 2.16% of the outstanding common shares, in the form of ADSs when the underwriters exercised their over-allotment option.

On March 30, 2012, we issued 927,783 investment shares, or 1.84% of the outstanding investment shares, pursuant to a preemptive right offer in connection with our issuance of ADSs.

On March 24, 2014, Mr. Eduardo Hochschild sold 1,310 of our common shares.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2014, we estimate that there were 20,883,032 ADSs, which represented 17.94% of our common shares outstanding. As of December 31, 2013, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 41.

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

Peruvian law sets forth certain restrictions and limitations on transactions with certain related parties.

For instance, from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules (i.e., the value agreed to by non-related parties under the same or similar circumstances). Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Publico del Mercado de Valores), such as us, are required to comply with the following rules:

•

The directors and managers of the company cannot, without the prior authorization of the board of directors, (i) receive in the form of a loan money or assets of the company; or (ii) use, for their own benefit or for the benefit of related parties, assets, services or credits of the company.

•

The execution of agreements that involve at least 5% of the assets of the company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any).

•

The execution of agreements with a party controlled by the company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other to be determined by the Peruvian Securities Commission).

The external independent company that reviews the transaction should not be related to the parties involved therein, nor to directors, managers or shareholders that own at least 10% of the share capital of the company.

Related Party Transactions

As a general policy, we do not enter into transactions with related parties, including our board members and officers, on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm’s length basis.

As of December 31, 2013, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/.62,000 (US$22,182), and an account payable of S/.14,000 (US$5,009).

The following transactions have been entered into by us with related parties:

•

We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/.284,000 in 2011, S/.273,000 in 2012; and S/.278,000 in 2013.

•	We lease part of our headquarters as office space to ASPI. We received rental payments of S/.158,000 in 2011, S/.176,000 in 2012; and S/.183,000 in 2013.

•	We provide back office management and administrative services to ASPI, for which we received S/.376,000 in 2011, S/.376,000 in 2012; and S/.397,000 in 2013.

•

In February 2011, we provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.6,965,000 with annual interest rate of 6.0%, for which we received interest payments of S/.7,000 in 2011. This loan was collected in February and March 2011.

•

In July 2012, we provided a loan to Servicios Corporativos Pacasmayo S.A.C. for a total amount of S/.240,000 accruing interest at an annual rate of 6%, for which we received interest payments of S/.7,000 in 2012. This loan was collected in October 2012.

•

We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/.941,000 in 2011, S/.1,160,000 in 2012; and S/.1,372,000 in 2013 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

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

Under our dividend policy, shareholders must take the following factors into consideration prior to declaring dividends: our financial and economic condition, including committed and budgeted expenses and obligations, and previously approved investments. In addition, our dividend policy states that (a) our board of directors may declare advanced dividends based on either the net income resulting from financial statements prepared for such purpose or the cumulative net income corresponding to previous years, provided that shareholders delegated such authority to the board of directors, and (b) holders of common shares representing no less than 20% of our total share capital may request the distribution of dividends up to 50% of the net income corresponding to the previous year, net of any legal reserve requirements. Our board of directors makes a recommendation at the annual shareholders’ meeting with respect to the amount and timing of dividend payments, if any, to be made on our common shares and investment shares.

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of shareholders’ equity. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company.

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

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2009 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share (in S/.)
2013	58,196,000	0.10000
2012	52,000,000	0.08935
2011	91,000,000	0.19380
2010(1)	73,000,000	0.15547
2009	25,000,000	0.05324

(1)	In March 2010, we sold our Raul copper mine concessions. In April 2010, we declared an extraordinary dividend payment.

At the annual shareholders’ meeting held on March 25, 2014, the shareholders unanimously approved the financial statements for fiscal year 2013 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends on account of fiscal year 2014 earnings.

B.	Significant Changes

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering.

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC”. On April 25, 2014, the closing price on the New York Stock Exchange was US$9.23 per ADS.

The following table sets forth for each of the most recent three months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(in US$)	High	Low
2013:
January	14.53	13.24
February	13.90	13.17
March	14.85	13.50
April	14.63	13.99
May	15.10	12.75
June	13.78	12.33
July	12.71	11.85
August	13.45	12.16
September	12.69	11.70
October	12.04	11.25
November	11.90	10.76
December	11.84	9.98
2014:
January	11.84	9.51
February	9.64	9.12
March	9.46	8.76
April (through April 25)	9.50	9.09

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1,” respectively. On April 25, 2014, the closing price on the Lima Stock Exchange was S/.5.10 per common share and S/.3.10 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited.

The following table sets forth for the five most recent full years the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/.)	High	Low	High	Low
2008	5.55	1.36	4.40	1.65
2009	3.60	1.77	3.20	1.60
2010	7.92	3.08	7.21	3.00
2011	8.45	4.25	7.48	4.05
2012	6.90	4.75	6.00	4.45
2013	7.85	5.45	6.50	3.75

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in nuevos soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2011:
First quarter	8.45	6.15	7.48	6.50
Second quarter	7.12	5.45	6.80	5.25
Third quarter	6.20	4.75	6.01	4.85
Fourth quarter	5.80	4.25	4.70	4.05
2012:
First quarter	6.90	5.65	6.00	4.45
Second quarter	6.80	5.45	5.90	5.80
Third quarter	5.95	4.75	5.00	4.99
Fourth quarter	6.85	5.80	5.95	4.50
2013:
First quarter	7.65	6.70	6.30	6.10
Second quarter	7.85	6.66	6.50	6.33
Third quarter	7.40	6.50	5.00	4.50
Fourth quarter	6.68	5.45	4.30	3.75

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2013:
October	6.68	6.40	4.30	4.00
November	6.60	5.85	4.10	4.00
December	6.40	5.57	3.90	3.75
2014:
January	6.47	5.40	4.00	3.90
February	5.40	5.25	—	—
March	5.20	4.90	3.40	3.40
April (through April 25)	5.31	5.10	3.10	3.10

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2013, there were 282 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2013, The Lima Stock Exchange had a share capital of S/.59,715,840, divided into 56,405,407 class “A” shares and 3,310,433 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2013, the Lima Stock Exchange had 125 class “A” shareholders and 69 class “B” shareholders.

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

Pursuant to Law No. 29,782, published in the Peruvian Official Gazette, El Peruano, on July 28, 2011, the Peruvian Securities Commission is a governmental entity reporting to Peru’s Ministry of Economy and Finance with functional, administrative, economic, technical and budgetary autonomy.

The Peruvian Securities Commission is governed by the Superintendent and a five board-members confirmed by the Superintendent (who acts as President of the board) and four members appointed by the Peruvian Executive Power (one suggested by the Ministry of Economy and Finance, one suggested by the Peruvian Central Reserve Bank, one suggested by the Peruvian Superintendency of Banking, Insurance and Private Pension Funds and one independent member). The Peruvian Securities Commission has broad regulatory powers, including reviewing, promoting, and making rules regarding the securities market, supervising its participants, and approving the registration of public offerings of securities.

The Peruvian Securities Commission supervises the securities markets and the dissemination of information to investors. It also (i) governs the operations of the Public Registry of Securities, (ii) regulates mutual funds, publicly placed investment funds and their respective management companies and broker-dealers, (iii) monitors compliance with accounting regulations by companies under its supervision as well as the accuracy of financial statements and (iv) registers and supervises auditors who provide accounting services to those companies registered with the Peruvian Securities Commission.

Pursuant to the Securities Market Law, broker-dealers must maintain a guarantee fund. This guarantee fund must be managed by an entity supervised by the Peruvian Securities Commission. Contributions to the guarantee fund must be made by the 25 broker-dealers that are members of the Lima Stock Exchange and are based on the volume traded over the exchange. In addition to the guarantee fund managed, each broker-dealer is required to maintain a guarantee in favor of the Peruvian Securities Commission to guarantee any liability that broker-dealers may have with respect to their clients. Such guarantees are generally established through letters of credit issued by local banks.

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The second article of our by-laws provides that our principal corporate purpose is mining and the production and sale of cement, quicklime and other construction materials in Peru and internationally.

We have common shares and investment shares.

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2014, we had 531,461,479 common shares outstanding. As of March 31, 2014, there were 7,375 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one owner). Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2014, we had 50,503,124 investment shares. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of the company’s equity. As of March 31, 2014, there were 456 owners of record of our investment shares. Our investment shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Shareholders’ Liability

Under Peruvian Corporate Law, holders of our common shares cannot vote on matters with respect to which they have a conflict of interest.

Under Article 133 of the Peruvian Corporate Law, a shareholder must abstain from voting if such shareholder has a conflict of interest. A resolution approved in disregard of this provision may be challenged under Article 139 of the Peruvian Corporate Law and any shareholder that participated in the determination in breach of this provision, if such shareholder’s vote was key in attaining the required majority, may be held liable individually, or jointly with any other shareholder voting in breach of the provision.

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

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT). Voluntary capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

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

Other shareholders’ meetings are convened by the board of directors when deemed convenient by our company or when it is requested by the holders of at least 20% of our common shares. If, at the request of holders of 20% of the common shares, the shareholders’ meeting is not convened by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or a competent judge will call pursuant to Law No. 29560 for such meeting at the request of holders of at least 20% of our common shares. If a public notary or competent judge calls for a shareholders’ meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

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

In accordance with Peruvian Corporate Law, only those holders of common shares whose names are registered in our stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders’ meeting and to exercise their rights.

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

However, according to Article 10 of CONASEV Resolution No. 090-2005-EF-94.10, as amended, we must inform the Peruvian Securities Commission of the members of our economic group and a list of our holders of common shares owning more than a 5% share interest, as well as any change to such information.

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

On December 31, 2007, we entered into a contract for the general management and provision of services with ASPI, pursuant to which we provide legal and corporate services to it. See “Item 7. Major Shareholders and Related Party Transactions—A. Related Party Transactions.”

On February 1, 2008, we entered into a surface rights agreement with Compañía Minera Ares S.A.C., pursuant to which we lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. See “Item 7. Major Shareholders and Related Party Transactions—A. Related Party Transactions.”

On June 30, 2008, we entered into a property lease agreement with ASPI pursuant to which we lease part of our headquarters as office space to ASPI. See “Item 7. Major Shareholders and Related Party Transactions—A. Related Party Transactions.”

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

On December 27, 2011, we entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. This loan was paid in full in February 2013. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

On September 28, 2012, we entered into a supply agreement, later amended on February 21, 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Pirua, which is expected to have an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

On February 8, 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering, pursuant to an indenture. A portion of the proceeds were used to prepay amounts outstanding our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

On September 26, 2013, we entered into a contract for the construction and electromechanical assembly services for the Piura plant with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period.

D.	Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100 percent of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

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

Peruvian Tax Considerations

The following are the principal tax consequences of ownership of common shares or ADSs by non-resident individuals or entities (“Non-Peruvian Holders”) as of the date hereof. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of common shares or ADSs and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all the tax consequences of acquisition, ownership and disposition of common shares or ADSs and does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to a resident of Peru or to a person with a permanent establishment in Peru.

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

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding income tax, at a rate of 4.1% of the dividend paid, when the dividend is paid to shareholders that are Non-Peruvian Holders. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax on Peruvian source income only.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Peruvian income tax law also provides that capital gains resulting from the disposal of ADSs that represent shares issued by Peruvian entities are considered Peruvian source income and therefore also subject to Peruvian income tax. Peruvian income tax law also provides that taxable income resulting from the disposal of securities is determined by the difference between the sale price of the securities at market value and the tax basis.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income as long as the ADSs issued by the foreign depositary are held in the name of a nominee and such ADSs are not transferred to a third party as a result of the disposal of the ADSs.

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, the income tax rate is 5%; if the transaction is consummated outside of Peru, capital gains are taxed at a rate of 30%. Peruvian income tax law regulations have stated that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. In any given year, the first five tax units (approximately US$6,500) of capital gains derived from the transfer of securities by a Non-Peruvian Holder, who is also a natural person, are exempt from income tax. Any gain resulting from the conversion of ADSs into common shares or common shares into ADSs will not be subject to taxation in Peru.

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

On December 31, 2010, Law No. 29645 was enacted and took effect from January 1, 2011. This law states that in transactions relating to Peruvian securities through the Lima Stock Exchange, CAVALI S.A. ICLV (the Peruvian clearing house) will act as withholding agent to the extent that such transactions are settled in cash through CAVALI’s account (liquidación en efectivo). The implementing regulations of Law No. 29645 enacted on July 9, 2011 provide that CAVALI began acting as a withholding agent as from November 1, 2011. As a result, while such regulations do not apply to securities transferred though the Lima Stock Exchange by a Non-Peruvian Holder, such transferor must still self-assess and pay its income tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned. With respect to transactions of Peruvian securities conducted through the Lima Stock Exchange that are settled directly without CAVALI’s intervention (liquidación directa), Non-Peruvian Holders are required to self-assess and pay income taxes directly to the Peruvian tax authorities within the first 12 working days following the month in which income from a Peruvian source was earned. Finally, if the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of ADSs or common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15% of value sold), fees payable to CONASEV (0.05% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and Value Added Tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

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

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. There is currently no income tax treaty between the United States and Peru that would provide for United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the acquisition, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

If Peruvian income tax is withheld on the sale or other disposition of our ADSs or common shares, your amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Peruvian income tax. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from the foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. Alternatively, you may take a deduction for the Peruvian income tax if you do not take a credit for any foreign taxes paid or accrued during the taxable year. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (“PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as discussed above under “Taxation of Dividends”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

See note 1 to our consolidated financial statements included in this annual report for a description of our subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a description of our market risks, see note 28 to our consolidated financial statements included in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and expenses

JPMorgan Chase Bank, N.A., as depositary, pursuant to our Deposit Agreement, dated as of February 7, 2012 (the “Deposit Agreement”), may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs or American Depositary Receipts representing ADSs (“ADRs”) are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2013. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (COSO). Based on the assessment, our management has concluded that as of December 31, 2013, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by Medina, Zaldívar, Paredes & Asociados SCRL, member firm of Ernst & Young Global, an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited Cementos Pacasmayo S.A.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Cementos Pacasmayo S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2013 of Cementos Pacasmayo S.A.A. and subsidiaries and our report dated April 28, 2014, expressed an unqualified opinion thereon.

Lima, Perú,

April 28, 2014

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms. Hilda Ochoa-Brillembourg, a member of the audit committee, is a “financial expert,” as such term is defined in the SEC rules. We have determined that Ms. Hilda Ochoa- Brillembourg and Mr. Rolando Arellano Cueva are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this form.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our next Form 20-F to be filed with the SEC. During the year ended December 31, 2013, no such amendment was made or waiver granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Medina, Zaldívar, Paredes & Asociados SCRL, member firm of Ernst & Young Global, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2013 and 2012.

	Year Ended December 31,
(in thousands of S/.)	2013	2012
Audit fees	1,533	1,609
Audit-related fees	—	210
Tax fees	259	315
All other fees	—	1,893

Total fees	1,792	4,027

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Tax fees in the above table are fees billed relating to tax compliance services.

Our audit committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of its independent registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the audit committee, they comply with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

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

The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In November 2013, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Good Corporate Governance Code for Peruvian Companies.” These principles are disclosed on the Peruvian Securities Commission web page http:// http://www.smv.gob.pe/ and the Lima Stock Exchange web page http://www.bvl.com.pe. Although we have implemented a number of these measures and have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, we are not required to comply with the referred corporate governance guidelines by law or regulation, only to disclose whether or not we are in compliance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	By-laws of the Registrant, as currently in effect

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401

4.5	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Loesche GmbH, incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.6	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda., incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.7	Addendum 1 to the Equipment Supply Contract between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda. dated February 21, 2013, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.8	Steel Structure Supply Contract, dated September 28, 2012 between the Registrant and Polysius Ingenieria y Servicios del Perú S.A., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.9	Construction Contract (Civil works and Electro-mechanical setup), dated September 16, 2013 between the Registrant and Consorcio Cementos Piura (English summary)

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Name:	Humberto Nadal Del Carpio
Title:	Chief Executive Officer

By:	/s/ Manuel Ferreyros Peña
Name:	Manuel Ferreyros Peña
Title:	Chief Financial Officer

Date: April 30, 2014

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2013 and 2012 together with the Report of the Independent Registered Public Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2013 and 2012 together with the Report of the Independent Registered Public Accounting Firm

Content

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of the Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 28, 2014 expressed an unqualified opinion thereon.

Lima, Peru,

April 28, 2014

Medina, Zaldívar, Paredes & Asociados

Signed by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2013 and 2012

	Note	2013	2012
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	6	976,952	473,785
Trade and other receivables	7	68,542	69,395
Income tax prepayments		27,679	21,464
Inventories	8	334,471	278,149
Prepayments		11,727	10,616

		1,419,371	853,409

Non-current assets
Other receivables	7	46,292	36,110
Available-for-sale financial investments	9	36,058	34,887
Property, plant and equipment	10	1,537,111	1,394,835
Exploration and evaluation assets	11	59,330	49,486
Deferred income tax assets	15	15,155	13,438
Other assets		1,220	1,159

		1,695,166	1,529,915

Total assets		3,114,537	2,383,324

Liabilities and equity
Current liabilities
Trade and other payables	12	126,897	132,764
Interest-bearing loans and borrowings	14	—	22,884
Income tax payable		2,780	75
Provisions	13	27,984	24,029

		157,661	179,752

Non-current liabilities
Interest-bearing loans and borrowings	14	824,022	192,571
Other non-current provisions	13	20,497	16,578
Deferred income tax liabilities, net	15	102,887	100,308

		947,406	309,457

Total liabilities		1,105,067	489,209

Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		556,294	558,478
Legal reserve		119,833	105,221
Other components of equity		19,045	16,711
Retained earnings		653,704	570,878

Equity attributable to equity holders of the parent		1,930,840	1,833,252
Non-controlling interests		78,630	60,863

Total equity		2,009,470	1,894,115

Total liabilities and equity		3,114,537	2,383,324

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		S/.(000)	S/.(000)	S/.(000)
Sales of goods	17	1,239,688	1,169,808	994,970
Cost of sales	18	(716,239)	(713,058)	(569,515)

Gross profit		523,449	456,750	425,455

Operating income (expenses)
Administrative expenses	19	(208,915)	(203,067)	(196,196)
Selling and distribution expenses	20	(29,817)	(30,865)	(23,707)
Other operating income, net	22	8,281	7,706	9,338
Impairment of zinc mining assets	10(b)	—	—	(95,994)

Total operating expenses, net		(230,451)	(226,226)	(306,559)

Operating profit		292,998	230,524	118,896

Other income (expenses)
Finance income	23	27,213	23,326	2,695
Finance costs	24	(37,103)	(23,771)	(19,219)
(Loss) gain from exchange difference, net	5	(48,430)	(736)	1,476

Total other expenses, net		(58,320)	(1,181)	(15,048)

Profit before income tax		234,678	229,343	103,848

Income tax expense	15	(82,395)	(73,743)	(38,379)

Profit for the year		152,283	155,600	65,469

Attributable to:
Equity holders of the parent		155,634	159,005	67,694
Non-controlling interests		(3,351)	(3,405)	(2,225)

		152,283	155,600	65,469

Earnings per share	26
Basic and diluted, profit for the year attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.27	0.28	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		152,283	155,600	65,469

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments	9(a)	1,171	12,813	(8,739)
Deferred income tax related to component of other comprehensive income	15	(352)	(3,844)	2,622
Exchange differences on translation of foreign currency		—	(321)	(274)
Transfer to profit or loss of cumulative exchange differences on translation of foreign currency, Note 2.3.3		1,591	—	—

Other comprehensive income for the year, net of income tax		2,410	8,648	(6,391)

Total comprehensive income for the year, net of income tax		154,693	164,248	59,078

Total comprehensive income attributable to:
Equity holders of the parent		157,968	167,687	61,332
Non-controlling interests		(3,275)	(3,439)	(2,254)

		154,693	164,248	59,078

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2013, 2012 and 2011

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid- in capital	Legal reserve	Unrealized gain on available-for-sale investments	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Balance as of January 1, 2011	418,777	49,575	—	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the year	—	—	—	—	—	—	67,694	67,694	(2,225)	65,469
Other comprehensive income	—	—	—	—	(6,117)	(245)	—	(6,362)	(29)	(6,391)

Total comprehensive income	—	—	—	—	(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends, note 16 (h)	—	—	—	—	—	—	(91,000)	(91,000)	—	(91,000)
Incorporation of non-controlling interests, note 1	—	—	—	—	—	—	77,665	77,665	34,547	112,212
Appropriation of legal reserve, note 16 (e)	—	—	—	16,306	—	—	(16,306)	—	—	—

Balance as of December 31, 2011	418,777	49,575	—	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	—	—	—	—	—	—	159,005	159,005	(3,405)	155,600
Other comprehensive income	—	—	—	—	8,969	(287)	—	8,682	(34)	8,648

Total comprehensive income	—	—	—	—	8,969	(287)	159,005	167,687	(3,439)	164,248

Proceeds from the issue of common and investment shares, note 16 (a) y (b)	111,484	928	561,191	—	—	—	—	673,603	—	673,603
Appropriation of legal reserve, note 16(e)	—	—	—	14,770	—	—	(14,770)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	(52,000)	(52,000)	—	(52,000)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	—	—	—	—	—	4,922	6,122	—	6,122
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,713)	—	—	—	—	(2,713)	2,713	—

Consolidated statements of changes in equity (continued)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid- in capital	Legal reserve	Unrealized gain on available-for-sale investments	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	—	—	—	—	—	—	155,634	155,634	(3,351)	152,283
Other comprehensive income	—	—	—	—	819	1,515	—	2,334	76	2,410

Total comprehensive income	—	—	—	—	819	1,515	155,634	157,968	(3,275)	154,693

Refund of capital in subsidiary to non-controlling interests, note 22 (a)	—	—	—	—	—	—	—	—	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	—	—	—	14,612	—	—	(14,612)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	(58,196)	(58,196)	—	(58,196)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,184)	—	—	—	—	(2,184)	2,184	—

Balance as of December 31, 2013	531,461	50,503	556,294	119,833	19,045	—	653,704	1,930,840	78,630	2,009,470

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)
Operating activities
Profit before income tax	234,678	229,343	103,848
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	55,871	47,954	47,633
Unrealized exchange difference related to monetary transactions	48,486	—	—
Finance costs	37,103	23,771	19,219
Long-term incentive plan	6,701	5,529	6,000
Adjustment as a result of physical inventories	3,360	(4,107)	—
Net loss (gain) on disposal of property, plant and equipment	2,555	(3,901)	—
Amortization of costs of issuance of senior notes	1,493	—	—
Unwinding of discount of long-term incentive plan	475	140	—
Estimation of impairment of trade and other accounts receivables	227	105	—
Finance income	(27,213)	(23,326)	(2,695)
Recovery (provision) of impairment of inventories, net	(2,192)	3,278	—
Change in the estimate of rehabilitation costs	(1,068)	—	—
Impairment of zinc mining assets	—	—	95,994
Write-off of exploration and evaluation costs	—	2,447	—
Other operating, net	(1,405)	(311)	1,666

Working capital adjustments
(Increase) decrease in trade and other receivables	(19,993)	17,224	(20,496)
(Increase) decrease in prepayments	(1,111)	1,013	(620)
Increase in inventories	(57,490)	(71,218)	(45,786)
(Decrease) increase in trade and other payables	(20,277)	2,411	25,929

	260,200	230,352	230,692

Interests received	37,650	7,514	2,695
Interests paid	(20,704)	(26,412)	(19,059)
Income tax paid	(85,392)	(111,723)	(81,990)

Net cash flows from operating activities	191,754	99,731	132,338

Consolidated statement of cash flows (continued)

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)
Investing activities
Decrease in time deposits with original maturities greater than 90 days	1,065,950	—	—
Increase in time deposits with original maturities greater than 90 days	(662,000)	(403,950)	—
Purchase of property, plant and equipment	(200,599)	(248,194)	(240,598)
Purchase of exploration and evaluation assets	(9,844)	(22,038)	(617)
Proceeds from sale of property, plant and equipment	1,161	6,828	2,053
Purchase of other assets	(151)	—	—

Net cash flows from (used in) investing activities	194,517	(667,354)	(239,162)

Financing activities
Proceeds from issuance of senior notes, net of related issuance costs	762,067	—	—
Proceeds from bank overdraft and borrowings	19,914	13,255	403,013
Contribution of non-controlling interests	19,882	28,557	4,779
Payment of borrowings	(202,200)	(388,394)	(119,674)
Dividends paid	(58,093)	(52,016)	(90,761)
Payment of bank overdraft	(33,169)	—	—
Refund of capital in subsidiary to non-controlling interests	(1,024)	—	—
Proceeds from issuance of common and investment shares	—	666,180	—
Proceeds from sale of treasury shares	—	6,122	—
Proceeds from incorporation of non-controlling interests	—	—	118,630

Net cash flows from financing activities	507,377	273,704	315,987

Net increase (decrease) in cash and cash equivalents	893,648	(293,919)	209,163
Net foreign exchange difference	13,469	475	(377)
Cash and cash equivalents as of January 1	69,835	363,279	154,493

Cash and cash equivalents as of December 31	976,952	69,835	363,279

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2013, 2012 and 2011

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A. (previously known as Inversiones Pacasmayo S.A. hereinafter “the Parent”), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of December 31, 2013 and 2012. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2013 were authorized for issue by the Management of the Company on February 13, 2014. The consolidated financial statements as of December 31, 2012 and for the year ended that date were finally approved by the General Shareholders’ Meeting on March 26, 2013.

As of December 31, 2013, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

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

•

Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite. At the Board of Directors’ Meeting held on December 21, 2011, the Company agreed to sell 30% of the shares of this subsidiary to MCA Phosphates Pte. Ltd., hereinafter “MCA” (subsidiary of Mitsubishi Corporation, hereinafter “Mitsubishi”) for an aggregate purchase price of approximately US$46,100,000. As a consequence of this transaction, the Group recognized a gain directly in equity, net of tax, commissions and other minor related costs for S/.77,665,000. In relation to this sale of shares, on December 29, 2011, Mitsubishi entered into an off-take agreement to purchase the future production of phosphate rock from this subsidiary. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration, see note 27. Additionally, the Company and MCA signed a shareholders’ agreement including some clauses relating to “super-majority decisions” that need to be agreed between these parties and a call option and put option to be exercised by the Company and MCA, specifically in any deadlock or unexpected event defined in such agreement, see note 27.

Notes to the consolidated financial statements (continued)

•

Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011 as a result of the spin-off of the assets and liabilities of the brine project located in the northern region of Peru. As a result of this spin-off and certain contributions made by Quimpac S.A., a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%. In order to develop this project the Company signed a shareholder’s agreement with Quimpac S.A. including some minority protective rights. The Company also has committed to invest US$100,000,000, see note 27. The contributions made by Quimpac S.A. at the incorporation of this subsidiary amounted to S/.4,779,000.

•

Calizas del Norte S.A.C. was incorporated in November 22, 2013. This subsidiary was created through a capital contribution of S/.5,000,000 to be engaged in the mining activities of prospecting, exploration, marketing and transportation operations of other goods.

As explained above, as of December 31, 2013 and 2012, the Company has 100% interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacífico S.A.	70.00

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2013, 2012 and 2011:

	Assets		Liabilities		Net equity			Net income (loss)
Entity	2013	2012	2013	2012	2013	2012	2011	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cementos Selva S.A. and Subsidiaries	279,166	252,826	113,139	119,580	166,027	133,246	172,167	12,326	6,179	17,415

Fosfatos del Pacífico S.A.	233,756	175,613	5,689	5,257	228,067	170,356	92,440	(7,495)	(9,588)	(6,882)

Distribuidora Norte Pacasmayo S.R.L.	215,823	196,708	115,671	101,871	100,152	94,837	86,762	5,314	10,721	9,600

Empresa de Transmision Guadalupe S.A.C.	46,712	19,226	841	1,130	45,871	18,096	17,234	1,315	862	659

Salmueras Sudamericanas S.A.	45,792	39,490	5,116	4,692	40,676	34,798	18,514	(4,122)	(3,716)	(527)

Calizas del Norte S.A.C.	5,000	—	—	—	5,000	—	—	—	—	—

Zemex LLC	—	9,731	—	—	—	9,731	7,063	(657)	3,859	(553)

Issuance of senior notes -

The General Shareholders’ Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In this connection, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed that these securities would be listed on the Irish Stock Exchange. Consequently, on February 1, 2013, the Company issued US$300,000,000 of Senior Bonds, with an annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/.762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference for capital expenditures incurred in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C. and Dinoselva Iquitos S.A.C. See note 14 for further details.

Notes to the consolidated financial statements (continued)

2.	Summary of significant accounting policies -

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and the call option that have been measured at fair value. The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

The consolidated financial statements provided comparative information in respect of the previous period, except of certain standards and amendments applied for the first time by the Group during 2013 that not required restatement of previous financial statements, explained in Note 2.3.19.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2013 and 2012. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group’s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee it facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Notes to the consolidated financial statements (continued)

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and term deposits with original maturity of three months or less.

2.3.2.	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and term deposits, trade and other receivables, call options, and available-for-sale financial investments.

Subsequent measurement -

For purpose of subsequent measurement of financial assets are classified in four categories:

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income of finance income (positive net changes in fair value) in the consolidated statement of profit or loss.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2013 and 2012.

Loans and receivables -

This category is the most relevant to the Group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost

Notes to the consolidated financial statements (continued)

using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss in finance costs for loans and in selling and distribution expenses for receivables.

This category applies to cash and term deposits, trade and other receivables. For more information on receivables, refer to Note 7.

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss as finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2013 and 2012.

Available-for-sale (AFS) financial investments -

AFS financial investments include equity and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the unrealized gain on available-for-sale investments until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit or loss in finance costs. Interest earned whilst holding AFS financial investments is reported as interest income using EIR method.

The Group evaluates whether the ability and intention to sell its AFS financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2013 and 2012.

Derecognition -

Notes to the consolidated financial statements (continued)

A financial asset is primarily derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or

(ii)	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and do what the extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(ii)	Impairment of financial assets -

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Notes to the consolidated financial statements (continued)

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of profit or loss. Interest income (recorded as finance income in the consolidated statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If write-off is later recovered, the recovery is credited to finance costs in the consolidated statement of profit or loss.

Available-for-sale (AFS) financial investments

For AFS financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of profit or loss – is removed from OCI and recognized in the consolidated statement of profit or loss. Impairment losses on equity investment are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and interest-bearing loans and borrowings, including bank overdrafts.

Subsequent measurement -

Notes to the consolidated financial statements (continued)

The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, derivatives and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not any financial liability classified as at fair value through profit or loss as of December 31, 2013 and 2012.

Loans and borrowings -

This is the category most relevant to the Group. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and loss are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer Note 12 and 14.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iv)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)	Fair value measurement –

The Group measures available-for-sale investments at fair value at each statement of financial position date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 29.

Notes to the consolidated financial statements (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the consolidated financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for both recurring fair value measurement, such as unquoted AFS financial assets, and for non-recurring measurement.

At each reporting date, the financial management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, the financial management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Management also compares each the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

(vi)	Put and call options over non-controlling interests

Call options

The call option is a financial asset initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss. The exercise price of the call option are at the higher of fair value or book value of the shares, consequently, the Company concluded that the fair value of this option would not be significant.

Notes to the consolidated financial statements (continued)

Put options

Put options granted to non-controlling interests with exercise contingencies that are under the control of the Company, do not give rise to a financial liability. The contingencies that would trigger exercisability of the deadlock put/call are based on events under the Company’s control and therefore do not represent a financial liability.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Translation differences from foreign subsidiaries -

The financial statements of the subsidiary Zemex LLC were expressed in United States dollars (its functional currency). On consolidation, the assets and liabilities of this subsidiary were translated into nuevos soles at the rate of exchange prevailing at the reporting date and their profit or loss were translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. This foreign operation was disposed in 2013, consequently, the component of other comprehensive income relating to that particular foreign operation was recycled to profit or loss in 2013.

2.3.4	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials

•	Purchase cost determined using the weighted average method.

Finished goods and work in progress

•

Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

•	Purchase cost.

Notes to the consolidated financial statements (continued)

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

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Leases -

The determination of whether an agreement is, or contains, a finance lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset, even it that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

Notes to the consolidated financial statements (continued)

2.3.7	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them accordingly. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 2.3.13) and provisions (Note 13) for further information about the recorded decommissioning provision.

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

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

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement or profit or loss when the asset is derecognized.

Notes to the consolidated financial statements (continued)

2.3.8	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2013 and 2012, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.9	Mine development costs and stripping costs

Mine development costs

Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2013 and 2012, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.10	Exploration and evaluation assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	Researching and analyzing historical exploration data.

•	Gathering exploration data through geophysical studies.

•	Exploratory drilling and sampling.

•	Determining and examining the volume and grade of the resource.

•	Surveying transportation and infrastructure requirements.

•	Conducting market and finance studies.

Notes to the consolidated financial statements (continued)

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs assets are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation costs assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

Notes to the consolidated financial statements (continued)

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication of impairment exists, impairment of the Group’s exploration and evaluation assets is required.

2.3.11	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.12	Impairment of non-financial assets -

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately of the Group’s CGUs to which the individual assets are allocated.

Notes to the consolidated financial statements (continued)

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.3.13	Provisions -

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk free pre-tax rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

As of December 31, 2013 and 2012, the Group only has a rehabilitation provision for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs has been recorded directly to the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Environmental expenditures and liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.14	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 “Employee benefits”, the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

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

The Group has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must be also met before revenue is recognized:

Sales of goods -

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods.

Operating lease income -

Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Notes to the consolidated financial statements (continued)

Interest income -

For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of profit or loss.

2.3.16	Taxes -

Current income tax -

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Notes to the consolidated financial statements (continued)

Deferred tax related to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Sales tax -

Expenses and assets are recognized net of the amount of sales tax, except:

(i)	Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.17	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock. The Company had common shares in treasury through a subsidiary until 2012, when these shares were disposed, see note 16(c).

2.3.18	Current versus non-current classification -

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to sold or consumed in normal operating cycle.

•	Held primarily for the purpose of trading.

•	Expected to be realized within twelve months after the reporting period, or

Notes to the consolidated financial statements (continued)

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when it is:

•	Expected to be settled in normal operating cycle.

•	Held primarily for the purpose of trading.

•	Due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.19	New amended standards and interpretations -

As explained in Note 2.1, during 2013, the Group applied, for the first time, certain standards and amendments that not require restatement of previous financial statements. The nature and impact of each new standard/amendment is described below:

•	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have been presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). This amendment does not affect the presentation and had no impact on the consolidated financial position or performance.

•	IAS 1 Clarification of the requirement for comparative information (Amendment)

This amendment clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening statement of financial position does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on the Group’s financial position or performance.

•	IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

The amendment requires an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement,

Notes to the consolidated financial statements (continued)

irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the consolidated financial statements.

•	IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the portion of previously existing IAS 27 “Consolidated and Separate Financial Statements” that dealt with consolidated financial statements and SIC-12 “Consolidation - Special Purpose Entities”. IFRS 10 changes the definition of control as discussed in Note 2.2. IFRS 10 had no impact on the consolidation of investments held by the Group.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Group re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of assets and liabilities. IFRS 13, with no effect for its application.

Additional disclosures, where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 29.

•	IFRIC Interpretation 20 Stripping costs in the Production Phase of a Surface Mine (the Interpretation)

This Interpretation is effective for annual periods beginning on or after January 1, 2013, and only applies to stripping costs incurred during the production phase of a surface mine, requiring capitalization of that costs under certain conditions. According to management’s evaluation, the application of IFRIC 20 does not have a significant impact on the Group’s consolidated financial information as of December 31, 2013.

•	Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

This amendment removes the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, this amendment requires disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. This amendment is effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The Group has early adopted this amendment to IAS 36 in the current period since the amended/additional disclosures provide useful information as intended by the IASB.

Accordingly, this amendment have been considered while making disclosures for impairment of non-financial assets in Note 10(e). This amendment would continue to be considered for future disclosures.

Notes to the consolidated financial statements (continued)

The Group has not included disclosures of new and amended standards and interpretation that do not have any impact on the consolidated financial statements (e.g. IFRS 11 Joint arrangements and IAS 28 Investment in Associates and Joint Ventures, IFRS 12 Disclosure of interests in other entities and IAS 19 Employee benefits (Revised 2011)).

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions -

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. The key areas are summarized below:

•	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.

•	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.

•	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.

•	Income tax – note 2.3.16 and note 15.

4.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•	IFRS 9 Financial Instruments

This standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 (2010) introduces additions relating to financial liabilities. IFRS 9 (2013) introduces new requirements for hedge accounting that align it more closing with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after January 1, 2014, provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Group, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

Notes to the consolidated financial statements (continued)

•	IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria of non-simultaneous settlement mechanism of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2013 the exchange rates for transactions in United States dollars, published by this institution, were S/.2.794 for purchase and S/.2.796 for sale (S/.2.549 for purchase and S/.2.551 for sale as of December 31, 2012).

As of December 31, 2013 and 2012, the Group had the following assets and liabilities in United States dollars:

	2013	2012
	US$(000)	US$(000)

Assets

Cash and term deposits	150,472	10,677

Trade and other receivables	5,566	17,920

	156,038	28,597

Liabilities

Trade and other payables	13,263	22,432

Interest-bearing loans and borrowings	300,000	—

	313,263	22,432

Net (liability) asset position	(157,225)	6,165

As of December 31, 2013 and 2012, the Group had no financial instruments to hedge its foreign exchange risk.

During 2013 and 2012, the net loss originated from exchange differences was approximately S/.48,430,000 and S/.736,000, respectively. During 2011 the net gain amounted to S/.1,476,000, and these are presented in the “loss (gain) from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.	Cash and term deposits

(a)	This caption was made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	1,788	1,973	2,786

Cash at banks (b)	446,244	37,870	228,150

Short-term deposits (c)	528,920	29,992	132,343

Cash balances included in the consolidated statements of cash flows	976,952	69,835	363,279

Time deposits with original maturity greater than 90 days (c)	—	403,950	—

	976,952	473,785	363,279

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates. As of December 31, 2013 these bank accounts included approximately US$148,839,000 (equivalent to S/.415,856,000), related to the proceeds obtained on February 2013 through the issuance of Senior Notes, see note 1.

(c)	As of December 31, 2013, 2012 and 2011, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These time deposits, with original maturities of less than three months, were collected in January 2014, 2013 and 2012, respectively. In addition, during 2012, the Group had time deposits with original maturities greater than 90 days (18 months), which were liquidated during 2013.

As of December 31, 2013, 2012 and 2011, the term deposits generated interests for S/.26,300,000, S/.22,194,000 and S/.2,562,000, respectively, see note 23. From these amount S/.5,066,000 and S/.15,812,000 are pending of collection, see note 7(a).

These short-term deposits include approximately S/.328,920,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables (b)	51,834	41,388	—	—
Interests receivables, note 6(c)	5,066	15,812	—	—
Loans to employees	1,126	379	—	4
Funds restricted to tax’ payments	799	790	—	—
Accounts receivable from Parent company and affiliates, note 25	409	147	—	—
Other accounts receivable	6,081	8,742	—	966
Allowance for doubtful accounts (e)	(395)	(168)	—	—

Financial assets classified as receivables (f)	64,920	67,090	—	970

Value-added tax credit (c)	3,622	2,305	36,322	25,170
Tax refund receivable (d)	—	—	9,970	9,970

Non-financial assets classified as receivables	3,622	2,305	46,292	35,140

	68,542	69,395	46,292	36,110

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated on the future sales of this entity. This kind of tax credit never expires. From the total amount, S/.29,500,000 will be recovered when the project begins operations.

(d)	As of December 31, 2013, 2012 and 2011, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Group’s legal advisors, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)	The movement of the allowance for doubtful accounts is as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Opening balance	168	63	1,525
Additions, note 20	227	105	—
Write-off	—	—	(1,462)

Ending balance	395	168	63

(f)	The aging analysis of trade and other accounts receivable as of December 31, 2013 and 2012, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2013	64,920	58,050	2,849	2,241	371	303	1,106
2012	68,060	54,056	7,652	1,232	451	301	4,368

See note 28 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories

(a)	This caption is made up as follows:

	2013	2012
	S/.(000)	S/.(000)

Goods and finished products	19,102	23,924
Work in progress	59,561	56,018
Raw materials	70,868	73,938
Packages and packing	2,336	1,031
Fuel and carbon	98,728	54,074
Spare parts and supplies	71,198	66,587
Inventory in transit	18,277	10,368

	340,070	285,940
Less - Provision for inventory obsolescence and net realizable value (b)	(5,599)	(7,791)

	334,471	278,149

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Opening balance	7,791	4,513	4,857
Charge for the year	260	3,278	—
Recoveries	(2,452)	—	—
Write-offs	—	—	(344)

Final balance	5,599	7,791	4,513

During 2013 and 2012, S/.260,000 and S/.3,278,000, respectively, were recognized as an expense for inventory obsolescence and for the inventory carried a net realizable value. During 2013, the Company reversed part of the provision for inventory carried at net realizable value for S/.2,452,000.

9.	Available–for-sale financial investments

(a)	Movement in available-for-sales financial investments is as follow:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	34,887	22,074	30,813
Fair value change recorded in other comprehensive income	1,171	12,813	(8,739)

Ending balance	36,058	34,887	22,074

(b)	Available-for-sale financial investments include the following:

	2013
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	517	967
Equity securities – unlisted Peruvian company	8,399	26,692	35,091

Total	8,849	27,209	36,058

	2012
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	381	831
Equity securities – unlisted Peruvian company	8,399	25,657	34,056

Total	8,849	26,038	34,887

During the period there were no reclassifications between quoted and unquoted investments.

Notes to the consolidated financial statements (continued)

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (previously known as Cementos Lima S.A.) shares are publicly traded in Lima Stock Exchange.

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Unión Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock as of December 31, 2013 and 2012. The only significant asset of SIA is its investment in Unión Andina de Cementos S.A.A. (which represents the 94% of SIA’s total assets). SIA has no operations.

As of December 31, 2013 and 2012, the fair value of SIA’s unlisted shares is calculated applying its 43.38% interest to the fair value of Unión Andina de Cementos S.A.A.’s shares, which are listed on the Lima Stock Exchange.

(c)	The breakdown of the investments in equity securities held for 2013 and 2012, is as follows (number of shares):

Unión Andina de Cementos S.A.A. (*)	256,624
Sindicato de Inversiones y Administración S.A. (SIA) (**)	4,825

(*)	Represents 0.016% of its common shares.
(**)	Represents 1.30% of its common shares.

There were no changes in the movement of the number of shares of Unión Andina de Cementos S.A.A. as of December 31, 2013 and 2012.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption to the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2012	73,473	35,267	199,356	211,539	619,282	27,151	98,152	34,823	4,575	195,086	1,498,704
Additions	105	21,562	14,714	1,127	20,753	1,136	10,428	4,316	—	169,908	244,049
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	4,145	4,145
Disposals	—	—	(2,228)	—	(687)	—	—	(10)	—	—	(2,925)
Transfers	9,523	—	—	15,687	8,554	—	4	72	—	(33,840)	—

As of December 31, 2012	83,101	56,829	211,842	228,353	647,902	28,287	108,584	39,201	4,575	335,299	1,743,973
Additions	2,590	29,109	5,263	—	8,324	963	8,233	2,632	—	143,485	200,599
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	1,264	1,264
Disposals	(204)	—	(44)	—	(211)	(76)	(2,319)	(27)	—	(1,660)	(4,541)
Transfers	621	—	—	64,304	108,881	83	2,322	654	—	(176,865)	—

As of December 31, 2013	86,108	85,938	217,061	292,657	764,896	29,257	116,820	42,460	4,575	301,523	1,941,295

Accumulated depreciation
As of January 1, 2012	13,392	7,679	—	24,495	82,030	22,783	27,136	26,445	1,349	—	205,309
Additions	60	—	—	6,956	30,292	446	7,666	2,534	—	—	47,954
Disposals	—	—	—	—	(119)	—	—	—	—	—	(119)

As of December 31, 2012	13,452	7,679	—	31,451	112,203	23,229	34,802	28,979	1,349	—	253,144
Additions	97	—	—	7,777	36,035	505	8,565	2,892	—	—	55,871
Disposals	—	—	—	—	(52)	(76)	(681)	(16)	—	—	(825)

As of December 31, 2013	13,549	7,679	—	39,228	148,186	23,658	42,686	31,855	1,349	—	308,190

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2013	28,456	56,889	216,804	236,360	607,640	5,495	74,106	10,573	—	300,788	1,537,111

As of December 31, 2012	25,546	27,780	211,585	179,833	526,629	4,954	73,754	10,190	—	334,564	1,394,835

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs by S/.15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

Due to lowest zinc prices observed during 2011 and based on future management’s expectations of zinc prices, the Group decided recognize in the consolidated statement of profit or loss a full impairment charge of approximately S/.95,994,000, related to the total net book value of the zinc mining unit which includes concession costs, development costs and related facilities and equipment. From this amount, S/.44,103,000 corresponds to concessions costs. According to the management’s expectation the recovery amount of this zinc mining unit is zero.

(c)	There were no additions under finance leases during the years 2013 and 2012.

(d)	During 2013 the Group capitalized borrowing costs by S/.1,264,000 mainly related with the expansion of the cement plant located in the Piura. The carrying amount of these eligible assets was S/.60,676,000, respectively as of December 31, 2013. The rate used to determine the amount of borrowings costs eligible for capitalization was 4.50%, which is the effective rate of the specific borrowing. The amount of borrowing costs eligible for capitalization should include the actual borrowing costs incurred on the specific loan (Senior Notes), less the income obtained from long and short-term deposits related to this specific borrowing.

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

(e)	The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2013.

Notes to the consolidated financial statements (continued)

11.	Exploration and evaluation assets

(a)	The composition and movement in this caption to the date of the consolidated statements of financial position is presented below:

S/.(000)
Cost
As of January 1, 2012	29,895
Additions	22,038
Write-off	(2,447)

As of December 31, 2012	49,486
Additions (b)	9,844

As of December 31, 2013	59,330

(b)	During 2013, additions mainly include exploration costs related to the brine project, located in Bayovar, Province of Sechura, Department of Piura, developed by the subsidiary Salmueras Sudamericanas S.A.

As of December 31, 2013, the exploration and evaluation assets mainly includes S/.35,083,000 related to brine project and S/.16,828,000 related to phosphates project.

(c)	As of December 31, 2013, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.	Trade and other payables

This caption is made up as follows:

	2013	2012
	S/.(000)	S/.(000)

Trade payables	62,618	80,263
Interest payable	14,889	25
Remuneration payable	14,305	16,147
Taxes and contributions	10,304	15,391
Advances from customers	7,303	2,899
Board of Directors’ fees	5,083	4,643
Dividends payable, note 16(h)	4,554	4,451
Accounts payable to Inversiones ASPI S.A. and its affiliates, note 25	279	232
Other accounts payable	7,562	8,713

	126,897	132,764

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables non-interest bearing and have an average term of 3 months.

Notes to the consolidated financial statements (continued)

Interest payable is normally settled monthly throughout the financial year.

For explanations on the Group’s liquidity risk management processes, refer to Note 28.

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2013	24,029	11,669	4,909	40,607
Additions, note 21	29,184	6,701	—	35,885
Changes in estimates, note 22	—	—	(1,068)	(1,068)
Unwinding of discount, note 24	—	475	—	475
Payments and advances	(27,222)	—	(196)	(27,418)

At December 31, 2013	25,991	18,845	3,645	48,481

Current portion	25,991	—	1,993	27,984
Non-current portion	—	18,845	1,652	20,497

	25,991	18,845	3,645	48,481

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2012	28,694	6,000	4,909	39,603
Additions, note 21	27,522	5,529	—	33,051
Unwinding of discount, note 24	—	140	—	140
Payments and advances	(32,187)	—	—	(32,187)

At December 31, 2012	24,029	11,669	4,909	40,607

Current portion	24,029	—	—	24,029
Non-current portion	—	11,669	4,909	16,578

	24,029	11,669	4,909	40,607

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan to which it contributed between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate. As of December 31, 2013 and 2012, the Group has recorded a liability for S/.18,845,000 and S/.11,669,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2013 and 2012, it corresponds to the provision for the future costs of rehabilitating the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management covering a seven year period. The risk free discount rate used in the calculation of the present value of this provision as of December 31, 2013 was 4.53% (4.58% as of December 31, 2012).

Management expects to incur these expenses in medium-term. The Group estimates that this liability is sufficient and according the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Nominal interest rate	Maturity	2013	2012
	%		S/.(000)	S/.(000)
Bank overdraft
BBVA Banco Continental	4.31	Mar 3, 2013	—	13,255

Loans
BBVA Banco Continental	6.75	Dec 29, 2018	—	202,200

Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	824,022	—

			824,022	215,455

Less – current portion			—	22,884

Non-current portion			824,022	192,571

Senior Notes

As mentioned in note 1, in February 2013, the Company issued Senior Notes in an amount of US$300,000,000 with an interest rate of 4.50% and maturity in 2023. As of December 31, 2013, the Senior Notes accrued interest totaling S/.31,725,000, see note 24.

If the Company or any subsidiary guarantor were to issue debt or equity instruments or merge with another company or dispose of significant assets, The Senior Notes will activate the following covenants, calculated in respect of the Company’s and Subsidiary Guarantors’ annual consolidated financial statements:

•	The fixed charge covenant ratio would be at least 2.5 to 1.

•	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2013, the Company had not entered in any of the operations mentioned before.

Bank overdraft with BBVA Banco Continental

In December 2012, the Group signed an overdraft line for S/.50,000,000. As of December 31, 2012, the Group used S/.13,255,000 of the total line overdraft. This bank overdraft was fully cancelled on March 2013.

Loan with BBVA Banco Continental (6.37%, 6.64% and 7.01%)

In December 2011, the Company signed a Loan Agreement with BBVA Banco Continental for S/.202,200,000 (equivalent to US$75,000,000). In February 2013, the Company prepaid this loan using the proceeds obtained from the Senior Notes issued in 2013, see note 24(a).

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities, net

This caption is made up as follows:

	As of January 01, 2012	Effect on profit or loss	Tax effect of available- for-sale investments	As of December 31, 2012	Effect on profit or loss	Tax effect of available- for-sale investments	As of December 31, 2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Movement of deferred income tax assets
Tax-loss carryforward	7,733	5,438	—	13,171	1,668	—	14,839
Provision for vacations	24	165	—	189	63	—	252
Other	56	22	—	78	(14)	—	64

Total deferred income tax assets	7,813	5,625	—	13,438	1,717	—	15,155

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,830	—	—	28,830	—	—	28,830
Long-term incentive plan	1,800	1,700	—	3,500	2,153	—	5,653
Provision for vacations	3,258	847	—	4,105	(489)	—	3,616
Other	3,329	149	—	3,478	(343)	—	3,135

	37,217	2,696	—	39,913	1,321	—	41,234

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(130,376)	2,865	—	(127,511)	920	—	(126,591)
Effect of available-for-sale investments	(3,968)	—	(3,844)	(7,812)	—	(352)	(8,164)
Effect of costs of issuance of senior notes	—	—	—	—	(4,433)	—	(4,433)
Other	(5,561)	663	—	(4,898)	(35)	—	(4,933)

	(139,905)	3,528	(3,844)	(140,221)	(3,548)	(352)	(144,121)

Total deferred income tax liabilities, net	(102,688)	6,224	(3,844)	(100,308)	(2,227)	(352)	(102,887)

		11,849	(3,844)		(510)	(352)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Accounting profit before income tax	234,678	229,343	103,848

At statutory income tax rate of 30%	70,403	68,803	31,154

Permanent differences
Dividends obtained from available-for-sale investments	(93)	(167)	(38)
Effect of tax-loss carry forward non-recognized	3,924	—	—
Non-deductible expenses, net	8,161	5,107	7,263

At the effective income tax rate of 35% in 2013 (2012: 32% and 2011: 37%)	82,395	73,743	38,379

The income tax expenses shown for the years ended December 31, 2013, 2012 and 2011 are:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Consolidated statements of profit or loss
Current	81,885	85,592	76,687
Deferred	510	(11,849)	(38,308)

	82,395	73,743	38,379

The income tax recorded directly to other comprehensive income during the 2013 is a loss of S/.352,000, during 2012 is a loss of S/.3,844,000, and during 2011 is an income of S/.2,622,000.

As of December 31, 2013, the deferred income tax asset related to tax-loss carry forwards was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/.14,839,000 (S/.9,798,000 and S/.4,931,000 as of December 31, 2012 and 2011, respectively). The related tax losses are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews for the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/.3,924,000.

Notes to the consolidated financial statements (continued)

As of December 31, 2013, 2012 and 2011, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

There are no income tax consequences attached to the payment of dividends in either 2013, 2012 or 2011 by the Group to its shareholders. The dividend to not-domiciled are affected by a 4.1%.

16.	Equity

(a)	Share capital -

As of December 31, 2013 and 2012 share capital is represented by 531,461,479, authorized common shares (419,977,479 share capital as of December 31, 2011), with a par value of one Nuevo Sol per share. From the total outstanding common shares as of December 31, 2013 and 2012, 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

Issuance of common shares in 2012 -

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

Notes to the consolidated financial statements (continued)

As of December 31, 2013 and 2012, the Company has 50,503,124 investment shares, and as of December 31, 2011, the Company has 49,575,341 investment shares, subscribed and fully paid, with a par value of one Nuevo Sol per share. On March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company. The total investment shares offer by the Company were 13,574,990, from these only 927,783 were exercised, equivalent to S/.928,000.

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

(c)	Treasury shares -

Corresponds to 1,200,000 of the Company’s common shares acquired in 2008 by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. On October 2012, the subsidiary sold these treasury shares to third parties through Lima Stock Exchange for S/.6,122,000 (net of the related income tax effect). The net gain of this transaction amounted to S/.4,922,000 (net of the tax effect) and was recorded in the retained earnings caption of the consolidated statement of changes in equity.

(d)	Additional paid-in capital -

During 2012, the additional paid-in capital was increased by S/.561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares, see previous paragraph (a) and (b).

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 % of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Unrealized net gain on available for-sale investments -

This reserve records fair value changes on available-for-sale financial assets.

(g)	Foreign currency translation reserve -

The foreign currency translation reserve was used to record exchange differences arising from the translation of the financial statements of the subsidiary Zemex LLC.

Notes to the consolidated financial statements (continued)

(h)	Dividends paid -

S/.(000)
Declared dividends during the year 2013
Dividends approved on October 25, 2013: S/.0.10000 per share	58,196

Declared dividends during the year 2012
Dividends approved on October 17, 2012: S/.0.08935 per share	52,000

Declared dividends during the year 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000
Dividends approved on October 10, 2011: S/.0.07454 per share	35,000

91,000

As of December 31, 2013 and 2012, dividends payable amount to S/.4,554,000 and S/.4,451,000, respectively.

(i)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012, agreed a contribution of S/.20,000,000. During the year ended as of December 31, 2012, the contribution made by Quimpac S.A. amounts to S/.2,307,000.

The General Shareholders’ Meeting held on July 15, 2013, only established a contribution of S/.10,000,000. During the year ended December 31, 2013, the contribution made by Quimpac S.A. amounts to S/.1,152,000.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,355,000 and S/.2,713,000, during the years 2013 and 2012, respectively, and this was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on February 29, 2012, approved a contribution of US$33,000,000 to the subsidiary, to be held in two parts of US$20,000,000 and US$13,000,000 on the following dates: April 15 and July 15, 2012, respectively. During the year ended December 31, 2012, MCA Phosphates Pte. contributed US$9,900,000 (equivalent to S/.26,250,000) to the subsidiary.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, approved a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively. In connection with this agreement, during the 2013, the contribution made by MCA Phosphates Pte. amounts to US$6,750,000, equivalent to S/.18,730,000.

Notes to the consolidated financial statements (continued)

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 approved a capital contribution up to US$3,300,000 from the Company, which will not include a change in the percentage interests held by the current shareholders. This capital contribution is destined to achieve nominal capacity of a brick plant (which is in a commissioning period). The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.829,000 during the year 2013, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.	Sales of goods

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Cement, concrete and blocks	1,102,079	972,241	802,959
Steel rebar and building materials	103,293	143,165	143,334
Quicklime	31,851	52,738	45,859
Other	2,465	1,664	2,818

	1,239,688	1,169,808	994,970

18.	Cost of sales

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Beginning balance of goods and finished products, note 8(a)	23,924	22,209	20,616
Beginning balance of work in progress, note 8(a)	56,018	52,642	27,267
Consumption of miscellaneous supplies	295,012	287,664	259,269
Maintenance and third-party services	124,609	164,502	105,031
Shipping costs	94,485	93,085	60,731
Personnel expenses, note 21(b)	72,493	67,805	57,165
Other manufacturing expenses	53,411	40,250	51,191
Depreciation	45,518	37,259	38,091
Costs of packaging	29,432	27,584	25,005
Ending balance of goods and finished products, note 8(a)	(19,102)	(23,924)	(22,209)
Ending balance of work in progress, note 8(a)	(59,561)	(56,018)	(52,642)

	716,239	713,058	569,515

Notes to the consolidated financial statements (continued)

19.	Administrative expenses

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (b)	106,366	91,683	90,266
Third-party services	72,594	81,978	80,641
Depreciation and amortization	10,353	10,695	9,542
Donations	6,256	6,750	3,733
Board of Directors compensation	5,618	5,103	5,394
Consumption of supplies	3,691	3,204	3,098
Taxes	3,396	2,828	2,785
Environmental expenditures, note 27	641	826	737

	208,915	203,067	196,196

20.	Selling and distribution expenses

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21(b)	14,517	13,960	10,145
Advertising and promotion	10,538	10,826	8,402
Third-party services	1,694	1,157	1,185
Provision for doubtful accounts, note 7(e)	227	105	—
Other	2,841	4,817	3,975

	29,817	30,865	23,707

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Wages and salaries	100,486	87,990	80,892
Workers ‘profit sharing, note 13	29,184	27,522	29,477
Severance payments	19,432	17,451	18,324
Legal bonuses	13,530	12,892	10,426
Vacations	10,682	13,225	9,461
Long-term compensation, note 13	6,701	5,529	6,000
Training	2,817	2,903	116
Others	10,544	5,936	2,880

	193,376	173,448	157,576

Notes to the consolidated financial statements (continued)

(b)	Employee benefits expenses are allocated as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Cost of sales, note 18	72,493	67,805	57,165
Administrative expenses, note 19	106,366	91,683	90,266
Selling and distribution expenses, note 20	14,517	13,960	10,145

	193,376	173,448	157,576

22.	Other operating income, net

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Recovery of expenses	9,009	2,413	2,522
Changes in the estimation of rehabilitation provision, note 13	1,068	—	—
Sales of miscellaneous supplies and laboratory tests	566	1,420	1,757
Income from land rental and office lease, note 25	461	449	442
Income from management and administrative services provided to Parent company, note 25	397	376	376
Dissolution of Zemex LLC (a)	(910)	—	—
Net (gain) loss on disposal of property, plant and equipment	(2,555)	3,901	203
Other minor-less than S/.200,000, net	245	(853)	4,038

	8,281	7,706	9,338

(a)	During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/.1,024,000) was distributed to the non-controlling interest. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made. The effect of the dissolution of this subsidiary corresponds to a expense of S/.910,000.

Notes to the consolidated financial statements (continued)

23.	Finance income

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Interest on term deposits, note 6(c)	26,300	22,194	2,562
Interests on accounts receivable	604	567	—
Dividends received	309	558	126
Interest on loans granted to Parent company, note 25	—	7	7

	27,213	23,326	2,695

24.	Finance costs

This caption is made up as follows:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Interest on senior notes, note 14	31,725	—	—
Interest on loans and borrowings	2,579	14,655	14,229
Amortization of costs of issuance of senior notes	1,493	—	—
Commissions on prepayments of debts (a)	808	7,354	—
Finance charges under finance leases	—	952	4,441
Other	23	670	443

Total interest expense	36,628	23,631	19,113
Unwinding of discount of long-term incentive plan, note 13	475	140	106

Total finance costs	37,103	23,771	19,219

(a)	As mentioned in note 14, in February 2013 the Group prepaid a loan with BBVA Banco Continental in an amount of S/.202,200,000, generating commissions and costs for approximately S/.808,000. During 2012, the Group made prepayments amounting to S/.388,394,000 corresponding to three loans with BBVA Banco Continental, three loans with Banco de Credito del Peru and a finance lease with Banco de Credito del Peru (all these credits from previous year). These prepayments generated additional commissions and costs of approximately S/.7,354,000.

Notes to the consolidated financial statements (continued)

25.	Related party disclosure

Transactions with related entities -

During 2013, 2012 and 2011, the Company carried out the following transactions with its parent Company, Inversiones ASPI S.A., and its affiliates:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)

Income
Fees for management and administrative services	397	376	376
Income from land rental services	278	273	284
Income from office lease	183	176	158
Interest on loans	—	7	7
Expense
Security services	1,372	1,160	941

Other transactions
Loan provided to Inversiones ASPI S.A.	—	—	6,965
Loans provided to Sercopa	—	240	—
Loan obtained from Inversiones ASPI S.A.	—	—	(6,700)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2013 and 2012:

	2013		2012
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones ASPI S.A.	62	14	70	—
Other	347	265	77	232

	409	279	147	232

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s-length transactions in the market. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2013, 2012 and 2011, the Group has not recorded impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through an examination the financial position of the related party and the market in which the related party operates.

Notes to the consolidated financial statements (continued)

Compensation of key management personnel of the Group -

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.28,043,000, S/.26,687,000 and S/.31,918,000 during the 2013, 2012 and 2011, respectively. The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of Company by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2013, 2012 and 2011.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	155,634	159,005	67,694

	2013	2012	2011
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	570,072	468,352

	2013	2012	2011
	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.27	0.28	0.14

The weighted average number of shares in 2012, takes into account the weighted average effect of changes in treasury share and the issuance of common and investment shares, explained in note 16 (a), (b) and (c).

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

27.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2013, 2012 and 2011, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is renewable annually, and provides for annual rent payments of S/.278,000, S/.273,000 and S/.284,000, respectively.

Operating lease commitments – Group as lessee

In May 2012, the Group signed a contract with a third party to lease land located in the north of Peru. The lease has a term of 30 years. The expense for 2013 and 2012 amounted to S/.512,000 and S/.510,000, respectively, and it was recognized in the administrative expenses caption in the consolidated statement of profit or loss.

Future minimum rentals payable under non-cancellable operating leases as of December 31, 2013 and 2012 are as follows:

	2013	2012
	S/.(000)	S/.(000)

Within one year	559	559
After one year but not more than 3 years	5,033	1,118
After three 3 years but not more than five years	8,947	8,947
More than five years	102,893	107,367

	117,432	117,991

Capital commitments

As of 31 December 2013, the Group had the following main commitments:

•	Construction of a cement plant located in Piura in an amount of S/.280,307,000.

•	Commissioning of a diatomites brick plant in the North of Peru in an amount of S/.1,785,000.

•	Development activities of phosphoric rock in an amount of S/.1,524,000.

•	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of December 31, 2013, the Group has made contributions totaling US$14,593,000.

Others commitments

•	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production, see note 1.

•	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

•

Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.

Notes to the consolidated financial statements (continued)

Put and call options (“deadlock put/call options”)

According to the shareholders’ agreement subscribed between the Company and MCA, see note 1, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos’ shares to the Company. At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos’ shares. MCA has no restrictions to sell its non-controlling interest during any time to third parties. The only other condition for the put and call is that each party must have own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible. The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the Company, the put option does not represent a financial liability at the date of the consolidated statement of financial position.

Mining royalty -

Third parties

Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface land where the Bongara mining unit is located. This royalty is equivalent to 4% of net revenue obtained as a result of commercial development carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense as of December 31, 2013, 2012 and 2011 amounted to S/.841,000, S/.773,000 and S/.824,000, respectively. In December 2013, the Company returned this concession to its owners.

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundacion Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/.672,000, S/.612,000 and S/.392,000 for the year ended December 31, 2013, 2012 and 2011.

In December 2013, the Company signed an agreement with a third party, related to the use of the Bayovar concession, to carry out other non-metallic mining activities. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments to the rest of the contract.

Peruvian government

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective on October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Management and the Company’s legal counsel asserted that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose a mining royalties tax on non-mining activities, which is not in accordance with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually

Notes to the consolidated financial statements (continued)

or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy seeking to repeal the regulation of the mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.

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

In addition, the Company filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable.

On December 26, 2012 and January 24, 2013, SUNAT issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which were based on the calculation of profit obtained from industrial activity, to the year 2008 and 2009 amounting to S/.7,627,000 and S/.7,645,000, respectively, before the amendment was adopted.

On November 20, 2013, the Peruvian Constitutional Court, in a final and unappealable ruling affirmed that the new regulation of the Royalty Mining Law violates the constitutional right of property, as well as, the principles of legal reservation and proportionality and, consequently, the new regulation was rendered inapplicable to the Company. Accordingly, the Group will continue using as a basis for the calculation of the mining royalty the value of the concentrate or mining component and not the value of the product obtained by the industrial and manufacturing process.

Mining royalty expense paid to the Peruvian Government for 2013, 2012 and 2011 amounted to S/.461,000, S/.366,000 and S/.291,000, respectively, and recorded in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2013	2009-2013
Cementos Selva S.A.	2009/2011-2013	2009/2011-2013
Distribuidora Norte Pacasmayo S.R.L.	2010-2013	2009-2013
Empresa de Transmisión Guadalupe S.A.C.	2009-2013	2009-2013
Fosfatos del Pacífico S.A.	2009-2013	2009-2013
Salmueras Sudamericanas S.A.	2011-2013	2011-2013
Calizas del Norte S.A.C.	2013	2013
Corianta S.A. (*)	2009-2011	(**)
Tinku Generacion S.A.C. (*)	2009-2011	Dec. 2009-2011

(*)	These subsidiaries were merged with the Company in December 2011.
(**)	The years open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2013 and 2012.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented preliminary environmental studies (PES), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2013	2012	2011
					S/.(000)	S/.(000)	S/.(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	230	312	395
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	339	280	228
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	72	171	24
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	—	32	—
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	—	31	90

					641	826	737

The Group incurs environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.641,000, S/.826,000 and S/.737,000 during 2013, 2012 and 2011, respectively, are expensed in the year the expenditure is incurred and are presented in the administrative expenses caption, see note 19. As of December 31, 2013 and 2012, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2013 and 2012, the Group maintains a provision for closure of mining unit (Bongara), which is currently without operations, amounting to S/.3,645,000 and S/.4,909,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.2,881,000. Of this amount, S/.583,000 corresponds to labor claims from former employees and S/.2,298,000 related to the tax assessments received from the Tax Administration corresponding to 2009 income tax, which was reviewed by the Tax Authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2013 and 2012.

28.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, bank overdraft, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s main financial assets include cash and term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments.

Notes to the consolidated financial statements (continued)

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s management oversees the management of these risks. The Group’s management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market risk. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, bank overdraft, deposits, and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the consolidated position as of December 31, 2013 and 2012. The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant at the date of the consolidated statement of financial position.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2013 and 2012, all of the Group’s borrowings are at a fixed rate of interest; consequently, we will not and disclose interest rate sensitivity because the Group had no floating rates indebtedness.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating and financing activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group does not hedge its exposure to the currency risk.

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2013	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	(21,972)
	+10	(43,944)
	-5	21,972
	-10	43,944

2012	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	786
	+10	1,572
	-5	(786)
	-10	(1,572)

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 12-month forecast about the required coal supply, the Group signs fixed - price agreements every 12 months.

Commodity price sensitivity

The following table shows the effect of price changes in coal in 1-year period:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)

2013
	+10	(4,795)
	-10	4,795

2012
	+10	(2,064)
	-10	2,064

Equity price risk -

The Group’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

Notes to the consolidated financial statements (continued)

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.36,058,000, see Note 9(a). A decrease of 10% on the Lima stock exchange (BVL) market index could have an impact of approximately S/.3,606,000 on the income or equity attributable to the Group, depending on whether or not the decline is temporary or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2013 and 2012, the Group had 4 and 8 customers, respectively, that owed the Group more than S/.15,000,000 and accounted for approximately 33% and 36%, for all receivables owing. There were 18 and 21 customers during the year 2013 and 2012, respectively, with balances greater than S/.700,000 each and accounting for just over 63% and 56% the total amounts receivable.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7. The Group does not hold collateral as security.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure as of December 31, 2013 and 2012. The Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in Note 6.

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

Notes to the consolidated financial statements (continued)

Excessive risk concentration -

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2013
Interest-bearing loans	—	—	—	—	824,022	824,022
Interests	—	18,873	18,873	150,984	169,857	358,587
Trade and other payables	279	112,560	3,754	—	—	116,593

As of December 31, 2012
Interest-bearing loans and bank overdraft	13,255	—	9,629	192,571	—	215,455
Interests	—	3,256	9,767	32,670	—	45,693
Trade and other payables	232	108,403	8,738	—	—	117,373

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of any interest-bearing loans and borrowing in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

Notes to the consolidated financial statements (continued)

29.	Financial assets and financial liabilities

(a)	Financial asset and liabilities –

Financial assets -

	2013	2012
	S/.(000)	S/.(000)

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	967	831
Unquoted equity shares	35,091	34,056

Total available-for-sale investments, note 9(b)	36,058	34,887

Total financial instruments at fair value	36,058	34,887

Total current	—	—

Total non-current	36,058	35,857

	36,058	34,887

Except available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are held to maturity, and generate fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group include trade and other payables, bank overdraft and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

Notes to the consolidated financial statements (continued)

(b)	Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Available-for-sale financial investments	36,058	34,887	36,058	34,887

Total financial assets-non-current	36,058	34,887	36,058	34,887

Financial liabilities
Financial obligations:
Senior Bonds / Loans at fixed rates	824,022	202,200	738,527	169,079

Total financial liabilities	824,022	202,200	738,527	169,079

The Management assessed that cash and term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate fair values:

•

Fair values of interest-bearing loans and borrowings are estimated by discounting future cash flows using discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period. The non-performance risk as of December 31, 2013 and 2012, was assessed to be insignificant.

•	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

•

Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly, see note 9(b).

Notes to the consolidated financial statements (continued)

(c)	Fair value measurement -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2013 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets measured at fair value:
Available-for-sale financial investments (Note 9):
Quoted equity shares	967	967	—	—
Unquoted equity shares	35,091	—	35,091	—

Total financial assets	36,058	967	35,091	—

Liabilities for which fair values are disclosed:
Senior Notes	738,527	—	738,527	—

Total financial liabilities	855,120	—	855,120	—

There have been no transfers between Levels during the period ending December 31, 2013.

Notes to the consolidated financial statements (continued)

Fair value hierarchy for financial instruments measured at fair value as of December 31, 2012

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2012 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets measured at fair value:
Available-for-sale financial investments (Note 9):
Quoted equity shares	831	831	—	—
Unquoted equity shares	34,056	—	34,056	—

Total financial assets	34,887	831	34,056	—

Liabilities for which fair values are disclosed:
Loans at fixed rates	169,079	—	169,079	—

Total financial liabilities	169,079	—	169,079	—

There have been no transfers between Levels during the period ending December 31, 2012.

Notes to the consolidated financial statements (continued)

30.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

•	Production and marketing of cement, concrete and blocks in the northern region of Peru.

•	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

•	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors profit before income tax of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross profit margin	Provision for impairment of zinc mining assets	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2013
Cement, concrete and blocks	1,102,079	2	1,102,081	514,785	—	12,257	(184,365)	(27,591)	(35,714)	25,341	(46,588)	258,125	(90,627)	167,498
Construction supplies	103,293	48	103,341	3,363	—	445	(2,054)	(1,893)	(2)	52	4	(85)	30	(55)
Quicklime	31,851	—	31,851	5,035	—	289	(5,997)	(253)	(1,387)	990	(1,857)	(3,180)	1,116	(2,064)
Other	2,465	2,896	5,361	266	—	(4,710)	(16,499)	(80)	—	830	11	(20,182)	7,086	(13,096)
Adjustments and eliminations	—	(2,946)	(2,946)	—	—	—	—	—	—	—	—	—	—	—

Consolidated	1,239,688	—	1,239,688	523,449	—	8,281	(208,915)	(29,817)	(37,103)	27,213	(48,430)	234,678	(82,395)	152,283

2012
Cement, concrete and blocks	972,241	1,415	973,656	440,502	—	3,326	(169,157)	(27,123)	(22,250)	20,529	(431)	245,396	(78,905)	166,491
Construction supplies	143,165	980	144,145	4,898	—	354	(2,669)	(2,406)	—	56	(21)	212	(68)	144
Quicklime	52,738	—	52,738	12,898	—	43	(10,051)	(820)	(1,520)	1,441	(23)	1,968	(632)	1,336
Other	1,664	2,567	4,231	(1,548)	—	3,983	(21,190)	(516)	(1)	1,300	(261)	(18,233)	5,862	(12,371)
Adjustments and eliminations	—	(4,962)	(4,962)	—	—	—	—	—	—	—	—	—	—	—

Consolidated	1,169,808	—	1,169,808	456,750	—	7,706	(203,067)	(30,865)	(23,771)	23,326	(736)	229,343	(73,743)	155,600

2011
Cement, concrete and blocks	802,959	2,497	805,456	408,760	—	8,530	(168,220)	(19,682)	(19,389)	4,770	1,212	215,981	(79,820)	136,161
Construction supplies	143,334	5,822	149,156	4,471	—	664	(4,814)	(2,479)	(186)	92	61	(2,191)	810	(1,381)
Quicklime	45,859	—	45,859	12,106	—	401	(10,310)	(730)	(1,132)	74	83	492	(182)	310
Other	2,818	2,519	5,337	118	(95,994)	(257)	(12,852)	(816)	(953)	200	120	(110,434)	40,813	(69,621)
Adjustments and eliminations	—	(10,838)	(10,838)	—	—	—	—	—	2,441	(2,441)	—	—	—	—

Consolidated	994,970	—	994,970	425,455	(95,994)	9,338	(196,196)	(23,707)	(19,219)	2,695	1,476	103,848	(38,379)	65,469

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2013
Cement, concrete and blocks	2,596,649	—	2,596,649	1,051,566	155,657	(50,409)	(260)
Construction supplies	21,773	—	21,773	45,839	47	(59)	—
Quicklime	134,924	—	134,924	—	2,904	(4,333)	—
Other	325,133	36,058	361,191	7,662	51,986	(1,070)	2,452

Consolidated	3,078,479	36,058	3,114,537	1,105,067	210,594	(55,871)	2,192

2012
Cement, concrete and blocks	1,929,599	—	1,929,599	445,985	215,647	(45,738)	(830)
Construction supplies	23,122	—	23,122	33,728	15	(71)	—
Quicklime	133,748	—	133,748	—	—	(1,607)	—
Other	261,968	34,887	296,855	9,496	54,570	(538)	(2,448)

Consolidated	2,348,437	34,887	2,383,324	489,209	270,232	(47,954)	(3,278)

2011
Cement, concrete and blocks	1,623,726	—	1,623,726	854,065	191,356	(42,316)	—
Construction supplies	12,741	—	12,741	14,279	22	(854)	—
Quicklime	139,855	—	139,855	5,896	6,377	(2,447)	—
Other	149,429	22,074	171,503	—	43,460	(1,325)	—

Consolidated	1,925,751	22,074	1,947,825	874,240	241,215	(46,942)	—

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.22,450,000, S/.21,105,000 and S/.16,378,000 in 2013, 2012 and 2011, respectively.

Capital expenditure consists of S/.210,594,000, S/.270,232,000 and S/.241,215,000 in December 2013, 2012 and 2011, respectively, corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2013, 2012 and 2011, there were no purchases of assets through capital leases.

Inter-segment revenues of S/.2,946,000, S/.4,962,000 and S/.10,838,000 during the years ended as of December 31, 2013, 2012 and 2011, respectively were eliminated on consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2013 and 2012, corresponds to the available-for-sale investments caption for approximately S/.36,058,000 and S/.34,887,000, respectively, which is not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2013 and December 31, 2012, all non-current assets are located in Peru. During 2012, the subsidiary Zemex LLC. had a land amounted to S/.2,312,000 that was located in United States of America (its only non-current asset). This land was sold in December 2012 for S/.6,202,000, resulting in a net gain of S/.3,992,000 which was recorded in the consolidated statement of income of the year 2012. During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. See note 22 for further details.