Form 20-F
period 2014-12-31
CEMENTOS PACASMAYO SAA
filed 2015-04-30
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

At December 31, 2014	531,461,479 common shares 50,503,124 investment shares

Note: At April 30, 2015, 531,461,479 common shares and 50,503,124 investment shares were outstanding.

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

In this annual report, we present EBITDA and Adjusted EBITDA, which are financial measures that are not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA and Adjusted EBITDA because we believe these measures provide the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Neither EBITDA nor Adjusted EBITDA should be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

We have translated some of the nuevos soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.986 to US$1.00, which was the accounting exchange rate (tipo de cambio contable) reported on December 31, 2014, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

•	the Central Bank of Peru (Banco Central de Reserva del Perú);

•	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

•	the Association of Cement Producers in Peru (Asociación de Productores de Cemento, or “ASOCEM”);

•	the Ministry of Housing, Construction and Sanitation;

•	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

•	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción);

•	the Global Competitiveness Index prepared by the World Economic Forum; and

•	the U.S. Geological Survey, a U.S. government science organization.

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

The following selected financial data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2014		2014	2013	2012	2011	2010
Income Statement Data:	(in millions of US$, except share and per share data)(1)		(in millions of S/., except share and per share data)(1)
Sales of goods	US$	416.1	S/.1,242.6	S/.1,239.7	S/.1,169.8	S/.995.0	S/.898.0
Cost of sales		(242.5)	(724.1)	(716.2)	(713.0)	(569.5)	(479.1)

Gross profit		173.6	518.4	523.4	456.8	425.5	419.1
Operating income (expenses):
Administrative expenses		(65.3)	(194.9)	(208.9)	(203.1)	(196.2)	(158.7)
Selling and distribution expenses		(10.2)	(30.5)	(29.8)	(30.9)	(23.7)	(16.5)
Net gain on sale of land and mining concession(2)		—	—	—	—	—	75.9
Net gain on sale of available-for-sale financial investment		3.5	10.5	—	—	—	—
Other operating income, net		(1.0)	(3.0)	8.3	7.7	9.3	16.6
Impairment of zinc mining assets(3)		—	—	—	—	(96.0)	—

Total operating expenses, net		(73.0)	(217.9)	(230.5)	(226.3)	(306.6)	(82.7)

Operating profit		100.6	300.5	293.0	230.5	118.9	336.4
Other income (expenses):
Finance income		3.9	11.7	27.2	23.3	2.7	3.3
Finance costs		(10.4)	(31.2)	(37.1)	(23.8)	(19.2)	(15.0)
(Loss) Gain from exchange difference, net		(5.0)	(14.8)	(48.4)	(0.7)	1.5	2.6

Total other expenses, net		(11.5)	(34.3)	(58.3)	(1.2)	(15.0)	(9.2)

Profit before income tax		89.1	266.3	234.7	229.3	103.9	327.2

	Year ended December 31,
	2014		2014		2013		2012		2011		2010
Income Statement Data:	(in millions of US$, except share and per share data)(1)		(in millions of S/., except share and per share data)(1)
Income tax expense		(26.0)		(77.5)		(82.4)		(73.7)		(38.4)		(104.1)

Profit for the year	US$	63.2	S/.	188.8	S/.	152.3	S/.	155.6	S/.	65.5	S/.	223.1

Share and Per Share Data:
Attributable to:
Equity holders of the parent		64.6		192.8		155.6		159.0		67.7		223.2
Non-controlling interests		(1.3)		(4.0)		(3.4)		(3.4)		(2.2)		(0.1)

	US$	63.2	S/.	188.8	S/.	152.3	S/.	155.6	S/.	65.5	S/.	223.1

Profit per share	US$	0.11	S/.	0.33	S/.	0.27	S/.	0.28	S/.	0.14	S/.	0.48
Number of shares outstanding(4)		581,964,603		581,964,603		581,964,603		581,964,603		468,352,820		468,352,820
Dividends per share	US$	0.067	S/.	0.20	S/.	0.10	S/.	0.089	S/.	0.194	S/.	0.155

	As of December 31,
	2014		2014		2013		2012		2011		2010
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/.)
Current assets
Cash and term deposits	US$	194.4	S/.	580.5	S/.	977.0	S/.	473.8	S/.	363.3	S/.	154.5
Trade and other receivables		37.1		110.8		68.5		69.4		78.4		36.4
Income tax prepayments		5.0		15.0		27.7		21.5		0.7		0.5
Inventories		108.5		324.1		334.5		278.1		206.1		160.3
Prepayments		1.5		4.4		11.7		10.6		11.6		11.0

Total current assets		346.6		1,034.8		1,419.4		853.4		660.1		362.7

Non-current assets
Other receivables		18.1		53.9		46.3		36.1		29.1		50.9
Prepayments		0.8		2.3		—		—		—		—
Available-for-sale financial investments		0.2		0.7		36.1		34.9		22.1		30.8
Other financial instruments		4.1		12.3		—		—		—		—
Property, plant and equipment		690.2		2,061.0		1,537.1		1,394.8		1,197.4		1,102.0
Exploration and evaluation assets		19.3		57.7		59.3		49.5		29.9		29.3
Deferred income tax assets		5.8		17.2		15.2		13.4		7.8		7.6
Other assets		0.3		1.0		1.2		1.2		1.4		3.7

Total non-current assets		738.8		2,206.1		1,695.2		1,529.9		1,287.7		1,224.3

Total assets		1,085.4		3,240.9		3,114.5		2,383.3		1,947.8		1,587.0

Current liabilities
Trade and other payables		46.1		137.6		126.9		132.8		128.5		95.6
Interest-bearing loans and borrowings		—		—		—		22.9		139.0		121.6
Income tax payable		2.9		8.7		2.8		0.1		12.9		16.6
Provisions		18.0		53.8		28.0		24.0		28.7		26.0

Total current liabilities		67.0		200.1		157.7		179.8		309.1		259.8

Non-current liabilities
Interest-bearing loans and borrowings		295.9		883.6		824.0		192.5		451.5		185.7
Other non-current provisions		0.2		0.7		20.5		16.6		10.9		4.8
Deferred income tax liabilities		28.8		85.9		102.9		100.3		102.7		143.4

	As of December 31,
	2014		2014		2013		2012		2011		2010
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/.)
Total non-current liabilities		324.9		970.1		947.4		309.4		565.1		333.9

Total liabilities		391.9		1,170.2		1,105.1		489.2		874.2		593.7

Equity:
Capital stock		178.0		531.4		531.4		531.4		418.8		418.8
Investment shares		16.9		50.5		50.5		50.5		49.6		49.6
Additional paid-in capital		185.5		553.8		556.3		558.5		—		—
Legal reserve		51.9		154.9		119.8		105.2		90.5		74.1
Other reserves		1.7		5.1		19.0		16.7		8.0		14.4
Retained earnings		233.3		696.7		653.7		570.9		473.7		435.7
Non-controlling interests		26.1		78.1		78.6		60.9		33.0		0.7

Total equity		693.5		2,070.7		2,009.5		1,894.1		1,073.6		993.3

Total liabilities and equity	US$	1,085.4	S/.	3,240.9	S/.	3,114.5	S/.	2,383.3	S/.	1,947.8	S/.	1,587.0

	As of and for the year ended December 31,
	2014	2014		2013		2012		2011		2010
Other Financial Information:	(in millions of US$)(1)	(in millions of S/., except percentage and operating data)
Net working capital(5)	279.5	S/.	834.7	S/.	1,261.7	S/.	673.6	S/.	351.0	S/.	102.9
Capital expenditures(6)	196.5		586.6		200.6		248.2		240.6		98.0
Depreciation and amortization	21.7		64.8		55.9		48.0		47.5		36.3
Net cash flows from operating activities	80.5		240.4		191.8		99.7		132.3		179.6
Net cash flows from (used in) investing activities	(185.4)		(553.5)		194.5		(667.4)		(239.2)		(19.3)
Net cash flows from (used in) financing activities	(38.4)		(114.8)		507.4		273.7		316.0		(115.4)
Adjusted EBITDA(7)	122.4		365.3		348.9		278.5		267.2		296.7
Adjusted EBITDA margin(8)	29.40%		29.40%		28.1%		23.8%		26.9%		33.0%

Operating Data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo			2,900		2,900		2,900		2,900		2,900
Rioja			440		440		200		200		200

Total			3,340		3,340		3,100		3,100		3,100
Clinker:
Pacasmayo			1,500		1,500		1,500		1,300		1,300
Rioja			280		280		200		200		200

Total			1,780		1,780		1,700		1,500		1,500
Quicklime
Pacasmayo			240		240		240		240		240
Production (thousand metric tons):
Cement:
Pacasmayo			2,054		2,101		2,053		1,751		1,615
Rioja			296		240		200		195		196

Total			2,350		2,341		2,253		1,946		1,811
Clinker:
Pacasmayo			1,014		1,189		1,209		1,160		1,118
Rioja			228		196		159		155		160

Total			1,242		1,385		1,368		1,315		1,278
Quicklime
Pacasmayo			101		67		101		90		127

(1)	Calculated based on an exchange rate of S/.2.986 to US$1.00 as of December 31, 2014.
(2)	Relates to our sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer.
(3)	Due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc prices, we recorded an impairment with respect to our zinc mining assets in 2011.
(4)	Data for 2010 and 2011 does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries and sold in 2012.
(5)	Represents current assets minus current liabilities.
(6)	Represents expenditures for the purchase of property, plant and equipment.
(7)	Adjusted EBITDA for 2010 excludes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions referred to in note 2 above. Adjusted EBITDA for 2011 excludes a S/.96.0 million non-cash impairment with respect to our zinc mining assets referred to in note 3 above, and also excludes mandatory workers’ profit sharing expenses of S/.4.8 million related to the sale of a minority equity interest in our subsidiary Fosfatos del Pacífico S.A. (“Fosfatos”) to an affiliate of Mitsubishi Corporation & Co. Ltd. (“Mitsubishi”). For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit, see “Non-IFRS Financial Measure and Reconciliation” below.
(8)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by sales.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, and depreciation and amortization, and minus finance income and plus or minus gain from exchange difference, net. Adjusted EBITDA for 2010 excludes a gain from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. Adjusted EBITDA for 2011 excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc prices, as well as mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, because, in accordance with IFRS, the gain from our sale of an interest in Fosfatos has been recorded as equity on our balance sheet as of December 31, 2011. We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes.

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

The following table sets forth the reconciliation of our profit to EBITDA and Adjusted EBITDA:

	Year ended December 31,
	2014		2014		2013		2012		2011		2010
	(in millions of US$)(1)		(in millions of S/.)
Profit	US$	63.2	S/.	188.8	S/.	152.3	S/.	155.6	S/.	65.5	S/.	223.1
Finance income		(3.9)		(11.7)		(27.2)		(23.3)		(2.7)		(3.3)
Finance costs		10.4		31.2		37.1		23.8		19.2		15.0
(Gain) loss from exchange difference, net		5.0		14.8		48.4		0.7		(1.5)		(2.6)
Income tax expense		26.0		77.5		82.4		73.7		38.4		104.1
Depreciation and amortization		21.7		64.8		55.9		48.0		47.5		36.3

EBITDA		122.4		365.3		348.9		278.5		166.5		372.6
Net gain on sale of land and mining concessions		—		—		—		—		—		(75.9)
Impairment of zinc mining assets		—		—		—		—		96.0		—
Workers’ profit sharing expenses related to the sale of an interest in Fosfatos		—		—		—		—		4.8		—

Adjusted EBITDA	US$	122.4	S/.	365.3	S/.	348.9	S/.	278.5	S/.	267.2	S/.	296.7

(1)	Calculated based on an exchange rate of S/.2.986 to US$1.00 as of December 31, 2014.

Exchange Rates

The Peruvian nuevo sol is freely traded in the currency exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure you that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth, for the periods indicated, certain information regarding the exchange rates for nuevos soles per U.S. dollar, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles.

	High	Low	Average(1)	Period end
2010	2.883	2.787	2.826	2.809
2011	2.833	2.694	2.755	2.696
2012	2.709	2.550	2.639	2.550
2013	2.820	2.540	2.702	2.795
2014	2.988	2.761	2.839	2.986
October 2014	2.921	2.891	2.906	2.921
November 2014	2.934	2.911	2.925	2.919
December 2014	2.988	2.927	2.962	2.986
January 2015	3.057	2.982	3.006	3.057
February 2015	3.095	3.058	3.079	3.093
March 2015	3.101	3.065	3.092	3.096
April 2015 (through April 27)	3.134	3.091	3.120	3.134

Source: SBS

(1)	Averages are based on daily exchange rates.

On April 27 2015, the exchange rate was S/.3.134 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Peru’s current president, Ollanta Humala of the Gana Perú political coalition, has been in office since July 28, 2011. The election of President Humala initially generated a climate of political and economic uncertainty. However, President Humala’s administration ratified Julio Velarde to continue in his role as president of the Central Reserve Bank of Peru and appointed Luis Castilla, the Vice-Minister of Treasury under the previous administration, as Minister of Economy and Finance (who has recently been replaced by Alonso Segura, who was previously Chief of Staff at the same Ministry). In his four years in office, President Humala has substantially maintained the moderate economic policies of former president Alan García, whose administration was characterized by business-friendly and open-market economic policies that sustained and fostered economic growth, while maintaining the inflation rate at historically low levels. However, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

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

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, a depreciation of the nuevo sol could increase, in terms of nuevos soles, certain of our production costs. Substantially all of our revenues are denominated in nuevos soles. However, certain of our expenses, such as the purchase of some coal and electricity, and currently the imported clinker, are denominated in U.S. dollars. In 2014, approximately 43% of our cost of sales was denominated in U.S. dollars. In addition, we have issued U.S. dollar denominated debt in the amount of US$300.0 million of our 4.50% Senior Notes due 2023, on which we must make interest payments in U.S. dollars. As of December 31, 2014, we had hedged US$120.0 million of the principal amount outstanding of these Senior Notes. In January 2015, an additional US$30.0 million were hedged. As of December 31, 2014, the nuevo sol had depreciated 6.8% with respect to the U.S. dollar as compared to December 31, 2013. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies (including the U.S. dollar) will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

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

Peru, like some other countries in Latin America, experienced periods of hyperinflation in the 1980s and high rates of inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2010 and 2014 of 3.1% as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. During 2014, the rate of inflation was 3.2%. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

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

In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. During the global economic and financial crisis that commenced in 2008, global conditions led to a slowdown in economic growth in Peru, slowing gross domestic product (“GDP”) growth in 2009 to 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves. During 2014, the Peruvian economy continued to suffer the effects of global economic changes. Emerging markets have suffered from the fall in terms of trade and currency depreciation. This caused a general slowdown in Peru, decreasing levels of private investment, exports and internal demand. Adverse developments in regional or global markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three principal groups which together supply most of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2014, auto-construcción accounted for approximately 55% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2014, approximately 22% of our cement sales were derived from private construction (other than auto-construcción) and 23% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

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

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2014, the cost of energy represented approximately 27.6% of our cement production costs, compared to 32.0% in 2013. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia and Venezuela, in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo facility through December 2020. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2017. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2014, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 9.9% compared to 8.6% in 2013. In 2012, due to an increase in demand for cement and the corrective maintenance of our principal kiln, we began using imported clinker, which represented approximately 22.0% of our cement production cost in 2014. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our flagship production facility in Pacasmayo is essential to our business. In 2014, approximately 87% of our total cement and all of our quicklime was produced at this facility. The Pacasmayo plant is subject to normal hazards of operating any cement production facility, including accidents and natural disasters. Any interruption in our operation of the Pacasmayo facility or a decrease in the effective capacity of this facility would adversely affect our results of operations, and any prolonged disruption in the operation of this facility would have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2014, approximately 18% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

We may face several risks related to the on-going development of our cement production facility in Piura. The realization of any of the following risks may impair our ability to execute this project in the timeframe we estimate:

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

The actual amount of capital required to develop our new plant in Piura may vary from our current estimates.

Although we have an established budget for the development of our new Piura plant, this still remains only an estimate. If any of our assumptions change, the actual timing and amount of capital required may vary from what we anticipate. Additional funds may be required in the event of departures from current estimates, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses. We cannot assure you that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

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

As of March 31, 2015, our controlling shareholder beneficially owned 52.63% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•	the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•	whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

•	whether we offer preemptive and accretion rights to holders of our common shares in the event of a capital increase;

•	sales and dispositions of our assets; and

•	the amount of debt financing we incur.

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

Holders of ADSs may be unable to exercise pre-emptive or accretion rights with respect to the common shares underlying their ADSs.

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40% of our outstanding common shares, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to common shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders of ADSs may receive only the net proceeds from the sale of their preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

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

The listing standards for the New York Stock Exchange also require that U.S. listed companies; at the time they cease to be “controlled companies”, have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2015, Eduardo Hochschild, directly and indirectly, owned and controlled 54.30% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), Eduardo Hochschild, directly and indirectly, owns and controls 52.6% of the outstanding common shares and 33.2% of the outstanding non-voting investment shares of Cementos Pacasmayo S.A.A.

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

•	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

•	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

•	In 1995, we began our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares with the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

•	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

•	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

•	In 2009, we created Fosfatos in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

•	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

•	In 2011, we created Salmueras jointly with our minority shareholder Quimpac, which is the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

•	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

•	In 2012, we entered into a supply agreement, amended in 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Piura, which is expected to have an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

•	In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used to fund a portion of the capital expenditures related to the construction and operation of the new Piura plant and our cement business.

•	In 2013, we entered into a contract for the construction and electromechanical assembly services for the Piura plant with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period. We also entered into a contract with Cesel Ingenieros S.A. for the Plant Construction and Engineering Supervision. For purposes of the project, this company has joined forces with the Argentine company Saxum Ingeniería S.A., which has particular experience in the construction of cement plants.

•	In 2014, we entered into cross currency swap agreements for US$120 million to manage foreign exchange risks to hedge against our US-dollar denominated debt. The principal amount of these currency swaps was increased to US$150 million in January 2015.

•	In 2014, the environmental impact studies for the Phosphate and Brine projects were approved.

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

We expect to finance our phosphate and brine projects with a combination of new borrowings and financial contributions from us and Mitsubishi and Quimpac, our minority partners. In our phosphate project, we sold a minority equity interest to an affiliate of Mitsubishi for an aggregate purchase price of approximately

US$46.1 million. In our brine project, we have entered into a strategic partnership with Quimpac, under which we have committed to invest a total of US$100 million and Quimpac is obligated to invest approximately US$14.2 million as a minority partner over the time of the agreement in order to maintain its current equity interest. There is no deadline for this committed investment, and consequently the referred investment will only take place as long as we continue developing the project. Our phosphate and brine projects are not part of our core cement business, and, accordingly, we expect to evaluate strategic options as we continue to develop our projects.

The table below sets forth our total capital expenditures incurred in 2014, 2013 and 2012.

	Year ended December 31,
(in millions of S/.)	2014	2013	2012
Construction of diatomite brick plant	15.8	11.3	10.6
Expansion of Rioja cement plant	5.4	17.6	57.2
Expansion of Pacasmayo cement plant	28.8	24.5	16.8
New cement plant in Piura	506.0	72.9	52.8
Phosphate project	12.1	41.6	23.7
Brine project	0.3	5.8	18.3
Concrete and block business	17.5	21.0	4.5
Other investing activities(1)	1.4	15.9	86.3

Total	587.3	210.6	270.2

(1)	Includes overhauls of transmission, cooler system, storage silo, heavy machinery and other.

B.	Business Overview

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

In 2014, our cement shipments were approximately 2.3 million metric tons, representing an estimated 20.4% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. From 2010 to 2014, our cement sales volume grew at a compound annual growth rate (“CAGR”) of 6.6%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately 1.5 times the growth in Peru’s annual GDP. We believe the construction sector will continue to grow with the expected continued expansion of the economy and the continued housing deficit in the country.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.3 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone needs for approximately 68 years, based on our 2014 limestone consumption levels.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. We are in the construction stage of our new cement plant in Piura, which is expected to have annual production capacity of 1.6 million metric tons of cement. In 2013, we entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project, approximately 99% of this equipment is already on sight. We have also signed a contract with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. for the construction of the plant,. This development will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 215 independent retailers and 343 hardware stores, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 546.1 million metric tons of mineralized material, according to the last technical report by Golder Associates Inc. from April 2014. We are dedicating significant efforts and resources to develop our phosphate project in an effort to capitalize on the potential of its mineral assets.

We also have concessions for fields with identified brine deposits. We are in the process of analyzing the basic engineering study.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2014	2013	2012
Economic data(1):
GDP growth in Peru	2.4%	5.0%	6.3%
Construction sector growth in Peru	1.7%	8.5%	15.1%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	3,340	3,340	3,100
Installed clinker capacity	1,780	1,780	1,700
Production (thousands metric tons):
Cement production	2,350	2,341	2,253
Clinker production	1,242	1,385	1,368
Utilization rate at Pacasmayo plant(2):
Cement	70.8%	72.4%	70.8%
Clinker	67.6%	79.3%	80.6%
Utilization rate at Rioja plant(2):
Cement	67.4%	54.6%	100.0%
Clinker	81.3%	70.1%	79.5%
Selected financial data (amounts in millions of S/.):
Net sales	1,242.6	1,239.7	1,169.8
Growth in net sales (versus prior period)	0.2%	6.0%	17.6%
Gross profit	518.4	523.4	456.8
Gross profit margin	41.7%	42.2%	39.0%
EBITDA (3)	365.3	348.9	278.5
EBITDA margin	29.4%	28.1%	23.8%
Profit	188.8	152.3	155.6
Profit margin	15.2%	12.3%	13.3%

(1)	Source: Central Bank of Peru. In 2014, the methodology for GDP calculations was changed, changing base year and the weight of certain sectors.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(3)	For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2010 to 2014, GDP grew at a CAGR of 5.1%. Despite the global economic recession, which slowed GDP growth in Peru to 0.9% during 2009, the economy rebounded in 2010 and recorded GDP growth of 8.8%. Growth during the 2010 to 2014 period was accompanied by low inflation, which averaged 3.1% per year. In addition, at December 31, 2014, the government had accumulated foreign exchange reserves of approximately US$62.3 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 22.7% in 2014. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 2.4% in 2014 and is projected to grow at a rate of 4.8% in 2015.

We sell substantially all our cement in the northern region of Peru, which in 2014 accounted for approximately 23.0% of the country’s population and 14.0% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports, and around 3% coming from a small player. From 2010 to 2014, total cement consumption in Peru grew at a CAGR of 7.8%, according to the INEI, driven by the country’s overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 6.6% over the same period. Despite this recent growth, Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide as of December 31, 2014.

In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2014 sales to the auto-construcción segment accounted for approximately 55% of our total sales of cement, private construction projects accounted for 22% and public construction projects accounted for the remaining 23%. Approximately 88% of our total cement sales in 2014 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though 2014 was a slow year for our sales of ready-mix concrete (down 19.3% from 2013), we expect that in the coming years sales of ready-mix concrete in our region will grow at a faster pace than cement as ready-mix concrete consumption is directly related to GDP per capita growth and its attendant effect on economic development and the formalization of the economy.

Our Phosphate and Brine Projects

In the process of securing quarries of raw materials for our cement operations, in 2007 we acquired a diatomite concession in a field located in Bayóvar in the northwest of Peru where our geologists have discovered significant deposits of phosphate rock. According to an independent study prepared by Golder Associates Peru S.A. in April 2014, this field contains an estimated 546.1 million metric tons of mineralized material based on wet density, with an average grade of 18.2% of P2O5 (phosphorus pentoxide). Phosphate concentrates are primarily sold as a fertilizer nutrient in agriculture, which we believe will continue to benefit from rising global food consumption driven by the growing per capita income in emerging countries.

In December 2011, we sold a 30.0% equity interest in our subsidiary Fosfatos, which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise whose shares are listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi has entered into an off-take agreement to purchase Fosfatos’s production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. We believe this is one of the most significant foreign investments by a major international company in Peru’s phosphate sector.

We believe our phosphate project provides significant opportunities to expand our sources of revenue, diversify our portfolio of products and improve our profitability, and we intend to dedicate substantial efforts to developing this project. Pacasmayo hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, a value study engineering was developed to identify opportunities to improve design, construction, and project operations. Pacasmayo hired the main engineering companies (Hatch, Ausenco and WorleyParsons) according to experience and knowledge of various areas. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, thereby making the mining process more efficient; compaction of the plant while maintaining the production capacity; and reducing the size of the port according to requirements.

Currently, the project is in the process of incorporating value engineering findings, from a conceptual level to a basic engineering level, which will allow for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations.

In March 2014, we obtained the approval of our Environmental Impact Study for the Phosphate Project. This represents a very important step for the project’s development.

We also own concession rights to fields in the coastal region in the northwest of Peru, which, according to our internal geologists, contain brine deposits. We entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we formed Salmueras, a project company in which we own a 74.9% equity interest and Quimpac owns the remaining 25.1%. Under the agreement, we contributed our brine concessions located in the fields of Ñamuc and El Tablazo and committed to invest US$100 million to the project, while Quimpac contributed its brine concessions located in the Cañacmac field and may contribute approximately US$14.2 million to the project to maintain its current equity interest. There is no deadline for this committed investment, and consequently the referred investment will only take place as long as we continue developing the project. Our combined brine concessions cover 136,245 hectares of land. Brine is used to produce chemical components, which have a wide variety of agricultural and industrial uses, such as in fertilizers, animal feed and construction.

The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study associated with this project was approved in December 2014.

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

In 2014, we generated cash flow from operating activities of S/.240.4 million (US$80.5 million) and EBITDA of S/.365.3 million (US$122.3 million), recorded profit for the year of S/.188.8 million (US$63.2 million), and our operating and EBITDA margins were 24.2% and 29.4%, respectively. EBITDA for 2014 increased by 4.7% (S/.16.4 million) compared to 2013, mainly due to operational efficiencies that allowed us to reduce expenses, even when revenues were flat compared to 2013. In addition, our net profit was S/.188.8 million (US$63.2 million), and our net profit margin was 15.2%. Net profit for 2014 increased 23.9% (S/.36.5 million) compared to 2013, mainly due to an extraordinary income and a lower impact of differences in exchange rate due to a better financial management of our obligations. As of December 31, 2014 our leverage ratio was 0.57, principally as a result of the high levels of cash on our balance sheet.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2014, the northern region accounted for approximately 23.0% of the country’s population and 14.0% of its GDP. From 2010 to 2014, GDP in the northern region grew at a CAGR of 4.4%. During the same period, our cement production and sales volume grew at a CAGR of 6.6%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries which we own directly, to the related products such as quicklime, ready – mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 215 independent retailers with 343 hardware stores, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile

We seek to minimize risk while securing an adequate return on our development projects. We are currently developing a new plant in Piura to increase our cement production capacity and projects to explore phosphate and brine. We are in the construction stage of our new cement plant in Piura, the third largest city in northern Peru, which is expected to have annual production capacity of 1.6 million metric tons of cement. In 2013, we entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project, approximately 99% of this equipment is already on sight. We have also signed a contract with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. for the construction of the plant. This development will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years.

In 2011, we sold 30% of our interest in our subsidiary Fosfatos to an affiliate of Mitsubishi and entered into an off-take agreement with the same company to sell our production of Phosphate ore. Currently, the project is in the process of incorporating value engineering findings, from a conceptual level to a basic engineering level, which will allow for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations

In 2010, we also entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we jointly formed Salmueras, a vehicle to jointly exploit a project relating to our brine concessions. In our Brine project the basic engineering study was conducted by the German company, K-Utec AG Salt Technologies and is currently being evaluated by both partners to determine how to move forward according to their investment priorities. The environmental impact study for the Salmueras project was approved in December 2014.

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

Strong relationship with local communities

Since we began operations 57 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 8,200 students in various technical fields, some of whom now work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 14 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. For the fifth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of nine listed companies. Additionally, in 2014 we were awarded with a special recognition for obtaining the highest sustained growth in Corporate Governance the past five years.

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) and the Superintendencia del Mercado de Valores and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. For the fourth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of nine listed companies. Additionally, in 2014, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for third consecutive year, in recognition of our having achieved our corporate goals in a socially responsible manner, the principle that is ingrained in our corporate culture and business strategy. Additionally, our main limestone and clay quarries have been awarded the OEFA Best Environmental Practices Record (http://www.oefa.gob.pe/en/buenas-practicas).

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

Maintain operational efficiencies to control production costs

We intend to sustain operational efficiencies in an effort to control costs and maintain our operating margins. One of our principal initiatives to maintain energy costs is to secure our own source of coal. In 2011, we exercised certain of our options to purchase coal mining concessions in the north region of Peru, and we have also replaced a high proportion of imported bituminous coal consumption, which generally is more expensive, with anthracite coal produced locally.

Deepen our commercial relationship with retailers and end-consumers

We plan to enhance our commercial relationships with retailers and end-consumers in our market, both to maintain brand loyalty and to foster demand for our cement products. We will continue to support retailers in our DINO distribution network by providing product education, training sessions, rewards programs, and assistance in financing purchases of our products. In addition, we continue with our door-to-door commercial strategy for cement sales. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers.

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

Develop our non-core mineral assets

In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 546.1 million metric tons of mineralized material. We are dedicating significant efforts and resources to develop this project in an effort to capitalize on the potential of these mineral assets. We also have concessions for fields with identified brine deposits. We believe that, if we are able to extract these minerals in a profitable manner, these projects could provide us an alternate source of revenue, diversify our portfolio of products and improve our profitability.

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

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2014, cement, concrete and blocks accounted for 87.4% of our net sales and quicklime accounted for 4.9%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2014 represented 7.7% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2014	2013	2012
Cement, concrete and blocks(1)	2,347	2,349	2,258
Quicklime	100	60	101

Total	2,447	2,409	2,359

(1)	Cement shipments during 2014 include the cement used for the construction of the new Piura plant.

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/.)	2014	2013	2012
Cement, concrete and blocks	1,085.4	1,102.1	972.2
Quicklime	61.0	31.9	52.7
Construction supplies(1)	95.4	103.3	143.2
Others	0.8	2.4	1.7

Total	1,242.6	1,239.7	1,169.8

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Cement

Cement is a powdered mixture of ground minerals that, when mixed with water, adheres to other materials and hardens to form a rock-like substance. Cement is generally mixed with other materials, such as gravel and sand, forming concrete with a high degree of compressive strength that is able to withstand substantial pressure.

Cement types are generally classified as either Portland cement or blended hydraulic cement. Portland cement is a hydraulic cement produced by pulverizing clinker, consisting essentially of crystalline hydraulic calcium silicates and calcium sulfate. Blended hydraulic cement consists of a mixture of Portland cement clinker and mineral admixtures, such as blast furnace slag, pozzolanic materials and limestone.

We produce both types of cement in a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following five types of cement products designed for specific uses:

•	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

•	Type MS/MH/R (called Fortimax3). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration, and is resistant to contact with alkaline reagents.

•	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

•	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has a high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

•	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

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

•	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 18 fixed and mobile ready-mix plants.

•	Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

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

Packaging, loading and transport. Cement is transferred through another conveyor belt from the silo to be packaged in 42.5 kilogram bags and then loaded into trucks operated by third parties to be transported for distribution. Bulk cement may be transported (unpackaged) on especially designed trucks that deliver large amounts of cement directly to the work site.

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

Acumulación Tembladera. We have a concession with an indefinite term to extract limestone and other minerals from our Acumulación Tembladera quarry, a 3,390 hectare open-pit mine located in the district of Yonan, in the department of Cajamarca. We acquired this concession in November 2002.

Calizas Tioyacu. For our Rioja production, we have a concession with an indefinite term to extract limestone and other minerals from a 400 hectare open-pit mine near our Rioja facility in the district of Elias Soplin Vargas, in the department of San Martín. We acquired this concession in February 1998.

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

We extracted from our Acumulación Tembladera quarry approximately 2.2 million metric tons in 2012, 2.7 million metric tons in 2013, and 1.5 million metric tons in 2014, which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 353,794 metric tons of limestone in 2012, 285,812 metric tons in 2013, and 573,217 in 2014 which were used for cement production at our Rioja facility.

We estimate that as of December 31, 2014, our Acumulación Tembladera quarry contains approximately 114.0 million metric tons with an average grade of 85.7% of calcium carbonate of proven and probable limestone reserves, and our Calizas Tioyacu quarry contains approximately 9.1 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate. Based on limestone consumption at 2014 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 72 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 23 years. On a combined basis, we estimate that our two quarries have a remaining life of approximately 68 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera and Calizas Tioyacu quarries, we also own concession rights to various other calcareous material quarries consisting, in the aggregate, of approximately 56,027 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the Ministry of Energy and Mines in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 107,468 metric tons of clay in 2012, 107,935 in 2013, and 46,719 in 2014.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectare open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the Ministry of Energy and Mines in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 47,819 metric tons of clay in 2012, 43,669 metric tons in 2013, and 35,103 in 2014.

We have not calculated our clay reserves, as we believe there is an abundant supply of clay in our concessions and more broadly in the northern region where we operate.

Sand

For cement production in our Pacasmayo facility, we use sand extracted from our Señor de los Milagros de Pacasmayo quarry. We extract approximately 100,000 metric tons of sand per year on average for use at our Pacasmayo facility. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the Ministry of Energy and Mines in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and although in 2012 we did not use pozzolanic materials to produce cement, in 2013 we used 79,139 metric tons of pozzolanic material from our stock. In 2014, we extracted 127,746 and used 80,073 metric tons.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the Ministry of Energy and Mines in 1998. We did not use pozzolanic materials to produce cement in 2012, 2013 and 2014.

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

Imported Clinker

In 2012, as a result of the strong demand in the cement market in the northern region of Peru, we started using 208,708 metric tons of imported clinker. In 2013, we used approximately 351,501 metric tons of imported clinker and 443,526 in 2014, and we expect to continue using this material until the new cement plant in Piura is completed, which we expect will occur during 2015.

Energy Sources

Our main energy sources are fuel in the form of coal and electricity. Our production processes consume significant amounts of energy, because our kilns must reach extreme temperatures to produce clinker and quicklime. In addition, milling operations, homogenization and transportation of materials consume significant amounts of energy.

Coal

We purchase mostly anthracite coal from local suppliers and import small amounts of bituminous coal from suppliers mainly in Colombia and Venezuela, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facility adjacent to the Salaverry port, located approximately 130 kilometers south of our Pacasmayo facility, where we have sufficient stock of coal to maintain our production levels for the next year.

In December 2009 and February 2010, we entered into option agreements to acquire coal mining concessions as a means to secure a steady and reliable source for our coal requirements and to reduce the volatility in costs related to coal. In 2011, we exercised certain options under these agreements to acquire coal mining concessions for 908.5 hectares near our Pacasmayo facility for a total purchase price of US$4.5 million. In 2013, we exercised our remaining options to purchase an additional coal mining concession for 501.2 hectares for US$1.0 million, thereby completing the acquisition of the related coal mining concessions.

Electricity

As of December 31, 2014, all of the electricity requirements for our Pacasmayo facility were supplied by Electroperú and for our Rioja facility by ELOR.

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

In addition, we have a medium-term electricity supply contract with ELOR to supply the Rioja facility for a term that ends in November 2017. ELOR supplies the Rioja facility with 3.4 megawatts of electricity at peak hours and 3.7 megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

Other Production Materials

We use other materials in the cement production process, including paper bags to package cement, which we purchase principally from local suppliers; plastic bags used to package quicklime, which we purchase from local suppliers; and water to cool the kiln exhaust gases and for our crushing operations at our Acumulación Tembladera quarry, which we obtain principally from a well located at our Pacasmayo facility and from the Jequetepeque river. Water used in our production process is maintained in a closed system at our plants and re-processed for utilization in our production process.

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

We also sell directly to small, medium and large private construction companies working on a variety of construction projects, from housing complexes to commercial developments. In the public sector, we provide cement for national, regional and local governments carrying out construction projects including housing complexes and public construction, ranging from local schools and hospitals to large infrastructure projects.

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

In 2014, approximately 88% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 12% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 343 local hardware stores, with whom we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

Even though 2014 was a slow year for our sales of ready-mix concrete (down 19.3% from 2013), we expect that in coming years sales of ready-mix concrete in our region will grow at a faster pace than cement as consumption of ready-mix concrete is directly related to GDP per capita growth and its subsequent effect on economic development and the formalization of the economy.

Additionally, we sell and distribute other construction materials manufactured by third parties that are used alongside cement, such as steel rebar, plastic pipes and electrical wires, among others.

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

Our marketing expenses in 2014 were approximately S/.9.7 million, or 0.8% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

To maintain and improve our relationship with retailers, we have developed several loyalty and incentive programs designed for our distribution network. For instance, members of our distribution network can redeem points for various prizes, ranging from computers to trucks. We have also partnered with Edyficar to provide our customers with small loans to help finance the purchase of our products.

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

Competitive Position

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formally known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2014, our cement shipments were approximately 2.3 million metric tons, representing an estimated 20.4% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru.

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

For concessions granted before 2008, the following rules apply:

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

For concessions granted in 2008 or thereafter, the following rules apply:

•	the minimum annual production target is equivalent to one tax unit (approximately US$1,272) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$127) per year per hectare, in the case of non-metallic mining concessions;

•	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

•	if the minimum production level is not achieved within that period, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

•	if the minimum production level is not achieved by the end of the fifteenth year, the mining concession expires. Exceptionally, the concession can be extended for five additional years, provided that (i) the non-compliance of the minimum production level is caused by force majeure, or (ii) a minimum annual investment of 10 times the annual penalty is devoted to exploration and the annual penalty is paid. If the minimum annual production is not achieved by the end of this additional five-year term, the mining concession will immediately expire.

Any penalty must be paid prior to June 30 of each year. Failure to pay the penalty for two consecutive years results in the termination of the mining concession.

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

Production Process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company’s gross income is primarily derived from industrial activities. Pursuant to Supreme Decree No. 009-2011-MINAM, the supervisory and monitoring functions of the Ministry of Production was transferred to the Environmental Evaluation and Supervisory Agency (Organismo de Evaluación y Fiscalización Ambiental, or OEFA) in 2013.

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

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Límites Máximos Permisibles, or “LMPs”) for cement industries (approved by Supreme Decree No. 003-2002-PRODUCE). These standards are legally enforceable and all cement industry operations are required to comply with them.

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notice; fines of up to 600 UIT (US$763,563); restrictions, suspension or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

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

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, until December 31, 2014, said payments were not subject to any social contribution, except for Income Tax; consequently, until December 2014, employers paid directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

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

(1)	Quimpac owns the remaining 25.1%.
(2)	An affiliate of Mitsubishi owns the remaining 30.0%.

The following is a brief description of the principal activities of our consolidated subsidiaries:

•	Cementos Selva S.A. is engaged in the production and marketing of cement, quicklime and other cement-related materials in the northern region of Peru, near the Peruvian jungle. It holds all of the outstanding shares of Dinoselva Iquitos S.A.C., our cement and construction materials distributor for products processed in our Rioja facility.

•	Distribuidora Norte Pacasmayo S.R.L. is primarily engaged in selling and distributing cement products produced at our Pacasmayo facility. It produces and sells cement-related materials, such as concrete blocks and ready mix concrete, and sells other construction materials manufactured by large manufacturers.

•	Calizas del Norte S.A.C. was created in 2013 and started operations in 2014. Its main operation is to exploit our limestone quarry Acumulación Tembladera.

•	Empresa de Transmisión Guadalupe S.A.C.’s sole operation is to provide electricity transmission services to the Pacasmayo facility.

•	Salmueras was created in 2011 with Quimpac as a minority equity holder, in order to develop our combined brine fields in the coastal region of Piura in the north of Peru. We own a 74.9% equity interest in Salmueras and Quimpac owns the remaining 25.1%.

•	Fosfatos was formed with the objective of exploring phosphate deposits that were discovered in our diatomite fields in our Bayóvar concession in the northwest of Peru. Our phosphate project is currently in pre-feasibility stages. In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

D.	Property, Plant and Equipment

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

The following map shows the geographical location of our production facilities, as well as the location of our main commercial offices as of December 31, 2014:

Pacasmayo Facility

As of December 31, 2014, our Pacasmayo facility had 10 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

As of December 31, 2014, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Rioja Facility

Annual installed production capacity of our Rioja facility is 440,000 metric tons of cement and 280,000 of clinker.

Our Rioja facility now operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 280,000 metric tons and three cement finishing mills with total annual installed production capacity of 440,000 metric tons. Our Rioja facility is also equipped with silos with storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have eighteen fixed and mobile ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Tarapoto, and Chachapoyas, among others. These facilities allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2014, our ready-mix operations had 114 mixer trucks and 25 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of metric tons, except percentages)	As of and for the year ended December 31,
	2014			2013			2012
	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	2,054	70.8%	2,900	2,101	72.4%	2,900	2,053	70.8%
Rioja facility	440	296	67.3%	440	240	54.5%	200	200	100.0%

Total	3,340	2,350	70.4%	3,340	2,341	70.1%	3,100	2,253	72.7%
Clinker:
Pacasmayo facility	1,500	1,014	67.6%	1,500	1,189	79.3%	1.500	1,209	80.6%
Rioja facility	280	228	81.4%	280	196	70.0%	200	159	79.5%

Total	1,780	1,242	69.8%	1,780	1,385	77.8%	1,700	1,368	80.5%
Quicklime(2):
Pacasmayo facility	240	101	42.1%	240	67	27.9%	240	101	42.1%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

In mid-2014, the development of value engineering was completed to identify opportunities for improvement in the design, construction and operation of the project. Major internationally recognized engineering companies (Hatch, Ausenco and WorleyParsons), conducted value engineering based on their experience and knowledge in different areas. Among the main achievements of such value engineering is the reduction of the foot-print of the processing plant without reducing capacity and size reduction of the port according to the capacity requirements of the project.

The project is currently in the process of incorporating the findings of the value engineering of a conceptual level to a level of Basic Engineering, allowing a more precise sizing of the project. In December 2014, WorleyParsons Company was retained following an international bidding as Project Management Consultant (PMC), with a mandate to supervise the implementation, engineering and integration of the various components of the project and update of the feasibility study based on the results obtained. This function is to be exercised from the development of the engineering, and through the procurement, construction and commencement of operations.

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

Under Peruvian law, a mining concession does not grant us the right to use the surface land, as it belongs to the local community. In 2009, we entered into a 30-year term agreement with the community of San Martín de Sechura and Activos Mineros S.A.C., under which we agreed to make a one-time payment of US$110,000 in consideration for the right to use the surface land (including the right to obtain minerals from the land) and a related easement to access required areas for development. In addition, we have agreed to pay US$1.50 per metric ton of extracted diatomite to the community of San Martín in connection with the concession. Under the agreement, we were required to meet a minimum production of 40,000 metric tons of diatomite in 2010, which we satisfied. On the third anniversary of the agreement and thereafter, we are required to produce a minimum of 80,000 metric tons of diatomite per year. If we extract phosphate deposits in the future, we are also required to pay Activos Mineros and the San Martín local community corresponding payments with respect to phosphate sales based on a pre-determined formula.

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

Between 2012 and 2013 we performed 86 drill holes, totaling 5,820.2 meters in depth. Their purpose was hydrogeological, metallurgical and geotechnical, and they were distributed throughout the phosphate deposit and its facilities (waste dump, beneficiation plant and pit envelop). Different tests were carried out by Golder Associates Peru to determine the different features present in the Phosphate deposit.

In the second semester of 2013, the Fosfato’s geology team conducted a re-logging program focused in the pit design area, where 1,109 meters of clambore sandstone drillcores were inspected, reviewed and 80 samples were collected to perform UCS (unconfined compression test) testing. The objective of this work was to improve the geological knowledge about Clambore Rock Unit and its hardness.

At the end of 2014, a new database system was implemented, to improve the management and validation of the project’s geological data. During 2014, a total of 49 exploratory holes were drilled. In the Bayóvar 9 concession, a total of 35 drill holes were completed, totaling 2,961.4 meters, drilled inside the pit envelop, focusing in the 8 first years of mine operation. The drill hole exploration grid was reduced to 200 x 200 meters. The remaining 14 holes were drilled in the Virrila Concession with exploration purposes to define potential resources.

Mineralized Material Estimates

Based on an independent report, dated April 2014, prepared by Golder Associates Peru S.A., the following table summarizes the estimated mineralized material at our Bayóvar concession:

	Million metric tons	P2O5 Average grade
Wet density	546.1	18.2%
Dry density	392.9	18.2%

Environmental Impact Study

The Environmental Impact Assessment study (EIA) for the Fospac project was undertaken jointly by Buenaventura Ingenieros S.A. (BISA) and the Fospac internal team and submitted to the Ministry of Energy and Mines (MEM) in May 2013.

In March 2014, the Environmental Impact Assessment study (EIA) Certification was obtained for all project components (plant, mine, port, seawater pipeline, industrial road, power transmission line, etc.). Approval of the EIA was received from all relevant agencies, including the Ministry of Energy and Mines, Ministry of Agriculture and Irrigation, Ministry of Environment, Ministry of Production, Ministry of Transport and Communications, the General Directorate of Captaincy and Coast Guard, National Service of Areas Protected by the State, National Service of Meteorology and Hydrology of Peru, National Water Authority, Regional Government of Piura, among others.

Also, in August 2014, the Project obtained the Certificate of Absence of Archaeological Remains (CIRA), issued by the Ministry of Culture for the areas of influence of the project.

During the fourth quarter of 2014, the Peruvian Institute of Nuclear Energy (IPEN), conducted a study of radiation monitoring in areas affected by the project. The results and conclusions are expected by the second quarter of 2015

Brine Project

Overview

We are in the process of developing our brine concessions located in the coastal region in the north of Peru, consisting of approximately 136,245 hectares of land. Brine is a highly concentrated water solution of common salt, which can be processed to obtain chemical components. In July 2011, we created Salmueras with our minority partner Quimpac to develop our combined brine concessions consisting of Ñamuc, Cañacmac and El Tablazo. We hold a 74.9% equity ownership interest in Salmueras and Quimpac owns the remaining 25.1%. We have committed total capital investments of US$100 million to this project. There is no deadline for this committed investment, and consequently the referred investment will only take place as long as we continue developing the project. The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies and is currently being evaluated by both partners in order to determine how to move forwards according to their investment priorities. The environmental impact study for the Salmueras brine project was approved in December 2014.

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

Each of these concessions gives us the right to explore and exploit minerals for an indefinite term, provided we pay the annual concession fee and meet minimum annual production requirements. Mining concession titles do not give us the right to use the surface land where the concessions are located, which belongs to the local communities. We have obtained permission to explore the fields from the respective local communities and will negotiate surface land rights with the local communities in due course. In December 2014 the Ministry of Production granted approval to the Environmental Impact Study.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 8,200 students in various technical fields, some of whom now work for us and our affiliated companies.

Center for Technological Training. We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2014, this program benefited a total of 616 students and teachers.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2014 benefited 312 stakeholders.

Universidad de Ingeniería y Tecnología – UTEC (University of Engineering and Technology) is an educational nonprofit proposal that since 2012 is aimed at the development of people in the engineering field, looking to satisfy the need for these types of professionals in the labor market by implementing a curriculum in line with the trends and demands that globalization poses to modern engineering, with an integrated approach to innovative teaching models. To enhance students’ knowledge, UTEC also has various national and international alliances with top organizations.

Acuícola Los Paiches. Through our social venture, Acuícola Los Paiches S.A.C. we studied the reproductive forms of the “paiche” (arapaima giga), a native fish species that was on the edge of extinction. After years of studies and scientific testing, we have successfully bred this species in captivity, and we have obtained thousands of fingerlings. In 2014 Acuícola Los Paiches S.A.C. received the “Award for Innovative Exports” from the Peruvian Exporters Association – ADEX for its research and for developing “paiche” farming in the Yurimaguas rainforest.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating and Financial Review and Prospects

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 57 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2014, our cement shipments were approximately 2.3 million metric tons, representing an estimated 20.4% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. That same year, we also sold approximately 0.1 million metric tons of quicklime.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.3 million metric tons. We also have installed annual production capacity to produce 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 68 years, based on our 2014 limestone consumption levels.

We are in the construction phase of our new cement plant in Piura, the third largest city in northern Peru, which is expected to have annual production capacity of 1.6 million metric tons of cement. In 2013, we entered into a supply agreement with ThyessenKrupp Polysius and Loesche for the provision of key equipment for this project, approximately 99% of these equipment is already on sight. We have also signed a contract with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. for the construction of the plant. This development will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years.

In addition, we are undertaking two non-metallic mining projects, which we believe present significant opportunities for our company. We own concessions where we have discovered deposits of phosphate rock, a principal component for agricultural fertilizers, and brine deposits that have a variety of uses in the agricultural fertilizer, animal feed and construction industries, among others. We are developing and analyzing the basic engineering studies to determine if development of these mineralized materials would be economically feasible. See “Item 4. History and Development of the Company – B. Business Overview – Our Phosphate and Brine Projects”, “– Item D. Property, Plant and Equipment – Phosphate Project” and “ – Item D. Property Plant and Equipment – Brine Project”.

Factors Affecting our Results of Operations

Revenue Drivers

In 2014, approximately 88% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 12% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 55% of our total cement sales in 2014, 54% in 2013 and 57% in 2012; private construction projects, both large and small, accounted for approximately 22% of our total cement sales in 2014, and 27% in 2013 and in 2012; and public construction projects accounted for the remaining 23% of our total cement sales in 2014, 19% in 2013 and 17% in 2012. While auto-construcción continues to represent the majority of our sales, it is expected that as the country continues to grow and formalize, private construction projects and infrastructure will become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. This was affected during 2014, mainly due to loss of consumer and investor confidence. GDP in the northern region of Peru is estimated to have grown 2.0% in 2014, 3.4% in 2013 and 7.1% in 2012. Our cement volumes, which represented substantially all cement sales in the northern region of Peru, contracted by 0.1% in 2014, grew 4.0% in 2013 and grew 15.5% in 2012 in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2014, investigations related to corruption and embezzlement by local and regional authorities led to a stall in public spending, which negatively affected cement shipments to the public sector. Regional elections took place in November 2014 and as new authorities finalize settling in during 2015 we expect public sector investment to reactivate.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia and Venezuela. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 15.0% of our costs of production in 2014, 19.5% in 2013 and 21.6% in 2012. The decrease in the proportion of coal as a percentage of our costs in 2014 is largely a result of: (i) a decrease in the price of coal in 2014 compared to 2013 and (ii) a change in the mix of coal used in our process, using more anthracite coal, which has a lower price per BTU than bituminous coal. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2020. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2017. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 12.6% of our cost of production in 2014, 12.5% in 2013 and 11.9% in 2012. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

Since 2012, because of stronger demand for cement and the corrective maintenance of our principal kiln, which reduced our ability to produce our own clinker, we started to import part of the clinker that we use. As a result, we had an increase in our operating costs in 2012, as the cost per metric ton of imported clinker is higher than clinker we produce. In 2014, we used approximately 443,526 metric tons of imported clinker, which represented approximately 22.0% of our cement production cost for 2014, compared to approximately 351,501 metric tons of imported clinker in 2013, which represented 17.3% of our cement production cost for 2013. We expect to continue to import a portion of the clinker that we use until our Piura plant is operational.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 9.9% of our cost of production in 2014, 8.6% in 2013 and 15.7% in 2012.

Our labor costs have remained stable during the past three years. Personnel expenses represented 19.7% of our total costs and expenses in 2014, 20.2% in 2013 and 18.3% for 2012.

Third-Party Construction Supplies

In addition to selling our own products, we also sell and distribute construction supplies manufactured by third parties, such as steel rebar, wires and pipes, that are typically used in construction along with our cement. Our profit margins from the sale of third party construction supplies are significantly lower than the margins on our cement products and they are affected by fluctuations in product prices. We sell these products primarily as a service to retailers in our distribution network in an effort to support the sale of our cement products.

Suspension of Zinc Calcine Operations

In 2008, we suspended our zinc mining activities due to adverse market conditions. In 2009 and 2010, however, we continued to produce and sell zinc calcine in diminishing quantities, as we used our remaining inventory of zinc oxide ore. In 2011, we did not produce zinc calcine and used our Waelz rotary kiln to produce quicklime instead. We sold small quantities of zinc calcine in 2011 from our remaining inventory of zinc calcine. As a result, our net sales and cost of sales derived from zinc calcine, which is recorded under the caption “Other”, declined. The lower production levels during those periods were not sufficient to fully absorb our fixed production costs and, consequently, our gross profit for “Other” was negative in 2009 and 2010, despite increasing zinc prices during those years.

Due to a sudden and sharp decline in the international price of zinc in 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/.96.0 million during 2011 related to our zinc mining assets, of which S/.75.4 million corresponded to our zinc mine and S/.20.6 million to the portion of the plant used for zinc calcine production.

In 2013, we returned the mining concession to Compañía Pilar de Amazonas S.A., which is the owner of the surface area of the zinc mining unit. The mine’s closing plan is currently being executed.

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

Operating Segments

We have three operating segments: (i) cement, concrete and blocks, (ii) quicklime and (iii) sales of construction supplies. In the past, we also sold zinc calcine in smaller quantities recorded under the caption “Other”. For additional information on our operating segments, see note 31 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS issued by the IASB applicable to us for periods beginning on or after January 1, 2014, see note 2.3.19 to our annual audited consolidated financial statements included in this annual report.

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

The assets’ residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively, if appropriate.

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

As of December 31, 2014 and 2013, no amortization under units-of-production method was determined since our mining concessions are not yet on production phase.

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

As of December 31, 2014 and 2013, no amortization under units-of-production method was determined since none of the mining projects were in production phase.

Stripping Costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

As of December 31, 2014 and 2013, no stripping costs were determined since none of the mining projects were in production phase.

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

In evaluating if costs meet the criteria required for such costs to be capitalized, several different sources of information are used, including the nature of the assets, extension of explored area and results of sampling, among others. The information used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed. Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation, and active and significant operations in relation to the area are continuing or planned for the future.

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

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs assets are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas where exploitable resources have been identified but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. If capital expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. Management assesses at each reporting date whether there is an indication that an exploration and evaluation costs asset may be impaired. The following facts and circumstances are considered in this assessment:

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

If any indication of impairment exists, an impairment of the exploration and evaluation assets is recorded.

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

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. During 2014 and 2013 the Group capitalized borrowing costs mainly related with the expansion of the cement plant located in Piura. This project is expected to be completed during 2015. After this period all borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement:

We use derivative financial instruments, such as cross currency swaps, to hedge our foreign currency risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in OCI and later reclassified to profit or loss when the hedges item affects profit or loss.

For the purpose of hedge accounting, the cross currency swap instrument was classified as cash flow hedge.

At inception of the hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how our management will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 days of effectiveness, are accounted for as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Cash flow hedges reserve”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI hedge reserve remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

For more information about fair value of our cross currency swaps see note 30 (c) to our annual audited consolidated financial statements,

Results of Operations

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

	Year ended December 31,
(amounts in millions of S/.)	2014	2013	Variation %
Sales of goods	1,242.6	1,239.7	0.2%
Cost of sales	(724.1)	(716.2)	1.1%

Gross profit	518.4	523.4	(1.0)%
Operating income (expense):
Administrative expenses	(194.9)	(208.9)	(6.7)%
Selling and distribution expenses	(30.5)	(29.8)	2.4%
Net gain on sale of available-for-sale financial investment	10.5	—	N/M
Other operating income, net	(3.0)	8.3	N/M

Total operating expense, net	(217.9)	(230.5)	(5.4)%

Operating profit	300.5	293.0	2.6%
Other income (expense):
Finance income	11.7	27.2	(57.0)%
Finance costs	(31.2)	(37.1)	(15.9)%
Gain from exchange difference, net	(14.8)	(48.4)	(69.4)%

Total other expenses, net	(34.3)	(58.3)	(41.2)%

Profit before income tax	266.3	234.7	13.5%
Income tax expense	(77.5)	(82.4)	(5.9)%

Profit for the year	188.8	152.3	24.0%

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	1,085.4	87.3	1,102.1	88.9
Quicklime	61.1	4.9	31.9	2.6
Construction supplies	95.4	7.7	103.3	8.3
Other	0.8	0.1	2.4	0.2

Total sales of goods	1,242.6	100.0	1,239.7	100.0

Our total sales of goods increased by 0.2%, or S/.2.9 million, to S/.1,242.6 million in 2014 from S/.1,239.7 million in 2013. This increase was primarily due to the following factors:

•	a 1.5%, or S/.16.7 million, decrease in 2014 in sales of cement, concrete and blocks as a result of a slowdown in construction levels due to reduced economic growth;

•	offset by a 91.5%, or S/.29.2 million, increase in 2014 in the sales of quicklime, due to stronger demand from the mining industry; and

•	a 7.6%, or S/.7.9 million, decrease in 2014 in the sale of construction supplies, due to increased competition in this segment.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2014 and 2013:

	Year ended December 31,
	2014	2013	Variation
	(in millions of S/.)%
Cement	929.5	919.9	1.0
Concrete	124.0	153.6	(19.3)
Blocks	31.9	28.6	11.5

Total	1,085.4	1,102.1	(1.5)

Our total sales of cement, concrete and blocks decreased by 1.5%, or S/.16.7 million, to S/.1,085.4 million in 2014 from S/.1,102.1 million in 2013. This increase was primarily due to the following factors:

•	sales of cement increased by 1.0%, or S/.9.6 million, in 2014, due to an increase in the average price of cement (1.3%), offset by slightly less volume of cement sold (0.3%);

•	sales of concrete decreased by 19.3%, or S/.29.6 million, in 2014, due to a decrease in volume (17.9%) and to a lesser extent to a decrease in the average price of concrete (1.4%); and

•	sales of blocks increased by 11.5%, or S/.3.3 million, in 2014, due to an increase in volume (5.9%) and to a decrease in the average price of blocks (5.6%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	578.9	79.9	587.3	82.0
Quicklime	52.0	7.2	26.8	3.7
Construction supplies	92.5	12.8	99.9	14.0
Other	0.8	0.1	2.2	0.3

Total	724.1	100.0	716.2	100.0

Our total cost of sales increased by 1.1%, or S/.7.9 million, to S/.724.1 million for 2014, from S/.716.2 million for 2013, primarily due to the following factors:

•	a 1.4%, or S/.8.4 million, decrease in the cost of sales of cement, concrete and blocks in 2014, due primarily to cost savings that resulted in lower unit cost of production, and to a lesser extent due to lower volume of cement sold;

•	offset by a 93.7%, or S/.25.1 million, increase in 2014 in the cost of sales of quicklime, due primarily to an increase in the sales volume of quicklime and to a higher cost because of the quality of the quicklime sold; and

•	a 7.4%, or S/.7.4 million, decrease in 2014 in the cost of sales of construction supplies, due to a decrease in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2014 and 2013:

	Year ended December 31,
	2014	2013	Variation
	(in millions of S/.)%
Cement	471.4	474.6	(0.7)
Concrete	85.1	96.2	(11.4)
Blocks	22.4	16.5	35.2

Total	578.9	587.3	1.4

Our cost of sales represented 53.3% of our sales in 2014, the same as the 53.3% in 2013. Our total cost of sales of cement, concrete and blocks decreased by 1.4%, or S/.8.4 million, in 2014, primarily due to the following factors:

•	cost of sales of cement decreased by 0.7%, or S/.3.2 million, in 2014, mainly due to a lower volume of cement sold (0.3%) and a decrease in production cost (0.4%);

•	cost of sales of concrete decreased by 11.4%, or S/.11.0 million, in 2014, due to a decrease in volume sold (17.9%) offset by an increase in production cost (6.5%); and

•	cost of sales of blocks increased by 35.2%, or S/.5.8 million in 2014, due primarily to an increase in volume sold (5.9%) and an increase in production cost (29.3% ).

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	506.5	46.7	514.8	46.7
Quicklime	9.1	14.9	5.0	15.8
Construction supplies	2.9	3.0	3.4	3.3
Other	(0.1)	(12.5)	0.2	8.3

Total gross profit	518.4	41.7%	523.4	42.2

Total gross profit decreased by 1.0%, or S/.5 million, to S/.518.4 million in 2014, from S/.523.4 million in 2013 mainly as a result of the decreased volume of cement sold despite of the operational efficiencies implemented in the production process during 2014, and to a lesser extent due to a decrease of 14.7% or S/.0.5 million in 2014 in gross profit from the constructions supplies segment due to lower sales because of higher competition. This decrease was offset by an increase of 82.0%, or S/.4.1 million, in quicklime in 2014, due to higher sales volumes. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2014 was 41.7% compared to 42.2% for 2013.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/.)%		(in millions of S/.)%		percentage points
Cement	458.1	49.3	445.3	48.4	0.9
Concrete	38.9	31.4	57.4	37.4	(6.0)
Blocks	9.5	29.8	12.1	42.3	12.5

Total gross profit	506.5	46.7	514.8	46.7	0

Gross margin profit margin for the cement, concrete and blocks segment remained stable at 46.7% in 2014 compared to 2013. This was due mainly to an increase in cement margin (0.9 percentage points) due to operational efficiencies implemented in the production processes during 2014, offset by a decrease in concrete margin (-6.0 percentage points) as a result of lower sales volume.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2014, our operating expenses decreased by S/.12.6 million to S/.217.9 million in 2014 from S/.230.5 million in 2013.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2014 and 2013:

	Year ended December 31,
(in millions of S/.)	2014	2013
Personnel expenses	100.5	106.4
Third-party services	64.4	72.6
Board of directors compensation	4.9	5.6
Depreciation and amortization	12.6	10.4
Taxes	2.9	3.4
Consumption of supplies	3.0	3.7
Donations	5.9	6.3
Others	0.7	0.5

Total	194.9	208.9

Our administrative expenses decreased by 6.7%, or S/.14.0 million, to S/.194.9 million in 2014 from S/.208.9 million in 2013. Personnel expenses decreased by S/.5.9 million and third-party services decreased by S/.8.2 million mainly due to a decrease in headcount.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 86.5% of total administrative expenses for 2014 compared to approximately 88.3% for 2013. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 5.7%, 0.7% and 7.1%, respectively, of total administrative expenses for 2014 compared to approximately 2.9%, 1.0% and 7.9%, respectively, for 2013.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2013 and 2012:

	Year ended December 31,
(in millions of S/.)	2014	2013
Personnel expenses	15.4	14.5
Advertising and promotion expenses	9.7	10.5
Other	5.4	4.8

Total	30.5	29.8

Our total selling and distribution expenses increased by 2.3%, or S/.0.7 million, to S/.30.5 million in 2014 from S/.29.8 million in 2013.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 92.2 % of total selling and distribution expenses for 2014, compared to 92.6% for 2013. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 1.8%, 5.7% and 0.3%, respectively, of total selling and distribution expenses for 2014, compared to 0.8%, 6.3% and 0.3%, respectively, for 2013.

Other Operating Income, Net

Our other operating income, net decreased S/.11.2 million, to a loss of S/.3.0 million in 2014 from a gain of S/.8.3 million in 2013. This decrease was due mainly to disposal of property, plant and equipment and less cost recovery from previous periods.

Net gain on sale of available-for-sale financial investment

On October 10, 2014, we sold available-for-sale financial investment in SIA for approximately US$6,514,000 (equivalent to S/.18,936,000). As a result of this disposition, in October 2014, we transferred a gain of S/.10,537,000 from Other comprehensive income to the consolidated statement of profit or loss. Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.4% in its capital stock as of December 31, 2013.

Operating Profit

As a result of the foregoing, our operating profit increased by 2.6%, or S/.7.5 million, to S/.300.5 million in 2014 from S/.293.0 million in 2013. Our operating profit margin (i.e., operating profit as a percentage of sales) for 2014 was 24.2% compared to 23.6% for 2013.

Other Expenses, Net

Our other expenses, net decreased by S/.24.0 million, to S/.34.3 million in 2014 from S/.58.3 million in 2013, mainly due to reduced exposure to exchange rate fluctuations which represented a loss of S/.48.4 million in 2013, and only S/.14.8 million in 2014, and to a decrease in finance costs which represented S/.31.2 million in 2014, versus S/.37.1 million in 2013. The decrease in exposure was mainly due to the fact that we entered into a cross currency swap agreement for US$120 million of the principal amount of our US-dollar denominated debt to manage the foreign exchange risks associated with this debt. The decrease in finance costs was mainly due to higher interest capitalization because of the increase in expenditures for the construction of the Piura plant.

Income Tax Expense

Our income tax expense decreased by 5.9%, or S/.4.9 million, to S/77.5 million for 2014 from S/.82.4 million for 2013. In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% from 2019 onwards. This reduction in future tax rates had a net impact of S/.10,497,000 during 2014 as a reduction of our deferred income tax liability, such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss in 2014. Our effective tax rate for 2014 was 29.1%, 35.1% for 2013 and 32.2% for 2012.

Profit

As a result of the foregoing, our profit for 2014 increased by 24.0%, or S/.36.5 million, from S/.152.3 million for 2013 to S/.188.8 million for 2014, mainly due to lower administrative expenses, lower difference in exchange rate, and an extraordinary income derived from the sale of available-for-sale financial investment, which represented a net gain of S/.10.5 million.

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

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2013 and 2012:

	Year ended December 31,
	2013		2012
	(in millions of S/.)%		(in millions of S/.)%
Cement, concrete and blocks	1,102.1	88.9	972.2	83.1
Quicklime	31.9	2.6	52.7	4.5
Construction supplies	103.3	8.3	143.2	12.2
Other	2.4	0.2	1.7	0.2

Total sales of goods	1,239.7	100.0	1,169.8	100.0

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

Our total cost of sales increased by 0.4%, or S/.3.2 million, to S/.716.2 million for 2013, from S/.713.0 million for 2012, primarily due to the following factors:

•	a 10.5%, or S/.55.6 million, increase in the cost of sales of cement, concrete and blocks in 2013, due primarily to the greater volume of cement sold, and an increase in the cost of clinker due greater use of imported clinker (with higher unit cost);

•	offset by a 32.7%, or S/.13.0 million, decrease in 2013 in the cost of sales of quicklime, due to a decrease in the volume sale of quicklime; and

•	further offset by a 27.8%, or S/.38.4 million, decrease in 2013 in the cost of sales of construction supplies, due to a decrease in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2013 and 2012:

	Year ended December 31,
	2013	2012	Variation
	(in millions of S/.)%
Cement	474.6	442.1	7.4
Concrete	96.2	75.2	27.9
Blocks	16.5	14.4	14.6

Total	587.3	531.7	10.5

Our cost of sales represented 53.3% of our sales in 2013 compared with 54.7% in 2012. Our total cost of sales of cement, concrete and blocks increased by 10.5%, or S/.55.6 million, in 2013, primarily due to the following factors:

•	cost of sales of cement increased by 7.4%, or S/.32.5 million, in 2013, mainly due to a greater volume of cement sold (4.0%) and a 3.4% increase in production cost;

•	cost of sales of concrete increased by 27.9%, or S/.21.0 million, in 2013, due to an increase in volume sold (22.9%) and a 5.0% increase in production cost; and

•	cost of sales of blocks increased by 14.6%, or S/.2.1 million, in 2013, due to an increase in volume sold (11.2%) and a 3.4% increase in production cost.

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

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2013, our operating expenses increased by S/.4.2 million to S/.230.5 million in 2013 from S/.226.3 million in 2012.

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

Our main cash requirements are our operating expenses, capital expenditures relating to the maintenance and expansion of our facilities, the servicing of our debt, the payment of dividends and payment of taxes. Our primary sources of cash have been cash flow from operating activities, and our issuance of Senior Notes and, to a lesser extent, loans and other financings. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
(in millions of S/.)	2014	2013	2012
Net cash flows from operating activities	240.4	191.8	99.7
Net cash flows from (used in) investing activities	(553.5)	194.5	(667.4)
Net cash flows from (used in) financing activities	(114.8)	507.4	273.7

Decrease (increase) in cash	(427.9)	893.7	(294.0)

Cash Flows used in Operating Activities

Net cash flows from operating activities increased by 25.3%, or S/.48.6 million, to S/.240.4 million in 2014 from S/.191.8 million in 2013, due primarily to lower inventory purchases, mainly imported clinker and an increase in profit in 2014, net of an increase in trade and other receivables.

Net cash flows from operating activities increased by 92.4%, or S/.92.1 million, to S/.191.8 million in 2013 from S/.99.7 million in 2012, due to an increase in interest accrued from time deposits into which we invested the proceeds from our issuance of US$300 million of Senior Notes due 2023 in 2013, as well as lower taxes resulting from an extraordinary payment in 2012 because of the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, and greater cash flow generation due to an increase in EBITDA mainly the result of operational efficiencies that allowed us to maintain expenses and costs at 2012 levels during 2013 while increasing revenues, and lower interest payments on our debt.

Net cash flows from operating activities decreased by 24.6%, or S/.32.6 million, to S/.99.7 million in 2012 from S/.132.3 million in 2011, due to higher tax expense related to the sale of a 30.0% stake in our subsidiary Fosfatos to an affiliate of Mitsubishi, as well as to the purchase of imported clinker, among others.

Cash Flows used in Investing Activities

Net cash flows used in investing activities was S/.553.5 million for 2014, primarily related to the purchase of property, plant and equipment for the Piura plant net of the disposition of investment available for sale.

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

Cash Flows from Financing Activities

Net cash flows used in financing activities was S/.114.8 million for 2014, primarily due to dividends paid to our shareholders.

Net cash flows from financing activities was S/.507.4 million for 2013, primarily due to the cash received from our issuance of Senior Notes due 2023, which was partially offset by debt service payment.

Net cash flows from financing activities was S/.273.7 million for 2012, primarily due to the cash received from our initial public offering in 2012, which was partially offset by debt service payment

Indebtedness

As of December 31, 2014, we had total outstanding indebtedness of S/.896.7 million (US$300 million) as set forth in the table below.

(amounts in millions of S/.)	As of December 31, 2014	Interest rate	Maturity date
4.50% Senior Notes due 2023	896.7	4.5%	February 8, 2023

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

The subsidiaries that guarantee the notes are those related to our cement business namely, Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C. and Calizas del Norte S.A.C.

Derivative Financial Instruments

As of December 31, 2014, we had entered into a cross currency swap hedging agreement in aggregate principal amount of US$120 million to hedge against the foreign exchange risks associated with our US dollar-denominated debt. An additional US$30 million was contracted in January 2015, covering 50% of our total debt denominated in US dollars.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses

As of December 31, 2014, our research and development group consisted of 25 geologists and 3 scientists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications, and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2014.

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	2010	2011	2012	2013	2014	% share
C. Pacasmayo	1,616	1,748	2,045	2,110	2,051	17.8%
C. Selva	195	196	200	240	296	2.6%
Imports	39	47	29	34	40	0.3%

Total	1,850	1,991	2,274	2,384	2,387	20.7%
Central Region (thousands of metric tons)
Plant	2010	2011	2012	2013	2014	% share
UNACEM	4,712	4,709	5,315	5,612	5,701	49.4%
Caliza Inca	97	104	157	288	383	3.3%
Imports	275	351	409	465	461	4.0%

Total	5,084	5,164	5,881	6,365	6,545	56.8%
Southern Region (thousands of metric tons)
Plant	2010	2011	2012	2013	2014	% share
C. Yura	1,159	1,260	1,689	2,509	2,600	22.5%
C. Sur	433	449	514	6	—	—

Total	1,592	1,709	2,203	2,515	2,600	22.5%

Total Regions	8,526	8,864	10,358	11,264	11,532	100.0%

Source: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru

	Portland Cement			Other Portland Cements
Business	I	II	V	IP	I(PM)	MS	I Co
UNACEM	✓(1)	✓(1)	✓(1)	✓	✓
Pacasmayo plant	✓	✓(2)	✓	✓(3)		✓(2)	✓
Rioja plant	✓(1)	✓(1),(4)	✓(1),(4)	✓			✓
Cementos Sur	✓	✓(2)	✓(2)	✓	✓
Yura	✓	✓(2)	✓(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.
(2)	Our Portland cement II is the same as our MS cement.
(3)	We used to offer this type of cement through Selva; it is no longer available.
(4)	Manufactured upon request.

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.9 million homes nationwide as of December 31, 2014. In addition, it is estimated that approximately 200,000 families have the ability to purchase homes, particularly in the northern and southern regions, according to a report for the year 2011 issued by the Peruvian Chamber of Construction. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 45 places on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, from 110th place in 2008 to 65th in 2014, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and one small plant, which own seven cement producing companies:

•	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region.

•	UNACEM, which principally serves the central region.

•	Cementos Yura and Cementos Sur, which primarily serve the southern region.

•	Caliza Cemento Inca, located in Cajamarquilla, which principally serves the central region.

The level of competitiveness of cement companies generally depends on their cost structure, which is a function of the cost of energy, fuel, costs of raw materials and transportation. Cement companies in Peru generally compete within the limits of their distribution market, which is determined principally by their geographic locations.

The following are the main characteristics of the cement sector in Peru:

•	highly fragmented consumer base;

•	relatively low cost of energy and raw materials;

•	operations and distribution primarily determined by geographic location; and

•	high correlation to auto-construcción and public and private investments.

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

The following table sets forth world reserves and production levels for the periods indicated.

	Reserves	Production
(in thousands of metric tons)		2013	2014E
China(1)	3,700,000	108,000	100,000
United States	1,100,000	31,200	27,100
Morocco and Western Sahara	50,000,000	26,400	30,000
Russia	1,300,000	10,000	10,000
Jordan	1,300,000	5,400	6,000
Australia	1,030,000	2,600	2,600
Peru	820,000	2,580	2,600
South Africa	1,500,000	2,300	2,200
Algeria	2,200,000	1,500	1,500
Syria	1,800,000	500	1,000
Other countries	2,250,000	34,630	36,900

World total (rounded)	67,000,000	225,000	220,000

Source: U.S. Geological Survey, Mineral Commodity Summaries, 2015

(1)	Production data for China does not include small mines

Peru is one of the leading mining countries in the world with non-metallic potential, including phosphate. The Peruvian government has granted concessions over several phosphate projects located in the northern and central regions. In recent years, several companies have started investing in exploration and in carrying out feasibility studies in order to exploit these resources. These projects include the Bayóvar phosphate project, owned by Miski Mayo (Vale, Mosaic and Mitsui) that started production in July 2011 and our Fosfatos project, also located in Bayóvar area.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our results of operations, financial condition or liquidity.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2014.

	Payments due by period
(in millions of S/.)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness (principal portion)(1)	—	—	—	896.7	896.7
Interest payments	40.4	80.7	80.7	141.2	343.0
Brine project(2)	9.1	18.2	18.2	199.0	244.5
Piura plant (2) (3)	83.8	—	—	—	83.8
Operating lease commitments	0.6	9.6	9.6	105.2	125.0

Total	133.9	108.5	108.5	1,342.1	1,693.0

(1)	Does not include issuance costs.
(2)	Relates to our contractual commitment for the establishment of Salmueras jointly with Quimpac and invest US$100.0 million to develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions. As of December 31, 2014, we and Quimpac have collectively made contributions of US$18.1 million to Salmueras for the development of our brine project.
(3)	Relates to our contractual commitments assumed in connection with the construction and operation of our new cement plant in Piura.

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

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of eight directors and two alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

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

Our by-laws stipulate that Directors’ compensation is determined by the Mandatory Annual General Shareholders’ Meeting at the time it reviews our annual audited financial statements. The fixed portion of the Chairman’s compensation shall be twice the amount allocated to any other director. If directors are part of one or more Committees, their compensation may include an additional amount for the work performed as members of such Committees. The additional compensation of the directors may not exceed the aggregate fixed portion of the compensation that the directors are entitled to receive. Our by-laws do not restrict Directors from voting upon matters relating to their own compensation.

Our by-laws do not prohibit our directors from borrowing from us. However, Article 179 of the Peruvian Corporate Law provides that directors of a company may enter into an agreement with such company only if the related loan agreement relates to operations the company performs in the regular course of business and in an arms’-length transaction. Further, a company may provide a loan to a director or grant securities in such director’s favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Corporate Law.

Neither our by-laws nor Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. On January 8, 2015, Mr. Juan Inchaustegui Vargas retired and resigned as alternate director. At the Board meeting held February 12, 2015 Mr. Moises Naim presented his resignation.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
Roberto Dañino Zapata	Vice Chairman of the Board	1951
Rolando Arellano Cueva	Director	1952
José Raimundo Morales Dasso	Director	1946
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Hilda Ochoa-Brillembourg	Director	1945
Felipe Ortiz de Zevallos Madueño	Director	1947
Dionisio Romero Paoletti	Director	1965
Robert Patrick Bredthauer	Alternate director	1947
Manuel Bartolome Ferreyros Peña	Alternate director, Chief Financial Officer	1966

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has been a Director since April 1991 and is currently Chairman of the Board. He holds a Mechanical Engineering degree from Tufts University, Boston, United States. Mr. Hochschild is also the President of Hochschild Mining plc, Inversiones ASPI S.A. and the Board of Trustees of UTEC and TECSUP, Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y

Reaseguros, Fosfatos, Salmueras, Sociedad de Comercio Exterior del Perú (COMEX Perú), and of the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). Mr. Hochschild is also an expert consultant of the Economic Counsel of the Episcopal Conference.

Roberto Dañino Zapata. Mr. Dañino has been a Director since 1995. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney-at-law graduated from the schools of Law of Harvard University and Pontificia Universidad Católica del Perú. He has served as Ambassador of Peru to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice-Chairman of the Board of Directors of Hochschild Mining plc, and Chairman of Fosfatos. In Addition, he is Independent Director of Inversiones Centenario, PetroNova, Results for Development, LUMNI, Open Society Foundation, and ACCION International, among others.

Rolando Antonio Arellano Cueva. Mr. Arellano has been a Director since March 2011. He holds a PhD in Business Administration from Grenoble University, France, a Master’s in Business Administration from ESAN and a degree in Psychology from Pontificia Universidad Católica del Perú. He is Chairman of the Board of Arellano Investigación de Marketing S.A., a company with operations in various Latin American countries. He is a professor at Centrum Católica (Universidad Católica del Peru Business School) and has taught at numerous universities in the region. He was Chairman of the Marketing Department and Director of the Master in International Business Program at Laval University, Quebec, Canada, Chairman of the Peruvian Marketing Society and is the author of 17 books on business and marketing in emerging economies. Independent Director.

José Raimundo Morales Dasso. Mr. Morales has been a Director since March 2008. He holds a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico and a Master’s in Business Administration from Wharton Business School, University of Pennsylvania, Untied States. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of Salmueras and Atlantic Security Bank, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Peru and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros. He is a member of the Board of Directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Cerámica Lima S.A., Trébol Corporación Cerámica S.A., JJC Contratistas Generales and a Board member of the Peruvian Institute of Economics.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008 and Chief Executive Officer since April 2011. He has a Bachelor’s degree in Economics from Universidad del Pacífico and a Master’s degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos. and Salmueras. He has also been Chairman of the Board of Directors of Fondo Mivivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia and Chief Executive Officer at Socosani S.A.

Hilda Ochoa-Brillembourg. Mrs. Ochoa-Brillembourg was appointed as a Director of Cementos Pacasmayo S.A.A. in October 2011. She holds a Bachelor of Science degree in Economics from Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration and is a Business Administration PhD candidate from Harvard Business School. She is the founder, and since 1987, President and Executive Director, of Strategic Investment Group and a group of affiliated investment management firms. In 2014 she was appointed Chairperson of the Board of Directors. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Mrs. Ochoa- Brillembourg is on the Board of Directors of General Mills, where she is also a member of the audit and public responsibility committees, and McGraw-Hill, where she is also a member of its audit and financial policy committees. Independent Director.

Felipe Ortiz de Zevallos. Mr. Ortiz de Zevallos studied at the Universidad Nacional de Ingeniería in Lima, at the University of Rochester in New York and at Harvard Business School. He is the founder and chairperson of the Grupo de Apoyo since 1977. He has served as Ambassador of Peru to the United States (2006—2009) where he was responsible with the US Congress’ approval of the Free Trade Agreement between both countries. He has been a full professor at Universidad del Pacífico and served as said university’s President from 2004 a 2006. He is currently a board member of various companies and non-profit organizations. He has received numerous awards, such as the IPAE Award in 1990, the Journalism Jerusalem Prize in 1998 and the Manuel J. Bustamante de la Fuente Award in 2008. In 2009, the Lima Chamber of Commerce paid tribute to Mr. Ortiz de Zevallos for this contributions to the social and economic development of Peru, and in 2011 the Ministry of Economy and Finance awarded him with the “Hipólito Unanue” award for his contributions to the country’s economic and financial development. Independent Director.

Dionisio Romero Paoletti. Mr. Romero has been a Director since March 2005. He holds a degree in Economics from Brown University and a Master’s degree in Business Administration from Stanford University. He is the Chairman of the Board of Credicorp and Banco de Crédito del Perú-BCP, and the Executive Chairman of Credicorp since 2009, and Board Director of BCP since 2003, and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of the Board of Banco de Crédito de Bolivia, Pacífico Peruano Suiza Cía. de Seguros y Reaseguros S.A., El Pacífico Vida Cía. de Seguros y Reaseguros S.A., Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A., Agrícola del Chira S.A., among others. Furthermore, he is Vice-Chairman of the Board of Inversiones Centenario S.A. and Director of Banco de Crédito e Inversiones—BCI, and Hermes Transportes Blindados S.A. Independent Director.

Robert Patrick Bredthauer. Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director

Manuel Bartolome Ferreyros Peña. Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is an alternate member of the Board of Directors of Fosfatos. Mr. Ferreyros has a Bachelor’s degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas—INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. Alternate Director.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Carlos Pomarino Pezzia	Vice President, Cement Business	1962	2009
Manuel Bartolome Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	General Counsel	1966	2008
Rodolfo Ricardo Jordan Musso	Infrastructure and Engineering Manager, Cement Business	1952	2009
Juan Guillermo Teevin Vasquez	Engineering and Projects Manager, Cement Business	1955	2005
Joaquin Larrea Gubbins	Corporate Development Manager	1974	2011
Carlos Paul Cateriano Alzamora	Corporate Social Responsibility Manager	1957	2006
Hugo Villanueva Castillo	Operations Manager, Pacasmayo and Rioja Cement Plant	1962	2012
Alfredo Romero Umlauff	Piura Project Manager	1951	2013
Diego Reyes Pazos	Supply Chain Manager	1977	2013
Tito Alberto Inope Mantero	Industrial Planning Manager	1972	2015
Rosaura Vasquez Arrieta	Quality, Research and Development Manager	1963	2015

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

Manuel Bartolome Ferreyros Peña. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been our General Counsel since 2008. Previously, he was General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers and the Corporate Governance and Performance Program at the Yale School of Management (USA). Mr. Durand currently also acts as a board member of Salmueras, Inversiones Aspi S.A. and Cementos Selva S.A. and acts as member of the board committee of UTEC.

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

Rodolfo Ricardo Jordan Musso. Mr. Jordan has been our Engineering and Infrastructure Manager since January 2015. Previously he was Industrial Development Manager. He has a degree in Civil Engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining our company he served as Chief Executive Officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

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

Alfredo Romero Umlauff. Mr. Romero has been Piura Project Manager since May 2013. He has over 36 years of experience in the construction industry as well as in the areas of Project Management, Cost and Planning and Management. He is a Civil Engineer by the Pontificia Universidad Católica del Peru, and has conducted several studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Romero worked as Deputy CEO at JJC Contratistas General, CEO of Metalúrgica Peruana S.A., CEO of Union de Concreteras S.A., among others. He has been a speaker at various international conferences and co-authored publications related to the treatment of ready-mix concrete. In 2013 Mr. Romero was honored with the Distinguished Graduate award by the Alumni and Graduate Association of the PUCP for his efforts in promoting and developing single-family and multi-family housing projects with integral reinforced concrete.

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

Tito Alberto Inope Mantero. Mr. Inope has been Industrial Planning Manager since January 2015. He is an economist, graduated from Universidad de Lima and has an MBA from the Universidad Peruana de Ciencias Aplicadas (UPC). Mr. Inope has worked at the Company since 1996 and has held different management positions during these 18 years.

Rosaura Vasquez Arrieta. Mrs. Vásquez is our Quality, Research and Development Manager since March 2015. She is an Industrial Engineer from the Universidad de Piura, holds a Master’s Degree in Chemistry from the Universidad Católica del Peru, and a PhD in Industrial Engineering specialized in Metallurgy and Materials from the Universidad de Oviedo (Spain). Mrs. Vasquez has worked at the Company since 1998, as has held different management positions during these 16 years. Before joining the Company she worked as Professor at the Universidad de Piura. She has been a speaker at various congresses and has published a variety of articles on non- metallic mining, cement and additives.

B.	Compensation

In 2014, total compensation paid to members of our board of directors and executive officers amounted to S/.26,169,000 (S/.28,043,000 in 2013). This compensation included payments made in connection with the workers’ profit sharing plan under Peruvian labor laws, which require us to distribute between 8% and 10% of our annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2014 director compensation was approved at our annual shareholders’ meeting.

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

As of December 31, 2014 we had a total of 1,482 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2014	2013	2012
Management	33	33	29
Administrative personnel	974	1,069	1,050
Plant workers	475	554	655

Total (1)	1,482	1,656	1,734

(1)	workers from our social venture Acuícola Los Paiches S.A.C. are excluded from this calculations.

As of December 31, 2014, approximately 18% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A. and Sindicato Único de Trabajadores de Calizas del Norte S.A.C.) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In January 2013, three-year Union Agreements were signed with our two unions, Pacasmayo Plant and Tembladera Quarry, which is a clear sign of the level of trust and commitment between the parties.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2014, approximately 10% of our employees were enrolled with the national public pension fund and 90% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2014, persons who are currently members of our board of directors and our executive officers held as a group 1,223,188 of our common shares and no investment shares (not including common and investment shares held by Mr. Eduardo Hochschild through ASPI and ASPI’s subsidiary Servicios Corporativos Pacasmayo S.A.C.). This amount represented less than one percent of our outstanding share capital as of March 31, 2014. Mr. Eduardo Hochschild through ASPI indirectly controls 279,689,617 common shares and 16,753,544 investment shares.

Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Roberto Dañino and Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2015, our issued and outstanding share capital was composed of 531,461,479 common shares. In addition, as of March 31, 2015, we had 50,503,124 investment shares outstanding.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2015.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	279,689,617	52.63%	16,753,544	33.17%	296,443,161	50.94%
IN—Fondo 2 (AFP Integra)	—	—	6,136,346	12.15%	6,136,346	1.05%
RI—Fondo 2 (AFP Prima)	26,220,665	4.93%	4,029,701	7.98%	30,250,366	5.20%
RI—Fondo 3 (AFP Prima)	21,054,360	3.96%	3,904,644	7.73%	24,959,004	4.29%
PR—Fondo 2 (AFP Profuturo)	—	—	5,029,589	9.96%	5,029,589	0.86%
IN—Fondo 3 (AFP Integra)	—	—	4,539,453	8.99%	4,539,453	0.78%
PR—Fondo 3 (AFP Profuturo)	—	—	2,892,847	5.73%	2,892,847	0.50%
Directors and officers(2)	1,223,188	0.23%	—	—	1,223,188	0.21%
American Depositary Receipt Program	100,911,255	18.99%	—	—	100,911,255	17.34%
Other shareholders	102,362,394	19.26%	7,217,000	14.29%	109,579,394	18.83%

Total	531,461,479	100.00%	50,503,124	100.00%	581,964,603	100.00%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI , excluding those from its subsidiary Servicios Corporativos Pacasmayo S.A.C.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2010 to December 31, 2014.

Shareholder	2014	2013	2012	2011	2010
ASPI	50.94%	50.94%	50.94%	63.92%	63.92%
IN—Fondo 2 (AFP Integra)	1.05%	1.05%	0.74%	0.92%	0.92%
RI—Fondo 2 (AFP Prima)	4.66%	4.71%	4.37%	5.43%	5.51%
RI—Fondo 3 (AFP Prima)	4.29%	4.78%	4.54%	5.99%	5.80%
HO—Fondo 3 (AFP Horizonte)	—	—	0.65%	0.69%	—
HO—Fondo 2 (AFP Horizonte)	—	—	0.56%	—	—
IN—Fondo 3 (AFP Integra)	0.78%	0.78%	0.46%	0.57%	0.57%
PR—Fondo 2 (AFP Profuturo)	0.86%	0.86%	0.55%	0.54%	0.54%
PR—Fondo 3 (AFP Profuturo)	0.50%	0.50%	—	—	—
American Depositary Receipt Program	18.13%	18.38%	17.83%	—	—
Other shareholders	18.79%	17.78%	19.36%	21.94%	22.74%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

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

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2015, we estimate that there were 20,182,251 ADSs, which represented 18.99% of our common shares outstanding. As of December 31, 2014, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 41.

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

For instance, from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules (i.e., the value agreed to by non-related parties under the same or similar circumstances). Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

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

As of December 31, 2014, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/.187,000 (US$62,626).

The following transactions have been entered into by us with related parties:

•	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/.273,000 in 2012, S/.278,000 in 2013, and S/.293,000 in 2014.

•	We lease part of our headquarters as office space to ASPI and its affiliates. We received rental payments of S/.176,000 in 2012, S/.183,000 in 2013; and S/.254,000 in 2014.

•	We provide back office management and administrative services to ASPI and its affiliates, for which we received S/.376,000 in 2012, S/.397,000 in 2013; and S/.498,000 in 2014.

•	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/.1,160,000 in 2012, S/.1,372,000 in 2013; and S/.1,350,000 in 2014 for these services.

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

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2010 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share (in S/.)
2014(2)	116,393,000	0.20000
2013	58,196,000	0.10000
2012	52,000,000	0.08935
2011	91,000,000	0.19380
2010(1)	73,000,000	0.15547

(1)	In March 2010, we sold our Raul copper mine concessions. In April 2010, we declared an extraordinary dividend payment.
(2)	In October 2014 the Company sold its available-for-sale financial investment in SIA. In November 2014, we declared an extraordinary dividend payment

At the annual shareholders’ meeting held on March 27, 2015, the shareholders unanimously approved the financial statements for fiscal year 2014 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends on account of fiscal year 2014 earnings.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC”. On April 27, 2014, the closing price on the New York Stock Exchange was US$7.36 per ADS.

The following table sets forth for each of the most recent three months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(in US$)	High	Low
2014:
January	11.84	9.51
February	9.64	9.12
March	9.46	8.76
April	9.50	9.02
May	9.10	8.70
June	9.25	8.25
July	9.34	8.31
August	9.56	9.02
September	9.55	8.96
October	9.13	8.21
November	9.04	8.48
December	8.92	8.38
2015:
January	8.69	8.10
February	8.81	8.26
March	8.48	7.30
April (through April 27)	7.68	6.96

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1,” respectively. On April 27, 2015, the closing price on the Lima Stock Exchange was S/. 4.53 per common share and S/.2.51 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited.

The following table sets forth for the five most recent full years the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/.)	High	Low	High	Low
2009	3.60	1.77	3.20	1.60
2010	7.92	3.08	7.21	3.00
2011	8.45	4.25	7.48	4.05
2012	6.90	4.75	6.00	4.45
2013	7.85	5.45	6.50	3.75
2014	6.50	4.70	4.00	2.50

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in nuevos soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2012:
First quarter	6.90	5.65	6.00	4.45
Second quarter	6.80	5.45	5.90	5.80
Third quarter	5.95	4.75	5.00	4.99
Fourth quarter	6.85	5.80	5.95	4.50
2013:
First quarter	7.65	6.70	6.30	6.10
Second quarter	7.85	6.66	6.50	6.33
Third quarter	7.40	6.50	5.00	4.50
Fourth quarter	6.68	5,45	4.30	3.75
2014:
First quarter	6.50	4.88	4.00	3.40
Second quarter	5.32	4.70	3.10	2.80
Third quarter	5.50	4.76	2.81	2.75
Fourth quarter	5.39	4.70	2.50	2.50

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low
2014:
October	5.35	4.70	—	—
November	5.21	4.90	2.50	2.50
December	5.39	5.04	2.50	2.50
2015:
January	5.20	4.80	2.50	2.45
February	5.45	5.10	—	—
March	5.10	4.64	2.48	2.46
April (through April 27)	4.84	4.40	2.51	2.51

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2014, there were 275 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2014, The Lima Stock Exchange had a share capital of S/.59,715,840, divided into 56,405,407 class “A” shares and 3,310,433 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2014, the Lima Stock Exchange had 123 class “A” shareholders and 69 class “B” shareholders.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2015, we had 531,461,479 common shares outstanding. As of March 31, 2015, there were 7,248 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one owner). Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2015, we had 50,503,124 investment shares. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of the company’s equity. As of March 31, 2015, there were 452 owners of record of our investment shares. Our investment shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

On February 8, 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering, pursuant to an indenture. A portion of the proceeds were used to prepay amounts outstanding our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used to cover a portion of the capital expenditures we expect to incur in connection with the construction and development of the new Piura plant and our cement business. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

On September 26, 2013, we entered into a contract for the construction and electromechanical assembly services for the Piura plant with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period

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

Changes to Peruvian tax law

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% starting from 2019 onwards. At the same time it approved the increase of the income tax rate on dividends applicable to not-Peruvian entities from 4.1% to 6.8% to be effective in 2015 and 2016, to 8% during 2017 and 2018 and 9.3% from 2019 onwards.

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding tax, at a rate of 4.1% of the dividend paid, when the dividend is paid to shareholders that are non-Peruvian persons. In December 2014, the Peruvian government approved the increase in the withholding tax rate on dividend paid to non-Peruvians from 4.1% to 6.8%, effective in 2015 and 2016 to 8% in 2017 and 2018 and 9.3% since 2019 hereinafter. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

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

For a description of our market risks, see note 29 to our consolidated financial statements included in this annual report.

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

As of the end of the period covered by this annual report, management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2014. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (COSO). Based on the assessment, our management has concluded that as of December 31, 2014, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by Paredes, Zaldivar, Burga & Asociados SCRL, member firm of EY (former Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited Cementos Pacasmayo S.A.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Cementos Pacasmayo S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2014 of Cementos Pacasmayo S.A.A. and subsidiaries and our report dated April 30, 2015, expressed an unqualified opinion thereon.

Lima, Perú,

April 30, 2015

Countersigned by:

/s/ Carlos Valdivia

C.P.C.C. Register No. 27255

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms. Hilda Ochoa-Brillembourg, a member of the audit committee, is a “financial expert,” as such term is defined in the SEC rules. We have determined that Ms. Hilda Ochoa- Brillembourg, Mr. Rolando Arellano Cueva and Mr. Felipe Ortiz de Zevallos are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this form.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2014, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Zaldivar, Burga & Asociados SCRL, member firm of EY (former Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2014 and 2014.

	Year Ended December 31,
(in thousands of S/.)	2014	2013
Audit fees	1,525	1,533
Audit-related fees	408	—
Tax fees	258	259
All other fees	—	—

Total fees	2,191	1,792

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.5	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Loesche GmbH, incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.6	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda., incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.7	Addendum 1 to the Equipment Supply Contract between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda. dated February 21, 2013, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.8	Steel Structure Supply Contract, dated September 28, 2012 between the Registrant and Polysius Ingenieria y Servicios del Perú S.A., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.9	Construction Contract (Civil works and Electro-mechanical setup), dated September 16, 2013 between the Registrant and Consorcio Cementos Piura (English summary) incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

8.1	List of Subsidiaries incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Name: Humberto Nadal Del Carpio
Title: Chief Executive Officer

By:	/s/ Manuel Ferreyros Peña
Name: Manuel Ferreyros Peña
Title: Chief Financial Officer

Date: April 30, 2015

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 together with the Independent Auditors’ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 together with the Independent Auditors’ Report

Content

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2015

Signed by:

/S/ Carlos Valdivia
C.P.C.C. Register No.27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2014 and 2013

	Note	2014	2013
		S/.(000)	S/.(000)
Asset
Current assets
Cash and term deposits	6	580,499	976,952
Trade and other receivables	7	110,843	68,542
Income tax prepayments		15,042	27,679
Inventories	8	324,070	334,471
Prepayments		4,367	11,727

		1,034,821	1,419,371

Non-current assets
Other receivables	7	53,948	46,292
Prepayments		2,268	—
Available-for-sale financial investments	9	744	36,058
Other financial instruments	30	12,251	—
Property, plant and equipment	10	2,060,976	1,537,111
Exploration and evaluation assets	11	57,740	59,330
Deferred income tax assets	15	17,175	15,155
Other assets		981	1,220

		2,206,083	1,695,166

Total asset		3,240,904	3,114,537

Liability and equity
Current liabilities
Trade and other payables	12	137,569	126,897
Income tax payable		8,720	2,780
Provisions	13	53,826	27,984

		200,115	157,661

Non-current liabilities
Interest-bearing loans and borrowings	14	883,564	824,022
Other non-current provisions	13	657	20,497
Deferred income tax liabilities	15	85,883	102,887

		970,104	947,406

Total liability		1,170,219	1,105,067

Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		553,791	556,294
Legal reserve		154,905	119,833
Other reserves		5,144	19,045
Retained earnings		696,736	653,704

Equity attributable to equity holders of the parent		1,992,540	1,930,840
Non-controlling interests		78,145	78,630

Total equity		2,070,685	2,009,470

Total liability and equity		3,240,904	3,114,537

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2014, 2013 and 2012

	Note		2014	2013	2012
			S/.(000)	S/.(000)	S/.(000)
Sales of goods	17		1,242,579	1,239,688	1,169,808
Cost of sales	18		(724,148)	(716,239)	(713,058)

Gross profit			518,431	523,449	456,750

Operating income (expenses)
Administrative expenses	19		(194,855)	(208,915)	(203,067)
Selling and distribution expenses	20		(30,534)	(29,817)	(30,865)
Net gain on sale of available-for-sale financial investment	9	(b)	10,537	—	—
Other operating income, net	22		(3,040)	8,281	7,706

Total operating expenses, net			(217,892)	(230,451)	(226,226)

Operating profit			300,539	292,998	230,524

Other income (expenses)
Finance income	23		11,705	27,213	23,326
Finance costs	24		(31,196)	(37,103)	(23,771)
Loss from exchange difference, net	5		(14,791)	(48,430)	(736)

Total other expenses, net			(34,282)	(58,320)	(1,181)

Profit before income tax			266,257	234,678	229,343
Income tax expense	15		(77,468)	(82,395)	(73,743)

Profit for the year			188,789	152,283	155,600

Attributable to:
Equity holders of the parent			192,827	155,634	159,005
Non-controlling interests			(4,038)	(3,351)	(3,405)

			188,789	152,283	155,600

Earnings per share	26
Basic and diluted, profit for the year attributable to equity holders of common shares and investment shares of the parent (S/. per share)			0.33	0.27	0.28

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2014, 2013 and 2012

	Note		2014	2013	2012
			S/.(000)	S/.(000)	S/.(000)
Profit for the year			188,789	152,283	155,600

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9	(a)	(16,378)	1,171	12,813
Net gain on cash flows hedges	30	(b)	4,926	—	—
Deferred income tax related to component of other comprehensive income	15		8,088	(352)	(3,844)
Exchange differences on translation of foreign currency			—	—	(321)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9	(b)	(10,537)	—	—
Transfer to profit or loss of cumulative exchange differences on translation of foreign currency, note 2.3.3			—	1,591	—

Other comprehensive income for the year, net of income tax			(13,901)	2,410	8,648

Total comprehensive income for the year, net of income tax			174,888	154,693	164,248

Total comprehensive income attributable to:
Equity holders of the parent			178,926	157,968	167,687
Non-controlling interests			(4,038)	(3,275)	(3,439)

			174,888	154,693	164,248

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2014, 2013 and 2012

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for- sale investments	Unrealized gain on cash flow hedge	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Balance as of January 1, 2012	418,777	49,575	—	90,451	9,257	—	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	—	—	—	—	—	—	—	159,005	159,005	(3,405)	155,600
Other comprehensive income	—	—	—	—	8,969	—	(287)	—	8,682	(34)	8,648

Total comprehensive income	—	—	—	—	8,969	—	(287)	159,005	167,687	(3,439)	164,248
Proceeds from the issue of common and investment shares, note 16 (a) y (b)	111,484	928	561,191	—	—	—	—	—	673,603	—	673,603
Appropriation of legal reserve, note 16 (e)	—	—	—	14,770	—	—	—	(14,770)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	—	(52,000)	(52,000)	—	(52,000)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	—	—	—	—	—	—	4,922	6,122	—	6,122
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,713)	—	—	—	—	—	(2,713)	2,713	—

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	—	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	—	—	—	—	—	—	—	155,634	155,634	(3,351)	152,283
Other comprehensive income	—	—	—	—	819	—	1,515	—	2,334	76	2,410

Total comprehensive income	—	—	—	—	819	—	1,515	155,634	157,968	(3,275)	154,693
Refund of capital in subsidiary to non-controlling interests, note 22 (a)	—	—	—	—	—	—	—	—	—	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	—	—	—	14,612	—	—	—	(14,612)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	—	(58,196)	(58,196)	—	(58,196)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,184)	—	—	—	—	—	(2,184)	2,184	—

Balance as of December 31, 2013	531,461	50,503	556,294	119,833	19,045	—	—	653,704	1,930,840	78,630	2,009,470
Profit for the year	—	—	—	—	—	—	—	192,827	192,827	(4,038)	188,789
Other comprehensive loss	—	—	—	—	(18,827)	4,926	—	—	(13,901)	—	(13,901)

Total comprehensive income	—	—	—	—	(18,827)	4,926	—	192,827	178,926	(4,038)	174,888
Appropriation of legal reserve, note 16(e)	—	—	—	33,402	—	—	—	(33,402)	—	—	—
Terminated dividends, note 16(h)	—	—	—	1,670	—	—	—	—	1,670	—	1,670
Dividends, note 16 (h)	—	—	—	—	—	—	—	(116,393)	(116,393)	—	(116,393)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	1,050	1,050
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,503)	—	—	—	—	—	(2,503)	2,503	—

Balance as of December 31, 2014	531,461	50,503	553,791	154,905	218	4,926	—	696,736	1,992,540	78,145	2,070,685

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Operating activities
Profit before income tax	266,257	234,678	229,343
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	64,759	55,871	47,954
Finance costs	31,196	37,103	23,771
Unrealized exchange difference related to monetary transactions	19,143	48,486	—
Net loss (gain) on disposal of property, plant and equipment	6,466	2,555	(3,901)
Long-term incentive plan	5,944	6,701	5,529
Amortization of costs of issuance of senior notes	1,644	1,493	—
Adjustment as a result of physical inventories	1,069	3,360	(4,107)
Unwinding of discount of long-term incentive plan	598	475	140
Other operating, net	(399)	(1,405)	(311)
Finance income	(11,705)	(27,213)	(23,326)
Net gain on sale of available-for-sale investment	(10,537)	—	—
(Recovery) provision of impairment of inventories, net	(453)	(2,192)	3,278
Estimation of impairment of trade and other accounts receivables	(43)	227	105
Change in the estimation of rehabilitation costs	—	(1,068)	—
Write-off of exploration and evaluation costs	—	—	2,447
Working capital adjustments
(Increase) decrease in trade and other receivables	(54,814)	(19,993)	17,224
Decrease (increase) in prepayments	9,777	(1,111)	1,013
Decrease (increase) in inventories	9,785	(57,490)	(71,218)
Increase (decrease) in trade and other payables	734	(20,277)	2,411

	339,421	260,200	230,352
Interests received	12,612	37,650	7,514
Interests paid	(41,820)	(20,704)	(26,412)
Income tax paid	(69,827)	(85,392)	(111,723)

Net cash flows from operating activities	240,386	191,754	99,731

Consolidated statement of cash flows (continued)

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Investing activities
Purchase of property, plant and equipment	(574,802)	(200,599)	(248,194)
Purchase of exploration and evaluation assets	(690)	(9,844)	(22,038)
Proceeds from sale of other assets	—	(151)	—
Proceeds from sale of available for sale investment	18,936	—	—
Proceeds from sale of property, plant and equipment	3,061	1,161	6,828
Liquidation of time deposits with original maturities greater than 90 days	—	1,065,950	—
Acquisition of time deposits with original maturities greater than 90 days	—	(662,000)	(403,950)

Net cash flows from (used in) investing activities	(553,495)	194,517	(667,354)

Financing activities
Dividends paid	(115,824)	(58,093)	(52,016)
Contribution of non-controlling interests	1,050	19,882	28,557
Proceeds from issuance of senior notes, net of related issuance costs	—	762,067	—
Proceeds from bank overdraft and borrowings	—	19,914	13,255
Payment of borrowings	—	(202,200)	(388,394)
Payment of bank overdraft	—	(33,169)	—
Refund of capital in subsidiary to non-controlling interests	—	(1,024)	—
Proceeds from issuance of common and investment shares	—	—	666,180
Proceeds from sale of treasury shares	—	—	6,122

Net cash flows from (used in) financing activities	(114,774)	507,377	273,704

Net increase (decrease) in cash and cash equivalents	(427,883)	893,648	(293,919)
Net foreign exchange difference	31,430	13,469	475
Cash and cash equivalents as of January 1	976,952	69,835	363,279

Cash and cash equivalents as of December 31	580,499	976,952	69,835

Transactions with no effects in cash flows:
Unrealized exchange difference related to monetary transactions	19,143	48,486	—
Purchase of property, plant and equipment, pending of liquidation	11,752	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2014, 2013 and 2012

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of December 31, 2014 and 2013. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2014 was authorized by the Company’s Management on April 30, 2015. The consolidated financial statements as of December 31, 2013 and for the year ended that date were finally approved by the General Shareholders’ Meeting on March 25, 2014.

As of December 31, 2014, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

•	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

•	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

•	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

•	Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite in the northern region of Peru. To develop the phosphate project, the subsidiary has a minority shareholder MCA Phosphates Pte. Ltd, hereinafter “MCA” (subsidiary of Mitsubishi corporation, hereinafter “Mitsubishi”) which holds 30% of its common shares.

•	Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011. This subsidiary is engaged in the exploration of a brine project located in the northern region of Peru. To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares.

Notes to the consolidated financial statements (continued)

•	Calizas del Norte S.A.C. was incorporated in November 22, 2013. This subsidiary was created to be engaged in the mining activities of prospecting, exploration, marketing and transportation operations of other goods.

As explained above, as of December 31, 2014 and 2013, the Company has 100 % interest in all its subsidiaries, except the following listed below:

Subsidiary	%
Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacifico S.A.	70.00

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2014, 2013 and 2012:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2014	2013	2014	2013	2014	2013	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Cementos Selva S.A. and Subsidiaries	273,910	265,081	95,983	113,594	177,927	151,487	26,337	16,132	6,136
Fosfatos del Pacifico S.A.	237,623	233,756	16,091	5,689	221,532	228,067	(10,765)	(7,495)	(9,588)
Distribuidora Norte Pacasmayo S.R.L.	212,992	215,823	107,609	115,671	105,383	100,152	5,231	5,314	10,721
Empresa de Transmisión Guadalupe S.A.C.	47,842	46,712	521	841	47,321	45,871	1,446	1,315	862
Salmueras Sudamericanas S.A.	46,820	45,792	263	5,116	46,557	40,676	(3,219)	(4,122)	(3,716)
Calizas del Norte S.A.C.	37,645	5,000	3,756	—	33,889	5,000	1,974	—	—
Zemex LLC	—	—	—	—	—	—	—	(657)	3,859

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies -

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call option that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, except of certain standards and amendments applied for the first time by the Group during 2014 that did not require the restatement of previous financial statements, explained in Note 2.3.19.

2.2	Basis of consolidation -

The consolidated financial statements comprises the financial statements of the Company and its subsidiaries as of December 31, 2014 and 2013. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group’s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Notes to the consolidated financial statements (continued)

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

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill, liabilities, non-controlling interest and other components of equity) while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

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

The Group’s financial assets include cash and cash equivalents, trade and other receivables, call options, available-for-sale financial investments and derivatives financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purpose of subsequent measurement of financial assets are classified in four categories:

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit or loss.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2014 and 2013.

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

This category applies to trade and other receivables. For more information on receivables, refer to Note 7.

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

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2014 and 2013.

Notes to the consolidated financial statements (continued)

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

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2014 and 2013.

Derecognition -

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

Notes to the consolidated financial statements (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(ii)	Impairment of financial assets -

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions, note 3

•	Financial assets, note 30

•	Trade receivables, note 7

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

The determination of what is “Significant” or “Prolonged” requires judgment. In making this judgment, the Group evaluates, among others factors the duration or extent to which the fair value of an investment is less than its cost.

Notes to the consolidated financial statements (continued)

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

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings, including bank overdrafts.

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, derivatives and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2014 and 2013.

Loans and borrowings -

This is the Group’s most relevant category. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer note 12 and 14.

Notes to the consolidated financial statements (continued)

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

The Group measures financial instruments as derivative financial instruments and available-for-sale investments at fair value at each statement of financial position date. Fair values related disclosures for financial instruments that are measured at fair value or where fair values are disclosed are summarized in Note 30.

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

The principal or the most advantageous market must be accessible by the Group.

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

The Group’s financial management determines the policies and procedures for both recurring fair value measurement, such as AFS financial assets, and for non-recurring measurement.

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

Management also compares the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained previously.

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

(vii)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, such as cross currency swaps, to hedge its foreign currency risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in OCI and later reclassified to profit or loss when the hedges item affects profit or loss.

For the purpose of hedge accounting, the cross currency swap instrument was classified as cash flow hedge.

At inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 of effectiveness, are accounted for as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Cash flow hedges reserve”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

Notes to the consolidated financial statements (continued)

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI hedge reserve remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

2.3.3	Foreign currencies -

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

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

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

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Where the funds used to finance a project form part of general borrowings,

Notes to the consolidated financial statements (continued)

the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Leases -

The determination of whether an agreement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee:

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

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

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 2.3.13) and decommissioning provisions (Note 13).

Notes to the consolidated financial statements (continued)

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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

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

As of December 31, 2014 and 2013, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

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

Notes to the consolidated financial statements (continued)

exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

Notes to the consolidated financial statements (continued)

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

If any indication exists, the Group exploration and evaluation assess for impairment is required.

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

2.3.12	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated.

Notes to the consolidated financial statements (continued)

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.3.13	Provisions -

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk free pre-tax rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the Group only has a rehabilitation provision for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

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

Notes to the consolidated financial statements (continued)

The Group has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns and trade discounts.

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

Notes to the consolidated financial statements (continued)

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

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income rather than based on quantity produced or as a percentage of revenue after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Notes to the consolidated financial statements (continued)

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

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to sold or consumed in normal operating cycle.

•	Held primarily for the purpose of trading.

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	Expected to be settled in normal operating cycle.

•	Held primarily for the purpose of trading.

•	Due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the consolidated financial statements (continued)

2.3.19	New amended standards and interpretations -

As follows, new standards in force since 2014 which did not impact the consolidated financial statements. The nature and impact of each new standard/amendment is described below:

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

•	Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendments have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

•	Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospectively application is required. These amendments have no impact to the Group as the Group has not novated its derivatives during the current or prior periods.

•	IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payments, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. The adoption of IFRIC 21 has no impact on the Group as it has applied the recognition principles under IAS 37 Provision, Contingent liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Notes to the consolidated financial statements (continued)

•	Annual improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning as of January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

•	Annual improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning as of January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Group, since the Group is an existing IFRS preparer.

The Company has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

The significant areas are summarized below:

•	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.

•	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.

•	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.

•	Income tax – note 2.3.16 and note 15.

•	Cash flow hedges – note 2.3.2 (vii) and note 30 (b).

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Group will assess the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Group will assess the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2014 the exchange rates for transactions in United States dollars, published by this institution, were S/.2.981 for purchase and S/.2.989 for sale (S/.2.794 for purchase and S/.2.796 for sale as of December 31, 2013).

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the Group had the following assets and liabilities in United States dollars:

	2014	2013
	US$(000)	US$(000)
Assets
Cash and term deposits	164,612	150,472
Trade and other receivables	9,181	5,566
Advances to suppliers for work in progress	32,849	—

	206,642	156,038

Liabilities
Trade and other payables	17,700	13,263
Interest-bearing loans and borrowings	300,000	300,000

	317,700	313,263

	(111,058)	(157,225)

Cross currency swap position	120,000	—

Net monetary position	8,942	(157,225)

As of December 31, 2014, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for a portion of the Senior Notes denominated in US dollars, see note 14. As of December 31, 2013, the Group had no financial instruments to hedge its foreign exchange risk.

During 2014, 2013 and 2012, the net loss originated from exchange differences was approximately S/.14,791,000, S/.48,430,000 and S/.736,000, which were presented in the “Loss from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.	Cash and term deposits

(a)	This caption was made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Cash on hand	2,763	1,788	1,973
Cash at banks (b)	283,568	446,244	37,870
Short-term deposits (c)	294,168	528,920	29,992

Cash balances included in the consolidated statements of cash flows	580,499	976,952	69,835
Time deposits with original maturity greater than 90 days (c)	—	—	403,950

	580,499	976,952	473,785

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates. As of December 31, 2014 these bank accounts included approximately S/.233,234,000, related to the proceeds obtained on February 2013 through the issuance of Senior Notes, see note 14.

(c)	As of December 31, 2014, 2013 and 2012, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2015, 2014 and 2013, respectively. In addition, during 2012, the Group had time deposits with original maturities greater than 90 days (18 months), which were liquidated during 2013.

As of December 31, 2014, 2013 and 2012, the term deposits generated interests for S/.7,261,000, S/.26,300,000, and S/.22,194,000, respectively, see note 23. From these amounts S/.166,000 and S/.5,066,000 are pending of collection as of December 31, 2014 and 2013, respectively, see note 7(a).

These short-term deposits include approximately S/.119,240,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Trade receivables (b)	59,146	51,834	—	—
Funds restricted to tax payments	3,078	799	—	—
Loans to employees	1,063	1,126	—	—
Accounts receivable from Parent company and affiliates, note 25	557	409	—	—
Interests receivables, note 6(c)	166	5,066	—	—
Other accounts receivable	5,347	6,081	—	—
Allowance for doubtful accounts (e)	(352)	(395)	—	—

Financial assets classified as receivables (f)	69,005	64,920	—	—

Value-added tax credit (c)	41,655	3,622	43,978	36,322
Tax refund receivable (d)	183	—	9,970	9,970

Non-financial assets classified as receivables	41,838	3,622	53,948	46,292

	110,843	68,542	53,948	46,292

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.
(c)	The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. (Fosfatos) and the construction of a new cement plant in Piura. According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated on the future sales of Fosfatos and Cementos Pacasmayo S.A.A. This kind of tax credit never expires. From the total amount, S/.34,802,000 will be recovered in the long term when the phosphate project begins operations.
(d)	As of December 31, 2014, 2013 and 2012, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group’s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)	The movement of the allowance for doubtful accounts is as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Opening balance	395	168	63
Additions, note 20	—	227	105
Write-off, note 20	(43)	—	—

Ending balance	352	395	168

(f)	The aging analysis of trade and other accounts receivable as of December 31, 2014 and 2013, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2014	69,005	56,788	8,624	633	808	541	1,611
2013	64,920	58,050	2,849	2,241	371	303	1,106

See note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories

(a)	This caption is made up as follows:

	2014	2013
	S/.(000)	S/.(000)
Goods and finished products	18,951	19,102
Work in progress	69,711	59,561
Raw materials	77,107	70,868
Packages and packing	2,565	2,336
Fuel and carbon	69,316	98,728
Spare parts and supplies	77,660	71,198
Inventory in transit	13,906	18,277

	329,216	340,070
Less—Provision for inventory obsolescence and net realizable value (b)	(5,146)	(5,599)

	324,070	334,471

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Opening balance	5,599	7,791	4,513
Charge for the year	80	260	3,278
Recoveries	(533)	(2,452)	—

Final balance	5,146	5,599	7,791

During 2014, 2013 and 2012 S/.80,000, S/.260,000 and S/.3,278,000, respectively, were recognized as an expense for inventory obsolescence and for the inventory carried a net realizable value. During 2014 and 2013, the Company reversed part of the provision for inventory carried at net realizable value for S/.533,000 and S/,2,542,000, respectively.

9.	Available–for-sale financial investments

(a)	Movement in available-for-sale financial investments is as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Beginning balance	36,058	34,887	22,074
Fair value change recorded in other comprehensive income	(16,378)	1,171	12,813
Disposals (b)	(18,936)	—	—

Ending balance	744	36,058	34,887

(b)	Available-for-sale financial investments include the following:

	2014
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)
Equity securities – listed Peruvian company	450	294	744

Total	450	294	744

	2013
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)
Equity securities – listed Peruvian company	450	517	967
Equity securities – unlisted Peruvian company	8,399	26,692	35,091

Total	8,849	27,209	36,058

During the period there were no reclassifications between quoted and unquoted investments.

Notes to the consolidated financial statements (continued)

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock as of December 31, 2013. On October 10, 2014 the Company sold its available-for-sale financial investment in SIA for approximately US$6,514,000 (equivalent to S/.18,936,000). As a result of this disposal, in October 2014, the Company transferred a gain of S/. 10,537,000 from the OCI to the consolidated statement of profit or loss.

(c)	The breakdown of the investments in equity securities held for the years 2014 and 2013 is as follows (number of shares):

	2014	2013
Unión Andina de Cementos S.A.A. (*)	256,624	256,624
Sindicato de Inversiones y Administración S.A. (SIA) (**)	—	4,825

(*)	Represents 0.016% of its common shares.
(**)	Represents 1.30% of its common shares.

There were no changes in the movement of the number of shares of Union Andina de Cementos S.A.A. during the years ended as of December 31, 2014 and 2013.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Cost
As of January 1, 2013	83,101	56,829	211,842	228,353	647,902	28,287	108,584	39,201	4,575	335,299	1,743,973
Additions	2,590	29,109	5,263	—	8,324	963	8,233	2,632	—	143,485	200,599
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	1,264	1,264
Disposals	(204)	—	(44)	—	(211)	(76)	(2,319)	(27)	—	(1,660)	(4,541)
Transfers	621	—	—	64,304	108,881	83	2,322	654	—	(176,865)	—

As of December 31, 2013	86,108	85,938	217,061	292,657	764,896	29,257	116,820	42,460	4,575	301,523	1,941,295
Additions	3,486	12,771	2,508	—	26,462	746	3,247	1,722	—	535,612	586,554
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	16,282	16,282
Disposals	—	—	(1,504)	—	(531)	(90)	(1,443)	(190)	—	(11,436)	(15,194)
Transfers	—	—	—	2,678	30,580	—	663	1,396	—	(35,317)	—

As of December 31, 2014	89,594	98,709	218,065	295,335	821,407	29,913	119,287	45,388	4,575	806,664	2,528,937

Accumulated depreciation
As of January 1, 2013	13,452	7,679	—	31,451	112,203	23,229	34,802	28,979	1,349	—	253,144
Additions	97	—	—	7,777	36,035	505	8,565	2,892	—	—	55,871
Disposals	—	—	—	—	(52)	(76)	(681)	(16)	—	—	(825)

As of December 31, 2013	13,549	7,679	—	39,228	148,186	23,658	42,686	31,855	1,349	—	308,190
Additions	—	—	—	8,997	42,332	644	9,475	3,311	—	—	64,759
Disposals	—	—	—	—	(382)	(7)	(531)	(62)	—	—	(982)

As of December 31, 2014	13,549	7,679	—	48,225	190,136	24,295	51,630	35,104	1,349	—	371,967

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2014	31,942	69,660	217,808	230,041	622,201	5,514	67,629	10,252	—	805,929	2,060,976

As of December 31, 2013	28,456	56,889	216,804	236,360	607,640	5,495	74,106	10,573	—	300,788	1,537,111

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs by S/.15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/.95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/.44,103,000 corresponds to concessions costs. According to the management’s expectation the recovery amount of this zinc mining unit is zero.

(c)	There were no additions under finance leases during the years 2014 and 2013.

(d)	During 2014 and 2013 the Group capitalized borrowing costs by S/.16,282,000 and S/.1,264,000 mainly related with the expansion of the cement plant located in Piura. This project is expected to be completed during 2015. The carrying amount of these eligible assets was S/.534,961,000 as of December 31, 2014 (S/.60,676,000 as of December 31,2013). The rate used to determine the amount of borrowings costs eligible for capitalization was 5.13% as of December 31, 2014, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred in eligible assets.

(e)	The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2014.

(f)	Work in progress included in property, plant and equipment as of December 31, 2014 amounted to S/.805,929,000 (2013: S/.300,788,000) are mainly related to a cement plant under construction at the location of Piura, Peru.

11.	Exploration and evaluation assets

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/.(000)
Cost
As of January 1, 2013	49,486
Additions	9,844

As of December 31, 2013	59,330
Additions (b)	690
Disposals	(2,280)

As of December 31, 2014	57,740

(b)	During 2014, it mainly includes exploration costs related to brine project, located in the district of Morrope, Department of Lambayeque, developed by the subsidiary Salmueras Sudamericanas S.A.

As of December 31, 2014, the exploration and evaluation assets mainly include S/.33,469,000 related to brine project, S/.17,253,000 related to phosphates project, and S/.7,018,000 related to others minor projects.

Notes to the consolidated financial statements (continued)

(c)	As of December 31, 2014, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.	Trade and other payables

This caption is made up as follows:

	2014	2013
	S/.(000)	S/.(000)
Trade payables	70,826	62,618
Interests payable	15,916	14,889
Remuneration payable	16,172	14,305
Guarantee deposits	7,935	1,187
Taxes and contributions	7,218	10,304
Advances from customers	5,336	7,303
Board of Directors’ fees	3,999	5,083
Dividends payable, note 16(h)	3,453	4,554
Accounts payable to ASPI and its affiliates, note 25	—	279
Other accounts payable	6,714	6,375

	137,569	126,897

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables non-interest bearing and have an average term of 3 months.

Interest payable is normally settled monthly throughout the financial year.

For explanations on the Group’s liquidity risk management processes, refer to Note 29.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
At January 1, 2014	25,991	18,845	3,645	48,481
Additions, note 21	31,854	5,944	—	37,798
Unwinding of discount, note 24	—	598	—	598
Payments and advances	(28,492)	(3,428)	(474)	(32,394)

At December 31, 2014	29,353	21,959	3,171	54,483

Current portion	29,353	21,959	2,514	53,826
Non-current portion	—	—	657	657

	29,353	21,959	3,171	54,483

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
At January 1, 2013	24,029	11,669	4,909	40,607
Additions, note 21	29,184	6,701	—	35,885
Changes in estimates, note 22	—	—	(1,068)	(1,068)
Unwinding of discount, note 24	—	475	—	475
Payments and advances	(27,222)	—	(196)	(27,418)

At December 31, 2013	25,991	18,845	3,645	48,481

Current portion	25,991	—	1,993	27,984
Non-current portion	—	18,845	1,652	20,497

	25,991	18,845	3,645	48,481

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present

Notes to the consolidated financial statements (continued)

value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate. As of December 31, 2014 and 2013, the Group maintains a recorded liability for S/.21,959,000 and S/.18,845,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2014 and 2013, it corresponds to the provision for the future costs of rehabilitating the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management covering a six year period. The risk free discount rate used in the calculation of the present value of this provision as of December 31, 2014 and 2013 was 4.53%.

Management expects to incur in these expenses in the short-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Nominal interest rate	Maturity	2014	2013
	%		S/.(000)	S/.(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	883,564	824,022

			883,564	824,022
Less – current portion			—	—

Non-current portion			883,564	824,022

Notes to the consolidated financial statements (continued)

Senior Notes

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/.762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference will be used in capital expenditures to be incurred in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C.

As of December 31, 2014 and 2013, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss for S/.26,565,000, and S/.31,725,000, respectively, see note 24.

In the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, The Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

•	The fixed charge covenant ratio would be at least 2.5 to 1.

•	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2014 and 2013, the Company has not entered in any of the operations mentioned before.

As of December 31, 2014, the Group entered into cross currency swaps contracts (“CCS”) with the intention of reducing the foreign exchange risk of a portion of the Senior Notes which are denominated in US dollars, see note 30(b).

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities, net

This caption is made up as follows:

	As of January 01, 2013	Effect on profit or loss	Tax effect of available-for-sale investments	As of December 31, 2013	Effect on profit or loss	Tax effect of available-for-sale investments	As of December 31, 2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Movement of deferred income tax assets
Deferred income tax assets
Tax-loss carry forward	13,171	1,668	—	14,839	2,344	—	17,183
Provision for vacations	189	63	—	252	117	—	369
Other	78	(14)	—	64	2	—	66

	13,438	1,717	—	15,155	2,463	—	17,618

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	—	—	—	—	(443)	—	(443)

	—	—	—	—	(443)	—	(443)

Total deferred income tax assets, net	13,438	1,717	—	15,155	2,020	—	17,175

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,830	—	—	28,830	(3,844)	—	24,986
Long-term incentive plan	3,500	2,153	—	5,653	496	—	6,149
Provision for vacations	4,105	(489)	—	3,616	(210)	—	3,406
Other	3,478	(343)	—	3,135	105	—	3,240

	39,913	1,321	—	41,234	(3,453)	—	37,781

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(127,511)	920	—	(126,591)	13,284	—	(113,307)
Effect of available-for-sale investments	(7,812)	—	(352)	(8,164)	—	8,088	(76)
Net gain on cash flow hedge	—	—	—	—	(1,995)	—	(1,995)
Effect of costs of issuance of senior notes	—	(4,433)	—	(4,433)	755	—	(3,678)
Other	(4,898)	(35)	—	(4,933)	325	—	(4,608)

	(140,221)	(3,548)	(352)	(144,121)	12,369	8,088	(123,664)

Total deferred income tax liabilities, net	(100,308)	(2,227)	(352)	(102,887)	8,916	8,088	(85,883)

		(510)	(352)		10,936	8,088

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Accounting profit before income tax	266,257	234,678	229,343

At statutory income tax rate of 30%	79,877	70,403	68,803
Permanent differences
Dividends obtained from available-for-sale investments	(103)	(93)	(167)
Effect of tax-loss carry forward non-recognized	—	3,924	—
Non-deductible expenses, net	8,191	8,161	5,107
Effect of the change in income tax-rate	(10,497)	—	—

At the effective income tax rate of 29% in 2014 (2013: 35%, 2012: 32%)	77,468	82,395	73,743

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% starting from 2019 onwards. This reduction on future tax rates had a net impact of S/.10,497,000 as a reduction of the deferred income tax liability of the Group, such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss in 2014.

The income tax expenses shown for the years ended December 31, 2014, 2013 and 2012 are:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Consolidated statements of profit or loss
Current	88,404	81,885	85,592
Deferred	(10,936)	510	(11,849)

	77,468	82,395	73,743

The income tax recorded directly to other comprehensive income during the year 2014 is a gain of S/.8,088,000, during 2013 and 2012 was a loss of S/.352,000 and S/.3,844,000, respectively. The income tax recorded in OCI during the years 2014, 2013 and 2012 is related to unrealized gain (loss) on available for sale financial assets.

As of December 31, 2014, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/.17,183,000 (S/.14,839,000 and S/.13,171,000 as of December 31, 2013 and 2012, respectively). The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/.255,000.

Notes to the consolidated financial statements (continued)

As of December 31, 2014, 2013 and 2012, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, temporary difference associated with investments in subsidiaries, would generated a deferred tax liability aggregate to S/.39,641,000 (2013: S/.38,888,000), which should not be recognize in the consolidated financial statements according with IAS 12.

There are no income tax consequences attached to the payment of dividends in 2014, 2013 or 2012 by the Group to its shareholders. In December 2014, Peruvian Government approved the increase of rate to dividend to not-domiciled from 4.1% to 6.8% to be effective in 2015 and 2016, to 8% during 2017 and 2018 and 9.3% since 2019 onwards.

16.	Equity

(a)	Share capital -

As of December 31, 2014, 2013 and 2012 share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Nuevo Sol per share. From the total outstanding common shares as of December 31, 2014 and 2013, 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

Issuance of common shares in 2012 -

At the Board of Directors’ Meeting held on January 6, 2012, it was agreed to the issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC. As a consequence, on February 7, 2012 the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,540,000 (net of related commissions and costs), equivalent to S/.591,869,000.

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions and costs), equivalent to S/.68,616,000.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.556,424,000 (net of commissions and other related costs for S/.27,490,000 and tax effects for S/.7,423,000) and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

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

Notes to the consolidated financial statements (continued)

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

As of December 31, 2014 and 2013, the Company has 50,503,124 investment shares subscribed and fully paid, with a nominal value of one Nuevo Sol per share, and as of December 31, 2011, the Company had 49,575,341 investment shares, subscribed and fully paid, with a nominal value of one Nuevo Sol per share. On March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company. The total investment shares offered by the Company were 13,574,990, from these only 927,783 were exercised, equivalent to S/.928,000.

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

Notes to the consolidated financial statements (continued)

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Unrealized net gain on available for-sale investments -

This reserve records fair value changes on available-for-sale financial assets.

(g)	Foreign currency translation reserve -

The foreign currency translation reserve was used to record exchange differences arising from the translation of the financial statements of the subsidiary Zemex LLC.

(h)	Distributions made and proposed -

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Cash dividends on ordinary shares declared and paid
Dividend for 2014: S/.0.20000 per share (2013: S/.0.10000 per share, 2012: S/.0.08935 per share)	116,393	58,196	52,000

	116,393	58,196	52,000

Proposed dividend on ordinary shares are subject to approval at the annual general meeting and are not recognized as a liability as at 31 December.

As of December 31, 2014 and 2013, dividends payable amount to S/.3,453,000 and S/.4,554,000, respectively. In order to comply with Peruvian law requirements, S/.1,670,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(i)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary held on March 6, 2014, and July 1, 2014, agreed a contribution of S/.7,100,000 and S/.2,000,000, respectively. The General Shareholders’ Meeting held on July 15, 2013, agreed a contribution of S/.10,000,000. During the year ended December 31, 2014, the contribution made by Quimpac S.A. amounted to S/.1,050,000 (S/.1,152,000 during the year 2013).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

Notes to the consolidated financial statements (continued)

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,234,000 and S/.1,355,000, during the years 2014 and 2013, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively. In connection with this agreement, during the year ended December 31, 2013, the contribution made by MCA Phosphates Pte. amounted to US$ 6,750,000 (equivalent to S/.18,730,000).

Fosfatos del Pacifico S.A. has a brick plant which is in a commissioning period. Regarding this project, the General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 approved a capital contribution up to US$3,300,000 from the Company, which will not include a change in the percentage interests held by the current shareholders. This capital contribution is destined to achieve nominal capacity of the brick plant. The effect of the difference on capital contributions and interests maintained by each shareholder amounted to S/.1,269,000 and S/.829,000 during the year 2014 and 2013, respectively, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.	Sales of goods

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Cement, concrete and blocks	1,085,366	1,102,079	972,241
Building materials	95,405	103,293	143,165
Quicklime	61,051	31,851	52,738
Other	757	2,465	1,664

	1,242,579	1,239,688	1,169,808

Notes to the consolidated financial statements (continued)

18.	Cost of sales

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Beginning balance of goods and finished products, note 8(a)	19,102	23,924	22,209
Beginning balance of work in progress, note 8(a)	59,561	56,018	52,642
Consumption of miscellaneous supplies	306,187	295,012	287,664
Maintenance and third-party services	124,273	124,609	164,502
Shipping costs	106,636	94,485	93,085
Personnel expenses, note 21(b)	71,298	72,493	67,805
Depreciation	52,132	45,518	37,259
Other manufacturing expenses	42,836	53,411	40,250
Costs of packaging	30,785	29,432	27,584
Ending balance of goods and finished products, note 8(a)	(18,951)	(19,102)	(23,924)
Ending balance of work in progress, note 8(a)	(69,711)	(59,561)	(56,018)

	724,148	716,239	713,058

19.	Administrative expenses

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Personnel expenses, note 21 (b)	100,490	106,366	91,683
Third-party services	64,424	72,594	81,978
Depreciation and amortization	12,627	10,353	10,695
Donations	5,934	6,256	6,750
Board of Directors compensation	4,887	5,618	5,103
Consumption of supplies	3,035	3,691	3,204
Taxes	2,870	3,396	2,828
Environmental expenditures, note 27	588	641	826

	194,855	208,915	203,067

Notes to the consolidated financial statements (continued)

20.	Selling and distribution expenses

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Personnel expenses, note 21(b)	15,438	14,517	13,960
Advertising and promotion	9,710	10,538	10,826
Third-party services	2,812	1,694	1,157
Provision (recovery) for doubtful accounts, note 7(e)	(43)	227	105
Other	2,617	2,841	4,817

	30,534	29,817	30,865

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Wages and salaries	93,628	100,486	87,990
Workers ‘profit sharing, note 13	31,854	29,184	27,522
Severance payments	18,728	19,432	17,451
Legal bonuses	12,932	13,530	12,892
Vacations	11,719	10,682	13,225
Long-term compensation, note 13	5,944	6,701	5,529
Training	1,945	2,817	2,903
Others	10,476	10,544	5,936

	187,226	193,376	173,448

(b)	Employee benefits expenses are allocated as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Cost of sales, note 18	71,298	72,493	67,805
Administrative expenses, note 19	100,490	106,366	91,683
Selling and distribution expenses, note 20	15,438	14,517	13,960

	187,226	193,376	173,448

Notes to the consolidated financial statements (continued)

22.	Other operating income, net

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Net (gain) loss on disposal of property, plant and equipment	(6,466)	(2,555)	3,901
Recovery of expenses	1,346	9,009	2,413
Income from land rental and office lease, note 25	547	461	449
Income from management and administrative services provided to Parent company, note 25	498	397	376
Sales of miscellaneous supplies and laboratory tests	15	566	1,420
Changes in the estimation of rehabilitation provision, note 13	—	1,068	—
Dissolution of Zemex LLC (a)	—	(910)	—
Other minor-less than S/.200,000, net	1,020	245	(853)

	(3,040)	8,281	7,706

(a)	During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/.1,024,000) was distributed to the non-controlling interest. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made. The effect of the dissolution of this subsidiary was an expense of S/.910,000.

23.	Finance income

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Interest on term deposits, note 6(c)	7,261	26,300	22,194
Gain on financial instrument	3,650	—	—
Interests on accounts receivable	451	604	567
Dividends received	343	309	558
Interest on loans granted to Parent company, note 25	—	—	7

	11,705	27,213	23,326

Notes to the consolidated financial statements (continued)

24.	Finance costs

This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Interest on senior notes, note 14	26,565	31,725	—
Amortization of costs of issuance of senior notes	1,644	1,493	—
Commissions on cross currency swap	1,626	—	—
Interest on loans and borrowings	—	2,579	14,655
Commissions on prepayments of debts	—	808	7,354
Finance charges under finance leases	—	—	952
Other	763	23	670

Total interest expense	30,598	36,628	23,631
Unwinding of discount of long-term incentive plan, note 13	598	475	140

Total finance costs	31,196	37,103	23,771

25.	Related party disclosure

Transactions with related entities -

During the years 2014, 2013 and 2012, the Company carried out the following transactions with its parent Company: Inversiones ASPI S.A. and its affiliates:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	11	9	7
Fees for management and administrative services	492	389	365
Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Income from office lease	11	9	7
Fees for management and administrative services	6	8	11
Compañía Minera Ares S.A.C. (Ares)
Income from land rental services	293	278	273
Income from office lease	232	165	162
Interest on loans	—	—	7
Expense
Security services provided by Compañía Minera Ares	1,350	1,372	1,160
Other transactions
Loans provided to Sercopa	—	—	240

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2014 and 2013:

	2014		2013
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Inversiones ASPI S.A.	187	—	62	14
Other	370	—	347	265

	557	—	409	279

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2014, 2013 and 2012, the Group has not recorded impairment of receivables relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2014, the total short term compensations amounted to S/. 20,225,000 (2013: S/.21,342,000, 2012: S/.20,687,000) and the total long term compensations amounted to S/.5,944,000 (2013: S/.6,701,000, 2012: S/.6,000,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

26.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2014, 2013 and 2012.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2014 S/.(000)	2013 S/.(000)	2012 S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	192,827	155,634	159,005

	2014	2013	2012
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	581,964	570,072

	2014	2013	2012
	S/.	S/.	S/.
Basic and diluted earnings for common and investment shares	0.33	0.27	0.28

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

Operating lease commitments – Group as lessor

As of December 31, 2014, 2013 and 2012, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provides an annual rent of S/.293,000, S/.278,000 and S/.273,000, respectively.

Operating lease commitments – Group as lessee

In May, 2013, the Group signed a contract with a third party to lease a land near a marine area located in the north of Peru. The lease has a term of maturity of 30 years. The expense for the years 2014 and 2013 amounted to S/.512,000 in both years, and it was recognized in the administrative expenses caption in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Future minimum rentals payable under non-cancellable operating leases as of December 31, 2014 and 2013 are as follows:

	2014	2013
	S/.(000)	S/.(000)
Within one year	598	559
After one year but not more than 3 years	9,565	5,033
After three 3 years but not more than five years	9,565	8,947
More than five years	105,213	102,893

	124,941	117,432

Capital commitments

As of 31 December 2014, the Group had the following main commitments:

•	Construction of a cement plant located in Piura by S/.83,795,000.

•	Development activities of phosphoric rock by S/.862,000.

•	Commissioning of a diatomites brick plant in the North of Peru by S/.281,000.

•	Transmission line related to the cement plant located in Piura by S/.1,509,000.

•	Commitment for development of brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2014 the Group has made contributions for US$18,129,000.

Others commitments

•	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.

•	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

•	Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.

Put and call options (“deadlock put/call options”)

According to the shareholders’ agreement subscribed between the Company and MCA, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos’ shares to the Company. At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos’ shares. MCA has no restrictions to sell its non-controlling interest during any time to third parties. The only other condition for the put and call is that each party must have own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible. The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the company, the put option does not represent a financial liability at the consolidated statement of financial position date.

Notes to the consolidated financial statements (continued)

Mining royalty -

Third parties

The subsidiary Fosfatos del Pacífico S.A., signed an agreement for the transfer of mining concession with the Peruvian Government, Fundacion Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/.694,000, S/.672,000 and S/.612,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

In December 2013, the Company signed an agreement with a third party, related to the usufruct, surface and servitude of the subjacent land of the Bayovar concession, to carry out other non-metallic mining activities relating the commissioning of the cement plant under construction in Piura. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2014 amounted to S/.1,686,000, and was recognized as part of property, plant and equipment on the balance sheet.

Peruvian government

According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2014, 2013 and 2012 amounted to S/.603,000, S/.461,000, and S/.366,000, respectively, and recorded in the consolidated statement of profit or loss.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2014 and 2013, the rate of income tax is 30 percent on taxable income after deducting the workers’ profit sharing, which is calculated at a rate of 8 to 10% on taxable income.

In attention to the 30296 Act, the tax rate applicable income on taxable income, after deducting the participation of workers is as follows:

•	Exercise 2015 and 2016: 28 percent.

•	Exercise 2017 and 2018: 27 percent.

•	Exercise 2019 onwards: 26 percent.

Legal persons not domiciled in Peru and individuals are subject to retention of an additional tax on dividends received.

Notes to the consolidated financial statements (continued)

In this regard, attention to the 30296 Act, the additional tax on dividend income generated is as follows:

4.1 percent of the profits generated until December 31, 2014.

For the profits generated from 2015 onwards, whose distribution is made after that date the percentages will be the following:

•	2015 and 2016: 6.8 percent.

•	2017 and 2018: 8 percent.

•	2019 onwards: 9.3 percent.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group’s Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2014 and 2013.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax
Cemento Pacasmayo S.A.A.	2011-2014	2010-2014
Cementos Selva S.A.	2009/2011-2014	2011-2014
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2014	2010-2014
Empresa de Transmisión Guadalupe S.A.C.	2010-2014	2010-2014
Fosfatos del Pacífico S.A.	2010-2014	2010-2014
Salmueras Sudamericanas S.A.	2011-2014	2011-2014
Calizas del Norte S.A.C.	2014	2013-2014
Corianta S.A. (*)	2010-2011	(**)
Tinku Generacion S.A.C. (*)	2010-2011	Dec. 2010-2011

(*)	These subsidiaries were merged with the Company in December 2011.
(**)	The years open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2014 and 2013.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2013 and the only change on this subject in the consolidated financial statements as of December 31, 2014 is the approval by the Peruvian authorities as of March and December 2014, of the EIS (Environmental Impact Study) presented by the Group for its phosphates and brine project.

Notes to the consolidated financial statements (continued)

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

The Peruvian authorities approved the PES, DES and EIS presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2014	2013	2012
					S/.(000)	S/.(000)	S/.(000)
Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	206	230	312
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	287	339	280
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	80	72	171
Bayovar	Phosphoric rock	OF.02121-2009 and 260-2014/PRODUCE	2009/2014	DES/EIS	15	—	32
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	EIS	—	—	31

					588	641	826

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.588,000, S/.641,000 and S/.826,000 during 2014, 2013 and 2012, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19. As of December 31, 2014 and 2013, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2014 and 2013, the Group maintains a provision for the closing of a mining unit (Bongara), which is currently without operations, amounting to S/.3,171,000 and S/.3,645,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.16,069,000. From this total amount, S/.1,186,000 corresponded to labor claims from former employees, S/.7,681,000 is related to property tax assessment received from Pacasmayo District Municipality for periods from 2009 to 2014, and S/.2,298,000 and S/.4,904,000 related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2014 and 2013.

28.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2014%	2013%
Fosfatos del Pacífico S.A.	Peru	30.00	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)	Accumulated balances of material non-controlling interest:

	2014	2013
	S/.(000)	S/.(000)
Fosfatos del Pacífico S.A.	66,459	68,420
Salmueras Sudamericanas S.A.	11,686	10,210

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Fosfatos del Pacífico S.A.	3,230	2,248	2,876
Salmueras Sudamericanas S.A.	808	1,035	933

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/.(000)	S/.(000)
2014
Administrative expenses	(12,216)	(3,677)
Other expenses	(140)	(9)
Finance income	223	(44)

Profit before tax	(12,133)	(3,730)
Income tax	1,368	511

Total comprehensive income	(10,765)	(3,219)

Attributable to non-controlling interest	(3,230)	(808)
Dividends paid to non-controlling interest	—	—
2013
Administrative expenses	(11,733)	(5,992)
Other income (expenses)	256	83
Finance income	520	148

Loss before tax	(10,957)	(5,761)
Income tax	3,462	1,639

Total comprehensive income	(7,495)	(4,122)

Attributable to non-controlling interest	(2,248)	(1,035)
Dividends paid to non-controlling interest	—	—
2012
Administrative expenses	(13,053)	(5,888)
Other expenses	(133)	—
Finance income	312	631

Profit before tax	(12,874)	(5,257)
Income tax	3,286	1,541

Total comprehensive income	(9,588)	(3,716)

Attributable to non-controlling interest	(2,876)	(933)
Dividends paid to non-controlling interest	—	—

Notes to the consolidated financial statements (continued)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/.(000)	S/.(000)
2014
Cash, inventories and other current assets	7,675	2,186
Other receivables, property, plant and equipment and other non-current assets	229,948	44,634
Trade and other payables current	(16,091)	(263)

Total equity	221,532	46,557

Attributable to:
Equity holders of parent	155,073	34,871
Non-controlling interest	66,459	11,686
2013
Cash, inventories and other current assets	39,029	138
Other receivables, property, plant and equipment and other non-current assets	194,727	45,654
Trade and other payables current	(5,689)	(5,116)

Total equity	228,067	40,676

Attributable to:
Equity holders of parent	159,647	30,466
Non-controlling interest	68,420	10,210

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/.(000)	S/.(000)
2014
Net cash flows used in operating activities	(15,986)	(4,787)
Net cash flows used in investing activities	(29,595)	(186)
Net cash flows provided from financing activities	13,830	7,100

Net (decrease) increase in cash and cash equivalents	(31,751)	2,127

2013
Net cash flows used in operating activities	(19,935)	(8,835)
Net cash flows used in investing activities	(46,207)	(5,748)
Net cash flows provided from financing activities	65,205	12,000

Net decrease in cash and cash equivalents	(937)	(2,583)

2012
Net cash flows used in operating activities	(17,282)	(7,020)
Net cash flows used in investing activities	(34,637)	(16,428)
Net cash flows provided from financing activities	87,380	20,000

Net increase (decrease) in cash and cash equivalents	35,461	(3,448)

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s main financial assets include cash and term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. Derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market risk. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, available-for-sale financial investments and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2014 and 2013. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2014.

The following assumptions have been made in calculating the sensitivity analyses:

•	The sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2014 and 2013, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2014 and 2013, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

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

Since November of 2014, the Group hedges its exposure to fluctuations on the translation into Nuevos Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2014	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)
	+5	1,334
	+10	2,669
	-5	(1,334)
	-10	(2,669)

2013	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)
	+5	(21,972)
	+10	(43,944)
	-5	21,972
	-10	43,944

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. In order to calculate the sensitivity to the price of the coal, the Group uses the purchases of this raw material of the last twelve months.

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)
2014
	+10	(1,162)
	-10	1,162
2013
	+10	(4,795)
	-10	4,795

Notes to the consolidated financial statements (continued)

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed equity securities at fair value was S/.744,000, see note 9(a). A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.75,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2014 and 2013, the Group had 3 and 2 customers, respectively, that owed the Group more than S/.3,000,000 each accounted for approximately 22% for all receivables owing. There were 20 and 18 customers as of December 31, 2014 and 2013, respectively, with balances smaller than S/.700,000 each and accounting for over 63% of the total amounts receivable.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. This calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Notes to the consolidated financial statements (continued)

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2014 and 2013, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in note 6, except for derivative financial instruments. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

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

As of December 31, 2014 no portion of Senior Notes will mature in less than one year.

Excessive risk concentration –

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
As of December 31, 2014
Interest-bearing loans	—	—	—	—	883,564	883,564
Interests	—	20,176	20,176	161,406	141,230	342,988
Trade and other payables	—	115,612	14,739	—	—	130,351
As of December 31, 2013
Interest-bearing loans	—	—	—	—	824,022	824,022
Interests	—	18,873	18,873	150,984	169,857	358,587
Trade and other payables	279	112,560	3,754	—	—	116,593

The disclosed financial derivative instruments in the above table are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
As of December 31, 2014
Inflows	—	—	—	—	87,414	87,414
Outflows	—	(910)	(4,247)	(33,169)	(26,368)	(64,694)

Net	—	(910)	(4,247)	(33,169)	61,046	22,720

Discounted at the applicable interbank rates	—	(910)	(4,150)	(29,821)	47,132	12,251

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of any interest-bearing loans and borrowing in the current period.

Notes to the consolidated financial statements (continued)

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

30.	Financial assets and financial liabilities

(a)	Financial asset and liabilities –

Financial assets -

	2014	2013
	S/.(000)	S/.(000)
Financial instruments at fair value through OCI
Cash flow hedge (cross currency swaps)	12,251	—

Total cash flow hedge	12,251	—

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	744	967
Unquoted equity shares	—	35,091

Total available-for-sale investments, note 9(b)	744	36,058

Total financial instruments at fair value	12,995	36,058

Total current	—	—
Total non-current	12,995	36,058

	12,995	36,058

Financial instruments at fair value through OCI reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables are non-derivative financial assets carried at amortized cost, held to maturity and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group include trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

Notes to the consolidated financial statements (continued)

(b)	Hedging activities and derivatives -

Cash flow hedges -

Foreign currency risk -

Cross currency swap contracts measured at fair value through OCI area designated as hedging instruments in cash flows hedges of a portion of Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$120,000,000.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

2014
	Assets	Liabilities
	S/.(000)	S/.(000)
Cross currency swap contracts designated as hedging instruments
Fair value	12,251	—

	12,251	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized gain of S/.4,926,000 is included in OCI. The amounts retained in OCI as of December 31, 2014 are expected to mature and affect the consolidated statement of profit or loss in 2023.

(c)	Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Financial assets
Derivatives financial assets – Cross currency swaps	12,251	—	12,251	—
Available-for-sale financial investments	744	36,058	744	36,058

Total financial assets—non-current	12,995	36,058	12,995	36,058

Financial liabilities
Financial obligations:
Senior Notes / Loans at fixed rates	883,564	824,022	814,313	738,527

Total financial liabilities	883,564	824,022	814,313	738,527

Management assessed that cash and term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to the consolidated financial statements (continued)

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between wiling parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

•	The fair value of the quoted senior notes is based on price quotations at the reporting date. The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2014 and 2013.

•	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

•	Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Notes to the consolidated financial statements (continued)

(d)	Fair value measurement -

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	12,251	—	12,251	—
Available-for-sale financial investments (Note 9):
Quoted equity shares	744	744	—	—

Total financial assets	12,995	744	12,251	—

Liabilities for which fair values are disclosed:
Senior Notes	814,313	—	814,313	—

Total financial liabilities	814,313	—	814,313	—

Notes to the consolidated financial statements (continued)

There have been no transfers between levels during the period ending December 31, 2014.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2013 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Available-for-sale financial investments (Note 9):
Quoted equity shares	967	967	—	—
Unquoted equity shares	35,091	—	35,091	—

Total financial assets	36,058	967	35,091	—

Liabilities for which fair values are disclosed:
Senior Notes	738,527	—	738,527	—

Total financial liabilities	738,527	—	738,527	—

There have been no transfers between levels during the period ending December 31, 2013.

Notes to the consolidated financial statements (continued)

31.	Segment information

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

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2014
Cement, concrete and blocks	1,085,366	—	1,085,366	506,511	6,619	(168,544)	(28,167)	(28,925)	10,461	(13,604)	284,351	(82,732)	201,619
Construction supplies	95,405	—	95,405	2,874	91	(1,455)	(1,754)	—	35	(16)	(225)	65	(160)
Quicklime	61,051	—	61,051	9,114	829	(11,054)	(549)	(2,267)	772	(1,085)	(4,240)	1,234	(3,006)
Other	757	—	757	(68)	(42)	(13,802)	(64)	(4)	437	(86)	(13,629)	3,965	(9,664)

Consolidated	1,242,579	—	1,242,579	518,431	7,497	(194,855)	(30,534)	(31,196)	11,705	(14,791)	266,257	(77,468)	188,789

2013
Cement, concrete and blocks	1,102,079	2	1,102,081	514,785	12,257	(184,365)	(27,591)	(35,714)	25,341	(46,588)	258,125	(90,627)	167,498
Construction supplies	103,293	48	103,341	3,363	445	(2,054)	(1,893)	(2)	52	4	(85)	30	(55)
Quicklime	31,851	—	31,851	5,035	289	(5,997)	(253)	(1,387)	990	(1,857)	(3,180)	1,116	(2,064)
Other	2,465	2,896	5,361	266	(4,710)	(16,499)	(80)	—	830	11	(20,182)	7,086	(13,096)
Adjustments and eliminations	—	(2,946)	(2,946)	—	—	—	—	—	—	—	—	—	—

Consolidated	1,239,688	—	1,239,688	523,449	8,281	(208,915)	(29,817)	(37,103)	27,213	(48,430)	234,678	(82,395)	152,283

2012
Cement, concrete and blocks	972,241	1,415	973,656	440,502	3,326	(169,157)	(27,123)	(22,250)	20,529	(431)	245,396	(78,905)	166,491
Construction supplies	143,165	980	144,145	4,898	354	(2,669)	(2,406)	—	56	(21)	212	(68)	144
Quicklime	52,738	—	52,738	12,898	43	(10,051)	(820)	(1,520)	1,441	(23)	1,968	(632)	1,336
Other	1,664	2,567	4,231	(1,548)	3,983	(21,190)	(516)	(1)	1,300	(261)	(18,233)	5,862	(12,371)
Adjustments and eliminations	—	(4,962)	(4,962)	—	—	—	—	—	—	—	—	—	—

Consolidated	1,169,808	—	1,169,808	456,750	7,706	(203,067)	(30,865)	(23,771)	23,326	(736)	229,343	(73,743)	155,600

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2014
Cement, concrete and blocks	2,744,140	—	2,744,140	1,129,792	557,307	(58,881)	430
Construction supplies	28,215	—	28,215	32,858	—	—	—
Quicklime	129,483	—	129,483	—	—	(4,582)	—
Other	326,071	12,995	339,066	7,569	29,937	(1,296)	23

Consolidated	3,227,909	12,995	3,240,904	1,170,219	587,244	(64,759)	453

2013
Cement, concrete and blocks	2,596,649	—	2,596,649	1,051,566	155,657	(50,409)	(260)
Construction supplies	21,773	—	21,773	45,839	47	(59)	—
Quicklime	134,924	—	134,924	—	2,904	(4,333)	—
Other	325,133	36,058	361,191	7,662	51,986	(1,070)	2,452

Consolidated	3,078,479	36,058	3,114,537	1,105,067	210,594	(55,871)	2,192

2012
Cement, concrete and blocks	1,929,599	—	1,929,599	445,985	215,647	(45,738)	(830)
Construction supplies	23,122	—	23,122	33,728	15	(71)	—
Quicklime	133,748	—	133,748	—	—	(1,607)	—
Other	261,968	34,887	296,855	9,496	54,570	(538)	(2,448)

Consolidated	2,348,437	34,887	2,383,324	489,209	270,232	(47,954)	(3,278)

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.28,518,000, S/.22,450,000 and S/.21,105,000 in 2014, 2013 and 2012, respectively.

Capital expenditure consists of S/.587,244,000, S/.210,594,000 and S/.270,232,000 in December 2014, 2013 and 2012, respectively, corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2014, 2013 and 2012, there were no purchases of assets through capital leases.

During 2014 there were no inter-segment revenues. Inter-segment revenues of S/.2,946,000 and S/.4,962,000 during the years ended as of December 31, 2013 and 2012, respectively were eliminated on consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2014 corresponds to the available-for-sale investments caption and other financial instruments for approximately S/.744,000 and S/.12,251,000, respectively, which are not allocated to a segment. As of December 31, 2013 corresponds to the available-for-sale investments caption for approximately S/.36,058,000.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2014 and December 31, 2013, all non-current assets are located in Peru.

32.	Events after the reporting period

On January 22, 2015 and April 10, 2015 Cementos Pacasmayo S.A.A. closed the terms of three cross currency swaps contracts (“CCS”) for an aggregate amount of US$50,000,000 with the purpose of hedging the foreign exchange risk of a portion of its Senior Notes.