Form 20-F/A
period 2014-12-31
CEMENTOS PACASMAYO SAA
filed 2016-01-14
CIK 1221029

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

Note: At December 31, 2014, 531,461,479 common shares and 50,503,124 investment shares were outstanding.

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

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) is being filed to include the legal name of our independent registered public accounting firm as Paredes, Zaldivar, Burga & Asociados SCRL. Our annual report on Form 20-F for the year ended December 31, 2014 originally filed on April 30, 2015 (the “Form 20-F”) while identifying the signing person it omitted the name of our independent registered public accounting firm. While the legal name of our independent public accounting firm was changed, it remains the same legal entity.

This Amendment No. 1 consists of a cover page, this explanatory note, the corrected Item 15, Item 19, the corrected audit opinion on page F1, the signature page and the certifications of the chief executive officer and chief financial officer of the Registrant.

This Amendment No. 1 makes no changes to the financial statements of the Registrant included in the Form 20-F, other than to include the legal name of our independent public accounting firm, as described above. Except as described above, this Amendment No. 1 does not amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

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

C.	Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited Cementos Pacasmayo S.A.A. and subsidiaries’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Cementos Pacasmayo S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Lima, Perú,

April 30, 2015

Paredes, Zaldivar, Burga y Asociados SCRL

Countersigned by:

/S/ Carlos Valdivia

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

Date: January 13, 2016

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

Consolidated financial statements as of December 31, 2014 and 2013 together with the Independent Auditors’ Report

Content

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company´s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A. and subsidiaries´s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2015

Paredes, Zaldívar, Burga y Asociados SCRL

Signed by:

/S/ Carlos Valdivia
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

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2014, 2013 and 2012

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid- in capital	Legal reserve	Unrealized gain (loss) on available-for- sale investments	Unrealized gain on cash flow hedge	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Balance as of January 1, 2012	418,777	49,575	—	90,451	9,257	—	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	—	—	—	—	—	—	—	159,005	159,005	(3,405)	155,600
Other comprehensive income	—	—	—	—	8,969	—	(287)	—	8,682	(34)	8,648

Total comprehensive income	—	—	—	—	8,969	—	(287)	159,005	167,687	(3,439)	164,248
Proceeds from the issue of common and investment shares, note 16 (a) y (b)	111,484	928	561,191	—	—	—	—	—	673,603	—	673,603
Appropriation of legal reserve, note 16 (e)	—	—	—	14,770	—	—	—	(14,770)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	—	(52,000)	(52,000)	—	(52,000)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	—	—	—	—	—	—	4,922	6,122	—	6,122
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,713)	—	—	—	—	—	(2,713)	2,713	—

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	—	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	—	—	—	—	—	—	—	155,634	155,634	(3,351)	152,283
Other comprehensive income	—	—	—	—	819	—	1,515	—	2,334	76	2,410

Total comprehensive income	—	—	—	—	819	—	1,515	155,634	157,968	(3,275)	154,693
Refund of capital in subsidiary to non-controlling interests, note 22 (a)	—	—	—	—	—	—	—	—	—	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	—	—	—	14,612	—	—	—	(14,612)	—	—	—
Dividends, note 16 (h)	—	—	—	—	—	—	—	(58,196)	(58,196)	—	(58,196)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,184)	—	—	—	—	—	(2,184)	2,184	—

Balance as of December 31, 2013	531,461	50,503	556,294	119,833	19,045	—	—	653,704	1,930,840	78,630	2,009,470
Profit for the year	—	—	—	—	—	—	—	192,827	192,827	(4,038)	188,789
Other comprehensive loss	—	—	—	—	(18,827)	4,926	—	—	(13,901)	—	(13,901)

Total comprehensive income	—	—	—	—	(18,827)	4,926	—	192,827	178,926	(4,038)	174,888
Appropriation of legal reserve, note 16(e)	—	—	—	33,402	—	—	—	(33,402)	—	—	—
Terminated dividends, note 16(h)	—	—	—	1,670	—	—	—	—	1,670	—	1,670
Dividends, note 16 (h)	—	—	—	—	—	—	—	(116,393)	(116,393)	—	(116,393)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	1,050	1,050
Other adjustments of non-controlling interests, note 16(i)	—	—	(2,503)	—	—	—	—	—	(2,503)	2,503	—

Balance as of December 31, 2014	531,461	50,503	553,791	154,905	218	4,926	—	696,736	1,992,540	78,145	2,070,685

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

Notes to the consolidated financial statements (continued)

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

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group´s voting rights and potential voting rights.

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

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

Notes to the consolidated financial statements (continued)

Put options

Put options granted to non-controlling interests with exercise contingencies that are under the control of the Company, do not give rise to a financial liability. The contingencies that would trigger exercisability of the deadlock put/call are based on events under the Company´s control and therefore do not represent a financial liability.

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

At inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument´s fair value in offsetting the exposure to changes in the hedged item´s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

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

•	Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendments have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

•	Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospectively application is required. These amendments have no impact to the Group as the Group has not novated its derivatives during the current or prior periods.

•	IFRIC 21 Levies

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

8.	Inventories

(a)	This caption is made up as follows:

	2014	2013
	S/.(000)	S/.(000)
Goods and finished products	18,951	19,102
Work in progress	69,711	59,561
Raw materials	77,107	70,868
Packages and packing	2,565	2,336
Fuel and carbon	69,316	98,728
Spare parts and supplies	77,660	71,198
Inventory in transit	13,906	18,277

	329,216	340,070
Less - Provision for inventory obsolescence and net realizable value (b)	(5,146)	(5,599)

	324,070	334,471

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Opening balance	5,599	7,791	4,513
Charge for the year	80	260	3,278
Recoveries	(533)	(2,452)	—

Final balance	5,146	5,599	7,791

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

Notes to the consolidated financial statements (continued)

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

For explanations on the Group´s liquidity risk management processes, refer to Note 29.

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

Notes to the consolidated financial statements (continued)

Senior Notes

The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors´ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/.762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference will be used in capital expenditures to be incurred in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C.

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

Notes to the consolidated financial statements (continued)

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

Compensation of key management personnel of the Group –

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

Put and call options (“deadlock put/call options”)

According to the shareholders´ agreement subscribed between the Company and MCA, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company. At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos´ shares. MCA has no restrictions to sell its non-controlling interest during any time to third parties. The only other condition for the put and call is that each party must have own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible. The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the company, the put option does not represent a financial liability at the consolidated statement of financial position date.

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

Mining royalty expense paid to the Peruvian Government for 2014, 2013 and 2012 amounted to S/.603,000,S/.461,000, and S/.366,000, respectively, and recorded in the consolidated statement of profit or loss.

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

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

30.	Financial assets and financial liabilities

(a)	Financial asset and liabilities -

Financial assets -

	2014	2013
	S/.(000)	S/.(000)
Financial instruments at fair value through OCI
Cash flow hedge (cross currency swaps)	12,251	—

Total cash flow hedge	12,251	—

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	744	967
Unquoted equity shares	—	35,091

Total available-for-sale investments, note 9(b)	744	36,058

Total financial instruments at fair value	12,995	36,058

Total current	—	—
Total non-current	12,995	36,058

	12,995	36,058

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

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

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