Form 20-F
period 2015-12-31
CEMENTOS PACASMAYO SAA
filed 2016-04-29
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Javier Durand, Esq., General Counsel

Tel. +51-1-317-6000

Calle La Colonia 150

Urb. El Vivero - Lima, Peru

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, par value S/1.00 per share, in the form of American Depositary Shares, each representing five Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2015	531,461,479 common shares 13,226,544 investment shares[1]

Note: At April 29, 2016, 531,461,479 common shares and 13,226,544 investment shares were outstanding.

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files)    Yes  ☐    No  ☐ Note: Not required for Registrant.

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

(1)	Excluding 37,276,580 investment shares held in treasury.

i

PART I

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; and the term “sol” and the symbol “S/” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accountings Oversight Board (United States).

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

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.411 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2015, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of soles to U.S. dollars.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

•	general economic, political and social risks inherent to conducting business in Peru;

•	exchange rates, inflation and interest rates;

•	the entry of new competitors into the market we serve;

•	construction activity levels, particularly in the northern region of Peru;

•	private investment and public spending in construction projects;

•	unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru;

•	availability and prices of energy, admixtures and raw materials;

•	changes in the regulatory framework, including tax, environmental and other laws;

•	the successful expansion of our production capacity;

•	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

•	our ability to maintain and expand our distribution network;

•	our ability to retain and attract skilled employees;

•	our ability to develop successfully the phosphate rock and brine deposits in our fields;

•	our ability to obtain financing for our phosphate and brine projects; and

•	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The following selected financial data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2015		2015		2014		2013		2012		2011
Income Statement Data:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Sales of goods	US$	360.9	S/	1,231.0	S/	1,242.6	S/	1,239.7	S/	1,169.8	S/	995.0
Cost of sales		(204.0)		(695.8)		(724.1)		(716.2)		(713.0)		(569.5)

Gross profit		156.9		535.3		518.4		523.4		456.8		425.5
Operating income (expenses):
Administrative expenses		(55.3)		(188.6)		(194.9)		(208.9)		(203.1)		(196.2)
Selling and distribution expenses		(9.2)		(31.5)		(30.5)		(29.8)		(30.9)		(23.7)
Net gain on sale of available-for-sale financial investment		—		—		10.5		—		—		—
Other operating income, net		1.1		3.7		(3.0)		8.3		7.7		9.3
Impairment of zinc mining assets (2)		—		—		—		—		—		(96.0)

Total operating expenses, net		(63.4)		(216.4)		(217.9)		(230.5)		(226.3)		(306.6)

Operating profit		93.5		318.9		300.5		293.0		230.5		118.9
Other income (expenses):
Finance income		1.0		3.5		11.7		27.2		23.3		2.7
Finance costs		(10.8)		(36.8)		(31.2)		(37.1)		(23.8)		(19.2)
(Loss) Gain from exchange difference, net		3.6		12.4		(14.8)		(48.4)		(0.7)		1.5

Total other expenses, net		(6.2)		(21.0)		(34.3)		(58.3)		(1.2)		(15.0)

Profit before income tax		87.3		297.9		266.3		234.7		229.3		103.9
Income tax expense		(25.3)		(86.2)		(77.5)		(82.4)		(73.7)		(38.4)

	Year ended December 31,
	2015		2015		2014		2013		2012		2011
Income Statement Data:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)
Profit for the year		62.1	S/	211.7	S/	188.8	S/	152.3	S/	155.6	S/	65.5

Share and Per Share Data:
Attributable to:
Equity holders of the parent		63.2		215.5		192.8		155.6		159.0		67.7
Non-controlling interests		(1.1)		(3.9)		(4.0)		(3.4)		(3.4)		(2.2)

	US$	62.1	S/	211.7	S/	188.8	S/	152.3	S/	155.6	S/	65.5

Profit per share (3)	US$	0.11	S/	0.38	S/	0.33	S/	0.27	S/	0.28	S/	0.14
Number of shares outstanding (4)		573,998,649		573,998,649		581,964,603		581,964,603		581,964,603		468,352,820
Dividends per share	US$	0.08	S/	0.28	S/	0.20	S/	0.10	S/	0.089	S/	0.194

	As of December 31,
	2015		2015		2014		2013		2012		2011
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/, except share and per share data)(1)
Current assets
Cash and term deposits	US$	46.3	S/	158.0	S/	580.5	S/	977.0	S/	473.8	S/	363.3
Trade and other receivables		32.5		110.9		110.8		68.5		69.4		78.4
Income tax prepayments		13.2		44.9		15.0		27.7		21.5		0.7
Inventories		90.1		307.5		324.1		334.5		278.1		206.1
Prepayments		2.1		7.2		4.4		11.7		10.6		11.6

Total current assets		184.3		628.5		1,034.8		1,419.4		853.4		660.1

Non-current assets
Other receivables		18.8		64.1		53.9		46.3		36.1		29.1

Prepayments		0.4		1.4		2.3		—		—		—
Available-for-sale financial investments		0.1		0.4		0.7		36.1		34.9		22.1

Other financial instruments		36.6		124.8		12.3		—		—		—
Property, plant and equipment		730.2		2,490.8		2,061.0		1,537.1		1,394.8		1,197.4

Exploration and evaluation assets		24.0		81.9		57.7		59.3		49.5		29.9
Deferred income tax assets		6.2		21.1		17.2		15.2		13.4		7.8
Other assets		0.2		0.8		1.0		1.2		1.2		1.4

Total non-current assets		816.6		2,785.3		2,206.1		1,695.2		1,529.9		1,287.7

Total assets		1,000.8		3,413.8		3,240.9		3,114.5		2,383.3		1,947.8

Current liabilities
Trade and other payables		50.1		170.8		137.6		126.9		132.8		128.5
Interest-bearing loans and borrowings		—		—		—		—		22.9		139.0
Income tax payable		1.1		3.9		8.7		2.8		0.1		12.9
Provisions		8.5		28.9		53.8		28.0		24.0		28.7

Total current liabilities		59.7		203.5		200.1		157.7		179.8		309.1

Non-current liabilities
Interest-bearing loans and borrowings		296.8		1,012.4		883.6		824.0		192.5		451.5
Other non-current provisions		9.6		32.6		0.7		20.5		16.6		10.9
Deferred income tax liabilities, net		34.9		119.1		85.9		102.9		100.3		102.7

Total non-current liabilities		341.3		1,164.1		970.1		947.4		309.4		565.1

	As of December 31,
	2015	2015	2014	2013	2012	2011
Balance Sheet Data:	(in millions of US$)(1)	(in millions of S/, except share and per share data)(1)
Total liabilities	401.0	1,367.7	1,170.2	1,105.1	489.2	874.2

Equity:
Capital stock	155.8	531.4	531.4	531.4	531.4	418.8
Investment shares	14.8	50.5	50.5	50.5	50.5	49.6
Treasury shares	(31.7)	(108.2)	—	—	—	—

	As of December 31,
	2015		2015		2014		2013		2012		2011
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/, except share and per share data)(1)
Additional paid-in capital		162.3		553.5		553.8		556.3		558.5		—
Legal reserve		51.7		176.5		154.9		119.8		105.2		90.5
Other reserves		3.4		11.6		5.1		19.0		16.7		8.0
Retained earnings		213.4		727.8		696.7		653.7		570.9		473.7
Non-controlling interests		30.2		103.1		78.1		78.6		60.9		33.0

Total equity		600.0		2,046.1		2,070.7		2,009.5		1,894.1		1,073.6

Total liabilities and equity	US$	1,000.8	S/	3,413.8	S/	3,240.9	S/	3,114.5	S/	2,383.3	S/	1,947.8

	As of and for the year ended December 31,
	2015		2015		2014		2013		2012		2011
Other Financial Information:	(in millions of US$)(1)		(in millions of S/, except percentage and operating data)

Net working capital (5)	US$	124.6	S/	424.9	S/	834.7	S/	1,261.7	S/	673.6	S/	351.0
Capital expenditures (6)	US$	143.9	S/	490.8	S/	586.6	S/	200.6	S/	248.2	S/	240.6
Depreciation and amortization		20.8		70.8		64.8		55.9		48.0		47.5
Net cash flows from operating activities		80.8		275.6		240.4		191.8		99.7		132.3
Net cash flows from (used in) investing activities		(139.5)		(475.9)		(553.5)		194.5		(667.4)		(239.2)
Net cash flows from (used in) financing activities		(75.6)		(257.8)		(114.8)		507.4		273.7		316.0
Adjusted EBITDA (7)		114.2		389.7		365.3		348.9		278.5		267.2
Adjusted EBITDA margin (8)		31.7%		31.7%		29.4%		28.1%		23.8%		26.9%

Operating Data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo				2,900		2,900		2,900		2,900		2,900
Rioja				440		440		440		200		200
Piura				1,600		—		—		—		—

Total				4,940		3,340		3,340		3,100		3,100

Clinker:
Pacasmayo				1,500		1,500		1,500		1,500		1,300
Rioja				280		280		280		200		200
Piura				1,000		—		—		—		—

Total				2,780		1,780		1,780		1,700		1,500
Quicklime
Pacasmayo				240		240		240		240		240
Production (thousand metric tons):
Cement:
Pacasmayo				1,884		2,054		2,101		2,053		1,751
Rioja				288		296		240		200		195
Piura				161		—		—		—		—

Total				2,333		2,350		2,341		2,253		1,946
Clinker:
Pacasmayo				967		1,014		1,189		1,209		1,160
Rioja				235		228		196		159		155
Piura				—		—		—		—		—

Total				1,202		1,242		1,385		1,368		1,315
Quicklime
Pacasmayo				98		101		67		101		90

(1)	Calculated based on an average exchange rate of S/3.411 to US$1.00 as of December 31, 2015.
(2)	Due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc prices, we recorded an impairment with respect to our zinc mining assets in 2011.
(3)	Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year. The weighted average number of shares in 2015, takes into account the weighted average effect of changes in treasury shares. On October 15, 2015 we acquired 37,276,580 of our investment shares.
(4)	Data for 2011 does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries and sold by it in 2012. Data for 2015 is net of weighted average number of treasury shares.
(5)	Represents current assets minus current liabilities.
(6)	Represents expenditures for the purchase of property, plant and equipment.
(7)	Adjusted EBITDA for 2011 excludes a S/96.0 million non-cash impairment with respect to our zinc mining assets referred to in note 2 above, and also excludes mandatory workers’ profit sharing expenses of S/4.8 million related to the sale of a minority equity interest in our subsidiary Fosfatos del Pacífico S.A. (“Fosfatos”) to an affiliate of Mitsubishi Corporation & Co. Ltd. (“Mitsubishi”). For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit, see “Non-IFRS Financial Measure and Reconciliation” below.
(8)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by sales.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, and depreciation and amortization, and minus finance income and plus or minus gain from exchange difference, net. Adjusted EBITDA for 2011 excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp decline in the international price of zinc in September 2011 and based on our expectation of future zinc prices, as well as mandatory workers’ profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, because, in accordance with IFRS, the gain from our sale of an interest in Fosfatos has been recorded as equity on our balance sheet as of December 31, 2011.We present Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes.

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

The following table sets forth the reconciliation of our profit to EBITDA and Adjusted EBITDA:

	Year ended December 31,
	2015		2015		2014		2013		2012		2011
	(in millions of US$)(1)		(in millions of S/)
Profit	US$	62.1	S/	211.7	S/	188.8	S/	152.3	S/	155.6	S/	65.5
Finance income		(1.0)		(3.5)		(11.7)		(27.2)		(23.3)		(2.7)
Finance costs		10.8		36.8		31.2		37.1		23.8		19.2
(Gain) loss from exchange difference, net		(3.6)		(12.4)		14.8		48.4		0.7		(1.5)
Income tax expense		25.3		86.2		77.5		82.4		73.7		38.4
Depreciation and amortization		20.8		70.8		64.8		55.9		48.0		47.5

EBITDA		114.2		389.7		365.3		348.9		278.5		166.5

Impairment of zinc mining assets		—		—		—		—		—		96.0
Workers’ profit sharing expenses related to the sale of an interest in Fosfatos		—		—		—		—		—		4.8

Adjusted EBITDA	US$	114.2	S/	389.7	S/	365.3	S/	348.9	S/	278.5	S/	267.2

(1)	Calculated based on an average exchange rate of S/3.411 to US$1.00 as of December 31, 2015.

Exchange Rates

The Peruvian sol is freely traded in the currency exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure you that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth, for the periods indicated, certain information regarding the exchange rates for soles per U.S. dollar, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles.

	High	Low	Average(1)	Period end
2011	2.833	2.694	2.755	2.696
2012	2.709	2.550	2.639	2.550
2013	2.820	2.540	2.702	2.795
2014	2.988	2.761	2.839	2.986
2015	3.411	2.982	3.186	3.411
October 2015	3.285	3.216	3.247	3.285
November 2015	3.383	3.286	3.337	3.374
December 2015	3.411	3.368	3.383	3.411
January 2016	3.470	3.416	3.437	3.470
February 2016	3.537	3.477	3.506	3.524
March 2016	3.520	3.326	3.407	3.326
April 2016 (through April 26)	3.403	3.249	3.305	3.283

Source: SBS

(1)	Averages are based on daily exchange rates.

On April 26, 2016, the exchange rate was S/3.283 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Peru’s current president, Ollanta Humala of the Gana Perú political coalition, has been in office since July 28, 2011. The election of President Humala initially generated a climate of political and economic uncertainty. However, President Humala’s administration ratified Julio Velarde to continue in his role as president of the Central Reserve Bank of Peru and appointed Luis Castilla, the Vice-Minister of Treasury under the previous administration, as Minister of Economy and Finance (who was replaced in 2014 by Alonso Segura, who was previously Chief of Staff at the same Ministry). During his term, President Humala has generally maintained the moderate economic policies of former president Alan García, whose administration was characterized by business-friendly and open-market economic policies that sustained and fostered economic growth, while maintaining the inflation rate at historically low levels. Presidential elections took place April 10, 2016, and since no candidate obtained more than 50% of the vote, a runoff will be in June 2016. The two candidates that will participate in the runoff are Keiko Fujimori and Pedro Pablo Kuczynski. Keiko Fujimori is the daughter of former President Alberto Fujimori, former First lady and congresswoman. Mr. Kuczynski is a former prime minister, finance minister and energy and mines minister. Both candidates represent business friendly and open-market policies and are expected to continue the current economic model, and the ability to undertake reforms to improve the macroeconomic indicators.

However, we cannot assure you that the new administration will maintain these business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, a depreciation of the sol could increase, in terms of soles, certain of our production costs. Substantially all of our revenues are denominated in soles. However, certain of our expenses, such as the purchase of some coal and electricity, and currently the imported clinker, are denominated in U.S. dollars. In 2015, approximately 36% of our cost of sales was denominated in U.S. dollars. In addition, in February 2013, we issued US$300.0 million of our 4.50% Senior Notes due 2023, on which we must make interest payments in U.S. dollars. As of December 31, 2015, we had hedged all of the US$300.0 million of the principal amount outstanding of the Senior Notes As of December 31, 2015, the sol had depreciated 14.2% with respect to the U.S. dollar as compared to December 31, 2014. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of the sol against other currencies (including the U.S. dollar) will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on the ability of holders of our American Depositary Shares (“ADSs”), each representing five of our common shares, to receive dividends in U.S. dollars.

Inflation could adversely affect our business, financial condition and results of operations.

Peru, like some other countries in Latin America, experienced periods of hyperinflation in the 1980s and high rates of inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2011 and 2015 of 3.6% as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. During 2015, the rate of inflation was 4.4%. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

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

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. In 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the Ica region, located south of Lima. In addition, Peru, including the northern region where substantially all of our assets and our operations are located, experiences from time to time severe rainfall and flooding, largely as a result of the climate pattern known as El Niño, which typically occurs every two to seven years. During 2015, there was a very high expectation of a strong to extraordinary El Niño happening during the first months of 2016. This probability has significantly decreased and is, as of the data of this annual report, very unlikely, although a moderate El Niño and some increased rainfall is expected in the northern region and could adversely affect our business and results of operations. Even though we have insurance covering damages caused by natural disasters, the occurrence of a severe natural disaster in the north of Peru could affect our facilities and temporarily disrupt our operations or the distribution of our products and, consequently, our business, financial condition and results of operations.

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

In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. During the global economic and financial crisis that commenced in 2008, global conditions led to a slowdown in economic growth in Peru, slowing gross domestic product (“GDP”) growth in 2009 to 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves. 2015 was a difficult year for Latin America, mainly because of high volatility in financial markets and concerns about the performance of the Chinese economy. The Peruvian economy in particular saw the partial reversal of the supply shocks that affected primary sectors in 2014. The recovery was mainly in mining, agriculture and fishing. By contrast, non-primary GDP decelerated, principally as a result of lower investment and deteriorating business confidence.

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

The cement market in Peru is competitive and is currently served mainly by three main groups which together supply most of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2015, auto-construcción accounted for approximately 55% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2015, approximately 26% of our cement sales were derived from private construction (other than auto-construcción) and 16% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. During 2015, due to new regional authorities taking office, there was a significant slowdown in public spending during the first eight months of the year, while the new authorities completed their adjustment period. Public spending picked up during the last four months of the year and we expect it to continue during 2016.

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

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2015, the cost of energy represented approximately 22.7% of our cement production costs, compared to 27.6% in 2014. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia and Venezuela, in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo facility which we recently extended until 2025. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2017. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2015, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 9.7% compared to 9.9% in 2014. In 2012, due to an increase in demand for cement and the corrective maintenance of our principal kiln, we began using imported clinker, which represented approximately 17.9% of our cement production cost in 2015. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our business depends on the continued operation of our Pacasmayo and Piura facilities.

Our production facilities in Pacasmayo and Piura are essential to our business. In 2015, approximately 81% of our total cement and all of our quicklime was produced at the Pacasmayo facility. We estimate that for 2016, close to 40% of our total cement will be produced at the new Piura facility, and 50% at the Pacasmayo facility. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of the Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations, and any prolonged disruption in the operation of these facilities would have a material adverse effect on our business, financial condition and results of operations.

The introduction of cement substitutes into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement. In addition, other construction techniques, such as the use of drywall, could decrease the demand for cement and concrete. In Peru, drywall has only been introduced into the housing construction market in recent years and it is not widely used. However, the use of drywall for housing construction could increase significantly in the future as it becomes more popular. In addition, research aimed at developing new construction techniques and modern materials may introduce new products in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team and board of directors. The loss of the services of some or all of our executive management and members of our board of directors could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional qualified employees capable of operating our plants. Due to the limited pool of skilled workers in the north of Peru or workers from other regions willing to relocate to the north of Peru, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or reach full planned production levels in a timely manner and, as a result, our business, financial condition and results of operations could be adversely affected.

Our operations and sales are highly concentrated in the northern region of Peru.

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. During 2015, there was a very high expectation of a strong to extraordinary El Niño happening during the first months of 2016. This probability has significantly decreased and is, as the date of this annual report, very unlikely, although a moderate El Niño and some increased rainfall is expected in the northern region and could adversely affect our business and results of operations.

We are subject to environmental regulations and may be exposed to liability and political cost as a result of our handling of hazardous materials and potential costs for environmental compliance.

We are subject to various environmental protection and health and safety laws and regulations that regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; emissions and discharge of hazardous materials; and the health and safety of our employees. Pursuant to Peruvian law, in order to conduct mining and industrial activities, we are required, among other things, to (i) submit an environmental impact assessment to the Ministry of Production (Ministerio de la Producción) and a mining closure plan to the Ministry of Energy and Mines (Ministerio de Energía y Minas, or “MEM”) prior to initiating mining activities, (ii) comply with certain air emission and wastewater discharge standards, (iii) obtain approval from the water management authority to discharge wastewater into natural water sources or soil, (iv) dispose solid waste generated by us in special landfills exclusively through companies registered with the environmental agency, and (v) store fuel in compliance with environmental and safety standards. In addition, we are required to have a health and safety committee and develop an internal health and safety code. Although we believe we are in compliance with all these regulations in all material respects, we cannot assure you that we have been or will be at all times in full compliance with these laws and regulations. Any violation of such laws or regulations could result in substantial fines, criminal sanctions, revocations of operating permits and shutdowns of our facilities. In addition, current or future governments may also impose stricter regulations which may require us to incur higher compliance costs.

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

A dispute with the labour unions that represent our employees could have an adverse effect on our business, financial condition and results of operations.

As of December 31, 2015, approximately 16% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

New projects may require the prior approval of local indigenous communities.

On September 7, 2011, Peru enacted Law No. 29785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, to the extent that in the future our new projects may require legislative or administrative measures that impact local indigenous communities, we may not be able to undertake such projects, unless the Peruvian government first conducts the foregoing consultation procedure. We cannot assure you that this law will not adversely affect our new projects and have an adverse effect on our business, financial condition and results of operations.

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

As of March 31, 2016, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Holders of ADSs may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice 25 days in advance, pursuant to Peruvian law, in the official gazette in Peru, a Peruvian newspaper of general circulation, the bulletin of the Lima Stock Exchange and the website of the Superintendencia del Mercado de Valores (the “Peruvian Securities Commission”), and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

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

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the dividend distribution.

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

For example, the New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2016, Eduardo Hochschild, directly and indirectly, owned and controlled 54.20% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), Eduardo Hochschild, directly and indirectly, owns and controls 50.01% of the outstanding common shares of Cementos Pacasmayo S.A.A.

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

•	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

•	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

•	In 1995, we began our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares with the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

•	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

•	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

•	In 2009, we created Fosfatos in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

•	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

•	In 2011, we created Salmueras jointly with our minority shareholder Quimpac, which is the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

•	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

•	In 2012, we entered into a supply agreement, amended in 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Piura, which has an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

•	In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used to fund a portion of the capital expenditures related to the construction and operation of the new Piura plant and our cement business.

•	In 2013, we entered into a contract for the construction and electromechanical assembly services for the Piura plant with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period. We also entered into a contract with Cesel Ingenieros S.A. for the Plant Construction and Engineering Supervision. For purposes of the project, this company has joined forces with the Argentine company Saxum Ingeniería S.A., which has particular experience in the construction of cement plants.

•	In 2014, we entered into cross currency swap agreements for US$120 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt.

•	In 2014, the environmental impact studies for the Phosphate and Brine projects were approved.

•	In 2015, we entered into cross currency swap agreements for US$180 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt. The principal amount of all currency swaps is US$300 million, covering all of our U.S. dollar-denominated debt.

•	In September 2015 we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and can begin to reap the benefits of this investment.

Capital Expenditures

We expect to spend over the next five years approximately US$20 million per year on recurring capital expenditures necessary to maintain our plants and equipment.

In February 2013, we issued US$300 million of our 4.50% Senior Notes due 2023. The international rating given by Fitch and S&P to these notes was BBB- and BB+, respectively. The notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act, and listed on the Irish Stock Exchange. The funds for this placement were allocated to prepay our outstanding long-term debt with BBVA Banco Continental, which amounted to S/202.2 million, and the remaining balance was set aside to cover a portion of the construction costs for the new Piura plant and our cement business.

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

The table below sets forth our total capital expenditures incurred in 2015, 2014 and 2013.

	Year ended December 31,
(in millions of S/)	2015	2014	2013

Construction of diatomite brick plant	10.5	15.8	11.3
Expansion of Rioja cement plant	6.2	5.4	17.6
Expansion of Pacasmayo cement plant	11.2	28.8	24.5
New cement plant in Piura	415.7	506.0	72.9
Phosphate project	37.4	12.1	41.6
Brine project	—	0.3	5.8
Concrete and block business	9.6	17.5	21.0
Other investing activities	0.2	1.4	15.9

Total	490.8	587.3	210.6

B.	Business Overview

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

In 2015, our cement shipments were approximately 2.3 million metric tons, representing an estimated 20.6% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. From 2011 to 2015, our cement sales volume grew at a compound annual growth rate (“CAGR”) of 4.4%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately 1.0 times the growth in Peru’s annual GDP. We believe the construction sector will continue to grow with the expected continued expansion of the economy and the continued housing deficit in the country.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our new cement plant in Piura and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone needs for approximately 129 years, based on our 2015 limestone consumption levels for Tembladera and Tioyacu which supply Pacasmayo and Rioja respectively, and based on expected 2016 consumption levels for Virrila and Bayovar 4 which supply the Piura facility

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. We finished the construction of our new cement plant in Piura during 2015. This new facility has an annual production capacity of 1.6 million metric tons of cement. On September 2015, we began cement production, and clinker production began in January 2016. We believe that this development will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years, as well as to achieve improved EBITDA margin for current cement production due to the state-of-the-art technology, the fact that we will no longer use imported clinker and optimization in logistics costs due to the proximity the end markets that we operate with three plants.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 217 independent retailers and 357 hardware stores, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

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

We also have concessions for fields with identified brine deposits. We are in the process of analyzing the basic engineering study.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2015	2014	2013
Economic data(1):
GDP growth in Peru	3.3%	2.4%	5.0%
Construction sector growth in Peru	(5.9)%	1.9%	8.5%

Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	3,340	3,340
Installed clinker capacity	1,780	1,780	1,780
Production (thousands metric tons):
Cement production	2,333	2,350	2,341
Clinker production	1,202	1,242	1,385
Utilization rate at Pacasmayo plant(2):
Cement	65.0%	70.8%	72.4%
Clinker	64.5%	67.6%	79.3%
Utilization rate at Rioja plant(2):
Cement	65.5%	67.4%	54.6%
Clinker	83.9%	81.3%	70.1%

Selected financial data (amounts in millions of S/):
Net sales	1,231.0	1,242.6	1,239.7
Growth in net sales (versus prior period)	(0.9)%	0.2%	6.0%
Gross profit	535.3	518.4	523.4
Gross profit margin	43.5%	41.7%	42.2%
EBITDA (3)	389.7	365.3	348.9
EBITDA margin	31.7%	29.4%	28.1%
Profit	211.7	188.8	152.3
Profit margin	17.2%	15.2%	12.3%

(1)	Source: Central Bank of Peru. In 2014, the methodology for GDP calculations was changed, changing base year and the weight of certain sectors.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(3)	For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2011 to 2015, GDP grew at a CAGR of 4.3%. Despite the global economic recession, which slowed GDP growth in Peru to 0.9% during 2009, the economy rebounded in 2010 and recorded GDP growth of 8.8%. Growth during the 2011 to 2054 period was accompanied by low inflation, which averaged 3.6% per year. In addition, at December 31, 2015, the government had accumulated foreign exchange reserves of approximately US$61.5 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 28.1% in 2015. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 3.3% in 2015 and is projected to grow at a rate of 4.0% in 2016.

We sell substantially all our cement in the northern region of Peru, which in 2015 accounted for approximately 23.0% of the country’s population and 14.2% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports, and around 3% coming from a small player. From 2011 to 2015, total cement consumption in Peru grew at a CAGR of 6.1%, according to the INEI, driven by the country’s overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 6.1% over the same period. Despite this recent growth, Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2015 sales to the auto-construcción segment accounted for approximately 55% of our total sales of cement, private construction projects accounted for 26% and public construction projects accounted for the remaining 16%. Approximately 91% of our total cement sales in 2015 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though the first nine months of 2015 were slow for our sales of ready-mix concrete, we started to see a reverse in trend and very strong growth during the last quarter of 2015, which we expect to continue during the upcoming years, as infrastructure spending becomes increasingly important.

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

During 2015, basic engineering was developed for this project based on the results of the value engineering study and in accordance with the international standards of the American Association of Cost Engineering (the “AACE”). The estimate level produced was “Class 2.” This effort allows us to better effect improvements in the project’s capital expenditures and operating expenditures as well as to predict costs with more accuracy in the project engineering. The basic engineering development was monitored by the “Project Management Consultant” (the “PMC”) led by WorleyParsons company, engaged by us in late 2014. The PMC was in charge of supervising and integrating the development of engineering in all of the components of this project.

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

In December 2014, the Ministry of Production approved the Environmental Impact Study associated with this project.

These projects require significant capital investments and, we cannot assure that we will be able to produce and sell these products profitably or at all.

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

In 2015, we generated cash flow from operating activities of S/275.6 million (US$80.8 million) and EBITDA of S/389.7 million (US$114.2 million), recorded profit for the year of S/211.7 million (US$62.1 million), and our operating and EBITDA margins were 25.9% and 31.7%, respectively. EBITDA for 2015 increased by 6.7% (S/24.4 million) compared to 2014, mainly due to operational efficiencies that allowed us to reduce expenses, even when revenues were flat compared to 2014. In addition, our net profit was S/211.7 million (US$62.1 million), and our net profit margin was 17.2%. Net profit for 2015 increased 12.1% (S/22.9 million) compared to 2014, mainly due to higher gross profit and a positive impact of differences in exchange rate due to a better financial management of our obligations. As of December 31, 2015 our leverage ratio was 0.67, principally as a result of an increase in our debt due to changes in the average exchange rate between soles and U.S. dollars and a reduction of equity due to purchases of treasury shares and payment of dividends.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2015, the northern region accounted for approximately 23.0% of the country’s population and 14.2% of its GDP. From 2011 to 2015, GDP in the northern region grew at a CAGR of 4.3%. During the same period, our cement production and sales volume grew at a CAGR of 4.5%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries which we own directly, to the related products such as quicklime, ready – mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 217 independent retailers with 357 hardware stores, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile

We seek to minimize risk while securing an adequate return on our development projects. In 2015, we finished the construction of our new cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015. This was a very important milestone for us, since we have been investing in this project since 2012 and can now begin to reap the benefits of this investment. The new plant improves our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant is the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale. Clinker production started in January 2016, so we expect to achieve significant efficiencies at the consolidated level due to the elimination of imported clinker. It is important to highlight that the project was completed under budget, with a total estimated investment of US$365 million, below the original budget of US$386 million.

In 2011, we sold 30% of our interest in our subsidiary Fosfatos to an affiliate of Mitsubishi and entered into an off-take agreement with the same company to sell our production of Phosphate ore. Currently, the project is in the process of incorporating value engineering findings, from a conceptual level to a basic engineering level, which will allow for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant,” a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations

In 2010, we also entered into an agreement with Quimpac, a leading chemical company in Peru, pursuant to which we jointly formed Salmueras, a vehicle to jointly exploit a project relating to our brine concessions. In our Brine project the basic engineering study was conducted by the German company, K-Utec AG Salt Technologies and is currently being evaluated by both partners to determine how to move forward according to their investment priorities. The environmental impact study for the Salmueras project was approved in December 2014.

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

Strong relationship with local communities

Since we began operations 58 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 8,920 students in various technical fields, some of whom currently work for us and our affiliates.

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

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. For the fifth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of nine listed companies. Furthermore, in 2015, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for fourth consecutive year, in recognition of our having achieved our corporate goals in a socially responsible manner, the principle that is ingrained in our corporate culture and business strategy. Additionally, our main limestone and clay quarries have been awarded the Best Environmental Practices Record by the Environmental Evaluation and Supervisor Agency (Organismo de Evaluación y Fiscalización Ambiental, or “OEFA”) and Pacasmayo recently obtained the annual Hoja Verde recognition awarded by the OEFA to companies with sustainable environmental initiatives.

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

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2015, cement, concrete and blocks accounted for 88.5% of our net sales and quicklime accounted for 5.2%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2015 represented 6.1% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2015	2014	2013
Cement, concrete and blocks(1)	2,310	2,347	2,349
Quicklime	104	100	60

Total	2,414	2,447	2,409

(1)	Cement shipments during 2014 include the cement used for the construction of the new Piura plant.

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2015	2014	2013
Cement, concrete and blocks	1,089.2	1,085.4	1,102.1
Quicklime	64.1	61.0	31.9
Construction supplies(1)	75.6	95.4	103.3
Others	2.1	0.8	2.4

Total	1,231.0	1,242.6	1,239.7

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We market and distribute our cement primarily in 42.5 kilogram bags. Most of our bagged cement is sold to the retail sector consisting primarily of households who buy bags of cement to build or expand their own homes over time with little or no formal technical assistance (commonly referred to as auto-construcción). The bags are made of Kraft paper to preserve the quality of the cement. Our bags include information relating to the composition of our cement, handling instructions, production dates and storage instructions. Our cement bags have different colors to easily identify the different types of cement. Once bagged at our Pacasmayo, Rioja and Piura facilities, our cement is loaded onto trucks operated by third parties. Cement in bulk is sold to large industrial consumers.

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

Raw Materials and Energy Sources

Limestone and Other Calcareous Resources

We obtain limestone required to produce clinker and quicklime principally from land where we have concession rights. For our Pacasmayo plant, we extract limestone from our Acumulación Tembladera quarry located approximately 60 kilometers from the plant, and for our Rioja plant, we extract limestone from our Calizas Tioyacu quarry which is adjacent to our Rioja plant. For our Piura plant, we extract seashells from our Bayovar 4 and Virrilá quarries, located approximately 140 and 120 kilometers, respectively, from the plant.

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

Bayovar 4. For our Piura production, we have a concession with an indefinite term to extract seashells and other minerals from our Bayovar 4 quarry, a 22,326 hectare open-pit mine located in the district of Sechura, in the department of Piura. We acquired this concession in 2008

Virrilá. For our Piura production, we also have a group of concessions with an indefinite term to extract seashells and other minerals from our Virrilá quarry, a 931hectare open-pit mine located in the district of Sechura, in the department of Piura. We acquired these concessions between 2000 and 2008.

In each of our limestone and seashell concessions, the term of the concession is indefinite, provided we pay an annual concession fee and a penalty fee if we fail to meet required minimum annual production levels. Failure to pay such fees in a timely manner for two consecutive years will cause us to forfeit our concession titles. As of the date of this annual report, we have fully paid all applicable fees on our operating concessions.

We extracted from our Acumulación Tembladera quarry approximately 2.7 million metric tons of limestone in 2013, 1.5 million metric tons in 2014, and 1.0 million metric tons in 2015 which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 285,812 metric tons of limestone in 2013, 573,217 metric tons in 2014, and 481,858 metric tons in 2015, which were used for cement production at our Rioja facility. We extracted from our Bayovar 4 quarry approximately 22,983 metric tons of limestone in 2015. We extracted from our Virrilá quarry approximately 391,080 metric tons of limestone in 2015

We estimate that as of December 31, 2015, our Acumulación Tembladera quarry contains approximately 112.4 million metric tons of proven and probable limestone reserves with an average grade of 85.7% of calcium carbonate; our Calizas Tioyacu quarry contains approximately 8.8 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate; our Bayovar 4 quarry contains approximately 20.0 million metric tons of proven seashells reserves with an average grade of 77.9% of calcium carbonate; and our Virrilá quarry contains approximately 92.8 million metric tons of proven seashells reserves with an average grade of 77.9% of calcium carbonate. Based on limestone consumption at 2015 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 71 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 23 years. Based on projected seashells consumption for 2016, we estimate that our seashells reserves at our Bayovar 4 and Virrilá quarries have a remaining life of approximately 181 years. It is important to note that 2016 will still be a ramp up year so the consumption of seashells is still lower than what we expect for full year operations from 2017 onwards. On a combined basis, we estimate that our two quarries have a remaining life of approximately 129 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera, Calizas Tioyacu, Bayovar 4 and Virrilá quarries, we also own concession rights to various other calcareous material quarries consisting, in the aggregate, of approximately 38,197 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 107,935 metric tons of clay in 2013, 46,719 metric tons in 2014, and 53,855 metric tons in 2015.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectares open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the MEM in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 43,669 metric tons of clay in 2013, 35,103 metric tons in 2014, and 53,632 metric tons in 2015.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and in 2013 we used 79,139 metric tons of pozzolanic material from our stock. In 2014, we extracted 127,746 metric tons and used 80,073 metric tons and in 2015 we used 59,694 metric tons from our stock.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998. We did not use pozzolanic materials to produce cement in 2013, 2014 or 2015.

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

Imported Clinker

In 2012, as a result of the strong demand in the cement market in the northern region of Peru, we started using 208,708 metric tons of imported clinker. In 2014, we used approximately 443,526 metric tons of imported clinker and 415,512 metric tons in 2015. Since the Piura plant is currently producing clinker, we expect to stop importing clinker during 2016.

Energy Sources

Our main energy sources are fuel in the form of coal and electricity. Our production processes consume significant amounts of energy, because our kilns must reach extreme temperatures to produce clinker and quicklime. In addition, milling operations, homogenization and transportation of materials consume significant amounts of energy.

Coal

We purchase mostly anthracite coal from local suppliers and import small amounts of bituminous coal from suppliers mainly in Colombia and Venezuela, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facility adjacent to the Salaverry port, located approximately 130 kilometers south of our Pacasmayo facility, where we have sufficient stock of coal to maintain our production levels for the next eight months.

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

Electricity

As of December 31, 2015, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

We have a long-term electricity supply contract with Electroperú for an original term of 10 years, ending in December 2020. This contract was renegotiated and extended in 2016, and is currently valid until 2025. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

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

Our Pacasmayo, Piura and Rioja facilities supply the entire northern region of Peru, interchangeably subject to where it is most efficient to ship from at the moment, depending on the distance and type of cement being produced, among other factors.

In 2015, approximately 91% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 9% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 357 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

Even though the first nine months of 2015 were slow for our sales of ready-mix concrete, we started to see a reverse in that trend and very strong growth during the fourth quarter of 2015, which we expect to continue during the upcoming years, as infrastructure spending becomes increasingly important

Additionally, we sell and distribute other construction materials manufactured by third parties that are used alongside cement, such as steel rebar, plastic pipes and electrical wires, among others.

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

Our marketing expenses in 2015 were approximately S/8.4 million, or 0.7% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

To maintain and improve our relationship with retailers, we have developed several loyalty and incentive programs designed for our distribution network. For instance, members of our distribution network can redeem points for various prizes, ranging from computers to trucks. We have also partnered with Edyficar/Mi Banco and Financiera Efectiva to provide our customers with small loans to help finance the purchase of our products.

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

We have established a quality assurance program in accordance with ISO Standard 9001-2008, certified by SGS del Perú S.A.C., a company that provides inspection, verification, testing and certification services. We monitor quality at every stage of the cement production process. In our facilities, we periodically test the quality of our raw materials. These tests include chemical, physical and x-ray tests. We perform similar examinations of the clinker we produce. Additionally, we also perform regular quality tests on our finished products.

We have a quality control area with computerized systems to access real-time information on the quality of our products. As part of our quality control process, we monitor the performance of our different cement products, monitor the performance of additives in our cement and review monthly statistical analysis on the resistance of cement, among other things.

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formally known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2015, our cement shipments were approximately 2.3 million metric tons, representing an estimated 20.6% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru.

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

Mining Regulations

The General Mining Law (Texto Único Ordenado de la Ley General de la Minería) approved by Supreme Decree No. 014-92-EM, published in the Peruvian Official Gazette, El Peruano, on June 3, 1992, is the primary law governing both metallic and non-metallic mining activities in Peru and is supplemented by implementing guidelines and policies regarding mining and the processing of minerals enacted by the MEM. Under the General Mining Law, mining activities (except storage, reconnaissance, prospecting and trade) are carried out exclusively through various forms of concessions. Mining concessions are granted by the Geological, Mining and Metallurgical Institute (Instituto Geológico Minero y Metalúrgico, or “INGEMMET”), and all other concessions, including our mineral processing concessions, are granted by the Directorate General for Mining of the MEM. Any act, transfer, termination or agreement related to these concessions must be registered with the Mining Rights Registry, which is part of the National Public Registry System, to be effective against the Peruvian government and third parties.

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

For concessions granted in 2008 or thereafter, the following rules apply:

•	the minimum annual production target is equivalent to one tax unit (approximately US$1,129) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$113) per year per hectare, in the case of non-metallic mining concessions;

•	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

•	if the minimum production level is not achieved within that period, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

•	if the minimum production level is not achieved by the end of the fifteenth year, the mining concession expires. Exceptionally, the concession can be extended for five additional years, provided that (i) the non-compliance of the minimum production level is caused by force majeure, or (ii) a minimum annual investment of 10 times the annual penalty is devoted to exploration and the annual penalty is paid. If the minimum annual production is not achieved by the end of this additional five-year term, the mining concession will immediately expire.

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

Production Process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company’s gross income is primarily derived from industrial activities. Pursuant to Supreme Decree No. 009-2011-MINAM, the supervisory and monitoring functions of the Ministry of Production was transferred to the OEFA in 2013.

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

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notice; fines of up to 600 UIT (US$677,400); restrictions, suspension or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

By Directing Council Resolution No. 023-2013-OEFA/CD, OEFA assumes the functions of monitoring, supervision, control and sanctioning of environmental matters in the Cement Sector of the Manufacturing Industry, of the Industrial Subsector of the Ministry of Production - PRODUCE.

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

Consultation procedures for mining and processing concessions are carried out by the MEM prior to the granting of a new processing concession.

According to the recent practice of the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico), the granting of mining concessions does not qualify as an “administrative measure” that potentially affects the rights of indigenous peoples because it does not grant per se a right to explore and exploit mineral deposits. Accordingly, the granting of mining concessions has not been included among measures that require consultation procedures with indigenous peoples. According to Ministerial Resolution No. 003-2013-MEM-DM, the MEM has established that consultation procedures are applicable prior to the commencement of: (i) exploration activities (Autorización de inicio de actividades de exploración); (ii) exploitation activities (Autorización de inicio o reinicio de las actividades de desarrollo, preparación y explotación - incluye plan de minado y botaderos); and (iii) processing concessions (otorgamiento de concesión de beneficio).

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

Explosives. Mining concessionaires are required to obtain the following permits to operate and store explosives:

•	Certificate of Mining Operation (Certificado de Operación Minera), granted by the MEM;

•	Semiannual Authorization for Use of Explosives, granted by the General Bureau of Explosives of the Ministry of Interior (Superintendencia Nacional de Control de Servicios de Seguridad, Armas, Municiones y Explosivos de Uso Civil, or “SUCAMEC”);

•	Manipulation of Explosives License for each individual that intends to handle explosives, granted by the SUCAMEC; and

•	Explosive’s Warehouse Operation License, granted by SUCAMEC.

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

Cultural Heritage Protection

If the design and development of cement industry activities involves the removal of topsoil, a Certificate of Non-Existence of Archaeological Ruins (Certificado de Inexistencia de Restos Arqueológicos, or “CIRA”) from the Ministry of Culture (Ministerio de Cultura) with respect to the area under construction must be obtained. The CIRA will either certify that on the surface of the evaluated area no archaeological sites or features were discovered, or will identify their exact location and extent in order to implement precautionary measures to protect the archaeological artifact. The CIRA is valid for an unlimited period, but will become void should any archaeological artifacts be accidentally discovered during the construction works or due to any natural cause. In such an instance, the company must stop the construction work immediately and notify the Ministry of Culture. Failure to stop the construction work may generate civil and criminal liabilities. Under certain exceptional circumstances, Peruvian legislation allows the removal of archeological artifacts when the area is required for development of projects that are of national interest.

Labor Regulations

Peruvian legislation allows hiring employees through: (i) a fixed-term contract, (ii) a contract for an indefinite duration; or (iii) a contract for part-time employment.

The minimum wage established in Peru is S/850.00 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, until December 31, 2015, said payments were not subject to any social contribution, except for Income Tax; consequently, until December 2015, employers paid directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

(iv) life insurance, provided they have been employed for at least four years,

(v) a compensation for years of service (CTS) equal to 1.16% of a monthly salary and is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer,

(vi) benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees’ income, and

(vii) a percentage of the company’s annual income net of taxes (10% in the case of income derived from industrial cement operations, and 8% in the case of income derived from our mining or commercial activities), provided the company has twenty or more employees.

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

Area of Operation

We own and operate three cement facilities. Our largest one located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. One located in the city of Piura, department of Piura, approximately 330 kilometers north of Pacasmayo. This facility started cement production in September 2015. We also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From the Pacasmayo and Piura facilities we supply cement principally to the coastal and central regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba and Tarapoto, among others.

Pacasmayo Facility

As of December 31, 2015, our Pacasmayo facility had 10 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

As of December 31, 2015, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Piura Facility

Annual installed production capacity of our Piura facility is 1,600,000 metric tons of cement and 1,000,000 of clinker.

The Piura plant operates with a horizontal kiln with a total annual installed clinker production capacity of 1 million metric tons per year, as well as a cement mill with a total annual installed cement production capacity of 1,6 million metric tons per year. Moreover, it has 2 storage silos with a capacity of 240,000 metric tons of cement.

Rioja Facility

Annual installed production capacity of our Rioja facility is 440,000 metric tons of cement and 280,000 of clinker.

Our Rioja facility currently operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 280,000 metric tons and three cement finishing mills with total annual installed cement production capacity of 440,000 metric tons. Our Rioja facility is also equipped with silos with storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have eighteen fixed and mobile ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Tarapoto, and Chachapoyas, among others. These facilities allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2015, our ready-mix operations had 112 mixer trucks and 25 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2015			2014			2013
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,884	65.0%	2,900	2,054	70.8%	2,900	2,101	72.4%
Piura facility(2)	1,600	161	10.1%	—	—	—	—	—	—
Rioja facility	440	288	65.5%	440	296	67.3%	440	240	54.5%

Total	4,940	2,333	47.2%	3,340	2,350	70.4%	3,340	2,341	70.1%
Clinker:
Pacasmayo facility	1,500	967	64.5%	1,500	1,014	67.6%	1,500	1,189	79.3%
Rioja facility	280	235	83.9%	280	228	81.4%	280	196	70.0%

Total	1,780	1,202	67.5%	1,780	1,242	69.8%	1,780	1,385	77.8%
Quicklime(3):
Pacasmayo facility	240	98	40.8%	240	101	42.1%	240	67	27.9%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Our Piura facility started producing cement in September 2015, which explains the low utilization rate. The clinker capacity and utilization rate is not included because it had not begun in 2015.
(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

Phosphate Project

Overview

In 2007, we acquired a diatomite concession (Bayóvar No. 9) located in Bayóvar in the northwest of Peru. Diatomite is a raw material used in cement production. While drilling for diatomite at the Bayóvar field, phosphate rock was found, a chemical component used primarily as a fertilizer in the agricultural industry.

In 2011, a 30.0% equity interest in our subsidiary Fosfatos del Pacifico was sold to an affiliate of Mitsubishi, a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi entered into an off-take agreement to purchase Fosfatos’ production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional five years upon expiration. In connection with the investment, we agreed to provide the Mitsubishi affiliate with certain minority protection rights. We and the Mitsubishi affiliate have also agreed to finance the construction of the first phosphate mine by obtaining third party project financing to the extent possible.

In mid-2014, the development of value engineering was completed to identify opportunities for improvement in the design, construction and operation of the project. Major internationally recognized engineering companies (Hatch, Ausenco and WorleyParsons), conducted a value engineering on the project, based on their experience and knowledge in different areas. Among the main achievements of such value engineering is the reduction of the foot-print of the processing plant without reducing capacity and size reduction of the port according to the capacity requirements of the project.

In April 2015, the onsite Laboratory was certified as Overseas Member of the Association of Fertilizer and Phosphate Chemists and ISO 9001.

During 2015, basic engineering was developed for the Phosphate Project based on the results of the value engineering study and in accordance with the international standards of the AACE. The estimate level thus produced was “Class 2.” This effort allows to best effect improvements in the project’s capital expenditures and operating expenditures as well as to predict costs with more accuracy in the project engineering. The basic engineering development was monitored by the PMC led by WorleyParsons company, engaged by us in late 2014. The PMC was in charge of supervising and integrating the development of engineering in all of the components of this project.

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

Between 2012 and 2013 we performed 86 drill holes, totalling 5,820.2 meters in depth. Their purpose was hydrogeological, metallurgical and geotechnical, and they were distributed throughout the phosphate deposit and its facilities (waste dump, beneficiation plant and pit envelop). Different tests were carried out by Golder Associates Peru to determine the different features present in the Phosphate deposit.

In the second semester of 2013, the Fosfato’s geology team conducted a re-logging program focused in the pit design area, where 1,109 meters of clambore sandstone drillcores were inspected, reviewed and 80 samples were collected to perform UCS (unconfined compression test) testing. The objective of this work was to improve the geological knowledge about Clambore Rock Unit and its hardness.

In May 2014, Golder Associates validated the program of exploration and the database necessary to estimate the mineral resources. As part of the program of exploration, the corresponding QA/QC program that meets the industry international standards was applied. The report was performed in accordance with the Standards of Disclosure for Mineral Projects and complies with Canadian law NI 43-101 and Australian regulation JORC (2004). In such report, the magnitude of resources was determined at 546.1 million dry tons of phosphate rock with 18.2% of P2O5 under the category of resources.

Mineralized Material Estimates

Based on an independent report, dated April 2014, prepared by Golder Associates Peru S.A., the following table summarizes the estimated mineralized material at our Bayóvar concession:

	Million metric tons	P2O5 Average grade
Wet density	546.1	18.2%
Dry density	392.9	18.2%

Environmental Impact Study

The consulting company Buenaventura Ingenieros S.A. (BISA) was responsible for preparing the Environmental Impact Assessment (EIA) which was submitted to the MEM in May 2013, and approved in March 2014. The components stated in the EIA were: processing plant, mine, port, seawater pipelines, industrial road, electric transmission line, etc.

The approval of the EIA has received favorable viewpoints from several public agencies: MEM, Ministry of Agriculture and Irrigation, Ministry of Environment, National Port Authority, General Directorate of Captaincies and Coast Guard, Peruvian Sea Institute, National Service for State Protected Areas, National Service of Meteorology and Hydrology, National Water Authority, among others.

Furthermore, in August 2014, the CIRA were granted by the Ministry of Culture over the project’s influence area.

In the last quarter 2014, the Peruvian Institute of Nuclear Energy (Instituto Peruano de Energía Nuclear, or “IPEN”) conducted environmental radiation monitoring in the influence area of the Project, and in the second quarter 2015, IPEN presented the final results concluding that there is no evidence of artificial radioactive elements, and that the concentrations of natural radioactive elements are below the levels for exclusion for natural radionuclides recommended by the International Atomic Energy Agency.

In the third quarter 2015, the authorization for deforestation was approved for the areas that the project’s facilities will occupy by the National Forest and Wildlife Service agency.

Modifications to the Environmental Impact Assessment (“MEIA” as per its acronym in Spanish)

In pursuit of optimization and environmental improvements to the project, some designs were modified resulting in changes concerning the 2013 basic engineering. It is for this reason that the MEIA was prepared and submitted to the MEM. Such MEIA was prepared in accordance with standing regulations of the MEM’s Mining Subsector, particularly complying with the approval of the “Standard Terms of Reference for Detailed Environmental Impact Assessments (Third Category) for Mining Projects at Feasibility levels” under the RM Nº 092-2014-MEM/DM, Annex 1, and the DS (Supreme Decree) Nº 040-2014-EM, Rules for Environmental Protection and Management for Exploitation, Processing, General Labor, Transportation and Storage activities.

The environmental consultancy Tecnología XXI S.A., which is registered in the MEM was commissioned with the preparation of the MEIA. Tecnología XXI has extensive experience in preparing environmental assessments and handling respective formalities for approval before competent environmental authorities.

On December 23, 2015, the MEIA was submitted via the Online Environmental Evaluation System under file no. 2555222-2015. Currently, the MEM has approved the Community Participation Plan and the Executive Summary.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 8,920 students in various technical fields, some of whom currently work for us and our affiliated companies.

Center for Technological Training. We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2015, this program benefited over 900 students and teachers.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2015 benefited 385 stakeholders.

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

Acuícola Los Paiches. Through our social venture, Acuicola Los Paches S.A.C. we studied the reproductive forms of the “paiche” (arapaima giga), a native fish species that was on the edge of extinction. After years of studies and scientific testing, we have successfully bred this species in captivity, and we have obtained thousands of fingerlings. In 2014 Acuícola Los Paiches S.A.C. received the “Award for Innovative Exports” from the Peruvian Exporters Association – ADEX for its research and for developing “paiche” farming in the Yurimaguas rainforest.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 58 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2014, our cement shipments were approximately 2.3 million metric tons, representing an estimated 20.6% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. That same year, we also sold approximately 0.1 million metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone needs for approximately 68years, based on our 2015 limestone consumption levels.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. In 2015, we finished the construction of our new cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015. This was a very important milestone for us, since we have been investing in this project since 2012 and can begin to reap the benefits of this investment. The new plant improves our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant is the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale. Clinker production started in January 2016, so we expect to be able to achieve significant efficiencies at the consolidated level due to the elimination of imported clinker. In addition, we are undertaking two non-metallic mining projects, which we believe present opportunities for our company. We own concessions where we have discovered deposits of phosphate rock, a principal component for agricultural fertilizers, and brine deposits that have a variety of uses in the agricultural fertilizer, animal feed and construction industries, among others. We are developing and analyzing the basic engineering studies to determine if development of these mineralized materials would be economically feasible. See “Item 4. History and Development of the Company – B. Business Overview – Our Phosphate and Brine Projects,” “—Item D. Property, Plant and Equipment—Phosphate Project” and “ —Item D. Property Plant and Equipment—Brine Project.”

Factors Affecting our Results of Operations

Revenue Drivers

In 2015, approximately 91% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 9% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 55% of our total cement sales in 2015, 55% in 2014 and 54% in 2013; private construction projects, both large and small, accounted for approximately 26% of our total cement sales in 2015, 22% in 2014 and 27% in 2013; and public construction projects accounted for the remaining 16% of our total cement sales in 2015, 23% in 2014 and 19% in 2013. While auto-construcción continues to represent the majority of our sales, it is expected that as the country continues to grow and formalize, private construction projects and infrastructure will become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. This was affected during 2015, mainly due to loss of consumer and investor confidence. GDP in the northern region of Peru is estimated to have grown 3.3% in 2015, 2.0% in 2014 and 3.4% in 2013. Our cement volumes, which represented substantially all cement sales in the northern region of Peru, contracted by 1.6% in 2015, contracted by 0.1% in 2014 and grew 4.0% in 2013 in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2015, due to new regional authorities taking office, there was a significant slowdown in public spending during the first eight months of 2015, while the new authorities completed their adjustment period. Public spending picked up during the last four months of 2015 and we expect it to continue during 2016.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia and Venezuela. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 11.3% of our costs of production in 2015, 15% in 2014 and 19.5% in 2013. The decrease in the proportion of coal as a percentage of our costs in 2015 is largely a result of the decrease in the price of coal in 2015 compared to 2014. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2025. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2017. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 11.3% of our cost of production in 2015, 12.6% in 2014 and 12.5% in 2013. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

Since 2012, because of stronger demand for cement and the corrective maintenance of our principal kiln, which reduced our ability to produce our own clinker, we started to import part of the clinker that we use. As a result, we had an increase in our operating costs in 2012, as the cost per metric ton of imported clinker is higher than clinker we produce. In 2015, we used approximately 415,512 metric tons of imported clinker, which represented approximately 17.9% of our cement production cost for 2015, compared to approximately 443,526 metric tons of imported clinker in 2014, which represented 22.0% of our cement production cost for 2014. Since the Piura plant is producing clinker, we expect to stop importing clinker during 2016.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 9.7% of our cost of production in 2015, 9.9% in 2014 and 8.6% in 2013.

Our labor costs have remained stable during the past three years. Personnel expenses represented 19.8% of our total costs and expenses in 2015, 19.7% in 2014 and 20.2% for 2013.

Third-Party Construction Supplies

In addition to selling our own products, we also sell and distribute construction supplies manufactured by third parties, such as steel rebar, wires and pipes that are typically used in construction along with our cement. Our profit margins from the sale of third party construction supplies are significantly lower than the margins on our cement products and they are affected by fluctuations in product prices and the exchange rate between the sol and the U.S. dollar between the time we purchase these products and the time we resell them. We sell these products primarily as a service to retailers in our distribution network in an effort to support the sale of our cement products.

Suspension of Zinc Calcine Operations

In 2008, we suspended our zinc mining activities due to adverse market conditions. In 2009 and 2010, however, we continued to produce and sell zinc calcine in diminishing quantities, as we used our remaining inventory of zinc oxide ore. In 2011, we did not produce zinc calcine and used our Waelz rotary kiln to produce quicklime instead. We sold small quantities of zinc calcine in 2011 from our remaining inventory of zinc calcine. As a result, our net sales and cost of sales derived from zinc calcine, which is recorded under the caption “Other,” declined. The lower production levels during those periods were not sufficient to fully absorb our fixed production costs and, consequently, our gross profit for “Other” was negative in 2009 and 2010, despite increasing zinc prices during those years.

Due to a sudden and sharp decline in the international price of zinc in 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/96.0 million during 2011 related to our zinc mining assets, of which S/75.4 million corresponded to our zinc mine and S/20.6 million to the portion of the plant used for zinc calcine production.

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

Operating Segments

We have three operating segments: (i) cement, concrete and blocks, (ii) quicklime and (iii) sales of construction supplies. In the past, we also sold zinc calcine in smaller quantities recorded under the caption “Other.” For additional information on our operating segments, see note 31 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2015, see note 2.3.19 to our annual audited consolidated financial statements included in this annual report.

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

As of December 31, 2015 and 2014, no amortization under units-of-production method was determined since our mining concessions are not yet on production phase.

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

As of December 31, 2015 and 2014, no amortization under units-of-production method was determined since none of the mining projects were in production phase.

Stripping Costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

As of December 31, 2015 and 2014, no stripping costs were determined since none of the mining projects were in production phase.

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

As the capitalized exploration and evaluation costs are not available for use, they are not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which exploitable resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. If capital expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. Management assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i) the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to renewed;

(ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii) exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv) sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

If any indication exists, an impairment of the exploration and evaluation assets is recorded.

Revenue Recognition

Revenue is recognized to the extent it is probable that we will obtain the economic benefits and the revenue can be reliably measured, regardless of when the payment received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

We have concluded that we are acting as a principal in all of our revenue arrangements.

The following specific recognition criteria must be also met before revenue is recognized:

Sales of Goods

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer on delivery of the goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns and trade discounts.

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

Impairment of Non-Financial Assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable value is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate net cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset’s cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in other comprehensive income (“OCI”) and later reclassified to profit or loss when the hedges item affects profit or loss.

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

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 days of effectiveness, are accounted for as described below:

Cash Flow Hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge,” while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs.

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

Results of Operations

Comparison of Year Ended December 31, 2015 to Year Ended December 31, 2014

	Year ended December 31,
(amounts in millions of S/)	2015	2014	Variation %
Sales of goods	1,231.0	1,242.6	(0.9)
Cost of sales	(695.8)	(724.1)	(3.9)

Gross profit	535.3	518.4	3.2
Operating income (expense):
Administrative expenses	(188.6)	(194.9)	3.1
Selling and distribution expenses	(31.5)	(30.5)	(3.2)
Net gain on sale of available-for-sale financial investment	—	10.5	N/M
Other operating income, net	3.7	(3.0)	N/M

Total operating expense, net	(216.4)	(217.9)	(0.7)

Operating profit	318.9	300.5	6.1
Other income (expense):
Finance income	3.5	11.7	(70.3)
Finance costs	(36.8)	(31.2)	18.0
Gain (loss) from exchange difference, net	12.4	(14.8)	(183.5)

	Year ended December 31,
(amounts in millions of S/)	2015	2014	Variation %
Total other expenses, net	(21.0)	(34.3)	(38.8)

Profit before income tax	297.9	266.3	11.9
Income tax expense	(86.2)	(77.5)	11.3

Profit for the year	211.7	188.8	12.1

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	1,089.2	88.5	1,085.4	87.3
Quicklime	64.1	5.2	61.1	4.9
Construction supplies	75.6	6.1	95.4	7.7
Other	2.1	0.2	0.8	0.1

Total sales of goods	1,231.0	100.0	1,242.6	100.0

Our total sales of goods decreased by 0.9%, or S/11.6 million, to S/1,231.0 million in 2015 from S/1,242.6 million in 2014. This decrease was primarily due to the following factors:

•	a 0.3%, or S/3.8 million, increase in 2015 in sales of cement, concrete and blocks as a result of very strong growth from the public sector during the last months of the year, despite a slowdown during the first eight months of the year;

•	a 4.9%, or S/3 million, increase in 2015 in the sales of quicklime, due to product sales mix and higher sales during the first half of the year; and

•	offset by a 20.8%, or S/19.8 million, decrease in 2015 in the sale of construction supplies, due to increased competition in this segment and a general slowdown in the construction sector.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2015 and 2014:

	Year ended December 31,
	2015	2014	Variation
	(in millions of S/)%
Cement	928.7	929.5	(0.1)
Concrete	123.9	124.0	(0.1)
Blocks	36.5	31.9	14.4

Total	1,089.2	1,085.4	0.4

Our total sales of cement, concrete and blocks increased by 0.4%, or S/3.8 million, to S/1,089.2 million in 2015 from S/1,085.4 million in 2014. This increase was primarily due to the following factors:

•	sales of cement decreased slightly by 0.1%, or S/0.8 million, in 2015, due to an increase in the average price of cement (0.2%), offset by slightly less volume of cement sold (-0.3%);

•	sales of concrete decreased by 0.1%, or S/0.1 million, in 2015, due to a decrease in volume (-8.2%) offset by an increase in the average price of concrete (8.1%); and

•	offset by an increase in sales of blocks by 14.4%, or S/4.6 million, in 2015. During 2015, we sold a new product called “piles” for the upgrade of the Talara refinery, which accounted for S/11.6 million. Excluding this new product, sales of blocks decreased by 21.6%, or S/6.9 million, in 2015, due to a decrease in volume (16.7%) and to a decrease in the average price of blocks (4.9%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	572.0	82.2	578.9	79.9
Quicklime	49.0	7.0	51.9	7.2
Construction supplies	73.1	10.5	92.5	12.8
Other	1.7	0.2	0.8	0.1

Total	695.8	100.0	724.1	100.0

Our total cost of sales decreased by 3.9%, or S/28.3 million, to S/695.8 million for 2015, from S/724.1 million for 2014, primarily due to the following factors:

•	a 1.2%, or S/6.9 million, decrease in the cost of sales of cement, concrete and blocks in 2015, due primarily to cost savings that resulted in lower unit cost of production, and to a lesser extent due to lower volume of cement sold;

•	a 5.6%, or S/2.9 million, decrease in 2015 in the cost of sales of quicklime, due primarily to lower sales volume; and

•	a 21.0%, or S/19.4 million, decrease in 2015 in the cost of sales of construction supplies, due to a decrease in sales volume and price of steel bars.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2015 and 2014:

	Year ended December 31,
	2015	2014	Variation
	(in millions of S/)%
Cement	460.2	471.4	(2.4)
Concrete	87.9	85.1	3.3
Blocks	23.9	22.4	6.9

Total	572.0	578.9	(1.2)

Our cost of sales represented 52.5% of our sales in 2015, compared to 53.3% in 2014. Our total cost of sales of cement, concrete and blocks decreased by 1.2%, or S/6.9 million, in 2015, primarily due to the following factors:

•	cost of sales of cement decreased by 2.4%, or S/11.2 million, in 2015, mainly due to a lower volume of cement sold (0.3)% and a decrease in production cost (2.1)%;

•	offset by an increase in the cost of sales of concrete by 3.3%, or S/2.8 million, in 2015, due to a decrease in volume sold (-8.2%) offset by an increase in production cost (11.5%); and

•	offset by an increase in the cost of sales of blocks by 6.9%, or S/1.5 million, in 2015. Excluding the cost of sales of piles by S/5.1 million sold to the Talara refinery, cost of sales of blocks decreased by 16.2%, or S/3.6 million in 2015, due primarily to a decrease in volume sold (16.7%) offset with an increase in production cost (0.5%).

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	517.3	47.5	506.5	46.7
Quicklime	15.1	23.6	9.1	14.9
Construction supplies	2.5	3.3	2.9	3.0
Other	0.4	19.0	(0.1)	(12.5)

Total gross profit	535.3	43.5	518.4	41.7

Total gross profit increased by 3.3%, or S/16.9 million, to S/535.3 million in 2015, from S/518.4 million in 2014 mainly as a result of the operational efficiencies implemented in the production process during 2015, in spite of the decreased volume of cement sold, and to a lesser extent due to an increase of 65.9% or S/6.0 million in 2015 in gross profit from the quicklime segment due to an increase in sales volume during the first six months of the year, as well as a sustained increase in sales of the higher priced product during the year. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2015 was 43.5% compared to 41.7% for 2014.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	468.6	50.4	458.1	49.3	1.1
Concrete	36.0	29.1	38.9	31.4	(2.3)
Blocks	12.7	34.5	9.5	29.8	4.7

Total gross profit	517.3	47.5	506.5	46.7	0.8

Gross profit margin for the cement, concrete and blocks increased 0.8 percentage points in 2015 compared to 2014. This was due mainly to an increase in cement margin (1.1 percentage points) due to operational efficiencies implemented in the production processes during 2015, and increase in the blocks margin (4.7 percentage points) due to sales of piles for the Talara refinery, partially offset by a decrease in concrete margin (-2.3 percentage points) as a result of lower sales volume.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2015, our operating expenses decreased by S/1.5 million to S/216.4 million in 2015 from S/217.9 million in 2014.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2015 and 2014:

	Year ended December 31,
(in millions of S/)	2015	2014
Personnel expenses	97.2	100.5
Third-party services	60.7	64.4
Board of directors compensation	7.1	4.9
Depreciation and amortization	12.0	12.6
Taxes	2.5	2.9
Consumption of supplies	2.5	3.0
Donations	6.1	5.9
Others	0.6	0.7

Total	188.6	194.9

Our administrative expenses decreased by 3.2%, or S/6.3 million, to S/188.6 million in 2015 from S/194.9 million in 2014. Personnel expenses decreased by S/3.3 million and third-party services decreased by S/3.7 million mainly due to a decrease in headcount.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 85.9% of total administrative expenses for 2015 compared to approximately 86.5% for 2014. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 6.0%, 0.7% and 7.4% respectively, of total administrative expenses for 2015 compared to approximately 5.7%, 0.7% and 7.1%, respectively, for 2014.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2015 and 2014:

	Year ended December 31,
(in millions of S/)	2015	2014
Personnel expenses	16.2	15.4
Advertising and promotion expenses	8.5	9.7
Other	6.8	5.4

Total	31.5	30.5

Our total selling and distribution expenses increased by 3.3%, or S/1.0 million, to S/31.5 million in 2015 from S/30.5 million in 2014.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 92.5 % of total selling and distribution expenses for 2015, compared to 92.2% for 2014. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 1.8%, 4.8% and 0.9%, respectively, of total selling and distribution expenses for 2015, compared to 1.8%,5.7% and 0.3%, respectively, for 2014.

Other Operating Income, Net

Our other operating income, net increased S/6.7 million, to a gain of S/3.7 million in 2015 from a loss of S/3.0 million in 2014. This increase was due mainly to income from the sale of real estate assets during 2015.

Other Expenses, Net

Our other expenses, net decreased by S/13.3 million, to S/21.0 million in 2015 from S/34.3 million in 2014, mainly due to reduced exposure to exchange rate fluctuations which represented a loss of S/14.8 million in 2014, and a gain of S/12.4 million in 2015, and to a decrease in finance income which represented S/3.5 million in 2015, versus S/11.7 million in 2014. The decrease in exposure was mainly due to the fact that we entered into cross currency swap agreements for US$300 million of the principal amount of our U.S. dollar-denominated debt to manage the foreign exchange risks associated with this debt. The decrease in finance income was mainly due to lower cash levels because of the increase in expenditures for the construction of the Piura plant.

Income Tax Expense

Our income tax expense increased by 11.4%, or S/8.8 million, to S/86.2 million for 2015 from S/77.5 million for 2014. In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% from 2019 onwards. This reduction in future tax rates had a net impact of S/2,646,000 during 2015 as a reduction of our deferred income tax liability, such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss in 2015. Our effective tax rate for 2015 was 28.9%, 29.1% for 2014 and 35.1% for 2013.

Profit

As a result of the foregoing, our profit for 2015 increased by 12.1%, or S/22.9 million, from S/188.8 million for 2014 to S/211.7 million for 2015, mainly due to lower administrative expenses, higher gross profit, and lower difference in exchange rate.

Results of Operations

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

	Year ended December 31,
(amounts in millions of S/)	2014	2013	Variation %
Sales of goods	1,242.6	1,239.7	0.2%
Cost of sales	(724.1)	(716.2)	1.1%

Gross profit	518.4	523.4	(1.0)%
Operating income (expense):
Administrative expenses	(194.9)	(208.9)	(6.7)%
Selling and distribution expenses	(30.5)	(29.8)	2.4%
Net gain on sale of available-for-sale financial investment	10.5	—	N/M
Other operating income, net	(3.0)	8.3	N/M

Total operating expense, net	(217.9)	(230.5)	(5.4)%

Operating profit	300.5	293.0	2.6%
Other income (expense):
Finance income	11.7	27.2	(57.0)%
Finance costs	(31.2)	(37.1)	(15.9)%
Gain from exchange difference, net	(14.8)	(48.4)	(69.4)%

Total other expenses, net	(34.3)	(58.3)	(41.2)%

Profit before income tax	266.3	234.7	13.5%
Income tax expense	(77.5)	(82.4)	(5.9)%

Profit for the year	188.8	152.3	24.0%

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	1,085.4	87.3	1,102.1	88.9
Quicklime	61.1	4.9	31.9	2.6
Construction supplies	95.4	7.7	103.3	8.3
Other	0.8	0.1	2.4	0.2

Total sales of goods	1,242.6	100.0	1,239.7	100.0

Our total sales of goods increased by 0.2%, or S/2.9 million, to S/1,242.6 million in 2014 from S/1,239.7 million in 2013. This increase was primarily due to the following factors:

•	a 1.5%, or S/16.7 million, decrease in 2014 in sales of cement, concrete and blocks as a result of a slowdown in construction levels due to reduced economic growth;

•	offset by a 91.5%, or S/29.2 million, increase in 2014 in the sales of quicklime, due to stronger demand from the mining industry; and

•	a 7.6%, or S/7.9 million, decrease in 2014 in the sale of construction supplies, due to increased competition in this segment.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2014 and 2013:

	Year ended December 31,
	2014	2013	Variation
	(in millions of S/)%
Cement	929.5	919.9	1.0
Concrete	124.0	153.6	(19.3)
Blocks	31.9	28.6	11.5

Total	1,085.4	1,102.1	(1.5)

Our total sales of cement, concrete and blocks decreased by 1.5%, or S/16.7 million, to S/1,085.4 million in 2014 from S/1,102.1 million in 2013. This increase was primarily due to the following factors:

•	sales of cement increased by 1.0%, or S/9.6 million, in 2014, due to an increase in the average price of cement (1.3%), offset by slightly less volume of cement sold (0.3%);

•	sales of concrete decreased by 19.3%, or S/29.6 million, in 2014, due to a decrease in volume (17.9%) and to a lesser extent to a decrease in the average price of concrete (1.4%); and

•	sales of blocks increased by 11.5%, or S/3.3 million, in 2014, due to an increase in volume (5.9%) and to a decrease in the average price of blocks (5.6%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	578.9	79.9	587.3	82.0
Quicklime	51.9	7.2	26.8	3.7
Construction supplies	92.5	12.8	99.9	14.0
Other	0.8	0.1	2.2	0.3

Total	724.1	100.0	716.2	100.0

Our total cost of sales increased by 1.1%, or S/7.9 million, to S/724.1 million for 2014, from S/716.2 million for 2013, primarily due to the following factors:

•	a 1.4%, or S/8.4 million, decrease in the cost of sales of cement, concrete and blocks in 2014, due primarily to cost savings that resulted in lower unit cost of production, and to a lesser extent due to lower volume of cement sold;

•	offset by a 93.7%, or S/25.1 million, increase in 2014 in the cost of sales of quicklime, due primarily to an increase in the sales volume of quicklime and to a higher cost because of the quality of the quicklime sold; and

•	a 7.4%, or S/7.4 million, decrease in 2014 in the cost of sales of construction supplies, due to a decrease in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2014 and 2013:

	Year ended December 31,
	2014	2013	Variation
	(in millions of S/)%
Cement	471.4	474.6	(0.7)
Concrete	85.1	96.2	(11.4)
Blocks	22.4	16.5	35.2

Total	578.9	587.3	1.4

Our cost of sales represented 53.3% of our sales in 2014, the same as the 53.3% in 2013. Our total cost of sales of cement, concrete and blocks decreased by 1.4%, or S/8.4 million, in 2014, primarily due to the following factors:

•	cost of sales of cement decreased by 0.7%, or S/3.2 million, in 2014, mainly due to a lower volume of cement sold (0.3%) and a decrease in production cost (0.4%);

•	cost of sales of concrete decreased by 11.4%, or S/11.0 million, in 2014, due to a decrease in volume sold (17.9%) offset by an increase in production cost (6.5%); and

•	cost of sales of blocks increased by 35.2%, or S/5.8 million in 2014, due primarily to an increase in volume sold (5.9%) and an increase in production cost (29.3% ).

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	506.5	46.7	514.8	46.7
Quicklime	9.1	14.9	5.0	15.8
Construction supplies	2.9	3.0	3.4	3.3
Other	(0.1)	(12.5)	0.2	8.3

Total gross profit	518.4	41.7	523.4	42.2

Total gross profit decreased by 1.0%, or S/5 million, to S/518.4 million in 2014, from S/523.4 million in 2013 mainly as a result of the decreased volume of cement sold despite of the operational efficiencies implemented in the production process during 2014, and to a lesser extent due to a decrease of 14.7% or S/0.5 million in 2014 in gross profit from the constructions supplies segment due to lower sales because of higher competition. This decrease was offset by an increase of 82.0%, or S/4.1 million, in quicklime in 2014, due to higher sales volumes. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2014 was 41.7% compared to 42.2% for 2013.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2014 and 2013:

	Year ended December 31,
	2014		2013
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	458.1	49.3	445.3	48.4	0.9
Concrete	38.9	31.4	57.4	37.4	(6.0)
Blocks	9.5	29.8	12.1	42.3	12.5

Total gross profit	506.5	46.7	514.8	46.7	—

Gross profit margin for the cement, concrete and blocks segment remained stable at 46.7% in 2014 compared to 2013. This was due mainly to an increase in cement margin (0.9 percentage points) due to operational efficiencies implemented in the production processes during 2014, offset by a decrease in concrete margin (-6.0 percentage points) as a result of lower sales volume.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2014, our operating expenses decreased by S/12.6 million to S/217.9 million in 2014 from S/230.5 million in 2013.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2014 and 2013:

	Year ended December 31,
(in millions of S/)	2014	2013
Personnel expenses	100.5	106.4
Third-party services	64.4	72.6
Board of directors compensation	4.9	5.6
Depreciation and amortization	12.6	10.4
Taxes	2.9	3.4
Consumption of supplies	3.0	3.7
Donations	5.9	6.3
Others	0.7	0.5

Total	194.9	208.9

Our administrative expenses decreased by 6.7%, or S/14.0 million, to S/194.9 million in 2014 from S/208.9 million in 2013. Personnel expenses decreased by S/5.9 million and third-party services decreased by S/8.2 million mainly due to a decrease in headcount.

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

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2014 and 2013:

	Year ended December 31,
(in millions of S/)	2014	2013
Personnel expenses	15.4	14.5
Advertising and promotion expenses	9.7	10.5
Other	5.4	4.8

Total	30.5	29.8

Our total selling and distribution expenses increased by 2.3%, or S/0.7 million, to S/30.5 million in 2014 from S/29.8 million in 2013.

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

Other Operating Income, Net

Our other operating income, net decreased S/11.2 million, to a loss of S/3.0 million in 2014 from a gain of S/8.3 million in 2013. This decrease was due mainly to disposal of property, plant and equipment and less cost recovery from previous periods.

Net Gain on Sale of Available-for-Sale Financial Investment

On October 10, 2014, we sold an available-for-sale financial investment in Sindicato de Inversiones y Administración S.A. (“SIA”) for approximately US$6,514,000 (equivalent to S/18,936,000). As a result of this disposition, in October 2014, we transferred a gain of S/10,537,000 from “Other comprehensive income” to the consolidated statement of profit or loss. SIA owned 43.4% of the capital stock of Union Andina de Cementos S.A.A as of December 31, 2013.

Operating Profit

As a result of the foregoing, our operating profit increased by 2.6%, or S/7.5 million, to S/300.5 million in 2014 from S/293.0 million in 2013. Our operating profit margin (i.e., operating profit as a percentage of sales) for 2014 was 24.2% compared to 23.6% for 2013.

Other Expenses, Net

Our other expenses, net decreased by S/24.0 million, to S/34.3 million in 2014 from S/58.3 million in 2013, mainly due to reduced exposure to exchange rate fluctuations which represented a loss of S/48.4 million in 2013, and a loss of S/14.8 million in 2014, and to a decrease in finance costs which represented S/31.2 million in 2014, versus S/37.1 million in 2013. The decrease in exposure was mainly due to the fact that we entered into a cross currency swap agreement for US$120 million of the principal amount of our U.S. dollar-denominated debt to manage the foreign exchange risks associated with this debt. The decrease in finance costs was mainly due to higher interest capitalization because of the increase in expenditures for the construction of the Piura plant.

Income Tax Expense

Our income tax expense decreased by 5.9%, or S/4.9 million, to S/77.5 million for 2014 from S/82.4 million for 2013. In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% from 2019 onwards. This reduction in future tax rates had a net impact of S/10,497,000 during 2014 as a reduction of our deferred income tax liability, such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss in 2014. Our effective tax rate for 2014 was 29.1%, 35.1% for 2013 and 32.2% for 2012.

Profit

As a result of the foregoing, our profit for 2014 increased by 24.0%, or S/36.5 million, from S/152.3 million for 2013 to S/188.8 million for 2014, mainly due to lower administrative expenses, lower difference in exchange rate, and an extraordinary income derived from the sale of available-for-sale financial investment, which represented a net gain of S/10.5 million.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
(in millions of S/)	2015	2014	2013
Net cash flows from operating activities	275.6	240.4	191.8
Net cash flows from (used in) investing activities	(475.9)	(553.5)	194.5
Net cash flows from (used in) financing activities	(257.8)	(114.8)	507.4

Decrease (increase) in cash	(458.1)	(427.9)	893.7

Cash Flows from Operating Activities

Net cash flow from operating activities increased by 14.6% or S/35.2 million, to S/275.6 million in 2015 from S/240.4 million in 2014, due primarily to an increase in operating income.

Net cash flows from operating activities increased by 25.3%, or S/48.6million, to S/240.4 million in 2014 from S/191.8 million in 2013, due primarily to lower inventory purchases, mainly imported clinker and an increase in profit in 2014, as well as a decrease in trade and other payables, net of an increase in trade and other receivables.

Net cash flows from operating activities increased by 92.4%, or S/92.1 million, to S/191.8 million in 2013 from S/99.7 million in 2012, due to an increase in interest accrued from time deposits into which we invested the proceeds from our issuance of US$300 million of Senior Notes due 2023 in 2013, as well as lower taxes resulting from an extraordinary payment in 2012 because of the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, and greater cash flow generation due to an increase in EBITDA mainly the result of operational efficiencies that allowed us to maintain expenses and costs at 2012 levels during 2013 while increasing revenues, and lower interest payments on our debt.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/475.9 million for 2015, and were primarily related to the purchase of property, plant and equipment for the Piura plant net of the income derived from the sale of real estate assets.

Net cash flows used in investing activities were S/553.5 million for 2014, and were primarily related to the purchase of property, plant and equipment for the Piura plant net of the disposition of an available-for-sale investment.

Net cash flows from investing activities were S/194.5 million for 2013, primarily related to the fact that the time deposits into which we invested the proceeds from our issuance of Senior Notes due 2023 in 2013 were made available, as well as purchases of property, plant and equipment for the Piura plant, among others.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/257.8 million for 2015, and were primarily due to dividends paid to our shareholders and the buyback of investment shares.

Net cash flows used in financing activities were S/114.8 million for 2014, and were primarily due to dividends paid to our shareholders.

Net cash flows from financing activities were S/507.4 million for 2013, and primarily represent cash received from our issuance of Senior Notes due 2023 in 2013, partially offset by debt service payment.

Indebtedness

As of December 31, 2015, we had total outstanding indebtedness of S/1,023.3 million (US$300 million). As of December 31, 2015, we have entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to our U.S. dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$267.8 million).

(amounts in millions of S/)	As of December 31, 2015	Interest rate	Maturity date
4.50% Senior Notes due 2023	1,023.3	4.5%	February 8, 2023

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

Derivative Financial Instruments

As of December 31, 2015, we had entered into a cross currency swap hedging agreement in aggregate principal amount of US$300 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2015, our research and development group consisted of 16 geologists and 1 scientist. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications, and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2015.

Geographic Breakdown

Northern Region (thousands of metric tons)
Plant	2011	2012	2013	2014	2015	% share
C. Pacasmayo	1,748	2,045	2,110	2,051	2,022	18.0%
C. Selva	196	200	240	296	288	2.6%
Imports	47	29	34	40	12	0.1%

Total	1,991	2,274	2,384	2,387	2,322	20.7%
Central Region (thousands of metric tons)
Plant	2011	2012	2013	2014	2015	% share
UNACEM	4,709	5,315	5,612	5,701	5,546	49.6%
Caliza Inca	104	157	288	383	357	3.2%
Imports	351	409	465	461	507	4.5%

Total	5,164	5,881	6,365	6,545	6,410	57.3%
Southern Region (thousands of metric tons)
Plant	2011	2012	2013	2014	2015	% share
Grupo Yura	1,709	2,203	2,515	2,600	2,480	22.1%
Total	1,709	2,203	2,515	2,600	2,480	22.1%

Total Regions	8,864	10,358	11,264	11,532	11,212	100.1%
							Source: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru:

	Portland Cement			Other Portland Cements
Business	I	II	V	IP	I(PM)	MS	I Co
UNACEM	✓(1)	✓(1)	✓(1)	✓	✓
Pacasmayo plant	✓	✓(2)	✓	✓		✓(2)	✓
Rioja plant	✓(1)	✓(1),(3)	✓(1),(3)				✓
Cementos Sur	✓	✓(2)	✓(2)	✓	✓
Yura	✓	✓(2)	✓(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.
(2)	Our Portland cement II is the same as our type MS/MH/R cement.
(3)	Manufactured upon request.

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.9 million homes nationwide. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 41 places on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, from 110th place in 2008 to 69th in 2015, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and one small plant, which own six cement producing companies:

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

According to the United States Geological Survey, world total reserves of phosphate rock are estimated at approximately 69 million tons, with Morocco and the Western Sahara accounting for approximately 75% of the total global reserves. While nearly 30 countries produce phosphate products, China, the United States and Morocco are the largest producers, accounting for two-thirds of world production. The world’s top producing companies include Office Cherifien de Phosphate of Morocco, Mosaic Co. of the United States, PhosAgro of Russia and Yuntianhua Group of China.

The following table sets forth world reserves and production levels for the periods indicated.

	Reserves	Production
(in thousands of metric tons)	2015E	2014E	2015E
China(1)	3,700,000	100,000	100,000
United States	1,100,000	25,300	27,600
Morocco and Western Sahara	50,000,000	30,000	30,000
Russia	1,300,000	11,000	12,500
Jordan	1,300,000	7,140	7,500
Australia	1,030,000	2,600	2,600
Peru	820,000	3,800	4,000
South Africa	1,500,000	2,160	2,200
Algeria	2,200,000	1,500	1,200
Syria	1,800,000	1,230	750
Other countries	4,250,000	33,270	34,650

World total (rounded)	69,000,000	218,000	223,000

Source: U.S. Geological Survey, Mineral Commodity Summaries, 2016

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2015.

	Payments due by period
(in millions of S/)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge (principal portion)(1)	—	—	—	913.3	913.3
Interest payments	46.0	92.1	92.1	115.3	345.5
Brine project(2)	2.0	2.0	18.0	254.9	276.9
Hedge commission	27.4	54.8	54.8	55.4	192.4
Energy Supply (3)	4.4	7.2	2.8	—	14.4

Total	79.8	156.1	167.7	1,326.9	1,730.5

(1)	Does not include issuance costs.
(2)	Relates to our contractual commitment for the establishment of Salmueras jointly with Quimpac and invest US$100.0 million to develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions. As of December 31, 2015, we and Quimpac have collectively made contributions of US$22.3 million to Salmueras for the development of our brine project.
(3)	Relates to take or pay contracts for the supply of gas to Fosfatos and Cementos Pacasmayo.

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

Eduardo Hochschild Beeck. Mr. Hochschild has been a Director since April 1991 and is currently Chairman of the Board. He holds a Mechanical Engineering degree from Tufts University, Boston, United States. Mr. Hochschild is also the President of Hochschild Mining plc, Inversiones ASPI S.A. and the Board of Trustees of UTEC and TECSUP, Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Fosfatos, Salmueras, Sociedad de Comercio Exterior del Perú (COMEX Perú), and of the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). Mr. Hochschild is also Vice-Chairman of the Silver Trust of Peru, and an expert consultant of the Economic Counsel of the Episcopal Conference.

Roberto Dañino Zapata. Mr. Dañino has been a Director since 1995. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney-at-law graduated from the schools of Law of Harvard University and Pontificia Universidad Católica del Perú. He has served as Ambassador of Peru to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American

Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice-Chairman of the Board of Directors of Hochschild Mining plc, and Chairman of Fosfatos. In Addition, he is Independent Director of Inversiones Centenario, Results for Development, LUMNI and ACCIÓN International, we well as member of the Advisory Board of UBER Technologies, Open Society Foundation, and Goldman Sachs

Rolando Antonio Arellano Cueva. Mr. Arellano has been a Director since March 2011. He holds a PhD in Business Administration from Grenoble University, France, a Master’s in Business Administration from ESAN and a degree in Psychology from Pontificia Universidad Católica del Perú. He is Chairman of the Board of Arellano Investigación de Marketing S.A., a company with operations in various Latin American countries. He is a professor at Centrum Católica (Universidad Católica del Peru Business School) and has taught at numerous universities in the region. He was Chairman of the Marketing Department and Director of the Master in International Business Program at Laval University, Quebec, Canada. He is a representative from Latin America in the National Council for Development and International Solidarity of the Ministry of Foreign Affairs and International Development of France.Mr, Arellano is the author of 17 books on business and marketing in emerging economies. Independent Director.

José Raimundo Morales Dasso. Mr. Morales has been a Director since March 2008. He holds a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico and a Master’s in Business Administration from Wharton Business School, University of Pennsylvania, Untied States. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of Atlantic Security Bank, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Peru and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros. He is a member of the Board of Directors of Pacífico Vida Seguros, Salmueras., Fosfatos., Alicorp S.A.A., Grupo Romero, Cerámica Lima S.A., Inversiones y Propiedades S.A Corporación Cerámica S.A., JJC Contratistas Generales and a Board member of the Peruvian Institute of Economics.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008 and Chief Executive Officer since April 2011. He has a Bachelor’s degree in Economics from Universidad del Pacífico and a Master’s degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of ASPI, Fosfatos and Salmueras. Moreover, he is Chairman of the Board of Trustees of Universidad del Pacífico andhas been Chairman of the Board of Directors of Fondo Mivivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia and Chief Executive Officer at Socosani S.A.

Hilda Ochoa-Brillembourg. Mrs. Ochoa-Brillembourg was appointed as a Director of Cementos Pacasmayo S.A.A. in October 2011. She holds a Bachelor of Science degree in Economics from Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration and is a Business Administration PhD candidate from Harvard Business School. She is the founder, and since 1987, President and Executive Director, of Strategic Investment Group and a group of affiliated investment management firms. In 2014 she was appointed Chairperson of the Board of Directors. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Mrs. Ochoa- Brillembourg is on the Board of Directors of McGraw-Hill, where she is also a member of its audit and financial policy committees. Independent Director.

Felipe Ortiz de Zevallos. Mr. Ortiz de Zevallos studied at the Universidad Nacional de Ingeniería in Lima, at the University of Rochester in New York and at Harvard Business School. He is the founder and chairperson of the Grupo Apoyo since 1977. He served as Ambassador of Peru to the United States from 2006 to 2009 where he was responsible for negotiating the US Congress’ approval of the Free Trade Agreement between both countries. He has been professor at Universidad del Pacífico and served as said university’s President from 2004 a 2006. He is currently an independent board member of various companies and non-profit organizations. In addition, he is currently President of the Asociación Civil Transparencia (Transparency Civil Association). He has received numerous awards, such as the IPAE Award in 1990, the Journalism Jerusalem Prize in 1998 and the Manuel J. Bustamante de la Fuente Award in 2008. In 2009, the Lima Chamber of Commerce paid tribute to Mr. Ortiz de Zevallos for these contributions to the social and economic development of Peru, and in 2011 the Ministry of Economy and Finance awarded him with the “Hipólito Unanue” award for his contributions to the country’s economic and financial development. Independent Director.

Dionisio Romero Paoletti. Mr. Romero has been a Director since March 2005. He holds a degree in Economics from Brown University and a Master’s degree in Business Administration from Stanford University. He is the Chairman of the Board of Credicorp and Banco de Crédito del Perú-BCP, and the Executive Chairman of Credicorp since 2009, and Board Director of Banco de Credito del Peru since 2003, and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of the Board of Banco de Crédito de Bolivia, Pacífico Peruano Suiza Cía. de Seguros y Reaseguros S.A., El Pacífico Vida Cía. de Seguros y Reaseguros S.A., Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A., Agrícola del Chira S.A., among others. Furthermore, he is Vice-Chairman of the Board of Inversiones Centenario S.A. and Director of Banco de Crédito e Inversiones - BCI, and Sierra Metals Inc. Independent Director.

Robert Patrick Bredthauer. Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director

Manuel Bartolome Ferreyros Peña. Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is an alternate member of the Board of Directors of Fosfatos. Mr. Ferreyros has a Bachelor’s degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas - INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. Alternate Director.

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

Manuel Bartolome Ferreyros Peña. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been our General Counsel since 2008. Previously, he was General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers and the Corporate Governance and Performance Program at the Yale School of Management (USA). Mr. Durand currently also acts as a board member of Salmueras, Inversiones Aspi S.A. and Cementos Selva S.A. and he is member of the Board Commitee of UTEC and TECSUP.

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

Carlos Paul Cateriano Alzamora. Mr. Cateriano has been our Corporate Social Responsibility and Human Resources Manager since June 2012. Previously, he was our Human Resources Manager from 2006 to 2012 He studied Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as Head of Training at Banco Santander Perú S.A., and as a consultant at Polimeros y Adhesivos S.A.

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

Tito Alberto Inope Mantero.Mr. Inope has been Industrial Planning Manager since January 2015. He is an economist, graduated from Universidad de Lima and has an MBA from the Universidad Peruana de Ciencias Aplicadas (UPC). Mr. Inope has worked at our company since 1996 and has held different management positions during the past 18 years.

Rosaura Vasquez Arrieta. Mrs. Vásquez is our Quality, Research and Development Manager since March 2015. She is an Industrial Engineer from the Universidad de Piura, holds a Master’s Degree in Chemistry from the Universidad Católica del Peru, and a PhD in Industrial Engineering specialized in Metallurgy and Materials from the Universidad de Oviedo (Spain). Mrs. Vasquez has worked at our company since 1998, and has held different management positions during the past 16 years. Before joining our company she worked as Professor at the Universidad de Piura. She has been a speaker at various congresses and has published a variety of articles on non- metallic mining, cement and additives.

B.	Compensation

As of December 31, 2015, the total short term compensations amounted to S/23,074,000 (2014: S/20,225,000) and the total long term compensations amounted to S/14,159,000 (2014: S/5,944,000). This compensation included payments made in connection with the workers’ profit sharing plan under Peruvian labor laws, which require us to distribute between 8% and 10% of our taxable annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2015 director compensation was approved at our annual shareholders’ meeting.

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

Our long-term bonus incentive program features the following key components:

•	available to senior executives who have been employed by our company for at least four years;

•	at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

•	on the fifth or sixth anniversary of the creation or beginning of the bonus plan, the relevant executive will receive the amount accrued during the first four years;

•	additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation or beginning of the plan; and

•	if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

•	must be no older than 58 years at the time his or her participation in the incentive program begins;

•	must have at least four years of employment with either our company, or our subsidiaries or affiliates;

•	is a professional who is deemed to have characteristics that are attractive to the market; and

•	the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.	Board Practices

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

As of December 31, 2015 we had a total of 1,544 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2015	2014	2013
Management	35	33	33
Administrative personnel	1,002	974	1,069
Plant workers	507	475	554

Total (1)	1,544	1,482	1,656

(1)	workers from our social venture Acuicola Los Paiches S.A.C. are excluded from this calculations.

As of December 31, 2015, approximately 16% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A. and Sindicato Único de Trabajadores de Cantera de la Fábrica de Cementos Pacasmayo S.A.A—UEA Tembladera (recently renamed Sindicato Único de Trabajadores de Calizas del Norte S.A.C.)) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In February 2016 three-year Union Agreements were signed with our Pacasmayo Plant union and we are currently in the process of negotiating with our Tembladera Quarry union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2015, approximately 11% of our employees were enrolled with the national public pension fund and 89% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2016, persons who are currently members of our board of directors and our executive officers held as a group 1,223,188 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI and ASPI’s subsidiary Servicios Corporativos Pacasmayo S.A.C.). This amount represented less than one percent of our outstanding share capital as of March 31, 2016. Mr. Eduardo Hochschild through ASPI indirectly controls 265,789,617 common shares.

Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Roberto Dañino and Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2016, our issued and outstanding share capital was composed of 531,461,479 common shares. In addition, as of March 31, 2016, we had 50,503,124 non-voting investment shares outstanding, 37,276,580 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2016.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	265,789,617	50.01%	—	—	265,789,617	45.67%
CPSAA(treasury shares)	—	—	37,276,580	73.81%	37,276,580	6.41%
RI—Fondo 2 (AFP Prima)	24,173,310	4.55%	4,029,701	7.98%	28,203,011	4.85%
RI—Fondo 3 (AFP Prima)	17,384,686	3.27%	3,904,644	7.73%	21,289,330	3.66%

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
Directors and officers(2)	1,223,188	0.23%	—	—	1,223,188	0.21%
American Depositary Receipt Program	96,891,740	18.23%	—	—	96,891,740	16.65%
Other shareholders	125,998,938	23.71%	5,292,199	10.48%	131,291,137	22.56%

Total	531,461,479	100.00%	50,503,124	100.00%	581,964,603	100.00%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI , excluding those from its subsidiary Servicios Corporativos Pacasmayo S.A.C.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2011 to December 31, 2015.

Shareholder	2015	2014	2013	2012	2011
ASPI	45.67%	50.94%	50.94%	50.94%	63.92%
CPSAA (treasury shares)	6.41%	—	—	—	—
IN—Fondo 2 (AFP Integra)	—	1.05%	1.05%	0.74%	0.92%
RI—Fondo 2 (AFP Prima)	5.10%	4.66%	4.71%	4.37%	5.43%
RI—Fondo 3 (AFP Prima)	4.29%	4.29%	4.78%	4.54%	5.99%
HO-Fondo 3 (AFP Horizonte)	—	—	—	0.65%	0.69%
HO-Fondo 2 (AFP Horizonte)	—	—	—	0.56%	—
IN—Fondo 3 (AFP Integra)	—	0.78%	0.78%	0.46%	0.57%
PR—Fondo 2 (AFP Profuturo)	—	0.86%	0.86%	0.55%	0.54%
PR—Fondo 3 (AFP Profuturo)	—	0.50%	0.50%	—	—
American Depositary Receipt Program	16.66%	18.13%	18.38%	17.83%	—
Other shareholders	21.87%	18.79%	18.00%	19.36%	21.94%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

On February 7, 2012, we issued 100,000,000 common shares, or 18.82% of the outstanding common shares, in the form of ADSs, which were listed on the New York Stock Exchange. On March 2, 2012, we issued an additional 11,484,000 common shares, or 2.16% of the outstanding common shares, in the form of ADSs when the underwriters exercised their over-allotment option.

On March 30, 2012, we issued 927,783 investment shares, or 1.84% of the outstanding investment shares, pursuant to a preemptive right offer in connection with our issuance of ADSs.

On March 24, 2014, Mr. Eduardo Hochschild sold 1,310 of our common shares.

On October 14 and 15, 2015, ASPI sold 9,863,277 and 4,036,723 of our common shares.

On October 15, 2015, we bought back 37,276,580 investment shares, which we currently hold in treasury.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2016, we estimate that there were 19,378,348ADSs, which represented 18.23% of our common shares outstanding as of such date. As of December 31, 2015, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 31.

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

As of December 31, 2015, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/97,000 (US$28,437).

The following transactions have been entered into by us with related parties:

•	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of, S/278,000 in 2013, S/293,000 in 2014, and S/330,000 in 2015.

•	We lease part of our headquarters as office space to ASPI and its affiliates. We received rental payments of S/183,000 in 2013, S/254,000 in 2014; and S/334,000 in 2015.

•	We provide back office management and administrative services to ASPI and its affiliates, for which we received S/397,000 in 2013, S/498,000 in 2014; and S/505,000 in 2015.

•	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,372,000 in 2013, S/1,350,000 in 2014; and S/1,146,000 in 2015 for these services.

•	We bought investment shares from ASPI in 2015, for which we paid S/48,585,000.

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

See Item 19. — Exhibits.

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

Year ended December 31,	Dividends paid	Per share (in S/)
2015	162,950,000	0.28000
2014(1)	116,393,000	0.20000
2013	58,196,000	0.10000
2012	52,000,000	0.08935
2011	91,000,000	0.19380

(1)	In October 2014 we sold our available-for-sale financial investment in SIA. In November 2014, we declared an extraordinary dividend payment

At the annual shareholders’ meeting held on March 29, 2016, the shareholders unanimously approved the financial statements for fiscal year 2015 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends on the retained earnings account and fiscal year 2016 operating results.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC.” On April 25, 2016, the closing price on the New York Stock Exchange was US$8.17 per ADS.

The following table sets forth for each of the most recent three months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(in US$)	High	Low
2015:
January	8.69	8.10
February	8.81	8.26
March	8.26	7.45
April	7.95	6.96
May	7.95	7.40
June	8.03	7.28
July	8.17	7.70
August	8.11	5.78
September	6.19	5.75
October	6.69	5.54
November	6.78	6.36
December	7.65	6.16
2016:
January	7.26	6.25
February	6.75	6.20
March	7.85	6.52
April (through April 25)	8.88	7.15

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1,” respectively. On April 15, 2016, the closing price on the Lima Stock Exchange was S/5.55 per common share and S/3.00 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited.

The following table sets forth for the five most recent full years the high and low closing prices in soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/)	High	Low	High	Low
2010	7.92	3.08	7.21	3.00
2011	8.45	4.25	7.48	4.05
2012	6.90	4.75	6.00	4.45
2013	7.85	5.45	6.50	3.75
2014	6.50	4.70	4.00	2.50
2015	5.45	3.57	2.60	2.25

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2013:
First quarter	7.65	6.70	6.30	6.10
Second quarter	7.85	6.66	6.50	6.33
Third quarter	7.40	6.50	5.00	4.50
Fourth quarter	6.68	5,45	4.30	3.75
2014:
First quarter	6.50	4.88	4.00	3.40
Second quarter	5.32	4.70	3.10	2.80
Third quarter	5.50	4.76	2.81	2.75
Fourth quarter	5.39	4.70	2.50	2.50
2015:
First quarter	5.45	4.64	2.50	2.45
Second quarter	5.15	4.37	2.60	2.46
Third quarter	5.27	3.80	2.60	2.25
Fourth quarter	5.00	3.57	—	—

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2015:
October	4.30	3.57	—	—
November	4.45	4.30	—	—
December	5.00	4.20	—	—
2016:
January	5.03	4.30	—	—
February	4.75	4.40	2.31	2.30
March	5.36	4.60	2.33	2.31
April (through April 26)	5.95	4.65	3.10	2.37

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2015, there were 276 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2015, The Lima Stock Exchange had a share capital of S/71,482,810, divided into (68,172,377 class “A” shares and 3,310,433 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2015, the Lima Stock Exchange had 190 shareholders.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2016, 531,461,479 of our common shares were outstanding. As of March 31, 2016, there were 7,061owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2016, 13,226,544 of our investment shares were outstanding excluding 37,276,580 investment shares that we held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2016, there were 400 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Voting Rights and Dividends

Common Shares

Holders of common shares are entitled to one vote per share, with the exception of the election of the board of directors, where each holder is entitled to one vote per share per nominee. Each holder’s votes may be cast for a single nominee or distributed among the nominees at the holder’s discretion. To that effect, each of our common shares gives the holder the rights to as many votes as there are directors to be elected. Shareholders may pool votes in favor of one person or distribute them among various persons. Those candidates for the board who receive the most votes are elected directors. Holders of common shares may attend and vote at shareholders’ meetings either in person or through a proxy.

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

Dispute Resolution

On March 29, 2016, our shareholders approved the inclusion in our by-laws of the following arbitration clause for dispute settlement:

“X. DISPUTE RESOLUTION

ARTICLE 56.- Any dispute, disagreement or conflict arising between shareholders, between shareholders and the Company, or between the Company and its Directors during the existence or dissolution process of the Company, in connection to their rights or obligations or in connection to the interpretation, application, validity or compliance with these By-laws or in connection with any agreement adopted by the Company’s General Shareholders’ Meetings or Board of Directors’ meetings, which have not been resolved through direct negotiation and in amicable terms between the parties, or by means of mediation or conciliation, within thirty (30) business days from the notification to one of the parties, the parties agree to waive their rights to solve any dispute, disagreement or conflict within the competent courts of their domiciles and agree that all disputes, disagreements or conflicts will be settled by arbitration at law, except for those disputes which shall be ventilated under a specific jurisdiction as mandated by law, in which case the Peruvian Arbitration Law (Legislative Decree No. 1071), or any law amending or replacing it, shall be applied as well as the additional provisions established for such effects.

The arbitration will be held in Lima, Perú and in Spanish language according to the agreements in this clause. For all the matters not provided herein, the arbitration shall be organized and conducted in accordance with the provisions set forth in the Rules and Regulations of the Arbitration Center of the American Chamber of Commerce of Perú (AmCham Perú). - Cámara de Comercio Americana del Perú.

The Tribunal shall consist of three (03) arbitrators, following the rules below for their designation:

(a) The party requesting the arbitration shall submit the first request to the Arbitration Center of AmCham Perú indicating the name of the person designated as first arbitrator, and inviting the opposing party, in turn, to designate the second arbitrator. The Arbitration Center of AmCham Perú shall submit a copy of the first request to the opposing party.

(b) Five calendar days after receiving the copy of the request referred to in letter (a) above, the opposing party shall indicate the name of the person designated as second arbitrator. If the opposing party fails to designate an arbitrator within the stated term, the Arbitration Center of AmCham Perú shall designate the second arbitrator.

(c) Five calendar days after the designation of the second arbitration pursuant to the provisions in (b), both parties shall, mutually agree, on the person who will serve as third arbitrator, who will chair the Tribunal. In the event that the parties fail to reach an agreement, the Arbitration Center of AmCham Perú shall designate the Chair of the Tribunal upon the request of either of the parties.

The Tribunal shall decide by majority on the subject matter of the arbitration. For this purpose, the Tribunal shall issue an arbitration award and the reasons therefore in writing within the term set in the By-laws and Regulations of the Arbitration Center of AmCham Perú. The arbitration award shall be final, binding upon the parties and unappealable, unless otherwise provided in the applicable rules.

In addition, the arbitration award shall determine the manner to confront the expenses related to the arbitration pursuant to the provisions set forth by the rules of the Arbitration Center of AmCham Perú.”

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

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which expires in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. We entered into an addendum to this agreement, effective February 1, 2016, which extends the term of the agreement until December 31, 2025, reduces the prices for the 2016-2020 period and establishes new prices for the 2020-2025 period. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.”

On December 27, 2011, we entered into a secured loan with BBVA Banco Continental in the amount of S/202.2 million (US$75 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. This loan was paid in full in February 2013. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding tax, at a rate of 6.8% of the dividend paid. In December 2014, the Peruvian government approved the increase in the withholding tax rate on dividend paid from 4.1% to 6.8%, effective in 2015 and 2016 to 8% in 2017 and 2018 and 9.3% since 2019 hereinafter. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax on Peruvian source income only.

The general rule of the Law of Income Tax in Peru provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Peruvian income tax law also provides that capital gains resulting from the disposal of ADSs that represent shares issued by Peruvian entities are considered Peruvian source income and therefore also subject to Peruvian income tax. Peruvian income tax law also provides that taxable income resulting from the disposal of securities is determined by the difference between the sale price of the securities at market value and the tax basis.

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

Nevertheless, Law No. 30,341 was enacted on December 12, 2015 and took effect on January 1, 2016. Such law will be in effect until December 31, 2018 which regulates an exception to a general rule. The exemption regulated in the law applies to the income from the sale of shares and other securities representing shares made through a centralized negotiation mechanism supervised by the Superintendency of Securities, and is not disposed of 10% or more of the shares issued by a specific company.

Law No. 30,341 includes the following provisions:

•	Securities covered by the exemption;

•	American Depositary Receipts (ADR);

•	(Ii) Global Depositary Receipts (GDRs); and

•	(Iii) Exchange Trade of Found (ETF); and

•	Requirements for application of the exemption

•	No transfer of 10% or more of the shares or securities representing shares;

•	In the case of shares or securities representing shares, the calculation of the percentage shall be determined based on the total number of shares of capital or account of investment shares at the time of disposal; and

•	The law indicates those operations to be considered for calculating this percentage, as well as those that do not.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of ADSs or common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15% of value sold), fees payable to the Peruvian Securities Commission (0.05% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and Value Added Tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

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

The amount of any dividend paid in soles will equal the U.S. dollar value of the soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the soles are converted into U.S. dollars at that time. If the soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the soles will be treated as United States source ordinary income or loss.

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

Not applicable. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dispute Resolution.”

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, management, with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2015. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (COSO). Based on the assessment, our management has concluded that as of December 31, 2015, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by Paredes, Zaldivar, Burga & Asociados SCRL, member firm of EY (former Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited Cementos Pacasmayo S.A.A. and subsidiaries’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Cementos Pacasmayo S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2015 of Cementos Pacasmayo S.A.A. and subsidiaries and our report dated April 29, 2016, expressed an unqualified opinion thereon.

Lima, Perú,

April 29, 2016

Paredes, Zaldivar, Burga y Asociados SCRL

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

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2015, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Zaldivar, Burga & Asociados SCRL, member firm of EY (former Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2015 and 2014.

	Year Ended December 31,
(in thousands of S/)	2015	2014

Audit fees	1,516	1,525
Audit-related fees	—	408
Tax fees	232	258
All other fees	—	—

Total fees	1,748	2,191

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our quarterly financial information.

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

The New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated By-laws of the Registrant, as currently in effect

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401

4.5	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Loesche GmbH, incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.6	Equipment Supply Contract, dated September 28, 2012 between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda., incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.7	Addendum 1 to the Equipment Supply Contract between the Registrant and Thyssenkrupp Polysius AG and Polysius Do Brasil Ltda. dated February 21, 2013, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.8	Steel Structure Supply Contract, dated September 28, 2012 between the Registrant and Polysius Ingenieria y Servicios del Perú S.A., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2013 (File No. 001-35401)

4.9	Construction Contract (Civil works and Electro-mechanical setup), dated September 16, 2013 between the Registrant and Consorcio Cementos Piura (English summary) incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

4.10	Addendum, effective February 1, 2016, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A.

8.1	List of Subsidiaries incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Name:	Humberto Nadal Del Carpio
Title:	Chief Executive Officer

By:	/s/ Manuel Bartolome Ferreyros Peña
Name:	Manuel Bartolome Ferreyros Peña
Title:	Chief Financial Officer

Date: April 29, 2016

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2015 and 2014 together with the Independent Auditors´ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2015 and 2014 together with the Independent Auditors’ Report

Content

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”) as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company´s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A. and subsidiaries´s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2016 expressed an unqualified opinion thereon.

Lima, Peru,

April 29, 2016

Paredes, Zaldívar, Burga y Asociados

Signed by:

/S/ Carlos Valdivia
Carlos Valdivia
C.P.C.C. Register No.27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2015 and 2014

	Note	2015	2014
		S/(000)	S/(000)
Asset
Current assets
Cash and term deposits	6	158,007	580,499
Trade and other receivables	7	110,897	110,843
Income tax prepayments		44,910	15,042
Inventories	8	307,478	324,070
Prepayments		7,188	4,367

		628,480	1,034,821

Non-current assets
Other receivables	7	64,145	53,948
Prepayments		1,432	2,268
Available-for-sale financial investments	9	436	744
Other financial instruments	30	124,770	12,251
Property, plant and equipment	10	2,490,815	2,060,976
Exploration and evaluation assets	11	81,862	57,740
Deferred income tax assets	15	21,077	17,175
Other assets		777	981

		2,785,314	2,206,083

Total asset		3,413,794	3,240,904

Liability and equity
Current liabilities
Trade and other payables	12	170,761	137,569
Income tax payable		3,906	8,720
Provisions	13	28,880	53,826

		203,547	200,115

Non-current liabilities
Interest-bearing loans and borrowings	14	1,012,406	883,564
Other non-current provisions	13	32,638	657
Deferred income tax liabilities	15	119,069	85,883

		1,164,113	970,104

Total liability		1,367,660	1,170,219

Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Treasury shares		(108,248)	—
Additional paid-in capital		553,466	553,791
Legal reserve		176,458	154,905
Other reserves		11,649	5,144
Retained earnings		727,765	696,736

Equity attributable to equity holders of the parent		1,943,054	1,992,540
Non-controlling interests		103,080	78,145

Total equity		2,046,134	2,070,685

Total liability and equity		3,413,794	3,240,904

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		S/(000)	S/(000)	S/(000)

Sales of goods	17	1,231,015	1,242,579	1,239,688
Cost of sales	18	(695,757)	(724,148)	(716,239)

Gross profit		535,258	518,431	523,449

Operating income (expenses)
Administrative expenses	19	(188,591)	(194,855)	(208,915)
Selling and distribution expenses	20	(31,481)	(30,534)	(29,817)
Net gain on sale of available-for-sale financial investment	9(b)	—	10,537	—
Other operating income (expense), net	22	3,701	(3,040)	8,281

Total operating expenses, net		(216,371)	(217,892)	(230,451)

Operating profit		318,887	300,539	292,998

Other income (expenses)
Finance income	23	3,478	11,705	27,213
Finance costs	24	(36,807)	(31,196)	(37,103)
Gain (loss) from exchange difference, net	5	12,351	(14,791)	(48,430)

Total other expenses, net		(20,978)	(34,282)	(58,320)

Profit before income tax		297,909	266,257	234,678
Income tax expense	15	(86,242)	(77,468)	(82,395)

Profit for the year		211,667	188,789	152,283

Attributable to:
Equity holders of the parent		215,532	192,827	155,634
Non-controlling interests		(3,865)	(4,038)	(3,351)

		211,667	188,789	152,283

Earnings per share	26
Basic and diluted, profit for the year attributable to equity holders of common shares and investment shares of the parent (S/ per share)		0.38	0.33	0.27

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		S/(000)	S/(000)	S/(000)

Profit for the year		211,667	188,789	152,283

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9(a)	(308)	(16,378)	1,171
Net gain on cash flows hedges	30(b)	10,832	4,926	—
Deferred income tax related to component of other comprehensive income	15	(4,019)	8,088	(352)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(b)	—	(10,537)	—
Transfer to profit or loss of cumulative exchange differences on translation of foreign currency, note 2.3.3		—	—	1,591

Other comprehensive income for the year, net of income tax		6,505	(13,901)	2,410

Total comprehensive income for the year, net of income tax		218,172	174,888	154,693

Total comprehensive income attributable to:
Equity holders of the parent		222,037	178,926	157,968
Non-controlling interests		(3,865)	(4,038)	(3,275)

		218,172	174,888	154,693

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2015, 2014 and 2013

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for- sale investments	Unrealized gain on cash flow hedge	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2013	531,461	50,503	—	558,478	105,221	18,226	—	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	—	—	—	—	—	—	—	—	155,634	155,634	(3,351)	152,283
Other comprehensive income	—	—	—	—	—	819	—	1,515	—	2,334	76	2,410

Total comprehensive income	—	—	—	—	—	819	—	1,515	155,634	157,968	(3,275)	154,693

Refund of capital in subsidiary to non-controlling interests, note 22(a)	—	—	—	—	—	—	—	—	—	—	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	—	—	—	—	14,612	—	—	—	(14,612)	—	—	—
Dividends, note 16(h)	—	—	—	—	—	—	—	—	(58,196)	(58,196)	—	(58,196)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	—	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	—	—	—	(2,184)	—	—	—	—	—	(2,184)	2,184	—

Balance as of December 31, 2013	531,461	50,503	—	556,294	119,833	19,045	—	—	653,704	1,930,840	78,630	2,009,470
Profit for the year	—	—	—	—	—	—	—	—	192,827	192,827	(4,038)	188,789
Other comprehensive loss	—	—	—	—	—	(18,827)	4,926	—	—	(13,901)	—	(13,901)

Total comprehensive income	—	—	—	—	—	(18,827)	4,926	—	192,827	178,926	(4,038)	174,888

Appropriation of legal reserve, note 16(e)	—	—	—	—	33,402	—	—	—	(33,402)	—	—	—
Terminated dividends, note 16(h)	—	—	—	—	1,670	—	—	—	—	1,670	—	1,670
Dividends, note 16(h)	—	—	—	—	—	—	—	—	(116,393)	(116,393)	—	(116,393)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	—	1,050	1,050
Other adjustments of non-controlling interests, note 16(i)	—	—	—	(2,503)	—	—	—	—	—	(2,503)	2,503	—

Balance as of December 31, 2014	531,461	50,503	—	553,791	154,905	218	4,926	—	696,736	1,992,540	78,145	2,070,685
Profit for the year	—	—	—	—	—	—	—	—	215,532	215,532	(3,865)	211,667
Other comprehensive loss	—	—	—	—	—	(229)	6,734	—	—	6,505	—	6,505

Total comprehensive income	—	—	—	—	—	(229)	6,734	—	215,532	222,037	(3,865)	218,172

Appropriation of legal reserve, note 16(e)	—	—	—	—	21,553	—	—	—	(21,553)	—	—	—
Acquisition of treasury shares, note 16(c)	—	—	(108,248)	—	—	—	—	—	—	(108,248)	—	(108,248)
Dividends, note 16(h)	—	—	—	—	—	—	—	—	(162,950)	(162,950)	—	(162,950)
Contribution of non-controlling interests, note 16(i)	—	—	—	—	—	—	—	—	—	—	28,475	28,475
Other adjustments of non-controlling interests, note 16(i)	—	—	—	(325)	—	—	—	—	—	(325)	325	—

Balance as of December 31, 2015	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	—	727,765	1,943,054	103,080	2,046,134

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		297,909	266,257	234,678
Non-cash adjustments to reconcile profit before income tax to net cash flows
Unrealized exchange difference related to monetary transactions		91,658	26,468	48,486
Depreciation and amortization	10	70,810	64,759	55,871
Finance costs	24	36,807	31,196	37,103
Long-term incentive plan	25	14,159	5,944	6,701
Provision (recovery) of impairment of inventories, net	8	8,909	(453)	(2,192)
Adjustment as a result of physical inventories		2,548	1,069	3,360
Amortization of costs of issuance of senior notes	24	1,644	1,644	1,493
Unwinding of discount of long-term incentive plan	24	788	598	475
Change in the estimation of rehabilitation costs	22	514	—	(1,068)
Estimation of impairment of trade and other accounts receivables	20	315	(43)	227
Net gain on sale of available-for-sale investment	10	—	(10,537)	—
Unrealized exchange hedge difference		(101,687)	(7,325)	—
Net (gain) loss on disposal of property, plant and equipment	22	(6,674)	6,466	2,555
Finance income	23	(3,478)	(11,705)	(27,213)
Other operating, net		1,217	(399)	(1,405)

Working capital adjustments
Increase in trade and other receivables		(6,230)	(54,814)	(19,993)
(Increase) decrease in prepayments		(1,985)	9,777	(1,111)
Decrease (increase) in inventories		5,135	9,785	(57,490)
Increase (decrease) in trade and other payables		517	734	(20,277)

		412,876	339,421	260,200

Interests received		3,176	12,612	37,650
Interests paid		(43,200)	(41,820)	(20,704)
Income tax paid		(97,208)	(69,827)	(85,392)

Net cash flows from operating activities		275,644	240,386	191,754

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2015	2014	2013
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(471,179)	(574,802)	(200,599)
Purchase of exploration and evaluation assets	11	(12,187)	(690)	(9,844)
Proceeds from sale of other assets		—	—	(151)
Proceeds from sale of available for sale investment		—	18,936	—
Proceeds from sale of property, plant and equipment		7,499	3,061	1,161
Liquidation of time deposits with original maturities greater than 90 days		—	—	1,065,950
Acquisition of time deposits with original maturities greater than 90 days		—	—	(662,000)

Net cash flows (used in) from investing activities		(475,867)	(553,495)	194,517

Financing activities
Dividends paid		(162,168)	(115,824)	(58,093)
Purchase of treasury shares	16(c)	(108,218)	—	—
Payment of hedge commissions		(15,898)	—	—
Contribution of non-controlling interests	16(i)	28,475	1,050	19,882
Proceeds from issuance of senior notes, net of related issuance costs	14	—	—	762,067
Proceeds from bank overdraft and borrowings		—	—	19,914
Payment of borrowings		—	—	(202,200)
Payment of bank overdraft		—	—	(33,169)
Refund of capital in subsidiary to non-controlling interests		—	—	(1,024)

Net cash flows (used in) from financing activities		(257,809)	(114,774)	507,377

Net increase (decrease) in cash and cash equivalents		(458,032)	(427,883)	893,648
Net foreign exchange difference		35,540	31,430	13,469
Cash and cash equivalents as of January 1		580,499	976,952	69,835

Cash and cash equivalents as of December 31		158,007	580,499	976,952

Transactions with no effect in cash flows:
Unrealized exchange hedge difference		(101,687)	(7,325)	—
Unrealized exchange difference related to monetary transactions		91,658	26,468	48,486
Purchase of property, plant and equipment, pending of liquidation		7,441	11,752	—
Sale of property, plant and equipment, pending of collect		4,034	—	—
Deferred income tax on costs related to the purchase of treasury shares	16(c)	30	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2015, 2014 and 2013

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2015 (52.63 percent of the Company’s common shares as of December 31, 2014). The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2015 was authorized by the Company’s Management on April 29, 2016. The consolidated financial statements as of December 31, 2014 and for the year ended that date were finally approved by the General Shareholders´ Meeting on March 27, 2015.

As of December 31, 2015, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

•	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells blocks, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

•	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

•	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

Notes to the consolidated financial statements (continued)

•	Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite in the northern region of Peru. To develop the phosphate project, the subsidiary has a minority shareholder MCA Phosphates Pte. Ltd, hereinafter “MCA” (subsidiary of Mitsubishi corporation, hereinafter “Mitsubishi”) which holds 30% of its common shares.

•	Salmueras Sudamericanas S.A. (“Salmueras”) is mainly engaged in the exploration of a brine project located in the northern region of Peru. To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares.

•	Calizas del Norte S.A.C. was incorporated in November 22, 2013. This subsidiary was created to be engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods.

As explained above, as of December 31, 2015 and 2014, the Company has 100 % interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacifico S.A.	70.00

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2015, 2014 and 2013:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2015	2014	2015	2014	2015	2014	2015	2014	2013
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. y Subsidiarias	268,464	273,910	57,375	95,983	211,089	177,927	33,158	26,337	16,132
Fosfatos del Pacifico S.A.	315,935	237,623	10,384	16,091	305,551	221,532	(9,972)	(10,765)	(7,495)
Distribuidora Norte Pacasmayo S.R.L.	232,212	212,992	118,849	107,609	113,363	105,383	7,980	5,231	5,314
Empresa de Transmisión Guadalupe S.A.C.	50,959	47,842	2,848	521	48,111	47,321	790	1,446	1,315
Salmueras Sudamericanas S.A.	45,698	46,820	219	263	45,479	46,557	(3,478)	(3,219)	(4,122)
Calizas del Norte S.A.C.	38,144	37,645	2,476	3,756	35,668	33,889	1,779	1,974	—

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles (previously named “ Nuevos Soles”) and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, except of certain standards and amendments applied for the first time by the Group during 2015 that did not require the restatement of previous financial statements, explained in Note 2.3.19.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2015 and 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

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

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

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

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purpose of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available for sale financial investments

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit or loss.

The Group has not designated any financial assets at fair value through profit or loss as of December 31, 2015 and 2014.

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

The Group did not have any held-to-maturity investments during the years ended December 31, 2015 and 2014.

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

The Group evaluates whether the ability and intention to sell its AFS financial investments in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2015 and 2014, see note 9.

Derecognition -

A financial asset is primarily derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or

(ii)	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Notes to the consolidated financial statements (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2015 and 2014.

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

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to notes 12 and 14.

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

(iii)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Notes to the consolidated financial statements (continued)

(iv)	Fair value measurement –

The Group measures financial instruments such as derivative financial instruments and available-for-sale investments at fair value at each statement of financial position date. Fair value related disclosures for financial instruments that are measured at fair value or where fair values are disclosed are summarized in Note 30.

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

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for both recurring fair value measurement, such as derivative financial instruments and AFS financial investments, and for non-recurring measurement.

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

Financial management also compares the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained previously.

(v)	Put and call options over non-controlling interests -

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

Notes to the consolidated financial statements (continued)

(vi)	Derivative financial instruments and hedge accounting -

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in other comprehensive income (OCI) and later reclassified to profit or loss when the hedges item affects profit or loss.

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

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 of effectiveness, are accounted for as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs. Amounts recognized as other comprehensive income are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

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

The Group’s consolidated financial statements are presented in Soles, which is also the parent company’s functional currency. Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

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

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Leases -

The determination of whether an agreement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

An operating lease is a lease other than financial lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Notes to the consolidated financial statements (continued)

2.3.7	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 3) and decommissioning provisions (Note 13).

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

As of December 31, 2015 and 2014, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.9	Mine development costs and stripping costs -

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

As of December 31, 2015 and 2014, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

As of December 31, 2015 and 2014, no stripping costs were determined since none of the mining projects were in production phase.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

As of December 31, 2015 and 2014, the Group only has a rehabilitation provision for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

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

Notes to the consolidated financial statements (continued)

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

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

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

Notes to the consolidated financial statements (continued)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Sales tax -

Expenses and assets are recognized net of the amount of sales tax, except:

(i)	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.17	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On October 15, 2015 the Company acquired 37,276,580 of its investment shares which are presented as a reduction of equity, for further details see note 16 (c).

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

Notes to the consolidated financial statements (continued)

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

As follows, new standards in force since 2015 which did not impact the consolidated financial statements. The nature and impact of each new standard/amendment is described below:

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. This amendment is not relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

•	Annual Improvements 2010-2012 Cycle

These improvements did not generate impacts on the Group’s financial statements. They include:

IFRS 8 Operating Segments

The amendment clarify that:

•	An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”.

•	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

Notes to the consolidated financial statements (continued)

The Group has not applied the aggregation criteria in IFRS 8.12. The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same in Note 31 in this period’s financial statements as the reconciliation is reported to the chief operating decision maker for the purpose of decision making.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. This amendment did not have any impact to the Group during the current period.

IAS 24 Related Party Disclosures

The amendment clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Group as it does not receive any management services from other entities.

•	Annual Improvements 2011-2013 Cycle

These improvements did not generate impacts on the Group’s financial statements. They include:

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Group does not apply the portfolio exception in IFRS 13.

The Group has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Notes to the consolidated financial statements (continued)

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

The significant areas are summarized below:

•	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.

•	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.

•	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.

•	Income tax – note 2.3.16 and note 15.

•	Cash flow hedges – note 2.3.2 (vi) and note 30 (b).

4.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Group will assess the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

Notes to the consolidated financial statements (continued)

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted. The Group will assess the impact of IFRS 15 and plans to adopt the new standard on the required effective date using the full retrospective method.

•	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

•	Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

Notes to the consolidated financial statements (continued)

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

These amendments are not expected to have any impact on the Group.

•	Amendments to IAS 1Disclosure Initiative

The amendments to IAS 1Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1.

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10.The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after1 January 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Notes to the consolidated financial statements (continued)

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2015 the exchange rates for transactions in United States dollars, published by this institution, were S/3.408 for purchase and S/3.413 for sale (S/2.981 for purchase and S/2.989 for sale as of December 31, 2014).

As of December 31, 2015 and 2014, the Group had the following assets and liabilities in United States dollars:

	2015	2014
	US$(000)	US$(000)
Assets
Cash and term deposits	29,153	164,612
Trade and other receivables	8,472	9,181
Advances to suppliers for work in progress	5,997	32,849

	43,622	206,642

Liabilities
Trade and other payables	(15,174)	(17,700)
Interest-bearing loans and borrowings	(300,000)	(300,000)

	(315,174)	(317,700)

	(271,552)	(111,058)

Cross currency swap position	300,000	120,000

Net monetary position	28,448	8,942

As of December 31, 2015 and 2014, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for its Senior Notes denominated in US dollars, see note 14.

During 2015, the net gain originated from exchange differences was approximately S/12,351,000; during 2014 and 2013, the net result from exchange differences was a loss of S/14,791,000 and S/48,430,000, respectively, which were presented in the “Gain (loss) from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.	Cash and term deposits

(a)	This caption was made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cash on hand	1,388	2,763	1,788
Cash at banks (b)	46,419	283,568	446,244
Short-term deposits (c)	110,200	294,168	528,920

	158,007	580,499	976,952

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.
(c)	As of December 31, 2015, 2014 and 2013, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2016, 2015 and 2014, respectively.

During the years 2015, 2014 and 2013, the term deposits generated interests for S/2,649,000, S/7,261,000 and S/26,300,000, respectively, see note 23. From these amounts S/29,000 and S/71,000 are pending of collection as of December 31, 2015 and 2014, respectively.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2015	2014	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	73,154	59,146	—	—
Funds restricted to tax payments	2,190	3,078	—	—
Loans to employees	1,267	1,063	—	—
Accounts receivable from Parent company and affiliates, note 25	504	557	—	—
Interests receivables	131	166	—	—
Other accounts receivable	9,072	5,347	—	—
Allowance for doubtful accounts (e)	(667)	(352)	—	—

Financial assets classified as receivables (f)	85,651	69,005	—	—

Value-added tax credit (c)	24,681	41,655	54,175	43,978
Tax refund receivable (d)	565	183	9,970	9,970

Non-financial assets classified as receivables	25,246	41,838	64,145	53,948

	110,897	110,843	64,145	53,948

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.
(c)	The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. (Fosfatos) and the construction of a new cement plant in Piura. According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated by Fosfatos and Cementos Pacasmayo S.A.A. on their future sales. This kind of tax credit never expires. From the total amount, S/44,435,000 will be recovered in the long term when the phosphate project begins operations.
(d)	As of December 31, 2015, 2014 and 2013, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group´s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)	The movement of the allowance for doubtful accounts is as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Opening balance	352	395	168
Additions, note 20	315	—	227
Write-off, note 20	—	(43)	—

Ending balance	667	352	395

(f)	The aging analysis of trade and other accounts receivable as of December 31, 2015 and 2014, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2015	85,651	68,332	13,138	1,586	643	282	1,670
2014	69,005	56,788	8,624	633	808	541	1,611

See note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories

(a)	This caption is made up as follows:

	2015	2014
	S/(000)	S/(000)

Goods and finished products	22,929	18,951
Work in progress	88,349	69,711
Raw materials	74,393	77,107
Packages and packing	2,081	2,565
Fuel and carbon	41,745	69,316
Spare parts and supplies	89,550	77,660
Inventory in transit	2,486	13,906

	321,533	329,216
Less - Provision for inventory obsolescence and net realizable value (b)	(14,055)	(5,146)

	307,478	324,070

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Opening balance	5,146	5,599	7,791
Charge for the year	9,335	80	260
Recoveries	(426)	(533)	(2,452)

Final balance	14,055	5,146	5,599

During 2015, 2014 and 2013 S/9,335,000, S/80,000 and S/260,000, respectively, were recognized as an expense for inventory obsolescence and for the inventory carried a net realizable value. During 2015, 2014 and 2013 the Company reversed part of the provision for inventory carried at net realizable value for S/426,000, S/533,000 and S/2,452,000, respectively.

9.	Available–for-sale financial investments

(a)	Movement in available-for-sale financial investments is as follow:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Beginning balance	744	36,058	34,887
Fair value change recorded in other comprehensive income	(308)	(16,378)	1,171
Disposals (b)	—	(18,936)	—

Ending balance	436	744	36,058

(b)	Available-for-sale financial investments include the following:

	2015
	Cost	Unrealized gains (loss)	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	(14)	436

Total	450	(14)	436

	2014
	Cost	Unrealized gains (loss)	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	294	744

Total	450	294	744

Notes to the consolidated financial statements (continued)

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (listed Peruvian company) shares are publicly traded in Lima Stock Exchange (LSE).

As of January 1, 2014 the Company had equity shares of Sindicato de Inversiones y Administración S.A. (SIA), the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock. On October 10, 2014 the Company sold its available-for-sale financial investment in SIA for approximately US$6,514,000 (equivalent to S/18,936,000). As a result of this disposal, in October 2014, the Company transferred a gain of S/ 10,537,000 from the OCI to the consolidated statement of profit or loss.

(c)	The breakdown of the investments in equity securities held for the years 2015 and 2014 is as follows (number of shares):

	2015	2014

Unión Andina de Cementos S.A.A. (*)	256,624	256,624

(*)	Represents 0.016% of its common shares.

There were no changes in the movement of the number of shares of Union Andina de Cementos S.A.A. during the years ended as of December 31, 2015 and 2014.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2014	86,108	85,938	217,061	292,657	764,896	29,257	116,820	42,460	4,575	301,523	1,941,295
Additions	3,486	12,771	2,508	—	26,462	746	3,247	1,722	—	535,612	586,554
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	16,282	16,282
Disposals	—	—	(1,504)	—	(531)	(90)	(1,443)	(190)	—	(11,436)	(15,194)
Transfers	—	—	—	2,678	30,580	—	663	1,396	—	(35,317)	—

As of December 31, 2014	89,594	98,709	218,065	295,335	821,407	29,913	119,287	45,388	4,575	806,664	2,528,937
Additions	1,734	23,117	3,421	—	3,192	1,316	7,045	3,349	—	435,446	478,620
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	38,822	38,822
Disposals	(4)	—	(2,247)	(283)	(362)	(88)	(292)	(236)	—	(2,026)	(5,538)
Transfers	—	—	—	123,184	173,146	29	1,314	4,390	—	(313,998)	(11,935)

As of December 31, 2015	91,324	121,826	219,239	418,236	997,383	31,170	127,354	52,891	4,575	964,908	3,028,906

Accumulated depreciation
As of January 1, 2014	13,549	7,679	—	39,228	148,186	23,658	42,686	31,855	1,349	—	308,190
Additions	—	—	—	8,997	42,332	644	9,475	3,311	—	—	64,759
Disposals	—	—	—	—	(382)	(7)	(531)	(62)	—	—	(982)

As of December 31, 2014	13,549	7,679	—	48,225	190,136	24,295	51,630	35,104	1,349	—	371,967
Additions	72	—	—	10,048	46,840	768	9,824	3,258	—	—	70,810
Disposals	—	—	—	(35)	(178)	(79)	(160)	(228)	—	—	(680)

As of December 31, 2015	13,621	7,679	—	58,238	236,798	24,984	61,294	38,134	1,349	—	442,097

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2015	33,600	92,777	218,982	342,929	751,515	6,082	66,032	14,725	—	964,173	2,490,815

As of December 31, 2014	31,942	69,660	217,808	230,041	622,201	5,514	67,629	10,252	—	805,929	2,060,976

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs by S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/44,103,000 corresponds to concessions costs. According to the management’s expectation the recovery amount of this zinc mining unit is zero.

(c)	There were no additions under finance leases during the years 2015 and 2014.

(d)	During 2015 and 2014 the Group capitalized borrowing costs by S/38,822,000 and S/16,282,000 mainly related with the expansion of the cement plant located in Piura. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2015, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September, 2015 a part of this project is operating.

(e)	The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2015.

(f)	Work in progress included in property, plant and equipment as of December 31, 2015 amounted to S/964,173,000 (2014: S/805,929,000) is mainly related to the construction of a cement plant at the location of Piura, Peru. In Management’s opinion this cement plant will be fully launched on the first quarter of 2016.

11.	Exploration and evaluation assets

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)
Cost
As of January 1, 2014	59,330
Additions	690
Disposals	(2,280)

As of December 31, 2014	57,740
Additions (b)	12,187
Transfers	11,935

As of December 31, 2015	81,862

Notes to the consolidated financial statements (continued)

(b)	During 2015, it mainly includes exploration costs related to phosphates project, located in the district of Bayovar, Department of Piura, developed by the subsidiary Fosfatos del Pacifico S.A.

As of December 31, 2015, the exploration and evaluation assets mainly include S/33,469,000 related to brine project, S/40,521,000 related to phosphates project, and S/7,872,000 related to others minor projects.

(c)	As of December 31, 2015, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.	Trade and other payables

This caption is made up as follows:

	2015	2014
	S/(000)	S/(000)

Trade payables	86,067	70,826
Remuneration payable	19,030	16,172
Interests payable	18,174	15,916
Commissions payable	10,897	1,626
Taxes and contributions	8,011	7,218
Advances from customers	7,428	5,336
Board of Directors’ fees	6,329	3,999
Dividends payable, note 16(h)	4,235	3,453
Guarantee deposits	4,177	7,935
Other accounts payable	6,413	5,088

	170,761	137,569

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group’s liquidity risk management processes, refer to Note 29.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)
At January 1, 2015	29,353	21,959	3,171	54,483
Additions, note 21 and 25	23,393	14,159	—	37,552
Change in estimates, note 22	—	—	514	514
Unwinding of discount, note 24	—	788	—	788
Payments and advances	(31,473)	—	(346)	(31,819)

At December 31, 2015	21,273	36,906	3,339	61,518

Current portion	21,273	5,788	1,819	28,880
Non-current portion	—	31,118	1,520	32,638

	21,273	36,906	3,339	61,518

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)
At January 1, 2014	25,991	18,845	3,645	48,481
Additions, note 21 and 25	31,854	5,944	—	37,798
Unwinding of discount, note 24	—	598	—	598
Payments and advances	(28,492)	(3,428)	(474)	(32,394)

At December 31, 2014	29,353	21,959	3,171	54,483

Current portion	29,353	21,959	2,514	53,826
Non-current portion	—	—	657	657

	29,353	21,959	3,171	54,483

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

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate. As of December 31, 2015 and 2014, the Group maintains a recorded liability for S/36,906,000 and S/21,959,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2015 and 2014, it corresponds to the provision for the future costs of rehabilitating the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management covering a seven year period. The average risk free discount rate used in the calculation of the present value of this provision as of December 31, 2015 was 6.09 percent (4.53 percent as of December 31, 2014).

Management expects to incur a significant part of this obligation in the short term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Nominal interest rate	Maturity	2015	2014
	%		S/(000)	S/(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	1,012,406	883,564

Total non-current loans			1,012,406	883,564

Notes to the consolidated financial statements (continued)

Senior Notes

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C.

As of December 31, 2015 and 2014, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss for S/8,108,000 and S/26,565,000, net of capitalization of interest, respectively, see note 24.

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

As of December 31, 2015 and 2014, the Company has not entered in any of the operations mentioned before.

As of December 31, 2015, the Group entered into cross currency swaps contracts (“CCS”) to reduce the foreign exchange risk of its Senior Notes which are denominated in US dollars, see note 30(b).

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities, net

This caption is made up as follows:

	As of January 01, 2014	Effect on profit or loss	Effect on OCI	As of December 31, 2014	Effect on profit or loss	Effect on OCI	Effect on equity	As of December 31, 2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets
Deferred income tax assets
Tax-loss carry forward	14,839	2,344	—	17,183	3,944	—	—	21,127
Provision for vacations	252	117	—	369	(14)	—	—	355
Other	64	2	—	66	(4)	—	—	62

	15,155	2,463	—	17,618	3,926	—	—	21,544

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	—	(443)	—	(443)	(24)	—	—	(467)

	—	(443)	—	(443)	(24)	—	—	(467)

Total deferred income tax assets, net	15,155	2,020	—	17,175	3,902	—	—	21,077

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,830	(3,844)	—	24,986	—	—	—	24,986
Long-term incentive plan	5,653	496	—	6,149	4,185	—	—	10,334
Provision for vacations	3,616	(210)	—	3,406	645	—	—	4,051
Other	3,135	105	—	3,240	2,555	—	—	5,795

	41,234	(3,453)	—	37,781	7,385	—	—	45,166

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(126,591)	13,284	—	(113,307)	(10,850)	—	—	(124,157)
Effect of available-for-sale investments	(8,164)	—	8,088	(76)	—	79	—	3
Net gain on cash flow hedge	—	(1,995)	—	(1,995)	(26,346)	(4,098)	—	(32,439)
Effect of costs of issuance of senior notes	(4,433)	755	—	(3,678)	460	—	—	(3,218)
Other	(4,933)	325	—	(4,608)	214	—	(30)	(4,424)

	(144,121)	12,369	8,088	(123,664)	(36,522)	(4,019)	(30)	(164,235)

Total deferred income tax liabilities, net	(102,887)	8,916	8,088	(85,883)	(29,137)	(4,019)	(30)	(119,069)

		10,936	8,088		(25,235)	(4,019)	(30)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2015, 2014 and 2013 is as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Accounting profit before income tax	297,909	266,257	234,678

At statutory income tax rate of 28% (2015), 30% (2014 and 2013)	83,415	79,877	70,403

Permanent differences
Dividends obtained from available-for-sale investments	(34)	(103)	(93)
Effect of tax-loss carry forward non-recognized	233	275	3,924
Non-deductible expenses, net	5,274	7,916	8,161
Effect of the change in income tax-rate	(2,646)	(10,497)	—

At the effective income tax rate of 29% in 2015 (2014: 29%, 2013: 35%)	86,242	77,468	82,395

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% starting from 2019 onwards. As of December 31, 2015 and 2014, this reduction on future tax rates had a net impact of S/2,646,000 and S/10,497,000 as a reduction of the deferred income tax liability of the Group, respectively. Such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss.

The income tax expenses shown for the years ended December 31, 2015, 2014 and 2013 are:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	61,007	88,404	81,885
Deferred	25,235	(10,936)	510

	86,242	77,468	82,395

The income tax recorded directly to other comprehensive income during the year 2015 is a loss of S/4,019,000, during 2014 and 2013 was a gain of S/8,088,000 and a loss of S/352,000, respectively.

Notes to the consolidated financial statements (continued)

Following is the composition of deferred tax related to items recognized in OCI and equity during the year:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Unrealized (gain)/loss on available-for-sale financial asset	79	8,088	(352)
Unrealized gain on derivative financial asset	(4,098)	—	—

Total deferred income tax in OCI	(4,019)	8,088	(352)

Temporary difference on purchase of treasury shares	(30)	—	—

Total deferred income tax in equity	(30)	—	—

As of December 31, 2015, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/21,127,000 (S/17,183,000 and S/14,839,000 as of December 31, 2014 and 2013, respectively). The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/2,258,000.

As of December 31, 2015, 2014 and 2013, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, temporary difference associated with investments in subsidiaries, would generated a deferred tax liability aggregate to S/48,012,000 (2014: S/39,641,000), which should not be recognize in the consolidated financial statements according with IAS 12.

There are no income tax consequences attached to the payment of dividends in 2015, 2014 or 2013 by the Group to its shareholders. In December 2015, Peruvian Government approved the increase of rate to dividend to not-domiciled from 4.1% to 6.8% to be effective in 2015 and 2016, to 8% during 2017 and 2018 and 9.3% since 2019 onwards.

Notes to the consolidated financial statements (continued)

16.	Equity

(a)	Share capital -

As of December 31, 2015, 2014 and 2013 share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2015 and 2014; 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

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

As of December 31, 2015, 2014 and 2013, the Company has 50,503,124 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

Corresponds to 37,276,580 of the Company’s investment shares acquired in October 15, 2015 for an amount of S/108,248,000.

(d)	Additional paid-in capital -

Additional paid-in capital is represented mainly by S/561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

Notes to the consolidated financial statements (continued)

(f)	Other reserves -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Foreign currency translation reserve -

The foreign currency translation reserve was used to record exchange differences arising from the translation of the financial statements of the subsidiary Zemex LLC which was liquidated n 2013.

(h)	Distributions made and proposed –

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2015: S/0.28000 per share (2014: S/0.20000 per share, 2013: S/0.10000 per share)	162,950	116,393	58,196

	162,950	116,393	58,196

Proposed dividend on ordinary shares are subject to approval at the annual general meeting and are not recognized as a liability as at 31 December.

As of December 31, 2015 and 2014, dividends payable amount to S/4,235,000 and S/3,453,000, respectively. On 2014, in order to comply with Peruvian law requirements, S/1,670,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(i)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary held on June 4, 2015 agreed a contribution of S/2,400,000. The General Shareholders´Meeting held on March 6, 2014, and July 1, 2014, agreed a contribution of S/7,100,000 and S/2,000,000, respectively. The General Shareholders´Meeting held on July 15, 2013, agreed a contribution of S/10,000,000. During 2015, the contribution made by Quimpac S.A. amounted to S/277,000 (S/1,050,000 during the year 2014 and S/1,152,000 during the year 2013).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A., if the brine project is developed up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

Notes to the consolidated financial statements (continued)

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/325,000, S/1,234,000 and S/1,355,000, during the years 2015, 2014 and 2013, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively. In connection with this agreement, during the year ended December 31, 2013, the contribution made by MCA Phosphates Pte. amounted to US$ 6,750,000 (equivalent to S/18,730,000).

Fosfatos del Pacifico S.A. has a brick plant which is in a commissioning period. Regarding this project, the General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 approved a capital contribution up to US$3,300,000 from the Company, which will not include a change in the percentage interests held by the current shareholders. This capital contribution is destined to achieve nominal capacity of the brick plant. The effect of the difference on capital contributions and interests maintained by each shareholder amounted to S/1,269,000 and S/829,000 during the years 2014 and 2013, respectively, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.	Sales of goods

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cement, concrete and blocks	1,089,232	1,085,366	1,102,079
Building materials	75,565	95,405	103,293
Quicklime	64,140	61,051	31,851
Other	2,078	757	2,465

	1,231,015	1,242,579	1,239,688

Notes to the consolidated financial statements (continued)

18.	Cost of sales

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	18,951	19,102	23,924
Beginning balance of work in progress, note 8(a)	69,711	59,561	56,018
Consumption of miscellaneous supplies	286,420	306,187	295,012
Maintenance and third-party services	113,042	124,273	124,609
Shipping costs	106,464	106,636	94,485
Personnel expenses, note 21(b)	67,681	71,298	72,493
Depreciation	58,856	52,132	45,518
Other manufacturing expenses	51,637	42,836	53,411
Costs of packaging	34,273	30,785	29,432
Ending balance of goods and finished products, note 8(a)	(22,929)	(18,951)	(19,102)
Ending balance of work in progress, note 8(a)	(88,349)	(69,711)	(59,561)

	695,757	724,148	716,239

19.	Administrative expenses

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21 (b)	97,180	100,490	106,366
Third-party services	60,721	64,424	72,594
Depreciation and amortization	11,954	12,627	10,353
Donations	6,087	5,934	6,256
Board of Directors compensation	7,105	4,887	5,618
Consumption of supplies	2,522	3,035	3,691
Taxes	2,461	2,870	3,396
Environmental expenditures, note 27	561	588	641

	188,591	194,855	208,915

Notes to the consolidated financial statements (continued)

20.	Selling and distribution expenses

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21(b)	16,230	15,438	14,517
Advertising and promotion	8,410	9,710	10,538
Third-party services	4,596	2,812	1,694
Provision (recovery) for doubtful accounts, note 7(e)	315	(43)	227
Other	1,930	2,617	2,841

	31,481	30,534	29,817

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Wages and salaries	88,971	93,628	100,486
Workers ‘profit sharing, note 13	23,393	31,854	29,184
Social contributions	18,173	18,728	19,432
Legal bonuses	12,442	12,932	13,530
Vacations	11,498	11,719	10,682
Long-term compensation, note 13	14,159	5,944	6,701
Training	3,465	1,945	2,817
Others	8,990	10,476	10,544

	181,091	187,226	193,376

(b)	Employee benefits expenses are allocated as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cost of sales, note 18	67,681	71,298	72,493
Administrative expenses, note 19	97,180	100,490	106,366
Selling and distribution expenses, note 20	16,230	15,438	14,517

	181,091	187,226	193,376

Notes to the consolidated financial statements (continued)

22.	Other operating income, net

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Net (gain) loss on disposal of property, plant and equipment	6,674	(6,466)	(2,555)
Recovery of expenses	2,535	1,346	9,009
Income from land rental and office lease, note 25	664	547	461
Income from management and administrative services provided to Parent company, note 25	505	498	397
Changes in the estimation of rehabilitation provision, note 13	(514)	—	1,068
Dissolution of Zemex LLC (a)	—	—	(910)
Impairment of inventories	(9,335)	—	—
Other minor-less than S/200,000, net	3,172	1,035	811

	3,701	(3,040)	8,281

(a)	During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/1,024,000) was distributed to the non-controlling interest. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made. The effect of the dissolution of this subsidiary was an expense of S/910,000.

23.	Finance income

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Interest on term deposits, note 6(c)	2,649	7,261	26,300
Interests on accounts receivable	492	451	604
Dividends received	131	343	309
Other finance income	206	—	—
Gain on financial instrument (forward)	—	3,650	—

	3,478	11,705	27,213

Notes to the consolidated financial statements (continued)

24.	Finance costs

This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Commissions on cross currency swap	25,169	1,626	—
Interest on senior notes, net of capitalization, note 14	8,108	26,565	31,725
Amortization of costs of issuance of senior notes	1,644	1,644	1,493
Interest on loans and borrowings	—	—	2,579
Commissions on prepayments of debts	—	—	808
Other	1,098	763	23

Total interest expense	36,019	30,598	36,628
Unwinding of discount of long-term incentive plan, note 13	788	598	475

Total finance costs	36,807	31,196	37,103

25.	Related party disclosure

Transactions with related entities -

During the years 2015, 2014 and 2013, the Company carried out the following transactions with its parent Company: Inversiones ASPI S.A. and its affiliates:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	11	9
Fees for management and administrative services	497	492	389

Servicios Corporativos Pacasmayo S.A.C. (Sercopa )
Income from office lease	12	11	9
Fees for management and administrative services	8	6	8

Compañía Minera Ares S.A.C. (Ares)
Income from land rental services	330	293	278
Income from office lease	310	232	165

Expense
Security services provided by Compañía Minera Ares	1,146	1,350	1,372

Other
Purchase of investments shares to Inversiones ASPI S.A.	48,585	—	—

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2015 and 2014:

	2015		2014
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	97	—	187	—
Other	407	—	370	—

	504	—	557	—

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2015, 2014 and 2013, the Group has not recorded impairment of receivables relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2015, the total short term compensations amounted to S/ 23,074,000 (2014: S/ 20,225,000, 2013: S/21,342,000) and the total long term compensations amounted to S/14,159,000 (2014: S/5,944,000, 2013: S/6,701,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	215,532	192,827	155,634

Notes to the consolidated financial statements (continued)

	2015	2014	2013
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	573,998	581,964	581,964

	2015	2014	2013
	S/	S/	S/

Basic and diluted earnings for common and investment shares	0.38	0.33	0.27

The weighted average number of shares in 2015, takes into account the weighted average effect of changes in treasury shares, explained in note 16 (c).

The Group has no dilutive potential ordinary shares as of December 31, 2015 and 2014.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

27.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2015, 2014 and 2013, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/330,000, S/293,000 and S/278,000, respectively.

Operating lease commitments – Group as lessee

In May 2012, the Group signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64 percent of the sales of phosphoric rock of the subsidiary Fosfatos del Pacífico S.A., but may not be less than US$1,600,000 annually.

Future minimum rentals payable under non-cancellable operating leases as of December 31, 2015 and 2014 are as follows:

	2015	2014
	S/(000)	S/(000)

Within one year	5,461	598
After one year but not more than 3 years	10,922	9,565
After three 3 years but not more than five years	10,922	9,565
More than five years	114,676	105,213

	141,981	124,941

Notes to the consolidated financial statements (continued)

Capital commitments

As of 31 December 2015, the Group had the following main commitments:

•	Commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2015 the Group has made contributions for S/50,974,000.

Others commitments

•	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.

•	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

•	Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.

•	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2015, the Company has accomplished with the requirements established in this agreement.

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

Notes to the consolidated financial statements (continued)

Mining royalty

Third parties

In 2007, The Company signed an agreement with Activos Mineros S.A.C., Fundación Comunal San Martin de Sechura and the participation of Pro Inversión related to the use of the Bayovar concession 9, which contains seashells. The related expense as of December 31, 2015 amounted to S/792,000 and was recognized in the consolidated statement of profit or loss. As part of this agreement, the Company is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$5.1 each per metric ton of calcareous extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons.

The subsidiary Fosfatos del Pacífico S.A., signed an agreement for the transfer of mining concession with the Peruvian Government, Fundacion Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$1.5 each for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/793,000, S/694,000 and S/672,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2015 and 2014 amounted to S/1,592,000 and S/1,686,000, respectively, and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2015, 2014 and 2013 amounted to S/743,000, S/603,000 and S/461,000, respectively, and recorded in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2015, the rate of income tax was 28 percent on taxable income after deducting the workers’ profit sharing, which is calculated at a rate of 8 to 10% on taxable income, the income tax was 30 percent in 2014 and 2013.

In attention to the 30296 Act, the tax rate applicable on taxable income, after deducting the participation of workers is as follows:

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

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2015 and 2014.

Notes to the consolidated financial statements (continued)

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2015	Dec 2011-2015
Cementos Selva S.A.	2009/2011-2015	Dec 2011-2015
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2015	Dec 2011-2015
Empresa de Transmisión Guadalupe S.A.C.	2011-2015	Dec 2011-2015
Fosfatos del Pacífico S.A.	2011-2015	Dec 2011-2015
Salmueras Sudamericanas S.A.	2011-2015	Dec 2011-2015
Calizas del Norte S.A.C.	2013-2015	2013-2015
Corianta S.A. (*)	2011	Dec 2011
Tinku Generacion S.A.C. (*)	2011	Dec. 2011

(*)	These subsidiaries were merged with the Company in December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2015 and 2014.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2014.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2015	2014	2013
					S/(000)	S/(000)	S/(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	201	206	230
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	255	287	339
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	74	80	72
Bayovar	Phosphoric rock	OF.02121-2009 and 260- 2014/PRODUCE	2009/2014	DES/EIS	31	15	—

					561	588	641

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/561,000, S/588,000 and S/641,000 during 2015, 2014 and 2013, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19. As of December 31, 2015 and 2014, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2015 and 2014, the Group maintains a provision for the closing of a mining unit (Bongara), which is currently without operations, amounting to S/3,339,000 and S/3,171,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/16,138,000. From this total amount, S/1,255,000 corresponded to labor claims from former employees, S/7,681,000 related to tax assessments on property tax of the periods from 2009 to 2014 received from the Pacasmayo‘s Municipality District and S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2015 and 2014.

28.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2015%	2014%

Fosfatos del Pacífico S.A.	Peru	30.00	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)	Accumulated balances of material non-controlling interest:

	2015	2014
	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	91,664	66,459
Salmueras Sudamericanas S.A.	11,415	11,686

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	2,992	3,230	2,248
Salmueras Sudamericanas S.A.	873	808	1,035

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Administrative expenses	(11,775)	(4,257)
Other expenses	(212)	(2)
Finance (expenses) income	(1,126)	14

Profit before tax	(13,113)	(4,245)
Income tax	3,141	767

Total comprehensive income	(9,972)	(3,478)

Attributable to non-controlling interest	(2,992)	(873)
Dividends paid to non-controlling interest	—	—

2014
Administrative expenses	(12,216)	(3,677)
Other expenses	(140)	(9)
Finance income (expense)	223	(44)

Profit before tax	(12,133)	(3,730)
Income tax	1,368	511

Total comprehensive income	(10,765)	(3,219)

Attributable to non-controlling interest	(3,230)	(808)
Dividends paid to non-controlling interest	—	—

2013
Administrative expenses	(11,733)	(5,992)
Other expenses	256	83
Finance income	520	148

Loss before tax	(10,957)	(5,761)
Income tax	3,462	1,639

Total comprehensive income	(7,495)	(4,122)

Attributable to non-controlling interest	(2,248)	(1,035)
Dividends paid to non-controlling interest	—	—

Notes to the consolidated financial statements (continued)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Cash, inventories and other current assets	14,357	212
Other receivables, property, plant and equipment and other non-current assets	301,578	45,486
Trade and other payables current	(10,384)	(219)

Total equity	305,551	45,479

Attributable to:
Equity holders of parent	213,886	34,064
Non-controlling interest	91,665	11,415

2014
Cash, inventories and other current assets	7,675	2,186
Other receivables, property, plant and equipment and other non-current assets	229,948	44,634
Trade and other payables current	(16,091)	(263)

Total equity	221,532	46,557

Attributable to:
Equity holders of parent	155,073	34,871
Non-controlling interest	66,459	11,686

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Net cash flows used in operating activities	(21,950)	(4,490)
Net cash flows used in investing activities	(55,495)	—
Net cash flows provided from financing activities	82,676	2,400

Net (decrease) increase in cash and cash equivalents	5,231	(2,090)

2014
Net cash flows used in operating activities	(15,986)	(4,787)
Net cash flows used in investing activities	(29,595)	(186)
Net cash flows provided from financing activities	13,830	7,100

Net (decrease) increase in cash and cash equivalents	(31,751)	2,127

Notes to the consolidated financial statements (continued)

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)
2013
Net cash flows used in operating activities	(19,935)	(8,835)
Net cash flows used in investing activities	(46,207)	(5,748)
Net cash flows provided from financing activities	65,205	12,000

Net decrease in cash and cash equivalents	(937)	(2,583)

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

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives. Derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

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

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2015 and 2014. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2015.

Notes to the consolidated financial statements (continued)

The following assumptions have been made in calculating the sensitivity analyses:

•	The sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2015 and 2014, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2015 and 2014, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

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

Since November of 2014, the Group hedges its exposure to fluctuations on the translation into Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2015	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	4,851
	+10	9,702
	-5	(4,851)
	-10	(9,702)

2014	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	1,334
	+10	2,669
	-5	(1,334)
	-10	(2,669)

Notes to the consolidated financial statements (continued)

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 12-month forecast about the required coal supply, the Group signs fixed-price agreements every 12 months.

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/(000)
2015
	+10	(2,101)
	-10	2,101
2014
	+10	(1,162)
	-10	1,162

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed equity securities at fair value was S/436,000, see note 9(a). A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/44,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2015 and 2014, the Group had 2 and 3 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 20% for all receivables owing.

Notes to the consolidated financial statements (continued)

There were 28 and 20 customers as of December 31, 2015 and 2014, respectively, with balances smaller than S/700,000 each and accounting for over 70% and 63% of the total amounts receivable.

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

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2015 and 2014, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in note 6, except for derivative financial instruments. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

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

As of December 31, 2015 no portion of Senior Notes will mature in less than one year.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2015
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interests	—	23,038	23,038	184,302	115,189	345,567
Hedge commissions	—	13,708	13,708	109,665	55,442	192,523
Trade and other payables	—	152,160	10,590	—	—	162,750
Energy supply	—	4,428	7,217	2,786	—	14,431

As of December 31, 2014
Interest-bearing loans adjusted by hedge	—	—	—	—	890,830	890,830
Interests	—	20,176	20,176	161,406	141,230	342,988
Hedge commissions	—	4,235	4,235	33,883	25,601	67,955
Trade and other payables	—	115,612	14,739	—	—	130,351

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2015
Inflows	—	—	—	—	358,156	358,156
Outflows	—	(2,988)	(13,890)	(107,921)	(62,577)	(187,376)

Net	—	(2,988)	(13,890)	(107,921)	295,579	170,780

Discounted at the applicable interbank rates	—	(2,976)	(13,558)	(96,555)	237,859	124,770

As of December 31, 2014
Inflows	—	—	—	—	87,414	87,414
Outflows	—	(910)	(4,247)	(33,169)	(26,368)	(64,694)

Net	—	(910)	(4,247)	(33,169)	61,046	22,720

Discounted at the applicable interbank rates	—	(910)	(4,150)	(29,821)	47,132	12,251

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

30.	Financial assets and financial liabilities

(a)	Financial asset and liabilities –

Financial assets -

	2015	2014
	S/(000)	S/(000)

Financial instruments at fair value through OCI
Cash flow hedge (cross currency swaps)	124,770	12,251

Total cash flow hedge	124,770	12,251

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	436	744

Total available-for-sale investments, note 9(b)	436	744

Total financial instruments at fair value	125,206	12,995

Total current	—	—
Total non-current	125,206	12,995

	125,206	12,995

Financial instruments at fair value through OCI reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Notes to the consolidated financial statements (continued)

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivable, which are non-derivative financial assets carried at amortized cost, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group include trade and other payables and Senior Notes which are classified as loans and borrowings and are carried at amortized cost.

(b)	Hedging activities and derivatives -

Cash flow hedges -

Foreign currency risk -

Cross currency swap contracts measured at fair value through OCI are designated as hedging instruments in cash flows hedges of the Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$300,000,000 (the notional amount of Senior Notes hedged as of December 31, 2014, was US$120,000,000).

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2015		2014
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	124,770	—	12,251	—

	124,770	—	12,251	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized gain of S/10,832,000 and S/4,926,000 was included in OCI as of December 31, 2015 and 2014, respectively. The amounts retained in OCI as of December 31, 2015 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to the consolidated financial statements (continued)

(c)	Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2015	2014	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	124,770	12,251	124,770	12,251
Available-for-sale financial investments	436	744	436	744

Total financial assets - non-current	125,206	12,995	125,206	12,995

Financial liabilities
Financial obligations:
Senior Notes (*)	1,012,406	883,564	961,411	814,313

Total financial liabilities	1,012,406	883,564	961,411	814,313

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

Notes to the consolidated financial statements (continued)

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

•	The fair value of the quoted senior notes is based on price quotations at the reporting date. The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2015 and 2014.

•	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

(d)	Fair value measurement -

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Notes to the consolidated financial statements (continued)

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2015 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	124,770	—	124,770	—
Available-for-sale financial investments (Note 9):
Quoted equity shares	436	436	—	—

Total financial assets	125,206	436	124,770	—

Liabilities for which fair values are disclosed:
Senior Notes	961,411	961,411	—	—

Total financial liabilities	961,411	961,411	—	—

As of December 31, 2015, the fair value of the Senior Notes was determined based on public price of the debt at that date (as of December 31, 2014 the fair value was determined using a public “Yield to maturity” rate of 5.66 percent to discount the future cash flows of the Senior Notes), therefore the fair value measurement of Senior Notes changed from Level 2 to Level 1 during the period ending December 31, 2015.

Notes to the consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	12,251	—	12,251	—
Available-for-sale financial investments (Note 9):
Quoted equity shares	744	744	—	—

Total financial assets	12,995	744	12,251	—

Liabilities for which fair values are disclosed:
Senior Notes	814,313	—	814,313	—

Total financial liabilities	814,313	—	814,313	—

There have been no transfers between levels during the period ending December 31, 2014.

Notes to the consolidated financial statements (continued)

31.	Segment information

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2015
Cement, concrete and blocks	1,089,232	—	1,089,232	517,266	3,586	(161,950)	(29,121)	(33,960)	3,218	11,141	310,180	(89,794)	220,386
Construction supplies	75,565	—	75,565	2,506	4	(1,228)	(1,519)	—	32	19	(186)	54	(132)
Quicklime	64,140	—	64,140	15,116	291	(11,306)	(566)	(2,847)	166	969	1,823	(528)	1,295
Other	2,078	—	2,078	370	(180)	(14,107)	(275)	—	62	222	(13,908)	4,026	(9,882)

Consolidated	1,231,015	—	1,231,015	535,258	3,701	(188,591)	(31,481)	(36,807)	3,478	12,351	297,909	(86,242)	211,667

2014
Cement, concrete and blocks	1,085,366	—	1,085,366	506,511	6,619	(168,544)	(28,167)	(28,925)	10,461	(13,604)	284,351	(82,732)	201,619
Construction supplies	95,405	—	95,405	2,874	91	(1,455)	(1,754)	—	35	(16)	(225)	65	(160)
Quicklime	61,051	—	61,051	9,114	829	(11,054)	(549)	(2,267)	772	(1,085)	(4,240)	1,234	(3,006)
Other	757	—	757	(68)	(42)	(13,802)	(64)	(4)	437	(86)	(13,629)	3,965	(9,664)

Consolidated	1,242,579	—	1,242,579	518,431	7,497	(194,855)	(30,534)	(31,196)	11,705	(14,791)	266,257	(77,468)	188,789

2013
Cement, concrete and blocks	1,102,079	2	1,102,081	514,785	12,257	(184,365)	(27,591)	(35,714)	25,341	(46,588)	258,125	(90,627)	167,498
Construction supplies	103,293	48	103,341	3,363	445	(2,054)	(1,893)	(2)	52	4	(85)	30	(55)
Quicklime	31,851	—	31,851	5,035	289	(5,997)	(253)	(1,387)	990	(1,857)	(3,180)	1,116	(2,064)
Other	2,465	2,896	5,361	266	(4,710)	(16,499)	(80)	—	830	11	(20,182)	7,086	(13,096)
Adjustments and eliminations	—	(2,946)	(2,946)	—	—	—	—	—	—	—	—	—	—

Consolidated	1,239,688	—	1,239,688	523,449	8,281	(208,915)	(29,817)	(37,103)	27,213	(48,430)	234,678	(82,395)	152,283

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2015
Cement, concrete and blocks	2,743,007	124,770	2,867,777	1,326,650	454,275	(67,221)	426
Construction supplies	27,719	—	27,719	30,182	—	—	—
Quicklime	125,584	—	125,584	—	—	(2,264)	—
Other	392,278	436	392,714	10,828	36,532	(1,325)	(9,335)

Consolidated	3,288,588	125,206	3,413,794	1,367,660	490,807	(70,810)	(8,909)

2014
Cement, concrete and blocks	2,744,140	12,251	2,756,391	1,129,792	557,307	(58,881)	430
Construction supplies	28,215	—	28,215	32,858	—	—	—
Quicklime	129,483	—	129,483	—	—	(4,582)	—
Other	326,071	744	326,815	7,569	29,937	(1,296)	23

Consolidated	3,227,909	12,995	3,240,904	1,170,219	587,244	(64,759)	453

2013
Cement, concrete and blocks	2,596,649	—	2,596,649	1,051,566	155,657	(50,409)	(260)
Construction supplies	21,773	—	21,773	45,839	47	(59)	—
Quicklime	134,924	—	134,924	—	2,904	(4,333)	—
Other	325,133	36,058	361,191	7,662	51,986	(1,070)	2,452

Consolidated	3,078,479	36,058	3,114,537	1,105,067	210,594	(55,871)	2,192

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/27,182,000, S/28,518,000 and S/22,450,000 in 2015, 2014 and 2013, respectively.

Capital expenditure consists of S/ 490,807,000, S/587,244,000 and S/210,594,000 during the years ended as of December 31, 2015, 2014 and 2013, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2015, 2014 and 2013, there were no purchases of assets through capital leases.

Inter-segment revenues are eliminated on consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2015 corresponds to the available-for-sale investments caption and fair value of financial derivate instrument (cross currency swap) for approximately S/436,000 and S/124,770,000, respectively (S/744,000 and S/12,251,000 respectively as of December 21, 2014), which are not allocated to a segment. As of December 31, 2013 corresponds to the available-for-sale investments caption for approximately S/36,058,000.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2015 and December 31, 2014, all non-current assets are located in Peru.