Form 20-F
period 2016-12-31
CEMENTOS PACASMAYO SAA
filed 2017-05-01
CIK 1221029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

At December 31, 2016	531,461,479 common shares 13,226,544 investment shares (excluding 37,276,580 investment shares held in treasury)*

*	Note: As of April 28, 2017, 423,868,449 common shares and 4,238,397 investment shares (excluding 36,040,497 investment shares held in treasury) were outstanding. On March 1, 2017, we spun off Fosfatos del Pacífico S.A. into a new company called Fossal S.A.A. and as a result the common shares was reduced by 107,593,030 shares and the investment shares were reduced by 10,244,230.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PART I

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; and the terms “sol” and “soles” and the symbol “S/” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accountings Oversight Board (United States).

In this annual report, we present EBITDA, which is a financial measure that is not recognized under IFRS. We refer to such financial measure as a “non-IFRS” financial measure. A non-IFRS financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, as calculated by us, may not be comparable to a similarly titled measure reported by other companies, including those in the cement industry. For a calculation of EBITDA and a reconciliation of EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.356 to US$1.00, which was the period-end exchange rate (tipo de cambio contable) reported on December 31, 2016 by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of soles to U.S. dollars.

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

•	the Central Bank of Peru (Banco Central de Reserva del Perú);

•	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

•	the Association of Cement Producers in Peru (Asociación de Productores de Cemento, or “ASOCEM”);

•	the Ministry of Housing, Construction and Sanitation;

•	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

•	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); and

•	the Global Competitiveness Index prepared by the World Economic Forum.

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

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report. As of December 31, 2016, the consolidated financial statements comprise the financial statements of our company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (in liquidation). As of December 31, 2016, Fosfatos del Pacifico S.A. was classified as a group of assets (along with related liabilities) held for distribution to shareholders and as a discontinued operation. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement.

The following selected financial data as December 31, 2016 and 2015 of and for the years ended December 31, 2016, 2015, 2014, have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB. The following selected financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our annual reports also prepared in accordance with IFRS as issued by the IASB not included in this annual report.

	Year ended December 31,
	2016		2016		2015		2014		2013		2012
Income Statement Data:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Sales of goods	US$	369.6	S/	1,240.2	S/	1,231.0	S/	1,242.6	S/	1,239.7	S/	1,169.8
Cost of sales		(219.5)		(736.6)		(695.8)		(724.1)		(716.2)		(713.0)

Gross profit		150.1		503.6		535.3		518.4		523.4		456.8
Operating income (expenses):
Administrative expenses		(57.7)		(193.4)		(179.7)		(185.5)		(200.4)		(193.6)
Selling and distribution expenses		(11.9)		(39.9)		(31.5)		(30.5)		(29.8)		(30.9)
Net gain on sale of available-for-sale financial investment		—		—		—		10.5		—		—
Other operating income, net		0.7		2.4		3.9		(2.9)		8.0		7.9

Total operating expenses, net		(68.8)		(230.8)		(207.3)		(208.4)		(222.2)		(216.6)

Operating profit		81.3		272.8		328.0		310.0		301.3		240.1
Other income (expenses):
Finance income		1.0		3.2		3.4		11.3		26.7		22.4
Finance costs		(22.5)		(75.4)		(36.8)		(31.2)		(37.1)		(23.8)
Gain (loss) from exchange difference, net		(0.8)		(2.5)		12.2		(14.7)		(48.4)		(0.2)

Total other expenses, net		(22.3)		(74.7)		(21.2)		(34.6)		(58.8)		(1.6)

Profit before income tax		59		198.1		306.8		275.4		242.5		238.5
Income tax expense		23.4		(78.6)		(89.4)		(78.8)		(85.9)		(77.0)

Profit for the year from continuing operations		35.6		119.5		217.4		196.5		156.6		161.5
Loss for the year from discontinued operations		(1.9)		(6.6)		(5.7)		(7.7)		(4.3)		(5.9)

Profit for the year		33.7		112.9		211.7		188.8		152.3		155.6

Attributable to:
Equity holders of the parent		34.6		116.2		215.5		192.8		155.6		159.0
Non-controlling interests		(1.0)		(3.3)		(3.9)		(4.0)		(3.4)		(3.4)

	US$	33.6	S/	112.9	S/	211.7	S/	188.8	S/	152.3	S/	155.6

Share and Per Share Data:
Profit per share (3)	US$	0.06	S/	0.21	S/	0.38	S/	0.33	S/	0.27	S/	0.28
Number of shares outstanding (4)				544,688,023		573,998,649		581,964,603		581,964,603		581,964,603
Dividends per share	US$	0.08	S/	0.285	S/	0.28	S/	0.20	S/	0.10	S/	0.089

	As of December 31,
	2016		2016		2015		2014		2013		2012
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/, except share and per share data)(1)
Current assets
Cash and term deposits	US$	23.9	S/	80.2	S/	158.0	S/	580.5	S/	977.0	S/	473.8
Trade and other receivables		24.2		81.1		110.9		110.8		68.5		69.4
Income tax prepayments		13.9		46.5		44.9		15.0		27.7		21.5
Inventories		103.2		346.5		307.5		324.1		334.5		278.1
Prepayments		2.4		8.0		7.2		4.4		11.7		10.6

Total current assets		167.6		562.3		628.5		1,034.8		1,419.4		853.4

Assets held for distribution		100.8		338.4		—		—		—		—
Non-current assets
Other receivables		7.5		25.1		64.1		53.9		46.3		36.1
Prepayments		0.4		1.2		1.4		2.3		—		—
Available-for-sale financial investments		0.2		0.7		0.4		0.7		36.1		34.9
Other financial instruments		20.8		69.9		124.8		12.3		—		—
Property, plant and equipment		677.3		2,273.1		2,490.8		2,061.0		1,537.1		1,394.8
Exploration and evaluation assets		12.8		43.0		81.9		57.7		59.3		49.5
Deferred income tax assets		1.9		6.4		21.1		17.2		15.2		13.4
Other assets		0.2		0.6		0.8		1.0		1.2		1.2

Total non-current assets		721.1		2,419.9		2,785.3		2,206.1		1,695.2		1,529.9

Total assets		989.5		3,320.6		3,413.8		3,240.9		3,114.5		2,383.3

Current liabilities
Trade and other payables		42.6		142.8		170.8		137.6		126.9		132.8
Interest-bearing loans and borrowings		—		—		—		—		—		22.9
Income tax payable		1.0		3.5		3.9		8.7		2.8		0.1
Provisions		9.4		31.7		28.9		53.8		28.0		24.0

Total current liabilities		53.0		178.0		203.5		200.1		157.7		179.8

Liabilities directly related to assets held for distribution		0.8		2.7		—		—		—		—

Non-current liabilities
Interest-bearing loans and borrowings		297.4		998.2		1,012.4		883.6		824.0		192.5
Other non-current provisions		6.6		22.0		32.6		0.7		20.5		16.6
Deferred income tax liabilities, net		41.7		139.8		119.1		85.9		102.9		100.3

Total non-current liabilities		345.7		1,160.0		1,164.1		970.1		947.4		309.4

Total liabilities		399.5		1,340.6		1,367.7		1,170.2		1,105.1		489.2

Equity:
Capital stock		158.4		531.5		531.5		531.5		531.5		531.5
Investment shares		15.1		50.5		50.5		50.5		50.5		50.5
Treasury shares		(32.2)		(108.2)		(108.2)		—		—		—
Additional paid-in capital		162.5		545.2		553.5		553.8		556.3		558.5
Legal reserve		56.1		188.1		176.5		154.9		119.8		105.2
Other reserves		(5.0)		(16.6)		11.6		5.1		19.0		16.7
Retained earnings		201.8		677.1		727.8		696.7		653.7		570.9
Non-controlling interests		33.6		112.6		103.1		78.1		78.6		60.9

Total equity		590.0		1,980.0		2,046.1		2,070.7		2,009.5		1,894.1

Total liabilities and equity	US$	989.5	S/	3,320.6	S/	3,413.8	S/	3,240.9	S/	3,114.5	S/	2,383.3

	As of and for the year ended December 31,
	2016		2016	2015	2014	2013	2012
Other Financial Information:	(in millions of US$)(1)		(in millions of S/, except percentage and operating data)

Net working capital(4)	US$	114.5	S/ 384.3	S/ 424.9	S/ 834.7	S/ 1,261.7	S/ 673.6
Capital expenditures(5)		35.8	120.3	490.8	586.6	200.6	248.2
Depreciation and amortization(6)		33.2	111.3	70.8	64.8	55.9	48.0
Net cash flows from operating activities(6)		72.0	241.7	275.6	240.4	191.8	99.7
Net cash flows from (used in) investing activities(6)		40.4	(135.6)	(475.9)	(553.5)	194.5	(667.4)
Net cash flows from (used in) financing activities(6)		52.9	(177.5)	(257.8)	(114.8)	507.4	273.7
EBITDA		110.5	371.0	389.7	365.3	348.9	278.5
EBITDA margin(7)			29.9%	31.7%	29.4%	28.1%	23.8%

Operating Data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo			2,900	2,900	2,900	2,900	2,900
Rioja			440	440	440	440	200
Piura			1,600	1,600	—	—	—

Total			4,940	4,940	3,340	3,340	3,100

Clinker:
Pacasmayo			1,500	1,500	1,500	1,500	1,500
Rioja			280	280	280	280	200
Piura			1,000	1,000	—	—	—

Total			2,780	2,780	1,780	1,780	1,700
Quicklime:
Pacasmayo			240	240	240	240	240
Production (thousand metric tons):
Cement:
Pacasmayo			1,177	1,884	2,054	2,101	2,053
Rioja			281	288	296	240	200
Piura			817	161	—	—	—

Total			2,276	2,333	2,350	2,341	2,253
Clinker:
Pacasmayo			887	967	1,014	1,189	1,209
Rioja			215	235	228	196	159
Piura			629	—	—	—	—

Total			1,731	1,202	1,242	1,385	1,368
Quicklime:
Pacasmayo			156	98	101	67	101

(1)	Calculated based on the exchange rate of S/3.356 to US$1.00 as of December 31, 2016 which was the average accounting exchange rate reported by the SBS on December 31, 2016.
(2)	Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year. The weighted average number of shares in 2015 takes into account the weighted average effect of changes in our treasury shares. On October 15, 2015, we acquired 37,276,580 of our investment shares.
(3)	Data for 2015 and 2016 is net of weighted average number of treasury shares.
(4)	Represents current assets minus current liabilities.
(5)	Represents expenditures for the purchase of property, plant and equipment.
(6)	Includes continuing and discontinued operations. For detail on cash flow from discontinued operations please see “Item 18. Financial Statements – Consolidated Statements of Cash Flow.”
(7)	EBITDA margin is calculated by dividing EBITDA by sales.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, and depreciation and amortization, and minus finance income and plus or minus gain from exchange difference, net.

EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, as calculated by us, may not be comparable to a similarly titled measure reported by other companies, including those in the cement industry.

The following table sets forth the reconciliation of our profit to EBITDA:

	Year ended December 31,
	2016		2016	2015	2014	2013	2012
	(in millions of US$)(1)		(in millions of S/)
Profit	US$	33.6	S/ 112.9	S/ 211.7	S/ 188.8	S/ 152.3	S/ 155.6
Finance income		(1.0)	(3.3)	(3.5)	(11.7)	(27.2)	(23.3)
Finance costs		22.5	75.4	36.8	31.2	37.1	23.8
(Gain) loss from exchange difference, net		0.7	2.5	(12.4)	14.8	48.4	0.7
Income tax expense		21.5	72.2	86.2	77.5	82.4	73.7
Depreciation and amortization		33.2	111.3	70.8	64.8	55.9	48.0

EBITDA		110.5	371.0	389.7	365.3	348.9	278.5

(1)	Calculated based on the exchange rate of S/3.356 to US$1.00 as of December 31, 2016 which was the accounting exchange rate reported by the SBS on December 31, 2016.

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

	High	Low	Average(1)	Period end
2012	2.709	2.550	2.639	2.550
2013	2.820	2.540	2.702	2.795
2014	2.988	2.761	2.839	2.986
2015	3.411	2.982	3.186	3.411
2016	3.537	3.249	3.375	3.356
October 2016	3.409	3.352	3.386	3.363
November 2016	3.424	3.361	3.403	3.411
December 2016	3.421	3.355	3.395	3.356
January 2017	3.392	3.277	3.340	3.285
February 2017	3.292	3.242	3.260	3.261
March 2017	3.295	3.242	3.264	3.248
April 2017 (through April 18)	3.253	3.246	3.249	3.247

Source: SBS

(1)	Averages are based on daily exchange rates.

On April 26, 2017, the exchange rate was S/3.249 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the past, Peru has experienced periods of severe economic recession, significant currency devaluation and high rates of inflation. In addition, Peru has experienced periods of political instability which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future.

While Peru has experienced economic growth in recent years, political tensions, high levels of poverty and unemployment, and social conflicts with local and indigenous communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets, including those owned by us. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

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

Peru’s current president, Pedro Pablo Kuczynski has been in office since July 28, 2016. This administration has adopted and espouses open-market policies and is expected to continue the economic model of recent governments, as well as undertake reforms to improve macroeconomic performance. However, since he does not have a majority in Congress, it may be difficult for President Kuczynski to get significant reforms approved, and he will have to negotiate with the opposition which may dilute intended economic results. The election of Mr. Kuczynski initially generated tremendous optimism and high expectations from the business community. However, the recent corruption scandal related to Odebrecht’s alleged bribery of Peruvian officials, the impact of several weather phenomena and other political challenges have decreased the pace of economic growth. While this has significantly impacted Mr. Kuczynski’s approval ratings and delayed progress, his plans to invest in Peru’s infrastructure remain in place.

Although the new Kuczynski administration espouses business friendly and open-market policies, we cannot assure you that it will maintain policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, a depreciation of the sol could increase, in terms of soles, certain of our production costs. Substantially all of our revenues are denominated in soles. However, certain of our expenses, such as the purchase of some coal and electricity, and some imported clinker, are denominated in U.S. dollars. In 2016, approximately 24% of our cost of sales was denominated in U.S. dollars. In addition, in February 2013, we issued US$300.0 million of our 4.50% Senior Notes due 2023 on which we must make interest payments in U.S. dollars. As of December 31, 2016, we had hedged our exchange rate exposure related to the Senior Notes. As of December 31, 2016, the sol had appreciated 1.6% with respect to the U.S. dollar as compared to December 31, 2015. In the past, the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of the sol against other currencies (including the U.S. dollar) will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on our ability to convert soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on the ability of holders of our American Depositary Shares (“ADSs”), each representing five of our common shares, to receive dividends in U.S. dollars.

Inflation could adversely affect our business, financial condition and results of operations.

Peru, like some other countries in Latin America, experienced periods of hyperinflation in the 1980s and high rates of inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2012 and 2016 of 3.3% as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. During 2016, the rate of inflation was 3.2%. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

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

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. In 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the Ica region, located south of Lima. In addition, Peru, including the northern region where substantially all of our assets and our operations are located, experiences from time to time severe rainfall and flooding, largely as a result of the climate pattern known as El Niño, which typically occurs every two to seven years. Even though we have insurance covering damages caused by natural disasters, the occurrence of a severe natural disaster in the north of Peru could affect our facilities and temporarily disrupt our operations, the provisioning of raw material, the distribution of our products and, consequently, our business, financial condition and results of operations. During the first quarter of 2017, northern Peru has experienced severe rain, landslides and flooding, which have affected the demand for cement, and our ability to fulfill orders and ship our products, as well as our ability to access raw materials since some roads and bridges have been destroyed or are impassable. As of the date of this annual report, our plants have not suffered any significant damage that has affected our ability to operate normally. However, GDP growth rates for 2017 are expected to be adversely affected by these natural disasters.

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

In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. During the global economic and financial crisis that commenced in 2008, global conditions led to a slowdown in economic growth in Peru, slowing gross domestic product (“GDP”) growth in 2009 to 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves. During 2016, commodity prices increased, partly as a result of expectations of higher infrastructure spending in the United States in the case of base metals, and the increase in speculative positions, which resulted in short-term growth in Peruvian GDP. Adverse developments in regional or global markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three main groups which together supply most of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are generally high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Demand for our cement products is highly related to housing construction in northern Peru, which is affected by economic conditions in the region.

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2016, auto-construcción accounted for approximately 58% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2016, approximately 25% of our cement sales were derived from private construction (other than auto-construcción) and 17% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. During the first half of 2016, there was an increase in public spending related to preventive works for the expected negative impact of the El Niño phenomenon which was forecast to hit during the first months of the year. In subsequent months and given the change in president following the elections in July 2016, public investment slowed down again. We expect public investment to pick up during the second half of 2017 due to reconstruction works in the North following recent efforts of national disasters and the Kuczynski administration’s announced investment plan.

The level of public infrastructure investment also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. The Peruvian government in recent years has promoted significant public spending in infrastructure projects in the north in response to needed infrastructure development and to stimulate the economy. We cannot assure you that the Peruvian government will continue promoting public infrastructure spending in northern Peru or more broadly. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2016, energy expenditures represented approximately 26.2% of our cement production costs, compared to 22.7% in 2015. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia and Venezuela, in each case at market prices. We do not have long-term coal supply agreements and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to supply the electricity requirements of our Pacasmayo and Piura facilities until 2025. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2022. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2016, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 10.5% compared to 9.7% in 2015. In 2012, due to an increase in demand for cement and the corrective maintenance of our principal kiln, we began using imported clinker. Since we began to produce clinker at the Piura plant, we have stopped all use of imported clinker, but there was some use during the first months of the year which represented approximately 6.0% of our cement production cost in 2016. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our strategies to continue to expand our cement production capacity and distribution network require significant capital expenditures. We cannot assure you that we will generate sufficient cash flow from operations, or that we will have access to external financing sources, to adequately fund such capital expenditures. Our access to external sources of financing will depend on many factors, including factors beyond our control, such as conditions in the global capital markets and investors’ risk perception of investing in Peru and in emerging markets generally. Any equity or debt financing, if available, may not be on terms that are favorable to us. If our access to external financing is limited, we may not be able to execute our strategy, which could adversely affect our business, financial condition and results of operations.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2016, approximately 88% of our total cement and all of our quicklime was produced at the Pacasmayo and Piura facilities. We estimate that for 2017, close to 40% of our total cement will be produced at the new Piura facility, and 50% at the Pacasmayo facility. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of the Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations, and any prolonged disruption in the operation of these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. During the first quarter of 2017, northern of Peru has experienced severe rain, landslides and flooding, which have affected the demand for cement, and our ability to fulfill orders and ship our products, as well as our ability to access raw materials since some roads and bridges have been destroyed or are impassible. As of the date of this annual report, our plants have not suffered any significant damage that has affected our normal operations.

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

As of December 31, 2016, approximately 13% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

Additional Risks Relating to our Non-cement Project

As of March 1, 2017, we had spun-off our phosphates assets, which are currently held by FOSSAL. Therefore, the implementation of the phosphates project is no longer a risk to our cement operations. However, we continue to be invested in the brine project. Nevertheless, we maintain the management of Fosfatos del Pacífico and FOSSAL, until such time as it is able to retain separate management and operate independently.

Mineralized material calculations are only estimates which if they do not materialize may adversely affect our business, financial condition and results of operations.

Our calculation of the mineralized material is only an estimate and depends on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. There is a significant degree of uncertainty attributable to the calculation of mineralized material. Until mineralized material is actually mined and processed, the quantity of mineralized material and grades must be considered as estimates only and we cannot assure you that indicated levels will actually be produced.

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

Our brine project is not part of our core cement business and we cannot assure you that we will be able to profitably extract and commercialize these products.

We are undertaking a non-metallic mining project to develop brine deposits. However, we are developing basic engineering studies and we cannot assure you that this project will be successful or profitable. Mining is highly speculative in nature, involves many risks and can be unsuccessful. In addition, our core competency is the production and distribution of cement products. We have no prior experience in planning, developing and managing large-scale mining projects, and we have no operating experience or track record in extracting, processing or commercializing brine minerals to assess our potential performance. The development of this project may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development of our existing cement operations.

We may face several factors that may impair our ability to execute this project successfully including, among others, the following:

•	delays in obtaining regulatory approvals, licenses or permits from different governmental or regulatory authorities, including environmental permits;

•	increases in the cost of energy, equipment, materials or labor, making the project economically unfeasible;

•	adverse weather conditions, natural disasters, accidents or other unforeseen events;

•	unforeseen engineering, design, environmental or geological problems;

•	insufficient access to adequate means of transportation for our minerals;

•	opposition from local communities;

•	strikes or labor disputes;

•	changes in the level of demand and prices for products derived from these materials; and

•	adverse changes in Peru’s regulatory framework.

Any of these factors may delay this project and may increase our projected capital costs. If we are unable to complete this project, any costs incurred in connection with this project may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of this project or achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and results of operations.

In, addition we may face difficulties in marketing and distributing the products derived from this project. Even if we successfully extract these minerals, we may not be able to market them successfully or find suitable buyers, which may have an adverse effect on our business, financial condition and results of operations.

The actual amount of capital required for our brine project may vary significantly from our current estimates.

Our brine initiative is a complex project that requires significant capital investment. Our estimated capital amounts for this project is based on preliminary estimates and assumptions we have made about the mineral deposits, equipment, labor, permits and other factors required to complete the project. If any of these estimates or assumptions change, the actual timing and amount of capital required may vary significantly from what we anticipate. Additional funds may be required in the event of departures from current estimates, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses, or if we are unable to find a suitable strategic partner to assist in financing brine project. We cannot assure you that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

If we have difficulties working with Quimpac to develop our brine project, we may face difficulties in carrying out this project.

We are unfamiliar with the commercial market for brine products and are seeking to develop this project with a partner that has expertise in commercializing these products. We have formed Salmueras Sudamericanas S.A. (“Salmueras”) with Quimpac S.A. (“Quimpac”) as a minority partner to assist in financing our brine project and provide its expertise in the commercialization of chemical components. If we encounter difficulties working with Quimpac, we may not be able to execute this project as currently contemplated.

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

As of March 31, 2017, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at meetings of our shareholders.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2017, Eduardo Hochschild, directly and indirectly, owned and controlled 54.20% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), Eduardo Hochschild, directly and indirectly, owns and controls 50.01% of the outstanding common shares of Cementos Pacasmayo S.A.A.

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

Cementos Pacasmayo, was incorporated in Lima, Peru in 1949, by a group of private investors that founded our company to serve the cement market in the northern region of Peru. The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

•	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

•	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

•	In 1995, we began our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares with the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

•	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

•	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

•	In 2009, we created Fosfatos in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

•	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

•	In 2011, we created Salmueras jointly with our minority shareholder Quimpac, which is the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

•	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

•	In 2012, we entered into a supply agreement, amended in 2013, with ThyssenKrupp Polysius and Loesche for US$113.4 million for the provision of key equipment for our new plant in Piura, which has an annual production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

•	In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used to fund a portion of the capital expenditures related to the construction and operation of the new Piura plant and our cement business.

•	In 2013, we entered into a contract for the construction and electromechanical assembly services for the Piura plant with the consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C. and JJC Schrader Camargo S.A.C. The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period. We also entered into a contract with Cesel Ingenieros S.A. for the Plant Construction and Engineering Supervision. For purposes of the project, this company has joined forces with the Argentine company Saxum Ingeniería S.A., which has particular experience in the construction of cement plants.

•	In 2014, we entered into cross currency swap agreements for US$120 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt.

•	In 2014, the environmental impact studies for the Phosphate and Brine projects were approved.

•	In 2015, we entered into cross currency swap agreements for US$180 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt. The principal amount of all currency swaps is US$300 million, covering all of our U.S. dollar-denominated debt.

•	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for our company, since we had been investing in this project since 2012 and in the full year 2016 we were able to reap the full benefits of this investment.

•	In January 2016, we began producing clinker at our new cement plant in Piura, finishing the start-up of the plant, adding 1 million metric tons of clinker’s annual production capacity.

•	In March 2017, the spin-off of our phosphate assets was consummated.

Capital Expenditures

We expect to spend over the next five years approximately US$20 million per year on recurring capital expenditures necessary to maintain our plants and equipment.

In February 2013, we issued US$300 million of our 4.50% Senior Notes due 2023. The international rating given by Fitch and S&P to these notes was BBB- and BB+, respectively. The notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act, and listed on the Irish Stock Exchange. The funds raised in this placement were allocated to prepay our outstanding long-term debt with BBVA Banco Continental, which amounted to S/202.2 million, and the remaining balance was set aside to cover a portion of the construction costs for the new Piura plant and our cement business.

We expect to finance our brine project with a combination of new borrowings and financial contributions from us and Quimpac, our minority partner. In our brine project, we have entered into a strategic partnership with Quimpac, under which we have committed to invest a total of US$100 million and Quimpac is obligated to invest approximately US$14.2 million as a minority partner over the time of the agreement in order to maintain its current equity interest. There is no deadline for this committed investment, and consequently the referred investment will only take place as long as we continue developing the project.

The table below sets forth our total capital expenditures incurred in 2016, 2015 and 2014.

	Year ended December 31,
(in millions of S/)	2016	2015	2014

Construction of diatomite brick plant	0.4	10.5	15.8
Expansion of Rioja cement plant	2.7	6.2	5.4
Expansion of Pacasmayo cement plant	29.9	11.2	28.8
New cement plant in Piura	61.3	415.7	506.0
Phosphate project(1)	15.6	37.4	12.1
Brine project	—	—	0.3
Concrete and block business	10.4	9.6	17.5
Other investing activities	—	0.2	1.4

Total	120.3	490.8	587.3

(1)	Capital expenditures for the Phosphate project are classified as discontinued operations. These are included in the caption assets held for distribution to shareholder that is disclosed in our consolidated statements of financial position as of December 31, 2016.

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 59 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2016, our cement shipments were approximately 2.3 million metric tons, representing an estimated 21.0% share of Peru’s total cement shipments and substantially all the cement consumed in the northern region of Peru. From 2012 to 2016, our cement sales volume grew at a compound annual growth rate (“CAGR”) of 0.3%. Growth in sales volumes have been close to flat primarily due to a slowdown in public and private investment mainly due to a decrease in investor confidence during the administration of President Humala. We believe the construction sector has significant potential to grow with the expected continued expansion of the economy, the lack of infrastructure and the continued housing deficit in the country. Reconstruction of damaged infrastructure and housing that resulted from the recent natural disaster in northern Peru will, over the long-term, also result in further demand for cement.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our new cement plant in Piura and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashell needs for approximately 100 years, based on our 2016 limestone consumption levels.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. We finished the construction of our new cement plant in Piura during 2015. This new facility has an annual production capacity of 1.6 million metric tons of cement. In September 2015, we began cement production, and clinker production began in January 2016. We believe that this development will allow us to meet projected increases in demand for cement in the northern region of Peru in coming years, as well as to achieve improved EBITDA margin for current cement production due to the state-of-the-art technology, the fact that we are no longer using imported clinker and have optimized logistics costs due to the proximity of our plants to the end markets.

We provide consumers high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 216 independent retailers and 360 hardware stores, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

We also have concessions for fields with identified brine deposits. We are in the process of analyzing the basic engineering study.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2016	2015	2014
Economic data(1):
GDP growth in Peru	3.9%	3.3%	2.4%
Construction sector growth (contraction) in Peru	(3.1)%	(5.9)%	1.9%

Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	4,940	3,340
Installed clinker capacity	2,780	2,780	1,780
Production (thousands metric tons):
Cement production	2,276	2,333	2,350
Clinker production	1,731	1,202	1,242
Utilization rate at Pacasmayo plant(2):
Cement	40.6%	65.0%	70.8%
Clinker	59.1%	64.5%	67.6%
Utilization rate at Rioja plant(2):
Cement	64.0%	65.3%	67.4%
Clinker	76.7%	83.9%	81.3%
Utilization rate at Piura plant(2):
Cement	51.1%	30.4%	—
Clinker	62.9%	—	—
Gross profit	503.6	535.3	518.4
Gross profit margin	40.6%	43.5%	41.7%
EBITDA (3)	371.0	389.7	365.3
EBITDA margin	29.9%	31.7%	29.4%
Profit	112.9	211.7	188.8
Profit margin	9.1%	17.2%	15.2%

(1)	Source: Central Bank of Peru. In 2014, the methodology for GDP calculations was changed, changing base year and the weight of certain sectors.
(2)	Utilization rate is calculated by dividing production for the relevant period by installed production capacity.
(3)	For a reconciliation of EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2012 to 2016, GDP grew at a CAGR of 3.8%. Growth during the 2012 to 2016 period was accompanied by low inflation, which averaged 3.3% per year. In addition, at December 31, 2016, the government had accumulated foreign exchange reserves of approximately US$61.7 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 21.8% in 2016. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 3.9% in 2016 and is projected to grow at a rate of 3.5% in 2017.

We sell substantially all our cement in the northern region of Peru, which in 2016 accounted for approximately 23% of the country’s population and 13.2% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports, and around 3% coming from a small player. From 2012 to 2016, total cement consumption in Peru grew at a CAGR of 1.7% according to the INEI, driven by the country’s overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 0.6% over the same period. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2016 sales to the auto-construcción segment accounted for approximately 58% of our total sales of cement, private construction projects accounted for 25% and public construction projects accounted for the remaining 17%. Approximately 91% of our total cement sales in 2016 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years.

Phosphate Assets Spinoff

In September 2016, our general shareholders’ meeting approved the spin-off of a portion of the net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) to Fossal S.A.A. (“FOSSAL”), a newly formed entity created as a subsidiary of Inversiones ASPI S.A. The purpose of the spin-off was to allocate our assets and liabilities in accordance with the specialization of each business, cement and phosphate, therefore creating greater flexibility for shareholders who wish to invest in only one line of business, and greater clarity in long-term operations. The spin-off was consummated in March 2017, and as a result our capital stock was reduced by approximately S/107,593,000, from S/531,461,000 to S/423,868,000.

For each common share of Cementos Pacasmayo, existing shareholders received approximately 0.20 common share of FOSSAL and approximately 0.80 common share of Cementos Pacasmayo. For each investment share of Cementos Pacasmayo, shareholders will also receive approximately 0.20 investment shares of FOSSAL and approximately 0.80 investment shares of Cementos Pacasmayo.

Our Brine Project

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

In 2016, we generated cash flow from operating activities (including discontinued operations) of S/241.7 million (US$72.02 million) and EBITDA of S/371.0 million (US$110.5 million), recorded profit for the year of S/112.9 million (US$33.6 million), and our operating and EBITDA margins were 22.0% and 29.9%, respectively. EBITDA for 2016 decreased by 4.8% (S/18.7 million) compared to 2015, mainly due to higher fixed costs resulting from lower sales volumes, an increase in administrative and selling expenses, as well as one-off expenses related to the permanent environmental closure of our zinc operations and the dissolution of Calizas del Norte, the subsidiary which used to exploit the limestone mines that are now operated by third parties.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2016, the northern region accounted for approximately 23.0% of the country’s population and 13.2% of its GDP. From 2012 to 2016, GDP in the northern region grew at a CAGR of 1.8%. During the same period, our cement sales volume grew at a CAGR of 0.3%, mainly as a consequence of decreased investment confidence and a decrease in public spending due to changes in authorities. However, the northern region continues to experience significant housing and infrastructure deficits which we expect will drive demand for cement in coming years, especially considering the reconstruction investment expected over the next years due to the destruction in infrastructure caused by El Niño.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries which we own directly, to the related products such as quicklime, ready – mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 216 independent retailers with 360 hardware stores, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

In July 2016, we created the Innovation department with the main objective of systematizing the continuous transformation process of the business in order to ensure a sustainable growth for our company and the improvement of its margins. To achieve this objective it is necessary to:

•	Put the customer in the center of all our processes;

•	Design an innovation management model; and

•	Promote an organizational culture that encourages entrepreneurship and innovation.

We made this decision given that customers’ consumption patterns change at a faster pace, and it is necessary to quickly adapt so as to keep our customers. This phenomenon has been driven, in part, by technological and scientific advances.

We made a benchmark in the market for the creation of this area, and we decided to hire a consultant to support us in the design of the management model. We selected Insitum, a Mexican consultant with offices in nine countries and over 13 years of experience.

In 2016, we achieved the following key enhancements to our operations:

•	Definition of the innovation strategy and process, complying with the schedule of activities;

•	Selection by MIT’s second year MBA students to develop a joint project; and

•	Implementation of collaborative workspaces.

Strong relationship with local communities

Since we began operations 59 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 9,293 students in various technical fields, some of whom currently work for us and our affiliates.

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

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. For the fifth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of nine listed companies. Furthermore in 2016, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for fifth consecutive year, in recognition of our having achieved our corporate goals in a socially responsible manner, the principle that is ingrained in our corporate culture and business strategy.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether households building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products, under two principal brands, and other building solutions, such as assembly gravity walls, piles, precast beams, among others. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. We dedicate significant resources to developing new products that meet evolving market demands through product research and development.

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

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2016, cement, concrete and blocks accounted for 89.0% of our net sales and quicklime accounted for 6.1%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2016 represented 4.9% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2016	2015	2014
Cement, concrete and blocks(1)	2,286	2,310	2,347
Quicklime	152	104	100

(1)	Cement shipments during 2014 include the cement used for the construction of the new Piura plant.

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2016	2015	2014
Cement, concrete and blocks	1,103.4	1,089.2	1,085.4
Quicklime	75.1	64.1	61.0
Construction supplies(1)	59.9	75.6	95.4
Others	1.8	2.1	0.8

Total	1,240.2	1,231.0	1,242.6

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

•	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

•	Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

•	New cement-based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. These products include assembly gravity walls using large concrete blocks, piles, seawalls, as well as more complex products such as basic bathroom and housing units.

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

Bayovar 4. For our Piura production, we have a concession with an indefinite term to extract seashells and other minerals from our Bayovar 4 quarry, a 22,326 hectare open-pit mine located in the district of Sechura, in the department of Piura. We acquired this concession in 2008

Virrilá. For our Piura production, we also have a group of concessions with an indefinite term to extract seashells and other minerals from our Virrilá quarry, a 931 hectare open-pit mine located in the district of Sechura, in the department of Piura. We acquired these concessions between 2000 and 2008.

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

We extracted from our Acumulación Tembladera quarry approximately 1.5 million metric tons in 2014, 1.0 million metric tons in 2015, and 0.7 million metric tons in 2016, which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 573,217 metric tons in 2014, 481,858 metric tons in 2015, and 293,990 million metric tons in 2016, which were used for cement production at our Rioja facility. We extracted from our Bayovar 4 quarry approximately 22,983 metric tons of seashells in 2015, and 44,702 million metric tons in 2016, which were used for cement production at our Piura facility. We extracted from our Virrilá quarry approximately 391,080 metric tons of seashells in 2015 and 1,189,199 million metric tons in 2016, which were used for cement production at our Piura facility.

We estimate that as of December 31, 2016, our Acumulación Tembladera quarry contains approximately 110.7 million metric tons of proven and probable limestone reserves with an average grade of 85.7% of calcium carbonate; our Calizas Tioyacu quarry contains approximately 8.5 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate; our Bayovar 4 quarry contains approximately 20.0 million metric tons of proven seashells reserves with an average grade of 87.2% of calcium carbonate; and our Virrilá quarry contains approximately 119.5 million metric tons of proven seashells reserves with an average grade of 90.1% of calcium carbonate. Based on limestone consumption at 2016 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 85 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 22 years. Based on seashell consumption for 2016, we estimate that our seashells reserves at our Bayovar 4 and Virrilá quarries have a remaining life of approximately 132 years. It is important to note that 2016 was still a ramp up year so the consumption of seashells is still lower than what we expect for full year operations from 2017 onwards. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera, Calizas Tioyacu, Bayovar 4 and Virrilá quarries, we also own concession rights to various other calcareous material quarries consisting, in the aggregate, of approximately 40,997 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 46,719 metric tons of clay in 2014, 53,855 metric tons in 2015, and 41,772 metric tons in 2016.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectares open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the MEM in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 35,103 metric tons of clay in 2014, 53,632 metric tons in 2015, and 41,592 metric tons in 2016.

We have not calculated our clay reserves, as we believe there is an abundant supply of clay in our concessions and more broadly in the northern region where we operate.

Sand

For cement production in our Pacasmayo facility, we use sand extracted from our Señor de los Milagros de Pacasmayo quarry. We extract approximately 120,000 metric tons of sand per year on average for use at our Pacasmayo facility. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and in 2014, we extracted 127,746 metric tons and used 80,073 metric tons. In 2015, we used 59,694 metric tons from our stock. and in 2016 we extracted 65,691 metric tons.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998. We did not use pozzolanic materials to produce cement in 2014, 2015 or 2016.

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

Imported Clinker

In 2012, as a result of the strong demand in the cement market in the northern region of Peru, we started using 208,708 metric tons of imported clinker. In 2015, we used approximately 415,512 metric tons of imported clinker and 96,518 in 2016, exclusively during the first months of the year when the Piura plant was ramping up. Since April 2016, we have not used any imported clinker.

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

Electricity

As of December 31, 2016, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

We have a long-term electricity supply contract with Electroperú currently valid until 2025. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo and Piura facilities at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

In addition, we have a medium-term electricity supply contract with ELOR to supply the Rioja facility, which was recently extended until November 2022. ELOR supplies the Rioja facility with 6 megawatts of electricity at peak hours and 8 megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

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

In 2016, approximately 91% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 9% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 360 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

Even though our ready mix sales are still a small proportion of our toal sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in coming years. Additionally, we sell and distribute other construction materials manufactured by third parties that are used alongside cement, such as steel rebar, plastic pipes and electrical wires, among others.

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

Our marketing expenses in 2016 were approximately S/15.6 million, or 1.3% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

To maintain and improve our relationship with retailers, we have developed several loyalty and incentive programs designed for our distribution network. For instance, members of our distribution network can redeem points for various prizes, ranging from computers to trucks. We have also partnered with Financiera Efectiva to provide our customers with small loans to help finance the purchase of our products.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formally known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2016, our cement shipments were approximately 2.3 million metric tons, representing an estimated 21.0% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru.

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

We believed that certain portions of the regulations of the Mining Royalty Law were unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Mining Royalty Law and its regulations established that the mining royalty tax was calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, in December 2011, we filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (“componente minero”).

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

In 2016, by Ministerial Resolution No. 201-2016-MINAM, the “National Protocol of Continuous Emission Monitoring Systems - CEMS” was approved. Its objective is to standardize the process of continuous monitoring of polluting gases and particles emitted into the atmosphere by manufacturing activities. This resolution establishes the technical criteria for the selection of continuous monitoring methodologies, as well as the location of the monitoring points, the operation of the equipment and the tests required for the assurance of the quality of the measurements.

By Ministerial Resolution No. 191-2016-MINAM, the “National Plan for the Integral Management of Solid Waste - PLANRES 2016-2024” was approved. This resolution establishes, among other things, obligations regarding the management of non-municipal solid waste, as well as the modification of the environmental impact studies in case solid waste co-processing is part of the operation.

Prior Consultation with Local Indigenous Communities

On September 7, 2011, Peru enacted Law No. 29785, titled Prior Consultation Right of Local Indigenous Communities. The law was enacted in order to implement Convention No. 169 of the International Labor Organization on Local Indigenous Communities in Independent Countries, previously ratified by Peru through Legislative Decree No. 26253. This law, which became effective on December 6, 2011, establishes a prior consultation procedure to be undertaken by the Peruvian government for the benefit of local indigenous communities, whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Regulation implementing this law was approved on April 3, 2012, by Supreme Decree No. 001-2012-MC, which defines the local indigenous communities that are entitled to the prior consultation rights and establishes the different stages that comprise the prior consultation procedure. Consultation procedures for mining and processing concessions are carried out by the MEM prior to the granting of a new processing concession.

According to pronouncements from the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico), the granting of mining concessions does not qualify as an “administrative measure” that potentially affects the rights of indigenous peoples because it does not grant per se a right to explore and exploit mineral deposits. Accordingly, the granting of mining concessions has not been included among measures that require prior consultation procedures with indigenous peoples. According to Ministerial Resolution No. 003-2013-MEM-DM, the MEM has established that consultation procedures are applicable prior to the commencement of: (i) exploration activities (Autorización de inicio de actividades de exploración); (ii) exploitation activities (Autorización de inicio o reinicio de las actividades de desarrollo, preparación y explotación - incluye plan de minado y botaderos); and (iii) processing concessions (otorgamiento de concesión de beneficio).

Local indigenous communities do not have a veto right with respect to the grant of mining concessions. Upon completion of this prior consultation procedure, the Peruvian government has discretion to approve or reject the applicable legislative or administrative measure. In addition, any sale, lease or other act of disposal of surface land owned by local indigenous communities is subject to the approval of an assembly composed of the members of such communities according to the following rules:

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

Chemical Feedstock

The commercialization, transportation and use of controlled chemical feedstock (Insumos Químicos y Productos Fiscalizados, or “IQPF”) is restricted because of their potential use in the production of illegal drugs or controlled substances. Companies that make use of an IQPF must obtain an IQPF User Certificate (Certificado de

Usuario de IQPF) from the General Bureau of Chemical Feedstock of the Ministry of Interior (Unidad Antidrogas de la Policía Nacional del Perú, or “DIRANDRO”). Companies such as ours are also required to register with the Ministry of Production any IQPF activities they plan to carry out (Registro Único para el Control de IQPF).

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

The minimum wage established in Peru is S/850.00 per month. Peruvian labor legislation establishes a maximum eight-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, Law 30334 and Legislative Decree 012-2016-TR said payments are not subject to any social contribution, except for Income Tax; consequently, employers pay directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

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

Free and Fair Competition Protection

In Peru, businesses are generally not required to receive the prior authorization for an acquisition from the antitrust authority, which in Peru is INDECOPI. However, in order to promote economic efficiency and protect consumers, anti-competitive behavior is subject to sanctions under applicable law. Behavior that is prohibited according to national law includes: (i) the abuse of a dominant market position, (ii) concerted horizontal practices and (iii) concerted vertical practices. Moreover, under the Unfair Competition Law, it is illegal to act in a way that may hinder the competitive process. An unfair behavior is one that is objectively contrary to the entrepreneurial good faith, ethical behavior and efficiency in a market economy.

C.	Organizational Structure

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report.

(1)	Quimpac owns the remaining 25.1%.

The following is a brief description of the principal activities of our consolidated subsidiaries:

•	Cementos Selva S.A. is engaged in the production and marketing of cement, quicklime and other cement-related materials in the northern region of Peru, near the Peruvian jungle. It holds all of the outstanding shares of Dinoselva Iquitos S.A.C., our cement and construction materials distributor for products processed in our Rioja facility.

•	Distribuidora Norte Pacasmayo S.R.L. is primarily engaged in selling and distributing cement products produced at our Pacasmayo facility. It produces and sells cement-related materials, such as concrete blocks and ready mix concrete, and sells other construction materials manufactured by large manufacturers.

•	Calizas del Norte S.A.C. (in liquidation); is engaged in the prospecting, exploration, marketing and transportation of other goods. On May 31, 2016, we decided to dissolve this subsidiary and engaged a third party to operate these activities on our behalf.

•	Empresa de Transmisión Guadalupe S.A.C.’s sole operation is to provide electricity transmission services to the Pacasmayo facility.

•	Salmueras was created in 2011 with Quimpac as a minority equity holder, in order to develop our combined brine fields in the coastal region of Piura in the north of Peru. We own a 74.9% equity interest in Salmueras and Quimpac owns the remaining 25.1%.

D.	Property, Plant and Equipment

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

Area of Operation

We own and operate three cement facilities. Our largest plant is located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. A second facility is located in the city of Piura, department of Piura, approximately 330 kilometers north of Pacasmayo. This facility started cement production in September 2015. We also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From the Pacasmayo and Piura facilities we supply cement principally to the coastal and central regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba and Tarapoto, among others.

Pacasmayo Facility

As of December 31, 2016, our Pacasmayo facility had ten kilns that produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

As of December 31, 2016, our Pacasmayo facility had total installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are also equipped to produce quicklime.

Piura Facility

Our Piura facility has 1,600,000 metric tons of annual installed cement production capacity and 1,000,000 metric tons of clinker. The Piura plant operates with a horizontal kiln with a total annual installed clinker production capacity of 1 million metric tons per year, as well as a cement mill with a total annual installed cement production capacity of 1.6 million metric tons per year. Moreover, it has 2 storage silos with a capacity of 24,000 metric tons of cement.

Rioja Facility

Our Rioja facility has annual installed cement production capacity of 440,000 metric tons and 280,000 metric tons of clinker. Our Rioja facility currently operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 280,000 metric tons and three cement finishing mills with total annual installed cement production capacity of 440,000 metric tons. Our Rioja facility is also equipped with silos with storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have 19 fixed and mobile ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Tarapoto, and Moyobamba, among others. These facilities allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2016, our ready-mix operations had 118 mixer trucks and 26 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo, Piura and Rioja facilities, and respective utilization rates for the periods indicated.

(in thousands of metric tons, except percentages)	As of and for the year ended December 31,
	2016			2015			2014
	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,177	40.6%	2,900	1,884	65.0%	2,900	2,054	70.8%
Piura facility(2)	1,600	817	51.1%	1,600	161	10.1%	—	—	—
Rioja facility	440	281	64.0%	440	288	65.5%	440	296	67.3%

Total	4,940	2,276	46.1%	4,940	2,333	47.2%	3,340	2,350	70.4%
Clinker:
Pacasmayo facility	1,500	887	59.1%	1,500	967	64.5%	1,500	1,014	67.6%
Piura facility	1,000	629	62.9%	—	—	—	—	—	—
Rioja facility	280	215	76.7%	280	235	83.9%	280	228	81.4%

Total	2,780	1,731	62.3%	1,780	1,202	67.5%	1,780	1,242	69.8%
Quicklime(3):
Pacasmayo facility	240	156	65.2%	240	98	40.8%	240	101	42.1%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Our Piura facility started producing cement in September 2015 and clinker in February 2016.
(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

Brine Project

Overview

We have brine concessions located in the coastal region in the north of Peru, consisting of approximately 136,245 hectares of land. Brine is a highly concentrated water solution of common salt, which can be processed to obtain chemical components. In July 2011, we created Salmueras with our minority partner Quimpac to develop our combined brine concessions consisting of Ñamuc, Cañacmac and El Tablazo. As of the date of this annual report, we hold a 74.9% equity ownership interest in Salmueras and Quimpac owns the remaining 25.1%. We have committed total capital investments of US$100 million to this project. There is no deadline for disbursement of this committed investment, and consequently the referred investment will only take place as long as we continue developing the project. The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies and is currently being evaluated by both partners in order to determine how to move forwards according to their investment priorities. The environmental impact study for the Salmueras brine project was approved in December 2014.

Mining Concessions

The brine concessions held by Salmueras may be divided in the following three areas:

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

Each of these concessions gives us the right to explore and exploit minerals for an indefinite term, provided we pay the annual concession fee and meet minimum annual production requirements. Mining concession titles do not give us the right to use the surface land where the concessions are located, which belongs to the local communities. We have obtained permission to explore the fields from the respective local communities and will negotiate surface land rights with the local communities in due course. In December 2014, the Ministry of Production approved the Environmental Impact Study we submitted.

Insurance

We maintain a comprehensive insurance program that is designed to protect us from certain types of property and casualty losses. Our plants and equipment are insured against losses. Additionally, our insurance policy provides coverage for business interruption in our cement manufacturing facilities. We also purchase commercial insurance to cover risks associated with workers’ compensation and other general liabilities. We believe our insurance programs and policy limits and deductibles are appropriate for the risks associated with our business and are in line with the insurance policies of similar cement manufactures that operate in Peru.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 9,293 students in various technical fields, some of whom currently work for us and our affiliated companies.

Center for Technological Training. We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2016, this program benefited over 550 students and teachers.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2016 benefited 116 stakeholders.

Mi Escuela, mi Comunidad (My School, My Community.) We have developed this project for a second year in partnership with the Instituto Peruano de Acción Empresarial – IPAE (Peruvian Institute of Business Action). In 2016, 42 educational institutions from the area in and around Pacasmayo, Rioja and Tembladera participated in this project which is focused on strengthening management skills of school leaders in order to mobilize resources for the education of students. In 2016, this program benefited over 6,242 students and teachers.

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

Acuícola Los Paiches. Through our social venture, Acuicola Los Paches S.A.C. we studied the reproductive forms of the “paiche” (arapaima giga), a native fish species that was on the edge of extinction. After years of studies and scientific testing, we have successfully bred this species in captivity, and we have obtained thousands of fingerlings. In 2014, Acuícola Los Paiches S.A.C. received the “Award for Innovative Exports” from the Peruvian Exporters Association – ADEX, for its research and for developing “paiche” farming in the Yurimaguas rainforest.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 59 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2016, our cement shipments were approximately 2.3 million metric tons, representing an estimated 21.0% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. That same year, we also sold approximately 1.1 million metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone needs for approximately 100 years, based on our 2016 limestone consumption levels. We completed an expansion of our Rioja plant in April 2013.

We more than doubled the cement production capacity of our Rioja facility by installing a new production line that adds 240,000 metric tons of installed annual cement production capacity. In 2015, we finished construction of our new cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015. The new plant improves our competitive position in the northern region of Peru.

This state-of-the-art plant is the most modern in Latin America. With production from three plants, we are able to serve our market more efficiently. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

Clinker production started in January 2016, so we expect to be able to achieve significant efficiencies at the consolidated level due to the elimination of imported clinker.

We own concessions where we have discovered deposits of brine that have a variety of uses in the agricultural fertilizer, animal feed and construction industries, among others. We have developed the basic engineering and are continuing to evaluate the feasibility of this project, particularly in the context of market trends. See “Item 4. History and Development of the Company – B. Business Overview – Our Brine Project,” “D. Property, Plant and Equipment—Brine Project.”

Factors Affecting our Results of Operations

Revenue Drivers

In 2016, approximately 91% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 9% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 58% of our total cement sales in 2016, 55% in 2015 and 55% in 2014; private construction projects, both large and small, accounted for approximately 25% of our total cement sales in 2016, 26% in 2015 and 22% in 2014; and public construction projects accounted for the remaining 17% of our total cement sales in 2016, 16% in 2015 and 23% in 2014. While auto-construcción continues to represent the majority of our sales, it is expected that as the country continues to grow and formalize, private construction projects and infrastructure will become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. During 2016, there was significant public investment during the first months of the year due to El Niño prevention investments, but this slowed down significantly afterwards for the rest of the year. GDP in the northern region of Peru is estimated to have grown 0.6% in 2016, 1.2% in 2015 and 2.4% in 2014. Our cement volumes, which represented substantially all cement sales in the northern region of Peru, contracted by 1.0% in 2016, contracted by 1.6% in 2015, and contracted by 0.1% in 2014 in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2016, public spending increased during the first three months of the year due to significant spending in infrastructure in prevention of the El Niño phenomenon. After this, public and private investment slowed down due to changes in national authorities, and a corruption scandal involving some Latin American construction companies that has delayed the progress in infrastructure development. Despite these issues, the government’s plans to invest in Peru’s infrastructure remain in place. We expect public investment to pick up during the second half of 2017 due to reconstruction works in the north of Peru and the government’s investment plan.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia and Venezuela. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 13.1% of our costs of production in 2016, 11.3% in 2015 and 15.0% in 2014. The slight increase in the proportion of coal as a percentage of our costs in 2016 is largely a result of the decrease in raw materials as a percentage of costs due to the stop in usage of imported clinker. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2025. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2022. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 13.1% of our cost of production in 2016, 11.3% in 2015 and 12.6% in 2014. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

Since 2012, because of stronger demand for cement and the corrective maintenance of our principal kiln, which reduced our ability to produce our own clinker, we started to import part of the clinker that we use. As a result, we had an increase in our operating costs in 2012, as the cost per metric ton of imported clinker is higher than clinker we produce. In 2016, we used approximately 96,518 metric tons of imported clinker, which represented approximately 6.0% of our cement production cost for 2016, compared to approximately 415,512 metric tons of imported clinker in 2015, which represented 17.9% of our cement production cost for 2015. Because the Piura plant started producing clinker during the first quarter of 2016, we have not used imported clinker since then and do not plan to do so in the near future. This factor reduces our operating costs.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 10.5% of our cost of production in 2016, 9.7% in 2015 and 9.9% in 2014.

Our labor costs increased slightly in 2016, mainly as a result of one-off severance payments. Personnel expenses represented 21.4% of our total costs and expenses in 2016, 19.8% in 2015 and 19.7% in 2014.

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

New Mining Royalty Tax

On September 29, 2011, the Peruvian government amended the Mining Royalty Law to increase taxation on metallic and non-metallic mining activities. For a description of the new tax, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Mining Regulations.” The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of the mining concessionaire’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Mining Royalty Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. Future mining royalty tax payments would have been dependent on our operating profit, operating profit margin and net sales. In November 2013, the Peruvian Constitutional Court affirmed the constitutional challenge we filed against the new regulation of the Mining Royalty Law, in a final and unappealable ruling, on the grounds that the new regulation violates the constitutional right of property, as well as the principles of legal reserve and proportionality. Therefore, the new regulation is rendered inapplicable to us. As a result, we will continue to use as a basis for the calculation of the mining royalty the value of the concentrate or mining component, and not the value of the product obtained from the industrial or manufacturing process. For additional information, see note 27 to our annual audited consolidated financial statements included in this annual report.

Operating Segments

We have three operating segments: (i) cement, concrete and blocks, (ii) quicklime and (iii) sales of construction supplies. In the past, we also sold zinc calcine in smaller quantities recorded under the caption “Other.” For additional information on our operating segments, see note 31 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2016, see note 2.3.20 to our annual audited consolidated financial statements included in this annual report.

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

As of December 31, 2016 and 2015, no amortization under units-of-production method was determined since our mining concessions are not yet on production phase.

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

As of December 31, 2016 and 2015, no amortization under units-of-production method was determined since none of the mining projects were in production phase.

Stripping Costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves. Stripping costs incurred subsequently during the production phase of operation are recorded as part of cost of production.

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

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our general borrowings during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in other comprehensive income (“OCI”) and later reclassified to profit or loss when the hedges item affects profit or loss. For the purpose of hedge accounting, the cross currency swap instrument is classified as cash flow hedge.

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

Non-current assets held for distribution to equity holders of the parent and discontinued operations

We classify non-current assets and disposal groups as held for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for distribution are measured at the lower of their carrying amount and fair value less costs to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding finance costs and income tax expense.

The criteria for held for distribution classification is regarded as met only when the distribution is highly probable and the asset or disposal group is available for immediate distribution in its present condition. Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the decision to distribute will be withdrawn. Management must be committed to the distribution expected within one year from the date of the classification.

Assets and liabilities classified as held for distribution are presented separately as current items in the statement of financial position. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 1 to our audited financial statements. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Results of Operations

Comparison of Year Ended December 31, 2016 to Year Ended December 31, 2015

	Year ended December 31,
(amounts in millions of S/)	2016	2015	Variation %
Sales of goods	1,240.2	1,231.0	0.7%
Cost of sales	(736.5)	(695.8)	5.8%

Gross profit	503.6	535.3	(5.9%)
Operating income (expenses):
Administrative expenses	(193.4)	(179.7)	7.6%
Selling and distribution expenses	(39.9)	(31.5)	26.7%
Net gain on sale of available-for-sale financial investment	—	—	—
Other operating income, net	2.4	3.9	(38.5%)

Total operating expense, net	(230.8)	(207.3)	11.3%

Operating profit	272.8	328.0	(16.8%)
Other income (expenses):
Finance income	3.2	3.4	(5.9)%
Finance costs	(75.4)	(36.8)	104.9%
Gain (loss) from exchange difference, net	(2.5)	12.2	(120.5%)

Total other expenses, net	(74.7)	(21.2)	252.4%

Profit before income tax	198.1	306.8	(35.4%)
Income tax expense	(78.6)	(89.4)	(12.1%)

Profit for the year from continuing operations	119.5	217.4	(45.0%)
Loss for the year from discontinued operations	(6.6)	(5.7)	15.8%
Profit for the year	112.9	211.7	(46.7%)

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of S/)	% of total	(in millions of S/)	% of total
Cement, concrete and blocks	1,103.4	88.9	1,089.2	88.5
Quicklime	75.1	6.1	64.1	5.2
Construction supplies	59.9	4.8	75.6	6.1
Other	1.8	0.2	2.1	0.2

Total sales of goods	1,240.2	100.0	1,231.0	100.0

Our total sales of goods increased by 0.7%, or S/9.2 million, to S/1,240.2 million in 2016 from S/1,231.0 million in 2015. This increase was primarily due to the following factors:

•	a 1.3%, or S/14.2 million, increase in 2016 in sales of cement, concrete and blocks as a result of strong growth from sales to the public sector during the first months of the year, despite a slowdown after this period; and

•	a 17.2%, or S/11.0 million, increase in 2016 in sales of quicklime, due to increased sales volume;

•	offset in part by a 20.8%, or S/15.7 million, decrease in 2016 in the sale of construction supplies, due to increased competition in this segment and a general slowdown in the construction sector.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2016 and 2015:

	Year ended December 31,
	2016	2015	Variation
	(in millions of S/)%
Cement	924.4	928.7	(0.5)%
Concrete	152.6	123.9	23.2%
Blocks	26.4	36.5	(27.7)%

Total	1,103.4	1,089.2	1.3%

Our total sales of cement, concrete and blocks increased by 1.3%, or S/14.2 million, to S/1,103.4 million in 2016 from S/1,089.2 million in 2015. This increase was primarily due to the following factors:

•	sales of cement decreased slightly by 0.5%, or S/4.3 million, in 2016 due to an increase in the average price of cement (1.5%), offset by lower sales volume of cement (2.0%); and

•	sales of concrete increased by 23.2%, or S/28.7 million, in 2016 due to an increase in sales volume (11.7%) and an increase in the average price of concrete (11.5%);

•	partially offset by a 27.7%, or S/10.1 million, decrease in sales of blocks, in 2016. During 2015, we introduced a new product called “piles” that was supplied to the developer for the upgrade of the Talara oil refinery project being developed on behalf of Petroperu, which accounted for S/11.6 million and S/2.2 million in 2016. Excluding this product, sales of blocks in 2016 decreased by 2.9%, or S/0.7 million, due to decreased volume (6.9%) offset by an increase in the average price of blocks (4.0%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of S/)	% of total	(in millions of S/)	% of total
Cement, concrete and blocks	615.8	83.6	572.0	82.2
Quicklime	60.9	8.3	49.0	7.0
Construction supplies	58.7	8.0	73.1	10.5
Other	1.2	0.2	1.7	0.2

Total	736.6	100.0	695.8	100.0

Our total cost of sales increased by 5.9%, or S/40.8 million, to S/736.6 million for 2016, from S/695.8 million for 2015, primarily due to the following factors:

•	a 7.7%, or S/43.8 million, increase in the cost of sales of cement, concrete and blocks in 2016, due primarily to higher depreciation expense of the Piura plant; and

•	a 24.3%, or S/11.9 million, increase in 2016 in the cost of sales of quicklime, due primarily to higher sales volume;

•	offset in part by a 19.7%, or S/14.4 million, decrease in 2016 in the cost of sales of construction supplies, due to a decrease in sales volume and lower price paid for steel bars.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2016 and 2015:

	Year ended December 31,
	2016	2015	Variation
	(in millions of S/)%
Cement	489.5	460.2	6.4
Concrete	105.3	87.9	19.8
Blocks	21.0	23.9	(12.1)

Total	615.8	572.0	7.7

Our cost of sales represented 55.8% of our sales in 2016, compared to 52.5% in 2015. Our total cost of sales of cement, concrete and blocks increased by 7.7%, or S/43.8 million, in 2016, primarily due to the following factors:

•	cost of sales of cement increased by 6.4%, or S/29.3 million, in 2016, mainly due to a 2.0% decrease in sales volume of cement offset by an 8.4% increase in production cost, due to higher depreciation expsense of the Piura plant; and

•	an increase in the cost of sales of concrete of 19.8%, or S/17.4 million, in 2016, due to an 11.7% increase in sales volume as well as a 8.1% increase in production cost;

•	offset by a 12.1%, or S/2.9 million, decrease in the cost of sales of blocks in 2016. Excluding the S/6.3 million increase in cost of sales of piles sold to the Talara refinery in 2015 and S/1.2 million in 2016, cost of sales of blocks increased by 11.9%, or S/2.1 million in 2016, due primarily to a 6.9% decrease in sales volume offset by a 18.8% increase in production cost.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)	% of total	(in millions of S/)	% of total
Cement, concrete and blocks	487.7	44.2	517.3	47.5
Quicklime	14.2	18.9	15.1	23.6
Construction supplies	1.2	2.0	2.5	3.3
Other	0.5	27.8	0.4	19.0

Total gross profit	503.6	40.6	535.3	43.5

Gross profit decreased by 5.9%, or S/31.7 million, to S/503.6 million in 2016 from S/535.3 million in 2015 mainly as a result of, depreciation expense related to the Piura plant, and to a lesser extent due to a 6.0%, or S/0.9 million decrease in gross profit from the quicklime segment in 2016 that resulted from a decrease in sales of the higher priced product during the year, despite an overall increase in sales volume. Our gross profit margin (gross profit as a percentage of net sales) for 2016 was 40.6% compared to 43.5% for 2015.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segments for 2016 and 2015:

	Year ended December 31,
	2016		2015
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	434.9	47.0	468.6	50.4	(3.4)
Concrete	47.3	31.0	36.0	29.1	1.9
Blocks	5.5	20.8	12.7	34.5	(13.7)

Total gross profit	487.7	44.2	517.3	47.5	(3.3)

Gross profit margin for the cement, concrete and blocks segment decreased 3.3 percentage points in 2016 compared to 2015. This was due mainly to a decrease in cement margin (3.4 percentage points) that resulted from increased depreciation expense related to the Piura plant, a 13.7 percentage point decrease in the margin of our blocks segment attributable to sales of piles for the Talara refinery in 2015, partially offset by a 1.9 percentage point increase in concrete margin that resulted primarily from higher prices and dilution of fixed costs that resulted from increased demand during the first nine months of the year.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2016, our operating expenses increased by S/23.6 million to S/230.9 million in 2016 from S/207.3 million in 2015.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2016 and 2015:

	Year ended December 31,
(in millions of S/)	2016	2015
Personnel expenses	100.1	94.1
Third-party services	63.0	56.6
Board of directors compensation	6.1	7.1
Depreciation and amortization	12.8	10.7
Taxes	2.9	2.2
Consumption of supplies	2.1	2.4
Donations	5.8	6.1
Others	0.6	0.5

Total	193.4	179.7

Our administrative expenses increased by 7.6%, or S/13.7 million, to S/193.4 million in 2016 from S/179.7 million in 2015. Personnel expenses increased by S/6.0 million, primarily as a result of higher severance payments and third-party services increased by S/6.4 million mainly due to an increase in consulting services in IT, environment and security, and logistics services for the Piura plant, among others.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 89.6% of total administrative expenses for 2016 compared to approximately 90.1% for 2015. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 7.5%, 0.5% and 2.4% respectively, of total administrative expenses for 2016 compared to approximately 6.3%, 0.7% and 2.9% respectively, for 2015.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2016 and 2015:

	Year ended December 31,
(in millions of S/)	2016	2015
Personnel expenses	17.1	16.2
Advertising and promotion expenses	15.6	8.5
Other	7.2	6.8

Total	39.9	31.5

Our total selling and distribution expenses increased by 26.7%, or S/8.4 million, to S/39.9 million in 2016 from S/31.5 million in 2015, primarily related to an increase in advertising and promotion expenses invested to protect our market share in light of decreased sales volumes during the year.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 95.4% of total selling and distribution expenses for 2016, compared to 94.3% for 2015. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0%, 4.1% and 0.5% respectively, of total selling and distribution expenses for 2016, compared to 0%, 4.8% and 0.9%, respectively, for 2015.

Other Operating Income, Net

Our other operating income, net decreased S/1.5 million, to S/2.4 million in 2016 from S/3.9 million in 2015.

Other Expenses, Net

Our other expenses, net increased by S/53.5 million, to S/74.7 million in 2016 from S/21.2 million in 2015, mainly due to an increase in finance cost, due to the termination of borrowing cost capitalization following the conclusion of the Piura plant project, and to an adverse exchange rate effect since we held cash in dollars, which depreciated in relation to the sol, resulting in a loss of S/2.5 million, compared to a gain of S/12.2 million in 2015.

Income Tax Expense

Our income tax expense decreased by 12.0%, or S/10.8 million, to S/78.6 million for 2016 from S/89.4 million for 2015. In December 2016, the Peruvian government approved an increase of the income tax rate from 28% to 29.5% to be effective as of January 1, 2017. This increase resulted in an increase in our deferred income tax liability of S/22,344,000 and increased the deferred income tax asset by S/8,529,000 (S/14,639,000 was recognized as a higher income tax expense in the consolidated statement of profit or loss and S/824,000 as an income in Other Comprehensive Income). Our effective tax rate for 2016 was 39.0%, and 28.9% for 2015.

Profit from Continuing Operations

As a result of the foregoing, our profit from continuing operations for 2016 decreased by 45.0%, or S/97.9 million, from S/217.4 million for 2015 to S/119.5 million for 2016.

Results of Operations

Comparison of Year Ended December 31, 2015 to Year Ended December 31, 2014

	Year ended December 31,
(amounts in millions of S/)	2015	2014	Variation %
Sales of goods	1,231.0	1,242.6	(0.9)
Cost of sales	(695.8)	(724.1)	(3.9)

Gross profit	535.3	518.4	3.2
Operating income (expense):
Administrative expenses	(179.7)	(185.5)	3.1
Selling and distribution expenses	(31.5)	(30.5)	(3.2)
Net gain on sale of available-for-sale financial investment	—	10.5	N/M
Other operating income, net	3.9	(2.9)	34.5

Total operating expense, net	(207.3)	(208.4)	(0.5)
Operating profit	328.0	310.0	6.1
Other income (expense):
Finance income	3.4	11.3	(69.9)
Finance costs	(36.8)	(31.2)	18.0
Gain (loss) from exchange difference, net	12.2	(14.7)	(15.6)

Total other expenses, net	(21.2)	(34.6)	(38.7)
Profit before income tax	306.8	275.4	11.4
Income tax expense	(89.4)	(78.8)	13.5

Profit for the year from continuing operations	217.4	196.5	10.6
Profit for the year from discontinued operations	(5.7)	(7.7)	(26.0)

Profit for the year	211.7	188.8	12.1

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of S/)	% of total	(in millions of S/)	% of total
Cement, concrete and blocks	1,089.2	88.5	1,085.4	87.3
Quicklime	64.1	5.2	61.1	4.9
Construction supplies	75.6	6.1	95.4	7.7
Other	2.1	0.2	0.8	0.1

Total sales of goods	1,231.0	100.0	1,242.6	100.0

Our total sales of goods decreased by 0.9%, or S/11.6 million, to S/1,231.0 million in 2015 from S/1,242.6 million in 2014. This decrease was primarily due to the following factors:

•	a 0.3%, or S/3.8 million, increase in 2015 in sales of cement, concrete and blocks as a result of very strong growth from the public sector during the last months of the year, despite a slowdown during the first eight months of the year; and

•	a 4.9%, or S/3 million, increase in 2015 in the sales of quicklime, due to product sales mix and higher sales during the first half of the year;

•	partially offset by a 20.8%, or S/19.8 million, decrease in 2015 in the sale of construction supplies, due to increased competition in this segment and a general slowdown in the construction sector.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2015 and 2014:

	Year ended December 31,
	2015	2014	Variation
	(in millions of S/)%
Cement	928.7	929.5	(0.1)
Concrete	123.9	124.0	(0.1)
Blocks	36.5	31.9	14.4

Total	1,089.2	1,085.4	0.4

Our total sales of cement, concrete and blocks increased by 0.4%, or S/3.8 million, to S/1,089.2 million in 2015 from S/1,085.4 million in 2014. This increase was primarily due to the following factors:

•	sales of cement in 2015 decreased slightly by 0.1%, or S/0.8 million, due to a 0.2% increase in the average price of cement, offset by a 0.3% decrease in volume of cement sold; and

•	sales of concrete decreased by 0.1%, or S/0.1 million, in 2015, due to an 8.2% decrease in volume offset by an 8.1% increase in the average price of concrete;

•	offset by a 14.4%, or S/4.6 million, increase in sales of blocks in 2015. During 2015, we sold a new product called “piles” that was supplied for the upgrade of the Talara refinery, which accounted for S/11.6 million of our total sales of blocks. Excluding this new product, sales of blocks decreased by 21.6%, or S/6.9 million, in 2015, due to a 16.7% decrease in sales volume and to a 4.9% decrease in the average price of blocks sold.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of S/)	% of total	(in millions of S/)	% of total
Cement, concrete and blocks	572.0	82.2	578.9	79.9
Quicklime	49.0	7.0	51.9	7.2
Construction supplies	73.1	10.5	92.5	12.8
Other	1.7	0.2	0.8	0.1

Total	695.8	100.0	724.1	100.0

Our total cost of sales decreased by 3.9%, or S/28.3 million, to S/695.8 million for 2015 from S/724.1 million for 2014, primarily due to the following factors:

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

Our cost of sales represented 52.5% of our sales in 2015, compared to 53.3% in 2014. Our total cost of sales of cement, concrete and blocks decreased by 1.2%, or S/6.9 million, in 2015, primarily due to the following factors:

•	cost of sales of cement decreased by 2.4%, or S/11.2 million, in 2015, mainly due to a 0.3% decrease in volume of cement sold and a 2.1% decrease in production cost;

•	a 3.3%, or S/2.8 million, increase in the cost of sales of concrete in 2015, due to an 8.2% decrease in volume sold offset by an 11.5% increase in production cost;

•	offset by a 6.9%, or S/1.5 million, increase in the cost of sales of blocks in 2015. Excluding the S/5.1 million cost of sales attributable to our production of piles for the Talara refinery, cost of sales of blocks decreased by 16.2%, or S/3.6 million in 2015, due primarily to a 16.7% decrease in volume sold offset in part by a 0.5% increase in production cost.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2015 and 2014:

	Year ended December 31,
	2015		2014
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	517.3	47.5	506.5	46.7
Quicklime	15.1	23.6	9.1	14.9
Construction supplies	2.5	3.3	2.9	3.0
Other	0.4	19.0	(0.1)	(12.5)

Total gross profit	535.3	43.5	518.4	41.7

Total gross profit increased by 3.3%, or S/16.9 million, to S/535.3 million in 2015, from S/518.4 million in 2014 mainly as a result of the operational efficiencies implemented in the production process during 2015, in spite of the decreased volume of cement sold, and to a lesser extent, due to an increase of 65.9% or S/6.0 million in gross profit in 2015 derived from the quicklime segment that was attributable to an increase in sales volume during the first six months of the year, as well as a sustained increase in sales of the higher priced product during the year. Our gross profit margin (gross profit as a percentage of net sales) for 2015 was 43.5% compared to 41.7% for 2014.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segments for 2015 and 2014:

	Year ended December 31,
	2015		2014
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	468.6	50.4	458.1	49.3	1.1
Concrete	36.0	29.1	38.9	31.4	(2.3)
Blocks	12.7	34.5	9.5	29.8	4.7

Total gross profit	517.3	47.5	506.5	46.7	0.8

Gross profit margin for the cement, concrete and blocks segment increased 0.8 percentage points in 2015 compared to 2014. This was due mainly to an increase of 1.1 percentage points in cement margin that resulted from operational efficiencies implemented in the production processes during 2015, an increase of 4.7 percentage points in the blocks margin due to sales of piles for the Talara refinery, partially offset by a decrease of 2.3 percentage points in concrete margin as a result of lower sales volume.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2015, our operating expenses decreased by S/1.1 million to S/207.3 million in 2015 from S/208.4 million in 2014.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2015 and 2014:

	Year ended December 31,
(in millions of S/)	2015	2014
Personnel expenses	94.1	96.9
Third-party services	56.7	60.2
Board of directors compensation	7.1	4.9
Depreciation and amortization	10.7	11.5
Taxes	2.2	2.7
Consumption of supplies	2.4	2.9
Donations	6.1	5.9
Others	0.4	0.5

Total	179.7	185.5

Our administrative expenses decreased by 3.1%, or S/5.8 million, to S/179.7 million in 2015 from S/185.5 million in 2014. Personnel expenses decreased by S/2.8 million and third-party services decreased by S/3.5 million mainly due to a decrease in headcount.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 90.1% of total administrative expenses for 2015 compared to approximately 90.8% for 2014. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 6.3%, 0.7% and 2.9% respectively, of total administrative expenses for 2015 compared to approximately 6.0%, 0.8% and 2.4%, respectively, for 2014.

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

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 94.3% of total selling and distribution expenses for 2015, compared to 94.0% for 2014. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0%, 4.8% and 0.9%, respectively, of total selling and distribution expenses for 2015, compared to 0%, 5.8% and 0.3%, respectively, for 2014.

Other Operating Income, Net

Our other operating income, net increased S/6.9 million, to a gain of S/3.9 million in 2015 from a loss of S/3.0 million in 2014. This increase was due mainly to income from the sale of real estate assets during 2015.

Other Expenses, Net

Our other expenses, net decreased by S/13.4 million, to S/21.2 million in 2015 from S/34.6 million in 2014, mainly due to reduced exposure to exchange rate fluctuations which represented a loss of S/14.7 million in 2014, and a gain of S/12.2 million in 2015, and to a decrease in finance income which represented S/3.4 million in 2015, versus S/11.3 million in 2014. The decrease in exposure was mainly due to the fact that we entered into cross currency swap agreements to hedge our entire foreign exchange exposure related to the US$300 million of Senior Notes we issued in 2013. The decrease in finance income was mainly due to lower cash levels because of the increase in expenditures related to completion of construction of the Piura plant.

Income Tax Expense

Our income tax expense increased by 13.5%, or S/10.6 million, to S/89.4 million for 2015 from S/78.8 million for 2014. In December 2014, the Peruvian government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% from 2019 onwards. This reduction in future tax rates had a net impact of S/2,646,000 during 2015 as a reduction of our deferred income tax liability and such amount was recognized as a reduction of income tax expense in our consolidated statement of profit or loss in 2015. Our effective tax rate for 2015 was 28.9% and 29.1% for 2014.

Profit

As a result of the foregoing, our profit for 2015 increased by 12.1%, or S/22.9 million, from S/188.8 million for 2014 to S/211.7 million for 2015.

B.	Liquidity and Capital Resources

Our main cash requirements are our operating expenses, capital expenditures relating to the maintenance and expansion of our facilities, the servicing of our debt, the payment of dividends and payment of taxes. Our primary sources of cash have been cash flow from operating activities, and our issuance of US$300 million of Senior Notes and, to a lesser extent, loans and other financings. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
(in millions of S/)	2016	2015	2014
Net cash flows from operating activities(1)	241.7	275.6	240.4
Net cash flows used in investing activities(1)	(135.6)	(475.9)	(553.5)
Net cash flows used in financing activities(1)	(177.5)	(257.8)	(114.8)

Decrease (increase) in cash	(71.4)	(458.1)	(427.9)

(1)	Includes continuing and discontinued operations. For detail on cash flow from discontinued operations please see Item 18. Financial Statements – Consolidated Statements of Cash Flow.

Cash Flows from Operating Activities

Net cash flow from operating activities decreased by 12.3% or S/33.9 million, to S/241.7 million in 2016 from S/275.6 million in 2015, due primarily to a decrease in our operating profit.

Net cash flow from operating activities increased by 14.6% or S/35.2 million, to S/275.6 million in 2015 from S/240.4 million in 2014, due primarily to an increase in operating income.

Net cash flows from operating activities was S/240.4 million in 2014, due primarily to lower inventory purchases, mainly imported clinker and an increase in profit in 2014, as well as a decrease in trade and other payables, net of an increase in trade and other receivables.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/135.6 million for 2016, and were primarily related to complimentary investments for the operation of the new cement plant in Piura.

Net cash flows used in investing activities were S/475.9 million for 2015, and were primarily related to the purchase of property, plant and equipment for the Piura plant, net of the income derived from the sale of real estate assets.

Net cash flows used in investing activities were S/553.5 million for 2014, and were primarily related to the purchase of property, plant and equipment for the Piura plant, net of the disposition of an available-for-sale investment.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/177.5 million for 2016, and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/257.8 million for 2015, and were primarily due to dividends paid to our shareholders and the buyback of our investment shares from our shareholders.

Net cash flows used in financing activities were S/114.8 million for 2014, and were primarily due to dividends paid to our shareholders.

Indebtedness

As of December 31, 2016, we had total outstanding indebtedness of S/1,006.8 million (US$300 million). As of December 31, 2016, we have entered into cross currency swap hedging agreements for a notional amount of US$300 million to manage our foreign exchange risks related to this debt, on which we will pay S/913.3 million and receive US$300 million in 2023.

(amounts in millions of S/)	As of December 31, 2016	Interest rate	Maturity date
4.50% Senior Notes due 2023	1,006.8	4.5%	February 8, 2023

International Bonds. In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023 in our inaugural international bond offering. A portion of the proceeds from this offering was used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds to cover capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. The notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act, and listed on the Irish Stock Exchange.

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

The subsidiaries that guarantee the notes are those related to our cement business namely, Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C. and Calizas del Norte S.A.C. (in liquidation).

Derivative Financial Instruments

As of December 31, 2016, we had entered into a cross currency swap hedging agreement in aggregate principal amount of US$300 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2016, our research and development group consisted of 14 geologists and one scientist. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications; and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2016.

Geographic Breakdown

Northern Region (thousands of metric tons)
Plant	2012	2013	2014	2015	2016	% share
C. Pacasmayo	2,045	2,110	2,051	2,022	2,004	18.4%
C. Selva	200	240	296	288	281	2.6%
Imports	29	34	40	12	—	—

Total	2,274	2,384	2,387	2,322	2.285	21.0%
Central Region (thousands of metric tons)
Plant	2012	2013	2014	2015	2016	% share
UNACEM	5,315	5,612	5,701	5,546	5,110	47.0%
Caliza Inca	157	288	383	357	347	3.2%
Imports	409	465	461	507	490	4.5%

Total	5,881	6,365	6,545	6,410	5,947	54.7%
Southern Region (thousands of metric tons)
Plant	2012	2013	2014	2015	2016	% share
Grupo Yura	2,203	2,515	2,600	2,480	2,645	24.3%
Total	2,203	2,515	2,600	2,480	2,645	24.3%

Total Regions	10,358	11,264	11,532	11,212	10,877	100.0%
							Sources: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru:

	Portland Cement			Other Portland Cements
Business	I	II	V	IP	I(PM)	MS	I Co
UNACEM	✓(1)	✓(1)	✓(1)	✓	✓
Pacasmayo plant	✓	✓(2)	✓	✓		✓(2)	✓
Rioja plant	✓(1)	✓(1),(3)	✓(1),(3)				✓
Cementos Sur	✓	✓(2)	✓(2)	✓	✓
Yura	✓	✓(2)	✓(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.
(2)	Our Portland cement II is the same as our type MS/MH/R cement.
(3)	Manufactured upon request.

Although a large part of housing construction in Peru is concentrated in the Lima metropolitan area, the housing market in the provinces of Peru, including the northern region, has expanded significantly in recent years. Despite this trend, Peru continues to have significant housing shortages, estimated by the INEI at 1.9 million homes nationwide. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the development of residential real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 43 places on the Global Competitiveness Index published by the World Economic Forum which measures the quality of infrastructure, among other things, from 110th place in 2008 to 67th in 2016, it continues to have a significant deficit in infrastructure. In recent years, efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds), to regulatory changes. During 2016, the Peruvian government presented to Congress a series of Legislative Decrees elaborated under the delegation of powers during the fourth quarter of 2016, aimed at promoting and trying to facilitate investment in large infrastructure projects. We expect to see results from these measures during 2017-18, in addition to required new development to counteract the effects of recent natural disasters.

Distribution and Logistics

Peru’s cement market is divided into three regions circumscribed primarily by the location of established production facilities. Our facilities are located in the northern region of Peru, UNACEM controls the central region, and Yura the southern region. Cement is mainly sold in bags of 42.5 kilograms (approximately 94 pounds). However, cement can also be sold in bulk, according to customer specifications and requirements.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2016.

	Payments due by period
(in millions of S/)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt(1)	—	—	—	913.3	913.3
Interest payments	45.4	90.7	90.7	68.0	294.8
Brine project(2)	2.0	2.0	18.0	254.9	276.9
Hedge finance cost payable	27.0	54.0	54.0	40.5	175.5
Energy Supply (3)	8.9	1.0	—	—	9.9

Total	83.3	147.7	162.7	1,276.7	1,670.4

(1)	Does not include issuance costs.
(2)	Relates to our contractual commitment for the establishment of Salmueras jointly with Quimpac and investment of US$100.0 million if we develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions. As of December 31, 2016, we and Quimpac have collectively made contributions of US$30.7 million to Salmueras for the development of our brine project.
(3)	Relates to take or pay contracts for the supply of gas to Fosfatos and Cementos Pacasmayo.

In addition, we have various mining fees and royalties payable to the government and third parties in connection with our concessions and surface land use.

G.	Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by the board of directors in accordance with our by-laws and Peruvian Corporate Law No. 26887 (“Peruvian Corporate Law”). Our by-laws provide for a board of directors of between seven and 11 members. Between three and five alternate directors may be elected by the shareholders to act on behalf of any director who is absent from meetings or who is unable to exercise his or her duties, when and for whatever period fixed by the chairman of the board. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

Directors are elected at our annual shareholders’ meeting and hold office for terms of three years. Directors may be re-elected to multiple terms. Our current board of directors is composed of nine directors and three alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

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

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. On March 24, 2017, our annual shareholders’ meeting was held and new directors were elected for the period 2017-2020.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Roberto Dañino Zapata	Director	1951
Carlos Miguel Heeren Ramos	Director	1968
Humberto Reynaldo Nadal Del Carpio	Director, Chief Executive Officer	1964
Hilda Ochoa-Brillembourg	Director	1945
Felipe Ortiz de Zevallos Madueño	Director	1947
Dionisio Romero Paoletti	Director	1965
Marco Antonio Zaldivar Garcia	Director	1960
Robert Patrick Bredthauer	Alternate director	1947
Manuel Bartolomé Ferreyros Peña	Alternate director, Chief Financial Officer	1966

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild serves as Director since April 1991 and is currently Chairman of the Board. He holds a Mechanical Engineering degree from Tufts University, Boston, United States. Mr. Hochschild is also the President of Hochschild Mining plc, Inversiones ASPI S.A. and the Board of Trustees of UTEC and TECSUP. He is also a member of the boards of directors of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Fosfatos del Pacífico, Salmueras Sudamericanas, Sociedad de Comercio Exterior del Perú (COMEX Perú), and of the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). In addition, Mr. Hochschild is Vice-Chairman of the Silver Trust of Peru, and an expert consultant of the Economic Counsel of the Episcopal Conference.

José Raimundo Morales Dasso. Mr. Morales serves as Director since March 2008, and as Vice Chairman since April 2017. He holds a bachelor degree in Economics and Business Administration from Universidad del Pacífico and a master in Business Administration from Wharton Business School, University of Pennsylvania, United States. Between 1970 and 1980 he worked in different positions at Bank of America and Wells Fargo Bank. In 1980 he started to work at Banco de Crédito del Perú and served in various senior management positions and was the Chief Executive Officer of Banco de Crédito del Perú from October 1990 to April 2008. Currently, he is Chairman of the Board of Atlantic Security Bank, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Peru and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros. In addition, he is a member of the boards of directors of Pacífico Vida, Salmueras Sudamericanas, Fosfatos del Pacífico, Alicorp S.A.A., Grupo Romero, JJC Contratistas Generales, Cerámica Lima S.A., Corporación Cerámica S.A., and Inversiones y Propiedades S.A. He is also a member of the board of directors of Peruvian Institute of Economics.

Roberto Dañino Zapata. Mr. Dañino serves as Director since 1995, and served as Vice-Chairman of the Board until December 2016. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney-at-law graduated from the schools of Law of Harvard University and Pontificia Universidad Católica del Perú. He was the Ambassador of Peru to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice-Chairman of the Board of Directors of Hochschild Mining plc, and Chairman of the Board of Fosfatos del Pacífico. In addition, he is an Independent Director of Inversiones Centenario, Results for Development, LUMNI and ACCIÓN International, as well as member of the Advisory Board of UBER Technologies, Open Society Foundation, and Goldman Sachs.

Carlos Miguel Heeren Ramos. Mr. Heeren has served as a Director since March 2017. He is Executive Director of the University of Engineering and Technology (UTEC) and TECSUP. He holds a bachelor degree in economics from Universidad del Pacifico, with a master degree in economics from the University of Texas at Austin. He previously served as partner in APOYO Consultoría. He is also a member of the boards of directors of San Fernando, Interbank, Talma, Montana and other non-profit companies and institutions. Independent Director.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as Director since March 2008 and as Chief Executive Officer since April 2011. He has a bachelor degree in Economics from Universidad del Pacífico and a master degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of ASPI, Fosfatos del Pacífico and Salmueras. In addition, he is Chairman of the Board of Trustees of Universidad del Pacífico. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia, Chief Executive Officer at Socosani S.A and Chairman of Fondo Mi Vivienda. He has been recognized by the Institutional Investor magazine as one of the three best CEO’s in the construction industry in Latin America for 2014, 2015 and 2016.

Hilda Ochoa-Brillembourg. Mrs. Ochoa-Brillembourg was appointed as a Director of Cementos Pacasmayo S.A.A. in October 2011. She holds a bachelor of science degree in Economics from Universidad Católica Andres Bello of Venezuela, a master in Public Administration and is a Business Administration PhD candidate from Harvard Business School. She is the founder, and since 1987, President and Executive Director, of Strategic Investment Group and a group of affiliated investment management firms. In 2014, she was appointed Chairperson of the Board of Directors. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Mrs. Ochoa-Brillembourg is a member of the board of directors of S&P Global, where she is also a member of its audit and financial policy committees. Independent Director.

Felipe Ortiz de Zevallos Madueño. Mr. Ortiz de Zevallos has been a Director since March 2014. He studied at the Universidad Nacional de Ingeniería in Lima, at the University of Rochester in New York and at Harvard Business School. He is the founder and chairperson of the Grupo Apoyo since 1977. He served as Ambassador of Peru to the United States from 2006 to 2009 where he was responsible for negotiating the US Congress’ approval of the Free Trade Agreement between both countries. He has been professor at Universidad del Pacífico and served as said university’s President from 2004 a 2006. He is currently an independent board member of various companies and non-profit organizations. In addition, he is currently President of the Asociación Civil Transparencia (Transparency Civil Association). He has received numerous awards, such as the IPAE Award in 1990, the Journalism Jerusalem Prize in 1998 and the Manuel J. Bustamante de la Fuente Award in 2008. In 2009, the Lima Chamber of Commerce paid tribute to Mr. Ortiz de Zevallos for his contributions to the social and economic development of Peru, and in 2011 the Ministry of Economy and Finance awarded him with the “Hipólito Unanue” award for his contributions to the country’s economic and financial development. He has been recently appointed as Ad-Honorem Presidential Adviser by Supreme Resolution 182-2016 published on August 3, 2016. Independent Director.

Dionisio Romero Paoletti. Mr. Romero has served as a Director since March 2005. He holds a degree in Economics from Brown University and a master degree in Business Administration from Stanford University. He is the Chairman of the Board of Credicorp and Banco de Crédito del Perú-BCP, and the Executive Chairman of Credicorp since 2009, and a member of the board of directors of Banco de Crédito del Peru since 2003, and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the chairman of the boards of directors of Banco de Crédito de Bolivia, Pacífico Peruano Suiza Cía. de Seguros y Reaseguros S.A., El Pacífico Vida Cía. de Seguros y Reaseguros S.A., Alicorp S.A.A., Palmas del Espino S.A., Agrícola del Chira S.A., Agrícola del Chira S.A., among others. Furthermore, he is Vice-Chairman of the Board of Ransa Comercial S.A., Inversiones Centenario S.A. and a member of the board of directors of Banco de Crédito e Inversiones - BCI, and Sierra Metals Inc. Independent Director.

Marco Antonio Zaldivar Garcia. Mr. Zaldivar has been a Director since March 2017. He is President of the Lima Stock Exchange. He is a Certified Public Accountant, graduated from the University of Lima and the General Management Program at PAD, Universidad de Piura. He holds a master in Business Administration from the Adolfo Ibañez School of Management (USA). Previously he worked at Ernst & Young as a Partner in charge of Risk Management and Regulatory Matters, Senior Partner of the Firm’s Audit and Business Advisory Division. He has also been Vice Dean of the Lima Public Accountants’ Association, chairman of the board of directors of the corporate governance committee of Procapitales. He is currently an independent director of Banco Santander del Perú, Edpyme Santander Consumo and Unión de Cervecerías Peruanas Backus y Johnston, among other positions, highlighting his extensive experience in corporate governance issues. Independent Director.

Robert Patrick Bredthauer Garcia. Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is also an alternate member of the Board of Directors of Fosfatos del Pacífico. Mr. Ferreyros has a bachelor degree in Business Administration from Universidad de Lima, a Multinational MBA from the Adolfo Ibañez School of Management, Miami and a master degree in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas - INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. He has been recognized by Institutional Inverstor magazine as one of the three best CFO’s in the construction industry of Latin America for 2014, 2015 and 2016. Alternate Director.

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of our company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Reynaldo Nadal Del Carpio	Chief Executive Officer	1964	2011
Carlos Julio Pomarino Pezzia	Vice President, Cement Business	1962	2009
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	General Counsel	1966	2008
Martin Ferraro Murdock	Innovation Director	1982	2016
Rodolfo Ricardo Jordan Musso	Infrastructure and Engineering Director, Cement Business	1952	2009
Joaquin Larrea Gubbins	Special Projects Director	1974	2011
Carlos Paul Cateriano Alzamora	Corporate Social Responsibility Director	1957	2006
Hugo Pedro Villanueva Castillo	Operations Director, Pacasmayo and Rioja Cement Plant	1962	2012
Diego Reyes Pazos	Supply Chain Director	1977	2013
Tito Alberto Inope Mantero	Industrial Planning Director	1972	2015
Rosaura Vasquez Arrieta	Quality, Research and Development Director	1963	2015

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio. See “—A. Directors and Senior Management—Board of Directors.”

Carlos Julio Pomarino Pezzia. Mr. Pomarino has acted as Vice President, Cement Business since April 2009. He has a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master’s in Business Administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of our company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining our company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Manuel Bartolomé Ferreyros Peña. See “—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been our General Counsel since 2008. Previously, he was General Counsel of Hochschild Mining plc. Mr. Durand holds a law degree from Universidad de Lima (Peru), and a master in Business Administration from Universidad del Pacífico (Peru). Among other studies, he has completed the Management Program for Lawyers and the Corporate Governance and Performance Program at the Yale School of Management (USA). Mr. Durand currently also acts as a board member of Salmueras, Inversiones Aspi S.A. and Cementos Selva S.A. and he is a member of the board of directors of UTEC and TECSUP. In addition, Mr. Durand is an alternate director of the National Confederation of Private Business Associations (CONFIEP).

Martin Ferraro Murdock. Mr. Ferraro has served as Central Manager of Innovation since July 2016. He holds a degree in Business Administration and Finance from the Universidad Peruana de Ciencias Aplicadas - UPC (Peruvian University of Applied Sciences) and a master in Business Administration from Stanford Graduate School of Business. Mr. Ferraro joined our company in January 2004 and since then has served in different positions, the most recent of which were Commercial Manager from June 2012 to December 2014 and Finance, IT and Administration Manager from January 2015 to June 2016.

Rodolfo Ricardo Jordan Musso. Mr. Jordan has acted as Engineering and Infrastructure Director since January 2015. Previously, he was Industrial Development Manager. He has a degree in Civil Engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining our company, he served as Chief Executive Officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009, he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Joaquin Larrea Gubbins. Mr. Larrea has acted as Special Projects Director since October 2016. He holds a degree in Business Administration from Universidad de Lima (University of Lima) and a Master’s in Business Administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. In Cementos Pacasmayo, he served as Business Manager of the Zinc Division for one year, as our Corporate Finance Head for five years, and as Central Manager of Corporate Development for five years.

Carlos Paul Cateriano Alzamora. Mr. Cateriano has acted as Corporate Social Responsibility and Human Resources Director since June 2012. Previously, he was Human Resources Manager from 2006 to 2012. He studied Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as Head of Training at Banco Santander Perú S.A., and as a consultant at Polimeros y Adhesivos S.A.

Hugo Pedro Villanueva Castillo. Mr. Villanueva has acted as Operations Directorfor the Pacasmayo and Rioja cement plant since January 2012. Previously he was Operations Manager for Cementos Selva S.A. for more than nine years. Furthermore, Mr. Villanueva has worked at our Company for over 20 years, holding different positions. Mr. Villanueva holds a Master’s degree in Business from EGADE and has taken coursework at the General Management Program at PAD, Universidad de Piura and Program for Senior Management at INCAE in Costa Rica. He has also participated in different specialty programs related to the industry.

Diego Reyes Pazos. Mr. Reyes has been our Supply Chain Director since July 2013. He has solid experience in the supply chain, project development, design and implementation of systems/processes and financial analysis. He graduated with a degree in Business Administration from the University of Lima and received an MBA from the University of Piura. Before joining our company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as Senior Business Process Expert for Latin America at SAB Miller, Project Manager in the Vice Presidency of Supply Chain at UCP Backus & Johnston, among others.

Tito Alberto Inope Mantero.Mr. Inope has been our Industrial Planning Director since January 2015. He is an economist, graduated from Universidad de Lima and has a master in Business Administration from Universidad Peruana de Ciencias Aplicadas (UPC). Mr. Inope has worked at our company since 1996 and has held different management positions during the past 18 years.

Rosaura Vasquez Arrieta. Mrs. Vásquez has been our Quality, Research and Development Director since March 2015. She has a degree in Industrial Engineering from Universidad de Piura, holds a master degree in Chemistry from the Universidad Católica del Peru, and a PhD in Industrial Engineering specialized in Metallurgy and Materials from the Universidad de Oviedo (Spain). Mrs. Vasquez has worked at our company since 1998, and has held different management positions during the past 16 years. Before joining our company she was a professor at the Universidad de Piura. She has been a speaker at various industry events and has published a variety of articles on non- metallic mining, cement and additives.

B.	Compensation

As of December 31, 2016, total short term compensation amounted to S/21,752,000 (2015: S/23,074,000) and total long term compensation amounted to S/16,088,000 (2015: S/14,159,000). This compensation included payments made in connection with the workers’ profit sharing plan under Peruvian labor law, which require us to distribute between 8% and 10% of our taxable annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2016 director compensation was approved at our annual shareholders’ meeting.

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

For information about the date of expiration of the current term of office and the period during which each director has served in such office, see “—A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment.

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

Audit Committee

Our audit committee is composed of three directors. The current members are two, Mrs. Hilda Ochoa-Brillembourg, who is the chairman of the audit committee and Mr. Felipe Ortiz de Zevallos. Mr. Marco Antonio Zaldívar will become a member as of May 2, 2017. All of the members of the audit committee qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Mrs. Hilda Ochoa-Brillembourg and Mr. Marco Antonio Zaldivar also qualify as financial experts under applicable SEC rules. The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

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

As of December 31, 2016, we had a total of 1,331 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2016	2015	2014
Management	30	35	33
Administrative personnel	1,004	1,002	974
Plant workers	297	507	475

Total (1)	1,331	1,544	1,482

(1)	Workers from our social venture Acuicola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2016, approximately 13% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A). that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In February 2016 three-year Union Agreements were signed with our Pacasmayo Plant union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2016, approximately 12% of our employees were enrolled with the national public pension fund and 88% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2017, persons who are currently members of our board of directors and our executive officers held as a group 1,035,096 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2017. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 common shares.

Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Roberto Dañino, Mr. Carlos Pomarino, Mr. Manuel Ferreyros and Mr. Martín Ferraro own individually and in the aggregate less than 1% of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2017, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2017, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2017.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	211,985,547	50.01%	—	—	211,985,547	45.67%
CPSAA(treasury shares)	—	—	36,040,497	89.48%	36,040,497	7.76%
RI—Fondo 2 (AFP Prima)	16,376,138	3.86%	—	—	16,376,138	3.53%
RI—Fondo 3 (AFP Prima)	15,405,338	3.63%			15,405,338	3.32%
Directors and officers(2)	1,035,096	0.24%	—	—	1,035,096	0.22%
American Depositary Receipt Program	71,728,096	16.92%	—	—	71,728,096	15.45%
Other shareholders	107,338,234	25.32%	4,238,397	10.52%	111,576,631	24.04%

Total	423,868,449	100.00%	40,278,894	100.00%	461,147,343	100.00%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares presented above include those held through ASPI.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2014 to December 31, 2016.

Shareholder	2016	2015	2014
ASPI	45.67%	45.67%	50.94%
CPSAA (treasury shares)	6.41%	6.41%	—
IN—Fondo 2 (AFP Integra)	—	—	1.05%
RI—Fondo 2 (AFP Prima)	4.19%	5.10%	4.66%
RI—Fondo 3 (AFP Prima)	3.12%	4.29%	4.29%
HO-Fondo 3 (AFP Horizonte)	—	—	—
HO-Fondo 2 (AFP Horizonte)	—	—	—
IN—Fondo 3 (AFP Integra)	—	—	0.78%
PR—Fondo 2 (AFP Profuturo)	—	—	0.86%
PR—Fondo 3 (AFP Profuturo)	—	—	0.50%
American Depositary Receipt Program	16.23%	16.66%	18.13%
Other shareholders	24.38%	21.87%	18.79%

Total	100.00%	100.00%	100.00%

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

On January 19, 2017, our management approved the buyback of 7,911,845 investment shares, which we currently hold in treasury.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2017, we estimate that there were 14,345,619 ADSs, which represented 16.23% of our common shares outstanding as of such date. As of December 31, 2016, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 27.

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

As of December 31, 2016, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/109,000 (US$32,479).

The following transactions have been entered into by us with related parties:

•	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of, S/293,000 in 2014, S/330,000 in 2015, and S/326,000 in 2016.

•	We lease part of our headquarters as office space to ASPI and its affiliates. We received rental payments of S/254,000 in 2014, S/334,000 in 2015, and S/374,000 in 2016.

•	We provide back office management and administrative services to ASPI and its affiliates, for which we received S/498,000 in 2014, S/505,000 in 2015, and S/1,103,000 in 2016.

•	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,350,000 in 2014, S/1,146,000 in 2015, and S/1,301,000 in 2016 for these services.

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

Year ended December 31,	Dividends paid	Per share (in S/)
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000
2013	58,196,000	0.10000
2012	52,000,000	0.08935
2011	91,000,000	0.19380

At the annual shareholders’ meeting held on March 24, 2017, the shareholders unanimously approved the financial statements for fiscal year 2016 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends on the retained earnings account and fiscal year 2017 operating results.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC.” On April 18, 2017, the closing price on the New York Stock Exchange was US$11.36 per ADS.

The following table sets forth for each of the most recent three months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(in US$)	High	Low
2016:
January	7.26	6.25
February	6.75	6.20
March	7.85	6.52
April	8.94	7.15
May	9.46	8.88
June	9.10	8.57
July	9.44	8.70
August	9.75	9.00
September	10.30	9.31
October	9.68	9.23
November	9.57	8.94
December	9.21	8.99
2017:
January	9.58	9.22
February	9.94	9.07
March	11.40	9.73
April (through April 18)	11.41	10.96

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1,” respectively. On April 18, 2017, the closing price on the Lima Stock Exchange was S/7.38 per common share and S/4.81 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited.

The following table sets forth for the five most recent full years the high and low closing prices in soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/)	High	Low	High	Low
2011	8.45	4.25	7.48	4.05
2012	6.90	4.75	6.00	4.45
2013	7.85	5.45	6.50	3.75
2014	6.50	4.70	4.00	2.50
2015	5.45	3.57	2.60	2.25
2016	6.70	4.27	4.70	2.13

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2014:
First quarter	6.50	4.88	4.00	3.40
Second quarter	5.32	4.70	3.10	2.80
Third quarter	5.50	4.76	2.81	2.75
Fourth quarter	5.39	4.70	2.50	2.50

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2015:
First quarter	5.45	4.64	2.50	2.45
Second quarter	5.15	4.37	2.60	2.46
Third quarter	5.27	3.80	2.60	2.25
Fourth quarter	5.00	3.57	—	—
2016:
First quarter	5.36	4.27	2.33	2.13
Second quarter	6.08	4.90	3.39	2.70
Third quarter	6.70	6.38	4.70	4.43
Fourth quarter	6.60	6.10	4.55	4.30

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2016:
October	6.60	6.28	4.55	4.30
November	6.45	6.15	4.30	4.30
December	6.30	6.10	4.30	4.30
2017:
January	6.50	6.18	4.30	4.30
February	6.56	5.95	4.30	4.30
March	7.52	6.35	4.80	4.20
April (through April 18)	7.40	7.25	4.81	4.75

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2016, there were 283 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2016, The Lima Stock Exchange had a share capital of S/182,092,340, divided into (173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2016, the Lima Stock Exchange had 224 shareholders.

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

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In an effort to control price volatility, the Lima Stock Exchange imposes a 15 minute suspension on trading when the price of a security varies on a single day by more than 15% for Peruvian companies and 30% for non-Peruvian companies.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2017, 423,868,449 of our common shares were outstanding. As of March 31, 2017, there were 7,053 owners of record of our common shares (considering the ADSs listed on the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered with the Securities Public Registry of the Peruvian Securities Commission and listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2017, 4,238,397 of our investment shares were outstanding, excluding 36,040,497 investment shares that we held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2017, there were 403 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered with the Securities Public Registry of the Peruvian Securities Commission and listed on the Lima Stock Exchange.

Shareholders’ Liability

Under Article 133 of the Peruvian Corporate Law, a shareholder must abstain from voting if such shareholder has a conflict of interest. A resolution adopted in violation of this provision may be challenged under Article 139 of the Peruvian Corporate Law and any shareholder that participates in the voting in breach of this provision, if such shareholder’s vote was determinative in achieving the required majority, may be held liable individually, or jointly with any other shareholder voting in breach of the provision.

Redemption and Rights of Withdrawal

Under Article 200 of the Peruvian Corporate Law, holders of our common shares have redemption rights if: (i) we change our corporate purpose; (ii) a change occurs in the place of organization to a foreign country; or (iii) any transformation, merger or significant spin-off occurs with respect to our company.

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares and investment shares have a preemptive right to subscribe to new common shares and investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt securities to common shares, (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others, and (iii) results from a corporate reorganization. Holders of investment shares have preemptive rights to maintain their proportional ownership in our share capital. Shareholders who are in default in respect of any payments relating to a capital call may not exercise their preemptive rights.

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

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT). Voluntary capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city where our executive office is located.

Investment Shares

Under the Peruvian Corporate Law and applicable accounting regulation, investment shares do not represent share capital. Accordingly, our balance sheet reflects the investment shares as a separate account from our share capital. Holders of investment shares are neither entitled to vote nor to participate in shareholders’ meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their par value, in the same manner as common shares. Investment shares also confer to the holders thereof the preemptive right to (i) maintain the current proportion of the investment shares in the case of a capital increase through new capital contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of assets resulting from a liquidation in the same manner as common shares; and (iv) redeem the investment shares in case of a merger and/or change of business activity.

Liquidation Rights

If we are liquidated, our shareholders have the right to receive net assets resulting from the liquidation, after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure that we will be able to reimburse 100% of the book value of the common shares and investment shares in case of our bankruptcy or liquidation.

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

Other shareholders’ meetings are convened by the board of directors when deemed convenient by our company or when it is requested by the holders of at least 20% of our common shares outstanding. If, at the request of holders of 20% or more of our common shares, the shareholders’ meeting is not called by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or a competent judge appointed at the request of such holders of our common shares will call for such meeting pursuant to Law No. 29560. If a public notary or competent judge calls for a shareholders’ meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

Holders of investment shares have no right to request the board to call a shareholders’ meeting.

Notices of Meetings

Since we are a publicly-held corporation, notice of shareholders’ meetings must be given by publication of a notice. The publication shall occur at least 25 days prior to any shareholders’ meeting in the Peruvian Official Gazette, El Peruano, and in a widely circulated newspaper in the city where our executive offices are located. The notice requirement may be waived at the shareholders’ meeting by agreement of the holders of 100% of the outstanding common shares.

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

In accordance with the Peruvian Corporate Law, only those holders of common shares whose names are registered in our stock ledger not less than 10 days before the date set for a meeting will be entitled to attend the shareholders’ meeting and to exercise their voting and other rights.

Limitations on the Rights of Non-residents or Foreign Shareholders

There are no limitations under our by-laws or the Peruvian Corporate Law on the rights of non-residents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

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

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless: (a) shareholders representing 100% of the voting shares waive this right in writing, (b) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (c) voting shares are acquired pursuant to the exercise of preemptive rights.

Changes in Capital

Our by-laws do not establish special conditions to increase or reduce our share capital beyond what is required under the Peruvian Corporate Law.

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

Dispute Resolution

On March 29, 2016, our shareholders approved and we amended in our by-laws to include the following arbitration clause for settlement of disputes:

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

(c) Five calendar days after the designation of the second arbitration pursuant to the provisions in letter (b) above, both parties shall, mutually agree, on the person who will serve as third arbitrator, who will chair the Tribunal. In the event that the parties fail to reach an agreement, the Arbitration Center of AmCham Perú shall designate the Chair of the Tribunal upon the request of either of the parties.

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

On December 31, 2007, we entered into a contract for the general management and provision of services with ASPI, pursuant to which we provide legal and corporate services to it. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

On February 1, 2008, we entered into a surface rights agreement with Compañía Minera Ares S.A.C., pursuant to which we lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

On June 30, 2008, we entered into a property lease agreement with ASPI pursuant to which we lease part of our headquarters as office space to ASPI. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

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

Changes to Peruvian tax law

In December 2016, the Peruvian government approved an increase in the income tax rate from 28% to 29.5% to be effective from as of January 1, 2017.

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding tax, at a rate of 5% of the dividend paid. In December 2016, the Peruvian government approved the decrease in the withholding tax rate on dividends paid from 6.8% to 5% effective in 2017. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax on Peruvian source income only.

The general rule of the Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to capital gain tax. Peruvian income tax law also provides that capital gains resulting from the disposal of American Depositary Receipts (“ADRs”) that represent shares issued by Peruvian entities are considered Peruvian source income and therefore also subject to Peruvian capital gain tax. Peruvian income tax law also provides that taxable income resulting from the disposal of securities is determined by the difference between the sale price of the securities at market value and the tax basis.

Any Non-Peruvian Holder who disposes of Peruvian securities (common shares or ADRs) must request a tax basis certification from the Peruvian Tax Authority prior to the time payment is made to such Non-Peruvian Holder (except when the transaction is executed within the Lima Stock Exchange). The certification is provided within 30 days counted from the date the application (which application must contain supporting evidence with respect to the tax basis) is made by the transferor. If the Tax Authority does not respond within such 30 day period, the tax basis presented for approval by the transferor is deemed automatically approved.

Capital gains obtained by the transfer of securities (common shares or ADRs) may be subject to either 5% or 30% capital gain tax, depending on where the transaction takes place. If the transaction is executed in Peru, the capital gain tax rate is 5%; where the transaction is executed outside of Peru (including a foreign stock exchange), capital gains are taxed at a rate of 30%. Any gain resulting from the conversion of ADRs into common shares or common shares into ADRs will not be subject to taxation in Peru.

Notwithstanding the above, there is a temporary regime enacted by Law No. 30341 on December 12, 2015 which took effect on January 1, 2016, and Legislative Decree No. 1262, which complements Law No. 30341 and took effect on January 1, 2017. Said regime will be in effect until December 31, 2019 under which capital gains resulting from the transfer of Peruvian securities (shares or ADRs) are exempted from tax provided the following conditions are met:

a)	The transaction is executed through the Lima Stock Exchange.

b)	The seller and its related parties must not transfer 10% or more of the shares or ADRs within a 12-month period.

c)	The securities have stock market presence.

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

Investor Relations Department

Calle La Colonia 150,

Urbanización El Vivero, Surco,

Lima, Peru

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

Fees and expenses

JPMorgan Chase Bank, N.A., as depositary, pursuant to our Deposit Agreement, dated as of February 7, 2012, as amended by Amendment No. 1 thereto dated as of February 21, 2017 (the “Deposit Agreement”), may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs or American Depositary Receipts representing ADSs (“ADRs”) are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the sale of securities (including, without limitation, the deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering common shares, ADRs or deposited securities;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

The Deposit Agreement is filed as Exhibit 2.2 to this annual report and Amendment number 1 to the Deposit Agreement is filed as Exhibit 2.3 to this annual report. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dispute Resolution.”

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, management, with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2016. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on the assessment, our management has concluded that as of December 31, 2016, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2016 has been audited by Paredes, Burga & Asociados SCRL, member firm of EY (former Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited Cementos Pacasmayo S.A.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Cementos Pacasmayo S.A.A. and Subsidiaries’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2016 of Cementos Pacasmayo S.A.A. and subsidiaries and our report dated April 28, 2017, expressed an unqualified opinion thereon.

Lima, Peru,

April 28, 2017

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

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

The Board of Directors has determined that Mrs. Hilda Ochoa-Brillembourg and Mr. Marco Antonio Zaldivar, members of the audit committee, meet the requirements of a “financial expert,” as set forth in the SEC rules. We have determined that Ms. Hilda Ochoa- Brillembourg and Mr. Felipe Ortiz de Zevallos are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act. Mr. Marco Antonio Zaldívar will also be considered independent under the standards of the New York Stock Exchange Listing rules and Rule 10A-3 under the Exchange Act when he becomes a member of the audit committee in May 2017.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2016, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2016 and 2015.

	Year Ended December 31,
(in thousands of S/)	2016	2015
Audit fees	1,491	1,516
Audit-related fees	—	—
Tax fees	196	232
All other fees	—	—

Total fees	1,687	1,748

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is a list of purchases of investment shares by the Company or affiliated purchasers.

Period	Total Number of Shares Purchased	Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 2015	37,276,580	S/	2.90	—	—
January 2017	7,911,845	S/	4.32	—	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated By-laws of the Registrant, as currently in effect

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with on February 21, 2017 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.3	Amendment No. 1 dated as of February 21, 2017 to Deposit Agreement among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder

2.4	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.5	Addendum, effective February 1, 2016, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A. incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2015 (File No. 001-35401)

4.6	Addemdum, effective as of January 1, 2017, to Power Supply Agreement dated January 2, 2011, between the Registrant and Electro Oriente S.A.

8.1	List of Subsidiaries

12.1	Certificationof the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal del Carpio
Name:	Humberto Nadal Del Carpio
Title:	Chief Executive Officer

By:	/s/ Manuel Bartolomé Ferreyros Peña
Name:	Manuel Bartolomé Ferreyros Peña
Title:	Chief Financial Officer

Date: April 28, 2017

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2016 and 2015 together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and Subsidiaries (together the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of Independent Registered Public Accounting Firm (continue)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2017 expressed an unqualified opinion thereon.

Lima, Peru,

April 28, 2017

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

Signed by:

/s/ Carlos Valdivia
Carlos Valdivia Valladares
C.P.C.C. Register No.27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2016 and 2015

	Note	2016	2015
		S/(000)	S/(000)
Asset
Current asset
Cash and cash equivalents	6	80,215	158,007
Trade and other receivables	7	81,121	110,897
Income tax prepayments		46,546	44,910
Inventories	8	346,535	307,478
Prepayments		7,909	7,188

Total current asset		562,326	628,480

Assets held for distribution	1	338,411	—

Non-current asset
Trade and other receivables	7	25,120	64,145
Prepayments		1,222	1,432
Available-for-sale financial investments	9	657	436
Derivative financial instruments	30	69,912	124,770
Property, plant and equipment	10	2,273,048	2,490,815
Exploration and evaluation assets	11	43,028	81,862
Deferred income tax assets	15	6,350	21,077
Other assets		549	777

Total non-current asset		2,419,886	2,785,314

Total asset		3,320,623	3,413,794

Liability and equity
Current liabilities
Trade and other payables	12	142,773	170,761
Income tax payable		3,464	3,906
Provisions	13	31,711	28,880

Total current liabilities		177,948	203,547

Liabilities directly related to assets held for distribution	1	2,704	—

Non-current liabilities
Interest-bearing loans and borrowings	14	998,148	1,012,406
Other non-current provisions	13	22,042	32,638
Deferred income tax liabilities	15	139,752	119,069

Total non-current liabilities		1,159,942	1,164,113

Total liability		1,340,594	1,367,660

Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Treasury shares		(108,248)	(108,248)
Additional paid-in capital		545,165	553,466
Legal reserve		188,075	176,458
Other reserves		(16,602)	11,649
Retained earnings		677,086	727,765

Equity attributable to equity holders of the parent		1,867,440	1,943,054
Non-controlling interests		112,589	103,080

Total equity		1,980,029	2,046,134

Total liability and equity		3,320,623	3,413,794

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2016, 2015 and 2014

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)

Sales of goods	17	1,240,169	1,231,015	1,242,579
Cost of sales	18	(736,530)	(695,757)	(724,148)

Gross profit		503,639	535,258	518,431

Operating income (expenses)
Administrative expenses	19	(193,376)	(179,723)	(185,546)
Selling and distribution expenses	20	(39,899)	(31,481)	(30,534)
Net gain on sale of available-for-sale financial investment	9(b)	—	—	10,537
Other operating income (expense), net	22	2,444	3,913	(2,900)

Total operating expenses, net		(230,831)	(207,291)	(208,443)

Operating profit		272,808	327,967	309,988

Other income (expenses)
Finance income	23	3,240	3,416	11,268
Finance costs	24	(75,397)	(36,807)	(31,196)
(Loss) gain from exchange difference, net	5	(2,541)	12,194	(14,686)

Total other expenses, net		(74,698)	(21,197)	(34,614)

Profit before income tax		198,110	306,770	275,374
Income tax expense	15	(78,627)	(89,383)	(78,836)

Profit for the year from continuing operations		119,483	217,387	196,538

Loss for the year from discontinued operations	1	(6,589)	(5,720)	(7,749)

Profit for the year		112,894	211,667	188,789

Attributable to:
Equity holders of the parent		116,174	215,532	192,827
Non-controlling interests		(3,280)	(3,865)	(4,038)

		112,894	211,667	188,789

Earnings per share	26
Basic and diluted profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)		0.21	0.38	0.33

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2016, 2015 and 2014

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)

Profit for the year		112,894	211,667	188,789

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9(a)	221	(308)	(16,378)
Net (loss) gain on cash flows hedges	30(b)	(39,511)	10,832	4,926
Deferred income tax related to component of other comprehensive income	15	11,039	(4,019)	8,088
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(b)	—	—	(10,537)

Other comprehensive income for the year, net of income tax		(28,251)	6,505	(13,901)

Total comprehensive income for the year, net of income tax		84,643	218,172	174,888

Total comprehensive income attributable to:
Equity holders of the parent		87,923	222,037	178,926
Non-controlling interests		(3,280)	(3,865)	(4,038)

		84,643	218,172	174,888

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2016, 2015 and 2014

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for- sale investments	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2014	531,461	50,503	—	556,294	119,833	19,045	—	653,704	1,930,840	78,630	2,009,470
Profit for the year	—	—	—	—	—	—	—	192,827	192,827	(4,038)	188,789
Other comprehensive income	—	—	—	—	—	(18,827)	4,926	—	(13,901)	—	(13,901)

Total comprehensive income	—	—	—	—	—	(18,827)	4,926	192,827	178,926	(4,038)	174,888

Appropriation of legal reserve, note 16(e)	—	—	—	—	33,402	—	—	(33,402)	—	—	—
Terminated dividends, note 16(g)	—	—	—	—	1,670	—	—	—	1,670	—	1,670
Dividends, note 16(g)	—	—	—	—	—	—	—	(116,393)	(116,393)	—	(116,393)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	1,050	1,050
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(2,503)	—	—	—	—	(2,503)	2,503	—

Balance as of December 31, 2014	531,461	50,503	—	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the year	—	—	—	—	—	—	—	215,532	215,532	(3,865)	211,667
Other comprehensive income	—	—	—	—	—	(229)	6,734	—	6,505	—	6,505

Total comprehensive income	—	—	—	—	—	(229)	6,734	215,532	222,037	(3,865)	218,172

Appropriation of legal reserve, note 16(e)	—	—	—	—	21,553	—	—	(21,553)	—	—	—
Acquisition of treasury shares, note 16(c)	—	—	(108,248)	—	—	—	—	—	(108,248)	—	(108,248)
Dividends, note 16(g)	—	—	—	—	—	—	—	(162,950)	(162,950)	—	(162,950)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	28,475	28,475
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(325)	—	—	—	—	(325)	325	—

Balance as of December 31, 2015	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	—	—	—	—	—	—	—	116,174	116,174	(3,280)	112,894
Other comprehensive loss	—	—	—	—	—	156	(28,407)	—	(28,251)	—	(28,251)

Total comprehensive income	—	—	—	—	—	156	(28,407)	116,174	87,923	(3,280)	84,643

Appropriation of legal reserve, note 16(e)	—	—	—	—	11,617	—	—	(11,617)	—	—	—
Dividends, note 16(g)	—	—	—	—	—	—	—	(155,236)	(155,236)	—	(155,236)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	4,488	4,488
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(8,301)	—	—	—	—	(8,301)	8,301	—

Balance as of December 31, 2016	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2016, 2015 and 2014

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		185,122	297,909	266,257
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10 y 11	111,266	70,810	64,759
Finance costs	24	75,397	36,807	31,196
Long-term incentive plan	21	16,088	14,159	5,944
Change in the estimation of rehabilitation costs	22	5,259	514	—
Adjustment as a result of physical inventories		4,683	2,548	1,069
Provision (recovery) of impairment of inventories, net		3,493	8,909	(453)
Net loss (gain) on disposal of property, plant and equipment		3,445	(6,674)	6,466
Estimation (recovery) of impairment of trade and other accounts receivables	20	114	315	(43)
Net gain on sale of available-for-sale investment	9(b)	—	—	(10,537)
Finance income		(3,251)	(3,478)	(11,705)
Unrealized exchange difference related to monetary transactions		(1,268)	(10,029)	19,143
Other operating, net		220	1,217	(399)

Working capital adjustments
Decrease (increase) in trade and other receivables		28,079	(6,230)	(54,814)
(Increase) decrease in prepayments		(734)	(1,985)	9,777
(Increase) decrease in inventories		(49,967)	5,135	9,785
(Decrease) increase in trade and other payables		(36,203)	2,949	2,976

		341,743	412,876	339,421

Interests received		2,619	3,176	12,612
Interests paid		(48,000)	(43,200)	(41,820)
Income tax paid		(54,683)	(97,208)	(69,827)

Net cash flows from operating activities		241,679	275,644	240,386

Which includes cash used in discontinued operations for	1	(14,647)	(9,421)	(23,475)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2016	2015	2014
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(126,449)	(471,179)	(574,802)
Purchase of exploration and evaluation assets	11	(10,619)	(12,187)	(690)
Proceeds from sale of available for sale investment		—	—	18,936
Proceeds from sale of property, plant and equipment		1,441	7,499	3,061

Net cash flows used in investing activities		(135,627)	(475,867)	(553,495)

Which includes cash used in investment activities of discontinued operations for	1	(22,352)	(42,737)	(29,595)

Financing activities
Dividends paid		(154,401)	(162,168)	(115,824)
Payment of hedge finance cost		(27,624)	(15,898)	—
Contribution of non-controlling interests	16(h)	4,488	28,475	1,050
Purchase of treasury shares	16(c)	—	(108,218)	—

Net cash flows used in financing activities		(177,537)	(257,809)	(114,774)

Which includes cash provided from financing activities of discontinued operations for	1	4,015	28,198	—

Net decrease in cash and cash equivalents		(71,485)	(458,032)	(427,883)
Net foreign exchange difference		1,268	35,540	31,430
Cash and cash equivalents as of January 1	6	158,007	580,499	976,952
Cash transferred to held assets for distribution	1	(7,575)	—	—

Cash and cash equivalents as of December 31	6	80,215	158,007	580,499

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(1,268)	(10,029)	19,143
Purchase of property, plant and equipment, pending of liquidation		—	7,441	11,752
Sale of property, plant and equipment, pending of collect		8,419	4,034	—
Deferred income tax on costs related to the purchase of treasury shares	15	—	30	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2016, 2015 and 2014

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2016 and 2015. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2016 was authorized by the Company’s Board of Directors on April 28, 2017. The consolidated financial statements as of December 31, 2015 and for the year ended that date were finally approved by the General Shareholders’ Meeting on March 29, 2016.

As of December 31, 2016, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (on liquidation).

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

•	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells blocks, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

•	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

•	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

Notes to the consolidated financial statements (continued)

•	Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite in the northern region of Peru. To develop the phosphate project, the subsidiary has a minority shareholder MCA Phosphates Pte. Ltd, hereinafter “MCA” (subsidiary of Mitsubishi corporation, hereinafter “Mitsubishi”) which holds 30% of its common shares.

•	Salmueras Sudamericanas S.A. (“Salmueras”) is mainly engaged in the exploration of a brine project located in the northern region of Peru. To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares.

•	Calizas del Norte S.A.C. (on liquidation); is engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C., because the Group decided to engage a third party the Subsidiary’s activities.

As explained above, as of December 31, 2016 and 2015, the Company has 100% interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacifico S.A.	70.00

Spin-off project -

On September 2016, the General Shareholders’ Meeting of the Company approved a spin-off project that will allow the transfer of a portion of net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project is allocating the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations. Management estimates that the spin-off will take place in March 2017, and as a result, the capital stock will be reduced by approximately S/107,593,000 (from S/531,461,000 to S/423,868,000).

The project contemplates that for each common and investment share of Cementos Pacasmayo S.A., the shareholders will receive approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

As of December 31, 2016, Fosfatos del Pacifico S.A. was classified as a group of assets (along with related liabilities) held for distribution to shareholders and as a discontinued operation.

Notes to the consolidated financial statements (continued)

The net assets to be transferred are presented in the segment denominated “Other” in Note 31.

Below is set out the results generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), which have been included in the consolidated statements of profit or loss for the years 2016, 2015 and 2014:

	Fosfatos del Pacífico S.A. (net of intercompany transactions)
	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Sales	2,044	—	—
Cost of sales	(6,881)	—	—
Administrative expenses	(6,352)	(8,868)	(9,309)
Other expense	(1,006)	(212)	(140)
Finance income	11	62	437
(Loss) gain from exchange difference, net	(804)	157	(105)

Loss from discontinued operations before income tax	(12,988)	(8,861)	(9,117)
Income tax	6,399	3,141	1,368

Loss for the year from discontinued operations	(6,589)	(5,720)	(7,749)

As of December 31, 2016, the assets and liabilities of Fosfatos del Pacífico S.A. (net of intercompany eliminations), which have been classified as held for distribution mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	7,575
Inventories	2,734
Income tax prepayments	3,892
Other current assets	248
Other receivables non current	48,985
Property, plant and equipment, net	204,725
Exploration and evaluation assets	47,630
Deferred income tax assets	22,622

338,411

Liabilities -
Trade and other payables	(2,704)

Net assets held for distribution	335,707

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2016, 2015 and 2014:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2016	2015	2016	2015	2016	2015	2016	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	260,927	268,464	36,477	57,375	224,450	211,089	37,361	33,158	26,337
Fosfatos del Pacifico S.A.	339,236	315,935	3,495	10,384	335,741	305,551	(9,010)	(9,972)	(10,765)
Distribuidora Norte Pacasmayo S.R.L.	211,787	232,212	87,182	118,849	124,605	113,363	11,242	7,980	5,231
Empresa de Transmisión Guadalupe S.A.C.	49,339	50,959	724	2,848	48,615	48,111	504	790	1,446
Salmueras Sudamericanas S.A.	47,661	45,698	382	219	47,279	45,479	(2,300)	(3,478)	(3,219)
Calizas del Norte S.A.C. (on liquidation)	1,219	38,144	409	2,476	810	35,668	407	1,779	1,974

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2016 that did not require the restatement of previous financial statements, as explained in Note 2.3.20.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2016 and 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

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

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement -

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

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit or loss.

The Group has not designated any financial assets at fair value through profit or loss as of December 31, 2016 and 2015.

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

Notes to the consolidated financial statements (continued)

EIR amortization is included as finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss as finance costs.

The Group did not have any held-to-maturity investments during the years ended December 31, 2016 and 2015.

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

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2016 and 2015, see Note 9.

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

Impairment of financial assets -

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions, Note 3

•	Financial assets, Note 30

•	Trade and other receivables, Note 7

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

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2016 and 2015.

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

The Group’s financial management determines the policies and procedures for both recurring and non-recurring measurement.

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

Notes to the consolidated financial statements (continued)

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

2.3.4	Non-current assets held for distribution to equity holders of the parent and discontinued operations -

The Group classifies non-current assets and disposal groups as held for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for distribution are measured at the lower of their carrying amount and fair value less costs to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding finance costs and income tax expense.

The criteria for held for distribution classification is regarded as met only when the distribution is highly probable and the asset or disposal group is available for immediate distribution in its present condition. Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the decision to distribute will be withdrawn. Management must be committed to the distribution expected within one year from the date of the classification.

Assets and liabilities classified as held for distribution are presented separately in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 1. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Notes to the consolidated financial statements (continued)

2.3.5	Inventories -

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

2.3.6	Borrowing costs -

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

2.3.7	Leases -

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

2.3.8	Property, plant and equipment -

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

2.3.9	Mining concessions -

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

As of December 31, 2016 and 2015, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

Notes to the consolidated financial statements (continued)

2.3.10	Mine development costs and stripping costs -

Mine development costs -

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

As of December 31, 2016 and 2015, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.11	Exploration and evaluation assets -

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

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

Notes to the consolidated financial statements (continued)

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication exists, the Group exploration and evaluation assess for impairment is required.

2.3.12	Ore reserve and resource estimates -

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

2.3.13	Impairment of non-financial assets –

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

2.3.14	Provisions -

General -

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

Rehabilitation provision -

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

Notes to the consolidated financial statements (continued)

As of December 31, 2016 and 2015, the Group only has a rehabilitation provision for the closing of the quarries exploited in operations and for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

Environmental expenditures and liabilities -

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

2.3.15	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 “Employee benefits”, the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

2.3.16	Revenue recognition -

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

Notes to the consolidated financial statements (continued)

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

2.3.17	Taxes -

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

Notes to the consolidated financial statements (continued)

2.3.18	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On October 15, 2015 the Company acquired 37,276,580 of its investment shares which are presented as a reduction of equity, for further details see Note 16(c).

2.3.19	Current versus non-current classification -

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to sold or consumed in normal operating cycle.

•	Held primarily for the purpose of trading.

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	Expected to be settled in normal operating cycle.

•	Held primarily for the purpose of trading.

•	Due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.20	New amended standards and interpretations -

The Group applied for the first time certain standards and amendments in 2016, although these new standards and amendments did not have a material impact on the consolidated financial statements of the Group. A summary of the new standards related to the Group is described below:

•	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are applied prospectively, with early adoption permitted.

Notes to the consolidated financial statements (continued)

•	Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 5 Non-current assets held for sale and discontinued operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to the owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment is applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures need not be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment is applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively.

Notes to the consolidated financial statements (continued)

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

These amendments are applied retrospectively.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

Notes to the consolidated financial statements (continued)

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

•	Capital management, Note 29.

•	Financial instruments risk management and policies, Note 29.

•	Sensitivity analyses disclosures, Note 29.

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

The significant areas are summarized below:

•	Determination of useful lives of assets for depreciation and amortization purposes – Notes 2.3.8, 2.3.9, 2.3.10 and 2.3.11.

•	Recognition of exploration and evaluation assets and mine development costs – Notes 2.3.10, 2.3.11 and Note 11.

•	Ore reserve and resource estimates – Note 2.3.12.

•	Review of asset carrying values and impairment charges – note 2.3.2, 2.3.13 and Note 10.

•	Income tax – Notes 2.3.17 and 15.

•	Cash flow hedges – Notes 2.3.2(vi) and 30(b).

4.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that brings together all three aspects of the accounting for financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required but providing comparative information is not compulsory. The Group will assess the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

Notes to the consolidated financial statements (continued)

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard is applicable for all entities and will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018 with early adoption permitted.

The Group plans to adopt the new standard on the required effective date using the full retrospective method. For this purpose, management has prepared a detailed plan of adoption that contemplates tasks (diagnostic, review of systems, internal control and policies and procedures), deadlines and responsible persons, which has started on the fourth quarter of 2016 and is expected to be completed by October, 2017.

The Group is in the business of production and commercialization of cement, blocks, concrete and quicklime, as well as the commercialization of construction supplies. These goods are sold in identified contracts with customers.

Contracts with customers in which the sale of goods is expected to be the only performance obligation, are not expected to have any impact on the Group’s profit or loss. The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

In preparing to IFRS 15, the Group is considering the following:

(i)	Variable consideration -

Some contracts with customers provide trade discounts for volume sold. Currently, the Group recognizes revenue from the sale of goods measured at the fair value of the consideration received, net of discounts. The Group will assess whether a variable consideration under IFRS 15 should be recognized for this purpose.

(ii)	Presentation requirements and disclosures –

IFRS 15 provides presentation and disclosure requirements that represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosures requirements in IFRS 15 are completely new. In 2016, the Group started the assessment of the effect of these new requirements on the systems, internal control, policies and procedures necessary to collect and disclose the required information.

Notes to the consolidated financial statements (continued)

•	IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of amendments will result in additional disclosure provided by the Group.

•	IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after 1 January 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Group.

•	IFRS 16 Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets and short-term leases.

At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to re measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Notes to the consolidated financial statements (continued)

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Group is assessing the potential effect of IFRS 16 on its consolidated financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2016 the exchange rates for transactions in United States dollars, published by this institution, were S/3.352 for purchase and S/3.360 for sale (S/3.408 for purchase and S/3.413 for sale as of December 31, 2015).

As of December 31, 2016 and 2015, the Group had the following assets and liabilities in United States dollars:

	2016	2015
	US$(000)	US$(000)
Assets
Cash and cash equivalents	3,371	29,153
Trade and other receivables	5,517	8,472
Advances to suppliers for work in progress	2,733	5,997
Assets held for distribution	1,885	—

	13,506	43,622

Liabilities
Trade and other payables	(15,224)	(15,174)
Liabilities held for distribution	(379)	—
Interest-bearing loans and borrowings	(300,000)	(300,000)

	(315,603)	(315,174)

	(302,097)	(271,552)

Cross currency swap position	300,000	300,000

Net monetary position	(2,097)	28,448

As of December 31, 2016 and 2015, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for its Senior Notes denominated in US dollars, see note 14.

Notes to the consolidated financial statements (continued)

During 2016, the net loss originated from exchange differences was approximately S/2,541,000, during 2015 the net gain from exchange difference amounted to S/12,194,000, and in 2014 the net result from exchange differences was a loss of S/14,686,000, which were presented in the “(Loss) gain from exchange difference, net” caption in the consolidated statements of profit or loss.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Cash on hand	1,391	1,388	2,763
Cash at banks (b)	28,424	46,419	283,568
Short-term deposits (c)	50,400	110,200	294,168

	80,215	158,007	580,499

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.
(c)	As of December 31, 2016, 2015 and 2014, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2017, 2016 and 2015, respectively.

During the years 2016, 2015 and 2014, the term deposits generated interests for S/2,154,000, S/2,587,000 and S/6,824,000, respectively, see Note 23. From these amounts S/114,000 and S/131,000 are pending of collection as of December 31, 2016 and 2015, respectively, see Note 7(a).

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	68,529	73,154	—	—
Other receivables from sale of fixed assets	2,780	4,034	5,639
Loans to employees	1,972	1,267	—	—
Accounts receivable from Parent company and affiliates, note 25	704	504	—	—
Funds restricted to tax payments	353	2,190	—	—
Interests receivables, note 6(c)	114	131	—	—
Other accounts receivable	4,069	5,038	—	—
Allowance for doubtful accounts (e)	(781)	(667)	—	—

Financial assets classified as receivables (f)	77,740	85,651	5,639	—

Value-added tax credit (c)	2,752	24,681	9,511	54,175
Tax refund receivable (d)	629	565	9,970	9,970

Non-financial assets classified as receivables	3,381	25,246	19,481	64,145

	81,121	110,897	25,120	64,145

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.
(c)	As of December 31, 2016, the value-added tax credit is mainly related to the activities of Salmueras Sudamericanas S.A. (Salmueras). According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated by Salmueras on its future sales. This kind of tax credit never expires. From the total amount, S/5,582,000 will be recovered in the long term when the brine project begins operations.
(d)	As of December 31, 2016 and 2015, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group´s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)	The movement of the allowance for doubtful accounts is as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Opening balance	667	352	395
Additions, note 20	114	315	—
Recovery, note 20	—	—	(43)

Ending balance	781	667	352

(f)	The aging analysis of trade and other accounts receivable as of December 31, 2016 and 2015, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2016	83,379	58,865	17,551	1,477	651	374	4,461
2015	85,651	68,332	13,138	1,586	643	282	1,670

See Note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories

(a)	This caption is made up as follows:

	2016	2015
	S/(000)	S/(000)

Goods and finished products	21,427	22,929
Work in progress	107,882	88,349
Raw materials	71,248	74,393
Packages and packing	2,045	2,081
Fuel and carbon	29,033	41,745
Spare parts and supplies	117,643	89,550
Inventory in transit	3,941	2,486

	353,219	321,533
Less - Provision for inventory obsolescence and net realizable value (b)	(6,684)	(14,055)

	346,535	307,478

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Opening balance	14,055	5,146	5,599
Additions	1,725	9,335	80
Recoveries	(226)	(426)	(533)
Disposals	(8,870)	—	—

Final balance	6,684	14,055	5,146

9.	Available–for-sale financial investments

(a)	Movement in available-for-sale financial investments is as follow:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Beginning balance	436	744	36,058
Fair value change recorded in other comprehensive income	221	(308)	(16,378)
Disposals (b)	—	—	(18,936)

Ending balance	657	436	744

(b)	Available-for-sale financial investments include the following:

	2016
	Cost	Unrealized gain	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	207	657

Total	450	207	657

	2015
	Cost	Unrealized loss	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	(14)	436

Total	450	(14)	436

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (listed Peruvian company) shares are publicly traded in Lima Stock Exchange (LSE).

Notes to the consolidated financial statements (continued)

As of January 1, 2014 the Company had equity shares of Sindicato de Inversiones y Administración S.A. (SIA), the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock. On October 10, 2014 the Company sold its available-for-sale financial investment in SIA for approximately US$6,514,000 (equivalent to S/18,936,000). As a result of this disposal, in October 2014, the Company transferred a gain of S/10,537,000 from the OCI to the consolidated statement of profit or loss.

(c)	The breakdown of the investments in equity securities held for the years 2016 and 2015 is as follows (number of shares):

	2016	2015

Unión Andina de Cementos S.A.A. (*)	256,624	256,624

(*)	Represents 0.016% of its common shares.

There were no changes in the movement of the number of shares of Union Andina de Cementos S.A.A. during the years ended as of December 31, 2016 and 2015.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interests	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2015	77,487	102,010	218,066	313,769	810,666	29,840	117,219	45,511	4,575	22,773	771,324	2,513,240
Additions	1,734	23,117	3,421	—	3,192	1,316	7,045	3,349	—	—	435,446	478,620
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	38,822	—	38,822
Disposals	(4)	—	(2,247)	(283)	(362)	(88)	(292)	(236)	—	—	(2,026)	(5,538)
Transfers	—	—	—	123,184	173,146	29	1,314	4,390	—	—	(313,998)	(11,935)

As of December 31, 2015	79,217	125,127	219,240	436,670	986,642	31,097	125,286	53,014	4,575	61,595	890,746	3,013,209
Additions	484	4,944	44	—	13,297	109	2,651	1,803	1,488	—	82,362	107,182
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	3,309	—	3,309
Disposals	—	—	—	—	(13,661)	(9)	(7,020)	(18)	—	—	(871)	(21,579)
Transfers	136	1,473	61	240,992	515,631	19	502	1,307	—	—	(758,749)	1,372
Assets held for distribution	(3,029)	(89,959)	—	(20,114)	(65,525)	(703)	(1,711)	(2,605)	—	—	(28,835)	(212,481)

As of December 31, 2016	76,808	41,585	219,345	657,548	1,436,384	30,513	119,708	53,501	6,063	64,904	184,653	2,891,012

Accumulated depreciation
As of January 1, 2015	12,161	9,457	—	42,353	182,366	25,916	48,319	34,266	1,432	—	—	356,270
Additions	72	—	—	10,048	46,826	768	9,824	3,258	—	14	—	70,810
Disposals	—	—	—	(35)	(178)	(79)	(160)	(228)	—	—	—	(680)

As of December 31, 2015	12,233	9,457	—	52,366	229,014	26,605	57,983	37,296	1,432	14	—	426,400
Additions	72	296	—	17,194	76,322	852	11,104	3,572	—	1,403	—	110,815
Disposals	—	—	—	—	(4,613)	(3)	(2,866)	(7)	—	—	—	(7,489)
Assets held for distribution	(186)	—	—	(615)	(3,805)	(250)	(1,511)	(1,389)	—	—	—	(7,756)

As of December 31, 2016	12,119	9,753	—	68,945	296,918	27,204	64,710	39,472	1,432	1,417	—	521,970

Impairment mining assets (b)	41,213	24,048	258	13,837	12,166	168	26	400	3,143	—	735	95,994

Net book value
As of December 31, 2016	23,476	7,784	219,087	574,766	1,127,300	3,141	54,972	13,629	1,488	63,487	183,918	2,273,048

Assets held for distribution as of December 31, 2016	2,843	89,959	—	19,499	61,720	453	200	1,216	—	—	28,835	204,725

As of December 31, 2015	25,771	91,622	218,982	370,467	745,462	4,324	67,277	15,318	—	61,581	890,011	2,490,815

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs by S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/41,213,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)	There were no additions under finance leases during the years 2016 and 2015.

(d)	During 2016 and 2015 the Group capitalized borrowing costs by S/3,309,000 and S/38,822,000 mainly related with the expansion of the cement plant located in Piura. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2016, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September, 2015 a part of this project is operating. On February, 2016 a significant part of this cement plant was launched to operations, and the Group ceased to capitalize borrowing costs.

(e)	The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2016.

(f)	Work in progress included in property, plant and equipment as of December 31, 2016 amounted to S/183,918,000 (2015: S/890,011,000) is mainly related to complementary facilities of the cement plant located in Piura, Peru.

11.	Exploration and evaluation assets

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)
Cost
As of January 1, 2015	57,740
Additions (b)	12,187
Transfers	11,935

As of December 31, 2015	81,862
Additions (b)	10,619
Transfers	(1,372)
Amortization	(451)
Assets held for distribution	(47,630)

As of December 31, 2016	43,028

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2016, the exploration and evaluation assets mainly include S/33,469,000 related to brine project, and S/9,559,000 related to others minor projects. As of December 31, 2015, mainly include S/33,469,000 related to brine project, S/40,521,000 related to phosphates project, and S/7,872,000 related to others minor projects.

(c)	As of December 31, 2016 and 2015, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.	Trade and other payables

This caption is made up as follows:

	2016	2015
	S/(000)	S/(000)

Trade payables	64,098	86,067
Interests payable	17,892	18,174
Taxes and contributions	15,003	8,011
Remuneration payable	14,108	19,030
Hedge finance cost payable	11,073	10,897
Board of Directors’ fees	5,406	6,329
Dividends payable, note 16(g)	5,070	4,235
Guarantee deposits	2,302	4,177
Advances from customers	1,181	7,428
Other accounts payable	6,640	6,413

	142,773	170,761

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to Note 29.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)
At January 1, 2016	21,273	36,906	3,339	61,518
Additions, notes 21 and 25	18,692	16,088	1,488	36,268
Change in estimates, note 22	—	—	5,259	5,259
Unwinding of discount, note 24	—	345	—	345
Payments and advances	(22,947)	(18,971)	(7,719)	(49,637)

At December 31, 2016	17,018	34,368	2,367	53,753

Current portion	17,018	13,817	876	31,711
Non-current portion	—	20,551	1,491	22,042

	17,018	34,368	2,367	53,753

At January 1, 2015	29,353	21,959	3,171	54,483
Additions, notes 21 and 25	23,393	14,159	—	37,552
Change in estimates, note 22	—	—	514	514
Unwinding of discount, note 24	—	788	—	788
Payments and advances	(31,473)	—	(346)	(31,819)

At December 31, 2015	21,273	36,906	3,339	61,518

Current portion	21,273	5,788	1,819	28,880
Non-current portion	—	31,118	1,520	32,638

	21,273	36,906	3,339	61,518

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

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate. As of December 31, 2016 and 2015, the Group maintains a recorded liability for S/34,368,000 and S/36,906,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2016 and 2015, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management and the range of risk free discount rates used in the calculation of the present value of this provision as of December 31, 2016 were from 6.52 to 7.65 percent (average rate of 6.09 percent as of December 31, 2015).

Management expects to incur a significant part of this obligation in the medium and long term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Nominal interest rate	Maturity	2016	2015
	%		S/(000)	S/(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	998,148	1,012,406

Total non-current loans			998,148	1,012,406

Notes to the consolidated financial statements (continued)

Senior Notes

The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

As of December 31, 2016 and 2015, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss for S/44,729,000 and S/8,108,000, net of capitalization of interest, respectively, see note 24.

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

As of December 31, 2016 and 2015, the Company has not entered in any of the operations mentioned before.

As of December 31, 2016, the Group entered into cross currency swaps contracts (“CCS”) to reduce the foreign exchange risk of its Senior Notes which are denominated in US dollars, see Note 30(b).

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities, net

This caption is made up as follows:

	As of January 01, 2015	Effect on profit or loss	Effect on OCI	Effect on Equity	As of December 31, 2015	Effect on profit or loss	Effect on OCI	Discontinued operations	As of December 31, 2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets
Deferred income tax assets
Tax-loss carry forward	17,183	3,944	—	—	21,127	301	—	(16,475)	4,953
Pre-operating costs	—	—	—	—	—	1,287	—	—	1,287
Provision for vacations	369	(14)	—	—	355	(116)	—	(167)	72
Other	66	(4)	—	—	62	10	—	(36)	36

	17,618	3,926	—	—	21,544	1,482	—	(16,678)	6,348

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(443)	(24)	—	—	(467)	14	—	455	2

	(443)	(24)	—	—	(467)	14	—	455	2

Total deferred income tax assets, net	17,175	3,902	—	—	21,077	1,496	—	(16,223)	6,350

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	24,986	—	—	—	24,986	3,332	—	—	28,318
Long-term incentive plan	6,149	4,185	—	—	10,334	(196)	—	—	10,138
Provision for vacations	3,406	645	—	—	4,051	(382)	—	—	3,669
Other	3,240	2,555	—	—	5,795	(2,016)	—	—	3,779

	37,781	7,385	—	—	45,166	738	—	—	45,904

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(113,307)	(10,850)	—	—	(124,157)	(33,479)	—	—	(157,636)
Effect of available-for-sale investments	(76)	—	79	—	3	—	(65)	—	(62)
Net gain on cash flow hedge	(1,995)	(26,346)	(4,098)	—	(32,439)	711	11,104	—	(20,624)
Effect of costs of issuance of senior notes	(3,678)	460	—	—	(3,218)	312	—	—	(2,906)
Other	(4,608)	214	—	(30)	(4,424)	(4)	—	—	(4,428)

	(123,664)	(36,522)	(4,019)	(30)	(164,235)	(32,460)	11,039	—	(185,656)

Total deferred income tax liabilities, net	(85,883)	(29,137)	(4,019)	(30)	(119,069)	(31,722)	11,039	—	(139,752)

		(25,235)	(4,019)	(30)		(30,226)	11,039	—

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	198,110	306,770	275,374
Loss before income tax from discontinued operations	(12,988)	(8,861)	(9,117)

Accounting profit before income tax	185,122	297,909	266,257

At statutory income tax rate of 28% (2016) , 28% (2015) and 30% (2014)	(51,834)	(83,415)	(79,877)

Permanent differences
Dividends obtained from available-for-sale investments	8	34	103
Effect of tax-loss carry forward non-recognized	(171)	(233)	(275)
Non-deductible expenses, net	(5,592)	(5,274)	(7,916)
Effect of the change in income tax-rate	(14,639)	2,646	10,497

At the effective income tax rate of 39% in 2016 (2015 and 2014: 29%)	(72,228)	(86,242)	(77,468)

Income tax from continuing operations	(78,627)	(89,383)	(78,836)
Income tax from discontinued operations	6,399	3,141	1,368

	(72,228)	(86,242)	(77,468)

In December 2016, the Peruvian Government approved an increase of the income tax rate from 28 percent to 29.50 percent to be effective from 2017 onwards. This increase on future tax rates has increased the deferred income tax liability on S/22,344,000 and increased the deferred income tax asset on S/8,529,000 (S/14,639,000 was recognized as a higher income tax expense in the consolidated statement of profit or loss and S/824,000 as an income in OCI).

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30 percent to 28 percent to be effective in 2015 and 2016, to 27 percent during 2017 and 2018 and 26 percent starting from 2019 onwards. As of December 31, 2015 and 2014, this reduction on future tax rates had a net impact of S/2,646,000 and S/10,497,000, as a reduction of the deferred income tax liability of the Group, respectively. Such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2016, 2015 and 2014 are:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	(48,401)	(61,007)	(88,404)
Deferred	(30,226)	(28,376)	9,568

	(78,627)	(89,383)	(78,836)

The income tax recorded directly to other comprehensive income during the year 2016 is a gain of S/11,039,000; during 2015 and 2014 was a loss of S/4,019,000 and a gain of S/8,088,000, respectively.

Following is the composition of deferred tax related to items recognized in OCI and equity during the year:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	(57)	79	8,088
Tax effect on unrealized gain (loss) on derivative financial asset	10,272	(4,098)	—
Effect of the change in income tax-rate	824	—	—

Total deferred income tax in OCI	11,039	(4,019)	8,088

Temporary difference on purchase of treasury shares	—	(30)	—

Total deferred income tax in equity	—	(30)	—

As of December 31, 2016, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiary Salmueras Sudamericanas S.A. for approximately S/4,953,000. As of December 31, 2015 and 2014, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/21,127,000 and S/17,183,000, respectively. The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/2,843,000 ( 2015: S/2,258,000).

Notes to the consolidated financial statements (continued)

As of December 31, 2016, 2015 and 2014, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, temporary difference associated with investments in subsidiaries, would generate a deferred tax liability aggregate to S/57,615,000 (2015: S/48,012,000), which should not be recognized in the consolidated financial statements according with IAS 12

16.	Equity

(a)	Share capital -

As of December 31, 2016, 2015 and 2014 share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2016 and 2015; 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

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

As of December 31, 2016, 2015 and 2014, the Company has 50,503,124 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

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

Notes to the consolidated financial statements (continued)

e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Other reserves -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2016: S/0.28500 per share (2015: S/0.28000 per share, 2014: S/0.20000 per share)	155,236	162,950	116,393

	155,236	162,950	116,393

Proposed dividend on ordinary shares are subject to approval at the annual general meeting and are not recognized as a liability as at 31 December.

As of December 31, 2016 and 2015, dividends payable amount to S/5,070,000 and S/4,235,000, respectively. On 2014, in order to comply with Peruvian law requirements, S/1,670,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(h)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary held on February 2, 2016 agreed a contribution of S/4,100,000. The General Shareholders’ Meeting held on June 4, 2015, agreed a contribution of S/2,400,000. The General Shareholders’ Meeting held on March 6, 2014 and July 1, 2014 agreed a contribution of S/7,100,000 and S/2,000,000 respectively. During 2016, the contribution made by Quimpac S.A. amounted to S/473,000 (S/277,000 and S/1,050,000; during 2015 and 2014, respectively).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A., if the brine project is developed up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

Notes to the consolidated financial statements (continued)

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/556,000, S/325,000 and S/1,234,000, during the years 2016, 2015 and 2014, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on August 2, 2016 agreed a contribution of S/13,384,000. During the year ended December 31, 2016, the contribution made by MCA Phosphates Pte. amounted to S/4,015,000.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

Fosfatos del Pacifico S.A. has a brick plant; regarding this project, during February, July, September and December, 2016, the Company made additional capital contributions of S/23,216,000, S/1,000,000, S/1,200,000 and S/400,000, respectively, which were approved by the Board of Directors. The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 approved a capital contribution up to US$3,300,000 from the Company. All these contributions did not include a change in the percentage interests held by the current shareholders.

The effect of the difference on capital contributions and interests maintained by each shareholder amounted to S/7,745,000 and S/1,269,000 during the years 2016 and 2014, respectively, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.	Sales of goods

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Cement, concrete and blocks	1,103,426	1,089,232	1,085,366
Building materials	59,888	75,565	95,405
Quicklime	75,090	64,140	61,051
Other	1,765	2,078	757

	1,240,169	1,231,015	1,242,579

Notes to the consolidated financial statements (continued)

18.	Cost of sales

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	22,929	18,951	19,102
Beginning balance of work in progress, note 8(a)	88,349	69,711	59,561
Consumption of miscellaneous supplies	246,033	286,420	306,187
Maintenance and third-party services	172,781	113,042	124,273
Depreciation and amortization	94,726	58,856	52,132
Shipping costs	95,031	106,464	106,636
Personnel expenses, note 21(b)	90,139	67,681	71,298
Costs of packaging	35,924	34,273	30,785
Other manufacturing expenses	19,927	51,637	42,836
Ending balance of goods and finished products, note 8(a)	(21,427)	(22,929)	(18,951)
Ending balance of work in progress, note 8(a)	(107,882)	(88,349)	(69,711)

	736,530	695,757	724,148

19.	Administrative expenses

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21(b)	100,059	94,129	96,944
Third-party services	63,085	56,669	60,198
Depreciation and amortization	12,761	10,671	11,531
Board of Directors compensation	6,149	7,105	4,887
Donations	5,832	6,060	5,876
Taxes	2,861	2,214	2,681
Consumption of supplies	2,053	2,419	2,921
Environmental expenditures, note 27	576	456	508

	193,376	179,723	185,546

Notes to the consolidated financial statements (continued)

20.	Selling and distribution expenses

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21(b)	17,096	16,230	15,438
Advertising and promotion	15,631	8,410	9,710
Third-party services	4,551	4,596	2,812
Provision (recovery) for doubtful accounts, note 7(e)	114	315	(43)
Other	2,507	1,930	2,617

	39,899	31,481	30,534

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Wages and salaries	101,250	87,052	91,622
Social contributions	23,687	17,739	18,284
Cessation payments	19,184	6,834	7,919
Workers ‘profit sharing, note 13	18,692	23,393	31,854
Long-term compensation, note 13	16,088	14,159	5,944
Legal bonuses	13,477	12,124	12,601
Vacations	11,974	11,338	11,559
Training	1,510	3,429	1,748
Others	1,432	1,972	2,149

	207,294	178,040	183,680

(b)	Employee benefits expenses are allocated as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Cost of sales, note 18	90,139	67,681	71,298
Administrative expenses, note 19	100,059	94,129	96,944
Selling and distribution expenses, note 20	17,096	16,230	15,438

	207,294	178,040	183,680

Notes to the consolidated financial statements (continued)

22.	Other operating income (expense), net

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Net income from sale of impaired inventories	2,593	—	—
Income from management and administrative services provided to related parties, note 25	1,103	505	498
Recovery of expenses	1,053	2,533	1,346
Income from land rental and office lease, note 25	700	664	547
Changes in the estimation of rehabilitation provision, note 13	(5,259)	(514)	—
Net (loss) gain on disposal of property, plant and equipment	(3,466)	6,851	(6,466)
Impairment of inventories	—	(9,335)	—
Other minor, net	5,720	3,209	1,175

	2,444	3,913	(2,900)

23.	Finance income

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Interest on term deposits, note 6(c)	2,154	2,587	6,824
Other finance income	623	206	—
Interests on accounts receivable	437	492	451
Dividends received	26	131	343
Gain on financial instrument (forward)	—	—	3,650

	3,240	3,416	11,268

Notes to the consolidated financial statements (continued)

24.	Finance costs

This caption is made up as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Finance cost on cross currency swaps	27,800	25,169	1,626
Interest on senior notes, net of capitalization, note 14	44,729	8,108	26,565
Amortization of costs of issuance of senior notes	1,644	1,644	1,644
Other	94	1,098	763

Total interest expense	74,267	36,019	30,598
Unwinding of discount of long-term incentive plan, note 13	345	788	598
Unwinding of discount of other receivables	785	—	—

Total finance costs	75,397	36,807	31,196

25.	Related party disclosure

Transactions with related entities -

During the years 2016, 2015 and 2014, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	13	12	11
Fees for management and administrative services	1,095	497	492

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Income from office lease	13	12	11
Fees for management and administrative services	8	8	6

Compañía Minera Ares S.A.C. (Ares)
Income from land rental services	326	330	293
Income from office lease	348	310	232

Expense
Security services provided by Compañía Minera Ares	1,301	1,146	1,350

Other
Purchase of investments shares to Inversiones ASPI S.A.	—	48,585	—

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2016 and 2015:

	2016		2015
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	109	—	97	—
Other	595	—	407	—

	704	—	504	—

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2016, 2015 and 2014, the Group has not recorded impairment of receivables relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2016, the total short term compensations amounted to S/21,752,000 (2015: S/23,074,000, 2014: S/20,225,000) and the total long term compensations amounted to S/16,088,000 (2015: S/14,159,000, 2014: S/5,944,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

26.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	120,060	218,260	197,346
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	(3,886)	(2,728)	(4,519)

Net profit attributable to ordinary equity holders of the Parent	116,174	215,532	192,827

	2016	2015	2014
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	544,687	573,998	581,964

	2016	2015	2014
	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.22	0.39	0.34
Basic and diluted loss for common and investment shares from discontinued operations	(0.01)	(0.01)	(0.01)

Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.21	0.38	0.33

The weighted average number of shares in 2016, takes into account the weighted average effect of changes in treasury shares, explained in Note 16(c).

The Group has no dilutive potential ordinary shares as of December 31, 2016 and 2015.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements, except as indicated in Note 32.

Notes to the consolidated financial statements (continued)

27.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2016, 2015 and 2014, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/326,000, S/330,000 and S/293,000, respectively; see Note 25.

Lease commitments

In May 2012, the Group signed a contract with a third party regarding to the use of a land located in the north of Peru for the Phosphates project. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64 percent of the sales of phosphoric rock of the subsidiary Fosfatos del Pacífico S.A., but may not be less than US$1,600,000 annually. As of December 31, 2016 these payments has been recognized as part of the “Assets held for distribution” caption in the consolidated statement of financial position.

Future minimum rentals payable under non-cancellable leases as of December 31, 2016 and 2015 are as follows:

	2016	2015
	S/(000)	S/(000)

Within one year	5,376	5,461
After one year but not more than 3 years	10,752	10,922
After three 3 years but not more than five years	10,752	10,922
More than five years	107,520	114,676

	134,400	141,981

Capital commitments

As of 31 December 2016, the Group had the following main commitments:

•	Commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2016 the Group has made contributions for S/54,601,000.

Others commitments

•	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.

•	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

•	Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.

•	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2016 and 2015, the Company has accomplished with the requirements established in this agreement.

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

Mining royalty

Third parties

The subsidiary Fosfatos del Pacífico S.A., signed an agreement for the transfer of mining concession with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/804,000, S/793,000 and S/694,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2016 and 2015 amounted to S/5,517,000 and S/1,592,000, respectively, and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Peruvian government

According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin

Notes to the consolidated financial statements (continued)

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

Mining royalty expense paid to the Peruvian Government for 2016, 2015 and 2014 amounted to S/1,052,000, S/743,000 and S/603,000, respectively, and recorded in “Administrative expenses” caption on the consolidated statement of profit or loss.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2016 and 2015, the income tax rate is 28 percent (30 percent as of December 31, 2014) of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

According to Legislative Decree No.1261, issued in December 2016, the income tax rate for 2017 onwards is 29.5 percent of the taxable profit after deducting employee participation, and the additional tax on dividend income is 5 percent, applicable to earnings generated from 2017 onwards. This Legislative Decree replaces Law No.30296, which established a 27 percent income tax rate for the years 2017 and 2018, and of 26 percent for the year 2019 onwards, as well an additional tax on dividend income of 8 percent for the years 2017 and 2018, and of 9.3 percent for 2019 onwards.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2016 and 2015.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2012-2016	Dec. 2012-2016
Cementos Selva S.A.	2009/2012-2016	Dec. 2012-2016
Distribuidora Norte Pacasmayo S.R.L.	2012-2016	Dec. 2012-2016
Empresa de Transmisión Guadalupe S.A.C.	2012-2016	Dec. 2012-2016
Fosfatos del Pacífico S.A.	2012/2014-2016	Dec. 2012-2016
Salmueras Sudamericanas S.A.	2012-2016	Dec. 2012-2016
Calizas del Norte S.A.C. (on liquidation)	2013-2016	2013-2016

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2016 and 2015.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2015.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2016	2015	2014
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	OF.28-2002-MITINCI	2002	EAMP	409	255	287
Tembladera	Limestone	RD.019-97-EM/DGM	1997	EAMP	167	201	206
Bayovar	Phosphoric rock	OF.02121-2009 and 260- 2014/PRODUCE	2009/2014	DES/EIS	—	—	15

					576	456	508

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/576,000, S/456,000 and S/508,000 during 2016, 2015 and 2014, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see Note 19. As of December 31, 2016 and 2015, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2016 and 2015, the Group maintains a provision for the closing of the quarries exploited in operations and for a mining unit (Bongara), which is currently without operations, amounting to S/2,367,000 and S/3,339,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to Note 13.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/9,575,000. From this total amount, S/2,373,000 corresponded to labor claims from former employees; S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2016 and 2015.

28.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2016%	2015%

Fosfatos del Pacífico S.A.	Peru	30.00	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)	Accumulated balances of material non-controlling interest:

	2016	2015
	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	100,722	91,665
Salmueras Sudamericanas S.A.	11,867	11,415

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	2,703	2,992	3,230
Salmueras Sudamericanas S.A.	577	873	808

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company transactions’ eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2016
Sales of goods	1,965	—
Cost of sales	(6,881)	—
Administrative expenses	(8,694)	(3,829)
Other expenses	(1,006)	52
Finance expense	(793)	(114)

Loss before tax	(15,409)	(3,891)
Income tax	6,399	1,591

Total comprehensive loss	(9,010)	(2,300)

Attributable to non-controlling interest	(2,703)	(577)
Dividends paid to non-controlling interest	—	—

2015
Administrative expenses	(11,775)	(4,257)
Other expenses	(212)	(2)
Finance (expense) income	(1,126)	14

Loss before tax	(13,113)	(4,245)
Income tax	3,141	767

Total comprehensive loss	(9,972)	(3,478)

Attributable to non-controlling interest	(2,992)	(873)
Dividends paid to non-controlling interest	—	—

Notes to the consolidated financial statements (continued)

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2014
Administrative expenses	(12,216)	(3,677)
Other expenses	(140)	(9)
Finance income (expense)	223	(44)

Loss before tax	(12,133)	(3,730)
Income tax	1,368	511

Total comprehensive income	(10,765)	(3,219)

Attributable to non-controlling interest	(3,230)	(808)
Dividends paid to non-controlling interest	—	—

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2016
Cash, inventories and other current assets	14,450	593
Other receivables, property, plant and equipment and other non-current assets	324,786	47,068
Trade and other payables current	(3,495)	(382)

Total equity	335,741	47,279

Attributable to:
Equity holders of parent	235,019	35,412
Non-controlling interest	100,722	11,867

2015
Cash, inventories and other current assets	14,357	212
Other receivables, property, plant and equipment and other non-current assets	301,578	45,486
Trade and other payables current	(10,384)	(219)

Total equity	305,551	45,479

Attributable to:
Equity holders of parent	213,886	34,064
Non-controlling interest	91,665	11,415

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2016
Net cash flows used in operating activities	(17,332)	(3,870)
Net cash flows (used in) provided from investing activities	(22,352)	83
Net cash flows provided from financing activities	39,200	4,100

Net (decrease) increase in cash and cash equivalents	(484)	313

2015
Net cash flows used in operating activities	(21,950)	(4,490)
Net cash flows used in investing activities	(55,495)	—
Net cash flows provided from financing activities	82,676	2,400

Net increase (decrease) in cash and cash equivalents	5,231	(2,090)

2014
Net cash flows used in operating activities	(15,986)	(4,787)
Net cash flows used in investing activities	(29,595)	(186)
Net cash flows provided from financing activities	13,830	7,100

Net (decrease) increase in cash and cash equivalents	(31,751)	2,127

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

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

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, available-for-sale financial investments and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2016 and 2015. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2016.

The following assumptions have been made in calculating the sensitivity analyses:

•	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2016 and 2015, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2016 and 2015, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

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

2016	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(605)
	+10	(1,209)
	-5	605
	-10	1,209

2015	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	4,851
	+10	9,702
	-5	(4,851)
	-10	(9,702)

Notes to the consolidated financial statements (continued)

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. For the calculation of the commodity price sensitivity, the purchases of this raw material of the last 12 months are used as a basis.

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/(000)
2016
	+10	(3,780)
	-10	3,780
2015
	+10	(2,101)
	-10	2,101

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

As of December 31, 2016 and 2015, the exposure to listed equity securities at fair value was S/657,000 and S/436,000, respectively, see Note 9(a). At the reporting date, a decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/66,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

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

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2016 and 2015, the Group had 3 and 2 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 21% and 20% for all receivables owing, respectively. There were 27 and 28 customers as of December 31, 2016 and 2015, respectively, with balances smaller than S/700,000 each and accounting for over 68% and 70%, respectively, of the total amounts receivable.

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

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2016 and 2015, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in Note 6, except for derivative financial instruments. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

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

As of December 31, 2016 and 2015 no portion of Senior Notes will mature in less than one year.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2016
Long term debt	—	—	—	—	913,300	913,300
Interests	—	22,680	22,680	181,440	68,040	294,840
Hedge finance cost payable	—	13,503	13,503	108,025	40,510	175,541
Trade and other payables	—	118,829	8,941	—	—	127,770
Energy supply	—	3,738	5,246	914	—	9,898

As of December 31, 2015
Long term debt	—	—	—	—	913,300	913,300
Interests	—	23,038	23,038	184,302	115,189	345,567
Hedge finance cost payable	—	13,708	13,708	109,665	55,442	192,523
Trade and other payables	—	152,160	10,590	—	—	162,750
Energy supply	—	4,428	7,217	2,786	—	14,431

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2016
Inflows	—	—	—	—	259,195	259,195
Outflows	—	(2,942)	(13,556)	(105,069)	(36,948)	(158,515)

Net	—	(2,942)	(13,556)	(105,069)	222,247	100,680

Discounted at the applicable interbank rates	—	(2,933)	(13,341)	(97,541)	183,727	69,912

As of December 31, 2015
Inflows	—	—	—	—	358,156	358,156
Outflows	—	(2,988)	(13,890)	(107,921)	(62,577)	(187,376)

Net	—	(2,988)	(13,890)	(107,921)	295,579	170,780

Discounted at the applicable interbank rates	—	(2,976)	(13,558)	(96,555)	237,859	124,770

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

30.	Financial assets and financial liabilities

(a)	Financial asset and liabilities –

	2016	2015
	S/(000)	S/(000)

Derivative Financial instruments
Cash flow hedge (cross currency swaps)	69,912	124,770

Total cash flow hedge	69,912	124,770

Available-for-sale financial investments
Quoted equity shares	657	436

Total available-for-sale investments, note 9(b)	657	436

Total financial instruments at fair value	70,569	125,206

Total current	—	—
Total non-current	70,569	125,206

	70,569	125,206

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

Notes to the consolidated financial statements (continued)

Financial liabilities -

All financial liabilities of the Group include trade and other payables and Senior Notes which are classified as loans and borrowings and are carried at amortized cost.

(b)	Hedging activities and derivatives -

Cash flow hedges -

Foreign currency risk -

Cross currency swap contracts are designated as hedging instruments in cash flows hedges of the Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$300,000,000).

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2016		2015
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	69,912	—	124,770	—

	69,912	—	124,770	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized loss of S/39,511,000 and a net unrealized gain of S/10,832,000 was included in OCI as of December 31, 2016 and 2015, respectively. The amounts retained in OCI as of December 31, 2016 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

(c)	Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial instruments – Cross currency swaps	69,912	124,770	69,912	124,770
Available-for-sale financial investments	657	436	657	436

Total financial assets - non-current	70,569	125,206	70,569	125,206

Financial liabilities
Financial obligations:
Senior Notes (*)	998,148	1,012,406	1,012,607	961,411

Total financial liabilities	998,148	1,012,406	1,012,607	961,411

Notes to the consolidated financial statements (continued)

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

•	The fair value of the quoted senior notes is based on price quotations at the reporting date. The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2016 and 2015.

•	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

Notes to the consolidated financial statements (continued)

(d)	Fair value measurement -

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

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2016 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	69,912	—	69,912	—
Available-for-sale financial investments (Note 9):
Quoted equity shares	657	657	—	—

Total financial assets	70,569	657	69,912	—

Liabilities for which fair values are disclosed:
Senior Notes	1,012,607	1,012,607	—	—

Total financial liabilities	1,012,607	1,012,607	—	—

There have been no transfers between levels during the period ending December 31, 2016.

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

There have been no transfers between levels during the period ending December 31, 2015.

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Net income from continuing operations	Net loss from discontinued operations	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2016
Cement, concrete and blocks	1,103,426	487,671	1,907	(173,200)	(38,070)	(75,397)	3,194	(2,238)	203,867	(80,912)	122,955	—	122,955
Construction supplies	59,888	1,220	136	(1,051)	(1,643)	—	24	(19)	(1,333)	529	(804)	—	(804)
Quicklime	75,090	14,216	—	(14,464)	—	—	—	(118)	(366)	145	(221)	—	(221)
Other	1,765	532	401	(4,661)	(186)	—	22	(166)	(4,058)	1,611	(2,447)	(6,589)	(9,036)

Consolidated	1,240,169	503,639	2,444	(193,376)	(39,899)	(75,397)	3,240	(2,541)	198,110	(78,627)	119,483	(6,589)	112,894

2015
Cement, concrete and blocks	1,089,232	517,266	3,877	(161,950)	(29,687)	(36,807)	3,384	11,141	307,224	(89,515)	217,709	—	217,709
Construction supplies	75,565	2,506	4	(1,228)	(1,519)	—	32	19	(186)	54	(132)	—	(132)
Quicklime	64,140	15,116	—	(11,306)	—	—	—	969	4,779	(1,392)	3,387	—	3,387
Other	2,078	370	32	(5,239)	(275)	—	—	65	(5,047)	1,470	(3,577)	(5,720)	(9,297)

Consolidated	1,231,015	535,258	3,913	(179,723)	(31,481)	(36,807)	3,416	12,194	306,770	(89,383)	217,387	(5,720)	211,667

2014
Cement, concrete and blocks	1,085,366	506,511	7,448	(168,544)	(28,716)	(31,192)	11,233	(13,604)	283,136	(81,138)	201,998	—	201,998
Construction supplies	95,405	2,874	91	(1,455)	(1,754)	—	35	(16)	(225)	64	(161)	—	(161)
Quicklime	61,051	9,114	—	(11,054)	—	—	—	(1,085)	(3,025)	867	(2,158)	—	(2,158)
Other	757	(68)	98	(4,493)	(64)	(4)	—	19	(4,512)	1,371	(3,141)	(7,749)	(10,890)

Consolidated	1,242,579	518,431	7,637	(185,546)	(30,534)	(31,196)	11,268	(14,686)	275,374	(78,836)	196,538	(7,749)	188,789

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Assets held for distribution	Total assets	Operating liabilities	Liabilities held for distribution	Total liabilites	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

2016
Cement, concrete and blocks	2,678,871	69,912	—	2,748,783	1,316,144	—	1,316,144	101,729	(102,900)	(1,499)
Construction supplies	27,652	—	—	27,652	20,760	—	20,760	—	—	—
Quicklime	122,446	—	—	122,446	—	—	—	—	(4,377)	—
Other	82,674	657	338,411	421,742	986	2,704	3,690	16,072	(3,989)	—

Consolidated	2,911,643	70,569	338,411	3,320,623	1,337,890	2,704	1,340,594	117,801	(111,266)	(1,499)

2015
Cement, concrete and blocks	2,743,007	124,770	—	2,867,777	1,326,650	—	1,326,650	454,275	(67,221)	426
Construction supplies	27,719		—	27,719	30,182	—	30,182	—	—	—
Quicklime	125,584		—	125,584	—	—	—	—	(2,264)	—
Other	392,278	436	—	392,714	10,828	—	10,828	36,532	(1,325)	(9,335)

Consolidated	3,288,588	125,206	—	3,413,794	1,367,660	—	1,367,660	490,807	(70,810)	(8,909)

2014
Cement, concrete and blocks	2,744,140	12,251	—	2,756,391	1,129,792	—	1,129,792	557,307	(58,881)	430
Construction supplies	28,215	—	—	28,215	32,858	—	32,858	—	—	—
Quicklime	129,483	—	—	129,483	—	—	—	—	(4,582)	—
Other	326,071	744	—	326,815	7,569	—	7,569	29,937	(1,296)	23

Consolidated	3,227,909	12,995	—	3,240,904	1,170,219	—	1,170,219	587,244	(64,759)	453

Notes to the consolidated financial statements (continued)

During 2016, revenues from two customers, arising from sales within the quicklime segment, amounted to S/55,657,000. During 2015 and 2014, revenues from one customer, arising from sales within the quicklime segment, amounted to S/27,182,000 and S/28,518,000, respectively.

Capital expenditure consists of S/117,801,000, S/490,807,000 and S/587,244,000 during the years ended as of December 31, 2016, 2015 and 2014, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2016, 2015 and 2014, there were no purchases of assets through capital leases.

Inter-segment revenues obtained during the years ended December 31, 2016, 2015 and 2014 were eliminated for consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2016 corresponds to the available-for-sale investments caption and fair value of financial derivate instrument (cross currency swap) for approximately S/657,000 and S/69,912,000, respectively (2015: S/436,000 and S/124,770,000 ; 2014: S/744,000 and S/12,251,000, respectively), which are not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2016 and December 31, 2015, all non-current assets are located in Peru.

32.	Events after the reporting period

On January 19, 2017, the Company’s Management approved the purchase of 7,911,845 investment shares of the Company’s own issuance at S/34,216,000.

On March 1, 2017, the Company completed the spin-off project (see Note 1), therefore, the capital stock was reduced by S/107,593,000 (from S/531,461,000 to S/423,868,000). Additionally, under the terms of the reorganization, Cementos Pacasmayo S.A.A. contributed S/34,178,000 of cash and S/5,822,000 in accounts receivable to Fossal S.A.A.