Form 20-F
period 2017-12-31
CEMENTOS PACASMAYO SAA
filed 2018-04-30
CIK 1221029

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

At December 31, 2017	423,868,449 common shares 4,238,397 investment shares*

* Excluding 36,040,497 investment shares held in treasury.

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

In this annual report, we present EBITDA and Adjusted EBITDA, which are financial measures that are not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA and Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.241 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2017, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of soles to U.S. dollars.

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

•	the Central Bank of Peru (Banco Central de Reserva del Perú);

•	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

•	the Association of Cement Producers of Peru (Asociación de Productores de Cemento, or “ASOCEM”);

•	the Ministry of Housing, Construction and Sanitation;

•	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

•	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); and

•	the Global Competitiveness Index prepared by the World Economic Forum.

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

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report. As of December 31, 2017, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Calizas del Norte S.A.C. (in liquidation) and Salmueras Sudamericanas S.A. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement.

The following selected financial data as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2017		2017		2016		2015		2014		2013
Statement of Financial Position:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Sales of goods	US$	378.2	S/	1,225.6	S/	1,240.2	S/	1,231.0	S/	1,242.6		1,239.7
Cost of sales		(226.1)		(732.9)		(736.6)		(695.8)		(724.1)		(716.2)
Gross profit		152.0		492.7		503.6		535.3		518.4		523.4
Operating income (expenses):
Administrative expenses		(60.4)		(195.6)		(193.4)		(179.7)		(185.6)		(200.4)
Selling and distribution expenses		(14.4)		(46.6)		(39.9)		(31.5)		(30.5)		(29.8)
Net gain on sale of available-for-sale financial investment		—		—		—		—		10.5		—
Impairment on brine project		(14.7)		(47.6)		—		—		—		—
Other operating income, net		(1.3)		(4.3)		2.4		3.9		(2.9)		8.0
Total operating expenses, net		(90.7)		(294.1)		(230.8)		(207.3)		(208.4)		(222.2)
Operating profit		61.3		198.6		272.8		328.0		310.0		301.3
Other income (expenses):
Finance income		1.8		5.8		3.2		3.4		11.3		26.7
Finance costs		(22.8)		(73.8)		(75.4)		(36.8)		(31.2)		(37.1)
(Loss) Gain from exchange difference, net		(0.7)		(2.2)		(2.5)		12.2		(14.7)		(48.4)
Total other expenses, net		(21.7)		(70.2)		(74.7)		(21.2)		(34.6)		(58.8)
Profit before income tax		39.6		128.4		198.1		306.8		275.4		242.5
Income tax expense		(14.5)		(47.0)		(78.6)		(89.4)		(78.8)		(85.9)
Profit for the year from continuing operations		25.1		81.4		119.5		217.4		196.5		156.6
Loss for the year from discontinued operations		(0.2)		(0.8)		(6.6)		(5.7)		(7.7)		(4.3)
Profit for the year		24.9		80.6		112.9		211.7		188.8		152.3

Share and Per Share Data:
Attributable to:
Equity holders of the parent		28.9		93.8		116.2		215.5		192.8		155.6
Non-controlling interests		(4.1)		(13.2)		(3.3)		(3.9)		(4.0)		(3.4)
	US$	24.9	S/	80.6	S/	112.9	S/	211.7	S/	188.8	S/	152.3

Profit per share (4)	US$	0.06	S/	0.21	S/	0.21	S/	0.38	S/	0.33	S/	0.27
Number of shares outstanding(5)				446,063,120		544,688,023		573,998,649		581,964,603		581,964,603
Dividends per share	US$	0.11	S/	0.35	S/	0.285	S/	0.28	S/	0.20	S/	0.10

	As of December 31,
	2017		2017		2016		2015		2014		2013
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/, except share and per share data)(1)
Current assets
Cash and term deposits	US$	15.2	S/	49.2	S/	80.2	S/	158.0	S/	580.5	S/	977.0
Trade and other receivables		30.7		99.5		81.1		110.9		110.8		68.5
Income tax prepayments		8.6		27.8		46.5		44.9		15.0		27.7
Inventories		115.1		373.0		346.5		307.5		324.1		334.5
Prepayments		1.2		3.8		8.0		7.2		4.4		11.7
Total current assets		170.7		553.3		562.3		628.5		1,034.8		1,419.4

Assets held for distribution		—		—		338.4		—		—		—
Non-current assets
Other receivables		5.0		16.2		25.1		64.1		53.9		46.3
Prepayments		0.2		0.6		1.2		1.4		2.3		—
Available-for-sale financial investments		6.5		21.2		0.7		0.4		0.7		36.1
Other financial instruments		0.2		0.5		69.9		124.8		12.3		—
Property, plant and equipment		681.5		2,208.6		2,273.1		2,490.8		2,061.0		1,537.1
Exploration and evaluation assets		4.1		13.4		43.0		81.9		57.7		59.3
Deferred income tax assets		0.0		0.1		6.4		21.1		17.2		15.2
Other assets		0.1		0.2		0.6		0.8		1.0		1.2
Total non-current assets		697.6		2,260.8		2,419.9		2,785.3		2,206.1		1,695.2
Total assets	US$	868.3	S/	2,814.1	S/	3,320.6	S/	3,413.8	S/	3,240.9	S/	3,114.5

Current liabilities
Trade and other payables	US$	54.9	S/	178.0	S/	142.8	S/	170.8	S/	137.6		126.9
Interest-bearing loans and borrowings								—		—		—
Income tax payable		0.7		2.4		3.5		3.9		8.7		2.8
Provisions		7.6		24.6		31.7		28.9		53.8		28.0
Total current liabilities		63.3		205.0		178.0		203.5		200.1		157.7
Liabilities directly related to assets held for distribution		—		—		2.7		—		—		—

Non-current liabilities
Interest-bearing loans and borrowings		297.8		965.3		998.2		1,012.4		883.6		824.0
Other non-current provisions		8.7		28.3		22.0		32.6		0.7		20.5
Deferred income tax liabilities, net		33.6		108.8		139.8		119.1		85.9		102.9
Total non-current liabilities		340.1		1,102.4		1,160.0		1,164.1		970.1		947.4
Total liabilities	US$	403.4	S/	1,307.4	S/	1,340.6	S/	1,367.7	S/	1,170.2	S/	1,105.1
Equity:
Capital stock	US$	130.8	S/	423.9	S/	531.5	S/	531.5	S/	531.5	S/	531.5
Investment shares		12.4		40.3		50.5		50.5		50.5		50.5
Treasury shares		(36.7)		(119.0)		(108.2)		(108.2)		—		—
Additional paid-in capital		133.5		432.8		545.2		553.5		553.8		556.3
Legal reserve		49.6		160.7		188.1		176.5		154.9		119.8
Other reserves		(13.5)		(43.7)		(16.6)		11.6		5.1		19.0
Retained earnings		188.7		611.7		677.1		727.8		696.7		653.7
Non-controlling interests		—		0.1		112.6		103.1		78.1		78.6
Total equity		464.9		1,506.7		1,980.0		2,046.1		2,070.7		2,009.5
Total liabilities and equity	US$	868.3	S/	2,814.1	S/	3,320.6	S/	3,413.8	S/	3,240.9	S/	3,114.5

	As of and for the year ended December 31,
	2017		2017		2016		2015		2014		2013
Other Financial Information:	(in millions of US$)(1)		(in millions of S/, except percentage and operating data)

Net working capital (4)	US$	107.5	S/	348.3	S/	384.3	S/	424.9	S/	834.7	S/	1,261.7
Capital expenditures (5)		21.6		70.0		120.3		490.8		586.6		200.6
Depreciation and amortization		38.3		124.2		111.3		70.8		64.8		55.9
Net cash flows from operating activities		77.3		250.4		241.7		275.6		240.4		191.8
Net cash flows from (used in) investing activities		(21.8)		(70.6)		(135.6)		(475.9)		(553.5)		194.5
Net cash flows from (used in) financing activities		(57.2)		(185.4)		(177.5)		(257.8)		(114.8)		507.4
Adjusted EBITDA		114.6		371.5		371.0		389.7		365.3		348.9
Adjusted EBITDA margin		30.3%		30.3%		29.9%		31.7%		29.4%		28.1%

Operating Data:	As of and for the year ended December 31,
Installed capacity (000 metric tons/year):	2017	2016	2015	2014	2013
Cement:
Pacasmayo	2,900	2,900	2,900	2,900	2,900
Rioja	440	440	440	440	440
Piura	1,600	1,600	1,600	—	—
Total	4,940	4,940	4,940	3,340	3,340

Clinker:
Pacasmayo	1,500	1,500	1,500	1,500	1,500
Rioja	280	280	280	280	280
Piura	1,000	1,000	1,000	—	—
Total	2,780	2,780	2,780	1,780	1,780
Quicklime
Pacasmayo	240	240	240	240	240
Production (000 metric tons/year):
Cement:
Pacasmayo	1,141	1,177	1,884	2,054	2,101
Rioja	287	281	288	296	240
Piura	858	817	161	—	—
Total	2,286	2,275	2,333	2,350	2,341
Clinker:
Pacasmayo	687	887	967	1,014	1,189
Rioja	209	215	235	228	196
Piura	746	629	—	—	—
Total	1,642	1,731	1,202	1,242	1,385
Quicklime
Pacasmayo	168	156	98	101	67

(1)	Calculated based on an average exchange rate of S/3.241 to US$1.00 as of December 31, 2017.

(2)	Basic earnings per share amounts are calculated by dividing profit for the year attributable to common shares and investment shares of the equity holders of the Company by the weighted average number of common shares and investment shares outstanding during the year. The weighted average number of shares in 2017, 2016 and 2015 takes into account the weighted average effect of changes in shares held in treasury. On October 15, 2015, we acquired 37,276,580 of our investment shares. In January 2017, we acquired 7,911,845 of our investment shares.

(3)	In addition number of common and investment shares was reduced due to the spin-off of the net assets of Fosfatos del Pacífico S.A. to Fossal S.A.A.

(4)	Represents current assets minus current liabilities.

(5)	Represents expenditures for the purchase of property, plant, equipment and intangibles.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as profit minus finance income and plus finance costs, income tax expenses, and depreciation and amortization, and plus or minus gain from exchange difference, net. We define Adjusted EBITDA as EBITDA plus impairment on the brine project.

EBITDA and Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry.

The following table sets forth the reconciliation of our profit to EBITDA and Adjusted EBITDA:

	Year ended December 31,
	2017		2017		2016		2015		2014		2013
	(in millions of US$)(1)		(in millions of S/)
Profit	US$	24.9	S/	80.6	S/	112.9	S/	211.7	S/	188.8	S/	152.3
Finance income		(1.8)		(5.8)		(3.3)		(3.5)		(11.7)		(27.2)
Finance costs		22.8		73.8		75.4		36.8		31.2		37.1
(Gain) loss from exchange difference, net		0.7		2.2		2.5		(12.4)		14.8		48.4
Income tax expense		15.1		48.9		78.6		89.4		78.8		85.9
Depreciation and amortization		38.3		124.2		111.3		70.8		64.8		55.9
EBITDA	US$	99.9	S/	323.9	S/	371.0	S/	389.7	S/	365.3	S/	348.9
Impairment on brine project		14.7		47.6		—		—		—		—
Adjusted EBITDA	US$	114.6	S/	371.5	S/	371.0	S/	389.7	S/	365.3	S/	348.9

(1)	Calculated based on an average exchange rate of S/3.241 to US$1.00 as of December 31, 2017.

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

	High	Low	Average(1)	Period end

2013	2.820	2.540	2.701	2.795
2014	2.988	2.761	2.839	2.985
2015	3.411	2.982	3.186	3.411
2016	3.537	3.249	3.375	3.356
2017
November 2017	3.251	3.233	3.241	3.233
December 2017	3.290	3.232	3.246	3.242
January 2018	3.229	3.207	3.215	3.216
February 2018	3.269	3.212	3.248	3.260
March 2018	3.272	3.217	3.252	3.227
April 2018 (through April 24)	3.238	3.216	3.228	3.232

Source: SBS

(1)	Averages are based on daily exchange rates.

On April 24, 2018, the exchange rate was S/3.232 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Peru

Economic, social and political developments in Peru including political instability, inflation and unemployment could have a material adverse effect on our business.

All of our operations and customers are located in Peru. Accordingly, our financial condition and results of operation depend on the level of economic activity in Peru. Our financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector), and by other economic and political developments in Peru, including devaluation or depreciation, currency exchange controls, inflation, economic downturns, political instability, corruption scandals, social unrest and terrorism.

In the past, Peru has experienced political instability that included a succession of regimes with disparate economic policies and programs that created uncertainty for domestic and foreign investors. At present, Peru is a democracy under the administration of President Martin Vizcarra, who took office in March 2018 after peacefully assuming the presidency following President Pedro Pablo Kuczynski’s resignation following allegations of his involvement in a corruption scandal. Prior governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. We cannot be certain whether the Peruvian government will continue or be able to pursue its agenda, including business-friendly and open-market economic policies that stimulate economic growth and social stability.

During the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Since then, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the Valleys of the Rivers Apurimac, Ene and Mantaro, or “VRAEM,” areas, both in the Eastern part of the country. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities which may occur could hurt our operations and, could disrupt the economy of Peru and our business. In addition, Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the Peruvian economy and our business.

Furthermore, some of the measures proposed by the new administration may generate political and social opposition, which may in turn prevent the current government from adopting such measures as proposed. Political parties opposed to the current administration retained a majority of the seats in the Peruvian Congress in the last elections, which will require the current administration to seek political support from such opposition parties for its economic proposals. Additionally, the opposition in the Peruvian Congress called a vote to impeach former President Kuczynski in connection with certain alleged links to Brazilian construction firm Odebrecht. The vote took place on December 21, 2017 and only obtained 78 (60%) of the 87 (67%) votes needed for impeachment. Therefore, former President Kuczynski remained in his position. This created political instability going forward and further uncertainty in the ability of the current administration to pass measures that it expects to implement. During this process, the sol weakened against the U.S. dollar and local currency bond yields rose.

On December 24, 2017, President Kuczynski used his constitutional presidential prerogative and pardoned former President Alberto Fujimori who was serving a 25 year sentence, it is believed, in an attempt to gain support from the ruling majority in the Peruvian Congress. The move triggered protests in Peru from various sectors of Peruvian society and political parties.

On March 8, 2018, a group of 30 congressmen (from a total of 130) introduced a motion to hold a new impeachment proceeding against former President Kuczynski. On March 15, 2018, the Peruvian Congress approved such motion with an affirmative vote of 87 members of Congress, and President Kuczynski was summoned to appear before Congress on March 22, 2018.

On March 21, 2018, President Kuczynski presented resigned his office as president, due to allegations in the context of the impeachment proceeding planned by Congress. On March 23, 2018, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. On April 2, 2018, President Vizcarra appointed the members of his cabinet. We cannot assure you whether President Vizcarra will remain in office for the remainder of the presidential term, which ends in July 2021. If President Vizcarra and the current second vice president both resign, the president of the Congress would become acting president and Congress would call for new elections, which may include both new presidential and congressional elections. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, with mining and oil and gas as of December 31, 2017, accounted for approximately 3.2% of the country’s GDP according to the Central Bank of Peru. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed as a result of the protests. Social demands and conflicts could have an effect on the Peruvian economy.

The foregoing political uncertainty and presidential decisions could further increase interest rate and currency volatility, as well as adversely and materially affect the Peruvian economy and our business.

A depreciation or devaluation of the sol could have a material adverse effect on our financial condition and results of operations.

A significant depreciation or devaluation of the Sol may affect us due to the fact that our revenues are denominated in soles while 100% of our indebtedness, as of December 31, 2017, is denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. As of December 31, 2017, we maintain cross currency swap hedging agreements in aggregate principal amount of 100% of our current U.S. dollar-denominated debt to hedge against the foreign exchange risks associated. Nonetheless, a devaluation of the sol against the U.S. dollar and increased exchange rate volatility such as the one recently experienced due to political uncertainty would increase the cost of our interest payments obligations which could have a material adverse effect on our financial condition and results of operations.

The re-implementation by the Peruvian government of restrictive exchange rate policies and other laws could have an adverse effect on our business, financial condition and results of operations.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled. The Peruvian economy has responded to this transformation by growing at a compound average annual rate of 4.6% during the period from 1994 to 2017. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the Central Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

We cannot assure you that the Peruvian government will not institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could have a material adverse effect on our business, financial condition and results of operations and adversely affect our ability to repay debt or other obligations and restrict our access to international financing.

In addition, if the Peruvian government were to institute restrictive exchange rate policies in the future, we might be obligated to seek an authorization from the Peruvian government to make payments on the notes and the guarantees. We cannot assure you that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to make payments under US dollar denominated debt and to pay dividends on our ADRs.

Increased inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the Central Bank of Peru, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers.

Changes in tax laws or their interpretation may increase our tax burden and, as a result, negatively affect our business.

The Peruvian Congress and government regularly implement changes to tax laws that may increase our tax burden, or the tax burden of our subsidiaries. These changes may include modifications in our taxable base, tax rates and, on occasion, the enactment of temporary taxes that in some cases have become permanent taxes or changes to VAT exemptions applicable to certain of our operations in the Amazonian region. We are unable to estimate the outcomes that these changes may have on business. In that sense, the Peruvian government recently introduced several changes related to transfer pricing rules and formal obligations in order to comply with BEPS (base erosion and profit shifting) Guidelines on transactions performed between related parties or with the intervention of low or no-tax jurisdictions, such as the obligation to file new local-files, master-files and country-by-country reports with the Peruvian tax authority, and to adjust taxable bases accordingly for income tax purposes.

The effects of any tax reforms that could be proposed in the future and any other changes that result from the enactment of additional reforms have not been, and cannot be, quantified. However, any changes to our tax regime or interpretations thereof (including in connection with the tax rates, tax base (base imponible), deductions rules, payments in advance regime (regimen de pagos a cuenta), time of payment or the establishment of new taxes thereof, may result in increases in our overall costs and/or our overall compliance costs, which could negatively affect our results of operation.

Our operations could be adversely affected by an earthquake, flood or other natural disasters.

Severe weather conditions and other natural disasters in areas in which we have shopping malls may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and accordingly have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced significant populations. El Niño is expected to have produced a 1.2% drop in GDP in 2017 relative to 2016 figures. The Peruvian government estimated that El Niño caused US$2.8 billion in damages in affected regions in the first half of 2017. Peru also is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Such conditions may result in physical damage to our properties, closure of one or more of our shopping centers or our tenants-stores, inadequate work forces in our markets, temporary disruptions in the supply of products to our tenants, delays in the delivery of goods to our tenants’ stores and a reduction in the availability of products in our tenants’ stores. In addition, adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as droughts or floods that impact growing conditions and the quantity and quality of crops, may materially adversely affect the availability or cost of certain commodities or other products within our supply chain. Any of these factors may disrupt and materially adversely affect our operations.

The Peruvian economy could be adversely affected by economic developments in regional or global markets.

Financial and securities markets in Peru are influenced by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, which impacted the fair value of securities issued by companies from markets throughout Latin America. The crisis in the Asian markets beginning in 1997 also negatively affected markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian devaluation in 1999 and the Argentine crisis in 2001. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy.

The 2008 and 2009 global economic and financial crisis substantially affected the financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe that began with financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Brexit continues to create volatility and uncertainty in a number of financial markets. Any interruption to the recovery of developed economies, the continued effects of the global crisis in 2008 and 2009, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit or a new economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. In particular, the Peruvian economy recently has suffered the effects of fluctuating commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. Further, the United States has imposed new tariffs that could undermine economic growth and raise costs for manufacturers around the world

Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2017, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 73.8% of Peru’s total exports, according to the figures published by the Central Bank of Peru. Changes in commodity prices in the international markets, especially traditional minerals which represented 60.5% of exports by value as of the third quarter of 2017 (according to the Central Bank of Peru), may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending. A decline in commodity prices could also materially affect demand for our discretionary products as well as lower traffic.

Corruption and ongoing high-profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies and its Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects that were otherwise operational and permitted. The overall delay relating to such projects has resulted in a drop in GDP growth and overall infrastructure investment.

In July 2017, former President Ollanta Humala and his wife were detained in connection with a corruption probe and in February 2018, a Peruvian judge submitted a request to extradite former president Alejandro Toledo on allegations of bribery, both in connection with Brazilian construction company Odebrecht SA. Several high-profile politicians are subject to corruption investigations. Corruption and corruption investigations could directly affect the Peruvian government, divert resources that would otherwise be focused on developing the economy, create political instability, and result in slower or negative economic growth, such as has recently happened in Brazil. In turn, this could impact our ability to successfully implement our growth and expansion strategies.

On March 8, 2018, a group of 30 congressmen (of 130) introduced a motion for a new impeachment proceeding against President Kuczynski. On March 15, 2018, the Peruvian Congress approved such motion with an affirmative vote of 87 members of Congress, and President Kuczynski was summoned to testify before Congress on March 22, 2018.

On March 21, 2018, President Kuczynski announced his decision to resign his office as president, due to allegations of corruption he faced. On March 23, 2018, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. On April 2, 2018, President Vizcarra appointed the members of his cabinet. We cannot assure you whether President Vizcarra will remain in office for the remainder of the presidential term, which ends in July 2021. If President Vizcarra and the current second vice president both step down, the president of Congress would become acting president and Congress would call for new elections, which may include both new presidential and congressional elections. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business and the price and volatility of the notes.

See “—Economic, social and political developments in Peru including political instability, inflation and unemployment could have a material adverse effect on our business.”

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

We also face the possibility of competition from the entry into our market of imported clinker for grinding facilities, cement or other materials or products from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2017, auto-construcción accounted for approximately 62.2% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2017, approximately 23.9% of our cement sales were derived from private construction (other than auto-construcción) and 13.9% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. During the first nine months of 2017, there was a decline in public spending due to El Niño phenomenon and the Odebrecht corruption scandal which delayed investments. However, we expect a significant pickup in public investment during 2018-2021 due to reconstruction works in the North from El Niño related damages.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan has an approved budget of S/25.7 billion (US$7.9 billion). We cannot assure you that the Peruvian government will continue promoting recent levels of public infrastructure spending in our market. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2017, the cost of energy represented approximately 28.1% of our cement production costs, compared to 26.2% in 2016. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo and Piura facilities until 2025. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2022. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2017, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 5.1% compared to 10.5% in 2016. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2017, approximately 87.4% of our total cement and all of our quicklime was produced at the Pacasmayo and Piura facilities. We estimate that for 2018, close to 41% of our total cement will be produced at the new Piura facility, and 46.4% at the Pacasmayo facility. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of the Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations, and any prolonged disruption in the operation of these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. During the first four months of 2017, the North of Peru experienced severe rain, landslides and flooding, which affected the demand for cement, and the ability to ship it, as well as the provision of raw materials since some roads were destroyed. Our plants did not suffer any significant damage that halted operations

We are subject to environmental regulations and may be exposed to liability and political cost as a result of our handling of hazardous materials and potential costs for environmental compliance.

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

As of December 31, 2017, approximately 10.1% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

●	actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

●	investor perceptions of our prospects or our industry;

●	operating performance of companies comparable to us and increased competition in our industry;

●	new laws or regulations or new interpretations of laws and regulations applicable to our business;

●	general economic trends in Peru;

●	catastrophic events, such as earthquakes and other natural disasters; and

●	developments and perceptions of risks in Peru and in other countries.

Our controlling shareholder has significant influence over us and his interests could conflict with the interests of other shareholders.

As of March 31, 2018, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

●	the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

●	determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

●	whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

●	whether we offer preemptive and accretion rights to holders of our common shares in the event of a capital increase;

●	sales and dispositions of our assets; and

●	the amount of debt financing we incur.

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

Holders of ADSs may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice 25 days in advance, pursuant to Peruvian law, in the official gazette in Peru, a Peruvian newspaper of general circulation, the bulletin of the Lima Stock Exchange and the website of the Superintendencia del Mercado de Valores (the “Peruvian Securities Commission”), and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, which will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

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

Most of our directors or executive officers are not residents of the United States. All or a substantial portion of our assets and those of our directors and executive officers are located outside of the United States. As a result, it may not be possible for investors in our securities to affect service of process within the United States upon such persons or to enforce in U.S. courts or outside of the United States judgments obtained against such persons outside of the United States.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2018, Eduardo Hochschild, directly and indirectly, owned and controlled 50.81% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), Eduardo Hochschild, directly and indirectly, owns and controls 50.01% of the outstanding common shares of Cementos Pacasmayo S.A.A.

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

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In 2011, we created Salmueras jointly with our minority shareholder Quimpac, which is the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds will be used to fund a portion of the capital expenditures related to the construction and operation of the new Piura plant and our cement business.

●	In 2014, we entered into cross currency swap agreements for US$120 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt.

●	In 2015, we entered into cross currency swap agreements for US$180 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt. The principal amount of all currency swaps is US$300 million, covering all of our U.S. dollar-denominated debt.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and can begin to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new cement plant in Piura, finishing the start-up of the plant, adding one million metric tons of clinker’s annual production capacity.

●	In March 2017, the Company consummated the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and related construction products and constructive solutions. In furtherance of this strategy, we have focused on disposing our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, the Company launched its new image and updated our vision: a leading Company in construction solutions that anticipate the needs of our clients and that contributes to the progress of our country.

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

The table below sets forth our total capital expenditures incurred in 2017, 2016 and 2015.

	Year ended December 31,
(in millions of S/)	2017	2016	2015

Concrete and block business	35.0	10.4	9.6
New cement plant in Piura	17.3	61.3	415.7
Expansion of Pacasmayo cement plant	15.5	29.9	11.2
Expansion of Rioja cement plant	2.2	2.7	6.2
Phosphate project	—	15.6	37.4
Construction of diatomite brick plant	—	0.4	10.5
Other investing activities	—	—	0.2
Total	70.0	120.3	490.8

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 60 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2017, our cement shipments were approximately 2.3 million metric tons, representing an estimated 21.2% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. Cement volumes in 2017 did not increase compared to 2016 resulting from primarily due to a slowdown in public and private investment during the year as well as a decrease in investor confidence resulting from corruption scandals that implicated construction companies in recent months, resulting in reduced construction activity. We believe the construction sector has significant potential to grow with the expected continued expansion of the economy, the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following the impact of El Niño weather conditions in the first four months of 2017.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our new cement plant in Piura and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashells needs for approximately 105 years, based on our 2017 limestone consumption levels.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line with 240,000 metric tons of installed annual cement production capacity. We finished construction of our cement plant in Piura in 2015. This facility has annual production capacity of 1.6 million metric tons of cement. In September 2015, we began cement production, and clinker production began in January 2016.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 247 independent retailers and 394 hardware stores as of December 31, 2017, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2017	2016	2015
Economic data(1):
GDP growth in Peru	2.7%	3.9%	3.3%
Construction sector growth in Peru	2.2%	(3.1)%	(5.9)%

Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	2,780	2,780	1,780
Production (thousands metric tons):
Cement production	2,286	2,276	2,333
Clinker production	1,642	1,731	1,202
Utilization rate at Pacasmayo plant(2):
Cement	39.4%	40.6%	65.0%
Clinker	45.8%	59.1%	64.5%
Utilization rate at Rioja plant(2):
Cement	65.2%	63.9%	65.5%
Clinker	74.6%	76.7%	83.9%

Utilization rate at Piura plant(2):
Cement	53.6%	51.1%	31.1%
Clinker	74.6%	62.9%	—

Gross profit (S/ million)	492.7	503.6	535.3
Gross profit margin	40.2%	40.6%	43.5%
Adjusted EBITDA(3) (S/ million)	371.5	371.0	389.7
Adjusted EBITDA margin	30.3%	29.9%	31.7%
Profit (S/ million)	80.6	112.9	211.7
Profit margin	6.6%	9.1%	17.2%

(1)	Source: Central Bank of Peru. In 2014, the methodology for GDP calculations was changed, changing base year and the contribution of certain sectors to GDP.

(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(3)	For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2013 to 2017, GDP grew at a CAGR of 3.1%. Growth during the 2013 to 2017 period was accompanied by low inflation, which averaged 3.0% per year. In addition, at December 31, 2017, the government had accumulated foreign exchange reserves of approximately US$63.6 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 20.6% in 2017. According to the Central Bank of Peru, the Peruvian GDP grew at a rate of 2.5% in 2017 and is projected to grow at a rate of 4% in 2018.

We sell substantially all our cement in the northern region of Peru, which in 2017 accounted for approximately 22.8% of the country’s population and 13.9% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports, and approximately 4% coming from a small domestic producer. From 2013 to 2017, total cement consumption in Peru remained relatively flat according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2017 sales to the auto-construcción segment accounted for approximately 62.2% of our total sales of cement, private construction projects accounted for 23.9%, and public construction projects accounted for the remaining 13.9%. Approximately 92.3% of our total cement sales in 2017 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years.

Brine Project Impairment

Our board of directors resolved to prioritize investments in the development of products related to the manufacture and sale of cement and constructive solutions. Consequently, in furtherance of this strategy, we have pursued the sale or other disposition of investments that are not central to our core cement production business. As a result of this decision, during fourth quarter of 2017 we discontinued the brine project.

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange, which is currently comprised of only six listed companies. Furthermore, in 2017, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the sixth consecutive year, in recognition of our having achieved corporate goals in a socially responsible manner, the principle that is ingrained in our corporate culture and business strategy.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

•	our leadership position in the northern region of Peru; and

•	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

In 2017, we generated cash flow from operating activities of S/250.4 million (US$77.3 million) and adjusted EBITDA of S/371.5 million (US$114.6 million), recorded profit for the year of S/80.6 million (US$24.9 million), and our operating margin and adjusted EBITDA margins were 16.0% and 30.3%, respectively. Adjusted EBITDA for 2017 increased by 0.1% (S/0.5 million) compared to 2016, due to operational efficiencies from the Piura plant and the elimination of imported clinker, despite a decrease in sales and higher costs during the first four months of the year resulting from the effects of road and other damage caused by the El Niño.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2017, the northern region accounted for approximately 22.8% of the country’s population and 13.9% of its GDP. From 2013 to 2017, GDP in the northern region grew at a CAGR of 0.8%. During the same period, our cement sales volume contracted at a CAGR of 0.9%, mainly as a consequence of decreased public spending resulting from government corruption scandals and political uncertain associated with the administration of President Kuczynski. However, the northern region continues to experience significant housing and infrastructure deficits which we expect will drive demand for cement in coming years, especially considering the reconstruction investment that will be required to restore infrastructure damaged or destroyed by El Niño.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 247 independent retailers and 394 hardware stores as of December 31, 2017, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile

We seek to minimize risk while securing an adequate return on our development projects. In 2015, we completed construction of our new cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015. The Piura plant improves our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

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

In July 2016, we created the Innovation Department with the main objective of systematizing the continuous transformation process of the business in order to ensure a sustainable growth for the company and the improvement of its margins. To achieve this objective it is necessary to:

•	Put the customer at the center of all our processes.

•	Design an innovation management model.

•	Promote an organizational culture that encourages entrepreneurship and innovation.

Given that customers, consumption patterns can change quickly and unexpectedly we must quickly adapt in order to retain our customers.

In 2017, we executed eight pilot projects in which we resolved different strategic challenges, from customer loyalty to internal processes and the work method designed for the company was proven. These projects were presented on the first innovation Fair which took place on the Lima offices. We were invited to participate in the Regional Entrepreneurship Accelerating Program of MIT, an initiative led by the Ministry of Production Innovation Management which seeks to promote an innovation ecosystem in Peru.

Strong relationship with local communities

Since we began operations 60 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, as of December 31, 2017, Tecsup had graduated over 9,639 students in various technical fields, some of whom currently work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 15 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. For the ninth consecutive year, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of six listed companies.

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

Maintain operational efficiencies to control production costs

We intend to sustain operational efficiencies in an effort to control costs and maintain our operating margins. One of our principal initiatives to maintain costs is to secure our own source of coal. In 2011, we exercised certain of our options to purchase coal mining concessions in the north region of Peru, and we have also replaced a high proportion of imported bituminous coal consumption, which generally is more expensive, with anthracite coal produced locally.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products, under 2 brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others . Moreover, in 2018 we have launched a new image and future vision, transforming ourselves from a cement producer to a building solutions company. We are the leading cement manufacturer in innovation and care for the environment and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. In order to provide a portfolio of specialized solutions for our clients, with 60 years of experience and research, we have developed Pacasmayo Profesional: a business unit focused on the development and commercialization of constructive solutions. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes.

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

Continue to Strengthen our Enterprise Risk Management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption, bribery and money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks.

Maintain high Environmental, Social and Governance Standards

We are committed to maintaining high environment, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange which is currently comprised of only six listed companies. Furthermore, in 2017, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsible) for the sixth consecutive year, in recognition of our having achieved corporate goals in a socially responsible manner, the principle that is ingrained in our corporate culture and business strategy.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2017, cement, concrete and blocks accounted for 87.9% of our net sales and quicklime accounted for 6.6%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2017 represented 5.4% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2017	2016	2015
Cement, concrete and blocks	2,268	2,286	2,310
Quicklime	163	152	104

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2017	2016	2015
Cement, concrete and blocks	1,076.7	1,103.4	1,089.2
Quicklime	80.7	75.1	64.1
Construction supplies(1)	66.4	59.9	75.6
Others	1.8	1.8	2.1
Total	1,225.6	1,240.2	1,231.0

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce both types of cement in a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following five types of cement products designed for specific uses:

•	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

•	Type MS/MH/R (called Fortimax3). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration, and is resistant to contact with alkaline reagents.

•	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

•	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

•	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

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

We market and distribute our cement primarily in 42.5 kilogram bags. Most of our bagged cement is sold to the retail sector consisting primarily of households that buy bags of cement to build or expand their own homes over time with little or no formal technical assistance (commonly referred to as auto-construcción). The bags are made of Kraft paper to preserve the quality of the cement. Our bags include information relating to the composition of our cement, handling instructions, production dates and storage instructions. Our cement bags have different colors to easily identify the different types of cement. Once bagged at our Pacasmayo, Rioja and Piura facilities, our cement is loaded onto trucks operated by third parties. Cement in bulk is sold to large industrial consumers.

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as blocks, bricks and pavers.

•	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

•	Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

•	New cement based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. These products include assembly gravity walls using large concrete blocks, beams and vaults, precast beams, sheet piles, seawalls, piles, as well as more complex products such as basic bathroom and housing units.

Quicklime

We produce and distribute quicklime, which has several industrial uses. Quicklime serves as a neutralizer, lubricant, drying and absorbing material, disinfectant, and as a raw material. Quicklime has various applications, including in the steel, food, fishing and chemical industries. It is also used in mining operations to treat water and industrial residues, in agriculture as a fertilizer enhancer and, to a lesser extent, in other industries. In Peru, quicklime is mainly used in the mining industry, as an additive to treat water residues. We produce quicklime in finely and coarsely ground varieties and sell it either in bags of one metric ton or in bulk, according to clients’ requirement.

Production Process

Cement Production Process

The diagram below depicts the standard cement production process, which consists of the following main stages:

•	extraction and transportation of limestone or seashells from the quarry;

•	grinding and homogenization to make the raw material of consistent quality;

•	clinkerization;

•	cement grinding;

•	storage in silos; and

•	packaging, loading and distribution.

Extraction of raw materials. To produce cement, limestone/seashells are extracted from our quarries. We use explosives to loosen the limestone and deploy bulldozers to remove dirt and the overburden covering the limestone. We crush the limestone in our primary and secondary cone crusher and the resulting limestone is loaded into trucks and hauled to our Pacasmayo or Rioja facilities from the adjacent quarry where it is stored. In the case of Piura, our surface miner drills out our seashell quarry and then it is also loaded into trucks and hauled to the Piura facilities.

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

Clinkerization. The raw meal is heated at a temperature of approximately 1,450 degrees Celsius in our kilns. The intense heat causes the limestone and other materials in the mixture to react inside the kiln, turning the mixture into clinker. Clinker is then cooled to a temperature of approximately 200 degrees Celsius and stored in a silo or in an outdoor yard.

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

We extracted from our Acumulación Tembladera quarry approximately 1.0 million metric tons in 2015, 0.7 million metric tons in 2016, and 1.9 million metric tons in 2017 which were used for cement and quicklime production at our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 481,858 metric tons in 2015, 293,990 metric tons in 2016, and 331,497 metric tons in 2017, which were used for cement production at our Rioja facility. We extracted from our Bayovar 4 quarry approximately 44,702 metric tons of limestone in 2016, and 40,183 metric tons in 2017, which were used for cement production at our Piura facility. We extracted from our Virrilá quarry approximately 1.2 million metric tons of limestone in 2016 and 866,023 metric tons in 2017, which were used for cement production at our Piura facility.

We estimate that as of December 31, 2017, our Acumulación Tembladera quarry contains approximately 110 million metric tons of proven and probable limestone reserves with an average grade of 85.7% of calcium carbonate; our Calizas Tioyacu quarry contains approximately 8.2 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate; our Bayovar 4 quarry contains approximately 20.0 million metric tons of proven seashells reserves with an average grade of 87.2 % of calcium carbonate; and our Virrilá quarry contains approximately 118.7 million metric tons of proven seashells reserves with an average grade of 90.1% of calcium carbonate. Based on limestone consumption at 2017 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 108 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 25 years. Based seashells consumption for 2017, we estimate that our seashells reserves at our Bayovar 4 and Virrilá quarries have a remaining life of approximately 108 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera, Calizas Tioyacu, Bayovar 4 and Virrilá quarries, we also own concession rights to various other calcareous material quarries consisting, in total, of approximately 40,997 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 53,855 metric tons of clay in 2015, 41,772 metric tons in 2016, and 49,618 metric tons in 2017.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectares open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the MEM in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 53,632 metric tons of clay in 2015, 41,592 metric tons in 2016, and 48,215 metric tons in 2017.

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

Iron

We use small quantities of iron in our cement production, which we purchase from third parties at market prices.

Pozzolanic Materials and Other Admixtures

Our cement production also requires small amounts of other admixtures, such as pozzolanic materials, gypsum and blast furnace slag.

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and in 2014 we extracted 127,746 metric tons and used 80,073 metric tons. In 2015, we used 59,694 metric tons from our stock, in 2016 we extracted 65,691 metric tons and in 2017 we extracted 22,287 metric tons.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998. We did not use pozzolanic materials to produce cement in 2015, 2016 or 2017.

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

Electricity

As of December 31, 2017, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

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

In addition, we have a medium-term electricity supply contract with ELOR to supply the Rioja facility, which was recently extended until November 2022. ELOR supplies the Rioja facility with six megawatts of electricity at peak hours and eight megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

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

In 2017, approximately 92.3% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 7.7% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 394 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2017 were approximately S/19 million, or 1.6% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

To maintain and improve our relationship with retailers, we have developed several loyalty and incentive programs designed for our distribution network. For instance, members of our distribution network can redeem points for various prizes, ranging from computers to trucks. We have also partnered with Financiera Efectiva to provide our customers who qualify access to small loans to help finance the purchase of our products.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formerly known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2017, our cement shipments were approximately 2.3 million metric tons, representing an estimated 21.3% share of total cement shipments in Peru, and substantially all the cement consumed in the northern region of Peru.

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

For concessions granted in 2008 or thereafter, the following rules apply:

•	the minimum annual production target is equivalent to one tax unit (approximately US$1,280) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$128) per year per hectare, in the case of non-metallic mining concessions;

•	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

•	if the minimum production level is not achieved within that period, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

•	if the minimum production level is not achieved by the end of the fifteenth year, the mining concession expires. Exceptionally, the concession can be extended for five additional years, provided that (i) the non-compliance of the minimum production level is caused by force majeure, or (ii) a minimum annual investment of 10 times the annual penalty is devoted to exploration and the annual penalty is paid. If the minimum annual production is not achieved by the end of this additional five-year term, the mining concession will immediately expire.

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

However, the Mining Royalty Law was amended on September 29, 2011 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the following statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case, during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin according to the following statutory scale of rates:

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

Production Process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company’s gross income is primarily derived from industrial activities. Pursuant to Supreme Decree No. 009-2011-MINAM, the supervisory and monitoring functions of the Ministry of Production were transferred to the OEFA in 2013.

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

By Directing Council Resolution No. 023-2013-OEFA/CD, of the Organismo de Evaluación y Fiscalización Ambiental (the Envirnomental Monitoring and Enforecement Agency or “OEFA”), OEFA assumes the functions of monitoring, supervision, control and sanctioning of environmental matters in the Cement Sector of the Manufacturing Industry, of the Industrial Subsector of the Ministry of Production - PRODUCE.

In 2016, by Ministerial Resolution No. 201-2016-MINAM, the “National Protocol of Continuous Emission Monitoring Systems – CEMS” was approved. Its objective is to standardize the process of continuous monitoring of polluting gases and particles emitted into the atmosphere by manufacturing activities. It establishes the technical criteria for the selection of continuous monitoring methodologies, as well as the location of the monitoring points, the operation of the equipment and the calibration tests required for the assurance of the quality of the measurements.

By Ministerial Resolution Nº 191-2016-MINAM, the “National Plan for the Integral Management of Solid Waste - PLANRES 2016-2024” was approved. It establishes among other things, obligations to managers regarding the management of non-municipal solid waste, as well as the modification of the environmental studies in case it is planned to carry out co-processing.

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

According to the recent practice of the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico), the granting of mining concessions does not qualify as an “administrative measure” that potentially affects the rights of indigenous people because it does not grant per se a right to explore and exploit mineral deposits. Accordingly, the granting of mining concessions has not been included among measures that require consultation procedures with indigenous people. According to Ministerial Resolution No. 003-2013-MEM-DM, the MEM has established that consultation procedures are applicable prior to the commencement of: (i) exploration activities (Autorización de inicio de actividades de exploración); (ii) exploitation activities (Autorización de inicio o reinicio de las actividades de desarrollo, preparación y explotación - incluye plan de minado y botaderos); and (iii) processing concessions (otorgamiento de concesión de beneficio).

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

The minimum wage established in Peru is S/930.00 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, until December 31, 2017, said payments were not subject to any social contribution, except for Income Tax; consequently, until December 2017, employers paid directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

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

(1)	Quimpac owns the remaining 25.1%.

The following is a brief description of the principal activities of our consolidated subsidiaries:

•	Cementos Selva S.A. is engaged in the production and marketing of cement and other cement-related materials in the northern region of Peru, near the Peruvian jungle. It holds all of the outstanding shares of Dinoselva Iquitos S.A.C., our cement and construction materials distributor for products processed in our Rioja facility.

•	Distribuidora Norte Pacasmayo S.R.L. is primarily engaged in selling and distributing cement products produced at our Pacasmayo facility. It produces and sells cement-related materials, such as concrete blocks and ready mix concrete, and sells other construction materials manufactured by large manufacturers.

•	Calizas del Norte S.A.C., En Liquidación (in liquidation) was engaged in the mining activities of prospecting, exploration and exploitation of Acumulación tembladera quarry. On May 31, 2016, we dissolved this subsidiary because a third party was engaged to assume these activities.

•	Empresa de Transmisión Guadalupe S.A.C.’s sole operation is to provide electricity transmission services to the Pacasmayo facility.

•	Salmueras was created in 2011, with Quimpac as a minority equity holder, in order to develop our combined brine fields in the coastal region of Piura in the north of Peru. We own a 74.9% equity interest in Salmueras and Quimpac owns the remaining 25.1%. In the fourth quarter of 2017, we resolved to cease our participation in the brine project and discontinue this operation.

D.	Property, Plant and Equipment

Properties

We own our headquarters office in Lima, Peru, at Calle La Colonia 150, Urbanización El Vivero, Surco. We also own our plants, warehouses, transportation facilities and the office space at our production facilities, including our workers’ facilities occupying approximately 50,000 square meters at our Pacasmayo facility and a warehouse occupying approximately 25,000 square meters at the Salaverry port facility.

Area of Operation

We own and operate three cement production facilities. Our largest facility is located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. The second facility is located in the city of Piura, department of Piura, approximately 330 kilometers north of Pacasmayo. This facility started cement production in September 2015. We also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From the Pacasmayo and Piura facilities we supply cement principally to the coastal and central regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba and Tarapoto, among others.

Pacasmayo Facility

As of December 31, 2017, our Pacasmayo facility had 10 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 27,200 metric tons of cement.

As of December 31, 2017, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Piura Facility

Annual installed production capacity of our Piura facility is 1,600,000 metric tons of cement and 1,000,000 metric tons of clinker.

The Piura plant operates with a horizontal kiln with installed clinker production capacity of 1 million metric tons per year, as well as a cement mill with installed cement production capacity of 1.6 million metric tons per year. The Piura facility also has two storage silos with storage capacity of 24,000 metric tons of cement.

Rioja Facility

Annual installed production capacity of our Rioja facility is 440,000 metric tons of cement and 280,000 metric tons of clinker.

Our Rioja facility currently operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 280,000 metric tons and three cement finishing mills with total annual installed cement production capacity of 440,000 metric tons. Our Rioja facility is also equipped with silos with storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have 19 fixed and mobile ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Tarapoto, and Moyobamba, among others. These facilities allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of December 31, 2017, our ready-mix operations had 109 mixer trucks and 29 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2017			2016			2015
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,141	39.4%	2,900	1,177	40.6%	2,900	1,884	65.0%
Piura facility(2)	1,600	858	53.6%	1,600	817	51.1%	1,600	161	10.1%
Rioja facility	440	287	65.2%	440	281	63.9%	440	288	65.5%
Total	4,940	2,286	46.3%	4,940	2,276	46.1%	4,940	2,333	47.2%
Clinker:
Pacasmayo facility	1,500	687	45.8%	1,500	887	59.1%	1,500	967	64.5%
Piura facility	1,000	746	74.6%	1,000	629	62.9%	—	—	—
Rioja facility	280	209	74.6%	280	215	76.8%	280	235	83.9%
Total	2,780	1,642	59.1%	2,780	1,731	62.3%	1,780	1,202	67.5%
Quicklime(3):
Pacasmayo facility	240	168	70.0%	240	156	65.0%	240	98	40.8%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(2)	Our Piura facility started producing cement in September 2015 and clinker in February 2016.

(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

Environmental Compliance and Social Responsibility Projects

We are in compliance in all material respects with applicable environmental laws and regulations and have all the required environmental permits and licenses to conduct our business. We have Environmental, Health and Safety management systems in place to address the environmental, health and safety risks inherent to our business.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 9,639 students in various technical fields, some of whom currently work for us and our affiliated companies.

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Piura. In 2017, this program benefited over 354 students and teachers.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2017 benefited six stakeholders.

Mi Escuela, mi comunidad (My School, My Community.) We have developed this project for a second year in partnership with the Instituto Peruano de Acción Empresarial – IPAE (Peruvian Institute of Business Action). 42 educational institutions from the Pacasmayo, Rioja and Tembladera communities participated in this project with the purpose of strengthening the management capacities of school leaders in order to mobilize resources for the education of students. In 2017, this program benefited over 11,324 students and teachers.

Universidad de Ingeniería y Tecnología – UTEC (University of Engineering and Technology) is an educational nonprofit proposal that since 2012 is aimed at the development of people in the engineering field, looking to satisfy the need for these types of professionals in the labor market by implementing a curriculum in line with the trends and demands that globalization poses to modern engineering, with an integrated approach to innovative teaching models. We support it by providing financial aid for its operations. To enhance students’ knowledge, UTEC also has various national and international alliances with top organizations.

Acuícola Los Paiches. Through our social venture, Acuícola Los Paiches S.A.C., we studied the reproductive forms of the “paiche” (arapaima giga), a native fish species that was on the edge of extinction. After years of studies and scientific testing, we have successfully bred this species in captivity, and we have obtained thousands of fingerlings. In 2014, Acuícola Los Paiches S.A.C. received the “Award for Innovative Exports” from the Peruvian Exporters Association – ADEX for its research and for developing “paiche” farming in the Yurimaguas rainforest.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 60 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2017, our cement shipments were approximately 2.3 million metric tons, representing an estimated 21.3% share of Peru’s total cement shipments, and substantially all the cement consumed in the northern region of Peru. That same year, we also sold approximately 163,000 metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/seashells and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashell needs for approximately 105 years, based on our 2017 limestone/seashell consumption levels. We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that added 240,000 metric tons of installed annual cement production capacity. In 2015, completed construction of our new cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015, and clinker production started in January 2016. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

Factors Affecting our Results of Operations

Revenue Drivers

In 2017, approximately 92.3% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 7.7% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 62.2% of our total cement sales in 2017, 58.0% in 2016 and 55.0% in 2015; private construction projects, both large and small, accounted for approximately 23.9% of our total cement sales in 2017, 25.0% in 2016 and 26.0% in 2015; and public construction projects accounted for the remaining 13.9% of our total cement sales in 2017, 17.0% in 2016 and 26.0% in 2015. While auto-construcción continues to represent the majority of our sales, it is expected that as the country continues to grow and formalize, private construction projects and infrastructure will become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. During 2016, there was significant public investment during the first months of the year due to El Niño prevention investments, but this slowed down significantly afterwards for the rest of the year. GDP in the northern region of Peru is estimated to have contracted 1.0% in 2017, grown 0.6% in 2016, and grown 1.2% in 2015. Our cement volumes, which represented substantially all cement sales in the northern region of Peru, contracted by 0.8% in 2017, by 1.0% in 2016, and by 1.6% in 2015 in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During the first nine months of 2017, there was a decline in public spending due to El Niño phenomenon and the Odebrecht corruption scandal which delayed investments. However, we expect a significant pickup in public investment during 2018-2021 due to reconstruction works in the North as the infrastructure damaged or destroyed by the landslides, floods and heavy rain resulting from El Niño is restored.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia and Venezuela. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 14.7% of our costs of production in 2017, 13.1% in 2016 and 11.3% in 2015. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2025. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2022. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 13.4% of our cost of production in 2017, 13.1% in 2016 and 11.3% in 2015. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 5.1% of our cost of production in 2017, 10.5% in 2016 and 9.7% in 2015. The decrease in the amount of third party admixtures was due to a more efficient dosage of these materials to achieve cost savings.

Our labor costs decreased slightly in 2017, mainly as a result of one-off severance payments incurred in 2016. Personnel expenses represented 18.4% of our total costs and expenses in 2017, 21.4% in 2016, and 19.8% in 2015.

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

Mining Royalty Tax

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

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2017, see note 2.3.20 and note 4 to our annual audited consolidated financial statements included in this annual report.

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

As of December 31, 2017 and 2016, no amortization under units-of-production method was determined since our mining concessions are not yet on production phase.

Mine development costs and stripping costs

Mine development costs. Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2017 and 2016, no amortization under the units-of-production method was determined since the projects of the Company are not yet in production phase.

Stripping costs. Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves. Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

Exploration and Evaluation Assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

●	Researching and analyzing historical exploration data.

●	Gathering exploration data through geophysical studies.

●	Exploratory drilling and sampling.

●	Determining and examining the volume and grade of the resource.

●	Surveying transportation and infrastructure requirements.

●	Conducting market and finance studies.

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

The main estimates and assumptions the Company uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

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

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

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

Initial Recognition and Subsequent Measurement

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

Assets and liabilities classified as held for distribution are presented separately as current items in the statement of financial position. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Additional disclosures are provided in Note 1 of the notes to our audited consolidated financial statements filed as part of this annual report. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Results of Operations

Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

	Year ended December 31,
(amounts in millions of S/)	2017	2016	Variation %
Sales of goods	1,225.6	1,240.2	(1.2)
Cost of sales	(732.9)	(736.6)	(0.5)
Gross profit	492.7	503.6	(2.2)
Operating income (expense):
Administrative expenses	(195.6)	(193.4)	1.1
Selling and distribution expenses	(46.6)	(39.9)	16.8
Impairment on brine project	(47.6)	—	100.0
Other operating income (loss) or (expense), net	(4.3)	2.4	(279.2)
Total operating expense, net	(294.1)	(230.8)	27.4
Operating profit	198.6	272.8	(27.2)
Other income (expense):
Finance income	5.8	3.2	79.0
Finance costs	(73.8)	(75.4)	2.1
Loss from exchange difference, net	(2.2)	(2.5)	12.0
Total other expenses, net	(70.2)	(74.7)	(6.0)
Profit before income tax	128.4	198.1	(35.2)
Income tax expense	(47.0)	(78.6)	(40.2)
Profit for the year from continuing operations	81.4	119.5	(31.9)
Profit [loss] for the year from discontinued operations	(0.8)	(6.6)	87.9

Profit for the year	80.6	112.9	(28.6)

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	1,076.7	87.9	1,103.4	88.9
Quicklime	80.7	6.6	75.1	6.1
Construction supplies	66.4	5.4	59.9	4.8
Other	1.8	0.1	1.8	0.2
Total sales of goods	1,225.6	100.0	1,240.2	100.0

Our total sales of goods decreased by 1.2%, or S/14.6 million, to S/1,225.6 million in 2017 from S/1,240.2 million in 2016. This decrease was primarily due to the following factors:

•	a 2.4%, or S/26.8 million, decrease in 2017 in sales of cement, concrete and blocks mainly due to decreased sales of concrete and blocks, mainly due to delays in large infrastructure projects and private construction, partially offset by an increase in sales of cement.

•	offset in part by a 7.4%, or S/5.6 million, increase in 2017 in the sales of quicklime, mainly due to an increase in sales volume.

•	offset partially by a 10.9%, or S/6.5 million, increase in 2017 in the sale of construction supplies, mainly due to spending by the self-construction segment as families were rebuilding their homes after coastal El Niño.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2017 and 2016:

	Year ended December 31,
	2017	2016	Variation
	(in millions of S/)%
Cement	949.0	924.4	2.7
Concrete	110.2	152.6	(27.8)
Blocks	17.5	26.4	(33.7)
Total	1,076.7	1,103.4	(2.4)

Our total sales of cement, concrete and blocks decreased by 2.4%, or S/26.7 million, to S/1,076.7 million in 2017 from S/1,103.4 million in 2016. This decrease was primarily due to the following factors:

•	sales of cement increased by 2.7%, or S/24.6 million in 2017 due to an increase in the average price of cement (1.5%), and higher volume of cement sold (1.2%);

•	sales of concrete decreased by 27.8%, or S/42.4 million, in 2017, due to a decrease in volume (18.3%) and a decrease in the average price of concrete (9.5%); and

•	sales of blocks decreased by 33.7%, or S/8.9 million, in 2017. During 2016, we sold a new product called “piles” for the upgrade of the Talara refinery, which accounted for S/2.2 million in 2016, and none in 2017. Excluding this product, sales of blocks decreased by 27.8% or S/6.7 million, in 2017, due to a decrease in volume (26.2%) offset by an increase in the average price of blocks (2.0%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	599.7	81.8	615.8	83.6
Quicklime	67.0	9.2	60.9	8.3
Construction supplies	64.6	8.8	58.7	8.0
Other	1.6	0.2	1.2	0.2
Total	732.9	100.0	736.6	100.0

Our total cost of sales decreased by 0.5%, or S/3.7 million, to S/732.9 million for 2017, from S/736.6 million for 2016, primarily due to the following factors:

•	a 2.6%, or S/16.1 million, decrease in the cost of sales of cement, concrete and blocks in 2017, due primarily to a decreased in sales volume of concrete and blocks;

•	a 10%, or S/6.1 million, increase in 2017 in the cost of sales of quicklime, due primarily to higher sales volume, higher raw materials costs, higher transportation costs and a slight increase in the price of coal; and

•	a 10.1%, or S/5.9 million, increase in 2017 in the cost of sales of construction supplies, mainly due to an increase in sales and the international price of steel.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2017 and 2016:

	Year ended December 31,
	2017	2016	Variation
	(in millions of S/)%
Cement	496.3	489.5	1.4
Concrete	88.0	105.3	(16.4)
Blocks	15.4	21.0	(26.7)
Total	599.7	615.8	(2.6)

Our cost of sales represented 55.7% of our sales in 2017, compared to 55.8% in 2016. Our total cost of sales of cement, concrete and blocks decreased by 2.6%, or S/16.1 million, in 2017, primarily due to the following factors:

•	cost of sales of cement increased by 1.4%, or S/6.8 million, in 2017, mainly due to an increase in production cost (1.4)%, due to the El Niño related damages which affected our ability to ship cement and source raw materials;

•	a decrease in the cost of sales of concrete of 16.4%, or S/17.3 million, in 2017, due to a decrease in volume sold (18.3%) as well as an increase in production cost (1.8%); and

•	during 2016 we sold a new product called piles for the upgrade of the Talara refinery, which accounted for S/1.1 million and none in 2017. Excluding this product, cost of sales of blocks decreased by 22.6% or S/5.2 million in 2017 due to a decrease in volume.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	477.0	44.3	487.7	44.2
Quicklime	13.7	17.0	14.2	18.9
Construction supplies	1.8	2.7	1.2	2.0
Other	0.2	11.1	0.5	27.8
Total gross profit	492.7	40.2	503.6	40.6

Total gross profit decreased by 2.2%, or S/10.9 million, to S/492.7 million in 2017, from S/503.6 million in 2016, mainly because of lower sales of cement, concrete and blocks, higher raw material costs of quicklime, which offset higher sales volumes. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2017 was 40.2% compared to 40.6% for 2016.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	452.7	47.7	434.9	47.0	0.7
Concrete	22.2	20.1	47.3	31.0	(10.9)
Blocks	2.1	12.0	5.5	20.8	(8.8)
Total gross profit	477.0	44.3	487.7	44.2	(0.1)

Gross profit margin for cement, concrete and blocks increased by 0.1% percentage points in 2017 compared to 2016. This was due mainly to an increase in cement margin (0.7 percentage points) due to higher sales volume and price, a decrease in the concrete margin (10.9 percentage points) due to lower sales volume and average price because of delays in infrastructure projects, and a decrease in the block margin (8.8 percentage points) mainly due to sales of piles for the Talara refinery in 2016 that did not continue in 2017.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2017, our operating expenses increased by S/8.9 million to S/242.2 million from S/233.3 million in 2016.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2017 and 2016:

	Year ended December 31,
(in millions of S/)	2017	2016
Personnel expenses	94.4	100.1
Third-party services	65.4	63.0
Board of directors compensation	6.6	6.1
Depreciation and amortization	14.9	12.8
Taxes	3.8	2.9
Consumption of supplies	2.7	2.1
Donations	7.3	5.8
Others	0.5	0.6
Total	195.6	193.4

Our administrative expenses increased by 1.1%, or S/2.2 million, to S/195.6 million in 2017 from S/193.4 million in 2016. Personnel expenses decreased by S/5.7 million mainly due to lower severance payments. On the other hand third party services increased by S/2.4 million mainly due to an increase in legal advisory, labor consultancy and the implementation of the innovation model.

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 89% of total administrative expenses for 2017 compared to approximately 89.6% for 2016. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 8%, 0.8% and 2.3%, respectively, of total administrative expenses for 2017 compared to approximately 7.5%, 0.5% and 2.4% respectively, for 2016.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2017 and 2016:

	Year ended December 31,
(in millions of S/)	2017	2016
Personnel expenses	18.0	17.1
Advertising and promotion expenses	19.0	15.6
Other	9.6	7.2
Total	46.6	39.9

Our total selling and distribution expenses increased by 16.8%, or S/6.7 million, to S/46.6 million in 2017 from S/39.9 million in 2016, primarily related to an increase in the advertising and promotion expenses budget to successfully defend the Company’s market share.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 95% of total selling and distribution expenses for 2017, compared to 95.4% for 2016. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0%, 4.9% and 0.1% respectively, of total selling and distribution expenses for 2017, compared to 0%, 4.1% and 0.5%, respectively, for 2016.

Other Operating Income, Net

Our other operating income, net decreased S/6.7 million, to a loss of S/4.3 million in 2017 from income of S/2.4 million in 2016, mainly due to additional costs incurred resulting from roadway damage caused by the landslides, floods and heavy rains generated by the effects of El Niño.

Impairment on brine project

The Company had decided to prioritize its investments in the development of products related to the manufacture and sale of cement and construction solutions; therefore, the disposal of investments that are not in line with the strategic plan that has been approved. As a result of this decision, in the fourth quarter of 2017, the Company decided not to continue with the brine project and recorded and impairment in the project.

Other Expenses, Net

Our other expenses, net decreased by S/4.5 million, to S/70.2 million in 2017 from S/74.7 million in 2016, mainly due to a decrease in the counterparty risk for the cross-currency swap.

Income Tax Expense

Our income tax expense decreased by 40.2%, or S/31.6 million, to S/47.0 million for 2017 from S/78.6 million for 2016. In December 2016, the Peruvian government approved an increase of the income tax rate from 28% to 29.5% to be effective as of January 1, 2017. This increase resulted in an increase in our deferred income tax liability of S/22.3 million and increased the deferred income tax asset by S/8.5 million (S/14.6 million was recognized as a higher income tax expense in the consolidated statement of profit or loss and S/824,000 as an income in Other Comprehensive Income). Our effective tax rate for 2017 was 36.6%, 39.0% for 2016, and 28.9% for 2015. It was unusually high in 2017 mainly due to the non-deductible expenses related to the impairment on the brine project and in 2016 due to the increase in the future tax rate from 26% to 29.5%.

Profit from continuing operations

As a result of the foregoing, our profit from continuing operations for 2017 decreased by 31.9%, or S/38.1 million, from S/119.5 million for 2016 to S/81.4 million for 2017, mainly due to the impairment on the brine project. The Company decided to prioritize its investments in the development of products related to the production and sale of cement and constructive solutions, for which the disposal of investments that are not in line with the strategic plan has been approved. Because of this decision, in the last quarter of the year the Company decided not to continue with the Salmueras project and consequently wrote-off all of the investment related to this project as of December 2017. This write-off accounted for S/47.6 million, Profit from continuing operations without the impairment would have been S/118.8 million.

Results of Operations

Comparison of Year Ended December 31, 2016 to Year Ended December 31, 2015

	Year ended December 31,
(amounts in millions of S/)	2016	2015	Variation %
Sales of goods	1,240.2	1,231.0	0.7
Cost of sales	(736.5)	(695.8)	5.8
Gross profit	503.6	535.3	(5.9)
Operating income (expense):
Administrative expenses	(193.4)	(179.7)	7.6
Selling and distribution expenses	(39.9)	(31.5)	26.7
Net gain on sale of available-for-sale financial investment	—	—
Other operating income, net	2.4	3.9	(38.5)
Total operating expense, net	(230.8)	(207.3)	11.3
Operating profit	272.8	328.0	(16.8)
Other income (expense):
Finance income	3.2	3.4	(5.9)
Finance costs	(75.4)	(36.8)	104.9
Gain (loss) from exchange difference, net	(2.5)	12.2	N/M
Total other expenses, net	(74.7)	(21.2)	252.5
Profit before income tax	198.1	306.8	(35.4)
Income tax expense	(78.6)	(89.4)	(12.1)

Profit for the year from continuing operations	119.5	217.4	(45)
Loss for the year from discontinued operations	(6.6)	(5.7)	15.8
Profit for the year	112.9	211.7	(46.7)

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	1,103.4	88.9	1,089.2	88.5
Quicklime	75.1	6.1	64.1	5.2
Construction supplies	59.9	4.8	75.6	6.1
Other	1.8	0.2	2.1	0.2
Total sales of goods	1,240.2	100.0	1,231.0	100.0

Our total sales of goods increased by 0.7%, or S/9.2 million, to S/1,240.2 million in 2016 from S/1,231.0 million in 2015. This increase was primarily due to the following factors:

●	a 1.3%, or S/14.2 million, increase in 2016 in sales of cement, concrete and blocks as a result of strong growth from sales to the public sector during the first months of the year, despite a slowdown after this period;

●	a 17.2%, or S/11.0 million, increase in 2016 in sales of quicklime, due to increased sales volume; and

●	offset in part by a 20.8%, or S/15.7 million, decrease in 2016 in the sale of construction supplies, due to increased competition in this segment and a general slowdown in the construction sector.

The following table sets forth the composition of our sales of cement, concrete and blocks for 2016 and 2015:

	Year ended December 31,
	2016	2015	Variation
	(in millions of S/)%
Cement	924.4	928.7	(0.5)
Concrete	152.6	123.9	23.1
Blocks	26.4	36.5	(27.7)
Total	1,103.4	1,089.2	1.3

Our total sales of cement, concrete and blocks increased by 1.3%, or S/14.2 million, to S/1,103.4 million in 2016 from S/1,089.2 million in 2015. This increase was primarily due to the following factors:

●	sales of cement decreased slightly by 0.5%, or S/4.3 million, in 2016 due to an increase in the average price of cement (1.5%), offset by lower sales volume of cement (2.0%);

●	sales of concrete increased by 23.2%, or S/28.7 million, in 2016 due to an increase in sales volume (11.7%) and an increase in the average price of concrete (11.5%); and

●	partially offset by a 27.7%, or S/10.1 million, decrease in sales of blocks, in 2016. During 2015, we introduced a new product called “piles” that was supplied to the developer for the upgrade of the Talara oil refinery project being developed on behalf of Petroperú, which accounted for S/11.6 million and S/2.2 million in 2016. Excluding this product, sales of blocks in 2016 decreased by 2.9%, or S/0.7 million, due to decreased volume (6.9%) offset by an increase in the average price of blocks (4.0%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	615.8	83.6	572.0	82.2
Quicklime	60.9	8.3	49.0	7.0
Construction supplies	58.7	8.0	73.1	10.5
Other	1.2	0.2	1.7	0.2
Total	736.5	100.0	695.8	100.0

Our total cost of sales increased by 5.9%, or S/40.8 million, to S/736.6 million for 2016, from S/695.8 million for 2015, primarily due to the following factors:

●	a 7.7%, or S/43.8 million, increase in the cost of sales of cement, concrete and blocks in 2016, due primarily to increased depreciation from the Piura plant;

●	a 24.3%, or S/11.9 million, increase in 2016 in the cost of sales of quicklime, due primarily to higher sales volume; and

●	offset in part by a 19.7%, or S/14.4 million, decrease in 2016 in the cost of sales of construction supplies, due to a decrease in sales volume and lower price paid for steel bars.

The following table sets forth the composition of our cost of sales of cement, concrete and blocks for 2016 and 2015:

	Year ended December 31,
	2016	2015	Variation
	(in millions of S/)%
Cement	489.5	460.2	6.4
Concrete	105.3	87.9	19.8
Blocks	21.0	23.9	(12.1)
Total	615.8	572.0	7.7

Our cost of sales represented 55.8% of our sales in 2016, compared to 52.5% in 2015. Our total cost of sales of cement, concrete and blocks increased by 7.7%, or S/43.8 million, in 2016, primarily due to the following factors:

●	cost of sales of cement increased by 6.4%, or S/29.3 million, in 2016, mainly due to a 2.0% decrease in sales volume of cement offset by an 8.4% increase in production cost, due to the higher depreciation expense of the Piura plant;

●	an increase in the cost of sales of concrete of 19.8%, or S/17.4 million, in 2016, due to an 11.7% increase in sales volume as well as a 8.1% increase in production cost; and

●	offset by a 12.1%, or S/2.9 million, decrease in the cost of sales of blocks in 2016. Excluding the S/6.3 million increase in cost of sales of piles sold to the Talara refinery in 2015 and S/1.2 million in 2016, cost of sales of blocks increased by 11.9%, or S/2.1 million in 2016, due primarily to a 6.9% decrease in sales volume offset by a 18.8% increase in production cost.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and blocks	487.7	44.2	517.3	47.5
Quicklime	14.2	18.9	15.1	23.6
Construction supplies	1.2	2.0	2.5	3.3
Other	0.5	27.8	0.4	19.0
Total gross profit	503.6	40.6	535.3	43.5

Gross profit decreased by 5.9%, or S/31.7 million, to S/503.6 million in 2016 from S/535.3 million in 2015 mainly as a result of, increased depreciation from the Piura plant, and to a lesser extent due to a 6.0%, or S/0.9 million decrease in gross profit from the quicklime segment in 2016 that resulted from a decrease in sales of the higher priced product during the year, despite an overall increase in sales volume. Our gross profit margin (gross profit as a percentage of net sales) for 2016 was 40.6% compared to 43.5% for 2015.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and blocks segment for 2016 and 2015:

	Year ended December 31,
	2016		2015
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	434.9	47.0	468.6	50.4	(3.4)
Concrete	47.3	31.0	36.0	29.1	1.9
Blocks	5.5	20.8	12.7	34.5	(13.7)
Total gross profit	487.7	44.2	517.3	47.5	(3.3)

Gross profit margin for the cement, concrete and blocks segment decreased 3.3 percentage points in 2016 compared to 2015. This was due mainly to a decrease in cement margin (3.4 percentage points) that resulted from increased depreciation from the Piura plant, a 13.7 percentage point decrease in the margin of our blocks segment attributable to sales of piles for the Talara refinery in 2015, partially offset by a 1.9 percentage point increase in concrete margin that resulted primarily from higher prices and dilution of fixed costs that resulted from increased demand during the first nine months of the year.

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2016, our operating expenses increased by S/23.6 million to S/230.9 million in 2016 from S/207.3 million in 2015.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2016 and 2015:

	Year ended December 31,
(in millions of S/)	2016	2015
Personnel expenses	100.1	94.1
Third-party services	63.0	56.7
Board of directors compensation	6.1	7.1
Depreciation and amortization	12.8	10.7
Taxes	2.9	2.2
Consumption of supplies	2.1	2.4
Donations	5.8	6.1
Others	0.6	0.4
Total	193.4	179.7

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

Income Tax Expense

Our income tax expense decreased by 12.0%, or S/10.8 million, to S/78.6 million for 2016 from S/89.4 million for 2015. In December 2016, the Peruvian government approved an increase of the income tax rate from 28% to 29.5% to be effective as of January 1, 2017. This increase resulted in an increase in our deferred income tax liability of S/22.3 million and increased the deferred income tax asset by S/8.5 million (S/14.6 million was recognized as a higher income tax expense in the consolidated statement of profit or loss and S/824,000 as income in Other Comprehensive Income). Our effective tax rate for 2016 was 39.0%, and 28.9% for 2015.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
(in millions of S/)	2017	2016	2015
Net cash flows from operating activities (1)	250.4	241.7	275.6
Net cash flows from (used in) investing activities (1)	(70.6)	(135.6)	(475.9)
Net cash flows from (used in) financing activities (1)	(185.4)	(177.5)	(257.8)
Increase (decrease) in cash	5.6	(71.4)	(458.1)

(1)	Includes continuing and discontinued operations. For detail on cash flow from discontinued operations please see Item 18. Financial Statements – Consolidated Statements of Cash Flow.

Cash Flows from Operating Activities

Net cash flow from operating activities increased by 3.6% or S/8.7 million, to S/250.4 million in 2017 from S/241.7 million in 2016, mainly due to a decrease in income tax payments.

Net cash flow from operating activities decreased by 12.3% or S/33.9 million, to S/241.7 million in 2016 from S/275.6 million in 2015, due primarily to a decrease in our operating income.

Net cash flow from operating activities increased by 14.6% or S/35.2 million, to S/275.6 million in 2015 from S/240.4 million in 2014, due primarily to an increase in operating income.

Cash Flows used in Investing Activities

Net cash flow used in investing activities were S/70.6 million for 2017, and were primarily related to maintenance capex for our cement plants and purchase of equipment for concrete and aggregates equipment.

Net cash flow used in investing activities were S/135.6 million for 2016, and were primarily related to investments related to the new cement plant in Piura.

Net cash flows used in investing activities were S/475.9 million for 2015, and were primarily related to the purchase of property, plant and equipment for the Piura plant net of the income derived from the sale of real estate assets.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/185.4 million for 2017, and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/177.5 million for 2016, and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/257.8 million for 2015, and were primarily due to dividends paid to our shareholders and the buyback of investment shares.

Indebtedness

As of December 31, 2017, we had total outstanding indebtedness of S/972.3 million (US$300 million). As of December 31, 2017, we maintain cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to our U.S. dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$281.8 million).

(amounts in millions of S/)	As of December 31, 2017	Interest rate	Maturity date
4.50% Senior Notes due 2023	972.3	4.5%	February 8, 2023

International Bonds. In February 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023 in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds was used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. The notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act, and listed on the Irish Stock Exchange.

The indenture pursuant to which the notes were issued contains certain covenants, including restrictions on our and our restricted subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless the following conditions are met:

•	the fixed charge coverage ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0; and

•	the consolidated debt to adjusted EBITDA ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been no greater than 3.5 to 1.0,

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

The subsidiaries that guarantee the notes are those related to our cement business namely, Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C. and Calizas del Norte S.A.C., in liquidation.

Derivative Financial Instruments

As of December 31, 2017, we maintain cross currency swap hedging agreement in aggregate principal amount of US$300 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2017, our research and development group consisted of 10 geologists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications; and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2017.

Geographic Breakdown

Northern Region (thousands of metric tons)
Plant	2013	2014	2015	2016	2017	% share
C. Pacasmayo	2,110	2,051	2,022	2,004	1,981	18.6%
C. Selva	240	296	288	281	286	2.7%
Imports	34	40	12		38	0.4%
Total	2,384	2,387	2,322	2.285	2,305	21.7%

Central Region (thousands of metric tons)
Plant	2013	2014	2015	2016	2017	% share
UNACEM	5,612	5,701	5,546	5,110	4,993	46.8%
Caliza Inca	288	383	357	347	387	3.6%
Imports	465	461	507	490	313	2.9%
Total	6,365	6,545	6,410	5,947	5,693	53.3%

Southern Region (thousands of metric tons)
Plant	2013	2014	2015	2016	2017	% share
Grupo Yura	2,515	2,600	2,480	2,645	2,618	24.6%
Total	2,515	2,600	2,480	2,645	2,618	24.6%
Total Regions	11,264	11,532	11,212	10,877	10,616	100.0%

Sources: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru:

	Portland Cement			Other Portland Cements
Business	I	II	V	IP	I(PM)	MS	I Co
UNACEM	✓(1)	✓(1)	✓(1)	✓	✓
Cementos Pacasmayo	✓	✓(2)	✓	✓		✓(2)	✓
Cementos Selva	✓(1)	✓(1),(3)	✓(1),(3)				✓
Cementos Sur	✓	✓(2)	✓(2)	✓	✓
Yura	✓	✓(2)	✓(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.

(2)	Our Portland cement II is the same as our type MS/MH/R cement.

(3)	Manufactured upon request.

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

Although Peru has improved by 38 places on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, among other things, from 110th place in 2008 to 72nd in 2017, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes, to promotion of more public private partnerships (for example “taxes for infrastructure” which allows private companies to use part of their tax payments to directly finance infrastructure works).

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and one small plant, which own six cement producing companies:

•	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region;

•	UNACEM, which principally serves the central region;

•	Cementos Yura and Cementos Sur, which primarily serve the southern region; and

•	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the central region.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2017.

	Payments due by period
(in millions of S/)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge (principal portion)(1)	—	—	—	913.3	913.3
Interest payments	43.8	87.6	87.6	21.9	240.9
Hedge commission	26.1	52.2	52.2	13.0	143.5
Energy Supply (2)	6.0	—	—	—	6.0
Total	75.9	139.8	139.8	948.2	1,303.7

(1)	Does not include issuance costs.

(2)	Relates to take-or-pay contracts for the supply of gas to Cementos Pacasmayo.

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

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of nine directors and two alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

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

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. On March 24, 2017, the Annual Shareholder’s meeting was held and new directors were elected for the period 2017-2020. On December 19, 2017, Mr. Dionisio Romero Paoletti, Director, submitted his resignation to the Board of Directors. On February 12, 2018, Mr. Juan Francisco Correa Sabogal was appointed as his replacement.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Juan Francisco Correa Sabogal	Director	1974
Roberto Dañino Zapata	Director	1951
Carlos Miguel Heeren Ramos	Director	1968
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Hilda Ochoa-Brillembourg	Director	1945
Felipe Ortíz de Zevallos Madueño	Director	1947
Marco Antonio Zaldívar Garcia	Director	1960
Robert Patrick Bredthauer	Alternate director	1947
Manuel Bartolomé Ferreyros Peña	Alternate director, Chief Financial Officer	1966

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild serves as Director since April 1991 and is currently Chairman of the Board. He holds a Mechanical Engineering degree from Tufts University, Boston, United States. Mr. Hochschild is also the President of Hochschild Mining plc, Inversiones ASPI S.A. and the Board of Trustees of UTEC and TECSUP. He is also Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Fosfatos del Pacífico, Sociedad de Comercio Exterior del Perú (COMEX Perú), and of the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroleo y Energía). In addition, he is Vice-Chairman of the Silver Trust of Peru, and an expert consultant of the Economic Counsel of the Episcopal Conference.

José Raimundo Morales Dasso. Mr. Morales serves as Director since March 2008. He holds a Bachelor degree in Economics and Business Administration from Universidad del Pacífico and a Master in Business Administration from Wharton Business School, University of Pennsylvania, United States. Between 1970 and 1980 he worked in different positions on the Bank of America and Wells Fargo Bank. In 1980, he started to work at Banco de Crédito del Perú and served senior management positions. Mr. Morales worked as the Chief Executive Officer of Banco de Crédito del Perú from October 1990 to April 2008. Currently, he is Chairman of the Board of Atlantic Security Bank, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros. In addition, he is member of the Board of Directors Salmueras Sudamericanas, Fosfatos del Pacífico, Alicorp S.A.A., Pesquera Centinela S.A., Grupo Romero, Cerámica Lima S.A., Corporación Cerámica S.A., and Inversiones y Propiedades S.A. He is also a board member of the Peruvian Institute of Economics.

Juan Francisco Correa Sabogal. Mr. Correa serves as Director since February 2018. He completed Business Administration studies at Universidad de Lima and has an MBA from Wharton Business School, University of Pennsylvania. He was Managing Director with Lazard Freres LLC at its Midwest Advisory practice until July 2017, following a career of more than 11 years with that firm. Mr. Correa was one of the founding members of the practice and responsible for establishing the business and developing its client base in the U.S. Midwest across a variety of industries. Prior to that, Mr. Correa was a Director in Lazard’s Power, Energy & Infrastructure group out of New York, covering a variety of sub-sectors. Mr. Correa also held a number or responsibilities in connection to Lazard’s efforts in Latin America and was a member of the Board of Directors of MBA Lazard (Lazard’s former joint venture for Spanish speaking Latin America). Prior to joining Lazard, Mr. Correa held positions with RWE/Thames Water, Merrill Lynch and Banco de Crédito del Peru. In addition, Mr. Correa has advised a broad number of U.S. and international corporations in matters that are not in the public domain related to strategic and M&A activity, and corporate finance topics.

Roberto Dañino Zapata. Mr. Dañino serves as Director since 1995. In July 2001, he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney-at-law graduated from the schools of Law of Harvard University and Pontificia Universidad Católica del Perú. Mr. Dañino was the Ambassador of Peru to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer, Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Chairman of Everis (Peru) and Independent Director of Inversiones Centenario, Results for Development and LUMNI, as well as member of the Advisory Board of UBER Technologies, Open Society Foundation, and Goldman Sachs.

Carlos Heeren Ramos. Mr. Heeren serves as Director since March 2017. He is Executive Director of the University of Engineering and Technology (UTEC) and TECSUP, as well as Director in different nonprofit companies and organizations. He holds a bachelor’s degree in economics from Universidad del Pacífico, with a master degree in economics from the University of Texas at Austin. He previously served as partner in APOYO Consultoría. He is also Director of San Fernando, Interbank, Talma, Montana and other non-profit companies and institutions.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008 and Chief Executive Officer since April 2011. He has a Bachelor degree in Economics from Universidad del Pacífico and a Master degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of ASPI, Fosfatos del Pacífico S.A. and Salmueras. Moreover, he is Chairman of the Board of Trustees of Universidad del Pacífico, Director of Ferreycorp and has been Chairman of the Board of Directors of Fondo Mivivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia and Chief Executive Officer at Socosani S.A. He was recognized by Institutional Investor magazine as one of the three best CEO’s in the construction industry of Latin America for 2014, 2015, 2016 and 2017.

Hilda Ochoa-Brillembourg. Mrs. Ochoa-Brillembourg was appointed as a Director of Cementos Pacasmayo S.A.A. in October 2011. She holds a Bachelor of Science degree in Economics from Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration and is a Business Administration PhD candidate from Harvard Business School. She is the founder, and since 1987, President and Executive Director, of Strategic Investment Group and a group of affiliated investment management firms. In 2014 she was appointed Chairperson of the Board of Directors. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Mrs. Ochoa- Brillembourg is on the Board of Directors of S&P Global, where she is also a member of its audit and financial policy committees. Independent Director.

Felipe Ortíz de Zevallos. Mr. Ortiz de Zevallos studied at the Universidad Nacional de Ingeniería in Lima, at the University of Rochester in New York and at Harvard Business School. He is the founder and chairperson of Grupo Apoyo since 1977. Mr. Ortiz de Zevallos served as Ambassador of Peru to the United States from 2006 to 2009 where he was responsible for negotiating the US Congress’ approval of the Free Trade Agreement between both countries. He has been professor at Universidad del Pacífico and served as said university’s President from 2004 a 2006. He is currently an independent board member of various companies and non-profit organizations. In addition, he is currently President of the Asociación Civil Transparencia (Transparency Civil Association). He has received numerous awards, such as the IPAE Award in 1990, the Journalism Jerusalem Prize in 1998 and the Manuel J. Bustamante de la Fuente Award in 2008. In 2009, the Lima Chamber of Commerce paid tribute to Mr. Ortiz de Zevallos for these contributions to the social and economic development of Peru, and in 2011 the Ministry of Economy and Finance awarded him with the “Hipólito Unanue” award for his contributions to the country’s economic and financial development. He was “ad honorem” advisor to the President Kuczynski between August 2016 and December 2017. Independent Director.

Marco Antonio Zaldívar. Mr. Zaldívar is Chairman of the Board of the Lima Stock Exchange. He is a Certified Public Accountant, graduated from the University of Lima and the General Management Program at PAD, Universidad de Piura. He holds an MBA from the Adolfo Ibañez School of Management (USA). Previously, at Ernst & Young, he was a Partner of Risk Management and Regulatory Matters, Senior Partner of the Firm’s Audit and Business Advisory Division. He has also been Vice Dean of the Lima Public Accountants’ Association, President of the Board of Directors and Chairman of the Procapitales Corporate Governance Committee. He is currently Independent Director of Banco Santander del Perú, Edpyme Santander Consumo and Unión de Cervecerías Peruanas Backus y Johnston, among other positions, highlighting his extensive experience in corporate governance issues. Independent Director.

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

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is member of the Board of Directors of Fosfatos del Pacífico. Mr. Ferreyros has a Bachelor degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas - INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. He was recognized by Institutional Investor magazine as one of the three best CFO’s in the construction industry of Latin America for 2014, 2015, 2016 and 2017. Alternate Director.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Jorge Javier Durand Planas	General Counsel	1966	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Carlos Julio Pomarino Pezzia	Vice President, Cement and Building Solutions Business	1962	2009
Aldo Bertoli Estrella	Commercial Director	1969	2016
Carlos Paul Cateriano Alzamora	Corporate Social Responsibility Director	1957	2006
Martin Ferraro Murdock	Innovation Director	1982	2016
Rodolfo Ricardo Jordan Musso	Infrastructure and Engineering Director, Cement Business	1952	2009
Tito Alberto Inope Mantero	Building Solutions Director	1972	2015
Joaquin Larrea Gubbins	Special Projects Director	1974	2011
Diego Reyes Pazos	Supply Chain Director	1977	2013
Hugo Villanueva Castillo	Operations Director, Pacasmayo and Rioja Cement Plant	1962	2012

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been our General Counsel since 2008. Previously, he was General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers and the Corporate Governance and Performance Program at the Yale School of Management (USA). Mr. Durand currently also is a board member of Salmueras, Inversiones Aspi S.A. and Cementos Selva S.A. and he is member of the Board Committee of UTEC and TECSUP. In addition, Mr. Durand is alternate director of the National Confederation of Private Business Associations (CONFIEP).

Manuel Bartolomé Ferreyros Peña. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Carlos Julio Pomarino Pezzia. Mr. Pomarino acts as Vice President, Cement and Building Solutions Business since January 2012. He has a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master in Business Administration from Adolfo Ibañez School of Management and ESAN, pursued the Advanced Management Program at the Universidad de Piura and completed the Certification of Independent board members at Centrum Católica. He served as Commercial Officer of our Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining our Company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Aldo Bertoli Estrella. Mr. Bertoli acts as Commercial Director since May 2016. He has a degree in Business Administration from Universidad Pacífico and a Master’s in Business Management from Universidad de Piura. Before joining the company he worked for five years as Sales Manager in Perú – Ecuador- Bolivia at Pepsico Inc., he previously spent 12 years at Procter & Gamble in various commercial positions including four years in Bolivia as Country Manager.

Carlos Paul Cateriano Alzamora. Mr. Cateriano acts as Corporate Social Responsibility Director since June 2012. Previously, he was Human Resources Manager from 2006 to 2012. He studied Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as Head of Training at Banco Santander Perú S.A., and as a consultant at Polimeros y Adhesivos S.A.

Martin Ferraro Murdock. Mr. Ferraro serves as Innovation Director since July 2016. He holds a degree on Business Administration and Finance from the Universidad Peruana de Ciencias Aplicadas - UPC (Peruvian University of Applied Sciences) and a Master in Business Administration (MBA) from Stanford Graduate School of Business. Mr. Ferraro joined our Company in January 2004 and since then has served in different positions, most recently as Commercial Manager between June 2012 and December 2014, and Finance, IT and Administration Manager between January 2015 and June 2016.

Rodolfo Ricardo Jordan Musso. Mr. Jordan serves as Engineering and Infrastructure Director since January 2015. Previously he was Industrial Development Manager. He has a degree in Civil Engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining our Company he served as Chief Executive Officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Tito Alberto Inope Mantero. Mr. Inope serves as Building Solutions Director since January 2015. He is an economist, graduated from Universidad de Lima and has an MBA from the Universidad Peruana de Ciencias Aplicadas (UPC). Mr. Inope has worked at our company since 1996 and has held different management positions during the past 18 years.

Joaquin Larrea Gubbins. Mr. Larrea serves as Special Projects Director since October 2016. He holds a degree in Business Administration from Universidad de Lima (University of Lima) and a Master in Business Administration from the Kellogg School of Management. Prior to joining our Company, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. At Cementos Pacasmayo, he served as Business Manager of the Zinc Division for one year, as our Corporate Finance Head for five years, and as Central Manager of Corporate Development for five years.

Diego Reyes Pazos. Mr. Reyes serves as Supply Chain Director since July 2013. He has extensive experience in the supply chain, project development, design and implementation of systems/processes and financial analysis. He graduated with a degree in Business Administration from the University of Lima and received an MBA from the University of Piura. Before joining our Company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as Senior Business Process Expert for Latin America at SAB Miller, Project Manager in the Vice Presidency of Supply Chain at UCP Backus & Johnston, among others.

Hugo Pedro Villanueva Castillo. Mr. Villanueva serves as Operations Director for the Pacasmayo and Rioja cement plant since January 2012. Previously he was Operations Manager for Cementos Selva S.A. for over nine years. Mr. Villanueva has worked at our Company for over 20 years, holding different positions. Mr. Villanueva holds a Master degree in Business from EGADE and has taken coursework at the General Management Program at PAD, Universidad de Piura and Program for Senior Management at INCAE in Costa Rica. He has also participated in different specialty programs in the industry.

B.	Compensation

As of December 31, 2017, the total short term compensations amounted to S/22,705,000 (2016: S/21,752,000) and the total long term compensations amounted to S/11,401,000 (2016: S/16,088,000). This compensation included payments made in connection with the workers’ profit sharing required under Peruvian labor laws, which require us to distribute between 8% and 10% of our taxable annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2017 director compensation was approved at our annual shareholders’ meeting.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director or executive officer after expiration of his or her term.

Executive Compensation Plan

Our business operates in a competitive environment where highly trained professionals and executives are in demand. Continued expansion of the Peruvian economy over the past several years has created new opportunities resulting in additional competition for local talent. As a result, we have in place compensation plan to retain our key executives and attract new executives with the skills and experience required to achieve our strategic objectives and create long-term value for our shareholders. We believe that executive compensation should reward individual performance and the achievement of our strategic objectives.

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

Our compensation plan has been designed to compensate our executives through a combination of base salary, a cash bonus incentive and other benefits that we believe are fair and equitable to us and our shareholders and competitive in the market. We believe that the combination of salary, cash bonus incentive and other benefits help distinguish us from other companies in the cement industry in Peru, and serve as an important retention tool as we compete for executive talent. We also believe that it will provide an appropriate compensation structure to retain our executives, reward them for individual performance, and induce them to contribute to the creation of long-term value.

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

Base Salary

We compensate our executive officers and other employees with a base salary to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salaries provide stable compensation to executives, allow us to recruit and retain highly talented and dedicated executives and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance.

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

Our long-term bonus incentive program features the following key components:

•	available to senior executives who have been employed by our company at this level for at least four years;

•	at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

•	on the fifth or sixth anniversary of the creation or beginning of the bonus plan, the relevant executive will receive the amount accrued during the first four years;

•	additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation or beginning of the plan; and

•	if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

•	must be no older than 58 years at the time his or her participation in the incentive program begins;

•	must have at least four years as senior executives with either our company, or our subsidiaries or affiliates;

•	is a professional who is deemed to have characteristics that are attractive to the market; and

•	the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.	Board Practices

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

Audit Committee

Our audit committee is composed of three directors: Ms. Hilda Ochoa-Brillembourg, who is the chairman of the audit committee, Mr. Felipe Ortiz de Zevallos and Mr. Marco Antonio Zaldívar. All of the members of the audit committee qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Ms. Hilda Ochoa-Brillembourg and Mr. Marco Antonio Zaldívar also qualify as financial experts under SEC rules. The audit committee is responsible for (i) reviewing our financial statements; (ii) evaluating our internal controls and procedures, and identifying deficiencies; (iii) the appointment, compensation, retention; and (iv) oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

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

As of December 31, 2017, we had a total of 1,386 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2017	2016	2015
Management	35	30	35
Administrative personnel	1,032	1,004	1,002
Plant workers	319	297	507
Total (1)	1,386	1,331	1,544

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2017, approximately 10.1% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In February 2016, three-year Union Agreements were signed with our union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2017, approximately 11.4% of our employees were enrolled with the national public pension fund and 89.5% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2018, persons who are currently members of our board of directors and our executive officers held as a group 836,149 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2018. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 common shares.

Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Roberto Dañino, Mr. Carlos Heeren, Mr. Carlos Pomarino and Mr. Martín Ferraro own individually and in the aggregate less than 1% of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2018, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2018, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2018.

	As of March 31, 2018
	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	211,985,547	50.01%	—	—	211,985,547	45.67%
CPSAA (treasury shares)	—	—	36,040,497	89.48%	36,040,497	7.76%
RI—Fondo 2 (AFP Prima)	15,272,426	3.60%	—	—	15,272,426	3.29%
RI—Fondo 3 (AFP Prima)	11,979,550	2.83%	—	—	11,979,550	2.58%
Directors and officers(2)	836,149	0.20%	—	—	836,149	0.18%
American Depositary Receipt Program	70,097,971	16.54%	—	—	70,097,971	15.10%
Other shareholders	113,696,806	26.82%	4,238,397	10.52%	117,935,203	25.41%
Total	423,868,449	100.00%	40,278,894	100.00%	461,147,343	100.00%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2013 to December 31, 2017.

	As of December 31,
Shareholder	2017	2016	2015	2014	2013
ASPI	45.67%	45.67%	45.67%	50.94%	50.94%
CPSAA (treasury shares)	7.76%	6.41%	6.41%	—	—
IN—Fondo 2 (AFP Integra)	—	—	—	1.05%	1.05%
RI—Fondo 2 (AFP Prima)	3.29%	4.19%	5.10%	4.66%	4.71%
RI—Fondo 3 (AFP Prima)	2.58%	3.12%	4.29%	4.29%	4.78%
HO-Fondo 3 (AFP Horizonte)	—	—	—	—	—
HO-Fondo 2 (AFP Horizonte)	—	—	—	—	—
IN—Fondo 3 (AFP Integra)	—	—	—	0.78%	0.78%
PR—Fondo 2 (AFP Profuturo)	—	—	—	0.86%	0.86%
PR—Fondo 3 (AFP Profuturo)	—	—	—	0.50%	0.50%
American Depositary Receipt Program	15.10%	16.23%	16.66%	18.13%	18.38%
Other shareholders	25.41%	24.38%	21.87%	18.79%	18.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

On March 24, 2014, Mr. Eduardo Hochschild sold 1,310 of our common shares.

On October 14 and 15, 2015, ASPI sold 9,863,277 and 4,036,723, respectively, of our common shares. On October 15, 2015, we bought back 37,276,580 investment shares, which we currently hold in treasury.

On January 19, 2017, our management approved the buyback of an additional 7,911,845 investment shares, which we currently hold in treasury.

On March 1, 2018, we spun-off a portion of the net assets (consisting of the assets and liabilities) related to Fosfatos del Pacífico S.A. to Fossal S.A.A. (“FOSSAL”), and as a result our capital stock was reduced by approximately S/107,593,030, from S/531,461,479 to S/423,868,449.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2018, we estimate that there were 13,922,305 ADSs outstanding, which represented 16.42% of our common shares outstanding as of such date. As of December 31, 2017, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 17.

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

As of December 31, 2017, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/641,000 (US$197,470).

The following transactions have been entered into by us with related parties:

•	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of, S/330,000 in 2015, and S/326,000 in 2016 and S/336,000 in 2017.

•	We lease part of our headquarters as office space to ASPI and its affiliates. We received rental payments of S/334,000 in 2015; and S/374,000 in 2016; and S/386,000 in 2017.

•	We provide back office management and administrative services to ASPI and its affiliates, for which we received S/505,000 in 2015; and S/1,103,000 in 2016; and S/1,560,000 in 2017.

•	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,146,000 in 2015; and S/1,301,000 in 2016; and S/1,195,000 in 2017 for these services.

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

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2012 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share (in S/)
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000
2013	58,196,000	0.10000
2012	52,000,000	0.08935

At the annual shareholders’ meeting held on March 27, 2018, the shareholders of the Company approved the financial statements for fiscal year 2017 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2018 operating results.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC.” On April 24, 2018, the closing price per ADS as quoted on the New York Stock Exchange was US$12.27.

The following table sets forth for each of the most recent three months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	ADSs
(in US$)	High	Low
2017:
January	9.59	9.22
February	9.94	9.07
March	11.40	9.73
April	11.41	10.66
May	11.91	10.30
June	11.87	11.20
July	11.90	11.11
August	12.44	11.39
September	13.15	12.20
October	13.04	12.70
November	13.19	11.97
December	12.59	11.55
2018:
January	13.49	12.40
February	13.15	11.78
March	12.43	11.49
April (through April 24, 2018)	12.73	11.80

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1,” respectively. On April 24, 2018, the closing price per common share as quoted on the Lima Stock Exchange was S/8.00 and S/6.63 per investment share. Historically, the trading volume of our investment shares on the Lima Stock Exchange has been limited.

The following table sets forth for the five most recent full years the high and low closing prices in soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/)	High	Low	High	Low
2012	6.90	4.75	6.00	4.45
2013	7.85	5.45	6.50	3.75
2014	6.50	4.70	4.00	2.50
2015	5.45	3.57	2.60	2.25
2016	6.70	4.27	4.70	2.13
2017	8.59	5.96	6.80	4.20

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2015:
First quarter	5.45	4.64	2.50	2.45
Second quarter	5.15	4.37	2.60	2.46
Third quarter	5.27	3.80	2.60	2.25
Fourth quarter	5.00	3.57	—	—
2016:
First quarter	5.36	4.27	2.33	2.13
Second quarter	6.08	4.90	3.39	2.70
Third quarter	6.70	6.38	4.70	4.43
Fourth quarter	6.60	6.10	4.55	4.30
2017:
First quarter	7.50	5.96	4.80	4.20
Second quarter	7.62	6.90	4.82	4.70
Third quarter	8.41	7.35	5.90	4.50
Fourth quarter	8.59	7.75	6.80	6.00

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/)	High	Low	High	Low
2017:
October	8.50	8.35	6.50	6.00
November	8.59	7.90	6.80	6.15
December	8.20	7.75	6.32	6.00
2018:
January	8.40	8.05	6.50	6.50
February	8.33	7.90	6.65	6.55
March	8.15	7.57	6.65	6.65
April (through April 24, 2018)	8.10	7.85	6.65	6.63

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2017, there were 282 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2017, The Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2017, the Lima Stock Exchange had 225 shareholders.

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

Regulation of the Peruvian Securities Market

The Securities Market Law regulates certain securities matters, such as transparency and disclosure, corporate takeovers, capital market instruments and operations, the securities markets and broker-dealers, and credit-rating agencies. In 1996, the Peruvian Securities Commission, “Superintendencia del Mercado de Valores – SMV” , formerly known as the National Supervisory Commission for Securities and Companies (Comisión Nacional Supervisora de Empresas y Valores, or “CONASEV”), was given additional responsibilities relating to the supervision, regulation and development of the securities market, while the Lima Stock Exchange was granted the status of a self-regulatory organization. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange.

Pursuant to Law No. 29,782, published in the Peruvian Official Gazette, El Peruano, on July 28, 2011, the Peruvian Securities Commission is a governmental entity reporting to Peru’s Ministry of Economy and Finance with functional, administrative, economic, technical and budgetary autonomy.

The Peruvian Securities Commission is governed by the Superintendent and a five board-members confirmed by the Superintendent (who acts as President of the board) and four members appointed by the Peruvian Executive Power (one suggested by the Ministry of Economy and Finance, one suggested by the Peruvian Central Reserve Bank, one suggested by the Peruvian Superintendence of Banking, Insurance and Private Pension Funds and one independent member). The Peruvian Securities Commission has broad regulatory powers, including reviewing, promoting, and making rules regarding the securities market, supervising its participants, and approving the registration of public offerings of securities.

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

General

We are a publicly-held corporation under Peruvian Corporate law registered with the Public Registry of Corporations in Lima. We are currently listed on the Lima Stock Exchange.

The second article of our by-laws provides that our principal corporate purpose is mining and the production and sale of cement, quicklime and other construction materials in Peru and internationally.

We have common shares and investment shares.

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2018, 423,868,449 of our common shares were outstanding. As of March 31, 2018, there were 7,155 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2018, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2018, there were 385 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares and investment shares have the right to subscribe to new common shares and investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares; (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others; and (iii) results from a corporate reorganization. Holders of investment shares have preemptive rights to maintain their proportional ownership in our share capital.

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

Investment Shares

Under Peruvian Corporate Law, investment shares do not represent share capital. Accordingly, our balance sheet reflects the investment shares as a separate account from our share capital. Holders of investment shares are neither entitled neither to vote nor to participate in shareholders’ meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their par value, in the same manner as common shares. Investment shares also confer to the holders thereof the preemptive right to (i) maintain the current proportion of the investment shares in the case of a capital increase through new contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of assets resulting from a liquidation in the same manner as common shares; and, (iv) redeem the investment shares in case of a merger and/or change of business activity.

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

Changes to Peruvian tax law

In December 2016, the Peruvian Government approved an increase of the income tax rate from 28% to 29.5% to be effective from 2017 onwards.

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding tax, at a rate of 5% of the dividend paid. In December 2016, the Peruvian government approved the decrease in the withholding tax rate on dividend paid from 6.8% to 5% effective in 2017. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

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

Nevertheless, Law No. 30,341 was enacted on December 12, 2015 and took effect on January 1, 2016, and Legislative Decree No. 1262, which complements Law No. 30,341 took effect on January 1, 2017. Such law, which will be in effect until December 31, 2019, regulates an exception to a general rule. The exemption regulated in the law applies to the income from the sale of shares and other securities representing shares made through a centralized negotiation mechanism supervised by the Superintendency of Securities, where the shares disposed of are not 10% or more of the shares issued by a specific company.

Law No. 30,341 and the amendment through Legislative Decree No. 1262 includes the following provisions:

•	Securities covered by the exemption:

➢	American Depositary Receipts (ADR) and Global Depositary Receipts (GDRs);

➢	Exchange Trade Fund (ETF) units having underlying shares and / or debt securities as underlying;

➢	Debt securities;

➢	Certificates of participation in mutual funds for investment in securities;

➢	Certificates of participation in in Investment Fund in Real Estate Income (FIRBI) and certificates of participation in Trust for Securitization for Investment in Real Estate Income (FIBRA); and

➢	Negotiable invoices.

•	Requirements for application of the exemption:

➢	No transfer of 10% or more of the shares or securities representing shares in a period of twelve (12) months. In the case of ADRs and GDRs, this requirement will be determined by considering the underlying shares;

➢	In the case of shares or securities representing shares, the calculation of the percentage shall be determined based on the total number of shares of capital or account of investment shares at the time of disposal;

➢	The law indicates those operations to be considered for calculating this percentage, as well as those that do not;

➢	The securities must have a stock market presence. To determine if the securities have a stock market presence, the following shall be taken into account;

➢	Within 180 business days prior to the transfer, the number of days in which the daily negotiated amount has exceeded the limit established in the regulation shall be determined. This limit cannot be less than four (4) Tax Units (ITU) and will be established considering the volume of transactions that take place in the centralized negotiation mechanisms;

➢	The number of days determined according to what is indicated in the previous section will be divided between 180 and multiplied by 100; and

➢	The result cannot be less than the limit established by the regulation. This limit may not exceed thirty five percent (35%).

•	Loss of exoneration:

➢	If, after applying the waiver, the issuer delivers the values of the Securities Registry of the Stock Exchange, in whole or in part, in an act or progressively, within the 12 months following the sale, the exoneration Applied with respect to the values listed; and

➢	Those responsible for conducting the centralized trading mechanisms must notify SUNAT, in accordance with the procedure set forth in the regulations, of the securities whose registrations are canceled within 12 months of the sale.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the U.S. dollar.

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

Fees and expenses

JPMorgan Chase Bank, N.A., as depositary, pursuant to our Deposit Agreement, dated as of February 7, 2012, and the amendment dated February 21, 2017 (as so amended the “Deposit Agreement”), may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs or American Depositary Receipts representing ADSs (“ADRs”) are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

The Deposit Agreement is filed as Exhibit 2.2 to this annual report, and Amendment number 1 is incorporated by reference in this annual report. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dispute Resolution.”

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15€ and 15d-15€ of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2017. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2017, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2017, has been audited by Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company´s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Likewise, we are a public accounting firm registered with the Peruvian Board of Public Accountants Associations and are required to be independent with respect to the Company in accordance with International Auditing Standards approved for its application in Peru by the Peruvian Board of Public Accountants Associations.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Carlos Valdivia

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada Lima, Peru.

We have served as the Company’s auditor since 2002.

Lima, Peru

April 27, 2018.

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

Our Board of Directors has determined that Ms. Hilda Ochoa-Brillembourg and Mr. Marco Antonio Zaldivar, members of the audit committee, are “financial experts,” as such term is defined in the SEC rules. We have determined that Ms. Hilda Ochoa-Brillembourg and Mr. Felipe Ortiz de Zevallos and Mr. Marco Antonio Zaldívar are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2017, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2017 and 2016.

	Year Ended December 31,
(in thousands of S/)	2017	2016

Audit fees	1,332	1,491
Tax fees	358	196
Total fees	1,690	1,687

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

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In November 2013, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Good Corporate Governance Code for Peruvian Companies.” These principles are disclosed on the Peruvian Securities Commission web page at http:// http://www.smv.gob.pe/ and the Lima Stock Exchange web page at http://www.bvl.com.pe. Although we have implemented a number of these measures and are part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, we are not required to comply with the referred corporate governance guidelines by law or regulation, only to disclose whether or not we are in compliance.

ITEM 16H.	MINE SAFETY DISCLOSURE

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401)

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2A	Amendment N°. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

4.5

Addendum, effective February 1, 2016, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2016 (File No. 001-35401)

8.1	List of Subsidiaries incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2016 (File No. 001-35401)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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

Date: April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 27, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Likewise, we are a public accounting firm registered with the Peruvian Board of Public Accountants Associations and are required to be independent with respect to the Company in accordance with International Auditing Standards approved for its application in Peru by the Peruvian Board of Public Accountants Associations.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Carlos Valdivia

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

We have served as the Company’s auditor since 2002.

Lima, Peru,

April 27, 2018

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2017 and 2016

	Note	2017	2016
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	49,216	80,215
Trade and other receivables	7	99,518	81,121
Income tax prepayments		27,755	46,546
Inventories	8	373,020	346,535
Prepayments		3,846	7,909
Total current assets		553,355	562,326
Assets held for distribution	1.1	—	338,411
Non-current assets
Trade and other receivables	7	16,207	25,120
Prepayments		533	1,222
Available-for-sale financial investments	9	21,206	657
Derivative financial instruments	30	489	69,912
Property, plant and equipment	10	2,208,553	2,273,048
Exploration, evaluation and intangible assets	11	13,416	43,028
Deferred income tax assets	15	142	6,350
Other assets		214	549
Total non-current assets		2,260,760	2,419,886
Total assets		2,814,115	3,320,623
Liabilities and equity
Current liabilities
Trade and other payables	12	177,995	142,773
Income tax payable		2,431	3,464
Provisions	13	24,575	31,711
Total current liabilities		205,001	177,948
Liabilities directly related to assets held for distribution	1.1	—	2,704
Non-current liabilities
Interest-bearing loans and borrowings	14	965,290	998,148
Other non-current provisions	13	28,293	22,042
Deferred income tax liabilities	15	108,823	139,752
Total non-current liabilities		1,102,406	1,159,942
Total liabilities		1,307,407	1,340,594
Equity	16
Capital stock		423,868	531,461
Investment shares		40,279	50,503
Treasury shares		(119,005)	(108,248)
Additional paid-in capital		432,779	545,165
Legal reserve		160,686	188,075
Other reserves		(43,699)	(16,602)
Retained earnings		611,652	677,086
Equity attributable to equity holders of the parent		1,506,560	1,867,440
Non-controlling interests		148	112,589
Total equity		1,506,708	1,980,029
Total liabilities and equity		2,814,115	3,320,623

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Sales of goods	17	1,225,639	1,240,169	1,231,015
Cost of sales	18	(732,956)	(736,530)	(695,757)
Gross profit		492,683	503,639	535,258

Operating income (expenses)
Administrative expenses	19	(195,617)	(193,376)	(179,723)
Selling and distribution expenses	20	(46,567)	(39,899)	(31,481)
Impairment on brine project	1	(47,582)	—	—
Other operating income (expense), net	22	(4,357)	2,444	3,913
Total operating expenses, net		(294,123)	(230,831)	(207,291)
Operating profit		198,560	272,808	327,967

Other income (expenses)
Finance income	23	5,842	3,240	3,416
Finance costs	24	(73,759)	(75,397)	(36,807)
(Loss) gain from exchange difference, net	5	(2,226)	(2,541)	12,194
Total other expenses, net		(70,143)	(74,698)	(21,197)
Profit before income tax		128,417	198,110	306,770
Income tax expense	15	(47,032)	(78,627)	(89,383)
Profit for the year from continuing operations		81,385	119,483	217,387

Loss for the year from discontinued operations	1.1	(754)	(6,589)	(5,720)
Profit for the year		80,631	112,894	211,667

Attributable to:
Equity holders of the parent		93,782	116,174	215,532
Non-controlling interests		(13,151)	(3,280)	(3,865)
		80,631	112,894	211,667
Earnings per share	26
Basic profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)		0.21	0.21	0.38

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Profit for the year		80,631	112,894	211,667

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9(a)	37	221	(308)
Net (loss) gain on cash flows hedges	30(b)	(38,230)	(39,511)	10,832
Deferred income tax related to component of other comprehensive income	15	11,339	11,039	(4,019)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(c)	(243)	—	—
Other comprehensive income (loss) for the year, net of income tax		(27,097)	(28,251)	6,505

Total comprehensive income for the year, net of income tax		53,534	84,643	218,172

Total comprehensive income attributable to:
Equity holders of the parent		66,685	87,923	222,037
Non-controlling interests		(13,151)	(3,280)	(3,865)

		53,534	84,643	218,172

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for-sale investments	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2015	531,461	50,503	—	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the year	—	—	—	—	—	—	—	215,532	215,532	(3,865)	211,667
Other comprehensive income	—	—	—	—	—	(229)	6,734	—	6,505	—	6,505
Total comprehensive income	—	—	—	—	—	(229)	6,734	215,532	222,037	(3,865)	218,172

Appropriation of legal reserve, note 16(e)	—	—	—	—	21,553	—	—	(21,553)	—	—	—
Acquisition of treasury shares, note 16(c)	—	—	(108,248)	—	—	—	—	—	(108,248)	—	(108,248)
Dividends, note 16(g)	—	—	—	—	—	—	—	(162,950)	(162,950)	—	(162,950)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	28,475	28,475
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(325)	—	—	—	—	(325)	325	—

Balance as of December 31, 2015	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	—	—	—	—	—	—	—	116,174	116,174	(3,280)	112,894
Other comprehensive income	—	—	—	—	—	156	(28,407)	—	(28,251)	—	(28,251)
Total comprehensive income	—	—	—	—	—	156	(28,407)	116,174	87,923	(3,280)	84,643

Appropriation of legal reserve, note 16(e)	—	—	—	—	11,617	—	—	(11,617)	—	—	—
Dividends, note 16(g)	—	—	—	—	—	—	—	(155,236)	(155,236)	—	(155,236)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	4,488	4,488
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(8,301)	—	—	—	—	(8,301)	8,301	—

Balance as of December 31, 2016	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the year	—	—	—	—	—	—	—	93,782	93,782	(13,151)	80,631
Other comprehensive loss	—	—	—	—	—	(145)	(26,952)	—	(27,097)	—	(27,097)
Total comprehensive income	—	—	—	—	—	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve, note 16(e)	—	—	—	—	9,379	—	—	(9,379)	—	—	—
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	491	491
Acquisition of treasury shares, note 16(c)	—	—	(34,216)	—	—	—	—	—	(34,216)	—	(34,216)
Splitting effects of equity block, note 1.1	(107,593)	(10,224)	23,459	(118,569)	(36,957)	—	—	—	(249,884)	(100,357)	(350,241)
Dividends, note 16(g)	—	—	—	—	—	—	—	(149,837)	(149,837)	—	(149,837)
Terminated dividends, note 16(g)	—	—	—	—	189	—	—	—	189	—	189
Impairment on brine project, note 1.2	—	—	—	6,759	—	—	—	—	6,759	—	6,759
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(576)	—	—	—	—	(576)	576	—

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	—	(43,699)	611,652	1,506,560	148	1,506,708

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		127,112	185,122	297,909
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10 and 11	124,206	111,266	70,810
Finance costs	24	73,759	75,397	36,807
Impairment on brine project	1.2	47,582	—	—
Long-term incentive plan	21	11,401	16,088	14,159
Provision of impairment of inventories, net	8	2,718	3,493	8,909
Adjustment as a result of physical inventories		2,700	4,683	2,548
Estimation of impairment of trade and other accounts receivables	20	1,190	114	315
Unrealized exchange difference related to monetary transactions		185	(1,268)	(10,029)
Finance income	23	(5,842)	(3,251)	(3,478)
Net (gain) loss on disposal of property, plant and equipment	22	(42)	3,445	(6,674)
Net gain on sale of available-for-sale investments	9(c)	(243)	—	—
Change in the estimation of rehabilitation costs	22	—	5,259	514
Other operating, net		477	220	1,217

Working capital adjustments
(Increase) decrease in trade and other receivables		(31,178)	28,079	(6,230)
Decrease (increase) in prepayments		4,662	(734)	(1,985)
(Increase) decrease in inventories		(31,863)	(49,967)	5,135
Increase (decrease) in trade and other payables		14,083	(36,203)	2,949
		340,907	341,743	412,876
Interest received		2,251	2,619	3,176
Interest paid		(52,346)	(48,000)	(43,200)
Income tax paid		(40,404)	(54,683)	(97,208)

Net cash flows from operating activities		250,408	241,679	275,644
Which includes cash used in discontinued operations for	1.1	(2,611)	(14,647)	(9,421)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2017	2016	2015
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(71,355)	(126,449)	(471,179)
Purchase of exploration and evaluation assets		(6,331)	(10,619)	(12,187)
Proceeds from sale of property, plant and equipment		6,353	1,441	7,499
Proceeds from sale of available-for-sale investment	9(c)	694	—	—
Net cash flows used in investing activities		(70,639)	(135,627)	(475,867)

Which includes cash used in investment activities of discontinued operations for	1.1	(6,410)	(22,352)	(42,737)

Financing activities
Dividends paid		(124,993)	(154,401)	(162,168)
Purchase of treasury shares	16(c)	(34,216)	—	(108,218)
Payment of hedge finance cost		(26,708)	(27,624)	(15,898)
Contribution of non-controlling interests	16(h)	491	4,488	28,475
Net cash flows used in financing activities		(185,426)	(177,537)	(257,809)

Which includes cash provided by financing activities of discontinued operations for	1.1	—	4,015	28,198

Net decrease in cash and cash equivalents		(5,657)	(71,485)	(458,032)
Net foreign exchange difference		(185)	1,268	35,540
Cash and cash equivalents as of January 1	6	80,215	158,007	580,499
Cash transferred to discontinued operations	1.1	(34,178)	—	—
Change in cash and cash equivalents of discontinued operations		9,021	(7,575)	—

Cash and cash equivalents as of December 31	6	49,216	80,215	158,007
Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		185	(1,268)	(10,029)
Purchase of property, plant and equipment, pending liquidation		—	—	7,441
Sale of property, plant and equipment, pending collection		—	8,419	4,034
Deferred income tax on costs related to the purchase of treasury shares	15	—	—	30

See transfer of net assets and impairment on brine project that did not generated cash flows in notes 1.1 and 1.2.

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2017, 2016 and 2015

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2017 and 2016. The Company’s registered address is Calle La Colonia No. #150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of December 31, 2017 and 2016 was authorized by the Company’s Management on April 27, 2018.

As of December 31, 2017, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (in liquidation).

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells blocks, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete. In May 2017, Distribuidora Norte Pacasmayo S.R.L. formed Prefabricados del Pacífico S.A.C., a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

-	Salmueras Sudamericanas S.A. (“Salmueras”) which is engaged in the exploration of a brine project located in the northern region of Peru. To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.2 below.

-	Calizas del Norte S.A.C. (in liquidation), is engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C., in order to contract a third party to provide the services performed by this subsidiary.

As explained above, as of December 31, 2017 and 2016, the Company has a 100% interest in all its subsidiaries, except the following listed below:

	2017	2016
Subsidiary	%	%

Salmueras Sudamericanas S.A.	74.90	74.90
Fosfatos del Pacífico S.A.	—	70.00

1.1	Spin-off project -

In September 2016, the Company’s General Shareholders’ Meeting approved a spin-off project that will allow the transfer of a portion of net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project is to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplates that for each common and investment share of the Company, each shareholder will receive approximately 0.20 common and investment shares of Fossal S.A.A. and approximately 0.80 common and investment shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in that sense, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced by S/100,357,000.

As of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A. were owned by the Company (treasury shares). As a consequence, the Company received 9,148,373 investment shares of Fossal S.A.A. The transaction was recorded with a debit to available-for-sale investments, at cost, in an amount of S/21,206,000 and a credit to equity of S/23,459,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000. See note 9(a).

Notes to the consolidated financial statements (continued)

As of December 31, 2016, Fosfatos del Pacífico S.A. was classified as a group of assets (along with related liabilities) held for distribution to shareholders and as a discontinued operation.

The net assets to be transferred are presented in the segment denominated “Other” in Note 31.

Below the detail of the results generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), which have been included in the consolidated statements of profit or loss for the years 2017, 2016 and 2015:

	Fosfatos del Pacífico S.A. (net of intercompany transactions)
	2017 (From Jan 1, 2017 to March 31, 2017)	2016	2015
	S/(000)	S/(000)	S/(000)

Sales	11	2,044	—
Cost of sales	(626)	(6,881)	—
Administrative expenses	(660)	(6,352)	(8,868)
Other income (expense)	153	(1,006)	(212)
Finance income	2	11	62
(Loss) gain from exchange difference, net	(185)	(804)	157

Loss from discontinued operations before income tax	(1,305)	(12,988)	(8,861)
Income tax	551	6,399	3,141

Loss for the year from discontinued operations	(754)	(6,589)	(5,720)

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

Notes to the consolidated financial statements (continued)

As of March 1, 2017, the assets and liabilities of Fosfatos del Pacífico S.A. (net of intercompany eliminations), that were transferred mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173

382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

Notes to the consolidated financial statements (continued)

1.2	Impairment on brine project -

The Company has decided to prioritize its investments in the development of products related to the manufacture and sale of cement and construction solutions; therefore, the disposal of investments that are not in line with the strategic plan has been approved. As a result of this decision, in the fourth quarter of 2017, the Company decided not to continue with the brine project. The consolidated financial statements of the Company include a charge to results related to the impairment on the assets of this project, as detailed below:

	Salmueras Sudamericanas S.A.	Cementos Pacasmayo S.A.A.	Total consolidated
	S/(000)	S/(000)	S/(000)

Assets -
Income tax prepayments	(5,654)	—	(5,654)
Property, plant and equipment (note 10)	(1,732)	—	(1,732)
Exploration and evaluation assets (note 11)	(33,469)	—	(33,469)
Other current liabilities	32	—	32
Additional paid in capital	—	(6,759)	(6,759)

Total impairment	(40,823)	(6,759)	(47,582)
Income tax	(6,937)	17,087	10,150

Total	(47,760)	10,328	(37,432)

Attributable to -
Equity holders of the parent	(35,772)	10,328	(25,444)
Non controlling interests	(11,988)	—	(11,988)

	(47,760)	10,328	(37,432)

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2017, 2016 and 2015:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2017	2016	2017	2016	2017	2016	2017	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	244,386	260,927	34,969	36,477	209,417	224,450	37,467	37,361	244,386
Fosfatos del Pacífico S.A.	—	339,236	—	3,495	—	335,741	(1,216)	(9,010)	—
Distribuidora Norte Pacasmayo S.R.L. and subsidiary	243,568	211,787	119,182	87,182	124,386	124,605	(220)	11,242	243,568
Empresa de Transmisión Guadalupe S.A.C.	42,136	49,339	1,397	724	40,739	48,615	124	504	42,136
Salmueras Sudamericanas S.A.	587	47,661	—	382	587	47,279	(50,942)	(2,300)	587
Calizas del Norte S.A.C. (in liquidation)	713	1,219	7	409	706	810	(121)	407	713

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for some available-for-sale financial investments and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2017 that did not require the restatement of previous financial statements, as explained in Note 2.3.20.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2017 and 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, and iii) the Group’s voting rights and potential voting rights.

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

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purpose of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at fair value through profit or loss

-	Loans and receivables

-	Held-to-maturity investments

-	Available for sale financial investments

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments as defined by the International Accounting Standard (IAS) 39.

Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit or loss.

The Group has not designated any financial assets at fair value through profit or loss as of December 31, 2017 and 2016.

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

Notes to the consolidated financial statements (continued)

The Group did not have any held-to-maturity investments during the years ended December 31, 2017 and 2016.

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

Investments in equity instruments that do not have an active market price and whose fair value cannot be measured reliably are measured at cost.

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

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2017 and 2016. See note 9.

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

Impairment of financial assets -

Further disclosures relating to impairment of financial assets are also provided in the following notes:

-	Disclosures for significant assumptions, note 3

-	Financial assets, note 30

-	Trade and other receivables, note 7

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

Notes to the consolidated financial statements (continued)

(ii)	Financial liabilities -

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

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2017 and 2016.

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

The Group measures financial instruments such as derivative financial instruments and some available-for-sale investments at fair value at each statement of financial position date. Fair value related disclosures for financial instruments that are measured at fair value or where fair values are disclosed are summarized in note 30.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

(v)	Derivative financial instruments and hedge accounting -

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

2.3.4	Non-current assets held for distribution to equity holders of the parent and discontinued operations –

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

Additional disclosures are provided in note 1.1. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

2.3.5	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials

-	Purchase cost determined using the weighted average method.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Purchase cost.

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

Notes to the consolidated financial statements (continued)

2.3.9	Mining concessions –

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss. As of December 31, 2017, the Company has recognized an impairment on the brine project. See note 1.2.

As of December 31, 2017 and 2016, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.10	Mine development costs and stripping costs -

Mine development costs –

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

As of December 31, 2017 and 2016, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

Notes to the consolidated financial statements (continued)

2.3.11	Exploration, evaluation and intangible assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

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

Notes to the consolidated financial statements (continued)

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

If any indication exists, the Group exploration and evaluation assess for impairment is required. As of December 31, 2017, the Company has recognized an impairment on the brine project. See note 1.2.

Intangible assets includes software licenses with defined useful lives between one and ten years and are amortized using the straight-line method over the estimated useful lives of such assets.

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

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired. As a result of the analysis performed, on December 31, 2017, the Company recognized an impairment charge on the brine project. See note 1.2.

Notes to the consolidated financial statements (continued)

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

As of December 31, 2017 and 2016, the Group only has a rehabilitation provision for the closing of the quarries exploited in operations and for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

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

2.3.17	Taxes –

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

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

Mining royalties –

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

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On January, 2017 and October, 2015, the Company acquired 7,911,845 and 37,276,580, respectively of its investment shares which are presented as a reduction of equity, for further details, see note 16(c).

2.3.19	Current versus non-current classification -

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

-	Expected to be realized or intended to sold or consumed in normal operating cycle.

-	Held primarily for the purpose of trading.

-	Expected to be realized within twelve months after the reporting period, or

-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

-	Expected to be settled in normal operating cycle.

-	Held primarily for the purpose of trading.

-	Due to be settled within twelve months after the reporting period, or

-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.20	New amended standards and interpretations -

The Group applied for the first time certain standards and amendments in 2017, although these new standards and amendments did not have a material impact on the consolidated financial statements of the Group. A summary of the new standards related to the Group is described below:

-	Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information for both the current and the comparative period in note 29.

-	Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Notes to the consolidated financial statements (continued)

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

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

-	Capital management, note 29.

-	Financial instruments risk management and policies, note 29.

-	Sensitivity analyses disclosures, note 29.

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

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.8, 2.3.9, 2.3.10 and 2.3.11.

-	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.10, 2.3.11 and note 11.

-	Ore reserve and resource estimates – note 2.3.12.

-	Review of asset carrying values and impairment charges – note 2.3.2, 2.3.13 and note 10.

-	Income tax – notes 2.3.17 and 15.

-	Cash flow hedges – notes 2.3.2(vi) and 30(b).

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. The Group expects an impact on its consolidated financial statements for the fair value valuation of its available for sale financial investments as, an increase on assets and equity, as follows:

(a)	Classification and measurement

The Group expects a significant impact on its balance sheet and equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. Equity shares without an active market currently recognized as available-for-sale (AFS) at cost for S/21,206,000 will, instead, be measured at fair value through other comprehensive income (OCI), which will increase volatility in OCI. The impact of the change in measurement of AFS through OCI, has been estimated in S/4,002,000.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

(b)	Impairment

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, due to the nature of its loans and receivables, the loss allowance will be immaterial.

(c)	Hedge accounting

The Group determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has chosen not to retrospectively apply IFRS 9 on transition to the hedges where the Group excluded the forward points from the hedge designation under IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not have a significant impact on Group’s financial statements.

Notes to the consolidated financial statements (continued)

(d)	Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, other items of the primary financial statements such as deferred taxes, assets held for sale and liabilities associated with them, will be adjusted as necessary.

In summary, the impact of IFRS 9 adoption is expected to be, as follows:

S/(000)

Assets -
Available for sale financial investments	5,677
Deferred income tax liability	(1,675)

4,002

Liability and equity -
Other comprehensive income	4,002

4,002

-	IFRS 15 Revenue from Contracts with Customers

IFRS 15, issued in May 2014 and amended in April 2016, establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018.

The Group plans to adopt the new standard on the required effective date using the full retrospective method. During 2016, the Group performed a preliminary assessment of the impact of IFRS 15, which was continued with a more detailed analysis completed in 2017.

The Group is in the business of production and commercialization of cement, blocks, concrete and quicklime, as well as the commercialization of construction supplies. These goods are sold in identified contracts with customers.

Notes to the consolidated financial statements (continued)

(a)	Sale of goods

For contracts with customers in which the sale of goods is expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on the Group’s revenue and profit or loss. The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

In preparing to implement the requirements of IFRS 15, the Group is considering the following:

Variable consideration -

Some contracts with customers provide return rights and trade discounts or volume discounts.

If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception and updated thereafter.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. The Group expects that application of the constraint will result in more revenue being deferred than under current IFRS.

(i)	Commercial agreements –

The Group has commercial agreements for the sale of its products with certain customers. In accordance with the current accounting policy, the Group recognizes these payments as a debit in the caption “Selling and distribution expenses” with credit in the caption “Trade and other payables”.

In accordance with IFRS 15, contract combination criteria should be used if they are negotiated as a package with a single commercial objective. The Company applied the requirements of IFRS 15 and concluded that in 2017 it would be necessary to make an adjustment as follows: the revenue from the sale of cement and the selling and distribution expenses would both decrease by S/2,898,000.

(ii)	Loyalty programe –

Under IFRIC 13 Customer Loyalty Programes, the loyalty program offered by the Group in the sale of cement results in the allocation of part of the price of the transaction to the loyalty program using the fair value of the points issued and the recognition of deferred revenue in relation to the points issued but not yet redeemed or expired. The Group concluded that under IFRS 15 the loyalty programe gives rise to a separate performance obligation, since it generally provides a material right to the customer. According to IFRS 15, the Group will need to allocate a portion of the transaction price to the loyalty programe based on the relative stand-alone selling price, instead of the allocation using the fair value of points issued, as it is done in accordance with IFRIC 13. The Group determined that less revenue should be attributed to the goods sold compared to the existing accounting policy.

When IFRS 15 is adopted, the following adjustments are expected to the current fiscal year: the revenue from the sale of cement and the selling and distribution expenses would both decrease by S/1,819,000.

Notes to the consolidated financial statements (continued)

(b)	Rendering of services

Transportation services are provide in the business of production and commercialization of cement, blocks, concrete and quicklime. These services are rendered together with the sale of goods to customers.

Under the current policy, the Group registers transportation services as separate benefits from sales of goods when they are sold together. The consideration of the transportation services is differentiated from the consideration for the sale of goods, and is assigned using prices list of each operation.

Under IFRS 15, allocation will be made based on relative stand-alone selling prices. Hence, the allocation of the consideration would not be affected.

The Group concluded that the transportation services are satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Group. Consequently, under IFRS 15 the Group would continue to recognize revenue for these service in conjunction with the revenue from the sale of goods.

(c)	Presentation requirements and disclosures –

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgments made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. In 2017 the Group continued testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Notes to the consolidated financial statements (continued)

(d)	Other adjustments

In addition to the major adjustments described above, on adoption of IFRS 15, other items of the primary financial statements such as deferred taxes, will be affected and adjusted as necessary. The recognition and measurement requirements in IFRS 15 are also applicable for recognition and measurement of any gains or losses on disposal of non-financial assets (such as items of property and equipment and intangible assets), when that disposal is not in the ordinary course of business. However, on transition, the effect of these changes is not expected to be material for the Group.

In summary, the impact of IFRS 15 adoption is expected to be, as follows:

Impact on equity (increase/(decrease)) as December 31, 2017:

S/(000)

Sales of goods	(4,717,000)
Selling and distribution expenses	4,717,000

Net impact on profit for the year	—

Attributable to
Equity holders of the parent	(4,717,000)
Non-controlling interests	—

(4,717,000)

The profit per share will not be affected by the adoption of IFRS 15.

-	IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

Notes to the consolidated financial statements (continued)

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain exemptions.

In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

-	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis. Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after:

(i)	The beginning of the reporting period in which the entity first applies the interpretation, or

(ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application of interpretation is permitted and must be disclosed. However, since the Group’s current practice is in line with the Interpretation, the Group does not expect any effect on its consolidated financial statements.

-	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

Notes to the consolidated financial statements (continued)

The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately

-	The assumptions an entity makes about the examination of tax treatments by taxation authorities

-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

-	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition exemptions are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

-	Annual Improvements 2014-2016 Cycle (issued in December 2016)

These improvements include:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Deletion of short-term exemptions for first-time adopters - Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. The amendment is effective from January 1, 2018. This amendment is not applicable to the Group.

IAS 28 Investments in Associates and Joint Ventures - Clarification that measuring investees at fair value through profit or loss is an investment-by-investment choice. The amendments clarify that:

-	An entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. This election can be made separately for each investment.

Notes to the consolidated financial statements (continued)

-	If an entity, that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which: (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

The amendments should be applied retrospectively and are effective from January 1, 2018, with earlier application permitted. If an entity applies those amendments for an earlier period, it must disclose that fact.

These amendments are not applicable to the Group.

-	Annual improvements to IFRS - 2015-2017 Cycle

The IASB has made the following amendments to the rules:

IFRS 3 Business Combinations – Interest previously held in a joint operation

These amendments clarify that, when an entity obtains control of a business that was previously a joint operation, it must apply the requirements of the business combinations carried out in stages, reassessing the fair value of the shares previously held in the assets and liabilities of the joint operation. These changes will be applied to business combinations whose acquisition date is in the periods beginning on January 1, 2019 or later, allowing early application.

IFRS 11 Joint arrangements - Units previously held in a joint operation

These amendments clarify that, when an entity participates, but has no control, in a joint operation and obtains joint control of that joint operation, which is a business in accordance with IFRS 3, it will not revalue previously held participation in the assets and liabilities of the joint operation to fair value. These modifications will be applied to transactions in which joint control is obtained for the periods beginning on or after January 1, 2019, allowing early application.

IAS 12 Income tax - Consequences of payments of financial instruments classified in equity

The amendments clarify that the tax consequences of the dividends depend more on the transactions or past events that generated that distributable profit than on the distribution to the owners. Therefore, an entity recognizes the tax consequences of a dividend in results, in other comprehensive income or in equity depending on how the entity recorded those transactions or past events. These modifications will be applied to the periods beginning on January 1, 2019 or later, allowing early application. When an entity applies these amendments for the first time, it will do so from the start date of the oldest comparative period.

Notes to the consolidated financial statements (continued)

IAS 23 Interest costs - Capitalized interest costs

The amendments clarify that an entity considers part of its general interest costs any interest costs originally incurred to develop a qualified asset when substantially all the activities necessary to prepare the asset for its use or sale have been completed. These modifications will be applied to the interest costs incurred in the periods beginning on January 1, 2019 or later, allowing early application.

Amendments to IAS 28 - Long-term investments in associates and joint arrangements

These amendments clarify that an entity must apply IFRS 9 Financial Instruments to long-term investments in associates or joint arrangements to which the equity method is not applied, but which in substance form part of the net investment in the associate or in the joint agreement. This clarification is relevant, since it implies that the expected credit loss model of IFRS 9 must be applied to said investments. It is also clarified that, when applying IFRS 9, the entity will not take into account any loss of the associate or the joint arrangement or any impairment loss of the net investment that was recorded as an adjustment to the net investment in the associate or in the joint agreement for the application of IAS 28 Investments in associates and joint agreements. The amendments include an example that illustrates how entities should apply the requirements of IAS 28 and IFRS 9 to these long-term investments. These modifications will be applied retroactively, with certain exceptions, to the periods beginning on January 1, 2019 or later, allowing early application.

Modifications to IAS 40 - Transfers of investment properties

The amendments clarify when an entity should transfer real estate, including those that are under construction or development, from or to investment properties. The modifications establish that the change of use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of such change in use. A mere change in management intentions does not provide evidence of change of use. Entities must apply the changes prospectively to changes in use that occur on or after the beginning of the year in which the entity applies the amendments for the first time. An entity should reassess the classification of property held on that date and, if applicable, reclassify the property to reflect the conditions existing on that date. The retroactive application in accordance with IAS 8 is only permitted if it is possible to do so without using information obtained subsequently. These modifications are effective for the periods beginning on January 1, 2018 or later, allowing early application. The Group will apply these modifications when they come into force. However, given that the Group’s current practice is in line with the clarifications issued, the Group does not expect any effect in its consolidated financial statements.

Notes to the consolidated financial statements (continued)

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2017, the exchange rates for transactions in United States dollars, published by this institution, were S/3.238 for purchase and S/3.245 for sale (S/3.352 for purchase and S/3.360 for sale as of December 31, 2016).

As of December 31, 2017 and 2016, the Group had the following assets and liabilities in United States dollars:

	2017	2016
	US$(000)	US$(000)

Assets
Cash and cash equivalents	1,157	3,371
Trade and other receivables	7,764	5,517
Advances to suppliers for work in progress	5,534	2,733
Assets held for distribution	—	1,885
	14,455	13,506

Liabilities
Trade and other payables	(18,274)	(15,224)
Liabilities held for distribution	—	(379)
Interest-bearing loans and borrowings	(300,000)	(300,000)
	(318,274)	(315,603)

	(303,819)	(302,097)
Cross currency swap position	300,000	300,000

Net monetary position	(3,819)	(2,097)

As of December 31, 2017 and 2016, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for its Senior Notes denominated in US dollars. See note 14.

During 2017 and 2016, the net loss originated from exchange differences was approximately S/2,226,000 and S/2,541,000, respectively; during 2015 the net result from exchange differences was a gain of S/12,194,000. All these results were presented in the “(Loss) gain from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cash on hand	1,088	1,391	1,388
Cash at banks (b)	24,128	28,424	46,419
Short-term deposits (c)	24,000	50,400	110,200

	49,216	80,215	158,007

(b)	Cash at banks is cash denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	As of December 31, 2017, 2016 and 2015, short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2018, 2017 and 2016, respectively.

During the years 2017, 2016 and 2015, the term deposits generated interests of S/1,342,000, S/2,154,000 and S/2,587,000, respectively. See note 23. From these amounts S/159,000 and S/114,000 are pending of collection as of December 31, 2017 and 2016, respectively. See note 7(a).

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	81,299	68,529	—	—
Indemnification from insurance, note 22(b)	9,380	—	—	—
Other receivables from sale of fixed assets	3,574	2,780	3,221	5,639
Accounts receivable from Parent company and affiliates, note 25	1,372	704	—	—
Loans to employees	1,091	1,972	—	—
Interests receivables, note 6(c)	159	114	—	—
Funds restricted to tax payments	73	353	—	—
Other accounts receivable	2,036	4,069	—	—
Allowance for doubtful accounts (d)	(1,685)	(781)	—	—
Financial assets classified as receivables (e)	97,299	77,740	3,221	5,639
Value-added tax credit (c)	2,177	2,752	3,745	9,511
Tax refund receivable (c)	42	629	9,241	9,970

Non-financial assets classified as receivables	2,219	3,381	12,986	19,481

	99,518	81,121	16,207	25,120

(b)	Trade account receivables are interest bearing and generally have 30-90 day maturities.

(c)	As of December 31, 2016, the value-added tax credit is mainly related to the activities of Salmueras Sudamericanas S.A. (Salmueras). According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated by sales. During 2017, the Group has recognized an impairment on the brine project, as a consequence the Group wrote-off value-added tax credit for S/5,654,000, see note 1.2.

Notes to the consolidated financial statements (continued)

As of December 31, 2017, the value-added tax credit is mainly related to the activities of Empresa de Transmisión Guadalupe S.R.L. and will be compensated against the value-added tax generated by the sales of this subsidiary. As of December 31, 2017 and 2016, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/9,241,000 and S/9,970,000, respectively. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group’s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

(d)	The movement of the allowance for doubtful accounts is as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Opening balance	781	667	352
Additions, note 20	1,190	114	315
Write-off	(286)	—	—

Ending balance	1,685	781	667

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2017 and 2016, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017	100,520	79,795	7,549	1,612	1,710	453	9,401
2016	83,379	58,865	17,551	1,477	651	374	4,461

See note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2017	2016
	S/(000)	S/(000)

Goods and finished products	27,386	21,427
Work in progress	105,882	107,882
Raw materials	74,477	71,248
Packages and packing	1,975	2,045
Fuel and carbon	26,986	29,033
Spare parts and supplies	141,623	117,643
Inventory in transit	4,093	3,941
	382,422	353,219
Less - Provision for inventory obsolescence and net realizable value (b)	(9,402)	(6,684)

	373,020	346,535

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Opening balance	6,684	14,055	5,146
Additions	3,183	1,725	9,335
Recoveries	(465)	(226)	(426)
Disposals	—	(8,870)	—

Final balance	9,402	6,684	14,055

9.	Available–for-sale financial investments

(a)	Movement in available-for-sale financial investments is as follow:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Beginning balance	657	436	744
Investment shares from spin-off, note 1.1	21,206	—	—
Fair value change recorded in other comprehensive income	37	221	(308)
Disposals (c)	(694)	—	—

Ending balance	21,206	657	436

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2017, the balance of financial investments available-for-sale corresponds to the investment shares of Fossal S.A.A. owned by the Company, as a result of the execution of the spin-off project, which are recorded at cost. See notes 1.1. and 2.3.2.

(c)	As of December 31, 2016, financial investments available-for-sale included 256,624 shares of Unión Andina de Cementos S.A.A. (UNACEM), which are publicly traded on the Lima Stock Exchange (BVL) and whose fair value is determined based on public price quotes. On December 14, 2017, the Company sold its available-for-sale financial investments in UNACEM for S/694,000. As a result of this sale, the Company transferred a gain of S/243,000 from the consolidated statement of other comprehensive income to the consolidated statement of profit or loss.

Available-for-sale financial investments include the following as of December 31, 2016:

	2016
	Cost	Unrealized gain	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	207	657

Total	450	207	657

(d)	The breakdown of the investments in equity securities held for the years 2017 and 2016 is as follows (number of shares):

	2017	2016

Fossal S.A.A.(*)	9,148,373	—
Unión Andina de Cementos S.A.A. (**)	—	256,624

(*)	Represents 7.76% of its common shares.

(**)	Represents 0.016% of its common shares.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interests	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2016	79,217	125,127	219,240	436,670	986,642	31,097	125,286	53,014	4,575	61,595	890,746	3,013,209
Additions	484	4,944	44	—	13,297	109	2,651	1,803	1,488	—	82,362	107,182
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	3,309	—	3,309
Disposals	—	—	—	—	(13,661)	(9)	(7,020)	(18)	—	—	(871)	(21,579)
Transfers	136	1,473	61	240,992	515,631	19	502	1,307	—	—	(758,749)	1,372
Assets held for distribution	(3,029)	(89,959)	—	(20,114)	(65,525)	(703)	(1,711)	(2,605)	—	—	(28,835)	(212,481)
As of December 31, 2016	76,808	41,585	219,345	657,548	1,436,384	30,513	119,708	53,501	6,063	64,904	184,653	2,891,012
Additions	—	2,260	9,186	232	12,696	88	10,511	1,350	—	—	32,280	68,603
Disposals	—	—	—	(1,171)	(614)	(17)	(8,213)	(178)	—	—	(397)	(10,590)
Transfers, note 11	—	1,402	27	20,328	142,593	817	312	3,740	26	—	(173,664)	(4,419)

As of December 31, 2017	76,808	45,247	228,558	676,937	1,591,059	31,401	122,318	58,413	6,089	64,904	42,872	2,944,606

Accumulated depreciation
As of January 1, 2016	12,233	9,457	—	52,366	229,014	26,605	57,983	37,296	1,432	14	—	426,400
Additions	72	296	—	17,194	76,322	852	11,104	3,572	—	1,403	—	110,815
Disposals	—	—	—	—	(4,613)	(3)	(2,866)	(7)	—	—	—	(7,489)
Assets held for distribution	(186)	—	—	(615)	(3,805)	(250)	(1,511)	(1,389)	—	—	—	(7,756)
As of December 31, 2016	12,119	9,753	—	68,945	296,918	27,204	64,710	39,472	1,432	1,417	—	521,970
Additions	—	506	—	17,482	85,937	728	12,966	3,629	2	1,519	—	122,769
Disposals	—	—	—	(633)	(221)	(17)	(4,697)	(335)	—	—	—	(5,903)
Transfers, note 11	—	(509)	—	—	—	—	—	—	—	—	—	(509)
As of December 31, 2017	12,119	9,750	—	85,794	382,634	27,915	72,979	42,766	1,434	2,936	—	638,327

Impairment mining assets (b)
As of December 31, 2016	41,213	24,048	258	13,837	12,166	168	26	400	3,143	—	735	95,994
Additions, note 1.2	1,645	—	—	—	—	33	—	54	—	—	—	1,732
As of December 31, 2017	42,858	24,048	258	13,837	12,166	201	26	454	3,143	—	735	97,726

Net book value

As of December 31, 2017	21,831	11,449	228,300	577,306	1,196,259	3,285	49,313	15,193	1,512	61,968	42,137	2,208,553

As of December 31, 2016	23,476	7,784	219,087	574,766	1,127,300	3,141	54,972	13,629	1,488	63,487	183,918	2,273,048
Assets held for distribution as of December 31, 2016	2,843	89,959	—	19,499	61,720	453	200	1,216	—	—	28,835	204,725

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

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

As of December 31, 2017, the Group has recognized an impairment on the brine project. As a consequence the Group wrote-off the concessions and other related assets for S/1,732,000. See note 1.2.

(c)	There were no additions under finance leases during the years 2017 and 2016.

(d)	During 2016 the Group capitalized borrowing costs for S/3,309,000 mainly related with the expansion of the cement plant located in Piura. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2016, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September 2015, a part of this project is operating. In February 2016, a significant part of this cement plant was launched to operations, and the Group ceased to capitalize borrowing costs.

(e)	The Group has assessed the recoverable amount of its remnant long-term assets and did not find an impairment of these assets as of December 31, 2017.

(f)	Work in progress included in property, plant and equipment as of December 31, 2017 amounted to S/42,137,000 (2016: S/183,918,000) and is mainly related to complementary facilities of the cement plants.

(g)	As of December 31, 2017, the Group maintains accounts payable related to the acquisition of property, plant and equipment totaling S/5,368,000 (S/7,870,000 as of December 31, 2016).

Notes to the consolidated financial statements (continued)

11.	Exploration, evaluation and intangible assets

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)

Cost
As of January 1, 2016	89,829
Additions (b)	10,619
Transfers, note 10	(1,372)
Assets held for distribution, note 1.1	(47,630)
As of December 31, 2016	51,446
Additions	1,384
Transfers, note 10	4,419

As of December 31, 2017	57,249

Accumulated amortization
As of January 1, 2016	7,967
Additions	451
As of December 31, 2016	8,418
Additions	1,437
Transfers, note 10	509

As of December 31, 2017	10,364

Impairment, note 1.2	33,469

Net value
As of December 31, 2016	43,028

As of December 31, 2017	13,416

(b)	As of December 31, 2017, the exploration and evaluation assets mainly include capital expenditures related to the coal project and to others minor projects related to the cement business. As of December 31, 2016, mainly include S/33,469,000 related to the brine project, and S/9,559,000 related to others minor projects.

(c)	During 2017, the Group recognized an impairment in the brine project, and the Group wrote-off exploration and evaluation assets for S/33,469,000. See note 1.2.

As of December 31, 2016, the Group evaluated the conditions of use of the projects related to mining exploration and evaluation costs and did not find any indication of impairment.

Notes to the consolidated financial statements (continued)

12.	Trade and other payables

This caption is made up as follows:

	2017	2016
	S/(000)	S/(000)

Trade payables	76,478	64,098
Dividends payable, note 16(g)	29,725	5,070
Interests payable	17,280	17,892
Remuneration payable	14,920	14,108
Taxes and contributions	10,904	15,003
Hedge finance cost payable	10,505	11,073
Board of Directors’ fees	5,773	5,406
Advances from customers	4,276	1,181
Guarantee deposits	2,481	2,302
Account payable to related party, note 25	516	—
Other accounts payable	5,137	6,640

	177,995	142,773

Trade accounts payable result from the purchase of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group’s liquidity risk management processes, refer to note 29.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2017	17,018	34,368	2,367	53,753
Additions, notes 21 and 25	21,554	11,401	—	32,955
Change in estimates, note 22	—	477	45	522
Payments and advances	(18,425)	(15,924)	(13)	(34,362)

At December 31, 2017	20,147	30,322	2,399	52,868

Current portion	20,147	4,200	228	24,575
Non-current portion	—	26,122	2,171	28,293

	20,147	30,322	2,399	52,868

At January 1, 2016	21,273	36,906	3,339	61,518
Additions, notes 21 and 25	18,692	16,088	1,488	36,268
Change in estimates, note 22	—	—	5,259	5,259
Unwinding of discount, note 24	—	345	—	345
Payments and advances	(22,947)	(18,971)	(7,719)	(49,637)

At December 31, 2016	17,018	34,368	2,367	53,753

Current portion	17,018	13,817	876	31,711
Non-current portion	—	20,551	1,491	22,042

	17,018	34,368	2,367	53,753

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

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate. As of December 31, 2017 and 2016, the Group maintains a recorded liability for S/30,322,000 and S/34,368,000, respectively, related to this compensation.

Rehabilitation provision –

As of December 31, 2017 and 2016, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management and the range of risk free discount rates used in the calculation of the present value of this provision as of December 31, 2017 and 2016 were from 6.52 to 7.65 percent.

Management expects to incur a significant part of this obligation in the medium and long term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Nominal interest rate	Maturity	2017	2016
	%		S/(000)	S/(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	965,290	998,148

Total non-current loans			965,290	998,148

Notes to the consolidated financial statements (continued)

Senior Notes

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds in a principal amount of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company used part of the net proceeds from the offering to prepay certain of its existing debt and the difference to fund capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (in liquidation).

For the year ended December 31, 2017 and 2016, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss of S/45,358,000 and S/44,729,000, net of capitalization of interest, respectively. See note 24.

In the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2016, the Company has not entered in any of the operations mentioned before. As of December 31, 2017, the Company has complied with the covenants as set forth in the indenture related to the Senior Notes.

As of December 31, 2017 and 2016, the Group maintains cross currency swaps contracts (“CCS”) to reduce the foreign exchange risk of its Senior Notes which are denominated in US dollars, see note 30(b).

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities

This caption is made up as follows:

	As of January 01, 2016	Effect on profit or loss	Effect on OCI	Discontinued operations	As of December 31, 2016	Effect on profit or loss	Effect on OCI	Discontinued operations	As of December 31, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Provision for vacations	355	(116)	—	(167)	72	16	—	—	88
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(467)	14	—	455	2	34	—	—	36
Other	62	10	—	(36)	36	(18)	—	—	18
Tax-loss carry forward	21,127	301	—	(16,475)	4,953	(4,953)	—	—	—
Pre-operating costs	—	1,287	—	—	1,287	(1,287)	—	—	—
Total deferred income tax assets	21,077	1,496	—	(16,223)	6,350	(6,208)	—	—	142

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	24,986	3,332	—	—	28,318	—	—	—	28,318
Impairment on brine project assets, note 1.2	—	—	—	—	—	17,087	—	—	17,087
Long-term incentive plan	10,334	(196)	—	—	10,138	(1,194)	—	—	8,944
Provision for vacations	4,051	(382)	—	—	3,669	157	—	—	3,826
Available-for-sale financial investment from spin-off, note 1.1	—	—	—	—	—	—	—	2,253	2,253
Discounts on trade receivables	—	—	—	—	—	1,093	—	—	1,093
Other	5,795	(2,016)	—	—	3,779	1,849	—	—	5,628
	45,166	738	—	—	45,904	18,992	—	2,253	67,149
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(124,157)	(33,479)	—	—	(157,636)	(11,332)	—	—	(168,968)
Effect of costs of issuance of senior notes	(3,218)	312	—	—	(2,906)	484	—	—	(2,422)
Net gain on cash flow hedge	(32,439)	711	11,104	—	(20,624)	9,203	11,277	—	(144)
Effect of available-for-sale investments disposed, note 9	3	—	(65)	—	(62)	—	62	—	—
Other	(4,424)	(4)	—	—	(4,428)	(10)	—	—	(4,438)
	(164,235)	(32,460)	11,039	—	(185,656)	(1,655)	11,339	—	(175,972)
Total deferred income tax liabilities, net	(119,069)	(31,722)	11,039	—	(139,752)	17,337	11,339	2,253	(108,823)
		(30,226)	11,039	(16,223)		11,129	11,339	2,253

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2017, 2016 and 2015 is as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	128,417	198,110	306,770
Loss before income tax from discontinued operations	(1,305)	(12,988)	(8,861)
Accounting profit before income tax	127,112	185,122	297,909
At statutory income tax rate of 29.5% (2016: 28%, 2015:28%)	(37,498)	(51,834)	(83,415)

Differences
Non-deductible expenses, net	(8,776)	(5,592)	(5,274)
Effect of tax-loss carry forward non-recognized	(246)	(171)	(233)
Dividends obtained from available-for-sale investments	39	8	34
Effect of the change in income tax-rate	—	(14,639)	2,646

At the effective income tax rate of 37% in 2017 (2016: 39% and 2015: 29%)	(46,481)	(72,228)	(86,242)

Income tax from continuing operations	(47,032)	(78,627)	(89,383)
Income tax from discontinued operations	551	6,399	3,141

	(46,481)	(72,228)	(86,242)

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

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30 percent to 28 percent to be effective in 2015 and 2016, to 27 percent during 2017 and 2018 and 26 percent starting from 2019 onwards. As of December 31, 2015, this reduction on future tax rates had a net impact of S/2,646,000, as a reduction of the deferred income tax liability of the Group, respectively. Such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2017, 2016 and 2015 are:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	(58,161)	(48,401)	(61,007)
Deferred	11,129	(30,226)	(28,376)

	(47,032)	(78,627)	(89,383)

The income tax recorded directly to other comprehensive income is a gain of S/11,339,000 and S/11,039,000, during 2017 and 2016, respectively, and a loss of S/4,019,000 during 2015.

Following is the composition of deferred income tax related to items recognized in OCI and equity during the year:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	61	(57)	79
Tax effect on unrealized gain (loss) on derivative financial asset	11,278	10,272	(4,098)
Effect of the change in income tax-rate	—	824	—

Total deferred income tax in OCI	11,339	11,039	(4,019)

Temporary difference on purchase of treasury shares	—	—	(30)
Temporary difference on available for sale financial investments from spin-off, note 1.1	2,253	—	—

Total deferred income tax in equity	2,253	—	(30)

The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/858,000 (2016: S/2,843,000).

Notes to the consolidated financial statements (continued)

As of December 31, 2017, 2016 and 2015, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/70,365,000 (2016: S/57,615,000), which should not be recognized in the consolidated financial statements according with IAS 12.

16.	Equity

(a)	Share capital -

As of December 31, 2017, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2017; 70,097,971 are listed in the New York Stock Exchange and 353,770,478 in the Lima Stock Exchange.

As of December 31, 2016 and 2015, share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2016 and 2015, 111,484,000 are listed (in the form of ADSs) on the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

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

As of December 31, 2017, the Company had 40,278,894 investment shares (50,503,124 investment shares as of December 31, 2017 and 2016) subscribed and fully paid, with a nominal value of one Sol per share.

Notes to the consolidated financial statements (continued)

(c)	Treasury shares -

As of December 31, 2017, the Company maintained 36,040,497 investment shares amounting to S/119,005,000.

In January 2017 and October 2015, the Company acquired 7,911,845 and 37,276,580 investment shares for S/34,216,000 and S/108,248,000, respectively. In March 2017, as a result of the execution of the spin-off of Fosfatos del Pacífico, the Company exchanged 9,148,373 of its treasury investment shares amounting to S/23,459,000 for investment shares of Fossal, see note 1.1.

(d)	Additional paid-in capital -

As of December 31, 2016, additional paid-in capital is represented mainly by S/561,191,000 obtained as a result of the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares.

In March and December 2017, the Company recognized a debit for S/118,569,000 and a credit for S/6,759,000 in this caption as a result of the spin-off of the interest in Fosfatos del Pacífico S.A. and the impairment of the brine project, respectively, see notes 1.1 and 1.2.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Other reserves -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2017: S/0.35000 per share (2016: S/0.28500 per share, 2015: S/0.28000 per share)	149,837	155,236	162,950

	149,837	155,236	162,950

Notes to the consolidated financial statements (continued)

As of December 31, 2017 and 2016, dividends payable amount to S/29,725,000 and S/5,070,000, respectively. On 2017, in order to comply with Peruvian law requirements, S/189,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(h)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras Project, the General Shareholders’ Meetings of the subsidiary Salmueras Sudamericanas S.A. of June 13, 2017, December 13, 2016 and February 2, 2016, agreed contributions of S/3,467,000, S/783,000 and S/4,100,000, respectively. The General Shareholders’ Meeting held on June 4, 2015, agreed a contribution of S/2,400,000. Under this agreement, during 2017, the contributions made by Quimpac S.A. amounted to S/490,000 (S/473,000 and 277,000 during 2016 and 2015, respectively).

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/576,000, S/556,000 and S/325,000, during the years 2017, 2016 and 2015, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A., if the brine project is developed up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary. In 2017, the Group decided not no continue with the brine project, see note 1.2.

Fosfatos del Pacífico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacífico S.A. (subsidiary of the Company until February 28, 2017) held on August 2, 2016 agreed a contribution of S/13,384,000. During 2016, the contribution made by MCA Phosphates Pte. amounted to S/4,015,000.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacífico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

During February, July, September and December 2016, the Company made additional capital contributions of S/23,216,000, S/1,000,000, S/1,200,000 and S/400,000, respectively; which was approved by the Board of Directors; this contribution did not include a change in the percentage interests held by the current shareholders. This capital contribution was used as working capital of the brick plant. The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/7,745,000 during 2016, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to the consolidated financial statements (continued)

17.	Sales of goods

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cement, concrete and blocks	1,076,648	1,103,426	1,089,232
Building materials	66,442	59,888	75,565
Quicklime	80,707	75,090	64,140
Other	1,842	1,765	2,078

	1,225,639	1,240,169	1,231,015

18.	Cost of sales

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	21,427	22,929	18,951
Beginning balance of work in progress, note 8(a)	107,882	88,349	69,711
Consumption of miscellaneous supplies	232,840	246,033	286,420
Maintenance and third-party services	167,735	172,781	113,042
Depreciation and amortization	109,262	94,726	58,856
Shipping costs	103,928	95,031	106,464
Personnel expenses, note 21(b)	76,523	90,139	67,681
Costs of packaging	32,011	35,924	34,273
Other manufacturing expenses	14,616	19,927	51,637
Ending balance of goods and finished products, note 8(a)	(27,386)	(21,427)	(22,929)
Ending balance of work in progress, note 8(a)	(105,882)	(107,882)	(88,349)

	732,956	736,530	695,757

Notes to the consolidated financial statements (continued)

19.	Administrative expenses

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21(b)	94,437	100,059	94,129
Third-party services	65,435	63,085	56,669
Depreciation and amortization	14,949	12,761	10,671
Board of Directors’ compensation	6,555	6,149	7,105
Donations	7,305	5,832	6,060
Taxes	3,756	2,861	2,214
Consumption of supplies	2,743	2,053	2,419
Environmental expenditures, note 27	437	576	456

	195,617	193,376	179,723

20.	Selling and distribution expenses

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Advertising and promotion	18,955	15,631	8,410
Personnel expenses, note 21(b)	17,982	17,096	16,230
Third-party services	7,392	4,551	4,596
Provision for doubtful accounts, note 7(d)	1,190	114	315
Other	1,048	2,507	1,930

	46,567	39,899	31,481

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Wages and salaries	95,684	101,250	87,052
Workers’ profit sharing, note 13	21,554	18,692	23,393
Social contributions	20,626	23,687	17,739
Legal bonuses	14,133	13,477	12,124
Vacations	12,572	11,974	11,338
Long-term compensation, note 13	11,401	16,088	14,159
Cessation payments	9,201	19,184	6,834
Training	2,557	1,510	3,429
Others	1,214	1,432	1,972

	188,942	207,294	178,040

Notes to the consolidated financial statements (continued)

(b)	Employee benefits expenses are allocated as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cost of sales, note 18	76,523	90,139	67,681
Administrative expenses, note 19	94,437	100,059	94,129
Selling and distribution expenses, note 20	17,982	17,096	16,230

	188,942	207,294	178,040

22.	Other operating income (expense), net

(a)	This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Write-off for disasters (b)	(9,688)
Income from management and administrative services provided to related parties, note 25	1,560	1,103	505
Recovery of expenses	796	1,053	2,533
Income from land rental and office lease, note 25	682	700	664
Net (loss) gain on disposal of property, plant and equipment	42	(3,466)	6,851
Net income from sale of impaired inventories	—	2,593	—
Changes in the estimation of rehabilitation provision, note 13	—	(5,259)	(514)
Impairment of inventories	—	—	(9,335)
Other minor, net	2,251	5,720	3,209

	(4,357)	2,444	3,913

(b)	During the first quarter of 2017, Peru was affected by the natural phenomenon Coastal El Niño, which caused heavy rains, floods and mudslides in northern Peru since mid-February. The economic losses associated with damage to inventories, machinery and equipment and cost overruns for damage to roads necessary for the distribution of merchandise to customers amounted to S/9,688,000, this amount is presented net of compensation recognized by the insurance company. Of the total amount recognized by the insurance company, S/9,380,000 was pending collection as of December 31, 2017, see note 7(a).

Notes to the consolidated financial statements (continued)

23.	Finance income

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Credit value adjust on cross currency swaps	3,307	552	—
Interest on term deposits, note 6(c)	1,342	2,154	2,587
Interests on accounts receivable	954	437	492
Dividends received	226	26	131
Other finance income	13	71	206

	5,842	3,240	3,416

24.	Finance costs

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Interest on senior notes, net of capitalization, note 14	45,358	44,729	8,108
Finance cost on cross currency swaps	26,140	27,800	25,169
Amortization of costs of issuance of senior notes	1,644	1,644	1,644
Other	95	94	1,098

Total interest expense	73,237	74,267	36,019
Unwinding of discount of long-term incentive plan, note 13	522	345	788
Unwinding of discount of other receivables	—	785	—

Total finance costs	73,759	75,397	36,807

Notes to the consolidated financial statements (continued)

25.	Related party disclosure

Transactions with related entities -

During the years 2017, 2016 and 2015, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	13	12
Fees for management and administrative services	595	1,095	497

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Income from office lease	3	13	12
Fees for management and administrative services	2	8	8

Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 27	336	326	330
Income from office lease	315	348	310

Fossal S.A.A. (Fossal)
Income from office lease	16	—	—
Fees for management and administrative services	46	—	—

Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	40	—	—
Fees for management and administrative services	917	—	—

Expense
Security services provided by Compañía Minera Ares	1,195	1,301	1,146

Other
Purchase of investments shares to Inversiones ASPI S.A.	—	—	48,585
Investment shares on Fossal S.A.A. from spin-off, note 1.1 and 9	21,206	—	—

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2017 and 2016:

	2017		2016
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	641	—	109	—
Compañía Minera Ares S.A.C.	339	516	569	—
Other	392	—	26	—

	1,372	516	704	—

Additionally, as of December 31, 2017, the Company has dividends payable to its Parent of S/24,054,000.

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2017, 2016 and 2015, the Group has not recorded impairment of receivables relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2017, the total short term compensation amounted to S/22,705,000 (2016: S/21,752,000, 2015: S/23,074,000) and the total long term compensation amounted to S/11,401,000 (2016: S/16,088,000, 2015: S/14,159,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

26.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	94,171	120,060	218,260
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	(389)	(3,886)	(2,728)
Net profit attributable to ordinary equity holders of the Parent	93,782	116,174	215,532

	2017	2016	2015
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	446,062	544,687	573,998

	2017	2016	2015
	S/	S/	S/

Basic profit for common and investment shares from continuing operations	0.21	0.22	0.39
Basic loss for common and investment shares from discontinued operations	—	(0.01)	(0.01)
Basic profit for common and investment shares from continuing and discontinued operations	0.21	0.21	0.38

The weighted average number of shares in 2017, includes the weighted average effect of changes in treasury shares, explained in note 16(c).

The Group has no dilutive potential ordinary shares as of December 31, 2017 and 2016.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

27.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2017, 2016 and 2015, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/336,000, S/326,000 and S/330,000, respectively. See note 25.

Capital commitments

As of December 31, 2016, the Group had a commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2016, the Group had made contributions of S/54,601,000.

As of December 31, 2017, the Group had no significant capital commitments.

Other commitments

-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2017 and 2016, the Company has accomplished with the requirements established in this agreement.

Mining royalty

Third parties

Fosfatos del Pacífico S.A. (subsidiary of the Company until February 28, 2017), signed an agreement for the transfer of mining concession with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3.00 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/804,000 and S/793,000 for the years ended December 31, 2016 and 2015, respectively.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2017 and 2016 amounted to S/3,932,000 and S/5,517,000, respectively, and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.50 each for each metric ton of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Notes to the consolidated financial statements (continued)

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

Mining royalty expense paid to the Peruvian Government for 2017, 2016 and 2015 amounted to S/841,000, S/1,052,000 and S/743,000, respectively, and recorded in the consolidated statement of profit or loss.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2017, the income tax rate was 29.5 percent (28 percent as of December 31, 2016 and 2015) of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2017 and 2016.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2012-2017	Dec. 2013-2017
Cementos Selva S.A.	2013-2017	Dec. 2013-2017
Distribuidora Norte Pacasmayo S.R.L.	2012-2017	Dec. 2013-2017
Empresa de Transmisión Guadalupe S.A.C.	2013-2017	Dec. 2013-2017
Salmueras Sudamericanas S.A.	2013-2017	Dec. 2013-2017
Calizas del Norte S.A.C. (in liquidation)	2013-2017	2013-2017

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2017 and 2016.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2016.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2017	2016	2015
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	OF.28-2002-MITINCI	2002	EAMP	236	409	255
Tembladera	Limestone	RD.019-97-EM/DGM	1997	EAMP	201	167	201
					437	576	456

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/437,000, S/576,000 and S/456,000 during 2017, 2016 and 2015, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption. See note 19. As of December 31, 2017 and 2016, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2017 and 2016, the Group maintains a provision for the closing of the quarries exploited in operations and for a mining unit (Bongara), which is currently without operations, amounting to S/2,399,000 and S/2,367,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 13.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/16,570,000. From this total amount, S/1,687,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from Pacasmayo’s City Hall; S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2017 and 2016.

28.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2017%	2016%

Fosfatos del Pacífico S.A., note 1.1	Peru	—	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)	Accumulated balances of material non-controlling interest:

	2017	2016
	S/(000)	S/(000)

Fosfatos del Pacífico S.A., note 1.1	—	100,722
Salmueras Sudamericanas S.A., note 1.2	147	11,867

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	365	2,703	2,992
Salmueras Sudamericanas S.A.	12,786	577	873

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company transactions’ eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2017
Sales of goods	11	—
Cost of sales	(626)	—
Administrative expenses	(1,068)	(3,864)
Other income (expenses)	153	(40,816)
Finance (expense) income	(237)	3
Loss before tax	(1,767)	(44,677)
Income tax	551	(6,265)

Total comprehensive loss	(1,216)	(50,942)

Attributable to non-controlling interest	(365)	(12,786)

2016
Sales of goods	1,965	—
Cost of sales	(6,881)	—
Administrative expenses	(8,694)	(3,829)
Other (expenses) income	(1,006)	52
Finance expense	(793)	(114)
Loss before tax	(15,409)	(3,891)
Income tax	6,399	1,591

Total comprehensive loss	(9,010)	(2,300)

Attributable to non-controlling interest	(2,703)	(577)

Notes to the consolidated financial statements (continued)

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Administrative expenses	(11,775)	(4,257)
Other expenses	(212)	(2)
Finance (expense) income	(1,126)	14
Loss before tax	(13,113)	(4,245)
Income tax	3,141	767

Total comprehensive income	(9,972)	(3,478)
Attributable to non-controlling interest	(2,992)	(873)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2017
Cash, inventories and other current assets	—	587

Total equity	—	587

Attributable to:
Equity holders of parent	—	440
Non-controlling interest	—	147

2016
Cash, inventories and other current assets	14,450	593
Other receivables, property, plant and equipment and other non-current assets	324,786	47,068
Trade and other payables current	(3,495)	(382)

Total equity	335,741	47,279

Attributable to:
Equity holders of parent	235,019	35,412
Non-controlling interest	100,722	11,867

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2017
Net cash flows used in operating activities	(2,611)	(4,134)
Net cash flows (used in) provided from investing activities	(6,410)	—
Net cash flows provided from financing activities	5,953	4,250

Net (decrease) increase in cash and cash equivalents	(3,068)	116

2016
Net cash flows used in operating activities	(17,332)	(3,870)
Net cash flows used in investing activities	(22,352)	83
Net cash flows provided from financing activities	39,200	4,100

Net increase (decrease) in cash and cash equivalents	(484)	313

2015
Net cash flows used in operating activities	(21,950)	(4,490)
Net cash flows used in investing activities	(55,495)	—
Net cash flows provided from financing activities	82,676	2,400

Net (decrease) increase in cash and cash equivalents	5,231	(2,090)

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s main financial assets include cash and short term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

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

Notes to the consolidated financial statements (continued)

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

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2017 and 2016. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2017.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2017 and 2016, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2017 and 2016, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

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

Since November 2014, the Group hedges its exposure to fluctuations on the translation into Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2017	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(620)
	+10	(1,239)
	-5	620
	-10	1,239

2016	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(605)
	+10	(1,209)
	-5	605
	-10	1,209

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

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/(000)
2017
	+10	(3,148)
	-10	3,148
2016
	+10	(3,780)
	-10	3,780

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

As of December 31, 2017, the Group in not expose to equity price risk.

As of December 31, 2016, the exposure to listed equity securities at fair value was S/657,000, see note 9(a). At that reporting date, a decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/66,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

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

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2017 and 2016, the Group had 6 and 3 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 28% and 21% for all receivables owing, respectively. There were 25 and 27 customers as of December 31, 2017 and 2016, respectively, with balances smaller than S/700,000 each and accounting for over 61% and 68%, respectively, of the total amounts receivable.

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

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2017 and 2016, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

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

As of December 31, 2017 and 2016, no portion of Senior Notes will mature in less than one year.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2017
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interest	—	21,904	21,904	175,230	21,904	240,942
Hedge finance cost payable	—	13,041	13,041	104,328	13,041	143,451
Trade and other payables	—	129,595	9,711	—	—	139,306
Energy supply	—	3,357	2,648	—	—	6,005

As of December 31, 2016
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interest	—	22,680	22,680	181,440	68,040	294,840
Hedge finance cost payable	—	13,503	13,503	108,025	40,510	175,541
Trade and other payables	—	89,864	8,941	—	—	98,805
Energy supply	—	3,738	5,246	914	—	9,898

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2017
Inflows	—	—	—	—	139,785	139,785
Outflows	—	(2,841)	(13,032)	(100,102)	(11,945)	(127,920)
Net	—	(2,841)	(13,032)	(100,102)	127,840	11,865

Discounted at the applicable interbank rates	—	(2,836)	(12,885)	(94,939)	111,149	489

As of December 31, 2016
Inflows	—	—	—	—	259,195	259,195
Outflows	—	(2,942)	(13,556)	(105,069)	(36,948)	(158,515)
Net	—	(2,942)	(13,556)	(105,069)	222,247	100,680

Discounted at the applicable interbank rates	—	(2,933)	(13,341)	(97,541)	183,727	69,912

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1	Distribution of dividends	Finance cost on cross currency swaps	Cash flows	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Hedge finance cost payable	11,073	—	26,140	(26,708)	—	—	—	10,505
Dividends payable	5,070	149,837	—	(124,993)	—	—	(189)	29,725
Interest-bearing loans	998,148	—	—	—	(34,502)	1,644	—	965,290

2016
Hedge finance cost payable	10,897	—	27,800	(27,624)	—	—	—	11,073
Dividends payable	4,235	155,236	—	(154,401)	—	—	—	5,070
Interest-bearing loans	1,012,406	—	—	—	(15,902)	1,644	—	998,148

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

30.	Financial assets and financial liabilities

(a)	Financial asset and liabilities –

	2017	2016
	S/(000)	S/(000)

Derivative financial instruments
Cash flow hedge (cross currency swaps)	489	69,912
Total cash flow hedge	489	69,912

Available-for-sale financial investments
Quoted equity shares	—	657
Total available-for-sale investments, note 9(b)	—	657

Total financial instruments at fair value	489	70,569

Total current	—	—
Total non-current	489	70,569

	489	70,569

The financial instruments at fair value through other comprehensive income reflect changes in the fair value of the so-called cash flow hedging contracts that cover the Senior Notes in US dollars.

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

Cash flow hedges -

Foreign currency risk -

Cross currency swap contracts are designated as hedging instruments in cash flows hedges of the Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, in a principal amount of US$300,000,000.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2017		2016
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	489	—	69,912	—

	489	—	69,912	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized loss of S/38,230,000 was included in OCI as of December 31, 2017 (net unrealized loss of S/39,511,000 as of December 31, 2016). The amounts retained in OCI as of December 31, 2017 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to the consolidated financial statements (continued)

(c)	Fair values -

Set out below is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivative financial instruments – Cross currency swaps	489	69,912	489	69,912
Available-for-sale financial investments	—	657	—	657

Total financial assets - non-current	489	70,569	489	70,569

Financial liabilities
Financial obligations:
Senior Notes	965,290	998,148	1,005,324	1,012,607

Total financial liabilities	965,290	998,148	1,005,324	1,012,607

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

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

Notes to the consolidated financial statements (continued)

-	The fair value of the quoted senior notes is based on price quotations at the reporting date. The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2017 and 2016.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

(d)	Fair value measurement -

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

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2017 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	489	—	489	—

Total financial assets	489	—	489	—
Liabilities for which fair values are disclosed:
Senior Notes	1,005,324	1,005,324	—	—

Total financial liabilities	1,005,324	1,005,324	—	—

Notes to the consolidated financial statements (continued)

There have been no transfers between levels during the year ending December 31, 2017.

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

There have been no transfers between levels during the year ending December 31, 2016.

Notes to the consolidated financial statements (continued)

31.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Impairment on brine project	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Net income from continuing operations	Net loss from discontinued operations	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Cement, concrete and blocks	1,076,648	476,919	(4,127)	(174,087)	(44,223)	—	(73,759)	5,779	(2,012)	184,490	(67,568)	116,922	—	116,922
Construction supplies	66,442	1,873	36	(1,499)	(2,287)	—	—	48	(17)	(1,846)	676	(1,170)	—	(1,170)
Quicklime	80,707	13,671	—	(15,613)	—	—	—	—	(183)	(2,125)	778	(1,347)	—	(1,347)
Other	1,842	220	(266)	(4,418)	(57)	(47,582)	—	15	(14)	(52,102)	19,082	(33,020)	(754)	(33,774)

Consolidated	1,225,639	492,683	(4,357)	(195,617)	(46,567)	(47,582)	(73,759)	5,842	(2,226)	128,417	(47,032)	81,385	(754)	80,631

2016
Cement, concrete and blocks	1,103,426	487,671	1,907	(173,200)	(38,070)	—	(75,397)	3,194	(2,238)	203,867	(80,912)	122,955	—	122,955
Construction supplies	59,888	1,220	136	(1,051)	(1,643)	—	—	24	(19)	(1,333)	529	(804)	—	(804)
Quicklime	75,090	14,216	—	(14,464)	—	—	—	—	(118)	(366)	145	(221)	—	(221)
Other	1,765	532	401	(4,661)	(186)	—	—	22	(166)	(4,058)	1,611	(2,447)	(6,589)	(9,036)

Consolidated	1,240,169	503,639	2,444	(193,376)	(39,899)	—	(75,397)	3,240	(2,541)	198,110	(78,627)	119,483	(6,589)	112,894

2015
Cement, concrete and blocks	1,089,232	517,266	3,877	(161,950)	(29,687)	—	(36,807)	3,384	11,141	307,224	(89,515)	217,709	—	217,709
Construction supplies	75,565	2,506	4	(1,228)	(1,519)	—	—	32	19	(186)	54	(132)	—	(132)
Quicklime	64,140	15,116	—	(11,306)	—	—	—	—	969	4,779	(1,392)	3,387	—	3,387
Other	2,078	370	32	(5,239)	(275)	—	—	—	65	(5,047)	1,470	(3,577)	(5,720)	(9,297)

Consolidated	1,231,015	535,258	3,913	(179,723)	(31,481)	—	(36,807)	3,416	12,194	306,770	(89,383)	217,387	(5,720)	211,667

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Assets held for distribution	Total assets	Operating liabilities	Liabilities held for distribution	Total liabilities	Capital expenditure	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Cement, concrete and blocks	2,607,334	489	—	2,607,823	1,274,322	—	1,274,322	69,717	(119,518)	(2,718)
Construction supplies	30,791	—	—	30,791	31,966	—	31,966	—	—	—
Quicklime	118,712	—	—	118,712	—	—	—	—	(4,504)	—
Other	35,583	21,206	—	56,789	1,119	—	1,119	15	(184)	—

Consolidated	2,792,420	21,695	—	2,814,115	1,307,407	—	1,307,407	69,732	(124,206)	(2,718)

2016
Cement, concrete and blocks	2,678,871	69,912	—	2,748,783	1,316,144	—	1,316,144	101,729	(102,900)	(1,499)
Construction supplies	27,652	—	—	27,652	20,760	—	20,760	—	—	—
Quicklime	122,446	—	—	122,446	—	—	—	—	(4,377)	—
Other	82,674	657	338,411	421,742	986	2,704	3,690	16,072	(3,989)	—

Consolidated	2,911,643	70,569	338,411	3,320,623	1,337,890	2,704	1,340,594	117,801	(111,266)	(1,499)

2015
Cement, concrete and blocks	2,743,007	124,770	—	2,867,777	1,326,650	—	1,326,650	454,275	(67,221)	426
Construction supplies	27,719		—	27,719	30,182	—	30,182	—	—	—
Quicklime	125,584		—	125,584	—	—	—	—	(2,264)	—
Other	392,278	436	—	392,714	10,828	—	10,828	36,532	(1,325)	(9,335)

Consolidated	3,288,588	125,206	—	3,413,794	1,367,660	—	1,367,660	490,807	(70,810)	(8,909)

Notes to the consolidated financial statements (continued)

During 2017, revenues from two customers, arising from sales within the quicklime segment, amounted to S/65,784,198. During 2016 and 2015, revenues from one customer, arising from sales within the quicklime segment, amounted to S/55,657,000 and S/27,182,000, respectively.

Capital expenditures consist of S/69,732,000, S/117,801,000 and S/490,807,000 during the years ended December 31, 2017, 2016 and 2015, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2017, 2016 and 2015, there were no purchases of assets through capital leases.

Inter-segment revenues obtained during the years ended December 31, 2017, 2016 and 2015 were eliminated for consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2017, corresponds to the available-for-sale investments caption and fair value of financial derivate instrument (cross currency swap) for approximately S/21,206,000 and S/489,000, respectively (2016: S/657,000 and S/69,912,000; 2015: S/436,000 and S/124,770,000, respectively), which are not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2017 and December 31, 2016, all non-current assets are located in Peru.