Form 20-F
period 2018-12-31
CEMENTOS PACASMAYO SAA
filed 2019-04-30
CIK 1221029

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________________

For the transition period from ________________________ to ______________________

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

Tel.: +51-1-317-6000

Email: jdurand@cpsaa.com.pe

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

At December 31, 2018	423,868,449 common shares 4,238,397 investment shares*

________

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files) Yes ☒  No ☐
Note: Not required for Registrant.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

i

PART I
INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States; and the terms “sol” and “soles” and the symbol “S/” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accountings Oversight Board (United States).

In this annual report, we present EBITDA and Adjusted EBITDA, which are financial measures that are not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance; financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA and Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.374 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2018, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

●	the Central Bank of Peru (Banco Central de Reserva del Perú);

●	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

●	the Association of Cement Producers of Peru (Asociación de Productores de Cemento, or “ASOCEM”);

●	the Ministry of Housing, Construction and Sanitation;

●	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

●	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); and

●	the Global Competitiveness Index prepared by the World Economic Forum.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	general economic, political and social risks inherent to conducting business in Peru;

●	exchange rates, inflation and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report. As of December 31, 2018, the consolidated financial statements comprise the financial statements of Cementos Pacasmayo and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Calizas del Norte S.A.C. (in liquidation) and Salmueras Sudamericanas S.A. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement.

The following selected financial data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB. Data for 2014, 2015, 2016 and 2017 for sales and selling and distribution expenses has been adjusted according to IFRS 15.

	Year ended December 31,
	2018		2018		2017		2016		2015		2014
Statement of Financial Position:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Sales of goods	US$	374.1	S/	1,262.3	S/	1,219.6	S/	1,236.7	S/	1,229.6	S/	1,241.6
Cost of sales		(236.0)		(796.2)		(732.9)		(736.6)		(695.8)		(724.1)
Gross profit		138.1		466.1		486.7		500.1		533.8		517.5
Operating income (expenses):
Administrative expenses		(51.0)		(172.1)		(195.6)		(193.4)		(179.7)		(185.6)
Selling and distribution expenses		(12.8)		(43.4)		(40.6)		(36.4)		(30.1)		(29.5)
Net gain on sale of available-for-sale financial investment		—		—		—		—		—		10.5
Impairment on brine project		—		—		(47.6)		—		—		—
Other operating income, net		(2.6)		(8.8)		(4.3)		2.4		3.9		(2.9)
Total operating (expenses), net		(66.4)		(224.3)		(288.1)		(227.3)		(205.9)		(207.5)
Operating profit		71.7		241.8		198.6		272.8		327.9		310.0
Other income (expenses):
Finance income		1.5		4.9		5.8		3.2		3.4		11.3
Finance costs		(25.9)		(87.3)		(73.8)		(75.4)		(36.8)		(31.2)
Cumulative net loss on settlement of derivative financial instruments		(10.3)		(34.9)		—		—		—		—
(Loss) Gain from exchange difference, net		(2.6)		(8.4)		(2.2)		(2.5)		12.2		(14.8)
Total other expenses, net		(37.3)		(125.7)		(70.2)		(74.7)		(21.2)		(34.7)
Profit before income tax		34.4		116.1		128.4		198.1		306.8		275.4
Income tax expense		(12.2)		(41.0)		(47.0)		(78.6)		(89.4)		(78.8)

	Year ended December 31,

		2018		2018		2017		2016		2015		2014
Statement of Financial Position:		(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Profit for the year from continuing operations		22.2		75.1		81.4		119.5		217.4		196.5
Loss for the year from discontinued operations		—		—		(0.8)		(6.6)		(5.7)		(7.7)
Profit for the year		22.2		75.1		80.6		112.9		211.7		188.8

Share and Per Share Data:
Attributable to:
Equity holders of the parent		22.7		76.7		93.8		116.2		215.5		192.8
Non-controlling interests		(0.5)		(1.6)		(13.2)		(3.3)		(3.8)		(4.0)
	US$	22.2	S/	75.1	S/	80.6	S/	112.9	S/	211.7	S/	188.8

Profit per share (2)	US$	0.05	S/	0.18	S/	0.21	S/	0.21	S/	0.38	S/	0.33

Number of shares outstanding(3)		428,106,846		428,106,846		446,063,120		544,688,023		573,998,649		581,964,603
Dividends per share	US$	0.11	S/	0.38	S/	0.35	S/	0.285	S/	0.28	S/	0.20

	As of December 31,
	2018		2018		2017		2016		2015		2014

Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/,) (1)
Current assets
Cash and term deposits	US$	14.6	S/	49.1	S/	49.2	S/	80.2	S/	158.0	S/	580.5
Trade and other receivables		29.6		99.7		99.5		81.1		110.9		110.8
Income tax prepayments		10.9		36.7		27.8		46.5		44.9		15.0
Inventories		125.9		424.8		373.0		346.5		307.5		324.1
Prepayments		1.7		5.8		3.8		8.0		7.2		4.4
Total current assets		182.7		616.1		553.3		562.3		628.5		1,034.8

Assets held for distribution		—		—		—		338.4		—		—

Non-current assets
Other receivables		1.3		4.5		16.2		25.1		64.1		53.9
Prepayments		0.1		0.3		0.5		1.2		1.4		2.3
Financial instruments designated at fair value through other comprehensive income		8.0		26.9		21.2		0.7		0.4		0.7
Other financial instruments		3.6		12.3		0.5		69.9		124.8		12.3
Property, plant and equipment		638.0		2,152.7		2,208.6		2,273.1		2,490.8		2,061.0
Intangible assets		12.1		40.9		13.4		43.0		81.9		57.7
Goodwill		1.9		6.3		—		—		—		—
Deferred income tax assets		0.9		3.1		0.1		6.4		21.1		17.2
Other assets		—		0.1		0.2		0.6		0.8		1.0
Total non-current assets		665.9		2,247.1		2,260.8		2,419.9		2,785.3		2,206.1
Total assets	US$	848.6	S/	2,863.2	S/	2,814.1	S/	3,320.6	S/	3,413.8	S/	3,240.9
Current liabilities
Trade and other payables	US$	44.9	S/	151.3	S/	178.0	S/	142.8	S/	170.8	S/	137.6
Interest-bearing loans and borrowings		18.0		60.8		—		—		—		—
Income tax payable		—		—		2.4		3.5		3.9		8.7
Provisions		13.8		46.4		24.6		31.7		28.9		53.8
Total current liabilities		76.7		258.5		205.0		178.0		203.5		200.1

Liabilities directly related to assets held for distribution				—		—		2.7		—		—

Non-current liabilities
Interest-bearing loans and borrowings		303.1		1,022.6		965.3		998.2		1,012.4		883.6
Other non-current provisions		1.6		5.4		28.3		22.0		32.6		0.7
Deferred income tax liabilities, net		37.1		125.3		108.8		139.8		119.1		85.9
Total non-current liabilities		341.8		1,153.3		1,102.4		1,160.0		1,164.1		970.1
Total liabilities	US$	418.5	S/	1,411.8	S/	1,307.4	S/	1,340.6	S/	1,367.7	S/	1,170.2

Equity:
Capital stock	US$	125.6	S/	423.9	S/	423.9	S/	531.5	S/	531.5	S/	531.5
Investment shares		11.9		40.3		40.3		50.5		50.5		50.5
Treasury shares		(36.0)		(121.3)		(119.0)		(108.2)		(108.2)		—
Additional paid-in capital		128.3		432.8		432.8		545.2		553.5		553.8
Legal reserve		49.9		168.3		160.7		188.1		176.5		154.9
Other reserves		(3.5)		(11.9)		(43.7)		(16.6)		11.6		5.1
Retained earnings		153.9		519.3		611.7		677.1		727.8		696.7
Non-controlling interests		—		—		0.1		112.6		103.1		78.1

	As of December 31,
	2018		2018		2017		2016		2015		2014

Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/,) (1)
Total equity		430.1		1,451.4		1,506.7		1,980.0		2,046.1		2,070.7
Total liabilities and equity	US$	848.6	S/	2,863.2	S/	2,814.1	S/	3,320.6	S/	3,413.8	S/	3,240.9

	As of and for the year ended December 31,
	2018		2018		2017		2016		2015		2014
Other Financial Information:	(in millions of US$, except percentages)(1)				(in millions of S/, except percentages)

Net working capital (4)	US$	106.0	S/	357.6	S/	348.3	S/	384.3	S/	424.9	S/	834.7
Capital expenditures (5)		31.8		107.3		70.0		120.3		490.8		586.6
Depreciation and amortization		38.5		129.8		124.2		111.3		70.8		64.8
Net cash flows from operating activities		60.3		203.6		250.4		241.7		275.6		240.4
Net cash flows from (used in) investing activities		(29.3)		(98.8)		(70.6)		(135.6)		(475.9)		(553.5)
Net cash flows from (used in) financing activities		(31.2)		(105.3)		(185.4)		(177.5)		(257.8)		(114.8)
Adjusted EBITDA		110.1		371.6		371.5		371.0		389.7		365.3
Adjusted EBITDA margin		29.4%		29.4%		30.5%		29.9%		31.7%		29.4%

Operating Data:	As of and for the year ended December 31,
Installed capacity (000 metric tons/year):	2018	2017	2016	2015	2014
Cement:
Pacasmayo	2,900	2,900	2,900	2,900	2,900
Rioja	440	440	440	440	440
Piura	1,600	1,600	1,600	1,600	—
Total	4,940	4,940	4,940	4,940	3,340

Clinker:
Pacasmayo	1,500	1,500	1,500	1,500	1,500
Rioja	280	280	280	280	280
Piura	1.000	1,000	1,000	1,000	—
Total	2,780	2,780	2,780	2,780	1,780
Quicklime
Pacasmayo	240	240	240	240	240

Production (000 metric tons/year):
Cement:
Pacasmayo	1,155	1,141	1,177	1,884	2,054
Rioja	273	287	281	288	296
Piura	918	858	817	161	—
Total	2,346	2,286	2,275	2,333	2,350
Clinker:
Pacasmayo	831	687	887	967	1,014
Rioja	211	209	215	235	228
Piura	676	746	629	—	—
Total	1,718	1,642	1,731	1,202	1,242
Quicklime
Pacasmayo	105	168	156	98	101

(1)	Calculated based on an average exchange rate of S/3.374 to US$1.00 as of December 31, 2018.

(2)	Basic earnings per share amounts are calculated by dividing profit for the year attributable to common shares and investment shares of the equity holders of Cementos Pacasmayo by the weighted average number of common shares and investment shares outstanding during the year. The weighted average number of shares in 2018, 2017, 2016 and 2015 takes into account the weighted average effect of changes in shares held in treasury. On October 15, 2015, we acquired 37,276,580 of our investment shares. In January 2017, we acquired an additional 7,911,845 of our investment shares.

(3)	In addition number of common and investment shares was reduced due to the spin-off of the net assets of Fosfatos del Pacífico S.A. to Fossal S.A.A. in March 2017.

(4)	Represents current assets minus current liabilities.

(5)	Represents expenditures for the purchase of property, plant, equipment and intangibles.

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

The following table sets forth the reconciliation of our profit to EBITDA and Adjusted EBITDA:

	Year ended December 31,
	2018		2018		2017		2016		2015		2014
	(in millions of US$)(1)		(in millions of S/)
Profit	US$	22.3	S/	75.1	S/	80.6	S/	112.9	S/	211.7	S/	188.8
Finance income		(1.5)		(4.9)		(5.8)		(3.2)		(3.5)		(11.7)
Finance costs		25.9		87.3		73.8		75.4		36.8		31.2
(Gain) loss from exchange difference, net		2.5		8.4		2.2		2.5		(12.4)		14.8
Income tax expense		12.2		41.0		48.9		72.2		86.2		77.5
Liquidation of financial instruments		10.3		34.9		—		—		—		—
Depreciation and amortization		38.5		129.8		124.2		111.3		70.8		64.8
EBITDA	US$	110.1	S/	371.6	S/	323.9	S/	371.0	S/	389.7	S/	365.3
Impairment on brine project		—		—		47.6		—		—		—
Adjusted EBITDA	US$	110.1	S/	371.6	S/	371.5	S/	371.0	S/	389.7	S/	365.3

(1)	Calculated based on an average exchange rate of S/3.374 to US$1.00 as of December 31, 2018.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Global Risks

Global macroeconomic conditions may have an adverse effect on our business, financial condition and results of operations.

Our operations and customers are located in Peru. As a result, our business, financial condition and results of operations, like those of most companies in Peru, could be adversely affected by the level of economic activity in the country. Therefore, variations in economic indicators such as inflation, gross domestic product (“GDP”), the balance of payments, the appreciation and depreciation of the currency, access to credit, interest rates, investment and savings, consumption, spending and fiscal income, employment, among other variables, over which we have no control, could affect the development of the Peruvian economy and, therefore, could generate adverse consequences for our business, financial condition and results of operation.

According to the Inflation Report, dated March 29, 2019, issued by the Central Reserve Bank of Peru (“BCRP”), in 2018, GDP growth was 4% compared to 2.5% in 2017. In addition, in 2018 the annual inflation rate was 2.2% compared to 1.4% in 2017, and domestic demand grew 4.3%, higher than the 1.4% growth in 2017. However, it cannot be assured that Peru’s GDP will continue to grow in the future at the same or similar rates, or that a persistent low growth or GDP contraction will not adversely affect our business, financial condition or results of operations.

Although the Peruvian economy has experienced strong growth during the past two decades, recently GDP growth has slowed and it cannot be assured that inflation will not rise from its current level or that GDP growth will not continue to decelerate or contract. The return to an environment with high inflation would undermine Peru’s competitiveness vis-à-vis other economies, with negative effects on the level of economic activity and employment. If inflation increases or economic growth decreases, our ability to generate new flows can be materially affected.

Currently, Peru benefits from a period of growth, with stability in its main economic and monetary indicators. However, if political uncertainty or changes in the political, economic, and social circumstances arise, the development of the country and our business, financial condition and results of operations could be adversely affected.

The cement sector is closely related to the following main macroeconomic variables: (i) the expansion or contraction of the economy as measured by GDP, (ii) domestic demand, (iii) private investment and (iv) public spending. In this regard, prolonged conditions that adversely affect the economic growth of Peru would negatively affect the cement sector, in such a way that the economic situation and our results of operations may not coincide with those presented at the date of this annual report.

The trade dispute between the United States and China could adversely affect the Peruvian economy and our business.

We use raw materials and equipment from abroad in the production of cement, such as gypsum, blast furnace slag, pozzolanic materials and iron, which we obtain from third parties. During 2018, the cost of raw materials provided by third parties was approximately 4.3% of our total cement production costs. As of the date of this annual report, the United States and China are involved in a trade dispute, which has led to the implementation and increase of various tariffs on imports of products from these countries.

As a result, the prices of raw materials and equipment that we purchase from the United States or China could increase, which could in turn cause diminished revenues and profitability of our business. Additionally, because of this trade dispute, our customers’ income and purchasing capacity could be affected, which could, in turn, reduce our income and profitability.

Risks Relating to Peru

Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.

All of our operations and customers are located in Peru. Accordingly, our business, financial condition and results of operation depend on the level of economic activity in Peru. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector), and by other economic and political developments in Peru, including devaluation or depreciation, currency exchange controls, inflation, economic downturns, political instability, corruption scandals, social unrest and terrorism.

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

On March 21, 2018, President Kuczynski resigned his office as president, due to corruption allegations in the context of the impeachment proceeding planned by Congress. On March 23, 2018, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. On April 2, 2018, President Vizcarra appointed the members of his cabinet. We cannot assure you whether President Vizcarra will remain in office for the remainder of the presidential term, which ends in July 2021. Although there was some political instability initially, after his first year in office, President Vizcarra has managed to maintain high levels of acceptance among the population and dissipate some of the initial instability. However, we cannot assure you that political instability will not return and affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business.

In April 2019, two former presidents were placed in preliminary detention due to their alleged ties to corruption: Pedro Pablo Kuczynski, who is currently detained, and Alan Garcia, who took his own life when police came to place him under arrest. Although recent history has shown that the macroeconomic stability of the country remains unaffected by political turmoil, we cannot yet assess the political and economic impact these developments this may have on the political stability of the country.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, with mining and oil and gas as of December 31, 2018, accounted for approximately 13.2% of the country’s GDP according to the Central Bank of Peru. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed as a result of the protests. In 2019, conflict at Las Bambas, one of the largest copper mines in the country which produces 2% of the world copper halted operations for months, due to the community blockage of the only road that can be used to transport the extracted mineral out. Although this road has been re-opened, we cannot assure you that conflict will not return in this area. Social demands and conflicts could have an effect on the Peruvian economy.

The foregoing political uncertainty and presidential decisions could further increase interest rate and currency volatility, as well as adversely and materially affect the Peruvian economy and our business.

A depreciation or devaluation of the sol could have a material adverse effect on our business, financial condition and results of operations.

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 42.7% of our indebtedness, as of December 31, 2018, is denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. As of December 31, 2018, we maintain cross currency swap hedging agreements in aggregate principal amount of 100% of our current U.S. dollar-denominated debt obligations to hedge against the associated foreign exchange risks. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility such was experienced in 2018 due to political uncertainty would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

If the Peruvian government were to implement restrictive exchange rate policies and other similar laws, our business, financial condition and results of operations could be adversely affected.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled. As a result the Peruvian economy has been growing at a compound average annual rate of 3.5% during the period from 2004 to 2018. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the Central Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

We cannot assure you that the Peruvian government will not institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could have a material adverse effect on our business, financial condition and results of operations and adversely affect our ability to repay debt or other obligations and restrict our access to international financing.

In addition, if the Peruvian government were to institute restrictive exchange rate policies in the future, we might be obligated to seek an authorization from the Peruvian government to make payments on the notes and the guarantees. We cannot assure you that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to make payments under our U.S. dollar-denominated debt and to pay dividends on our ADRs.

Increased rates of inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our business, financial condition and results of operations.

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

Severe weather conditions and other natural disasters in areas in which we have shopping malls may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and accordingly have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation and communications services, tourism and commercial activity, caused widespread damage to infrastructure and displaced significant populations. The Peruvian government estimated that El Niño caused US$3.2 billion in damages in affected regions in the first half of 2017. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure. Peru also is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Such conditions may result in physical damage to our properties, closure of one or more of our shopping centers or our tenants-stores, inadequate work forces in our markets, temporary disruptions in the supply of products to our tenants, delays in the delivery of goods to our tenants’ stores and a reduction in the availability of products in our tenants’ stores. In addition, adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as droughts or floods that impact growing conditions and the quantity and quality of crops, may materially adversely affect the availability or cost of certain commodities or other products within our supply chain. Any of these factors may disrupt and materially adversely affect our business, financial condition and results of operations.

The Peruvian economy could be adversely affected by economic developments in regional or global markets.

Financial and securities markets in Peru are influenced by economic and market conditions in regional and global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, which impacted the fair value of securities issued by companies from markets throughout Latin America. The crisis in the Asian markets beginning in 1997 also negatively affected markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian devaluation in 1999 and the Argentine crisis in 2001. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy.

The 2008 and 2009 global economic and financial crisis substantially affected the financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe that began with financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Brexit continues to create volatility and uncertainty in a number of financial markets. Any interruption to the recovery of developed economies, the continued effects of the global crisis in 2008 and 2009, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit or a new economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. In particular, the Peruvian economy recently has suffered the effects of fluctuating commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. Further, to date, the United States and China are facing a trade dispute, which has imposed new tariffs that could undermine economic growth and raise costs for manufacturers around the world. See “—Global Risks”.

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

In 2018, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 71.4% of Peru’s total exports, according to the figures published by the Central Bank of Peru. Changes in commodity prices in the international markets, especially traditional minerals which represented 58.9% of exports by value as of 2018 (according to the Central Bank of Peru), may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending. A decline in commodity prices could also materially affect demand for our discretionary products as well as lower traffic.

Corruption and ongoing high-profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain companies in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects that were otherwise operational and permitted. The overall delay relating to such projects has resulted in a drop in GDP growth and overall infrastructure investment.

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

On March 21, 2018, President Kuczynski announced his decision to resign his office as president, due to allegations of corruption he faced. On March 23, 2018, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. On April 2, 2018, President Vizcarra appointed the members of his cabinet. Although there was some political instability initially, after his first year in office, President Vizcarra has managed to maintain high levels of acceptance among the population and dissipate some of the initial instability.

In July 2018, a set of secretly recorded phone conversations high-court officials in Peru revealed widespread corruption in the judicial system’s top ranks. In February 2019, preventive prison was ordered of four of the involving implicated judges while the investigations continue.

Since November 1, 2018, Keiko Fujimori has been in preventive prison while prosecutors investigate claims she ran a “de facto criminal organization” within her political party to launder campaign donations. Many other politicians are under investigation for corruption allegations linked to Odebrecht and other constructions companies. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business, financial condition and results of operations.

In April 2019, two former presidents were placed in preliminary detention due to their alleged ties to corruption: Pedro Pablo Kuczynski, who is currently detained, and Alan Garcia, who took his own life when police came to place him under arrest. Although recent history has shown that the macroeconomic stability of the country remains unaffected by political turmoil, we cannot yet assess the political and economic impact these developments this may have on the political stability of the country.

See “—Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operation”

Risks Relating to our Business and Industry

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

We may face increased competition if the other Peruvian cement manufacturers, despite incremental freight costs, expand their distribution of cement to the northern region of Peru, or if they develop a cement plant in the north, particularly if the cement markets in Lima or other areas of Peru become saturated. In the past, some foreign cement manufacturers have announced plans to build cement plants in the central region of the country. If competition intensifies in the central region of Peru due to the presence of foreign cement manufacturers or otherwise, it may have price repercussions in our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2018, auto-construcción accounted for approximately 58.7% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2018, approximately 24.4% of our cement sales were derived from private construction (other than auto-construcción) and 16.9% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. During 2018, especially towards the second half, we saw a pickup in public spending, after a decline in 2017 due to El Niño phenomenon and the Odebrecht corruption scandal which delayed investments. We expect this increased public investment to continue during 2019-2022 due to reconstruction works in the North after El Niño related damages.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan has an approved budget of S/25.7 billion (US$7.6 billion). We cannot assure you that the Peruvian government will continue promoting recent levels of public infrastructure spending in our market. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2018, the cost of energy represented approximately 26.1% of our cement production costs, compared to 28.1% in 2017. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2018, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 4.3% compared to 5.1% in 2017. We do not have long-term contracts for the supply of admixtures, raw materials and imported clinker that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

We may undertake future acquisitions that may not achieve expected benefits.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2018, approximately 88.4% of our total cement and all of our quicklime was produced at the Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of the Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations, and any prolonged disruption in the operation of these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends largely on the efforts and strategic vision of our executive management team and board of directors. The loss of the services of some or all of our executive management team or members of our board of directors could have a material adverse effect on our business, financial condition and results of operations.

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. In 2017, the north of Peru experienced severe rain, landslides and flooding, which affected the demand for cement, and the ability to ship it, as well as the provision of raw materials since some roads were destroyed. Our plants did not suffer any significant damage as we halted operations to mitigate physical damage.

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

Pursuant to certain applicable environmental laws, we could be held liable for all or substantially all of the damages caused by pollution at our current or former facilities or those of our predecessors or at disposal sites. We could also be held liable for all incidental damages due to the health effects of exposure of individuals to hazardous substances or other environmental damage.

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

Any dispute with the labor unions that represent our employees could have an adverse effect on our business, financial condition and results of operations.

As of December 31, 2018, 18.9% approximately of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

New projects may require the prior approval of local indigenous communities.

On September 7, 2011, Peru enacted Law No. 29785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, to the extent that in the future our new projects may require implementation of legislative or administrative measures that impact local indigenous communities, we may not be able to undertake such projects, unless the Peruvian government first conducts the foregoing consultation procedure. We cannot assure you that this law will not adversely affect our new projects and have an adverse effect on our business, financial condition and results of operations.

The indenture pursuant to which we issued our 4.50% Senior Notes due 2023 and our two local bond issuances due 2029 and 2034 contain financial covenants, and any default under the indenture may have a material adverse effect on our financial condition and cash flows.

The indenture pursuant to which we issued our 4.50% Senior Notes due 2023 contains restrictions and covenants, including restrictions on our and our guarantor subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless certain conditions are met.

Additionally, in January 2019, two issuances were completed under a local bond program in a total principal amount of S/570 million: One for S/260 million with a rate of 6.68750% with a maturity of 10 years, and another for S/ 310 million with a term of 15 years and a rate of 6.84375%. These issuances contain the same restrictions and covenants as our Senior Notes due 2023. Failure to meet or satisfy any of these covenants could result in an event of default under the indenture.

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

As of March 31, 2019, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

The ability of holders of our ADSs to receive payments of cash dividends may be limited.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2019, Eduardo Hochschild, directly and indirectly, owned and controlled 50.64% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), as of that same date Eduardo Hochschild, directly and indirectly, owns and controls 50.01% of the outstanding common shares of Cementos Pacasmayo S.A.A.

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

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In 2011, we created Salmueras jointly with our minority shareholder Quimpac, which is the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million of our 4.50% Senior Notes due 2023, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of the new Piura plant and our cement business.

●	In 2014, we entered into cross-currency swap agreements for US$120 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt.

●	In 2015, we entered into cross currency swap agreements for US$180 million to manage foreign exchange risks to hedge against our U.S. dollar-denominated debt.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and can begin to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new cement plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, Cementos Pacasmayo consummated the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, Cementos Pacasmayo launched its new brand image and updated its vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, Cementos Pacasmayo implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. This certification and related initiatives reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

●	In November 2018, Cementos Pacasmayo launched an offer to purchase for cash a portion of the US$300 million principal amount international bond outstanding. The offer expired on December 7, 2018 with a total of US$168,388,000, or approximately 56.13% of the total outstanding amount, tendered and repurchased by Cementos Pacasmayo.

●	On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, two issuances were completed under the program for a total principal amount of S/570 million: One for S/260 million with a rate of 6.68750% with term to maturity of 10 years, and another for S/310 million with a term to maturity of 15 years and a rate of 6.84375%. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

Capital Expenditures

We expect to spend over the next five years approximately US$20 million per year on recurring capital expenditures necessary to maintain our plants and equipment. We expect to finance these investments with our current and future cash flows.

The table below sets forth our total capital expenditures incurred during 2018, 2017 and 2016.

	Year ended December 31,
(in millions of S/)	2018	2017	2016
Concrete and aggregates equipment	50.7	35.0	10.4
Piura plant projects	28.0	17.3	61.3
Pacasmayo plant projects	26.2	15.5	29.9
Rioja plant projects	2.4	2.2	2.7
Phosphate project	—	—	15.6
Construction of diatomite brick plant	—	—	0.4
Total	107.3	70.0	120.3

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 61 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2018, our cement shipments were approximately 2.4 million metric tons, representing an estimated 20.7% share of Peru’s total cement shipments. Cement volumes in 2018 increased by 4.3% compared to 2017, after five years of flat volumes. The growth was primarily due to increased cement volumes to the self-construction segment and for public investment connected to reconstruction from El Niño related damages, as well as increased concrete sales to small and medium sized businesses. We believe the construction sector has significant potential to grow with the expected continued expansion of the economy, the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following the impact of El Niño weather conditions in the first four months of 2017.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our new cement plant in Piura and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashells needs for approximately 98 years, based on our 2018 limestone and seashell consumption levels.

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

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 294 independent retailers and 447 hardware stores as of December 31, 2018, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2018	2017	2016
Economic data(1):
GDP growth in Peru	4.0%	2.7%	3.9%
Construction sector growth in Peru	4.7%	2.2%	(3.1)%

Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	4,940	4,940

Installed clinker capacity	2,780	2,780	2,780
Production (thousands metric tons):
Cement production	2,346	2,286	2,276
Clinker production	1,719	1,642	1,731
Utilization rate at Pacasmayo plant(2):
Cement	39.8%	39.4%	40.6%
Clinker	55.4%	45.8%	59.1%
Utilization rate at Rioja plant(2):
Cement	62.0%	65.2%	63.9%
Clinker	75.5%	74.6%	76.8%

Utilization rate at Piura plant(2):
Cement	57.4%	53.6%	51.1%
Clinker	67.6%	74.6%	62.9%

Gross profit (S/ million)	466.1	486.7	500.1
Gross profit margin	36.9%	39.9%	40.4%
Adjusted EBITDA(3) (S/ million)	371.6	371.5	371.0
Adjusted EBITDA margin	29.4%	30.5%	29.9%
Profit (S/ million)	75.1	80.6	112.9
Profit margin	5.9%	6.6%	9.1%

(1)	Source: Central Bank of Peru. In 2014, the methodology for GDP calculations was revised to change the base year and the contribution of certain sectors to GDP.

(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(3)	For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2014 to 2018, GDP grew at a CAGR of 3.5%. Growth during this period was accompanied by low inflation, which averaged 2.9% per year. In addition, at December 31, 2018, the government had accumulated foreign exchange reserves of approximately US$60.1 billion, and the sovereign long-term debt rating was investment grade from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 20.5% in 2018. According to the Central Bank of Peru, the Peruvian GDP grew at a rate of 4.0% in 2018 and is projected to grow at a rate of 4.0% in 2019.

We sell substantially all our cement in the northern region of Peru, which in 2018 accounted for approximately 23.3% of the country’s population and 14.4% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 8.6% of all the cement consumed in the country coming from imports, and approximately 4% coming from a small domestic producer. From 2014 to 2018, total cement consumption in Peru remained relatively flat according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2018 sales to the auto-construcción segment accounted for approximately 58.7% of our total sales of cement, private construction projects accounted for 24.4%, and public construction projects accounted for the remaining 16.9%. Approximately 90.6% of our total cement sales in 2018 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years.

Brine Project Impairment

In 2017, our board of directors resolved to prioritize investments in the development of products related to the manufacture and sale of cement and building solutions. In furtherance of this strategy, we have pursued the sale or other disposition of investments that are not central to our core cement production business. As a result of this decision, during the fourth quarter of 2017 we discontinued the brine project.

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange, which is currently comprised of ten listed companies. Furthermore, in 2019, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the seventh consecutive year, in recognition of our achievement of corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

In 2018, we generated cash flow from operating activities of S/203.6 million (US$60.3 million) and EBITDA of S/371.6 million (US$110.1 million), recorded profit for the year of S/75.1 million (US$22.2 million), and our operating margin and adjusted EBITDA margins were 19.2% and 29.4%, respectively. EBITDA for 2018 was flat when compared to 2017, mainly due to increased costs during the first months of the year from El Niño related road damages that forced us to use an alternate route for our raw materials, an increase in the price of coal and one-off expenses related to a non-cash effect generated by the provision expense of a tax receivable to the Peruvian tax authority.

This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2018, the northern region accounted for approximately 23.3% of the country’s population and 14.4% of its GDP. From 2014 to 2018, GDP in the northern region grew at a CAGR of 1.9%. During the same period, our cement sales volume grew at a CAGR of 0.2%, below GDP mainly due to decreased public spending resulting from government corruption investigations during 2016-2018. We have started seeing some recovery during the second half of 218. However, the northern region continues to experience significant housing and infrastructure deficits which we expect will drive demand for cement in coming years, especially considering the reconstruction investment that will be required to restore infrastructure damaged or destroyed by El Niño.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 294 independent retailers and 447 hardware stores as of December 31, 2018, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

In July 2016, we created the Innovation Department with the main objective of systematizing the continuous transformation process of the business in order to ensure a sustainable growth for Cementos Pacasmayo and the improvement of its margins. To achieve this objective it is necessary to:

●	Put the customer at the center of all our processes.

●	Design an innovation management model.

●	Promote an organizational culture that encourages entrepreneurship and innovation.

Given that customers, and consumption patterns can change quickly and unexpectedly we must quickly adapt in order to retain our customers.

In 2018, we executed eight pilot projects, which sought to solve different strategic challenges, from customer loyalty to internal processes. In addition, aligned with our strategic vision, we designed different building solutions based on our customers’ needs, thus expanding our product portfolio. These products go from cement for special weather conditions to mortar, concrete that works underwater and concrete designed to be exposed without painting, as well as special cement-based security barriers. We firmly believe this strategy will pave the way to further growth and value generation in the medium to long term.

Strong relationship with local communities

Since we began operations 61 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, as of December 31, 2018, Tecsup had graduated over 10,338 students in various technical fields, some of whom currently work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 15 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. Since 2009, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of ten listed companies.

Our Strategies

Our objective is to maximize shareholder value, while honoring our commitment to the environment and abiding by our social responsibility goals. We aim to be a leading company that provides building solutions anticipating the needs of our clients and that contributes to the continued development of our country. We intend to achieve our objective through the following principal strategies:

Continue to focus on our core business of supplying the rising demand for cement

We plan to continue to meet the increasing demand for cement in our market, while controlling production costs. We intend to increase our production capacity while we continue to serve the current cement market, as well as increasing cement demand through the production of new cement-based products. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products, under 2 brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others . Moreover, in 2018 we have launched a new corporate image and future vision, transforming ourselves from a cement producer to a building solutions company. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. In order to provide a portfolio of specialized solutions for our clients, we have developed Pacasmayo Profesional: a business unit focused on the development and commercialization of building solutions. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes.

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

Continue to strengthen our enterprise risk management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption, bribery and money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks. Along these lines, during 2018, we implemented the ISO 37001 Anti-bribery management systems obtaining the certification in January 2019. This certification confirms that our management system are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. We believe this certification reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

Maintain high environmental, social and governance standards

We are committed to maintaining high environment, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange which is currently comprised of only ten listed companies. Furthermore, in 2019, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the seventh consecutive year, in recognition of our achievement corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2018, cement, concrete and precast accounted for 89.8% of our net sales and quicklime accounted for 4.6%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2018 represented 5.6% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2018	2017	2016
Cement, concrete and precast	2,364	2,268	2,286

Quicklime	120	163	152

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2018	2017	2016
Cement, concrete and precast	1,134.1	1,070.7	1,099.9
Quicklime	57.6	80.7	75.1
Construction supplies(1)	68.9	66.4	59.9
Others	1.7	1.8	1.8
Total	1,262.3	1,219.6	1,236.7

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended hydraulic cement, which represented 88% of the our cement sales in 2018. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 73.3%, below the average value for similar producers globally of approximately 76.0%

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following five types of cement products designed for specific uses:

●	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

●	Type MS/MH/R (called Fortimax3). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration, and is resistant to contact with alkaline reagents.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

●	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

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

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as blocks, bricks, pavers and other precast materials.

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

●	Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

●	New cement based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

●	Ultra Armado Cement: Special cement for extreme temperature climates

●	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.
●	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications
●	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.
●	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.
●	New Jersey Walls: safety barriers used to separate traffic flows

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

Production Process

Cement Production Process

The diagram below depicts the standard cement production process, which consists of the following main stages:

●	extraction and transportation of limestone or seashells from the quarry;

●	grinding and homogenization to make the raw material of consistent quality;

●	clinkerization;

●	cement grinding;

●	storage in silos; and

●	packaging, loading and distribution.

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

Grinding and homogenization. Limestone/seashells, clay and sand are mixed with iron that is acquired from third parties. The quality of the resulting raw meal is monitored by examining samples of each batch and processing them through our quality control x-ray software that automatically measures the mix of materials to confirm the blend is in compliance with our quality standards. Subsequently, the raw meal is sent to a blending silo and then to a storage silo from where it is fed into the pre-heater.

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

We extracted from our Acumulación Tembladera quarry approximately, 0.7 million metric tons in 2016, 1.9 million metric tons in 2017 and 1.9 million metric tons in 2018 which were used for cement and quicklime production at our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 293,990 metric tons in 2016, 331,497 metric tons in 2017, and 359,529 metric tons in 2018 which were used for cement production at our Rioja facility. We extracted from our Bayovar 4 quarry approximately 44,702 metric tons of limestone in 2016, 40,183 metric tons in 2017, and 43,786 metric tons in 2018 which were used for cement production at our Piura facility. We extracted from our Virrilá quarry approximately 1.2 million metric tons of limestone in 2016, 866,023 metric tons in 2017 and 1.3 million metric tons in 2018 which were used for cement production at our Piura facility.

We estimate that as of December 31, 2018, our Acumulación Tembladera quarry contains approximately 110 million metric tons of proven and probable limestone reserves with an average grade of 85.7% of calcium carbonate; our Calizas Tioyacu quarry contains approximately 8 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate; our Bayovar 4 quarry contains approximately 20. million metric tons of proven seashells reserves with an average grade of 87.2 % of calcium carbonate; and our Virrilá quarry contains approximately 120 million metric tons of proven seashells reserves with an average grade of 90.1% of calcium carbonate. Based on limestone consumption at 2018 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 87 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 22 years. Based on seashells consumption for 2018, we estimate that our seashells reserves at our Bayovar 4 and Virrilá quarries have a remaining life of approximately 120 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera, Calizas Tioyacu, Bayovar 4 and Virrilá quarries, we also own concession rights to various other calcareous material quarries consisting, in total, of approximately 48,965 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 41,772 metric tons in 2016, 49,618 metric tons in 2017 and 44,636 in 2018.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectares open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the MEM in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 41,592 metric tons in 2016, 48,215 metric tons in 2017 and 42,227 metric tons in 2018.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and in 2016 we extracted 65,691 metric tons, in 2017 we extracted 22,287 metric tons. and in 2018 we consumed pozzolanic material from our stock.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998. We did not use pozzolanic materials to produce cement in 2016, 2017 or 2018.

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

Coal

We purchase mostly anthracite coal from local suppliers and import small amounts of bituminous coal from suppliers mainly in Colombia, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facility adjacent to the Salaverry port, located approximately 130 kilometers south of our Pacasmayo facility, where we have sufficient stock of coal to maintain our production levels for the next six months.

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

Electricity

As of December 31, 2018, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

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

Consumer Base

The retail cement sector in Peru is characterized by households that purchase single bags of cement to gradually build or improve their homes with little or no professional assistance. This sector is known as auto-construcción. Families in this sector tend to invest a large portion of their savings in building or improving their own homes. Auto-construcción is often conducted with the help of a foreman (maestro de obra) who generally has experience in construction. Our retail marketing plans typically target the maestro de obra who is usually the decision maker when buying cement and other related construction materials.

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

Sales and Distribution

Distribution

Our market extends from the Ecuadorian border in the north of Peru to the city of Barranca in the south (approximately 180 kilometers north of Lima), to the rainforest in the east and the Pacific Ocean in the west. Our market covers the provinces of Amazonas, Cajamarca, La Libertad, Lambayeque, Piura and Tumbes in the north; and San Martín and Loreto in the northeast.

Our Pacasmayo, Piura and Rioja facilities supply the entire northern region of Peru, interchangeably subject to where it is most efficient to ship from at the moment, depending on the distance and type of cement being produced, among other factors.

In 2018, approximately 90.6% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 9.4% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 447 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2018 were approximately S/13.1 million, or 1.0% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

We develop strong ties with our distributors by promoting income generating opportunities for them. For instance, we give them priority when hiring transportation to distribute our cement throughout our territory. Also, our large salesforce has the ability to cover most of the construction sites in northern Peru generating business opportunities that are then channeled through our distributors. Finally, our distributors enjoy various commercial and marketing benefits such as rebates, special promotions, special credit conditions, and loyalty programs.

We monitor and establish quantitative goals to increase the percentage of satisfied customers, which we present on the table below:

The coverage ratio of this indicator is 100% of total clients:

Customer satisfaction	Target 2018	2018	2017	2016	2015
Satisfied clients (% satisfies clients over total clients)	82.4	82.9	82.4	83.4	80.8

Quality Control

In Peru, cement production is subject to standardization (normalización) regulations approved by the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”). Although the standardization regulations are not mandatory, they are useful in achieving an optimum level of management. As of the date of this annual report, we comply with all standardization regulations applicable to our products.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. UNACEM (formerly known as Cementos Lima and Cemento Andino) principally serves the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2018, our cement shipments were approximately 2.4 million metric tons, representing an estimated 20.7% share of total cement shipments in Peru.

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

Under Legislative Decree 1320 and Supreme Decree No. 011-2017-EM, since January 1, 2019, if the annual minimum production or investment has not been met, the annual penalty and the causes to terminate a mining concession will be determined by the General Mining Law for all concessions, as described below.

For concessions granted until 2008, the following rules apply:

●	the minimum annual production target is equivalent to one tax unit (approximately US$1,245) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$124) per year per hectare, in the case of non-metallic mining concessions;

●	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

●	if the minimum production level is not achieved within that period, an annual penalty equivalent to 2% of the minimum annual production level is due until such level is achieved; and

●	if the minimum production level is not achieved by the end of the fifteenth year, an annual penalty equivalent to 5% of the minimum annual production level is due until such level is achieved

●	if the minimum production level is not achieved by the end of the twentieth year, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

●	if the minimum production level is not achieved by the end of the thirtieth year, the mining concession expires.

Any penalty must be paid prior to June 30 of each year. Failure to pay the penalty for two consecutive years results in the termination of the mining concession.

Since January 1, 2020, these penalties will be applied for concessions granted in 2009 and therafter.

The foregoing penalties and fines are not applicable to mining concessions granted by the government through private investment promotion initiatives, which will be subject to the minimum production and investment levels set forth in such contracts.

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

Operating margin
Applicable rate (%)
0% - 10%	1.00
10% - 15%	1.75
15% - 20%	2.50
20% - 25%	3.25
25% - 30%	4.00
30% - 35%	4.75
35% - 40%	5.50
40% - 45%	6.25
45% - 50%	7.00
50% - 55%	7.75
55% - 60%	8.50
60% - 65%	9.25
65% - 70%	10.00
70% - 75%	10.75
75% - 80%	11.50
More than 80%	12.00

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

Environmental Regulations

Industrial companies and particularly cement companies are required to comply with several environmental regulations. Pursuant to Article 50 of Legislative Decree No. 757, the competent environmental authority is that corresponding to the activity of the company which generates the highest gross annual income. For that reason, the environmental authority that monitors our operations, considering that cement production represents the highest proportion of our gross profit, is the Ministry of Production.

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

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Límites Máximos Permisibles, or “LMPs”) for cement industries (approved by Supreme Decree No. 003-2002-PRODUCE). In 2017, New environmental quality standards were established on by the Ministry of Environment (through Supreme Decree No. 003-2017-MINAM for air, and Supreme Decree No. 004-2017-MINAM for water). These standards are legally enforceable and all cement industry operations are required to comply with them.

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notice; fines of up to 600 UIT (US$746,888); restrictions, suspension or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

By Directing Council Resolution No. 023-2013-OEFA/CD, of the Organismo de Evaluación y Fiscalización Ambiental (the Environmental Monitoring and Enforcement Agency or “OEFA”), OEFA assumes the functions of monitoring, supervision, control and sanctioning of environmental matters in the Cement Sector of the Manufacturing Industry, of the Industrial Subsector of the Ministry of Production - PRODUCE.

Through Directing Council Resolution No. 006-2018-OEFA/CD, OEFA established sanctions related to environmental management instruments ranging from 10 UIT (S/42,000) to 30,000 UIT (S/126,000,000), being the most serious the development of proyects without the approved environmental management instrument. Failure to update an environmental impact assessment could carry sanctions of up to 6,000 UIT (S/25,200,000), while not complying to commitments included in the environmental impact assessment could carry sanctions of up to 15,000 UIT (S/63,000,000).

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

Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government can discretionarily approve or reject the applicable legislative or administrative measure. In addition, any sale, lease or other act of disposal of surface land owned by local indigenous communities is subject to the approval of an assembly composed of the members of such communities according to the following rules:

●	for local indigenous communities located on the coast, approval of not less than 50% of members attending the assembly is required; and

●	for local indigenous communities located in the highlands and the Amazon region, approval of at least 2/3 of all members attending the assembly is required.

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

Explosives. Mining concessionaires are required to obtain the following permits to operate and store explosives:

●	Certificate of Mining Operation (Certificado de Operación Minera), granted by the MEM;

●	Semiannual Authorization for Use of Explosives, granted by the General Bureau of Explosives of the Ministry of Interior (Superintendencia Nacional de Control de Servicios de Seguridad, Armas, Municiones y Explosivos de Uso Civil, or “SUCAMEC”);

●	Manipulation of Explosives License for each individual that intends to handle explosives, granted by the SUCAMEC; and

●	Explosive’s Warehouse Operation License, granted by SUCAMEC.

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

Chemical Feedstock

The commercialization, transportation and use of controlled chemical feedstock (Insumos Químicos y Productos Fiscalizados, or “IQPF”) is restricted, because of their potential use in the production of illegal drugs or controlled substances. Companies that require an IQPF must obtain an IQPF User Certificate (Certificado de Usuario de IQPF) from the Superintendencia Nacional de Admiminstración Tributaria (SUNAT).

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

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, as of the date of this report, said payments were not subject to any social contribution, except for Income Tax; consequently, employers pay directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

(iv) life insurance, provided they have been employed for at least four years

(v) a compensation for years of service (CTS) equal to one monthly salary is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer,

(vi) benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees’ income, and

(vii) a percentage of the company’s annual income net of taxes (10% in the case of income derived from industrial cement operations, and 8% in the case of income derived from our mining or commercial activities), provided the company has twenty or more employees.

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

Anti-corruption regulation

Peru has an established legal framework applicable to bribery, both to public officers and between private individuals.

According to Law No. 30424 and Legislative Decree No. 1352, a legal entity will not be liable for bribery offenses if it has voluntarily implemented a “Prevention Model” (compliance program) prior to the commission of the offense. If a legal entity implements a Prevention Model after the offense is committed, it will be considered as a mitigating factor.

Our compliance program complies with all the elements that such program should have according Law No. 30424 and Legislative Decree No. 1352 to be considered as a liability exonerator in case of bribery offenses.

C.	Organizational Structure

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report.

The following is a brief description of the principal activities of our consolidated subsidiaries:

●	Cementos Selva S.A. is engaged in the production and marketing of cement and other cement-related materials in the northern region of Peru, near the Peruvian jungle. It holds all of the outstanding shares of Dinoselva Iquitos S.A.C., our cement and construction materials distributor for products processed in our Rioja facility and our social venture Acuícola Los Paiches, S.A.C.

●	Distribuidora Norte Pacasmayo S.R.L. is primarily engaged in selling and distributing cement products produced at our Pacasmayo facility. It produces and sells cement-related materials, such as precast products and ready mix concrete, and sells other construction materials manufactured by large manufacturers.

●	Calizas del Norte S.A.C., En Liquidación (in liquidation) was engaged in the mining activities of prospecting, exploration and exploitation of Acumulación tembladera quarry. On May 31, 2016, we dissolved this subsidiary because a third party was engaged to assume these activities.

●	Empresa de Transmisión Guadalupe S.A.C.’s sole operation is to provide electricity transmission services to the Pacasmayo facility.

●	Salmueras was created in 2011, with Quimpac as a minority equity holder, in order to develop our combined brine fields in the coastal region of Piura in the north of Peru. In the fourth quarter of 2017, we resolved to cease our participation in the brine project and discontinue this operation. As of December 31, 2018, Quimpac no longer has any participation in the brine project.

D.	Property, Plant and Equipment

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

Area of Operation

We own and operate three cement production facilities. Our largest facility is located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. The second facility is located in the city of Piura, department of Piura, approximately 330 kilometers north of Pacasmayo. This facility started cement production in September 2015. We also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From the Pacasmayo and Piura facilities we supply cement principally to the coastal and highland regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba Moyobamba, Tarapoto, Loreto, among others among others.

Pacasmayo Facility

As of December 31, 2018, our Pacasmayo facility had 9 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million metric tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

As of December 31, 2018, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Piura Facility

Annual installed production capacity of our Piura facility is 1.6 million metric tons of cement and 1 million metric tons of clinker.

The Piura plant operates with a horizontal kiln with installed clinker production capacity of 1 million metric tons per year, as well as a cement mill with installed cement production capacity of 1.6 million metric tons per year. The Piura facility also has two storage silos with storage capacity of 240,000 metric tons of cement.

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

Ready-Mix Concrete Facilities

We also have 19 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Tarapoto, and Moyobamba, among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2018, our ready-mix operations had 132 mixer trucks and 25 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2018			2017			2016
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,155	39.8%	2,900	1,141	39.4%	2,900	1,177	40.6%
Piura facility(2)	1,600	918	57.4%	1,600	858	53.6%	1,600	817	51.1%
Rioja facility	440	273	62.0%	440	287	65.2%	440	281	63.9%
Total	4,940	2,346	47.5%	4,940	2,286	46.8%	4,940	2,276	46.1%
Clinker:
Pacasmayo facility	1,500	832	55.4%	1,500	687	45.8%	1,500	887	59.1%
Piura facility	1,000	676	67.6%	1,000	746	74.6%	1,000	629	62.9%
Rioja facility	280	211	75.5%	280	209	74.6%	280	215	76.8%
Total	2,780	1,719	61.8%	2,780	1,642	59.0%	2,780	1,731	62.3%
Quicklime(3):
Pacasmayo facility	240	105	43.9%	240	168	70.1%	240	156	65.0%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(2)	Our Piura facility started producing cement in September 2015 and clinker in February 2016.

(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

Sustainability Performance

We report our sustainability performance information to the GNR (Getting the Numbers Right) database, inspired by the guiding principles of the Cement Sustainability Initiative (CSI), a sector-project of the World Business Council for Sustainable Development (WBCSD) among other cement companies in Latin America through the Inter-American Cement Federation (FICEM).

In August 2018, we join the Global Cement and Concrete Association (GCCA) and become members of the GCCA and the GCCA announced the formation of a strategic partnership with WBCSD to facilitate sustainable development of the cement and concrete sectors and their value chains. As part of a new agreement, the work carried out by the CSI and the GNR database was transfer from WBCSD to the GCCA on 1 January 2019.

Environment

We are in compliance in all material respects with applicable environmental laws and regulations and have all the required environmental permits and licenses to conduct our business. We have Environmental, Health and Safety management systems in place to address the environmental, health and safety risks inherent to our business.

The following indicators have an 88% coverage rate, based on our income.

Key Performance Indicators

The following tables summarizes the three main environmental KPIs that we monitor, due to their relationships with air quality and its impact on greenhouse gas emissions.

KPI	Target Year	Target Value
Sulfur Dioxide (SO2)	2018	250 ug/m3
Nitrogen Dioxide (NO2)	2018	100 ug/m3
Carbon monoxide (CO)	2018	30000 ug/m3

Investment in Environment-related projects

The following table summarizes the capital investment amount in U.S. dollars in environment related projects.

	As of December 31,
(in millions of U.S dollars)	2018	2017	2016	2015
Capital investment	307,081	339,068	49,368	190,421
Operating expenses	618,352	996,990	660,384	472,204
Total expenses = (capital investment + operating expenses)	925,433	1,336,058	709,752	662,625

Environmental Compliance

In the last four years, we have not been subject to any fines or non-monetary sanctions for non-compliance with environmental laws or regulations.

Operational eco-efficiency indicators

Each year we measure our carbon footprint based on analysis and data provided by external consultants and have set a target value of 800,000 metric tons of CO2 equivalent for 2018. Although, there is no data for 2018 yet, due to the fact that the tender for the Carbon Footprint measurement service is still pending, we believe that our 2018 emissions are below our set target.

The following are the greenhouse gas emissions (scope 1 and scope 2)

Direct emissions GHG (scope 1)	Unit	Target 2018	2017	2016	2015
Direct emissions of greenhouse gases from energy purchased and consumed(scope 1)	CO2 equivalent metric tons	800,000	785,409	723,307	840,319

Indirect emissions GHG (scope 2)	Unit	Target 2018	2017	2016	2015
Total indirect emission of GHG (level 2) 2	CO2 equivalent metric tons	80,000.00	79,260	53,537	64,122

In 2017, the CO2 equivalent emissions of scope 1 increased by 62,102 metric tons of CO2 equivalent, with respect to 2016. Meanwhile, the CO2 equivalent emissions of scope 2 increased by 25,723 metric tons of CO2 equivalent, compared to 2016. These data differences are mainly explained by changes in the calculation process (Greenhouse gas protocol ISO 14064).

Total Energy Consumption

The following table shows the indicators that make up the total energy consumption for the period 2015-2018. For 2018, the target was set for 2,000,000 MWh for non-renewable fuels and 500,000 MWh for purchased non-renewable electricity. Both amounts represented a total of 2,455,166 MWh. of power which cost a total of USD 19,380,196.

Total energy consumption	Unit	Target 2018	2018	2017	2016	2015
A.Non renewable fuels (nuclear fuel, coal, petroleum, natural gas, etc.) purchased and consumed	MWh	2,000,000	1,960,323	1,974,098	2,103,241	1,652,542
B.Non.renewable electricity purchased	MWh	500,000	494,843	490,382	390,844	414,717
Total non-renewable energy consumption (A+B)	MWh	2,550,000	2,455,166	2,464,480	2,494,085	2,067,259
Total energy consumption costs	USD	20,000,000	19,380,196	17,852,679	19,022,957	16,521,980

Total Fuels and raw materials

The following table shows the percentage of alternative fuels used, the clinker/cement ratio and the percentage of alternative raw materials utilized in cement production during 2018. our clinker/cement ratio is below the global average of 76% for the industry as a whole.

Total Fuels and raw materials	% in 2018
% fuels used to substitute fossil fuels (as a % of total heat consumption)	3.52%
Clinker/cement ratio	73.30%
% of alternative raw materials contained in cement (excluding raw materials such as gypsum and pozzolanic material)	19.04%

Total Water Consumption

We systematically monitor water consumption. In that sense, the following table shows that by 2018, the current net consumption of fresh water amounted to 0.7 million cubic meters, below our target of 0.75 million cubic meters. The increase in water consumption compared to the previous year is mainly due to new development of projects, which resulted in increased concrete production, which requires more water.

Water consumption (millions of m3)	2018	2017	2016	2015
A. Total municipal water supply (or other water services)	0.01	0.01	0.01	0.01

B.Fresh Surface water (lakes, rivers, etc.)	0.10	0.09	0.06	0.04

C. Fresh underground water	0.59	0.50	0.69	0.64

E.Net fresh water consumption (A + B + C)	0.70	0.60	0.76	0.69

Waste Generation

In terms of waste generation, our 2018 value of 28,709 metric tons was below our target of 30,000 metric tons. The 2018 value is significantly higher than 2017 due to a change in the waste management model during this year. Our clients now return the over-estimated concrete and these residues (waste) are reused to fill the access roads.

Total waste (in MT)	2018	2017	2016	2015
Total waste	28,709	3,078	3,656	2,357

Social Performance

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education. It was founded by the family of our controlling shareholder, and we support it by providing scholarships to promising students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 10,338 students in various technical fields, some of whom currently work for us and our affiliated companies.

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2018, this program benefited over 831 stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2018 benefited 1,007 stakeholders.

Mi Escuela, mi comunidad (My School, My Community.) We have developed this project for a second year in partnership with the Instituto Peruano de Acción Empresarial – IPAE (Peruvian Institute of Business Action). Educational institutions from the Pacasmayo, Rioja and Tembladera communities participated in this project with the purpose of strengthening the management capacities of school leaders in order to mobilize resources for the education of students. In 2018, this program benefited over 9,124 students and teachers.

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

Coverage of Social Indicators

The percentage coverage of the social indicators represent more than 75% of the company’s income.

Main Social Indicators

As part of our social management, we measure and evaluate our performance through the following KPIs that have a goal for the year 2021:

KPI	Target Year	Target Value
Percentage of graduates of job training programs that are working	2021	75%
Number of projects financed through taxes for infrastructure	2021	3
Number of areas where we intervene in conservation tasks	2021	3

Social Management Contribution

Below are our social management contributions for 2018. These are divided into: 1) monetary contributions; 2 general management expenses in U.S. dollars.

Type of Contribution	Amount U.S Dollars
Monetary contribution	2,023,172.22
General management expenses	210,707

Occupational Health and Safety

We measure the frequency rate of time lost due to injuries and the frequency rate of occupational diseases, from our employees and contractors. The coverage of these indicators is 100%

Frequency rate of time lost due to injury	Unit	2018	2017	2016	2015
Employees	For 1 million working hours	4.04	3.16	5.48	13.08

Frequency rate of time lost due to injury	Unit	2018	2017	2016	2015
Contractors	For 1 million working hours	0.78	1.24	1.8	1.64

Frequency rate of occupational diseases - employees

The indicator of occupational diseases is zero, however we maintain individual and collective occupational medical surveillance, through activities focused on monitoring reported cases and evaluating working conditions; proposing effective control measures that ensure us to have the maximum performance of our collaborators maintaining and improving their health status.

Supply Chain

Supply Chain Expenses Analysis

The following tables shows the annual purchases for 2018 for strategic suppliers

	Annual Purchase		Supplier
	S/ (LC)%		#	%
Strategic Supplier	S/278,463,614	40.11%	16	0.40%
TOTAL	S/694,252,052	100.00%	3,996	100.00%

The following tables shows the annual purchases for 2018 by type of supplier

	Annual Purchase		Supplier
	S/ (LC)%		#	%
Type A	S/631,803,714	91.00%	150	3.75%
Type B	S/60,343,132	8.69%	976	24.42%
Type C	S/2,105,207	0.30%	2,870	71.82%
TOTAL	S/694,252,052	100.00%	3,996	100.00%

The following tables shows the annual purchases for 2018 by type of supplier and annual amount spent

	International		Local		Total
	S/ (LC)%		S/ (LC)%		S/. (LC)%
Strategic Supplier	S/0	0%	S/278,463,614	40.11%	S/.278,463,614	40.11%
Type A	S/36,462,253	5.25%	S/316,877,847	45.64%	S/.353,340,101	50.90%
Type B	S/8,127,642	1.17%	S/52,215,490	7.52%	S/.60,343,132	8.69%
Type C	S/64,418	0.01%	S/2,040,789	0.29%	S/.2,105,207	0.30%
TOTAL	S/44,654,312	6.43%	S/649,597,740	93.57%	S/.694,252,052	100.00%

Identification of critical suppliers

Critical suppliers are classified as follows:

a) Importance and Sustainability Risk in Suppliers Strategic Partners

b) By volume of annual purchases in suppliers type A, B, and C.

Strategic Partner Suppliers aligned with the supplier integration scheme, the supplier operations control system and the quality assurance plan; we defined 7 strategic supplier groups due to their importance in the continuity of our operations and their participation in the value chain. In this way, we reduce supply risks, transparency and corruption.

The 7 groups of strategic suppliers are fuel and lubricants, transportation of raw materials, maintenance of plants, exploitation of quarries, logistics services, cement bags, and energy supply.

KPIs

The following tables summarizes the two supply chain KPIs and target values that we monitor

KPI	Target Year	Target Value
Training in Sustainability =% of suppliers trained to increase Risk and Sustainability management standards (measured by purchases in soles)	2018	85%
Development of local suppliers=% of local suppliers (national) / total suppliers (measured by purchases in soles).	2018	20%

Risk assessment of the supply chain and corrective actions

There is a Code of Conduct that applies to all employees, contractors, suppliers and consultants; and a Purchasing Policy that regulates the acquisition process (these can be found on the Company website)

The definition of High Risk of Sustainability refers to impact in social and environmental terms. Under this concept, Pacasmayo does not work with any provider that fails to comply with social laws: labor legislation, occupational safety and health, social responsibility, payment compliance to suppliers and workers, etc; and with environmental laws: compliance with regulations and commitments with regulatory agencies.

For Suppliers Type A (85% of annual purchases) we have a complete evaluation & homologation developed by SGS International every 2 years as a control mechanism.

For the Suppliers with Purchase Order we have a requirement of a Sworn Declaration sign before any purchase.

Additionally, we control all suppliers by reviewing the background of the company and its main representatives through an International Audit system that validates criminal records.

Risk Management

Risk Management Description

Corporate Risk Management (GRC) is a structured approach that allows managing all of the important risks that could affect our long-term objectives. The purpose of this approach is to support senior management in the decision-making process, in order to reduce adverse impacts and take advantage of opportunities; as well as managing the action plans to mitigate the risks.

Therefore, Pacasmayo has processes and systems that analyze and evaluate the management of the business units, encouraging continuous improvement. Our management control systems include:

●      Mapping of new emerging risks and definition of impact, probability and design of controls.

●      Periodic review of current risks and update of Impact Probability and Controls information.

●      Quantification and effect of risk on EBITDA

●      Evaluation of external factors

●      Periodic review of policies, procedures, regular internal audits and employee training.

Risk Management Process

●      The risks are mapped considering the impact on profit, revenues, resources, employees, communities where we operate and the suppliers of the company.

●      An integrated risk management system and tools are used to collect information collaboratively with the functional areas and external sources of the company.

●      These processes include the evaluation of risks related to the commercial, operational, environmental, health and safety areas.

●      The development of a Risk Management Culture throughout the company in a decentralized manner, integrating the processes to the mapping of risks and the identification and mitigation of risks from the strategic level to the operational level; This is reinforced with training for employees and suppliers and communication plans for the entire company.

Risk Management Organization

Managers responsible for risk matrices	Risks committee	Audit Committee
•Those responsible for the evaluation, management and prevention of the risk matrices of each areaa. •Risk management coordinates with them for the development and monitoring of these matrices.	•It is the group created to establish and implement risk management at the corporate level. •It is made up by the CEO, the VPs and the Risks Manager •the Risks Committee reports to the Audit Committee

•Made up by 3 independent board members, reports directly to the Board

•The participants are the external auditors, the internal auditor, the compliance officer, the CFO and the Risk Manager

•Evaluates improvement opportunities and plans for the risk matrices.

Emerging risks

Emerging risks are those that have an impact in the long-term. The risks considered here include all recently identified risks that could have a long-term impact on the company’s business or industry, although in some cases they may have already begun to impact the company’s business.

Risk Description	Potential Impact	Mitigation actions	Evidence of mitigation actions
Economic risk: Market share, pricing or placement could be negatively impacted by the entrance of incumbent sellers, resellers or new business models within the construction industry	Medium to high: Although disruption in the Construction industry is still low due to new digital business models or the use of intense technology, we acknowledge that it is not a matter of whether the industry will be impacted but rather a matter of when

✓ Several in house projects, pilots and Proof of Concept are underway and planned to explore complementary business models

✓ Investing in a corporate entrepreneurship initiative (startup)

✓ Open innovation initiatives to explore investment in startups in the region

✓ integrating horizontally developing digital solutions to work better with small and medium size hardware stores (Project Moche), looking into digitizing a good part of the order to cash process with Construction Companies (Project Egypt) and exploring new sales channels (Project Canal Propio)

✓ Provide seed capital and technical assistance to Soluciones Takay, a venture founded in 4Q18 and ran by ex-Pacasmayo employees, who are currently developing a marketplace that connects customers planning to build a house with top-quality, pre-screened independent professionals. This investment provides Pacasmayo with a unique opportunity to explore different business-to-consumer models and gather relevant information straight from the end consume.

✓ Working with startups that focus on last mile delivery and solutions at points of sales.

Reputational and economic: Increased environmental regulation	Medium to high: Although we comply with all current environmental regulations, we acknowledge that, if regulation changes, we can have a an impact due to the absence of new environmental permits and non-compliance with new regulations and sanctions, fines and stoppage of activities because of it.

✓ Identification and management in advance of environmental permits for projects

✓ Exceed current regulations

✓ Constant supervision of all operating units

✓ Identification of additional regulations in other countries, which could be adopted in Peru.

✓ Environmental commitments compliance program

✓ Diagnosis of the impact of a Nationally Appropriate Mitigation Action (NAMA) currently under discussion with the Peruvian government to mitigate greenhouse gas emissions

✓ Development of an Environmental Information System under which environmental management will be planned

✓ Execution of Internal Control Measures to exceed maximum allowed levels

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 61 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2018, our cement sales volume were approximately 2.4 million metric tons, representing an estimated 20.7% share of Peru’s total cement sales that year. That same year, we also sold approximately 120,252 metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/seashells and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashell needs for approximately 98 years, based on our 2018 limestone/seashell consumption levels. We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that added 240,000 metric tons of installed annual cement production capacity. In 2015, we completed construction of our cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015, and clinker production started in January 2016. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant in Piura is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

Factors Affecting our Results of Operations

Revenue Drivers

In 2018, approximately 90.6% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 9.4% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

Based on our estimates, sales to the auto-construcción segment accounted for approximately 58.7% of our total cement sales in 2018, 62.2% in 2017 and 58.0% in 2016; private construction projects, both large and small, accounted for approximately 24.4% of our total cement sales in 2018, 23.9% in 2017 and 25.0% in 2016; and public construction projects accounted for the remaining 16.9% of our total cement sales in 2018, 13.9% in 2017 and 17.0% in 2016. While auto-construcción continues to represent the majority of our sales, as the Peruvian economy continues to grow and formalize, private construction projects and infrastructure should become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown 5.0% in 2018, 1.2% in 2017, and 0.4% in 2016. Our cement volumes, which represented most of the cement sales in the northern region of Peru, grew 4.3% in 2018, contracted by 0.8% in 2017 and by 1.0% in 2016, in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2018, we saw a pick up in public spending during the last four months of the year, from reconstruction related spending. We expect this trend to continue during 2019-2022 due to reconstruction works in the North as the infrastructure damaged or destroyed by the landslides, floods and heavy rain resulting from the impact of the El Niño weather pattern during 2017 is rebuilt.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 13.1% of our costs of production in 2018, 14.7% in 2017 and 13.1% in 2016. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal sourced by third-party producers.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2025. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2022. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 13.1% of our cost of production in 2018, 13.4% in 2017 and 13.1% in 2016. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 4.3% of our cost of production in 2018, 5.1% in 2017 and 10.5% in 2016. The decrease in the amount of third party admixtures was due to a more efficient dosage of these materials to achieve cost savings, as well as replacement of third party admixtures with our own materials.

Personnel expenses represented 16.7% of our total costs and expenses in 2018, 17.6% in 2017 and 19.6% in 2016.

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

Mining Royalty Tax

The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Mining Royalty Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. For additional information, see note 29 to our annual audited consolidated financial statements included in this annual report.

Operating Segments

We have three operating segments: (i) cement, concrete and precast, (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 33 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2018, see note 2.3.21 and note 4 to our annual audited consolidated financial statements included in this annual report.

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

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

We consider whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, we consider the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Rendering of services

In the businesses segments cement, quicklime, concrete, precast and construction supplies, we provide transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Variable consideration

Some contracts with clients provide rights for return and commercial discounts or rebates.

If a contract includes a variable amount, we estimate the amount of consideration to which it is entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at the beginning of the contract and is restricted until it is highly probable that a significant reversal of income does not occur at the time when the uncertainty associated with the variable consideration disappears.

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

Deferred Tax

Deferred tax is provisioned using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences.

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

Derivative Financial Instruments and Hedge Accounting

Initial Recognition and Subsequent Measurement

We use derivative financial instruments, such as cross-currency swaps (CCS), to hedge our foreign currency exchange rate risk. Such derivative financial instruments are initially recognized at their fair value on the date on which the derivative contract is entered into and subsequently remeasured at their fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when fair value is negative.

For the purpose of hedge accounting, hedges are classified as:

●	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.
●	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.
●	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

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

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

●      There is ‘an economic relationship’ between the hedged item and the hedging instrument.

●      The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

●      The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss.

We designated all of the cross currency swaps contracts as hedging instrument. Any gains or losses arising from changes in the fair value of derivatives were taken directly to profit or loss, except for the effective portion of cash flow hedges, which were recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

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

Assets and liabilities classified as held for distribution are presented separately as current items in the statement of financial position. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Additional disclosures are provided in note 1 to our annual audited consolidated financial statements included in this annual report. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Results of Operations

Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

	Year ended December 31,
(amounts in millions of S/)	2018	2017	Variation %
Sales of goods	1,262.3	1,219.6	3.5
Cost of sales	(796.2)	(732.9)	(8.6)
Gross profit	466.1	486.7	(4.2)
Operating income (expense):
Administrative expenses	(172.1)	(195.6)	(12.0)
Selling and distribution expenses	(43.4)	(40.6)	6.9
Impairment on brine project	—	(47.6)	N/R
Other operating income (loss) or (expense), net	(8.8)	(4.3)	N/R
Total operating expense, net	(224.3)	(288.1)	(22.2)
Operating profit	241.8	198.6	21.8
Other income (expense):
Finance income	4.9	5.8	(15.5)
Finance costs	(87.3)	(73.8)	18.3
Cumulative net loss on settlement of derivative financial instruments	(34.9)	—	N/R
Loss from exchange difference, net	(8.4)	(2.2)	281.8
Total other expenses, net	(125.7)	(70.2)	79.1
Profit before income tax	116.1	128.4	(9.6)
Income tax expense	(41.0)	(47.0)	(12.8)
Profit for the year from continuing operations	75.1	81.4	(7.7)
Profit [loss] for the year from discontinued operations	—	(0.8)	N/R

Profit for the year	75.1	80.6	(6.8)

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment and as a percentage of total sales for 2018 and 2017:

	Year ended December 31,

(amounts in millions of S/)	2018	%	2017	%
Cement, concrete and precast	1,134.1	89.8	1,070.7	87.8
Quicklime	57.6	4.6	80.7	6.6
Construction supplies	68.9	5.5	66.4	5.4
Other	1.7	0.1	1.8	0.2
Total sales of goods	1,262.3	100.0	1,219.6	100.0

Our total sales of goods increased by 3.5%, or S/42.7 million, to S/1,262.3 million in 2018 from S/1,219.6 million in 2017. This increase was primarily due to the following factors:

●	a 5.9%, or S/63.4 million, increase in 2018 in sales of cement, concrete and precast mainly due to increased sales of concrete to small and medium sized projects and the public sector, as well as increased sales of cement to auto-construcción and the public sector.

●	offset in part by a 28.6%, or S/ 23.1 million, decrease in 2018 in the sales of quicklime, mainly due to a decrease in sales of refined quicklime; and.

●	a 3.8%, or S/2.5 million, increase in 2018 in the sale of construction supplies, mainly due to spending by the self-construction segment as families were rebuilding their homes after coastal El Niño.

The following table sets forth the composition of our sales of cement, concrete and precast for 2018 and 2017:

	Year ended December 31,
	2018	2017	Variation
	(in millions of S/)%
Cement	975.2	943.0	3.4
Concrete and pavement	136.5	110.2	23.9
Precast	22.4	17.5	28.0
Total	1,134.1	1,070.7	5.9

Our total sales of cement, concrete and precast increased by 5.9%, or S/63.4 million, to S/ 1,134.1 million in 2018 from S/1,070.7 million in 2017. This tab was primarily due to the following factors:

●	sales of cement increased by 3.4%, or S/32.2 million in 2018 due to a 3.8% increase in volume of cement sold, offset by a 0.4% decrease in the average sales price;

●	sales of concrete and pavement increased by 23.9%, or S/26.3 million, in 2018, due to an 18% increase in volume and 5.9% increase in the average price of concrete and pavement; and

●	sales of precast increased by 28.0%, or S/4.9 million, in 2018, due to a 25.5% increase in volume and a 2.5% increase in price, mainly due to a change in strategy which seeks to expand our client base and our portfolio of products including heavy precast products.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	675.2	84.8	599.7	81.8
Quicklime	52.3	6.6	67.0	9.2
Construction supplies	67.2	8.4	64.6	8.8
Other	1.5	0.2	1.6	0.2
Total	796.2	100.0	732.9	100.0

Our total cost of sales in 2018 increased by 8.6%, or S/63.3 million, to S/796.2 million, from S/732.9 million in 2017, primarily due to the following factors:

●	a 12.6%, or S/75.5 million, increase in the cost of sales of cement, concrete and precast in 2018, due primarily to an increase in sales volume, as well as increased production costs for cement, and increased sales of concrete to small and medium-sized companies which results in higher logistics costs;

●	offset by a 21.9%, or S/14.7 million, decrease in 2018 in the cost of sales of quicklime, due primarily to lower sales volume; and

●	a 4%, or S/2.6 million, increase in 2018 in the cost of sales of construction supplies, in line with the increase in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and precast for 2018 and 2017:

	Year ended December 31,
	2018	2017	Variation

	(in millions of S/)%
Cement	535.0	496.3	7.8
Concrete and pavement	117.3	88.0	33.3
Precast	22.9	15.4	48.7
Total	675.2	599.7	12.6

Our cost of sales represented 63.1% of our sales in 2018, compared to 60.1% in 2017. Our total cost of sales of cement, concrete and precast increased by 12.6%, or S/75.5 million, in 2018, primarily due to the following factors:

●	cost of sales of cement increased by 7.8%, or S/38.7 million, in 2018, mainly due to a 3.8% increase in cement sales volume and a 4.0% increase in production cost in the aftermath of El Niño related damages which affected our ability to source raw materials during the first months of the year, as well as an increase in the price of coal;

●	a 33.3%, or S/29.3 million increase in the cost of sales of concrete and pavement in 2018, due to an 18% increase in volume sold as well as a 15.3% increase in production costs. Since large infrastructure projects have been delayed in the North, the Company has actively sought to fill this gap with demand from other small and medium-sized projects. This allows us to utilize more of our installed capacity, but at the same time generates an additional logistics costs since we need to deliver to more clients; and

●	a 48.7%, or S/7.5 million increase in the cost of sales of precast during 2018, mainly due a 25.5% increase in sales volume and a 23.2% increase in production costs mainly due to higher costs from initial investment required for new heavy precast products. As this business unit grows and matures, we should see margin improvement.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)	%	(in millions of S/)	%
Cement, concrete and precast	458.9	40.5	470.9	44.0
Quicklime	5.3	9.2	13.7	17.0
Construction supplies	1.7	2.5	1.8	2.7
Other	0.2	11.8	0.3	16.7
Total gross profit	466.1	36.9	486.7	39.9

Total gross profit decreased by 4.2%, or S/20.6 million, to S/466.1 million in 2018, from S/486.7 million in 2017, mainly because of, higher raw material costs of cement and quicklime and higher sales to small and medium sized concrete companies, which generate higher logistics costs. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2018 was 36.9% compared to 39.9% for 2017.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and precast segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	440.2	45.1	446.6	47.4	(2.3)
Concrete and pavement	19.2	14.1	22.2	20.1	(6.0)
Precast	(0.5)	(2.2)	2.1	12.0	(14.2)
Total gross profit	458.9	40.5	470.9	44.0	(3.5)

Gross profit margin for cement, concrete and precast decreased by 3.5 percentage points in 2018 compared to 2017. This was mainly due to a decrease of 2.3 percentage points in cement margin due to higher raw materials costs, a decrease of 6.0 percentage points in concrete and pavement margin due to higher sales to small- and medium-sized companies which generated a higher logistics costs, and a decrease in the precast margin mainly due to higher costs from initial investment required for new heavy precast products.

Operating expense

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2018, our operating expenses decreased by S/63.8 million to S/ 224.3 million from S/288.1 million in 2017, mainly due to the impairment of our brine assets during 2017, as well as operating efficiencies derived from lower administrative expenses.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2018 and 2017:

	Year ended December 31,
(in millions of S/)	2018	2017
Personnel expenses	84.7	94.4
Third-party services	56.5	65.9
Board of directors compensation	6.8	6.6
Depreciation and amortization	12.0	14.9
Taxes	4.8	3.8
Consumption of supplies	1.8	2.7
Donations	5.5	7.3
Total	172.1	195.6

Our administrative expenses decreased by 12.0%, or S/23.5 million, to S/172.1 million in 2018 from S/195.6 million in 2017. Personnel expenses decreased by S/9.7 million mainly due to lower severance payments in 2018. Third party services also decreased by S/9.4 million in 2018 mainly due to a decrease in consultancy services compared to 2017.

Administrative expenses related to the cement, concrete and precast segment accounted for approximately 96.5% of total administrative expenses for 2018 compared to approximately 89.0% for 2017. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 1.3%, 0.3% and 1.9%, respectively, of total administrative expenses for 2018 compared to approximately 8.0%, 0.8% and 2.3% respectively, for 2017.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2018 and 2017:

	Year ended December 31,
(in millions of S/)	2018	2017
Personnel expenses	21.7	18.0
Advertising and promotion expenses	13.1	14.1
Other	8.6	8.5
Total	43.4	40.6

Our total selling and distribution expenses increased by 6.9%, or S/2.8 million, to S/43.4 million in 2018 from S/40.6 million in 2017, primarily related to an increase in sales as well as a slight increase in personnel expenses in line with our strategy to serve more small and medium sized clients and successfully defend our market share.

Selling and distribution expenses related to the cement, concrete and precast segment represented approximately 97.5% of total selling and distribution expenses for 2018, compared to 95% for 2017. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0%, 2.5%, and 0.1% respectively, of total selling and distribution expenses for 2018, compared to 0%, 4.9% and 0.1%, respectively, for 2017.

Other Operating Income (expenses), Net

Our other operating income, net decreased S/4.5 million, to a loss of S/8.8 million in 2018 from a loss of S/ 4.3 million in 2017, mainly due to expenses related to a non-cash effect generated by the provision expense of a tax receivable to the Peruvian tax authority.

Other Expenses, Net

Our other expenses, net increased by S/55.5 million, to S/ 125.7 million in 2018 from S/70.2 million in 2017, mainly due to the net loss originated by the cancellation of cross-currency swaps after purchasing part of our outstanding international bonds.

Income Tax Expense

Our income tax expense decreased by 12.8%, or S/6.0 million, to S/41.0 million for 2018 from S/47.0 million for 2017. Our effective tax rate for 2018 was 35.3%, 36.6% for 2017 and 39.0% for 2016.

Profit from continuing operations

As a result of the foregoing, our profit from continuing operations for 2018 decreased by 7.7%, or S/6.3 million, from S/81.4 million for 2017 to S/75.1 million for 2018, mainly due to two non-cash effects: the provision of a tax receivable to the Peruvian tax authority, and the accounting effects of the purchase of part of the international bonds. Profit from continuing operations without these effects would have been S/106.1 million.

Results of Operations

Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

	Year ended December 31,
(amounts in millions of S/)	2017	2016	Variation %
Sales of goods	1,219.6	1,236.7	(1.4)
Cost of sales	(732.9)	(736.6)	(0.5)
Gross profit	486.7	500.1	(2.7)
Operating income (expense):
Administrative expenses	(195.6)	(193.4)	1.1
Selling and distribution expenses	(40.6)	(36.4)	11.5
Impairment on brine project	(47.6)	—	N/M
Other operating income, net	(4.3)	2.4	N/M
Total operating (expense), net	(288.1)	(227.3)	26.7
Other income (expense):
Finance income	5.8	3.2	81.3
Finance costs	(73.8)	(75.4)	(2.1)
Loss from exchange difference, net	(2.2)	(2.5)	(12.0)
Total other expenses, net	(70.2)	(74.7)	(6.0)
Profit before income tax	128.4	198.1	(35.2)
Income tax expense	(47.0)	(78.6)	(40.2)
Profit for the year from continuing operations	81.4	119.5	(31.9)
Loss for the year from discontinued operations	(0.8)	(6.6)	(87.9)
Profit for the year	80.6	112.9	(28.6)

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	1,070.7	87.8	1,099.9	88.9
Quicklime	80.7	6.6	75.1	6.1
Construction supplies	66.4	5.4	59.9	4.8
Other	1.8	0.2	1.8	0.2
Total sales of goods	1,219.6	100.0	1,236.7	100.0

Our total sales of goods decreased by 1.4%, or S/17.1 million, to S/1,219.6 million in 2017 from S/1,236.7 million in 2016. This increase was primarily due to the following factors:

●	a 2.7%, or S/29.2 million, decrease in 2017 in sales of cement, concrete and precast mainly due to decreased sales of concrete and precast because of delays in large infrastructure projects and private construction, partially offset by an increase in sales of cement.

●	offset in part by a 7.5%, or S/5.6 million, increase in 2017 in the sales of quicklime, mainly due to an increase in sales volume

●	offset partially by a 10.9%, or S/6.5 million, increase in 2017 in the sale of construction supplies, mainly due to spending by the self-construction segment as families were rebuilding their homes after coastal El Niño.

The following table sets forth the composition of our sales of cement, concrete and precast for 2017 and 2016:

	Year ended December 31,
	2017	2016	Variation
	(in millions of S/)%
Cement	943.0	920.9	(2.4)
Concrete	110.2	152.6	(27.8)
Precast	17.5	26.4	(33.7)

Total	1,070.7	1,099.9	(2.7)

Our total sales of cement, concrete and precast decreased by 2.7%, or S/29.2 million, to S/1,070.7 million in 2017 from S/1,099.9 million in 2016. This decrease was primarily due to the following factors:

●	sales of cement increased by 2.4%, or S/22.1 million, in 2017, due to a 1.2% increase in the average price of cement, and a 1.2% increase in volume of cement sold;

●	sales of concrete decreased by 27.8%, or S/42.4 million, in 2017, due to an 18.3% decrease in volume and a 9.5% decrease in the average price of concrete; and

●	sales of precast decreased by 33.7%, or S/8.9 million, in 2017. During 2016, we sold a new product called “piles” for the upgrade of the Talara refinery, which accounted for S/2.2 million in 2016, and none in 2017. Excluding this product, sales of precast decreased by 27.8% or S/6.7 million, in 2017, due to a decrease in volume (26.2%) offset by an increase in the average price (1.6%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	599.7	81.8	615.8	83.6
Quicklime	67.0	9.2	60.9	8.2
Construction supplies	64.6	8.8	58.7	8.0
Other	1.6	0.2	1.2	0.2
Total	732.9	100.0	736.6	100.0

Our total cost of sales decreased by 0.5%, or S/3.7 million, to S/732.9 million for 2017, from S/736.6 million for 2016, primarily due to the following factors:

●	a 2.6%, or S/16.1 million, decrease in the cost of sales of cement, concrete and precast in 2017, due primarily to a decrease in sales volume of concrete and precast;

●	a 10%, or S/6.1 million, increase in 2017 in the cost of sales of quicklime, due primarily to higher sales volume, higher raw materials costs, higher transportation costs and a slight increase in the price of coal; and

●	a 10.1%, or S/5.9 million, increase in 2017 in the cost of sales of construction supplies, mainly due to an increase in sales and the international price of steel.

The following table sets forth the composition of our cost of sales of cement, concrete and precast for 2017 and 2016:

	Year ended December 31,
	2017	2016	Variation
	(in millions of S/)%
Cement	496.3	489.5	1.4
Concrete	88.0	105.3	(16.4)
Precast	15.4	21.0	(26.7)
Total	599.7	615.8	(2.6)

Our cost of sales represented 60.1% of our sales in 2017, compared to 59.6% in 2016. Our total cost of sales of cement, concrete and precast decreased by 2.6%, or S/16.1 million, in 2017, primarily due to the following factors:

●	cost of sales of cement increased by 1.4%, or S/6.8 million, in 2017, mainly due to a 1.2% increase in volume of cement sold and a 0.2% increase in production costs, due to the El Niño related damages which affected our ability to ship cement and source raw materials; and

●	a decrease in the cost of sales of concrete of 16.4%, or S/17.3 million, in 2017, due to a 18.3% decrease in volume sold as well as a 1.9% increase in production cost.

●	a decrease in the cost of sales of precast of 26.7%, or S/5.6 million in 2017. During 2016 we sold a new product called piles for the upgrade of the Talara refinery, which accounted for S/1.1 million and none in 2017. Excluding this product, cost of sales of precast decreased by 22.6% or S/5.2 million in 2017 due to a decrease in volume.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)	%	(in millions of S/)	%
Cement, concrete and precast	470.9	44.0	484.2	44.0
Quicklime	13.7	17.0	14.2	18.9
Construction supplies	1.8	2.7	1.2	2.0
Other	0.3	16.7	0.5	27.8
Total gross profit	486.7	39.9	500.1	40.4

Gross profit decreased by 2.7%, or S/13.4 million, to S/486.7 million in 2017 from S/500.1 million in 2016 mainly because of lower sales of cement, concrete and, higher raw material costs of quicklime, which offset higher sales volumes. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2017 was 39.9% compared to 40.4% for 2016.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and precast segment for 2017 and 2016:

	Year ended December 31,
	2017		2016
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	446.6	47.4	431.4	46.8	0.6
Concrete	22.2	20.1	47.3	31.0	(10.9)
Precast	2.1	12.0	5.5	20.8	(8.8)
Total gross profit	470.9	44.0	484.2	44.0	—

Gross profit margin for cement, concrete and precast remained flat in 2017 compared to 2016. This was mainly due to an increase in cement margin (0.6 percentage points) due to higher sales volume and price, a decrease in the concrete margin (10.9 percentage points) due to lower sales volume and average price because of delays in infrastructure projects, and a decrease in the precast margin (8.8 percentage points) mainly due to sales of piles for the Talara refinery in 2016 that did not continue in 2017.

Operating expense

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2017, our operating expenses increased by S/60.9 million to S/288.1 from S/227.3 million in 2016.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2017 and 2016:

	Year ended December 31,
(in millions of S/)	2017	2016
Personnel expenses	94.4	100.1
Third-party services	65.9	63.6
Board of directors compensation	6.6	6.1
Depreciation and amortization	14.9	12.8
Taxes	3.8	2.9
Consumption of supplies	2.7	2.1
Donations	7.3	5.8
Total	195.6	193.4

Our administrative expenses increased by 1.1%, or S/2.2 million, to S/195.6 million in 2017 from S/193.4 million in 2016. Personnel expenses decreased by S/5.7 million mainly due to lower severance payments. On the other hand third party services increased by S/2.3 million mainly due to an increase in legal advisory, labor consultancy and the implementation of the innovation model.

Administrative expenses related to the cement, concrete and precast segment accounted for approximately 89% of total administrative expenses for 2017 compared to approximately 89.6% for 2016. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 8%, 0.8% and 2.3%, respectively, of total administrative expenses for 2017 compared to approximately 7.5%, 0.5% and 2.4% respectively, for 2016.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2017 and 2016:

	Year ended December 31,
(in millions of S/)	2017	2016
Personnel expenses	18.0	17.1
Advertising and promotion expenses	14.1	12.2
Other	8.5	7.1
Total	40.6	36.4

Our total selling and distribution expenses increased by 11.5%, or S/4.2 million, to S/40.6 million in 2017 from S/36.4 million in 2016, primarily related to an increase in the advertising and promotion expenses budget to successfully defend our market share.

Selling and distribution expenses related to the cement, concrete and precast segment represented approximately 95% of total selling and distribution expenses for 2017, compared to 95.4% for 2016. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0%, 4.9% and 0.1% respectively, of total selling and distribution expenses for 2017, compared to 0%, 4.1% and 0.5%, respectively, for 2016.

Other Operating Income (expenses), Net

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

Profit from Continuing Operations

As a result of the foregoing, our profit from continuing operations for 2017 decreased by 31.9%, or S/38.1 million, from S/119.5 million for 2016 to S/81.4 million for 2017, attributable to the impairment on the brine project. We decided to prioritize investments in the development of products related to the production and sale of cement and constructive solutions, for which the disposal of investments that are not in line with the strategic plan has been approved. Because of this decision, in the last quarter of the year the Company decided not to continue with the Salmueras project and our core business and consequently we recorded a S/ 47.6 million write-off all of the investment related to this project as of December 2017. Profit from continuing operations without this impairment would have been S/118.8 million.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
(in millions of S/)	2018	2017	2016
Net cash flows from operating activities (1)	203.6	250.4	241.7
Net cash flows from (used in) investing activities (1)	(98.8)	(70.6)	(135.6)
Net cash flows from (used in) financing activities (1)	(105.3)	(185.4)	(177.5)
Increase (decrease) in cash	(0.5)	(5.6)	(71.4)

(1)	Includes continuing and discontinued operations. For detail on cash flow from discontinued operations please see “Item 18. Financial Statements – Consolidated Statements of Cash Flow”.

Cash Flows from Operating Activities

Net cash flow from operating activities increased by 22.8% or S/46.5 million, to S/203.6 million in 2018 from S/250.4 million in 2017, mainly due to an increase of inventory and an increase of income tax payments.

Net cash flow from operating activities increased by 3.6% or S/8.7 million, to S/250.4 million in 2017 from S/241.7 million in 2016 mainly due to a decrease in income tax payments.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/98.8 million for 2018, and were primarily related to maintenance capex for our cement plants and purchase of equipment for concrete and aggregates equipment.

Net cash flow used in investing activities were S/70.6 million for 2017, and were primarily related to maintenance capex for our cement plants and purchase of equipment for concrete and aggregates equipment.

Net cash flow used in investing activities were S/135.6 million for 2016, and were primarily related to investments related to the new cement plant in Piura.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/105.3 million for 2018, and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/185.4 million for 2017, and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/177.5 million for 2016, and were primarily due to dividends paid to our shareholders.

Indebtedness

As of December 31, 2018, we had total outstanding indebtedness of S/1,085.5 (US$321.8 million). As of December 31, 2018, we maintain cross currency swap hedging agreements for US$150 million to manage foreign exchange risks related to our U.S. dollar-denominated debt. The adjusted debt by hedge was S/1,042.3 million (US$309 million).

(amounts in millions of S/)	As of December 31, 2018	Interest rate	Maturity date	Currency
4.50% Senior Notes due 2023	443.9	4.50%	February 8, 2023	U.S. dollars
Mid-term promissory notes (bridge loan)	411.8	5.70%	December 9, 2020	Soles
Mid-term promissory notes (bridge loan)	169.0	5.70%	December 4, 2020	Soles
Short-term promissory notes	43.9	3.40%	October 10,2019	Soles
Short-term promissory notes	16.9	3.43%	April 15, 2019	Soles
	1,085.5

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

The indenture pursuant to which the notes were issued contains certain covenants, including restrictions on our and our restricted subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless the following conditions are met:

●	the fixed charge coverage ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0; and

●	the consolidated debt to adjusted EBITDA ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been no greater than 3.5 to 1.0,

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

In December 2018, we purchased US$168,388,000 or approximately 56.13% of the total outstanding bonds by means of a partial cash tender offer.

Local Bonds. On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program for up to S /1,000 million soles. On January 31, 2019, 2 issuances were completed for a total of S/570 million. One for S/260 million with a rate of 6.68750% for a term of 10 years, and another for S/310 million with a term of 15 years and a rate of 6.84375%. The rates and terms obtained benefit our financial costs structure, with lower cost of capital, an extended maturity and less exposure to currency fluctuations.

Derivative Financial Instruments

As of December 31, 2018, we maintain cross currency swap hedging agreement in aggregate principal amount of US$150 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt. Of the US$150,000,000 shown in the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is maintained as derivative financial instruments of negotiation.

During 2018 and 2017, the net loss originated by the exchange difference was approximately S/8,377,000 and S/2,226,000, respectively. All these results are presented in the caption “Net loss for difference in exchange” of the consolidated statement of income. The net loss difference in exchange for the year 2018 includes a loss of S/4,293,000 originated by cash flow hedging instruments that changed under negotiation conditions.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2018, our research and development group consisted of 8 geologists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications; and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2018.

Geographic Breakdown

Northern Region (thousands of metric tons)
Plant	2014	2015	2016	2017	2018	% share
C. Pacasmayo	2,051	2,022	2,004	1,981	2,091	18.3%
C. Selva	296	288	281	286	273	2.4%
Imports	40	12		76	32	0.3%
Total	2,387	2,322	2.285	2,343	2,396	21.0%

Central Region (thousands of metric tons)
Plant	2014	2015	2016	2017	2018	% share
UNACEM	5,701	5,546	5,110	4,993	5,058	44.2%
Caliza Inca	383	357	347	387	448	3.9%
Imports	461	507	490	313	885	7.6%
Total	6,545	6,410	5,947	5,876	6,391	55.7%

Southern Region (thousands of metric tons)
Plant	2014	2015	2016	2017	2018	% share
Grupo Yura	2,600	2,480	2,645	2,618	2,597	22.7%
Imports	—	3	18	42	65	0.6%
Total	2,600	2,483	2,663	2,660	2,662	23.3%
Total Regions	11,532	11,215	10,895	10,879	11,449	100.0%

Sources: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru that is part of ASOCEM:

	Portland Cement			Other Portland Cements
Business	I	II	V	IP	I(PM)	MS	I Co
UNACEM	✓(1)	✓(1)	✓(1)	✓	✓
Cementos Pacasmayo	✓	✓(2)	✓	✓		✓(2)	✓
Cementos Selva	✓(1)	✓(1),(3)	✓(1),(3)				✓
Cementos Sur	✓	✓(2)	✓(2)	✓	✓
Yura	✓	✓(2)	✓(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.

(2)	Our Portland cement II is the same as our type MS/MH/R cement.

(3)	Manufactured upon request.

Although the Lima metropolitan area, located in the central region of Peru, still concentrates a large proportion of demand, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.9 million homes nationwide. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Peru has improved by 38 places on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, among other things, from 110th place in 2008 to 63rd in 2018. In the 2018 report, although Peru stands in first place (along with another 30 countries) in Macroeconomic stability, it lies in 85th place in infrastructure, demonstrating that it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes, to promotion of more public private partnerships (for example “taxes for infrastructure” which allows private companies to use part of their tax payments to directly finance infrastructure works).

Distribution and Logistics

Peru’s cement market is divided into three regions circumscribed primarily by the location of established production facilities. Our facilities are located in the northern region of Peru, UNACEM is the main producer in the central region, and Yura in the southern region. Cement is mainly sold in bags of 42.5 kilograms (approximately 94 pounds). However, cement can also be sold in bulk according to customer requirements.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and one small plant, which own six cement producing companies:

●	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region;

●	UNACEM, which principally serves the central region;

●	Cementos Yura and Cementos Sur, which primarily serve the southern region; and

●	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the central region as well as other regions throughout the country.

The level of competitiveness of cement companies generally depends on their cost structure, which is a function of the cost of energy, fuel, costs of raw materials and transportation. Cement companies in Peru generally compete within the limits of their distribution market, which is determined principally by their geographic locations.

The following are the main characteristics of the cement sector in Peru:

●	highly fragmented consumer base;

●	relatively low cost of energy and raw materials;

●	operations and distribution primarily determined by geographic location; and

●	high correlation to auto-construcción and public and private investments.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our results of operations, financial condition or liquidity.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2018.

	Payments due by period
	Less than
(in millions of S/)	1 Year	1-3 Years	3-5 Years	Total
Debt adjusted by hedge (principal portion)(1)	60.8	580.8	400.7	1,042.3
Interest payments	54.4	71.3	30.0	155.7
Hedge commission	15.0	30.0	22.4	67.4
Energy Supply (2)	2.8	—	—	2.8
Total	133.0	682.1	453.1	1,268.2

(1)	Does not include issuance costs.

(2)	Relates to take-or-pay contracts for the supply of gas to Cementos Pacasmayo.

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

According to our Director’s Duties, Rights and Legal Obligations Manual, members of the Board must perform an annual self-evaluation of the Board and each Committee. Each director will be requested to provide his or her assessment of the effectiveness of the Board and the Committees. If determined by the Board to be desirable, the Board may retain independent corporate governance experts to assist the Board with the evaluations.

Legislative N° 1422, enscted on September 13,2018 establishes provisions with regard to the Peruvian General Anti-Avoidance Rule (GAAR) for tax purposes. According to this Decree, the GAAR will apply for tax audits reviewing facts, acts and situations from July 19, 2012 and thereafter. Legal representatives will be jointly liable for taxes due when the GAAR is applied, provided those legal representatives have collaborated with the design or implementation of the acts challenged by the Peruvian Tax Authority using the GAAR. Boards of directors (for entities having a board of directors) will be responsible for approving the entity’s tax planning and cannot delegate this obligation. Finally, the board of directors must evaluate the tax planning implemented up to September 14, 2018, in order to ratify or modify the plan (the period for ratifying or modifying the tax plan will end on March 29, 2019).

1 Peruvian GAAR was enacted on 19 July 2012, but was suspended until regulations were issued through a Supreme Decree.

Neither our by-laws nor Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. On February 12, 2018, Mr. Juan Francisco Correa Sabogal was appointed to the Board.

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

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 9.55 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild serves as Director since April 1991, and currently serves as Chairman of the Board. He holds a degree in mechanical engineering from Tufts University, Boston, USA. Mr. Hochschild is also President of Hochschild Mining plc, Inversiones ASPI S.A. and is on the Board of Directors of UTEC and TECSUP. He is also Director of Banco de Crédito del Perú, Pacífico Cia de Seguros y Reaseguros y de Fosfatos del Pacífico S.A. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

José Raimundo Morales Dasso. Mr. Morales serves as Director since March 2008. He holds a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico (University of the Pacific), and a Master’s in Business Administration from the Wharton Graduate School of Finance from the University of Pennsylvania, USA. Between 1970 and 1980 he worked in different positions at the Bank of America and Wells Fargo Bank. In 1980 he started to work at Banco de Crédito del Perú and served in high management positions. He served as the Chief Executive Officer of Banco de Crédito del Perú from October 1990 to April 2008. Currently, he is the Vice-Chairman of the board of Credicorp Ltd., Banco de Crédito del Perú and Pacífico Cía. Seguros y Reaseguros. In addition, he is member of the Board of Alicorp S.A.A., Pesquera Centinela S.A., Grupo Romero, Cementos Pacasmayo S.A.A., Salmueras Sudamericanas S.A., Fosfatos del Pacifico S.A., Cerámica Lima S.A., Corporación Cerámica S.A. and Inversiones y Propiedades S.A. He is also a member of the Board of the Peruvian Institute of Economy.

Juan Francisco Correa Sabogal. Mr. Correa serves as Director since February 2018. He holds a bachelor’s degree in Business Administration from Universidad de Lima and a Master in Business Administration (MBA) from The Wharton Business School, University of Pennsylvania. Mr. Correa served as Lazard Freres LLC’s Mergers and Acquisitions Managing Director at their Chicago offices until July 2017, following a career of over 11 years at that firm. He was one of the founding members of the Chicago-based practice and is responsible for the development of the client base in that region of the United States. Previously, Mr. Correa had been the Director of Lazard’s New York-based “Power, Energy & Infrastructure” group. Mr. Correa also assumed responsibilities linked to Lazard’s efforts in Latin America and was a member of the Board of Directors of MBA Lazard. Prior to joining Lazard, Mr. Correa worked at RWE/Thames Water, Merril Lynch and Banco de Credito del Peru. Mr. Correa has been an advisor to a variety of American and international companies on matters associated with corporate strategy, mergers and acquisitions, sales of assets, financial restructuring, corporate finance, among others.

Roberto Dañino Zapata. Mr. Dañino serves as Director since 1995. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government. Later on, he rejoined the Board in June 2008. He is an attorney having graduated from the schools of Law of both Harvard University and Pontificia Universidad Católica del Perú [Pontifical Catholic University of Peru]. He was the Peruvian Ambassador to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering (now Wilmer Hale), Washington D.C.. He is currently the Chairman of the Board of Directors of Everis (Peru) and member of the Board of Directors of Inversiones Centenario, Results for Development and LUMNI, as well as member of the Advisory Board of Everis Intern’l, Open Society Foundation and Goldman Sachs.

Carlos Heeren Ramos. Mr. Heeren serves as Director since March 2017. He is also the CEO at Universidad de Ingeniería y Tecnología (UTEC) and TECSUP. Moreover he is member of the board of directors of various companies and other non-profit companies and institutions. He has previously served as a partner in APOYO Consultoría and is regularly published in various local media outlets. He holds a degree in Economics from Universidad del Pacifico and a Post-graduate degree in Economics from the University of Texas.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008, and as Chief Executive Officer since April 2011. He holds a Bachelor’s degree in Economics from Universidad del Pacífico and an MBA from Georgetown University. He is also the CEO of ASPI, Fosfatos del Pacífico and FOSSAL. Moreover, he is Chairman of the Board of Trustees of Universidad del Pacífico, a Ferreycorp officer and has been Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia (Freedom and Democracy Institute) and as Chief Executive Officer at Socosani S.A. He has been honored by the Institutional Investor magazine as one of the three best CEOs in the Latin American construction industry in 2014, 2015, 2016, 2017 and 2018. Executive Director.

Hilda Ochoa-Brillembourg. Mrs. Ochoa-Brillembourg was appointed as a Director of Cementos Pacasmayo S.A.A. in October 2011. She holds a Bachelor Degree in Economics from Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration and is a DBA candidate both from Harvard University. She is the founder, and since 1987 has served as President and Executive Director, of Strategic Investment Group, and a group of affiliated investment management firms. She was appointed as Chairman of the Board of Directors in 2014. She is also a Board member of the Atlantic Council, lifetime member of the Council on Foreign Relations, and board member of the International Council of the American Enterprise Institute. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is a member of the Board of Directors and of the Dispute Settlement committee of the Asset Management Company, an affiliate of the World Bank and the IFC. She was awarded the Fulbright Life Time Achievement Award and the OCIO Magazine Life Time Achievement Award. Se is also founder and Chairman of Orchestra of the Americas, and a member of Harvard Kennedy School Dean's Council. She recently published “Delivering Alpha.” Independent Director.

Felipe Ortíz de Zevallos. Mr. Ortiz de Zevallos studied at the Universidad Nacional de Ingeniería (National University of Engineering) in Lima, at the University of Rochester in New York and at Harvard Business School. He is the founder and has been Chairman of Apoyo since 1977. He has served as Ambassador of Peru in the United States (2006-2009) where he was responsible, with the US Congress’ approval, of the Free Trade Agreement between both countries. He has been a professor at Universidad del Pacífico and served as Chancellor of said university from 2004 to 2006. In addition, he was President of the Asociación Civil Transparencia (Transparency Civil Association). He is currently an independent board member of various companies and non-profit organizations. He received the IPAE Award in 1990, the Journalism Jerusalem Prize in 1998 and the Manuel J. Bustamante de la Fuente Award in 2008. In 2009, the Lima Chamber of Commerce paid tribute to Mr. Ortiz de Zevallos for his contributions to the social and economic development of Peru, and in 2011 the Ministry of Economy and Finance awarded him the “Hipólito Unanue” award for his contributions to the country’s economic and financial development. Independent Director.

Marco Antonio Zaldívar. Mr. Zaldivar serves as Director since March 2017. He was the Chairman of the Board of the Lima Stock Exchange and Second Vice President of CONFIEP. He is a member of the Public Accounting Association, an Universidad de Lima alum and graduate of the Board of Directors Development Program of Universidad de Piura’s PAD. In addition, Mr. Zaldivar holds an MBA degree from the Adolfo Ibáñez School of Management (USA). Previously, at Ernst & Young, he was a Partner of Risk Management and Regulatory Matters, Senior Partner of the Firm’s Audit and Business Advisory Division. He has also been Vice Dean of the Lima Public Accountants’ Association, Chairman of the Board of Directors and Chairman of the Procapitales Corporate Governance Committee. He is currently an Independent Director of FOSSAL S.A.A., Banco Santander del Perú, Edpyme Santander Consumo and Backus and Johnston, among other positions, highlighting his extensive experience in Corporate Governance issues. Independent Director.

Robert Patrick Bredthauer. Mr. Bredthauer serves as Acting Director since March 2003. He holds a degree in Business Administration from Hochschule St. Gallen, Switzerland, and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that, he served as the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros serves as Deputy Director since March 2008 and as our Vice-President of Finance and Administration since January 2008. He is a member of the Board of Directors of Fosfatos del Pacífico S.A. Mr. Ferreyros holds a Bachelor´s degree in Business Administration from Universidad de Lima, a Multinational MBA from the Adolfo Ibáñez School of Management, Miami and a Master’s in Business Administration from The College of Insurance of New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas – INCAE (Central American Institute of Business Administration) and the CEO Management Program at Kellogg School of Management, among others. Before joining the Company, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. He has been honored by the Institutional Investor magazine as one of the three best CFOs in the Latin American construction industry in 2014, 2015, 2016, 2017 and 2018. Alternate Director.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Jorge Javier Durand Planas	Legal Vice - President	1966	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Carlos Julio Pomarino Pezzia	Vice – President of the Cement Business	1962	2009
Aldo Bertoli Estrella	Central Business Manager	1969	2016
Carlos Paul Cateriano Alzamora	Central Manager of Corporate Social Responsibility and Comunications	1957	2006
Dante Rafael Cárdenas Roncal	Central Manager of Innovation and Digital Transformation	1974	2018
Rodolfo Ricardo Jordán Musso	Central Manager of Engineering and Infrastructure	1952	2009
Tito Alberto Inope Mantero	Central Manager of Construction Solutions	1972	2015
Joaquin Larrea Gubbins	Central Manager of Special Projects	1974	2011
Diego Reyes Pazos	Central Manager of Supply Chain	1977	2013
Hugo Villanueva Castillo	Central Manager of Operations	1962	2012

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994. He serves as the Company’s Legal Vice-President since 2008. Previously, he held the title of Legal Vice-President at Hochschild Mining plc. Mr. Durand holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers and Corporate Governance and Performance Program at the Yale School of Management (USA). Currently, Mr. Durand is also a board member of Salmueras Sudamericanas S.A., Inversiones ASPI S.A. and Cementos Selva S.A., and he is member of the Board of Directors of UTEC and TECSUP. In addition, Mr. Durand is alternate director of the National Confederation of Private Business Associations (CONFIEP).

Manuel Bartolomé Ferreyros Peña. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Carlos Julio Pomarino Pezzia. Mr. Pomarino is the Vice-President of the Cement Business since January 2012. He holds a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master’s in Business Administration from the Adolfo Ibañez School of Management and ESAN. He has also pursued the Advanced Management Program at the Universidad de Piura and he completed the Certification of deputy board members in Centrum Católica. He was Deputy Chief Executive Officer from 2009 to 2012, served as Commercial Officer of the Company from 2002 to 2009, and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as Manager of Administration and Finance at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Aldo Bertoli Estrella. Mr. Bertoli is our Central Business Manager since May 2016. He holds a degree in Business Administration from Universidad del Pacífico and a Master’s degree in Business Management from Universidad de Piura. Before joining our company, Mr. Bertoli worked for five years at Pepsico Inc as the Sales Manager for Peru, Ecuador and Bolivia. Previously, Mr. Bertoli worked for twelve years at Procter & Gamble in several Commercial positions, including four years as Country Manager in Bolivia..

Carlos Paul Cateriano Alzamora. Mr. Cateriano serves as Central Manager of Corporate Social Responsibility since June 2012. Previously, he had been our Human Resources Manager since 2006. He studied Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at Universidad de Piura. Before joining our company, Mr. Cateriano worked as Human Resources Assistant Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.). Moreover, he had also held the position as Head of Training at Santander S.A. from 1995 to 1999, and has worked as a consultant for Polímeros y Adhesivos S.A.

Dante Rafael Cárdenas Roncal. Mr. Cardenas served as IT Manager from April 13, 2015 until October 31, 2018 and in November he assumes the position of Central Manager of Innovation and Digital Transformation. He has vast experience in information technologies, implementation of systems and digital transformation projects. He holds a degree in Industrial Engineering from the Pontificia Universidad Católica del Perú and a Master of Business Administration (MBA) from York University, Canada. Prior to joining us, Mr. Cardenas served as Corporate IT Manager at Iberoamericana de Plásticos, and as IT Manager at SINEA, among others.

Rodolfo Ricardo Jordan Musso. Mr. Jordan serves as our Central Manager of Industrial Development since January 2015. He holds a degree in Civil Engineering from Universidad Católica del Perú and he has pursued an Advanced Management Program at the Universidad de Piura (University of Piura). Before joining the Company, he served as Chief Executive Officer of GMI Ingenieros Consultores, and afterwards as Executive Director of the Mexican affiliate of Graña & Montero. He served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L from 2007 to 2009.

Tito Alberto Inope Mantero. Mr. Inope is our Central Manager of Constructive Solutions since January 2015. He holds a degree in Economics from Universidad de Lima and a Master’s degree in Business Administration (MBA) from the Universidad Peruana de Ciencias Aplicadas – UPC. Mr. Inope joined our Company in 1996, and he has worked in different management positions throughout his 18 years in the Company.

Joaquin Larrea Gubbins. Mr. Larrea acts as Central Manager of Special Projects since October 2016. He holds a degree in Business Administration from Universidad de Lima and a Master’s in Business Administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. At Cementos Pacasmayo, he served as Business Manager of the Zinc Division for one year, as our Corporate Finance Head for five years, and as Central Manager of Corporate Development for five years.

Diego Reyes Pazos. Mr. Reyes serves as Central Manager of Supply Chain, Administration and Risks since July 2013. He has vast experience in the supply chain, project development, design and implementation of systems/processes and financial analysis. He graduated with a degree in Business Administration from Universidad de Lima and received a Master’s in Business Administration from Universidad de Piura. Before joining our company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as Senior Business Process Expert for Latin America at SAB Miller, as Project Manager in the Vice Presidency of Supply Chain at UCP Backus & Johnston, etc.

Hugo Pedro Villanueva Castillo. Mr. Villanueva serves as Central Manager of Operations of Cementos Pacasmayo and Cementos Selva since January 2012. Previously, he served as Operations Manager of Cementos Selva for over 9 years. Mr. Villanueva has also worked at our Company for over 20 years, holding different positions in the areas of Quality, Production and Operations of the company. He holds a degree in Chemistry from Universidad Mayor de San Marcos (National University of San Marcos). He holds a Master’s in Business Administration from the Monterrey Technological Institute (Mexico). Additionally, he has participated at the General Management Program at PAD, Universidad de Piura and at the Program for Senior Management at INCAE in Costa Rica. He has also participated in different specialty programs in the industry.

B.	Compensation

As of December 31, 2018, the total short-term compensations amounted to S/24,129,000 (2017: S/22,705,000, 2016: S/21,752,000) and the total long-term compensations amounted to S/9,495,000 (2017: S/11,401,000, 2016: S/16,088,000). This compensation included payments made in connection with the workers’ profit sharing required under Peruvian labor laws, which require us to distribute between 8% and 10% of our taxable annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

Since 2011, we pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2018 director compensation was approved at our annual shareholders’ meeting.

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

Our executive compensation plan has been designed to achieve the following primary objectives:

●	recruit, retain and incentivize highly talented and dedicated executives with the skills and experience required to manage and operate our business and create long-term value for our shareholders;

●	provide our executive officers with compensation opportunities that are fair, reasonable and competitive in the market;

●	compensate based on our performance and individual performance;

●	promote transparency by using clear and straightforward compensation metrics; and

●	align the interests of our executive officers with the interests of our shareholders, both in the short-term and long-term.

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

Components of Executive Compensation

The key components of our executive compensation plan are:

●	base salary;

●	short-term cash bonus incentives; and

●	long-term cash bonus incentives.

The short term cash bonus incentives are defined based on achieving specific business goals which include sustainability metrics and financial results such as EBITDA. Regarding long-term cash bonus incentives, they are defined based on each employee’s tenure. It is important to note that our Chief Executive Officer and other Executives of the company do not receive shares as a part of the compensation plan.

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

Short-Term Cash Bonus Incentives

As a key component of our compensation plan, we currently provide our executive officers the opportunity to earn annual cash bonuses based on the achievement of our short-term business objectives. As additional cash compensation that is contingent on achieving our business objectives, cash incentives augment the base salary component while being tied directly to corporate and individual performance objectives. The financial profitability variables are based on EBITDA targets.

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

Our long-term bonus incentive program features the following key components:

●	available to senior executives who have been employed by our company at this level for at least four years;

●	at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

●	on the fifth or sixth anniversary of the creation or beginning of the bonus plan, the relevant executive will receive the amount accrued during the first four years;

●	additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation or beginning of the plan; and

●	if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

●	must be no older than 58 years at the time his or her participation in the incentive program begins;

●	must have at least four years as senior executives with either our company, or our subsidiaries or affiliates;

●	is a professional who is deemed to have characteristics that are attractive to the market; and

●	the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.	Board Practices

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

As of December 31, 2018, we had a total of 1,477 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2018	2017	2016
Management	35	35	30
Administrative personnel	1,133	1,032	1,004
Plant workers	309	319	297
Total (1)	1,477	1,386	1,331

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2018, approximately 18.9% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L , Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In March 2019, three-year Union Agreements were signed with our largest union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2018, approximately 11.6% of our employees were enrolled with the national public pension fund and 87.8% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

Diversity

We seek to generate a culture of diversity that includes minority groups and vulnerable populations.

To date, 12% of the total workforce is female. We have three female representatives in our Executive Staff, occupying management positions, leading the departments of Finance, Administration and Investor Relations, respectively, which represents 0.2% of our total workforce. Although, as of today, we do not have female workers in charge of Commercial Management positions, we do have 3.5% of our female workforce in charge of commercial duties (primarily sales, commercial support, and customer service duties), who give cross-sector support to the deployment of our Commercial Strategy.

At Junior Management levels, our proportion of women is growing annually, and so, to date, 16.9% occupy junior management positions. However, we still have the challenge to increase the female presence in the operational side of the organization, where, to date, 100% of our workers are men.

In the table below, we show the distribution of our demographics divided according to the following variables: generational scale and location.

	As of December 31, 2018
	Female	Male	Total
Baby Boomer (‘46 – ‘64)	8	131	139
Generation X (‘65 – ‘78)	34	436	470
Millennials (‘79 – ‘95)	132	729	861
Generation Z (‘96+)	1	6	7
Total	175	1,302	1,477

According to the generational scale, minority groups are concentrated in Baby Boomer, and Generation Z, representing 9% and 0.5% of the general population, respectively. Pacasmayo, an organization with 61 years of experience, in recent years went from being an organization governed by the baby boomers, to being an organization governed by millennials and generation X, allowing for a very interesting combination of experience, and freshness and youth in their work performance.

	As of December 31, 2018
	Female	Male	Total
Local	152	1,094	1,246
Non-local	23	208	231
Total	175	1,302	1,477

According to the location scale, 84% of our workforce is of local origin (i.e.,, that is the main portion of our employees come from areas where our plants are located). Cementos Pacasmayo concentrates 100% of its operations between the North and East of the country, in cities such as Pacasmayo, Piura, Trujillo, Chimbote, Chiclayo, Cajamarca, Tumbes, Talara, Rioja, Moyobamba and Tarapoto.

Freedom of association

To date, the percentage of unionized employees is 18.9% and includes the Trade Unions of Cementos Pacasmayo and Distribuidora Norte Pacasmayo. However, 96.4% of our workforce is covered by the benefits of the collective agreement of the unions. We currently have three minority unions, however we decided to extend the union benefits to the entire population, managing to cover 100% of employees and workers of the organization, excluding the executives (CEO, VPs) and Managers).

Here are some of the most representative benefits from the union agreement:

●	School Assignment (100% Employees / Plant workers)

●	Annual union increase (100% Employees / Plant workers)

●	Bonus for closing of the Contract (100% Employees / Plant workers)

●	Scholarships (employees of our offices where there are unions)

●	Vacation Loan (100% Employees / Plant workers)

●	Assignment due to the death of direct relatives (100% Employees / Plant workers)

●	Assignment due to the death of Employees (100% Employees / Plant workers)

●	Paid leave for the death of a direct family member (100% Employees / Plant workers)

●	27% discount for the purchase of cement (100% Employees / Plant workers)

●	Special collective medical insurance (with 70% subsidy from the company (100% plant workers)

Engagement

In 2018 we started measuring the level of engagement of all the employees of Cementos Pacasmayo and Subsidiaries, achieving a result of 84%, compared to the proposed goal of 80%.

The methodology used was the standard, and the survey had three fundamental pillars: 1) Connection; 2) Commitment; and 3) Effort; that measure the involvement or emotional state of the employee towards the Company and the way in which this is reflected in their performance results and/or achievement of objectives.

The scale used in the survey was the following:

0 – Never

1 - Almost Never

2 - Sometimes

3 - Regularly

4 - Quite a few times

5 - Almost always

6 - Always

E.	Share Ownership

As of March 31, 2019, persons who are currently members of our board of directors and our executive officers held as a group 906,183 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2018. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 common shares.

Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Roberto Dañino, Mr. Carlos Heeren, Mr. Manuel Ferreyros, Mr. Carlos Pomarino and own individually and in the aggregate less than 1% of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2019, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2019, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2019.

	As of March 31, 2019
	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	211,985,547	50.0%	—	—	211,985,547	45.7%
CPSAA (treasury shares)	—	—	36,040,497	89.5%	36,040,497	7.8%
RI—Fondo 2 (AFP Prima)	21,827,861	5.1%	—	—	21,827,861	4.7%
RI—Fondo 3 (AFP Prima)	20,238,541	4.8%	—	—	20,238,541	4.3%
Directors and officers(2)	906,183	0.2%	—	—	906,183	0.2%
American Depositary Receipt Program	60,614,751	14.3%	—	—	60,614,751	13.1%
Other shareholders	108,295,566	25.6%	4,238,397	10.5%	112,533,963	24.2%
Total	423,868,449	100.0%	40,278,894	100.0%	464,147,343	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2014 to December 31, 2018.

	As of December 31,
Shareholder	2018	2017	2016	2015	2014
ASPI	45.7%	45.7%	45.7%	45.7%	50.9%
CPSAA (treasury shares)	7.8%	7.8%	6.4%	6.4%	—
IN—Fondo 2 (AFP Integra)	4.7%	—	—	—	1.1%
RI—Fondo 2 (AFP Prima)	4.4%	3.3%	4.2%	5.1%	4.7%
RI—Fondo 3 (AFP Prima)	0.2%	2.7%	3.1%	4.3%	4.2%
American Depositary Receipt Program	13.0%	15.1%	16.2%	16.6%	18.1%
IN—Fondo 3 (AFP Integra)	—	—	—	—	0.8%
PR—Fondo 2 (AFP Profuturo)	—	—	—	—	0.9%
PR—Fondo 3 (AFP Profuturo)	—	—	—	—	0.5%
Other shareholders	24.2%	25.4%	24.4%	21.9%	18.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

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

On March 1, 2017, we spun-off a portion of the net assets (consisting of the assets and liabilities) related to Fosfatos del Pacífico S.A. to Fossal S.A.A. (“FOSSAL”), and as a result our capital stock was reduced by approximately S/107,593,030, from S/531,461,479 to S/423,868,449.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2019, we estimate that there were 12,122,950 ADSs outstanding, which represented 14.3% of our common shares outstanding as of such date. As of December 31, 2018, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 13.

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

For instance, from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules (i.e., the value agreed to by non-related parties under the same or similar circumstances). Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

●	The directors and managers of the company cannot, without the prior authorization of the board of directors, (i) receive in the form of a loan money or assets of the company; or (ii) use, for their own benefit or for the benefit of related parties, assets, services or credits of the company.

●	The execution of agreements that involve at least 5% of the assets of the company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any).

●	The execution of agreements with a party controlled by the company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other to be determined by the Peruvian Securities Commission).

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

As of December 31, 2018, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/1,240 (US$368).

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of, S/326,000 in 2016, S/336,000 in 2017 and S/339,000 in 2018.

●	We lease part of our headquarters as office space to ASPI and its affiliates. We received rental payments of S/374,000 in 2016, S/386,000 in 2017 and S/ 368,000 in 2018.

●	We provide back office management and administrative services to ASPI and its affiliates, for which we received S/1,103,000 in 2016, S/1,560,000 in 2017 and S/1,765,000 in 2018.

●	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,301,000 in 2016, S/1,195,000 in 2017 and S/2,059,000 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 27 to our annual consolidated financial statements included elsewhere in this annual report.

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

Year ended December 31,	Dividends declared and paid	Per share (in S/)
2018	161,396,280	0.38000
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000
2013	58,196,000	0.10000

At the annual shareholders’ meeting held on March 11, 2019, the shareholders of the Company approved the financial statements for fiscal year 2018 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2019 operating results. It is important to note that this amount reflects the net cash that goes to third parties for dividends, without the 36,040,497 investment shares in the treasury.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “CPAC.” On April 26, 2019, the closing price per ADS as quoted on the New York Stock Exchange was US$9.42.

Our Shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “CPACASC1” and “CPACASCI1,” respectively. On April 26, 2019, the closing price per common share as quoted on the Lima Stock Exchange was S/6.45 and S/4.15 per investment share. Historically, the trading volume of our investment shares on the Lima Stock Exchange has been limited.

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2018, there were 273 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2018, The Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2018, the Lima Stock Exchange had 241 shareholders.

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

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In order to control price volatility, for Peruvian companies there are volatility auctions for variations of +/- 7% during trading session and +/- 4% during the last half-hour of continuous trading, when a stock reaches the 15% limit there is an auction and a consequent price formation. For non-Peruvian companies there is no limit because it is the price in the foreign market the main reference.

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

General

We are a publicly held corporation under Peruvian Corporate law registered with the Public Registry of Corporations in Lima. We are currently listed on the Lima Stock Exchange.

The second article of our by-laws provides that our principal corporate purpose is mining and the production and sale of cement, quicklime and other construction materials in Peru and internationally.

We have common shares and investment shares.

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2019, 423,868,449 of our common shares were outstanding. As of March 31, 2019, there were 7,109 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2019, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2019, there were 400 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Notices of Meetings

Since we are a publicly held corporation, notice of shareholders’ meetings must be given by publication of a notice. The publication shall occur at least 25 days prior to any shareholders’ meeting in the Peruvian Official Gazette, El Peruano, and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by agreement of the holders of 100% of the outstanding common shares.

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

Furthermore, the Peruvian Corporate Law forbids publicly held corporations, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. In addition, pursuant to our by-laws, we cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such an agreement is recorded in our stock ledger (matrícula de acciones) or in CAVALI S.A. ICLV.

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

On January 31, 2019, we issued S/ 570,000,000 in two issuances. One for S/ 260 million with a rate of 6.68750% for a term of 10 years, and another for S/ 310 million with a term of 15 years and a rate of 6.84375%.

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

For purposes of Peruvian taxation:

●	individuals are residents of Peru, if they are Peruvian nationals who have established their principal place of residence in Peru or if they are foreign nationals with a permanence in Peru of 183 days in any 12-month period (the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and
●	legal entities are residents of Peru if they are established or incorporated in Peru.

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

Nevertheless, Law No. 30,341 was enacted on December 12, 2015 and took effect on January 1, 2016, and Legislative Decree No. 1262, which complements Law No. 30,341 took effect on January 1, 2017. Such law, which will be in effect until December 31, 2019, regulates an exception to a general rule. The exemption regulated in the law applies to the income from the sale of shares and other securities representing shares made through a centralized negotiation mechanism supervised by the Superintendence of Securities, where the shares disposed of are not 10% or more of the shares issued by a specific company.

Law No. 30,341 and the amendment through Legislative Decree No. 1262 includes the following provisions:

●	Securities covered by the exemption:

➢	American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs);

➢	Exchange Trade Fund (ETF) units having underlying shares and / or debt securities as underlying;

➢	Debt securities;

➢	Certificates of participation in mutual funds for investment in securities;

➢	Certificates of participation in Investment Fund in Real Estate Income (FIRBI) and certificates of participation in Trust for Securitization for Investment in Real Estate Income (FIBRA); and

➢	Negotiable invoices.

●	Requirements for application of the exemption:

➢	No transfer of 10% or more of the shares or securities representing shares in a period of twelve (12) months. In the case of ADRs and GDRs, this requirement will be determined by considering the underlying shares;

➢	In the case of shares or securities representing shares, the calculation of the percentage shall be determined based on the total number of shares of capital or account of investment shares at the time of disposal;

➢	The law indicates those operations to be considered for calculating this percentage, as well as those that do not;

➢	The securities must have a stock market presence. To determine if the securities have a stock market presence, the following shall be taken into account;

➢	Within 180 business days prior to the transfer, the number of days in which the daily-negotiated amount has exceeded the limit established in the regulation shall be determined. This limit cannot be less than four (4) Tax Units (ITU) and will be established considering the volume of transactions that take place in the centralized negotiation mechanisms;

➢	The number of days determined according to what is indicated in the previous section will be divided between 180 and multiplied by 100; and

➢	The result cannot be less than the limit established by the regulation. This limit may not exceed thirty five percent (35%).

●	Loss of exoneration:

➢	If, after applying the waiver, the issuer delivers the values of the Securities Registry of the Stock Exchange, in whole or in part, in an act or progressively, within the 12 months following the sale, the exoneration applied with respect to the values listed; and

➢	Those responsible for conducting the centralized trading mechanisms must notify SUNAT, in accordance with the procedure set forth in the regulations, of the securities whose registrations are canceled within 12 months of the sale.

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

Tax Strategy

We seek to pay when due, income taxes to the fullest extent legally required in each jurisdiction, when due. Our objective is to have a taxation position that is well understood, reliable and transparent. We seek to make full and fair disclosure of the taxation treatments we have adopted and to respond promptly to any questions and issues raised by regulators and stakeholders,

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences as of the date hereof to a United States Holder (as defined below) of the acquisition, ownership and disposition of our common shares and ADSs. Except where noted, this summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

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

See note 1 to our annual audited consolidated financial statements included in this annual report for a description of our subsidiaries.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a description of our market risks, see note 31 to our consolidated financial statements included in this annual report.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

●	a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	cable and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

The Deposit Agreement is incorporated by reference as Exhibit 2.2 to this annual report, and Amendment No. 1 thereto is incorporated by reference in this annual report as Exhibit 2.2A. We encourage you to review these documents carefully if you are a holder of ADRs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dispute Resolution.”

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2018. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2018, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2018, has been audited by Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries.

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 29, 2019, expressed an unqualified opinion thereon.

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

Lima, Peru.

April 29, 2019

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

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2018, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2018 and 2017.

	Year Ended December 31,
(in thousands of S/)	2018	2017
Audit fees	1,130	1,332
Tax fees	247	358
Total fees	1,377	1,690

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401)

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2A	Amendment N°. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

2.4	Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million.

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.5	Addendum, effective February 1, 2016, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2016 (File No. 001-35401)

6.1	Certificates of Independence of Independent Directors

8.1	List of Subsidiaries incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2016 (File No. 001-35401)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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

Date: April 30, 2019

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2019 expressed an unqualified opinion thereon.

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

A member practice of

Ernst & Young Global Limited

/s/ Carlos Valdivia

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

We have served as the Company‘s auditor since 2002.

Lima, Peru.

April 29, 2019

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2018 and 2017

	Note	2018	2017
		S/(000)	S/(000)
Asset
Current asset
Cash and cash equivalents	6	49,067	49,216
Trade and other receivables	7	99,724	99,518
Income tax prepayments		36,748	27,755
Inventories	8	424,783	373,020
Prepayments		5,765	3,846
Total current asset		616,087	553,355
Non-current asset
Trade and other receivables	7	4,532	16,207
Prepayments		342	533
Financial instruments designated at fair value through other comprehensive income	9	26,883	21,206
Derivative financial instruments	32	12,268	489
Property, plant and equipment	10	2,152,724	2,208,553
Intangible assets	11	40,881	13,416
Goodwill	12	6,325	—
Deferred income tax assets	16	3,098	142
Other assets		105	214
Total non-current asset		2,247,158	2,260,760
Total asset		2,863,245	2,814,115
Liability and equity
Current liabilities
Trade and other payables	13	151,320	177,995
Interest -bearing loans and borrowings	15	60,822	—
Income tax payable		—	2,431
Provisions	14	46,453	24,575
Total current liabilities		258,595	205,001
Non-current liabilities
Interest-bearing loans and borrowings	15	1,022,555	965,290
Other non-current provisions	14	5,377	28,293
Deferred income tax liabilities	16	125,355	108,823
Total non-current liabilities		1,153,287	1,102,406
Total liability		1,411,882	1,307,407
Equity	17
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Treasury shares		(121,258)	(119,005)
Additional paid-in capital		432,779	432,779
Legal reserve		168,356	160,686
Other accumulated comprehensive results		(11,946)	(43,699)
Retained earnings		519,285	611,652
Equity attributable to equity holders of the parent		1,451,363	1,506,560
Non-controlling interests		—	148
Total equity		1,451,363	1,506,708
Total liability and equity		2,863,245	2,814,115

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Sales of goods	18	1,262,251	1,219,560	1,236,664
Cost of sales	19	(796,206)	(732,956)	(736,530)
Gross profit		466,045	486,604	500,134

Operating income (expenses)
Administrative expenses	20	(172,141)	(195,617)	(193,376)
Selling and distribution expenses	21	(43,434)	(40,488)	(36,394)
Impairment on brine project	1.4	—	(47,582)	—
Other operating income (expense), net	23	(8,697)	(4,357)	2,444
Total operating expenses, net		(224,272)	(288,044)	(227,326)
Operating profit		241,773	198,560	272,808

Other income (expenses)
Finance income	24	4,970	5,842	3,240
Finance costs	25	(87,338)	(73,759)	(75,397)
Cumulative net loss on settlement of derivative financial instruments	26	(34,887)	—	—
Loss from exchange difference, net	5	(8,377)	(2,226)	(2,541)
Total other expenses, net		(125,632)	(70,143)	(74,698)
Profit before income tax		116,141	128,417	198,110

Income tax expense	16	(40,995)	(47,032)	(78,627)

Profit for the year from continuing operations		75,146	81,385	119,483

Loss for the year from discontinued operations	1.3	—	(754)	(6,589)
Profit for the year		75,146	80,631	112,894

Attributable to:
Equity holders of the parent		76,699	93,782	116,174
Non-controlling interests		(1,553)	(13,151)	(3,280)
		75,146	80,631	112,894
Earnings per share
Basic and diluted profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	28	0.18	0.21	0.21

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Profit for the year		75,146	80,631	112,894
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Transfer to profit or loss of the year of net loss on settlement of derivative financial statements	26	34,887	—	—
Net gain (loss) on cash flows hedges	32(b)	201	(38,230)	(39,511)
Change in fair value of financial instruments designated at fair value through other comprehensive income	9(a)	5,677	37	221
Transfer to profit or loss of the net loss on derivative financial statements that changed to trading condition		4,275	—	—
Deferred income tax related to the transfers to profit or loss of the period of the loss realized in the liquidation of the derivative financial instrument of hedging and in derivative financial instruments that changed under the condition of trading	16	(9,258)	—	—
Deferred income tax related to cash flow hedge	16	(2,354)	11,277	11,104
Deferred income tax related to fair value of financial instruments designated at fair value through other comprehensive income	16	(1,675)	62	(65)
Transfer to profit or loss of fair value of financial instruments designated at fair value through other comprehensive income	9(c)	—	(243)	—
Other comprehensive income for the year, net of income tax		31,753	(27,097)	(28,251)
Total comprehensive income for the year, net of income tax		106,899	53,534	84,643

Total comprehensive income attributable to:
Equity holders of the parent		108,452	66,685	87,923
Non-controlling interests		(1,553)	(13,151)	(3,280)

		106,899	53,534	84,643

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2016	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	—	—	—	—	—	—	—	116,174	116,174	(3,280)	112,894
Other comprehensive income	—	—	—	—	—	156	(28,407)	—	(28,251)	—	(28,251)
Total comprehensive income	—	—	—	—	—	156	(28,407)	116,174	87,923	(3,280)	84,643

Appropriation of legal reserve, note 17(e)	—	—	—	—	11,617	—	—	(11,617)	—	—	—
Dividends, note 17(g)	—	—	—	—	—	—	—	(155,236)	(155,236)	—	(155,236)
Contribution of non-controlling interests, note 17(h)	—	—	—	—	—	—	—	—	—	4,488	4,488
Other adjustments of non-controlling interests, note 17(h)	—	—	—	(8,301)	—	—	—	—	(8,301)	8,301	—

Balance as of December 31, 2016	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the year	—	—	—	—	—	—	—	93,782	93,782	(13,151)	80,631
Other comprehensive income	—	—	—	—	—	(145)	(26,952)	—	(27,097)	—	(27,097)
Total comprehensive income	—	—	—	—	—	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve, note 17(e)	—	—	—	—	9,379	—	—	(9,379)	—	—	—
Contribution of non-controlling interests, note 17(h)	—	—	—	—	—	—	—	—	—	491	491
Acquisition of treasury shares, note 17(c)	—	—	(34,216)	—	—	—	—	—	(34,216)	—	(34,216)
Splitting effects of equity block, note 1.3	(107,593)	(10,224)	23,459	(118,569)	(36,957)	—	—	—	(249,884)	(100,357)	(350,241)
Dividends, note 17(g)	—	—	—	—	—	—	—	(149,837)	(149,837)	—	(149,837)
Terminated dividends, note 17(g)	—	—	—	—	189	—	—	—	189	—	189
Impairment on brine project, note 1.4	—	—	—	6,759	—	—	—	—	6,759	—	6,759
Other adjustments of non-controlling interests, note 17(h)	—	—	—	(576)	—	—	—	—	(576)	576	—

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	—	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the year	—	—	—	—	—	—	—	76,699	76,699	(1,553)	75,146
Other comprehensive loss	—	—	—	—	—	4,002	27,751	—	31,753	—	31,753
Total comprehensive income	—	—	—	—	—	4,002	27,751	76,699	108,452	(1,553)	106,899

Appropriation of legal reserve, note 17(e)	—	—	—	—	7,670	—	—	(7,670)	—	—	—
Contribution of non-controlling interests, note 17(h)	—	—	—	—	—	—	—	—	—	1,405	1,405
Dividends, note 17(g)	—	—	—	—	—	—	—	(161,396)	(161,396)	—	(161,396)
Other	—	—	(2,253)	—	—	—	—	—	(2,253)	—	(2,253)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	—	1,451,363

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		116,141	127,112	185,122
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10, 11	129,779	124,206	111,266
Finance costs	25	87,338	73,759	75,397
Accumulated net loss due to settlement of derivative financial instruments	26	34,887	—	—
Impairment on brine project	1.4	—	47,582	—
Long-term incentive plan	22	9,495	11,401	16,088
Provision of impairment of inventories, net	8	3,808	2,718	3,493
Adjustment as a result of physical inventories		1,910	2,700	4,683
Estimation of impairment of trade and other accounts receivables	7(d)	9,717	1,190	114
Unrealized exchange difference related to monetary transactions		(392)	185	(1,268)
Finance income	24	(4,970)	(5,842)	(3,251)
Net (gain) loss on disposal of property, plant and equipment	23	(4,599)	(42)	3,445
Net gain on sale of financial instruments designated at fair value through other comprehensive income	9(c)	—	(243)	—
Change in the estimation of rehabilitation costs	23	(910)	—	5,259
Other operating, net		(258)	477	220

Working capital adjustments
(Increase) decrease in trade and other receivables		(171)	(31,178)	28,079
(Increase) decrease in prepayments		(1,728)	4,662	(734)
(Increase) in inventories		(59,637)	(31,863)	(49,967)
(Decrease) increase in trade and other payables		(9,654)	14,083	(36,203)
		310,756	340,907	341,743
Interests received		2,353	2,251	2,619
Interests paid		(55,098)	(52,346)	(48,000)
Income tax paid		(54,383)	(40,404)	(54,683)

Net cash flows from operating activities		203,628	250,408	241,679
Which includes cash used in discontinued operations for	1.3	—	(2,611)	(14,647)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2018	2017	2016
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(80,214)	(71,355)	(126,449)
Purchase of exploration and evaluation assets		(31,052)	(6,331)	(10,619)
Proceeds from sale of property, plant and equipment		12,441	6,353	1,441
Proceeds from sale of financial instruments designated at fair value through other comprehensive income	9(c)	—	694	—
Net cash flows used in investing activities		(98,825)	(70,639)	(135,627)

Which includes cash used in investment activities of discontinued operations for	1.3	—	(6,410)	(22,352)

Financing activities
Loan received		656,845	—	—
Income from settlement of derivative financial instruments		22,789	—	—
Payment for senior note purchase		(572,060)	—	—
Dividends paid		(171,790)	(124,993)	(154,401)
Payment of hedge finance cost		(26,443)	(26,708)	(27,624)
Paid loan		(16,090)	—	—
Purchase of treasury shares	17(c)	—	(34,216)	—
Contribution of non-controlling interests	17(h)	1,405	491	4,488
Net cash flows used in financing activities		(105,344)	(185,426)	(177,537)

Which includes cash provided from financing activities of discontinued operations for	1.3	—	—	4,015

Net decrease in cash and cash equivalents		(541)	(5,657)	(71,485)
Net foreign exchange difference		392	(185)	1,268
Cash and cash equivalents as of January 1	6	49,216	80,215	158,007
Cash transferred to held assets for distribution	1.3	—	(34,178)	—
Change in cash and cash equivalents of discontinued operations		—	9,021	(7,575)

Cash and cash equivalents as of December 31	6	49,067	49,216	80,215
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(392)	185	(1,268)
Derecognition of impaired assets		3,401	—	—

See transfer of net assets and impairment on brine project that did not generated cash flows in notes 1.3 and 1.4.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2018, 2017 and 2016

1.     Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2018 and 2017. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, precast products, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2018 was authorized by the Company’s Board of Directors on February 11, 2019. The consolidated financial statements as of December 31, 2017 and for the year ended that date were finally approved by the General Shareholders’ Meeting on March 27, 2018.

As of December 31, 2018, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (on liquidation).

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast products, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast products, cement bricks and ready-mix concrete. On May, 2017 created Prefabricados del Pacífico S.A.C. (a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations).

Notes to the consolidated financial statements (continued)

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

-	Salmueras Sudamericanas S.A. (“Salmueras”) which is engaged in the exploration of a brine project located in the northern region of Peru. To develop this project, the subsidiary had the minority shareholder Quimpac S.A. that as of December 31, 2017 it had a participation of 25.1 percent of the common shares. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 below. As of December 31, 2018, Quimpac no longer has any participation in the project.

-	Calizas del Norte S.A.C. (on liquidation); is engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C., in order to contract a third party to provide the services performed by this subsidiary.

As of December 31, 2018, and 2017, the Company has a 100 percent interest in all of its subsidiaries, except in Salmueras Sudamericanas S.A. in which it maintained 74.90 percent as of December 31, 2017.

1.1	Purchase of corporate bonds in US dollars and second issuance of corporate bonds in soles –

The Board of Directors Meeting held on November 26, 2018, approved the Group’s debt reprofiling and the private offer to purchase corporate bonds in cash. To this end, the Company obtained mid-term promissory notes (bridge loans) with Banco de Crédito del Perú, see note 15.

The private purchase offer was made between November 26 and December 7, 2018. The Company offered US$975 for each US$1,000 of bonds principal, with an additional premium of US$30, which meant a total payment to the bondholders of US$1,005 for each US$1,000 of bonds principal. Likewise, they received the accrued interest generated.

The Company made the purchase of bonds for the nominal amount of US$168,388,000 corresponding to 56.13 percent of the total corporate bonds, paying a total amount of US$171,818,906 including accrued interest and additional premium.

At the General Shareholders' Meeting held on January 8, 2019, it was approved to issue corporate bonds in soles to be placed in the local market for up to the maximum amount of S/1,000,000,000 or its equivalent in dollars of the United States of America through the Second Corporate Bonds Program of Pacasmayo.

This issue of corporate bonds was made on January 31, 2019 according to the following detail:

-	10-year bonds for S/260,000,000 at a rate of 6.6875 percent per year.

-	15-year bonds for S/310,000,000 at a rate of 6.84375 percent per year.

Notes to the consolidated financial statements (continued)

As a consequence of the purchase of corporate bonds issued in US dollars, the Company's Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge such liabilities, for this reason, during December 2018, the Company settled derivative financial instruments amounting US$150,000,000 from a total of US$300,000,000. The profit obtained from this settlement amounts to S/27,003,000.

1.2	Business combination –

On October 5, 2018, Distribuidora Norte Pacasmayo S.R.L. acquired certain assets of a third party through the disbursement of US$12,335,000.

The acquisition of the assets was recorded under the acquisition method reflecting their fair values at the acquisition date in accordance with the International Financial Information Standard No. 3 "Business Combinations". These values were recorded in the separate financial statements of Distribuidora Norte Pacasmayo S.R.L. as of that date, as well as the resulting goodwill. The carrying amounts and fair values of the assets identified as of the acquisition date were as follows:

Fair value
S/(000)

Tangible assets
Inventories	6,849
Machinery and equipment	2,749
Total tangible assets	9,598

Brand and other intangibles	25,152
34,750

Goodwill	6,325

Total assets acquired	41,075

The methodology used to determine the fair values at the acquisition date for each of the items evaluated are the following:

(i)	Inventories -

The determination of the fair value of the inventories was made by calculating their net realizable value at the acquisition date for which the following was done:

In the cement, it corresponded to the estimated sale price, less the estimated costs to carry out the sale. In the clinker, the cost of direct materials was evaluated on the degree of progress maintained within the cement production process. In the cement bags, the individual evaluation was carried out according to the observable market price for similar assets.

Notes to the consolidated financial statements (continued)

(ii)	Fixed assets -

For the determination of the fair value of the fixed assets, technical reports prepared by an independent appraiser were used.

(iii)	Brand and other intangibles -

The fair values of identifiable intangible assets at the acquisition date were determined using the income approach, based on the present value of the gains attributable to the asset or costs avoided as a result of owning the asset. Under this approach, the fair value of intangible assets is determined through the methodology of discounted future cash flows using the rate of return that considers the relative risk of obtaining cash flows and the value of money over time.

The methods used by the Management of the Company to estimate the fair values of the intangible assets identified at the acquisition date were the "With / Without Method" (WWM) which estimates the value of the intangible as the differential between the value of the cash flows with and without the intangible asset, after discounting the returns for all the assets that contribute to the flow and the "Relief from Royalty" (RFR) method, which estimates the cash flows that the company saves for the payment of royalties that it would do if it did not have its own brand.

(iv)	Goodwill -

Goodwill comprises the fair value of the expected synergies that the Company expects to obtain when acquiring the assets. This goodwill is recorded at cost and corresponds to excess of the cost of acquisition (consideration transferred) and the fair value of the identifiable assets, including intangible assets.

1.3	Spin-off project -

On September 2016, the Company’s General Shareholders’ Meeting approved a spin-off project that will allow the transfer of a portion of net assets (composed by the assets and liabilities related to the Company's interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project was to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that for each common and investment share of Cementos Pacasmayo S.A.A., the shareholders would received approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in that sense, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced by S/100,357,000.

Notes to the consolidated financial statements (continued)

As of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A. were owned by Cementos Pacasmayo S.A.A. (treasury shares). As a consequence, the Company received 9,148,373 investment shares of Fossal S.A.A. The transactions were recorded with a debit to financial instruments designated at fair value through other comprehensive income, for an amount of S/21,206,000 and a credit to equity for S/23,459,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000, see note 9(a).

As of December 31, 2016, Fosfatos del Pacífico S.A. was classified as a group of assets (along with related liabilities) held for distribution to shareholders and as a discontinued operation.

Likewise, the assets of the equity block to be transferred were presented separately within the "Other" segment, see note 33.

The net losses generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), were included in the consolidated statement of income as "net loss of discontinued operations" for the years 2017 and 2016 and amounted to S/754,000 and S/6,589,000, respectively, see note 33. As of December 31, 2016, the assets and liabilities of Fosfatos del Pacífico S.A. (net of intercompany eliminations), which were classified as maintained for distribution amounted to S/338,411,000 and S/2,704,000, respectively, see note 33.

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacífico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non- current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173

382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

Notes to the consolidated financial statements (continued)

1.4	Impairment on brine project -

The Company has decided to prioritize its investments in the development of products related to the manufacture and sale of cement and constructive solutions; therefore, the disposal of investments that are not in line with the strategic plan has been approved. As a result of this decision, in the last quarter of 2017 the Company has decided not to continue with the brine project. The consolidated financial statements of Cementos Pacasmayo S.A.A. include a charge to results related to the impairment on the assets of this project, as detailed below:

	Salmueras Sudamericanas S.A.	Cementos Pacasmayo S.A.A.	Total consolidated
	S/(000)	S/(000)	S/(000)

Assets -
Income tax prepayments	(5,654)	—	(5,654)
Property, plant and equipment, note 10	(1,732)	—	(1,732)
Exploration and evaluation assets, note 11	(33,469)	—	(33,469)
Other current liabilities	32	—	32
Additional paid in capital	—	(6,759)	(6,759)

Total asset impairment	(40,823)	(6,759)	(47,582)
Deferred income tax	(6,937)	17,087	10,150

Total impairment loss	(47,760)	10,328	(37,432)

Attributable to -
Equity holders of the parent	(35,772)	10,328	(25,444)
Non- controlling interests	(11,988)	—	(11,988)

	(47,760)	10,328	(37,432)

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2018, 2017 and 2016:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2018	2017	2018	2017	2018	2017	2018	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	240,662	244,386	29,967	34,969	210,695	209,417	24,261	37,467	37,361
Distribuidora Norte Pacasmayo S.R.L. and subsidiary	305,095	243,568	175,842	119,182	129,253	124,386	4,867	(220)	11,242
Empresa de Transmisión Guadalupe S.A.C.	41,971	42,136	846	1,397	41,125	40,739	386	124	504
Salmueras Sudamericanas S.A., note 1.4	46	587	674	—	(628)	587	(2,620)	(50,942)	(2,300)
Calizas del Norte S.A.C. (on liquidation)	703	713	—	7	703	706	(3)	(121)	407
Fosfatos del Pacífico S.A., note 1.3	—	—	—	—	—	—	—	(1,216)	(9,010)

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for some financial instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2018 that did not require the restatement of previous financial statements, as explained in Note 2.3.21.

2.2	Basis of consolidation -
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2018 and 2017. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

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

Initial recognition and measurement -

Financial assets are classified, are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables, financial instruments designated at fair value through OCI and derivative financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments)

-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

The Group’s financial assets at amortized cost includes trade and other receivables.

Financial assets at fair value through OCI (debt instruments) -The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

-	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Notes to the consolidated financial statements (continued)

The Group does not have debt instruments classified in this category.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statements of profit or loss.

The Group has investments classified as financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

Derecognition -

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

-	The rights to receive cash flows from the asset have expired, or
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Notes to the consolidated financial statements (continued)

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term; gains or losses on liabilities held for trading are recognized in the statement of profit or loss. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Notes to the consolidated financial statements (continued)

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2018 and 2017.

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

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to Notes 13 and 15.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iv)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)	Derivative financial instruments and hedge accounting –

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, such as cross currency swaps (CCS), to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

Notes to the consolidated financial statements (continued)

For the purpose of hedge accounting, hedges are classified as:

-	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

-	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

-	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

The Group designated all of the cross currency swaps contracts as hedging instrument. Any gains or losses arising from changes in the fair value of derivatives were taken directly to profit or loss, except for the effective portion of cash flow hedges, which were recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

(vi)	Fair value measurement

The Group measures financial instruments such as derivatives, and non-financial assets such as investment properties, at fair value at each balance sheet date.

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

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Notes to the consolidated financial statements (continued)

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value hierarchy as explained above.

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

Additional disclosures are provided in Note 1.3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

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

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 3) and decommissioning provisions (Note 14).

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

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the straight-line method based on useful live of the mining property to which they relate. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss. As of December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.4.

2.3.10	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on useful live of the quarry to which they relate. Expenditures that increase significantly the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred during the production phase of its operation are recorded as part of cost of production.

2.3.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

Notes to the consolidated financial statements (continued)

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Indefinite useful lives intangible assets

It corresponds to the fair value of the brand acquired in the transaction mentioned in note 1.2, which has an indefinite useful live, but are tested for impairment annually.

Other intangible assets with finite lives acquired in the transaction mentioned in note 1.2 are amortized over the useful economic life of ten years.

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

If any indication exists, the Group exploration and evaluation assess for impairment is required. As of December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.4.

2.3.12	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of quarry development costs, provision for rehabilitation and depreciation and amortization charges.

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

Notes to the consolidated financial statements (continued)

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

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired. As a result of the analysis performed, on December 31, 2018 the Company has recognized an impairment on the brine project, see note 1.4.

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

As of December 31, 2018 and 2017, the Group only has a rehabilitation provision for the closing of the quarries exploited in operations and for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

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

Notes to the consolidated financial statements (continued)

2.3.16	Revenue recognition -

The group is dedicated to the production and trading of cement, precast products, concrete and quicklime, as well as trade of construction supplies. These goods are sold in contracts with customers. The Group has concluded that it is principal in its sales agreements because it controls the goods or services before transferring to the customer.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Rendering of services -

In the businesses segments cement, quicklime, concrete, precast products and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Variable consideration

Some contracts with clients provide rights for return and commercial discounts or rebates.

If a contract includes a variable amount, the Group estimates the amount of consideration to which it is entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at the beginning of the contract and is restricted until it is highly probable that a significant reversal of income does not occur at the time when the uncertainty associated with the variable consideration disappears.

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

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On January, 2017 and October, 2015 the Company acquired 7,911,845 and 37,276,580 of its investment shares which are presented as a reduction of equity, for further details see Note 17(c).

2.3.19	Current versus non-current classification -

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

-	Expected to be realized or intended to sold or consumed in normal operating cycle.
-	Held primarily for the purpose of trading.
-	Expected to be realized within twelve months after the reporting period, or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

-	Expected to be settled in normal operating cycle.
-	Held primarily for the purpose of trading.
-	Due to be settled within twelve months after the reporting period, or
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.20	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses of the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the assets acquisitions mentioned in Note 1.2, over the fair value of the acquire assets.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

The Group ensures that there are no indicators of impairment of the goodwill by performing impairment tests annually and when the circumstances indicate that goodwill may be recovered. The impairment of the goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

2.3.21	New amended standards and interpretations -

The Group applied IFRS 15 and IFRS 9 for the first time. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

Notes to the consolidated financial statements (continued)

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

-	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments:

Recognition and Measurement for annual periods beginning on or after January 1, 2018, which brings together the three aspects of accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group has applied IFRS 9 prospectively, with the date of initial implementation of January 1, 2018. There was no impact on cash flows or earning per share as a result of the adoption of IFRS 9.

In summary, the impact of the adoption of IFRS 9 in the period 2018 was as follows:

S/(000)

Assets -
Financial instruments designated at fair value through OCI	5,677
Deferred income tax	(1,675)

4,002

Liabilities and equity -
Other comprehensive income	4,002

4,002

(a)	Classification and valuation -

Except for certain commercial accounts receivable, according to IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the transaction costs.

Under IFRS 9, financial debt instruments are subsequently measured at fair value through profit or loss (VRCR), amortized cost or fair value through other comprehensive income (VRORI). The classification is based on two criteria: the Group’s business model for managing assets; and if the contractual cash flows of the instruments represent “only capital and interest payments” on the outstanding principal amount (the “UPCI criterion”).

Notes to the consolidated financial statements (continued)

The loans, as well as the commercial debtors, are maintained to receive the contractual cash flows and are expected to represent cash flows that represent only principal and interest payments. The Group analyzed the cash flow characteristics of these instruments and concluded that they meet the criteria to be valued at amortized cost in accordance with IFRS 9. Consequently, reclassification of these instruments was not required.

The Group has recorded an impact in its consolidated statements of financial position and in the statement of changes in equity due to the application of the classification and measurement requirements of IFRS 9 for shares classified as financial instruments designated at fair value through OCI described above.

(b)	Impairment -

IFRS 9 requires the Group to record the expected credit losses of all its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, due to the nature of its loans and receivables, the impact on impairment losses is immaterial.

(c)	Hedge accounting -

The Group has determined that all existing hedging relationships, which are currently designated as effective hedges, may continue to be classified as hedges in accordance with IFRS 9. The Group has decided not to retroactively apply IFRS 9 in the transition from hedges in which the Group excluded forward points from the designation of hedges in accordance with IAS 39. As IFRS 9 does not change the general principles on how effective hedges should be recorded, the Group does not have impact as a result of the application of this standard on hedge accounting.

-	IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Income and related interpretations and applies to all income arising from contracts with customers, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for the income derived from contracts with customers. Under IFRS 15, income is recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to judge, taking into account all relevant facts and circumstances when applying each step of the model to contracts with their clients. The standard also specifies the accounting for incremental costs related to obtaining a contract and costs directly related to the fulfillment of a contract.

Notes to the consolidated financial statements (continued)

The Group adopted IFRS 15 using the total retroactive adoption method. The effect of adopting IFRS 15 is shown as follows:

S/(000)

Sales of goods net	(6,079)
Selling and distribution expenses	6,079

Net impact on the profit for the year	—

Impact on the consolidated statement of income (increase / (decrease)) for the year 2017:

The Group is engaged in the production and marketing of cement, precasts, concrete and quicklime, as well as the commercialization of construction materials. These goods are sold in contracts identified with customers.

(a)	Sale of goods -

The Group’s contracts with clients for the sale of goods generally include a performance obligation. The Group has concluded that income from the sale of goods must be recognized at the moment in which control of the asset is transferred to the customer, generally at the time of delivery of the goods. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition. However, the amount of revenue recognized was affected, as indicated below.

Variable consideration -

Some contracts with customers provide return rights and trade discounts or volume discounts. Prior to the adoption of IFRS 15, the Group recognized revenue from the sale of measured assets at the fair value of the consideration received or receivable, net of volume discounts. If revenues could not be measured reliably, the Group differed in the recognition of revenues until the uncertainty was resolved. In addition, the Group recognized volume bonuses as a sales expense.

According to IFRS 15, volume bonuses and discounts give rise to a variable consideration. The variable consideration is estimated at the beginning of the contract and is restricted until the associated uncertainty is resolved later. The application of the restriction on variable consideration increases the amount of income that will be deferred.

Notes to the consolidated financial statements (continued)

(i)	Trade agreements -

The Group has marketing contracts for the sale of its products with certain customers. Prior to the adoption of IFRS 15, the Group recorded these payments under “Sales and distribution expenses” with a balancing entry in the caption “Commercial and miscellaneous accounts payable”.

In accordance with IFRS 15, contract combination criteria should be used if they are negotiated as a package with a single commercial objective. The Group applied the requirements of IFRS 15 and restated the statement of income decreasing sales of goods by S/2,898,000, and decreasing “Sales and distribution expenses” by the same amount.

(ii)	Loyalty programme –

The Group has a customer loyalty program for the sale of cement. Prior to the adoption of IFRS 15, the Group allocated part of the transaction price to the loyalty programme using the fair value of the points issued and the recognition of deferred income in relation to points issued but not yet redeemed or expired.

Under IFRS 15 the loyalty program gives rise to a separate performance obligation, since it generally provides a material right to the customer. Consequently, the Group allocates a portion of the transaction price to the loyalty programme based on the relative independent selling price, instead of allocating it using the fair value of the points issued, for example to the residual value as is done in accordance with IFRIC 13. The Group determined that less income should be attributed to the goods sold.

The Group applied the requirements of IFRS 15 and made an adjustment to the income statement by decreasing revenues from the sale of cement in S/1,991,000, whose counterpart was the decrease in “Sales and distribution expenses”.

(b)       Provision of services –

In the sales of cement, quicklime, concrete, prefabricated and construction materials, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Prior to the adoption of IFRS 15, the Group recorded transportation services as separate benefits from sales of goods when they were sold together. The consideration for transportation services differed from the consideration for the sale of goods, and was assigned using the list prices of each operation.

Notes to the consolidated financial statements (continued)

According to IFRS 15, the allocation is made based on the relative independent selling prices. As a result, the allocation of the consideration is not affected.

Likewise, the Group concluded that transportation services are satisfied at the moment when the transportation service is concluded, a moment that coincides with the time of delivery of the goods to customers and, consequently, in accordance with the IFRS 15, the Group continues to recognize the revenues from these transportation services in conjunction with the income from the sale of goods.

(c)       Presentation requirements and disclosures –

As required for the condensed interim financial statements, the Group disclosed revenue recognized from contracts with customers in categories that show how the nature, amount, timing and uncertainty of income and cash flows are affected by economic factors. The Group also disclosed information on the relationship between the disclosure of itemized income and the disclosed income information for each reportable segment. See disclosures about income disaggregated in note 18.

(d)       Other adjustments –

In addition to the main adjustments described above, in the adoption of IFRS 15, other items of the consolidated financial statements have been adjusted, such as the reclassification of doubtful expense to sales for S/1,190,000.

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

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

-	Capital management, Note 31.

-	Financial instruments risk management and policies, Note 31.

-	Sensitivity analyses disclosures, Note 31.

Estimates	and assumptions -

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

Notes to the consolidated financial statements (continued)

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – Notes 2.3.8, 2.3.9, 2.3.10 and 2.3.11.

-	Recognition of exploration and evaluation assets and mine development costs – Notes 2.3.10, 2.3.11 and note 11.

-	Review of asset carrying values and impairment charges – note 2.3.2, 2.3.13, 10 and 11.

-	Income tax – Notes 2.3.17 and 16.

-	Derivative financial instruments and hedge accounting – Notes 2.3.2(v) and 32(b).

4.       Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments must be applied retrospectively and are applicable since January 1, 2019, allowing early application. These modifications have no impact on the Group’s consolidated financial statements

-	IFRS 16 Leases

IFRS 16 was issued in January 2017 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Notes to the consolidated financial statements (continued)

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

Transition to IFRS 16

The Group will elect to use the modified retrospective approach, and exemptions proposed by the standard in the lease agreements ending within 12 months after the date of initial adoption, and the lease agreements for which the asset is of low value.

During 2018, the Group have carried out an evaluation of the impacts of IFRS 16, estimating the following impacts: increase in property, plant and equipment net and lease liabilities for S/109,000 and S /131,000, respectively. Reduction of net equity for S/27,000 and increase in income for the year for S/5,000.

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

Notes to the consolidated financial statements (continued)

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition exemptions are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

The Management of the Company and its subsidiaries are analyzing the possible effects of this rule.

-	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture -

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

Amendments to IAS 28: Long-term interests in associates and joint ventures -

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. The amendments should be applied retrospectively and are effective from January 1, 2019, with early application permitted. Since the Group does not have such long-term interests in its associate and joint venture, the amendments will not have an impact on its consolidated financial statements.

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

Notes to the consolidated financial statements (continued)

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

-	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

-	Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

-	Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

Notes to the consolidated financial statements (continued)

The changes take effect since January 1, 2019, with early application allowed.

5.       Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2018 the exchange rates for transactions in United States dollars, published by this institution, were S/3.369 for purchase and S/3.379 for sale (S/3.238 for purchase and S/3.245 for sale as of December 31, 2017).

As of December 31, 2018 and 2017, the Group had the following assets and liabilities in United States dollars:

	2018	2017
	US$(000)	US$(000)

Assets
Cash and cash equivalents	4,007	1,157
Trade and other receivables	5,135	7,764
Advances to suppliers for work in progress	1,250	5,534
	10,392	14,455

Liabilities
Trade and other payables	(29,618)	(18,274)
Interest-bearing loans and borrowings	(149,612)	(300,000)
	(179,230)	(318,274)

	(168,838)	(303,819)
Cross currency swap position	150,000	300,000

Net monetary position	(18,838)	(3,819)

As of December 31, 2018 and 2017, the Group has cash currency hedging agreements for its bonds (denominated in US dollars), see note 15. Of the US$150,000,000 shown in the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is maintained as derivative financial instruments of negotiation.

During 2018 and 2017, the net loss originated by the exchange difference was approximately S/8,377,000 and S/2,226,000, respectively. All these results are presented in the caption “Net loss for difference in exchange” of the consolidated statement of income. The net loss difference in exchange for the year 2018 includes a loss of S/4,293,000 originated by cash flow hedging instruments that changed under negotiation conditions.

Notes to the consolidated financial statements (continued)

6.       Cash and cash equivalents

(a)	This caption was made up as follows:

	2018	2017
	S/(000)	S/(000)

Cash on hand	152	1,088
Cash at banks (b)	18,821	24,128
Short-term deposits (c)	30,094	24,000

	49,067	49,216

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	As of December 31, 2018 and 2017, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January and February 2019 and January 2018, respectively.

As of December 31, 2018 and 2017, these term deposits generated interest for approximately S/1,111,000 and S/1,342,000, respectively, see note 24; of which S/164,000 and S/159,000 are still pending collection as of December 31, 2018 and 2017, respectively, see note 7 (a).

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	77,083	81,299	—	—
Indemnification from insurance	10,366	9,380	—	—
Other receivables from sale of fixed assets	3,967	3,574	923	3,221
Accounts receivable from Parent company and affiliates, note 27	3,209	1,372	—	—
Loans to employees	1,032	1,091	—	—
Interests receivables, note 6(c)	164	159	—	—
Funds restricted to tax payments	331	73	—	—
Other accounts receivable	3,353	2,036	—	—
Allowance for expected credit losses (c)	(2,295)	(1,685)	—	—
Financial assets classified as receivables (d)	97,210	97,299	923	3,221

Value-added tax credit	2,308	2,177	3,402	3,745
Tax refund receivable	206	42	9,241	9,241
Allowance for expected credit losses (c)	—	—	(9,034)	—

Non-financial assets classified as receivables	2,514	2,219	3,609	12,986

	99,724	99,518	4,532	16,207

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	The movement of the allowance for expected credit losses is as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Opening balance	1,685	781	667
Additions	9,717	1,190	114
Recoveries	(62)	—	—
Write-off	(11)	(286)	—

Ending balance	11,329	1,685	781

Notes to the consolidated financial statements (continued)

As of December 31, 2018, the additions include S/9,034,000 related to the allowance for expected credit losses for other receivables (see note 23), and S/683,000 related to the allowance for expected credit losses for trade receivables (S/1,190,000 as of December 31, 2017), which are presented in the sales line of the consolidated statement of profit or loss.

(d)	The aging analysis of trade and other accounts receivable as of December 31, 2018 and 2017, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018	98,133	29,346	43,441	9,303	3,364	620	12,059
2017	100,520	79,795	7,549	1,612	1,710	453	9,401

See Note 31 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories

(a)	This caption is made up as follows:

	2018	2017
	S/(000)	S/(000)

Goods and finished products	16,832	27,386
Work in progress	133,972	105,882
Raw materials	118,816	98,432
Packages and packing	2,025	1,975
Fuel	2,715	3,031
Spare parts and supplies	161,775	141,623
Inventory in transit	1,858	4,093
	437,993	382,422
Less - Provision for inventory obsolescence and net realizable value (b)	(13,210)	(9,402)

	424,783	373,020

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Opening balance	9,402	6,684	14,055
Additions	3,808	3,183	1,725
Recoveries	—	(465)	(226)
Disposals	—	—	(8,870)

Final balance	13,210	9,402	6,684

Notes to the consolidated financial statements (continued)

9.	Financial instruments designated at fair value through OCI

(a)	Movement in financial instruments designated at fair value through OCI is as follow:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Beginning balance	21,206	657	436
Fair value change recorded in other comprehensive income	5,677	37	221
Investment shares from spin-off, note 1.3	—	21,206	—
Disposals (c)	—	(694)	—

Ending balance	26,883	21,206	657

(b)	As of December 31, 2018, the balance of financial instruments designated at fair value through OCI corresponds to the investment shares of Fossal S.A.A. owned by the Company, as a result of the execution of the spin-off project, which are recorded at fair value. As of December 31, 2017, these financial instruments were recorded at cost, see notes 1.3., 2.3.2 and 2.3.21.

(c)	As of December 31, 2016, financial instruments designated at fair value through OCI included 256,624 shares of Unión Andina de Cementos S.A.A. (UNACEM), which are publicly traded on the Lima Stock Exchange (BVL) and whose fair value is determined based on public price quotes. On December 14, 2017, the Company sold its financial instruments in UNACEM for S/694,000. As a result of this sale, the Company transferred a gain of S/243,000 from the consolidated statement of other comprehensive income to the consolidated statement of profit or loss.

Financial instruments designated at fair value through OCI include the following as of December 31, 2016:

	2016
	Cost	Unrealized gain	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	207	657

Total	450	207	657

(d)	The breakdown of the investments in equity securities held for the years 2018 and 2017 is as follows (number of shares):

	2018	2017

Fossal S.A.A. (*)	9,148,373	9,148,373

(*)	Represents 7.76% of its shares.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Quarry development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interests	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2017	76,808	41,585	219,345	657,548	1,436,384	30,513	119,708	53,501	6,063	64,904	184,653	2,891,012
Additions	—	2,260	9,186	232	12,696	88	10,511	1,350	—	—	32,280	68,603
Disposals	—	—	—	(1,171)	(614)	(17)	(8,213)	(178)	—	—	(397)	(10,590)
Transfers, note 11	—	1,402	27	20,328	142,593	817	312	3,740	26	—	(173,664)	(4,419)
As of December 31, 2017	76,808	45,247	228,558	676,937	1,591,059	31,401	122,318	58,413	6,089	64,904	42,872	2,944,606
Additions	194	4,838	12,701	—	19,993	534	3,294	742	—	—	37,178	79,474
Disposals	—	—	(2,325)	(691)	(6,588)	(3)	(10,089)	(11,547)	(4,574)	—	(699)	(36,516)
Transfers, note 11	(98)	(2,235)	1,490	(1,400)	17,913	209	306	979	—	—	(20,225)	(3,061)

As of December 31, 2018	76,904	47,850	240,424	674,846	1,622,377	32,141	115,829	48,587	1,515	64,904	59,126	2,984,503

Accumulated depreciation
As of January 1, 2017	12,119	9,753	—	68,945	296,918	27,204	64,710	39,472	1,432	1,417	—	521,970
Additions	—	506	—	17,482	85,937	728	12,966	3,629	2	1,519	—	122,769
Disposals	—	—	—	(633)	(221)	(17)	(4,697)	(335)	—	—	—	(5,903)
Transfers and reclassifications, note 11	—	(509)	—	—	—	—	—	—	—	—	—	(509)
As of December 31, 2017	12,119	9,750	—	85,794	382,634	27,915	72,979	42,766	1,434	2,936	—	638,327
Additions	—	551	—	17,782	89,644	732	12,408	3,967	52	1,522	—	126,658
Disposals	—	—	—	(161)	(5,443)	(2)	(8,627)	(11,541)	(1,431)	—	—	(27,205)
Transfers and reclassifications, note 11	—	(326)	—	—	—	—	—	—	—	—	—	(326)

As of December 31, 2018	12,119	9,975	—	103,415	466,835	28.645	76,760	35,192	55	4,458	—	737,454

Impairment mining assets (b)
As of January 1, 2017	41,213	24,048	258	13,837	12,166	168	26	400	3,143	—	735	95,994
Additions	1,645	—	—	—	—	33	—	54	—	—	—	1,732
As of December 31, 2017	42,858	24,048	258	13,837	12,166	201	26	454	3,143	—	735	97,726
Disposals	—	—	(258)	—	—	—	—	—	(3,143)	—	—	(3,401)

As of December 31, 2018	42,858	24,048	—	13,837	12,166	201	26	454	—	—	735	94,325

Net book value
As of December 31, 2018	21,927	13,827	240,424	557,594	1,143,376	3,295	39,043	12,941	1,460	60,446	58,391	2,152,724

As of December 31, 2017	21,831	11,449	228,300	577,306	1,196,259	3,285	49,313	15,193	1,512	61,968	42,137	2,208,553

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

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

As of December 31, 2018 the Group has recognized an impairment on the brine project, as explained in note 1.4, derecognized mining concessions and other assets related to said project for S/1,732,000.

(c)	There were no additions under finance leases during the years 2018 and 2017.

(d)	During 2016 the Group capitalized borrowing costs for S/3,309,000 mainly related with the expansion of the cement plant located in Piura. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2016, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September, 2015 a part of this project is operating. On February, 2016 a significant part of this cement plant was launched to operations, and the Group ceased to capitalize borrowing costs.

(e)	The Group has assessed the recoverable amount of its remnant long-term assets and did not find indications of an impairment loss of these assets as of December 31, 2018 and 2017.

(f)	Work in progress included in property, plant and equipment as of December 31, 2018 amounted to S/58,391,000 (S/42,137,000 as of December 31, 2017) and is mainly related to complementary facilities of the cement plants.

(g)	As of December 31, 2018 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/4,627,000 (S/5,368,000 as of December 31, 2017).

Notes to the consolidated financial statements (continued)

11.	Intangible

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)

Cost
As of January 1, 2017	51,446
Additions (b)	1,384
Transfers and reclassifications, note 10	4,419
As of December 31, 2017	57,249
Additions (c), note 1.2	27,851
Transfers, note 10	3,061

As of December 31, 2018	88,161

Accumulated amortization
As of January 1, 2017	8,418
Additions	1,437
Transfers, note 10	509
As of December 31, 2017	10,364
Additions	3,121
Transfers and reclassifications, note 10	326

As of December 31, 2018	13,811

Impairment, (d) and note 1.4	33,469

Net value
As of December 31, 2018	40,881

As of December 31, 2017	13,416

(b)	As of December 31, 2018, the exploration and evaluation assets include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During the year 2018, the Group acquired certain assets for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date, as well as the resulting goodwill, see note 1.2. Included in this acquisition there were intangibles of finite and indefinite life.

Notes to the consolidated financial statements (continued)

(d)	During the year 2017, the Group recorded an impairment loss in relation to its brine project and, as explained in note 1.4, as a consequence, a loss for that concept was recorded for an amount of S/33,469,000.

As of December 31, 2018 and 2017, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indication of impairment in said assets.

12.	Goodwill

As of December 31, 2018, the amount for goodwill amounts to S/6,325,000 corresponding to the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L., see note 1.2.

The Group has assessed the recoverable amount of its goodwill and did not find indications of an impairment loss of this asset as of December 31, 2018.

13.	Trade and other payables

This caption is made up as follows:

	2018	2017
	S/(000)	S/(000)

Trade payables	69,567	76,478
Dividends payable, note 17(g)	19,331	29,725
Remuneration payable	15,605	14,920
Interests payable	10,390	17,280
Taxes and contributions	8,715	10,904
Board of Directors’ fees	6,167	5,773
Hedge finance cost payable	6,033	10,505
Guarantee deposits	4,332	2,481
Advances from customers	790	4,276
Account payable to the principal and affiliates, note 27	209	516
Other accounts payable	10,181	5,137

	151,320	177,995

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to note 31.

Notes to the consolidated financial statements (continued)

14.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2018	20,147	30,322	2,399	52,868
Additions, note 22	15,712	9,495	—	25,207
Unwinding of discounts, note 25	—	767	—	767
Change in estimates, note 23	—	—	(910)	(910)
Payments and advances	(21,518)	(4,584)	—	(26,102)

At December 31, 2018	14,341	36,000	1,489	51,830

Current portion	14,341	32,112	—	46,453
Non-current portion	—	3,888	1,489	5,377

	14,341	36,000	1,489	51,830

At January 1, 2017	17,018	34,368	2,367	53,753
Additions, note 22	21,554	11,401	—	32,955
Unwinding of discounts, note 25	—	477	45	522
Payments and advances	(18,425)	(15,924)	(13)	(34,362)

At December 31, 2017	20,147	30,322	2,399	52,868

Current portion	20,147	4,200	228	24,575
Non-current portion	—	26,122	2,171	28,293

	20,147	30,322	2,399	52,868

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

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate. As of December 31, 2018 and 2017, the Group maintains a recorded liability for S/36,000,000 and S/30,322,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2018 and 2017, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011 and closed in 2018), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management and the range of risk free discount rates used in the calculation of the present value of this provision as of December 31, 2018 and 2017 was 4.34 to 4.75 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

15.       Interest-bearing loans and borrowings

This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2018	2017
		%		S/(000)	S/(000)

Short-term promissory notes
Banco de Crédito del Perú	US$	3.43	April 15, 2019	16,895	—
Scotiabank	US$	3.40	October 10, 2019	43,927	—

Total current				60,822	—

Senior Notes (c)
Principal, net of issuance costs	US$	4.50	February 8, 2023	441,786	965,290

Mid-term promissory notes (bridge loan) (d)
Banco de Crédito del Perú	S/	5.70	December 4, 2020	169,000	—
Banco de Crédito del Perú	S/	5.70	December 9, 2020	411,769	—

Total non-current				1,022,555	965,290

Short-term promissory notes

Financing with Banco de Crédito del Perú was obtained for working capital, has a current maturity and maintains an effective interest rate of 3.43 percent per year. Financing with Scotiabank was obtained with the purpose of resolving the acquisition of the business mentioned in note 1.2., has a current maturity and maintains an effective interest rate of 3.4 percent per year.

Senior Notes

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

Notes to the consolidated financial statements (continued)

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

As of December 31, 2018 and 2017, the Company has complied with all the covenants in force.

The Board of Directors’ Meeting held on November 26, 2018, approved the purchase of the senior notes in US dollars was issued by the Company. As a result, the Company acquired senior notes for an amount of US$168,388,000 corresponding to 56.13 percent of the total issued senior notes.

To finance this acquisition, the Company obtained medium-term promissory notes (bridge loans) for a total of S/580,769,000, which will be canceled with the second issue of senior notes approved by the General Shareholders’ Meeting held on January 8, 2019. These bonds will be placed in the local market up to the maximum amount of S/1,000,000,000 or its equivalent in United States dollars. Issue of these senior notes was made on January 31, 2019.

As of December 31, 2018 and 2017, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/45,380,000 and S/45,358,000 respectively, see note 25.

As a consequence of the purchase of senior notes issued in united states dollars, the Company’s Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge said liabilities, for this reason during December 2018 the Company settled US$150,000,000 of a total of US$300,000,000. The profit obtained from this settlement amounted to S/27,003,000.

As of December 31, 2018 and 2017, the Company has hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are in US dollars, see note 31.

Mid-term promissory notes

The Company’s Board of Directors’ Meeting held on November 26, 2018, approved a bridge loan with Banco de Crédito del Perú, which purpose is to finance the purchase of the senior notes agreed upon in the same board meeting through a private purchase offer detailed in Note 1.1. The original terms were: quarterly payments, maturity of 2 years and an effective interest rate of 5.7 percent per year. On February 1, 2019, these obligations were paid with the funds obtained by the issuance of corporate bonds in soles mentioned in notes 1.1. and 34.

Notes to the consolidated financial statements (continued)

16.       Deferred income tax assets and liabilities

This caption is made up as follows:

	As of January 01, 2017	Effect on profit or loss	Effect on OCI	Effect on equity	As of December 31, 2017	Effect on profit or loss	Effect on OCI	Effect on equity	As of December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Allowance for expected credit losses	—	—	—	—	—	2,665	—	—	2,665
Provision of discounts and bonuses to customers	—	—	—	—	—	137	—	—	137
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	—	34	—	—	34	82	—	—	116
Provision for vacations	60	16	—	—	76	13	—	—	89
Tax-loss carry forward	4,953	(4,953)	—	—	—	—	—	—	—
Pre-operating costs	1,287	(1,287)	—	—	—	—	—	—	—
Other	50	(18)	—	—	32	59	—	—	91
Total deferred income tax assets	6,350	(6,208)	—	—	142	2,956	—	—	3,098

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,318	—	—	—	28,318	(1,003)	—	—	27,315
Impairment on brine project assets, note 1.4	—	17,087	—	—	17,087	—	—	—	17,087
Long-term incentive plan	10,139	(1,194)	—	—	8,945	1,675	—	—	10,620
Provision for vacations	3,672	157	—	—	3,829	296	—	—	4,125
Provision of discounts	—	1,093	—	—	1,093	(99)	—	—	994
Financial instruments designated at fair value through OCI from spin-off, note 1.3	—	—	—	2,253	2,253	—	—	(2,253)	—
Other	3,780	1,849	—	—	5,629	1,057	—	—	6,686
	45,909	18,992	—	2,253	67,154	1,926	—	(2,253)	66,827
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(162,034)	(11,332)	—	—	(173,366)	(12,613)	—	—	(185,979)
Net gain on cash flow hedge	(20,624)	9,203	11,277	—	(144)	8,137	(11,612)	—	(3,619)
Financial instruments designated at fair value through OCI from spin-off, note 1.3	—	—	—	—	—	—	(1,675)	—	(1,675)
Effect of costs of issuance of senior notes	(2,906)	484	—	—	(2,422)	1,558	—	—	(864)
Effect of financial instruments designated at fair value through OCI disposed, note 9	(62)	—	62	—	—	—	—	—	—
Other	(35)	(10)	—	—	(45)	—	—	—	(45)
	(185,661)	(1,655)	11,339	—	(175,977)	(2,918)	(13,287)	—	(192,182)
Total deferred income tax liabilities, net	(139,752)	17,337	11,339	2,253	(108,823)	(992)	(13,287)	(2,253)	(125,355)
		11,129	11,339	2,253		1,964	(13,287)	(2,253)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2018, 2017 and 2016 is as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	116,141	128,417	198,110
Loss before income tax from discontinued operations	—	(1,305)	(12,988)
Accounting profit before income tax	116,141	127,112	185,122
At statutory income tax rate of 29.5% (2017: 29.5%, 2016: 28%)	(34,262)	(37,498)	(51,834)

Permanent differences
Non-deductible expenses, net	(6,546)	(8,776)	(5,592)
Effect of tax-loss carry forward non-recognized	(187)	(246)	(171)
Dividends obtained from financial instruments designated at fair value through OCI	—	39	8
Effect of the change in income tax-rate	—	—	(14,639)
At the effective income tax rate of 35% in 2018 (2017: 37% and 2016: 39%)	(40,995)	(46,481)	(72,228)

Income tax from continuing operations	(40,995)	(47,032)	(78,627)
Income tax from discontinued operations	—	551	6,399

	(40,995)	(46,481)	(72,228)

In December 2016, the Peruvian Government approved an increase of the income tax rate from 28 percent to 29.50 percent to be effective from 2017 onwards. This increase on future tax rates has increased the deferred income tax liability on S/22,344,000 and increased the deferred income tax asset on S/8,529,000 (S/14,639,000 was recognized as a higher income tax expense in the consolidated statement of profit or loss and S S/824,000 as an income in OCI).

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2018, 2017 and 2016 are:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	(42,959)	(58,161)	(48,401)
Deferred	1,964	11,129	(30,226)

	(40,995)	(47,032)	(78,627)

The income tax recorded directly to other comprehensive income represents a loss of S/13,287,000 during the year 2018, and a gain of S/11,339,000 and S/11,039,000 during the years 2017 and 2016, respectively.

Following is the composition of deferred income tax related to items recognized in OCI and equity during the year:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on financial instruments designated at fair value through OCI	(1,675)	62	(57)
Tax effect on unrealized gain (loss) on derivative financial asset	(2,354)	11,277	10,272
Transfer to profit or loss hedge derivative financial instruments which changed to a trading condition.	(9,258)	—	—
Effect of the change in income tax-rate	—	—	824

Total deferred income tax in OCI	(13,287)	11,339	11,039

Other	(2,253)	2,253	—

Total deferred income tax in equity	(2,253)	2,253	—

The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 29.

Notes to the consolidated financial statements (continued)

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/1,014,000 (2017: S/858,000).

As of December 31, 2018, 2017 and 2016, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/72,140,000 (2017: S/70,365,000), which should not be recognized in the consolidated financial statements according with IAS 12.

17.       Equity

(a)       Share capital -

As of December 31, 2018 and 2017, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2018; 60,577,811 are listed in the New York Stock Exchange and 363,290,638 in the Lima Stock Exchange. As of December 31, 2017, 70,097,971 common shares were listed on the New York Stock Exchange and 353,770,478 on the Lima Stock Exchange.

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

As of December 31, 2018 and 2017, the Company has 40,278,894 investment shares (50,503,124 shares as of December 31, 2016) subscribed and fully paid, with a nominal value of one Sol per share.

Notes to the consolidated financial statements (continued)

(c)      Treasury shares -

As of December 31, 2018, the Company maintains 36,040,497 investment shares amounting to S/121,258,000 (S/119,005,000 as of December 31, 2017).

In January 2017 and October 2015, the Company acquired 7,911,845 and 37,276,580 investment shares for S/34,216,000 and S/108,248,000, respectively. In March 2017, as a result of the execution of the spin-off project, the Company exchanged 9,148,373 of its treasury investment shares amounting to S/23,459,000 for investment shares of Fossal, see note 1.3.

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

In March and December 2017, the Company recognized a debit for S/118,569,000 and a credit for S/6,759,000 in this caption as a result of the spin-off of the interest in Fosfatos del Pacífico S.A. and the impairment of the brine project, respectively, see notes 1.3 and 1.4.

(e)      Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)       Other accumulated comprehensive results -

This reserve records fair value changes on financial instruments designated at fair value through OCI and the unrealized results on cash flow hedge.

(g)      Distributions made and proposed –

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2018: S/0.38000 per share (2017: S/0.35000 per share, 2016: S/0.28500 per share)	161,396	149,837	155,236

	161,396	149,837	155,236

Notes to the consolidated financial statements (continued)

As of December 31, 2018 and 2017, dividends payable amount to S/19,331,000 and S/29,725,000, respectively. On 2017, in order to comply with Peruvian law requirements, S/189,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(h)      Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras Project, the General Shareholders’ Meetings of the subsidiary Salmueras Sudamericanas S.A. of June 13, 2017, December 13, 2016 and February 2, 2016, agreed contributions of S/3,467,000, S/783,000 and S/4,100,000, respectively. The General Shareholders’ Meeting held on June 4, 2015, agreed a contribution of S/2,400,000. During the year 2017, the contribution made by Quimpac S.A. amounted to S/490,000 (S/473,000 and 277,000 during the years 2016 and 2015, respectively).

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/576,000 and S/556,000, during the years 2017 and 2016, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

These contributions were part of the investment commitment assumed by the Company to develop the brine project for up to US$100,000,000 and the commitment of Quimpac S.A. to contribute up to US$14,000,000 respectively, to maintain its shareholding. It should be noted that, in 2017, the Group decided not to continue with this project; see note 1.4.

In order to cover the payment of the penalties corresponding to the concessions contributed by Quimpac S.A. to the subsidiary, the General Shareholders’ Meeting of the subsidiary Salmueras Sudamericanas S.A. of June 28, 2018, agreed the contribution of S/1,405,000, contribution that was made entirely by Quimpac S.A.

Fosfatos del Pacífico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacífico S.A. (subsidiary of the Company until February 28, 2017) held on August 2, 2016 agreed a contribution of S/13,384,000. During 2016, the contribution made by MCA Phosphates Pte. amounted to S/4,015,000.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacífico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

Notes to the consolidated financial statements (continued)

During February, July, September and December 2016, the Company made an additional capital contribution of S/23,216,000, S/1,000,000, S/1,200,000 and S/400,000, respectively; which was approved by the Board of Directors; this contribution did not include a change in the percentage interests held by the current shareholders. This capital contribution was used as working capital of the brick plant. The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/7,745,000 during 2016, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to the consolidated financial statements (continued)

18.       Sales of goods

This caption is made up as follows:

	As of December 31, 2018
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	975,203	136,506	22,414	—	—	—	1,134,123
Sale of Quicklime	—	—	—	57,564	—	—	57,564
Sale of construction supplies	—	—	—	—	68,872	—	68,872
Sale of other	—	—	—	—	—	1,692	1,692

	975,203	136,506	22,414	57,564	68,872	1,692	1,262,251

Moment of the revenue recognition
Goods transferred at a point in time	975,203	136,506	22,414	57,564	68,872	1,692	1,262,251

	975,203	136,506	22,414	57,564	68,872	1,692	1,262,251

	As of December 31, 2017
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	942,901	110,202	17,466	—	—	—	1,070,569
Sale of Quicklime	—	—	—	80,707	—	—	80,707
Sale of construction supplies	—	—	—	—	66,442	—	66,442
Sale of other	—	—	—	—	—	1,842	1,842

	942,901	110,202	17,466	80,707	66,442	1,842	1,219,560

Moment of the revenue recognition
Goods transferred at a point in time	942,901	110,202	17,466	80,707	66,442	1,842	1,219,560

	942,901	110,202	17,466	80,707	66,442	1,842	1,219,560

Notes to the consolidated financial statements (continued)

	As of December 31, 2016
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	920,875	152,609	26,437	—	—	—	1,099,921
Sale of Quicklime	—	—	—	75,090	—	—	75,090
Sale of construction supplies	—	—	—	—	59,888	—	59,888
Sale of other	—	—	—	—	—	1,765	1,765

	920,875	152,609	26,437	75,090	59,888	1,765	1,236,664

Moment of the revenue recognition
Goods transferred at a point in time	920,875	152,609	26,437	75,090	59,888	1,765	1,236,664

	920,875	152,609	26,437	75,090	59,888	1,765	1,236,664

Notes to the consolidated financial statements (continued)

19.      Cost of sales

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	27,386	21,427	22,929
Beginning balance of work in progress, note 8(a)	105,882	107,882	88,349
Consumption of miscellaneous supplies	265,576	232,840	246,033
Maintenance and third-party services	181,128	167,735	172,781
Depreciation and amortization	117,273	109,262	94,726
Shipping costs	107,221	103,928	95,031
Personnel expenses, note 22(b)	84,190	76,523	90,139
Costs of packaging	38,483	32,011	35,924
Other manufacturing expenses	19,871	14,616	19,927
Ending balance of goods and finished products, note 8(a)	(16,832)	(27,386)	(21,427)
Ending balance of work in progress, note 8(a)	(133,972)	(105,882)	(107,882)

	796,206	732,956	736,530

20.      Administrative expenses

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 22(b)	84,660	94,437	100,059
Third-party services	55,938	65,435	63,085
Depreciation and amortization	12,046	14,949	12,761
Board of Directors compensation	6,815	6,555	6,149
Donations	5,549	7,305	5,832
Taxes	4,760	3,756	2,861
Consumption of supplies	1,826	2,743	2,053
Environmental expenditures, note 29	547	437	576

	172,141	195,617	193,376

Notes to the consolidated financial statements (continued)

21.      Selling and distribution expenses

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Advertising and promotion	13,149	14,066	12,240
Personnel expenses, note 22(b)	21,707	17,982	17,096
Third-party services	7,549	7,392	4,551
Other	1,029	1,048	2,507

	43,434	40,488	36,394

22.       Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Wages and salaries	107,128	95,684	101,250
Workers ‘profit sharing, note 14	15,712	21,554	18,692
Social contributions	21,523	20,626	23,687
Legal bonuses	15,156	14,133	13,477
Vacations	14,305	12,572	11,974
Long-term compensation, note 14	9,495	11,401	16,088
Cessation payments	3,524	9,201	19,184
Training	2,344	2,557	1,510
Others	1,370	1,214	1,432

	190,557	188,942	207,294

(b)      Employee benefits expenses are allocated as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Cost of sales, note 19	84,190	76,523	90,139
Administrative expenses, note 20	84,660	94,437	100,059
Selling and distribution expenses, note 21	21,707	17,982	17,096

	190,557	188,942	207,294

Notes to the consolidated financial statements (continued)

23.     Other operating income (expense), net

(a)        This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Net gain (loss) on disposal of property, plant and equipment	4,599	42	(3,445)
Income from management and administrative services provided to related parties, note 27	1,765	1,560	1,103
Changes in the estimation of rehabilitation provision, note 14	910	—	(5,259)
Income from land rental and office lease, note 27	707	682	700
Recovery of expenses	534	796	1,053
Net income from sale of impaired inventories	—	—	2,593
Allowance for expected credit losses, note 7(c)	(9,034)	—	—
Reconstruction of public road network destroyed by the Coastal El Niño	(5,675)	(1,209)	—
Write-off for disasters (b)	(784)	(9,688)	—
Other minor, net	(1,719)	3,460	5,699

	(8,697)	(4,357)	2,444

(b)	During the first quarter of 2017, Peru was affected by the natural phenomenon Coastal El Niño, which caused heavy rains, floods and mudslides in northern Peru since mid-February. The economic losses associated with damage to inventories, machinery and equipment and cost overruns for damage to roads necessary for the distribution of merchandise to customers, which as of December 31, 2018 and 2017 amounted to S/784,000 and S/9,688,000 respectively, this amount is presented net of the compensation recognized by the insurance company. Of the total amount recognized by the insurance company, S/7,876,000 and S/7,189,000 are pending collection as of December 31, 2018 and 2017, respectively.

24.      Finance income

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Gain on the valuation of trading derivative financial instruments	2,603	—	—
Interest on term deposits, note 6(c)	1,111	1,342	2,154
Interests on accounts receivable	745	954	437
Credit value adjust on cross currency swaps	—	3,307	552
Dividends received	—	13	26
Other finance income	511	226	71

	4,970	5,842	3,240

Notes to the consolidated financial statements (continued)

25.      Finance costs

This caption is made up as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Interest on senior notes, net of capitalization, note 15	45,380	45,358	44,729
Finance cost on cross currency swaps	26,185	26,140	27,800
Expenses for the purchase and amortization of issuance costs of senior notes	9,874	1,644	1,644
Interest on promissory notes	2,505	—	—
Counterparty credit risk in cross currency swaps	2,306	—	—
Other	321	95	94

Total interest expense	86,571	73,237	74,267
Unwinding of discount of long-term incentive plan, note 14	767	522	345
Unwinding of discount of other receivables	—	—	785

Total finance costs	87,338	73,759	75,397

26.       Cumulative net loss due to settlement of derivative financial instruments

As indicated in note 1.1, the Company decided to settle part of the financial instruments it held for hedging purposes in advance. This amount corresponds to the difference in exchange maintained in other comprehensive income until the settlement date for the amount to S/34,887,000.

Notes to the consolidated financial statements (continued)

27.      Related party disclosure

Transactions with related entities -

During the years 2018, 2017 and 2016, the Company carried out the following transactions with its parent company Inversiones ASPI S.A.
and its affiliates:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	12	13
Fees for management and administrative services	548	595	1,095

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Income from office lease	—	3	13
Fees for management and administrative services	—	2	8

Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	339	336	326
Income from office lease	318	315	348

Fossal S.A.A. (Fossal)
Income from office lease	12	16	—
Fees for management and administrative services	42	46	—

Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	26	40	—
Fees for management and administrative services	1,175	917	—

Expense
Security services provided by Compañía Minera Ares	2,059	1,195	1,301

Other
Investment shares on Fossal S.A.A. from spin-off, note 1.3 and 9	—	21,206	—

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2018 and 2017:

	2018		2017
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,487	—	—	—
Inversiones ASPI S.A.	1,240	—	641	—
Compañía Minera Ares S.A.C.	242	209	339	516
Otros	240	—	392	—

	3,209	209	1,372	516

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended as of December 31, 2018, 2017 and 2016, the Group has not recorded the allowance for expected credit losses relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

 Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2018, the total short-term compensations amounted to S/24,129,000 (2017: S/22,705,000, 2016: S/21,752,000) and the total long-term compensations amounted to S/9,495,000 (2017: S/11,401,000, 2016: S/16,088,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

28.      Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	76,699	94,171	120,060
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	—	(389)	(3,886)
Net profit attributable to ordinary equity holders of the Parent	76,699	93,782	116,174

	2018	2017	2016
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	428,107	446,062	544,687

	2018	2017	2016
	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.18	0.21	0.22
Basic and diluted loss for common and investment shares from discontinued operations	—	—	(0.01)
Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.18	0.21	0.21

The weighted average number of shares in 2018, includes the weighted average effect of changes in treasury shares, explained in Note 17(c).

The Group has no dilutive potential ordinary shares as of December 31, 2018 and 2017.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

29.      Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2018, 2017 and 2016, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/339,000, S/336,000 and S/326,000, respectively; see Note 27.

Capital commitments

As of 31 December 2018, the Group had no significant capital commitments.

Other commitments

-       The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-       Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2018 and 2017, the Company has accomplished with the requirements established in this agreement.

Mining royalty

Third parties

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2018 and 2017 amounted to S/6,023,000 and S/3,932,000, respectively, and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2018, 2017 and 2016 amounted to S/1,179,000, S/841,000 and S/1,052,000, respectively, and recorded in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2018 and 2017, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2018 and 2017.

The tax authorities have the power to review and, if applicable, correct the income tax calculated by each company in the four years after the year of filing the tax return.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region is eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods. that are destined for consumption in the Amazon.

The statements of income tax and Value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2013-2018	Dec. 2014-2018
Cementos Selva S.A.	2013/2015-2018	Dec. 2014-2018
Distribuidora Norte Pacasmayo S.R.L.	2013/2015-2018	Dec. 2014-2018
Empresa de Transmisión Guadalupe S.A.C.	2014-2018	Dec. 2014-2018
Salmueras Sudamericanas S.A.	2014-2018	Dec. 2014-2018
Calizas del Norte S.A.C. (on liquidation)	2014-2018	Dec. 2014-2018

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2018 and 2017.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2018	2017	2016
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	OF.28-2002-MITINCI	2002	EAMP	345	236	409
Tembladera	Limestone	RD.019-97-EM/DGM	1997	EAMP	202	201	167

					547	437	576

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/547,000, S/437,000 and S/576,000 during 2018, 2017 and 2016, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see Note 20. As of December 31, 2018 and 2017, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2018 and 2017, the Group maintains a provision for the closing of the quarries exploited in operations and for a mining unit Bongara (closed in 2018), which is currently without operations, amounting to S/1,489,000 and S/2,399,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to Note 14.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/11,469,000. From this total amount, S/1,469,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from Pacasmayo’s City Hall; S/2,298,000is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. During the year 2018, a provision was recorded for legal claims in the consolidated financial statements of S/420,076.

30.       Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2018	2017
		%	%

Salmueras Sudamericanas S.A.	Peru	—	25.10

(b)	Accumulated balances of material non-controlling interest:

	2018	2017
	S/(000)	S/(000)

Salmueras Sudamericanas S.A., Note 1.4	—	147

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	—	365	2,703
Salmueras Sudamericanas S.A.	1,553	12,786	577

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company transactions’ eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2018
Sales of goods	—	—
Cost of sales	—	—
Administrative expenses	—	(2,579)
Other income (expenses)	—	(43)
Finance (expense) income	—	2
Loss before tax	—	(2,620)
Income tax	—	—

Total comprehensive loss	—	(2,620)

Attributable to non-controlling interest	—	(1,553)

2017
Sales of goods	11	—
Cost of sales	(626)	—
Administrative expenses	(1,068)	(3,864)
Other income (expenses)	153	(40,816)
Finance (expense) income	(237)	3
Loss before tax	(1,767)	(44,677)
Income tax	551	(6,265)

Total comprehensive loss	(1,216)	(50,942)

Attributable to non-controlling interest	(365)	(12,786)

Notes to the consolidated financial statements (continued)

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)
2016
Sales of goods	1,965	—
Cost of sales	(6,881)	—
Administrative expenses	(8,694)	(3,829)
Other (expenses) income	(1,006)	52
Finance expense	(793)	(114)
Loss before tax	(15,409)	(3,891)
Income tax	6,399	1,591

Total comprehensive loss	(9,010)	(2,300)

Attributable to non-controlling interest	(2,703)	(577)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2018
Cash, inventories and other current assets	—	27
Other receivables, property, plant and equipment and non- current other assets	—	19
Trade payables and other liabilities current	—	(674)

Total equity	—	(628)

Attributable to:
Equity holders of parent	—	(628)

2017
Cash, inventories and other current assets	—	587

Total equity	—	587

Attributable to:
Equity holders of parent	—	440
Non-controlling interest	—	147

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2018
Net cash flows used in operating activities	—	(1,965)
Net cash flows (used in) provided from investing activities	—	—
Net cash flows provided from financing activities	—	1,405

Net (decrease) increase in cash and cash equivalents	—	(560)

2017
Net cash flows used in operating activities	(2,611)	(4,134)
Net cash flows (used in) provided from investing activities	(6,410)	—
Net cash flows provided from financing activities	5,953	4,250

Net (decrease) increase in cash and cash equivalents	(3,068)	116

2016
Net cash flows used in operating activities	(17,332)	(3,870)
Net cash flows used in investing activities	(22,352)	83
Net cash flows provided from financing activities	39,200	4,100

Net increase (decrease) in cash and cash equivalents	(484)	313

31.       Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI and cash flow hedges instruments.

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

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, financial instruments designated at fair value through OCI and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2018 and 2017. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2018 and 2017.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2018 and 2017, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2018 and 2017, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

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

2018	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(3,183)
	+10	(6,365)
	-5	3,183
	-10	6,365

2017	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(620)
	+10	(1,239)
	-5	620
	-10	1,239

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. For the calculation of the commodity price sensitivity, the purchases of this raw material of the last 12 months are used as a basis.

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/(000)
2018
	+10	(6,558)
	-10	6,558
2017
	+10	(3,148)
	-10	3,148

Notes to the consolidated financial statements (continued)

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

As of December 31, 2018 and 2017, the Group in not expose to equity price risk.

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2018 and 2017, the Group had 6 and 7 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 33% and 42% for all receivables owing, respectively. There were 28 and 27 customers as of December 31, 2018 and 2017, respectively, with balances smaller than S/700,000 each and accounting for over 70% and 73%, respectively, of the total amounts receivable. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements using a provision matrix to measure expected credit losses.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7. The Group does not hold collateral as security.

Notes to the consolidated financial statements (continued)

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2018 and 2017, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in Note 6. The Group’s maximum exposure relating to derivative financial instruments is noted in the liquidity table therefore.

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

As of December 31, 2018 and 2017 no portion of Senior Notes will mature in less than one year.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2018
Interest-bearing loans adjusted by hedge	—	—	60,822	981,440	—	1,042,262
Interests	—	10,006	44,436	101,243	—	155,685
Hedge finance cost payable	—	7,489	7,489	52,422	—	67,400
Trade and other payables	—	117,702	24,903	—	—	142,605
Energy supply	—	1,837	918	—	—	2,755

As of December 31, 2017
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interests	—	21,904	21,904	175,230	21,904	240,942
Hedge finance cost payable	—	13,041	13,041	104,328	13,041	143,451
Trade and other payables	—	129,595	9,711	—	—	139,306
Energy supply	—	3,357	2,648	—	—	6,005

The disclosed derivative financial instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2018
Inflows	1,470	—	—	75,955	—	77,425
Outflows	—	(1,631)	(7,448)	(50,025)	—	(59,104)
Net	1,470	(1,631)	(7,448)	25,930	—	18,321

Discounted at the applicable interbank rates	1,470	(1,625)	(7,336)	19,759	—	12,268

As of December 31, 2017
Inflows	—	—	—	—	139,785	139,785
Outflows	—	(2,841)	(13,032)	(100,102)	(11,945)	(127,920)
Net	—	(2,841)	(13,032)	(100,102)	127,840	11,865

Discounted at the applicable interbank rates	—	(2,836)	(12,885)	(94,939)	111,149	489

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1, 2018	Distribution of dividends	Finance cost on cross currency swaps	Cash flows	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018
Hedge finance cost payable	10,505	—	21,971	(26,443)	—	—	—	6,033
Dividends payable	29,725	161,396	—	(171,790)	—	—	—	19,331
Interest-bearing loans	965,290	—	—	73,240	39,520	5,327	—	1,083,377

2017
Hedge finance cost payable	11,073	—	26,140	(26,708)	—	—	—	10,505
Dividends payable	5,070	149,837	—	(124,993)	—	—	(189)	29,725
Interest-bearing loans	998,148	—	—	—	(34,502)	1,644	—	965,290

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

32.       Financial assets and financial liabilities

(a)       Financial asset –

	2018	2017
	S/(000)	S/(000)

Derivative financial instruments
Cash flow hedge (cross currency swaps)	9,474	489
Trading of cash flow (cross currency swaps)	2,794	—
Total derivative financial instruments	12,268	489

Financial instruments designated at fair value through other comprehensive income
Equity shares	26,883	—
Total, note 9(b)	26,883	—

Total financial instruments at fair value	39,151	489

Total current	—	—
Total non-current	39,151	489

	39,151	489

Except cash flow hedge and financial instruments designated at fair value through OCI, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivable, which are non-derivative financial assets carried at amortized cost, held to maturity, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Notes to the consolidated financial statements (continued)

Financial liabilities -

All financial liabilities of the Group include trade and other payables and financial liabilities which are classified as loans and borrowings and are carried at amortized cost.

(b)       Derivatives assets of hedging and trading -

Derivatives assets of hedging -

Foreign currency risk -

As of December 31, 2018, the Company has cross currency swaps agreements for an amount of US$150,000,000. Of this total, US$131,612,000 as of December 31, 2018 (US$300,000,000 as of December 31, 2017) have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2018		2017
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	9,474	—	489	—

	9,474	—	489	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/201,000 was included in OCI as of December 31, 2018 (unrealized loss of S/38,230,000 as of December 31, 2017). The amounts retained in OCI as of December 31, 2018 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to the consolidated financial statements (continued)

Derived assets from trading-

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The effect on profit or loss of the change on their fair value amounts to S/1,324,000. The Company acquired a derivative trading instrument for a nominal amount of US$70,000,000 that was liquidated in January 2019 for a value of S/1,470,000.

	2018		2017
	Activos	Pasivos	Activos	Pasivos
	S/(000)	S/(000)	S/(000)	S/(000)

“Cross currency swaps” designated as trading instruments
Fair value	2,794	—	—	—

	2,794	—	—	—

(c)       Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	49,067	49,216	49,067	49,216
Trade and other receivables	104,256	115,725	104,256	115,725
Derivatives financial instruments – Cross currency swaps	12,268	489	12,268	489
Financial instruments designated at fair value through other comprehensive income	26,883	—	26,883	—

Total financial assets	192,474	165,430	192,474	165,430

Financial liabilities
Trade and other payables	151,320	177,995	151,320	177,995
Financial obligations:
Senior Notes	441,786	965,290	442,142	1,005,324
Promissory note	641,591	—	643,308	—

Total financial liabilities	1,234,697	1,143,285	1,236,770	1,183,319

On January 1, 2018, the Group adopted IFRS 9, as a result, recorded an impact on the measurement of financial instruments designated at fair value through other comprehensive income, which as of December 31, 2017 were maintained at cost for S/21,206,000, and that as of December 31, 2018 is measured at fair value for S/26,883,000.

Notes to the consolidated financial statements (continued)

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

-	The fair value of the quoted senior notes is based on price quotations at the reporting date.

-	The fair value of the promissory note as of December 31, 2018 amounts to S/643,308,000 and is calculated using the results of cash flow discounted at the indebtedness rates of 5.53% and 3.65% in soles and dollars, respectively.

-	Fair value of financial instruments designated at fair value through other comprehensive income is derived from a valuation methodology based on a discounted cash flow (DCF) model.

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

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2018 –

	Fair value measurement using
	Total	Level 1	Level 2	Level 3
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at amortized cost
Trade and other receivables	104,256	104,256	—	—
Assets measured at fair value:
Cash and cash equivalents	49,067	49,067	—	—
Financial instruments designated at fair value through other comprehensive income:
Equity shares	26,883	—	—	26,883
Derivative financial assets:
Cross currency swaps	12,268	—	12,268	—

Total financial assets	192,474	153,323	12,268	26,883
Liabilities for which fair values are disclosed:
Trade and other payables	151,320	151,320	—	—
Senior Notes	442,142	442,142	—	—
Promissory notes	643,308	—	643,308	—

Total financial liabilities	1,236,770	593,462	643,308	—

There have been no transfers between levels during the period ending December 31, 2018.

Notes to the consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2017

	Fair value measurement using
	Total	Level 1	Level 2	Level 3
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at amortized cost
Trade and other receivables	115,725	115,725
Assets measured at fair value:
Cash and cash equivalents	49,216	49,216
Derivative financial assets:
Cross currency swaps	489	—	489	—

Total financial assets	165,430	164,941	489	—
Liabilities for which fair values are disclosed:
Trade and other payables	177,995	177,995	—	—
Senior Notes	1,005,324	1,005,324	—	—

Total financial liabilities	1,183,319	1,183,319	—	—

There have been no transfers between levels during the period ending December 31, 2017.

Notes to the consolidated financial statements (continued)

33.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Impairment on brine project	Finance costs	Finance income	Net loss on settlement of derivative financial instruments	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Net income from continuing operations	Net loss from discontinued operations	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018
Cement, concrete and precast	1,134,123	458,905	(8,191)	(166,127)	(42,332)	—	(87,327)	4,945	(34,887)	(8,227)	116,759	(41,214)	75,545	—	75,545
Construction supplies	68,872	1,623	(322)	(553)	(1,066)	—	(11)	25	—	(26)	(330)	116	(214)	—	(214)
Quicklime	57,564	5,251	—	(2,186)	—	—	—	—	—	(111)	2,954	(1,043)	1,911	—	1,911
Other	1,692	266	(184)	(3,275)	(36)	—	—	—	—	(13)	(3,242)	1,146	(2,096)	—	(2,096)

Consolidated	1,262,251	466,045	(8,697)	(172,141)	(43,434)	—	(87,338)	4,970	(34,887)	(8,377)	116,141	(40,995)	75,146	—	75,146

2017
Cement, concrete and precast	1,070,569	470,840	(4,127)	(174,087)	(38,144)	—	(73,759)	5,779	—	(2,012)	184,490	(67,568)	116,922	—	116,922
Construction supplies	66,442	1,873	36	(1,499)	(2,287)	—	—	48	—	(17)	(1,846)	676	(1,170)	—	(1,170)
Quicklime	80,707	13,671	—	(15,613)	—	—	—	—	—	(183)	(2,125)	778	(1,347)	—	(1,347)
Other	1,842	220	(266)	(4,418)	(57)	(47,582)	—	15	—	(14)	(52,102)	19,082	(33,020)	(754)	(33,774)

Consolidated	1,219,560	486,604	(4,357)	(195,617)	(40,488)	(47,582)	(73,759)	5,842	—	(2,226)	128,417	(47,032)	81,385	(754)	80,631

2016
Cement, concrete and precast	1,099,921	484,166	1,907	(173,200)	(34,565)	—	(75,397)	3,194	—	(2,238)	203,867	(80,912)	122,955	—	122,955
Construction supplies	59,888	1,220	136	(1,051)	(1,643)	—	—	24	—	(19)	(1,333)	529	(804)	—	(804)
Quicklime	75,090	14,216	—	(14,464)	—	—	—	—	—	(118)	(366)	145	(221)	—	(221)
Other	1,765	532	401	(4,661)	(186)	—	—	22	—	(166)	(4,058)	1,611	(2,447)	(6,589)	(9,036)

Consolidated	1,236,664	500,134	2,444	(193,376)	(36,394)	—	(75,397)	3,240	—	(2,541)	198,110	(78,627)	119,483	(6,589)	112,894

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Assets held for distribution	Total assets	Operating liabilities	Liabilities held for distribution	Total liabilities	Capital expenditure	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2018
Cement, concrete and precast	2,632,723	12,268	—	2,644,991	1,376,390	—	1,376,390	113,365	(124,070)	(3,808)
Construction supplies	29,363	—	—	29,363	34,788	—	34,788	284	(1,100)	—
Quicklime	111,072	—	—	111,072	—	—	—	—	(4,433)	—
Other	50,936	26,883	—	77,819	704	—	704	—	(176)	—

Consolidated	2,824,094	39,151	—	2,863,245	1,411,882	—	1,411,882	113,649	(129,779)	(3,808)

2017
Cement, concrete and precast	2,607,334	489	—	2,607,823	1,274,322	—	1,274,322	66,515	(119,518)	(2,718)
Construction supplies	30,791	—	—	30,791	31,966	—	31,966	3,202	—	—
Quicklime	118,712	—	—	118,712	—	—	—	—	(4,504)	—
Other	35,583	21,206	—	56,789	1,119	—	1,119	15	(184)	—

Consolidated	2,792,420	21,695	—	2,814,115	1,307,407	—	1,307,407	69,732	(124,206)	(2,718)

2016
Cement, concrete and precast	2,678,871	69,912	—	2,748,783	1,316,144	—	1,316,144	101,729	(102,900)	(1,499)
Construction supplies	27,652	—	—	27,652	20,760	—	20,760	—	—	—
Quicklime	122,446	—	—	122,446	—	—	—	—	(4,377)	—
Other	82,674	657	338,411	421,742	986	2,704	3,690	16,072	(3,989)	—

Consolidated	2,911,643	70,569	338,411	3,320,623	1,337,890	2,704	1,340,594	117,801	(111,266)	(1,499)

Notes to the consolidated financial statements (continued)

During 2018 and 2017, revenues from two customers, arising from sales within the quicklime segment, amounted to S/40,076,000 and S/65,784,000, respectively.

Capital expenditure consists of S/113,649,000, S/69,732,000 and S/117,801,000 during the years ended as of December 31, 2018, 2017 and 2016, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2018, 2017 and 2016, there were no purchases of assets through capital leases.

Inter-segment revenues obtained during the years ended December 31, 2018, 2017 and 2016 were eliminated for consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2018 corresponds to the financial instruments designated at fair value through OCI caption and fair value of derivative financial instruments (cross currency swap) for approximately S/26,883,000 and S/12,268,000, respectively (2017: S/21,206,000 and S/489,000; 2016: S/657,000 and S/69,912,000, respectively), which are not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2018 and December 31, 2017, all non-current assets are located in Peru.

34.	Subsequent events

On January 31, 2019, the Company issued corporate bonds in the local market for S/570,000,000 with maturity on 2029 and 2034, and an interest rate of 6.6875 and 6.84375. The cash collected under this issue amounted to S/570,000,000.