Form 20-F
period 2019-12-31
CEMENTOS PACASMAYO SAA
filed 2020-05-01
CIK 1221029

As filed with the Securities and Exchange Commission on May 1, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

At December 31, 2019	423,868,449 common shares
4,238,397 investment shares*

*	Excluding 36,040,497 investment shares held in treasury.

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

In this annual report, we present EBITDA and Adjusted EBITDA (only for 2017), which are financial measures that are not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance; financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA and Adjusted EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.317 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2019, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political economic, political and social risk inherent to conducting business in Peru including as a result of public health crises in Peru, and the Peruvian government’s responses thereto;

●	exchange rates, inflation and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crisis and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

COVID-19 Update

We remain focused first and foremost on the health, safety, and well-being of our workers. This is at the foundation of all the business decisions we are making during these unprecedented times.

A new strain of coronavirus (COVID-19) that was first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization, has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns or shutdowns in affected areas. On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (exceptions are food production and commercialization, pharmaceuticals, health). As a result, we have shut down our three plants until the Peruvian government allows us to restart our production. We cannot yet estimate the impact this will have on our results of operation for 2020, but it is likely that they will be materially impacted. We are already working on a business plan for the future, which includes a significant change in the way we operate, to comply with social distancing and promote remote work in all possible areas. Furthermore, since the economy will be impacted, the demand for cement may also be impacted, since households will have less disposable income and auto-construcción accounts for over 60% of our sales. Peruvian government spending for infrastructure may also be affected, as funds are diverted to fight COVID-19 and its subsequent effects in the economy.

Since we have been unable to generate income, but we still have to comply with our obligations, our liquidity and capital resources have been affected. We have not yet seen any changes in our access and cost of funding, and have taken short term loans as a precautionary measure, in case the shutdown is extended, to cover our working capital needs. As of the date of this report, we believe we will be able to meet the covenants of our outstanding debt. We do not expect COVID-19 to affect the value of our assets nor anticipate any material impairments or changes in accounting judgements.

Although we have had to shut down our cement production, we have continued working remotely in all possible areas. To the date of this annual report, we have been pleasantly surprised by the results, encouraging us to promote remote work arrangements permanently in many areas. We do not face material resource constraints or foresee requiring material expenditures in order to enact this plan. In terms of our supply chain, we do not foresee COVID-19 having an impact, once the Peruvian government allows for production to restart. In terms of distribution of our products, we should not have an impact as long as there are no further transportation restrictions.

We continue to monitor the rapidly evolving situation and guidance from international and domestic authorities since there may be developments outside our control requiring us to adjust our operating plan. The further spread of COVID-19, and the requirements to take action to limit the spread of the illness, will impact our ability to carry out our business as usual and may materially adversely impact our business, results of operations and financial condition.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report. As of December 31, 2019, the consolidated financial statements comprise the financial statements of Cementos Pacasmayo and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Calizas del Norte S.A.C. (in liquidation) and Salmueras Sudamericanas S.A. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement.

The following selected financial data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB. Data for 2015, 2016, 2017 and 2018 for sales and selling and distribution expenses has been adjusted according to IFRS 15.

	Year ended December 31,
	2019		2019		2018		2017		2016		2015
Statement of Financial Position:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Sales of goods	US$	420.2	S/	1,392.7	S/	1,262.9	S/	1,220.8	S/	1,236.8	S/	1,229.9
Cost of sales		(273.3)		(905.8)		(796.2)		(733.0)		(736.6)		(695.8)
Gross profit		146.9		486.9		466.7		487.8		500.2		534.1
Operating income (expenses):
Administrative expenses		(52.7)		(174.5)		(172.1)		(195.6)		(193.4)		(179.7)
Selling and distribution expenses		(13.4)		(44.5)		(44.1)		(41.7)		(36.5)		(30.4)
Impairment of brine assets		—		—		—		(47.6)		—		—
Other operating income (expense), net		0.8		2.6		(8.7)		(4.3)		2.4		3.9
Total operating expenses, net		(65.3)		(216.4)		(224.9)		(289.2)		(227.5)		(206.2
Operating profit		81.6		270.5		241.8		198.6		272.7		327.9
Other income (expenses):
Finance income		0.8		2.6		2.3		5.8		3.2		3.4
Finance costs		(23.5)		(77.9)		(87.3)		(73.8)		(75.4)		(36.8)
Loss (gain) on the valuation of trading derivative financial instruments		(0.5)		(1.5)		2.6		—		—		—
Cumulative net loss on settlement of derivative financial instruments		—		—		(34.9)		—		—		—)
Gain (loss) from exchange difference, net		0.1		0.6		(8.4)		(2.2)		2.4		12.3
Total other expenses, net		(23.1)		(76.2)		(125.7)		(70.2)		(74.6)		(21.1)
Profit before income tax		58.5		194.3		116.1		128.4		198.1		306.8
Income tax expense		(18.8)		(62.3)		(41.0)		(47.0)		(78.6)		(89.4)

	Year ended December 31,
	2019		2019		2018		2017		2016		2015
Statement of Financial Position:	(in millions of US$, except share and per share data)(1)		(in millions of S/, except share and per share data)(1)

Profit for the year from continuing operations		39.7		132.0		75.1		81.4		119.5		217.4
Loss for the year from discontinued operations		—		—		—		(0.8)		(6.6)		(5.7)
Profit for the year		39.7		132.0		75.1		80.6		112.9		211.7

Share and Per Share Data:
Attributable to:
Equity holders of the parent		39.8		132.0		76.7		93.8		116.2		215.5
Non-controlling interests		—		—		(1.6)		(13.2)		(3.3)		(3.8)
	US$	39.8	S/	132.0	S/	75.1	S/	80.6	S/	112.9	S/	211.7

Profit per share (2)	US$	0.1	S/	0.31	S/	0.18	S/	0.21	S/	0.21	S/	0.38

Number of shares outstanding(3)		428,106,846		428,106,846		428,106,846		446,063,120		544,688,023		573,998,649
Dividends per share	US$	0.1	S/	0.36	S/	0.38	S/	0.35	S/	0.285	S/	0.28

	As of December 31,
	2019		2019		2018		2017		2016		2015
Balance Sheet Data:	(in millions of US$)(1)		(in millions of S/,) (1)
Current assets
Cash and term deposits	US$	20.6	S/	68.3	S/	49.1	S/	49.2	S/	80.2	S/	158.0
Trade and other receivables		36.4		120.5		102.9		99.5		81.1		110.9
Income tax prepayments		9.1		30.2		36.7		27.8		46.5		44.9
Inventories		156.6		519.0		424.8		373.0		346.5		307.5
Prepayments		3.1		10.3		5.8		3.9		8.0		7.2
Total current assets		225.8		748.3		619.3		553.4		562.3		628.5

Assets held for distribution		—		—		—		—		338.4		—

Non-current assets
Other receivables		1.4		4.7		4.5		16.2		25.1		64.1
Prepayments		0.1		0.2		0.3		0.5		1.2		1.4
Financial instruments designated at fair value through other comprehensive income		5.5		18.2		26.9		21.2		0.7		0.4
Other financial instruments		—		—		12.3		0.5		69.9		124.8
Property, plant and equipment		633.9		2,100.7		2,152.7		2,208.6		2,273.1		2,490.8
Intangible assets		14.3		47.4		40.9		13.4		43.0		81.9
Goodwill		1.4		4.5		4.5		—		—		—
Deferred income tax assets		2.2		7.4		3.1		0.1		6.4		21.1
Other assets		0.1		0.2		0.1		0.2		0.7		1.0
Total non-current assets		658.8		2,183.3		2,245.3		2,260.7		2,420.1		2,785.5
Total assets	US$	884.6	S/	2,931.6	S/	2,864.6	S/	2,814.1	S/	3,320.8	S/	3,414.0
Current liabilities
Trade and other payables	US$	71.6	S/	237.3	S/	154.6	S/	178.0	S/	142.8	S/	170.8
Interest-bearing loans and borrowings		29.8		98.8		60.8		—		—		—
Income tax payable		—		—		—		2.4		3.5		3.9
Provisions		5.0		16.6		46.4		24.6		31.7		28.9
Total current liabilities		106.4		352.7		261.8		205.0		178.0		203.6

Liabilities directly related to assets held for distribution		—		—		—		—		2.7		—

Non-current liabilities
Interest-bearing loans and borrowings		302.7		1,003.1		1,022.6		965.3		998.1		1,012.4
Other financial instruments		0.4		1.3		—		—		—		—
Lease liabilities		—		0.1		—		—		—		—
Other non-current provisions		2.3		7.6		5.4		28.3		22.0		32.6
Deferred income tax liabilities, net		43.8		145.1		123.4		108.8		139.8		119.1
Total non-current liabilities		349.2		1,157.2		1,151.4		1,102.4		1,162.6		1,164.1
Total liabilities	US$	455.6	S/	1,509.9	S/	1,413.2	S/	1,307.4	S/	1,340.6	S/	1,367.7

Equity:
Capital stock	US$	127.9	S/	423.9	S/	423.9	S/	423.9	S/	531.5	S/	531.5
Investment shares		12.2		40.3		40.3		40.3		50.5		50.5
Treasury shares		(36.6)		(121.3)		(121.3)		(119.0)		(108.2)		(108.2)
Additional paid-in capital		130.6		432.8		432.8		432.8		545.2		553.5
Legal reserve		50.9		168.6		168.4		160.7		188.1		176.5
Other reserves		(6.0)		(19.8)		(12.0)		(43.7)		(16.6)		11.6
Retained earnings		150.0		497.2		519.3		611.6		677.1		727.8
Non-controlling interests		—		—		—		0.1		112.6		103.1
Total equity		429.0		1,421.7		1,451.4		1,506.7		1,980.2		2,046.3
Total liabilities and equity	US$	884.6	S/	2,931.6	S/	2,864.6	S/	2,814.1	S/	3,320.8	S/	3,414.0

	As of and for the year ended December 31,
	2019		2019		2018		2017		2016		2015
Other Financial Information:	(in millions of US$, except percentages)(1)		(in millions of S/, except percentages)

Net working capital (4)	US$	119.4	S/	395.7	S/	357.6	S/	348.3	S/	384.3	S/	424.9
Capital expenditures (5)		26.3		87.1		107.3		70.0		120.3		490.8
Depreciation and amortization		39.1		129.8		129.8		124.2		111.3		70.8
Net cash flows from operating activities		61.8		205.1		203.6		250.4		241.7		275.6
Net cash flows from (used in) investing activities		(24.0)		(79.6)		(98.8)		(70.6)		(135.6)		(475.9)
Net cash flows from (used in) financing activities		(32.2)		(106.8)		(105.3)		(185.4)		(177.5)		(257.8)
EBITDA/Adjusted EBITDA (6)		120.7		400.3		371.6		371.5		371.0		389.7
EBITDA/Adjusted EBITDA margin (6) (7)		28.7%		28.7%		29.4%		30.5%		29.9%		31.7%

Operating Data:	As of and for the year ended December 31,
Installed capacity (000 metric tons/year):	2019	2018	2017	2016	2015
Cement:
Pacasmayo	2,900	2,900	2,900	2,900	2,900
Rioja	440	440	440	440	440
Piura	1,600	1,600	1,600	1,600	1,600
Total	4,940	4,940	4,940	4,940	4,940

Clinker:
Pacasmayo	1,500	1,500	1,500	1,500	1,500
Rioja	280	280	280	280	280
Piura	1.000	1,000	1,000	1,000	1,000
Total	2,780	2,780	2,780	2,780	2,780
Quicklime
Pacasmayo	240	240	240	240	240

Production (000 metric tons/year):
Cement:
Pacasmayo	1,368	1,155	1,141	1,177	1,884
Rioja	301	273	287	281	288
Piura	954	918	858	817	161
Total	2,623	2,346	2,286	2,275	2,333
Clinker:
Pacasmayo	864	831	687	887	967
Rioja	231	211	209	215	235
Piura	758	676	746	629	—
Total	1853	1,718	1,642	1,731	1,202
Quicklime
Pacasmayo	74	105	168	156	98

(1)	Calculated based on an average exchange rate of S/3.314 to US$1.00 as of December 31, 2019.

(2)	Basic earnings per share amounts are calculated by dividing profit for the year attributable to common shares and investment shares of the equity holders of Cementos Pacasmayo by the weighted average number of common shares and investment shares outstanding during the year. The weighted average number of shares in 2019, 2018, 2017 and 2016 takes into account the weighted average effect of changes in shares held in treasury. On October 15, 2015, we acquired 37,276,580 of our investment shares. In January 2017, we acquired an additional 7,911,845 of our investment shares.

(3)	In addition number of common and investment shares was reduced due to the spin-off of the net assets of Fosfatos del Pacífico S.A. to Fossal S.A.A. in March 2017.

(4)	Represents current assets minus current liabilities.

(5)	Represents expenditures for the purchase of property, plant, equipment and intangibles.

(6)	For all periods other than 2017, EBITDA is presented. For 2017, we present Adjusted EBITDA, which excludes the impairment of brine assets. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

(7)	EBITDA/Adjusted EBITDA margin is calculated by dividing EBITDA or Adjusted EBITDA by revenues.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as profit minus finance income and plus finance costs, income tax expenses, and depreciation and amortization, and plus or minus gain (loss) from exchange difference, net. We define Adjusted EBITDA as EBITDA plus impairment of brine assets. We define EBITDA margin as EBITDA divided by revenues and Adjusted EBITDA margin as Adjusted EBITDA divided by revenues.

EBITDA and Adjusted EBITDA should not be construed as alternatives to profit or operating profit, as indicators of operating performance, as alternatives to cash flow provided by operating activities or as measures of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry.

The following table sets forth the reconciliation of our profit to EBITDA and Adjusted EBITDA:

	Year ended December 31,
	2019		2019		2018		2017		2016		2015
	(in millions of US$)(1)		(in millions of S/)
Profit	US$	39.8	S/	132.0	S/	75.1	S/	80.6	S/	112.9	S/	211.7
Finance income		-0.8		(2.6)		(2.4)		(5.8)		(3.2)		(3.5)
Finance costs		23.5		78.0		87.3		73.8		75.4		36.8
Gain (loss) from exchange rate, net		(0.2)		(0.7)		8.4		2.2		(2.5)		(12.4)
Income tax expense		18.7		62.3		41.0		48.9		72.2		86.2
Liquidation of financial instruments		—		—		34.9		—		—		—
Gain (loss) on the valuation of trading derivative financial instruments		0.5		1.5		(2.6)		—		—		—
Depreciation and amortization		39.2		129.8		129.8		124.2		111.3		70.8
EBITDA	US$	120.7	S/	400.3	S/	371.6	S/	323.9	S/	371.0	S/	389.7
Impairment of brine assets		—		—		—		47.6		—		—
Adjusted EBITDA(2)	US$	120.7	S/	400.3	S/	371.6	S/	371.5	S/	371.0	S/	389.7

(1)	Calculated based on an average exchange rate of S/3.314 to US$1.00 as of December 31, 2019.

(2)	For all periods other than 2017, EBITDA is presented. For 2017, we present Adjusted EBITDA, which excludes the impairment of brine assets.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Global Risks

The extent to which the coronavirus (COVID-19) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns relating to the coronavirus outbreak have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in the Peruvian government, as well as many local governments, declaring a state of emergency, which means that our plants are shutdown. We have not produced any goods in our plants or generated any revenues since March 16, 2020. These measures will not only negatively impact consumer spending and business spending habits, they may also adversely impact our workforce and operations and the operations of our customers, suppliers and business partners. These measures may remain in place for a significant period of time and they are likely to continue to adversely affect our business, results of operations, financial condition and prospects.

The spread of the coronavirus has caused us to modify our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which the coronavirus outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of the coronavirus and a global pandemic, and, as a result, the ultimate impact of the coronavirus outbreak or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations. Further, risks relating to the coronavirus may exacerbate the other risks discussed in this annual report.

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

According to the Inflation Report, dated December 20, 2019, issued by the Central Reserve Bank of Peru (“BCRP”), in 2019, GDP growth was 2.3% compared to 4.0% in 2018. In addition, in 2019 the annual inflation rate was 1.9% compared to 2.2% in 2018, and domestic demand grew 2.5%, below the 4.3% growth in 2018. However, it cannot be assured that Peru’s GDP will continue to grow in the future at the same or similar rates, or that a persistent low growth or GDP contraction will not adversely affect our business, financial condition or results of operations.

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

Currently, Peru benefits from a period of growth, with stability in its main economic and monetary indicators. However, if political uncertainty or changes in the political, economic, and social circumstances arise, the development of the country and our business, financial condition and results of operations could be adversely affected. Due to the COVID-19 outbreak, the government has approved a plan to mitigate its effect in the economy, which we expect will negatively affect the country’s macroeconomic variables in the short-term.

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

We use raw materials and equipment from abroad in the production of cement, such as gypsum, blast furnace slag, pozzolanic materials and iron, which we obtain from third parties. During 2019, the cost of raw materials provided by third parties was approximately 4.9% of our total cement production costs. As of the date of this annual report, the United States and China are involved in a trade dispute, which has led to the implementation and increase of various tariffs on imports of products from these countries.

As a result, the prices of raw materials and equipment that we purchase from the United States or China could increase, which could in turn cause diminished revenues and profitability of our business. Additionally, because of this trade dispute, our customers’ income and purchasing capacity could be affected, which could, in turn, reduce our income and profitability.

Risks Relating to Peru

Public health crises and epidemics/pandemics, such as the novel COVID-19 virus may materially adversely affect Peru’s economy and therefore our business, financial conditions and results of operations.

The Peruvian government is deploying various economic and public health measures to address the pandemic caused by the novel COVID-19 virus. These measures are part of an economic stimulus plan that includes tax incentives, among other tools, intended to address the immediate impacts of the national state of emergency invoked by the government to attempt to contain spread of the virus and lessen the strain on the health care system and the impact on the overall economy. The Ministry of Economy and Finance, the BCRP and the SBS, as well as other government entities, have adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which are most at risk in this crisis.

The COVID-19 pandemic has had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, are adversely affecting dynamism of various productive sectors of the economy. Reduced activity in these economic sectors has resulted in reduced employment and less income for families and companies. COVID-19 has generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and on demand as a result of reduced consumption – which amplifies the negative effects on the economy.

Both the primary and secondary sectors of the Peruvian economy have been affected, among the most impacted being: (i) tourism, restaurants and travel agencies, (ii) transportation, warehousing and messengers and (iii) art and entertainment, in particular because of the suspension of group activities and self-isolation/social distancing mandates. As a result, the Government has implemented a plan to counteract the effects of COVID-19, targeted at minimizing the adverse impacts on the population and on economic activity. See “Recent Developments.”

In the short-term, the COVID-19 pandemic is not expected to have political consequences, especially as the political circumstances following the events of the second half of 2019 and the first quarter of 2020 have resolved much of the recent political turmoil in Peru, with a new Congress sworn in during the first months of 2020 and establishing that general elections will be held in 2021.

In the face of the crisis, Peru has committed to dedicate significant resources to strengthening the public health system. Social support to the neediest families has been approved to provide a public safety net to soften the brunt of the consequences of the virus on Peru’s most vulnerable citizens. Over the long-term, we cannot assure you that the measures adopted by the Peruvian government to counteract the effects of the COVID-19 pandemic will be sufficient to restore public confidence or to restore economic growth.

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

In the past, Peru has experienced political instability that included a succession of regimes with disparate economic policies and programs that created uncertainty for domestic and foreign investors. At present, Peru is a democracy under the administration of President Martin Vizcarra, who took office in March 2018 after peacefully assuming the presidency following President Pedro Pablo Kuczynski’s resignation following allegations of his involvement in a corruption scandal. In July, 2019, President Vizcarra proposed to accelerate elections by one year for both the presidency and Congress, a proposal that was rejected by the Constitutional Commission of the Congress on September 26, 2019. Simultaneously, Congress initiated a procedure to replace the members of the Constitutional Court, which the executive branch considered did not comply with transparency standards, and therefore submitted a vote of confidence to demand that this process be modified. Both issues were to be discussed in Congress on September 30, 2019. Congress chose to first debate the appointment of the members of the Constitutional Court, and to elect one of its members, therefore, the executive branch considered the vote of confidence had been denied and proceeded to dissolve the Congress and call for legislative elections on January 26, 2020. These elections took place and the new Congress was elected and took office March 16, 2020. This new Congress, as well as President Vizcarra, will be in office until 2021, when Presidential and Congressional elections will be held.

Prior Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Due to the COVID-19 pandemic, the Peruvian government has changed its agenda, diverting funds to mitigate the economic impact of a prolonged state of emergency, and increased spending for the public health system, among others.

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

In April 2019, two former presidents were placed in preliminary detention due to their alleged ties to corruption: Pedro Pablo Kuczynski, who is currently detained, and Alan Garcia, who took his own life when police came to place him under arrest. In July, President Vizcarra proposed to accelerate elections by one year for both the presidency and Congress, a proposal that was rejected by the Congress’ Constitution Commission on September 26, 2019. Simultaneously, Congress initiated a procedure to replace the members of the Constitutional Court, which the Executive considered did not comply with transparency standards, and therefore submitted a vote of confidence to demand that this process be modified. Both issues were to be debated in Congress on September 30, 2019. However, Congress chose to first debate the appointment of the court members, and to elect one of its members, therefore, the Executive considered the vote of confidence had been denied and proceeded to dissolve the Congress and call for legislative elections on January 26, 2020. These elections took place and the new Congress was elected and took office March 16, 2020. Although recent history has shown that the macroeconomic stability of the country remains unaffected by political turmoil, we cannot yet assess the political and economic impact these developments this may have on the political stability of the country. In the recent past, we have seen a greater tendency towards populist measures, which could have an effect on political stability of the country.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, with mining and oil and gas as of December 31, 2019, accounted for approximately 16.62% of the country’s GDP according to the Central Bank of Peru. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed as a result of the protests. In 2019, conflict at Las Bambas, one of the largest copper mines in the country which produces 2% of the world copper halted operations for months, due to the community blockage of the only road that can be used to transport the extracted mineral out. Although this road has been re-opened, we cannot assure you that conflict will not return in this area. Social demands and conflicts could have an effect on the Peruvian economy.

On March 15, 2020, President Vizcarra declared a State of Emergency in Peru due to COVID-19, starting March 16, 2020, originally until March 30, 2020 but then further extended until May 10, 2020. During the state of emergency, the production and commercialization of cement has to be interrupted. We do not know yet the effect this will have on our business, but this, and any prolonged disruption in the operation of these facilities will have a material adverse effect on our business, financial condition and results of operations

The foregoing political uncertainty and presidential decisions could further increase interest rate and currency volatility, as well as adversely and materially affect the Peruvian economy and our business.

A depreciation or devaluation of the sol could have a material adverse effect on our business, financial condition and results of operations.

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 47.1% of our indebtedness, as of December 31, 2019, is denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. As of December 31, 2019, we maintain cross currency swap hedging agreements in aggregate principal amount of 100% of our current U.S. dollar-denominated debt obligations to hedge against the associated foreign exchange risks. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

If the Peruvian government were to implement restrictive exchange rate policies and other similar laws, our business, financial condition and results of operations could be adversely affected.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled. As a result the Peruvian economy has been growing at a compound average annual rate of 3.2% during the period from 2015 to 2019. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the Central Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

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

The effects of any tax reforms that could be proposed in the future and any other changes that result from the enactment of additional reforms have not been, and cannot be, quantified. However, any changes to our tax regime or interpretations thereof (including in connection with the tax rates, tax base (base imponible), deductions rules, payments in advance regime (regimen de pagos a cuenta), time of payment or the establishment of new taxes thereof) may result in increases in our overall costs and/or our overall compliance costs, which could negatively affect our results of operation.

Our operations could be adversely affected by an earthquake, flood or other natural disasters.

Severe weather conditions and other natural disasters in areas in which we operate may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and accordingly have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation and communications services, tourism and commercial activity, caused widespread damage to infrastructure and displaced significant populations. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure. Peru also is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Such conditions may result in physical damage to our properties, closure of one or more of our shopping centers or our tenants-stores, inadequate work forces in our markets, temporary disruptions in the supply of products to our tenants, delays in the delivery of goods to our tenants’ stores and a reduction in the availability of products in our tenants’ stores. In addition, adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as droughts or floods that impact growing conditions and the quantity and quality of crops, may materially adversely affect the availability or cost of certain commodities or other products within our supply chain. Any of these factors may disrupt and materially adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by government-mandated plant closures

Public health outbreaks, epidemics or pandemics, as well as other events may result in the government stopping our operations. In March 2020, the Peruvian government ordered a state of emergency due to the outbreak of COVID-19, therefore our operations have been closed since March 16, 2020. This will have a materially adverse effect on our business, financial conditions and results of operation, both during the state of emergency, and further as we do not yet know the implications these measures will have on the economy as a whole, the construction sector, our customers´ ability to purchase cement and cement-based products, and their ability to pay for previously sold products.

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

The 2008 and 2009 global economic and financial crisis substantially affected the financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe that began with financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Brexit continues to create volatility and uncertainty in a number of financial markets. The global COVID-19 pandemic will result in a worldwide recession that we cannot yet accurately measure as it is ongoing. Any interruption to the recovery of developed economies, the continued effects of the global crisis in 2008 and 2009, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit, the economic impact of COVID-19, or a new economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. In particular, the Peruvian economy recently has suffered the effects of fluctuating commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. To date, the United States and China are facing a trade dispute, which has imposed new tariffs that could undermine economic growth and raise costs for manufacturers around the world. Further, the current global COVID-19 pandemic may cause a global recession, which will in turn affect our business, financial conditions and results of operation. See “—Global Risks.”

Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations. In March 2020, after its annual review, the FTSE announced that, since there is only one Peruvian stock in the FTSE Global All Cap index, it does not meet the requirements of the new minimum investable market cap and securities count requirement criterion. As a result, Peru will be reclassified from Secondary Emerging market to Frontier market status effective from September 2020.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2019, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 70.6% of Peru’s total exports, according to the figures published by the Central Bank of Peru. Changes in commodity prices in the international markets, may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

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

In July 2017, former President Ollanta Humala and his wife were detained in connection with a corruption probe and in February 2018, a Peruvian judge submitted a request to extradite former president Alejandro Toledo on allegations of bribery, both in connection with Brazilian construction company Odebrecht S.A. Several high-profile politicians are subject to corruption investigations. Corruption and corruption investigations could directly affect the Peruvian government, divert resources that would otherwise be focused on developing the economy, create political instability, and result in slower or negative economic growth, such as has recently happened in Brazil. In turn, this could impact our ability to successfully implement our growth and expansion strategies.

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

The cement market in Peru is competitive and is currently served mainly by three main groups, which together supply most of the cement consumed in the country, and one additional small producer and some imports. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2019, auto-construcción accounted for approximately 60.3% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all. The current global COVID-19 pandemic will most likely have a significant impact on the Peruvian economy, which may in turn impact the demand for cement, since households will have less disposable income and auto-construcción accounts for over 60% of our sales.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2019, approximately 19.9% of our cement sales were derived from private construction (other than auto-construcción) and 19.8% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. During 2019, we saw a pickup in public spending, after a decline in 2017 due to El Niño phenomenon and the Odebrecht corruption scandal which delayed investments.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan has an approved budget of S/25.7 billion (US$7.6 billion). We cannot assure you that the Peruvian government will continue promoting recent levels of public infrastructure spending in our market, especially considering the current need for funding to fight the COVID-19 outbreak and its subsequent effect in the economy. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal, gas and electricity. In 2019, the cost of energy represented approximately 31.4% of our cement production costs, compared to 31.1% in 2018. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations. In July 2019, we started using gas in our Piura plant. We have a long-term contract with Olympic Peru to provide gas needs for our Piura plant at a set price, which varies periodically over the 18-year period of the contract. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of gas.  See “Item 10. Additional information—D. Material Contracts.”

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo and Piura facilities until 2026. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2022. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

A significant increase in the prices of coal, gas or electricity would increase our costs of production. We may not be able to increase the prices of our cement products in the future if the prices of coal, gas or electricity rises, which would adversely affect our business, financial condition and results of operations

Changes in the cost or availability of admixtures and raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2019, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 4.9% compared to 4.3% in 2018. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2019, approximately 88.4% of our total cement and all of our quicklime was produced at the Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of the Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations. On March 15, 2020, President Vizcarra declared a State of Emergency in Peru due to COVID-19, starting March 16, 2020 originally until March 30, 2020 but then further extended until May 10, 2020. During the state of emergency, the production and commercialization of cement has to be interrupted. We do not know yet the effect this will have on our business, but this, and any prolonged disruption in the operation of these facilities would have a material adverse effect on our business, financial condition and results of operations. Revenues and EBITDA decreased 4.4% and 22.8%, respectively, during the first quarter of 2020, compared to the same period of 2019 because of the halt in operations during the last 15 days of the first quarter of 2020.

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

As of December 31, 2019, 17.1% approximately of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

As of March 31, 2020, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2020, Eduardo Hochschild, directly and indirectly, owned and controlled 50.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), as of that same date Eduardo Hochschild, directly and indirectly, owns and controls 50.01% of the outstanding common shares of Cementos Pacasmayo S.A.A.

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

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million of our, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and we have begun to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, Cementos Pacasmayo consummated the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, Cementos Pacasmayo launched its new brand image and updated its vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, Cementos Pacasmayo implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. This certification and related initiatives reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

●

In November 2018, Cementos Pacasmayo launched an offer to purchase for cash a portion of the US$300 million principal amount international bond outstanding. The offer expired on December 7, 2018 with a total of US$168,388,000, or approximately 56.13% of the total outstanding amount, tendered and repurchased by Cementos Pacasmayo.

On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, two issuances were completed under the program for a total principal amount of S/570 million: One for S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and another for S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase part of our outstanding 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	On September, 2019, we were included on the 2019 Dow Jones MILA Sustainability Index for the first time. This Index is made up of those companies that demonstrate superior performance among their peers based on social, environmental and economic criteria. This achievement comes as a result of our efforts to improve our performance in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Capital Expenditures

We expect to spend over the next five years approximately US$25 million per year on recurring capital expenditures necessary to maintain our plants and equipment. We expect to finance these investments with our current and future cash flows.

The table below sets forth our total capital expenditures incurred during 2019, 2018 and 2017.

	Year ended December 31,
(in millions of S/)	2019	2018	2017
Concrete and aggregates equipment	44.6	50.7	35.0
Piura plant projects	12.3	28.0	17.3
Pacasmayo plant projects	25.0	26.2	15.5
Rioja plant projects	5.2	2.4	2.2
Total	87.1	107.3	70.0

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 62 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2019, our cement shipments were approximately 2.6 million metric tons, representing an estimated 22.2% share of Peru’s total cement shipments. Cement volumes in 2019 increased by 10.6% compared to 2018, the highest growth rate since 2012. The growth was primarily due to increased cement volumes to for public investment connected to reconstruction from El Niño related damages and the self-construction segment, as well as increased concrete sales to medium-sized infrastructure projects and small and medium sized businesses. We believe the construction sector has significant potential to grow with the expected continued expansion of the economy, the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following the impact of El Niño weather conditions in the first four months of 2017.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our new plant in Piura and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashells needs for approximately 73 years, based on our 2019 limestone and seashell consumption levels.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line with 240,000 metric tons of installed annual cement production capacity. We finished construction of our plant in Piura in 2015. This facility has annual production capacity of 1.6 million metric tons of cement. In September 2015, we began cement production, and clinker production began in January 2016.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 286 independent retailers and 413 hardware stores as of December 31, 2019, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2019	2018	2017
Economic data(1):
GDP growth in Peru	2.3%	4.0%	2.7%
Construction sector growth in Peru	1.5%	4.7%	2.2%

Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	4,940	4,940

Installed clinker capacity	2,780	2,780	2,780
Production (thousands metric tons):
Cement production	2,623	2,346	2,286
Clinker production	1,853	1,719	1,642
Utilization rate at Pacasmayo plant(2):
Cement	47.2%	39.8%	39.4%
Clinker	57.6%	55.4%	45.8%
Utilization rate at Rioja plant(2):
Cement	68.4%	62.0%	65.2%
Clinker	82.5%	75.5%	74.6%

Utilization rate at Piura plant(2):
Cement	59.7%	57.4%	53.6%
Clinker	75.8%	67.6%	74.6%

Gross profit (S/ million)	486.9	466.7	487.8
Gross profit margin	35.0%	37.0%	40.0%
EBITDA / Adjusted EBITDA(3) (S/ million)	400.3	371.6	371.5
EBITDA / Adjusted EBITDA margin (3)	28.7%	29.4%	30.5%
Profit (S/ million)	132.0	75.2	80.6
Profit margin	9.5%	6.0%	6.6%

(1)	Source: BCRP.

(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(3)	For all periods other than 2017, EBITDA is presented. For 2017, we present Adjusted EBITDA, which excludes the impairment of brine assets. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

Peruvian Cement Market

Peru has experienced sustained economic growth over the past decade. From 2015 to 2019, GDP grew at a compound annual growth rate, or “CAGR”, of 3.2%. Growth during this period was accompanied by low inflation, which averaged 2.84% per year. In addition, at December 31, 2019, the government had accumulated foreign exchange reserves of approximately US$68.2 billion, and the sovereign long-term debt rating was investment grade from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 21.3% in 2018. According to the Central Bank of Peru, the Peruvian GDP grew at a rate of 2.3% in 2019.

We sell substantially all our cement in the northern region of Peru, which in 2019 accounted for approximately 28.8% of the country’s population and 17.6% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 6.5% of all the cement consumed in the country coming from imports, and approximately 4% coming from a small domestic producer. From 2015 to 2019, total cement consumption in Peru increased 1.5% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2019 sales to the auto-construcción segment accounted for approximately 60.3% of our total sales of cement, private construction projects accounted for 19.9%, and public construction projects accounted for the remaining 19.8%. Approximately 89.0% of our total cement sales in 2019 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years.

Discontinuance of Brine Project

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

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, every year we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2019, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the seventh consecutive year, in recognition of our achievement of corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy. Finally, we were included for the first time as part of the 2019 Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

In 2019, we generated cash flow from operating activities of S/205.1 million (US$61.8 million) and EBITDA of S/400.4 million (US$120.8 million), recorded profit for the year of S/132.0 million (US$39.8 million), and our operating margin and EBITDA margin were 19.4% and 28.7%, respectively. EBITDA for 2019 was 7.7% higher than 2018, mainly due to increased sales volume, partially offset by higher transportation costs because the demand for type V cement increased and its production is centralized in the Pacasmayo plant for the whole region.

This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2019, the northern region accounted for approximately 28.8% of the country’s population and 17.6% of its GDP. From 2015 to 2019, GDP in the northern region grew at a CAGR of 2.3%. During the same period, our cement sales volume grew at a CAGR of 3.1%, above northern region GDP mainly due to increased public spending resulting from the government’s reconstruction plan after El Niño in 2017.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 286 independent retailers and 413 hardware stores as of December 31, 2019, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile

We seek to minimize risk while securing an adequate return on our development projects. In 2015, we completed construction of our new plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura plant was produced and shipped on September 17, 2015. The Piura plant improves our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

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

In 2019 we worked hard to develop new value propositions, that will enable us to offer our clients the best experiences. We designed Journey Maps together with the commercial and Marketing areas wherein we detailed the experience of our various clients to identify our strengths and those aspects that we need to improve. Under this approach, in 2019 we began to develop (and in some cases) to consolidate our digital platforms:

Name of the project	Description

EGIPTO	Digital platform aimed at delivering value to Construction companies. Through this digital application, our clients will be able to check the status of their dispatches, re-schedule them and display the GPS location of their shipments in real time.

MOCHE	Digital platform aimed at delivering value to the hardware stores by managing sales and orders.

BURGOS	Digital consultation channel aimed at giving technical support to Master Builders.

SISPLAN	Digitization of the request, approval and issuance processes for the discount on plans and promotions, negotiation, tenders and sale, giving visibility to our clients and sales force.

RPAs Pilot	Three automated processes were launched for the Credit and Collections, DINO Operations and Distribution areas.

Strong relationship with local communities

Since we began operations 62 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, as of December 31, 2019, Tecsup had graduated over 11,285 students in various technical fields, some of whom currently work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 14 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. Since 2009, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, and in 2019 we were selected as part of the Dow Jones MILA Sustainability Index.

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

Maintain operational efficiencies to control production costs

We intend to sustain operational efficiencies in an effort to control costs and maintain our operating margins. One of our principal initiatives to diversify our sources of energy and to secure supply when possible. In 2018, we signed a long-term contract with Olympic Peru for the supply of gas for our Piura plant. We started using gas in this plant in July 2019. This allows for more stability in our cost structure since the contract has a predetermined price, as well as being more environmentally friendly. See “Item 10. Additional information—D. Material Contracts.”

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products, under 2 brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others. Moreover, in 2018 we launched a new corporate image and future vision, transforming ourselves from a cement producer to a building solutions company. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. In order to provide a portfolio of specialized solutions for our clients, we have developed Pacasmayo Profesional, a business unit focused on the development and commercialization of building solutions. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes.

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

Maintain high environmental, social and governance standards

We are committed to maintaining high environment, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2019, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the seventh consecutive year, in recognition of our achievement corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy. We were included for the first time as part of the 2019 Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2019, cement, concrete and precast accounted for 92.6% of our net sales and quicklime accounted for 2.6%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2019 represented 4.8% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2019	2018	2017
Cement, concrete and precast	2,615	2,364	2,268

Quicklime	66	120	163

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2019	2018	2017
Cement, concrete and precast	1,289.0	1,134.7	1,071.8
Quicklime	36.1	57.6	80.7
Construction supplies(1)	67.2	69.0	66.4
Others	0.4	1.6	1.9
Total	1,392.7	1,262.9	1,220.8

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended cement, which represented 79.8% of the our cement sales in 2019. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 72.8%, below the average value for similar producers globally of approximately 76.0%

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following six types of cement products designed for specific uses:

●	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

●	Type MS/MH/R (called Fortimax3). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration, and is resistant to contact with alkaline reagents.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

●	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

●	Type IL. Type IL cement is a blended Portland limestone cement. These cements are more environmentally friendly than Portland cements and have very similar performance to Portland Type I/II cements.

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

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

●	Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

●	New cement based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

●	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

●	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications

●	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.

●	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.

●	New Jersey Walls: safety barriers used to separate traffic flows

●	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

●	Viaforte Type MH: Cement of moderate heat of special hydration for stabilization of soils and road bases. The cement provides greater workability and less risk of cracking on site, also ensuring greater durability to the structure

●	Bagged Dry Concrete: Pre-dosed mixture of cement, aggregates (Stone and Sand) and additives, that only requires the addition of water indicated on the package and mixing (manual or mechanical) to be used immediately

●	Corner block: Product that complements the structures built with our blocks, giving better functionality to any corner.

●	Beam block: Product that is used to confine the upper part of walls built with our blocks.

●	Concrete driving pipes: precast reinforced concrete pipes that are installed without the need to open pit ditches or dredging of maritime floors. The main use of the driving pipe is to collect seawater (inlet pipe) and to bring brackish water back out to sea (outfall pipe). We are building a 1.5 kilometer long underwater outfall project for the Talara Refinery, where it is necessary to build a water collection system for its fire and cooling system.

●	Sheet piles presented and assembled: concrete piles that can be pre-stressed or reinforced (they are two different types of manufacturing) that sink one alongside the other, forming a containment structure, used as riparian defenses. We are manufacturing 40,000 ml pre-stressed and reinforced sheet piles that will form a coastal defense for the Piura River, ensuring the containment of water during rainy events, reducing the vulnerability of the city to floods.

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

Extraction of raw materials. To produce cement, limestone/seashells are extracted from our quarries. We use explosives to loosen the limestone and deploy bulldozers to remove dirt and the overburden covering the limestone. We crush the limestone in our primary and secondary cone crusher and the resulting limestone is loaded into trucks and hauled to our Pacasmayo or Rioja facilities from the adjacent quarry where it is stored. In the case of Piura, our surface miner drills out our seashell quarry and then it is also loaded into trucks and hauled to the Piura plant.

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

In each of our limestone and seashell concessions, the term of the concession is indefinite, provided we pay an annual concession fee and a penalty fee if we fail to meet required minimum annual production levels. Failure to pay timely pay these fees for two consecutive years will result in forfeiture of our concession. As of the date of this annual report, we have fully paid all applicable fees on our operating concessions.

We extracted from our Acumulación Tembladera quarry approximately 1.9 million metric tons in 2017, 1.9 million metric tons in 2018 and 1.5 million metric tons in 2019 which were used for cement and quicklime production at our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 331,497 metric tons in 2017, 359,529 metric tons in 2018 and 400,520 metric tons in 2019 which were used for cement production at our Rioja plant. We extracted from our Bayovar 4 quarry approximately 40,183 metric tons in 2017, 43,786 metric tons in 2018 and 41,531 metric tons in 2019 which were used for cement production at our Piura facility. We extracted from our Virrilá quarry approximately 866,023 metric tons in 2017, 1.3 million metric tons in 2018 and 1.0 million metric tons in 2019 which were used for cement production at our Piura plant.

We estimate that as of December 31, 2019, our Acumulación Tembladera quarry contains approximately 154 million metric tons of proven and probable limestone reserves with an average grade of 85.7% of calcium carbonate; our Calizas Tioyacu quarry contains approximately 16 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate; our Bayovar 4 quarry contains approximately 4.5 million metric tons of proven seashells reserves with an average grade of 87.2 % of calcium carbonate; and our Virrilá quarry contains approximately 89 million metric tons of proven seashells reserves with an average grade of 90.1% of calcium carbonate. Based on limestone consumption at 2019 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 99 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 40 years. Based on seashells consumption for 2019, we estimate that our seashells reserves at our Bayovar 4 quarry has a remaining life of approximately 108 years and our Virrilá quarry has a remaining life of approximately 57 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera, Calizas Tioyacu, Bayovar 4 and Virrilá quarries, we also own concession rights to various other calcareous material quarries consisting, in total, of approximately 40,767 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report.

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Pituras quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from this quarry approximately 49,618 metric tons in 2017, 44,636 in 2018 and in 2019 there was no extraction of clay.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectares open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the MEM in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 48,215 metric tons in 2017, 42,227 metric tons in 2018 and 57,129 metric tons in 2019

We have not calculated our clay reserves, as we believe there is an abundant supply of clay in our concessions and more broadly in the northern region where we operate.

Sand

For cement production in our Pacasmayo facility, we use sand extracted from our Pituras quarry. We extract approximately 120,000 metric tons of sand per year on average for use at our Pacasmayo facility. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and in 2017 we extracted 22,287 metric tons, in 2018 and 2019 we consumed pozzolanic material from our stock.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998. We did not use pozzolanic materials to produce cement in 2017 or 2018. In 2019 we extracted 1,000 metric tons of pozzolanic from our Fila Larga quarry.

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

Gas

On August 29, 2018, we signed a gas supply agreement with Olympic Peru that entered in force during 2019 for the supply of gas to our Piura plant. The supply agreement of gas is for a term of 18 years to cover most of our energy needs in the mentioned plant. The contract has two phases: 1) a spot phase, during which we pay for the gas we use, and the agreement may be terminated at any time by either party without penalties, and 2) a take or pay phase, during which we are obliged to pay for a minimum amount of gas established as a percentage (varying from 60% to 70% depending on the year) of the maximum amount of gas purchased by us from Olympic Peru during the spot phase, and penalties apply if either party terminates the agreement. The unit prices of the gas are fixed for each year during both phases. We are currently in the spot phase. The take or pay phase will commence, when the following conditions are met by Olympic: (i) the Peruvian government signs a distribution contract of gas with a third-party concessionaire, (ii) Olympic transfers the pipe to such concessionaire, and (iii) commercial conditions to transport the gas between Olympic Peru and such concessionaire are agreed. These conditions are not under our control and we cannot reasonably estimate when they will be met. See “Item 10. Additional information—D. Material Contracts.”

Electricity

As of December 31, 2019, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

We have a long-term electricity supply contract with Electroperú currently valid until 2026. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo and Piura facilities at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

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

In 2019, approximately 89.1% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 10.9% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 413 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2019 were approximately S/7.0 million, or 0.5% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, and Caliza Cemento Inca. The south is principally served by Cementos Yura and Cementos Sur. In 2019, our cement shipments were approximately 2.6 million metric tons, representing an estimated 22.2% share of total cement shipments in Peru.

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

From January 1, 2020, these penalties will be applied for concessions granted in 2009 and thereafter.

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

The Environmental Management Regulations for Manufacturing Industries and internal Trade (Reglamento de Gestión Ambiental para la Industria Manufacturera y Comercio Interno—Supreme Decree No. 017-2015-PRODUCE, or the “Environmental Regulations”), the same that was modified by Supreme Decree No. 006-2019-PRODUCE, set forth different environmental obligations depending on the date of commencement of the subject company’s industrial activities. Thus, companies with industrial cement activities operational at the time these regulations entered into force (September 1997) were obliged to submit an Environmental Adaptation Management Plan (Programa de Adecuación y Manejo Ambiental, or “PAMA”) to the Ministry of Production; while companies with industrial activities starting from that date onwards are obliged to submit either an environmental impact assessment or an environmental impact declaration depending on the level of risk and the impact of their activities on the environment. Furthermore, the Environmental Regulations establish that the Ministry of Production may require a mining closure plan (as an independent environmental assessment) with environmental measures that all companies must comply with before closing their operations to prevent any negative effects on the environment.

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Límites máximos permisibles para emisiones atmosféricas) for cement and/or limestone industries (approved by Supreme Decree No. 001-2020-MINAM) which are currently being implemented by cement companies . In 2017, New environmental quality standards were established on by the Ministry of Environment (through Supreme Decree No. 003-2017-MINAM for air, and Supreme Decree No. 004-2017-MINAM for water). These standards are legally enforceable and all cement industry operations are required to comply with them.

By Directing Council Resolution No. 023-2013-OEFA/CD, of the Organismo de Evaluación y Fiscalización Ambiental (the Environmental Monitoring and Enforcement Agency or “OEFA”), OEFA assumes the functions of monitoring, supervision, control and sanctioning of environmental matters in the Cement Sector of the Manufacturing Industry, of the Industrial Subsector of the Ministry of Production - PRODUCE

Through Directing Council Resolutions No. 004-2018-OEFA/C and 006-2018-OEFA/C, OEFA established sanctions related to failure to comply with environmental permits ranging from 10 UIT (S/43,000) to 30,000 UIT (S/129,000,000), the most serious of which is the development of projects without the approved environmental management permit. Failure to update an environmental impact assessment carries sanctions of up to 6,000 UIT (S/25,800,000), while not complying to commitments included in the environmental impact assessment could carry sanctions of up to 15,000 UIT (S/64,500,000).

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

By Ministerial Resolution Nº 191-2016-MINAM, the “National Plan for the Integral Management of Solid Waste - PLANRES 2016-2024” was approved. It establishes among other things, obligations to managers regarding the management of non-municipal solid waste, as well as the modification of the environmental studies in case it is planned to carry out co-processing. By Legislative Decree No. 1278, the new Comprehensive Solid Waste Management Law, in order to ensure a constant maximization of the efficiency in the use of materials and regulate the management and handling of solid waste, which includes the minimization of waste generation solids at the source, the material and energy recovery of solid waste, and its regulations approved by Supreme Decree No. 014-2017-MINAM

Prior Consultation with Local Indigenous Communities

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

According to the recent practice of the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico), the granting of mining concessions does not qualify as an “administrative measure” that potentially affects the rights of indigenous people because it does not grant per se a right to explore and exploit mineral deposits. Accordingly, the granting of mining concessions has not been included among measures that require consultation procedures with indigenous people. According to Ministerial Resolution No. 003-2013-MEM-DM, the MEM has established that consultation procedures apply prior to the commencement of: (i) exploration activities (Autorización de inicio de actividades de exploración); (ii) exploitation activities (Autorización de inicio o reinicio de las actividades de desarrollo, preparación y explotación - incluye plan de minado y botaderos); and (iii) processing concessions (otorgamiento de concesión de beneficio).

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

Chemical Feedstock

The commercialization, transportation and use of controlled chemical feedstock (Insumos Químicos y Productos Fiscalizados, or “IQPF”) is restricted, because of their potential use in the production of illegal drugs or controlled substances. Companies that require an IQPF must obtain an IQPF User Certificate (Certificado de Usuario de IQPF) from the SUNAT.

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

Labor Regulations

Peruvian legislation allows hiring employees through: (i) a fixed-term contract, (ii) a contract for an indefinite duration, or (iii) a contract for part-time employment.

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

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i)	an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education;

(ii)	two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, as of the date of this report, said payments were not subject to any social contribution, except for Income Tax; consequently, employers pay directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid);

(iii)	thirty calendar days of annual paid vacation per year;

(iv)	life insurance;

(v)	a compensation for years of service (CTS) equal to one monthly salary is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer;

(vi)	benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees’ income; and

(vii)	a percentage of the company’s annual income net of taxes (10% in the case of income derived from industrial cement operations, and 8% in the case of income derived from our mining or commercial activities), provided the company has twenty or more employees.

Free and Fair Competition Protection

In Peru, businesses are generally not required to receive the prior authorization of the antitrust authority, which in Peru is INDECOPI. However, in order to promote economic efficiency and protect consumers, anti-competitive behavior is subject to sanctions under applicable law. Behavior that is prohibited according to national law includes. (i) the abuse of a dominant market position, (ii) concerted horizontal practices and (iii) concerted vertical practices. Moreover, under the Unfair Competition Law it is illegal to act in a way that may hinder the competitive process. An unfair behavior is one that is objectively contrary to the entrepreneurial good faith, ethical behavior and efficiency in a market economy.

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

C. Organizational Structure

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, relevant operating subsidiaries only, as of the date of this annual report.

The following is a brief description of the principal activities of our consolidated subsidiaries.

●	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds all of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

●	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

Our other non-material subsidiaries include:

●	Calizas del Norte S.A.C. (in liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

●	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

●	Salmueras Sudamericanas S.A. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 to our annual audited consolidated financial statements included in this annual report. As of December 31, 2017, Quimpac S.A. held a participation of 25.1% of the common shares of this entity. As of December 31, 2018 and during 2019, Quimpac held no common shares of this entity.

D.	Property, Plant and Equipment

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

Area of Operation

We own and operate three cement production facilities. Our largest facility is located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. The second facility is located in the city of Piura, department of Piura, approximately 330 kilometers north of Pacasmayo. This facility started cement production in September 2015. We also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From the Pacasmayo and Piura facilities we supply cement principally to the coastal and highland regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba, Tarapoto, Loreto, among others among others.

Pacasmayo Facility

As of December 31, 2019, our Pacasmayo facility had 10 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million metric tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2019, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Piura Facility

Annual installed production capacity of our Piura plant is 1.6 million metric tons of cement and 1 million metric tons of clinker.

Our Piura plant operates with a horizontal kiln with installed clinker production capacity of 1 million metric tons per year, as well as a cement mill with installed cement production capacity of 1.6 million metric tons per year. Our Piura plant also has two storage silos with storage capacity of 240,000 metric tons of cement.

Rioja Facility

Annual installed production capacity of our Rioja plant is 440,000 metric tons of cement and 280,000 metric tons of clinker.

Our Rioja facility currently operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 280,000 metric tons and three cement finishing mills with total annual installed cement production capacity of 440,000 metric tons. Our Rioja plant is also equipped with silos with storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have 25 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Tarapoto, Chachapoyas, Iquitos among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2019, our ready-mix operations had 171 mixer trucks and 30 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2019			2018			2017
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,368	47.2%	2,900	1,155	39.8%	2,900	1,141	39.4%
Piura facility	1,600	954	59.7%	1,600	918	57.4%	1,600	858	53.6%
Rioja facility	440	301	68.4%	440	273	62.0%	440	287	65.2%
Total	4,940	2,623	53.1%	4,940	2,286	47.5%	4,940	2,286	46.8%
Clinker:
Pacasmayo facility	1,500	864	57.6%	1,500	831	55.4%	1,500	687	45.8%
Piura facility	1,000	758	75.8%	1,000	676	67.6%	1,000	746	74.6%
Rioja facility	280	231	82.5%	280	211	75.5%	280	209	74.6%
Total	2,780	1,853	66.6%	2,780	1,642	61.8%	2,780	1,642	59.0%
Quicklime(2):
Pacasmayo facility	240	74	30.7%	240	105	43.9%	240	168	70.1%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(2)	Our Rioja plant does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

In 2019, we were included as part of the 2019 Dow Jones MILA Sustainability Index for the first time. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

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

Tecsup. Tecsup is a leading not-for-profit institute in Peru that provides technical education. It was founded by the family of our controlling shareholder, and we support it by providing scholarships to promising students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 11,285 students in various technical fields, some of whom currently work for us and our affiliated companies.

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2019, this program benefited over 1500 stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2019 benefited 250 stakeholders.

Mi Escuela, mi comunidad (My School, My Community.) We have developed this project for a second year in partnership with the Instituto Peruano de Acción Empresarial – IPAE (Peruvian Institute of Business Action). Educational institutions from the Pacasmayo, Rioja and Tembladera communities participated in this project with the purpose of strengthening the management capacities of school leaders in order to mobilize resources for the education of students. In 2019, this program benefited over 11,147 students and teachers.

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

Supply Chain

Key Performance Metrics (“KPIs”)

The following table summarizes the five supply chain KPIs that we monitor. The 2020 targets have been redefined after taking into account the impact of COVID-19.

KPIs	KPI Name		Target Year	Target
KPI 1	1.	% Local Suppliers vs. Imported Suppliers Indicator that shows the percentage of purchases made from local suppliers versus the total purchases from foreign suppliers over the total purchase made in the year under analysis. In 2019, a target of 93% was achieved in this KPI. However, due to the impact of COVID-19 the proposed target for 2020 has been redefined.	2020	90%

KPI 2	2.	% Homologated Suppliers / Total Suppliers Indicator that shows the percentage of homologated suppliers over the total of purchase during the year of analysis.	2020	45%

KPI 3	3.	% of Suppliers Strategic Partners Hired Under Sustainability Terms / Total Suppliers (Expressed in Purchase Value of the Company) Indicators that show the percentage of a supplier’s strategic partner that include sustainability issues in their practices over the total purchase during the year under analysis.	2020	10%

KPI 4	4.	% of Suppliers Trained in Sustainability Matters (expressed in Purchase Value of the Company) Indicator that shows the percentage of suppliers trained in sustainability matters. During 2019, we achieved a compliance target of this KPI of 35%. The target of this KPI for 2020 has been redefined.	2020	33%

KPI 5	5.	% Suppliers With Contractual Clauses Indicator that shows the percentage of suppliers whose contracts contain sustainability clauses during the year under analysis.	2020	10%

Supply Chain Risk Assessment and Action Plans

Our critical suppliers include suppliers classified as “strategic partner suppliers”. These 30 strategic partner suppliers represent the 43.73% of the net value of our annual purchases, or more than S/ 332 million annually for 2019 and with 18,523 annual orders. These suppliers are classified into seven purchasing groups:

●	Raw material: very important suppliers in economic terms due to the high cost of raw materials, as well as the operation in supply and the impact of a shortage thereof.

●	Primary transportation: limestone, seashell, coal, waste and pozzolana transportation suppliers, very important due the high cost of transport and the large volumes required, as well as the operation in supply due to the impact of a shortage thereof.

●	Spare parts and direct suppliers: suppliers that provides the spare parts and direct supplies that are used by cement, concrete and precast (DINO) plants.

●	Operational services: suppliers that provide limestone and seashell quarrying services, corrective and preventive maintenance services for production plants, industrial cleaning services, import services, consolidation, storage and transportation. These suppliers are very important due for the high cost of services in maintenance costs, for the large volumes required for the exploitation of raw material (clinker production) and for the operability and quality of the service. They have a high impact on costs.

●	Support services: suppliers that perform quarry operation services. Their importance lies in the high cost of services and the large volumes of raw material exploitation, as well as the operability and quality service. They can significantly impact our costs due to a lack of resources, a poor provision of service and the shortage of service.

●	Water / energy: Suppliers with a direct impact on the manufacturing costs of our products and on the continuity of operations.

●	Assets and equipment: suppliers of assets and equipment (Mixers); they ensure the operations of Concrete (DINO) and have a direct impact on the cost of Concrete sales.

As part of our management processes, we carry out sustainability risk assessments at 100% of our strategic partner suppliers, taking into account the variables of term, costs, quality, ethics, and reputation, after-sales service and type of market in which operates our suppliers good and services. This assessment allows us to identify those suppliers with high, medium and low sustainability risk.

From the total evaluated suppliers, a 10% have high sustainability risk, 40% have medium risk and 50% have a low sustainability risk. This evaluation has allowed us to establish mitigation plans for each supplier according to their purchase group:

●	We have established contracts with supply clauses and direct supervision of companies in our operations.

●	We have established the comprehensive management of strategic contracts (by our contract administration area) due to their importance to the continuity of our operations and their participation in the value chain.

●	We have reinforced our monitoring and control system in order to reduce the risks relating to provision and supply, as well as transparency and corruption risks.

●	We have a stock of raw material for safety in plants, we carry out quality reports by external entities to the raw material purchased, we develop new sources of slag and develop modifications of blending slag vs local pozzolana.

●	In relation to operational service suppliers, we carry out social impact measurements through our community relations area, we monitor the human factor and compliance in matters related to occupational health and safety, and we have safety inventory in plants.

●	In relation to suppliers of energy and water, we carry out operational management of rate control in a coordinated manner between our management control and operational areas, validating costs and rates as well as consumption.

●	In relation to suppliers of assets and equipment, we perform quarterly fleet sizing review, maintenance compliance review and equipment performance review with the operating area, and we carry out periodic tenders for the annual purchase of units.

●	In addition to the detailed measures described above, , our risk management processes include the periodic review of our suppliers for the purchase of goods and services, using the world check tool, managed by the corporate purchasing area. This analysis allows us to strengthen the monitoring and control system of our operations in order to increase transparency and reduce the risk of corruption.

Integration of Environmental Social and Governance Issues in Supply Chain Management

As part of our sustainability strategy by 2030, we have ESG commitments and targets associated with supply chain management. We have established ESG criteria that guide our supplier contracting decisions, in addition to other criteria such as quality, deadlines, price and delivery time. The ESG criteria are included in the approval evaluation that we carry out on our suppliers and we encourage their management. We have established KPIs that allow us to secure our ESG targets:

●	% of approved suppliers / total suppliers

●	% of suppliers trained in sustainability criteria.

●	% of suppliers strategic partners hired based on sustainability criteria/total suppliers

We evaluate all of our strategic partner suppliers based on the foregoing. We are convinced that ESG criteria allow us to mitigate our risks by ensuring a more sustainable supply chain.

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

Therefore, Pacasmayo has processes and systems that analyze and evaluate the management of the its business units, encouraging continuous improvement. Our management control systems include:

●	Mapping of new emerging risks and definition of impact, probability and design of controls;

●	Periodic review of current risks and update of Impact Probability and Controls information;

●	Quantification and effect of risk on EBITDA;

●	Evaluation of external factors; and

●	Periodic review of policies, procedures, regular internal audits and employee training.

Risk Management Process

The following are highlights of our risk management process.

●	The Risks are mapped considering the impact on profit, revenues, resources, employees, communities where we operate and our suppliers.

●	An integrated risk management system and tools are used to collect information collaboratively with the functional areas and external sources of the company.

●	These processes include the evaluation of risks related to the areas of commercial, operational, environmental and health and safety.

●	The development of a risk management culture throughout the company in a decentralized manner, integrating the processes to the mapping of risks and the identification and mitigation of risks from the strategic level to the operational level.

●	The foregoing is reinforced with training for employees and suppliers and communication plans for the entire company.

Risk Management Organization

Managers responsible for risk metrics	Risks committee	Audit Committee
● Those responsible for the evaluation, management and prevention of the risk metrices of each area. ● Risk management coordinates with them for the development and monitoring of these metrices.

●  It is the group created to establish and implement risk management at the corporate level.

●  It is made up by the CEO, the VPs and the Risks Manager

●  the Risks Committee reports to the Audit Committee

●  Made up by 3 independent board members, reports directly to the Board

●  The participants are the external auditors, the internal auditor, the compliance officer, the CFO and the Risk Manager

●  Evaluates improvement opportunities and plans for the risk metrices.

Due to the outbreak of COVID-19, we have activated three plans that are key to the continuity of our business:

●	Incident response plan – focused on the immediate response. It includes employee safety and asset protection in each location.

●	Crisis management plan – focus on leadership and the response to manage business impact, including communication with stakeholders.

●	Business recovery plan – Focus on the actions and knowledge needed to recover operations and maintain uninterrupted service.

Based on these plans, we have prepared a restart protocol for the restart of operations that include new safety measures and measures for the protection of health, and we have updated all of our protocols relating to health and safety to include measures needed to stop the spread of COVID-19.

Emerging risks

Emerging risks are those that have an impact in the long-term. The risks considered here include all recently identified risks that could have a long-term impact on the company’s business or industry, although in some cases they may have already begun to impact the company’s business.

Risk Description	Potential Impact	Mitigation actions	Evidence of mitigation actions
Economic and reputational impact as a consequence of the halt of operations as a result of the contagion of personnel in operating units with the COVID-19 pandemic	- Halt of operations - Reputational impact - employees impacted

✓ Implementation of home office in administrative team: Attention to infrastructure requirements by the IT team and enabling remote teams

✓ Collaboration

monitoring and control platform: Implementation of online platform via monitoring, support and control application for all employees

✓ Development of security protocols:

Restart of operations in plants: Transfer to operating units, Entrance to plants. Displacement inside unit. operations, use of locker rooms, use of dining rooms, cleaning of common areas, work in operations, operation of heavy machinery and training

✓ Restart of logistics reception Operations

✓ Restart of Product Dispatch operations

✓ Use of residences

✓ Restart of operations warehouses and Dino experts

✓ Restart of operations warehouses, raw material

✓ Restart of operations, transportation of seashell, limestone and pozzolana

✓ Restart of operations, customer service

✓Accessory control measures:

✓Supply security implements to all employees: Delivery for use in operation of prevention implements (gloves, lenses and masks)

✓ Presentation of the Audit Committee in April 2020

✓ Protocol to restart operations after halt due to COVID-19 was sent to Ministry of Production on April 6, 2020 and an internal communication was sent to the entire company on April 8, 2020

✓ Cement stock in silos to dispatch immediately once the operations restart

✓ Delivery of food and hygiene kits to employees and contractors (to be delivered when work is restarted and will be published later)

Loss of information and interruption due to attacks on our information systems and due to failures in the systems that support business processes and guarantee its continuity	- Loss of company information - Filtering of confidential information - Halt of Operations	✓ Firewall systems ✓ IBM external servers ✓ Constant antivirus updates ✓ Initiatives - social hacking ✓ Temporary energy backup systems Cyber Risk Policy (under development).	✓ Presentation of the Audit Committee April 2020 ✓ IT area risk matrix

Contributions, Payments and fees

Set forth below are our contributions, payments and fees to organizations to which we belong:

Organization	Total Contributions, Payments and Fees Made During 2019 in S/
Producers Association	943,008.93
Stock Market Superintendence	577,963.02
Lima Stock Exchange	558,495.78
Peruvian Institute of Business Action	384,903.00
NYSE	226,508.00
Global Cement & Concrete Association	105,470.61
Others	205,183.01
Total contributions, payments and fees	3,001,532.35

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 62 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2019, our cement sales volume were approximately 2.6 million metric tons, representing an estimated 22.2% share of Peru’s total cement sales that year. That same year, we also sold approximately 66 thousand metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/seashells and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashell needs for approximately 73 years, based on our 2019 limestone/seashell consumption levels. We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that added 240,000 metric tons of installed annual cement production capacity. In 2015, we completed construction of our cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015, and clinker production started in January 2016. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant in Piura is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

Factors Affecting our Results of Operations

Revenue Drivers

In 2019, approximately 89.1% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 10.9% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

Based on our estimates, sales to the auto-construcción segment accounted for approximately 60.3% of our total cement sales in 2019, 58.7% in 2018, 62.2% in 2017; private construction projects, both large and small, accounted for approximately 19.9% of our total cement sales in 2019, 24.4% in 2018, 23.9% in 2017; and public construction projects accounted for the remaining 19.8% of our total cement sales in 2019, 16.9% in 2018 and 13.9% in 2017. While auto-construcción continues to represent the majority of our sales, as the Peruvian economy continues to grow and formalize, private construction projects and infrastructure should become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown 3.2% in 2019, 4.7% in 2018 and 1.2% in 2017. Our cement volumes, which represented most of the cement sales in the northern region of Peru, grew 10.6% in 2019, 4.3% in 2018 and contracted by 0.8% in 2017, in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2019, we saw a more significant pick up in public spending, from reconstruction related spending.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 10.6% of our costs of production in 2019, 13.1% in 2018 and 13.1% in 2017. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal sourced by third-party producers.

During July 2019 we started using gas in our Piura facility to fuel our kiln. We have a long-term gas supply agreement with Olympic Peru which expires by its terms in 2037, unless earlier terminated by the parties. Gas accounted for an estimated 3.5% of our costs of production in 2019, since we only started using gas in July.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2026. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2022. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 14.9% of cour cost of production in 2019, 14.8% in 2018 and 13.4% in 2017. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 4.7% of our cost of production in 2019, 4.3% in 2018 and 5.1% in 2017.

Personnel expenses represented 18.9% of our total costs and expenses in 2019, 18.8% in 2018 and 19.5% in 2017.

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

Mining Royalty Tax

The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Mining Royalty Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. For additional information, see note 28 to our annual audited consolidated financial statements included in this annual report.

Operating Segments

We have three operating segments: (i) cement, concrete and precast, (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 31 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2019, see note 2.3.19 and 4 to our annual audited consolidated financial statements included in this annual report.

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

Impairment of Non-Financial Assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, (goodwill and Intangible assets with indefinite useful lives), we estimate the asset’s recoverable amount. An asset’s recoverable value is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate net cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset’s cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

As of December 31, 2019 and 2018, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000, See note 1.1 to our annual audited consolidated financial statements included in this annual report. We have assessed the recoverable amount of our goodwill and has determined that there are no indicators of an impairment loss of this asset as of December 31, 2018 and 2019.

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

For the purpose of hedge accounting, hedges are classified as follows:

●	“Fair value hedges” are those that hedge the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

●	“Cash flow hedges” are those that hedge the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

●	“Hedges of a net investment in a foreign operation.”

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

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

●	There is ‘an economic relationship’ between the hedged item and the hedging instrument;

●	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

●	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges.

Cash flow hedges

Any gains or losses arising from changes in the fair value of derivatives is taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (OCI) and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

If the cash flow hedge is discontinued, the amount accumulated in other comprehensive income must remain in other comprehensive income accumulated if the covered cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the covered cash flows are given, any amount that remains in other comprehensive accumulated results must be recorded considering the nature of the underlying transaction.

Results of Operations

Comparison of Year Ended December 31, 2019 to Year Ended December 31, 2018

	Year ended December 31,
(amounts in millions of S/)	2019	2018	Variation %
Sales of goods	1,392.7	1,262.9	10.3
Cost of sales	(905.8)	(796.2)	13.8
Gross profit	486.9	466.7	4.3
Operating income (expense):
Administrative expenses	(174.5)	(172.1)	(1.4)
Selling and distribution expenses	(44.5)	(44.1)	(0.9)
Other operating income (expense), net	2.6	(8.7)	N/R
Total operating income (expense), net	(216.4)	(224.9)	(3.8)
Operating profit	270.5	241.8	11.9
Other income (expense):
Finance income	2.6	2.4	13.0
Finance costs	(77.9)	(87.3)	(10.8)
Loss (gain) on the valuation of trading derivative financial instruments	(1.5)	2.6	(10.8)
Cumulative net loss on settlement of derivative financial instruments	—	(34.9)	N/R
Loss from exchange difference, net	(0.6)	(8.4)	N/R
Total other expenses, net	(76.2)	(125.7)	(39.4)
Profit before income tax	194.4	116.1	67.4
Income tax expense	(62.3)	(41.0)	52.0
Profit for the year	132.0	75.1	75.8

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment and as a percentage of total sales for 2018 and 2017:

	Year ended December 31,
(amounts in millions of S/)	2019	%	2018	%
Cement, concrete and precast	1,289.0	92.6	1,134.7	89.8
Quicklime	36.1	2.6	57.6	4.6
Construction supplies	67.2	4.8	69.0	5.5
Other	0.4	—	1.7	0.1
Total sales of goods	1,392.7	100.0	1,262.9	100.0

Our total sales of goods increased by 10.3%, or S/129.8 million, to S/1,392.7 million in 2019 from S/1,262.9 million in 2018. This increase was primarily due to the following factors:

●	a 13.6%, or S/154.3 million, increase in 2019 in sales of cement, concrete and precast mainly due to increased sales of concrete to small and medium sized private projects and the public sector, as well as increased sales of cement to auto-construcción and the public sector for reconstruction related projects;

●	offset in part by a 37.3%, or S/ 21.5 million, decrease in 2019 in the sales of quicklime, mainly due to a decrease in sales of refined quicklime; and

●	a 2.6%, or S/1.8 million, decrease in 2019 in the sale of construction supplies, mainly due to lower sales of steel bars.

The following table sets forth the composition of our sales of cement, concrete and precast for 2019 and 2018:

	Year ended December 31,
	2019	2018	Variation
	(in millions of S/)%
Cement	1,065.5	975.6	9.2
Concrete and pavement	197.7	136.7	44.6
Precast	25.8	22.4	15.2
Total	1,289.0	1,134.7	13.6

Our total sales of cement, concrete and precast increased by 13.6%, or S/154.3 million, to S/ 1,289 million in 2019 from S/1,134.7 million in 2018. This was primarily due to the following factors:

●	sales of cement increased by 9.2%, or S/89.9 million in 2019 due to a 8.3% increase in volume of cement sold, and a 0.9% increase in the average sales price;

●	sales of concrete and pavement increased by 44.6%, or S/61.3 million, in 2019, due to an 40.1% increase in volume and 4.5% increase in the average price of concrete and pavement; and

●	sales of precast increased by 15.2%, or S/3.4 million, in 2019, due to a 23.1% increase in price, partially offset by a 7.9% decrease in volume.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2019 and 2018:

	Year ended December 31,
	2019		2018
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	808.6	89.3	675.2	84.8
Quicklime	32.5	3.6	52.3	6.6
Construction supplies	64.4	7.1	67.2	8.4
Other	0.3	—	1.4	0.2
Total	905.8	100.0	796.2	100.0

Our total cost of sales in 2019 increased by 13.8%, or S/109.6 million, to S/905.8 million, from S/796.2 million in 2018, primarily due to the following factors:

●	a 19.8%, or S/133.4 million, increase in the cost of sales of cement, concrete and precast in 2019, due primarily to an increase in sales volume, as well as increased production costs for cement, and increased sales of concrete to small and medium-sized companies;

●	offset by a 37.9%, or S/194.8 million, decrease in 2019 in the cost of sales of quicklime, due primarily to lower sales volume; and

●	a 4.2%, or S/2.8 million, decrease in 2019 in the cost of sales of construction supplies, in line with the decrease in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and precast for 2019 and 2018:

	Year ended December 31,
	2019	2018	Variation
	(in millions of S/)%
Cement	624.1	535.0	16.7
Concrete and pavement	162.3	117.3	38.4
Precast	22.2	22.9	(3.5)
Total	808.6	675.2	19.8

Our cost of sales represented 65.0% of our sales in 2019, compared to 63.0% in 2018. Our total cost of sales of cement, concrete and precast increased by 19.8%, or S/133.4 million, in 2019, primarily due to the following factors:

●	cost of sales of cement increased by 16.7%, or S/89.1 million, in 2019, mainly due to a 8.3% increase in cement sales volume and a 8.4% increase in production cost due to higher transportation costs for the production of type V cement centralized at the Pacasmayo plant.

●	a 38.4%, or S/45.1 million increase in the cost of sales of concrete and pavement in 2019, due to an 40.2% increase in volume sold, offset by a 1.8% decrease in production costs, mainly due to dilution of fixed costs.

●	Offset by a 3.5% or S/0.8 million decrease in the cost of sales of precast during 2019, mainly due a 7.9% increase in sales volume, offset by an 11.4% increase in production costs mainly due to higher costs from more specialized products, which also have a higher margin.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2019 and 2018:

	Year ended December 31,
	2019		2018
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	480.4	37.3	459.5	40.5
Quicklime	3.6	10.0	5.3	9.2
Construction supplies	2.8	4.2	1.8	2.6
Other	0.1	25.0	0.1	6.3
Total gross profit	486.9	35.0	466.7	37.0

Total gross profit increased by 4.3%, or S/20.2 million, to S/486.9 million in 2019, from S/466.7 million in 2018, mainly due to higher sales. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2019 was 35.0% compared to 37.0% for 2018.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and precast segment for 2019 and 2018:

	Year ended December 31,
	2019		2018
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	441.4	41.4	440.6	45.2	(3.6)
Concrete and pavement	35.3	17.9	19.4	14.2	3.6
Precast	3.7	14.7	(0.5)	(2.2)	16.9
Total gross profit	480.5	37.3	458.9	40.5	(3.2)

Gross profit margin for cement, concrete and precast decreased by 3.2 percentage points in 2019 compared to 2018. This was mainly due to a decrease of 3.6 percentage points in cement margin due to higher transportation costs, from the transfer of clinker from Piura to Pacasmayo for the production of type V cement, as well as increased production costs during the first half of the year due to the use of imported clinker in Pacasmayo during maintenance of the kiln. This was partially offset by the increase gross margin of concrete, mainly due to higher dilution of fixed costs as a result of higher sales, and precast, mainly due to sale of higher margin products.

Operating expense

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2019, our operating expenses decreased by S/8.5 million to S/ 216.4 million from S/224.9 million in 2018, by the provision expense of a tax receivable to the Peruvian tax authority in 2018, as well as expenses related to reconstruction of public road network destroyed by the Coastal El Niño in 2018.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2019 and 2018:

	Year ended December 31,
(in millions of S/)	2019	2018
Personnel expenses	84.4	84.7
Third-party services	53.0	51.5
Board of directors compensation	6.7	6.8
Depreciation and amortization	14.6	12.0
Taxes	5.0	4.8
Others	10.8	12.3
Total	174.5	172.1

Our administrative expenses increased slightly by 1.4%, or S/2.4 million, to S/174.5 million in 2019 from S/172.1 million in 2018. Personnel expenses remained in line with 2018 and third party services increased by S/1.5 million in 2019 mainly due to an increase in consultancy services compared to 2018.

Administrative expenses related to the cement, concrete and precast segment accounted for approximately 95.0% of total administrative expenses for 2019 compared to approximately 96.5% for 2018. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 1.0%, 2.0% and 2.0%, respectively, of total administrative expenses for 2019 compared to approximately 1.3%, 0.3% and 1.9% respectively, for 2018.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2019 and 2018:

	Year ended December 31,
(in millions of S/)	2019	2018
Personnel expenses	26.8	21.7
Advertising and promotion expenses	7.0	13.1
Third-party services	4.9	4.8
Expected credit losses for trade receivables	1.5	0.7
Other	4.3	3.8
Total	44.5	44.1

Our total selling and distribution expenses remained relatively flat, increasing by only 0.9%, or S/0.4 million, to S/44.5 million in 2019 from S/44.1 million in 2018. ,

Selling and distribution expenses related to the cement, concrete and precast segment represented approximately 95.0% of total selling and distribution expenses for 2019, compared to 97.5% for 2018. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 1.0%, 2.0%, and 2.0% respectively, of total selling and distribution expenses for 2019, compared to 0%, 2.4% and 0.1%, respectively, for 2018.

Other Operating Income (Expense), Net

Our other operating income (expense), net increased S/11.3 million, to an income of S/ 2.6 million, from an expense of S/ 8.7 million, mainly due to expenses related to a non-cash effect generated by the provision expense of a tax receivable to the Peruvian tax authority in 2018, as well as expenses related to reconstruction of public road network destroyed by the Coastal El Niño in 2018.

Income Tax Expense

Our income tax expense increased by 52.0%, or S/21.3 million, to S/62.3 million for 2019 from S/41.0 million for 2018, mainly due to an increase in profit before income tax. Our effective tax rate for 2019 was 32.1%, 35.3% for 2018 and 36.6% for 2017.

Profit

As a result of the foregoing, our profit for 2019 increased by 75.8%, or S/56.9 million, from S/75.1 million for 2018 to S/132.0 million for 2019, mainly due increased sales, as well as to two non-cash effects in 2018: the provision of a tax receivable to the Peruvian tax authority, and the accounting effects of the purchase of part of the international bonds.

Results of Operations

Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

	Year ended December 31,
(amounts in millions of S/)	2018	2017	Variation %
Sales of goods	1,262.9	1,220.8	3.4
Cost of sales	(796.2)	(733.0)	(8.6)
Gross profit	466.7	487.8	(4.3)
Operating income (expense):
Administrative expenses	172.1	(195.6)	(12.0)
Selling and distribution expenses	(44.1)	(41.7)	5.8
Impairment on brine project	-	(47.6)	N/R
Other operating income (expense), net	(8.7)	(4.3)	N/R
Total operating income (expense), net	(224.9)	(289.2)	(22.2)
Operating profit	241.8	198.6	21.8
Other income (expense):
Finance income	2.3	5.8	(60.3)
Finance costs	(87.3)	(73.8)	(18.3)
Gain on the valuation of trading derivative financial instruments	2.6	-	N/R
Cumulative net loss on settlement of derivative financial instruments	(34.9)	-	N/R
Loss from exchange difference, net	(8.4)	(2.2)	281.8
Total other expenses, net	(125.7)	(70.2)	(79.1)
Profit before income tax	116.1	128.4	(9.6)
Income tax expense	(41.0)	(47.0)	(12.8)
Profit for the year from continuing operations	75.1	81.4	(7.7)
Loss for the year from discontinued operations	-	(0.8)	N/R
Profit for the year	75.1	80.6	(6.8)

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	1,134.7	89.8	1,071.8	87.8
Quicklime	57.6	4.6	80.7	6.6
Construction supplies	69.0	5.5	66.4	5.4
Other	1.6	0.1	1.9	0.2
Total sales of goods	1,262.9	100.0	1,220.8	100.0

Our total sales of goods increased by 3.4%, or S/42.1 million, to S/1,262.9 million in 2018 from S/1,220.8 million in 2017. This increase was primarily due to the following factors:

●	a 5.9%, or S/62.9 million, increase in 2018 in sales of cement, concrete and precast mainly due to increased sales of concrete to small and medium sized projects and the public sector, as well as increased sales of cement to auto-construction and the public sector;

●	offset in part by a 28.6%, or S/ 23.1 million, decrease in 2018 in the sales of quicklime, mainly due to a decrease in sales of refined quicklime; and

●	a 3.98%, or S/2.6 million, increase in 2018 in the sale of construction supplies, mainly due to spending by the self-construction segment as families were rebuilding their homes after coastal El Niño.

The following table sets forth the composition of our sales of cement, concrete and precast for 2018 and 2017:

	Year ended December 31,
	2018	2017	Variation
	(in millions of S/)%
Cement	975.6	944.1	3.3
Concrete and pavement	136.7	110.2	24.0
Precast	22.4	17.5	28.0

Total	1,134.7	1,071.8	5.9

Our total sales of cement, concrete and precast increased by 5.9%, or S/62.9 million, to S/ 1,134.7 million in 2018 from S/1,071.8 million in 2017. This tab was primarily due to the following factors:

●	sales of cement increased by 3.3%, or S/31.5 million in 2018 due to a 3.8% increase in volume of cement sold, offset by a 0.5% decrease in the average sales price;

●	sales of concrete and pavement increased by 24.0%, or S/26.5 million, in 2018, due to an 18.0% increase in volume and 6.0% increase in the average price of concrete and pavement; and

●	sales of precast increased by 28.0%, or S/4.9 million, in 2018, due to a 25.5% increase in volume and a 2.5% increase in price, mainly due to a change in strategy which seeks to expand our client base and our portfolio of products including heavy precast products.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	675.2	84.8	599.7	81.8
Quicklime	52.3	6.6	67.0	9.2
Construction supplies	67.2	8.4	64.6	8.8
Other	1.5	0.2	1.7	0.2
Total	796.2	100.0	733.0	100.0

Our total cost of sales in 2018 increased by 8.6%, or S/63.2 million, to S/796.2 million, from S/733.0 million in 2017, primarily due to the following factors:

●	a 12.6%, or S/75.5 million, increase in the cost of sales of cement, concrete and precast in 2018, due primarily to an increase in sales volume, as well as increased production costs for cement, and increased sales of concrete to small and medium-sized companies which results in higher logistics costs;

●	offset by a 21.9%, or S/14.7 million, decrease in 2018 in the cost of sales of quicklime, due primarily to lower sales volume; and

●	a 4.0%, or S/2.6 million, increase in 2018 in the cost of sales of construction supplies, in line with the increase in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and precast for 2018 and 2017:

	Year ended December 31,
	2018	2017	Variation
	(in millions of S/)%
Cement	535.0	496.3	7.8
Concrete and pavement	117.3	88.0	33.3
Precast	22.9	15.4	48.7
Total	675.2	599.7	12.6

Our cost of sales represented 63.0% of our sales in 2018, compared to 60.0% in 2017. Our total cost of sales of cement, concrete and precast increased by 12.6%, or S/75.5 million, in 2018, primarily due to the following factors:

●	cost of sales of cement increased by 7.8%, or S/38.7 million, in 2018, mainly due to a 3.8% increase in cement sales volume and a 4.0% increase in production cost in the aftermath of El Niño related damages which affected our ability to source raw materials during the first months of the year, as well as an increase in the price of coal;

●	a 33.3%, or S/29.3 million increase in the cost of sales of concrete and pavement in 2018, due to an 18.0% increase in volume sold as well as a 15.3% increase in production costs. Since large infrastructure projects have been delayed in the North, the Company has actively sought to fill this gap with demand from other small and medium-sized projects. This allows us to utilize more of our installed capacity, but at the same time generates an additional logistics costs since we need to deliver to more clients; and

●	a 48.7%, or S/7.5 million increase in the cost of sales of precast during 2018, mainly due a 25.5% increase in sales volume and a 23.2% increase in production costs mainly due to higher costs from initial investment required for new heavy precast products. As this business unit grows and matures, we should see margin improvement.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	459.5	40.5	472.1	44.0
Quicklime	5.3	9.2	13.7	17.0
Construction supplies	1.8	2.6	1.8	2.7
Other	0.1	6.3	0.2	10.5
Total gross profit	466.7	37.0	487.8	40.0

Total gross profit decreased by 4.3%, or S/21.1 million, to S/466.7 million in 2018, from S/487.8 million in 2017, mainly because of, higher raw material costs of cement and quicklime and higher sales to small and medium sized concrete companies, which generate higher logistics costs. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2018 was 37.0% compared to 40.0% for 2017.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and precast segment for 2018 and 2017:

	Year ended December 31,
	2018		2017
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	440.6	45.2	447.8	47.4	(1.6)
Concrete and pavement	19.4	14.2	22.2	20.1	(12.6)
Precast	(0.5)	(2.2)	2.1	12.0	N/R
Total gross profit	459.5	40.5	472.1	44.0	(2.7)

Gross profit margin for cement, concrete and precast decreased by 2.7 percentage points in 2018 compared to 2017. This was mainly due to a decrease of 1.6 percentage points in cement margin due to higher raw materials costs, a decrease of 12.6 percentage points in concrete and pavement margin due to higher sales to small- and medium-sized companies which generated a higher logistics costs, and a decrease in the precast margin mainly due to higher costs from initial investment required for new heavy precast products.

Operating expense

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2018, our operating expenses decreased by S/64.3 million to S/ 224.9 million from S/289.2 million in 2017, mainly due to the impairment of our brine assets during 2017, as well as operating efficiencies derived from lower administrative expenses.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2018 and 2017:

	Year ended December 31,
(in millions of S/)	2018	2017
Personnel expenses	84.7	94.4
Third-party services	51.5	65.4
Board of directors compensation	6.8	6.5
Depreciation and amortization	12.0	14.9
Taxes	4.8	3.8
Consumption of supplies	1.8	2.7
Donations	9.9	7.3
Others	0.6	0.5
Total	172.1	195.6

Our administrative expenses decreased by 12.0%, or S/23.5 million, to S/172.1 million in 2018 from S/195.6 million in 2017. Personnel expenses decreased by S/9.7 million mainly due to lower severance payments in 2018. Third party services also decreased by S/13.9 million in 2018 mainly due to a decrease in consultancy services compared to 2017.

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

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2018 and 2017:

	Year ended December 31,
(in millions of S/)	2018	2017
Personnel expenses	21.7	18.0
Advertising and promotion expenses	13.1	14.0
Third-party services	4.8	7.4
Allowance for expected credit losses, note 7 (d)	0.7	1.2
Other	3.8	1.0
Total	36.5	34.2

Our total selling and distribution expenses increased by 5.8%, or S/2.4 million, to S/44.1 million in 2018 from S/41.7 million in 2017, primarily related to an increase in sales as well as a slight increase in personnel expenses in line with our strategy to serve more small and medium sized clients and successfully defend our market share.

Selling and distribution expenses related to the cement, concrete and precast segment represented approximately 97.5% of total selling and distribution expenses for 2018, compared to 94.4% for 2017. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0%, 2.4%, and 0.1% respectively, of total selling and distribution expenses for 2018, compared to 0%, 5.5% and 0.1%, respectively, for 2017.

Other Operating Income (Expense), Net

Our other operating income (expense), net decreased S/4.4 million, to an expense of S/8.7 million in 2018 from an expense of S/ 4.3 million in 2017, mainly due to expenses related to a non-cash effect generated by the provision expense of a tax receivable to the Peruvian tax authority.

Other Expenses, Net

Our other expenses, net increased by S/55.5 million, to S/ 125.7 million in 2018 from S/70.2 million in 2017, mainly due to the net loss originated by the cancellation of cross-currency swaps after purchasing part of our outstanding international bonds.

Income Tax Expense

Our income tax expense decreased by 12.8%, or S/6.0 million, to S/41.0 million for 2018 from S/47.0 million for 2017. In December 2016, the Peruvian government approved an increase of the income tax rate from 28% to 29.5% to be effective as of January 1, 2017. This increase resulted in an increase in our deferred income tax liability on S/22.3 million and increased the deferred income tax asset by S/8.5 million (S/14.6 million was recognized as a higher income tax expense in the consolidated statement of profit or loss and S/824,000 as an income in Other Comprehensive Income).

Our effective tax rate for 2018 was 35.3%, 36.6% for 2017 and 39.0% for 2016. It was unusually high in 2017 mainly due to the non-deductible expenses related to the impairment on the brine project and in 2016 due to the increase in the future tax rate from 26% to 29.5%.

Profit from continuing operations

As a result of the foregoing, our profit from continuing operations for 2018 decreased by 7.7%, or S/6.3 million, from S/81.4 million for 2017 to S/75.1 million for 2018, mainly due to mainly due to two non-cash effects: the provision of a tax receivable to the Peruvian tax authority, and the accounting effects of the purchase of a portion of the international bonds. Profit from continuing operations without these effects would have been S/106.1 million.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
(in millions of S/)	2019	2018	2017
Net cash flows from operating activities (1)	205.1	203.6	250.4
Net cash flows from (used in) investing activities (1)	(79.6)	(98.8)	(70.6)
Net cash flows from (used in) financing activities (1)	(106.8)	(105.3)	(185.4)
Increase (decrease) in cash	18.7	(0.5)	(5.6)

(1)	Includes continuing and discontinued operations. For detail on cash flow from discontinued operations please see “Item 18. Financial Statements – Consolidated Statements of Cash Flow.”

Cash Flows from Operating Activities

Net cash flow from operating activities increased by 0.7% or S/1.5 million, to S/205.1 million in 2019 from S/203.6 million in 2018, mainly due to an increase of inventory and a decrease of income tax payments and interest.

Net cash flow from operating activities decreased by 18.7% or S/46.8 million, to S/203.6 million in 2018 from S/250.4 million in 2017, mainly due to an increase of inventory and an increase of income tax payments.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/79.6 million for 2019, and were primarily related to maintenance capex for our cement plants and purchase of equipment for concrete and aggregates.

Net cash flows used in investing activities were S/98.8 million for 2018, and were primarily related to maintenance capex for our cement plants and purchase of equipment for concrete and aggregates equipment.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/106.8 million for 2019, and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/105.3 million for 2018, and were primarily due to dividends paid to our shareholders.

Indebtedness

As of December 31, 2019, we had total outstanding indebtedness of S/1,101.9 (US$332.2 million). As of December 31, 2019, we maintain cross currency swap hedging agreements for US$150 million to manage foreign exchange risks related to our U.S. dollar-denominated debt. The adjusted debt by hedge was S/1,069.5 million (US$322.4 million).

(amounts in millions of S/)	As of December 31, 2019	Interest rate	Maturity date	Currency
4.50% Senior Notes due 2023	434.4	4.50%	February 8, 2023	U.S. dollars
4.50% Senior Notes due 2029	259.4	6.69%	February 1, 2029	Soles
4.50% Senior Notes due 2034	309.3	6.84%	February 1, 2034	Soles
Short-term promissory notes	8.3	2.70%	May 8, 2020	U.S. dollars
Short-term promissory notes	13.7	4.64%	June 18, 2020	Soles
Short-term promissory notes	5.3	3.36%	August 6, 2020	U.S.dollars
Short-term promissory notes	4.9	3.23%	August 14,2020	U.S.dollars
Short-term promissory notes	16.9	3.16%	October 9, 2020	U.S.dollars
Short-term promissory notes	43.1	3.00%	October 10, 2020	U.S.dollars
Short-term promissory notes	6.6	2.35%	November 27, 2020	U.S.dollars
	1,101.9

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

In December 2018, we purchased US$168,388,000 or approximately 56.13% of the total outstanding bonds by means of a partial cash tender offer (local bond program).

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

Derivative Financial Instruments

As of December 31, 2019, we maintain cross currency swap hedging agreement in aggregate principal amount of US$150 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt. Of the US$150,000,000 shown in the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is reflected in net (loss) gain on the valuation of trading derivative financial instruments.

During 2019, the net gain originated by the exchange difference was approximately S/729,000 and, during 2018, the net loss from exchange difference amounted to S/8,377,000. All these results are presented in the caption “Gain (loss) from exchange difference, net” of the consolidated statement of income. The net loss difference in exchange for the year 2018 includes a loss of S/4,293,000 originated by cash flow hedging instruments that changed under negotiation conditions.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2019, our research and development group consisted of 8 geologists in-house, as well as a research and development agreement with UTEC, for the development of new types and uses of cement. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications; and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

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

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	2015	2016	2017	2018	2019	% share
Pacasmayo Group	2,310	2,285	2,267	2,364	2,615	22.2%
Imports	12	-	76	32	13	0.1%
Total	2,322	2,852	2,343	2,396	2,628	22.3%

Central Region (thousands of metric tons)

Plant	2015	2016	2017	2018	2019	% share
UNACEM	5,546	5,110	4,993	5,058	5,316	45.1%
Caliza Inca	357	347	387	448	513	4.3%
Imports	507	490	496	885	663	5.6%
Total	6,410	5,947	5,876	6,391	6,492	56.0%

Southern Region (thousands of metric tons)

Plant	2015	2016	2017	2018	2019	% share
Grupo Yura	2,480	2,645	2,618	2,597	2,584	21.9%
Imports	3	18	42	65	98	0.8%
Total	2,483	2,663	2,660	2,662	2,682	22.7%
Total Regions	11,215	10,895	10,879	11,449	11,802	100%

Sources: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru that is part of ASOCEM:

	Portland Cement						Other Portland Cements
Business	I		II		V		IP	I(PM)	MS		I Co
UNACEM	✓	(1)	✓	(1)	✓	(1)	✓	✓
Cementos Pacasmayo	✓		✓	(2)	✓		✓		✓	(2)	✓
Cementos Selva	✓	(1)	✓	(1),(3)	✓	(1),(3)					✓
Cementos Sur	✓		✓	(2)	✓	(2)	✓	✓
Yura	✓		✓	(2)	✓	(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.

(2)	Our Portland cement II is the same as our type MS/MH/R cement.

(3)	Manufactured upon request.

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

Peru has improved by 35 places on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, among other things, from 110th place in 2008 to 65th in 2019. In the 2019 report, although Peru stands in first place (along with another 33 countries) in Macroeconomic stability, it lies in 88th place in infrastructure, demonstrating that it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes, to promotion of more public private partnerships (for example “taxes for infrastructure” which allows private companies to use part of their tax payments to directly finance infrastructure works).

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2019.

	Payments due by period
(in millions of S/)	Less than 6 months	6 to 12 months	1 to 5 Years	More than 5 Years	Total
Interest-bearing loans adjusted by hedge (1)	—	98.7	400.7	570.0	1,069.4
Interest	29.1	31.3	203.5	232.1	496.0
Hedge finance cost payable	—	14.7	36.8	—	51.5
Trade and other payables	174.9	50.3	—	—	225.2
Total	204.0	195.0	641.0	802.1	1,842.1

(1)	Does not include issuance costs.

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

Legislative Decree No 1422, enacted on September 13, 2018 established provisions with regard to the Peruvian General Anti-Avoidance Rule (GAAR) for tax purposes. According to this Decree, the GAAR will apply for tax audits reviewing facts, acts and situations from July 19, 2012 and thereafter. Legal representatives will be jointly liable for taxes due when the GAAR is applied, provided those legal representatives have collaborated with the design or implementation of the acts challenged by the Peruvian Tax Authority using the GAAR. Boards of directors (for entities having a board of directors) will be responsible for approving the entity’s tax planning and cannot delegate this obligation. Finally, the board of directors must evaluate the tax planning implemented up to September 14, 2018, in order to ratify or modify the plan (the period for ratifying or modifying the tax plan will end on March 29, 2019).

Neither our by-laws nor Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this annual report. On September 1, 2019, Ana María Botella Serrano was appointed to the Board.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Juan Francisco Correa Sabogal	Director	1974
Roberto Dañino Zapata	Director	1951
Carlos Miguel Heeren Ramos	Director	1968
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Hilda Ochoa-Brillembourg	Director	1945
Felipe Ortíz de Zevallos Madueño	Director	1947
Marco Antonio Zaldívar Garcia	Director	1960
Robert Patrick Bredthauer	Alternate director	1947
Manuel Bartolomé Ferreyros Peña	Alternate director, Chief Financial Officer	1966
Ana María Botella Serrano	Alternate Director	1953

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 9.67 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has served as Director since April 1991, and currently serves as Chairman of the Board. He holds a degree in mechanical engineering from Tufts University, Boston, USA. Mr. Hochschild is also President of Hochschild Mining plc, Inversiones ASPI S.A. and is on the Board of Directors of UTEC and TECSUP. He is also Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Fosfatos del Pacífico S.A., and Sociedad de Comercio Exterior del Perú (COMEX Perú). He is also an expert consultant for the Economic Council of the Episcopal Conference.

José Raimundo Morales Dasso. Mr. Morales has served as Director since March 2008. He holds a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico, and a Master’s in Business Administration from the Wharton Graduate School of Finance from the University of Pennsylvania, USA. Between 1970 and 1980 he worked in different positions at the Bank of America and Wells Fargo Bank. In 1980 he started to work at Banco de Crédito del Perú and served in high management positions. He served as the Chief Executive Officer of Banco de Crédito del Perú from October 1990 to April 2008. Currently, he is the Vice-Chairman of the board of Credicorp LTD., Banco de Crédito del Perú and Pacífico Cía. Seguros y Reaseguros. In addition, he is member of the Board of Atlantic Security Bank, Alicorp S.A.A., Pesquera Centinela S.A., Grupo Romero, Cementos Pacasmayo S.A.A., Salmueras Sudamericanas S.A., Fosfatos del Pacífico S.A., Cerámica Lima S.A., Corporación Cerámica S.A. and Inversiones y Propiedades S.A. He is also a member of the Board of the Peruvian Institute of Economy.

Juan Francisco Correa Sabogal. Mr. Correa has served as Director since February 2018. He holds a bachelor’s degree in Business Administration from Universidad de Lima and a Master in Business Administration (MBA) from The Wharton Business School, University of Pennsylvania. Mr. Correa served as Lazard Freres LLC’s Mergers and Acquisitions Managing Director at their Middle East and US offices until July 2017, following a career of over 11 years at that firm. He was one of the founding members of the practice and was responsible for establishing the business and developing an American client base in the Middle East in an array of industries. Previously, Mr. Correa had been the Director of Lazard’s New York-based “Power, Energy & Infrastructure” group, overseeing various sub-sectors. Mr. Correa also assumed responsibilities linked to Lazard’s efforts in Latin America and was a member of the Board of Directors of MBA Lazard (Lazard’s former joint venture for Spanish speaking Latin America). Prior to joining Lazard, Mr. Correa worked at RWE/Thames Water, Merrill Lynch and Banco de Crédito del Peru. In addition, Mr. Correa has been a consultant to a large number of international companies and American on topics that are not in the public domain related to strategies of activities of mergers acquisitions and corporate finance. (Second-degree affinity of Eduardo Hochschild).

Roberto Dañino Zapata. Mr. Dañino has served as Director since 1995. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian government. Later on, he rejoined the Board in June 2008. He is an attorney having graduated from the schools of Law of both Harvard University and Pontificia Universidad Católica del Perú. He was the Peruvian Ambassador to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering (now Wilmer Hale), Washington D.C. He is currently the Chairman of the Board of Directors of Everis (Peru) and member of the Board of Directors of Inversiones Centenario, Results for Development, LUMNI and AFP Integra, as well as member of the Advisory Board of Open Society Foundations and Goldman Sachs.

Carlos Heeren Ramos. Mr. Heeren has served as Director since March 2017. He is also the CEO at Universidad de Ingeniería y Tecnología (UTEC) and TECSUP. Moreover, he is Director of various companies and other non-profit companies and institutions. He has previously served as a partner in Apoyo Consultoría. He holds a degree in Economics from Universidad del Pacífico and a Post-graduate degree in Economics from the University of Texas.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as Director since March 2008, and as Chief Executive Officer since April 2011. He holds a Bachelor’s degree in Economics from Universidad del Pacífico and an MBA from Georgetown University. He is also the CEO of ASPI, Fosfatos del Pacífico and FOSSAL. Moreover, he is a board member at Ferreycorp and has been Chairman of the Board of Trustees of Universidad del Pacífico, and Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia and as Chief Executive Officer at Socosani S.A. He has been honored by the Institutional Investor magazine as one of the three best CEOs in the Latin American construction industry in 2015, 2016, 2017, 2018 and 2019.

Hilda Ochoa-Brillembourg. Ms. Ochoa-Brillembourg has served as Director since October 2011. She holds a Bachelor Degree in Economics from Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration and is a PhD candidate in Business Administration, both from Harvard University. She is the founder of Strategic Investment Group, and a group of affiliated investment management firms. She served as President and CEO from 1987 to 2017. She was appointed as Chairwoman of the Board of Directors in 2014 and is the president of Emeritus since 2017. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is a member of the Board of Directors and of the Dispute Settlement committee of the Asset Management Company, an affiliate of the World Bank and the IFC.

Felipe Ortíz de Zevallos. Mr. Ortiz de Zevallos has served as Director since March 2014. He studied at the Universidad Nacional de Ingeniería in Lima, at the University of Rochester in New York and at Harvard Business School. He is the founder and has been Chairman of Apoyo since 1977. He has served as Ambassador of Peru in the United States (2006-2009) where he was responsible, with the US Congress’ approval, of managing the Free Trade Agreement between both countries. He has been a professor at Universidad del Pacífico and served as Dean of said university from 2004 to 2006. In addition, he was President of the Asociación Civil Transparencia. He is currently an independent board member of various companies and non-profit organizations. He received the IPAE Award in 1990, the Journalism Jerusalem Prize in 1998 and the Manuel J. Bustamante de la Fuente Award in 2008. In 2009, the Lima Chamber of Commerce paid tribute to Mr. Ortiz de Zevallos for his contributions to the social and economic development of Peru, and in 2011 the Ministry of Economy and Finance awarded him the “Hipólito Unanue” award for his contributions to the country’s economic and financial development.

Marco Antonio Zaldívar. Mr. Zaldívar has served as Director since March 2017. He is a member of the Public Accounting Association, an Universidad de Lima alum and graduate of the Executive Development Program of Universidad de Piura’s PAD. In addition, Mr. Zaldívar holds an MBA degree from the Adolfo Ibáñez School of Management (USA). He has been Chairman of the Board of the Lima Stock Exchange. Previously, at Ernst & Young, he was a Partner of Risk Management and Regulatory Matters, Senior Partner of the Firm’s Audit and Business Advisory Division. He has also been Vice Dean of the Lima Public Accountants’ Association, Chairman of the Board of Directors and Chairman of the Procapitales Corporate Governance Committee. He is currently an Independent Director of Banco Santander del Perú, Edpyme Santander Consumo, Buenaventura and Union of Breweries Peruvian Backus and Johnston, among other positions, highlighting his extensive experience of Corporate Governance issues.

Robert Patrick Bredthauer. Mr. Bredthauer has served as Alternate Director since March 2003. He holds a degree in Business Administration from Hochschule St. Gallen, Switzerland, and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that, he served as the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros has served as Alternate Director since March 2008 and as our Vice-President of Finance and Administration since January 2008. He is a member of the Board of Directors of Fosfatos del Pacífico S.A. Mr. Ferreyros holds a Bachelor´s degree in Business Administration from Universidad de Lima, a Multinational MBA from the Adolfo Ibáñez School of Management, Miami and a Master’s in Business Administration from The College of Insurance of New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas – INCAE (Central American Institute of Business Administration) and the CEOs’ Management Program at Kellogg School of Management, among others. Before joining the Company, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. He has been honored by the Institutional Investor magazine as one of the three best CFOs in the Latin American construction industry in 2015, 2016, 2017, 2018 and 2019.

Ana María Botella Serrano. Ms. Botella has served as Alternate Director since September 1, 2019 after having been appointed by the Board of Directors on June 24, 2019. She holds a bachelor’s degree in Law from the Complutense University of Madrid and is a member of the Senior Civil Administrators of the State. As a civil servant, she has worked at the Ministry of the Interior, Civil Government of La Rioja, Ministry of Public Works, Treasury Delegation of Valladolid and Ministry of Finance. In 2003, she was elected Councilor of the City of Madrid, has served as Second Deputy Mayor and has held the Government Delegations Employment and Social Services and Environment and Mobility. In December 2011, she was invested Mayor of the City of Madrid, a position she held until June 2015. She is currently the Executive President of the Integra Foundation and Director of Programs of the Atlantic Government Institute

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Jorge Javier Durand Planas	Legal Vice - President	1966	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Carlos Julio Pomarino Pezzia	Vice – President of the Cement Business	1962	2009
Diego Arispe Silva	Central Manager of Human Management	1981	2019
Aldo Bertoli Estrella	Central Business Manager	1969	2016
Carlos Paul Cateriano Alzamora	Central Manager of Corporate Social Responsibility and Communications	1957	2006
Dante Rafael Cárdenas Roncal	Central Manager of Innovation and Digital Transformation	1974	2018
Rodolfo Ricardo Jordán Musso*	Central Manager of Engineering and Infrastructure	1952	2009
Tito Alberto Inope Mantero	Central Manager of Construction Solutions	1972	2015
Diego Reyes Pazos	Central Manager of Supply Chain	1977	2013
Hugo Villanueva Castillo	Central Manager of Operations	1962	2012

*	Mr. Jordán resigned from the Company on December 31, 2019.

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994. He serves as the Company’s Legal Vice-President and General Counsel since 2008. Previously, he held the title of Legal Vice-President and General Counsel at Hochschild Mining plc. Mr. Durand holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers and Corporate Governance and Performance Program at the Yale School of Management (USA), the Strategic Negotiations Program of Harvard Business School (USA) and the Prince of Wales’s Business & Sustainability Programme by the University of Cambridge Institute for Sustainability Leadership (UK). Currently, Mr. Durand is also a board member of Inversiones ASPI S.A., and he is member of the Board of Directors of UTEC and TECSUP.

Manuel Bartolomé Ferreyros Peña. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Carlos Julio Pomarino Pezzia. Mr. Pomarino is the Vice-President of the Cement and Building Solutions part of the business since January 2017. He holds a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master’s in Business Administration from the Adolfo Ibañez School of Management and ESAN. He has also participated in the Senior Management Program at Universidad de Piura and he completed the Certification of Independent Board members at Centrum Católica. He was the Vice-President of Cement from 2012 to 2017, Deputy Chief Executive Officer from 2009 to 2012, served as Commercial Officer of the Company from 2002 to 2009, and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as Manager of Administration and Finance at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Diego Arispe Silva. Mr. Arispe is our Central Manager of Human Management since January 2019. He holds a degree in Law by the Pontificia Universidad Católica del Perú and has a Master of Business Administration (MBA) from Columbia Business School. He has been working at the company for more than 10 years, having held various positions in the areas of Human Management, Social Responsibility and Legal, and was part of the team in charge of the implementation of our cement plant in Piura, as Project Controller.

Aldo Bertoli Estrella. Mr. Bertoli is our Central Business Manager since May 2016. He holds a degree in Business Administration from Universidad de Pacífico and a Master’s degree in Business Management from Universidad de Piura. Before joining our company, Mr. Bertoli worked for five years at Pepsico Inc as the Sales Manager for Peru, Ecuador and Bolivia. Previously, Mr. Bertoli worked for twelve years at Procter & Gamble in several Commercial positions, including four years as Country Manager in Bolivia

Carlos Paul Cateriano Alzamora. Mr. Cateriano serves as Central Manager of Corporate Social Responsibility since June 2012. Previously, he was Human Resources Manager since 2006. He studied Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Senior Management Program at Universidad de Piura. Before joining our company, Mr. Cateriano worked as Human Resources Assistant Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.). Moreover, he also held the position of Head of Training at Santander S.A. from 1995 to 1999, and has worked as a consultant for Polímeros y Adhesivos S.A.

Dante Rafael Cárdenas Roncal. Mr. Cardenas served as IT Manager from April 13, 2015 until October 31, 2018 and in November he assumed the position of Central Manager of Innovation and Digital Transformation. He has vast experience in information technologies, implementation of systems and digital transformation an innovation projects. He holds a degree in Industrial Engineering from the Pontificia Universidad Católica del Perú and a Master of Business Administration (MBA) from York University, Canada. Prior to joining us, Mr. Cardenas served as Corporate IT Manager at Iberoamericana de Plásticos, Corporate IT Manager at Quimtia, PMO Manager at Hewlett Packard, Project Manager at Telus, among others.

Rodolfo Ricardo Jordan Musso. Mr. Jordan serves as our Central Manager of Engineering and Infrastructure since January 2018. He previously served as Central Manager of Industrial Development. He holds a degree in Civil Engineering from Universidad Católica del Perú and he has pursued an Advanced Management Program at the Universidad de Piura (University of Piura). Before joining the Company, he served as Chief Executive Officer of GMI Ingenieros Consultores, and afterwards as Executive Director of the Mexican affiliate of Graña & Montero. He served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L from 2007 to 2009.

Tito Alberto Inope Mantero. Mr. Inope is our Central Manager of Constructive Solutions since January 2015. He holds a degree in Economics from Universidad de Lima and a Master’s degree in Business Administration (MBA) from the Universidad Peruana de Ciencias Aplicadas (UPC), as well as the Senior Management Program (PAD). Mr. Inope joined our Company in 1996, and he has worked in different management positions throughout his 18 years in the Company.

Diego Reyes Pazos. Mr. Reyes serves as Central Manager of Supply Chain, Administration and Risks since July 2013. He has vast experience in the supply chain, project development, design and implementation of systems/processes and financial analysis. He graduated with a degree in Business Administration from Universidad de Lima and received a Master’s in Business Administration from Universidad de Piura. Before joining our company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as Senior Business Process Expert for Latin America at SAB Miller, as Project Manager in the Vice Presidency of Supply Chain at UCP Backus & Johnston.

Hugo Pedro Villanueva Castillo. Mr. Villanueva serves as Central Manager of Operations of Cementos Pacasmayo and Cementos Selva since January 2012. Previously, he served as Operations Manager of Cementos Selva for over 9 years. Mr. Villanueva has also worked at our Company for over 20 years, holding different positions in the areas of Quality, Production and Operations of the company. He holds a degree in Chemistry from Universidad Mayor de San Marcos. He holds a Master’s in Business Administration from the Monterrey Technological Institute (Mexico). Additionally, he has participated at the General Management Program at PAD, Universidad de Piura and at the Program for Senior Management at INCAE in Costa Rica. He has also participated in different specialty programs in the industry.

B.	Compensation

As of December 31, 2019, the total short-term compensations amounted to S/23,692,000 (2018: S/24,129,000, 2017: S/22,705,000) and the total long-term compensations amounted to S/6,523,000 (2018: S/9,495,000, 2017: S/11,401,000). This compensation included payments made in connection with the workers’ profit sharing required under Peruvian labor laws, which require us to distribute between 8% and 10% of our taxable annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

Since 2011, we pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2019 director compensation was approved at our annual shareholders’ meeting.

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

Our long-term bonus incentive program features the following key components:

●	available to senior executives who have been employed by our company at this level for at least four years;

●	at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

●	on the fifth anniversary of the creation or beginning of the bonus plan, the relevant executive will receive the amount accrued during the first four years;

●	additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation or beginning of the plan; and

●	if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

●	must be no older than 58 years at the time his or her participation in the incentive program begins;

●	must have at least four years as senior executives with either our company, or our subsidiaries or affiliates;

●	is a professional who is deemed to have characteristics that are attractive to the market; and

●	the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.	Board Practices

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

As of December 31, 2019, we had a total of 1,721 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2019	2018	2017
Management	36	35	35
Administrative personnel	1,364	1,133	1,032
Plant workers	321	309	319
Total (1)	1,721	1,477	1,386

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2019, approximately 17.1% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L , Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In March 2019, three-year Union Agreements were signed with our largest union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2019, approximately 12.1% of our employees were enrolled with the national public pension fund and 87.4% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

Diversity

We seek to generate a culture of diversity that includes minority groups and vulnerable populations.

As of the date of this annual report, 12.49% of our total workforce is female, and 11.43% of our senior management positions are held by women. The positions of women in managerial positions, including junior, middle management and senior managerial positions represented 0.24% of such positions as of the date of this annual report. Although, as of the date of this annual report, we do not have female personnel in commercial management, 17.39% of our junior management positions are held by women, who provide support for business management. The proportion of women in management roles is growing annually, including in headquarters in support and commercial areas. However, 100% of our operational workforce is made up of men.

Remuneration Equality

We pay our employees taking into account the responsibility, experience and performance of their work. For this reason, we report the average remuneration of men and women in our workforce at their different levels of management:

Employee Level	Average Monthly Female Salary (in soles)	Average Monthly Male Salary (in soles)	Ratio (=Average Female Salary / Average Male Salary)
Executive level (Base salary only)	-	-	-
Management level (base salary only)	13,682	13,169	1.0390
Management level (base salary + other cash incentives)	14,991	14,738	1.0172
Non-management level	4,527	3,246	1.3946

Freedom of Association

17.37% of our employees are members of the the Pacasmayo or DINO Unions (which consists of two separate unions).

The most representative benefits of the union agreement include:

●	School Assignment (100% of Employees/Plant Workers)
●	Annual union increase (100% of Employees/Plant Workers)
●	Bid closing bonus (100% of Employees/Plant Workers)
●	Study scholarships (Employees from the branches where there is a union)
●	Vacation Loan (100% of Employees/Plant Workers)
●	Allowance for death of direct family members (100% of Employees/Plant Workers)
●	Allowance for death of Employees (100% of Employees/Plant Workers)
●	Assignment by May 1st (An amount is granted to the Union Organization)
●	Union anniversary allowance (An amount is awarded to the Union Organization)
●	Paid leave for the death of a direct family member (100% Employees/Plant Workers and Executive Management)
●	27% discount for the purchase of cement (100% Employees/Plant Workers and Executive Management)
●	Special group medical insurance (with a 70% subsidy from the company (100% of employees)

Human Rights

To manage our risks related to human rights, we work under a multidimensional and participatory approach with different areas of the organization. We analyze the most relevant risks in our operations and value chain, and we also identify the stakeholders that could be affected. Among the issues evaluated are labor rights, health and safety, discrimination and harassment, freedom of association, the rights of indigenous peoples, labor conditions in the supply chain, potential environmental impacts, among others. The groups analyzed have been our employees, suppliers and the community.

Based on the identified risks, the different areas of the organization establish action plans to manage them. As part of these plans, we include training and dissemination actions on the company's commitments, directed to the board, executive team and employees in general. Finally, we make complaint mechanisms available to our stakeholders, through which we can receive complaints related to possible affectations of human rights. Any complaint is evaluated and investigated internally to take the necessary corrective actions. During 2019, we have not received any complaints regarding issues related to human rights, so no remediation actions have been carried out.

Engagement

In 2019 we started measuring the level of engagement of all the employees of Cementos Pacasmayo and Subsidiaries, achieving a result of 78%, percentage higher than the market, which ranges from 70% and 75%

The methodology used was the standard, and the survey had three fundamental pillars: 1) Connection; 2) Commitment; and 3) Effort; that measure the involvement or emotional state of the employee towards the Company and the way in which this is reflected in their performance results and/or achievement of objectives. These three pillars, are measured on the following 12 dimensions: autonomy, feedback, leader coaching, growth and development opportunities, collaboration, optimism, self-efficacy, pressure at work, cognitive demands, emotional demands, role conflict and obstacles at work.

The scale used in the survey was the following:

0 - Never

1 - Almost Never

2 - Sometimes

3 - Regularly

4 - Quite a few times

5 - Almost always

6 - Always

E.	Share Ownership

As of March 31, 2020, persons who are currently members of our board of directors and our executive officers held as a group 1,164,895 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 20120. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 or our common shares.

Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Roberto Dañino, Mr. Carlos Heeren, Mr. Manuel Ferreyros, Mr. Carlos Pomarino and own individually and in the aggregate less than 1% of our common shares.

There are no minimal specific stock ownership requirements for the CEO and other members of our executive committee. However, we have a security trading policy regarding non-public information and the prevention of insider trading that states directors and restricted persons (managers or others who have had a relation with the Company and have access to privileged information due to their condition or exercise of functions) can only buy or sell company stocks prior authorization and only in certain periods (Trading Window).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2020, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2020, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2020.

	As of March 31, 2020
	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage
ASPI(1)	211,985,547	50.01%	—	—	211,985,547	45.67%
CPSAA (treasury shares)	—	—	36,040,497	89.48%	36,040,497	7.76%
RI—Fondo 2 (AFP Prima)	19,591,306	4.62%	—	—	19,591,306	4.22%
RI—Fondo 3 (AFP Prima)	19,055,816	4.50%	—	—	19,055,816	4.11%
IN—Fondo 3 (AFP Integra)	23,655,908	5.58%	—	—	23,655,908	5.10%
PR—Fondo 2 (PROFUTURO)	18,646,208	4.40%	—	—	18,646,208	4.02%
PR—Fondo 3 (PROFUTURO)	18,818,758	4.44%	—	—	18,818,758	4.05%
Directors and officers(2)	1,164,895	0.27%	—	—	1,164,895	0.25%
ADRS NY	31,425,896	7.41%	—	—	31,425,896	6.77%
Other shareholders	79,524,115	18.76%	4,238,397	10.52%	83,762,512	18.05%
Total	423,868,449	100.0%	40,278,894	100.0%	464,147,343	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2015 to December 31, 2019.

	As of December 31,
Shareholder	2019	2018	2017	2016	2015
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
CPSAA (treasury shares)	7.8%	7.8%	7.8%	6.4%	6.4%
RI—Fondo 2 (AFP Prima)	3.9%	4.4%	3.3%	4.2%	5.1%
RI—Fondo 3 (AFP Prima)	4.1%	0. 1%	2.5%	3.1%	4.2%
IN—Fondo 2 (AFP Integra)	—	4.6%	—	—	—
IN—Fondo 3 (AFP Integra)	5.1%	—	—	—	—
PR—Fondo 2 (AFP Profuturo)	4.0%	—	—	—	—
PR—Fondo 3 (AFP Profuturo)	4.0%	—	—	—	—
Directors and officers	0.1%	0.1%	0.1%	0.1%	0.1%
American Depositary Receipts	6.7%	13.0%	15.1%	16.2%	16.6%
Other shareholders	18.5%	24.3. %	25.5%	24.3%	21.9%
Total	100%	100.0%	100.0%	100.0%	100.0%

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

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2019, we estimate that there were 12,122,950 ADSs outstanding, which represented 14.3% of our common shares outstanding as of such date. As of December 31, 2019, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13-Fs in the United States was 13.

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

As of December 31, 2019, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/157 (US$47).

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of, S/336,000 in 2017, S/339,000 in 2018 and S/344,000 in 2019.

●	We lease part of our headquarters as office space to ASPI and its affiliates. We received rental payments of, S/383,000 in 2017, S/ 368,000 in 2018 and S/378,000 in 2019.

●	We provide back office management and administrative services to ASPI and its affiliates, for which we received S/1,560,000 in 2017, S/1,765,000 in 2018 and S/.1,744,000 in 2019.

●	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,195,000 in 2017, S/2,059,000 in 2018 and S/1,989,000 in 2019 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 26 to our annual consolidated financial statements included elsewhere in this annual report.

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

Year ended December 31,	Dividends declared and paid	Per share (in S/)
2019	154,118,465	0.36000
2018	161,396,280	0.38000
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000
2013	58,196,000	0.10000

B.	Significant Changes

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

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

	Common shares		Investment shares
(in S/)	High	Low	High	Low
2014	6.50	4.70	4.00	2.50
2015	5.45	3.57	2.60	2.25
2016	6.70	4.27	4.70	2.13
2017	8.59	5.96	6.80	4.20
2018	8.45	6.28	6.70	5.00
2019	6.83	5.50	5.00	3.90

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2019, there were 273 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2019, The Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2019, the Lima Stock Exchange had 241 shareholders. On March 2020, after its annual review, FTSE announced that, since there is only one Peruvian stock in the FTSE Global All Cap index, it fails the new minimum investable market cap and securities count requirement criterion. As a result, Peru will be reclassified from Secondary Emerging market to Frontier market status effective from September 2020.

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

Regulation of the Peruvian Securities Market

The Securities Market Law regulates certain securities matters, such as transparency and disclosure, corporate takeovers, capital market instruments and operations, the securities markets and broker-dealers, and credit-rating agencies. In 1996, the Peruvian Securities Commission, “Superintendencia del Mercado de Valores – SMV”, formerly known as the National Supervisory Commission for Securities and Companies (Comisión Nacional Supervisora de Empresas y Valores, or “CONASEV”), was given additional responsibilities relating to the supervision, regulation and development of the securities market, while the Lima Stock Exchange was granted the status of a self-regulatory organization. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange.

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

The information set forth in Exhibit 2(d), “Description of Securities Registered under Section 12(b) of the Exchange Act” is incorporated herein by reference.

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

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which expires in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. We entered into an addendum to this agreement, effective February 1, 2020, which extends the term of the agreement until May 31, 2026. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.”

On February 8, 2013, we issued US$300,000,000 of our 4.50% Senior Notes due 2023, in our inaugural international bond offering, pursuant to an indenture. A portion of the proceeds were used to prepay amounts outstanding our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to cover a portion of the capital expenditures in connection with the construction and development of the new Piura plant and our cement business. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

On January 31, 2019, we issued S/ 570,000,000 of Senior Notes in two issuances. One for S/ 260 million with a rate of 6.68750% for a term of 10 years, and another for S/ 310 million with a term of 15 years and a rate of 6.84375%. The proceeds were used to purchase a portion of the US$ 300,000,000 of our Senior Notes due 2023.

On August 29, 2018, we signed a gas supply agreement with Olympic Peru that entered in force during 2019 for the supply of gas to our Piura plant. The supply agreement of gas is for a term of 18 years to cover most of our energy needs in the mentioned plant. The contract has two phases: 1) a spot phase, during which we pay for the gas we use, and the agreement may be terminated at any time by either party without penalties, and 2) a take or pay phase, during which we are obliged to pay for a minimum amount of gas established as a percentage (varying from 60% to 70% depending on the year) of the maximum amount of gas purchased by us from Olympic Peru during the spot phase, and penalties apply if either party terminates the agreeemnt. The unit prices of the gas are fixed for each year during both phases. We are currently in the spot phase. The take or pay phase will commence, when the following conditions are met by Olympic: (i) the Peruvian government signs a distribution contract of gas with a third-party concessionaire (ii) Olympic transfers the pipe to such concessionaire, and (iii) commercial conditions to transport the gas between Olympic Peru and such concessionaire are agreed. These conditions are not under our control and we cannot reasonably estimate when they will be met.

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

Nevertheless, Law No. 30341 was enacted on December 12, 2015 and took effect on January 1, 2016, and Legislative Decree No. 1262, which complements Law No. 30,341 took effect on January 1, 2017. Such law, which will be in effect until December 31, 2019, regulates an exception to a general rule. However, its effect was extended until December 31, 2022 by Emergency Decree 005-2019. The exemption regulated in the law applies to the income from the sale of shares and other securities representing shares made through a centralized negotiation mechanism supervised by the Superintendence of Securities, where the shares do not represent 10% or more of the shares issued by a specific company.

Law No. 30341 and the amendment through Legislative Decree No. 1262 and Emergency Decree 005-2019 include the following provisions:

●	Securities covered by the exemption:

➢	American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs);

➢	Exchange Trade Fund (ETF) units having underlying shares and / or debt securities as underlying;

➢	Debt securities;

➢	Certificates of participation in mutual funds for investment in securities;

➢	Certificates of participation in Investment Fund in Real Estate Income (FIRBI) and certificates of participation in Trust for Securitization for Investment in Real Estate Income (FIBRA); and

➢	Negotiable invoices.

●	Requirements for apply the exemption:

➢	No transfer of 10% or more of the shares or securities representing shares in a period of twelve (12) months. In the case of ADRs and GDRs, this requirement will be determined by considering the underlying shares;

➢	In the case of shares or securities representing shares, the calculation of the percentage shall be determined based on the total number of shares of capital or account of investment shares at the time of disposal;

➢	The law indicates those operations to be considered for calculating this percentage, as well as those that do not;

➢	The securities must have a stock market presence. To determine if the securities have a stock market presence, the following shall be taken into account;

➢	Within 180 business days prior to the transfer, the number of days in which the daily-negotiated amount has exceeded the limit established in the regulation shall be determined. This limit cannot be less than six (6) Tax Units (ITU) and will be established considering the volume of transactions that take place in the centralized negotiation mechanisms;

➢	The number of days determined according to what is indicated in the previous section will be divided between 180 and multiplied by 100; and

➢	The result cannot be less than the limit established by the regulation. This limit cannot exceed thirty-five percent (35%)

➢	Those responsible for conducting centralized trading mechanisms must disseminate on their web pages the list of the securities that comply with having a presence in the stock market.

●	Loss of exoneration:

➢	If, after applying the waiver, the issuer delivers the values of the Securities Registry of the Stock Exchange, in whole or in part, in an act or progressively, within the 12 months following the sale, the exoneration applied with respect to the values listed; and

➢	Those responsible for conducting the centralized trading mechanisms must notify SUNAT, in accordance with the procedure set forth in the regulations, of the securities whose registrations are canceled within 12 months of the sale.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or other taxable disposition of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2019. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2019, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2019, has been audited by Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries.

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 29, 2020, expressed an unqualified opinion thereon.

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

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s / Cristian Emmerich

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

Lima, Peru,

April 29, 2020

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

Our Board of Directors has determined that Ms. Hilda Ochoa-Brillembourg and Mr. Marco Antonio Zaldívar, members of the audit committee, are “financial experts,” as such term is defined in the SEC rules. We have determined that Ms. Hilda Ochoa-Brillembourg and Mr. Felipe Ortiz de Zevallos and Mr. Marco Antonio Zaldívar are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2019, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2019 and 2018.

	Year Ended December 31,
(in thousands of S/)	2019	2018
Audit fees	1,138	1,130
Tax fees	302	247
Total fees	1,440	1,377

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

ITEM 16H.	MINE SAFETY DISCLOSURE not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401)

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2A	Amendment No. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

2.4

Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million, incorporated by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401)

2(d)	Description of securities registered under Section 12(d) of the Exchange Act.

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.5	Addendum, effective February 1, 2020, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A. (English summary of principal terms)

4.6	Gas Supply Agreement, dated August 29, 2018, between the Registrant and Olympic Peru Inc.(English summary of principal terms)

6.1	Certificates of Independence of Independent Directors, incorporated by reference to Exhibit 6.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401)

8.1	List of Subsidiaries incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2016 (File No. 001-35401)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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

Date: April 30, 2020

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018 together with the Independent Auditors’ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018 together with the Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2020 expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm (continue)

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the Matter

At December 31, 2019, the Company’s revenue from the sale of cement, concrete and precast was S/(000)1,289,034. As discussed in Note 2.3.15 to the consolidated financial statements, revenue is recognized at the point in time when control of the goods is transferred to the customer, generally upon delivery. As the Company sells its products to a very large number of small distributors, management analyzes proper revenue recognition at year end, ensuring that only delivered goods are recognized as revenue.

Auditing the Company’s proper revenue recognition at year end was complex and involved a high degree of auditor judgment because of the large number of small transactions and the complexity of management’s processes to ensure revenue was properly recognized.

How We Addressed the Matter in Our Audit

We obtained an understanding of the process, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to determine the proper timing of revenue recognition, including management’s controls over the completeness and the accuracy of the financial data generated by its distribution centers.

Our audit procedures included, among others, selecting a sample of recorded revenue transactions and obtaining source documents to evaluate management’s application of their accounting policy and tested revenue recognition for the performance obligations in the pertinent period.

We analyzed sales activity before and after year-end and obtained explanations and supporting documentation for any unusual or unexpected sales activity. We tested the mathematical accuracy of management’s analysis of undelivered goods and the associated timing of revenue recognized in the financial statements. Further, we evaluated management’s significant accounting policies related to revenue recognition for reasonableness.

We also evaluated the adequacy of the disclosure relating to revenue recognition in the notes to the consolidated financial statements.

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Cristian Emmerich

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

We have served as the Company‘s auditor since 2002.

Lima, Peru.

April 29, 2020

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2019 and 2018

	Note	2019	2018
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	68,266	49,067
Trade and other receivables	7	120,530	102,969
Income tax prepayments		30,191	36,748
Inventories	8	519,004	424,783
Prepayments		10,339	5,765
Total current assets		748,330	619,332
Non-current assets
Trade and other receivables	7	4,681	4,532
Prepayments		151	342
Financial investments designated at fair value through other comprehensive income	9	18,224	26,883
Other financial instruments	30	-	12,268
Property, plant and equipment, net	10	2,100,682	2,152,724
Intangible assets	11	47,366	40,881
Goodwill	12	4,459	4,459
Deferred income tax assets	16	7,419	3,098
Other assets		246	105
Total non-current assets		2,183,228	2,245,292
Total assets		2,931,558	2,864,624
Liabilities and equity
Current liabilities
Trade and other payables	13	237,299	154,565
Financial obligations	15	98,774	60,822
Provisions	14	16,603	46,453
Total current liabilities		352,676	261,840
Non-current liabilities
Financial obligations	15	1,003,130	1,022,555
Other financial instruments	30	1,302	-
Lease liabilities		57	-
Other non-current provisions	14	7,643	5,377
Deferred income tax liabilities	16	145,099	123,489
Total non-current liabilities		1,157,231	1,151,421
Total liability		1,509,907	1,413,261
Equity	17
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,356
Other accumulated comprehensive results		(19,853)	(11,946)
Retained earnings		497,200	519,285
Total equity		1,421,651	1,451,363
Total liability and equity		2,931,558	2,864,624

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Sales of goods	18	1,392,701	1,262,934	1,220,750
Cost of sales	19	(905,806)	(796,206)	(732,956)
Gross profit		486,895	466,728	487,794

Operating income (expenses)
Administrative expenses	20	(174,482)	(172,141)	(195,617)
Selling and distribution expenses	21	(44,533)	(44,117)	(41,678)
Impairment on brine project	1.3	-	-	(47,582)
Other operating income (expense), net	23	2,645	(8,697)	(4,357)
Total operating expenses, net		(216,370)	(224,955)	(289,234)
Operating profit		270,525	241,773	198,560

Other income (expenses)
Finance income	24	2,576	2,367	5,842
Finance costs	25	(77,986)	(87,338)	(73,759)
(Net loss ) net gain on the valuation of trading derivative financial instruments		(1,491)	2,603	-
Cumulative net loss on settlement of derivative financial instruments	15	-	(34,887)	-
Gain (loss) from exchange difference, net	5	729	(8,377)	(2,226)
Total other expenses, net		(76,172)	(125,632)	(70,143)
Profit before income tax		194,353	116,141	128,417

Income tax expense	16	(62,306)	(40,995)	(47,032)

Profit for the year from continuing operations		132,047	75,146	81,385

Loss for the year from discontinued operations	1.2	-	-	(754)
Profit for the year		132,047	75,146	80,631

Attributable to:
Equity holders of the parent		132,047	76,699	93,782
Non-controlling interests		-	(1,553)	(13,151)
		132,047	75,146	80,631
Earnings per share
Basic and diluted profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	27	0.31	0.18	0.21

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Profit for the year		132,047	75,146	80,631
Other comprehensive income
Other comprehensive income to not be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income	9(a)	(8,659)	5,677	37
Deferred income tax	16	2,554	(1,675)	62
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Transfer to profit or loss of the year of net loss on settlement of derivate financial statements	15	-	34,887	-
Transfer to profit or loss of the net loss on derivate financial statements that changed to trading condition		-	4,275	-
(Net loss) net gain on cash flows hedges	30(a)	(2,556)	201	(38,230)
Transfer to profit or loss of fair value of financial instruments designated at fair value through other comprehensive income sold		-	-	(243)
Deferred income tax	16	754	(11,612)	11,277
Other comprehensive income for the year, net of income tax		(7,907)	31,753	(27,097)
Total comprehensive income for the year, net of income tax		124,140	106,899	53,534

Total comprehensive income attributable to:
Equity holders of the parent		124,140	108,452	66,685
Non-controlling interests		-	(1,553)	(13,151)
		124,140	106,899	53,534

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2019, 2018 and 2017

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the year	-	-	-	-	-	-	-	93,782	93,782	(13,151)	80,631
Other comprehensive income	-	-	-	-	-	(145)	(26,952)	-	(27,097)	-	(27,097)
Total comprehensive income	-	-	-	-	-	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve, note 17(e)	-	-	-	-	9,379	-	-	(9,379)	-	-	-
Contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	491	491
Acquisition of investments shares holds in treasury, note 17(c)	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block, note 1.2	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Dividends, note 17(g)	-	-	-	-	-	-	-	(149,837)	(149,837)	-	(149,837)
Terminated dividends, note 17(g)	-	-	-	-	189	-	-	-	189	-	189
Impairment on brine project, note 1.3	-	-	-	6,759	-	-	-	-	6,759	-	6,759
Other adjustments of non-controlling interests	-	-	-	(576)	-	-	-	-	(576)	576	-

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the year	-	-	-	-	-	-	-	76,699	76,699	(1,553)	75,146
Other comprehensive income	-	-	-	-	-	4,002	27,751	-	31,753	-	31,753
Total comprehensive income	-	-	-	-	-	4,002	27,751	76,699	108,452	(1,553)	106,899

Appropriation of legal reserve, note 17(e)	-	-	-	-	7,670	-	-	(7,670)	-	-	-
Contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	1,405	1,405
Dividends, note 17(g)	-	-	-	-	-	-	-	(161,396)	(161,396)	-	(161,396)
Other	-	-	(2,253)	-	-	-	-	-	(2,253)	-	(2,253)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363
Change in accounting policy, note 2.3.19	-	-	-	-	-	-	-	(13)	(13)	-	(13)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,272	1,451,350	-	1,451,350
Profit for the year	-	-	-	-	-	-	-	132,047	132,047	-	132,047
Other comprehensive loss	-	-	-	-	-	(6,105)	(1,802)	-	(7,907)	-	(7,907)
Total comprehensive income	-	-	-	-	-	(6,105)	(1,802)	132,047	124,140	-	124,140

Terminated dividends, note 17 (g)	-	-	-	-	280	-	-	-	280	-	280
Dividends, note 17(g)	-	-	-	-	-	-	-	(154,119)	(154,119)	-	(154,119)

Balance as of December 31, 2019	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651	-	1,421,651

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		194,353	116,141	127,112
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10 and 11	129,818	129,779	124,206
Finance costs	25	77,986	87,338	73,759
Long-term incentive plan	22	6,523	9,495	11,401
Provision of impairment of inventories, net	8	2,498	3,808	2,718
Net loss (net gain) on disposal of property, plant and equipment and intangible assets	23	1,846	(4,599)	(42)
Net loss (net gain) on the valuation of trading derivate financial instruments		1,491	(2,603)	-
Accumulated net loss due to settlement of derivative financial instruments		-	34,887	-
Allowance for expected credit losses	7(d)	1,452	9,717	1,190
Adjustment as a result of physical inventories		939	1,910	2,700
Impairment on brine project	1.3	-	-	47,582
Unrealized exchange difference related to monetary transactions		(483)	(392)	185
Finance income	24	(2,576)	(2,367)	(5,842)
Other operating, net		728	(1,168)	234

Working capital adjustments
Increase in trade and other receivables		(23,391)	(3,416)	(31,178)
(Increase) decrease in prepayments		(4,383)	(1,728)	4,662
Increase in inventories		(97,657)	(59,637)	(31,863)
(Decrease) increase in trade and other payables		(4,220)	(6,409)	14,083
		284,924	310,756	340,907
Interest received		2,252	2,353	2,251
Interest paid		(47,155)	(55,098)	(52,346)
Income tax paid		(34,884)	(54,383)	(40,404)

Net cash flows from operating activities		205,137	203,628	250,408
Which includes cash used in discontinued operations for	1.2	-	-	(2,611)

Consolidated statement of cash flows (continued)

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(77,680)	(80,214)	(71,355)
Purchase of intangible assets		(5,335)	(31,052)	(6,331)
Loans granted		(1,117)	-	-
Proceeds from sale of property, plant and equipment		4,199	12,441	6,353
Proceed loans granted		354	-	-
Proceeds from sale of financial instruments designated at fair value through other comprehensive income	9	-	-	694
Net cash flows used in investing activities		(79,579)	(98,825)	(70,639)

Which includes cash used in investment activities of discontinued operations for	1.2	-	-	(6,410)

Financing activities
Loan received	29	638,281	656,845	-
Income from settlement of derivative financial instruments		1,458	22,789	-
Payment for senior note purchase	29	-	(572,060)	-
Paid loan	29	(610,999)	(16,090)	-
Dividends paid	29	(120,647)	(171,790)	(124,993)
Payment of hedge finance cost	29	(14,935)	(26,443)	(26,708)
Purchase of treasury shares	17(c)	-	-	(34,216)
Contribution of non-controlling interests	1.3	-	1,405	491
Net cash flows used in financing activities		(106,842)	(105,344)	(185,426)
Net increase (decrease) in cash and cash equivalents		18,716	(541)	(5,657)
Net foreign exchange difference		483	392	(185)
Cash and cash equivalents as of January 1	6	49,067	49,216	80,215
Cash transferred to held assets for distribution	1.2	-	-	(34,178)
Change in cash and cash equivalents of discontinued operations	1.2	-	-	9,021

Cash and cash equivalents as of December 31	6	68,266	49,067	49,216
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(483)	(392)	185
Derecognition of impaired assets		-	3,401	-
Outstanding accounts payable related to acquisition of property, plant and equipment		8,698	4,627	5,368

See transfer of net assets and impairment on brine project that did not generated cash flows in notes 1.2 and 1.3.

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2019, 2018 and 2017

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchanges. The Company is a subsidiary of Inversiones ASPI S.A., which held 50.01 percent of the Company’s common shares as of December 31, 2019 and 2018. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, precast, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2019 was authorized by the Company’s Audit Committee, delegated by the Board of Directors, on April 29, 2020. The consolidated financial statements as of December 31, 2018 and for the year ended that date were approved by the General Shareholders’ Meeting on March 11, 2019.

As of December 31, 2019 and 2018, the consolidated financial statements comprised the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (in liquidation). As of the date of the consolidated financial statements, the Company maintained a 100 percent interest in all of its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete. In May 2017, it created Prefabricados del Pacífico S.A.C. (a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations).

Notes to the consolidated financial statements (continue)

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-

Salmueras Sudamericanas S.A. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 of the consolidated financial statements. As of December 31, 2017, Quimpac S.A. held a participation of 25.1% of the common shares of this entity. As of December 31, 2018 and during 2019, Quimpac held no common shares of this entity.

-	Calizas del Norte S.A.C. (in liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

-	Soluciones Takay S.A.C., an entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition, intermediation services for the management and development of real estate projects by natural and/or legal persons.

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2019, 2018 and 2017:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2019	2018	2019	2018	2019	2018	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	279,818	240,844	41,506	30,149	238,312	210,695	27,713	24,261	37,467
Distribuidora Norte Pacasmayo S.R.L. and subsidiary	326,949	308,158	184,904	178,905	142,045	129,253	13,108	4,867	(220)
Empresa de Transmisión Guadalupe S.A.C.	46,068	41,971	4,941	846	41,127	41,125	588	386	124
Salmueras Sudamericanas S.A., note 1.3	213	46	35	674	178	(628)	(94)	(2,620)	(50,942)
Calizas del Norte S.A.C. (in liquidation)	694	703	2	-	692	703	(11)	(3)	(121)
Soluciones Takay S.A.C.	2,120	-	2,588	-	(468)	-	(1,674)	-	-
Fosfatos del Pacífico S.A., note 1.2	-	-	-	-	-	-	-	-	(1,216)

Notes to the consolidated financial statements (continued)

1.1	Business combination –

On October 5, 2018, Distribuidora Norte Pacasmayo S.R.L. acquired certain assets of a third party through the disbursement of US$12,335,000.

The assets´ purchase was classified as the acquisition of a business in accordance with the IFRS 3 “Business Combinations” and was recorded under the “Acquisition” method reflecting their fair values at the purchase date in accordance with IFRS 3. These values were recorded in the separate financial statements of Distribuidora Norte Pacasmayo S.R.L. as of that date, as well as the resulting goodwill. The carrying amounts and fair values of the assets identified as of the acquisition date were as follows:

Fair value
S/(000)

Inventories	6,849
Machinery and equipment	2,749
Brand and other intangibles, note 11 (c)	25,152
Deferred income tax asset	1,866
36,616

Goodwill, note 12	4,459

Total assets acquired	41,075

The methodology used to determine the fair values at the acquisition date for each of the items evaluated are the following:

(i)	Inventories -

The fair value corresponded to the estimated sale price, less the estimated costs to carry out the sale.

(ii)	Fixed assets -

For the determination of the fair value of the fixed assets, technical reports prepared by an independent appraiser were used.

(iii)	Brand and other intangibles -

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

Notes to the consolidated financial statements (continued)

The methods used by the Management of the Company to estimate the fair values of the intangible assets identified at the acquisition date were the “With / Without Method” (WWM) which estimates the value of the intangible as the differential between the value of the cash flows with and without the intangible asset, after discounting the returns for all the assets that contribute to the flow and the “Relief from Royalty” (RFR) method, which estimates the cash flows that the company saves for the payment of royalties that it would do if it did not have its own brand.

(iv)	Goodwill -

Goodwill comprises the fair value of the expected synergies that the Company expects to obtain when acquiring the assets. This goodwill is recorded at cost and corresponds to excess of the cost of acquisition (consideration transferred) and the fair value of the identifiable assets, including the brand and other intangible assets.

1.2	Spin-off project -

On September 2016, the Company’s General Shareholders’ Meeting approved a spin-off of a portion of net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project was to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The spin-off contemplated that for each common and investment share of Cementos Pacasmayo S.A.A., the shareholders would receive approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off was consummated; consequently, capital stock, investment shares, additional capital and legal reserve of the Company decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced in the amount of S/100,357,000.

On the other hand, as of the date of the spin-off’s consummation, part of the investment shares transferred to Fossal S.A.A. were owned by Cementos Pacasmayo S.A.A. (treasury shares). As a consequence, the Company received 9,148,373 investment shares of Fossal S.A.A. The transactions were recorded with a debit to financial instruments designated at fair value through other comprehensive income, for an amount of S/21,206,000 and a credit to equity for S/23,459,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000, see note 9.

The results from discontinued operations are presented in the consolidated statement of profit or loss, in a single line as a post-tax result from discontinued operations, related to the net losses generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), were presented as “net loss of discontinued operations” for the year 2017 and amounted to S/754,000.

Notes to the consolidated financial statements (continued)

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacífico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non- current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173

382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

1.3	Impairment on brine project -

In 2017, the Company decided to prioritize its investments in the development of products related to the manufacture and sale of cement and constructive solutions; therefore, the disposal of investments that are not in line with the strategic plan has been approved.

As a result of this decision, the Company has decided not to continue with the brine project recording a charge to results related to the impairment on the assets of this project amounted to S/47,582,000, which is presented in the item “impairment on subsidiary investment” in the consolidated statement the profit or loss of the year 2017.

The impairment was attributed to the equity holders of the parent and to the non-controlling interest for the amounts of S/25,444,000 and S/11,988,000, respectively, net of deferred income tax amounting to S/10,150,000.

Notes to the consolidated financial statements (continued)

On the other hand, non-controlling interest made contributions during 2018 and 2017 amounted to S/1,405,000 and S/491,000, respectively, and were presented in the consolidated statement of changes in equity as “contributions from non-controlling interest”. It should be noted that the contribution made by the non-controlling interest in 2018 was originated by the payment of certain penalties corresponding to the concessions contributed in previous years by the non-controlling interest.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2019 that did not require the restatement of previous financial statements, as explained in note 2.3.19.

2.2	Basis of consolidation -
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019 and 2018. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

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

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables, available-for-sale financial investments and derivative financial instruments.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).
-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments).
-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Notes to the consolidated financial statements (continued)

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, unless the Group changes its business model for its management.

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

Notes to the consolidated financial statements (continued)

The Group elected to classify irrevocably its non-listed equity investments under this category, see note 9.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading assets for trading derivate financial instruments, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statement of profit or loss.

As of December 31,2019, the Group did not have instruments classified in this category. As of December 31, 2018, the Group held assets for trading derivate financial instruments classified in this category.

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

Notes to the consolidated financial statements (continued)

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

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Notes to the consolidated financial statements (continued)

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, trading derivate financial instruments and financial liabilities designated upon initial recognition as at fair value through profit or loss.

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

As of December 31, 2019, the Group held liabilities for trading derivatives financial instruments classified in this category.

Loans and borrowings -

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

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

Notes to the consolidated financial statements (continued)

(iv)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)	Derivative financial instruments and hedge accounting –

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, cross currency swaps (CCS), to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

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

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges expect to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

Cash flow hedges

In case the cross currency swaps contracts are designated as hedging instrument, any gains or losses arising from changes in the fair value of derivatives is taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

In addition, we have cash flow hedges for trading, its changes in fair value are recorded directly in profit or loss.

In the case that the cash flow hedge is discontinued, the amount accumulated in other comprehensive income must remain in other comprehensive income accumulated if the covered cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the covered cash flows are given, any amount that remains in other comprehensive accumulated results must be recorded considering the nature of the underlying transaction.

(vi)	Fair value measurement

The Group measures financial instruments such as derivatives, and equity investment, at fair value at each balance sheet date.

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

Notes to the consolidated financial statements (continued)

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities
-	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
-	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, the Management of the Company analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

Notes to the consolidated financial statements (continued)

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above.

2.3.3	Foreign currencies -

The functional and presentation currency for the consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

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

Notes to the consolidated financial statements (continued)

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Leases -

The Group applied IFRS 16 for the first time on January 1, 2019, using the modified retroactive transition method, see effects of adoption in note 2.3.19. Under IFRS 16, the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration

Group as a lessee:

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right of use assets

The Group recognizes right-of-use assets at the commencement date of the lease (the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are subject to impairment assessment if indications of impairment are presented.

ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

Notes to the consolidated financial statements (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be paid under residual value guarantee or changes to future payments resulting from a change in an index or rate used to determine such lease payments.

The Group’s lease liabilities are included in “lease liabilities” in the consolidated statement of financial position.

iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value.

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in other income in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

During 2017 and 2018, the Group applied previous lease standard (IAS17), the main difference is that under this standard, payments for operating expenses in the consolidated statement of profit or loss on a lineal amortization basis throughout the lease period. The criteria for accounting for financial leases and income for leases when the Group acts as lessor were similar to those established in IFRS 16.

2.3.7	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met (see note 2.3.6). The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

Notes to the consolidated financial statements (continued)

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Reference is made to significant accounting judgments, estimates and assumptions (note 3) and decommissioning provisions (note 14).

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

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

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

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within “Property, plant and equipment” on the consolidated statement of financial position. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions considers expenditures incurred to the date of the calculation. If the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2019 and 2018, mining concessions of the Group corresponded to areas that contain raw material necessary for cement production.

Notes to the consolidated financial statements (continued)

2.3.9	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on useful live of the quarry to which relate. Expenditures that increase significantly the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized it’s the life on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.10	Intangible assets

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

Intangible assets with finite live are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized in an average term of ten years.

Notes to the consolidated financial statements (continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. As of December 31, 2019 and 2018, the Company maintained as intangible assets with an indefinite useful the fair value of the brand acquired in the transaction described in note 1.1.

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

Notes to the consolidated financial statements (continued)

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

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work are under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Notes to the consolidated financial statements (continued)

2.3.11	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.12	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation with detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

Notes to the consolidated financial statements (continued)

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

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

Rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free pre-tax rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Notes to the consolidated financial statements (continued)

Liabilities for environmental costs are recognized when a clean-up is probable, and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

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

The group is dedicated to the production and trading of cement, precast, concrete and quicklime, as well as trade of construction supplies. These goods are sold in contracts with customers. The Group has concluded that it is principal in its sales agreements because it controls the goods or services before transferring to the customer.

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duty.

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

Notes to the consolidated financial statements (continued)

Rendering of services -

In the business segments of cement, quicklime, concrete, precast and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

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

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

2.3.17	Investment shares holds in treasury -

Owned equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Notes to the consolidated financial statements (continued)

2.3.18	Business combinations and goodwill -

A business consists of inputs and processes applied to those inputs that have the ability to create contribute to the creation of outputs. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses of the consolidated statement of profit or loss.

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

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the asset’s acquisitions described in note 1.1, over the fair value of the acquire assets.

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

Notes to the consolidated financial statements (continued)

The Group perform impairment tests of the goodwill annually. The impairment of the goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

2.3.19	New amended standards and interpretations –

IFRS 16 Leases

The Group applied IFRS 16 for the first time on January 1, 2019 through the modified retroactive transition method, the criteria for the recognition of asset for use rights and liabilities for leases are those described in note 2.3.6.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.23 percent per year in soles.

The change in the accounting policy affected the following items of the interim condensed consolidated statement of financial position:

-	Increase in right-of-use assets (“Other assets” caption) by S/124,000.
-	Increase in lease liabilities by S/137,000.
-	Reduction of accumulated results in equity by S/13,000.

Several other amendments and interpretations, including IFRIC 23 “Uncertainty over Income Tax Treatments” apply for the first time as of January 1, 2019, but do not have an impact on the consolidated financial statements of the Group.

The Group has not adopted early any standard, interpretation or modification that has been issued but is not yet in force

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

Notes to the consolidated financial statements (continued)

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

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8, 2.3.9 and 2.3.10.
-	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.
-	Ore reserve and resource estimates – note 2.3.11.
-	Review of asset carrying values and impairment charges – notes 2.3.2, 2.3.12, 10 and 11.
-	Income tax – notes 2.3.16 and 16.
-	Cash flow hedges – notes 2.3.2(v) and 30(b).

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that are issued, but not yet effective, up to the date of issuance of the financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’.

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

Amendments to IFRS 3: Business definition

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations” to help entities determine when a set of acquired activities and assets is a business or not. The minimum requirements for a business are clarified, the evaluation of whether a market participant is capable of replacing any missing element is eliminated, a guide is added to help entities assess whether an acquired process is significant, specifies definition of business and products and introduces an optional test of fair value concentration. New illustrative examples were provided along with the modifications.

These modifications are applied prospectively to transactions or events that occur on or after the entry into force, the consolidated financial statements of the Group will not be affected by these modifications.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration (the “SBS”). As of December 31, 2019 the exchange rates for transactions in U.S. dollars, published by the SBS, were S/3.311 for purchase and S/3.317 for sale (S/3.369 for purchase and S/3.379 for sale as of December 31, 2018).

As of December 31, 2019 and 2018, the Group had the following assets and liabilities in U.S. dollars:

	2019	2018
	US$(000)	US$(000)

Assets
Cash and cash equivalents	993	4,007
Trade and other receivables	5,741	5,135
Advances to suppliers	2,586	1,250
	9,320	10,392

Liabilities
Trade and other payables	(5,975)	(29,618)
Interest-bearing loans and borrowings	(157,263)	(149,612)
	(163,238)	(179,230)
Cross currency swap position	150,000	150,000

Net monetary position	(3,918)	(18,838)

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, the Group had cross currency swap agreements for its bonds (denominated in U.S. dollars), see note 15. Of the US$150,000,000 shown in the cross currency swap position, there are underlying liabilities for US$131,612,000. The difference of US$18,388,000 is maintained as trading derivative financial instruments.

During 2019, the net gain originated by the exchange difference was approximately S/729,000 (net loss from exchange difference of approximately S/8,377,000 during 2018), all these results are presented in "Gain (loss) from exchange difference, net" in the consolidated statement of profit or loss. The net loss from exchange difference for the year 2018 included a loss of S/4,293,000 originated by cash flow hedging instruments that changed to trading condition.

6.	Cash and cash equivalents
(a)	This item comprised the following:

	2019	2018
	S/(000)	S/(000)

Cash on hand	149	152
Cash at banks (b)	16,617	18,821
Short-term deposits (c)	51,500	30,094

	68,266	49,067

(b)	Cash at banks is denominated in local currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	As of December 31, 2019 and 2018, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2020 and January and February 2019, respectively.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables
(a)	This item comprised the following:

	Current		Non-current
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	100,201	80,328	-	-
Other accounts receivable (c)	12,973	3,353	386	-
Other receivables from sale of fixed assets	1,023	3,967	732	923
Loans granted	1,566		198
Loans to employees	1,398	1,032	-	-
Accounts receivable from Parent company and affiliates, note 26	1,171	3,209	-	-
Interest receivables, note 6(c)	408	164	-	-
Indemnification from insurance	231	10,366	-	-
Funds restricted to tax payments	-	331	-	-
Allowance for expected credit losses (d)	(3,747)	(2,295)	-	-

Financial assets classified as receivables (e)	115,224	100,455	1,316	923
Value-added tax credit	4,956	2,308	3,157	3,402
Tax refund receivable	350	206	9,242	9,241
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)

Non-financial assets classified as receivables	5,306	2,514	3,365	3,609
	120,530	102,969	4,681	4,532

(b)	Trade account receivables have current maturities (30 to 90 days) and those overdue interest bearing.

(c)	As of December 31, 2019, includes principally accounts receivable from a third party for the sale of regional and local public investment certificates (CIPRL) for S/9,900,000. These certificates were delivered to the Group by the Peruvian Government as compensation for the investment made in a public work and constitute a security that can be used for the payment of taxes by any entity.

Notes to the consolidated financial statements (continued)

(d)	The movement of the allowance for expected credit losses is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Opening balance	11,329	1,685	781
Additions	1,452	9,717	1,190
Recoveries	-	(62)	-
Write-off	-	(11)	(286)

Ending balance	12,781	11,329	1,685

As of December 31, 2019, the additions included S/1,452,000 related to the allowance for expected credit losses for trade receivables (S/683,000 as of December 31,2018), which are presented in “Selling and distribution expenses” in the consolidated statement of profit or loss, see note 21.

As of December 31, 2018, the additions included S/9,034,000 related to the allowance for expected credit losses for tax refund receivable, see note 23.

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2019 and 2018, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019	116,540	92,325	12,525	531	1,635	-	9,524
2018	101,378	32,591	43,441	9,303	3,364	620	12,059

Notes to the consolidated financial statements (continued)

8.	Inventories
(a)	This item comprised the following:

	2019	2018
	S/(000)	S/(000)

Goods and finished products	22,133	16,832
Work in progress	166,999	133,972
Raw materials	167,159	118,816
Packages and packing	3,721	2,025
Fuel	3,159	2,715
Spare parts and supplies	168,241	163,540
Inventory in transit	4,845	1,858
	536,257	439,758
Less - Provision for inventory obsolescence (b)	(17,253)	(14,975)
	519,004	424,783

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Opening balance	14,975	11,167	8,449
Additions	2,498	3,808	3,183
Recoveries	(220)	-	(465)
Final balance	17,253	14,975	11,167

9.	Financial investment designated at fair value through OCI
(a)	Movement in financial investment designated at fair value through OCI is as follow:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Beginning balance	26,883	21,206	657
Fair value change recorded in other comprehensive income	(8,659)	5,677	37
Investment shares from spin-off, note 1.2	-	-	21,206
Disposals	-	-	(694)

Ending balance	18,224	26,883	21,206

(b)	As of December 31, 2019 and 2018, corresponded to 9,148,373 investment shares of Fossal S.A.A., as a result of the execution of the spin-off project, explained in note 1.2. These shares represented 7.76% of equity of Fossal S.A.A., see characteristics of investment shares in note 17(b).

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment, net
(a)	The composition and movement in this caption as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interest	Work in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2018	76,808	45,247	228,558	676,937	1,591,059	31,401	122,318	58,413	6,089	64,904	42,872	2,944,606
Additions	194	4,838	12,701	-	19,993	534	3,294	742	-	-	37,178	79,474
Disposals	-	-	(2,325)	(691)	(6,588)	(3)	(10,089)	(11,547)	(4,574)	-	(699)	(36,516)
Transfers, note 11	(98)	(2,235)	1,490	(1,400)	17,913	209	306	979	-	-	(20,225)	(3,061)
As of December 31, 2018	76,904	47,850	240,424	674,846	1,622,377	32,141	115,829	48,587	1,515	64,904	59,126	2,984,503
Additions	-	6,497	9,014	-	10,177	295	10,739	1,119	-	-	43,910	81,751
Disposals	(854)	-	(386)	-	(2,038)	(25)	(3,137)	-	-	-	(94)	(6,534)
Transfers, note 11	85	(2,642)	2,603	9,492	36,526	428	137	1,245	-	-	(55,493)	(7,619)

As of December 31, 2019	76,135	51,705	251,655	684,338	1,667,042	32,839	123,568	50,951	1,515	64,904	47,449	3,052,101

Accumulated depreciation
As of January 1, 2018	12,119	9,750	-	85,794	382,634	27,915	72,979	42,766	1,434	2,936	-	638,327
Additions	-	551	-	17,782	89,644	732	12,408	3,967	52	1,522	-	126,658
Disposals	-	-	-	(161)	(5,443)	(2)	(8,627)	(11,541)	(1,431)	-	-	(27,205)
Transfers and reclassifications, note 11	-	(326)	-	-	-	-	-	-	-	-	-	(326)
As of December 31, 2018	12,119	9,975	-	103,415	466,835	28,645	76,760	35,192	55	4,458	-	737,454
Additions	65	424	-	18,047	90,385	760	9,098	3,589	44	1,520	-	123,932
Disposals	-	-	-	-	(1,636)	(25)	(2,631)	-	-	-	-	(4,292)
Transfers and reclassifications	-	(328)	-	(266)	563	-	-	31	-	-	-	-

As of December 31, 2019	12,184	10,071	-	121,196	556,147	29,380	83,227	38,812	99	5,978	-	857,094

Impairment mining assets (b)
As of January 1, 2018	42,858	24,048	258	13,837	12,166	201	26	454	3,143	-	735	97,726
Additions	-	-	(258)	-	-	-	-	-	(3,143)	-	-	(3,401)
As of December 31, 2018	42,858	24,048	-	13,837	12,166	201	26	454	-	-	735	94,325
Reclassifications	-	-	-	(259)	259	-	-	-	-	-	-	-

As of December 31, 2019	42,858	24,048	-	13,578	12,425	201	26	454	-	-	735	94,325

Net book value
As of December 31, 2018	21,927	13,827	240,424	557,594	1,143,376	3,295	39,043	12,941	1,460	60,446	58,391	2,152,724
As of December 31, 2019	21,093	17,586	251,655	549,564	1,098,470	3,258	40,315	11,685	1,416	58,926	46,714	2,100,682

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly included net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. This item also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years, Management recognized a full impairment charge of approximately S/97,726,000 related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipment. From this amount, S/42,858,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

During 2017, the Group recognized an impairment on the brine project, as explained in note 1.3, derecognized mining concessions and other assets related to said project for S/1,732,000.

(c)	There were no additions under leases during 2019 neither under finance leases during 2018.

(d)	The Group has assessed the recoverable amount of its remaining long-term assets and did not find indicators of an impairment loss of these assets as of December 31, 2019 and 2018.

(e)	Work in progress included in property, plant and equipment as of December 31, 2019 amounted to S/46,714,000 (S/58,391,000 as of December 31, 2018) and is mainly related to complementary facilities of the cement plants.

(f)	As of December 31, 2019, the Group maintained accounts payable related to the acquisition of property, plant and equipment for S/8,698,000 (S/4,627,000 as of December 31, 2018), see note 13.

Notes to the consolidated financial statements (continued)

11.	Intangible assets
(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2018	10,225	1,025	341	45,659	57,250
Additions	1,569	23,518	1,634	1,129	27,850
Transfers, note 10	2,020	-	-	1,041	3,061
As of December 31, 2018	13,814	24,543	1,975	47,829	88,161
Additions	3,712	-	-	1,623	5,335
Disposals	-	-	-	(726)	(726)
Transfers and reclassifications, note 10	7,619	-	-	-	7,619

As of December 31, 2019	25,145	24,543	1,975	48,726	100,389

Accumulated amortization
As of January 1, 2018	4,703	111	37	5,513	10,364
Additions	2,003	691	34	393	3,121
Transfers, note 10	-	-	-	326	326
As of December 31, 2018	6,706	802	71	6,232	13,811
Additions	2,470	2,454	-	878	5,802
Disposals	-	-	-	(59)	(59)

As of December 31, 2019	9,176	3,256	71	7,051	19,554

Impairment of assets (b)
As of January 1, 2018	-	-	-	33,469	33,469
As of December 31, 2018	-	-	-	33,469	33,469

As of December 31, 2019	-	-	-	33,469	33,469

Net Value
As of December 31, 2018	7,108	23,741	1,904	8,128	40,881
As of December 31, 2019	15,969	21,287	1,904	8,206	47,366

(b)	As of December 31, 2019 and 2018, the exploration and evaluation assets included mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During 2019, additions and transfers mainly comprised the implementation of the SAP system. During 2018, the Group acquired brand and other intangibles for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date, see note 1.1.

(d)	As of December 31, 2019 and 2018, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

12.	Goodwill

As of December 31, 2019 and 2018, the amount for goodwill was to S/4,459,000, from the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L., see note 1.1.

The Group has assessed the recoverable amount of its goodwill and has determined that there are no indicators of an impairment loss of this asset as of December 31, 2018 and 2019.

13.	Trade and other payables

This item comprised the following:

	2019	2018
	S/(000)	S/(000)

Trade payables	84,894	68,066
Dividends payable, note 17(g)	52,523	19,331
Remuneration payable	18,007	15,605
Interest payable	24,809	10,390
Taxes and contributions	12,047	8,715
Board of Directors’ fees	5,917	6,167
Hedge finance cost payable	5,922	6,033
Guarantee deposits	5,799	4,332
Advances from customers	11,775	5,536
Account payable to the principal and affiliates, note 26	1,772	209
Accounts payable related to the acquisition of property, plant and equipment, note 10(f)	8,698	4,627
Other accounts payable	5,136	5,554

	237,299	154,565

Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly corresponded to invoices payable to domestic suppliers. These invoices are non-interest bearing and are normally settled in 60 to 120 days.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

14.	Provisions

This item comprised the following:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2019	14,341	36,000	1,489	51,830
Additions, note 22	15,169	6,523	-	21,692
Unwinding of discounts, note 25	-	118	340	458
Payments and advances	(15,607)	(34,127)	-	(49,734)

At December 31, 2019	13,903	8,514	1,829	24,246

Current portion	13,903	2,700	-	16,603
Non-current portion	-	5,814	1,829	7,643

	13,903	8,514	1,829	24,246

At January 1, 2018	20,147	30,322	2,399	52,868
Additions, note 22	15,712	9,495	-	25,207
Unwinding of discounts, note 25	-	767	-	767
Change in estimates, note 23	-	-	(910)	(910)
Payments and advances	(21,518)	(4,584)	-	(26,102)

At December 31, 2018	14,341	36,000	1,489	51,830

Current portion	14,341	32,112	-	46,453
Non-current portion	-	3,888	1,489	5,377

	14,341	36,000	1,489	51,830

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to distribute between 8% and 10% of annual taxable income to employees. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate.

Rehabilitation provision -

As of December 31, 2019 and 2018, the rehabilitation provision corresponded to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011 and closed in 2018), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by Management. The range of sol risk free discount rates used in the calculation of the present value of this provision as of December 31, 2019 and 2018 was 6.52 to 7.65 percent, respectively.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

15.	Financial obligations

This item comprised the following:

	Currency	Nominal interest rate	Maturity	2019	2018
		%		S/(000)	S/(000)

Short-term promissory notes
BBVA	US$	2.70	May 8, 2020	8,293	-
Banco de Crédito del Perú	S/	4.64	June 18, 2020	13,689	-
Banco de Crédito del Perú	US$	3.36	August 6, 2020	5,307	-
Banco de Crédito del Perú	US$	3.23	August 14, 2020	4,864	-
Banco de Crédito del Perú	US$	3.16	October 9, 2020	16,867	-
Scotiabank Perú S.A.A.	US$	3.00	October 10, 2020	43,121	-
Scotiabank Perú S.A.A.	US$	2.35	November 27, 2020	6,633	-
Banco de Crédito del Perú	US$	3.43	April 15, 2019	-	16,895
Scotiabank Perú S.A.A.	US$	3.40	October 10, 2019	-	43,927

Total current				98,774	60,822

Senior Notes
Principal, net of issuance costs	US$	4.50	February 8, 2023	434,380	441,786
Principal, net of issuance costs	S/	6.69	February 1, 2029	259,440	-
Principal, net of issuance costs	S/	6.84	February 1, 2034	309,310	-

Mid-term promissory notes (bridge loans)
Banco de Crédito del Perú	S/	5.70	-	-	169,000
Banco de Crédito del Perú	S/	5.70	-	-	411,769

Total non-current				1,003,130	1,022,555
Current portion				98,774	60,822
Non-current portion				1,003,130	1,022,555

Short-term promissory notes

Financing with Banco de Crédito del Perú, BBVA Perú and Scotiabank was obtained for working capital and with the purpose of resolving the acquisition of the business described in note 1.1. The short-term promissory notes have a current maturity and maintain an effective interest rate of 2.35 to 4.64 percent per year.

Notes to the consolidated financial statements (continued)

Senior Notes denominated in U.S. dollars

The General Shareholder’s Meeting held on January 7, 2013 approved a financing transaction for the Company. In connection with this approval, the Board of Directors’ Meeting held on January 24, 2013 approved the issuance of Senior Notes (the “Senior Notes”) through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, and the listing of the Senior Notes on the Global Exchange Market of the Irish Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Notes denominated in U.S. dollars with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company used a portion of the net proceeds from the offering to prepay certain of its existing debt and the difference in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following subsidiaries of the Company: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (in liquidation).

The Board of Directors’ Meeting held on November 26, 2018 approved the repurchase of a portion of the Senior Notes. As a result, the Company acquired senior notes for an amount of US$168,388,000. Consequently, as of December 31, 2018, US$131,612,000 (S/436,557,000) in Senior Notes was outstanding. To finance this repurchase, the Company obtained medium-term promissory notes from Banco de Crédito del Perú (bridge loans) for a total of S/580,769,000, which were paid with the proceeds from the issuance of senior notes denominated in soles in January 2019, as described bellow.

As a result of the purchase of the Senior Notes described above, the Company’s Management determined that it was not necessary to continue with all of the derivative financial instruments to hedge those liabilities. Accordingly, during December 2019, the Company settled US$150,000,000 of a total of US$300,000,000 of the previously outstanding derivative hedges that it had entered into in connection with the issuance of the Senior Notes. The loss from this settlement amounted to S/34,887,000, which is presented in “cumulative net loss on settlement of derivative financial instruments” in the consolidated statement of profit and loss for the year ended December 31, 2018. As of December 31, 2019 and 2018, the Company had hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are denominated in U.S. dollars, see note 29.

Senior Notes denominated in Soles

The General Shareholders' Meeting held on January 8, 2019 approved the issuance of senior notes denominated in soles (the “Soles Senior Notes”) in the local market up to a maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of the Company, with the proceeds to be sued to pay the bridge loans described in second preceding paragraph. On January 31, 2019, Soles Senior Notes were issued for: i) S/260,000,000 at an interest rate of 6.688 percent per year and maturity of 10 years and ii) S/310,000,000 at an interest rate of 6.844 percent per year and maturity of 15 years.

The Soles Senior Notes issued in January 2019 are guaranteed by the following subsidiaries of the Company: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

Financial covenants

The financial covenants related to the Senior Notes and the Soles Senior Notes provide that in order for the Company and its guarantor subsidiaries to issue debt or equity instruments or merge with another company or dispose or lease all or substantially all of their assets, the Company and Guarantee Subsidiaries must comply with the following ratios:

-	The fixed charge covenant ratio of at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2019 and 2018, the Company was in compliance with all the covenants in force under the Senior Notes and Soles Senior Notes.

As of December 31, 2019 and 2018, accrued interest on the Senior Notes and Soles Senior Notes was recognized in the consolidated statement of profit or loss in the amounts of S/56,081,000 and S/45,358,000, respectively, see note 25.

Notes to the consolidated financial statements (continued)

16.	Deferred income tax assets and liabilities

	As of January 1, 2018	Effect on profit or loss	Effect on OCI	Effect on equity	Effect on asset	As of December 31, 2018	Effect on profit or loss	Effect on OCI	As of December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Effect of tax-loss carry forward	-	-	-	-	-	-	2,614	-	2,614
Provision of discounts and bonuses to customers	-	137	-	-	-	137	1,895	-	2,032
Provision for vacations	76	13	-	-	-	89	1,640	-	1,729
Allowance for expected credit losses for other receivables	-	2,665	-	-	-	2,665	(1,691)	-	974
Effect of differences between book and tax bases of inventories.	-	-	-	-	-	-	922		922
Allowance for expected credit losses for trade receivables	4	65	-	-		69	763	-	832
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	34	82	-	-	-	116	82	-	198
Other	28	(6)	-	-	-	22	367	-	389
	142	2,956	-	-	-	3,098	6,592	-	9,690
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	-	-	-	-	-	-	(2,259)	-	(2,259)
Other	-	-	-	-	-	-	(12)	-	(12)
	-	-	-	-	-	-	(2,271)	-	(2,271)
Total deferred income tax assets	142	2,956	-	-	-	3,098	4,321	-	7,419

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets, note 1.3	17,087	-	-	-	-	17,087	-	-	17,087
Impairment of mining assets	8,217	(571)	-	-	-	7,646	(523)	-	7,123
Provision for spare parts and supplies obsolescence	3,192	1,039	-	-	-	4,231	732	-	4,963
Provision for vacations	3,829	296	-	-	-	4,125	(1,054)	-	3,071
Long-term incentive plan	8,945	1,675	-	-	-	10,620	(8,109)	-	2,511
Financial instruments designated at fair value through OCI	2,253	-	-	(2,253)	-	-	-	879	879
Rehabilitation provision	507	(269)	-	-	-	238	301	-	539
Allowance for expected credit losses for trade receivables	489	107	-	-	-	596	(495)	-	101
Effect of differences between book and tax bases of inventories	-	-	-	-	922	922	(922)	-	-
Provision of discounts	1,093	(99)	-	-	-	994	(994)	-	-
Other	1,441	180	-	-	-	1,621	(1,272)	-	349
	47,053	2,358	-	(2,253)	922	48,080	(12,336)	879	36,623
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(153,265)	(12,101)	-	-	-	(165,366)	(12,082)	-	(177,448)
Net gain on cash flow hedge	(144)	8,137	(11,612)	-	-	(3,619)	(354)	754	(3,219)
Effect of costs of issuance of senior notes	(2,422)	1,558	-	-	-	(864)	(146)	-	(1,010)
Financial instruments designated at fair value through OCI	-	-	(1,675)	-	-	(1,675)	-	1,675	-
Other	(45)	-	-	-	-	(45)	-	-	(45)
	(155,876)	(2,406)	(13,287)	-	-	(171,569)	(12,582)	2,429	(181,722)
Total deferred income tax liabilities, net	(108,823)	(48)	(13,287)	(2,253)	922	(123,489)	(24,918)	3,308	(145,099)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the 2019, 2018 and 2017 is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	194,353	116,141	128,417
Loss before income tax from discontinued operations	-	-	(1,305)
Accounting profit before income tax	194,353	116,141	127,112
At statutory income tax rate of 29.5%	(57,334)	(34,262)	(37,498)

Permanent differences
Non-deductible expenses, net	(4,181)	(6,546)	(8,776)
Effect of tax-loss carry forward non-recognized	(791)	(187)	(246)
Dividends obtained from available-for-sale investments	-	-	39
At the effective income tax rate of 32% in 2019 (2018: 35% and 2017: 37%)	(62,306)	(40,995)	(46,481)

Income tax from continuing operations	(62,306)	(40,995)	(47,032)
Income tax from discontinued operations	-	-	551

	(62,306)	(40,995)	(46,481)

The income tax expenses shown for the years ended December 31, 2019, 2018 and 2017 are:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(41,702)	(42,959)	(58,161)
Deferred	(20,604)	1,964	11,129

	(62,306)	(40,995)	(47,032)

The income tax recorded directly to other comprehensive income represents a gain of S/3,308,000 for 2019, a loss of S/13,287,000 for 2018 and a gain of S/11,339,000 for 2017.

Notes to the consolidated financial statements (continued)

Following is the composition of deferred income tax related to items recognized in OCI and equity during the year:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	2,554	(1,675)	62
Tax effect on unrealized gain (loss) on derivative financial asset	754	(2,354)	11,277
Transfer to profit or loss hedge derivate financial instruments which changed to a trading condition.	-	(9,258)	-

Total deferred income tax in OCI	3,308	(13,287)	11,339

Other	-	(2,253)	2,253

Total deferred income tax in equity	-	(2,253)	2,253

As of December 31, 2019, 2018 and 2017, it was not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/83,822,000 (2018: S/72,140,000), which should not be recognized in the consolidated financial statements according with IAS 12.

17.	Equity
(a)	Capital stock -

As of December 31, 2019 and 2018, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one sol per share. As of December 31, 2019 from the total outstanding common shares, 31,066,186 were listed on the New York Stock Exchange and 392,802,263 in the Lima Stock Exchange. As of December 31, 2018, 60,577,811 common shares were listed on the New York Stock Exchange and 363,290,638 common shares were listed on the Lima Stock Exchange.

Notes to the consolidated financial statements (continued)

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors or officers of the Company. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

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

As of December 31, 2019 and 2018, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one sol per share.

(c)	Treasury shares -

As of December 31, 2019 and 2018, the Company maintained 36,040,497 investment shares held in treasury amounting to S/121,258,000.

In January 2017 and October 2015, the Company acquired 7,911,845 and 37,276,580 investment shares for S/34,216,000 and S/108,248,000, respectively. In March 2017, as a result of the execution of the spin-off project described in note 1.2, the Company obtained 9,148,373 of its treasury investment shares, see note 9.

(d)	Additional paid-in capital -

As of January 1, 2017, additional paid-in capital was represented mainly by S/561,191,000 obtained as a result of the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) listed on the New York Stock Exchange and Lima Stock Exchange in 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of the listed shares.

In March and December 2017, the Company recognized a debit for S/118,569,000 and a credit for S/6,759,000 in this caption as a result of the spin-off of the interest in Fosfatos del Pacífico S.A. and the impairment of the brine project, respectively, see notes 1.2 and 1.3.

(e)	Legal reserve -

Provisions of the Peruvian General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

Notes to the consolidated financial statements (continued)

(f)	Other accumulated comprehensive results - This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2019	2018	2017

Approval date in Board of Directors	November 18, 2019	September 21, 2018	October 26, 2017
Declared dividends per share to be paid in cash S/	0.36000	0.38000	0.35000
Declared dividends S/(000):	154,119	161,396	149,837

As of December 31, 2019 and 2018, dividends payable amounted to S/52,523,000 and S/19,331,000 respectively. During 2019 and 2017, in order to comply with Peruvian law, S/280,000 and S/189,000, respectively, corresponding to dividends payable with aging greater than ten years were transferred from “Dividends payable” to “Legal reserve” in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

18.	Sales of goods

This item comprised the following:

	As of December 31, 2019
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	1,065,857	197,268	25,909	-	-	-	1,289,034
Sale of construction supplies	-	-	-	-	67,225	-	67,225
Sale of quicklime	-	-	-	36,109	-	-	36,109
Sale of other	-	-	-	-	-	333	333

	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

Moment of the revenue recognition
Goods transferred at a point in time	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

	As of December 31, 2018
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	975,577	136,705	22,414	-	-	-	1,134,696
Sale of construction supplies	-	-	-	-	68,982	-	68,982
Sale of quicklime	-	-	-	57,564	-	-	57,564
Sale of other	-	-	-	-	-	1,692	1,692

	975,577	136,705	22,414	57,564	68,982	1,692	1,262,934

Moment of the revenue recognition
Goods transferred at a point in time	975,577	136,705	22,414	57,564	68,982	1,692	1,262,934

Notes to the consolidated financial statements (continued)

	As of December 31, 2017
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	944,091	110,202	17,466	-	-	-	1,071,759
Sale of construction supplies	-	-	-	-	66,442	-	66,442
Sale of quicklime	-	-	-	80,707	-	-	80,707
Sale of other	-	-	-	-	-	1,842	1,842

	944,091	110,202	17,466	80,707	66,442	1,842	1,220,750

Moment of the revenue recognition
Goods transferred at a point in time	944,091	110,202	17,466	80,707	66,442	1,842	1,220,750

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of delivery.

Notes to the consolidated financial statements (continued)

19.	Cost of sales

This item comprised the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	16,832	27,386	21,427
Beginning balance of work in progress, note 8(a)	133,972	105,882	107,882
Consumption of miscellaneous supplies	307,057	265,576	232,840
Maintenance and third-party services	225,467	181,128	167,735
Depreciation and amortization	115,245	117,273	109,262
Shipping costs	123,989	107,221	103,928
Personnel expenses, note 22(b)	101,185	84,190	76,523
Costs of packaging	44,416	38,483	32,011
Other manufacturing expenses	26,775	19,871	14,616
Ending balance of goods and finished products, note 8(a)	(22,133)	(16,832)	(27,386)
Ending balance of work in progress, note 8(a)	(166,999)	(133,972)	(105,882)

	905,806	796,206	732,956

20.	Administrative expenses

This item comprised the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 22(b)	84,359	84,660	94,437
Third-party services	52,974	51,553	65,435
Depreciation and amortization	14,573	12,046	14,949
Donations	8,796	9,934	7,305
Board of Directors compensation	6,696	6,815	6,555
Taxes	4,980	4,760	3,756
Consumption of supplies	1,671	1,826	2,743
Environmental expenditures, note 28	433	547	437

	174,482	172,141	195,617

Notes to the consolidated financial statements (continued)

21.	Selling and distribution expenses

This item comprised the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 22(b)	26,818	21,707	17,982
Third-party services	8,636	7,549	7,392
Advertising and promotion	6,981	13,149	14,066
Allowance for expected credit losses, note 7 (d)	1,452	683	1,190
Other	646	1,029	1,048

	44,533	44,117	41,678

22.	Employee benefits expenses
(a)	Employee benefits expenses are made up as follow:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Wages and salaries	128,809	107,128	95,684
Legal bonuses	16,837	15,156	14,133
Vacations	15,461	14,305	12,572
Workers‘ profit sharing, note 14	15,169	15,712	21,554
Social contributions	25,468	21,523	20,626
Long-term compensation, note 14	6,523	9,495	11,401
Cessation payments	2,044	3,524	9,201
Training	860	2,344	2,557
Others	1,191	1,370	1,214

	212,362	190,557	188,942

(b)	Employee benefits expenses are allocated as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Cost of sales, note 19	101,185	84,190	76,523
Administrative expenses, note 20	84,359	84,660	94,437
Selling and distribution expenses, note 21	26,818	21,707	17,982

	212,362	190,557	188,942

Notes to the consolidated financial statements (continued)

23.	Other operating income (expense), net
(a)	This item comprised the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Income from management and administrative services provided to related parties, note 26	1,744	1,765	1,560
Income from land rental and office lease, note 26	722	707	682
Recovery of expenses	525	534	796
Changes in the estimation of rehabilitation provision, note 14	-	910	-
Net gain (loss) on disposal of property, plant and equipment and intangible	(1,846)	4,599	42
Write-off for disasters (b)	(357)	(784)	(9,688)
Allowance for expected credit losses, note 7(d)	-	(9,034)	-
Reconstruction of public road network destroyed by the Coastal El Niño	-	(5,675)	(1,209)
Other minor, net	1,857	(1,719)	3,460

	2,645	(8,697)	(4,357)

(b)	During the first quarter of 2017, Peru was affected by the natural phenomenon called Coastal El Niño, which caused heavy rains, floods and mudslides in northern Peru. The economic losses associated with damage to inventories, machinery and equipment and cost overruns for damage to roads necessary for the distribution of merchandise to customers, which as of December 31, 2018 and 2017 amounted to S/784,000 and S/9,688,000 respectively, this amount is presented net of the compensation recognized by the insurance company.

Of the total amount recognized by the insurance company, S/231,000 pending collection as of December 31, 2019 (S/7,876,000 as of December 31,2018).

24.	Finance income

This item comprised the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Interest on term deposits	1,014	1,111	1,342
Interest on accounts receivable	715	745	954
Credit value adjust on cross currency swaps	99	-	3,307
Other finance income	748	511	239

	2,576	2,367	5,842

Notes to the consolidated financial statements (continued)

25.	Finance costs

This item comprised the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 15	56,081	45,380	45,358
Finance cost on cross currency swaps	14,958	26,185	26,140
Interest on promissory notes	5,537	2,505	-
Expenses for the purchase and amortization of issuance costs of senior notes	807	9,874	1,644
Counterparty credit risk in cross currency swaps	-	2,306	-
Other	145	321	95

Total interest expense	77,528	86,571	73,237
Unwinding of discount of provisions, note 14	458	767	522

Total finance costs	77,986	87,338	73,759

26.	Related party disclosure

Transactions with related entities -

During 2019, 2018 and 2017, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	12	12
Fees for management and administrative services	544	548	595
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 28	344	339	336
Income from office lease	323	318	315
Fossal S.A.A. (Fossal)
Income from office lease	15	12	16
Fees for management and administrative services	40	42	46
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	28	26	40
Fees for management and administrative services	1,160	1,175	917
Expense
Security services provided by Compañía Minera Ares	1,989	2,059	1,195

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2019 and 2018:

	2019		2018
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	543	-	1,487	-
Inversiones ASPI S.A.	157	-	1,240	-
Compañía Minera Ares S.A.C.	207	1,772	242	209
Otros	264	-	240	-

	1,171	1,772	3,209	209

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2019, 2018 and 2017, the Group did not record allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2019, the total short-term compensation amounted to S/23,692,000 (2018: S/24,129,000) and the total long-term compensation amounted to S/6,523,000 (2018: S/9,495,000), and there were no post-employment or contract termination benefits or share-payments.

27.	Earnings per share (EPS)

Basic earnings per share (EPS) amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	132,047	76,699	94,171
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	-	-	(389)
Net profit attributable to ordinary equity holders of the Parent	132,047	76,699	93,782
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	446,062

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	S/	S/	S/

Basic profit for common and investment shares from continuing operations	0.31	0.18	0.21
Basic loss for common and investment shares from discontinued operations	-	-	-
Basic profit for common and investment shares from continuing and discontinued operations	0.31	0.18	0.21

The weighted average number of shares in 2017, includes the weighted average effect of changes in treasury shares, as explained in note 17(c).

The Group had no dilutive potential ordinary shares as of December 31, 2019 and 2018.

There were no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

28.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2019, 2018 and 2017, the Group, as lessor, had a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/344,000, S/339,000 and S/336,000, respectively; see note 26.

Capital commitments

As of 31 December 2019, the Group had no significant capital commitments.

Other commitments

On August 29, 2018, the Company signed a gas supply contract with Olympic Peru that entered in force during 2019 by which the Company started to use gas in our Piura plant. The supply contract is for 18 years and covers most of the Company´s energy needs in the Piura plant. The contract has two phases: 1) the “spot phase”, in which the Company pays for the gas it uses; and the contract can be terminated at any time by either party without penalties and 2) the “take or pay phase”, in which the Company is required to pay for a minimum amount of gas established as a percentage of maximum gas requested to Olympic Peru (this percentage varies from 60 to 70% depending on the year), this phase has penalties by either party if any cancel the contract.  The unit prices of the gas are fixed for each year despite it is in the “spot” or the “take or pay” phase. We are currently in the spot phase. The contract enters in “take or pay” phase when the following conditions are met by Olympic Peru: 1) The Peruvian Government signs a gas distribution contract with a concessionaire (third party) in the Piura region, 2) Olympic Peru transfers the pipe to said concessionaire, and 3) commercial conditions to transport the gas between Olympic Peru and the distribution concessionaire are agreed. These three conditions are not under our control and we cannot reasonably estimate when they will be met.

Mining royalty

Third parties

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense as of December 31, 2019 and 2018 amounted to S/7,039,000 and S/6,023,000, respectively, and was recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay the equivalent of S/4.5 each for each metric ton of calcareous extracted, and the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2019, 2018 and 2017 amounted to S/1,012,000, S/1,179,000 and S/841,000, respectively, and was recognized as part of the cost of inventory production.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2019 and 2018 and 2017, the income tax rate was 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards would not result in significant contingencies for the Group as of December 31, 2019 and 2018.

The tax authority has the power to review and, if applicable, correct the income tax calculated by each company in the four years after the year of filing the tax return.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region was eliminated, eliminating the tax refund of the value added tax (VAT) and the exemption of VAT for the importation of goods that are destined for consumption in the Amazon.

Notes to the consolidated financial statements (continued)

The statements of income tax and VAT corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2015-2019	Dec. 2015-2019
Cementos Selva S.A.	2015-2019	Dec. 2015-2019
Distribuidora Norte Pacasmayo S.R.L.	2015-2019	Dec. 2015-2019
Empresa de Transmisión Guadalupe S.A.C.	2015-2019	Dec. 2015-2019
Salmueras Sudamericanas S.A.	2015-2019	Dec. 2015-2019
Calizas del Norte S.A.C. (in liquidation)	2015-2019	Dec. 2015-2019
Soluciones Takay S.A.C.	2019	Mar.2019-Dec.2019

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in Management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2019 and 2018.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2019	2018	2017
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIS	244	345	236
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	EAMP	189	202	201

					433	547	437

The Group incurs in environmental expenses related to environmental damages caused by current operations. These expenses amounted to S/433,000, S/547,000 and S/437,000 during 2019, 2018 and 2017, respectively. They were recorded as expenses in the year in which the expenses were incurred and are recognized in the administrative expenses item, see note 20. As of December 31, 2019 and 2018, the Group had no liabilities related to these expenses because all were liquid before the end of the year.

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2019 and 2018, the Group maintains a provision for the closing of the quarries exploited in operations amounting to S/1,829,000 and S/1,489,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 14.

Notes to the consolidated financial statements (continued)

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in the aggregate represent S/12,884,000. From this total amount, S/2,905,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from the municipality of Pacasmayo, Peru; S/2,298,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. During 2019, a provision was recorded for legal claims in the consolidated financial statements of S/693,085 (S/420,076 in 2018).

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of negotiation.

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

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include deposits, financial instruments designated at fair value through OCI and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2019 and 2018. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2019 and 2018.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2019 and 2018, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2019 and 2018, all of the Group’s borrowings were at a fixed rate of interest; consequently, Management determined that is not necessary to do an interest rate sensitivity analysis.

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

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in U.S. dollars, by using cross currency swaps contracts, see note 30 (a).

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar/sol exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2019	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(650)
	+10	(1,299)
	-5	650
	-10	1,299

2018	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(3,183)
	+10	(6,365)
	-5	3,183
	-10	6,365

Equity price risk -

The Group’s listed equity securities measured at level three of the fair value hierarchy are susceptible to market price risk arising from uncertainties about future values of the investment securities, see note 30.

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2019 and 2018, the Group had 6 customers, that owed the Group more than S/3,000,000, with each accounting for approximately 43% and 33% for all receivables owing, respectively. As of December 31, 2019, there were 22 customers with balances smaller than S/700,000 and less S/3,000,000, with each accounting for approximately 31% and 37% of the total amount receivable, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

Notes to the consolidated financial statements (continued)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2019 and 2018, the Group’s maximum exposure to credit risk for the components of carrying amounts is shown in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if this is necessary.

As of December 31, 2019 and 2018 no portion of Senior Notes will mature in less than one year.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2019
Interest-bearing loans adjusted by hedge	-	98,774	400,671	570,000	1,069,445
Interest	29,124	31,265	203,525	232,057	495,971
Hedge finance cost payable	-	14,703	36,757	-	51,460
Trade and other payables	174,888	50,364	-	-	225,252

As of December 31, 2018
Interest-bearing loans adjusted by hedge	-	60,822	981,440	-	1,042,262
Interest	10,006	44,436	101,243	-	155,685
Hedge finance cost payable	7,489	7,489	52,422	-	67,400
Trade and other payables	120,947	24,903	-	-	145,850

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2019
Inflows	-	-	-	44,527	-	44,527
Outflows	-	(1,601)	(7,394)	(36,210)	-	(45,205)
Net	-	(1,601)	(7,394)	8,317	-	(678)

Discounted at the applicable interbank rates	-	(1,595)	(7,280)	7,573	-	(1,302)

As of December 31, 2018
Inflows	1,470	-	-	75,955	-	77,425
Outflows	-	(1,631)	(7,448)	(50,025)	-	(59,104)
Net	1,470	(1,631)	(7,448)	25,930	-	18,321

Discounted at the applicable interbank rates	1,470	(1,625)	(7,336)	19,759	-	12,268

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1, 2018	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019
Hedge finance cost payable	6,033	-	14,824	-	(14,935)	-	-	-	5,922
Dividends payable	19,331	154,119	-	-	(120,647)	-	-	(280)	52,523
Interest-bearing loans	1,083,377	-	-	638,281	(610,999)	(9,562)	807	-	1,101,904

2018
Hedge finance cost payable	10,505	-	21,971	-	(26,443)	-	-	-	6,033
Dividends payable	29,725	161,396	-	-	(171,790)	-	-	-	19,331
Interest-bearing loans	965,290	-	-	661,390	(588,150)	39,520	5,327	-	1,083,377

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of the Senior Notes in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

30.	Fair value financial assets and liabilities

Financial assets -

Except derivate financial instruments and financial instruments designated at fair value through other comprehensive income, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are which non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(a)	Derivative financial instruments -

Derivates liabilities of hedging -

Foreign currency risk -

As of December 31, 2019 and 2018, the Company maintained cross currency swaps agreements for an amount of US$150,000,000. Of this total, US$131,612,000 were designated as hedging instruments for Senior Notes denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/2,556,000 was included in OCI as of December 31, 2019 (unrealized gain of S/201,000 as of December 31, 2018). The amounts retained in other comprehensive income as of December 31, 2019 are expected to mature and affect the consolidated statement of profit or loss in 2023.

Notes to the consolidated financial statements (continued)

Liabilities assets from trading -

Cross currency swaps that do not have an underlying relationship amounted to US$18,388,000 and were designated as trading. The effect on profit or loss of the change on their fair value amounted to S/1,483,000 as of December 31, 2019 (S/1,324,000 as of December 31, 2018). In addition, the derivative trading instrument acquired by the Company in December 2018 for a nominal amount of US$70,000,000 was liquidated in January 2019 and the result was a gain presented in “Finance income” in the consolidated statement of profit or loss for a value of S/1,458,000.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2019 and 2018, as well as the fair value accounting hierarchy.

	Carrying amount		Fair value		Fair value hierarchy
	2019	2018	2019	2018	2019/2018
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	68,266	49,067	68,266	49,067	Level 1
Trade and other receivables	125,211	107,501	125,211	107,501	Level 1
Derivatives financial assets – Cross currency swaps	-	12,268	-	12,268	Level 2
Financial investment at fair value through other comprehensive income	18,224	26,883	18,224	26,883	Level 3
Total financial assets	211,701	195,719	211,701	195,719

Financial liabilities
Trade and other payables	237,299	154,565	237,299	154,565	Level 1
Derivatives financial liabilities – “Cross currency swaps”	1,302	-	1,302	-	Level 2
Senior notes	1,003,130	441,786	1,048,484	442,142	Level 1
Promissory notes	98,774	641,591	99,333	643,308	Level 2

Total financial liabilities	1,340,505	1,237,942	1,386,418	1,240,015

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

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2019 and 2018, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

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

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach/discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of December 31, 2019 and 2018 are described as follows:

	Weighted average	Fair value sensitivity
Earning growth factor	4%	5% (2018: 5%) increase or decrease in the factor would result in an increase (decrease) in fair value of S/11,012,000 and (S/11,381,000), respectively (2018: S/10,790,000 and (S/8,783,000), respectively).
WACC discount rate	8.9%	10% (2018: 10%) increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/11,222,000) and S/15,352,000, respectively (2018: (S/12,942,000) and S/19,969,000, respectively).

Notes to the consolidated financial statements (continued)

31.	Segment information

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Cost of sales	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Impairment on brine project	Finance costs	Finance income	Net loss on settlement of derivate financial instruments	Gain (loss) from exchange difference, net	Profit (loss) before income tax	Income tax expense	Net income (loss) from continuing operations	Net loss from discontinued operations	Profit (loss) for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019
Cement, concrete and precast	1,289,034	(808,568)	480,466	2,701	(165,758)	(42,306)	-	(77,947)	2,553	(1,491)	718	198,936	(63,775)	135,161	-	135,161
Construction supplies	67,225	(64,422)	2,803	(25)	(3,490)	(891)	-	(37)	23	-	6	(1,611)	516	(1,094)	-	(1,094)
Quicklime	36,109	(32,564)	3,545	-	(1,745)	(445)	-	-	-	-	4	1,359	(436)	923	-	923
Other (*)	333	(252)	81	(31)	(3,489)	(891)	-	(2)	-	-	1	(4,331)	1,389	(2,943)	-	(2,943)

Consolidated	1,392,701	(905,806)	486,895	2,645	(174,482)	(44,533)	-	(77,986)	2,576	(1,491)	729	194,353	(62,306)	132,047	-	132,047

2018
Cement, concrete and precast	1,134,696	(675,218)	459,478	(8,191)	(166,127)	(43,015)	-	(87,327)	4,945	(34,887)	(8,227)	116,649	(41,214)	75,435	-	75,435
Construction supplies	68,982	(67,249)	1,733	(322)	(553)	(1,066)	-	(11)	25	-	(26)	(220)	116	(104)	-	(104)
Quicklime	57,564	(52,313)	5,251	-	(2,186)	-	-	-	-	-	(111)	2,954	(1,043)	1,911	-	1,911
Other (*)	1,692	(1,426)	266	(184)	(3,275)	(36)	-	-	-	-	(13)	(3,242)	1,146	(2,096)	-	(2,096)

Consolidated	1,262,934	(796,206)	466,728	(8,697)	(172,141)	(44,117)	-	(87,338)	4,970	(34,887)	(8,377)	116,141	(40,995)	75,146	-	75,146

2017
Cement, concrete and precast	1,071,759	(599,729)	472,030	(4,127)	(174,087)	(39,334)	-	(73,759)	5,779	-	(2,012)	184,490	(67,568)	116,922	-	116,922
Construction supplies	66,442	(64,569)	1,873	36	(1,499)	(2,287)	-	-	48	-	(17)	(1,846)	676	(1,170)	-	(1,170)
Quicklime	80,707	(67,036)	13,671	-	(15,613)	-	-	-	-	-	(183)	(2,125)	778	(1,347)	-	(1,347)
Other (*)	1,842	(1,622)	220	(266)	(4,418)	(57)	(47,582)	-	15	-	(14)	(52,102)	19,082	(33,020)	(754)	(33,774)

Consolidated	1,220,750	(732,956)	487,794	(4,357)	(195,617)	(41,678)	(47,582)	(73,759)	5,842	-	(2,226)	128,417	(47,032)	81,385	(754)	80,631

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine project).

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets (*)	Total assets	Operating liabilities	Capital expenditure (**)	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019
Cement, concrete and precast	2,714,888	-	2,714,888	1,409,596	87,086	(122,911)	(2,498)
Construction supplies	51,376	-	51,376	99,934	-	(879)	-
Quicklime	93,812	-	93,812	-	-	(5,820)	-
Other	53,258	18,224	71,482	377	-	(208)	-

Consolidated	2,913,334	18,224	2,931,558	1,509,907	87,086	(129,818)	(2,498)

2018
Cement, concrete and precast	2,634,102	9,474	2,643,576	1,377,769	113,365	(124,070)	(3,808)
Construction supplies	29,363	-	29,363	34,788	284	(1,100)	-
Quicklime	111,072	-	111,072	-	-	(4,433)	-
Other	50,936	29,677	80,613	704	-	(176)	-

Consolidated	2,825,473	39,151	2,864,624	1,413,261	113,649	(129,779)	(3,808)

(*)	As of December 31, 2019, corresponded to the financial investment designated at fair value through OCI for approximately S/18,224,000. As of December 31, 2018 corresponded to the financial investment designated at fair value through OCI and fair value of the derivative financial instruments (cross currency swap) for approximately S/26,883,000 and S/12,268,000, respectively. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivate financial instrument from trading are not assigned to any segment.

(**)	Capital expenditure consists of S/87,086,000 and S/113,649,000 during the years ended as of December 31, 2019 and 2018, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets. During 2019 and 2018, there were no purchases of assets through leases.

Geographic information

As of December 31, 2019 and 2018, all non-current assets were located in Peru and all revenues are from clients located in the north region of the country.

Notes to the consolidated financial statements (continued)

32.	Subsequent event

Subsequent to end of the year ended December 31, 2019, the COVID-19 outbreak was declared a pandemic by the World Health Organization in March 2020. We have seen a significant impact on our business to the date of the financial statements. The outbreak and the response of the Peruvian Government in dealing with the pandemic is interfering with general activity levels within the community, the economy and the operations of our business, and in March and April 2020, Peruvian Government issued Supreme Decrees No. 044-2020-PCM, 051-2020-PCM, 064-2020-PCM and 075-2020-PCM with exceptional measures aimed at strengthening the surveillance and response of the sanitary system against COVID-19 in the national territory. However, these extraordinary measures, which includes the closure of our production and selling facilities since March 17, 2020, will have a negative impact on our earnings, cash flows and financial condition.

It is not possible to estimate the impact of the outbreak’s near-term and longer effects or Peruvian Government’s varying efforts to combat the outbreak and support businesses. This being the case, we do not consider it practicable to provide a quantitative or qualitative estimate of the potential impact of this outbreak on the Group at this time.

The financial statements have been prepared based upon conditions existing at December 31, 2019 and considering those events occurring subsequent to that date, that provide evidence of conditions that existed at the end of the reporting period. As the outbreak of COVID-19 occurred after December 31, 2019, its impact is considered an event that is indicative of conditions that arose after the reporting period and accordingly, no adjustments have been made to financial statements as at December 31, 2019 for the impacts of COVID-19.