Form 20-F
period 2020-12-31
CEMENTOS PACASMAYO SAA
filed 2021-04-30
CIK 1221029

As filed with the Securities and Exchange Commission on April 30, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

At December 31, 2020	423,868,449 common shares 4,238,397 investment shares*

*	Excluding 36,040,497 investment shares held in treasury.

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒     Note: Not required for Registrant.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SECTION 1.01 PART I
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

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.621 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2020, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

●	the Central Bank of Peru (Banco Central de Reserva del Perú or “BCRP”);

●	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

●	the Association of Cement Producers of Peru (Asociación de Productores de Cemento, or “ASOCEM”);

●	the Ministry of Housing, Construction and Sanitation;

●	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

●	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); and

●	the Global Competitiveness Index prepared by the World Economic Forum.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political economic, political and social risk inherent to conducting business in Peru including as a result of public health crises in Peru, and the Peruvian government’s responses thereto;

●	exchange rates, inflation and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crisis and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	the impact of global or local public health events, including pandemics and the severity and duration of the COVID-19 pandemic, including governments’ related responses to the outbreak which could cause business disruptions and continued declines in production of or demand for cement. The availability of vaccines in Peru will play an important role in the country’s economic recovery;

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The following selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report. As of December 31, 2020, the consolidated financial statements comprise the financial statements of Cementos Pacasmayo and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Calizas del Norte S.A.C. (in liquidation), Salmueras Sudamericanas S.A. and Soluciones Takay S.A.C. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement.

The following selected financial data as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 have been derived from our annual audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of US$, except share and per share data)(1)	(in millions of S/, except share and per share data)(1)
Statement of Financial Position:
Sales of goods	358.0	1,296.3	1,392.7	1,262.9	1,220.8	1,236.8
Cost of sales	(254.3)	(921.0)	(905.8)	(796.2)	(733.0)	(736.6)
Gross profit	103.7	357.3	486.9	466.7	487.8	500.2
Operating income (expenses):
Administrative expenses	(45.1)	(163.4)	(174.5)	(172.1)	(195.6)	(193.4)
Selling and distribution expenses	(11.1)	(40.1)	(44.5)	(44.1)	(41.7)	(36.5)
Impairment of brine assets	—	—	—	—	(47.6)	—
Other operating income (expense) net	1.2	4.3	2.6	(8.7)	(4.3)	2.4
Total operating expenses, net	(54.9)	(199.2)	(216.4)	(224.9)	(289.2)	(227.5)
Operating profit	48.7	176.1	270.5	241.8	198.6	272.7

Other income (expenses):
Finance income	0.8	2.9	2.6	2.3	5.8	3.2
Finance costs	(24.5)	(88.7)	(77.9)	(87.3)	(73.8)	(75.4)
Gain (loss) on the valuation of trading derivative financial instruments	1.5	5.3	(1.5)	2.6	—	—
Net loss on settlement of derivative financial instruments	—	—	—	(34.9)	—	—
(Loss) gain from exchange difference, net	(2.7)	(9.8)	0.6	(8.4)	(2.2)	(2.4)
Total other expenses, net	(25.0)	(90.2)	(76.2)	(125.7)	(70.2)	(74.6)
Profit before income tax	23.7	85.8	194.3	116.1	128.4	198.1
Income tax expense	(7.7)	(28.0)	(62.3)	(41.0)	(47.0)	(78.6)
Profit for the year from continuing operations	16.0	57.9	132.0	75.2	81.4	119.5
Loss for the year from discontinued operations	—	—	—	—	(0.8)	(6.6)

Profit for the year	16.0	57.9	132.0	75.1	80.6	112.9
Attributable to:
Equity holders of the parent	16.0	57.9	132.0	76.7	93.8	116.2
Non-controlling interests		—	—	(1.6)	(13.2)	(3.3)
Profit for the year	16.0	57.9	132.0	75.1	93.8	116.2
Profit per share(2)	0.04	0.14	0.31	0.18	0.21	0.21
Number of shares outstanding(3)	428,106,846	428,106,846	428,106,846	428,106,846	446,063,120	544,688,023
Dividends per share	0.063	0.23	0.36	0.38	0.35	0.285

	Year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of US$)(1)	(in millions of S/, except share and per share data)(1)
Balance Sheet Data:
Current assets
Cash and cash equivalents	85.3	308.9	68.3	49.1	49.2	80.2
Trade and other receivables	23.3	84.4	120.5	102.9	99.5	81.1
Income tax prepayments	5.0	18.0	30.2	36.7	27.8	46.5
Inventories	127.2	460.6	519.0	424.8	373.0	346.5
Prepayments	1.6	5.7	10.3	5.8	3.9	8.0
Total current assets	242.4	877.7	748.3	619.3	553.4	562.3
Assets held for distribution	—	—	—	—		338.4

Non-current assets
Trade and other receivables	1.4	5.2	4.7	4.5	16.2	25.1
Prepayments	—	—	0.2	0.3	0.5	1.2
Financial investments designated at fair value through other comprehensive income	0.2	0.7	18.2	26.9	21.2	0.7
Other financial instruments	11.7	42.2	—	12.3	0.5	69.9
Property, plant and equipment, net	556.2	2,014.5	2,100.7	2,152.7	2,208.6	2,273.1
Intangible assets	13.7	49.6	47.4	40.9	13.4	43.0
Goodwill	1.2	4.5	4.5	4.5	—	—
Deferred income tax assets	4.3	15.6	7.4	3.1	0.1	6.4
Right of use assets	1.7	6.0	—	—	—	—
Other assets	0.1	0.2	0.2	0.1	0.2	0.7
Total non-current assets	590.5	2,138.5	2,183.3	2,245.3	2,260.7	2,420.1
Total assets	832.9	3,016.2	2,931.6	2,864.6	2,814.1	3,320.8

Current liabilities
Trade and other payables	51.9	187.9	235.4	154.6	178.0	142.8
Financial obligations	18.0	65.2	98.8	60.8	—	—
Lease liabilities	0.4	1.5	—	—	—	—
Income tax payable	0.3	1.1	—	—	2.4	3.5
Provisions	2.6	9.4	18.5	46.4	24.6	31.7
Total current liabilities	73.2	265.1	352.7	261.8	205.0	178.0
Liabilities directly related to assets held for distribution	—	—	—	—	—	2.7

Non-current liabilities
Financial obligations	332.3	1,203.4	1,003.1	1022.6	965.3	998.1
Other financial instruments		—	1.3	—	—	—
Lease liabilities	1.4	5.1	0.1	—	—	—
Other non-current provisions	7	25.3	7.6	5.4	28.3	22.0
Deferred income tax liabilities	41.4	149.9	145.1	123.4	108.8	139.8
Total non-current liabilities	382.1	1,383.7	1,157.2	1,151.4	1,102.4	1,162.6
Total liabilities	455.3	1,648.8	1,509.9	1,413.2	1,307.4	1,340.6

Equity:
Capital stock	117.1	423.9	423.9	423.9	423.9	531.5
Investment shares	11.1	40.3	40.3	40.3	40.3	50.5
Treasury shares	(33.5)	(121.3)	(121.3)	(121.3)	(119.0)	(108.2)
Additional paid-in capital	119.5	432.8	432.8	432.8	432.8	545.2
Legal reserve	46.6	168.6	168.6	168.4	160.7	188.1
Other reserves	(9.2)	(33.4)	(19.8)	(12.0)	(43.7)	(16.6)
Retained earnings	126.1	456.6	497.2	519.3	611.6	677.1
Non-controlling interest	—	—	—	—	0.1	112.6
Total equity	377.7	1,367.5	1,421.7	1,451.4	1,506.7	1,980.2
Total liabilities and equity	833.0	3,016.2	2,931.6	2,864.6	2,814.1	3,320.8

	Year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of US$)(1)	(in millions of S/, except share and per share data)
Other Financial Information:
Net working capital(4)	169.2	612.7	395.7	357.6	348.3	384.3
Capital expenditures(5)	17.3	62.7	87.1	107.3	70.0	120.3
Depreciation and amortization	38.4	139.2	129.8	129.8	124.2	111.3
Net cash flows from operating activities	91.5	331.4	205.1	203.6	250.4	241.7
Net cash flows from (used in) investing activities	(13.4)	(48.4)	(79.6)	(98.8)	(70.6)	(135.6)
Net cash flows from (used in) financing activities	(12.1)	(43.8)	(106.8)	(105.3)	(185.4)	(177.5)
EBITDA/Adjusted EBITDA(6)	87.1	315.3	400.3	371.6	371.5	371.0
EBITDA/Adjusted EBITDA margin(7)	24.3%	24.3%	28.7%	29.4%	30.5%	29.9%

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
Operating Data:
Installed capacity (000 metric tons/year):
Cement:
Pacasmayo	2,900	2,900	2900	2,900	2,900
Rioja	440	440	440	440	440
Piura	1,600	1,600	1,600	1,600	1600
Total	4,940	4,940	4,940	4,940	4,940
Clinker:
Pacasmayo	1,500	1,500	1500	1,500	1,500
Rioja	280	280	280	280	280
Piura	1,000	1,000	1,000	1,000	1,000
Total	2,780	2,780	2,780	2,780	2,780
Quicklime
Pacasmayo	240	240	240	240	240
Production (000 metric tons/year):
Cement:
Pacasmayo	1,306	1,368	1,155	1,141	1,177
Rioja	261	301	273	287	281
Piura	1,007	954	918	858	817
Total	2,574	2,623	2,346	2,286	2,275
Clinker:
Pacasmayo	712	864	831	687	887
Rioja	198	231	211	209	215
Piura	566	758	676	746	629
Total	1,477	1,853	1,718	1,642	1,731
Quicklime
Pacasmayo	55	74	105	168	156

(1)	Calculated based on an average exchange rate of S/3.621 to US$1.00 as of December 31, 2020.

(2)	Basic earnings per share amounts are calculated by dividing profit for the year attributable to common shares and investment shares of the equity holders of the Company by the weighted average number of common shares and investment shares outstanding during the year. The weighted average number of shares in 2020, 2019, 2018 and 2017 takes into account the weighted average effect of changes in shares held in treasury. On October 15, 2015, we acquired 37,276,580 of our investment shares. In January 2017, we acquired 7,911,845 of our investment shares.

(3)	In addition number of common and investment shares was reduced due to the spin-off of the net assets of Fosfatos del Pacífico S.A. to Fossal S.A.A.

(4)	Represents current assets minus current liabilities.

(5)	Represents expenditures for the purchase of property, plant, equipment and intangibles.

(6)	Adjusted EBITDA for 2017 excludes the impairment of brine assets. For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3. Key Information—A. Selected Financial Data.”

(7)	EBITDA/Adjusted EBITDA margin is calculated by dividing EBITDA or Adjusted EBITDA by revenues

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

The following table sets forth the reconciliation of our profit to EBITDA and Adjusted EBITDA:

	Year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of US$)(1)	(in millions of S/)
Profit	16.0	57.9	132.0	75.1	80.6	112.9
Finance income	(0.8)	(3.0)	(2.6)	(2.3)	(5.8)	(3.2)
Finance costs	24.5	88.7	78.0	87.3	73.8	75.4
(Gain) loss from exchange difference, net	2.8	9.8	(0.7)	8.4	2.2	2.4
Income tax expense	7.7	28.0	62.3	41.0	48.9	72.2
Liquidation of financial instruments	—	—	—	34.9	—	—
Gain (loss) on the valuation of trading derivative financial instruments	(1.5)	(5.3)	1.5	(2.6)	—	—
Depreciation and amortization	38.4	139.2	129.8	129.8	124.2	111.3
EBITDA	87.0	315.3	400.3	371.6	323.9	366.1
Impairment on brine project	—	—	—	—	47.6	—
Adjusted EBITDA	87.1	315.3	400.3	371.6	371.5	371.0

(1)	Calculated based on an average exchange rate of S/3.621 to US$1.00 as of December 31, 2020.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Global Risks

The extent to which the coronavirus (COVID-19) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns relating to the COVID-19 coronavirus pandemic have been weighing on the macroeconomic environment, and the outbreak has already caused a global recession and continues to significantly increase economic uncertainty. The outbreak resulted in the Peruvian government, as well as many local governments, declaring a state of emergency, which meant that our plants were shutdown from March 16, 2020, until May 18, 2020. This halt in operations, adversely affected our results of operations, since fixed costs remained unchanged during the months when there was no revenue generation. Despite this loss in income, we did not reduce wages or implement mass layoff measures, since the well-being of all our employees is our main priority. Fortunately, we experienced a very strong recovery in the months following this two-month lockdown, partially offsetting the negative impact on our results of operations generated by the strict lockdown.

The social-distancing and lockdown measures cannot only negatively impact consumer spending and business spending habits, they may also adversely impact our workforce and operations and the operations of our customers, suppliers and business partners. These measures may remain in place for a significant period of time and they are likely to continue to adversely affect our business, results of operations, financial condition and prospects.

The spread of the coronavirus has caused us to modify our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. While these measures have been implemented to reduce the risk of the spread of the virus in our facilities, there can be no assurance that these measures will reduce or limit the impact of COVID-19 on our operations, business, financial condition or results of operations. Our operations could be stopped as a result of, among other reasons, regulatory restrictions or a significant outbreak of the virus among our staff, which could prevent employees from attending work.

The extent to which the coronavirus outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including the recession that has already occurred and may continue or intensify in the future.

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

Peru’s economy experienced a relatively greater contraction than the economies of other countries in the region as a result of the pandemic, mainly due to the more severe virus containment measures implemented in Peru: a greater number of activities were mandated to be shut down and a strict national stay-at-home order and quarantine lasted more than 100 days. The application of these severe measures aimed at containing the expansion of COVID-19 in the country caused the Peruvian economy to face the greatest annual economic contraction of the last 100 years. With the progressive reopening of the economy and the application of monetary and fiscal stimuli, GDP has been improving from the 39.2% decrease registered in April 2020, to reach an 11.1% decrease for the full year 2020 according to the Inflation Report issued by the BCRP, as of March 2021. In addition, in 2020 the annual inflation rate was 1.5% compared to 1.9% in 2019, and domestic demand decreased 10.2% in 2020, compared to growth of 2.3% in 2019.

The extent to which the economy continues its recovery depends on the extent the country is able to combat the adverse impacts of the second wave of pandemic it is currently undergoing and the success of measures the government takes, as well as the availability and timing of vaccines and the ability to vaccinate a percentage of the population that can lead to herd immunity. Starting in February 2021, the Peruvian government has changed the containment measures to a more regional focus, measuring and classifying each region as moderate, high, very high and extreme risk, based on the prevalence of the virus. Lockdown measures and limitation on activities vary by region. Lima and over 20 other provinces were classified as extreme risk during February 2021, which is likely to have a negative effect on GDP growth. The areas where we operate have been classified as both very high and extreme exposure, but this has not affected our ability to produce and commercialize cement and cement related products, nor have we seen a significant effect on demand as of the date of this report.

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

Risks Relating to Peru

Public health crises and epidemics/pandemics, such as the novel COVID-19 have adversely affected Peru’s economy and therefore our business, financial conditions and results of operations.

During 2020, the Peruvian government deployed various economic and public health measures to address the pandemic caused by the novel COVID-19 virus. These measures included complete and partial lockdowns throughout the year. From March 16, 2020 to May 18, 2020, all of our operations were shutdown, following the government mandated state of emergency, and our results of operations were affected by these measures. On the other hand, an economic stimulus plan was put in place that included tax incentives, among other tools, intended to address the immediate impacts of the national state of emergency invoked by the government to attempt to contain spread of the virus and lessen the strain on the health care system and the impact on the overall economy. The Ministry of Economy and Finance, the BCRP and the SBS, as well as other government entities, adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which are most at risk in this crisis. Despite these measures, GDP contracted 11.1% in 2020, due to the prolonged lockdown and its strain in the economy.

The COVID-19 pandemic has had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, adversely affected dynamism of various productive sectors of the economy. Reduced activity in these economic sectors has resulted in reduced employment and less income for families and companies. COVID-19 generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and on demand as a result of reduced consumption – which amplifies the negative effects on the economy.

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

In the past, Peru has experienced political instability that included a succession of regimes with disparate economic policies and programs that created uncertainty for domestic and foreign investors. During 2020, Peru again experienced a change of President, after Congress voted in favor of the vacancy of Martín Vizcarra on November 10. As there was no Vice President, Manuel Merino, President of Congress, took office, who resigned in the midst of protests 5 days later. On November 16, 2020, Francisco Sagasti was elected President of Congress and, by constitutional succession after the resignation of Manuel Merino, assumed the Presidency of the Republic and he will be in office until July 2021. On April 11, 2021, presidential and congressional elections were held, and since none of the candidates obtained over 50% of the total votes cast, a presidential runoff election is schedule for June 2021, between Keiko Fujimori, representing market-friendly ideas, running in her third runoff election, and Pedro Castillo, currently running on a left-wing platform. It is still too early to tell what the outcome may be, as both candidates will have to form alliances in order to win the election. We cannot assure you that the President elected will continue to promote free market, pro-business policies. Prior Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Due to the COVID-19 pandemic, the Peruvian government has changed its agenda, diverting funds to mitigate the economic impact of a prolonged state of emergency and increased spending for the public health system, among others.

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

On March 15, 2020, President Vizcarra declared a state of emergency due to the COVID-19 pandemic, starting March 16, 2020 through May 10, 2020. During the state of emergency, the production and commercialization of cement was suspended. This halt in operations adversely affected our results of operations, but fortunately, we experienced strong recovery in demand for cement in the months following this lockdown, partially offsetting the negative impact generated by over two months of strict lockdown.

The foregoing political uncertainty and presidential decisions could further increase interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy and our business, financial condition and results of operations.

A depreciation or devaluation of the sol could have a material adverse effect on our business, financial condition and results of operations.

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 42.6% of our indebtedness, as of December 31, 20120 is denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. As of December 31, 2020, we maintain cross currency swap hedging agreements in aggregate principal amount of 100% of our current U.S. dollar-denominated debt obligations to hedge against the associated foreign exchange risks. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

If the Peruvian government were to implement restrictive exchange rate policies and other similar laws, our business, financial condition and results of operations could be adversely affected.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled. As a result the Peruvian economy had been growing consistently, until 2020 due to the pandemic. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the BCRP in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

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

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the BCRP, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers.

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

Our operations could be adversely affected by government-mandated plant closures

Public health outbreaks, epidemics or pandemics, as well as other events may result in the government stopping our operations. In March 2020, the Peruvian government ordered a state of emergency due to the outbreak of COVID-19, therefore our operations were closed from March 16, 2020 until May 18, 2020. This had a materially adverse effect on our business, financial conditions and results of operation, mainly during the state of emergency. Although our dispatches recovered well following the lockdown, we do not yet know if the government will take further measure that may have an impact on the economy as a whole, the construction sector, our customers’ ability to purchase cement and cement-based products, and their ability to pay for previously sold products.

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

The 2008 and 2009 global economic and financial crisis substantially affected the financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe that began with financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Brexit continues to create volatility and uncertainty in a number of financial markets. The global COVID-19 pandemic has resulted in a worldwide recession that we cannot yet accurately measure as it is ongoing. Any interruption to the recovery of developed economies, the continued effects of the global crisis in 2008 and 2009, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit, the economic impact of COVID-19, or a new economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. In particular, the Peruvian economy recently has suffered the effects of fluctuating commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. To date, the United States and China are facing a trade dispute, which has imposed new tariffs that could undermine economic growth and raise costs for manufacturers around the world. Further, the current global COVID-19 pandemic has caused a global recession, that has in turn affected our business, financial conditions and results of operation. See “—Global Risks.”

Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations. In March 2020, after its annual review, the FTSE announced that, since there is only one Peruvian stock in the FTSE Global All Cap index, it does not meet the requirements of the new minimum investable market cap and securities count requirement criterion. As a result, Peru was reclassified from Secondary Emerging to Frontier market status as of September 2020.

A global economic recovery is projected for 2021. The advance of vaccination at the global level and the contained impact of the virus, despite new variants, would promote a recovery in world growth. The BCRP, in its Inflation Report dated March 2021, has revised upwards the global GDP growth rate from 5.4% to 5.8%.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2020, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 69.3% of Peru’s total exports, according to the figures published by the BCRP. Changes in commodity prices in the international markets, may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

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

During 2020, Peru experienced a new change of President, after Congress voted to impeach Martín Vizcarra on November 10. As there was no Vice-President, Manuel Merino, the President of Congress assumed the Presidency in the midst of protests against the legitimacy of his Government, and had to resign five days later. On November 16, 2020, Francisco Sagasti was elected President of Congress and, due to constitutional succession after Mr. Merino’s resignation, President of Peru. On April 11, 2021, presidential and congressional elections were held, and since none of the candidates obtained over 50% of the total votes cast, a presidential runoff election is schedule for June 2021. The candidates disputing this runoff are Pedro Castillo, representing the left-wing, and Keiko Fujimori, representing market-friendly ideas.

In the first months of 2021, former President Martin Vizcarra has been under investigation for alleged ties to corruption linked to construction companies, as well as of abusing his position to get vaccinated, along with family members and members of this staff.

Although recent history has shown that the macroeconomic stability of the country remains unaffected by political turmoil, we cannot yet assess the political and economic impact these developments this may have on the political stability of the country.See “—Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.”

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three main groups, which together supply most of the cement consumed in the country, although there is one more small producer and some imports. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2020, auto-construcción accounted for approximately 70.6% of our cement sales, which proved to be the most resilient sector during the economic crisis generated during 2020 by the COVID-19 pandemic. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all. The current global COVID-19 pandemic had a significant impact on the Peruvian economy, but demand for cement remained strong, once we were able to resume operations. However, we cannot assure you that strong sales will remain during 2021 and beyond, as the economy continues to be affected by the crisis.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2020, approximately 13.6% of our cement sales were derived from private construction (other than auto-construcción) and 15.8% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. During 2020, we saw a decline in private and public spending, due to the economic crisis because of the COVID-19 pandemic. Both private and public spending are expected to increase in 2021, but probably will not reach pre pandemic levels until 2022.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan has an approved budget of S/25.7 billion (US$7.6 billion). In June 2020, the Peruvian government signed an agreement with the government of the United Kingdom, for the execution of a package of S/7 billion to be executed during 2020 and 2021. Through the agreement, the United Kingdom will provide the structure, strategy and governance processes necessary for the timely delivery of all works, promoting efficiency and avoiding corruption. This model has already been used successfully for the construction of the necessary infrastructure for the Lima 2019 Pan American Games, therefore favorable results are expected this time as well. Moreover, during 2021, the Chinchero Airport in the South of Peru was awarded to the government of South Korea, and the Central Highway to the Government of France, using this same model, which shows the commitment to try to accelerate infrastructure development. We cannot assure you that the Peruvian government will continue promoting recent levels of public infrastructure spending in our market, especially considering the current need for funding to fight the COVID-19 outbreak and its subsequent effect in the economy. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal, gas and electricity. In 2020, the cost of energy represented approximately 28.8% of our cement production costs, compared to 31.4% in 2019. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo and Piura facilities until 2026. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2022. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2020, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 4.3% compared to 4.9% in 2019. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

In addition, the indenture pursuant to which we issued our 4.50% Senior Notes due 2023, as well as the local bonds due 2029 and 2034 contain covenants that limit our ability and that of our restricted subsidiaries to incur additional indebtedness if we do not meet certain financial ratios. If we are unable to incur additional debt to fund our future strategies, our business could be adversely affected.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2020, approximately 90.0% of our total cement and all of our quicklime was produced at the Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of the Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations. On March 15, 2020, President Vizcarra declared a State of Emergency in Peru due to COVID-19, starting March 16, 2020, that continues until the date of this report. During the first stage of the state of emergency, the production and commercialization of cement was shut down from March 16 until May 18, 2020, when we obtained permission to restart our operations. This halt in production and commercialization for over two months had an adverse effect on our business, financial condition and results of operations, which we were able to partially offset during the second half of the year due to strong demand. However, we cannot assure you that demand will continue to be strong during 2021, or that there will not be further shutdowns or closures of significant parts of the economy as the pandemic continues to unravel.

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

We are subject to various environmental protection and health and safety laws and regulations that regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; emissions and discharge of hazardous materials; and the health and safety of our employees. Pursuant to Peruvian law, in order to conduct mining and industrial activities, we are required, among other things, to (i) submit an environmental impact assessment to the Ministry of Production (Ministerio de la Producción) and a mining closure plan to the Ministry of Energy and Mines (Ministerio de Energía y Minas, or “MINEM”) prior to initiating mining activities, (ii) comply with certain air emission and wastewater discharge standards, (iii) obtain approval from the water management authority to discharge wastewater into natural water sources or soil, (iv) dispose solid waste generated by us in special landfills exclusively through companies registered with the environmental agency, and (v) store fuel in compliance with environmental and safety standards. In addition, we are required to have a health and safety committee and develop an internal health and safety code. Although we believe we are in compliance with all these regulations in all material respects, we cannot assure you that we have been or will be at all times in full compliance with these laws and regulations. Any violation of such laws or regulations could result in substantial fines, criminal sanctions, revocations of operating permits and shutdowns of our facilities. In addition, current or future governments may also impose stricter regulations which may require us to incur higher compliance costs.

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

Social unrest by local communities may have an adverse effect on our business and results of operation

In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, with mining and oil and gas as of December 31, 2019, accounted for approximately 16.62% of the country’s GDP according to the BCRP. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed as a result of the protests. We conduct some extraction activities in our quarries and operate in areas close to local communities. Although we have always had very good relationship with our communities, we cannot assure this will continue to be the case in the future. During 2020 and the first months of 2021, there have been social demands by different groups such as agriculture, transportation, mining, which have temporarily caused instability. Further social demands and conflicts may have an effect on the Peruvian economy, and on our business and results of operation.

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

As of December 31, 2020, 16.3% approximately of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

Additionally, in January 2019, two issuances were completed under a local bond program in a total principal amount of S/570 million: One for S/260 million with a rate of 6.68750% with a maturity of 10 years, and another for S/310 million with a term of 15 years and a rate of 6.84375%. These issuances contain the same restrictions and covenants as our Senior Notes due 2023. Failure to meet or satisfy any of these covenants could result in an event of default under the indenture.

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

As of March 31, 2021, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo S.A.A. has been listed on the Lima Stock Exchange since 1995. As of March 31, 2021, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), as of that same date Eduardo Hochschild, directly and indirectly, owns and controls 50.01% of the outstanding common shares of Cementos Pacasmayo S.A.A.

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

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million of our, in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and we have begun to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, Cementos Pacasmayo consummated the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, Cementos Pacasmayo launched its new brand image and updated its vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, Cementos Pacasmayo implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. This certification and related initiatives reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

●	In November 2018, Cementos Pacasmayo launched an offer to purchase for cash a portion of the US$300 million principal amount international bond outstanding. The offer expired on December 7, 2018 with a total of US$168,388,000, or approximately 56.13% of the total outstanding amount, tendered and repurchased by Cementos Pacasmayo.

●	On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, two issuances were completed under the program for a total principal amount of S/570 million: One for S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and another for S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase part of our outstanding 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	In 2020, we were included on the Dow Jones MILA Sustainability Index for the second consecutive year. This Index is made up of those companies that demonstrate superior performance among their peers based on social, environmental and economic criteria.

●	In February 2021, we were chosen to be part of The Sustainability Yearbook 2021. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. Moreover, we were awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry.

Capital Expenditures

We expect to spend over the next three years approximately US$25 million per year on recurring capital expenditures necessary to maintain our plants and equipment. We expect to finance these investments with our current and future cash flows.

The table below sets forth our total capital expenditures incurred in 2020, 2019 and 2018.

	Year ended December 31,
(in millions of S/)	2020	2019	2018

Concrete and aggregates equipment	24.9	44.6	50.7
Piura plant projects	17.0	12.3	28.0
Pacasmayo plant projects	16.9	25.0	26.2
Rioja plant projects	3.4	5.2	2.4
Other investing activities	0.5	—	—
Total	62.7	87.1	107.3

B.	Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 63 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2020, our cement shipments were approximately 2.6 million metric tons, representing an estimated 25.6% share of Peru’s total cement shipments. Cement volumes in 2020 decreased by 1.2% compared to 2019, despite the halt in our operations for more than two months. The moderation in the decline in volumes was mainly due to the strong recovery of the self-construction segment, reaching record sales volume levels during the second half of the year. We believe the construction sector has significant potential to grow with the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following the impact of El Niño weather conditions in the first four months of 2017.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our new plant in Piura and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashells needs for approximately 73 years, based on our estimated annual extraction of limestone and seashell.

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

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 269 independent retailers and 405 hardware stores as of March 31, 2021, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2020	2019	2018
Economic data(1):
Change in GDP	(11.1)%	2.2%	4.0%
Change in construction sector in Peru	(15.6)%	1.5%	4.7%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	2,780	2,780	2,780
Production (thousands metric tons):
Cement production	2,590	2,623	2,346
Clinker production	1,477	1,853	1,719
Utilization rate at Pacasmayo plant(2):
Cement	45.1%	47.2%	39.8%
Clinker	47.5%	57.6%	55.4%
Utilization rate at Rioja plant(2):
Cement	59.8%	68.4%	62.0%
Clinker	70.9%	82.5%	75.5%
Utilization rate at Piura plant(2):
Cement	63.7%	59.7%	57.4%
Clinker	56.6%	75.8%	67.6%

Gross profit (S/ million)	375.3	486.9	466.7
Gross profit margin	29.0%	35.0%	37.0%
EBITDA (S/ million)	315.3	400.3	371.6
EBITDA margin	24.3%	28.7%	29.4%
Profit (S/ million)	57.9	132.0	75.2
Profit margin	4.5%	9.5%	6.0%

(1)	Source: BCRP.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

Peruvian Cement Market

Peru had experienced sustained economic growth over the past decade, but the effects of the pandemic in 2020 resulted in the greatest annual economic contraction of the last 100 years. From 2016 to 2020, GDP contracted at a compound annual growth rate, or “CAGR”, of 0.9%. Growth during this period was accompanied by low inflation, which averaged 2.32% per year. In addition, as of November 30, 2020, the government had accumulated foreign exchange reserves of approximately US$71.7 billion, and the sovereign long-term debt rating was investment grade from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 20.2% in 2019. According to the BCRP, Peruvian GDP contracted 11.1% in 2020 as a result of the economic effects resulting from the COVID-19 pandemic, but it is expected to grow 10.7% in 2021.

We sell substantially all our cement in the northern region of Peru, which in 2020 accounted for approximately 28.9% of the country’s population and 14.9% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 7.3% of all the cement consumed in the country coming from imports, and approximately 3.9% coming from a small domestic producer. From 2016 to 2020, total cement consumption in Peru decreased 1.5% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2020 sales to the auto-construcción segment accounted for approximately 70.6% of our total sales of cement, private construction projects accounted for 15.8%, and public construction projects accounted for the remaining 13.6%. Approximately 91.4% of our total cement sales in 2020 were in the form of bagged cement, substantially all of which was sold through retailers.

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

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, every year we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2020, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the eighth consecutive year, in recognition of our achievement of corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy. Also, we were included for the second consecutive year as part of the 2020 Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In February 2021, we were selected to be part of The Sustainability Yearbook 2021. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. Moreover, we have been awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry. This is the first year that Peruvian companies have been included as part of the Yearbook, and we are one of only two Peruvian companies included, and the only one to be awarded a special recognition. With around 7,000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

2020 was an extraordinary year globally due to the COVID-19 pandemic. Peru’s GDP contracted an estimated 11.1% according to the BCRP. Despite these challenging times, we generated cash flow from operating activities of S/331.4 million (US$91.5 million) and EBITDA of S/315.3 million (US$87.1 million), recorded profit for the year of S/57.9 million (US$16.0 million), and our operating margin and EBITDA margins were 13.6% and 24.3%, respectively. EBITDA for 2020 was 21.2% lower than 2019, mainly due to the halt in production and commercialization during over two months because of the state of emergency declared by the government to prevent the spread of COVID-19. Nonetheless, it is important to note that, during the second half of the year, EBITDA increased 12.4% compared to the same period of 2019, showing the quick recovery.

This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2020, the northern region accounted for approximately 28.9% of the country’s population and 14.9% of its GDP. From 2016 to 2020, GDP in the northern region increased at a CAGR of 1.9%, despite the significant decrease during 2020. During the same period, our cement sales volume grew at a CAGR of 3.0%, above northern region GDP mainly due to increased public spending resulting from the government’s reconstruction plan after El Niño in 2017.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 286 independent retailers and 413 hardware stores as of December 31, 2020, primarily small, local stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

In July 2016, we created the Innovation Department with the main objective of systematizing the continuous transformation process of the business in order to ensure a sustainable growth for Cementos Pacasmayo and the improvement of its margins. To achieve this objective it is necessary to:

●	Put the customer at the center of all our processes.

●	Design a management innovation model.

●	Promote an organizational culture that encourages entrepreneurship and innovation.

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

Name of the project	Description
EGIPTO	Digital platform aimed at delivering value to Construction companies. Through this digital application, our clients will be able to check the status of their dispatches, re-schedule them and display the GPS location of their shipments in real time.
MOCHE	Digital platform aimed at delivering value to the hardware stores by managing sales and orders.
BURGOS	Digital consultation channel aimed at giving technical support to Master Builders.
SISPLAN	Digitization of the request, approval and issuance processes for the discount on plans and promotions, negotiation, tenders and sale, giving visibility to our clients and sales force.
RPAs Pilot	Three automated processes were launched for the Credit and Collections, DINO Operations and Distribution areas.
BIM	Digital catalogue of company products, aimed at facilitating the transition from traditional construction processes to the implementation of building information modeling.The initiative includes team training and use of BIM as a virtual design tool in the Engineering Department.
Cellular Concrete	Project development in conjunction with the R&D and Marketing Departments that involves the design of a new type of concrete with innovative properties such as lighter weight and high thermal and acoustic performance.
CHINCHAY	Delivery Project aimed at delivering value to the hardware stores by taking care of their costumers shipments.
AYU	The project focuses on getting to know Peruvian families to design a value proposition that enhances the fulfillment of their plans through financial inclusion.
ISICOM	The project is aimed at the commercial management carried out by the sales force (CRM), in which we cover all the activities of its roadmap to be able to fulfill its commercial management of sales, registration of construction projects and contact with customers.

Strong relationship with local communities

Since we began operations 63 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students as well as UTEC, a leading technical university. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, as of December 31, 2020, Tecsup had graduated over 11,531 students in various technical fields, some of whom currently work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 16 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. Since 2009, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, and in 2020 we were selected as part of the Dow Jones MILA Sustainability Index for the second consecutive year.

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

Maintain high environmental, social and governance standards

We are committed to maintaining high environment, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2020, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the eighth consecutive year, in recognition of our achievement corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy. We were included for the second consecutive year as part of the Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria.

In February 2021, we were chosen to be part of The Sustainability Yearbook 2021. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. Moreover, we have been awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry. This is the first year that Peruvian companies have been included as part of the Yearbook, and we are one of only two Peruvian companies included, and the only one to be awarded a special recognition. With around 7,000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability. This achievement is a recognition of our extraordinary efforts to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2020, cement, concrete and precast accounted for 91.1% of our net sales and quicklime accounted for 2.5%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2020 represented 3.9% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2020	2019	2018
Cement, concrete and precast	2,581	2,614	2,364
Quicklime	59	66	120

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2020	2019	2018
Cement, concrete and precast	1,181.2	1,289.0	1,134.7
Quicklime	32.5	36.1	57.6
Construction supplies(1)	82.2	67.2	69.0
Others	0.4	0.4	1.6
Total	1,296.3	1,392.7	1,262.9

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended cement, which represented 86.7% of our cement sales in 2020. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 71.7%, below the average value for similar producers globally of approximately 76.0%

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following six types of cement products designed for specific uses:

●	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

●	Type MS/MH/R (called Fortimax3). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration, and is resistant to contact with alkaline reagents.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

●	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

●	Type IL. Type IL cement is a blended Portland limestone cement. These cements are more environmentally friendly than Portland cements and have very similar performance to Portland Type I/II cements

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

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as precast, bricks, pavers and other precast materials.

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

●	Concrete precast. We produce and sell concrete precast, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete precast for structural and non-structural uses.

●	New cement based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

➢	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

➢	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications

➢	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.

➢	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.

➢	New Jersey Walls: safety barriers used to separate traffic flows

➢	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

➢	Viaforte Type MH: Cement of moderate heat of special hydration for stabilization of soils and road bases. The cement provides greater workability and less risk of cracking on site, also ensuring greater durability to the structure

➢	Bagged Dry Concrete: Pre-dosed mixture of cement, aggregates (Stone and Sand) and additives, that only requires the addition of water indicated on the package and mixing (manual or mechanical) to be used immediately

➢	Corner block: Product that complements the structures built with our precast, giving better functionality to any corner.

➢	Beam block: Product that is used to confine the upper part of walls built with our precast.

➢	Concrete driving pipes: precast reinforced concrete pipes that are installed without the need to open pit ditches or dredging of maritime floors. The main use of the driving pipe is to collect seawater (inlet pipe) and to bring brackish water back out to sea (outfall pipe). We are building a 1.5 kilometer long underwater outfall project for the Talara Refinery, where it is necessary to build a water collection system for its fire and cooling system.

➢	Sheet piles presented and assembled: concrete piles that can be pre-stressed or reinforced (they are two different types of manufacturing) that sink one alongside the other, forming a containment structure, used as riparian defenses. We are manufacturing 40,000 ml pre-stressed and reinforced sheet piles that will form a coastal defense for the Piura River, ensuring the containment of water during rainy events, reducing the vulnerability of the city to floods.

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

We extracted from our Acumulación Tembladera quarry approximately 1.9 million metric tons in 2018, 1.5 million metric tons in 2019 and 0.8 million metric tons in 2020 which were used for cement and quicklime production at our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 359,529 metric tons in 2018, 400,520 metric tons in 2019 and 208,935 in 2020 which were used for cement production at our Rioja plant. We extracted from our Bayovar 4 quarry approximately 43,786 metric tons in 2018, 41,531 metric tons in 2019 and 42,564 in 2020 which were used for cement production at our Piura facility. We extracted from our Virrilá quarry approximately 1.3 million metric tons in 2018, 1.0 million metric tons in 2019 and 748,724 metric tons in 2020 which were used for cement production at our Piura plant.

We estimate that as of December 31, 2020, our Acumulación Tembladera quarry contains approximately 152 million metric tons of proven and probable limestone reserves with an average grade of 85.7% of calcium carbonate; our Calizas Tioyacu quarry contains approximately 16 million metric tons of proven limestone reserves with an average grade of 90.3% of calcium carbonate; our Bayovar 4 quarry contains approximately 4.4 million metric tons of proven seashells reserves with an average grade of 87.2 % of calcium carbonate; and our Virrilá quarry contains approximately 88 million metric tons of proven seashells reserves with an average grade of 90.1% of calcium carbonate. Based on our estimated annual extraction levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 87 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 22 years. Based on our estimated annual seashells extraction levels, we estimate that our seashells reserves at our Bayovar 4 and Virrilá quarries have a remaining life of approximately 169 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

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

Clay

For cement production in our Pacasmayo facility, we extract clay from our Cerro Pintura quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from this quarry approximately 44,636 in 2018 and in 2019 and 2020 there was no extraction of clay.

For cement production in our Rioja facility, we extract clay from our Pajonal quarry, a 400 hectares open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the MEM in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 42,227 metric tons in 2018, 57,129 metric tons in 2019 and 46,057 in 2020.

We have not calculated our clay reserves, as we believe there is an abundant supply of clay in our concessions and more broadly in the northern region where we operate.

Sand

For cement production in our Pacasmayo facility, we use sand extracted from our Cerro Pintura quarry. We extract approximately 120,000 metric tons of sand per year on average for use at our Pacasmayo facility. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and in 2018, 2019 and 2020 we consumed pozzolanic material from our stock.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998. We did not use pozzolanic materials to produce cement in 2017 or 2018. In 2019 we extracted 1,000 metric tons of pozzolanic from our Fila Larga quarry and in 2020 we consumed pozzolanic material from our stock.

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

Gas

During July 2019 we started using gas in our Piura plant. We had a long-term contract with Olympic Peru for the supply of gas that expired in 2036 to cover most of our energy needs in the Piura plant. The contract had two phases, beginning with the spot phase, during which there is no obligation on us to buy a set amount and the contract may be terminated at any time by either party, and ending with a take or pay phase. In 2020, we decided to terminate the contract. However, we will continue to look for cost efficient alternatives that would allow us to use gas in our Piura facility in the future

Electricity

As of December 31, 2020, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

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

We also sell directly to small, medium and large private construction companies working on a variety of construction projects, from housing complexes to commercial developments. In the public sector, we provide cement for national, regional and local governments carrying out construction projects including housing complexes and public construction, ranging from local schools and hospitals to large infrastructure.

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

In 2020, approximately 91.4% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8.6% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

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

Our marketing expenses in 2020 were approximately S/3.3 million, or 0.3% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

We have been working consistently in recent years to focus time and attention on our client’s needs, in an effort to go beyond just selling cement and its byproducts, to providing solutions and innovating. Consequently, we were well-positioned to leverage these initiatives during the ongoing pandemic period. The self-construction segment has been the primary driver behind the growth in volume sales during the second half of 2020. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed Mundo Experto, which is a virtual ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, and Caliza Cemento Inca. The south is principally served by Cementos Yura and Cementos Sur. In 2020, our cement shipments were approximately 2.6 million metric tons, representing an estimated 26.1% share of total cement shipments in Peru.

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

For concessions granted until 2008, the following rules apply:

●	the minimum annual production target is equivalent to one tax unit (approximately US$1,187) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$119) per year per hectare, in the case of non-metallic mining concessions;

●	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

●	if the minimum production level is not achieved within that period, an annual penalty equivalent to 2% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the fifteenth year, an annual penalty equivalent to 5% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the twentieth year, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

●	if the minimum production level is not achieved by the end of the thirtieth year, the mining concession expires.

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

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Limites Máximos Permisibles, or “LMPs”) for cement industries (approved by Supreme Decree No. 001-2020-MINAM). These standards are legally enforceable and all cement industry operations are required to comply with them.

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notices; fines of up to 600 UIT (US$711,920); restrictions, suspensions or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

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

Hazardous Waste

Hazardous waste generated as a consequence of cement production activities must be disposed of in specialized landfills. The transportation of solid waste outside the limits of the industrial complex must be conducted exclusively through specialized companies registered with DIGESA and MINAM. Industries are free to contract with an EO-RS (a company that provides solid waste services such as transportation, treatment or disposal) or with an EC-RS (a company that carries out commercialization activities aiming at the reuse of solid waste). Yet in order to limit their liability in case of environmental harm, industries must make sure the EO-RS and EC-RS they retain count with all necessary permits to collect, transport and dispose hazardous wastes.

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

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, said payments were not subject to any social contribution, except for Income Tax; consequently, until December 2015, employers paid directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

(iv) life insurance, since the first day at work,

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

The following is a brief description of the principal activities of our consolidated subsidiaries.

●	Cementos Selva S.A. is engaged in the production and marketing of cement and other construction materials in the northeast region of Peru. It also owns all of the equity shares of Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

●	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

●	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

Other non.relevant, non-operating subsidiaries

●	Calizas del Norte S.A.C. (on liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

●	Salmueras Sudamericanas S.A. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 to our annual audited consolidated financial statements included in this annual report.

●	Soluciones Takay S.A.C is a platform that connects families that want to build with certified professionals.

D.	Property, Plant and Equipment

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

Pacasmayo Facility

As of December 31, 2020, our Pacasmayo facility had 10 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million metric tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2020, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Piura Facility

Annual installed production capacity of our Piura plant is 1.6 million metric tons of cement and 1 million metric tons of clinker.Our Piura plant operates with a horizontal kiln with installed clinker production capacity of 1 million metric tons per year, as well as a cement mill with installed cement production capacity of 1.6 million metric tons per year. Our Piura plant also has two storage silos with storage capacity of 240,000 metric tons of cement.

During 2020, we invested in the construction of a new silo, with a capacity of 1,300 MT, which will reduce transportation costs as we will be able to serve the areas of influence from the Piura plant.

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

Ready-Mix Concrete Facilities

We also have 22 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Pacasmayo, Tarapoto, Iquitos and Moyobamba among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2020, our ready-mix operations had 186 mixer trucks and 30 concrete pumps available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2020			2019			2018
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,307	45.1%	2,900	1,368	47.2%	2,900	1,155.3	39.8%
Piura facility	1,600	1,020	59.8%	1,600	954	59.7%	1,600	918	57.4%
Rioja facility	440	263	63.7%	440	301	68.4%	440	272.9	62.0%
Total	4,940	2,590	52.4%	4,940	2,623	53.1%	4,940	2,346.2	47.5%
Clinker:
Pacasmayo facility	1,500	712	47.5%	1,500	864	57.6%	1,500	831.4	55.4%
Piura facility	1,000	566	56.6%	1,000	758	75.8%	1,000	676.2	67.6%
Rioja facility	280	198	70.9%	280	231	82.5%	280	211.3	75.5%
Total	2,780	1,477	53.1%	2,780	1,853	66.6%	2,780	1,718.9	61.8%
Quicklime(2):
Pacasmayo facility	240	54.4	22.7%	240	73.6	30.7%	240	105.3	43.9%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

In August 2018, we joined the Global Cement and Concrete Association (GCCA) and become members of the GCCA and the GCCA announced the formation of a strategic partnership with WBCSD to facilitate sustainable development of the cement and concrete sectors and their value chains. As part of a new agreement, the work carried out by the CSI and the GNR database was transfer from WBCSD to the GCCA on 1 January 2019.

We are part of Innovandi, the Global Cement and Concrete Research Network, which was recently launched by the Global Cement and Concrete Association (GCCA). The network ties together the cement and concrete industry with scientific institutions to drive and support global innovation with actionable research. It aims to decisively build on the industry’s sustainability progress and Pacasmayo is one of the 24 companies from across the world, including cement and concrete manufacturers, admixture specialists and equipment suppliers that have already committed to the initiative.

In 2020, we were included for the second consecutive year as part of the Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In February 2021, we were selected to be part of The Sustainability Yearbook 2021. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. Moreover, we have been awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry. This is the first year that Peruvian companies have been included as part of the Yearbook, and we are one of only two Peruvian companies included, and the only one to be awarded a special recognition. With around 7,000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

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

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2020, this program benefited over 1,700 stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2020 benefited 125 stakeholders.

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

Actions to fight against COVID-19 in our communities. 2020 was one of the most challenging periods in Pacasmayo’s history. The global COVID-19 pandemic has created unprecedented impacts in Peru and on the national economy, namely a collapsed healthcare system, more than 37,000 thousand dead, strict confinement measures that paralyzed the country’s country’s main economic activities and which caused a contraction decrease in GDP of 11.1%, as well as the loss of millions of jobs. In order to mitigate this these impacts and help support our communities, we did implemented the following programs and actions:

●	We benefited more than 8,000 families by delivering 168 MT of food in partnership with local authorities and neighborhood boards.

●	Over 700,000 people benefited from the S/ 2.3 million we allocated to meet the health needs of the northern region and jungle area of Peru. This allowed us to donate protective equipment, oxygen, rapid tests, and biomedical devices to medical personnel, police, and other public servants with high exposure.

●	Over 16.7 km of public roads were disinfected with the support of our mixers, equipment, and volunteer personnel in the cities of Pacasmayo, Scrapie, San Pedro de Lloc, Piura, Sechura and Trujillo.

●	18,000 homes were disinfected and fumigated with the help of non-profit organizations.

●	We reached 3.5 million people by disseminating messages in different local media promoting hygiene habits, social distancing, and the use of masks.

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

Therefore, Pacasmayo has processes and systems that analyze and evaluate the management of the its business units, encouraging continuous improvement. Our management control systems include:

●	Mapping of new emerging risks and definition of impact, probability and design of controls;

●	Periodic review of current risks and update of Impact Probability and Controls information;

●	Quantification and effect of risk on EBITDA;

●	Evaluation of external factors; and

●	Periodic review of policies, procedures, regular internal audits and employee training.

Risk Management Process

The following are highlights of our risk management process.

●	The Risks are mapped considering the impact on profit, revenues, resources, employees, communities where we operate and our suppliers.

●	An integrated risk management system and tools are used to collect information collaboratively with the functional areas and external sources of the company.

●	These processes include the evaluation of risks related to Operations, Human Rights, Sustainability, Fraud and Corruption, in different areas such as commercial, operations, environment, health and safety, among others.

●	The development of a risk management culture throughout the company in a decentralized manner, integrating the processes to the mapping of risks and the identification and mitigation of risks from the strategic level to the operational level.

●	The foregoing is reinforced with training for employees and suppliers and communication plans for the entire company.

Risk Management Organization

Managers responsible for risk Metrics	Risk Management Team	Risks committee	Audit Committee
● Those responsible for the evaluation, management and prevention of the risk metrics of each area. ● Risk management coordinates with them for the development and monitoring of these metrics.	● Group responsible for the implementation of the corporate risk management strategy, which includes activities such as risk identification, evaluation, quantification, and promotion of a risk management culture, among others.

●     Group created to establish and supervise the implementation of the risk management strategy at the corporate level.

●     It is made up by the CEO, the VPs and the Risks Manager

●     the Risks Committee reports to the Audit Committee

●     Made up by 3 independent board members, reports directly to the Board

●     The participants are the external auditors, the internal auditor, the compliance officer, the CFO and the Risk Manager

●     Evaluates improvement opportunities and plans for the risk metrics.

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

Based on these plans, we have prepared a restart protocol for the restart of operations that include new safety measures and measures for the protection of and we have updated all of our protocols relating to health and safety to include measures needed to stop the spread of COVID-19.

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

✓ Several in house projects, pilots and Proof of Concept are underway and planned to explore complementary business models

✓ Investing in a corporate entrepreneurship initiative (startup)

✓ Open innovation initiatives to explore investment in startups in the region

✓ integrating horizontally developing digital solutions to work better with small and medium size hardware stores (Project Moche), looking into digitizing a good part of the order to cash process with Construction Companies (Project Egypt) and exploring new sales channels (Project Canal Propio)

✓ Provide seed capital and technical assistance to Soluciones Takay, a venture founded in late 2018 and managed by former employees of Cementos Pacasmayo, who are currently developing a marketplace that connects customers planning to build a house with top-quality, pre-screened independent professionals. This investment provides Pacasmayo with a unique opportunity to explore different business-to-consumer models and gather relevant information straight from the end consume.

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

In 2020, our cement sales volume were approximately 2.6 million metric tons, representing an estimated 26.1% share of Peru’s total cement sales that year. That same year, we also sold approximately 58 thousand metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/seashells and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply our limestone and seashell needs for approximately 73 years, based on our estimated annual extraction of limestone/seashell consumption levels. We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that added 240,000 metric tons of installed annual cement production capacity. In 2015, we completed construction of our cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015, and clinker production started in January 2016. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant in Piura is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

Factors Affecting our Results of Operations

Revenue Drivers

In 2020, approximately 91.4% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8.6% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

Based on our estimates, sales to the auto-construcción segment accounted for approximately 70.6% of our total cement sales in 2020, 60.3% in 2019, 58.7% in 2018; private construction projects, both large and small, accounted for approximately 13.6% of our total cement sales in 2020, 19.9% in 2019, 24.4% in 2018; and public construction projects accounted for the remaining 15.8% in of our total cement sales in 2020, 19.8% in 2019, and 16.9% in 2018. During 2020 we saw an increase in auto-construcción compared to other segments, mainly due to its resilience in times of crisis. As the Peruvian economy starts to recover from the impact of the COVID-19 pandemic and continues to become less informal, private construction projects and infrastructure are expected to become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have contracted by 9.7% in 2020, grown 3.2% in 2019 and 4.7% in 2018. Our cement volumes, which represented most of the cement sales in the northern region of Peru, contracted by 1.3% in 2020, grew 10.6% in 2019 and 4.3% in 2018, in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2020, there was a significant reduction in activity relating to these projects, due primarily to the economic impact of the COVID-19 pandemic.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 12.6% of our costs of production in 2020, 13.7% in 2019 and 16.2% in 2018. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal sourced by third-party producers.

During the first months of 2020 we used gas in our Piura facility to fuel our kiln. We had a long-term gas supply agreement with Olympic Peru which we decided to terminate in 2020. Gas accounted for an estimated 1.5% of our costs of production in 2020, since we only used gas during the first half of the year.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2026. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2022. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 14.6% of our cost of production in 2020, 14.4% in 2019 and 14.8% in 2018. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 4.3% of our cost of production in 2020, 4.6% in 2019 and 4.6% in 2018.

Personnel expenses represented 14.8% of our total costs and expenses in 2020, 18.9% in 2019, and 16.5% in 2018.

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

Operating Segments

We have three operating segments: (i) cement, concrete and precast, (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 32 to our annual audited consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2020, see note 2.3.19 and 4 to our annual audited consolidated financial statements included in this annual report.

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

Determination of Useful Live of Assets for Depreciation and Amortization Purposes

Depreciation of mining concessions and mine development costs are charged to cost of production on a units-of-production basis using proved reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

Buildings and other constructions:	Years
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

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

As of December 31, 2020 and 2019, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000. See note 1.2 to our annual audited consolidated financial statements. We have assessed the recoverable amount of our goodwill and has determined that there are no indicators of an impairment loss of this asset as of December 31, 2020 and 2019.

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

Results of Operations

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019

	Year ended December 31,
(amounts in millions of S/)	2020	2019	Variation %
Sales of goods	1,296.3	1,392.7	(6.9)
Cost of sales	(921.0)	(905.8)	1.7
Gross profit	375.3	486.9	(22.9)
Operating income (expense):
Administrative expenses	(163.4)	(174.5)	(6.4)
Selling and distribution expenses	(40.1)	(44.5)	(9.9)
Other operating income (loss) or (expense), net	4.3	2.6	65.4
Total operating expense, net	(199.2)	(216.4)	(7.9)
Operating profit	176.1	270.5	(34.9)
Other income (expense):
Finance income	3.0	2.6	15.4
Finance costs	(88.7)	(77.9)	13.9
Loss (gain) on the valuation of trading derivative financial instruments	5.3	(1.5)	N/A
Loss from exchange difference, net	(9.8)	0.6	N/A
Total other expenses, net	(90.2)	(76.2)	18.4
Profit before income tax	85.9	194.3	(55.8)
Income tax expense	(28.0)	(62.3)	(55.1)
Profit for the year	57.9	132.0	(56.1)

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2020 and 2019:

	Year ended December 31,
	2020	%	2019	%
Cement, concrete and precast	1,181.2	91.1	1,289.0	92.6
Quicklime	32.5	2.5	36.1	2.6
Construction supplies	82.2	6.3	67.2	4.8
Other	0.4	0.1	0.4	0.0
Total sales of goods	1,296.3	100.0	1,392.7	100.0

Our total sales of goods decreased by 6.9%, or S/96.4 million, to S/1,296.3 million in 2020 from S/1,392.7 million in 2019. This decrease was primarily due to the following factors:

●	an 8.4%, or S/107.8 million, decrease in 2020 in sales of cement, concrete and precast mainly due to decreased sales of these products resulting from the halt in operations from March 16 to May 18, 2020 decreed by government mandate and the declaration of a state of emergency intended to prevent the spread of COVID-19 infections; and

●	a 10.0%, or S/3.6 million, decrease in the sales of quicklime, mainly due to a decrease during the lockdown;

●	partially offset by a 22.3%, or S/15.0 million, increase in the sale of construction supplies, mainly due to higher activity in the self-construction segment as families increased spending on home improvement projects as a result of the prolonged stay-at-home measures.

The following table sets forth the composition of our sales of cement, concrete and precast for 2020 and 2019:

	Year ended December 31,
	2020	2019	Variation
	(in millions of S/)%
Cement	1,023.9	1,065.5	(3.9)%
Concrete and pavement	122.1	197.7	(38.2)%
Prescast	35.2	25.8	36.4%
Total	1,181.2	1,289.0	(8.4)%

Our total sales of cement, concrete and precast decreased by 8.4%, or S/107.8 million, to S/1,181.2 million in 2020 from S/1,289.0 million in 2019. This decrease was primarily due to the following factors:

●	cement sales revenue decreased 3.9%, or S/41.6 million, in 2020 due to higher volume of cement sold (1.8%), as bagged cement sales recovered rapidly after the lockdown period, offset by a decrease in average price, mainly due to sales mix (-5.7%), as we sold higher volumes of our lower priced products;

●	concrete sales revenue decreased 38.2%, or S/75.6 million, in 2020 due to an decrease in volume (41.2%) and a decrease in the average price of concrete (6.9%), as the sector did not recover as swiftly following the two-month lockdown; and

●	sales of precast increased by 36.4%, or S/9.4 million, in 2020 mainly due to an increase in volume (7.4%) and in the average price of precast products (29.0%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2020 and 2019:

	Year ended December 31,
	2020		2019
	(in millions of S/)%		(in millions of S/)%
Cement, concrete and precast	(814.0)	88.4	(808.6)	89.3
Quicklime	(27.5)	3.0	(32.5)	3.6
Construction supplies	(78.9)	8.6	(64.4)	7.1
Other	(0.6)	0.0	(0.3)	0.0
Total	(921.0)	100.0	(905.8)	100.0

Our total cost of sales increased by 1.7%, or S/15.2 million, to S/921.0 million for 2020, from S/905.8 million for 2019, primarily due to the following factors:

●	a 0.7%, or S/5.4 million, increase in the cost of sales of cement, concrete and precast in 2020, due primarily to sustained fixed costs without income during the halt in operations, as well as the use of imported clinker during the second half of the year due to the sudden and sharp increase in cement sales volume;

●	offset by a 15.4%, or S/5.0 million, decrease in the cost of sales of quicklime, due primarily to lower sales volume and the decision to sell ex-works during the lockdown period; and

●	a 22.5%, or S/14.5 million, increase in the cost of sales of construction supplies, mainly due to an increase in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete and precast for 2020 and 2019:

	Year ended December 31,
	2020	2019	Variation
	(in millions of S/)%
Cement	(662.3)	(624.2)	6.1
Concrete and pavement	(121.0)	(162.3)	(25.4)
Precast	(30.7)	(22.1)	38.9
Total	(814.0)	(808.6)	0.7

Our cost of sales represented 62.8% of our sales revenue in 2020, compared to 57.9% in 2019. Our total cost of sales of cement, concrete and precast increased by 0.7%, or S/5.4 million, in 2020, primarily due to the following factors:

●	cost of sales of cement increased by 6.1%, or S/38.1 million, mainly due to an increase in sales volume sold (1.8%) as well as an increase in production costs (4.3%) due to increased fixed costs, as well as the use of imported clinker;

●	offset by a decrease in the cost of sales of concrete of 25.4%, or S/41.3 million due to the decrease in sales volume sold (31.3%), offset by an increase in production costs (5.9%). Sales of concrete had a slower recovery than cement sales, after the government mandated a two-month lockdown during the first half of the year, resulting in reduced dilution of fixed costs; and

●	a 38.9% increase in the cost of sales of precast, mainly due to increased sales volume (7.4%) and in increase in production costs (31.5%) mainly due to sales mix, since we sold lower margin products during the first months of the year.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2020 and 2019:

	Year ended December 31,
	2020		2019
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)	%	(in millions of S/)	%
Cement, concrete and precast	367.2	31.1	480.5	37.3
Quicklime	5.0	15.4	3.6	10.0
Construction supplies	3.3	4.0	2.8	4.2
Other	(0.2)	—	—	—
Total gross profit	375.3	29.0	486.9	35.0

Total gross profit decreased by 22.9%, or S/111.6 million, to S/375.3 million in 2020, from S/486.9 million in 2019, mainly because of, the higher fixed costs and lower sales, during the lockdown period, as well as use of imported clinker during the second half of the year. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2020 was 29.0% compared to 35.0% for 2019.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and precast segment for 2020 and 2019:

	Year ended December 31,
	2020		2019		Gross Profit
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Margin Variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	361.6	35.3	441.3	41.4	(6.1)
Concrete	1.1	0.9	35.4	17.9	(17.0)
Precast	4.5	12.8	3.7	14.3	(1.5)
Total gross profit	367.2	31.1	480.5	37.3	(6.2)

Gross profit margin for cement, concrete and precast decreased by 6.2 percentage points in 2020 compared to 2019. This was due mainly to a decrease in cement margin (6.1 percentage points) due to lower dilution of fixed costs and the higher cost of using imported clinker, a significant decrease in concrete margin (17.0 percentage points) mainly due to a slower recovery in concrete sales after the lockdown in the first half of 2020, which resulted in lower dilution of fixed costs and lower sales volume, and a decrease in precast margin (1.5 percentage points).

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2020, our operating expenses decreased by S/17.2 million to S/199.2 million from S/216.4 million in 2019, mainly due a adjustments made in expenses to safeguard our financial wellbeing during the crisis.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2020 and 2019:

	Year ended December 31,
(in millions of S/)	2020	2019
Personnel expenses	76.3	84.4
Third-party services	48.7	53.0
Board of directors compensation	6.0	6.7
Depreciation and amortization	16.6	14.6
Taxes	5.3	5.0
Others	10.5	10.8

Total	163.4	174.5

Our administrative expenses decreased by 6.4%, or S/11.1 million, to S/163.4 million in 2020 from S/174.5 million in 2019. Personnel expenses decreased by S/8.1 million mainly due to a decrease in variable components, mainly bonuses and decreased profit sharing, because of the impact on our results of operations resulting from the pandemic. Third party services also decreased by S/4.3 million mainly due to a decrease in consultancy services compared to 2019.

Administrative expenses related to the cement, concrete and precast segment accounted for approximately 94.5% of total administrative expenses for 2020 compared to approximately 95.0% for 2019. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 0.9%, 3.7% and 0.9%, respectively, of total administrative expenses for 2020 compared to approximately 1.0%, 2.0% and 2.0% respectively, for 2019.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2020 and 2019:

	Year ended December 31,
(in millions of S/)	2020	2019
Personnel expenses	26.3	26.8
Advertising and promotion expenses	3.3	7.0
Other	10.6	10.7
Total	40.2	44.5

Our total selling and distribution expenses decreased by 9.7%, or S/4.3 million, to S/40.2 million in 2020 from S/44.5 million in 2019, primarily related to a decrease in advertising and promotion.

Selling and distribution expenses related to the cement, concrete and precast segment represented approximately 94.5% of total selling and distribution expenses for 2020, compared to 95% for 2019. Selling and distribution expenses related to quicklime, the construction supplies and other segments represented approximately 0.9%, 3.7%, and 0.9% respectively, of total selling and distribution expenses for 2020, compared to 1.0%, 2.0% and 2.0%, respectively, for 2019.

Other Operating Income, Net

Our other operating income, net increased S/1.7 million, to S/4.3 million in 2020 from S/2.6 million in 2019, mainly due to the income obtained from the sale of fixed assets, offset by the expenses related to fight against COVID-19.

Other Expenses, Net

Our other expenses, net increased by S/14.0 million, to S/90.2 million in 2020 from S/76.2 million in 2019.

Income Tax Expense

Our income tax expense decreased by 55.1%, or S/34.3 million, to S/28.0 million for 2020 from S/62.3 million for 2019, mainly due to a decreased in profit before income tax. Our effective tax rate for 2020 was 32.6% in 2020, 32.1% for 2019 and, 35.3% for 2018.

Profit for the period

As a result of the foregoing, our profit for 2020 decreased by 56.2%, or S/74.2 million, from S/132.0 million for 2020 to S/57.9 million for 2019, %, mainly due lower operating profit, as well as a slight increase in financial expenses derived from increased interest expenses from short-term loans to cover working capital.

Comparison of Year Ended December 31, 2019 to Year Ended December 31, 2018.

	Year ended December 31,
(amounts in millions of S/)	2019	2018	Variation %
Sales of goods	1,392.7	1,262.9	10.3
Cost of sales	(905.8)	(796.2)	13.8
Gross profit	486.9	466.7	4.3
Operating income (expense):
Administrative expenses	(174.5)	(172.1)	(1.4)
Selling and distribution expenses	(44.5)	(44.1)	(0.9)
Other operating income, net	2.6	(8.7)	N/M
Total operating expense, net	(216.4)	(224.9)	(3.8)
Operating profit	270.5	241.8	11.9
Other income (expense):
Finance income	2.6	2.3	13.0
Finance costs	(77.9)	(87.3)	(10.8)
Loss (gain) on the valuation of trading derivative financial instruments	(1.5)	2.6	(10.8)
Cumulative net loss on settlement of derivative financial instruments	—	(34.9)	N/M
Loss from exchange difference, net	(0.6)	(8.4)	N/M
Total other expenses, net	(76.2)	(125.7)	(39.4)
Profit before income tax	194.3	116.1	67.4
Income tax expense	(62.3)	(41.0)	52.0
Profit for the year	132.0	75.1	75.8

N/M means not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2019 and 2018:

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

Our total sales of goods increased by 10.3%, or S/129.8 million, to S/1,392.7 million in 2019 from S/1,262.9 million in 2018. This increase was primarily due to the following factors:

●	a 13.6%, or S/154.3 million, increase in 2019 in sales of cement, concrete and precast mainly due to increased sales of concrete to small and medium sized private projects and the public sector, as well as increased sales of cement to auto-construcción and the public sector for reconstruction related projects;

●	offset in part by a 37.3%, or S/21.5 million, decrease in 2019 in the sales of quicklime, mainly due to a decrease in sales of refined quicklime; and

●	a 2.6%, or S/1.8 million, decrease in 2019 in the sale of construction supplies, mainly due to lower sales of steel bars.

The following table sets forth the composition of our sales of cement, concrete and precast for 2019 and 2018:

	Year ended December 31,
	2019	2018	Variation
	(in millions of S/)%
Cement	1,065.5	975.6	9.2
Concrete	197.7	136.7	44.6
Precast	25.8	22.4	15.2
Total	1,289.0	1,134.7	13.6

Our total sales of cement, concrete and precast increased by 13.6%, or S/154.3 million, to S/1,289 million in 2019 from S/1,134.7 million in 2018. This was primarily due to the following factors:

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

Our cost of sales represented 65.0% of our sales in 2019, compared to 63.0% in 2018. Our total cost of sales of cement, concrete and precast increased by 19.8%, or S/133.4 million, in 2019, primarily due to the following factors:

●	cost of sales of cement increased by 16.7%, or S/89.1 million, in 2019, mainly due to a 8.3% increase in cement sales volume and a 8.4% increase in production cost due to higher transportation costs for the production of type V cement centralized at the Pacasmayo plant; and

●	a 38.4%, or S/45.1 million increase in the cost of sales of concrete and pavement in 2019, due to an 40.2% increase in volume sold, offset by a 1.8% decrease in production costs, mainly due to dilution of fixed costs;

●	offset in part by a 3.5% or S/0.8 million decrease in the cost of sales of precast during 2019, mainly due a 7.9% increase in sales volume, offset by an 11.4% increase in production costs mainly due to higher costs from more specialized products, which also have a higher margin.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2019 and 2018:

	Year ended December 31,
	2019		2018
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)	%	(in millions of S/)	%
Cement, concrete and precast	480.4	37.3	459.5	40.5
Quicklime	3.6	10.0	5.3	9.2
Construction supplies	2.8	4.2	1.8	2.6
Other	0.1	25.0	0.1	6.3
Total gross profit	486.9	35.0	466.7	37.0

Total gross profit increased by 4.3%, or S/20.2 million, to S/486.9 million in 2019, from S/466.7 million in 2018, mainly due to higher sales. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2019 was 35.0% compared to 37.0% for 2018.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete and precast segment for 2019 and 2018:

	Year ended December 31,
	2019		2018		Gross Profit
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Margin Variation
	(in millions of S/)	%	(in millions of S/)	%	percentage points
Cement	441.4	41.4	440.6	45.2	(3.8)
Concrete and pavement	35.3	17.9	19.4	14.2	3.7
Precast	3.7	14.7	(0.5)	(2.2)	16.9
Total gross profit	480.4	37.3	459.5	40.5	(3.2)

Gross profit margin for cement, concrete and precast decreased by 3.2 percentage points in 2019 compared to 2018. This was mainly due to a decrease of 3.8 percentage points in cement margin due to higher transportation costs, from the transfer of clinker from Piura to Pacasmayo for the production of type V cement, as well as increased production costs during the first half of the year due to the use of imported clinker in Pacasmayo during maintenance of the kiln. This was partially offset by the increase gross margin of concrete, mainly due to higher dilution of fixed costs as a result of higher sales, and precast, mainly due to sale of higher margin products.

Operating expense

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2019, our operating expenses decreased by S/8.5 million to S/216.4 million from S/224.9 million in 2018, by the provision expense of a tax receivable to the Peruvian tax authority in 2018, as well as expenses related to reconstruction of public road network destroyed by the Coastal El Niño in 2018.

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

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2019 and 2018:

	Year ended December 31,
(in millions of S/)	2019	2018
Personnel expenses	26.8	21.7
Advertising and promotion expenses	7.0	13.1
Third party services	4.9	4.8
Expected credit losses for trade receivables	1.5	0.7
Other	4.3	3.8
Total	44.5	44.1

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

Other Operating Income (Expense), Net

Our other operating income (expense), net increased S/11.3 million, to an income of S/2.6 million, from an expense of S/8.7 million, mainly due to expenses related to a non-cash effect generated by the provision expense of a tax receivable to the Peruvian tax authority in 2018, as well as expenses related to reconstruction of public road network destroyed by the Coastal El Niño in 2018.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
(in millions of S/)	2020	2019	2018
Net cash flows from operating activities	331.4	205.1	203.6
Net cash flows from (used in) investing activities	(48.4)	(79.6)	(98.8)
Net cash flows from (used in) financing activities	(43.8)	(106.8)	(105.3)
Increase (decrease) in cash	239.2	18.7	(0.5)

Cash Flows from Operating Activities

Net cash flow from operating activities increased by 61.6% or S/126.3 million, to S/331.4 million in 2020 from S/205.1 million in 2019, mainly due to decreased inventories, since in 2019, we purchased inventory, decreasing operating cash flow. Those inventories were consumed in 2020, so operating cash flow increased. Net cash flow from operating activities increased by 0.7% or S/1.5 million, to S/205.1 million in 2019 from S/203.6 million in 2018, mainly due to an increase of inventory and a decrease of income tax payments and interests.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/48.4 million for 2020, and were primarily related to maintenance capex for our cement plants. Net cash flow used in investing activities were S/79.6 million for 2019, and were primarily related to maintenance capex for our cement plants and purchase of equipment for concrete and aggregates equipment.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/43.8 million for 2020, and were primarily due to dividends paid to our shareholders. Net cash flows used in financing activities were S/106.8 million for 2019, and were primarily due to dividends paid to our shareholders.

Indebtedness

As of December 31, 2020, our total outstanding debt was S/1,268.6 million (equivalent to US$350.1 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuances of the local bond issued in January 2019 and short-term loans.

As of December 31, 2020, the Company maintains cross currency swap hedging agreements for US$150 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/1,208.2 million (equivalent to US$333.4 million).

(amounts in millions of S/)	As of December 31, 2020	Interest rate	Maturity Date
Short-term promissory notes	65.2	2.2%	July 8, 2021
Mid-term promissory notes	79.5	2.62%	January 10, 2022
Mid-term promissory notes	79.5	2.62%	January 10, 2022
Senior Notes due 2023	475.5	4.5%	February 8, 2023
Senior Notes due 2029	259.5	6.69%	February 1, 2029
Senior Notes due 2034	309.4	6.84%	February 1, 2034

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

Local Bonds. On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program for up to S/1,000 million soles. On January 31, 2019, 2 issuances were completed for a total of S/570 million. One for S/260 million with a rate of 6.68750% for a term of 10 years, and another for S/310 million with a term of 15 years and a rate of 6.84375%. The rates and terms obtained benefit our financial costs structure, with lower cost of capital, an extended maturity and less exposure to currency fluctuations.

Derivative Financial Instruments

As of December 31, 2020, we maintain cross currency swap hedging agreement in aggregate principal amount of US$150 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt. Of the US$150 million principal amount of the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is maintained as derivative financial instruments for trading.

Short-term loans.

As of December 31, 2020, financing in dollars and soles with Banco de Crédito del Peru were obtained for working capital, have current and medium-term maturity and accrue interest at effective annual rates of 2.20 and 2.62 percent, respectively.

During 2020, the net loss originated by the exchange difference was approximately S/9,831,000 and, during 2019, the net gain from exchange difference amounted to S/729,000. All these results are presented in the caption “Gain (loss) from exchange difference, net” of the consolidated statement of income.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2020, our research and development group consisted of 7 geologists in-house, as well as a research and development agreement with UTEC, for the development of new types and uses of cement. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications; and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2020.

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	2016	2017	2018	2019	2020	% share
Pacasmayo Group	2,285	2,267	2,364	2,615	2,576	26.1
Imports	—	76	32	13	38	0.4
Total	2.285	2,343	2,396	2,628	2,614	26.5

Central Region (thousands of metric tons)
Plant	2016	2017	2018	2019	2020	% share
UNACEM	5,110	4,993	5,058	5,316	4,172	42.3%
Caliza Inca	347	387	448	513	382	3.9%
Imports	490	496	885	663	493	5.0%
Total	5,947	5,876	6,391	6,492	5,047	51.1%

Southern Region (thousands of metric tons)
Plant	2016	2017	2018	2019	2020	% share
Grupo Yura	2,645	2,618	2,597	2,584	2,019	20.5%
Imports	18	42	65	98	189	1.9%
Total	2,663	2,660	2,662	2,682	2,208	22.4%
Total Regions	10,895	10,879	11,449	11,802	9,869	100.0%

Sources: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru:

	Portland Cement						Other Portland Cements
Business	I		II		V		IP	I(PM)	MS		I Co
UNACEM	✓	(1)	✓	(1)	✓	(1)	✓	✓
Cementos Pacasmayo	✓		✓	(2)	✓		✓		✓	(2)	✓
Cementos Selva	✓	(1)	✓	(1), (3)	✓	(1), (3)					✓
Cementos Sur	✓		✓	(2)	✓	(2)	✓	✓
Yura	✓		✓	(2)	✓	(2)	✓	✓

Source: ASOCEM

(1)	Low alkaline content.
(2)	Our Portland cement II is the same as our type MS/MH/R cement.
(3)	Manufactured upon request.

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

Peru continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes, to promotion of more public private partnerships (for example “taxes for infrastructure” which allows private companies to use part of their tax payments to directly finance infrastructure works) to allowing for other executors, such as the government to government agreements that have recently been signed by Peru and other governments to ensure promptly execution without corruption.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2020.

	Payments due by period
(in millions of S/)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge (principal portion)(1)	65.2	573.0		570.0	1,208.2
Lease liabilities	0.3	0.6	0.6	5.1	6.6
Interest payments	65.1	109.4	77.2	193.5	445.2
Hedge commission	16.1	24.1	—	—	40.2
Trade and other payables	180.5	—	—	—	180.5
Total	372.2	707.1	77.8	768.6	1,880.7

(1)	Does not include issuance costs.
(2)	Relates to take-or-pay contracts for the supply of gas to Cementos Pacasmayo.

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

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of nine directors. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

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

Board of Directors

The following sets forth our directors and their respective positions as of the date of this annual report. On July 9, 2020 the Annual Shareholder’s meeting was held and the number of directors was reduced to seven members, alternate directors were not elected and new directors were elected for the period 2020-2023. Ms. Ana María Botella Serrano, previously an alternate director, and Venkat Krishnamurthy were elected as new members.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Ana María Botella Serrano	Director	1953
Juan Francisco Correa Sabogal	Director	1974
Venkat Krishnamurthy	Director	1971
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Marco Antonio Zaldívar Garcia	Director	1960

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 9.14 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild serves as Director since April 1991, and currently serves as Chairman of the Board. He holds a degree in mechanical engineering from Tufts University, Boston, USA. Mr. Hochschild is also President of Hochschild Mining plc, Inversiones ASPI S.A. and is on the Board of Directors of UTEC and TECSUP. He is also Director of Sociedad de Comercio Exterior del Perú (COMEX Perú). He is also an expert consultant for the Economic Council of the Episcopal Conference

José Raimundo Morales Dasso. Mr. Morales serves as Director since March 2008. He holds a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico (University of the Pacific), and a Master’s in Business Administration from the Wharton Graduate School of Finance from the University of Pennsylvania, USA. Between 1970 and 1980 he worked in different positions at the Bank of America and Wells Fargo Bank. In 1980 he started to work at Banco de Crédito del Perú and served in high management positions. He served as the Chief Executive Officer of Banco de Crédito del Perú from October 1990 to April 2008. Currently, he is the Vice-Chairman of the board of Credicorp LTD., Banco de Crédito del Perú and Pacífico Cía. Seguros y Reaseguros. In addition, he is member of the Board of Atlantic Security Bank, Alicorp S.A.A., Pesquera Centinela S.A., Grupo Romero, Cementos Pacasmayo S.A.A., Fosfatos del Pacífico S.A., Cerámica Lima S.A., Corporación Cerámica S.A. and Inversiones y Propiedades S.A. He is also a member of the Board of the Peruvian Institute of Economy.

Ana María Botella Serrano. Ms. Botella serves as Director since July 9, 2020. Previously, she served as Alternate Director. She holds a bachelor’s degree in Law from the Complutense University of Madrid and is a member of the Senior Civil Administrators of the State. As a civil servant. she has worked at the Ministry of the Interior, Civil Government of La Rioja, Ministry of Public Works, Treasury Delegation of Valladolid and Ministry of Finance. In 2003, she was elected Councilor of the City of Madrid, has served as Second Deputy Mayor and has held the Government Delegations Employment and Social Services and Environment and Mobility. In December 2011, she was invested Mayor of the City of Madrid, a position she held until June 2015. She is currently the Executive President of the Integra Foundation and Director of Programs of the Atlantic Government Institute. Independent Director

Juan Francisco Correa Sabogal. Mr. Correa serves as Director since February 2018. He completed Business Administration studies at Universidad de Lima and has an MBA from Wharton Business School, University of Pennsylvania. He was Managing Director with Lazard Freres LLC at its Midwest Advisory practice until July 2017, following a career of more than 11 years with that firm. Mr. Correa was one of the founding members of the practice and responsible for establishing the business and developing its client base in the U.S. Midwest across a variety of industries. Prior to that, Mr. Correa was a Director in Lazard’s Power, Energy & Infrastructure group out of New York, covering a variety of sub-sectors. Mr. Correa also held a number or responsibilities in connection to Lazard’s efforts in Latin America and was a member of the Board of Directors of MBA Lazard (Lazard’s former joint venture for Spanish speaking Latin America). Prior to joining Lazard, Mr. Correa held positions with RWE/Thames Water, Merrill Lynch and Banco de Crédito del Peru. In addition, Mr. Correa has advised a broad number of U.S. and international corporations in matters that are not in the public domain related to strategic and M&A activity, and corporate finance topics.

Venkat Krishnamurthy. Mr. Krishnamurthy serves as Director since July 9, 2020. He holds a Bachelor of Science from he Indian Institute of Technology in Kanpur, where he received the Presidential Gold Medal and a PhD in Computer Science from Stanford University. He is a serial entrepreneur, who has created disruptive business and technology breakthroughs in Computer Graphics, Enterprise Software, Social Networks, Internet Marketing, IOT, CAD, Laser Scanning, Manufacturing, Metrology, Orthodontics, EAS/Security and Supply Chain. He is currently co-founder at Alignable, North America’s largest network for small and medium businesses and at Gita Krishnamurthy Vidyalaya a free school for under-privileged children in South India, as well as board member at privately held internet travel business Grand Circle Corporation. He is an Academy Award winner for Technical Achievement (2001) for pioneering inventions in the area of animation-ready higher order (polynomial) surface reconstruction from 3-D scanners. Previously, he co-founded Invisalign, Paraform/Metris, now Nikon Metrology, CTO at OATSystems, now Checkpoint’s RFID/IOT division and Instructor at MIT Professional Education on Radical Innovation. Independent Director

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008, and as Chief Executive Officer since April 2011. He holds a Bachelor’s degree in Economics from Universidad del Pacífico and an MBA from Georgetown University. He is also the CEO of ASPI, Fosfatos del Pacífico and FOSSAL. Moreover, he is director at Ferreycorp and has been Chairman of the Board of Trustees of Universidad del Pacífico, and Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager of the Instituto Libertad y Democracia (Freedom and Democracy Institute) and as Chief Executive Officer at Socosani S.A. He has been honored by the Institutional Investor magazine as one of the three best CEOs in the Latin American construction industry every year from 2014 to 2020.

Marco Antonio Zaldívar. Mr. Zaldívar serves as Director since March 2017. Chartered Public Accountant, graduated from Universidad de Lima and from the Executive Development Program of the Universidad de Piura PAD. He holds an MBA by the Adolfo Ibáñez School of Management (USA). He has been Chairman of the Board of Directors of the Lima Stock Exchange. Previously, at Ernst & Young, he was Risk Management and Regulatory Matters Partner, and Senior Partner of the Company’s Audit and Business Advisory Division. He has also been Vice Dean of the Lima School of Public Accountants, Chairman of the Board of Directors and Chairman of the Corporate Governance Committee at Procapitales. He currently is Independent Director of Edpyme Santander Consumo and Compañía de Minas Buenaventura, among other positions, and his extensive experience on Corporate Governance stands out. Independent Director

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	Legal Vice – President	1966	2008
Carlos Julio Pomarino Pezzia	Vice – President of the Cement Business	1962	2012
Diego Arispe Silva	Central Manager of Human Management	1981	2019
Aldo Bertoli Estrella	Central Manager of Commercialization	1969	2016
Carlos Paul Cateriano Alzamora	Central Manager of Corporate Social Responsibility and Communications	1957	2012
Dante Rafael Cárdenas Roncal(1)	Central Manager of Innovation and Digital Transformation	1974	2016
Tito Alberto Inope Mantero	Central Manager of Construction Solutions	1972	2015
Diego Reyes Pazos	Central Manager of Supply Chain	1977	2013
Hugo Villanueva Castillo	Central Manager of Operations	1962	2012

(1)	Mr. Cardenas left the Company in February 2021.

The following sets forth selected biographical information for each of our executive officers:

Jorge Javier Durand Planas. Mr. Durand joined Grupo Hochschild in 1994 and has been the Legal Vice-President and General Counsel of the Company since 2008. Previously, he was Legal Vice-President and General Counsel of Hochschild Mining plc. He is a lawyer graduated from Universidad de Lima (Peru) and holds a master’s degree in Business Administration by Universidad del Pacífico (Peru). Among other studies, he participated in the Management Program for Lawyers and the Corporate Governance and Performance Program of the Yale School of Management (USA), the Strategic Negotiations Program of Harvard Business School (USA) and the Prince of Wales’ Business & Sustainability Program at the University of Cambridge Institute for Sustainability Leadership (UK). Mr. Durand is currently a member of the Board of Directors at Inversiones ASPI S.A., Fosfatos del Pacífico, UTEC and TECSUP.

Carlos Julio Pomarino Pezzia. Mr. Pomarino has been Vice-President of the Cement and Construction Solutions Business since July 2017. He holds a bachelor’s degree in Economic Engineering from Universidad Nacional de Ingeniería and holds an MBA from the Adolfo Ibáñez School of Management and ESAN. In addition, he has participated in the Senior Management Program (PAD) of Universidad de Piura and completed the Independent Board Member Certification at Centrum Católica. He was Vice-President of the Cement Business from 2012 to 2017, Deputy General Manager from 2009 to 2012, Commercial Manager of the Company from 2002 to 2009 and General Manager of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as Administration and Finance Manager in Comercializadora de Alimentos S.A. and as Finance Manager in Fábrica de Tejidos San Jacinto S.A.

Diego Arispe Silva. Mr. Arispe is our Central Manager of Human Management since January 2019. He holds a degree in Law by the Universidad Catolica del Peru and has a Master of Business Administration (MBA) from Columbia Business School (United States). He has been working at the company for more than 10 years, having held various positions in the areas of Human Management, Social Responsibility and Legal, and was part of the team in charge of the implementation of our cement plant in Piura, as Project Controller.

Aldo Bertoli Estrella. Mr. Bertoli has been Commercial Central Manager since May 2016. He holds a University Degree in Business Administration by Universidad del Pacífico and a master’s degree in Business Management by Universidad de Piura. Before joining our Company, Mr. Bertoli worked for five years as Sales Manager for Peru, Ecuador and Bolivia at Pepsico Inc. Previously, he had held various positions throughout 12 years at Procter & Gamble, including a stay of four years in Bolivia as Country Manager.

Carlos Paul Cateriano Alzamora. Mr. Cateriano has been the Central Manager of Corporate Social Responsibility since June 2012; previously, since 2006, he served as Human Resources Manager. He studied Mechanical Engineering at Pontificia Universidad Católica del Perú and has pursued different studies in the High Management Program of Universidad de Piura. Prior to joining the company, Mr. Cateriano worked as Deputy Manager of Human Resources at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.). He also worked as Head of Training at Banco Santander Perú S.A. from 1995 to 1999, and as a consultant at Polímeros y Adhesivos S.A.

Dante Rafael Cárdenas Roncal Mr. Cárdenas served as IT Manager from April 13, 2015 to October 31, 2018 and in November he took a new position as Central Manager of Innovation and Digital Transformation. He has solid experience in information technologies, systems implementation and digital transformation projects. He is and Industrial Engineer from the Pontificia Universidad Católica del Perú and Master in Business Administration (MBA) from York University, Canada. Prior to joining our company, Mr. Cárdenas worked as IT Corporate Manager at Iberoamericana de Plásticos, as IT Manager at SINEA, among others.

Tito Alberto Inope Mantero. Mr. Inope has been Central Manager of Construction Solutions since June 2015. He is an Economist from Universidad de Lima, holds a master’s degree in Business Administration (MBA) by Universidad de Ciencas Aplicadas (UPC), and completed the Senior Management Program (PAD). Mr. Inope joined the Company in 1996 and has held various management positions throughout his 25 years at the Company.

Diego Reyes Pazos. Mr. Reyes has been Central Manager of Supply Chain, Administration and Risks since July 2013. He has solid experience in supply chain, project development, system/process design and implementation, and financial analysis. He is Busines Administrator from Universidad de Lima and holds a master’s degree in Business Administration by Universidad de Piura. Prior to joining our Company, Mr. Reyes served as Operations and Finance Manager at Belcorp, Senior Business Process Expert for Latin America at SAB Miller, Project Manager in the Vice-Presidency of Supply Chain at UCP Backus & Johnston, among others.

Hugo Pedro Villanueva Castillo. Mr. Villanueva has been Central Manager of Operations at Cementos Pacasmayo and Cementos Selva since January 2012. Previously, he served as the Operations Manager at Cementos Selva for more than nine years. He has been working at the Company for more than 20 years and has held various positions in the areas of Quality, Production and Operations. He is a Chemical Engineer graduated from the Universidad Mayor de San Marcos. He holds an MBA by Tecnológico de Monterrey, Mexico, has participated in the General Management Program of the PAD of Universidad de Piura and in the Senior Management Program of INCAE in Costa Rica. Additionally, he has completed various industry specialization programs.

B.	Compensation

As of December 31, 2020, the total short-term compensations amounted to S/24,076,000 (2019: S/23,692,000, 2018: S/24,129,000) and the total long-term compensations amounted to S/5,759,000 (2019: S/6,523,000, 2018: S/9,495,000). This compensation included payments made in connection with the workers’ profit sharing required under Peruvian labor laws, which require us to distribute between 8% and 10% of our taxable annual income, net of taxes, to all employees, including our executive officers. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters” for additional information on the profit sharing regulatory requirements.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2020 director compensation was approved at our annual shareholders’ meeting.

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

Our long-term bonus incentive program features the following key components:

●	available to senior executives who have been employed by our company at this level for at least four years;

●	at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

●	at the begging of the sixth year the relevant executive will receive the amount accrued during the first four years;

●	additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation or beginning of the plan; and

●	if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

●	must be no older than 58 years at the time his or her participation in the incentive program begins;

●	must have at least four years as senior executives with either our company, or our subsidiaries or affiliates;

●	is a professional who is deemed to have characteristics that are attractive to the market; and

●	the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.	Board Practices

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

Executive Committee

Our by-laws permit us to delegate an executive committee composed of three to five members of the board of directors. Mr. Eduardo Hochschild Beeck (chairman), Mr. Raimundo Morales Dasso and Mr. Humberto Nadal del Carpio are currently members of our executive committee. Our executive committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

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

Audit Committee

Our audit committee is composed of three directors: Mr. Marco Antonio Zaldívar, who is the chairman of the audit committee, Mr. Venkat Krishnamurthy and Mrs. Ana María Botella. All of the members of the audit committee qualify as independent in accordance with the SEC rules applicable to foreign private issuers Mr. Marco Antonio Zaldívar also qualifies as a financial expert under SEC rules. The audit committee is responsible for (i) reviewing our financial statements; (ii) evaluating our internal controls and procedures, and identifying deficiencies; (iii) the appointment, compensation, retention; and (iv) oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Corporate Governance Committee

Our corporate governance committee is composed of four directors. The current members are Mr. Eduardo Hochschild Beeck Correa (chair), Mr. Juan Francisco and Mr. Humberto Nadal del Carpio. The corporate governance committee is responsible for assisting the board on its oversight of director nomination and committee assignments, as well as the board and CEO successions. Similarly, it is responsible for assisting in the implementation of the committee and board self-assessment surveys and the review of governance principles.

D.	Employees

As of December 31, 2020, we had a total of 1,667 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2020	2019	2018
Management	40	36	35
Administrative personnel	1,299	1,364	1,133
Plant workers	328	321	309
Total(1)	1,667	1,721	1,477

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2020, approximately 16.3% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L , Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In March 2019, three-year Union Agreements were signed with our largest union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2020, approximately 12.4% of our employees were enrolled with the national public pension fund and 86.9% with a private social pension plan.

2020 was one of the most challenging periods in Pacasmayo’s history. The global COVID-19 pandemic has created unprecedented impacts in Peru, and on the national economy, namely a collapsed healthcare system, more than 37,000 dead, strict confinement measures that paralyzed the country’s main economic activities and which caused a contraction in GDP of 11.1%, as well as the loss of millions of jobs.

This situation has not only affected our operations, but also our employees, customers, suppliers, and surrounding communities. At Pacasmayo, we decided to tackle these challenges with responsibility and empathy, working with our stakeholders to overcome the emergency together. Thus, we made great efforts that have transformed us into an organization that is ever more focused on the health and safety of its employees, more supportive, digital, and flexible, and which have allowed us to continue to generate value in these difficult times.

Our priority was to continue guaranteeing the health of all our employees and to protect their jobs. In order to achieve this, we had the following initiatives:

●	Short-term loans and working capital savings strategy to ensure liquidity, maintain payroll, and protect our people’s wages

●	Creation of the “Workplace COVID-19 Surveillance, Prevention and Control Plan”

●	100% of employees trained in new protocols

●	Contigo Pacasmayo platform to monitor the health of our workers and provide specialized, confidential, and timely care

●	Online Medical Assistance for our employees and direct family members to make medical consultations by phone, without leaving home

●	Creation of the ‘COVID Inspector’ role to promote an internal culture of prevention

●	Remote work in all our units and for 100% of administrative employees

●	Construyendo desde Casa: A program that provides our employees with resources and tools to adapt to working remotely

●	Implementation of ‘pulses’, listening spaces to identify concerns and maintain team effectiveness as well as a work-life balance

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2021, persons who are currently members of our board of directors and our executive officers held as a group 836,149 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2021. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 common shares.

Mr. Manuel Ferreyros, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2021, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2021, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2021.

	As of March 31, 2021
	Common shares		Investment shares		Total
Shareholder	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage
ASPI(1)	211,985.5	50.0%	—	—	211,985.5	45.7%
CPSAA (treasury shares)	—	—	36,040.4	89.5%	36,040.4	7.8%
RI—Fondo 2 (AFP Prima)	22,576.7	5.3%	—	—	22,576.7	4.9%
RI—Fondo 3 (AFP Prima)	18,300.9	4.3%	—	—	18,300.9	3.9%
IN—Fondo 3 (AFP Integra)	19,434.2	4.6%	—	—	19,434.2	4.2%
PR—Fondo 2 (PROFUTURO)	20,323.5	4.8%	—	—	20,323.5	4.4%
PR—Fondo 3 (PROFUTURO)	20,212.6	4.8%	—	—	20,212.6	4.4%
Directors and officers(2)	1,351.8	0.3%	—	—	1,351.8	0.3%
American Depositary Receipt Program	31,139.0	7.4%	—	—	31,139.0	6.7%
Other shareholders	78,544.2	18.5%	4,238.5	10.5%	82,782.7	17.7%
Total	423,868.4	100.0%	40,278.9	100.0%	464,147.3	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2016 to December 31, 2020.

	As of December 31,
Shareholder	2020	2019	2018	2017	2016
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
CPSAA (treasury shares)	7.8%	7.8%	7.8%	7.8%	6.4%
IN—Fondo 2 (AFP Integra)	—	—	4.7%	—	—
RI—Fondo 2 (AFP Prima)	4.6%	3.9%	4.4%	3.3%	4.2%
RI—Fondo 3 (AFP Prima)	—	4.1%	0.2%	2.7%	3.1%
American Depositary Receipt Program	6.8%	6.7%	13.0%	15.1%	16.2%
IN—Fondo 3 (AFP Integra)	4.1%	5.1%	—	—	—
PR—Fondo 2 (AFP Profuturo)	4.4%	4.2%	—	—	—
PR—Fondo 3 (AFP Profuturo)	3.7%	4.0%	—	—	—
Other shareholders	22.7%	18.5%	24.2%	25.4%	24.4%
Total	100%	100.0%	100.0%	100.0%	100.0%

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

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2021, we estimate that there were 6,227,793 ADSs outstanding, which represented 6.7% of our common shares outstanding as of such date. As of December 31, 2020, the number of record holders of our common shares (or ADSs representing our common shares) that file Form 13Fs in the United States was 10.

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

As of December 31, 2020, we had an accounts receivable balance with ASPI, our controlling shareholder, in the amount of S/1,240 (US$368).

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/339,000 in 2018, S/344,000 in 2019 and S/1,303,000 in 2020.

●	We provide back office management and administrative services to ASPI, Fossal and Fosfatos del Pacifico, for which we received S/1,765,000 in 2018, S/.1,744,000 in 2019 and S/ 834,000 in 2020

●	We receive security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/2,059,000 in 2018, S/1,989,000 in 2019 and S/1,912,000 in 2020 for these services.

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

Year ended December 31,	Dividends paid	Per share(in S/)
2020	106,753,888	0.23000
2019	154,118,465	0.36000
2018	161,396,280	0.37700
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000
2013	58,196,000	0.10000

At the annual shareholders’ meeting held on March 23, 2021, the shareholders of the Company approved the financial statements for fiscal year 2020 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2020 operating results.

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

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2020, there were 260 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2020, The Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2019, the Lima Stock Exchange had 241 shareholders. On March 2020, after its annual review, FTSE announced that, since there is only one Peruvian stock in the FTSE Global All Cap index, it fails the new minimum investable market cap and securities count requirement criterion. As a result, Peru was reclassified from Secondary Emerging to Frontier market status effective from September 2020.

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

The Peruvian Securities Commission is governed by the Superintendent and a five board-members confirmed by the Superintendent (who acts as President of the board) and four members appointed by the Peruvian Executive Power (one suggested by the Ministry of Economy and Finance, one suggested by the BCRP, one suggested by the Peruvian Superintendence of Banking, Insurance and Private Pension Funds and one independent member). The Peruvian Securities Commission has broad regulatory powers, including reviewing, promoting, and making rules regarding the securities market, supervising its participants, and approving the registration of public offerings of securities.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2021, 423,868,449 of our common shares were outstanding. As of March 31, 2021, there were 6,972 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2021, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2020, there were 399 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the SUNAT. Voluntary capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

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

Ordinary and Extraordinary Meetings

Pursuant to Peruvian Corporate Law and our by-laws, the annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year. However, in 2020, due to the outbreak of COVID-19, the Superintendencia Nacional de Valores extended this period due to the inability to hold meetings during the state of emergency que social distancing enacted by the Peruvian Government. As of the date of this report, we do not have a new date for the meeting since we do not know when and how meetings will be allowed. Additional shareholders’ meetings may be held during the year. Because we are a publicly-held corporation, we are subject to the special control of the Peruvian Securities Commission, as provided in Article 253 of the Peruvian Corporate Law. If we do not hold the annual shareholders’ meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares. Such meeting will take place within a reasonable period of time.

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

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which expires in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. We entered into an addendum to this agreement, effective February 1, 2016, which extends the term of the agreement until December 31, 2026, reduces the prices for the 2016-2020 period and establishes new prices for the 2020-2026 period. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.”

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

On January 31, 2019, we issued S/570,000,000 of Senior Notes in two issuances. One for S/260 million with a rate of 6.68750% for a term of 10 years, and another for S/310 million with a term of 15 years and a rate of 6.84375%. The proceeds were used to purchase a portion of the US$300,000,000 of our Senior Notes due 2023.

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

Fees and expenses

JPMorgan Chase Bank, N.A., as depositary, pursuant to our Deposit Agreement, dated as of February 7, 2012, and the amendment dated December 4, 2020 (as so amended the “Deposit Agreement”), may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs or American Depositary Receipts representing ADSs (“ADRs”) are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

The Deposit Agreement is incorporated by reference as Exhibit 2.2 to this annual report, and Amendment No. 1 thereto is incorporated by reference in this annual report as Exhibit 2.2A, and Amendment No. 2 thereto is incorporated by reference in this annual report as Exhibit 2.2B. We encourage you to review these documents carefully if you are a holder of ADRs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries.

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 30, 2021, expressed an unqualified opinion thereon.

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

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Mayerling Zambrano R.

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

Lima, Peru,

April 30, 2021

C.	Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Marco Antonio Zaldívar, President of the audit committee, is a “financial expert,” as such term is defined in the SEC rules. We have determined that Ms. Ana Maria Botella, Mr. Venkat Krishnamurti and Mr. Marco Antonio Zaldívar are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2020, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Paredes, Burga & Asociados SCRL, member firm of EY (formerly Ernst & Young), responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2020 and 2019.

	Year Ended December 31,
(in thousands of S/)	2020	2019
Audit fees	1,047	1,138
Tax fees	169	302
Total fees	1,216	1,440

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

SECTION 1.02 PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401)

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2A	Amendment No. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)

2.2B	Amendment No. 2, dated as of December 4, 2020, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on December 4, 2020 (File No. 333-216152)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

2.4	Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401)

Exhibit Number	Description of Document
2(d)	Description of securities registered under Section 12(d) of the Exchange Act incorporated by reference to Exhibit 2(d) of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2020 (File No. 001-35401)

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.5	Addendum, effective February 1, 2020, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2020 (File No. 001-35401)

8.1	List of Subsidiaries incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2016 (File No. 001-35401)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Humberto Nadal Del Carpio
Chief Executive Officer

By:	/s/ Manuel Bartolome Ferreyros Peña
Manuel Bartolome Ferreyros Peña
Chief Financial Officer

Date: April 30, 2021

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2020 and 2019 together with the Independent Auditors’ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2020 and 2019 together with the Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Assessment of potential indicators of impairment of long-lived assets

Description of the Matter

The carrying value of the Group’s long-lived assets, which includes property, plant and equipment, intangible assets and right-of-use assets, amounts to S/2,070 million at December 31, 2020 (notes 10, 11 and 13). The current COVID-19 scenario, which affected the current financial situation and performance of operations of the Group, required Management to closely monitor non-current assets carrying values.

How We Addressed the Matter in Our Audit

The Group performed impairment analysis of such assets as of December 31, 2020; as a result, there were no impairment losses to be recorded at any cash generating unit. Significant evaluation by management included market growth rate, market interest rates and market capitalization.

We understood and evaluated the design, as well as tested the operating effectiveness of controls over the Group's processes to asses impairment of long-lived assets. This included controls over management's review of the impairment analysis.

Our challenge included reviewing external sources of information, such as current industry and economic trends, current market interest rates trends and the Group’s market capitalization.

We consider the adequacy of the Group’s disclosures in respect of long-lived assets carrying values and impairment assessment, including those related disclosures.

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Mayerling Zambrano R.

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

We have served as the Company’s auditor since 2002.

Lima, Peru.

April 30, 2021

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2020 and 2019

	Note	2020	2019
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	308,912	68,266
Trade and other receivables	7	84,412	120,530
Income tax prepayments		18,076	30,191
Inventories	8	460,610	519,004
Prepayments		5,729	10,339
Total current assets		877,739	748,330
Non-current assets
Trade and other receivables	7	5,215	4,681
Prepayments		-	151
Financial investments designated at fair value through other comprehensive income	9	692	18,224
Other financial instruments	31	42,247	-
Property, plant and equipment, net	10	2,014,508	2,100,682
Intangible assets	11	49,640	47,366
Goodwill	12	4,459	4,459
Deferred income tax assets	17	15,618	7,419
Right of use assets	13	6,006	46
Other assets		160	200
Total non-current assets		2,138,545	2,183,228
Total assets		3,016,284	2,931,558
Liabilities and equity
Current liabilities
Trade and other payables	14	187,876	235,384
Financial obligations	16	65,232	98,774
Lease liabilities	13	1,531	-
Income tax payable		1,051	-
Provisions	15	9,380	18,518
Total current liabilities		265,070	352,676
Non-current liabilities
Financial obligations	16	1,203,352	1,003,130
Other financial instruments	31	-	1,302
Lease liabilities	13	5,102	57
Other non-current provisions	15	25,341	7,643
Deferred income tax liabilities	17	149,864	145,099
Total non-current liabilities		1,383,659	1,157,231
Total liability		1,648,729	1,509,907
Equity	18
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(33,378)	(19,853)
Retained earnings		456,629	497,200
Total equity		1,367,555	1,421,651
Total liability and equity		3,016,284	2,931,558

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Sales of goods	19	1,296,334	1,392,701	1,262,934
Cost of sales	20	(921,048)	(905,806)	(796,206)
Gross profit		375,286	486,895	466,728

Operating income (expenses)
Administrative expenses	21	(163,369)	(174,482)	(172,141)
Selling and distribution expenses	22	(40,153)	(44,533)	(44,117)
Other operating income (expense), net	24	4,346	2,645	(8,697)
Total operating expenses, net		(199,176)	(216,370)	(224,955)
Operating profit		176,110	270,525	241,773

Other income (expenses)
Finance income	25	2,976	2,576	2,367
Finance costs	26	(88,694)	(77,986)	(87,338)
Gain (loss) on the valuation of trading derivative financial instruments		5,337	(1,491)	2,603
Net loss on settlement of derivative financial instruments	16	-	-	(34,887)
(Loss) gain from exchange difference, net	5	(9,831)	729	(8,377)
Total other expenses, net		(90,212)	(76,172)	(125,632)
Profit before income tax		85,898	194,353	116,141

Income tax expense	17	(28,004)	(62,306)	(40,995)

Profit for the year		57,894	132,047	75,146

Attributable to:
Equity holders of the parent		57,894	132,047	76,699
Non-controlling interests		-	-	(1,553)
		57,894	132,047	75,146
Earnings per share
Basic profit of the year attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	28	0.14	0.31	0.18

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Profit for the year		57,894	132,047	75,146
Other comprehensive income
Other comprehensive income to not be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income	9(a)	(17,532)	(8,659)	5,677
Impairment of the investment in financial instruments designated at fair value through other comprehensive income
Deferred income tax	17	5,172	2,554	(1,675)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Transfer to profit or loss of the year of net loss on settlement of derivate financial statements	16	-	-	34,887
Transfer to profit or loss of the net loss on derivate financial statements that changed to trading condition		-	-	4,275
Net loss (net gain) on cash flows hedges	31(a)	(1,652)	(2,556)	201
Deferred income tax	17	487	754	(11,612)
Other comprehensive income for the year, net of income tax		(13,525)	(7,907)	31,753
Total comprehensive income for the year, net of income tax		44,369	124,140	106,899

Total comprehensive income attributable to:
Equity holders of the parent		44,369	124,140	108,452
Non-controlling interests		-	-	(1,553)
		44,369	124,140	106,899

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2020, 2019 and 2018

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the year	-	-	-	-	-	-	-	76,699	76,699	(1,553)	75,146
Other comprehensive income	-	-	-	-	-	4,002	27,751	-	31,753	-	31,753
Total comprehensive income	-	-	-	-	-	4,002	27,751	76,699	108,452	(1,553)	106,899

Appropriation of legal reserve, note 18(e)	-	-	-	-	7,670	-	-	(7,670)	-	-	-
Contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	1,405	1,405
Dividends, note 18(g)	-	-	-	-	-	-	-	(161,396)	(161,396)	-	(161,396)
Other	-	-	(2,253)	-	-	-	-	-	(2,253)	-	(2,253)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363
Change in accounting policy, note 2.3.19	-	-	-	-	-	-	-	(13)	(13)	-	(13)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,272	1,451,350	-	1,451,350
Profit for the year	-	-	-	-	-	-	-	132,047	132,047	-	132,047
Other comprehensive loss	-	-	-	-	-	(6,105)	(1,802)	-	(7,907)	-	(7,907)
Total comprehensive income	-	-	-	-	-	(6,105)	(1,802)	132,047	124,140	-	124,140

Terminated dividends, note 18(g)	-	-	-	-	280	-	-	-	280	-	280
Dividends, note 18(g)	-	-	-	-	-	-	-	(154,119)	(154,119)	-	(154,119)

Balance as of December 31, 2019	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651	-	1,421,651
Profit for the year	-	-	-	-	-	-	-	57,894	57,894	-	57,894
Other comprehensive loss	-	-	-	-	-	(12,360)	(1,165)	-	(13,525)	-	(13,525)
Total comprehensive income	-	-	-	-	-	(12,360)	(1,165)	57,894	44,369	-	44,369

Dividends, note 18(g)	-	-	-	-	-	-	-	(98,465)	(98,465)	-	(98,465)

Balance as of December 31, 2020	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555	-	1,367,555

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before tax		85,898	194,353	116,141
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10, 11 and 13	139,167	129,818	129,779
Finance costs	26	88,694	77,986	87,338
Exchange difference related to monetary transactions		6,978	(483)	(392)
Long-term incentive plan	23	5,759	6,523	9,495
Provision of impairment of inventories, net	8	2,451	2,278	3,808
Allowance for expected credit losses	7(d)	1,582	1,452	9,717
Gain (loss) of trading derivate financial instruments		(5,337)	1,491	(2,603)
Finance income	25	(2,976)	(2,576)	(2,367)
Net (gain) loss on disposal of property, plant and equipment and intangible assets	24	(2,591)	1,846	(4,599)
Accumulated net loss due to settlement of derivative financial instruments	16	-	-	34,887
Other operating, net		2,202	1,887	742
Working capital adjustments
Decrease (increase) in trade and other receivables		38,005	(23,391)	(3,416)
Decrease (increase) in prepayments		4,761	(4,383)	(1,728)
Decrease (increase) in inventories		54,140	(97,657)	(59,637)
Increase (decrease) in trade and other payables		3,346	(4,220)	(6,409)
		422,079	284,924	310,756
Interests received		1,838	2,252	2,353
Interests paid		(68,444)	(47,155)	(55,098)
Income tax paid		(24,108)	(34,884)	(54,383)

Net cash flows from operating activities		331,365	205,137	203,628

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Investing activities
Opening of term deposits with original maturity greater than 90 days		(208,990)	-	-
Purchase of property, plant and equipment		(47,325)	(77,680)	(80,214)
Purchase of intangible assets		(5,224)	(5,335)	(31,052)
Loans granted		(4,203)	(1,117)	-
Redemption of term deposits with original maturity greater than 90 days		208,990	-	-
Proceeds from sale of property, plant and equipment		4,634	4,199	12,441
Proceed loans granted		3,697	354	-
Net cash flows used in investing activities		(48,421)	(79,579)	(98,825)

Financing activities
Bank loans received	30	791,270	638,281	656,845
Bank overdraft	30	70,921	-	-
Dividends returned	30	321	328	-
Paid bank loans	30	(674,463)	(610,999)	(16,090)
Dividends paid	30	(143,623)	(120,975)	(171,790)
Paid of bank overdraft	30	(70,921)	-	-
Payment of hedge finance cost	30	(15,685)	(14,935)	(26,443)
Lease payments	13	(1,669)	-	-
Income from settlement of derivative financial instruments		-	1,458	22,789
Payment for senior note purchase	30	-	-	(572,060)
Contribution of non-controlling interests		-	-	1,405
Net cash flows used in financing activities		(43,849)	(106,842)	(105,344)
Net increase (decrease) in cash and cash equivalents		239,095	18,716	(541)
Net foreign exchange difference		1,551	483	392
Cash and cash equivalents as of January 1	6	68,266	49,067	49,216

Cash and cash equivalents as of December 31	6	308,912	68,266	49,067
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		6,978	(483)	(392)
Derecognition of impaired assets		-	-	3,401
Addition of quarry rehabilitation costs	15	7,775	-	-
Additions of right-of-use assets and lease liabilities	13	7,504	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2020, 2019 and 2018

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter the “Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation. Its shares are listed on the Lima Stock Exchange and the New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which owns 50.01% of the Company’s common shares outstanding as of December 31, 2020 and 2019. The Company’s registered address is Calle La Colonia No. 150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter the “Group”) for the year ended December 31, 2020 was authorized by the Company’s Board of Directors held on April 29, 2021. The consolidated financial statements as of December 31, 2019 and for the year ended that date were approved by the General Shareholders’ Meeting held on July 9, 2020.

As of December 31, 2020 and 2019, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (on liquidation). As of these dates, the Company maintains a 100% interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it owns 100% of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast cement products, cement bricks and ready-mix concrete. In May 2017, the Company created Prefabricados del Pacífico S.A.C. (a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations).

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”). In December 2017, the Company decided to discontinue the activities related to the Salmueras project.

-	Calizas del Norte S.A.C. (in liquidation). On May 31, 2016, the Company decided to liquidate this subsidiary.

-	Soluciones Takay S.A.C. was constituted on March 29, 2019. Its corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

1.1	COVID 19 -

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Health Organization (“WHO”) on March 11, 2020. The measures to slow the spread of COVID-19 have had a significant impact on the global economy.

Notes to the consolidated financial statements (continued)

On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date, we shut-down our three plants until the Peruvian government allowed us to restart production and commercial activities on May 20, 2020.

On January 26, 2021, the Government has decided to extend the nationwide state of emergency for 28 calendar days from February 1, 2021 to February 28, 2021 in order to continue with prevention, control and health care actions for the protection of the population of the country.

During the shutdown, the Company was unable to generate income; however, the Company largely returned to the operating levels prior to the shutdown as of August 2020. The Group has prepared the financial statements for the year ended December 31, 2020 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Regarding financial obligations, we have not yet seen any changes in our access to or cost of funding, however, at the beginning of the nationwide state of emergency we drew on a bank overdraft line and short-term loans as a precautionary measure in order to cover our working capital needs witch were replaced with two loans each of US$18,000,000 with maturity in July 2021 and annual interest rate of 2.50% and two loans each of S/79,500,000 with maturity in January 2022 and annual interest rate of 2.92%. As of December 31, 2020, one of the US$18,000,000 loans was repaid.

The Company has taken various measures to preserve the health of its employees and to prevent contagion in its administrative and operational areas, such as remote work, rigorous cleaning of work environments, distribution of personal protective equipment, test of suspicious cases and body temperature measurement.

1.2	Business combination -

On October 5, 2018, Distribuidora Norte Pacasmayo S.R.L. acquired certain assets of a third party through the disbursement of US$12,335,000.

The asset’s purchase was classified as the acquisition of a business in accordance with the IFRS 3 “Business Combinations” and was recorded using the “Acquisition” method reflecting their fair values at the purchase date in accordance with IFRS 3. These values were recorded in the separate financial statements of Distribuidora Norte Pacasmayo S.R.L. as of that date, as well as the resulting goodwill. The carrying amounts and fair values of the assets identified as of the acquisition date were as follows:

Fair value
S/(000)
Inventories	6,849
Machinery and equipment	2,749
Brand and other intangibles, note 11(c)	25,152
Deferred income tax asset	1,866
36,616

Goodwill, note 12	4,459

Total assets acquired	41,075

Notes to the consolidated financial statements (continued)

The methodology used to determine the fair values at the acquisition date for each of the items evaluated was the following:

(i)	Inventories -

The fair value corresponded to the estimated sale price, less the estimated costs to carry out the sale.

(ii)	Fixed assets -

For the determination of the fair value of the fixed assets, technical reports prepared by an independent appraiser were used.

(iii)	Brand and other intangibles -

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

The methods used by the Management of the Company to estimate the fair values of the intangible assets identified at the acquisition date were the “With / Without Method” (WWM) which estimates the value of the intangible asset as the differential between the value of the cash flows with and without the intangible asset, after discounting the returns for all the assets that contribute to the cash flow and the “Relief from Royalty” (RFR) method, which estimates the cash flows the Company saves for the payment of royalties if it did not own the brand.

(iv)	Goodwill -

Goodwill comprises the fair value of the expected synergies that the Company expects to obtain when acquiring the assets. This goodwill is recorded at cost and corresponds to the excess of the cost of acquisition (consideration transferred) and the fair value of the identifiable assets, including the brand and other intangible assets.

2.	Significant accounting policies

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except where otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period. There are certain standards and amendments applied for the first time by the Group during 2020 that did not require the restatement of previous financial statements, as explained in note 2.3.19.

Notes to the consolidated financial statements (continued)

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2020 and 2019 and for the three years ended December 31, 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

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

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not for sale or to trade it
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

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

Financial assets at fair value through OCI (debt instruments) -

The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

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

Notes to the consolidated financial statements (continued)

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

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading, assets for trading derivate financial instruments, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statement of profit or loss.

As of December 31,2020, the Group held assets for trading derivate financial instruments classified in this category. As of December 31, 2019, the Group does not have instruments classified in this category.

Derecognition -

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

-	The rights to receive cash flows from the asset have expired, or

-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either: (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

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

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term; gains or losses on liabilities held for trading are recognized in the statement of profit or loss. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

As of December 31, 2020, the Group does not have instruments classified in this category. As of December 31, 2019, the Group held liabilities for trading derivatives financial instruments classified in this category.

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

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to notes 14 and 16.

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

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges expect to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they have been highly effective throughout the financial reporting periods for which they were designated.

A hedging relationship qualifies for hedge accounting if it meets all the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group hedges and the quantity of the hedging instrument that the Group uses to hedge that quantity of hedged item.

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

Notes to the consolidated financial statements (continued)

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

(vi)	Fair value measurement -

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

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee:

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right of use assets

The Group recognizes right-of-use assets at the commencement date of the lease (the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, unless the ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The leased assets correspond to motorized vehicles whose useful life is 5 years.

The right-of-use assets are subject to impairment assessment. Refer to accounting policies in section 2.3.12.

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

Notes to the consolidated financial statements (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be paid under residual value guarantee or changes to future payments resulting from a change in an index or rate used to determine such lease payments

The Group’s lease liabilities are included in “lease liabilities” in the consolidated statement of financial position.

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

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (note 3) and quarry rehabilitation cost provisions (note 15).

Notes to the consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

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

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2020 and 2019, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

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

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. As of December 31, 2020 and 2019, the Company maintains as intangible assets with an indefinite useful the fair value of the brand acquired in the transaction mentioned in note 1.2.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Exploration and evaluation assets -

Exploration and evaluation activity involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity include:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area, are capitalized and amortized over the term of the license.

Notes to the consolidated financial statements (continued)

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

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work are under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full of successful development or by sale.

Notes to the consolidated financial statements (continued)

2.3.11	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges.

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

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories, consistent with the function of the impaired asset.

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

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

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

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

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

The group is dedicated to the production and trading of cement, blocks, concrete and quicklime, as well as trade of construction supplies. These goods are sold in contracts with customers. The Group has concluded that it is principal in its sales agreements because it controls the goods or services before transferring to the customer.

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

Rendering of services -

In the business segments cement, quicklime, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

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

Notes to the consolidated financial statements (continued)

Deferred tax -

Deferred tax is provided using the balance sheet method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

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

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the assets’ acquisitions mentioned in note 1.2, over the fair value of the acquired assets.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

The Group perform impairment tests of the goodwill annually. The impairment of the goodwill is determined estimating the recoverable amount of the CGUs related to it. When the recoverable amount of the CGUs is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

2.3.19	New amended standards and interpretations -

The Group applied for the first-time certain standards and amendments which are effective for annual periods beginning on or after January 1, 2020. The Group has not early-adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Notes to the consolidated financial statements (continued)

Amendments to IFRS 3: Definition of Business

The amendment to IFRS 3 “Business Combinations” clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 “Financial Instruments: Recognition and Measurement” provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform to “LIBOR”. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group since it does not have financial debt agreed with the reference interest rate “LIBOR” or associated hedging relationships.

Amendments to IAS 1 and IAS 8 Definition of material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

Amendments to IFRS 16 COVID-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 “Leases”. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. This amendment had no impact on the consolidated financial statements of the Group.

Notes to the consolidated financial statements (continued)

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires the Company’s Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. The most significant estimate considered by the Company’s Management in relation to the consolidated financial statements refers to the evaluation of the impairment indicators of long-lived assets, significant evaluations by Management included construction market growth forecast, market interest rates and the Company’s market capitalization.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group that are issued but not yet effective, through the date of issuance of the financial statements, are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement.

-	That a right to defer must exist at the end of the reporting period.

-	That classification is unaffected by the likelihood that an entity will exercise its deferral right

-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

-	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Notes to the consolidated financial statements (continued)

-	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

The amendments are not expected to have a material impact on the Group.

-	IFRS 9 Financial instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Notes to the consolidated financial statements (continued)

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration or “SBS”. As of December 31, 2020, the exchange rates for transactions in United States dollars, published by the SBS, were S/3.618 for purchase and S/3.624 for sale (S/3.311 for purchase and S/3.317 for sale as of December 31, 2019).

As of December 31, 2020 and 2019, the Group had the following assets and liabilities denominated in United States dollars:

	2020	2019
	US$(000)	US$(000)
Assets
Cash and cash equivalents	15,356	993
Trade and other receivables	4,587	5,741
Advances to suppliers for work in progress	4,242	2,586
	24,185	9,320

Liabilities
Trade and other payables	(11,314)	(5,975)
Interest-bearing loans and borrowings	(149,612)	(157,263)
	(160,926)	(163,238)
Cross currency swap position	150,000	150,000

Net monetary position	13,259	(3,918)

As of December 31, 2020 and 2019, the Group has cash currency hedging agreements for its bonds (denominated in US dollars). See note 16. Of the US$150,000,000 shown in the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is maintained as derivative financial instruments of negotiation.

During 2020, the net loss originated by the exchange difference was approximately S/9,831,000 ( the net gain from exchange difference amounted to S/729,000 during 2019). All these results are presented in the caption “(Loss) gain from exchange difference, net” of the consolidated statement of income.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2020	2019
	S/(000)	S/(000)
Cash on hand	177	149
Cash at banks (b)	22,510	16,617
Short-term deposits (c)	286,225	51,500

	308,912	68,266

(b)	Cash at banks is denominated in local currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits were freely available and held in local banks. These short-term deposits are comprising the amounts of S/241,000,000, with annual interest rate between 0.01% and 2.80%, and US$12,500,000 with an annual interest rate of 0.05%. These deposits have maturities of less than three months from the date of their constitution.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)
Trade receivables (b)	73,366	100,201	-	-
Accounts receivable from Parent company and affiliates, note 27	2,212	1,171	-	-
Other accounts receivable (c)	1,913	12,973	-	386
Other receivables from sale of fixed assets	1,781	1,023	-	-
Loans granted	1,624	1,566	1,688	930
Interests receivables	1,375	408	-	-
Loans to employees	357	1,398	-	-
Funds restricted to tax payments	346	-	-	-
Indemnification from insurance	-	231	-	-
Allowance for expected credit losses (d)	(5,324)	(3,747)	-	-

Financial assets classified as receivables (e)	77,650	115,224	1,688	1,316
Value-added tax credit	6,443	4,956	3,319	3,157
Tax refund receivable	319	350	9,242	9,242
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)

Non-financial assets classified as receivables	6,762	5,306	3,527	3,365
	84,412	120,530	5,215	4,681

(b)	Trade receivables have current maturity (30 to 90 days) and those that are past-due are interest bearing.

(c)	As of December 31, 2019, it mainly included accounts receivable from a third party for the sale of regional and local public investment certificates (CIPRL) of S/9,900,000, which were charged in January 2020.

(d)	The movement of the allowance for expected credit losses is as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Opening balance	12,781	11,329	1,685
Additions	1,582	1,452	9,717
Recoveries	(5)	-	(62)
Write-off	-	-	(11)

Ending balance	14,358	12,781	11,329

As of December 31, 2020 and 2019, the additions correspond to the allowance for expected credit losses for trade receivables, which are presented in the “selling and distribution expenses” line of the consolidated statement of profit or loss. See notes 22 and 24.

Notes to the consolidated financial statements (continued)

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2020 and 2019, is as follows:

As of December 31, 2020

		Neither past due	Past due but not impaired
	Total	nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss rate	6.3%	0.2%	10.8%	1.4%	4.2%	-	61.2%
Carrying amount 2020	84,662	68,044	1,943	5,665	1,134	-	7,876
Expected credit loss	5,324	167	209	79	48	-	4,821

As of December 31, 2019

		Neither past due	Past due but not impaired
	Total	nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss rate	3.1%	0.3%	0.5%	2.6%	1.0%	-	35.7%
Carrying amount 2019	120,287	96,072	12,525	531	1,635	-	9,524
Expected credit loss	3,747	256	59	14	16	-	3,402

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2020	2019
	S/(000)	S/(000)
Goods and finished products	12,877	22,133
Work in progress	114,246	166,999
Raw materials	157,107	167,159
Packages and packing	3,614	3,721
Fuel	2,896	3,159
Spare parts and supplies	179,354	168,241
Inventory in transit	10,220	4,845
	480,314	536,257
Less - Provision for inventory obsolescence (b)	(19,704)	(17,253)
	460,610	519,004

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Opening balance	17,253	14,975	11,167
Additions	3,635	2,498	3,808
Recoveries	(1,184)	(220)	-
Final balance	19,704	17,253	14,975

9.	Financial investment designated at fair value through OCI

(a)	Movement in financial investment designated at fair value through OCI is as follow:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Beginning balance	18,224	26,883	21,206
Fair value change recorded in other comprehensive income	(17,532)	(8,659)	5,677
Ending balance	692	18,224	26,883

(b)	As of December 31, 2020 and 2019, corresponds to 9,148,373 investment shares of Fossal S.A.A. These shares represent 7.76% of the total equity outstanding of Fossal S.A.A. See characteristics of investment shares in note 18(b).

The main asset held by Fossal S.A.A. It corresponded to its investment in the company Fosfatos del Pacífico S.A., a pre-operational company that has a diatomite extraction concession and is dedicated to the Fosfatos Project (a project for the exploitation and sale of phosphate rock). The meeting of the Board of Directors of Fosfatos del Pacífico S.A. held on December 30, 2020, considering the longer time it will take for the renewal of the Environmental Impact Study (EIA) of the project and that the current international prices of phosphate rock are lower than the sales prices originally estimated at the beginning of the project, agreed to make the accounting provision due to the total devaluation of the assets related to the Phosphate Project.

The Company has recognized a charge in other comprehensive income of S/17,532,000 related to updating the fair value of the financial investment maintained in Fossal S.A.A. as of December 31, 2020.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interests	Work in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2019	76,904	47,850	240,424	674,846	1,622,377	32,141	115,829	48,587	1,515	64,904	59,126	2,984,503
Additions	-	6,497	9,014	-	10,177	295	10,739	1,119	-	-	43,910	81,751
Disposals	(854)	-	(386)	-	(2,038)	(25)	(3,137)	-	-	-	(94)	(6,534)
Transfers, note 11	85	(2,642)	2,603	9,492	36,526	428	137	1,245	-	-	(55,493)	(7,619)

As of December 31, 2019	76,135	51,705	251,655	684,338	1,667,042	32,839	123,568	50,951	1,515	64,904	47,449	3,052,101
Additions	19	2,316	-	535	8,298	197	282	1,166	7,775	-	30,644	51,232
Disposals	(261)	(5)	-	(307)	(7,803)	(54)	(12,502)	(3)	-	-	(144)	(21,079)
Transfers, note 11	-	(41)	535	5,976	26,608	141	1,761	531	-	-	(40,218)	(4,707)
As of December 31, 2020	75,893	53,975	252,190	690,542	1,694,145	33,123	113,109	52,645	9,290	64,904	37,731	3,077,547

Accumulated depreciation
As of January 1, 2019	12,119	9,975	-	103,415	466,835	28,645	76,760	35,192	55	4,458	-	737,454
Additions	65	424	-	18,047	90,385	760	9,098	3,589	44	1,520	-	123,932
Disposals	-	-	-	-	(1,636)	(25)	(2,631)	-	-	-	-	(4,292)
Transfers and reclassifications	-	(328)	-	(266)	563	-	-	31	-	-	-	-

As of December 31, 2019	12,184	10,071	-	121,196	556,147	29,380	83,227	38,812	99	5,978	-	857,094
Additions	72	196	-	18,693	95,325	723	8,357	3,537	1,517	1,521	-	129,941
Disposals	-	-	-	(32)	(7,282)	(54)	(10,952)	(1)	-	-	-	(18,321)
As of December 31, 2020	12,256	10,267		139,857	644,190	30,049	80,632	42,348	1,616	7,499	-	968,714

Impairment (b)
As of December 31, 2019	42,858	24,048	-	13,578	12,425	201	26	454	-	-	735	94,325

As of December 31, 2020	42,858	24,048	-	13,578	12,425	201	26	454	-	-	735	94,325

Net book value
As of December 31, 2019	21,093	17,586	251,655	549,564	1,098,470	3,258	40,315	11,685	1,416	58,926	46,714	2,100,682
As of December 31, 2020	20,779	19,660	252,190	537,107	1,037,530	2,873	32,451	9,843	7,674	57,405	36,996	2,014,508

(b)	Mining concessions mainly include net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years, the Company’s Management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment. From this impairment estimate, S/42,858,000 corresponds to concession costs. According to Management’s expectation, the recoverable amount of this zinc mining unit is zero.

(c)	The Group has assessed the recoverable amount of its remaining long-term assets and did not find indicators of an impairment loss of these assets as of December 31, 2020 and 2019.

(d)	Work in progress included in property, plant and equipment as of December 31, 2020 and 2019 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2020, the Group maintains accounts payable related to the acquisition of property, plant and equipment of S/4,830,000 (S/8,698,000 as of December 31, 2019). See note 14.

Notes to the consolidated financial statements (continued)

11.	Intangible

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible (c)	Indefinite life intangible (c)	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2019	13,814	24,543	1,975	47,829	88,161
Additions	3,712	-	-	1,623	5,335
Disposals	-	-	-	(726)	(726)
Transfers and reclassifications, note 10	7,619	-	-	-	7,619

As of December 31, 2019	25,145	24,543	1,975	48,726	100,389
Additions	4,954	-	-	270	5,224
Disposals	(1)	-	-	-	(1)
Transfers, note 10	4,173	-	-	534	4,707
As of December 31, 2020	34,271	24,543	1,975	49,530	110,319

Accumulated amortization
As of January 1, 2019	6,706	802	71	6,232	13,811
Additions	2,470	2,454	-	878	5,802
Disposals	-	-	-	(59)	(59)

As of December 31, 2019	9,176	3,256	71	7,051	19,554
Additions	4,168	2,454		1,034	7,656
As of December 31, 2020	13,344	5,710	71	8,085	27,210

Impairment (b)
Al of January 1, 2019	-	-	-	33,469	33,469

As of December 31, 2019	-	-	-	33,469	33,469
As of December 31, 2020	-	-	-	33,469	33,469

Next Value
As of December 31, 2019	15,969	21,287	1,904	8,206	47,366
As of December 31, 2020	20,927	18,833	1,904	7,976	49,640

(b)	As of December 31, 2020 and 2019, the exploration and evaluation assets include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During the year 2018, the Group acquired brand and other intangibles for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date. See note 1.2.

(d)	As of December 31, 2020 and 2019, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

12.	Goodwill

As of December 31, 2020 and 2019, the amount for goodwill amounts to S/4,459,000 from the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L. See note 1.2.

The Group has assessed the recoverable amount of its goodwill using the value in use method, and the cash flow projections approved by Management are for a projection period of medium term, the cash flows after this period have been extrapolated using a growth rate consistent with long-term growth with the Peruvian economy. Management has determined that there is no impairment in its value as of December 31, 2020 and 2019.

13.	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/1,869,000 for the twelve-month period ended December 31, 2020 (2019: S/1,652,000) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated statement of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1, 2019	-	109	109
Additions	-	-	-
Balance as of December 31, 2019	-	109	109
Additions	7,504	-	7,504
Sales and/or retirement	-	(71)	(71)
Balance as of December 31, 2020	7,504	38	7,542
Accumulated depreciation -
Balance as of January 1, 2019	-	-	-
Additions	-	63	63
Balance as of January 1, 2020	-	63	63
Additions	1,501	33	1,534
Sales and/or retirement	-	(61)	(61)
Balance as of December 31, 2020	1,501	35	1,536
Net book value
As of December 31, 2019	-	46	46
As of December 31, 2020	6,003	3	6,006

Notes to the consolidated financial statements (continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2020	2019
	S/(000)	S/(000)
Balance as of January 1	57	57
Additions	7,504	-
Sales and disposals	(19)	-
Financial interest expenses	409	-
Dues payments	(1,669)	-
Others	351	-
Balance as of December 31	6,633	57
Maturity
Current portion	1,531	-
Non-current portion	5,102	57
Balance as of December 31	6,633	57

The future cash disbursements in relation to lease liabilities have been disclosed in note 30.

14.	Trade and other payables

This caption is made up as follows:

	2020	2019
	S/(000)	S/(000)
Trade payables	83,754	84,894
Interests payable	26,322	24,809
Remuneration payable	18,102	18,007
Advances from customers	14,880	11,775
Taxes and contributions	10,478	12,047
Dividends payable, note 18(g)	7,686	52,523
Hedge finance cost payable	6,381	5,922
Board of Directors’ fees	5,061	5,917
Accounts payable related to the acquisition of property, plant and equipment, note 10(e)	4,830	8,698
Guarantee deposits	4,289	5,799
Account payable to the principal and affiliates, note 27	1,559	1,772
Other accounts payable	4,534	3,221

	187,876	235,384

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers, are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

15.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Quarry Rehabilitation provision	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
At January 1, 2019	14,341	36,000	1,489	1,222	53,052
Additions, note 23	15,169	6,523	-	693	22,385
Unwinding of discounts, note 26	-	118	340	-	458
Payments and advances	(15,607)	(34,127)	-	-	(49,734)

At December 31, 2019	13,903	8,514	1,829	1,915	26,161

Current portion	13,903	2,700	-	1,915	18,518
Non-current portion	-	5,814	1,829	-	7,643

	13,903	8,514	1,829	1,915	26,161

At January 1, 2020	13,903	8,514	1,829	1,915	26,161
Additions, note 23	9,513	5,759	7,775	1,175	24,222
Exchange difference	-	-	728	-	728
Unwinding of discounts, note 26	-	343	84	-	427
Payments and advances	(14,036)	(2,526)	(255)	-	(16,817)

At December 31, 2020	9,380	12,090	10,161	3,090	34,721

Current portion	9,380	-	-	-	9,380
Non-current portion	-	12,090	10,161	3,090	25,341

	9,380	12,090	10,161	3,090	34,721

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two moments: the first payment will be made on the sixth year since the creation of this bonuses plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

Notes to the consolidated financial statements (continued)

Quarry Rehabilitation provision -

As of December 31, 2020 and 2019, corresponds to the provision for the future costs of rehabilitating the quarries utilized in connection with the Company’s operations. The provision has been created based on studies undertaken by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management. The range of dollar risk free discount rates used in the calculation of the present value of this provision as of December 31, 2020 was 0.06% to 1.65%, respectively.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

16.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2020	2019
		%		S/(000)	S/(000)
Short-term promissory notes (b)
Banco de Crédito del Perú	US$	2.20%	July 8, 2021	65,232	-
BBVA	US$	2.70%	May 8, 2020	-	8,293
Banco de Crédito del Perú	S/	4.64%	June 18, 2020	-	13,689
Banco de Crédito del Perú	US$	3.36%	August 6, 2020	-	5,307
Banco de Crédito del Perú	US$	3.23%	August 14, 2020	-	4,864
Banco de Crédito del Perú	US$	3.16%	October 9, 2020	-	16,867
Scotiabank Perú S.A.A.	US$	3.00%	October 10, 2020	-	43,121
Scotiabank Perú S.A.A.	US$	2.35%	November 27, 2020	-	6,633

Total current				65,232	98,774

Mid-term promissory notes (bridge loans) (b)
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	79,500	-
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	79,500	-

Senior Notes (c)
Principal, net of issuance costs	US$	4.50%	February 8, 2023	475,491	434,380
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,502	259,440
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,359	309,310

Total non-current				1,203,352	1,003,130

Notes to the consolidated financial statements (continued)

(b)	Short-term promissory notes -

In 2019, financing with Banco de Crédito del Perú, BBVA Perú and Scotiabank was obtained for working capital and with the purpose of resolving the acquisition of the business mentioned in note 1.2. The short-term promissory notes have a current maturity and accrue interest at an effective rate of 2.35% to 3.36% for U.S. dollar-denominated loans and 4.64% per year for Soles-denominated loans.

As of December 31, 2020, financings in dollars and soles with Banco de Crédito del Perú were obtained for working capital, have current and medium-term maturity and accrue interest at effective annual rates of 2.20% and 2.62%, respectively.

(c)	Senior Notes in US dollars -

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

The Board of Directors’ Meeting held on November 26, 2018, approved the repurchase of the senior notes in US dollars. As a result, the Company acquired senior notes for an amount of US$168,388,000. Consequently, as of December 31, 2018 senior notes balance in US dollars was US$131,162,000 (S/476,962,000). To finance this acquisition, the Company obtained medium-term promissory notes from Banco de Crédito del Perú (bridge loans) for a total of S/580,769,000, which were canceled with the issue of senior notes denominated in Soles in January 2019, as explained bellow.

On the other hand, as a consequence of the purchase of senior notes issued in U.S. dollars, the Company’s Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge those liabilities. Consequently, during December 2019, the Company settled US$150,000,000 of a total of US$300,000,000. The loss obtained from this settlement amounted to S/34,887,000, which is presented in the cumulative net loss on settlement of derivative financial instruments caption in the consolidated statement of profit and loss for the year ended December 31, 2018. As of December 31, 2020 and 2019, the Company has hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are in US dollars. See note 30.

Senior Notes in Soles

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of senior notes in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loans described in previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688% per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844% per year and maturity of 15 years.

Senior Notes in soles issued in 2019 are surety guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

Financial covenants

The financial covenants related to the Senior Notes issued in US dollars and soles states that in case that the Company and its guarantor subsidiaries are required to issue debt or equity instruments or merges with another company or disposes of or rents significant assets, the Senior Notes will activate the following covenants, calculated on the basis of the Company’s and the Guarantor Subsidiaries’ consolidated annual financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2020 and 2019, the Senior Notes generated interest that has been recognized in the consolidated statement of profit or loss of S/60,857,000 and S/56,081,000 respectively. See note 26.

Notes to the consolidated financial statements (continued)

17.	Deferred income tax assets and liabilities

	As of January 1, 2019	Effect on profit or loss	Effect on OCI	As of December 31, 2019	Effect on profit or loss	Effect on OCI	Additions IFRS 16	Additions quarry rehabilitation provision	As of December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Effect of tax-loss carry forward	-	2,614	-	2,614	6,656	-	-	-	9,270
Provision of discounts and bonuses to customers	137	1,895	-	2,032	425	-	-	-	2,457
Provision for vacations	89	1,640	-	1,729	(159)	-	-	-	1,570
Allowance for expected credit losses for trade receivables	69	763	-	832	625	-	-	-	1,457
Allowance for expected credit losses for other receivables	2,665	(1,691)	-	974	-	-	-	-	974
Lease liabilities	-	14	-	14	(131)	-	1,009	-	892
Legal claim contingency	-	-	-	-	461	-	-	-	461
Estimate for devaluation of spare parts and supplies	-	-	-	-	431	-	-	-	431
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	116	82	-	198	29	-	-	-	227
Effect of differences between book and tax bases of inventories.	-	922		922	(867)	-	-	-	55
Other	22	353	-	375	(312)	-	-	-	63
	3,098	6,592	-	9,690	7,158	-	1,009		17,857

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	-	(2,259)	-	(2,259)	829	-	-	-	(1,430)
Right of use assets	-	(17)	-	(17)	217	-	(1,009)	-	(809)
Other	-	5	-	5	(5)	-	-	-	-
	-	(2,271)	-	(2,271)	1,041	-	(1,009)	-	(2,239)
Total deferred income tax assets	3,098	4,321	-	7,419	8,199	-	-	-	15,618

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets Salmueras	17,087	-	-	17,087	476	-	-	-	17,563
Impairment of mining assets	7,646	(523)	-	7,123	(207)	-	-	-	6,916
Financial instruments designated at fair value through OCI	-	-	879	879	-	5,172	-	-	6,051
Provision for spare parts and supplies obsolescence	4,231	732	-	4,963	418	-	-	-	5,381
Long-term incentive plan	10,620	(8,109)	-	2,511	1,055	-	-	-	3,566
Provision for vacations	4,125	(1,054)	-	3,071	187	-	-	-	3,258
Quarry rehabilitation provision	238	301	-	539	(52)	-	-	2,294	2,781
Legal claim contingency	-	-	-	-	(140)	-	1,205	-	1,065
Lease liabilities	-	-	-	-	450	-	-	-	450
Allowance for expected credit losses for trade receivables	596	(495)	-	101	-	-	-	-	101
Provision of discounts	994	(994)	-	-	-	-	-	-	-
Effect of differences between book and tax bases of inventories	922	(922)	-	-	-	-	-	-	-
Other	1,621	(1,272)	-	349	(74)	-	-	-	275
	48,080	(12,336)	879	36,623	2,113	5,172	1,205	2,294	47,407

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(165,366)	(12,082)	-	(177,448)	(12,802)	-	-	(2,294)	(192,544)
Net gain on cash flow hedge	(3,619)	(354)	754	(3,219)	(220)	487	-	-	(2,952)
Financial instruments designated at fair value through OCI	(1,675)	-	1,675	-	-	-	-	-	-
Effect of costs of issuance of senior notes	(864)	(146)	-	(1,010)	240	-	-	-	(770)
Right of use assets	-	-	-	-	242	-	(1,205)	-	(963)
Other	(45)	-	-	(45)	3	-	-	-	(42)
	(171,569)	(12,582)	2,429	(181,722)	(12,537)	487	(1,205)	(2,294)	(197,271)
Total deferred income tax liabilities, net	(123,489)	(24,918)	3,308	(145,099)	(10,424)	5,659	-	-	(149,864)
		(20,597)	3,308		(2,225)	5,659

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2020, 2019 and 2018 is as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Accounting profit before income tax	85,898	194,353	116,141

At statutory income tax rate of 29.5%	(25,340)	(57,334)	(34,262)

Permanent differences
Non-deductible expenses, net	(1,596)	(4,181)	(6,546)
Effect of tax-loss carry forward non-recognized	(1,068)	(791)	(187)

At the effective income tax rate of 33% in 2020 (2019: 32% and 2018: 35%)	(28,004)	(62,306)	(40,995)

The income tax expenses shown for the years ended December 31, 2020, 2019 and 2018 are:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Consolidated statement of profit or loss
Current	(25,779)	(41,709)	(42,959)
Deferred	(2,225)	(20,597)	1,964

	(28,004)	(62,306)	(40,995)

The income tax recorded directly to other comprehensive income represents a gain of S/5,659,000 during 2020, a gain of S/3,308,000 and a loss of S/13,287,000 during 2019 and 2018, respectively. Following is the composition of deferred income tax related to items recognized in OCI:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	5,172	2,554	(1,675)
Tax effect on unrealized gain (loss) on derivative financial asset	487	754	(2,354)
Transfer to profit or loss hedge derivate financial instruments which changed to a trading condition.	-	-	(9,258)

Total deferred income tax in OCI	5,659	3,308	(13,287)

Other	-	-	(2,253)

Total deferred income tax in equity	-	-	(2,253)

As of December 31, 2020, 2019 and 2018, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2020, certain subsidiaries of the Group have tax loss carryforward of S/22,230,000 (2019: S/25,614,000). These tax losses carryforward do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group’s subsidiaries. No deferred assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/80,357,000 (2019: S/83,822,000), which should not be recognized in the consolidated financial statements according with IAS 12.

Notes to the consolidated financial statements (continued)

18.	Equity

(a)	Capital stock -

As of December 31, 2020 and 2019, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. As from December 31, 2020 from the total outstanding common shares; 31,728,741 are listed in the New York Stock Exchange and 392,139,708 in the Lima Stock Exchange. As of December 31, 2019, 31,066,186 common shares were listed on the New York Stock Exchange and 392,802,263 on the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

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

As of December 31, 2020 and 2019, the Company has 40,278,894 investment shares subscribed and fully paid, with a nominal value of one sol per share.

(c)	Treasury shares -

As of December 31, 2020 and 2019, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of January 1, 2017, additional paid-in capital represented mainly by S/561,191,000 obtained as a result of the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) listed on the New York Stock Exchange and the Lima Stock Exchange in 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares. In March 2017, S/118,569,000 was debited from this item as a result of the spin-off of the Phosphates Project. See note 9(b).

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results - This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2020	2019	2018
	November 16, 2020	November 18, 2019	September 24, 2018
Approval date by Board of Directors
Declared dividends per share to be paid in cash S/	0.23000	0.36000	0.38000
Declared dividends S/(000)	98,465	154,119	161,396

As of December 31, 2020 and 2019, dividends payable amount to S/7,686,000 and S/52,523,000, respectively. During 2019, in order to comply with Peruvian law requirements S/280,000, respectively corresponding to dividends payable with aging greater than ten years were transferred from “Dividends payable” caption to “Legal reserve” caption in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

19.	Sales of goods

This caption is made up as follows:

	As of December 31, 2020
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete and precast	1,023,907	122,109	35,144	-	-	-	1,181,160
Sale of construction supplies	-	-	-	-	82,218	-	82,218
Sale of quicklime	-	-	-	32,473	-	-	32,473
Sale of other	-	-	-	-	-	483	483

	1,023,907	122,109	35,144	32,473	82,218	483	1,296,334

Moment of the revenue recognition
Goods transferred at a point in time	1,023,907	122,109	35,144	32,473	82,218	483	1,296,334

	As of December 31, 2019
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete and precast	1,065,857	197,268	25,909	-	-	-	1,289,034
Sale of construction supplies	-	-	-	-	67,225	-	67,225
Sale of quicklime	-	-	-	36,109	-	-	36,109
Sale of other	-	-	-	-	-	333	333

	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

Moment of the revenue recognition
Goods transferred at a point in time	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

	As of December 31, 2018
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete and precast	976,195	136,307	22,414	-	-	-	1,134,916
Sale of construction supplies	-	-	-	-	68,762	-	68,762
Sale of quicklime	-	-	-	57,564	-	-	57,564
Sale of other	-	-	-	-	-	1,692	1,692

	976,195	136,307	22,414	57,564	68,762	1,692	1,262,934

Moment of the revenue recognition
Goods transferred at a point in time	976,195	136,307	22,414	57,564	68,762	1,692	1,262,934

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

Notes to the consolidated financial statements (continued)

20.	Cost of sales

This caption is made up as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Beginning balance of goods and finished products, note 8(a)	22,133	16,832	27,386
Beginning balance of work in progress, note 8(a)	166,999	133,972	105,882
Consumption of miscellaneous supplies	295,688	284,298	249,709
Maintenance and third-party services	147,282	211,251	172,115
Depreciation and amortization	122,541	115,245	117,273
Shipping costs	113,054	123,989	107,221
Personnel expenses, note 23(b)	89,805	101,185	84,190
Costs of packaging	45,032	44,416	38,483
Other manufacturing expenses	45,637	63,750	44,751
Ending balance of goods and finished products, note 8(a)	(12,877)	(22,133)	(16,832)
Ending balance of work in progress, note 8(a)	(114,246)	(166,999)	(133,972)

	921,048	905,806	796,206

21.	Administrative expenses

This caption is made up as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Personnel expenses, note 23(b)	76,291	84,359	84,660
Third-party services	48,713	52,974	51,553
Depreciation and amortization	16,626	14,573	12,046
Donations	9,188	8,796	9,934
Board of Directors compensation	5,992	6,696	6,815
Taxes	5,262	4,980	4,760
Consumption of supplies	1,297	1,671	1,826
Other	-	433	547

	163,369	174,482	172,141

22.	Selling and distribution expenses

This caption is made up as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Personnel expenses, note 23(b)	26,283	26,818	21,707
Third-party services	7,326	8,636	7,549
Advertising and promotion	3,285	6,981	13,149
Allowance for expected credit losses, note 7(d)	1,582	1,452	683
Other	1,677	646	1,029

	40,153	44,533	44,117

Notes to the consolidated financial statements (continued)

23.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Wages and salaries	115,630	128,809	107,128
Legal bonuses	17,413	16,837	15,156
Vacations	16,301	15,461	14,305
Workers ‘profit sharing, note 15	9,513	15,169	15,712
Social contributions	26,085	25,468	21,523
Long-term compensation, note 15	5,759	6,523	9,495
Cessation payments	858	2,044	3,524
Training	476	860	2,344
Others	344	1,191	1,370

	192,379	212,362	190,557

(b)	Employee benefits expenses are allocated as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Cost of sales, note 20	89,805	101,185	84,190
Administrative expenses, note 21	76,291	84,359	84,660
Selling and distribution expenses, note 22	26,283	26,818	21,707

	192,379	212,362	190,557

24.	Other operating income (expense), net

(a)	This caption is made up as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Expenses to counteract the COVID-19 effect, note 1.1	(2,642)	-	-
Net gain (loss) on disposal of property, plant and equipment and intangible	2,591	(1,846)	4,599
Income from land rental and office lease, note 27	1,859	722	707
Recovery of expenses	1,166	525	534
Income from management and administrative services provided to related parties, note 27	834	1,744	1,765
Changes in the estimation of rehabilitation provision	-	-	910
Write-off for disasters	-	(357)	(784)
Allowance for expected credit losses, note 7(d)	-	-	(9,034)
Reconstruction of public road network destroyed by the Coastal El Niño	-	-	(5,675)
Other minor, net	538	1,857	(1,719)

	4,346	2,645	(8,697)

Notes to the consolidated financial statements (continued)

25.	Finance income

This caption is made up as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Interest on term deposits	2,243	1,014	1,111
Interests on accounts receivable	204	715	745
Credit value adjust on cross currency swaps	-	99	-
Other finance income	529	748	511

	2,976	2,576	2,367

26.	Finance costs

This caption is made up as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Interest on senior notes, note 16 (c)	60,857	56,081	45,380
Finance cost on cross currency swaps	16,144	14,958	26,185
Interest on promissory notes	8,298	5,537	2,505
Expenses for the purchase and amortization of issuance costs of senior notes	816	807	9,874
Interest for bank overdraft	802	-	-
Counterparty credit risk in cross currency swaps	542	-	2,306
Interest on lease liabilities	414	-	-
Commission for prepayment of loans	325	-	-
Other	69	145	321

Total interest expense	88,267	77,528	86,571
Unwinding of discount of provisions, note 15	427	458	767

Total finance costs	88,694	77,986	87,338

Notes to the consolidated financial statements (continued)

27.	Related party disclosure

Transactions with related entities -

During 2020, 2019 and 2018, the Company carried out the following transactions with its parent company, Inversiones ASPI S.A. and its affiliates:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	17	12	12
Fees for management and administrative services	88	544	548
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	1,303	344	339
Income from office lease	478	323	318
Fossal S.A.A. (Fossal)
Income from office lease	19	15	12
Fees for management and administrative services	48	40	42
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	24	28	26
Fees for management and administrative services	698	1,160	1,175
Asociación Sumac Tarpuy
Income from office lease	18	-	-
Expense
Security services provided by Compañía Minera Ares	1,912	1,989	2,059

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2020 and 2019:

	2020		2019
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Fosfatos del Pacífico S.A.	1,449	-	543	-
Compañía Minera Ares S.A.C.	678	1,348	207	1,772
Inversiones ASPI S.A.	-	211	157	-
Other	85	-	264	-

	2,212	1,559	1,171	1,772

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended as of December 31, 2020, 2019 and 2018, the Group has not recorded allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2020, the total short-term compensations amounted to S/24,076,000 (2019: S/23,692,000 and 2018:S/24,129,000) and the total long-term compensations amounted to S/5,759,000 (2019: S/6,523,000 and 2018:S/9,495,000), and there were no post-employment or contract termination benefits or share-payments.

Notes to the consolidated financial statements (continued)

28.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic EPS computations:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	57,894	132,047	76,699

	2020	2019	2018
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

	2020	2019	2018
	S/	S/	S/
Basic profit for common and investment shares	0.14	0.31	0.18

The Group has no dilutive potential ordinary shares as of December 31, 2020 and 2019.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

29.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2020, 2019 and 2018, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/1,303,000, S/344,000 and S/339,000, respectively. See note 27.

Capital commitments

As of December 31, 2020 and 2019, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2020 and 2019 amounted to S/5,918,000 and S/7,039,000, respectively, and was recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to S/4.5 each for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

The Company signed with two third parties in October 2007, an agreement related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2020 and 2019 amounted to S/1,547,000 and S/1,403,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months since the sixth year of production.

Notes to the consolidated financial statements (continued)

Mining royalty

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2020, 2019 and 2018 amounted to S/555,000, S/1,012,000 and S/1,179,000, respectively, and is recognized as part of the cost of inventory production.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2020, 2019 and 2018, the income tax rate is 29.5% of the taxable profit after deducting employee participation, which is calculated at a rate of 8% to 10% of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that the application of these standards will not result in significant contingencies for the Group as of December 31, 2020 and 2019.

The tax authority has the power to review and, if applicable, correct the income tax calculated by each company in the four years after the year of filing the tax return.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region was eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods that are destined for consumption in the Amazon.

The statements of income tax and Value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2016-2020	Dec. 2016-2020
Cementos Selva S.A.	2016-2020	Dec. 2016-2020
Distribuidora Norte Pacasmayo S.R.L.	2016-2020	Dec. 2016-2020
Empresa de Transmisión Guadalupe S.A.C.	2016-2020	Dec. 2016-2020
Salmueras Sudamericanas S.A.	2016-2020	Dec. 2016-2020
Calizas del Norte S.A.C. (in liquidation)	2016-2020	Dec. 2016-2020
Soluciones Takay S.A.C.	2019-2020	May to Dec. 2019-2020

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in the opinion of Company’s Management and of the Company’s legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2020 and 2019.

Notes to the consolidated financial statements (continued)

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

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

					Operating year expense
Project unit	Resource	Resolution Number	Year of approval	Program approved	2020	2019	2018
					S/(000)	S/(000)	S/(000)
Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIS	315	244	345
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	EAMP	237	189	202

					552	433	547

As of December 31, 2020 and 2019, the Group had no liabilities related to environmental remediation expenses because all were liquid before the end of the year.

Quarry rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarries Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2020 and 2019, the Group maintains a provision for the closing of the quarries utilized by the Company in its operations amounting to S/10,161,000 and S/1,829,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 15.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/11,687,000. From this total amount, S/1,708,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from Pacasmayo’s City Hall; S/2,298,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.

Notes to the consolidated financial statements (continued)

30.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of negotiation.

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

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2020 and 2019. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2020 and 2019.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2020 and 2019, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2020 and 2019, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

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

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts. See note 31(a).

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)
	+5	2,403
	+10	4,806
	-5	(2,403)
	-10	(4,806)

2019	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)
	+5	(650)
	+10	(1,299)
	-5	650
	-10	1,299

Equity price risk -

The Group’s listed equity securities measured at level three of the fair value hierarchy are susceptible to market price risk arising from uncertainties about future values of the investment securities. See note 31.

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2020 and 2019, the Group had 6 customers, that owed the Group more than S/3,000,000 each accounting for approximately 47% and 43% for all accounts receivable outstanding, respectively. There were 16 and 22 customers with balances greater than S/700,000 and less than S/300,000, which accounted for approximately 30% and 31% of the total amount of accounts receivable outstanding, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2020 and 2019, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

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

As of December 31, 2020 and 2019 no portion of Senior Notes will mature in less than one year.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2020
Interest-bearing loans adjusted by hedge	-	65,232	572,993	570,000	1,208,225
Lease liabilities	-	383	1,148	5,102	6,633
Interests	30,033	35,056	186,607	193,454	445,150
Hedge finance cost payable	8,032	8,032	24,096	-	40,160
Trade and other payables	142,253	38,235	-	-	180,488

As of December 31, 2019
Interest-bearing loans adjusted by hedge	-	98,774	400,671	570,000	1,069,445
Lease liabilities	-	57	-	-	57
Interests	29,124	31,265	203,525	232,057	495,971
Hedge finance cost payable	-	14,703	36,757	-	51,460
Trade and other payables	174,888	50,364	-	-	225,252

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2020
Inflows	-	-	75,936	75,936
Outflows	(1,750)	(8,112)	(24,551)	(34,413)
Net	(1,750)	(8,112)	51,385	41,523

Discounted at the applicable interbank rates	(1,743)	(7,929)	51,919	42,247

As of December 31, 2019
Inflows	-	-	44,527	44,527
Outflows	(1,601)	(7,394)	(36,210)	(45,205)
Net	(1,601)	(7,394)	8,317	(678)
Discounted at the applicable interbank rates	(1,595)	(7,280)	7,573	(1,302)

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Hedge finance cost payable	5,922	-	16,144	-	(15,685)	-	-	-	6,381
Dividends payable	52,523	98,465	-	321	(143,623)	-	-	-	7,686
Interest-bearing loans	1,101,904	-	-	862,191	(745,384)	6,812	817	-	1,226,340

2019
Hedge finance cost payable	6,033	-	14,824	-	(14,935)	-	-	-	5,922
Dividends payable	19,331	154,119	-	328	(120,975)	-	-	(280)	52,523
Interest-bearing loans	1,083,377	-	-	638,281	(610,999)	(9,562)	807	-	1,101,904

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

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

31.	Fair value financial assets and liabilities

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

Notes to the consolidated financial statements (continued)

(a)	Derivative financial instruments -

Derivates asset of hedging -

Foreign currency risk -

As of December 31, 2020 and 2019, the Company maintains cross currency swaps agreements for a notional amount of US$150,000,000, with maturity in 2023 and an average rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/1,652,000 for the year 2020 (unrealized loss of S/2,556,000 as of December 31, 2019). The amounts retained in other comprehensive income as of December 31, 2020 are expected to mature and affect the consolidated statement of profit or loss in 2023.

Assets (liabilities) from trading -

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The effect on profit or loss of the change on their fair value amounts was a gain of S/5,337,000 as of December 31, 2020 (loss of S/1,491,000 as of December 31, 2019). In addition, the derivative trading instrument acquired by the Company in December 2019 for a nominal amount of US$70,000,000 was liquidated in January 2019 and the result was a gain presented in “Finance income” caption in the consolidated statement of profit or loss for a value of S/1,458,000.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2020 and 2019, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2020 and 2019, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2020	2019	2020	2019	2020/2019
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	308,912	68,266	308,912	68,266	Level 1
Trade and other receivables	89,627	125,211	89,627	125,211	Level 2
Derivatives financial assets – Cross currency swaps	42,247	-	42,247	-	Level 2
Financial investment at fair value through other comprehensive income	692	18,224	692	18,224	Level 3

Total financial assets	441,478	211,701	441,478	211,701

Financial liabilities
Trade and other payables	187,876	235,384	187,876	235,384	Level 2
Derivatives financial liabilities – “Cross currency swaps”	-	1,302	-	1,302	Level 2
Senior notes	1,044,352	1,003,130	1,118,492	1,048,484	Level 1
Promissory notes	224,232	98,774	221,607	99,333	Level 2

Total financial liabilities	1,456,460	1,338,590	1,527,975	1,384,503

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (vi).

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2020 and 2019, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to consider the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach/discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of December 31, 2020 and 2019 are described as follows:

As of December 31, 2020	Weighted average	Fair value sensitivity
Earning growth factor	3.79%	5% increase or decrease in the factor would result in an increase (decrease) in fair value of S/131,580,000 and (S/456,870,000), respectively.
WACC discount rate	8.53%	10% increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/390,352,000) and S/169,179,000, respectively.

As of December 31, 2019	Weighted average	Fair value sensitivity
Earning growth factor	4%	5% increase or decrease in the factor would result in an increase (decrease) in fair value of S/11,012,000 and (S/11,381,000), respectively.
WACC discount rate	8.9%	10% increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/11,222,000) and S/15,352,000, respectively.

Notes to the consolidated financial statements (continued)

32.	Segment information

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Administrative expenses	Selling and distribution expenses	Other operating income, net	Finance costs	Finance income	Net loss on settlement of derivate financial instruments	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Cement, concrete and blocks	1,181,160	367,130	(154,310)	(37,926)	4,204	(88,569)	2,951	5,337	(9,352)	89,465	(29,167)	60,298
Construction supplies	82,218	3,340	(6,043)	(1,485)	154	(130)	26	-	(404)	(4,542)	1,481	(3,061)
Quicklime	32,473	5,012	(1,493)	(367)	-	-	-	-	(88)	3,064	(999)	2,065
Other (*)	483	(196)	(1,523)	(375)	(12)	5	(1)	-	13	(2,089)	681	(1,408)

Consolidated	1,296,334	375,286	(163,369)	(40,153)	4,346	(88,694)	2,976	5,337	(9,831)	85,898	(28,004)	57,894

2019
Cement, concrete and blocks	1,289,034	480,466	(165,758)	(42,306)	2,701	(77,947)	2,553	(1,491)	718	198,936	(63,775)	135,161
Construction supplies	67,225	2,803	(3,490)	(891)	(25)	(37)	23	-	6	(1,611)	517	(1,094)
Quicklime	36,109	3,545	(1,745)	(445)	-	-	-	-	4	1,359	(436)	923
Other (*)	333	81	(3,489)	(891)	(31)	(2)	-	-	1	(4,331)	1,388	(2,943)

Consolidated	1,392,701	486,895	(174,482)	(44,533)	2,645	(77,986)	2,576	(1,491)	729	194,353	(62,306)	132,047

2018
Cement, concrete and blocks	1,134,916	459,698	(166,127)	(43,015)	(8,191)	(87,327)	4,945	(34,887)	(8,227)	116,869	(41,214)	75,655
Construction supplies	68,762	1,623	(553)	(1,066)	(322)	(11)	25	-	(26)	(330)	116	(214)
Quicklime	57,564	5,141	(2,186)	-	-	-	-	-	(111)	2,844	(1,043)	1,801
Other (*)	1,692	266	(3,275)	(36)	(184)	-	-	-	(13)	(3,242)	1,146	(2,096)

Consolidated	1,262,934	466,728	(172,141)	(44,117)	(8,697)	(87,338)	4,970	(34,887)	(8,377)	116,141	(40,995)	75,146

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets (*)	Total assets	Operating liabilities	Capital expenditure (**)	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Cement, concrete and blocks	2,806,803	37,068	2,843,871	1,590,105	55,142	(131,877)	(3,635)
Construction supplies	51,225	-	51,225	58,517	-	(767)	-
Quicklime	83,621	-	83,621	-	-	(5,741)	-
Other	31,696	5,871	37,567	107	-	(782)	-

Consolidated	2,973,345	42,939	3,016,284	1,648,729	55,142	(139,167)	(3,635)

2019
Cement, concrete and blocks	2,714,888	-	2,714,888	1,409,596	87,086	(122,911)	(2,498)
Construction supplies	51,376	-	51,376	99,934	-	(879)	-
Quicklime	93,812	-	93,812	-	-	(5,820)	-
Other	53,258	18,224	71,482	377	-	(208)	-

Consolidated	2,913,334	18,224	2,931,558	1,509,907	87,086	(129,818)	(2,498)

(*)	As of December 31, 2020, corresponds to the financial investment designated at fair value through OCI of S/692,000 and fair value of derivative financial instruments (“cross currency swap”) of S/42,427,000. As of December 31, 2019 corresponds to the financial investment designated at fair value through OCI for approximately S/18,224,000. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivate financial instrument from trading are not assigned to any segment.
(**)	Capital expenditure consists of S/55,142,000 and S/87,086,000 during the years ended December 31, 2020 and 2019, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of December 31, 2020 and 2019, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.