Form 20-F
period 2021-12-31
CEMENTOS PACASMAYO SAA
filed 2022-04-28
CIK 1221029

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Javier Durand, Esq., General Counsel
Tel. +51-1-317-6000
Calle La Colonia 150
Urb. El Vivero - Lima, Peru

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value S/1.00 per share, in the form of American Depositary Shares, each representing five Common Shares	CPAC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2021	423,868,449 common shares 4,238,397 investment shares*

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

*	Excluding 36,040,497 investment shares held in treasury.

PART I
INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “Pacasmayo,” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; and the term “sol” and the symbol “S/” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In this annual report, we present EBITDA,which is a financial measure that is not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance; financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA because we believe it provides the reader with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and a reconciliation of EBITDA to the most directly comparable IFRS financial measure, see “Item 4. Information on the Company—B. Business Overview—Overview.”

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.9865 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2021, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

●	the Central Bank of Peru (Banco Central de Reserva del Perú, or the “BCRP”);

●	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

●	the Association of Cement Producers of Peru (Asociación de Productores de Cemento, or “ASOCEM”);

●	the Ministry of Housing, Construction and Sanitation (Ministerio de Vivienda, Construcción y Saneamiento);;

●	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

●	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); and

●	the Global Competitiveness Index prepared by the World Economic Forum.

We believe these estimates to be accurate as of the date of this annual report on Form 20-F.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political, economic and social risk inherent to conducting business in Peru including as a result of public health crises in Peru, and the Peruvian government’s responses thereto;

●	exchange rates, inflation and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crises and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	the impact of global or local public health events, including pandemics and the severity and duration of the COVID-19 pandemic, including the availability of vaccines in Peru and governments’ related responses to the outbreak which could cause business disruptions and continued declines in production of or demand for cement;

●	international conflicts, such as the current one between Russia and Ukraine, and the worldwide effects and responses thereto

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Global Risks

The extent to which the coronavirus (COVID-19) pandemic and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns related to the COVID-19 pandemic have been weighing on the macroeconomic environment and the outbreak has significantly increased economic uncertainty. Although during 2021 government-imposed restrictions were much less than in 2020, the Peruvian economy has not yet recovered to pre-pandemic levels. To the extent that new strains of the virus continue to emerge, these and other measures may remain in place for a significant period of time and are likely to continue to affect financial condition and prospects.

The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations, and the cancellation of physical participation in meetings, events, and conferences), and we may take additional steps as required by current circumstances, by government authorities or that we determine are in the best interest of our employees, customers and business partners. There is no certainty that such measures are sufficient to mitigate the risks posed by COVID-19 or are satisfactory to government authorities. The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including the recession that has already occurred and may continue or intensify in the future.

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

Peru’s economy experienced a relatively greater contraction than the economies of other countries in the region as a result of the COVID-19 pandemic, mainly due to the more severe virus containment measures implemented in Peru: a greater number of activities were mandated to be shut down and a strict national stay-at-home order and quarantine lasted more than 100 days. The application of these severe measures aimed at containing the expansion of COVID-19 in the country caused the Peruvian economy to contract 11.1% in 2020. With the progressive reopening of the economy and the application of monetary and fiscal stimuli, GDP bounced back in 2021, reaching 13.2% growth. In addition, in 2021 the annual inflation rate was 6.2% compared to 1.5% in 2020, mainly due to external factors, such as the increased cost of oil and transportation, as well as the depreciation of the sol. Domestic demand also recovered after the 9.4% decrease in 2020, reaching 13.9% growth in 2021.

The extent to which the economy continues its recovery depends on the extent the country is able to combat the adverse impacts of the inflationary pressure, the continuation of the vaccination process and the ability to decrease the current political uncertainty and its negative impact on future economic expectations.

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

International conflicts, such as the current conflict between Russia and Ukraine have adversely affected international prices, increasing inflation and therefore our business, financial condition and results of operations

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to (i) credit and capital market disruptions, (ii) increase in interest rates and inflation in the markets in which we operate, (iii) lower or negative global growth, among others. These developments have caused interruptions in the trade flows of goods produced by Russia and Ukraine (mainly energy and grains) which have generated upward pressure on international prices. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, As a result of these commercial and financial sanctions pressure on international prices may continue, even after the conflict has ended.

Similar pressures have been observed in the price of energy. Russia is a major producer of natural gas, oil and coal. Production and commercial activities have been affected by direct and indirect sanctions. Peru is a net importer of oil, and as such it has been affected by the significant increase in price, generating high levels of inflation. The inflation rate in March 2022 was the highest since 1996. The increase in the price of coal directly affects our business since it is one of the raw materials used in our process and in 2021 accounted for 11.6% of our cement production cost. Indirectly, the increase in the price of oil and gas also affects our business, as in generates inflationary pressure throughout, and increases freight prices, which in turn increase import costs.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism and tensions in South America and Middle East. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Global freight costs increases have adversely affected international prices, increasing inflation and therefore our business, financial condition and results of operations

The current increase in freight prices is due both to demand and supply side issues. On the one hand, there was a surge in demand for goods, as consumers spent their money on goods rather than services during pandemic lockdowns and restrictions. On the other, there was capacity constraints, including container ship carrying capacity, container shortages, labor shortages, continued on and off COVID-19 restrictions across port regions and congestion at ports. This mismatch between surging demand and reduced supply capacity then led to record container freight rates during 2021. According to UNCTAD, this will have a profound impact on trade and undermine socioeconomic recovery, especially in developing countries, until maritime shipping operations return to normal. In Peru, this has already resulted in higher levels of inflation, reaching 6.2% in 2021 compared to 1.5% in 2020. Increase freight costs directly affect our business and results of operation since imported materials represent approximately 39.7% of our production costs.

Risks Relating to Peru

Public health crises and epidemics/pandemics, such as COVID-19 have adversely affected Peru’s economy and therefore our business, financial condition and results of operations.

The COVID-19 pandemic had a material adverse impact on the Peruvian economy resulting in, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, adversely affected dynamism of various productive sectors of the economy. Reduced activity in these economic sectors has resulted in reduced employment and less income for families and companies. Poverty levels increased 9.9 percentage points in 2020.

In 2021, there was a substantial recovery and the most dynamic sectors were construction, non-primary manufacturing, commerce and some branches of the service sector, including telecommunications and finance and insurance. However, there are sectors that are still lagging behind in their recovery, especially those with a greater degree of physical interaction such as services related to transportation, accommodations and restaurants.

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

In the past, Peru has experienced political instability that included a succession of regimes with disparate economic policies and programs that created uncertainty for domestic and foreign investors. Pedro Castillo became President of Peru, after a disputed election results. President Castillo has faced political opposition in the Peruvian Congress, which is highly fragmented, as no political party has achieved a clear majority and at least 10 political parties have minority representation, which has led some groups in the Peruvian Congress to ask for his resignation. On February 8, 2022, President Castillo appointed Aníbal Torres as the Prime Minister to serve under his government. Mr. Torres had previously served as the Ministry of Justice and Human Rights. The current Prime Minister was preceded by Héctor Valer, Mirtha Vásquez and Guido Bellido. On March 9, 2022, the Peruvian cabinet (Consejo de Ministros), headed by Aníbal Torres, received a vote of confidence (voto de confianza) from the Peruvian Congress after obtaining a total of 64 votes in favor, 58 votes against and two abstentions. This was the fourth cabinet that received a vote of confidence from the Peruvian Congress under President Castillo’s administration. On March 14, 2022, the Peruvian Congress admitted a motion to impeach (moción de vacancia) President Castillo with a total of 76 votes in favor, 41 votes against and one abstention, claiming alleged permanent moral incapacity of President Castillo. This was the second motion to impeach against President Castillo presented to the Peruvian Congress since he took office on July 28, 2021. On March 28, 2022, the Peruvian Congress denied the motion to impeach with a total of 55 votes in favor, 54 votes against and 19 abstentions and as a result, President Castillo has remained in office. However, since the political opposition in the Peruvian Congress remains strong, we cannot assure that additional impeachment motions will not be presented to the Peruvian Congress against President Castillo during the remainder of his term, which will expire in 2026. In addition, the Peruvian government led by President Castillo may seek to modify and reform the Peruvian Constitution to expand the role of the government in activities currently undertaken by the private sector in accordance with statements made during his campaign. The new President is expected to face challenges in aligning certain initiatives with, and obtaining support from, the Peruvian Congress. Although it is expected that a majority opposition from the Peruvian Congress against certain new policies and reforms to be proposed by the new President will continue, there is a risk of unpredictable policymaking. We cannot assure you whether President Castillo or any of his successors, should an impeachment motion (moción de vacancia) be approved by the Peruvian Congress, will pursue business-friendly and open-market economic policies that stimulate economic growth and stability, and that measures negatively impacting private investment, such as higher taxation or exchange controls, will not be implemented.

In spite of this political turmoil, the Peruvian economy has continued its recovery from the effects of COVID-19. Exports reached record numbers during 2021, which in turn gave a record on the positive account balance of Peru. However, expectations of private investment are still negative, according to BCR.

During the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Since then, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the Valleys of the Rivers Apurimac, Ene and Mantaro, or “VRAEM,” areas, both in the Eastern part of the country. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities which may occur could hurt our operations and, could disrupt the economy of Peru and our business. In addition, Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. In March 2022, a nationwide strike by carriers resulted in riots and on April 4, 2022, the Government issued Supreme Decree 034-2022-PCM, imposing a 22-hour lockdown for Metropolitan Lima and the Constitutional Province of Callao for April 5, 2022. This generated massive protests in Lima, leading President Castillo to cut the lockdown and to further decrease his popularity levels.

Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and high levels of poverty and proper employment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the Peruvian economy and our business.

The foregoing political uncertainty and presidential decisions could further increase interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy and our business, financial condition and results of operations.

A depreciation or devaluation of the sol could have a material adverse effect on our business, financial condition and results of operations.

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 38.7% of our indebtedness, as of December 31, 2021 is denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. As of December 31, 2021, we maintain cross currency swap hedging agreements in aggregate principal amount of 100% of our current U.S. dollar-denominated debt obligations to hedge against the associated foreign exchange risks. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

If the Peruvian government were to implement restrictive exchange rate policies and other similar laws, our business, financial condition and results of operations could be adversely affected.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled. As a result the Peruvian economy had been growing consistently, until 2020 due to the COVID-19 pandemic. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the BCRP in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

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

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the BCRP, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers. During 2021, inflation reached 6.2%, well above the previous five-year average of 2.32%. Supply shocks, including the recent rise in prices of energy, increased freight costs, and the increase in domestic demand explains this increase at a global level. The recent conflict between Russia and Ukraine is likely to exacerbate these effects.

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

Severe weather conditions and other natural disasters in areas in which we operate may materially adversely affect our operations. Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Peru is also affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and accordingly have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation and communications services, tourism and commercial activity, caused widespread damage to infrastructure and displaced significant populations. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure. Any of the foregoing conditions, or other natural disasters or weather conditions, may result in physical damage to our properties, closure of one or more of our production facilities, inadequate work force in our operations, temporary disruptions in the ability to ship cement, among others. Any of these factors may disrupt and materially adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by government-mandated plant closures

Public health outbreaks, epidemics or pandemics, as well as other events may result in the government stopping our operations. In March 2020, the Peruvian government ordered a state of emergency due to the outbreak of COVID-19, therefore our operations were closed from March 16, 2020 until May 18, 2020. This had a materially adverse effect on our business, financial condition and results of operation, mainly during the state of emergency. Although our dispatches recovered well following the lockdown, we do not yet know if the government will take further measure that may have an impact on the economy as a whole, the construction sector, our customers’ ability to purchase cement and cement-based products, and their ability to pay for previously sold products.

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

The 2008 and 2009 global economic and financial crisis substantially affected the financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe that began with financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Brexit continues to create volatility and uncertainty in a number of financial markets. The global COVID-19 pandemic has resulted in a worldwide recession that we cannot yet accurately measure as it is ongoing. Any interruption to the recovery of developed economies, the continued effects of the global crisis in 2008 and 2009, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit, the economic impact of COVID-19, or a new economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. In particular, the Peruvian economy recently has suffered the effects of fluctuating commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. To date, the United States and China are facing a trade dispute, which has imposed new tariffs that could undermine economic growth and raise costs for manufacturers around the world. Further, the current global COVID-19 pandemic caused a global recession in 2020, that has in turn affected our business, financial condition and results of operation. See “—Global Risks.”

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

During 2021, with the advance of vaccination at the global level and the contained impact of the COVID-19 pandemic, despite new variants, we have seen a recovery in global growth levels. Nonetheless, this recovery has weakened due to, among others, the increase in energy prices, general supply shortages, and the increase of COVID-19 cases due to new variants, such as Delta and Omicron.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2021, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 73.6% of Peru’s total exports, according to the figures published by the BCRP. Changes in commodity prices in the international markets, may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

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

In July 2018, a set of secretly recorded phone conversations involving high-court officials in Peru revealed widespread corruption in the judicial system’s top ranks. In February 2019, preventive prison was ordered of four of the implicated judges while the investigations continue.

In April 2019, two former presidents were placed in preliminary detention due to their alleged ties to corruption: Pedro Pablo Kuczynski, who is currently detained, and Alan Garcia, who took his own life when police came to place him under arrest.

During 2020, Peru experienced a new change of President, after Congress voted to impeach Martín Vizcarra on November 10. As there was no Vice-President, Manuel Merino, the President of Congress assumed the Presidency in the midst of protests against the legitimacy of his Government, and had to resign five days later. On November 16, 2020, Francisco Sagasti was elected President of Congress and, due to constitutional succession after Mr. Merino’s resignation, President of Peru. On July 28, 2021, Pedro Castillo became President of Peru, after a disputed election results. During the first six months of President Pedro Castillo’s administration, he, members of his government, and people around him have been confronted with a series of complaints and accusations of corruption. Some of these cases are under investigation and others, specifically against the President, have been suspended until the end of his mandate.

Although recent history has shown that the macroeconomic stability of the country remains unaffected by political turmoil, we cannot yet assess the political and economic impact these developments may have on the political stability of the country. See “—Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.”

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three main groups, which together supply most of the cement consumed in the country, although there are two more smaller producers and some imports. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2021, auto-construcción accounted for approximately 70.3% of our cement sales, which proved to be the most resilient sector during the economic crisis generated during 2020 by the COVID-19 pandemic. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all. Despite political uncertainty, cement sales have continued to be strong during 2021. However, we cannot assure you that strong sales will remain during 2022 and beyond, as the economy continues to be affected by external factors such as inflationary pressure, and political uncertainty continues.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2021, approximately 15.0% of our cement sales were derived from private construction (other than auto-construcción) and 14.7% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan has an approved budget of S/25.7 billion (US$7.6 billion). In June 2020, the Peruvian government signed an agreement with the government of the United Kingdom, for the execution of a package of S/7 billion to be executed during 2020 and 2021. Through the agreement, the United Kingdom will provide the structure, strategy and governance processes necessary for the timely delivery of all works, promoting efficiency and avoiding corruption. This model has already been used successfully for the construction of the necessary infrastructure for the Lima 2019 Pan American Games, therefore favorable results are expected this time as well. Although execution has been slower than expected, the continuation of this project will continue to boost our sales. However, we cannot assure that public spending for construction projects will continue in the upcoming years. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal, gas and electricity. In 2021, the cost of energy represented approximately 25.3% of our cement production costs, compared to 28.8% in 2020 and 31.4% in 2019. We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations. The current increase in both coal and oil prices because of the conflict between Russia and Ukraine will have a negative effect on our margins and hence on our results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2021, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 4.3%, similar to 2020. Moreover, during 2021, we had to use imported clinker, to satisfy the sharp and sudden increase in cement demand, and the cost of this imported clinker as a percentage of our cement production costs was approximately 21.5%, compared to 10.1% in 2020. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products. Current increases in import prices, mainly due to freight increases, have affected the price of our admixtures. We have tried to replace, when possible, imported admixtures with local ones to decrease the effect on our cost of production. We are also currently investing to optimize the current capacity at our Pacasmayo plant, in order to produce an additional estimated 600,000 metric tons of clinker per year, in order to reduce our clinker imports. We expect to finish this optimization by the second half of 2023. However, we cannot assure that we will be continue to be able to replace imported admixtures or optimize the current capacity at our Pacasmayo plant in the timing expected or at all.

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

In addition, the indenture pursuant to which we issued our 4.50% Senior Notes due 2023, as well as our local bonds due 2029 and 2034, and the “club deal” loan we entered into in 2021, contain covenants that limit our ability and that of our restricted subsidiaries to incur additional indebtedness if we do not meet certain financial ratios. If we are unable to incur additional debt to fund our future strategies, our business could be adversely affected.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2021, approximately 90.7% of our total cement and all of our quicklime was produced at our Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of our Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations. In 2020, the production and commercialization of cement was shut down for over two months, as a consequence of the state of emergency declared to prevent the spread of COVID-19. This halt in production and commercialization for over two months had an adverse effect on our business, financial condition and results of operations, which we were able to partially offset during the second half of the year due to strong demand. However, we cannot assure you that demand will continue to be strong during 2022, or that there will not be further shutdowns or closures of significant parts of the economy as a result of the COVID-19 pandemic.

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

Social unrest by local communities may have an adverse effect on our business and results of operation

In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, with mining and oil and gas as of December 31, 2021, accounted for approximately 12.3% of the country’s GDP according to the BCRP. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. Since 2019, there have been on-and-off conflicts in Las Bambas between local communities and China Minmetals Corp, resulting in road blockages and halt in operations repeatedly throughout this period, and is still ongoing. We conduct some extraction activities in our quarries and operate in areas close to local communities. Although we have always had very good relationship with our communities, we cannot assure this will continue to be the case in the future. During 2021 and the first months of 2022, there have been social demands by different groups such as agriculture, transportation, mining, which have temporarily caused instability. Further social demands and conflicts may have an effect on the Peruvian economy, and on our business and results of operation.

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

As of December 31, 2021, 19.7% approximately of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

The instruments pursuant to which our principal indebtedness was issued contain financial and other covenants, and any default under any of these instruments may have a material adverse effect on our financial condition and cash flows.

The indenture pursuant to which we issued our 4.50% Senior Notes due 2023 contains restrictions and covenants, including restrictions on our and our guarantor subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless certain conditions are met.

Additionally, in January 2019, two issuances were completed under a local bond program in a total principal amount of S/570 million: One in the aggregate principal amount of S/260 million bearing interest a rate of 6.68750% with a term of 10 years, and another in an aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% with a term of 15 years. These issuances contain the same restrictions and covenants as our Senior Notes due 2023. And, in 2021, we entered into a “club deal” loan, which also contains restrictive covenants, as well as financial covenants requiring us to meet certain financial ratios tests. Failure to meet or satisfy any of these covenants could result in an event of default under the indenture, the agreements governing our local bonds or our “club deal” loan.

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

As of March 31, 2022, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Holders of ADSs also may not receive voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attributable to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying common shares are not voted as requested.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our History

Cementos Pacasmayo S.A.A. was incorporated in Lima, Peru in 1949, by a group of private investors that founded the company to serve the cement market in the northern region of Peru. Cementos Pacasmayo began its operations in 1957 and is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.cementospacasmayo.com.pe. Information on or accessible through our website is not a part of, nor incorporated by reference in, this annual report.

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2022, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), as of that same date, Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo. S.A.A.

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

The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and we have begun to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, Cementos Pacasmayo consummated the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, Cementos Pacasmayo launched its new brand image and updated its vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, Cementos Pacasmayo implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. This certification and related initiatives reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

●	In November 2018, Cementos Pacasmayo launched an offer to purchase for cash a portion of the US$300 million principal amount of international bonds outstanding. The offer expired on December 7, 2018 with a total of US$168,388,000, or approximately 56.13% of the total outstanding amount, tendered and repurchased by Cementos Pacasmayo.

●	On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, two issuances were completed under the program for a total principal amount of S/570 million: One for S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and another for S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase part of our outstanding 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	In 2020, we were included on the Dow Jones MILA Sustainability Index for the second consecutive year. This Index is made up of those companies that demonstrate superior performance among their peers based on social, environmental and economic criteria.

●	In February 2021, we were chosen to be part of The Sustainability Yearbook 2021. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. Moreover, we were awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry.

●	In October 2021, due to the exponential growth in cement demand, our Board of Directors approved the optimization of our Pacasmayo plant, to produce an additional estimated 600,000 metric tons of clinker per year, in order to reduce the use of imported clinker.

●	During 2021, we were included in the Dow Jones MILA Sustainability Index for the third consecutive year, and as part of The Sustainability Yearbook for the second consecutive year.

Capital Expenditures

We expect to spend approximately US$25 million per year over the next three years on recurring capital expenditures necessary to maintain our plants and equipment. We expect to finance these investments with our current and future cash flows.

The table below sets forth our total capital expenditures incurred in 2021, 2020 and 2019.

	Year ended December 31,
(in millions of S/)	2021	2020	2019

Concrete and aggregates equipment	27.9	24.9	44.6
Piura plant projects	15.1	17.0	12.3
Pacasmayo plant projects	45.4	16.9	25.0
Rioja plant projects	8.9	3.4	5.2
Other investing activities	-	0.5	-
Total	97.3	62.7	87.1

B. Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 64 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2021 our cement shipments were approximately 3.6 million metric tons, representing an estimated 26.8% share of Peru’s total cement shipments. Cement volumes in 2021 increased by 40.4% compared to 2020, setting a new historical record. It is important to note that in 2020, despite the halt in our operations for more than two months, volumes only decreased slightly. Even when compared to 2019, which was already a record year, volumes increased 39.6% in 2021. We believe the construction sector has significant potential to grow with the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following the impact of El Niño weather conditions in the first four months of 2017. However, we are aware that the exponential growth experienced this year will be difficult to replicate and consider that maintaining current volumes will be a challenging objective for 2022.

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our Piura facility located around 300 kilometers north of Pacasmayo, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities.

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line with 240,000 metric tons of installed annual cement production capacity. We finished construction of our plant in Piura in 2015. This facility has annual production capacity of 1.6 million metric tons of cement. In September 2015, we began cement production, and clinker production began in January 2016. During 2021, we decided to optimize our capacity at our Pacasmayo plant, in order to add an estimated 600,000 metric tons of clinker capacity per year. This should be completed during 2023.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 240 independent retailers and 379 hardware stores as of March 31, 2022, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2021	2020	2019
Economic data(1):
Change in GDP	13.2%	(11.1)%	2.2%
Change in construction sector in Peru	34.7%	(15.6)%	1.5%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	2,780	2,780	2,780
Production (thousands metric tons):
Cement production	3,632	2,590	2,623
Clinker production	2,036	1,477	1,853
Utilization rate at Pacasmayo plant(2):
Cement	67.9%	45.1%	47.2%
Clinker	58.6%	47.5%	57.6%
Utilization rate at Rioja plant(2):
Cement	76.8%	59.8%	68.4%
Clinker	94.4%	70.9%	82.5%
Utilization rate at Piura plant(2):
Cement	82.7%	63.7%	59.7%
Clinker	89.3%	56.6%	75.8%

Gross profit (S/ million)	559.4	375.3	486.9
Gross profit margin	28.9%	29.0%	35.0%
EBITDA (S/ million)	453.9	315.3	400.3
EBITDA margin	23.4%	24.3%	28.7%
Profit (S/ million)	153.2	57.9	132.0
Profit margin	7.9%	4.5%	9.5%

(1)	Source: BCRP.

(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

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

The following table sets forth the reconciliation of our profit to EBITDA:

	Year ended December 31,
	2021	2021	2020	2019
	(in millions of US$)(1)	(in millions of S/)
Profit	38.4	153.2	57.9	132.0
Income tax expense	17.8	70.9	28.0	62.3
Finance income	(0.7)	(2.9)	(3.0)	(2.6)
Finance costs	22.3	89.0	88.7	78.0
Gain (loss) on the valuation of trading derivative financial instruments at fair value through profit or loss	(0.2)	(0.6)	(5.3)	1.5
Liquidation of financial instruments	—	—	—
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	0.4	1.6	—	—
Loss from exchange difference, net	1.8	7.1	9.8	(0.7)
Depreciation and amortization	34.0	135.6	139.2	129.8
EBITDA	113.9	453.9	315.3	400.3

(1)	Calculated based on an exchange rate of S/3.9865 to US$1.00 which was the average accounting exchange rate reported on December 31, 2021, by the SBS.

Peruvian Cement Market

Peru had experienced sustained economic growth over the past decade, but the effects of the COVID-19 pandemic in 2020 resulted in the greatest annual economic contraction of the last 100 years. However, the recovery during 2021 was substantial, reaching 13.2% growth. From 2017 to 2021, GDP grew at a compound annual growth rate, or “CAGR”, of 1.7%. Growth during this period was accompanied by low inflation, which averaged 2.88% per year. In addition, as of December 31, 2021, the government had accumulated foreign exchange reserves of approximately US$78.7 billion, and the sovereign long-term debt rating was investment grade from each of the three major international credit rating agencies. Although this economic growth had resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 20.2% in 2019, the COVID-19 pandemic took a toll on it. Poverty levels for 2020 increased 9.9 percentage points, reaching 30.1%.

We sell substantially all our cement in the northern region of Peru, which in 2021 accounted for approximately 32.5% of the country’s population and 16.0% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 5.7% of all the cement consumed in the country coming from imports, and approximately 3.7% coming from a small domestic producer. From 2017 to 2021, total cement consumption in Peru increased 5.9% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2021 sales to the auto-construcción segment accounted for approximately 70.3% of our total sales of cement, private construction projects accounted for 15.0%, and public construction projects accounted for the remaining 14.7%. Approximately 89.6% of our total cement sales in 2021 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years, and we continue to implement our strategy to become a building solutions company.

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

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, every year we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2021, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the ninth consecutive year, in recognition of our achievement of corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy. Also, we were included for the third consecutive year as part of the 2021 Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In February 2022, we were selected to be part of The Sustainability Yearbook 2022, for the second consecutive year.To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. With around 7,000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

Despite the difficulties encountered globally due to the COVID-19 pandemic, we were able to recover strongly and generate a record S/453.9 million in EBITDA during 2021, the highest in company history.

This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2020, the northern region accounted for approximately 32.5% of the country’s population and 16.0% of its GDP. From 2017 to 2021, GDP in the northern region increased at a CAGR of 4.5%. During the same period, our cement sales volume grew at a CAGR of 12.4%, above northern region GDP mainly due to increased public spending resulting from the government’s reconstruction plan after El Niño in 2017, and the resilience of the auto-construcción segment, mainly driven by high employment levels in agriculture which is prominent in the North.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 240 independent retailers and 379 hardware stores as of December 31, 2021, primarily small, local stores in the northern region, through which we distribute our cement products, as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

During 2021, we decided to invest approximately US$70 million to optimize our current capacity at our Pacasmayo plant, in order to produce an additional estimated 600,000 metric tons of clinker per year. Due to the sudden and sharp increase in demand since the second half of 2020, we have had to import clinker, which negatively affects our margin due to higher cost of production. This optimization, when completed during the second half of 2023, will allow us to stop importing clinker, if demand remains around current levels, as we curently expect.

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

In 2019 we worked hard to develop new value propositions, that will enable us to offer our clients the best experiences. We designed Journey Maps together with the commercial and Marketing areas wherein we detailed the experience of our various clients to identify our strengths and those aspects that we need to improve. Under this approach, in 2021 we began to develop (and in some cases) to consolidate our digital platforms:

Name of the project	Description
PACASPRO	Digital platform aimed at delivering value to Construction companies. Through this digital application, our clients will be able to check the status of their dispatches, re-schedule them and display the GPS location of their shipments in real time.
APOLO	It will be our new commercial digital platform that will support our Mundo Experto digital strategy. It is in the research and design stage.
SISPLAN	Digitization of the request, approval and issuance processes for the discount on plans and promotions, negotiation, tenders and sale, giving visibility to our clients and sales force.
BIM	Digital catalogue of company products, aimed at facilitating the transition from traditional construction processes to the implementation of building information modeling. The initiative includes team training and use of BIM as a virtual design tool in the Engineering Department.
Cellular Concrete	Project development in conjunction with the R&D and Marketing Departments that involves the design of a new type of concrete with innovative properties such as lighter weight and high thermal and acoustic performance.
AYU	The project focuses on getting to know Peruvian families to design a value proposition that enhances the fulfillment of their plans through financial inclusion.
ISICOM	The project is aimed at the commercial management carried out by the sales force (CRM), in which we cover all the activities of its roadmap to be able to fulfill its commercial management of sales, registration of construction projects and contact with customers.
DAKAR	Digital platform aimed at medium and small carriers seeking greater utilization of their units by offering them an easy and fast way to find reliable cargo.
DEDALO	Design and guide the implementation of a process automation model, accelerating the digital transformation of the company.
EVA	Digital platform aimed at hardware stores that want to generate sales with digital receipts and that seek to improve the management of their business.

Strong relationship with local communities

Since we began operations 64 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students as well as UTEC, a leading technical university. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, as of December 31, 2021, Tecsup had graduated over 12,484 students in various technical fields, some of whom currently work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 14 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. Since 2009, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, and since 2019 we have been selected as part of the Dow Jones MILA Sustainability Index, for three consecutive years.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products, under 2 brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others. Moreover, in 2018 we launched a new corporate image and future vision, transforming ourselves from a cement producer to a building solutions company. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. For the industrial segment and under our Pacasmayo professional brand, we continue with the digitalization of the purchasing process and of the use of our products and services. For our mass channel and self-builders we have Mundo Experto, an ecosystem that integrates physical and digital solutions, improves the purchasing experience and contributes to the professionalization and formalization of the construction market. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes. During 2021,we received a Silver Effie award, in the brand experience category, for “construyexperto.pe”, an online platform created to redesign the foreman´s experience, with training and tools that help them be more efficient. The Effie Awards honor the world’s most effective companies and brands.

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

Continue to strengthen our enterprise risk management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption, bribery and money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks. Along these lines, since 2018, we have implemented the ISO 37001 Anti-bribery management systems obtaining the certification every year since 2019. This certification confirms that our management system are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. We believe this certification reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

Maintain high environmental, social and governance standards

We are committed to maintaining high environment, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2021, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the ninth consecutive year, in recognition of our achievement corporate goals in a socially responsible manner, a principle that is ingrained in our corporate culture and business strategy. Furthermore, in 2021 we obtain a special distinction in the Ethics and Integrity category. Also, we were included for the third consecutive year as part of the Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria.

In February 2022, we were chosen to be part of The Sustainability Yearbook for the second consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score.2021 was the first year that Peruvian companies were included as part of the Yearbook, and we are the only Peruvian cement company to be included for two consecutive years. With around 7,000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability. This achievement is a recognition of our extraordinary efforts to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Likewise, in 2021 we were recognized with first place in the category “Leading Company in Corporate Governance Peru” and second place in the category “Leading Company in Investor Relations Peru” in the “ALAS 20-Agenda Sustainable Leaders” award, organized by GOVERNART in Peru and other countries in the region.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2021, cement, concrete and precast accounted for 92.1% of our net sales and quicklime accounted for 2.0%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2020 represented 5.8% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2021	2020	2019
Cement, concrete and precast	3,625	2,581	2,614
Quicklime	66	59	66

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2021	2020	2019
Cement, concrete, mortar and precast	1,784.5	1,185.2	1,292.2
Quicklime	113.9	32.5	36.1
Construction supplies(1)	39.1	78.2	64.1
Others	0.3	0.4	0.3
Total	1,937.8	1,296.3	1,392.7

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended cement, which represented 82.3% of our cement sales in 2021. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 72%, below the average value for similar producers globally of approximately 76%

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following six types of cement products designed for specific uses:

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

Raw Materials and Energy Sources

Limestone and Other Calcareous Resources

We obtain limestone required to produce clinker and quicklime principally from land where we have concession rights. For our Pacasmayo plant, we extract limestone from our Acumulación Tembladera quarry located approximately 60 kilometers from the plant, and for our Rioja plant, we extract limestone from our Calizas Tioyacu quarry which is adjacent to our Rioja plant. For our Piura plant, we extract seashells from Virrilá quarry, located approximately 120 kilometers from the plant.

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

Electricity

As of December 31, 2021, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

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

In 2021, approximately 88.6% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11.4% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 379 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2021 were approximately S/5.6 million, or 0.3% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

We have been working consistently in recent years to focus time and attention on our client’s needs, in an effort to go beyond just selling cement and its byproducts, to providing solutions and innovating. Consequently, we were well-positioned to leverage these initiatives during the ongoing pandemic period. The self-construction segment has been the primary driver behind the growth in volume sales during 2021. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed Mundo Experto, which is a virtual ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, Caliza Cemento Inca and Mixercon. The south is principally served by Cementos Yura and Cementos Sur. In 2021, our cement shipments were approximately 3.6 million metric tons, representing an estimated 26.8% share of total cement shipments in Peru.

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

In August 2021, Law 31347 was approved. This Law amended the Mine Closure Law (Law 28090), specifying aspects such as administrative and oversight powers, the opportunity for presentation and approval of applicable guarantees and periodic reports to be presented to various authorities, among others.

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

Technical Regulation on Hydraulic Cement

On January 21, 2022, the Government published the Supreme Decree No. 1-2022-PRODUCE, which approves the Technical Regulation on Hydraulic Cement Used in Buildings and Constructions in General, allowing the verification of compliance with the minimum safety requirements of cement and preventing and minimizing possible material damage as well as possible losses of human lives. The Regulation will enter into force 6 months after its publication, a period in which all the parties involved (public entities, national manufacturers, importers, laboratories, chain of supply, among others) must adapt their protocols to comply with the provisions contained therein.

This regulation was enacted to correct and avoid possible unfair competition practices, considering that the commercialization of cement that do not meet the minimum safety requirements generates negative effects on those manufacturers and importers that bear the costs for the implementation of the minimum product safety requirements; which creates an imbalance in market competition.

Additionally, the inadequate storage of cement makes cement to lose its physical and chemical properties. The commercialization of such products -that do not meet the minimum requirements of security- produces negative effects on final consumers and prevents them from acquiring safe cement. In case of imports, well-managed cement has a useful life of up to three months but if transported in unsuitable conditions it can be damaged.

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

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notices; fines of up to 600 UIT (S/2,640,000); restrictions, suspensions or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

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

On January 25, 2022, Supreme Decree No. 003-2022-MINAM was published, declaring the climate emergency of national interest and providing guidelines and priority actions for mitigation and adaptation to climate change.

Prior Consultation with Local Indigenous Communities

On September 7, 2011, Peru enacted Law No. 29785, Prior Consultation Right of Local Indigenous Communities. The law was enacted in order to implement Convention No. 169 of the International Labor Organization on Local Indigenous Communities in Independent Countries, previously ratified by Peru through Legislative Decree No. 26253. This law, which became effective on December 6, 2011, establishes a prior consultation procedure to be undertaken by the Peruvian government in favor of local indigenous communities, whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. A regulation implementing this law was approved on April 3, 2012, by Supreme Decree No. 001-2012-MC, which defines the local indigenous communities that are entitled to the prior consultation rights and establishes the different stages that comprise the prior consultation procedure.

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

Fuel Storage

Any company that purchases fuels for its own activities and has facilities to receive and store fuel with a minimum capacity of one meter cubed (264.170 gallons) is required to (i) receive from the Mining and Energy Investment Supervision Body (Organismo Supervisor de la Inversión en Energía y Minería, or “OSINERGMIN”) prior permission to build and operate said installations, and (ii) be registered with the Registry of Direct Fuel Consumers, in order to obtain the SCOP Code (Código del Sistema de Control de Órdenes de Pedido) necessary to purchase fuel.

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

The minimum wage established in Peru is S/1,025 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

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

On June 25, 2021, Law 31246 was published, which modified the current Law on Safety and Health at Work, to guarantee the right of workers to safety and health at work in the face of epidemiological and health risk.

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

On January 7, 2021, Law No. 31112, Law that establishes the Prior Control of Business Concentration Operations (the “Law”), was published in the Official Gazette “El Peruano”, which entered into force on June 14, 2021, together with its Regulations, approved by Supreme Decree No. 039-2021-PCM. This Law establishes a system of prior control of business concentration operations in order to promote effective competition and economic efficiency in the markets for the welfare of consumers.

C. Organizational Structure

Cementos Pacasmayo S.A.A. is part of the Hochschild Group. As of March 31, 2022, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through ASPI, as of that same date Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo.

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report.

The following is a brief description of the principal activities of our consolidated subsidiaries.

●	Cementos Selva S.A. is engaged in the production and marketing of cement and other construction materials in the northeast region of Peru. It also owns all of the equity shares of Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

●	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

●	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

Other immaterial, non-operating subsidiaries

●	Calizas del Norte S.A.C. (in liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

●	Salmueras Sudamericanas S.A. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 to our annual audited consolidated financial statements included in this annual report. As of December 31, 2017, Quimpac S.A. held a participation of 25.1% of the common shares of this entity. Quimpac left Salmueras Sudamericanas S.A. during 2018 and as consequence, as of December 31, 2021 and 2020, Quimpac does not have common shares of this entity.

●	Soluciones Takay S.A.C. is a platform that connects families that want to build with certified professionals.

●	150Krea Inc. seeks to develop a business in the United States relating to digital innovation in the construction industry.

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

Area of Operation

We own and operate three cement production facilities. Our largest facility is located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. The second facility is located in the city of Piura, department of Piura, approximately 330 kilometers north of Pacasmayo. This facility started cement production in September 2015. We also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From our Pacasmayo and Piura facilities we supply cement principally to the coastal and highland regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba, Tarapoto, Loreto, among others.

Pacasmayo Facility

As of December 31, 2021, our Pacasmayo facility had 9 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million metric tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric tons. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2021, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

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

During 2020, we invested in the construction of a new silo, with a capacity of 1,300 metric tons, which will reduce transportation costs as we will be able to serve the areas of influence from the Piura plant.

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

Ready-Mix Concrete Facilities

We also have 22 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Pacasmayo, Tarapoto, Iquitos and Moyobamba among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2021, our ready-mix operations had 191 mixer trucks, 34 concrete pumps and 2 pavers available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

	As of and for the year ended December 31,
	2021			2020			2019
(in thousands of metric tons, except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,970	67.9%	2,900	1,307	45.1%	2,900	1,368	47.2%
Piura facility	1,600	1,324	82.8%	1,600	1,020	59.8%	1,600	954	63.8%
Rioja facility	440	338	76.8%	440	263	63.7%	440	301	68.4%
Total	4,940	3,632	73.5%	4,940	2,590	52.4%	4,940	2,623	53.1%
Clinker:
Pacasmayo facility	1,500	879	58.6%	1,500	712	47.5%	1,500	864	57.6%
Piura facility	1,000	893	89.3%	1,000	566	56.6%	1,000	758	75.8%
Rioja facility	280	264	94.3%	280	198	70.9%	280	231	82.5%
Total	2,780	2,036	73.2%	2,780	1,476	53.1%	2,780	1,853	66.6%
Quicklime(2):
Pacasmayo facility	240	69	28.8%	240	55	22.7%	240	74	30.8%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(2)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

Summary Disclosure (229.1303)

Map of Mining Concessions of Cementos Pacasmayo S.A.A. and subsidiaries.

The following map of Peru shows the location of the total (material and non-material) Peruvian mining concessions of Cementos Pacasmayo S.A.A. and subsidiaries. The mining concessions are located in Piura, Lambayeque, Cajamarca, Amazonas, Ica, Cusco, San Martin, La Libertad and Ancash Region.

Figure 1 General map of the mining concessions of Cementos Pacasmayo S.A.A. and subsidiaries

General description of mining properties and operations

Cementos Pacasmayo has mining concessions in Peru which were obtained through the administrative procedure before the Instituto Geológico, Minero y Metalúrgico (INGEMMET). Mineral concessions are classified according to the type of ore (i.e., metallic and non-metallic).

Cementos Pacasmayo has mining concessions in exploration, development and production stage.

The complete list of Cementos Pacasmayo’s mining concessions is presented in Table 4.

Table 1 shows the main mining concessions that are in the production and development stage, including relevant information for each quarry.

Name of mining concession	Location of the mining concession	Type and amount of ownership interests	Operator	Surface (Has)	Stage of the mining concession	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Production 2021 (Ton)	Production 2020 (Ton)	Production 2019 (Ton)
ACUMULACION TEMBLADERA	CAJAMARCA	100	San Martin Contratistas Generales SA	3391	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	1,629,895	837,029	1,547,002
VIRRILA 3 (2)	PIURA	100	ECM Posada Perú S.A.C.	600	Production	Yes	EIA (1) and others	Open Pit / Calcareous material	Mining facilities	38,186	47,476	400,857
VIRRILA 10 (2)	PIURA	100	ECM Posada Perú S.A.C.	1000	Production	Yes	EIA (1) and others	Open Pit / Calcareous material	Mining facilities	342,621	668,948	918,879
VIRRILA 11(2)	PIURA	100	ECM Posada Perú S.A.C.	900	Production	Yes	EIA (1) and others	Open Pit / Calcareous material	Mining facilities	365,690	32,298	155,402
VIRRILA 15 (2)	PIURA	100	ECM Posada Perú S.A.C.	600	Production	Yes	EIA (1) and others	Open Pit / Calcareous material	Mining facilities	673,677	0	89,025
VIRRILA 19(2)	PIURA	100	ECM Posada Perú S.A.C.	1000	Production	Yes	EIA (1) and others	Open Pit / Calcareous material	No	4,422	0	0
CALIZAS TIOYACU	SAN MARTIN	100	Cemento Selva S.A	400	Production	Yes	EIA (1) and others	Open Pit / Limestone	No	377,702	208,935	400,520

(1)	Environmental Impact Study (EIA)
(2)	Virrilá 3, Virrilá 10, Virrilá 11, Virrilá 15 and Virrilá 19 belong to the UEA Virrilá and they are considered as material properties in production stage.

Summary of Mineral Resources and Mineral Reserves

The following tables summarize the mineral resources and reserves of the mining concessions of Cementos Pacasmayo and subsidiaries.

Table 2 Summary of mineral resources of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2021.

	Measured mineral resources		Indicated mineral resources		Measured + indicated mineral resource		Inferred mineral resources
	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)
Limestone:
Acumulación Tembladera	128.29	49.31	37.64	50.23	165.93	49.52	74.24	50.34
Calizas Tioyacu	0	0	0	0	0	0	19.2	45.61
Calcareous material:
UEA Virrila Total	21.1	48.50	29.2	48.78	50.3	48.66	3.9	46.42

*	The information (prices, costs and economic aspects) assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) set forth in Exhibits 96.1 (Tembladera quarry) and 96.2 (Virrila quarry) to this annual report. No economic evaluation was performed for the Tioyacu quarry because it only has inferred resources.

Table 3 Summary of mineral reserves of Cementos Pacasmayo S.A.A. and subsidiaries’ properties at December 31, 2021.

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)
Limestone:
Acumulación Tembladera	66.52	49.75	10.47	49.64	76.99	49.74
Calizas Tioyacu	6.5	50.30	4.8	47.29	11.3	49.03
Calcareous material:
UEA Virrilá Total	42.4	49.99	2.9	47.77	45.3	49.85

*	The information (prices, costs and economic aspects) assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. and Cementos Selva S.A. Technical Report Summary (TRS) set forth in Exhibits 96.1 (Tembladera quarry), 96.2 (Virrila quarry) and 96.3(Tioyacu quarry) to this annual report.

Table 4. List of Cementos Pacasmayo and subsidiaries mining concession by region.

Name of mining concession	Location of the mining concession	Type and amount of ownership interests	Operator	Surface (Has)	Stage of the mining concession	Permits	Type of mine / material	Beneficiation plant and other installations	Production 2021 (Ton)	Production 2020 (Ton)	Production 2019 (Ton)
ESCALERA 2009	ANCASH	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
HUANCHACAYOC	ANCASH	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
LOS SANTOS 1	ANCASH	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
LOS SANTOS 2	ANCASH	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOS SANTOS 3	ANCASH	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
LOS SANTOS 4	ANCASH	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
MACATE 2011	ANCASH	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
MACATE 2012-1	ANCASH	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
PAMPA CONDOR	ANCASH	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
ACUMULACION TEMBLADERA	CAJAMARCA	100	San Martin Contratistas Generales SA	3391	Production	Yes	Open Pit / Limestone	Mining facilities	1,629,895	837,029	1,547,002
CELENDIN 11	CAJAMARCA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
CELENDIN 12	CAJAMARCA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CELENDIN 13	CAJAMARCA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CELENDIN 14	CAJAMARCA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
CERRO MEMBRILLO	CAJAMARCA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
CERRO QUEMADO	CAJAMARCA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CHILICO	CAJAMARCA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
CP 10	CAJAMARCA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CP 13	CAJAMARCA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 16	CAJAMARCA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 17	CAJAMARCA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
CP 23	CAJAMARCA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CP 24	CAJAMARCA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CP 3	CAJAMARCA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CP 31	CAJAMARCA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0

CP 33	CAJAMARCA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
CP 37	CAJAMARCA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 38	CAJAMARCA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 4	CAJAMARCA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
CP 40	CAJAMARCA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
CP 8	CAJAMARCA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
CP 9	CAJAMARCA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0

CUNYAC	CAJAMARCA	100	NA	200	Production	Yes	Pozzolana	No	0	0	0
CUNYAC 2	CAJAMARCA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 3	CAJAMARCA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 4	CAJAMARCA	100	NA	999	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 5	CAJAMARCA	100	NA	874	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 6	CAJAMARCA	100	NA	599	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 6A	CAJAMARCA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 6B	CAJAMARCA	100	NA	199	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 7	CAJAMARCA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CUNYAC 8	CAJAMARCA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
EL CHAMAN	CAJAMARCA	100	NA	750	Exploration	Yes	Non Metallic	No	0	0	0
HUAPAL 1	CAJAMARCA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
LAJAS 2	CAJAMARCA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
PAMPA GRANDE 1	CAJAMARCA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
PAMPA GRANDE 2	CAJAMARCA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
PAMPA MOLINA	CAJAMARCA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
PARGO 1	CAJAMARCA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
PARGO 2	CAJAMARCA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
PULULO	CAJAMARCA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
SAYUNDO	CAJAMARCA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0

SUNSET 11	CAJAMARCA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
TIERRA BLANCA	CAJAMARCA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
YOMIRA I	CAJAMARCA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
CHAMO 1	CAJAMARCA / LA LIBERTAD	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
CP 11	CAJAMARCA / LA LIBERTAD	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 12	CAJAMARCA / LA LIBERTAD	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 34	CAJAMARCA / LA LIBERTAD	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
ELSANA 1	CAJAMARCA / LA LIBERTAD	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 14	CAJAMARCA / LAMBAYEQUE	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 39	CAJAMARCA / LAMBAYEQUE	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
TULLAL	CAJAMARCA / LAMBAYEQUE	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CP 15	CAJAMARCA / LAMBAYEQUE / LA LIBERTAD	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
ELSANA 3	CAJAMARCA / LA LIBERTAD	100	NA	900	Exploration	No	Metallic	No	0	0	0
ANTIMORO 5	CUSCO	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
HOYADA 2011	ICA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
HOYADA 2012	ICA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
ALCENTRO2	LA LIBERTAD	100	NA	200	Exploration	No	Anthracite Coal	No	0	0	0
ANA LUCIA M	LA LIBERTAD	100	NA	400	Exploration	No	Metallic	No	0	0	0
CERRO CAÑA	LA LIBERTAD	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
CP 1	LA LIBERTAD	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
CP 19	LA LIBERTAD	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
CP 2	LA LIBERTAD	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 32	LA LIBERTAD	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP 5	LA LIBERTAD	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP-28	LA LIBERTAD	100	NA	100	Exploration	No	Anthracite Coal	No	0	0	0
CP-29	LA LIBERTAD	100	NA	500	Exploration	No	Non Metallic	No	0	0	0

CP-30	LA LIBERTAD	100	NA	400	Exploration	No	Metallic	No	0	0	0
EL DIAMANTE	LA LIBERTAD	100	NA	193	Exploration	No	Anthracite Coal	No	0	0	0
ELSANA 2	LA LIBERTAD	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
MAGIA BLANCA	LA LIBERTAD	100	NA	183	Exploration	Yes	Anthracite Coal	No	0	0	0
MARTIN III	LA LIBERTAD	100	NA	718	Exploration	No	Anthracite Coal	No	0	0	0
MARTIN IV	LA LIBERTAD	100	NA	100	Exploration	No	Anthracite Coal	No	0	0	0
MARTIN V 300	LA LIBERTAD	100	NA	300	Exploration	No	Anthracite Coal	No	0	0	0
MARTIN VI 300	LA LIBERTAD	100	NA	300	Exploration	No	Anthracite Coal	No	0	0	0
MARTIN VII 50	LA LIBERTAD	100	NA	54	Development	Yes	Anthracite Coal	Yes	0	0	0
MARTIN VIII	LA LIBERTAD	100	NA	100	Exploration	No	Anthracite Coal	No	0	0	0
NORTE 13	LA LIBERTAD	100	NA	79	Exploration	No	Non Metallic	No	0	0	0
NORTE 17	LA LIBERTAD	100	NA	47	Exploration	No	Non Metallic	No	0	0	0
NORTE 26	LA LIBERTAD	100	NA	799	Exploration	No	Non Metallic	No	0	0	0
NORTE 51	LA LIBERTAD	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
NORTE 52	LA LIBERTAD	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
NORTE 53	LA LIBERTAD	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
NORTE 54	LA LIBERTAD	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
NORTE 55	LA LIBERTAD	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
NORTE 57	LA LIBERTAD	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
NORTE 58	LA LIBERTAD	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
NORTE Nº 10	LA LIBERTAD	100	NA	159	Exploration	No	Non Metallic	No	0	0	0
NORTE Nº 12	LA LIBERTAD	100	NA	79	Exploration	No	Non Metallic	No	0	0	0
NORTE Nº 14	LA LIBERTAD	100	NA	50	Exploration	No	Non Metallic	No	0	0	0
PAMPA COLORADA I	LA LIBERTAD	100	NA	100	Exploration	Yes	Metallic	No	0	0	0
PAMPA COLORADA II	LA LIBERTAD	100	NA	200	Exploration	No	Metallic	No	0	0	0
SAN MARCOS R.Q.	LA LIBERTAD	100	NA	369	Exploration	No	Anthracite Coal	No	0	0	0
SAN PEDRO 2	LA LIBERTAD	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
SEÑOR DE LOS MILAGROS DE PACASMAYO	LA LIBERTAD	100	Cementos Pacasmayo S.A.A.	400	Production	Yes	Open Pit / Clay and Sand	Mining Facilities	100,371	35,576	171,697
CP 22	LAMBAYEQUE	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 53	LAMBAYEQUE	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
GITANO 10	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
GITANO 11	LAMBAYEQUE	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
GITANO 12	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
MESONES 2	LAMBAYEQUE	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
PENCAL	LAMBAYEQUE	100	NA	200	Exploration	No	Non Metallic	No	0	0	0

PENCAL 2	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
SUNSET 10	LAMBAYEQUE	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
CP 21	LAMBAYEQUE / LA LIBERTAD	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CAMPANQUIS 4	LORETO / AMAZONAS	100	No	1000	Exploration	No	Non Metallic	No	0	0	0
CAMPANQUIZ 2	LORETO / AMAZONAS	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CAMPANQUIZ 3	LORETO / AMAZONAS	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
BAYOVAR Nº 4	PIURA	100	NA	22326	Production	Yes	Open Pit / Calcareous material	No	41,113	42,564	41,531
BELIZARIO D	PIURA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
BELIZARIO E	PIURA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
BELIZARIO J	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
CP 36	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CP 42	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 44	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP 45	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP 46	PIURA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
CP 49	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP 50	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
CP CINCO-B	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP SEIS-A	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP SEIS-B	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CP SIETE	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012 - 4	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012- 9	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012-1	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012-10	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012-11	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012-2	PIURA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012-3	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
DUNA 2012-5	PIURA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
DUNA 2013-1	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
ILLESCAS 15	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
KOKIS 1	PIURA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
KOKIS 2	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
KOKIS 3	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
KOKIS 4	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
KOKIS 5	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
KOKIS 6	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0

KOKIS 7	PIURA	100	NA	1000	Exploration	Yes	Non Metallic	No	0	0	0
LA PIEDRA	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LOBOS 69	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 12	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 19	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 20	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 20 A	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 22	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 22-A	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 23	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LONGINOS 23A	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
PAREDONES	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 10	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 12	PIURA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 13	PIURA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 14	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 15	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 16	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 18	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 2	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 3	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 4	PIURA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
PAREDONES 9	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
SOJO 4	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
SOJO 5	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
VIENTO 2014-1	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
VIENTO 2014-2	PIURA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 3	PIURA	100	ECM Posada Perú S.A.C.	600	Production	Yes	Open Pit / Calcareous material	Mining facilities	38,186	47,476	400,857
VIRRILA 10	PIURA	100	ECM Posada Perú S.A.C.	1000	Production	Yes	Open Pit / Calcareous material	Mining facilities	342,621	668,948	918,879
VIRRILA 11	PIURA	100	ECM Posada Perú S.A.C.	900	Production	Yes	Open Pit / Calcareous material	Mining facilities	365,690	32,298	155,402
VIRRILA 12	PIURA	100	NA	700	Development	Yes	Calcareous material	No	0	0	0
VIRRILA 13	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 14	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 15	PIURA	100	ECM Posada Perú S.A.C.	600	Production	Yes	Open Pit / Calcareous material	Mining facilities	683,677	0	89,025

VIRRILA 16	PIURA	100	NA	1000	Development	Yes	Calcareous material	No	0	0	0
VIRRILA 17	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 18	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 19	PIURA	100	ECM Posada Perú S.A.C	1000	Development	Yes	Open Pit / Calcareous material	No	4,422	0	0
VIRRILA 20	PIURA	100	NA	1000	Exploration	Yes	Calcareous material	No	0	0	0
VIRRILA 21	PIURA	100	NA	1000	Exploration	Yes	Calcareous material	No	0	0	0
VIRRILA 22	PIURA	100	NA	1000	Exploration	Yes	Calcareous material	No	0	0	0
VIRRILA 23	PIURA	100	NA	200	Development	Yes	Calcareous material	No	0	0	0
VIRRILA 4	PIURA	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 6	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 7	PIURA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 8	PIURA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
VIRRILA 9	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
YAPATO 1	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
YAPATO 2	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
YAPATO 3	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
YAPATO 4	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
CP 51	PIURA / LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 52	PIURA / LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
MAJAZ 2	SAN MARTIN	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
SM-123	SAN MARTIN	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
NORTE Nº 15	LA LIBERTAD	100	NA	199	Exploration	No	Non Metallic	No	0	0	0
BAYOVAR 2011	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CP 41	PIURA	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
CP 47	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
LA PROMESA 10	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LA PROMESA 11	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
CP 43	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CP 48	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
ARCILLAS EL PAJONAL	SAN MARTIN	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
CALIZAS TIOYACU	SAN MARTIN	100	Cemento Selva S.A.	400	Production	Yes	Open Pit / Limestone	No	377,702	208,935	400,520
MOYOBAMBA 98	SAN MARTIN	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
PAJONAL 2	SAN MARTIN	100	Cemento Selva S.A.	400	Production	Yes	Open Pit / Clay	No	72,272	46,057	57,129
PAJONAL 3	SAN MARTIN	100	NA	800	Exploration	No	Non Metallic	No	0	0	0

PAJONAL 4	SAN MARTIN	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
FILA LARGA 98	AMAZONAS	100	No	300	Production	Yes	Open Pit / Clay	No	0	0	1,000
FILA LARGA 98 B	AMAZONAS	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
RIOJA 1	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
RIOJA 2	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
RIOJA 3	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
RIOJA 4	SAN MARTIN	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
RIOJA 5	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
RIOJA 6	SAN MARTIN	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
RIOJA 7	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
RIOJA 8	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
RIOJA 9	SAN MARTIN	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
TILAPIA 99	SAN MARTIN	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
TINGOS 2010	SAN MARTIN	100	NA	400	Exploration	No	Non Metallic	No	0	0	0
YESO YANAYACU	SAN MARTIN	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
FILA LARGA 98 A	AMAZONAS	100	No	399	Exploration	No	Non Metallic	No	0	0	0
ESPERANZA BLANCA 2	AMAZONAS	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
SOJO 3	PIURA	100	NA	200	Exploration	Yes	Non Metallic	Yes	0	0	0
EL MILAGRO 2010	LA LIBERTAD	100	NA	500	Exploration	No	Non Metallic	No	0	0	0
PARIÑAS 2011	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
DEVORA	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 10	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 19	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 20	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 22	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 23	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 30	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 37	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 39	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 4	LAMBAYEQUE	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 40	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 5	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 52	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 68	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0

EL TABLAZO 69	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
EL TABLAZO 7	LAMBAYEQUE	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 10	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
LOBOS 11	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 12	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 13	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 14	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 15	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 16	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 17	PIURA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
LOBOS 18	PIURA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
LOBOS 19	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 20	PIURA	100	NA	600	Exploration	No	Non Metallic	No	0	0	0
LOBOS 21	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
LOBOS 22	PIURA	100	NA	800	Exploration	No	Non Metallic	No	0	0	0
LOBOS 23	PIURA	100	NA	700	Exploration	No	Non Metallic	No	0	0	0
LOBOS 47	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 48	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 49	PIURA	100	NA	300	Exploration	No	Non Metallic	No	0	0	0
LOBOS 50	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 51	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 6	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 62	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0
LOBOS 65	PIURA	100	NA	200	Exploration	No	Non Metallic	No	0	0	0
LOBOS 7	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
LOBOS 8	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
LOBOS 9	PIURA	100	NA	1000	Exploration	No	Non Metallic	No	0	0	0
ÑAMUC 1	PIURA	100	NA	900	Exploration	No	Non Metallic	No	0	0	0
ÑAMUC 2	PIURA	100	NA	100	Exploration	No	Non Metallic	No	0	0	0

Acumulación Tembladera Individual Disclosure (229.1304)

Property description

Location

The mining concession is located in Yonan district, Contumaza province, Cajamarca region, Peru at longitude -79.123393° W and latitude -7.245671° S. It is located 60 kilometers from the cement plant.

The area of the mining concession is 3,390.97 Hectares. The mining rights are granted by INGEMMET (Instituto Geológico Minero y Metalúrgico) of the Energy and Mines Sector through a Presidential Resolution. Cementos Pacasmayo owns the mining concession and it is registered as “Acumulación Tembladera” as a non-metallic mining concession.

Our Pacasmayo cement plant and Acumulación Tembladera mining concession are shown in Figure 2 while the location of the Acumulación Tembladera is shown in the Figure 3. Our Pacasmayo cement plant is shown in Figure 4.

Figure 2 Pacasmayo cement plant and Acumulación Tembladera

Figure 3 Acumulación Tembladera

Figure 4 Pacasmayo cement plant

Infrastructure

The Tembladera quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses and roads have been installed.

Energy is supplied by Hidrandina S.A. Company, which obtains energy from the national grid. Energy distribution is overhead and at medium voltage of 2.3 kV. The quarry also has an electrical sub-station. The sub-station area is 1,062 m2.

Water is obtained from the village canal, which flows near the quarry. The water is used for minor activities within the quarry, such as access and road watering, limestone watering in mining areas, post-blasting watering, watering of green areas, and consumption by restrooms.

A contractor manages the fuel system. The fuel storage and dispatch system has the necessary equipment to supply fuel to the mobile and fixed units within the quarry. Trained personnel and safety measures are in place to handle fuel safely.

The Tembladera quarry can be access by air from Lima to Trujillo (1 hour) and by land from Trujillo to Tembladera Quarry. The route is from Trujillo to Pacasmayo (112.6 kilometers), from Pacasmayo to Ciudad de Dios (14.3 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera - Security point (0.8 kilometers), for a total of 747.1 kilometers. The entire route is paved. Alternatively, the quarry can be accessed by air from Lima to Chiclayo, time average 1.15 hrs. of flight, and from Chiclayo to Ciudad de Dios (86.8 kilometers) and from Ciudad de Dios to Tembladera (50 km) and Tembladera – Security point (0.8 km). The entire route is paved.

The majority of the Tembladera quarry’s personnel comes from the town of Tembladera, adjacent to the quarry. There are also personnel from Cajamarca and La Libertad region.

Personnel are transported from the town of Tembladera to the quarry in buses and pickup trucks.

Mining Concession Ownership and Area

The Acumulación Tembladera concession was granted by Resolution No. 01989-2002-INACC/J of the National Institute of Concessions and Cadastre (Instituto Nacional de Concesiones y Catastro).

The procedure to obtain a mining concession is established in the General Mining Law (Supreme Decree 014-92-EM) and its Regulation Legislative Decree 020-2020-EM.

Cementos Pacasmayo has the surface rights of the operation area in the Tembladera quarry.

Cementos Pacasmayo pays the concession fee for the Acumulación Tembladera concession with unique code 010001801L. These payments must be made from the first working day of January to June 30 of each year, providing the financial entities the unique code of its mining right. The Acumulación Tembladera concession payment is equivalent to US$3.00 per hectare.

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004, which was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo currently pays the Mining Royalty (see note 29 to our annual audited consolidated financial statements included in this annual report).

The payment to the Peruvian government is made through the National Superintendence of Tax Administration (SUNAT), which is the entity designated to control this consideration for the use of natural resources, such payment is made through an application that the tax authority has made available to those required to pay.

In case the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Set forth below is additional information relevant to the particular property.

Mining activities on the property

Tembladera Quarry

The Tembladera quarry, within the Acumulación Tembladera mining concession, is currently in production stage. The Tembladera quarry is an open-pit mine that uses explosives to fragment the limestone rock. After crushing, the material is loaded onto trucks to be transported from the quarry to the cement plant located in Pacasmayo.

The Figure 5 shows the block diagram of mining process of the Tembladera quarry. Further details of the process are provided in Exhibit 96.1 to this annual report.

Figure 5 Diagram of mining process of the Tembladera quarry

Pacasmayo cement plant

Our Pacasmayo plant is located at Pacasmayo District, Pacasmayo Province, La Libertad Region. This plant is 67.3 kilometers from the Tembladera quarry and receives material from the Tembladera quarry. Our Pacasmayo plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, sand, iron and clays as raw materials. The specific mix of raw materials produces the clinker necessary for the production of cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

The Figure 6 shows the block diagram for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.1 to this annual report.

Figure 6 Pacasmayo plant process block diagram

Tembladera Quarry

The Tembladera quarry has been operating for 64 years. The material extracted from the quarry is used to supply our Pacasmayo plant. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tembladera quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 to this annual report.

Facilities

The Tembladera quarry has facilities such as offices, blasting explosives warehouse, electrical substation, maintenance shop, lubricant warehouse, gas station, oil tank, guardhouse, limestone field, dining room, laboratory, truck scale, ore belt, loading tunnel, meteorological station, safety trench and septic tank.

Pacasmayo Plant

Our Pacasmayo plant has been in operation for 64 years, and uses the limestone extracted from the Tembladera quarry in the manufacture of cement and quicklime.

The equipment in operation at our Pacasmayo plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by our personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 to this annual report.

Facilities

Our Pacasmayo plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to S/660,798,834 as of December 31, 2021.

History

By means of Resolution No. 01989-2002-INACC/J dated November 4, 2002, the National Institute of Mining Cadastre and Concessions granted Cementos Pacasmayo, the non-metallic concession title called “Acumulación Tembladera” with code No. 01-00018-01-L. The property dates back to the date of its oldest integral concession: “Norte No. 1” granted by the Regional Mining Office of Cajamarca by Ministerial Resolution No. 267 of June 30, 1950, in benefit of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo, from 1957 until 2013 when Calizas del Norte S.A.C. (CALNOR) was incorporated. CALNOR started activities from January 2014 until May 2016. San Martin Contratistas Generales S.A. started activities from October 2016 to the present.

Property Encumbrances

Cementos Pacasmayo does not make any payments with respect to encumbrances for the Acumulación Tembladera property. The Acumulación Tembladera mining concession currently has no outstanding payments with respect to infractions and penalties.

Concessions

The Acumulación Tembladera mining concession is a production stage property with estimated mineral reserves.

Geology

The ore deposit contains limestone rock with a grade suitable for cement production. The limestone is contained within the so-called Cajamarca Formation, belonging to the Upper Cretaceous (Turonian floor, around 90 MA). This Formation overlies the Quilquiñan Group, and intrajacent to the Celendín Formation.

Table 5 shows the stratigraphic column of the area of the Tembladera quarry and Figure 7 shows the Geological section of the Tembladera quarry. Sedimentary rocks corresponding to the Cajamarca Formation and the Upper Cretaceous Celendín Formation outcrop in the project area as described below.

Table 5 Stratigraphic Column of the Tembladera quarry

System	Series	Stratigraphic Unit		Intrusive rocks		Lithologic Description
Quaternary	Recent	Fluvial Deposit	Qr-fl			Fluvial origin
		Alluvial Deposit	Qr-al			Alluvial origin
Tertiary	Lower			Andesite	T-an	Intrusion of andesitic dykes longitudinally into the deposit rock mass.
Cretaceous	Upper	Celendin Formation	Ks-ce			Thin layers of clayey nodular limestone, interbedded with marls and lutites.
		Cajamarca Formation	Ks-c			Limestone of marine origin of whitish to light gray color.
		Quilquiñan Group	Ks-q			Lutites and marls with some calcareous intercalations.

Figure 7 Geological section of Tembladera quarry

Resources and Reserves

Table 6 shows the mineral resources categories and quality.

Table 6 Mineral Resources (exclusive of reserves) at the end of the fiscal year

	Resources
	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)	Metallurgical recovery
Measured mineral resources	128.29	49.31	0.31	1.81	1.84	48.6	(1)
Indicated mineral resources	37.64	50.23	0.19	1.70	1.47	48.6	(1)
Measured + Indicated mineral resources	165.93	49.52	0.28	1.79	1.76	48.6	(1)
Inferred mineral resources	74.24	50.34	1.45	0.31	1.63	48.6	(1)

Note: No Ore loss or dilution has been included. All Resources are estimated as quantities at cement plant.

(1)	Limestone is used for clinker production and cement production; 100% of the limestone received at the plant is used. Limestone represents 78.54% of the raw material for clinker production.

The Mineral resources estimation considered the expected price of cement, the complete forecast horizon contemplates perpetuity is included at the end of the 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 7 shows the Reserves categories and quality.

Table 7 Mineral Reserves at the end of the 2021 fiscal year

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)
Proven mineral reserves	66.52	49.75	0.36	1.53	1.53	48.6
Probable mineral reserves	10.47	49.64	0.28	1.53	1.56	48.6
Total mineral reserves	76.99	49.74	0.35	1.53	1.53	48.6

Note: All Reserves are estimated as quantities at cement plant.

The Mineral Reserves estimation considered the expected price of cement, the complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

The chapter on Regulatory Matters and Mining Regulations describes the royalties associated with the Tembladera quarry’s payment.

Reconciliation of Resources and Reserves at the End of the Fiscal Year

Table 8 Resources for the last two fiscal years expressed in millions of tonnes.

	Resources as at Dec. 31, 2021	Resources as at Dec. 31, 2020	Discrepancy
Measured resources	128.29	Not applicable.
Indicated resources	37.64	Not applicable.
Measured + Indicated resources	165.93	Not applicable.	Not applicable.
Inferred resources	74.24	Not applicable.

*	The prices assumed for the Mineral resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Tembladera Quarry and Pacasmayo Cement Plant set forth in Exhibit 96.1 to this annual report. All Resources are estimated at cement plant. The average price is S/498.1 per ton of cement at nominal values, perpetuity is included at the end of the 30-year projection.

Table 9 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2021	Reserves as at Dec. 31, 2020	Discrepancy
Proven reserves	66.52	13.5
Probable reserves	10.47	138.1	Probable reserves were recategorized as proved reserves. The 2021 reserve estimate considered only 30 years as LOM due to economic issues of price and cost projections.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Tembladera Quarry and Pacasmayo plant set forth in Exhibit 96.1 to this annual report. All Reserves are estimated at cement plant. The average price is S/498.1 per ton of cement, average of the 30-year projection, at nominal values.

Further details are provided in Exhibit 96.1 to this annual report.

Exploration

In 2021, Cementos Pacasmayo did not conduct any exploration activity at the Tembladera quarry.

Activities in Acquired Properties

Not applicable.

Virrila Individual Disclosure (229.1304)

Property description

Location

The mining concessions are located in the Sechura District, Sechura Province, Piura Region, Peru at longitude -80.766994° W and latitude -5.922731° S. The properties registered in INGEMET are Virrila 3, Virrila 4, Virrila 6, Virrila 7, Virrila 8, Virrila 9, Virrila 10, Virrila 11, Virrila 12, Virrila 13, Virrila 14, Virrila 15, Virrila 16, Virrila 17, Virrila 18, Virrila 19, Virrila 20, Virrila 21, Virrila 22, Virrila 23 and Bayovar N° 4 with mining activity.

The area of the mining concession is 38,226.00 Hectares. The mining rights are granted by INGEMMET (Instituto Geológico Minero y Metalúrgico) of the Energy and Mines Sector through a Presidential Resolution.

Cementos Pacasmayo owns the mining concession and it is registered as “Unidad Económica Administrativa (UEA) Virrila” as a non-metallic mining concession.

Cementos Pacasmayo currently has an agreement with the Fundación Comunal San Martin de Sechura for the use of the surface land associated with the production area of the Virrila quarry.

Piura Cement Plant and UEA Virrila are shown in Figure 8 while the location of the UEA Virrila property is shown in the Figure 9.

Figure 8 Piura cement plant and UEA Virrila

Figure 9 UEA Virrila property

Piura Cement Plant is shown in Figure 10.

Figure 10 Piura cement plant

Infrastructure

The Virrila quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses and roads have been installed.

Virrila quarry is supplied with fuel by diesel oil tanker trucks. Fuel distribution is the responsibility of an authorized contractor company, which will have the permits and records required for this type of facility and activity.

The Virrila quarry is supplied with energy by electric generators.

The Virrila quarry can be access by paved road from the Piura city, along the north Panamerican highway, to the Bayovar intersection and then to the Virrila quarry, the estimated time is 2 hours.

The majority of the Virrila quarry’s personnel comes from the town of Sechura, near to the quarry. There are also personnel from Piura.

Personnel are transported from Sechura to the quarry in buses and pickup trucks. The contractor is responsible for the logistics of the personnel operating in the quarry.

Mining Concession Ownership and Area

On March 31, 2016, The Virrila concession was granted by Presidential Resolution No. 0147-2016-INGEMMET/PCD/PM and includes nine (9) non-metallic mining rights in the ¨Unidad Económica Administrativa¨ (UEA) Virrila, with code No. 01-00011-00-U.

The ¨Unidad Económica Administrativa¨ (UEA) Virrila, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A. which grouped twelve (12) non-metallic mining rights according to Presidential Resolution N° 2869-2015-INGEMMET/PCD/PM dated September 30, 2015 now has a total of 21 mining concessions.

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004, which was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo currently pays the Mining Royalty (see note 29 to our annual audited consolidated financial statements included in this annual report).

The payment to the Peruvian government is made through the National Superintendence of Tax Administration (SUNAT), which is the entity designated to control this consideration for the use of natural resources, such payment is made through an application that the tax authority has made available to those required to pay.

In case the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Set forth below is additional information relevant to the particular property.

Mining Activities on the Property

The Virrila quarry located in the Virrila EAU is currently in production stage. This is an open-pit mine where surface miners are used to fragment the seashells, which is loaded onto trucks by front-end loaders and transported to the cement plant located in Piura which is 120 kilometers from UEA Virrila.

The Figure 11 shows the block diagram of mining process of the Virrila quarry. Further details of the process are provided in Exhibit 96.2 to this annual report.

Figure 11 Diagram of mining process of the Virrila quarry

Piura Plant

The cement plant is located at Veintiséis de Octubre District, Piura Province and Piura Region. This facility receives material from the Virrila quarry. The cement plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, and using seashells, sand, iron and clays are used as raw materials. The specific mix of raw materials produces the clinker necessary for the production of cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of seashells;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

The Figure 12 shows the block diagram for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.2 to this annual report on Form 20-F.

Figure 12 Piura plant process block diagram

Virrila Quarry

The Virrila quarry has been operating for 6 years. The material extracted from the quarry is used to supply the Piura plant. The amount of seashells to be mined is planned annually through the mining plan.

The equipment in operation at the Virrila quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 to this annual report.

Facilities

The Virrila quarry has facilities such as offices, dining room, infirmary, vehicle parking lots, lubricant warehouse, chemical baths, maintenance shop, sample preparation laboratory, industrial water tank, truck scale, hopper for weighing, wastewater treatment pond, and satellite and radio antenna.

Piura Plant

The equipment in operation at the Piura plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo’s personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 to this annual report.

Facilities

The Piura Plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to S/935,232,565 as of December 31, 2021.

History

The quarry is a non-metallic deposit of seashells material, source of different types of cements for construction; Cementos Pacasmayo owns the deposit.

The Virrila quarry started operations in 2015. The mining contractor San Martin Contratistas Generales S.A. was in charge of the exploitation from the beginning of operations until March 14, 2020. The mining contractor Posada Perú SAC started operations at the Virrila quarry on September 14, 2020 until today.

Property Encumbrances

Cementos Pacasmayo does not make any payments with respect to encumbrances for the UEA Virrila concessions. The UEA Virrila concessions currently has no outstanding payments with respect to infractions and penalties.

Concessions

The UEA Virrila is a production stage property with estimated mineral reserves.

Geology

The lithostratigraphy of the area consists of Cenozoic sedimentary units, locally formed by Tertiary units and covered by Quaternary deposits; the Tablazo Lobitos and Quaternary deposits of ancient alluvial, lacustrine and Aeolian origin form these units. Table 10 shows the stratigraphic column of the area of the Virrila quarry and Figure 13 shows the Geological section of the Virrila quarry.

Table 10 Stratigraphic Column of the Virrila quarry

Era	System	Symbol	Serie	Stratigraphic Unit
Cenozoic	Quaternary	Qh-e	Holocene	Eolic deposits
	Tertiary	Qp-tt	Pleistocene	Tablazo Talara
		Tm-zi	Miocene	Lower Zapallal Formation

Figure 13 Geological section of the Virrila quarry

Resources and Reserves

Table 11 shows the mineral resources categories and quality.

Table 11 Mineral Resources (exclusive of reserves) at the end of the fiscal year

	Resources
	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)	Metallurgical recovery
Measured mineral resources	21.1	48.50	0.84	0.84	48.5	(1)
Indicated mineral resources	29.2	48.78	0.87	1.23	48.5	(1)
Measured + Indicated mineral resources	50.3	48.66	0.86	1.07	48.5	(1)
Inferred mineral resources	3.9	46.42	2.27	1.67	43.6 – 48.5	(1)

Note: No Ore loss or dilution has been included. All Resources are estimated as quantities at cement plant.

(1)	Seashell is used for clinker production and cement production; 100% of the limestone received at the plant is used. Limestone represents 79% of the raw material for clinker production.

The Mineral resource estimation considered the expected price of cement, the complete forecast horizon contemplates a total of 35 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 12 Mineral Reserves at the end of the 2021 fiscal year

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Proven mineral reserves	42.4	49.99	0.55	0.56	48.5
Probable mineral reserves	2.9	47.77	0.96	1.08	48.5
Total mineral reserves	45.3	49.85	0.58	0.74	48.5

Note: All Reserves are estimated as quantities at cement plant.

The Mineral reserves estimation considered the expected price of cement, the complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

The chapter on Regulatory Matters and Mining Regulations describes the royalties associated with the Virrila quarry’s payment.

Reconciliation of Resources and Reserves at fiscal year-end

Table 13 Resources for the last two fiscal years expressed in millions of tonnes.

	Resources as at Dec. 31, 2021	Resources as at Dec. 31, 2020	Discrepancy
Measured resources	21.1	7.3	The estimate of Reserves disclosed in 2020 considered more than 30 years as LOM. Mineral Reserves disclosed in 2020 after 30 years are considered Mineral Resources for fiscal 2021 due to economic cost and price considerations. Additionally,an update of the geological deposit was performed.
Indicated resources	29.2	6.6
Measured + Indicated resources	50.3	13.9
Inferred resources	3.9	0	The new estimation resource is due to the update of the geological model.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Virrila Quarry and Piura Cement plant set forth in Exhibit 96.2 to this annual report. All Resources are estimated at cement plant. The average price is S/595.7 per ton of cement, average of the 35-year projection, at nominal values.

Table 14 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2021	Reserves as at Dec. 31, 2020	Discrepancy
Proven reserves	42.4	0.7	Probable reserves were recategorized as proved reserves due to increased certainty due to production activities. The 2021 reserve estimate considered only 30 years as LOM due to economic issues of price and cost projections.
Probable reserves	2.9	86.5

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Virrila Quarry and Piura Cement Plant set forth in Exhibit 96.2 to this annual report. All Reserves are estimated at cement plant. The average price is S/552.9 per ton of cement, average of the 30-year projection, at nominal values.

Further details are provided in Exhibit 96.2 to this annual report.

Other Activities

Cementos Pacasmayo has carried out drilling works in the Virrila quarry in order to confirm the mineral reserves. This activity will improve the accuracy of mineral reserves estimation. Diamond drilling was carried out and a specialized company was contracted to carry out the work. Drilling data is currently being reviewed for inclusion in the 2022 Reserves model.

Activities in Acquired Properties

Not applicable.

Tioyacu Individual Disclosure (229.1304)

Property description

Location

The mining concession is located in Elias Soplin Vargas district, Rioja province, San Martin region, Peru at longitude -77.284376° W and latitude -5.999057° S. It is located 5 kilometers from the cement plant.

The area of the mining concession is 400 Hectares. The mining rights are granted by INGEMMET (Instituto Geológico Minero y Metalúrgico) of the Energy and Mines Sector through a Presidential Resolution.

Cementos Selva S.A.C owns the mining concession and it is registered as “Calizas Tioyacu” a non-metallic mining property.

Rioja cement plant and Calizas Tioyacu quarry are shown in Figure 14 while the location of the Calizas Tioyacu is shown in the Figure 15.

Figure 14 Rioja plant and Calizas Tioyacu

Figure 15 Calizas Tioyacu property

Rioja cement plant is shown in Figure 16.

Figure 16 Rioja cement plant

Infrastructure

The Tioyacu quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses and roads have been installed.

The Rioja plant owned by Cementos Selva S.A. currently has adequate infrastructure (such as workshops, service stations, restrooms, and others).

The Tioyacu quarry can be access from the coast is exclusively by air from Lima to Tarapoto, time average 1.10 hours by air, and from Tarapoto to Rioja (139 kilometers) and from Rioja to the Cementos Selva S.A. plant (15 kilometers). Another alternative to access the quarry is by road from Lima to Rioja and the distance is 1,107 kilometers and the road is paved.

The majority of the Tioyacu quarry’s personnel come from Elias Soplin Vargas district. There are also personnel from Rioja and Nueva Cajamarca.

Mining Concessions Ownership and Area

Calizas Tioyacu concession was granted by Resolution 0960-96-RPM of the Public Mining Registry.

The procedure to obtain a mining concession is contemplated in the General Mining Law (Supreme Decree 014-92-EM) and its Regulation Legislative Decree 020-2020-EM.

Tioyacu quarry has an Usufruct and Easement Agreement for the use and easement of the surface where mining activities are carried out. The agreement was signed with Corporación de Desarrollo de San Martin (COREDESAM).

Cementos Selva S.A. pays the concession fee for the Calizas Tioyacu concession with unique code 010912495. These payments must be made from the first working day of January to June 30 of each year, providing the financial entities the unique code of its mining right. In the case of the Calizas Tioyacu concession, the payment is equivalent to US$3.00 per hectare.

Royalties

The Peruvian Mining Royalty Law was approved on June 24, 2004 by Law No. 28258, which was amended by Law No. 29788 of September 28, 2011. Cementos Selva currently pays the Mining Royalty (see note 29 to our annual audited consolidated financial statements included in this annual report).

The payment to the Peruvian government is made through the National Superintendence of Tax Administration (SUNAT), which is the entity designated to control this consideration for the use of natural resources, such payment is made through an application that the tax authority has made available to those required to pay.

In case the mining royalty is not declared or paid, fines for infractions and late payment interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Set forth below is additional information relevant to the particular property.

Mining Activities on the Property

Tioyacu Quarry

The Tioyacu quarry, located within the Calizas Tioyacu mining concession, is currently in production stage. The Tioyacu quarry is an open-pit mine and uses explosives to fragment the limestone rock, which is then loaded onto trucks by front-end loaders and transported to the Rioja plant.

The Figure 17 shows the block diagram of mining process of the Tioyacu quarry. Further details of the process are provided in Exhibit 96.3 to this annual report.

Figure 17 Diagram of mining process of the Tioyacu quarry

Rioja Plant

The cement plant is located in the district of Elías Soplin Vargas, Rioja province, San Martin region, 5 kilometers from the quarry. This facility receives material from the Tioyacu quarry. The cement plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, sand, iron and clays are used as raw materials. The specific mix of raw materials produces the clinker necessary for the production of cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Crushing and Drying of Raw Materials

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

The Figure 18 shows the block diagram for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.3 to this annual report.

Figure 18 Rioja plant process block diagram

Tioyacu Quarry

The Tioyacu quarry has been operating for 21 years for Cementos Selva. The material extracted from the quarry is used to supply the Rioja Cement Plant, which has also been in operation for 21 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tioyacu quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 to this annual report.

Facilities

The Tioyacu quarry does not have maintenance and administrative facilities because the Cementos Selva plant is adjacent to the quarry and provides the necessary facilities for quarry operations.

Rioja Plant

The equipment in operation at the Rioja plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Selva personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 to this annual report.

Facilities

The Rioja plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

The total cost of the mining concession, mine development costs, land, buildings and other constructions, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to S/147,755,008 as of December 31, 2021.

History

The Tioyacu quarry began operations as Cementos Rioja S.A. in 2000, as the successful bidder of the Public Auction of February 6, 1998, of the “Cement Plant with Vertical Kiln of Rioja” promoted by CEPRI. By public deed of March 28, 1998, the Regional Government of San Martin transferred the quarry to Cementos Rioja S.A.

The aforementioned bid included the transfer in favor of Cementos Rioja S.A. by Empresa Minera del Perú, by public deed dated April 8, 1998, of the non-metallic mining concession “Calizas Tioyacu,” among others, for the development of the quarry.

Property Encumbrances

Cementos Selva S.A. does not make any payments with respect to encumbrances for the Tioyacu quarry. Tioyacu quarry currently has no outstanding payments with respect to infractions and penalties.

Concessions

The Calizas Tioyacu is a production stage property with estimated mineral reserves.

Geology

The ore deposit contains limestone rock with a grade suitable for cement production. The limestone is contained within the so-called Condorsinga Formation. This Formation is part of the Pucará Group. Figure 19 shows the stratigraphic column of the area of the Tioyacu quarry and Figure 20 shows the Geological section of the Tioyacu quarry.

Figure 19 Stratigraphic Column of the Tioyacu quarry

Figure 20 Geological section of the Tioyacu quarry

Resources and Reserves

Table 15 Limestone Resources at the end of the fiscal year

	Resources				Cut-off grades (%CaO)	Metallurgical recovery Amount
	Amount (Million Ton)	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)
Measured mineral resources	0	0	0	0	49.0	(1)
Indicated mineral resources	0	0	0	0	49.0	(1)
Measured + Indicated mineral resources	0	0	0	0	49.0	(1)
Inferred mineral resources	19.2	45.61	2.52	0.14	40.0 – 49.0	(1)

Note: No Ore loss or dilution has been included. All Resources are estimated as quantities at cement plant

(1)	Limestone is used for clinker production and cement production; 100% of the limestone received at the plant is used. Limestone represents 73.1% of the raw material for clinker production.

Table 16 Limestone Reserves at the end of the 2021 fiscal year

	Amount	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO
Proven mineral reserves	6.5	50.30	5.46	0.21	49.0
Probable mineral reserves	4.8	47.29	5.95	0.19	49.0
Total mineral reserves	11.3	49.03	5.67	0.20	49.0

Note:	All Reserves are estimated as quantities at cement plant

The calculation of the reserves estimate considered the expected price of cement, the complete forecast horizon contemplates a total of 27 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

The chapter on Regulatory Matters and Mining Regulations describes the royalties associated with the Tioyacu quarry’s payment.

Reconciliation of Resources and Reserves at the end of the fiscal year

Table 17 Resources for the two fiscal years expressed in millions of tons.

	Resources as at Dec. 31, 2021	Resources as at Dec. 31, 2020	Discrepancy
Inferred resources	19.2	19.2	-

*	No economic analysis was performed for the Inferred Mineral Resources.

Table 18 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2021	Reserves as at Dec. 31, 2020	Discrepancy
Proven reserves	6.5	6,6	The main difference in the reduction of reserves due to consumption in operation
Probable reserves	4.8	5.1	The main difference in the reduction of reserves due to consumption in operation

*	The prices assumed for the Mineral Reserves estimation in the economic model correspond can be found in the Cementos Selva S.A. Technical Report Summary (TRS) Tioyacu Quarry and Rioja Cement Plant 20-F set forth in Exhibit 96.3 to this annual report. All Reserves are estimated as quantities at cement plant. The average price is S/676.4 per ton of cement, average of the 27-year projection, at nominal values.

During 2021, Ore Reserves at the Tioyacu quarry have been reduced, due to the extraction of Ore Reserves as shown in the Tioyacu quarry/Rioja Cement Plant TRS report.

Further details are provided in Exhibit 96.3 of this annual report on Form 20-F.

Exploration

In 2021, Cementos Selva did not conduct any exploration activity at the Tioyacu quarry.

Activities in Acquired Properties

Not applicable.

Internal Control Disclosure (229.1305)

As part of its corporate policies and through its Vice-President of Operations, Cementos Pacasmayo has implemented the necessary controls and procedures for quality assurance (QA) and quality control (QC) of the company’s production activities and associated information for the estimation of mineral resources and reserves. Cementos Pacasmayo has also implemented and certified ISO 9001 in its operations since 2015.

The QA and QC measures are applied to Exploration, Quarry Production and Cement Plant Processing activities. For laboratory analysis of exploration samples used in mineral resource and reserve estimates, Cementos Pacasmayo uses a program of duplicate samples, standards and blanks to evaluate the reliability of the laboratory results its qualified persons rely on for resource and reserve estimates. Its qualified persons also verify the data prior to using the data in their work.

From the operational point of view, Cementos Pacasmayo applies the quality control actions in each of its operations, which follow the quality plan, specific procedures for each stage of the process such as exploration activities, limestone production, reception of raw materials in the cement plant, crushing of raw materials, coal grinding, cement grinding and raw materials or products in the Cement Plants such as clinker, additions and cement.

Quality control procedures include sample security such as chain of custody in order to have reliable information.

Cementos Pacasmayo has a chemical analysis laboratory in each of its cement plants where procedures based on international standards are used for the chemical and physical analysis of raw materials, clinker, and additions; which are mainly used in limestone production and cement production. Methodologies including the insertion of blanks, duplicates, and standards are applied as part of the Quality Plan.

Cementos Pacasmayo has a data management department whose goal is to verify the quality of the information and its incorporation into the geological database, so that it can be used in studies and interpretations, geological modeling, and estimation of mineral resources and reserves.

Data verification activities apply to exploration, limestone/seashell production and cement processing data. For exploration and limestone production information, Datashed software is used as a tool for data analysis.

At the cement plant, the quality plan considers the PDCA (Plan, Do, Check, Act) cycle, which allows the quality of information to be verified during cement production activities.

As part of the quality control activities, Cementos Pacasmayo periodically hires a technical auditing company to verify the CPSAA´s laboratory results obtained during the exploration activities, which are part of the geological database and consequently to be used in the estimation of Resources and Reserves.

Cementos Pacasmayo has implemented internal controls to ensure its mineral resource and reserves estimates are compliant with the disclosure requirements set forth in Regulation S-K, Item 1300, including ensuring that resource and reserve estimates are prepared by qualified persons who are members of the Peruvian Engineers Association, which is an organization that regulates the legal professional practice of engineers in Peru.

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

In August 2018, we joined the Global Cement and Concrete Association (GCCA) and became members of the GCCA and the GCCA announced the formation of a strategic partnership with WBCSD to facilitate sustainable development of the cement and concrete sectors and their value chains. As part of a new agreement, the work carried out by the CSI and the GNR database was transfer from WBCSD to the GCCA on 1 January 2019.

In 2019, we became members of Innovandi Global Cement and Concrete Research Network which is GCCA´s Innovation arm, which runs key programs to develop innovations to help the industry decarbonize and produce carbon neutral concrete by 2050.

In 2020, member companies of the Global Cement and Concrete Association came together as leaders in the sector to commit to producing carbon neutral concrete by 2050, in line with global climate targets – accelerating the Co2 recutions that we have already achieved.

In 2021, we were included for the third consecutive year as part of the Dow Jones MILA Sustainability Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In February 2022, we were selected to be part of The Sustainability Yearbook for the second consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. 2021 was the first year that Peruvian companies were included as part of the Yearbook, and we are the only cement company that has been part of the Yearbook for two consecutive years. With around 7,000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

In 2021, we participated in the Carbon Disclosure Project (CDP) for the first time, and we are committed to participate every year.

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

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2021, this program benefited over 1,743 stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs, teachers, journalists, among others. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us, in coordination with local governments and social institutions, and in 2021 benefited 306 stakeholders.

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

Cybersecurity

Our focus on Information Technology (IT) is to generate a collaborative digital ecosystem, where the different actors of the company: areas, processes and people develop their activities leveraged on information, communication and automation technologies in a reliable, conscious and safe ways. Therefore, they can contribute to their own development, digital development, innovation and digital transformation and the fulfillment of our strategic objectives as a company.

Management is governed by ISO 27001, and the following 3 policies:

●	Policy on information security – protects IT assets

●	Logical Access Policy – regulates controlled access to information

●	Help Desk Management Policy - standardizes service request management

Regarding cybersecurity, governance is led by IT management, through the Infrastructure and Information Security area, and the person responsible for supervising compliance with the strategy is the Chief Information Officer (CIO). Our management strategy focuses on four fundamental pillars:

●	Awareness

●	Risk management

●	The regulatory framework provided by the associated internal processes and policies

●	Resilience mechanisms for the protection of our information

Likewise, our management is complemented by an information security committee made up of the areas that are closely related to issues related to cybersecurity: Supply chain and risk management, human resources management, audit and internal control management, operations management and finance management.

Emerging risks

Emerging risks are those that have an impact in the long-term. The risks considered here include all recently identified risks that could have a long-term impact on the company’s business or industry, although in some cases they may have already begun to impact the company’s business.

Risk Description	Potential Impact	Mitigation Actions	Evidence of mitigation actions

Economic Risk: Cost increments due to extremely high energy prices influenced by geopolitical tensions in the European region (Import cost, inflation, exchange rate, etc)	Medium to high: Margin reduction due to increases in production costs. Decrease in national consumption levels.	International situation constant monitoring Increase of raw material stock levels Implementation of production cost optimization strategies Anticipated currency and cash flow matching	Development of key raw material security stock review and expansion Evaluation of additional transportation routes Coal usage optimization plan Increase of foreign currency holding levels

Economic Risk: Revenue losses and cost increments due to political instability in Peru which translates in social unrest with direct consequences on the company’s operations

Medium to high:

Impact on revenue and margins due to protests, manifestations, riots and/or looting that might lead to important interruptions in the delivery of our finished products, the transportation of critical raw material and the disruption of consumption in the overall market.

Constant monitoring

Increase of raw material stock levels

Implementation of production cost optimization strategies

Evaluation of available transportation companies

Crisis Communication Management Manual

Development of key raw material security stock review and expansion Evaluation of alternative routes of transportation Expansion of selected suppliers for transportation activities

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 64 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2021, our cement sales volume were approximately 3.6 million metric tons, representing an estimated 26.8% share of Peru’s total cement sales that year. That same year, we also sold approximately 66 thousand metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/seashells and other raw materials located near our facilities. We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that added 240,000 metric tons of installed annual cement production capacity. In 2015, we completed construction of our cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015, and clinker production started in January 2016. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently, as it reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale. In 2021, due to the exponential growth in cement sales, we decided to invest approximately US$70 million to optimize our current capacity at our Pacasmayo plant, in order to produce approximately 600,000 additional metric tons of clinker per year. Since mid-2020 we have needed to import clinker in order to satisfy current demand levels, which has had a negative effect on our margins. With this optimization -when completed, during the second half of 2023- we should be able to stop importing clinker, if demand remains around current levels, as we estimate.

Factors Affecting our Results of Operations

Revenue Drivers

In 2021, approximately 88.6% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11.4% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

Based on our estimates, sales to the auto-construcción segment accounted for approximately 70.3% of our total cement sales in 2021, 70.6% in 2020 and 60.3% in 2019; private construction projects, both large and small, accounted for approximately 14.7% of our total cement sales in 2021, 13.6% in 2020, and 19.9% in 2019; and public construction projects accounted for the remaining 15.0% in of our total cement sales in 2021, 15.8% in 2020, and 19.8% in 2019. During 2020 we saw an increase in auto-construcción compared to other segments, mainly due to its resilience in times of crisis. As the Peruvian economy starts to recover from the impact of the COVID-19 pandemic and continues to become less informal, private construction projects and infrastructure are expected to become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown by 19.3% in 2021, contracted by 8.0% in 2020, and grown 3.2% in 2019. Our cement volumes, which represented most of the cement sales in the northern region of Peru, grew by 40.4% in 2021, contracted by 1.3% in 2020, and grew 10.6% in 2019, in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2020, there was a significant reduction in activity relating to these projects, due primarily to the economic impact of the COVID-19 pandemic, but we saw a recovery in part of it during 2021.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 11.6% of our costs of production in 2021, 12.6% in 2020 and 13.7% in 2019. In 2011, we exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal sourced by third-party producers.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2026. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2022. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 13.7% of our cost of production in 2021, 14.6% in 2020 and 14.4% in 2019. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties, excluding imported clinker, accounted for approximately 4.3% of our cost of production in 2021, 4.3% in 2020, and 4.6% in 2019.

Due to the sudden and sharp increase in demand since the second half of 2020, we have had to use imported clinker in order to satisfy demand. The cost of imported clinker as a percentage of our cement production costs was approximately 21.5%, compared to 10.1% in 2020 and 2.2% in 2019.

Personnel expenses represented 15.0% of our total costs and expenses in 2021, 17.1% in 2020 and 18.9% in 2019.

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

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2021, see note 2.3.19 and 4 to our annual audited consolidated financial statements included in this annual report.

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

As of December 31, 2021 and 2020, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000. We have assessed the recoverable amount of our goodwill and has determined that there are no indicators of an impairment loss of this asset as of December 31, 2021 and 2020.

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

Results of Operations

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

	Year ended December 31,
(amounts in millions of S/)	2021	2020	Variation %
Sales of goods	1,937.8	1,296.3	49.5%
Cost of sales	(1,378.3)	(921.0)	49.7%
Gross profit	559.5	375.3	49.1%
Operating income (expenses):
Administrative expenses	(196.1)	(163.4)	20.0%
Selling and distribution expenses	(51.5)	(40.1)	28.5%
Other operating income net	6.4	4.3	49.0%
Total operating expenses, net	(241.2)	(199.2)	21.1%
Operating profit	318.3	176.1	80.7%
Other income (expenses):
Finance income	2.9	3.0	(3.6)%
Finance costs	(89.0)	(88.7)	0.3%
Net gain (loss) of derivative financial instruments at fair value through profit or loss	0.6	5.3	(88.9)%
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	(1.6)	-	N/R
Loss from exchange difference, net	(7.1)	(9.8)	(27.6)%
Total other expenses, net	(94.1)	(90.2)	4.3%
Profit before income tax	224.1	85.9	160.9%
Income tax expense	(70.9)	(28.0)	153.4%
Profit for the year	153.2	57.9	164.1%

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2021 and 2020:

	Year ended December 31,
	2021	%	2020	%
Cement, concrete, mortar and precast	1,784.5	92.1	1,185.2	91.4
Quicklime	39.1	2.0	32.5	2.5
Construction supplies	113.9	5.9	78.2	6.0
Other	0.3	0.0	0.4	0.1
Total sales of goods	1,937.8	100.0	1,296.3	100.0

Our total sales of goods increased by 49.5%, or S/641.5 million, to S/1,937.8 million in 2021 from S/1,296.3 million in 2020. This increase was primarily due to the following factors:

●	a 50.6%, or S/599.3 million, increase in 2021 in sales of cement, concrete and precast mainly due to increased sales of these products, mainly bagged cement, both for self-construction and some for public projects. During 2021, the reconstruction of the North after El Niño in 2017 finally began after the government to government agreement was signed with the government of the United Kingdom for the execution of part of the reconstruction projects;

●	a 20.3%, or S/6.6 million, increase in the sales of quicklime, mainly due to a decrease in 2020 during the lockdown, as well as the fact that we obtained some larger contracts during the second half of the year; and.

●	a 45.7%, or S/35.7 million, increase in the sale of construction supplies, mainly due to higher activity in the self-construction segment as families increased spending on home improvement projects.

The following table sets forth the composition of our sales of cement, concrete mortar and precast for 2021 and 2020:

	Year ended December 31,
	2021	2020	Variation
	(in millions of S/)%
Cement	1,534.9	1,023.9	49.9%
Concrete, pavement and mortar	213.5	126.1	69.3%
Precast	36.1	35.2	2.6%
Total	1,784.5	1,185.2	51.0%

Our total sales of cement, concrete and precast increased by 50.6%, or S/599.3 million, to S/1,784.5 million in 2021 from S/1,185.2 million in 2020. This increase was primarily due to the following factors:

●	cement sales revenue increased 49.9%, or S/511.0 million, in 2021 due to higher volume of cement sold (39.0%), as bagged cement sales recovered rapidly after the lockdown period, and an increase in average price (10.9%) due to both price increase and a more favorable sales mix, as we started selling more of our higher-priced cements;

●	concrete, mortar and pavement sales revenue increased 69.3%, or S/87.4 million, in 2021 due to an increase in volume (62.9%), as concrete and mortar sales reached record level volumes this year, as well as an increase in the average price of concrete (6.4%); and

●	sales of precast increased by 2.6%, or S/0.9 million, in 2021 mainly due to an increase in volume (20.7%) offset by a decrease in the average price of precast products (18.1%), mainly due to sales mix as we sold higher margin products during 2020.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2021 and 2020:

	Year ended December 31,
	2021		2020
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar and precast	(1,233.7)	89.5	(817.7)	88.8
Quicklime	(33.5)	2.4	(27.5)	3.0
Construction supplies	(110.4)	8.0	(75.2)	8.2
Other	(0.7)	0.1	(0.6)	-
Total	(1,378.3)	100.0	(921.0)	100.0

Our total cost of sales increased by 49.7%, or S/457.3 million, to S/1,378.3 million for 2021, from S/921 million for 2020, primarily due to the following factors:

●	a 50.9%, or S/416.0 million, increase in the cost of sales of cement, concrete and precast in 2021, in line with increased sales, as well as the use of imported clinker due to the sudden and sharp increase in cement sales volume;

●	a 21.8%, or S/6.0 million, increase in the cost of sales of quicklime, in line with increased sales; and

●	a 46.8% or S/35.2 million, increase in the cost of sales of construction supplies, mainly due to an increase in sales volume.

The following table sets forth the composition of our cost of sales of cement, concrete, mortar and precast for 2021 and 2020:

	Year ended December 31,
	2021	2020	Variation
	(in millions of S/)%
Cement	(1,000.9)	(662.3)	51.1%
Concrete, pavement and mortar	(196.9)	(124.7)	57.9%
Precast	(35.9)	(30.7)	16.9%
Total	(1,233.7)	(817.7)	50.9%

Our cost of sales represented 71.1% of our sales revenue in 2021, compared to 71.0% in 2020. Our total cost of sales of cement, concrete and precast increased by 50.9%, or S/416.0 million, in 2021, primarily due to the following factors:

●	cost of sales of cement increased by 51.1%, or S/338.6 million, mainly due to an increase in sales volume sold (39%) as well as an increase in production costs (12.1%) mainly due to the use of imported clinker;

●	an increase in the cost of sales of concrete, pavement and mortar of 57.9%, or S/72.2 million due to an increase in sales volume sold (62.9%), offset by a decrease in production costs (5.0%), as there was a higher dilution of fixed costs; and

●	a 16.9% increase in the cost of sales of precast, mainly due to increased sales volume (20.7%) offset by a decrease in production cost (4.0%) mainly due to sales mix, since we sold lower margin products during the first months of the year.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for 2021 and 2020:

	Year ended December 31,
	2021		2020
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar and precast	550.8	30.9	367.5	31.0
Quicklime	5.6	14.3	5.0	15.4
Construction supplies	3.5	3.1	3.0	3.8
Other	(0.4)	N/R	(0.2)	—
Total gross profit	559.5	28.9	375.3	29.0

Total gross profit increased by 49.1%, or S/184.2 million, to S/559.5 million in 2021, from S/375.3 million in 2020, mainly because of increased sales, despite the use of imported clinker to satisfy the additional demand. Our gross profit margin (i.e., gross profit as a percentage of net sales) for 2021 was 28.9% compared to 29.0% for 2020.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete, mortar and precast segment for 2021 and 2020:

	Year ended December 31,
	2021		2020		Gross profit
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	margin variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	534.0	34.8	361.6	35.3	(0.5)
Concrete, pavement and mortar	16.6	7.8	1.4	1.1	6.7
Precast	0.2	0.6	4.5	12.8	(12.2)
Total gross profit	550.8	30.9	367.5	31.0	(0.1)

Gross profit margin for cement, concrete and precast decreased slightly by 0.1 percentage points in 2021 compared to 2020. This was due mainly to a decrease in cement margin (0.5 percentage points) due to higher cost of using imported clinker, offset by an increase in concrete margin (6.7 percentage points) mainly due to higher dilution of fixed costs because of higher sales, and a decrease in precast margin (12.2 percentage points).

Operating Income (Expense)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2021, our operating expenses increased by S/42 million to S/241.2 million from S/199.2 million in 2020, mainly due increased sales.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2021 and 2020:

	Year ended December 31,
(in millions of S/)	2021	2020
Personnel expenses	96.9	76.3
Third-party services	59.9	48.7
Board of directors compensation	6.4	6.0
Depreciation and amortization	16.6	16.6
Taxes	5.6	5.3
Others	10.7	10.5
Total	196.1	163.4

Our administrative expenses increased by 20.0%, or S/32.7 million, to S/196.1 million in 2021 from S/163.4 million in 2020. Personnel expenses increased by S/20.6 million mainly due to increased workers profit sharing, in line with increased income tax base and increases in the exchange rate. Third-party services increased S/11.2 million, mainly COVID-19 related expenses to comply with protocols to ensure the safety of our workers, software and licenses, training and workers’ compensation. It is also important to note that, administrative expenses during a period of 2020 were low due to budget restrictions after the halt in production and commercialization.

Administrative expenses related to the cement, concrete, mortar and precast segment accounted for approximately 97.5% of total administrative expenses for 2021 compared to approximately 96.4% for 2020. Administrative expenses related to the construction supplies, quicklime and other segments accounted for approximately 1.4%, 0.6% and 0.5%, respectively, of total administrative expenses for 2021 compared to approximately 1.8%, 0.9% and 0.9% respectively, for 2020.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2021 and 2020:

	Year ended December 31,
(in millions of S/)	2021	2020
Personnel expenses	33.9	26.3
Advertising and promotion expenses	5.6	3.3
Other	12.0	10.5
Total	51.5	40.1

Our total selling and distribution expenses increased by 28.4%, or S/11.4 million, to S/ 51.5 million in 2021 from S/40.1 million in 2020, primarily due to an increase in variable salaries, in line with increased sales.

Selling and distribution expenses related to the cement, concrete, mortar and precast segment represented approximately 97.5% of total selling and distribution expenses for 2021, compared to 96.4% for 2020. Selling and distribution expenses related to construction supplies, quicklime, the and other segments represented approximately 1.4%, 0.6% and 0.5%, respectively, of total selling and distribution expenses for 2020, compared to 1.8%, and 0.9%, respectively, for 2020.

Other Operating Income, Net

Our other operating income, net increased S/2.1 million, to S/6.4 million in 2021 from S/4.3 million in 2020, mainly due to mainly due to rental of raw material unloading equipment and income from the refund of selective consumption tax.

Other Expenses, Net

Our other expenses, net increased by S/4.0 million, to S/94.2 million in 2021 from S/90.2 million in 2020.

Income Tax Expense

Our income tax expense increased by 153.3%, or S/42.9 million, to S/70.9 million for 2021 from S/28.0 million for 2020, mainly due to an increase in profit before income tax, as it was unusually low during 2020, due to the effects of the COVID-19 pandemic. Our effective tax rate for 2021 was 31.7% , 32.6% in 2020, and 32.1% for 2019.

Profit for the period

As a result of the foregoing, our profit for 2021 increased by 164.6%, or S/95.3 million, from S/57.9 million for 2020 to S/153.2 million for 2021, mainly due higher operating profit, as sales recovered strongly from the effects of the COVID-19 pandemic in 2020, reaching record levels.

For a comparison of our results of operations for the year ended December 31, 2020 to the year ended December 31, 2019, please see our annual report on Form 20-F 2020 for the year ended December 31, 2020.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
(in millions of S/)	2021	2020	2019
Net cash flows from operating activities	170.6	331.4	205.1
Net cash flows used in investing activities	(91.8)	(48.4)	(79.6)
Net cash flows used in financing activities	(130.1)	(43.8)	(106.8)
Increase (decrease) in cash	(51.3)	239.2	18.7

Cash Flows from Operating Activities

Net cash flow from operating activities decreased by 48.5% or S/160.8 million, to S/170.6 million in 2021 from S/331.4 million in 2020, mainly due to inventory purchases, decreased accounts receivables and higher tax payments as our results of operations increased.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/91.8 million for 2021, and were primarily related to maintenance capex for our cement plants.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/130.1 million for 2021, and were primarily due to dividends paid to our shareholders. During 2021, an extraordinary dividend was given, explaining the increase compared to 2020 and 2019

Indebtedness

As of December 30, 2021, the Company’s total outstanding debt reached S/1,545.4 million (equivalent to US$386.5 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two series of local bonds issued in January 2019 and short-term loans.

As of December 31, 2021, the Company maintains cross currency swap hedging agreements for US$132 million in order to mitigate foreign exchange risks related to U.S.dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/1,435.3 million (equivalent to US$359 million).

(amounts in millions of S/)	As of December 31, 2021	Interest rate	Maturity Date

Short-term promissory notes	79.5	2.62%	January 10, 2022
Short-term promissory notes	79.5	2.62%	January 10, 2022
Mid-term promissory notes	72.0	1.8%	July 8, 2022
Mid-term promissory notes	110.0	1.55%	December 23, 2022
Mid-term promissory notes	110.0	1.55%	December 22, 2022
Senior Notes due 2023	525.4	4.5%	February 8, 2023
Senior Notes due 2029	259.5	6.69%	February 1, 2029
Senior Notes due 2034	309.4	6.84%	February 1, 2034

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

Local Bonds. On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program for up to S/1,000 million. On January 31, 2019, we issued two series of local bonds for a total of S/570 million. One in the aggregate principal amount of S/260 million bearing interest a rate of 6.68750% for a term of 10 years, and another in the aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% for a term of 15 years. The rates and terms obtained benefit our financial costs structure, with lower cost of capital, an extended maturity and less exposure to currency fluctuations.

Medium-term Corporate Loan under “Club Deal” modality. On August 6, 2021, we entered into a S/860,000,000 medium-term corporate loan in a “Club Deal” format with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. Amounts borrowed under this loan bear interest at a rate of 5.82%. The loan will allow for the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them. The first disbursement amounted to S/159,000,000, was made on January 2022 and was used to pay the short-term loans described under “—Short-term Loans.” The loan conditions include a grace / availability period of 18 months from August 6, 2021 and a payment term of seven years from the last disbursement, which is expected to be in February 2023. Commencing in February 2023, the loan will be paid in 22 equal quarterly installments.

Under this loan, the Company must comply with the following financial covenants:

a.	mainatain a debt ratio (Financial Debt / EBITDA) of no more than 3.50 to 1;

b.	maintain a debt service coverage ratio (FCSD / SD) of at least 1.15 to 1; and

c.	maintain a debt service coverage ratio (EBITDA / SD) equal to 1.50 to 1.

In addition, the Company is required to comply with certain customary restrictive and affirmative covenants.

Derivative Financial Instruments. As of December 31, 2021, we maintain cross currency swap hedging agreement in aggregate principal amount of US$132 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt.

Short-term loans. As of December 31, 2021, two loans, each in the amount of S/79,500,000, in U.S. dollars and soles with Banco de Crédito del Perú S.A.were obtained for working capital, have current and medium-term maturity and accrue interest at effective annual rates of 2.20 and 2.62 percent, respectively.

During 2021, the net loss originated by the exchange difference was approximately S/7,086,000 and, during 2020, the net loss from exchange difference amounted to S/9,831,000. All these results are presented in the caption “Gain (loss) from exchange difference, net” of the consolidated statement of income.

Capital Expenditures

See “Item 4—Information on the Company—A. History and Development of the Company—Capital Expenditures.”

B. Research and Development, Patents and Licenses, Etc.

Since 2016, Pacasmayo embarked on the path of innovation and digital transformation, a journey that has allowed us to explore new ways of doing things, interact with environments with a lot of uncertainty, as well as propose a cultural change. After all this time and with much experience gained, we were ready to rethink a new strategy, seeking to accelerate and extend the adoption of innovation and digital transformation initiatives in all areas of the company, making it necessary to decentralize their execution.

Pacasmayo has become a company that provides construction solutions not only derived from cement, but that satisfy the needs of any actor in the construction sector. That is why today Pacasmayo complements its product research capacity with research focused on people. In other words, knowing who the hardware sellers, self-builders, construction foremen, transporters or construction residents really are, allows us to find new opportunities for Pacasmayo.

C. Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2021.

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	2017	2018	2019	2020	2021	% share
Pacasmayo Group	2,267	2,364	2,615	2,576	3,625	26.6
Imports	76	32	13	38	62	0.5
Total	2,343	2,396	2,628	2,614	3,687	27.1

Central Region (thousands of metric tons)

Plant	2017	2018	2019	2020	2021	% share
UNACEM	4,993	5,058	5,316	4,172	5,838	42.8
Caliza Inca	387	448	513	382	492	3.6
Imports	496	885	663	493	511	3.8
Total	5,876	6,391	6,492	5,047	6,841	50.2

Southern Region (thousands of metric tons)

Plant	2017	2018	2019	2020	2021	% share
Grupo Yura	2,618	2,597	2,584	2,019	2,904	21.3
Imports	42	65	98	189	194	1.4
Total	2,660	2,662	2,682	2,208	3,098	22.7
Total Regions	10,879	11,449	11,802	9,869	13,626	100.0%

Sources: ASOCEM, INEI, ADUANET (SUNAT).

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.9 million homes nationwide. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, resulted in the creation of higher paying jobs, which ultimately resulted in the expansion of the housing market. However, the COVID-19 pandemic had a significant effect on Peru’s poverty levels, which increased 9.9 percentage points in 2020 when compared to 2019.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and 2 other plants:

●	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region;

●	UNACEM, which principally serves the central region;

●	Cementos Yura and Cementos Sur, which primarily serve the southern region; and

●	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the central region as well as other regions throughout the country.

●	Mixercon, located in the city of Lima, mainly serves this city, and to a lesser extent some provinces of the country.

Additionally, there are cement importers that mainly supply the cities of Lima and, to a lesser extent, other provinces of the country.

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

D. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. See note 3 to our annual audited consolidated financial statements included in this annual report.

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

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of seven directors. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

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

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 9.96 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has been a Dependent Director since April 1991 and is currently Chairman of the Board. He is a Mechanical Engineer from Tufts University, Boston, United States. Mr. Hochschild is also Chairman of Hochschild Mining plc, Inversiones ASPI S.A. and the Board of Directors of UTEC and TECSUP and Director of the Foreign Trade Society of Peru (COMEX Peru) and expert advisor to the Economic Council of the Episcopal Conference.

José Raimundo Morales Dasso. Mr. Morales has been a Director since March 2008. He has a degree in Economics and Administration from the Universidad del Pacífico, and a Master’s in Business Administration from the Wharton Graduate School of Finance of the University of Pennsylvania, United States. Between 1970 and 1980, he held various positions at Bank of America and Wells Fargo Bank. He joined Banco de Crédito del Perú S.A. in 1980 and held senior management positions. He was General Manager of BCP from October 1990 to April 2008. He currently holds the position of Vice Chairman of the Board of Directors of Credicorp LTD., Banco de Crédito del Perú S.A. and Pacífico Cía. Insurance and Reinsurance. He is also a member of the Board of Directors of Atlantic Securty Bank, Alicorp S.A.A., Pesquera Centinela S.A., Grupo Romero, Cementos Pacasmayo S.A.A., Fosfatos del Pacífico S.A., Cerámica Lima S.A., Corporación Cerámica S.A. and Inversiones y Propiedades S.A., as well as a member of the Board of Directors of the Peruvian Institute of Economy.

Ana María Botella Serrano. Mrs. Botella has been Director since July 9, 2020. Previously, she was Alternate Director from September 1, 2019 to July 9, 2020. She has a Law degree from the Complutense University of Madrid and belongs by opposition to the Superior Body of Civil Administrators of the Spanish State. As a civil servant, she has worked in the Ministry of the Interior, the Civil Government of La Rioja, the Ministry of Public Works, the Valladolid Treasury Delegation and the Ministry of the Treasury. In 2003 she was elected Councilor of the Madrid City Council, she has been Second Deputy Mayor and has held the Government Delegations for Employment and Social Services and Environment and Mobility. In December 2011, she was sworn in as Mayor of the Madrid City Council, a position she held until June 2015. She is currently the Executive President of the Integra Foundation and Director of Programs at the Atlantic Government Institute. Independent Director

Juan Francisco Correa Sabogal. Mr. Correa has been a director since February 2018. He has a bachelor’s degree in Business Administration from the Universidad de Lima and an MBA from The Wharton Business School, University of Pennsylvania. Previously, he served as Managing Director with Lazard Freres LLC in its offices in the Middle East of the United States until July 2017, following a career of more than 11 years with this firm. Mr. Correa was one of the founding members of the firm and was responsible for establishing the business and developing a client base in the Middle Eastern United States from a variety of industries. Prior to that, Mr. Correa was a Director at Lazard’s Power, Energy & Infrastructure group in New York, covering a variety of sub-sectors. Mr. Correa also assumed responsibilities connected to Lazard’s efforts in Latin America and was a member of the Board of Directors of MBA Lazard (Lazard’s former joint venture for Spanish-speaking Latin America). Prior to joining Lazard, Mr. Correa worked at RWE/Thames Water, Merrill Lynch and Banco de Crédito del Perú S.A. In addition, Mr. Correa has been a consultant to a large number of international and American companies on issues that are not in the public domain related to strategies for mergers, acquisitions and corporate finance. Mr. Correa has a second degree of affinity with Eduardo Hochschild.

Venkat Krishnamurthy. Mr. Krishnamurthy serves as Director since July 9, 2020. He holds a Bachelor of Science from the Indian Institute of Technology in Kanpur, where he received the Presidential Gold Medal and a PhD in Computer Science from Stanford University. He is a serial entrepreneur, who has created disruptive business and technology breakthroughs in Computer Graphics, Enterprise Software, Social Networks, Internet Marketing, IOT, CAD, Laser Scanning, Manufacturing, Metrology, Orthodontics, EAS/Security and Supply Chain. He is currently co-founder at Alignable, North America’s largest network for small and medium businesses and at Gita Krishnamurthy Vidyalaya a free school for under-privileged children in South India, as well as board member at privately held internet travel business Grand Circle Corporation. He is an Academy Award winner for Technical Achievement (2001) for pioneering inventions in the area of animation-ready higher order (polynomial) surface reconstruction from 3-D scanners. Previously, he co-founded Invisalign, Paraform/Metris, now Nikon Metrology, CTO at OATSystems, now Checkpoint’s RFID/IOT division and Instructor at MIT Professional Education on Radical Innovation. Independent Director

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined the Company as Corporate Development Manager in June 2007, has been a Director since March 2008 and CEO since April 2011. He is an economist graduated from Universidad del Pacífico and has an MBA from Georgetown University. He is also CEO of ASPI, Fosfatos del Pacífico and FOSSAL. Additionally, he is a director of Ferreycorp and has been Chairman of the Board of Trustees of the Universidad del Pacifico, and Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal was also Business, Administration and Finance Manager of Instituto Libertad y Democracia and General Manager of Socosani S.A. Distinguished among the top three CEOs in the construction industry in Latin America by Institutional Investor magazine for all years from 2014 to 2021.

Marco Antonio Zaldívar. Mr. Zaldívar has been a Director since March 2017. Certified Public Accountant, graduated from the Universidad de Lima and the Management Development Program of the PAD of the Universidad de Piura. He has an MBA from the Adolfo Ibáñez School of Management (USA). He has been Chairman of the Board of Directors of the Lima Stock Exchange. Previously, at Ernst & Young, he was Partner of Risk Management and Regulatory Matters, Senior Partner of the firm’s Audit and Business Advisory Division. Also, he has been Vice Dean of the College of Public Accountants of Lima, President of the Board of Directors and President of the Good Corporate Governance Committee of Procapitales. He is currently an Independent Director of Edpyme Santander Consumption and Compañía de Minas Buenaventura, among other positions, with extensive experience in Corporate Governance issues. Independent Director

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	Legal Vice – President	1966	2008
Carlos Julio Pomarino Pezzia	Vice – President of the Cement Business	1962	2009
Diego Arispe Silva	Central Manager of Human Management and Corporate Social Responsibility	1981	2021
Aldo Bertoli Estrella	Central Manager of Commercialization	1969	2016
Ibrahim Chahuan Riveros	Central Manager of Construction Solutions	1988	2021
Ely Hayashi Hirahoka	Central Manager of Finance	1982	2021
Tito Alberto Inope Mantero	Central Manager of Industrial Operations	1972	2015
Diego Reyes Pazos	Central Manager of Supply Chain	1977	2013
Hugo Villanueva Castillo	Central Manager of Operations	1962	2012

The following sets forth selected biographical information for each of our executive officers:

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been the General Counsel and Legal Vice President of the Company since 2008. Previously, he was Legal Vice President of Hochschild Mining plc. He is a lawyer graduated from the Universidad de Lima (Peru) and a Master of Business Administration from the Universidad del Pacífico (Peru). Among other studies, he participated in the Management Program for Lawyers and in the Corporate Governance and Performance Program of the Yale School of Management (United States), in the Strategic Negotiations Program of Harvard Business School (United States) and in the Prince of Wales,Business & Sustainability Program of the University of Cambridge Institute for Sustainability Leadership (United Kingdom). Currently, Mr. Durand is a member of the Board of Directors of Inversiones ASPI S.A. and is a member of the Board of Directors of Fosfatos del Pacifico, UTEC and TECSUP.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros was Alternate Director from March 2008 to July 9, 2020, and Vice President of Administration and Finance since January 2008. He is a member of the Board of Directors of Fosfatos del Pacífico S.A. and FOSSAL S.A.A. Mr. Ferreyros has a Bachelor degree in Business Administrator from the Universidad de Lima, a multinational MBA from the Adolfo Ibáñez School of Management, Miami and an MBA from the New York College of Insurance. Mr. Ferreyros has participated in the Senior Management Program of the Central American Institute of Business Administration (INCAE) and in the CEO’s Management Program at the Kellogg School of Management, among others. Before joining the Company, Mr. Ferreyros was CEO at La Positiva Seguros y Reaseguros. Distinguished among the three best CFOs in the construction industry in Latin America by Institutional Investor magazine between 2014 and 2021.

Carlos Julio Pomarino Pezzia. Mr. Pomarino has been Vice President of the Cement and Construction Solutions Business since July 2017. He has a Bachelor’s degree in Economic Engineering from the Universidad Nacional De Ingenieria and an MBA from the Adolfo Ibáñez Business School and ESAN. In addition, he has participated in the Senior Management Program (PAD) of the Universidad de Piura and completed the Certification of independent Board members at Centrum Católica. He was Vice President of the Cement Business from 2012 to 2017, Deputy General Manager from 2009 to 2012, Commercial Manager of the Company from 2002 to 2009 and General Manager of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Before joining the Company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Head of Finance at the Fabrica de Tejidos San Jacinto S.A.

Diego Arispe Silva. Mr. Arispe has been the Central Manager of Human Management since June 2019 and of Corporate Social Responsibility since January 2022. He is a lawyer graduated from the Pontificia Universidad Católica del Perú and has an MBA from Columbia Business School (United States). He has worked in the company for more than 10 years, having held various positions in the areas of Human Management, Social Responsibility, and Legal, and was part of the team in charge of the implementation of our cement plant in Piura, as Project Controller.

Aldo Bertoli Estrella. Mr. Bertoli has been the Central Manager of Commercialization since May 2016. He has a university degree in Business Administration from the Universidad del Pacífico and a Master’s degree in Business Administration from the Universidad de Piura. Before joining our company, Mr. Bertoli worked for five years as Peru-Ecuador-Bolivia Sales Manager at Pepsico Inc. Previously, he spent 12 years at Procter & Gamble in various commercial positions, including 4 years in Bolivia as Country Manager.

Ibrahim Chahuan Riveros. Mr. Chahuan has been the Central Manager of Construction Solutions since January 2022. He has a Bachelor of Business Administration from Universidad del Pacífico and is currently pursuing an Executive MBA at Northwestern University - Kellogg School of Management. Mr. Chahuan has 10 years of experience with the company, having held various positions primarily in the marketing area. He participated in key corporate finance projects for the development of the company, such as the issuance of bonds for USD 300 MM and for nearly 7 years he has been in charge of promoting and developing the company’s construction solutions.

Ely Hayashi Hirahoka. Ms. Hayashi has been the Central Manager of Finance, since January 2022. She has a Bachelor of Business Administration from Universidad del Pacífico and an MBA from IE Business School in Madrid Spain. Ms. Hayashi joined the company in 2006 and has held various positions in operational and financial areas throughout her more than 15 years with the Company.

Tito Alberto Inope Mantero. Mr. Inope has been the Central Manager of Industrial Operations since January 2022. He is an Economist from the Universidad de Lima and has a Master of Business Administration (MBA) from the Universidad Peruana de Ciencias Aplicadas (UPC) as well as the senior management program (PAD). Mr. Inope joined the company in 1996 and has held various management positions throughout his more than 25 years with the Company.

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

B. Compensation

As of December 31, 2021, the total short-term compensations amounted to S/22,678,000 (2020: S/21,859,000 and 2019: S/23,692,000) and the total long-term compensations amounted to S/9,763,000 (2020: S/5,759,000 and 2019: S/6,523,000), and there were no post-employment or contract termination benefits or share-payments.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2021 director compensation was approved at our annual shareholders’ meeting.

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

Our long-term bonus incentive program features the following key components:

●	available to senior executives who have been employed by our company at this level for at least four years;

●	at the end of each year, the cash bonus will be accrued in a “personal virtual account” for the benefit of the relevant executive;

●	at the beginning of the sixth year the relevant executive will receive the amount accrued during the first four years;

●	additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation or beginning of the plan; and

●	if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

●	must be no older than 58 years at the time his or her participation in the incentive program begins;

●	must have at least four years as senior executives with either our company, or our subsidiaries or affiliates;

●	is a professional who is deemed to have characteristics that are attractive to the market; and

●	the executive’s departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

C.	Board Practices

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

Corporate Governance Committee

Our corporate governance committee is composed of three directors. The current members are Mr. Eduardo Hochschild Beeck Correa (chair), Mr. Juan Francisco Correa and Mr. Humberto Nadal del Carpio. The corporate governance committee is responsible for assisting the board on its oversight of director nomination and committee assignments, as well as the board and CEO successions. Similarly, it is responsible for assisting in the implementation of the committee and board self-assessment surveys and the review of governance principles.

D. Employees

As of December 31, 2021, we had a total of 1,683 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2021	2020	2019
Management	39	40	36
Administrative personnel	1,325	1,299	1,364
Plant workers	319	328	321
Total(1)	1,683	1,667	1,721

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2021, approximately 19.7% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L , Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In March 2019, three-year Union Agreements were signed with our largest union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2021, approximately 10.9% of our employees were enrolled with the national public pension fund and 88.4% with a private social pension plan.

2020-2021 was one of the most challenging periods in Pacasmayo’s history. The global COVID-19 pandemic has created unprecedented impacts in Peru, and on the national economy, namely a collapsed healthcare system, more than 37,000 dead, strict confinement measures that paralyzed the country’s main economic activities and which caused a contraction in GDP of 11.1% in 2020, as well as the loss of millions of jobs. The economy bounced back in 2021, reaching a 13.2% GDP growth rate.

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

In Pacasmayo we are in a process of constant cultural transformation. Our goal is the internalization of our purpose, which is to build together the future we dream of. Therefore, our goal is to accompany the business, towards a customer-oriented culture that offers solutions. Always having as a guide the purpose and our cultural principles to adapt and respond to the different needs that the market demands of us.

We also seek to build high levels of engagement with our workers. Our strategy works with leaders to build strong relationships with their teams, supporting individual needs and focusing on helping them grow. This allows us to have committed teams that share the same goals and values, co-create the success of the company and at the same time focus on growing and improving their personal well-being.

The strategy has two major measurements that take place in July and November of the year and has two important supports:

●	Periodic measurements that help us to know the feelings and thoughts of our collaborators on some specific dimension and/or situation.

●	Engagement promoters: our culture and transformation allies are the connection between the teams and the Human Resources area.

Regarding the results of our engagement surveys, for the second consecutive year, we have had 100% participation, which also shows an adaptation to digital change, and we managed to exceed our goal of 81%:

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E. Share Ownership

As of March 31, 2022, persons who are currently members of our board of directors and our executive officers held as a group 1,451.4 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2022. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 common shares.

Mr. Manuel Ferreyros, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 31, 2022, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2022, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2022.

	As of March 31, 2022
	Common shares		Investment shares		Total
Shareholder	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage
ASPI (1)	211,985.5	50.0%	—	—	211,985.5	45.7%
CPSAA (treasury shares)	—	—	36,040.4	89.5%	36,040.4	7.8%
IN—Fondo 3 (AFP Integra)	25,217.1	6.0%	—	—	19,434.2	4.2%
RI—Fondo 2 (AFP Prima)	23,940.5	5.7%	—	—	22,576.7	4.9%
RI—Fondo 3 (AFP Prima)	18,346.0	4.3%	—	—	18,300.9	3.9%
PR—Fondo 2 (PROFUTURO)	19,881.9	4.7%	—	—	20,323.5	4.4%
PR—Fondo 3 (PROFUTURO)	18,909.9	4.5%	—	—	20,212.6	4.4%
Directors and officers(2)	1,451.4	0.3%	—	—	1,351.8	0.3%
American Depositary Receipt Program	34,179.2	8.1%	—	—	31,139.0	6.7%
Other shareholders	69,956.9	16.4%	4,238.5	10.5%	82,782.7	17.7%
Total	423,868.4	100.0%	40,278.9	100.0%	464,147.3	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2017 to December 31, 2021.

	As of December 31,
Shareholder	2021	2020	2019	2018	2017
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
CPSAA (treasury shares)	7.8%	7.8%	7.8%	7.8%	7.8%
IN—Fondo 2 (AFP Integra)		—	—	4.7%	—
RI—Fondo 2 (AFP Prima)	5.2%	4.6%	3.9%	4.4%	3.3%
RI—Fondo 3 (AFP Prima)	4.0%	—	4.1%	0.2%	2.7%
American Depositary Receipt Program	7.4%	6.8%	6.7%	13.0%	15.1%
IN—Fondo 3 (AFP Integra)	5.0%	4.1%	5.1%	—	—
PR—Fondo 2 (AFP Profuturo)	4.3%	4.4%	4.2%	—	—
PR—Fondo 3 (AFP Profuturo)	4.4%	3.7%	4.0%	—	—
Other shareholders	16.1%	22.7%	18.5%	24.2%	25.4%
Total	100%	100.0%	100.0%	100.0%	100.0%

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

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2022, we estimate that there were 6,835,844 ADSs outstanding, which represented 8.1% of our common shares outstanding as of such date.

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

For instance, from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules (i.e., the value agreed to by unrelated parties under the same or similar circumstances). Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

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

As of December 31, 2021, we had an accounts payable balance with ASPI, our controlling shareholder, in the amount of S/105,000 (US$26,339).

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/344,000 in 2019, S/1,303,000 in 2020 and S/1,230,000 in 2021.

●	We provide back office management and administrative services to ASPI, Fossal and Fosfatos del Pacifico, for which we received S/.1,744,000 in 2019, S/834,000 in 2020 and S/305,000 in 2021.

●	We receive a reimbursement of security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,989 in 2019,S/1,912 in 2020 and S/2,836 in 2021 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 27 to our annual consolidated financial statements included in this annual report.

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

Year ended December 31,	Dividends paid	Per share(in S/)
2021	366,676,401	0.79000
2020	106,753,888	0.23000
2019	154,118,465	0.36000
2018	161,396,280	0.37700
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000
2013	58,196,000	0.10000

At the annual shareholders’ meeting held on March 28, 2022, the shareholders of the Company approved the financial statements for fiscal year 2021 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2022 operating results.

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

C. Markets

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2021, there were 500 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2021, The Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2021, the Lima Stock Exchange had 338 shareholders. On March 2020, after its annual review, FTSE announced that, since there is only one Peruvian stock in the FTSE Global All Cap index, it fails the new minimum investable market cap and securities count requirement criterion. As a result, Peru will be reclassified from Secondary Emerging to Frontier market status effective from September 2020.

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

Pursuant to Law No. 29782, published in the Peruvian Official Gazette, El Peruano, on July 28, 2011, the Peruvian Securities Commission is a governmental entity reporting to Peru’s Ministry of Economy and Finance with functional, administrative, economic, technical and budgetary autonomy.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2022, 423,868,449 of our common shares were outstanding. As of March 31, 2022, there were 7,342 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2022, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2022, there were 407 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

On January 31, 2019, we issued S/570,000,000 of our Senior Notes in two issuances. One for S/260 million bearing interest at a rate of 6.68750% for a term of 10 years, and another for S/310 million bearing interest at a rate of 6.84375% for a term of 15 years. The proceeds were used to purchase a portion of our US$300,000,000 of our 4.50% Senior Notes due 2023.

On August 6, 2021, we established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S / 860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them.

On November 29, 2021, we entered into a supply contract with FLSmidth A/S for the supply of the equipment and engineering for a new 2000 tons per day pyro line for our Pacasmayo Plant for a total amount of EUR 19,254,150.

On February 16, 2022, we entered into a construction and erection contract with Ingeniería y Construcción Sigdo Koppers Perú S.A.C. for the construction and erection required for our new 2000 tons per day pyro line for our Pacasmayo Plant for a referential amount of S/ 66,083,227.

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

Peruvian Income Tax Rate

The Peruvian income tax rate is 29.5% .

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding tax, at a rate of 5.0% of the dividend paid. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

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

However, Law No. 30341 was enacted on December 12, 2015 and entered into force on January 1, 2016, and Legislative Decree No. 1262, which complements Law No. 30341, entered into force on January 1, 2017. Said law, which was in force until December 31, 2019, regulates an exception to a general rule. However, its validity was extended until December 31, 2022 through Emergency Decree 005-2019. The exemption regulated by law applies to income from the sale of shares and other securities representing shares carried out through a centralized trading mechanism supervised by the Superintendence of Securities, when the shares do not represent 10% or more of the shares issued by a certain company.

Law No. 30341 and the amendment through Legislative Decree No. 1262 and Emergency Decree 005-2019 include the following provisions:

●	Securities covered by the exemption:

➢	American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs);

➢	Exchange Trade Fund (ETF) units having underlying shares and / or debt securities as underlying;

➢	Debt securities;

➢	Certificates of participation in mutual funds for investment in securities;

➢	Certificates of participation in Investment Fund in Real Estate Income (FIRBI) and certificates of participation in Trust for Securitization for Investment in Real Estate Income (FIBRA); and

➢	Negotiable invoices.

●	Requirements for apply the exemption:

➢	No transfer of 10% or more of the shares or securities representing shares in a period of twelve (12) months. In the case of ADRs and GDRs, this requirement will be determined by considering the underlying shares;

➢	In the case of shares or securities representing shares, the calculation of the percentage shall be determined based on the total number of shares of capital or account of investment shares at the time of disposal;

➢	The law indicates those operations to be considered for calculating this percentage, as well as those that do not;

➢	The securities must have a stock market presence. To determine if the securities have a stock market presence, the following shall be taken into account:

●	Within 180 business days prior to the transfer, the number of days in which the daily-negotiated amount has exceeded the limit established in the regulation shall be determined. This limit cannot be less than six (6) Tax Units (ITU) and will be established considering the volume of transactions that take place in the centralized negotiation mechanisms;

●	The number of days determined according to what is indicated in the previous section will be divided between 180 and multiplied by 100; and

●	The result cannot be less than the limit established by the regulation. This limit cannot exceed forty-five percent (45%).

➢	Those responsible for conducting centralized trading mechanisms must disseminate on their web pages the list of the securities that comply with having a presence in the stock market.

●	Loss of exoneration:

➢	If, after applying the waiver, the issuer delivers the values of the Securities Registry of the Stock Exchange, in whole or in part, in an act or progressively, within the 12 months following the sale, the exoneration applied with respect to the values listed; and

➢	Those responsible for conducting the centralized trading mechanisms must notify SUNAT, in accordance with the procedure set forth in the regulations, of the securities whose registrations are canceled within 12 months of the sale.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences as of the date hereof to a United States Holder (as defined below) of the ownership and disposition of our common shares and ADSs. This summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the acquisition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will be eligible for the reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Distributions of ADSs, common shares or rights to subscribe for ADSs or common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares, both as determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from a foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Peruvian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is from foreign sources). You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (“PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as discussed above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ADSs or common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than United States federal income tax laws, of an investment in our ADSs or common shares.]

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a description of our market risks, see note 30 to our annual audited consolidated financial statements included in this annual report.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2021. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2021, has been audited by Tanaka, Valdivia & Asociados SCRL, member firm of EY (formerly Ernst & Young), an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures —C. Attestation Report of Independent Registered Public Accounting Firm.”

C. Attestation Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 28, 2022, expressed an unqualified opinion thereon.

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

Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Oscar Mere

Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

Lima, Peru,

April 28, 2022

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

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2021, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Tanaka, Valdivia y asociados, SCRL, member firm of EY (formerly Ernst & Young), responsible for auditing our annual consolidated financial statements included in this annual report, during the fiscal years ended December 31, 2021 and 2020.

	Year Ended December 31,
(in thousands of S/)	2021	2020
Audit fees	1,208	1,047
Tax fees	256	169
Total fees	1,464	1,217

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See our annual audited consolidated financial statements beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F or incorporated by reference herein.

Exhibit Number	Description of Document
1.1	Amended and Restated By-laws of the Registrant, as currently in effect
2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)
2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)
2.2A	Amendment No. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)
2.2B	Amendment No. 2, dated as of December 4, 2020, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on December 4, 2020 (File No. 333-216152)
2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)
2.4	Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401)
2(d)	Description of securities registered under Section 12(d) of the Exchange Act incorporated by reference to Exhibit 2(d) of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
2.5	Summary of Terms of Medium Term Corporate Loan Undel Club Del Modality with Banco de Credito del Peru S.A. and Sotiabank Peru S.A.A dated November 29, 2021.

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.5	Addendum, effective February 1, 2020, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2020 (File No. 001-35401)
4.6	Summary of Principal Terms for Equipment and Engineering supply contract between the Registrant and FLSMIDTH A/S. dated November 29, 2021.
4.7	Summary of Principal Terms for Construction and Assembly Contract between the Registrant and Ingeniería y Construcción Sigdo Koppers Perú S.A.C. dated February 16, 2022.
8.1	List of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer
13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

Exhibit Number	Description of Document
96.1	Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601)
96.2	Technical Report Summary (TRS), Virrila Quarry and Piura Cement Plant 20-F 229.601 (Item 601)
96.3	Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Humberto Nadal Del Carpio
Chief Executive Officer

By:	/s/ Manuel Bartolome Ferreyros Peña
Manuel Bartolome Ferreyros Peña
Chief Financial Officer

Date: April 28, 2022

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, together with the Report of Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, together with the Report of Independent Registered Accounting Firm.

Independent Auditors’ Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

Independent Auditors’ Report (continued)

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

Description of the Matter

At December 31, 2021, the Company’s revenue from the sale of cement, concrete and precast was S/(000)1,784,487, net of discounts of S/(000)72,574. In the normal course of its operations, the Company provides various forms of discounts to its customers based on commercial agreements, mainly related to sales volumes. These discounts (contra-revenue) represent a reduction from list prices once the terms of said commercial agreements have been fulfilled. As the Company provides these discounts to a large number of small distributors and discounts earned may be remitted to the customer via a credit memo issued in a subsequent period, management analyzes the customer’s activity at year end to recognize those discounts that have been earned but not yet remitted via credit in the pertinent period.

Auditing the timely recognition of discounts granted by the Company at the end of the year was complex and involved a high degree of auditor judgment because of the large number of small transactions involving different types of discount programs, which increases the complexity of management’s processes to ensure that such discounts were properly recorded.

How We Addressed the Matter in Our Audit

We obtained an understanding of the process, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to determine the proper timing and amounts of discounts recognized, including management’s controls over the completeness and the accuracy of the underlying data used by management to estimate the discounts earned but not yet remitted to the customer. For example. we tested controls over the authorization of new discount programs and the issuance of credit notes as well as tested controls over the review of the calculation of pending credit memos to be recorded at each period end.

Our audit procedures included, among others, testing transactions of discounts provided and obtaining source documents to evaluate management’s application of the terms of the discount program provided to the customer and to test discounts recognition in the proper period.

We analyzed discounts activity before and after year-end and obtained explanations and supporting documentation for any unusual or unexpected discounts activity. We tested the mathematical accuracy of management’s analysis related to discounts that have been provided to the customers and the timing of when such discounts were recognized in the consolidated financial statements. Furthermore, we evaluated the adequacy of the related disclosures in the consolidated financial statements.

Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

/s/ Oscar Mere

Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

We have served as the Company’s auditor since 2002.

Lima, Peru.

April 28, 2022

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2021 and 2020

	Note	2021	2020
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	273,402	308,912
Trade and other receivables, net	7	102,718	84,412
Income tax prepayments		9,288	18,076
Inventories	8	605,182	460,610
Prepayments		18,800	5,729
Total current assets		1,009,390	877,739
Non-current assets
Trade and other receivables, net	7	41,206	5,215
Financial investments designated at fair value through other comprehensive income	9	476	692
Other financial instruments	31	106,601	42,247
Property, plant and equipment, net	10	1,974,931	2,014,508
Intangible assets	11	50,494	49,640
Goodwill	12	4,459	4,459
Deferred income tax assets	17	9,446	15,618
Right of use assets	13	4,668	6,006
Other assets		101	160
Total non-current assets		2,192,382	2,138,545
Total assets		3,201,772	3,016,284
Liabilities and equity
Current liabilities
Trade and other payables	14	227,554	187,876
Financial obligations	16	450,964	65,232
Lease liabilities	13	1,856	1,531
Income tax payable		17,517	1,051
Provisions	15	24,269	9,380
Total current liabilities		722,160	265,070
Non-current liabilities
Financial obligations	16	1,094,391	1,203,352
Lease liabilities	13	3,973	5,102
Other non-current provisions	15	36,639	25,341
Deferred income tax liabilities	17	148,804	149,864
Total non-current liabilities		1,283,807	1,383,659
Total liability		2,005,967	1,648,729
Equity	18
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(20,094)	(33,378)
Retained earnings		271,595	456,629
Total equity		1,195,805	1,367,555
Total liability and equity		3,201,772	3,016,284

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Sales of goods	19	1,937,767	1,296,334	1,392,701
Cost of sales	20	(1,378,336)	(921,048)	(905,806)
Gross profit		559,431	375,286	486,895

Operating income (expenses)
Administrative expenses	21	(196,069)	(163,369)	(174,482)
Selling and distribution expenses	22	(51,520)	(40,153)	(44,533)
Other operating income, net	24	6,408	4,346	2,645
Total operating expenses, net		(241,181)	(199,176)	(216,370)
Operating profit		318,250	176,110	270,525

Other income (expenses)
Finance income	25	2,891	2,976	2,576
Finance costs	26	(88,965)	(88,694)	(77,986)
Net gain (loss) of derivative financial instruments at fair value through profit or loss		589	5,337	(1,491)
Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss	16	(1,569)	-	-
(Loss) gain from exchange difference, net	5	(7,086)	(9,831)	729
Total other expenses, net		(94,140)	(90,212)	(76,172)
Profit before income tax		224,110	85,898	194,353

Income tax expense	17	(70,940)	(28,004)	(62,306)

Profit for the year		153,170	57,894	132,047

Earnings per share
Basic and diluted profit of the year attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	28	0.36	0.14	0.31

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Profit for the year		153,170	57,894	132,047
Other comprehensive income
Other comprehensive income to not be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income	9(a)	(1,995)	(17,532)	(8,659)
Deferred income tax	17	589	5,172	2,554
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain (net loss) on cash flows hedges	31(a)	20,836	(1,652)	(2,556)
Deferred income tax	17	(6,146)	487	754
Other comprehensive income (loss) for the year, net of income tax		13,284	(13,525)	(7,907)
Total comprehensive income for the year, net of income tax		166,454	44,369	124,140

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2021, 2020 and 2019

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363
Change in accounting policy	-	-	-	-	-	-	-	(13)	(13)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,272	1,451,350
Profit for the year	-	-	-	-	-	-	-	132,047	132,047
Other comprehensive loss	-	-	-	-	-	(6,105)	(1,802)	-	(7,907)
Total comprehensive income	-	-	-	-	-	(6,105)	(1,802)	132,047	124,140
Terminated dividends, note 18(g)	-	-	-	-	280	-	-	-	280
Dividends, note 18(g)	-	-	-	-	-	-	-	(154,119)	(154,119)
Balance as of December 31, 2019	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the year	-	-	-	-	-	-	-	57,894	57,894
Other comprehensive loss	-	-	-	-	-	(12,360)	(1,165)	-	(13,525)
Total comprehensive income	-	-	-	-	-	(12,360)	(1,165)	57,894	44,369
Dividends, note 18(g)	-	-	-	-	-	-	-	(98,465)	(98,465)

Balance as of December 31, 2020	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	153,170	153,170
Other comprehensive income	-	-	-	-	-	(1,406)	14,690	-	13,284
Total comprehensive income	-	-	-	-	-	(1,406)	14,690	153,170	166,454
Dividends, note 18(g)	-	-	-	-	-	-	-	(338,204)	(338,204)
Balance as of December 31, 2021	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before tax		224,110	85,898	194,353
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10, 11 and 13	135,567	139,167	129,818
Finance costs	26	88,965	88,694	77,986
Long-term incentive plan	23	9,763	5,759	6,523
Provision of impairment of inventories, net	8	3,348	2,451	2,278
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	16	1,569	-	-
Allowance for expected credit losses	7(d)	563	1,582	1,452
Exchange difference related to monetary transactions		(9,114)	6,978	(483)
Finance income	25	(2,891)	(2,976)	(2,576)
Net (gain) loss on disposal of property, plant and equipment and intangible assets	24	(1,775)	(2,591)	1,846
Net (gain) loss of derivate financial instruments at fair value through profit or loss		(589)	(5,337)	1,491
Other operating, net		3,761	2,202	1,887
Working capital adjustments
(Increase) decrease in trade and other receivables		(47,713)	38,005	(23,391)
(Increase) decrease in prepayments		(12,956)	4,761	(4,383)
(Increase) decrease in inventories		(151,530)	54,140	(97,657)
Increase (decrease) in trade and other payables		48,834	3,346	(4,220)
		289,912	422,079	284,924
Interest received		4,484	1,838	2,252
Interest paid		(68,433)	(68,444)	(47,155)
Income tax paid		(55,401)	(24,108)	(34,884)

Net cash flows from operating activities		170,562	331,365	205,137

Consolidated statement of cash flows (continued)

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(85,594)	(47,325)	(77,680)
Loan to related party		(17,121)	-	-
Purchase of intangible assets		(8,953)	(5,224)	(5,335)
Purchase of investments available for sale		(1,779)	-	-
Loans granted		(174)	(4,203)	(1,117)
Collection of loans from related entities		17,121	-	-
Cash flow proceeds from sale of property, plant and equipment		4,152	4,634	4,199
Proceeds from loans		524	3,697	354
Opening of term deposits with original maturity greater than 90 days		-	(208,990)	-
Redemption of term deposits with original maturity greater than 90 days		-	208,990	-
Net cash flows used in investing activities		(91,824)	(48,421)	(79,579)
Financing activities
Dividends paid	30	(336,821)	(143,623)	(120,975)
Payment for hedging instrument	30	(15,214)	(15,685)	(14,935)
Lease payments	13	(2,419)	(1,669)	-
Bank loans received	30	220,000	791,270	638,281
Cash flow from settlement of derivative financial instruments		3,879	-	1,458
Dividends returned	30	481	321	328
Payment of bank loans	30	-	(674,463)	(610,999)
Payment of bank overdraft	30	-	(70,921)	-
Proceeds from bank overdraft	30	-	70,921	-
Net cash flows used in financing activities		(130,094)	(43,849)	(106,842)
Net (decrease) increase in cash and cash equivalents		(51,356)	239,095	18,716
Net foreign exchange difference		15,846	1,551	483
Cash and cash equivalents as of January 1	6	308,912	68,266	49,067

Cash and cash equivalents as of December 31	6	273,402	308,912	68,266
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(9,114)	6,978	(483)
Outstanding accounts payable related to acquisition of property, plant and equipment	10(e)	7,615	4,830	8,698
Addition of right-of-use assets and lease liabilities	13	217	7,504	-
Additions of quarry rehabilitation costs	15	-	7,775	-

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2021, 2020 and 2019

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2021, 2020 and 2019. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2021 was authorized by the Company’s Board of Directors on February 14, 2022. The consolidated financial statements as of December 31, 2020 and for the year ended that date were approved by the General Shareholders’ Meeting on March 23, 2021.

As of December 31, 2021 and 2020, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Calizas del Norte S.A.C. (on liquidation), Soluciones Takay S.A.C. and 150Krea Inc. To these dates, the Company maintains a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

-	Calizas del Norte S.A.C. (on liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

Notes to the consolidated financial statements (continued)

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition, intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

1.1	COVID 19 -

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Health Organization (“WHO”) on March 11, 2020.The measures to slow the spread of COVID-19 have had a significant impact on the global economy.

On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date, the Company shut-down its three production plants until the Peruvian government allowed it to restart production and commercial activities on May 20, 2020.

During the halt period, the Company was unable to generate revenues; however, it largely returned to the operating levels prior to the shut-down as of the month of August 2020. The Group has prepared the consolidated financial statements for the financial year ended December 31, 2021 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Regarding its financial obligations, the Company has not seen any change in its access and cost of financing; however, at the start of the state of emergency it took out a bank overdraft facility and short-term loans as a precautionary measure in order to cover its working capital needs, some of these loans have already been paid off and others are still outstanding as disclosed in note 16.

During 2021, a large part of the Peruvian population has been immunized with various types of vaccines, which has allowed us to continue with the economic reactivation and the reduction of positive cases. Given the presence of the Omicron variant, the Peruvian Government has established a series of measures to prevent the spread of this variant, these measures have been applied by the Company to safeguard the integrity and health of its workers and to continue with normal operations.

On January 21, 2022 the Government decided to extend the state of health emergency nationwide for 180 calendar days from March 2, 2022, to August 29, 2022 in order to continue with the prevention, control and health care actions for the protection of the population of the entire country.

The Company maintains various measures to preserve the health of its employees and to prevent contagion in its administrative and operational areas, such as remote work, rigorous cleaning of work environments, distribution of personal protective equipment, test of suspicious cases and body temperature measurement.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Notes to the consolidated financial statements (continued)

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair value attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period. There are certain standards and amendments applied for the first time by the Group during 2021 that did not require the restatement of previous financial statements, as explained in note 2.3.19.

2.2

Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

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

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and if,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of December 31, 2021 and 2020 the Group held trade and other receivables in this category.

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

As of December 31, 2021 and 2020 the Group elected to classify irrevocably its non-listed equity investments under this category, see note 9.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading assets, assets from derivative financial instruments at fair value through profit or loss, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statement of profit or loss.

As of December 31,2021 and 2020, the Group hold assets for derivate financial instruments at fair value through profit or loss classified in this category.

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

Notes to the consolidated financial statements (continued)

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, derivative financial instruments at fair value through profit or loss and financial liabilities designated upon initial recognition as at fair value through profit or loss.

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

As of December 31, 2021 and 2020, the Group does not have instruments classified in this category.

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

As of December 31, 2021 and 2020, the Group includes trade and other payables and financial liabilities in this category, for more information refer to notes 14 and 16.

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

Notes to the consolidated financial statements (continued)

In the case that the cash flow hedge is discontinued, the amount accumulated in other comprehensive income must remain in other comprehensive income accumulated if the covered cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the hedged cash flows are given, any amount that remains in other comprehensive accumulated results must be recorded considering the nature of the underlying transaction.

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

Raw materials and supplies

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

Notes to the consolidated financial statements (continued)

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease terms and is included in other income in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

2.3.7	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met (see note 2.3.5). The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

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

As of December 31, 2021 and 2020, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

2.3.9	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on useful live of the quarry to which it relates. Expenditures that significantly increase the economic life of the quarry under exploitation are capitalized.

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

Intangible assets with finite lives are amortized over the economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized in an average term of ten years.

Notes to the consolidated financial statements (continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. As of December 31, 2021 and 2020, the Company maintains as intangible assets with an indefinite useful the fair value of a brand acquired in 2018.

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

The main estimates and assumptions the Group uses to determine whether it is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

Notes to the consolidated financial statements (continued)

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

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work are under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exists to indicate that, although development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full through successful development or by sale.

2.3.11	Ore reserve and resource estimates -

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

Notes to the consolidated financial statements (continued)

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

The Group supports its impairment calculation by using detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

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

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

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

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are recorded monthly on an accrual basis.

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

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duties.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Notes to the consolidated financial statements (continued)

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

Mining royalties -

Mining royalties are accounted when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Notes to the consolidated financial statements (continued)

2.3.17	Investment shares held in treasury -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.18	Business combinations and goodwill -

A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses of the consolidated statement of profit or loss.

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

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the assets acquisitions over the fair value of the acquire assets.

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

The Group perform impairment tests of goodwill annually. The impairment of goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

Notes to the consolidated financial statements (continued)

2.3.19	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 4, IFRS 16 and IAS 39, , The amendments provide temporary reliefs which addresses the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

●	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

●	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

●	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the consolidated financial statements of the Group.

Amendments to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 On May 28, 2020, the IASB issued a COVID-19-Related Rent Concessions related amendment to IFRS 16 Leases. The amendment provides relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 the pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the expedient until to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. Early application is permitted. This amendment had no impact on the Group’s consolidated financial statements.

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

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. The most significant estimate considered by the Company’s Management in relation to the consolidated financial statements refers to the evaluation of the impairment of long-lived assets, see notes 2.3.2, 2.3.12, 10 and 11.

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

Amendments to IAS 1: Classification of Liabilities as Current or Non-current In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement

-	That a right to defer must exist at the end of the reporting period

-	That classification is unaffected by the likelihood that an entity will exercise its deferral right

-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

This amendment has not had a material impact on the Group.

Notes to the consolidated financial statements (continued)

Onerous contracts - Costs of fulfilling a contract - Amendments to IAS 37 In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. Costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs are not directly related to a contract and are excluded unless they are explicitly charged to the counterparty under the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all of its obligations at the beginning of the annual period in which it first applies the amendments.

This amendment is not expected to have a material impact on the Group.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

This amendment is not expected to have a material impact on the Group.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The amendments are not expected to have a material impact on the Group.

Notes to the consolidated financial statements (continued)

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ’significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2021 the exchange rates for transactions in United States dollars, published by this institution, were S/3.975 for purchase and S/3.998 for sale (S/3.618 for purchase and S/3.624 for sale as of December 31, 2020).

As of December 31, 2021 and 2020, the Group had the following assets and liabilities in United States dollars:

	2021	2020
	US$(000)	US$(000)

Assets
Cash and cash equivalents	51,343	15,356
Advances to suppliers for work in progress	9,210	4,242
Trade and other receivables	4,946	4,587
	65,499	24,185
Liabilities
Trade and other payables	(10,356)	(11,314)
Interest-bearing loans and borrowings	(149,612)	(149,612)
	(159,968)	(160,926)
Cross currency swap position	132,000	150,000
Net monetary position	37,531	13,259

Notes to the consolidated financial statements (continued)

As of December 31, 2021 and 2020, the Group has cash currency hedging agreements for its bonds (denominated in US dollars), see note 16. Of the US$132,000,000 and US$150,000,000 shown in the swap position as of December 31, 2021 and 2020, respectively, there are underlying liabilities in the amount of US$131,612,000 and the difference of US$ 388,000 and US$18,388,000 is maintained as derivative financial instruments at fair value through profit or loss.

During 2021, the net loss originated by the exchange difference was approximately S/7,086,000 (the net loss from exchange difference amounted to S/9,831,000 during 2020 and net gain from exchange difference amounted to S/729,000 during 2019). All these results are presented in the caption “(Loss) gain from exchange difference, net” of the consolidated statement of income.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2021	2020
	S/(000)	S/(000)

Cash on hand	273	177
Cash at banks (b)	225,629	22,510
Short-term deposits (c)	47,500	286,225
	273,402	308,912

(b)	Cash at banks is denominated in local and foreign currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	91,072	73,366	-	-
Other accounts receivable	5,940	1,913	-	-
Accounts receivable from Parent company and affiliates, note 27	1,314	2,212	-	-
Funds restricted to tax payments	1,314	346	-	-
Loans granted	1,066	1,624	83	1,688
Other receivables from sale of fixed assets	937	1,781	-	-
Interest receivable	636	1,375	-	-
Loans to employees	610	357	-	-
Allowance for expected credit losses (d) and (e)	(5,539)	(5,324)	-	-
Financial assets classified as receivables (e)	97,350	77,650	83	1,688
Value-added tax credit	5,368	6,443	2,673	3,319
Other accounts receivable (c)	-	-	38,242	-
Tax refund receivable	-	319	9,242	9,242
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	5,368	6,762	41,123	3,527
	102,718	84,412	41,206	5,215

(b)	Trade account receivables have current maturity (30 to 90 days) and those overdue bear interest.

(c)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Notes to the consolidated financial statements (continued)

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of December 31, 2021 amount to approximately S/38,242,000 and are presented in the caption “Miscellaneous receivables, net”, non-current assets. To date, the Company has initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

(d)	The movement of the allowance for expected credit losses is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Opening balance	14,358	12,781	11,329
Additions, note 22	563	1,582	1,452
Recoveries	(348)	(5)	-
Ending balance	14,573	14,358	12,781

As of December 31, 2021, the additions include S/563,000 related to the provision for expected credit losses for trade receivables (S/1,582,000 as of December 31, 2020), which are presented in the caption “selling and distribution expenses” on the consolidated income statement, see notes 22.

Notes to the consolidated financial statements (continued)

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2021 and 2020, is as follows:

As of December 31, 2021

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	5.4%	0.0%	0.9%	1.7%	3.7%	-	76.5%
Carrying amount 2021	102,972	65,314	21,233	6,112	3,672	-	6,641
Expected credit loss	5,539	28	190	105	136	-	5,080

As of December 31, 2020

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	6.3%	0.2%	10.8%	1.4%	4.2%	-	61.2%
Carrying amount 2020	84,662	68,044	1,943	5,665	1,134	-	7,876
Expected credit loss	5,324	167	209	79	48	-	4,821

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2021	2020
	S/(000)	S/(000)

Goods and finished products	25,304	12,877
Work in progress	135,008	114,246
Raw materials	247,939	157,107
Packages and packing	7,466	3,614
Fuel	3,498	2,896
Spare parts and supplies	199,870	179,354
Inventory in transit	9,149	10,220
	628,234	480,314
Less - Provision for inventory obsolescence (b)	(23,052)	(19,704)
	605,182	460,610

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Opening balance	19,704	17,253	14,975
Additions	3,374	3,635	2,498
Recoveries	(26)	(1,184)	(220)
Final balance	23,052	19,704	17,253

9.	Financial investment designated at fair value through OCI

(a)	Movement in financial investment designated at fair value through OCI is as follow:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Beginning balance	692	18,224	26,883
Contribution of investment shares	1,779	-	-
Fair value change recorded in other comprehensive income	(1,995)	(17,532)	(8,659)
Ending balance	476	692	18,224

(b)	As of December 31, 2021 and 2020, corresponds to 2,481,397 and 9,148,373 investment shares of Fossal S.A.A. These shares represent 8.40% and 7.76% of equity of Fossal S.A.A., respectively.

The main asset held by Fossal S.A.A. correspondeds to its investment in the company Fosfatos del Pacífico S.A., a pre-operational company that has a diatomite extraction concession and is dedicated to the Fosfatos Project (a project for the exploitation and sale of phosphate rock). The Board of Directors of the company Fosfatos del Pacífico S.A. held on December 30, 2020, considering the longer time it will take for the renewal of the Environmental Impact Study (EIA) of the project and that the current international prices of phosphate rock are lower than the sales prices originally estimated at the beginning of the project, agreed to make the accounting provision due to the total devaluation of the assets related to the Phosphate Project.

The Company has recognized a charge in other comprehensive income for S/1,995,000 related to updating the fair value of the financial investment maintained in Fossal S.A.A. during 2021 (S/17,532,000 and S/8,659,000 during 2020 and 2019 respectively).

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interests	Work in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2020	76,135	51,705	251,655	684,338	1,667,042	32,839	123,568	50,951	1,515	64,904	47,449	3,052,101
Additions	19	2,316	-	535	8,298	197	282	1,166	7,775	-	30,644	51,232
Disposals	(261)	(5)	-	(307)	(7,803)	(54)	(12,502)	(3)	-	-	(144)	(21,079)
Transfers, note 11	-	(41)	535	5,976	26,608	141	1,761	531	-	-	(40,218)	(4,707)
As of December 31, 2020	75,893	53,975	252,190	690,542	1,694,145	33,123	113,109	52,645	9,290	64,904	37,731	3,077,547

Additions	21	3,435	4,254	(98)	16,160	191	7,523	3,731	(260)	103	53,120	88,180
Disposals	-	-	-	(7)	(33,176)	(22,786)	(10,583)	(23,105)	-	-	(136)	(89,793)
Transfers, note 11	-	592	108	2,648	20,526	178	3,302	1,157	-	-	(28,575)	(64)
As of December 31, 2021	75,914	58,002	256,552	693,085	1,697,655	10,706	113,351	34,428	9,030	65,007	62,140	3,075,870
Accumulated depreciation
As of January 1, 2020	12,184	10,071	-	121,196	556,147	29,380	83,227	38,812	99	5,978	-	857,094
Additions	72	196	-	18,693	95,325	723	8,357	3,537	1,517	1,521	-	129,941
Disposals	-	-	-	(32)	(7,282)	(54)	(10,952)	(1)	-	-	-	(18,321)
As of December 31, 2020	12,256	10,267		139,857	644,190	30,049	80,632	42,348	1,616	7,499	-	968,714

Additions	72	217	-	18,605	93,581	589	7,350	3,198	766	1,522	-	125,900
Disposals	-	-	-	(7)	(32,317)	(22,767)	(9,819)	(23,090)	-	-	-	(88,000)
As of December 31, 2021	12,328	10,484	-	158,455	705,454	7,871	78,163	22,456	2,382	9,021	-	1,006,614

Impairment (b)
As of December 31, 2020	42,859	24,048	-	13,578	12,424	201	26	454	-	-	735	94,325
As of December 31, 2021	42,859	24,048	-	13,578	12,424	201	26	454	-	-	735	94,325

Net book value
As of December 31, 2020	20,778	19,660	252,190	537,107	1,037,531	2,873	32,451	9,843	7,674	57,405	36,996	2,014,508
As of December 31, 2021	20,727	23,470	256,552	521,052	979,777	2,634	35,162	11,518	6,648	55,986	61,405	1,974,931

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,488,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years’ Management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment. From this impairment estimate, S/42,859,000 corresponds to concession costs. According to the Management´s expectation the recovery amount of this zinc mining unit is zero.

(c)	The Group has assessed the recoverable amount of its remaining long-term assets and did not find indicators of an impairment for these assets as of December 31, 2021 and 2020.

(d)	Work in progress included in property, plant and equipment as of December 31, 2021 and 2020 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2021, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/7,615,000 (S/4,830,000 as of December 31, 2020), see note 14.

Notes to the consolidated financial statements (continued)

11.	Intangibles

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible (c)	Indefinite life intangible (c)	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2020	25,145	24,543	1,975	48,726	100,389
Additions	4,954	-	-	270	5,224
Disposals	(1)	-	-	-	(1)
Transfers, note 10	4,173	-	-	534	4,707

As of December 31, 2020	34,271	24,543	1,975	49,530	110,319

Additions	7,152	-	-	1,739	8,891
Disposals	-	-	-	(54)	(54)
Transfers and reclassifications, note 10	-	-	-	64	64

As of December 31, 2021	41,423	24,543	1,975	51,279	119,220

Accumulated amortization
As of January 1, 2020	9,176	3,256	71	7,051	19,554
Additions	4,168	2,454	-	1,034	7,656

As of December 31, 2020	13,344	5,710	71	8,085	27,210
Additions	4,681	2,455	-	965	8,101
Disposals	-	-	-	(54)	(54)

As of December 31, 2021	18,025	8,165	71	8,996	35,257

Impairment (b)
Al of January 1, 2020	-	-	-	33,469	33,469

As of December 31, 2020	-	-	-	33,469	33,469

As of December 31, 2021				33,469	33,469

Net Carrying Value
As of December 31, 2020	20,927	18,833	1,904	7,976	49,640

As of December 31, 2021	23,398	16,378	1,904	8,814	50,494

(b)	As of December 31, 2021 and 2020, the exploration and evaluation assets include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During the year 2018, the Group acquired brand and other intangibles for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date.

(d)	As of December 31, 2021 and 2020, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets

Notes to the consolidated financial statements (continued)

12.	Goodwill

As of December 31, 2021 and 2020, the amount of goodwill amounts to S/4,459,000, respectively, from the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L.

The Group has assessed the recoverable amount of goodwill held using the value in use method and cash flow projections approved by management for a medium-term projection period, cash flows beyond this period have been extrapolated using a rate consistent with long-term growth with the Peruvian economy and has determined that there is no impairment at December 31, 2021 and 2020.

13.	Leases

The Group maintains lease contracts with third parties, mainly a contract for the lease of trucks for a term of 5 years. The annual incremental interest rate used for the initial recognition of the right-of-use asset and the lease liability ranges between 5.2 and 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/1,419,000 for the twelve-month period ended December 31, 2021 (2020: S/1,869,000) and was recognized in the “Administrative Expenses” caption of the interim condensed consolidated statement of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1, 2020	-	109	109
Additions	7,504	-	7,504
Sales and/or retirement	-	(71)	(71)

Balance as of December 31, 2020	7,504	38	7,542
Additions	217	-	217
Sales and/or retirement	-	(3)	(3)

Balance as of December 31, 2021	7,721	35	7,756
Accumulated depreciation -
Balance as of January 1, 2020	-	63	63
Additions	1,501	33	1,534
Sales and/or retirement	-	(61)	(61)

Balance as of December 31, 2020	1,501	35	1,536

Additions	1,552	-	1,552
Balance as of December 31, 2021	3,053	35	3,088
Net book value
As of December 31, 2020	6,003	3	6,006

As of December 31, 2021	4,668	-	4,668

Notes to the consolidated financial statements (continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2021	2020
	S/(000)	S/(000)

Balance as of January 1	6,633	57
Additions	217	7,504
Financial interest expenses	383	409
Dues payments	(2,419)	(1,669)
Sales and disposals	-	(19)
Others	1,015	351

Balance as of December 31	5,829	6,633
Maturity
Current portion	1,856	1,531
Non-current portion	3,973	5,102

Balance as of December 31	5,829	6,633

The future cash disbursements in relation to lease liabilities have been disclosed in note 30.

14.	Trade and other payables

This caption is made up as follows:

	2021	2020
	S/(000)	S/(000)

Trade payables	111,336	83,754
Interest payable	29,871	26,322
Remuneration payable	20,835	18,102
Advances from customers	14,668	14,880
Dividends payable, note 18(g)	9,550	7,686
Taxes and contributions	8,638	10,478
Accounts payable related to the acquisition of property, plant and equipment, note 10(e)	7,615	4,830
Hedge finance cost payable	6,213	6,381
Board of Directors’ fees	5,615	5,061
Guarantee deposits	4,645	4,289
Account payable to the principal and affiliates, note 27	143	1,559
Other accounts payable	8,425	4,534
	227,554	187,876

Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled on 60 to 120 days term.

Notes to the consolidated financial statements (continued)

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

15.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Quarry Rehabilitation provision	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2020	13,903	8,514	1,829	1,915	26,161
Additions, note 23	9,513	5,759	7,775	1,175	24,222
Exchange difference	-	-	728	-	728
Unwinding of discounts, note 26	-	343	84	-	427
Payments and advances	(14,036)	(2,526)	(255)	-	(16,817)

At December 31, 2020	9,380	12,090	10,161	3,090	34,721

Current portion	9,380	-	-	-	9,380
Non-current portion	-	12,090	10,161	3,090	25,341
	9,380	12,090	10,161	3,090	34,721

At January 1, 2021	9,380	12,090	10,161	3,090	34,721
Additions, note 23	25,165	9,763	-	-	34,928
Exchange difference	-	-	1,060	-	1,060
Unwinding of discounts, note 26	-	660	75	-	735
Change in estimate	-	-	(260)	-	(260)
Payments and advances	(10,276)	-	-	-	(10,276)

At December 31, 2021	24,269	22,513	11,036	3,090	60,908

Current portion	24,269	-	-	-	24,269
Non-current portion	-	22,513	11,036	3,090	36,639
	24,269	22,513	11,036	3,090	60,908

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two moments: the first payment will be made on the sixth year since the creation of this bonus plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

Quarry Rehabilitation provision -

As of December 31, 2021 and 2020, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2021 was from 0.12 to 1.94 and the risk-free discount rate in dollars used in the calculation of the provision as of December 31 of 2020 was from 0.06 to 1.65

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

16.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2021	2020
		%		S/(000)	S/(000)

Short-term promissory notes (b)
Banco de Crédito del Perú	US$	1.80%	July 8,2022	71,964
Banco de Crédito del Perú	US$	2.20%	July 8,2021	-	65,232
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	79,500	79,500
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	79,500	79,500
Banco de Crédito del Perú	S/	1.55%	December 23, 2022	110,000	-
Banco de Crédito del Perú	S/	1.55%	December 23, 2022	110,000	-
				450,964	224,232

Senior Notes (c)
Principal, net of issuance costs	US$	4.50%	February 8, 2023	525,420	475,491
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,563	259,502
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,408	309,359
				1,094,391	1,044,352
Maturity
Current portion				450,964	65,232
Non-current portion				1,094,391	1,203,352
				1,545,355	1,268,584

(b)	Short-term promissory notes -

As of December 31, 2021 and 2020, the Company maintains two loans of S/79,500,000 each with maturity in January 2022 and with an annual effective interest rate of 2.62 percent, which have been paid with the corporate loan mentioned in section (d). Also, as of December 31, 2021, the Company maintains a loan of US$18,000,000 with maturity in July 2022 and at an effective annual interest rate of 1.80 percent.

On July 1, 2021, the Company acquired two medium-term notes with Banco de Credito del Peru S.A. for S/110,000,000 each, with a maturity date of December 23, 2022 and an effective annual interest rate of 1.55 percent.

Notes to the consolidated financial statements (continued)

(c)	Senior Notes in US dollars -

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities on the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

The Board of Directors’ Meeting held on November 26, 2018, approved the repurchase of the senior notes in US dollars. As a result, the Company acquired senior notes for an amount of US$168,388,000. Consequently, the senior notes balance in US dollars was US$131,162,000, in periods 2018, 2019, 2020 and 2021. To finance this acquisition, the Company obtained medium-term promissory notes from Banco de Crédito del Perú (bridge loans) for a total of S/580,769,000, which were canceled with the issue of senior notes in Soles in January 2019, as explained bellow.

On the other hand, as a consequence of the purchase of senior notes issued in United States dollars, the Company’s Management considers that it was not necessary to continue with all of the derivative financial instruments to hedge those liabilities. For this reason, during December 2018, the Company settled US$150,000,000 of a total of US$300,000,000. The loss obtained from this settlement amounted to S/34,887,000, which was presented in cumulative net loss on settlement of derivative financial instruments caption from consolidated statement of profit and loss for the year ended December 31, 2018. As of December 31, 2021 and 2020, the Company has hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are in US dollars, see note 30.

Senior Notes in Soles

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of senior notes in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loans described in previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

Senior Notes in soles issued in 2019 are surety guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

Notes to the consolidated financial statements (continued)

Financial covenants

The financial covenants related to the Senior Notes issued in US dollars and soles state that if the Company and its guarantor subsidiaries issue debt or equity instruments, merges with another company or dispose or rents significant assets, the senior notes will activate the following covenants, calculated based on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2021 and 2020, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/63,333,000 and S/60,857,000 respectively, see note 26.

(d)	Medium-term Corporate Loan under “Club deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of these obligations. The first disbursement amounts to S/159,000,000, was made in January 2022 and was used to pay the loan mentioned in section (b). The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which is estimated for February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) = 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

II.	It maintains the following main obligations to do:

a.	Subordinate any obligation the Company had or may have to this loan.

b.	Maintain the loan with a status equal to other senior financing of the Company.

c.	Keep assets in good condition and properly insured.

d.	Maintain all licenses, authorizations, concessions, permits, titles and rights required by government authorities.

III.	It maintains the following obligations not to do:

a.	Refrain from paying dividends, reducing capital stock or any other distribution to its shareholders if this event make the Company not comply with the obligations assumed.
b.	That the Company and its subsidiaries participate in processes of liquidation, transformation, corporate reorganization, acquisition of companies, merger or spin-off.

c.	Transfer, sell, alienate, donate or give in usufruct, lease, give in fiduciary domain, encumber their assets, income flows and / or collection rights.

d.	Grant financing, personal or real guarantees in favor of third parties.

Notes to the consolidated financial statements (continued)

17.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2020	Effect on profit or loss	Effect on OCI	Additions Leases	Additions to quarry rehabilitation provision	As of December 31, 2020	Effect on profit or loss	Effect on OCI	As of December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Provision of discounts and bonuses to customers	2,032	425	-	-	-	2,457	(230)	-	2,227
Provision for vacations	1,729	(159)	-	-	-	1,570	335	-	1,905
Effect of tax-loss carry forward	2,614	6,656	-	-	-	9,270	(7,559)	-	1,711
Allowance for expected credit losses for trade receivables	832	625	-	-	-	1,457	76	-	1,533
Allowance for expected credit losses for other receivables	974	-	-	-	-	974	-	-	974
Lease liabilities	14	(131)	-	1,009	-	892	(87)	14	819
Legal claim contingency	-	461	-	-	-	461	-	-	461
Estimate for devaluation of spare parts and supplies	-	431	-	-	-	431	1	-	432
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	198	29	-	-	-	227	73	-	300
Effect of differences between book and tax bases of inventories	922	(867)	-	-	-	55	-	-	55
Other	375	(312)	-	-	-	63	555	(14)	604
	9,690	7,158	-	1,009	-	17,857	(6,836)	-	11,021
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(2,259)	829	-	-	-	(1,430)	486	-	(944)
Right of use assets	(17)	217	-	(1,009)	-	(809)	178	(17)	(648)
Other	5	(5)	-	-	-	-	-	17	17
	(2,271)	1,041	-	(1,009)	-	(2,239)	664	-	(1,575)
Total deferred income tax assets	7,419	8,199	-	-	-	15,618	(6,172)	-	9,446
Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets Salmueras	17,087	476	-	-	-	17,563	255	-	17,818
Impairment of mining assets	7,123	(207)	-	-	-	6,916	(212)	-	6,704
Long-term incentive plan	2,511	1,055	-	-	-	3,566	3,075	-	6,641
Financial instruments designated at fair value through OCI	879	-	5,172	-	-	6,051	-	589	6,640
Provision for spare parts and supplies obsolescence	4,963	418	-	-	-	5,381	327	-	5,708
Provision for vacations	3,071	187	-	-	-	3,258	423	-	3,681
Quarry rehabilitation provision	539	(52)	-	-	2,294	2,781	(55)	-	2,726
Legal claim contingency	-	(140)	-	1,205	-	1,065	(135)	-	930
Allowance for expected credit losses for trade receivables	101	-	-	-	-	101	534	-	635
Lease liabilities	-	450	-	-	-	450	-	-	450
Other	349	(74)	-	-	-	275	53	-	328
	36,623	2,113	5,172	1,205	2,294	47,407	4,265	589	52,261
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates	(177,448)	(12,802)	-	-	(2,294)	(192,544)	2,366	-	(190,178)
Net gain on cash flow hedge	(3,219)	(220)	487	-	-	(2,952)	1,684	(6,146)	(7,414)
Effect of costs of issuance of senior notes	(1,010)	240	-	-	-	(770)	(1,915)	-	(2,685)
Right of use assets	-	242	-	(1,205)	-	(963)	217	-	(746)
Other	(45)	3	-	-	-	(42)	-	-	(42)
	(181,722)	(12,537)	487	(1,205)	(2,294)	(197,271)	2,352	(6,146)	(201,065)
Total deferred income tax liabilities, net	(145,099)	(10,424)	5,659	-	-	(149,864)	6,617	(5,557)	(148,804)
		(2,225)	5,659				445	(5,557)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2021, 2020 and 2019 is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Accounting profit before income tax	224,110	85,898	194,353
At statutory income tax rate of 29.5%	(66,112)	(25,340)	(57,334)

Permanent differences
Non-deductible expenses, net	(4,070)	(1,596)	(4,181)
Effect of tax-loss carry forward non-recognized	(758)	(1,068)	(791)
At the effective income tax rate of 32% in 2021 (2020: 33% and 2019: 32%)	(70,940)	(28,004)	(62,306)

The income tax expenses shown for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(71,385)	(25,779)	(41,709)
Deferred	445	(2,225)	(20,597)
	(70,940)	(28,004)	(62,306)

The income tax recorded directly to other comprehensive income represents a loss of S/5,557,000 during the year 2021, a gain of S/5,659,000 and S/3,308,000 during the years 2020 and 2019, respectively.

The composition of the deferred income tax related to the items recognized in the consolidated statement of other comprehensive income and equity during the year, as follow:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain on available-for-sale financial asset	589	5,172	2,554
Tax effect on unrealized gain (loss) on hedging derivative financial asset	(6,146)	487	754
Total deferred income tax in OCI	(5,557)	5,659	3,308

As of December 31, 2021, 2020 and 2019, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

Notes to the consolidated financial statements (continued)

As of December 31, 2021, certain subsidiaries of the Group have tax loss carryforwards of S/24,085,000 (2020: S/22,230,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/83,079,000 (2020: S/80,357,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

18.	Equity

(a)	Capital stock -

As of December 31, 2021 and 2020, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. As from December 31, 2021 from the total outstanding common shares; 34,252,841 are listed in the New York Stock Exchange and 389,615,608 in the Lima Stock Exchange. As of December 31, 2020, 31,728,741 common shares were listed in the New York Stock Exchange and 392,139,708 in the Lima Stock Exchange.

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

As of December 31, 2021 and 2020, the Company has 40,278,894 investment shares subscribed and fully paid, with a nominal value of one sol per share.

Notes to the consolidated financial statements (continued)

(c)	Treasury shares -

As of December 31, 2021 and 2020, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2021 and 2020, the additional capital amounts to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2021	2020	2019
Approval date by Board of Directors	April 29, 2021	November 16, 2020	November 18, 2019
Declared dividends per share to be paid in cash S/.	0.790000	0.23000	0.36000
Declared dividends S/(000):	338,204	98,465	154,119

As of December 31, 2021 and 2020, dividends payable amount to S/9,550,000 and S/7,686,000, respectively, see note 14. During year 2019, in order to comply with Peruvian law requirements S/280,000, respectively corresponding to dividends payable aged greater than ten years were transferred from “Dividends payable” caption to “Legal reserve” caption in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

19.	Sales of goods

This caption is made up as follows:

	As of December 31, 2021
	Cement	Concrete and mortar	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,534,867	213,565	36,055	-	-	-	1,784,487
Sale of construction supplies	-	-	-	-	113,905	-	113,905
Sale of quicklime	-	-	-	39,141	-	-	39,141
Sale of other	-	-	-	-	-	234	234

	1,534,867	213,565	36,055	39,141	113,905	234	1,937,767

Moment of the revenue recognition
Goods transferred at a point in time	1,534,867	213,565	36,055	39,141	113,905	234	1,937,767

	As of December 31, 2020
	Cement	Concrete and mortar	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,023,907	126,135	35,144	-	-	-	1,185,186
Sale of construction supplies	-	-	-	-	78,192	-	78,192
Sale of quicklime	-	-	-	32,473	-	-	32,473
Sale of other	-	-	-	-	-	483	483
	1,023,907	126,135	35,144	32,473	78,192	483	1,296,334
Moment of the revenue recognition
Goods transferred at a point in time	1,023,907	126,135	35,144	32,473	78,192	483	1,296,334

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Cement	Concrete and mortar	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,065,857	200,417	25,909	-	-	-	1,292,183
Sale of construction supplies	-	-	-	-	64,076	-	64,076
Sale of quicklime	-	-	-	36,109	-	-	36,109
Sale of other	-	-	-	-	-	333	333
	1,065,857	200,417	25,909	36,109	64,076	333	1,392,701
Moment of the revenue recognition
Goods transferred at a point in time	1,065,857	200,417	25,909	36,109	64,076	333	1,392,701

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

Notes to the consolidated financial statements (continued)

20.	Cost of sales

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	12,877	22,133	16,832
Beginning balance of work in progress, note 8(a)	114,246	166,999	133,972
Consumption of miscellaneous supplies	566,781	295,688	284,298
Maintenance and third-party services	242,412	147,282	211,251
Shipping costs	196,064	113,054	123,989
Depreciation and amortization	118,998	122,541	115,245
Personnel expenses, note 23(b)	113,634	89,805	101,185
Costs of packaging	71,580	45,032	44,416
Other manufacturing expenses	102,056	45,637	63,750
Ending balance of goods and finished products, note 8(a)	(25,304)	(12,877)	(22,133)
Ending balance of work in progress, note 8(a)	(135,008)	(114,246)	(166,999)
	1,378,336	921,048	905,806

21.	Administrative expenses

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 23(b)	96,891	76,291	84,359
Third-party services	59,896	48,713	53,407
Depreciation and amortization	16,569	16,626	14,573
Donations	9,067	9,188	8,796
Board of Directors compensation	6,397	5,992	6,696
Taxes	5,563	5,262	4,980
Consumption of supplies	1,686	1,297	1,671
	196,069	163,369	174,482

Notes to the consolidated financial statements (continued)

22.	Selling and distribution expenses

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 23(b)	33,867	26,283	26,818
Third-party services	9,733	7,326	8,636
Advertising and promotion	5,637	3,285	6,981
Allowance for expected credit losses, note 7(d)	563	1,582	1,452
Other	1,720	1,677	646
	51,520	40,153	44,533

23.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Wages and salaries	138,754	115,630	128,809
Social contributions	28,853	26,085	25,468
Workers ‘profit sharing, note 15	25,165	9,513	15,169
Legal bonuses	19,629	17,413	16,837
Vacations	18,040	16,301	15,461
Long-term compensation, note 15	9,763	5,759	6,523
Cessation payments	2,203	858	2,044
Training	1,422	476	860
Other	563	344	1,191
	244,392	192,379	212,362

(b)	Employee benefits expenses are allocated as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Cost of sales, note 20	113,634	89,805	101,185
Administrative expenses, note 21	96,891	76,291	84,359
Selling and distribution expenses, note 22	33,867	26,283	26,818
	244,392	192,379	212,362

Notes to the consolidated financial statements (continued)

24.	Other operating income (expense), net

(a)	This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Rentals to third parties	2,328	649	-
Net gain (loss) on disposal of property, plant and equipment and intangible	1,775	2,591	(1,846)
Income from land rental and office lease, note 27	1,639	1,859	722
Recovery of expenses	491	1,166	525
Income from management and administrative services provided to related parties, note 27	305	834	1,744
Write-off for disasters	-	-	(357)
Expenses to counteract the COVID-19 effect, note 1.1	-	(2,642)	-
Other, net	(130)	(111)	1,857
	6,408	4,346	2,645

25.	Finance income

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Tax interest	1,015	-	-
Interest on accounts receivable	898	204	715
Interest on term deposits	834	2,243	1,014
Other finance income	144	529	847
	2,891	2,976	2,576

Notes to the consolidated financial statements (continued)

26.	Finance costs

This caption is made up as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 16 (c)	63,333	60,857	56,081
Finance cost on cross currency swaps	15,046	16,144	14,958
Interest on promissory notes	7,326	8,298	5,537
Counterparty credit risk in cross currency swaps	848	542	-
Expenses for the purchase and amortization of issuance costs of senior notes	815	816	807
Interest on lease liabilities	383	409	-
Interest for bank overdraft	-	802	-
Commission for prepayment of loans	-	325	-
Other	479	74	145

Total interest expense	88,230	88,267	77,528
Unwinding of discount of provisions, note 15	735	427	458

Total finance costs	88,965	88,694	77,986

Notes to the consolidated financial statements (continued)

27.	Related party disclosure

Transactions with related entities -

During 2021, 2020 and 2019, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	20	17	12
Fees for management and administrative services	98	88	544
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	1,230	1,303	344
Income from office lease	332	478	323
Fossal S.A.A. (Fossal)
Income from office lease	18	19	15
Fees for management and administrative services	52	48	40
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	19	24	28
Fees for management and administrative services	155	698	1,160
Asociación Sumac Tarpuy
Income from office lease	20	18	-
Expense
Security services provided by Compañía Minera Ares	2,836	1,912	1,989

Loans
Loans to Fossal S.A.A.	(14,252)	-	-
Loans to Fosfatos del Pacífico S.A.	(2,869)	-	-
Loan collection from Fossal S.A.A.	14,252	-	-
Loan collection from Fosfatos del Pacífico S.A.	2,869	-	-

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2021 and 2020:

	2021		2020
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,039	37	1,449	-
Compañía Minera Ares S.A.C.	199	-	678	1,348
Fossal S.A.	12	-	-	-
Inversiones ASPI S.A.	-	105	-	211
Other	64	1	85	-
	1,314	143	2,212	1,559

Notes to the consolidated financial statements (continued)

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended as of December 31, 2021, 2020 and 2019, the Group has not recorded allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2021, the total short-term compensation amounted to S/22,678,000 (2020: S/21,859,000 and 2019: S/23,692,000) and the total long-term compensation amounted to S/9,763,000 (2020: S/5,759,000 and 2019: S/6,523,000), and there were no post-employment or contract termination benefits or share-payments.

28.	Earnings per share (EPS)

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The calculation of basic and diluted earnings per share is shown below:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	153,170	57,894	132,047
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

Basic and diluted profit for common and investment shares	0.36	0.14	0.31

The Group has no dilutive potential ordinary shares as of December 31, 2021, 2020 and 2019.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

29.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2021, 2020 and 2019, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/1,230,000, S/1,303,000 and S/344,000, respectively; see note 27.

Capital commitments

As of 31 December 2021 and 2020, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2021, 2020 and 2019 amounted to S/7,280,000, S/5,918,000 and S/7,039,000 respectively, and was recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to S/ 4.5 each for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons since the beginning of the fourth year of production.

The Company signed with two third parties in October 2007, an agreement related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2021 and 2020 amounted to S/1,687,000 and S/1,547,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months since the beginning of the sixth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2021, 2020 and 2019 amounted to S/990,000, S/555,000 and S/1,012,000 and, respectively, and is recognized as part of the cost of inventory production.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2021, 2020 and 2019, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2021 and 2020.

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

The statements of income tax and Value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2017-2021	Dec. 2017-2021
Cementos Selva S.A.	2017-2021	Dec. 2017-2021
Distribuidora Norte Pacasmayo S.R.L.	2017-2021	Dec. 2017-2021
Empresa de Transmisión Guadalupe S.A.C.	2017-2021	Dec. 2017-2021
Salmueras Sudamericanas S.A.	2017-2021	Dec. 2017-2021
Calizas del Norte S.A.C. (on liquidation)	2017-2021	Dec. 2017-2021
Soluciones Takay S.A.C.	2019-2021	May to Dec.2019-.2021

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2021 and 2020.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Operating year expense
					2021	2020	2019
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	713	315	244
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	PAMA	298	237	189

					1,011	552	433

As of December 31, 2021 and 2020, the Group had no liabilities related to environmental remediation expenses because all were liquid before the end of the year.

Quarry rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarries Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2021 and 2020, the Group maintains a provision for the closing of the quarries exploited in operations amounting to S/11,036,000 and S/10,161,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 15.

Notes to the consolidated financial statements (continued)

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/3,963,000. From this total amount, S/3,367,000 corresponded to labor claims from former employees; and S/596,000 is related to the tax assessments received from the tax administration corresponding to the 2009 tax period, which was reviewed by the tax authority during 2012.

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

30.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI cash flow hedges instruments and derivative financial instruments at fair value through profit or loss.

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

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include deposits, financial obligations, financial instruments designated at fair value through OCI and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2021 and 2020. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2021 and 2020.

Notes to the consolidated financial statements (continued)

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2021 and 2020, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

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

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 31(a).

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	7,502
	+10	15,005
	-5	(7,502)
	-10	(15,005)

2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	2,403
	+10	4,806
	-5	(2,403)
	-10	(4,806)

Equity price risk -

The Group’s listed equity securities measured at level three of the fair value hierarchy are susceptible to market price risk arising from uncertainties about future values of the investment securities, see note 31.

Notes to the consolidated financial statements (continued)

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2021 and 2020, the Group had 7 and 6 customers, that owed the Group more than S/3,000,000 each accounting for approximately 46% and 47% of all trade receivables outstanding, respectively. There were 22 and 16 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 34% and 30% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits and hedging derivative financial instruments or at fair value through profit or loss-

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2021 and 2020, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

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

As of December 31, 2021 and 2020 no portion of Senior Notes will mature in less than one year.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2021
Interest-bearing loans adjusted by hedge	159,000	291,964	414,290	570,000	1,435,254
Lease liabilities	465	1,391	3,973		5,829
Interest	31,255	35,147	166,252	154,851	387,505
Hedge finance cost payable	7,821	7,821	7,821	-	23,463
Trade and other payables	175,975	42,941	-	-	218,916

As of December 31, 2020
Interest-bearing loans adjusted by hedge	-	65,232	572,993	570,000	1,208,225
Lease liabilities	383	1,148	5,102	-	6,633
Interest	30,033	35,056	186,607	193,454	445,150
Hedge finance cost payable	8,032	8,032	24,096	-	40,160
Trade and other payables	142,253	38,235	-	-	180,488

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2021
Inflows	-	-	125,537	125,537
Outflows	(1,703)	(7,908)	(7,992)	(17,603)

Net	(1,703)	(7,908)	117,545	107,934

Discounted at the applicable interbank rates	(1,695)	(7,716)	116,012	106,601

As of December 31, 2020
Inflows	-	-	75,936	75,936
Outflows	(1,750)	(8,112)	(24,551)	(34,413)

Net	(1,750)	(8,112)	51,385	41,523

Discounted at the applicable interbank rates	(1,743)	(7,929)	51,919	42,247

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2021
Hedge finance cost payable	6,381	-	15,046	-	(15,214)	-	-	6,213
Dividends payable	7,686	338,204	-	481	(336,821)	-	-	9,550
Interest-bearing loans	1,268,584	-	-	220,000	-	55,955	816	1,545,355

2020
Hedge finance cost payable	5,922	-	16,144	-	(15,685)	-	-	6,381
Dividends payable	52,523	98,465	-	321	(143,623)	-	-	7,686
Interest-bearing loans	1,101,904	-	-	862,191	(745,384)	49,056	817	1,268,584

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call the senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

31.	Fair value financial assets and liabilities

Financial assets -

Except derivative financial instruments and financial instruments designated at fair value through other comprehensive income, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are which non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(a)	Derivative financial instruments -

Derivates asset of hedging -

Foreign currency risk -

As of December 31, 2021 and 2020, the Company maintains cross currency swaps agreements for a notional amount of US$132,000,000 and US$150,000,000, respectively, with maturity in 2023 and an average rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an resulted in unrealized gain of S/20,836,000 for the year 2021 (unrealized loss of S/1,652,000 during 2020). The amounts retained in other comprehensive income of 2021 are expected to mature and affect the consolidated statement of profit or loss in 2023, the year of its liquidation.

Notes to the consolidated financial statements (continued)

Assets (liabilities) from financial instruments at fair value through profit or loss -

As of December 31, 2021 and 2020 the Company held cross currency swaps that do not have an underlying relationship for amounts to US$388,000 and US$18,388,000 respectively. The effect on profit or loss of the change on their fair value amounts was a gain of S/589,000 and S/5,337,000 as of December 31, 2021 and 2020 respectively). In January 2021, derivative financial instruments at fair value through profit or loss were settled in the amount of US$18,000,000, the result was a net loss amounting to S/1,569,000 presented in “Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss” caption in the consolidated statement of profit or loss.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2021 and 2020, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2021 and 2020, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2021	2020	2021	2020	2021/2020
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	273,402	308,912	273,402	308,912	Level 1
Trade and other receivables	143,924	89,627	143,924	89,627	Level 2
Derivatives financial assets – Cross currency swaps	106,601	42,247	106,601	42,247	Level 2
Financial investment at fair value through other comprehensive income	476	692	476	692	Level 3
Total financial assets	524,403	441,478	524,403	441,478

Financial liabilities
Trade and other payables	227,554	187,876	227,554	187,876	Level 2
Senior notes	1,094,391	1,044,352	1,119,035	1,118,492	Level 1
Promissory notes	450,964	224,232	447,558	221,607	Level 2

Total financial liabilities	1,772,909	1,456,460	1,794,147	1,527,975

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (vi).

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2021 and 2020, there were no transfers between the fair value hierarchies.

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

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the date of estimation.

Notes to the consolidated financial statements (continued)

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach/discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of December 31, 2021 and 2020 are described as follows:

As of December 31, 2021	Weighted average	Fair value sensitivity

Earning growth factor	3.79%	5% increase or decrease in the factor would result in an increase (decrease) in fair value of S/289,055,000 and (S/293,389,000), respectively.
WACC discount rate	9.02%	10% increase or decrease in the discount rate would result in an (decrease) increase in fair value at (S/217,435,000) and S/315,534,000, respectively.

As of December 31, 2020	Weighted average	Fair value sensitivity

Earning growth factor	3.79%	5% increase or decrease in the factor would result in an increase (decrease) in fair value of S/131,580,000 and (S/456,870,000), respectively.
WACC discount rate	8.53%	10% increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/390,352,000) and S/169,179,000, respectively.

Notes to the consolidated financial statements (continued)

32.	Segment information

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Administrative expenses	Selling and distribution expenses	Other operating income, net	Finance income	Finance cost	Net loss on settlement of derivate financial instruments	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2021
Cement, concrete, mortar and blocks	1,784,487	550,816	(191,132)	(50,223)	6,358	2,874	(88,961)	(980)	(6,987)	221,765	(70,198)	151,567
Construction supplies	113,905	3,501	(2,675)	(703)	47	17	(3)	-	(30)	154	(49)	105
Quicklime	39,141	5,651	(1,099)	(289)	-	-	-	-	(85)	4,178	(1,322)	2,856
Other (*)	234	(537)	(1,163)	(305)	3	-	(1)	-	16	(1,987)	629	(1,358)

Consolidated	1,937,767	559,431	(196,069)	(51,520)	6,408	2,891	(88,965)	(980)	(7,086)	224,110	(70,940)	153,170

2020
Cement, concrete, mortar and blocks	1,185,186	367,456	(157,491)	(38,708)	4,204	2,951	(88,569)	5,337	(9,352)	85,828	(27,981)	57,847
Construction supplies	78,192	3,014	(2,862)	(703)	154	26	(130)	-	(404)	(905)	295	(610)
Quicklime	32,473	5,012	(1,493)	(367)	-	-	-	-	(88)	3,064	(999)	2,065
Other (*)	483	(196)	(1,523)	(375)	(12)	(1)	5	-	13	(2,089)	681	(1,408)

Consolidated	1,296,334	375,286	(163,369)	(40,153)	4,346	2,976	(88,694)	5,337	(9,831)	85,898	(28,004)	57,894
2019
Cement, concrete, mortar and blocks	1,292,183	481,037	(167,503)	(42,752)	2,701	2,553	(77,947)	(1,491)	718	197,316	(63,256)	134,060
Construction supplies	64,076	2,232	(1,745)	(445)	(25)	23	(37)	-	6	9	(3)	6
Quicklime	36,109	3,545	(1,745)	(445)	-	-	-	-	4	1,359	(436)	923
Other (*)	333	81	(3,489)	(891)	(31)	-	(2)	-	1	(4,331)	1,389	(2,942)

Consolidated	1,392,701	486,895	(174,482)	(44,533)	2,645	2,576	(77,986)	(1,491)	729	194,353	(62,306)	132,047

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets (*)	Total assets	Operating liabilities	Capital expenditure (**)	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2021
Cement, concrete and blocks	2,940,888	106,280	3,047,168	1,930,140	97,288	(128,522)	(3,374)
Construction supplies	42,578	-	42,578	75,633	-	(1,102)	-
Quicklime	79,383	-	79,383	-	-	(5,199)	-
Other	31,846	797	32,643	194	-	(744)	-

Consolidated	3,094,695	107,077	3,201,772	2,005,967	97,288	(135,567)	(3,374)
2020
Cement, concrete and blocks	2,806,803	37,068	2,843,871	1,590,105	63,960	(131,877)	(3,635)
Construction supplies	51,225	-	51,225	58,517	-	(767)	-
Quicklime	83,621	-	83,621	-	-	(5,741)	-
Other	31,696	5,871	37,567	107	-	(782)	-

Consolidated	2,973,345	42,939	3,016,284	1,648,729	63,960	(139,167)	(3,635)
2019
Cement, concrete and blocks	2,714,888	-	2,714,888	1,409,598	87,086	(122,911)	(2,498)
Construction supplies	51,376	-	51,376	99,934	-	(879)	-
Quicklime	93,812	-	93,812	-	-	(5,820)	-
Other	53,258	18,224	71,482	375	-	(208)	-

Consolidated	2,913,334	18,224	2,931,558	1,509,907	87,086	(129,818)	(2,498)

(*)	As of December 31, 2021, corresponds to the financial investment designated at fair value through OCI for S/476,000 and fair value of derivative financial instruments (“cross currency swap”) for S/106,601,000. As of December 31, 2020 corresponds to the financial investment designated at fair value through OCI for approximately S/692,000 and the fair value of derivative financial instruments (“cross currency swap”) for S/42,247,000. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivate financial instrument at fair value through profit or loss are not assigned to any segment.

(**)	Capital expenditure consists of S/97,288,000 and S/63,960,000 during the years ended as of December 31, 2021 and 2020, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of December 31, 2021 and 2020, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.