Form 20-F
period 2022-12-31
CEMENTOS PACASMAYO SAA
filed 2023-04-27
CIK 1221029

As filed with the U.S. Securities and Exchange Commission on April 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

At December 31, 2022	423,868,449 common shares 4,238,397 investment shares*

*	Excluding 36,040,497 investment shares held in treasury.

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the registrant was required to submit and post such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “Pacasmayo,” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The term “U.S. dollar”, “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States; and the term “sol” or “soles” and the symbol “S/” refer to the legal currency of Peru.

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

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.814 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2022, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political, economic and social risk inherent to conducting business in Peru;

●	exchange rates, inflation and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crises and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	international conflicts, such as the current one between Russia and Ukraine, and the worldwide effects and responses thereto

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of the filing of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Global Macroeconomic Conditions

Global macroeconomic conditions may have an adverse effect on our business, financial condition and results of operations.

Our operations and customers are located in Peru. As a result, our business, financial condition and results of operations, like those of most companies in Peru, may be adversely affected by the level of economic activity in the country. Therefore, variations in economic indicators such as inflation, gross domestic product (“GDP”), the balance of payments, the appreciation and depreciation of the national currency, access to credit, interest rates, investment and savings, consumption, spending and fiscal income and employment rates, among other variables, over which we have no control, could affect the development of the Peruvian economy and, therefore, could generate adverse consequences for our business, financial condition and results of operations. These variables, in turn, may be affected by global macroeconomic factors.

During 2022, world economic activity continued to be affected by high energy prices, China’s “zero COVID” policy, the reduction of surplus savings generated during the pandemic, geopolitical uncertainty and tightening monetary conditions. For emerging economies, this scenario contributed to a reduction in the price of several raw materials and the tightening of financial conditions. In 2022, capital flows continued to register low levels compared to the previous year.

The cement sector is closely related to the following main macroeconomic variables: (i) the expansion or contraction of the economy as measured by GDP, (ii) domestic demand, (iii) private investment and (iv) public spending. In this regard, prolonged conditions, at the global level, that adversely affect the economic growth of Peru would negatively affect the cement sector, which may have an adverse effect on our business, financial condition and results of operations.

International conflicts, such as the current war between Russia and Ukraine, and other geopolitical tensions or conflicts have put upward pressure on international prices, increasing inflation, and therefore adversely affecting our business, financial condition, and results of operations.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing war is highly unpredictable, to date, it has had an adverse effect on global economic conditions and business activity globally and has lead to (i) credit and capital market disruptions, (ii) increases in interest rates and inflation in the market in which we operate and (iii) lower global growth, among others. These developments have caused interruptions in the trade flows of goods produced by Russia and Ukraine (mainly energy and grains) which have generated upward pressure on international prices of those goods. Additionally, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic. As a result of these commercial and financial sanctions, pressure on international prices may continue, even after the war in Ukraine has ended.

Similar pressures have been observed in the price of energy. Russia is a major producer of natural gas, oil and coal. Production and commercial activities have been affected by direct and indirect sanctions. Peru is a net importer of oil, and as such it has been affected by the significant increase in price, generating high levels of inflation. In Peru, the inflation rate in 2022 was the highest annual rate of inflation recorded since 1996. The increase in the price of coal directly affects our business since it is one of the raw materials used in our process and, in 2022, it accounted for 21.3% of our cement production cost. Indirectly, the increase in the price of oil and gas also affects our business, as it generates inflationary pressure throughout, and increases freight prices, which in turn increase import costs.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism and tensions in South America and the Middle East. The foregoing conflicts and any other geopolitical tensions may lead, among others, to a de-globalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

The increase in global freight costs have adversely affected international prices, increasing inflation and therefore impacting our business, financial condition and results of operations.

The current increase in freight prices is due both to demand and supply side issues. On the one hand, there was a surge in demand for goods, as consumers spent their money on goods rather than services during pandemic lockdowns and restrictions. On the other hand, there were capacity constraints, including container ship carrying capacity, container shortages, labor shortages, continued on and off COVID-19 restrictions across port regions and congestion at ports. This mismatch between surging demand and reduced supply capacity then led to record container freight rates during 2021, that remained high during 20222. According to the United Nations Conference on Trade and Development (UNCTAD), this will have a profound impact on trade and undermine socioeconomic recovery, especially in developing countries, until maritime shipping operations return to normal. In Peru, this has already resulted in higher levels of inflation, with inflation reaching 8.5 % in 2022, compared to 6.2% in 2021. Increased freight costs directly affect our business and results of operations since imported materials represent approximately 37.9% of our production costs.

Risks Relating to Peru

Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.

All of our operations and customers are located in Peru. Accordingly, our business, financial condition and results of operations depend on the level of economic activity in Peru. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector), and by other economic and political developments in Peru, including devaluation or depreciation, currency exchange controls, inflation, economic downturns, political instability, corruption scandals, social unrest and terrorism.

In the past, Peru has experienced political instability that included a succession of regimes with disparate economic policies and programs that created uncertainty for domestic and foreign investors. Pedro Castillo became President of Peru, after a disputed election result in 2021. He faced political opposition in the Peruvian Congress, which was highly fragmented, as no political party had achieved a clear majority and at least 10 political parties had minority representation, which led some groups in the Peruvian Congress to ask for his resignation. On December 7, 2022, President Castillo announced his decision to dissolve Congress, to intervene in the Judiciary, the Public Ministry, the Attorney General’s Office, and the Constitutional Court, in addition to the scheduling of an election of a new Congress. These efforts by President Castillo failed due to the immediate rejection by all government bodies, including the cabinet and the armed and police forces. President Castillo was impeached that same day by Congress and arrested in transit to the Mexican embassy in Lima to request political asylum. The then Vice President Dina Boluarte was sworn in as President in accordance with the line of constitutional succession.

In December 2022, a few days into President Boluarte’s term, there were strong protests in the central, southern, and southern Andean areas of the country by sectors of the population that demanded the immediate resignation of Dina Boluarte, the closure of Congress, the call for a Constituent Assembly and freedom of Pedro Castillo. In response, President Boluarte announced that she would propose to Congress an early election for April 2024. The protests escalated in various parts of the country, but subsequently downscaled to some extent. However, as of the date of this annual report, Congress has yet to approve the date of these early elections, and, accordingly, President Boluarte’s mandate is currently scheduled to end in 2026. However, since the political opposition in the Peruvian Congress remains strong, no assurance can be made that impeachment motions will not be presented to the Peruvian Congress against President Boluarte during the remainder of her term. We can provide no assurance that these protests will not escalate again in the future. In addition, the Peruvian government may seek to modify and reform the Peruvian Constitution to expand the role of the government in activities currently undertaken by the private sector in accordance with statements made during the campaign of President Castillo. Although it is expected that a majority of the Peruvian Congress would oppose certain new policies and reforms, we can provide no assurance that policymaking by the government will not be unpredictable. We cannot assure you whether President Boluarte or any of her successors, should an impeachment motion (moción de vacancia) be approved by the Peruvian Congress, will pursue business-friendly and open-market economic policies that stimulate economic growth and stability, and that measures negatively impacting private investment, such as higher taxation or exchange controls, will not be implemented.

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

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 37.9% of our costs, as of December 31, 2022 was denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. We expect to reduce our U.S dollar-denominated costs once we stop requiring imported clinker, most likely during the second half of 2023. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, if the Peruvian government were to institute restrictive exchange rate policies in the future, we might be obligated to seek an authorization from the Peruvian government to make payments on the notes and the guarantees. We cannot assure you that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to make payments under our U.S. dollar-denominated debt and to pay dividends on our American Depositary Shares (“ADSs”).

Increased rates of inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our business, financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the BCRP, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers. During 2022, inflation reached 8.5%, well above the previous five-year average of 2.6%. Supply shocks, including the recent rise in prices of energy, increased freight costs, and the increase in domestic demand explains this increase at a global level. The recent conflict between Russia and Ukraine is likely to exacerbate these effects. Moreover, there has been an increase in interest rates globally, which has an effect on the cost of financing and may adversely affect our business and financial condition if we were to require financing.

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

The effects of any tax reforms that could be proposed in the future and any other changes that result from the enactment of additional reforms have not been, and cannot be, quantified. However, any changes to our tax regime or interpretations thereof (including in connection with the tax rates, tax base (base imponible), deductions rules, payments in advance regime (regimen de pagos a cuenta), time of payment or the establishment of new taxes thereof) may result in increases in our overall costs and/or our overall compliance costs, which could negatively affect our results of operations.

Our operations could be adversely affected by an earthquake, flood or other natural disasters.

Severe weather conditions and other natural disasters in areas in which we operate may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and accordingly have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation and communications services, tourism and commercial activity, caused widespread damage to infrastructure and displaced significant populations. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure. Moreover, the road between our quarry and plant in Piura was flooded and became impassable in 2017, causing increased logistics costs, as we had to transport the raw material required for cement production at our Piura plant by an alternate road. With the rains experienced during the first months of 2023, this road has again become impassable, albeit over a shorter distance than in 2017. We currently have enough inventory to supply raw material to our Piura plant, but we cannot assure you that the road will be fully operational before we need to use it again.

Peru also is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. During March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and landslides, which severely damaged some areas in the north of Peru. Although there was no severe physical damage to our properties, there have been closures of one or more of our franchised stores, inadequate work forces in our markets, temporary disruptions in the supply of products, delays in the delivery of goods and a reduction in the availability of products to these stores. In addition, adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as droughts or floods that impact growing conditions and the quantity and quality of crops, may materially adversely affect the availability or cost of certain commodities or other products within our supply chain. Any of these factors may disrupt and materially adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by government-mandated plant closures.

Public health crises, such as epidemics or pandemics, as well as other events deemed to be public emergencies, may result in the government requiring us to cease our operations. For example, in March 2020, the Peruvian government ordered a state of emergency due to the COVID-19 outbreak, and required us to close our operations from March 16, 2020 until May 18, 2020. This closure had a materially adverse effect on our business, financial condition, and results of operations, in particular during the state of emergency. Although our business recovered well following the required period of closure, we do not know if the government will take similar measures in the future as a result of public health crises or other public emergencies that may have an impact on the Peruvian economy as a whole, the construction sector, our customers’ ability to purchase cement and cement-based products, and/or our customers’ ability to pay for products we have previously sold to them.

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

In 2022, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 74.3% of Peru’s total exports, according to the figures published by the BCRP. Changes in commodity prices in the international markets may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining operations. Lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

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

On March 21, 2018, President Kuczynski announced his decision to resign his office as president, due to allegations of corruption he faced. On March 23, 2018, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. In November 2021, President Vizcarra was impeached, due to alleged illegal payments by construction companies to President Vizcarra during his tenure as regional governor of Moquegua and, later, as Minister of Transport and Communications.

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

In December 2022, President Castillo announced his decision to dissolve Congress, to intervene in the Judiciary, the Public Ministry, the Attorney General’s Office and the Constitutional Court, and to convene the election of a new Congress. This announcement was rejected by all government institutions, including the Public Ministry, the cabinet, and the armed and police forces. President Castillo was impeached that same day by Congress and arrested in transit to the Mexican embassy in Lima to request political asylum. He is currently being investigated and held under preliminary detention.

Although recent history has shown that the macroeconomic stability of the country remains unaffected by political turmoil, we cannot yet assess the political and economic impact these developments may have on the political stability of the country. See “Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.”

Public health crises, including epidemics/pandemics, such as the COVID-19 pandemic, have adversely affected Peru’s economy and therefore our business, financial condition and results of operations.

The COVID-19 pandemic had a material adverse impact on the Peruvian economy in 2020, resulting in volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, adversely affected dynamism of various productive sectors of the economy. Reduced activity in these economic sectors has resulted in reduced employment and less income for families and companies.

In 2021, there was a substantial recovery in the Peruvian economy, with the most dynamic sectors being construction, non-primary manufacturing, commerce and some branches of the service sector, including telecommunications and finance and insurance. However, there are sectors that are still lagging behind in their recovery, especially those with a greater degree of physical interaction such as services related to transportation, accommodations, restaurants and tourism in general.

We cannot assure you that the measures adopted by the Peruvian government to counteract the effects of public health crises, such as COVID-19, or others, will be sufficient over the long term to restore public confidence or to restore economic growth.

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three main groups, which together supply most of the cement consumed in the country, although there are two smaller producers and some imports. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2022, auto-construcción accounted for approximately 76.6% of our cement sales, which proved to be the most resilient sector during the economic crisis generated during 2020 by the COVID-19 pandemic. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all. Despite political uncertainty, cement sales have continued to be strong during 2022. However, we cannot assure you that strong sales will remain during 2023 and beyond, as the economy continues to be affected by external factors such as inflationary pressure, and political uncertainty continues.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2022, approximately 12.7% of our cement sales were derived from private construction (other than auto-construcción) and 10.7% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan has an approved budget of S/25.7 billion (US$7.6 billion). In June 2020, the Peruvian government signed an agreement with the government of the United Kingdom, for the execution of a package of S/7 billion. Through the agreement, the United Kingdom will provide the structure, strategy and governance processes necessary for the timely delivery of all works, promoting efficiency and avoiding corruption. This model has already been used successfully for the construction of the necessary infrastructure for the Lima 2019 Pan American Games, therefore favorable results are expected this time as well. Although execution has been slower than expected, the continuation of this project will continue to boost our sales. However, we cannot assure that public spending for construction projects will continue in the upcoming years. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy accounts for a significant percentage of our production costs. Our principal energy sources are coal, gas and electricity. In 2022, the cost of energy represented approximately 31.0% of our cement production costs, compared to 25.0% in 2021 and 28.7% in 2020 We use a substantial amount of coal as a source of fuel in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo and Piura facilities until 2026. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until 2024. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú’s or ELOR’s operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or “SEIN”). Any interruptions or failures in SEIN’s system would also have a material adverse effect on our business, financial condition and results of operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2022, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 5.1%, compared to approximately 4.5% in 2021. Moreover, during 2022, we had to use imported clinker, to satisfy the sharp and sudden increase in cement demand, and the cost of this imported clinker as a percentage of our cement production costs was approximately 16.3%, compared to 21.3% in 2021. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products. Current increases in import prices, mainly due to freight increases, have affected the price of our admixtures. We have tried to replace, when possible, imported admixtures with local ones to decrease the effect on our cost of production. We are also currently investing to optimize the current capacity at our Pacasmayo plant, in order to produce an additional estimated 600,000 metric tons of clinker per year, in order to reduce our clinker imports. We expect to finish this optimization by the second half of 2023. However, we cannot assure that we will continue to be able to replace imported admixtures or optimize the current capacity at our Pacasmayo plant in the timing expected or at all.

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

In addition, our local bonds due 2029 and 2034, and the “club deal” loan we entered into in 2021, contain covenants that limit our ability and that of our restricted subsidiaries to incur additional indebtedness if we do not meet certain financial ratios. If we are unable to incur additional debt to fund our future strategies, our business could be adversely affected.

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

In addition, key equipment at our facilities, such as our mills and kilns, may deteriorate sooner than we currently estimate. Such deterioration of our assets may result in additional maintenance or capital expenditures and could cause delays or the interruption of our production activities. If these assets do not generate the cash flows we expect, and we are not able to procure replacement assets in an economically feasible manner, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the continued operation of our Pacasmayo and Piura facilities.

Our production facilities in Pacasmayo and Piura are essential to our business. In 2022, approximately 91.1% of our total cement and all of our quicklime was produced at our Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of our Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations. In 2020, the production and commercialization of cement was shut down for over two months, as a consequence of the state of emergency declared to prevent the spread of COVID-19. This halt in production and commercialization for over two months had an adverse effect on our business, financial condition and results of operations, which we were able to partially offset during the second half of the year due to strong demand. However, we cannot assure you that demand will continue to be strong during 2023 and beyond, or that there will not be further shutdowns or closures of significant parts of the economy,

The introduction of cement substitutes into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends on key members of our management and board of directors.

Our success depends largely on the efforts and strategic vision of our executive management team and our board of directors. The loss of the services of some or all of our executive management team or members of our board of directors could have a material adverse effect on our business, financial condition and results of operations.

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all our cement products are sold to consumers in this market. As a result, any adverse economic, political, or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. In 2017, the north of Peru experienced severe rain, landslides, and flooding, which affected the demand for cement, and the ability to ship it, as well as the provision of raw materials since some roads were destroyed. Our plants did not suffer any significant damage as we halted operations to mitigate physical damage. For example, in March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and mudslides, which severely damaged some areas in the north of Peru, particularly the city of Pacasmayo, where we operate. Although there was no severe physical damage to our properties, we were affected by temporary road interruptions, inadequate work force turnout, temporary disruptions in the supply of products, delays in the delivery of our products.

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

Social unrest by local communities may have an adverse effect on our business and results of operations.

Mining is an important part of the Peruvian economy. As of December 31, 2022, mining and oil and gas accounted for approximately 12.3% of the country’s GDP according to the BCRP. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In recent years, Peru has experienced protests against mining projects in several regions around the country. For example, since 2019, there have been on-and-off conflicts in Las Bambas between local communities and China Minmetals Corp, resulting in road blockages and halt in operations repeatedly throughout this period, and is still ongoing. We conduct some extraction activities in our quarries and operate in areas close to local communities. Although we have historically had very good relationships with the local communities where we operate and nearby, we provide no assurance that this will continue to be the case in the future. During 2022, certain groups made social demands relating to agriculture, transportation, mining, which caused instability. In December, social unrest, mainly in the center and south of the country after the impeachment of President Castillo caused further instability and have resulted in an overall slowdown in GDP growth. Further social demands and conflicts may have an effect on the Peruvian economy, and on our business and results of operations.

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

As of December 31, 2022, approximately 21.6% of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

In January 2019, we issued an aggregate of S/570 million in debt securities in two issuances under our local bond program: one in the aggregate principal amount of S/260 million bearing interest a rate of 6.68750% with a term of 10 years, and another in the aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% with a term of 15 years. These issuances contain the same restrictions and covenants as our 4.50% Senior Notes due 2023. And, in 2021, we entered into a “club deal” loan, which also contains restrictive covenants, as well as financial covenants requiring us to meet certain financial ratios tests. Failure to meet or satisfy any of these covenants could result in an event of default under the indenture, the agreements governing our local bonds or our “club deal” loan.

Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.

Our operations are to a certain extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyberattacks. Although we take actions to secure our systems and electronic information through cybersecurity tools, backup and recovery solutions, procedures and policies which are based on Cybersecurity framework NIST 1.1 and ISO/IEC 27001:2013, have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient since cybersecurity threats continue to evolve over time. Any significant information leakage or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operations. Our insurance does not cover any risk associated with any cyber security risks.

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

As of March 31, 2023, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40.0% of our outstanding common shares, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to common shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders of ADSs may receive only the net proceeds from the sale of their preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our History

Cementos Pacasmayo S.A.A. was incorporated in Lima, Peru in 1949, by a group of private investors that founded the company to serve the cement market in the northern region of Peru. Cementos Pacasmayo began its operations in 1957 and is a publicly held corporation (sociedad anónima abierta) organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.cementospacasmayo.com.pe. Information on or accessible through our website is not a part of, nor incorporated by reference in, this annual report.

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2023, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), as of that same date, Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo. S.A.A.

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

The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed our ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and we have begun to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, we completed the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing of our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, we launched our new brand image and updated our vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, we implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to our activities. This certification and related initiatives reiterate our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

●	In November 2018, we launched an offer to purchase for cash a portion of the US$300 million principal amount of our outstanding 4.50% Senior Notes due 2023. The offer expired on December 7, 2018 and we purchased a total of US$168,388,000, or approximately 56.13% of the total outstanding amount of our 4.50% Senior Notes due 2023.

●	On January 8, 2019, the General Shareholders’ Meeting approved the creation of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, we issued an aggregate principal amount of S/570 million in debt securities under our local bond program: one in the aggregate principal amount of S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and the other in the aggregate principal amount of S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase a portion of our 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	In 2020, we were included on the Dow Jones Sustainability (“DJS”) MILA Pacific Alliance Index for the second consecutive year. This index is made up of those companies that demonstrate superior performance among their peers based on social, environmental, and economic criteria.

●	In 2021, given the exponential growth in the demand for cement, in October 2021, the optimization of the capacity of our Pacasmayo plant was approved, in order to produce an additional 600,000 metric tons of clinker, and thus reduce the consumption of imported clinker.

●	In 2022, for the fourth consecutive year, we managed to be part of the annual DJS MILA Pacific Alliance Index, achieving a score of 79 points, which was an improvement of 4 points compared to the previous year. We were the only Peruvian cement company present in DJS MILA Pacific Alliance Index for 2022. In addition, to strengthen our sustainability strategy and especially our commitment to reducing emissions, in 2022, we designated a Sustainability Manager and a Climate Change Managing Director. During 2022, we implemented the ISO 37301 compliance management system, obtaining the certification in January 2023.

Capital Expenditures

We expect to spend approximately S/ 75 million per year over the next three years on recurring capital expenditures necessary to operate our plants and equipment. During 2023, we will incur in additional capital expenditures to finance the optimization of our plant in Pacasmayo. We expect to finance these investments with our current and future cash flows.

The table below sets forth our total capital expenditures incurred in 2022, 2021 and 2020.

	Year ended December 31,
(in millions of S/)	2022	2021	2020

Concrete and aggregates equipment	18.8	27.9	24.9
Piura plant projects	17.1	15.1	17.0
Pacasmayo plant projects	149.7	45.4	16.9
Rioja plant projects	4.5	8.9	3.4
Other investing activities		-	0.5
Total	190.1	97.3	62.7

B. Business Overview

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 65 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2022, our cement shipments were approximately 3.4 million metric tons, representing an estimated 23.9% share of total cement shipments in Peru. Cement volumes in 2022 decreased by 5.4% compared to 2021. 2021 was an all-time record year in terms of our cement shipments, with an increase of 39.6% versus 2019, which was our previous record year. We believe the construction sector has significant potential to grow with the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following the impact of El Niño weather conditions in the first four months of 2017. Our current challenge is to sustain cement sales volume levels in 2023.

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

We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line with 240,000 metric tons of installed annual cement production capacity. We finished construction of our plant in Piura in 2015. This facility has annual production capacity of 1.6 million metric tons of cement. In September 2015, we began cement production, and clinker production began in January 2016. During 2021, we decided to optimize our capacity at our Pacasmayo plant, in order to add an estimated 600,000 metric tons of clinker capacity per year. This should be completed during the second half of 2023.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 240 independent retailers and 341 hardware stores as of December 31, 2022, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2022	2021	2020
Economic data(1):
Change in GDP	2.9%	13.2%	(11.1)%
Change in construction sector in Peru	3.5%	34.7%	(15.6)%
Operating data:
Capacity (thousands of metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	2,780	2,780	2,780
Production (thousands of metric tons):
Cement production	3,436	3,632	2,590
Clinker production	2,198	2,036	1,477
Utilization rate at Pacasmayo plant(2):
Cement	61.0%	67.9%	45.1%
Clinker	62.3%	58.6%	47.5%
Utilization rate at Rioja plant(2):
Cement	69.8%	76.8%	59.8%
Clinker	85.7%	94.4%	70.9%
Utilization rate at Piura plant(2):
Cement	85.1%	82.7%	63.7%
Clinker	100.0%	89.3%	56.6%

Gross profit (S/ million)	652.0	559.4	375.3
Gross profit margin(3):	30.8%	28.9%	29.0%
EBITDA (S/ million)	493.9	453.9	315.3
EBITDA margin	23.3%	23.4%	24.3%
Profit (S/ million)	176.8	153.2	57.9
Profit margin	8.4%	7.9%	4.5%

(1)	Source: BCRP.

(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(3)	Gross profit margin is equal to gross profit as a percentage of net sales.

Non-IFRS Financial Measure and Reconciliation

We define EBITDA as net profit minus finance income and plus finance costs, income tax expense, and depreciation and amortization, and plus or minus gain from exchange difference, net.

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

The following table sets forth the reconciliation of our profit to EBITDA:

	Year ended December 31,
	2022	2022	2021	2020
	(in millions of US$)	(in millions of S/)	(in millions of S/)	(in millions of S/)

Net profit	46.4	176.8	153.2	57.9
Income tax expense	22.4	85.6	70.9	28.0
Finance income	(0.9)	(3.3)	(2.9)	(3.0)
Finance costs	24.9	95.1	89.0	88.7
Net (loss) gain derivative financial instruments recognized at fair value through profit or loss	—	0.1	(0.6)	(5.3)
Liquidation of financial instruments	—	—	—	—

Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	—	—	1.6	—

Loss from exchange difference, net	0.4	1.1	7.1	9.8
Depreciation and amortization	36.3	138.5	135.6	139.2
EBITDA	129.5	493.9	453.9	315.3

(1)	Calculated based on an average exchange rate of S/3.814 to US$1.00 as of December 31, 2022.

Peruvian Cement Market

Peru reached a 2.9% GDP growth rate in 2022. From 2017 to 2022 GDP grew at a compound annual growth rate, (“CAGR”), of 1.7%. Growth during this period was accompanied by low inflation, which averaged 2.88% per year. In addition, as of December 31, 2022, the government had accumulated foreign exchange reserves of approximately US$74.0 billion, and the sovereign long-term debt rating was investment grade from each of the three major international credit rating agencies. Although this economic growth had resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 20.2% in 2019, the COVID-19 pandemic took a toll on it and in 2020 poverty levels increased 9.9 percentage points. Fortunately, poverty levels for 2021, which is the last available data, decreased by 4.2 percentage points, reaching 25.9%.

We sell substantially all our cement in the northern region of Peru, which in 2022 accounted for approximately 32.9% of the country’s population and 20.0% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 1.9% of all the cement consumed in the country coming from imports, and approximately 3.6% coming from a small domestic producer. From 2017 to 2022, total cement consumption in Peru increased 2.3% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2022 sales to the auto-construcción segment accounted for approximately 76.6% of our total sales of cement, private construction projects accounted for 12.7%, and public construction projects accounted for the remaining 10.7%. Approximately 88.3% of our total cement sales in 2022 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready-mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years, and we are continuing the development of our strategy to become a building solutions company.

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and our ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, every year we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2022, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the tenth consecutive year, in recognition of our achievement of corporate goals in a socially responsible manner, principle that is ingrained in our corporate culture and business strategy. Also, we were included for the fourth consecutive year as part of the 2022 DJS MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In February 2023, we were selected to be part of The Sustainability Yearbook 2023, for the third consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. With around 7,800 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

Despite the difficulties encountered globally due to the COVID-19 pandemic and the war in Ukraine, we were able to generate a record S/493.9 million in EBITDA during 2022, the highest in company history.

This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2022, the northern region accounted for approximately 32.9% of the country’s population and 20.0% of its GDP. From 2018 to 2022, GDP in the northern region increased at a CAGR of 1.9%. During the same period, our cement sales volume grew at a CAGR of 12.4%, above northern region GDP mainly due to increased public spending resulting from the government’s reconstruction plan after El Niño in 2017, and the resilience of the auto-construcción segment, mainly driven by high employment levels in agriculture which is prominent in the North.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 240 independent retailers and 341 hardware stores as of December 31, 2022, primarily small, local stores in the northern region, through which we distribute our cement products, as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

During 2021, we decided to invest approximately US$70 million to optimize our current capacity at our Pacasmayo plant, in order to produce an additional estimated 600,000 metric tons of clinker per year. Due to the sudden and sharp increase in demand since the second half of 2020, we have had to import clinker, which negatively affects our margin due to higher cost of production. This optimization, when completed during the second half of 2023, will allow us to stop importing clinker, if demand remains around current levels, as we currently expect.

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

In 2019 we developed new value propositions that we believe will enable us to offer our clients the best experiences. We designed Journey Maps together with the commercial and marketing areas wherein we detailed the experience of our various clients to identify our strengths and those aspects that we need to improve. Under this approach, in 2022 we continued developing, and in some cases, consolidating our digital platforms:

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

Strong relationship with local communities

Since we began operations 65 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students as well as UTEC, a leading technical university. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, as of December 31, 2022, Tecsup had graduated over 14,333 students in various technical fields, some of whom currently work for us and our affiliates.

Highly experienced and professional management and board of directors

Our management team, with an average of 15 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru’s business leaders and former senior government officials. Since 2009, we have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange (recently renamed S&P/BVL Peru General ESG Index), and since 2019 we have been selected as part of the DJS MILA Pacific Alliance Index.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products, under 2 brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others. Moreover, in 2018 we launched a new corporate image and future vision, transforming ourselves from a cement producer to a building solutions company. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. For the industrial segment and under our PacasPro brand, we continue with the digitalization of the purchasing process and of the use of our products and services. For our mass channel and self-builders we have Mundo Experto, an ecosystem that integrates physical and digital solutions, improves the purchasing experience and contributes to the professionalization and formalization of the construction market. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes.

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

Continue to strengthen our enterprise risk management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption, bribery and money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks. Along these lines, since 2018, we have implemented the ISO 37001 Anti-bribery management systems obtaining the certification every year since 2019. This certification confirms that our management system is designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. We believe this certification reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance. Also, to continue to strengthen our management systems, during 2022 we implemented the ISO 37301 compliance management system, obtaining certification in January 2023.

Maintain high environmental, social and governance standards

We are committed to maintaining high environment, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange. Furthermore, in 2022, we received the Top Social Responsibility Award (Distintivo de Empresa Socialmente Responsable) for the tenth consecutive year, in recognition of our achievement corporate goals in a socially responsible manner, a principle that is ingrained in our corporate culture and business strategy. Furthermore, in 2022 we obtained a special distinction in the Environmental category. Also, we were included for the fourth consecutive year as part of the DJS MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria.

In February 2023, we were chosen to be part of The Sustainability Yearbook for the third consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score.2021 was the first year that Peruvian companies were included as part of the Yearbook, and we are the only Peruvian cement company to be included for two consecutive years. With around 7,800 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability. This achievement is a recognition of our extraordinary efforts to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Likewise, in 2022 we were recognized with first place in the category “Leading Company in Investor Relations Peru” in the “ALAS 20-Agenda Sustainable Leaders” award, organized by GOVERNART in Peru and other countries in the region.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2022, cement, concrete, mortar and precast accounted for 92.1% of our net sales and quicklime accounted for 2.0%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2022 represented 5.8% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2022	2021	2020
Cement, concrete, mortar and precast	3,435	3,632	2,581
Quicklime	46	69	59

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2022	2021	2020
Cement, concrete, mortar and precast	1,963.8	1,784.5	1,185.2
Construction Supplies (1)	114.0	113.9	32.5
Quicklime	37.9	39.1	78.2
Others	—	0.3	0.4
Total	2,115.7	1,937.8	1,296.3

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended cement, which represented 83.5% of our cement sales in 2022. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 72%, below the average value for similar producers globally of approximately 76%.

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following six types of cement products designed for specific uses:

●	Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

●	Type MS/MH/R (called Fortimax3). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration and is resistant to contact with alkaline reagents.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

●	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

●	Type IL. Type IL cement is a blended Portland limestone cement. These cements are more environmentally friendly than Portland cements and have very similar performance to Portland Type I/II cements

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

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

●	Concrete precast. We produce and sell concrete precast, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete precast for structural and non-structural uses.

●	New cement based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

⮚	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

⮚	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications

⮚	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.

⮚	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.

⮚	New Jersey Walls: Safety barriers used to separate traffic flows

⮚	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

⮚	Viaforte Type MH: Cement of moderate heat of special hydration for stabilization of soils and road bases. The cement provides greater workability and less risk of cracking on site, also ensuring greater durability to the structure

⮚	Bagged Dry Concrete: Pre-dosed mixture of cement, aggregates (Stone and Sand) and additives, that only requires the addition of water indicated on the package and mixing (manual or mechanical) to be used immediately

⮚	Corner block: Product that complements the structures built with our precast, giving better functionality to any corner.

⮚	Beam block: Product that is used to confine the upper part of walls built with our precast.

⮚	Concrete pipes: Precast reinforced concrete pipes that are installed without the need to open pit ditches or dredging of maritime floors. The main use of the driving pipe is to collect seawater (inlet pipe) and to bring brackish water back out to sea (outfall pipe). We have built a 1.5 kilometer long underwater outfall project for the Talara Refinery, where it is necessary to build a water collection system for its fire and cooling system.

⮚	Sheet piles presented and assembled: Concrete piles that can be pre-stressed or reinforced (they are two different types of manufacturing) that sink one alongside the other, forming a containment structure, used as riparian defenses. We manufacture pre-stressed and reinforced sheet piles that can form a coastal defense for rivers, ensuring the containment of water during rainy events, reducing the vulnerability of cities to floods.

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

Production Process

Cement Production Process

The diagram below depicts the standard cement production process, which consists of the following main stages:

●	extraction and transportation of limestone or coquina (seashells) from the quarry;

●	grinding and homogenization to make the raw material of consistent quality;

●	clinkerization;

●	cement grinding;

●	storage in silos; and

●	packaging, loading and distribution.

Extraction of raw materials. To produce cement, limestone/coquina are extracted from our quarries. We use explosives to loosen the limestone and deploy bulldozers to remove dirt and the overburden covering the limestone. We crush the limestone in our primary and secondary cone crusher and the resulting limestone is loaded into trucks and hauled to our Pacasmayo or Rioja facilities from the adjacent quarry where it is stored. In the case of Piura, our surface miner drills out our coquina quarry and then it is also loaded into trucks and hauled to the Piura plant.

Grinding and homogenization. Limestone/coquina, clay and sand are mixed with iron that is acquired from third parties. The quality of the resulting raw meal is monitored by examining samples of each batch and processing them through our quality control x-ray software that automatically measures the mix of materials to confirm the blend is in compliance with our quality standards. Subsequently, the raw meal is sent to a blending silo and then to a storage silo from where it is fed into the pre-heater.

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

Raw Materials and Energy Sources

Limestone and Other Calcareous Resources

We obtain limestone required to produce clinker and quicklime principally from land where we have concession rights. For our Pacasmayo plant, we extract limestone from our Acumulación Tembladera quarry located approximately 60 kilometers from the plant, and for our Rioja plant, we extract limestone from our Calizas Tioyacu quarry which is adjacent to our Rioja plant. For our Piura plant, we extract coquina from Virrilá quarry, located approximately 120 kilometers from the plant.

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

Virrilá. For our Piura production, we also have a group of concessions with an indefinite term to extract coquina and other minerals from our Virrilá quarry, a 931 hectare open-pit mine located in the district of Sechura, in the department of Piura. We acquired these concessions between 2000 and 2008.

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

Electricity

As of December 31, 2022, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

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

In addition, we have a medium-term electricity supply contract with ELOR to supply the Rioja facility, which was recently extended until 2024. ELOR supplies the Rioja facility with six megawatts of electricity at peak hours and eight megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

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

In 2022, approximately 88.3% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11.4% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of 341 local hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

Even though our ready-mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years. Additionally, we sell and distribute other construction materials manufactured by third parties that are used alongside cement, such as steel rebar, plastic pipes and electrical wires, among others.

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

Our marketing expenses in 2022 were approximately S/6.4 million, or 0.1% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

We have been working consistently in recent years to focus time and attention on our client’s needs, in an effort to go beyond just selling cement and its byproducts, to providing solutions and innovating. Consequently, we were well-positioned to leverage these initiatives during the ongoing pandemic period. The self-construction segment has been the primary driver behind the growth in sales volume during 2022. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed Mundo Experto, which is a virtual ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, Caliza Cemento Inca and Mixercon. The south is principally served by Cementos Yura and Cementos Sur. In 2022, our cement shipments were approximately 3.4 million metric tons, representing an estimated 23.9% share of total cement shipments in Peru.

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

In August 2021, Law 31347, that modifies the Mine Closure Law (Law 28090), specifying aspects such as mandatory, administrative and oversight powers, opportunity for presentation and approval, applicable guarantees, periodic reports to be presented to various authorities, among others was approved.

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

Technical Regulation on Hydraulic Cement

On January 21, 2022, the Government published D.S. 1-2022-PRODUCE, which approves the Technical Regulation on Hydraulic Cement Used in Buildings and Constructions in General, through which various aspects are regulated that will allow verification of compliance with the minimum safety requirements of cement. Originally, the Regulation entered into force six months after its publication, later extended to July 22, 2023 by D.S. 10-2022-PRODUCE, a period in which all the parties involved (public entities, national manufacturers, importers, laboratories, chain of supply, among others) must adapt their protocols to comply with the provisions of the Regulation.

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

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Limites Máximos Permisibles, or “LMPs”) for cement industries (approved by Supreme Decree No. 001-2020-MINAM). These standards are legally enforceable, and all cement industry operations are required to comply with them.

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notices; fines of up to 600 tax units (Unidad Impositiva Tributaria) (S/2,970,000); restrictions, suspensions or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

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

Law 30754, published on April 18, 2018, approved the Framework Law on Climate Change. This law establishes the principles, approaches and general provisions to coordinate, articulate, design, execute, report, monitor, evaluate and disseminate public policies for the integral, participatory and transparent management of adaptation to and mitigation of the effects of climate change. It also established that the Ministry of the Environment (Ministerio del Ambiente) will establish the guidelines to add analyses of climate risk and vulnerability, as well as the mitigation and adaptation measures to address the effects of climate change, in the evaluation of investment projects subject to the National Environmental Impact Assessment System.

This law aims to reduce the vulnerability of the country to climate change, take advantage of opportunities for low carbon growth and fulfill the international commitments assumed by the government of Peru before the United Nations Framework Convention on Climate Change, with an intergenerational approach.

The Regulation of the Framework Law on Climate Change was approved on December 31, 2019 by Supreme Decree No. 013-2019-MINAM. The objectives set forth in the Regulation will be met through the implementation of climate change adaptation and mitigation measures, the creation of systems that contribute to account for carbon dioxide emissions, the reduction of carbon dioxide emissions and the promotion of private sector participation in the execution of sustainable and low-carbon projects. However, to date, no concrete measures or goals have been established, nor have any deadlines for their fulfillment.

In Peruvian legislation, there is no form of emissions trading scheme.

On January 25, 2022, Supreme Decree No. 003-2022-MINAM was published, declaring the climate emergency of national interest and providing guidelines and priority actions for the adaptation to and mitigation of the effects of climate change.

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

Cultural Heritage Protection

If the design and development of cement industry activities involves the removal of topsoil, a Certificate of Non-Existence of Archaeological Ruins (Certificado de Inexistencia de Restos Arqueológicos, or “CIRA”) from the Ministry of Culture (Ministerio de Cultura) with respect to the area under construction must be obtained. The CIRA will either certify that on the surface of the evaluated area no archaeological sites or features were discovered or will identify their exact location and extent in order to implement precautionary measures to protect the archaeological artifact. The CIRA is valid for an unlimited period but will become void should any archaeological artifacts be accidentally discovered during the construction works or due to any natural cause. In such an instance, the company must stop the construction work immediately and notify the Ministry of Culture. Failure to stop the construction work may generate civil and criminal liabilities. Under certain exceptional circumstances, Peruvian legislation allows the removal of archeological artifacts when the area is required for development of projects that are of national interest.

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

On June 25, 2021, Law 31246 was published, which modified the current Law on Safety and Health at Work to guarantee the right of workers to safety and health at work in the face of epidemiological and health risk.

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

On January 7, 2021, Law No. 31112, Law that establishes the Prior Control of Business Concentration Operations, was published in the Official Gazette “El Peruano”, which entered into force in January, 2021, together with its Regulations, approved by Supreme Decree No. 039-2021-PCM. This law establishes a system of prior control of business concentration operations in order to promote effective competition and economic efficiency in the markets for the welfare of consumers.

C. Organizational Structure

Cementos Pacasmayo S.A.A. is part of the Hochschild Group. As of March 31, 2023, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through ASPI, as of that same date Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo.

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report.

The following is a brief description of the principal activities of our consolidated subsidiaries.

●	Cementos Selva S.A.C. is engaged in the production and marketing of cement and other construction materials in the northeast region of Peru. It also owns all of the equity shares of Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

●	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

●	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

Other immaterial, non-operating subsidiaries

●	Salmueras Sudamericanas S.A. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project,

●	Soluciones Takay S.A.C. is a platform that connects families that want to build with certified professionals.

●	150Krea Inc. seeks to develop a business in the United States relating to digital innovation in the construction industry

●	Corporación Materiales Piura S.A.C. is a non-operating company that owns some mining properties located in Piura.

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

Pacasmayo Facility

As of December 31, 2022, our Pacasmayo facility had 9 kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 1,034,880 metric tons and six vertical shaft kilns with total installed annual clinker production capacity of 465,120 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.5 million metric tons. In 2021, due to the exponential growth in cement sales, we decided to invest approximately US$70 million to optimize our current capacity at our Pacasmayo plant, in order to produce approximately 600,000 additional metric tons of clinker per year. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric tons. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2022, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

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

Ready-Mix Concrete Facilities

We also have 22 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Pacasmayo and Tarapoto among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2022, our ready-mix operations had 191 mixer trucks, 34 concrete pumps and 2 pavers available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

	As of and for the year ended December 31,
(in thousands of	2022			2021			2020
metric tons, except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,768	61.0%	2,900	1,970	67.9%	2,900	1,307	45.1%
Piura facility	1,600	1361	85.1%	1,600	1,324	82.8%	1,600	1,020	59.8%
Rioja facility	440	307	69.8%	440	338	76.8%	440	263	63.7%
Total	4,940	3,436	69.6%	4,940	3,632	73.5%	4,940	2,590	52.4%
Clinker:
Pacasmayo facility	1,500	935	62.3%	1,500	879	58.6%	1,500	712	47.5%
Piura facility	1,000	1,023	100.0%	1,000	893	89.3%	1,000	566	56.6%
Rioja facility	280	240	85.7%	280	264	94.3%	280	198	70.9%
Total	2,780	2,198	79.1%	2,780	2,036	73.2%	2,780	1,476	53.1%
Quicklime(2):
Pacasmayo facility	240	46	19.2%	240	69	28.8%	240	55	22.7%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.

(2)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

Summary Disclosure (229.1303)

Map of Mining Concessions of Cementos Pacasmayo S.A.A. and subsidiaries.

The following map of Peru shows the location of the Peruvian mining properties of Cementos Pacasmayo S.A.A. and subsidiaries. The mining properties are located in Piura, Lambayeque, Cajamarca, Amazonas, Ica, Cusco, San Martin, La Libertad and Ancash Region.

Figure 1 General map of the mining properties and industrial facilities of Cementos Pacasmayo S.A.A. and subsidiaries

The map shows the mining properties and industrial facilities of Cementos Pacasmayo and its subsidiaries.

General description of mining properties and operations

Cementos Pacasmayo’s mining properties in Peru were obtained through administrative procedures of INGEMMET. Mineral properties in Peru are classified according to the type of ore (i.e. metallic and non-metallic).

Cementos Pacasmayo has mining properties in exploration, development and production stages. Cementos Pacasmayo has three material properties (Tembladera, Virrilá, and Tioyacu), all of which are in the production stage.

Table 1 provides an overview of Cementos Pacasmayo’s material properties, including relevant information for each quarry.

Mining Property	Mining concessions	Location of the mining concession	Percentage of ownership interests	Operator	Surface area (ha)	Stage of the mining concession	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Production 2022 (Ton)	Production 2021 (Ton)	Production 2020 (Ton)
Tembladera	Acumulación Tembladera	Cajamarca	100%	San Martin Contratistas Generales S.A.	3,391	Production	Yes	EIA(1) and others	Open Pit / Limestone	Industrial facilities(2)	1,727,182	1,629,895	837,029
Virrilá	UEA Virrilá	Piura	100%	San Martin Contratistas Generales S.A.	38,226	Production	Yes	EIA(1) and others	Open Pit / Coquina	Industrial facilities(2)	1,766,003	1,465,709	748,722
Tioyacu	Calizas Tioyacu	San Martin	100%	Cementos Selva S.A.C.	400	Production	Yes	EIA(1) and others	Open Pit / Limestone	Industrial facilities(2)	421,636	377,702	208,935

Table 1 Main mining properties of Cementos Pacasmayo S.A.A. and subsidiaries

(1)	Environmental Impact Study (EIA)
(2)	Cement plants are governed by the laws of the industrial sector.

A. Summary of Mineral Resources and Mineral Reserves

Tables 2 and 3 summarize the mineral resources and reserves of the mining properties of Cementos Pacasmayo and subsidiaries.

Table 2 Summary of mineral resources (exclusive of reserves) of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2022.

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resource		Inferred Mineral Resources
	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)
Limestone:
Acumulación Tembladera	127.4	49.4	35.7	50.2	163.1	49.6	74.1	50.3
Calizas Tioyacu	0.07	50.1	0.13	47.1	0.20	48.1	19.7	45.9
Coquina:
UEA Virrilá Total	17.4	49.7	29.0	49.5	46.4	49.5	3.9	46.4

*	Table 2 is based on the following cement prices: Tembladera/Pacasmayo (S/599.5 per ton) and Virrilá/Piura (S/668.8 per ton) and other non-material information underlying the model, which were updated as of December 31, 2022. Also, technical and economic information assumed for the Mineral Resources estimation in the model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summaries (TRS) 229.601 (Item 601) Exhibits 96.1, 96.2, and 96.3 to our 2021 Form 20-F.

Table 3 Summary of Mineral Reserves of Cementos Pacasmayo S.A.A. and subsidiaries’ properties at December 31, 2022.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)
Limestone:
Acumulación Tembladera	62.1	49.5	12.2	49.6	74.3	49.5
Calizas Tioyacu	6.3	50.3	4.7	47.3	11.0	49.0
Coquina:
UEA Virrilá Total	42.6	49.8	2.9	47.7	45.5	49.7

*	Table 3 is based on the following cement prices: Tembladera/Pacasmayo (S/ 599.53 per ton), Virrilá/Piura (S/668.8 per ton) and Tioyacu/Rioja (S/735.9 per ton) and other non-material information underlying the model, which were updated as of December 31, 2022. Also, technical and economic information assumed for the Mineral Resources estimation in the model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summaries (TRS) 229.601 (Item 601) Exhibits 96.1, 96.2, and 96.3 to our 2021 Form 20-F.

Acumulación Tembladera Individual Disclosure (229.1304)

Property description

Location

The Tembladera property is located in Yonan district, Contumaza province, Cajamarca region, Peru at longitude -79.123393° W and latitude -7.245671° S. It is located 60 kilometers from the cement plant.

The area of the mining concession is 3,390.97 Hectares. The mining rights are granted by INGEMMET through a Presidential Resolution.

Cementos Pacasmayo S.A.A. owns the mining concession and it is registered as “Acumulación Tembladera” as a non-metallic mining concession.

Pacasmayo cement plant and Acumulación Tembladera mining concession are shown in Figure 1 while the locations of the Acumulación Tembladera and the cement plant are shown separately in Figures 2 and 3, respectively.

Figure 1 Pacasmayo cement plant and Acumulación Tembladera

Figure 2 Acumulación Tembladera

Our Pacasmayo cement plant is shown in Figure 3.

Figure 3 Pacasmayo cement plant

Infrastructure

The Tembladera quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, access and roads have been installed.

Energy is supplied by Hidrandina S.A. Company, which obtains energy from the national grid. Energy distribution is overhead and at medium voltage of 2.3 kilovolts. The quarry also has an electrical sub-station. The sub-station area is 1,062 square meters.

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

The Tembladera quarry can be accessed by air from Lima to Trujillo (1 hour) and by land from Trujillo to Tembladera Quarry. The route is from Trujillo to Pacasmayo (112.6 kilometers), from Pacasmayo to Ciudad de Dios (14.3 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera - Security point (0.8 kilometers), for a total of 747.1 kilometers. The entire route is paved. Alternatively, the quarry can be accessed by air from Lima to Chiclayo, time average 1.15 hrs. of flight, and from Chiclayo to Ciudad de Dios (86.8 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera – Security point (0.8 kilometers). The entire route is paved.

The Tembladera quarry’s personnel come from the town of Tembladera, adjacent to the quarry. Others come from Cajamarca and La Libertad region.

Personnel from the town of Tembladera are transported to the quarry in buses and pickup trucks.

Mining Concession Ownership and Area

The Tembladera Accumulation was granted by Resolution No. 01989-2002-INACC/J of the National Institute of Concessions and Cadastre (Instituto Nacional de Concesiones y Catastro).

The procedure to obtain a mining concession is established in the General Mining Law (Supreme Decree 014-92-EM) and its Regulation Legislative Decree 020-2020-EM.

The mining concession is in the owner’s name of Cementos Pacasmayo S.A.A. and is also registered as “Acumulación Tembladera” as a non-metallic mine.

Cementos Pacasmayo has the surface rights to the area of operation in the Tembladera quarry.

Cementos Pacasmayo pays for the right to use the concession Acumulación Tembladera with unique code 010001801L. These payments must be made from the first working day of January to June 30 of each year, providing the financial entities the unique code of its mining right. The Acumulación Tembladera concession payment is equivalent to US$3.00 per hectare.

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004, which was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo S.A.A currently pays the Mining Royalty (see note 29 to our consolidated financial statements included in this annual report).The payment to the Peruvian government is made through (SUNAT), which is the entity designated to control this consideration for the use of natural resources, and such payment is made through an application that the tax authority has made available to those required to pay.

If the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Set forth below is additional information, as relevant to the particular property.

Mining activities on the property and industrial in the cement plant

Tembladera Quarry

The Tembladera quarry, located in the Acumulación Tembladera mining concession, is currently in production stage. The Tembladera quarry is an open-pit mine that uses explosives to fragment the limestone rock. After crushing, the material is loaded onto trucks to be transported from the quarry to the cement plant located in Pacasmayo.

Figure 4 shows the flowsheet of mining processes at the Tembladera quarry. Further details of the process are provided in Exhibit 96.1 to our 2021 Form 20-F.

Figure 4 Diagram of mining process of the Tembladera quarry

Pacasmayo cement plant

The Pacasmayo plant is subject to the laws of the industrial sector, according to current Peruvian regulations.

The Pacasmayo plant is located at Pacasmayo District, Pacasmayo Province, La Libertad Region. This plant is 67.3 kilometers from the Tembladera quarry. The Pacasmayo plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, sand, iron and clays as raw materials. The specific mix of raw materials produces the clinker necessary for the production of cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 5 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.1 to our 2021 Form 20-F.

Figure 5 Pacasmayo plant process block diagram

Tembladera Quarry

The Tembladera quarry has been operating for 65 years. The material extracted from the quarry is used to supply the Pacasmayo plant. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tembladera quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 to our 2021 Form 20-F.

Facilities

The Tembladera quarry has facilities such as offices, blasting explosives warehouse, electrical substation, maintenance shop, lubricant warehouse, gas station, oil tank, guardhouse, limestone field, dining room, laboratory, truck scale, ore belt, loading tunnel, meteorological station, safety trench and septic tank.

Pacasmayo Plant

The Pacasmayo plant has been in operation for 65 years. The Pacasmayo plant uses the limestone extracted from the Tembladera quarry in the manufacture of cement and quicklime.

The equipment in operation at the Pacasmayo plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo personnel. The Pacasmayo plant is currently being optimized with a modern, state-of-the-art clinker production line in order to increase production. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 to our 2021 Form 20-F.

Facilities

The Pacasmayo plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/ 732,147,286 as of December 31, 2022.

History

By means of Resolution No. 01989-2002-INACC/J dated November 4, 2002, the National Institute of Concessions and Cadastre and granted Cementos Pacasmayo, the non-metallic concession title called “Acumulación Tembladera” with code No. 01-00018-01-L.

The property dates back to the date of its oldest integral concession: “Norte No. 1” granted by the Regional Mining Office of Cajamarca by Ministerial Resolution No. 267 of June 30, 1950, in benefit of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo, from 1957 until 2013 when Calizas del Norte S.A.C. (CALNOR) was incorporated. CALNOR engaged in activities from January 2014 until May 2016. San Martin Contratistas Generales S.A. has engaged in activities from October 2016 to the present.

Property Encumbrances

Cementos Pacasmayo S.A.A. does not make any payments with respect to encumbrances for the Acumulación Tembladera property. The Acumulación Tembladera mining concession currently has no outstanding payments with respect to infractions and penalties.

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

Table 1 shows the stratigraphic column of the area of the Tembladera quarry. Sedimentary rocks corresponding to the Cajamarca Formation and the Upper Cretaceous Celendín Formation outcrop in the project area as described below.

Table 1 Stratigraphic Column of the Tembladera quarry

System	Series	Stratigraphic Unit		Intrusive		Lithologic Description
Quaternary	Recent	Fluvial Deposit	Qr-fl	rocks		Fluvial origin
		Alluvial Deposit	Qr-al			Alluvial origin
Tertiary	Lower			Andesite	T-an	Intrusion of andesitic dykes longitudinally into the deposit rock mass.
Cretaceous	Upper	Celendin Formation	Ks-ce			Thin layers of clayey nodular limestone, interbedded with marls and lutites.
		Cajamarca Formation	Ks-c			Limestone of marine origin of whitish to light gray color.
		Quilquiñan Group	Ks-q			Lutites and marls with some calcareous intercalations.

Figure 1 Geological section of Tembladera quarry

Resources and Reserves

Table 2 shows the mineral resources at the Tembladera quarry as of December 31, 2022.

Table 2 Mineral Resources (exclusive of reserves) as of December 31, 2022 based on cement price of S/599.5 per ton

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)
Measured resources	127.4	49.4	0.3	1.8	1.7	48.6
Indicated resources	35.7	50.2	0.1	1.6	1.4	48.6
Measured + Indicated resources	163.1	49.6	0.2	1.7	1.7	48.6
Inferred resources	74.1	50.3	0.3	1.6	1.4	48.6

The Mineral resources estimation considered the expected price of cement, the complete forecast horizon contemplates perpetuity is included at the end of the 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 3 shows the mineral Reserves at the Tembladera quarry.

Table 3 Mineral Reserves at the end of the 2022 fiscal year based on cement price of S/599.5 per ton

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)
Proven reserves	62.12	49.5	0.3	1.5	1.6	49.5
Probable reserves	12.23	49.6	0.2	1.5	1.5	49.5
Total Reserves	74.35	49.5	0.3	1.5	1.6	49.5

The Mineral Reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at the End of the Fiscal Year

Table 4 shows the difference between the mineral resource estimates as of December 31, 2022 and 2021.

Table 4 Resources for the last two fiscal years expressed in millions of tons.

	Resources as of Dec. 31, 2022	Resources as of Dec. 31, 2021	Discrepancy
Measured resources	127.4	128.3	The difference is due to the annual consumption of limestone used in the cement plant and the updated quarry stability design.
Indicated resources	35.7	37.6	The difference is due to the annual consumption of limestone used in the cement plant and the updated quarry stability design.
Measured + Indicated resources	163.1	165.9	The difference is due to the annual consumption of limestone used in the cement plant and the updated quarry stability design.
Inferred resources	74.1	74.2	The difference is due to the annual consumption of limestone used in the cement plant and the updated quarry stability design.

*	Some techniThe for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601) Exhibit 96.1 to our 2021 Form 20-F. All mineral resources are estimated at cement plant. The updated average price is S/599.5 per ton of cement at nominal values, perpetuity is included at the end of the 30-year projection.

Table 5 shows the difference between the mineral reserve estimates at the end of this fiscal year and the previous fiscal year.

Table 5 Reserves as of December 31, 2022 and 2021 expressed in millions of tons.

	Reserves as of Dec. 31, 2022	Reserves as of Dec. 31, 2021	Discrepancy
Proven reserves	62.1	66.5	Mineral reserve estimation for 2022 considered 30 years as LOM due to economic issues of price and cost forecast. Main differences are supported by annual limestone consumption to produce cement.
Probable reserves	12.2	10.5	Mineral reserve estimation for 2022 considered 30 years as LOM due to economic issues of price and cost forecast. Main differences are supported by annual limestone consumption to produce cement.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Tembladera Quarry and Pacasmayo plant 229.601 (Item 601) Exhibit 96.1 to our 2021 Form 20-F, and which were updated as of December 31, 2022. All mineral Reserves are estimated at cement plant. The updated average price is S/599.5 per ton of cement, average of the 30-year projection, at nominal values.

Previously disclosed

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tembladera quarry in our 2021 Form 20-F. Further details are provided in Exhibit 96.1 to our 2021 Form 20-F.

Exploration

Cementos Pacasmayo did not conduct any exploration activity at the Tembladera quarry during the year ended December 31, 2022. Cementos Pacasmayo is developing a drilling campaign in order to further refine mineral reserve estimates.

Virrilá Individual Disclosure (229.1304)

Property description

Location

The Virilá property is located in the Sechura District, Sechura Province, Piura Region, Peru at longitude -80.766994° W and latitude -5.922731° S. The concessions are registered in INGEMMET as Virrilá 3, Virrilá 4, Virrilá 6, Virrilá 7, Virrilá 8, Virrilá 9, Virrilá 10, Virrilá 11, Virrilá 12, Virrilá 13, Virrilá 14, Virrilá 15, Virrilá 16, Virrilá 17, Virrilá 18, Virrilá 19, Virrilá 20, Virrilá 21, Virrilá 22, Virrilá 23 and Bayovar N° 4 with mining activity.

The area of the mining property is 38,226.00 hectares. The mining rights are granted by INGEMMET through a Presidential Resolution.

Cementos Pacasmayo owns the mining concession and it is registered as “Unidad Económica Administrativa (“UEA”) Virrilá” as a non-metallic mining concession.

Cementos Pacasmayo currently has an agreement with the Fundación Comunal San Martin de Sechura for the use of the surface land associated with the production area of the Virrilá quarry.

Piura Cement Plant and UEA Virrilá are shown in Figure 1 while the location of the UEA Virrilá property and Piura cement plant are shown in Figures 2 and 3, respectively.

Figure 1 Piura cement plant and UEA Virrilá

Figure 2 UEA Virrilá property

Piura Cement Plant is shown in Figure 3.

Figure 3 Piura cement plant

Infrastructure

The Virrilá quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses and roads have been installed.

The Virrilá quarry is supplied with fuel by diesel oil tanker trucks. Fuel distribution is the responsibility of an authorized contractor company, which will have the permits and records required for this type of facility and activity.

The Virrilá quarry is supplied with energy by electric generators.

The Virrilá quarry can be access by paved road from the Piura city, along the north Panamerican highway, to the Bayovar intersection and then to the Virrilá quarry. The estimated travel time is 2 hours.

Personnel for the Virrilá quarry come from the town of Sechura, near to the quarry and from Piura.

Personnel from Sechura are transported to the quarry in buses and pickup trucks. The contractor is responsible for the logistics of the personnel operating the quarry.

Mining Concession Ownership and Area

On March 31, 2016, the Virrilá concession was granted by Presidential Resolution No. 0147-2016-INGEMMET/PCD/PM and includes nine non-metallic mining rights in the UEA Virrilá, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A.

The UEA Virrilá, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A. which grouped 12 non-metallic mining rights according to Presidential Resolution No. 2869-2015-INGEMMET/PCD/PM dated September 30, 2015 now has a total of 21 mining rights.

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004, which was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo S.A.A. currently pays the Mining Royalty (see note 29 to our consolidated financial statements included in this annual report).

The payment to the Peruvian government is made through SUNAT, which is the entity designated to control this consideration for the use of natural resources and such payment is made through an application that the tax authority has made available to those required to pay.

In case the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Set forth below is additional information, as relevant to the particular property;

Mining Activities on the Property

The Virrilá quarry located in the UEA Virrilá is currently in production stage. This is an open-pit mine where surface miners are used to fragment the coquina, which is loaded onto trucks by front-end loaders and transported to the cement plant located in Piura which is 120 kilometers from UEA Virrilá.

Figure 4 shows the flowsheet of mining process of the Virrilá quarry. Further details of the process are provided in Exhibit 96.2 to our 2021 Form 20-F.

Figure 4 Diagram of mining process of the Virrilá quarry

Piura Cement Plant

The cement plant is under the laws of the industrial sector, according to current Peruvian regulations.

The cement plant is located at Veintiséis de Octubre District, Piura Province and Piura region. This facility receives material from the Virrilá quarry. The cement plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, and using coquina (a soft limestone of broken shells), sand, iron and clays are used as raw materials. The specific mix of raw materials produces the clinker necessary to produce cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of coquina;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 5 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.2 to our 2021 Form 20-F.

Figure 5 Piura plant process block diagram

Virrilá Quarry

The Virrilá quarry has been operating for seven years. The material extracted from the quarry is used to supply the Piura plant. The amount of coquina to be mined is planned annually through the mining plan.

The equipment in operation at the Virrilá quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 to our 2021 Form 20-F.

Facilities

The Virrilá quarry has facilities such as offices, dining room, infirmary, vehicle parking lots, lubricant warehouse, chemical baths, maintenance shop, sample preparation laboratory, industrial water tank, truck scale, hopper for weighing, wastewater treatment pond, and satellite and radio antenna.

Piura Plant

The equipment in operation at the Piura plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo S.A.A. personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 to our 2021 Form 20-F.

Facilities

The Piura Plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/896,454,509 as of December 31, 2022.

History

The quarry is a non-metallic deposit of coquina material, source of different types of cements for construction; Cementos Pacasmayo S.A.A. owns the deposit.

The Virrilá quarry started operations in 2015. The mining contractor San Martin Contratistas Generales S.A. was in charge of the exploitation from the beginning of operations until March 14, 2020. The mining contractor Posada Perú SAC started operations at the Virrilá quarry on September 14, 2020 until December 30, 2021.

On January 3, 2022, the mining contractor San Martin Contratistas Generales S.A. was hired to transport the coquina from the Virrilá quarry to the Piura plant.

Property Encumbrances

Cementos Pacasmayo S.A.A. does not make any payments with respect to encumbrances for the UEA Virrilá concessions. The UEA Virrilá concessions currently have no outstanding payments with respect to infractions and penalties.

Concessions

The UEA Virrilá is a production stage property with estimated mineral reserves.

Geology

The lithostratigraphy of the area consists of Cenozoic sedimentary units, locally formed by Tertiary units and covered by Quaternary deposits; the Tablazo Lobitos and Quaternary deposits of ancient alluvial, lacustrine and Aeolian origin form these units. Table 1 shows the stratigraphic column of the area of the Virrilá quarry and Figure 6 shows the Geological section of the Virrilá quarry.

Table 1 Stratigraphic Column of the Virrilá quarry

Era	System	Symbol	Serie	Stratigraphic Unit
	Quaternary	Qh-e	Holocene	Eolic deposits
Cenozoic		Qp-tt	Pleistocene	Tablazo Talara
	Tertiary	Tm-zi	Miocene	Lower Zapallal Formation

Figure 1 Geological section of the Virrilá quarry

Resources and Reserves

Table 2 shows the mineral resources at the Virrilá quarry as of December 31, 2022.

Table 2 Mineral Resources (exclusive of reserves) as of December 31, 2022 based on cement price of S/668.8 per ton

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Measured resources	17.4	49.7	0.6	0.6	48.5
Indicated resources	29.0	49.5	1.0	1.1	48.5
Measured + indicated resources	46.4	49.5	0.8	0.9	48.5
Inferred resources	3.9	46.4	2.2	1.6	43.6 – 48.5

The Mineral resource estimation considered the expected price of cement The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 3 Mineral Reserves as of December 31, 2022

Table 3 Mineral Reserves as of December 31, 2022 based on cement price of S/668.8 per ton

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Proven reserves	42.6	49.8	0.5	0.5	48.5
Probable reserves	2.9	47.6	0.9	0.9	48.5
Total reserves	45.5	49.7	0.6	0.5	48.5

The Mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at fiscal year-end

Table 4 shows the difference between the mineral resource estimates as of December 31, 2022 and December 31, 2021.

Table 4 Resources as of December 31, 2022 and 2021 expressed in millions of tons.

	Resources as of Dec. 31, 2022	Resources as of Dec. 31, 2021	Discrepancy
Measured Resources	17.4	21.1	The difference is due to the annual consumption of coquina used in the cement plant.
Indicated Resources	29.0	29.2	The difference is due to the annual consumption of coquina used in the cement plant.
Measured + Indicated Resources	46.4	50.3	The difference is due to the annual consumption of coquina used in the cement plant.
Inferred Resources	3.9	3.9	The inferred resources remain the same as last year.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Virrilá Quarry and Piura plant 229.601 (Item 601) Exhibit 96.2 to our 2021 Form 20-F. All resources are estimated at cement plant. The updated average price is S/668.8 per ton of cement, average of the 30-year projection, at nominal values.

Table 5 shows the difference between the mineral reserve estimates as of December 31, 2022 and December 31, 2021.

Table 5 Reserves as of December 31, 2022 and 2021 expressed in millions of tons.

	Reserves as of Dec. 31, 2022	Reserves as of Dec. 31, 2021	Discrepancy
Proven Reserves	42.6	42.4	Due to the update of the coquina production plan.
Probable Reserves	2.9	2.9

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Virrilá Quarry and Piura Cement Plant 229.601 (Item 601) Exhibit 96.2 to our 2021 Form 20-F. All Reserves are estimated at cement plant. The updated average price is S/ 668.8 per ton of cement, average of the 30-year projection, at nominal values.

Previously disclosed

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tembladera quarry in our 2021 Form 20-F. Further details are provided in Exhibit 96.2 to our 2021 Form 20-F.

Other Activities

Cementos Pacasmayo S.A.A. has carried out drilling works in the Virrilá quarry to confirm the mineral reserves. This activity will improve the accuracy of mineral reserves estimation. Diamond drilling was carried out and a specialized company was contracted to carry out the work. New drilling data is not included in the 2022 reserves model.

Tioyacu Individual Disclosure (229.1304)

Property description

Location

The Tioyacu property is located in Elias Soplin Vargas district, Rioja province, San Martin region, Peru at longitude -77.284376° W and latitude -5.999057° S. It is located 5 kilometers from the cement plant.

The area of the mining concession is 400 hectares. The mining rights are granted by INGEMMET of the Energy and Mines Sector through a Presidential Resolution.

Cementos Selva S.A.C owns the mining property and it is registered as “Calizas Tioyacu” a non-metallic mining property.

Rioja cement plant and Calizas Tioyacu quarry are shown in Figure 1 while the locations of the Calizas Tioyacu and Rioja cement plant are shown in Figures 2 and 3, respectively.

Figure 1 Rioja plant and Calizas Tioyacu

Figure 2 Calizas Tioyacu property

Our Rioja cement plant is shown in Figure 3.

Figure 3 Rioja cement plant

Infrastructure

The Tioyacu quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses and roads have been installed.

The Rioja plant owned by Cementos Selva S.A.C., a wholly-owned subsidiary of Cementos Pacasmayo S.A.A., currently has adequate infrastructure (such as workshops, service stations, restrooms, and others).

The Tioyacu quarry can be accessed from the coast by air from Lima to Tarapoto, time average 1.10 hours by air, and from Tarapoto to Rioja (139 kilometers) and from the city of Rioja to the cement plant (15 kilometers). Another alternative to access the quarry is by road from Lima to Rioja and the distance is 1,107 kilometers and the road is paved.

The personnel at Tioyacu quarry come from the Elias Soplin Vargas district and Rioja and Nueva Cajamarca.

Mining Concessions Ownership and Area

Calizas Tioyacu concession was approved by Resolution 0960-96-RPM granted by the Public Mining Registry.

The procedure to obtain a mining concession is contemplated in the General Mining Law DS- 014-92-EM) and its Regulation Legislative Decree 020-2020-EM.

The Tioyacu quarry has a Usufruct and Easement Agreement for the use and easement of the surface where mining activities where mining activities are carried out. The agreement was signed with Corporación de Desarrollo de San Martin (COREDESAM).

Cementos Selva S.A.C. pays the concession fee for the Calizas Tioyacu concession with unique code 010912495. These payments must be made from the first working day of January to June 30 of each year, providing the financial entities the unique code of its mining right. In the case of the Calizas Tioyacu concession, the payment is equivalent to US$3.00 per hectare.

Royalties

The Peruvian Mining Royalty Law was approved on June 24, 2004 by Law No. 28258, which was amended by Law No. 29788 of September 28, 2011. Cementos Selva S.A.C. currently pays the Mining Royalty (see note 29 to our consolidated financial statements included in this annual report).

The payment to the Peruvian government is made through SUNAT, which is the entity designated to control this consideration for the use of natural resources, and such payment is made through an application that the tax authority has made available to those required to pay.

In case the mining royalty is not declared or paid, fines for infractions and late payment interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Set forth below is additional information, as relevant to the property.

Mining Activities on the Property

Tioyacu Quarry

The Tioyacu quarry located in the Calizas Tioyacu mining concession, is currently in the production stage. The Tioyacu quarry is an open-pit mine that uses explosives to fragment the limestone rock, which is then loaded onto trucks by front-end loaders and transported to the Rioja plant.

Figure 4 shows a flowsheet of mining process of the Tioyacu quarry. Further details of the process are provided in Exhibit 96.3 to our 2021 Form 20-F.

Figure 4 Diagram of mining process of the Tioyacu quarry

Rioja Cement Plant

This cement plant is under the laws of the industrial sector, according to current Peruvian regulations.

The Rioja cement plant is located in the district of Elías Soplin Vargas, La Rioja province, San Martin region, 5 kilometers from the quarry. This facility receives material from the Tioyacu quarry. The cement plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, sand, iron and clays are used as raw materials. The specific mix of raw materials produces the clinker necessary for the production of cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Crushing and Drying of Raw Materials

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 5 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.3 to our 2021 Form 20-F.

Figure 5 Rioja plant process block diagram

Tioyacu Quarry

The Tioyacu quarry has been operating for 22 years for Cementos Selva S.A.C. The material extracted from the quarry is used to supply the Rioja cement plant, which has also been in operation for 22 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tioyacu quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 to our 2021 Form 20-F.

Facilities

The Tioyacu quarry does not have maintenance and administrative facilities because the Rioja cement plant is near the quarry and provides the necessary facilities for quarry operations.

Rioja Plant

The equipment in operation at the Rioja plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Selva S.A.C. personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 to our 2021 Form 20-F.

Facilities

The Rioja plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

The total cost of the mining concession, mine development costs, land, buildings and other constructions, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/144,045,842 as of December 31, 2022.

History

The Tioyacu quarry began operations as Cementos Rioja S.A. in 2000. Prior to 2000, Cementos Rioja S.A. had successfully won the bid for the “Cement Plant with Vertical Kiln of Rioja”, promoted by CEPRI Cemento Rioja at the Public Auction of February 6, 1998. Ownership was then transferred by the Regional Government of San Martin by public deed on March 28, 1988, to Cementos Rioja S.A.

The development of the project, and the non-metallic mining concession – Calizas Tioyacu, among others, were a part of the transfer in favor of Cementos Rioja S.A. by Empresa Minera del Perú, by public deed dated April 8, 1998.

It should be noted for a better understanding of the above, that according to the provisions of article 9 to the General Mining Law (D.S. No. 014-92-EM). Accordingly, the industrial cement plant is not an integral or accessory part of the mining concession, nor does it carry out mining activities, it is a different property dedicated to the industrial manufacture of cement.

On March 1, 2022, Cementos Selva S.A. changed its corporate form from a S.A. (sociedad anónima) to a S.A.C. (sociedad anónima cerrada).

Property Encumbrances

Cementos Selva S.A.C. does not make any payments with respect to encumbrances for the Tioyacu quarry. Tioyacu quarry currently has no outstanding payments with respect to infractions and penalties.

Concessions

The Calizas Tioyacu is a production stage property with estimated mineral reserves.

Geology

The ore deposit contains limestone with a grade suitable for cement production. The limestone is contained within the so-called Condorsinga Formation. This Formation is part of the Pucará Group. Figure 6 shows the stratigraphic column of the area of the Tioyacu quarry.

Figure 6 Rioja plant process block diagram

Figure 7 Geological section of the Tioyacu quarry

Resources and Reserves

Table 1 shows the mineral resources at the Tioyacu quarry as of December 31, 2022.

Table 1 Limestone Resources (exclusive of reserves) as of December 31, 2022 based on cement price of S/753.9 per ton

	Amount (Million Ton)	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (% CaO)
Measured resources	0.07	50.1	5.6	0.2	49.0
Indicated resources	0.13	47.1	6.2	0.1	49.0
Measured + Indicated resources	0.2	48.1	6.0	0.2	49.0
Inferred resources	19.7	45.9	2.0	0.1	40.0 – 49.0

Table 2 Limestone Reserves as of December 31, 2022 based on cement price of S/735.9 per ton

	Amount	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (% CaO)
Proven reserves	6.3	50.3	5.7	0.2	49.0	(1)
Probable reserves	4.7	47.3	6.3	0.2	49.0	(1)
Total reserves	11.0	49.0	6.0	0.2	49.0	(1)

(1)	The quality restrictions established may vary according to the requirements of the material balance, associated with limestone and other raw materials.

The estimation of mineral resources and reserves considered the expected price of cement. The complete forecast horizon contemplates a total of 27 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves as of December 31, 2022 and 2021

Table 3 shows the difference between the mineral resource estimates as of December 31, 2022 and 2021.

Table 3 Resources for the two fiscal years expressed in millions of tons.

	Resources as at December 31, 2022	Resources as at December 31, 2021	Discrepancy
Measured resources	0.07	-	Due to the limestone production plan.
Indicated resources	0.13	-	Due to the limestone production plan.
Measured + Indicated resources	0.2	-	Due to the limestone production plan.
Inferred resources	19.7	19.2	The inferred resources are the same as last year, with some increases due to topographic differences.

*	No economic analysis was performed for the Inferred Mineral Resources.

Table 4 Reserves as of December 31, 2022 and 2021 expressed in millions of tons.

	Reserves as at December 31, 2022	Reserves as at December 31, 2021	Discrepancy
Proven reserves	6.3	6.5	The difference is due to the annual consumption of limestone used in the cement plant.
Probable reserves	4.7	4.8	The difference is due to the annual consumption of limestone used in the cement plant.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Selva S.A.C. Technical Report Summary (TRS) of the Tioyacu Quarry and Rioja Cement Plant 229.601 (Item 601) filed as Exhibit 96.3 to our 2021 Form 20-F. All mineral reserves are estimated as quantities at cement plant. The updated average price is S/735.9 per ton of cement, average of the 27-year projection, at nominal values.

Previously disclosed

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tioyacu quarry in our 2021 Form 20-F. Further details are provided in Exhibit 96.3 to our 2021 Form 20-F.

Exploration

In 2022, Cementos Selva S.A.C. did not conduct any exploration activity at the Tioyacu quarry.

Internal Control Disclosure (229.1305)

As part of its corporate policies and through its Vice-President of Operations, Cementos Pacasmayo S.A.A. has implemented the necessary controls and procedures for quality assurance (QA) and quality control (QC) of the company’s production activities and associated information for the estimation of mineral resources and reserves. Cementos Pacasmayo S.A.A. has also implemented quality management systems for its production activities and the quality management system has been ISO 9001 certified since 2015.

The QA and QC measures are applied to exploration, quarry production (mining), and cement plant processing activities. For laboratory analysis of exploration samples used in mineral resource and reserve estimates, Cementos Pacasmayo uses a program of duplicate samples, standards and blanks to evaluate the reliability of the laboratory results that its qualified persons rely on for resource and reserve estimates. Its qualified persons also verify the data prior to using the data in their work.

In each of its operations, Cementos Pacasmayo following the quality management system, applies the quality control procedures specific to each stage of the process such as exploration activities, limestone/coquina production, reception of raw materials in the cement plant, crushing of raw materials, coal grinding, cement grinding and raw materials or products in the cement plants such as clinker, additions and cement.

Quality control procedures include sample security such as chain of custody for reliable information.

Cementos Pacasmayo has a chemical analysis laboratory in each of its cement plants where procedures based on international standards are used for the chemical and physical analysis of raw materials, clinker, and other materials; mainly used in limestone and cement production. Methodologies including the insertion of blanks, duplicates, and standards are applied as part of the quality plan.

Cementos Pacasmayo has a data management department whose goal is to verify the quality of the information and its incorporation into the geological database, so that it can be used in studies and interpretations, geological modeling, and estimation of mineral resources and reserves.

Data verification activities apply to exploration, limestone/coquina production and cement processing data. For exploration and limestone production information, Datashed software is used as a tool for data analysis.

At the cement plant, the quality plan considers the PDCA (Plan, Do, Check, Act) cycle, which allows the quality of information to be verified during cement production activities.

As part of the quality control activities, Cementos Pacasmayo periodically hires an external laboratory to verify it´s laboratory results obtained during the exploration activities, which are part of the geological database and consequently used in the estimation of resources and reserves.

Cementos Pacasmayo has implemented internal controls to ensure its mineral resource and reserves estimates are compliant with Regulation S-K, Item 1300 requirements including ensuring of mineral resource and reserve estimates are prepared by qualified persons who are members of the Peruvian Engineers Association, an organization that regulates the legal professional practice of engineers in Peru.

Mineral resource and reserve estimates at the end of each fiscal year are and will continue to be reviewed by our Mining Operations Department to ensure compliance with S-K 1300. Cementos Pacasmayo engineers and geologists reconcile actual production with estimates of mineral resources and reserves annually to verify accuracy of the estimates. The comprehensive risk inherent in our estimates of mineral resources and reserves are consistent with industry best practices.

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

In 2020, member companies of the Global Cement and Concrete Association came together as leaders in the sector to commit to producing carbon neutral concrete by 2050, in line with global climate targets – accelerating the Co2 reductions.

In 2022, we were included for the fourth consecutive year as part of the DJS MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders. We participated in the Carbon Disclosure Project (CDP) for the first time, and we are committed to participate every year in this project going forward. CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts.

In February 2023, we were selected to be part of The Sustainability Yearbook for the third consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. 2021 was the first year that Peruvian companies were included as part of the Yearbook, and we are the only cement company that has been part of the Yearbook for three consecutive years. With around 7,800 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability. In addition, to strengthen our sustainability strategy and especially our commitment to reducing emissions, in 2022, we designated a Sustainability Manager and a Climate Change Managing Director

Social Performance

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

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2022, this program benefited over 1,909 stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, and local entrepreneurs. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us and in 2022 benefited 186 stakeholders.

Universidad de Ingeniería y Tecnología – UTEC (University of Engineering and Technology). This entity is an educational nonprofit proposal that since 2012 is aimed at the development of people in the engineering field, looking to satisfy the need for these types of professionals in the labor market by implementing a curriculum in line with the trends and demands that globalization poses to modern engineering, with an integrated approach to innovative teaching models. We support it by providing financial aid for its operations. To enhance students’ knowledge, UTEC also has various national and international alliances with top organizations.

Acuícola Los Paiches. Through our social venture, Acuícola Los Paiches S.A.C., we studied the reproductive forms of the “paiche” (arapaima giga), a native fish species that was on the edge of extinction. After years of studies and scientific testing, we have successfully bred this species in captivity, and we have obtained thousands of fingerlings.

Floor Improvement Project. This project promotes the urban development of our areas of influence, we set out to improve the infrastructure conditions of homes, through the substitution of dirt floors for concrete floors to contribute to the improvement of the quality of life and habitability conditions of the towns surrounding our operations. This is how 93 families joined this initiative and with our support they have managed to build concrete floors in their homes. Likewise, we have contributed 1,995 bags of cement to build a total of 2,922.26 square meters of concrete floors. This project has motivated the participants to invest financial resources and contribute labor to improve their homes.

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

Therefore, Pacasmayo has processes and systems that analyze and evaluate the management of its business units, encouraging continuous improvement. Our management control systems include:

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

Climate Related Risks

We have identified the risks and opportunities related to climate change and have analyzed the impacts of the risks on our strategy. ESG risk management and risks related to climate change are analyzed through the risk management stages and are part of our 2030 Sustainability Plan.

The identified risks have been incorporated into the risk matrix so that they can be managed and operated as part of the comprehensive risk management cycle. We are developing a business continuity plan with action measures and impact mitigation in the event of the occurrence of any events contemplated by such risks.

During 2022, we took financial measures in relation to the risks and opportunities derived from climate change, for a total investment amount of S/ 206,977.

●	Extreme scarcity of drinking water - We identified the closest urban centers from which to meet the current demand for drinking water to mitigate this risk. The additional costs would be borne by us in their entirety. To manage this risk, we identified drinking water providers in the closest urban centers. The cost of the measures taken to manage this risk was S/37,701.

●	Extreme scarcity of water for production processes - We identified tanker truck suppliers in the surrounding areas to mitigate this risk. The additional costs would be borne by us in their entirety. To manage this risk, we identified tanker truck suppliers in the surrounding areas. The cost of the measures taken to manage this risk was S/71,397.

●	Significant increases in the price of water - We identified tanker truck suppliers in the surrounding areas to mitigate this risk. We closely follow the evolution of the price of water. The additional costs would be borne by us in their entirety. To manage this risk, we identified tanker truck suppliers and we track prices. The cost of the measure taken to manage this risk was S/97,879.

Cybersecurity

Our focus on Information Technology (IT) is to generate a collaborative digital ecosystem, where the different actors within the company (areas, processes and people) develop their activities leveraged on information, communication and automation technologies in a reliable, conscious and safe way. In this way, they can contribute to their own development, digital development, innovation and digital transformation and the fulfillment of our strategic objectives as a company.

Management is governed by ISO 27001, and the following 3 policies:

o	Policy on information security – protects IT assets

o	Logical Access Policy – regulates controlled access to information

o	Help Desk Management Policy - Standardizes service request management

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

During 2022 we successfully migrated our Core SAP S/4 HANA platform with the “RISE WITH SAP - Business transformation as a service” program to private environments in Google Cloud. Now we have a unified management of the infrastructure, licensing, support and services by SAP that covers 99.7% of our operations.

Emerging Risks

Emerging risks are those that have an impact in the long-term. The risks considered here include all recently identified risks that could have a long-term impact on the company’s business or industry, although in some cases they may have already begun to impact the company’s business.

Risk Description	Potential Impact	Mitigation Actions	Evidence of Mitigation Actions

Economic Risk: Cost increments due to extremely high energy prices influenced by geopolitical tensions in the European region (Import cost, inflation, exchange rate, etc.)	Medium to high: Margin reduction due to increases in production costs. Decrease in national consumption levels.	International situation constant monitoring Increase of raw material stock levels Implementation of production cost optimization strategies Anticipated currency and cash flow matching	Development of key raw material security stock review and expansion Evaluation of additional transportation routes Coal usage optimization plan Increase of foreign currency holding levels

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 65 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2022, our cement sales volume were approximately 3.4 million metric tons, representing an estimated 23.9% share of Peru’s total cement sales that year. That same year, we also sold approximately 46 thousand metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of, Peru, and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 4.9 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/coquina and other raw materials located near our facilities. We completed an expansion of our Rioja plant in April 2013. We more than doubled the cement production capacity of our Rioja facility by installing a new production line that added 240,000 metric tons of installed annual cement production capacity. In 2015, we completed construction of our cement plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The first ton of cement from the Piura facility was produced and shipped on September 17, 2015, and clinker production started in January 2016. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently, as it reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale. In 2021, due to the exponential growth in cement sales, we decided to invest approximately US$70 million to optimize our current capacity at our Pacasmayo plant, in order to produce approximately 600,000 additional metric tons of clinker per year. Since mid-2020 we have needed to import clinker in order to satisfy current demand levels, which has had a negative effect on our margins. With this optimization -when completed, which we expect will occur during the second half of 2023- we should be able to stop importing clinker, if demand remains around current levels, as we estimate.

Factors Affecting our Results of Operations

Revenue Drivers

In 2022, approximately 88.6% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11.4% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

We estimate that sales to the auto-construcción segment accounted for approximately 76.6% of our total cement sales in 2022, 70.3% in 2021 and 70.6% in 2020; private construction projects, both large and small, accounted for approximately 12.7% of our total cement sales in 2022, 14.7% in 2021, and 13.6% in 2020; and public construction projects accounted for the remaining 10.7% in of our total cement sales in 2022, 15.0% in 2021, and 15.8% in 2020. Since 2020, we have seen an increase in auto-construcción compared to other segments, mainly due to its resilience in times of crisis. As the Peruvian economy becomes less informal, and there is more stability and confidence from the private sector, private construction projects and infrastructure are expected to become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have increased by 1.7% in 2022, increased by 11.2% in 2021, and contracted by 7.9% in 2020. Our cement volumes, which represented most of the cement sales in the northern region of Peru, contracted 5.3% in 2022, grew by 40.4% in 2021 and contracted by 1.3% in 2020, in terms of metric tons of cement shipments.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. During 2020, there was a significant reduction in activity relating to these projects, due primarily to the economic impact of the COVID-19 pandemic, but during 2021 and 2022, we have seen some level of recovery in commercial developments and infrastructure projects.

Cost Drivers

Coal is the main source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 16.8% of our costs of production in 2022, 11.6% in 2021 and 12.6% in 2020. During 2022, prices of coal were affected by global inflation, as the war in Ukraine put pressure on the supply of coal and other sources of energy.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo and Piura facilities with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2026. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2024. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 14.2% of our cost of production in 2022, 13.7% in 2021 and 14.6% in 2020. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants. During 2022, electricity prices increased due to the increase in the international price of oil.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties, excluding imported clinker, accounted for approximately 5.1% of our cost of production in 2022, 4.3% in 2021, and 4.3% in 2020.

Due to the sudden and sharp increase in demand since the second half of 2020, we have had to use imported clinker in order to satisfy demand. The cost of imported clinker as a percentage of our cement production costs was approximately 16.3% in 2022, compared to 21.5% in 2021 and 10.1% in 2020.

Personnel expenses represented 15.0% of our total costs and expenses in 2022, 17.1% in 2021 and 18.9% in 2020.

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

Mining Royalty Tax

The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Mining Royalty Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. For additional information, see note 29 to our consolidated financial statements included in this annual report.

Operating Segments

We have three operating segments: (i) cement, concrete, mortar and precast, (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 32 to our consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2022, see notes 2.3.19 and 4 to our consolidated financial statements included in this annual report.

Critical Accounting Policies

The following is a discussion of our application of critical accounting policies that require our management to make certain assumptions about matters that are uncertain at the time the accounting estimate is made, where our management could reasonably use different estimates, or where accounting changes may reasonably occur from period to period, and in each case would have a material effect on our financial statements. For additional information, see note 3 to our annual audited consolidated financial statements included in this annual report.

Determination of Useful Live of Assets for Depreciation and Amortization Purposes

Depreciation of mining concessions and mine development costs are charged to cost of production on a units-of-production basis using proved reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

Years

Buildings and other construction:
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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when recognition of the asset is derecognized.

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

Rendering of services

In the operating segments of cement, concrete, mortar, precast, quicklime, and construction supplies, we provide transportation services. These services are sold together with the sale of the goods to the customer.

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

As of December 31, 2022 and 2021, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000. We have assessed the recoverable amount of our goodwill and have determined that there are no indicators of an impairment loss of this asset as of December 31, 2022 and 2021.

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

For the purpose of hedge accounting, hedges are classified as follows:

●	“Fair value hedges” are those that hedge the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

●	“Cash flow hedges” are those that hedge the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

●	“Hedges of a net investment in a foreign operation” are those that hedge the exposure to variability of the monetary item that is receivable from or payable to a foreign operation. Such monetary items may include long-term receivables or loans. They do not include trade receivables or trade payables.

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

On February 8, 2023, we paid in full the outstanding US$131,612,000 aggregate principal amount of our 4.50% Senior Notes due 2023 at maturity using proceeds from the Club Deal credit line, and we also settled the US$132,000,000 in related derivative financial instruments.

Results of Operations

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

	Year ended December 31,
(amounts in millions of S/)	2022	2021	Variation %
Sales of goods	2,115.7	1,937.8	9.2%
Cost of sales	(1,463.7)	(1,378.3)	6.2%
Gross profit	652.0	559.5	16.5%
Operating income (expenses):
Administrative expenses	(227.6)	(196.1)	16.1%
Selling and distribution expenses	(65.2)	(51.5)	26.6%
Other operating (expense) income, net	(3.9)	6.4	N/A
Total operating expenses, net	(296.7)	(241.2)	23.0%
Operating profit	355.3	318.3	11.6%
Other income (expenses):
Finance income	3.3	2.9	(13.8)%
Finance costs	(95.1)	(89.0)	6.9%
Net (loss) gain on derivative financial instruments at fair value through profit or loss	(0.1)	0.6	N/A
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	-	(1.6)	N/A
Loss from exchange difference, net	(1.0)	(7.1)	N/A
Total other expenses, net	(92.9)	(94.1)	(1.4%)
Profit before income tax	262.4	224.1	17.1%
Income tax expense	(85.6)	(70.9)	20.7%
Profit for the year	176.8	153.2	15.4%

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2022 and 2021:

	Year ended December 31,
	2022	%	2021	%
Cement, concrete, mortar and precast	1,963.8	92.8	1,784.5	92.1
Quicklime	37.9	1.8	39.1	2.0
Construction supplies	114.0	5.4	113.9	5.9
Other	-	-	0.3	-
Total sales of goods	2,115.7	100.0	1,937.8	100.0

Our total sales of goods increased by 9.2%, or S/177.9 million, to S/2,115.7 million in 2022 from S/1,937.8 million in 2021. This increase was primarily due to the following factors:

●	a 10.0%, or S/179.3 million, increase in 2022 in sales of cement, concrete, mortar and precast mainly due to increased prices of cement and concrete.

●	offset by a 3.1%, or S/1.2 million, decrease in quicklime sales, mainly due to decreased sales volume in 2022.

●	a 0.1%, or S/0.1 million, increase in the sale of construction supplies, mainly remaining in line with 2021.

The following table sets forth the composition of our sales of cement, concrete mortar and precast for 2022 and 2021:

	Year ended December 31,
	2022	2021	Variation
	(in millions of S/)%
Cement	1,742.7	1,534.9	13.5
Concrete, mortar, and pavement	189.9	213.5	(11.1)
Precast	31.2	36.1	(13.6)
Total	1,963.8	1,784.5	10.0

Our total sales of cement, concrete, mortar and precast increased by 10.0%, or S/179.3 million, to S/1,963.8 million in 2022 from S/1,784.5 million in 2021. This increase was primarily due to the following factors:

●	cement sales revenue increased 13.5%, or S/207.8 million, in 2022 due to an increase in the average prices of cement due to both a price increase and a more favorable sales mix, as we started selling more of our higher-priced cements (17.2%), offset by slightly lower sales volume (3.7%).

●	concrete, mortar and pavement sales revenue decreased 11.1%, or S/23.6 million, in 2022 due to a decrease in sales volume, as public and private investment slowed down as a result of macroeconomic uncertainty and low confidence levels from the private sector (32.4%), partially offset by a higher average price (21.3%) as we decided to focus on higher margin products.

●	sales of precast decreased by 13.6%, or S/4.9 million, in 2022 mainly due to a decrease in sales volume (8.1%) for the public sector, as well as a decrease in the average price of precast products (5.5%), mainly due to sales mix as we sold higher margin products during 2021.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2022 and 2021:

	Year ended December 31,
	2022		2021
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar and precast	(1,316.5)	90.0	(1,233.7)	89.5
Quicklime	(35.9)	2.5	(33.5)	2.4
Construction supplies	(110.4)	7.5	(110.4)	8.0
Other	(0.9)	0.1	(0.7)	0.1
Total	(1,463.7)	100.0	(1,378.3)	100.0

Our total cost of sales increased by 6.2%, or S/85.4 million, to S/1,463.7 million for 2022, from S1,378.3 million for 2021, primarily due to the following factors:

●	a 6.7%, or S/82.8 million, increase in the cost of sales of cement, concrete, mortar and precast in 2022, mainly due to increased prices of coal and electricity.

●	a 7.2%, or S/2.4 million, increase in the cost of sales of quicklime in 2022, mainly due to higher costs of coal;

●	no effect from construction supplies as costs remained flat.

The following table sets forth the composition of our cost of sales of cement, concrete, mortar and precast for 2022 and 2021:

	Year ended December 31,
	2022	2021	Variation
	(in millions of S/)%
Cement	(1,111.5)	(1,000.9)	11.1
Concrete, pavement and mortar	(169.6)	(196.9)	(13.9)
Precast	(35.4)	(35.9)	(1.4)
Total	(1,316.5)	(1,233.7)	6.7

Our cost of sales represented 69.2% of our sales revenue in 2022, compared to 71.1% in 2021. Our total cost of sales of cement, concrete, mortar, and precast increased by 6.7%, or S/82.8 million, in 2022, primarily due to the following factors:

●	cost of sales of cement increased by 11.1%, or S/110.6 million, mainly due to an increase in productions costs (14.7%) due to the continued use of imported clinker, as well as increased prices of coal and electricity, partially offset by a decrease in volume sold (3.6%).

●	an decrease in the cost of sales of concrete, pavement and mortar of 13.9%, or S/27.3 million due to a decrease in sales volume sold (-32.9%), offset by an increase in production costs (19.0%), as raw material and energy prices increased production costs;

●	a 1.4% decrease in the cost of sales of precast, mainly due to decreased sales volume (8.8%) offset by an increase in production cost (7.4%) mainly due to lower dilution of fixed costs.

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin (gross profit as a percentage of net sales) by segment for 2022 and 2021:

	Year ended December 31,
	2022		2021
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar and precast	647.3	33.0	550.8	30.9
Quicklime	1.9	5.3	5.6	14.3
Construction supplies	3.6	3.2	3.5	3.1
Other	(0.8)	N/A	(0.4)	N/A
Total gross profit	652	30.8	559.5	28.9

Total gross profit of the cement, concrete, mortar and precast segment increased by 17.5%, or S/96.5 million, to S/ 652 million in 2022, from S/559.5 million in 2021, mainly because of increased sales, despite the use of imported clinker to satisfy the additional demand. Our gross profit margin for 2022 was 30.8% compared to 28.9% for 2021.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete, pavement and mortar and precast segment for 2022 and 2021:

	Year ended December 31,
	2022		2021
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit margin variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	631.2	36.2	534.0	34.8	1.4
Concrete, pavement and mortar	20.3	10.7	16.6	7.8	2.9
precast	(4.2)	(13.5)	0.2	0.6	(12.9)
Total gross profit	647.3	33.0	550.8	30.9	2.1

Gross profit margin for cement, concrete, pavement, mortar, and precast segment increased by 2.1 percentage points in 2022 compared to 2021. This increase was due mainly to an increase in cement margin (1.4 percentage points) due to higher prices and some costs savings because of lower use of imported clinker, complemented by an increase in concrete margin (4.0 percentage points) mainly due to higher prices and the focus on higher margin services, partially offset by a negative precast margin, mainly due low dilution of costs, especially heavy precast fixed as demand has stalled for lack of larger projects.

Operating Income (Expenses)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2022, our operating expenses increased by S/45.2 million to S/296.7 million from S/241.2 million in 2021, mainly due to increased sales.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2022 and 2021:

	Year ended December 31,
(in millions of S/)	2022	2021
Personnel expenses	116.7	96.9
Third-part services	7.2	59.9
Board of directors compensation	6.1	6.4
Depreciation and amortization	16.7	16.6
Taxes	5.7	5.6
Other	10.2	10.7
Total	227.6	196.1

Our administrative expenses increased by 16.1%, or S/31.5 million, to S/227.6 million in 2022 from S/196.1 million in 2021. Personnel expenses increased by S/19.8 million mainly due to increase in salaries, in line with increased inflation, as the bonus that was paid to our unionized employees in 2022, which is negotiated every three years and has a larger impact during the first year.

Administrative expenses related to the cement, concrete, mortar and precast segment accounted for approximately 98.1% of total administrative expenses for 2022 compared to approximately 97.5% for 2021. Administrative expenses related to the construction supplies, quicklime and other segments accounted for approximately 1.2%, 0.5% and 0.2%, respectively, of total administrative expenses for 2022 compared to approximately 1.4%, 0.6% and 0.5% respectively, for 2021.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2022 and 2021:

	Year ended December 31,
(in millions of S/)	2022	2021
Personnel expenses	42.3	33.9
Advertising and promotion expenses	6.4	5.6
Other	16.5	12.0
Total	65.2	51.5

Our total selling and distribution expenses increased by 26.6%, or S/13.7 million, to S/ 65.2 million in 2022 from S/51.5 million in 2021, primarily due to an increase in variable salaries, in line with increased sales.

Selling and distribution expenses related to the cement, concrete, mortar and precast segment represented approximately 98.1% of total selling and distribution expenses for 2022, compared to 97.5% for 2021. Selling and distribution expenses related to construction supplies, quicklime, and other segments represented approximately 1.2%, 0.5% and 0.2% respectively, of total selling and distribution expenses for 2022, compared to 1.4%, 0.6% and 0.5%, respectively, for 2021.

Other Operating (Expense) Income , Net

Our other operating income, net decreased S/10.3 million, to a net expense of S/3.9 million in 2022 from net income of S/6.4 million in 2021, mainly due to rental of raw material unloading equipment and income from the refund of selective consumption tax in 2021.

Total Other Expenses, Net

Our total other expenses, net decreased by S/1.2 million, to S/92.9 million in 2022 from S/94.9 million in 2021.

Income Tax Expense

Our income tax expense increased by 20.7%, or S/14.7 million, to S/85.6 million for 2022 from S/70.9 million for 2021, mainly due to an increase in profit before income tax. Our effective tax rate for 2022 was 33.0% and 31.7% in 2021.

Profit for the Year

As a result of the foregoing, our profit for 2022 increased by 15.4%, or S/23.6 million, from S/153.2 million for 2021 to S/176.8 million for 2022, mainly due higher operating profit, due to an efficient pricing strategy to offset higher costs.

For a comparison of our results of operations for the year ended December 31, 2021 to the year ended December 31, 2020, please see our 2021 Form 20-F.

Liquidity and Capital Resources

Our main cash requirements are our operating expenses, capital expenditures relating to the maintenance and expansion of our facilities, the servicing of our debt, the payment of dividends and payment of taxes. Our primary sources of cash have been cash flow from operating activities, and our issuance of debt securities and, to a lesser extent, loans and other financings. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31,
(in millions of S/)	2022	2021	2020
Net cash flows from operating activities	111.8	170.6	331.4
Net cash flows used in investing activities	(176.2)	(91.8)	(48.4)
Net cash flows used in financing activities	(121.5)	(130.1)	(43.8)
Increase (decrease) in cash	(185.9)	(51.3)	239.2

Cash Flows from Operating Activities

Net cash flows from operating activities decreased by 34.5% or S/58.8 million, to S/111.8 million in 2022 from S/170.6 million in 2021, mainly due to high inventory purchases and higher interest and tax payments as our results of operations and profits increased.

Net cash flow from operating activities decreased by 48.5% or S/160.8 million, to S/170.6 million in 2021 from S/331.4 million in 2020, mainly due to inventory purchases, decreased accounts receivables and higher tax payments as our results of operations increased.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/176.2 million for 2022, as compared to S/91.8 million for 2021, and were primarily related to purchases of property, plant and equipment for our cement plants.

Net cash flows used in investing activities were S/91.8 million for 2021, as compared to S/48.4 million for 2020 and were primarily related purchases of property, plant and equipment for our cement plants

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/121.5 million for 2022, as compared to S/130.1 million for 2021 and were primarily due to dividends paid to our shareholders and a higher payment of bank loans offset by a higher income from banks loans received in 2022.

Net cash flows used in financing activities were S/130.1 million for 2021, as compared to S/43.8 million for 2020 and were primarily due to an extraordinary dividend paid to our shareholders and fewer loans received offset by a lower payment of banks loans in 2021.

Indebtedness

As of December 31, 2022, the Company’s total outstanding debt reached S/1,593.2 million (equivalent to US$417.1 million). This debt was primarily composed by our 4.50% Senior Notes due 2023, the two series of local bonds issued in January 2019 and short-term loans.

As of December 31, 2022, the Company maintained cross currency swap hedging agreements for US$132 million in order to mitigate foreign exchange risks related to U.S.dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross-currency swap hedging agreements amounts to S/1,509.3 million (equivalent to US$359.1 million).

On February 8, 2023, we repaid in full the outstanding US$131,612,000 aggregate principal amount of our 4.50% Senior Notes due 2023 at maturity using proceeds from the Club Deal credit line, and we also settled the US$132,000,000 in related derivative financial instruments.

(amounts in millions of S/)	As of December 31, 2022	Interest rate	Maturity Date

Mid-term promisory notes	38.0	8.93%	December 18, 2023
Mid-term promisory notes	38.0	8.93%	December 18, 2023
Senior Notes due 2023	502.7	4.50%	February 8, 2023
Senior Notes due 2029	259.6	6.69%	February 1, 2029
Senior Notes due 2034	309.5	6.84%	February 1, 2034
Club deal	222.7	5.82%	December 1, 2028
Club deal	222.7	5.82%	December 1, 2028

International Bonds. In February 2013, we issued US$300,000,000 aggregate principal amount of our 4.50% Senior Notes due 2023 in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds was used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. The Senior Notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act and listed on the Irish Stock Exchange.

The indenture pursuant to which the Senior Notes were issued contains certain covenants, including restrictions on our and our restricted subsidiaries’ ability to incur further indebtedness or issue disqualified stock and preferred stock, unless the following conditions are met:

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

In management’s opinion, we were in compliance with all of applicable covenants under the indenture as of the date of this annual report.

The subsidiaries that guarantee the Senior Notes are those related to our cement business namely, Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C. and Calizas del Norte S.A.C. (liquidated during 2022).

In December 2018, we purchased US$168,388,000 or approximately 56.13% of the total outstanding Senior Notes by means of a partial cash tender offer using proceeds from the issuance of debt securities in the local market.

In February 2023, the remaining balance of the Senior Notes matured and were paid using proceeds from the issuance of the debt securities in the local market described below.

Local Bonds. On January 8, 2019, the General Shareholders’ Meeting approved the issuance of a local bond program for up to S/1,000 million. On January 31, 2019, we issued two series of local bonds in the aggregate principal amount of S/570 million. One in the aggregate principal amount of S/260 million bearing interest at a rate of 6.68750% for a term of 10 years, and the other in the aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% for a term of 15 years. The rates and terms obtained benefit our financial costs structure, with lower cost of capital, an extended maturity and less exposure to currency fluctuations.

Medium-term “Club Deal” Corporate Loan. On August 6, 2021, we entered into a S/860,000,000 medium-term corporate loan in a “Club Deal” format with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. Amounts borrowed under this loan bear interest at a rate of 5.82%. The loan will allow for the payment of all of the Company’s financial obligations through February 2023 and will be disbursed based on the maturity of each such financial obligation. The first disbursement amounted to S/159,000,000, was made in January 2022 and was used to pay the short-term loans described under “Short-term loans.” The loan includes an availability period of 18 months from August 6, 2021 and a payment term of seven years from the last disbursement, which was in February 2023. Commencing in February 2023, the loan will be paid in 22 equal quarterly installments.

Under this loan, the Company must comply with the following financial covenants:

a.	maintain a debt ratio (Financial Debt / EBITDA) of no more than 3.50 to 1;

b.	maintain a debt service coverage ratio (FCSD / SD) of at least 1.15 to 1; and

c.	maintain a debt service coverage ratio (EBITDA / SD) equal to 1.50 to 1.

In addition, the Company is required to comply with certain customary restrictive and affirmative covenants. As of December 31, 2022 we were in compliance with all covenants

Derivative Financial Instruments. As of December 31, 2022, we maintained cross currency swap hedging agreement in aggregate principal amount of US$132 million to hedge against the foreign exchange risks associated with our U.S. dollar-denominated debt. In February 2023, we canceled the cross currency swaps when we paid all of the outstanding international bond in U.S. dollars.

Short-term loans. As of December 31, 2022, two loans, each in the amount of S/38,000,000, in soles with Banco de Crédito del Perú S.A. were obtained for working capital, have a medium-term maturity and accrue interest at an effective annual rate of 8.93%.

During 2022, the net loss originated by the exchange difference was approximately S/1,040,000 and, during 2021, the net loss from exchange difference amounted to S/7,086,000 All these results are presented in the caption “Loss from exchange difference, net” of the consolidated statement of profit and loss.

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

Pacasmayo has become a company that provides building solutions not only derived from cement, but that satisfy the needs of any actor in the construction sector. That is why today Pacasmayo complements its product research capacity with research focused on people. In other words, knowing who the hardware sellers, self-builders, construction foremen, transporters or construction residents really are, allows us to find new opportunities for Pacasmayo.

C. Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2022.

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	2018	2019	2020	2021	2022	% share
Pacasmayo Group	2,364	2,615	2,576	3,625	3,437	23.9
Imports	32	13	38	62	2	-
Total	2,396	2,628	2,614	3,687	3,439	23.9

Central Region (thousands of metric tons)

Plant	2018	2019	2020	2021	2022	% share
UNACEM	5,058	5,316	4,172	5,838	6,297	43.7
Caliza Inca	448	513	382	518	515	3.6
Imports	885	663	493	630	202	1.4
Total	6,391	6,492	5,047	6,986	7,014	48.7

Southern Region (thousands of metric tons)

Plant	2018	2019	2020	2021	2022	% share
Grupo Yura	2,597	2,584	2,019	2,895	3,047	21.1
Imports	65	98	189	181	67	0.5
Total	2,662	2,682	2,208	3,076	3,114	21.6

Others	895	769	732	877	840	5.8
Total Regions	12,344	12,571	10,601	14,626	14,407	100.0

Sources: ASOCEM, INEI, ADUANET, SUNAT.

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.9 million homes nationwide. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, resulted in the creation of higher paying jobs, which ultimately resulted in the expansion of the housing market. However, the COVID-19 pandemic took a toll on it and, in 2020, poverty levels increased 9.9 percentage points. Fortunately, poverty levels for 2021, which is the last available data, decreased by 4.2 percentage points, reaching 25.9%.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and 2 other plants:

●	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region;

●	UNACEM, which principally serves the central region;

●	Cementos Yura and Cementos Sur, which primarily serve the southern region;

●	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the central region as well as other regions throughout the country; and

●	Mixercon, located in the city of Lima, mainly serves this city, and to a lesser extent some provinces of the country.

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

D. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. See note 3 to our consolidated financial statements included in this annual report.

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

Board of Directors

The following sets forth our directors and their respective positions as December 31, 2022. On March 24, 2023 the Annual Shareholder’s meeting was held and the number of directors remained at seven and new directors were elected for the period 2023-2026. Ms. Ana Sofia Hochschild Correa and Esteban Chong Leon were elected as new members.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Ana María Botella Serrano	Director	1953
Juan Francisco Correa Sabogal*	Director	1974
Venkat Krishnamurthy	Director	1971
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Marco Antonio Zaldívar Garcia*	Director	1960

*	At our annual Shareholders meeting on March 24, 2023, new directors were appointed for the 2023-2026 period. Marco Antonio Zaldivar and Juan Francisco Correa are no longer directors as from that date.

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 10.96 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has been a director since April 1991 and is currently Chairman of the Board. He holds a Bachelor’s Degree in Mechanical Engineering from Tufts University, Boston, United States. Mr. Hochschild is also Chairman of Hochschild Mining plc, Inversiones ASPI S.A. and member of the Board of Directors of UTEC and Tecsup. Additionally, he is member of the Board of Directors of Aclara, ASOCEM, MAC and IAC.

José Raimundo Morales Dasso. Mr. Morales has been a director since March 2008. He currently holds the position of Vice Chairman of the Board of Directors of Credicorp LTD., Banco de Crédito del Perú S.A., Pacifico EPS and Pacífico Cía. De Seguros y Reaseguros. He was CEO of BCP from October 1990 to April 2008 and is currently a member of the Board of Directors of Atlantic Security Holding Corporation, and Fosfatos del Pacífico S.A. Mr. Morales held various positions at Bank of America and Wells Fargo Bank between 1970 and 1980. He holds a bachelor’s degree in Economics and Administration from the Universidad del Pacífico, Lima, Peru, and has a Master’s in Business Administration from the Wharton Graduate School of Finance from the University of Pennsylvania, United States.

Ana María Botella Serrano. Mrs. Botella has been a director since July 9, 2020. Previously, she was Alternate Director from September 1, 2019 to July 9, 2020. She has a Law degree from the Complutense University of Madrid and belongs by opposition to the Superior Body of Civil Administrators of the Spanish State. As a civil servant, she has worked in the Ministry of the Interior, the Civil Government of La Rioja, the Ministry of Public Works, the Valladolid Treasury Delegation and the Ministry of the Treasury. In 2003 she was elected Councilor of the Madrid City Council, she has been Second Deputy Mayor and has participated in the Government Delegations for Employment and Social Services and Environment and Mobility. In December 2011, she was sworn in as Mayor of the Madrid City Council, a position she held until June 2015. She is currently the Executive President of the Integra Foundation and Council and Program Director at the Atlantic Government Institute.

Juan Francisco Correa Sabogal. Mr. Correa has been a director since February 2018. He has a degree in Business Administration from the Universidad de Lima and an MBA from The Wharton Business School, University of Pennsylvania. Previously, he served as Managing Director with Lazard Freres LLC in its offices in the Midwest United States until July 2017, following a career of more than 11 years with this firm. Mr. Correa was one of the founding members of the firm and was responsible for establishing the business and developing a client base in the Midwest United States from a variety of industries. Prior to that, Mr. Correa was a Director at Lazard’s Power, Energy & Infrastructure group in New York, covering a variety of sub-sectors. Mr. Correa also assumed responsibilities connected to Lazard’s efforts in Latin America and was a member of the Board of Directors of MBA Lazard (the former Lazard joint venture for Spanish-speaking Latin America). Prior to joining Lazard, Mr. Correa worked at RWE/Thames Water, Merrill Lynch and Banco de Crédito del Perú S.A. In addition, Mr. Correa has been a consultant to a large number of international and American companies on issues that are not in the public domain related to strategies for mergers, acquisitions and corporate finance activities. Mr.Correa is Mr.Eduardo Hochschild’s brother-in-law.

Venkat Krishnamurthy. Mr. Krishnamurthy has been a director since July 9, 2020. He holds a Bachelor of Science from the Indian Institute of Technology in Kanpur, where he received the Presidential Gold Medal and a PhD in Computer Science from Stanford University. He is a serial entrepreneur, who has created disruptive business and technology breakthroughs in Computer Graphics, Enterprise Software, Social Networks, Internet Marketing, IOT, CAD, Laser Scanning, Manufacturing, Metrology, Orthodontics, EAS/Security and Supply Chain. He is currently co-founder at Alignable, North America’s largest network for small and medium businesses and Gita Krishnamurthy Vidyalaya a free school for under-privileged children in South India, as well as board member at privately held internet travel business Grand Circle Corporation. He is an Academy Award winner for Technical Achievement (2001) for pioneering inventions in the area of animation-ready higher order (polynomial) surface reconstruction from 3-D scanners. Previously, he co-founded Invisalign, Paraform/Metris, now Nikon Metrology, CTO at OATSystems, now Checkpoint’s RFID/IOT division and Instructor at MIT Professional Education on Radical Innovation.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined the Company as Corporate Development Manager in June 2007, and has been a director since March 2008 and Chief Executive Officer since April 2011. He holds a bachleor’s degree in economics from Universidad del Pacífico and has an MBA from Georgetown University. He is also CEO and Board Member of ASPI, Fosfatos del Pacífico and Fossal S.A.A. Additionally, he is Deputy Chairman of the Board at Ferreycorp and has been Chairman of the Board of Trustees of the Universidad del Pacifico, and Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal was also Business, Administration and Finance Manager of Instituto Libertad y Democracia and CEO of Socosani S.A. He has been distinguished among the top three CEOs in the construction industry in Latin America by Institutional Investor magazine every year from 2014 to 2022.

Marco Antonio Zaldívar. Mr. Zaldívar has been a director since March 2017. Certified Public Accountant, graduated from the Universidad de Lima and the Management Development Program of the PAD of the Universidad de Piura. He has an MBA from the Adolfo Ibáñez School of Management (USA). He was Chairman of the Board of Directors of the Lima Stock Exchange. Previously, at Ernst & Young, he was Partner of Risk Management and Regulatory Matters, Senior Partner of the firm’s Audit and Business Advisory Division. Also, he has been Vice Dean of the College of Public Accountants of Lima, President of the Board of Directors and President of the Good Corporate Governance Committee of Procapitales. He is currently an Independent Director at Compañía de Minas Buenaventura, among other positions, with extensive experience in Corporate Governance issues.

The new board members for the 2023-2026 period are as follows:

Ana Sofia Hochschild Correa. Ms. Hochschild holds a bachelor’s degree in Psychology from IE University in Madrid, with a special focus on organizational psychology and knowledge in digital transformation. AfShe has worked at Sony, Ernst & Young and Voxel School. She is currently Project Manager at XR Ventures, an investment company in immersive technologies. She has been admitted to Harvard University for a Master’s Degree in Education Leadership, Organizations, and Entrepreneurship, which she will be studying from September 2023. She also carries out volunteering and fundraising actions to support the development and improvement of living conditions in Peru. She is Eduardo Hochschild Beeck’s daughter.

Esteban Chong Leon. Mr. Chong holds a degree in Accounting from Universidad del Pacífico and a Master’s in Business Administration from the University of Pittsburgh (United States). He holds a diploma in International Financial Reporting Standards from The Association of Chartered Certified Accountants (United Kingdom) and in Board of Directors’ Corporate Governance from Northwestern University – Kellogg School of Management (United States). He is the Head Professor at the Universidad del Pacífico, Head of the Accounting Department, and President of the Admissions Council of such University. He is a retired partner at PricewaterhouseCoopers Peru (PwC) with more than 36 years of professional experience, 20 of them as a partner. He held various positions at PwC including Territory Senior Partner (TSP) for Peru and Bolivia, Head of Assurance for Peru, partner in charge of Risk Management, Member of the Regional Executive Committee and Representative to the Regional Board (Theater Oversight Board), where he was Chairman of the Admissions Committee. He is currently board member at Inmobiliaria Los Alerces, KR Comercial and KR Proyectos. He is also a member of the Audit, Finance and Risk Committee of CGIAR (France) and a member of the Advisory Board of Videnza Consultores. He was board member at the International Potato Center, where he was Vice Chairman of the Board and Chairman of the Audit and Risk Committee. He was Second Vice President of the Board of Directors of CONFIEP, Director of Procapitales, Board of Directors and Executive Committee Member of Amcham Peru and President of the Peruvian Institute of Independent Auditors - IPAI, among other positions. He is co-author of the books Intermediate Financial Accounting: financial statements and analysis of asset, liability and equity accounts and Theory and practice of intermediate accounting. He has made the following publications in specialized magazines: Disclosure on structural capital in companies in the financial sector of Peru listed on the Lima Stock Exchange and Relevance of non-financial information for managers of companies listed on the Lima Stock Exchange.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	Legal Vice – President/General Counsel	1966	2008
Carlos Julio Pomarino Pezzia	Vice – President of the Cement Business	1962	2009
Diego Arispe Silva	Corporate Social Responsibility Managing Director	1981	2021
Aldo Bertoli Estrella	Commercial Managing Director	1969	2016
Ibrahim Chahuan Riveros	Building Solutions Managing Director	1988	2021
Ely Hayashi Hirahoka	Finance Managing Director	1982	2021
Tito Alberto Inope Mantero	Industrial Operations Managing Director	1972	2015
Julio Oropeza Reyes	Operations Managing Director	1978	2022
Diego Reyes Pazos	Supply Chain Managing Director	1977	2013
Inés Roggero Cilloniz	Innovation and Digital Transformation Managing Director	1981	2022
Hugo Villanueva Castillo	Operations Managing Director	1962	2012

*	After December 31, 2022 internal changes were made in the Operations Department. As of January 1, 2023, Hugo Villanueva assumed the role of Climate Change Managing Director and Tito Inope assumed the role of Corporate Excellence Managing Director.

The following sets forth selected biographical information for each of our executive officers:

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been the General Counsel and Legal Vice President of the Company since 2008. Previously, he was Legal Vice President of Hochschild Mining plc. He is a lawyer graduated from the Universidad de Lima (Peru) and a Master of Business Administration from the Universidad del Pacífico (Peru). Among other studies, he participated in the Management Program for Lawyers and in the Corporate Governance and Performance Program of the Yale School of Management (United States), in the Strategic Negotiations Program of Harvard Business School (United States) and in the Prince of Wales,Business & Sustainability Program of the University of Cambridge Institute for Sustainability Leadership (United Kingdom). Currently, Mr. Durand is a member of the Board of Directors of Inversiones ASPI S.A. and is a member of the Board of Directors of Fosfatos del Pacifico S.A, Fossal S.A.A., UTEC and Tecsup.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros has been Chief Financial Officer since January 2008. He is a member of the Board of Directors of Fosfatos del Pacífico S.A. and Fossal S.A.A. Mr. Ferreyros has a bachelor’s degree in business administration from the Universidad de Lima, a multinational MBA from the Adolfo Ibáñez School of Management, Miami and an MBA from the New York College of Insurance. Mr. Ferreyros has participated in the Senior Management Program of the Central American Institute of Business Administration (INCAE) and in the CEO’s Management Program at the Kellogg School of Management, among others. Before joining the Company, Mr. Ferreyros was CEO at La Positiva Seguros y Reaseguros. Distinguished among the three best CFOs in the construction industry in Latin America by Institutional Investor magazine between 2014 and 2021.

Carlos Julio Pomarino Pezzia. Mr. Pomarino has been Vice - President of the Cement Business since July 2017. He has a Bachelor’s degree in Economic Engineering from the Universidad Nacional De Ingenieria and an MBA from the Adolfo Ibáñez Business School and ESAN. In addition, he has participated in the Senior Management Program (PAD) of the Universidad de Piura and completed the Certification of independent Board members at Centrum Católica. He was Vice President of the Cement Business from 2012 to 2017, Deputy General Manager from 2009 to 2012, Commercial Manager of the Company from 2002 to 2009 and General Manager of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Before joining the Company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Head of Finance at Fabrica de Tejidos San Jacinto S.A.

Diego Arispe Silva. Mr. Arispe has been the Corporate Social Responsibility Managing Director since January 2022 and of Human Resources since 2019. He holds a law degree from the Pontificia Universidad Católica del Perú and has an MBA from Columbia Business School (United States). He has worked in the company for more than 15 years, having held various positions in the areas of Human Management, Social Responsibility, and Legal, and was part of the team in charge of the implementation of our cement plant in Piura, as Project Controller.

Aldo Bertoli Estrella. Mr. Bertoli has been the Commercial Managing Director since May 2016. He has a bachelor’s degree in Business Administration from the Universidad del Pacífico and a master’s degree in Business Administration from the Universidad de Piura. Before joining our company, Mr. Bertoli worked for five years as Peru-Ecuador-Bolivia Sales Manager at Pepsico Inc. Previously, he spent 12 years at Procter & Gamble in various commercial positions, including 4 years in Bolivia as Country Manager.

Ibrahim Chahuan Riveros. Mr. Chahuan has been Managing Director of Construction Solutions since January 2022. He has a bachelor’s degree in business administration from Universidad del Pacífico and is currently pursuing an Executive MBA at Northwestern University - Kellogg School of Management. Mr. Chahuan has worked at the company for 11 years, having held various positions primarily in the marketing area. He participated in key corporate finance projects for the development of the company, such as the issuance of bonds for USD 300 MM and for nearly 7 years he has been in charge of promoting and developing the company’s building solutions.

Ely Hayashi Hirahoka. Ms. Hayashi has been the Finance Managing Director since January 2022. She has a bachelor’s degree in business administration from Universidad del Pacífico and an MBA from IE Business School in Madrid Spain. Ms. Hayashi joined the company in 2006 and has held various positions in operational and financial areas throughout her more than 17 years with the Company.

Tito Alberto Inope Mantero. Mr. Inope has been the Industrial Operations Managing Director since January 2022. He is an Economist from the Universidad de Lima and has a Master of Business Administration (MBA) degree from the Universidad Peruana de Ciencias Aplicadas (UPC) as well as the senior management program (PAD). Mr. Inope joined the company in 1996 and has held various management positions throughout his more than 27 years with the Company.

Julio Oropeza Reyes.  Mr. Oropeza has been Operations Managing Director since December 2022. He has 20 years of experience in the cement industry, performing in different functions and locations. Among the areas in which Mr. Oropeza has worked are: laboratory, production, systems implementation (TIS), process optimization, quality control, technical training, KPI’s and cost optimization, training of high-performance teams, environmental and safety management, and innovation. He has a bachelor’s degree in Chemical Engineering from Francisco de Miranda National University in Venezuela, he has a certification as a Holcim Process Engineer and an MBA in Integrated Management System: Quality, Environment and Safety from the University of Viña del Mar-Chile.

Diego Reyes Pazos. Mr.Reyes has been Managing Director of Supply Chain, Administration and Risks since July 2013. He has solid experience in supply chain, project development, system/process design and implementation, and financial analysis. He has a bachelor’s degree in business administration from Universidad de Lima and holds a master’s degree in Business Administration by Universidad de Piura. Prior to joining our Company, Mr. Reyes served as Operations and Finance Manager at Belcorp, Senior Business Process Expert for Latin America at SAB Miller, Project Manager in the Vice-Presidency of Supply Chain at UCP Backus & Johnston, among others.

Inés Roggero Cilloniz. Ms. Roggero has been Innovation and Digital Transformation Managing Director since June 2022. Before joining our company, she was the Corporate Innovation Manager at Alicorp, where she was in charge of identifying process improvement initiatives, new analog and digital products. In addition, Ms. Roggero has more than 17 years of experience in mass marketing. During this time, she has won more than 10 marketing awards and has successfully launched more than 10 new products on the market.

Hugo Pedro Villanueva Castillo. Mr. Villanueva has been Operations Managing Director at Cementos Pacasmayo and Cementos Selva since January 2012. Previously, he served as the Operations Manager at Cementos Selva for more than nine years. He has been working at the Company since 1992 and has held various positions in the areas of Quality, Production and Operations. He has a bachelor’s degree in chemical engineering from the Universidad Mayor de San Marcos and an MBA from Tecnológico de Monterrey, Mexico. He has participated in the General Management Program of the PAD of Universidad de Piura and in the Senior Management Program of INCAE in Costa Rica. Additionally, he has completed various industry specialization programs.

B. Compensation

As of December 31, 2022, the total short-term compensation paid to our executive officers amounted to S/26,066,000 (2021: S/22,678,000 and 2020: S/21,859,000) and the total long-term compensation paid to our executive officers amounted to S/8,272,000 (2021: S/9,763,000 and 2020: S/5,759,000). There were no post-employment or contract termination benefits or share-payments.

In 2011, we decided to pay each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2022 director compensation was approved at our annual shareholders’ meeting.

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

Our compensation plan has been designed to compensate our executives through a combination of base salary, a cash bonus incentive and other benefits that we believe are fair and equitable to us and our shareholders and competitive in the market. We believe that the combination of salary, cash bonus incentive and other benefits help distinguish us from other companies in the cement industry in Peru and serve as an important retention tool as we compete for executive talent. We also believe that it will provide an appropriate compensation structure to retain our executives, reward them for individual performance, and induce them to contribute to the creation of long-term value.

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

Board Committees

We have four board committees composed by members of our board of directors, which are described below, as of April 17, 2023, when the Board meeting was held and members of these committees were elected.

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

Audit Committee

Our audit committee is composed of three directors: Mr. Esteban Chong Leon, who is the chairman of the audit committee, Mr. Venkat Krishnamurthy and Mrs. Ana María Botella Serrano. All of the members of the audit committee qualify as independent in accordance with the SEC rules applicable to foreign private issuers Mr. Esteban Chong Leon also qualifies as a financial expert under SEC rules. The audit committee is responsible for (i) reviewing our financial statements; (ii) evaluating our internal controls and procedures, and identifying deficiencies; (iii) the appointment, compensation, retention; and (iv) oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Corporate Governance Committee

Our corporate governance committee is composed of three directors. The current members are Mr. Eduardo Hochschild Beeck (chair), Mr. Raimundo Morales Dasso and Mr. Humberto Nadal del Carpio. The corporate governance committee is responsible for assisting the board on its oversight of director nomination and committee assignments, as well as the board and CEO successions. Similarly, it is responsible for assisting in the implementation of the committee and board self-assessment surveys and the review of governance principles.

D. Employees

As of December 31, 2022, we had a total of 1,713 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2022	2021	2020
Management	46	39	40
Administrative personnel	1343	1,334	1,295
Plant workers	324	319	322
Total(1)	1,713	1,692	1,657

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2022, approximately 21.6% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L , Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In May 2022, three-year Union Agreements were signed with our largest union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2022, approximately 9.1% of our employees were enrolled with the national public pension fund and 90.1% with a private social pension plan.

2020-2021 was one of the most challenging periods in Pacasmayo’s history. The COVID-19 pandemic created unprecedented impacts in Peru, and on the national economy, namely a collapsed healthcare system, more than 37,000 dead, strict confinement measures that paralyzed the country’s main economic activities and which caused a contraction in GDP of 11.1% in 2020, as well as the loss of millions of jobs. The economy bounced back in 2021, reaching a 13.2% GDP growth rate.

2022 has been a year of experimentation: after returning to the office, we committed ourselves to finding the most appropriate work modality for each of our collaborators. Likewise, we materialize our intentions to build an inclusive company, providing greater opportunities, through programs, for women to access and develop their skills as part of the industry.

In order to protect the health and safety of our collaborators, as well as promoting the spirit of synergy among our teams, as of October 2021 and to date, we migrated to a hybrid work scheme. To accompany this process, in 2022, under the leadership of our CEO, we relaunched UnNuevoPacasmayo.com, a platform through which we provide tips to all our employees to balance life and work. Complementarily, we deployed hybrid Bootcamps, three learning spaces, where we strengthen leadership, collaboration, and well-being with a focus on this new modality. Thus, we seek that, from the place where we are, we continue to build together the future we dream of.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E. Share Ownership

As of March 31, 2023, persons who are currently members of our board of directors and our executive officers held as a group 1,426,553 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2023. Mr. Eduardo Hochschild through ASPI indirectly controls 211,985,547 common shares.

Mr. Manuel Ferreyros, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 31, 2023, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2023, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2023.

	As of March 31, 2023
	Common shares		Investment shares		Total
Shareholder	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage
ASPI(1)	211,985.5	50.0%	—	—	211,985.5	45.7%
CPSAA (treasury shares)	—	—	36,040.4	89.5%	36,040.4	7.7%
IN—Fondo 3 (AFP Integra)	17,880.8	4.2%	—	—	17,880.8	3.9%
RI—Fondo 2 (AFP Prima)	23,336.9	5.5%	—	—	23,336.9	5.0%
RI—Fondo 3 (AFP Prima)	18,064.3	4.3%	—	—	18,064.3	3.9%
PR—Fondo 3 (PROFUTURO)	19,342.3	4.6%	—	—	19,342.3	4.2%
Directors and officers(2)	1,426.6	0.3%	—	—	1,426.6	0.3%
American Depositary Share Program	34,517.4	8.1%	—	—	34,517.4	7.4%
Other shareholders	83,290.0	19.7%	4,238.5	10.5%	87,528.4	18.9%
Total	423,868.5	100.0%	40,278.9	100.0%	464,147.3	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2018 to December 31, 2022.

	As of December 31,
Shareholder	2022	2021	2020	2019	2018
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
CPSAA (treasury shares)	7.8%	7.8%	7.8%	7.8%	7.8%
IN—Fondo 2 (AFP Integra)	—		—	—	4.7%
RI—Fondo 2 (AFP Prima)	5.0%	5.2%	4.6%	3.9%	4.4%
RI—Fondo 3 (AFP Prima)	4.0%	4.0%	—	4.1%	0.2%
American Depositary Receipt Program	7.3%	7.4%	6.8%	6.7%	13.0%
IN—Fondo 3 (AFP Integra)	4.3%	5.0%	4.1%	5.1%	—
PR—Fondo 3 (AFP Profuturo)	4.2%	4.4%	3.7%	4.0%	—
Other shareholders	18.4%	16.1%	22.7%	18.5%	24.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

On January 19, 2017, our management approved the buyback of an additional 7,911,845 investment shares, which we currently hold in treasury.

On March 1, 2018, we spun-off a portion of the net assets (consisting of the assets and liabilities) related to Fosfatos del Pacífico S.A. to Fossal S.A.A., and as a result our capital stock was reduced by approximately S/107,593,030, from S/531,461,479 to S/423,868,449 for our common shares, and from S/ 50,503,124 to S/40,278,894 for our investment shares.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. Our ADSs are listed on the New York Stock Exchange. As of March 31, 2023, we estimate that there were 6,903,477 ADSs outstanding, which represented 8.1% of our common shares outstanding as of such date.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B. Related Party Transactions

Peruvian Law Concerning Related Party Transactions

Under Peruvian law, board members and executive officers of a publicly held company may not (i) engage in transactions with the company or any related party of the company, except for transactions entered into in the ordinary course of business and on an arm’s length basis, (ii) appropriate for their own benefit a business opportunity that belongs to the company, or (iii) participate in any transaction or decision that presents a conflict of interest with the company.

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

As of December 31, 2022, we had an accounts payable balance with ASPI, our controlling shareholder, in the amount of S/5,000 (US$1,308.9).

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/1,303,000 in 2020, S/1,230,000 in 2021 and S/1,200,000 in 2022.

●	We provide back office management and administrative services to ASPI, Fossal S.A.A and Fosfatos del Pacifico S.A., for which we received S/834,000 in 2020, S/305,000 in 2021 and S/198,000 in 2022.

●	We receive a reimbursement of security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,912,000 in 2020, S/2,836,000 in 2021 and S/2,110,000 in 2022 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 27 to our consolidated financial statements included in this annual report.

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

Dividends and Dividend Policy

Our ability to pay dividends is subject to our results of operations for each year. Holders of our common shares and investment shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held

Under our dividend policy, shareholders must take the following factors into consideration prior to declaring dividends: our financial and economic condition, including committed and budgeted expenses and obligations, and previously approved investments. In addition, our dividend policy states that (a) our board of directors may declare advanced dividends based on either the net income resulting from financial statements prepared for such purpose or the cumulative net income corresponding to previous years, provided that shareholders delegated such authority to the board of directors, and (b) holders of common shares representing no less than 20% of our total share capital may request the distribution of dividends up to 50% of the net income corresponding to the previous year, net of any legal reserve requirements. Our board of directors makes a recommendation at the annual shareholders’ meeting with respect to the amount and timing of dividend payments, if any, to be made on our common shares and investment shares.

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of shareholders’ equity. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company.

Payment of Dividends

Dividends are paid to holders of our common shares and investment shares, as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission, investors who purchase shares of a publicly held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares and investment shares are distributed pro rata.

Holders of common shares and investment shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly held company expires 10 years from the original dividend payment date.

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2012 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share (in S/)
2022	194,941,884	0.42000
2021	366,676,401	0.79000
2020	106,753,888	0.23000
2019	154,118,465	0.36000
2018	161,396,280	0.37700
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000
2014	116,393,000	0.20000

At the annual shareholders’ meeting held on March 24, 2023, the shareholders of the Company approved the financial statements for fiscal year 2022 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2023 operating results.

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

C. Markets

Trading in the Peruvian Securities Market

The Lima Stock Exchange

As of December 31, 2022, there were 397 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2022, The Lima Stock Exchange had a share capital of S/162,092,340], divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2022, the Lima Stock Exchange had 295 shareholders. On March 2020, after its annual review, FTSE announced that, since there is only one Peruvian stock in the FTSE Global All Cap index, it fails the new minimum investable market cap and securities count requirement criterion. As a result, Peru was reclassified from Secondary Emerging to Frontier market status effective from September 2020.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2023, 423,868,449 of our common shares were outstanding. As of March 31, 2023, there were 34,517 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2023, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2023, there were 421 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares and investment shares have the right to subscribe to new common shares and investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares; (ii) is approved by shareholders representing at least 40.0% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others; and (iii) results from a corporate reorganization. Holders of investment shares have preemptive rights to maintain their proportional ownership in our share capital.

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

Ordinary and Extraordinary Meetings

Pursuant to Peruvian Corporate Law and our by-laws, the annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year. Additional shareholders’ meetings may be held during the year. Because we are a publicly held corporation, we are subject to the special control of the Peruvian Securities Commission, as provided in Article 253 of the Peruvian Corporate Law. If we do not hold the annual shareholders’ meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares. Such meeting will take place within a reasonable period of time.

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

However, according to Article 10 of CONASEV Resolution No. 090-2005-EF-94.10, as amended, we must inform the Peruvian Securities Commission of the members of our economic group and a list of our holders of common shares owning more than a 4% share interest, as well as any change to such information.

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

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which was set to expire in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility (later expanded to include our Piura facility) at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. We entered into an addendum to this agreement, effective February 1, 2016, which extends the term of the agreement until December 31, 2026, reduces the prices for the 2016-2020 period and establishes new prices for the 2020-2026 period. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.”

On February 8, 2013, we issued US$300,000,000 aggregate principal amount of our 4.50% Senior Notes due 2023, in our inaugural international bond offering, pursuant to an indenture. A portion of the proceeds were used to prepay amounts outstanding our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to cover a portion of the capital expenditures in connection with the construction and development of the new Piura plant and our cement business. We prepaid a portion of the Senior Notes in a cash tender offer in 2018, and we repaid the remaining amount upon maturity in February 2023. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

On January 31, 2019, we issued an aggregate principal amount of S/570,000,000 of debt securities in the local market in two issuances. One in the aggregate principal amount of S/260 million bearing interest at a rate of 6.68750% for a term of 10 years, and the other in the aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% for a term of 15 years. The proceeds were used to purchase a portion of our 4.50% Senior Notes due 2023.

On August 6, 2021, we established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounted to S / 860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them.

On November 29, 2021, we entered into a supply contract with FLSmidth A/S for the supply of the equipment and engineering for a new 2000 tons per day pyro line for our Pacasmayo Plant for a total amount of €19,254,150.

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

However, Law No. 30341 regulating an exception to the general rule was enacted on December 12, 2015, and entered into force on January 1, 2016, and Legislative Decree No. 1262, supplementing Law No. 30341, entered into force on January 1, 2017. This law was in force until December 31, 2019.

However, the validity of Law 30341 was initially extended until December 31, 2022, by Emergency Decree 005-2019. Then, Law No. 31662, published on December 30, 2022, again extended its validity until December 31, 2023. The exemption from income tax provided for by Law 30341, that promotes liquidity and integration of the Securities Market, now contains the following rules:

1.	The exemption is applicable to capital gains generated by individuals and undivided succession or conjugal partnerships that chose to be taxed as such (not applicable to entities).

2.	The exemption applies to up to 100 tax units (Unidad Impositiva Tributaria) of the capital gain generated in each taxable year.

The exemption regulated by the law applies to income from the sale of shares and other securities representing shares made through a centralized trading mechanism supervised by the Superintendency of Securities, when the shares do not represent 10% or more of the shares issued by a given company.

Law No. 30341 and the amendment by Legislative Decree No. 1262, Emergency Decree 005-2019 and Law 31662 include the following provisions:

●	Securities covered by the exemption:

⮚	American Depositary Receipts (ADRs) representing ADSs and Global Depositary Receipts (GDRs);

⮚	Exchange Trade Fund (ETF) units having underlying shares and / or debt securities as underlying;

⮚	Debt securities;

⮚	Certificates of participation in mutual funds for investment in securities;

⮚	Certificates of participation in Investment Fund in Real Estate Income (FIRBI) and certificates of participation in Trust for Securitization for Investment in Real Estate Income (FIBRA); and

⮚	Negotiable invoices.

●	Requirements that apply to the exemption:

⮚	No transfer of 10% or more of the shares or securities representing shares in a period of twelve (12) months. In the case of ADRs and GDRs, this requirement will be determined by considering the underlying shares;

⮚	In the case of shares or securities representing shares, the calculation of the percentage shall be determined based on the total number of shares of capital or account of investment shares at the time of disposal;

⮚	The law indicates those operations to be considered for calculating this percentage, as well as those that do not;

⮚	The securities must have a stock market presence. To determine if the securities have a stock market presence, the following shall be taken into account:

●	Within 180 business days prior to the transfer, the number of days in which the daily-negotiated amount has exceeded the limit established in the regulation shall be determined. This limit cannot be less than six Tax Units (ITU) and will be established considering the volume of transactions that take place in the centralized negotiation mechanisms;

●	The number of days determined according to what is indicated in the previous section will be divided between 180 and multiplied by 100; and

●	The result cannot be less than the limit established by the regulation. This limit cannot exceed 45%.

⮚	Those responsible for conducting centralized trading mechanisms must disseminate on their web pages the list of the securities that comply with having a presence in the stock market.

●	Loss of exoneration:

⮚	If, after applying the waiver, the issuer delivers the values of the Securities Registry of the Stock Exchange, in whole or in part, in an act or progressively, within the 12 months following the sale, the exoneration applied with respect to the values listed; and

⮚	Those responsible for conducting the centralized trading mechanisms must notify SUNAT, in accordance with the procedure set forth in the regulations, of the securities whose registrations are canceled within 12 months of the sale.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. There is currently no income tax treaty between the United States and Peru that would provide for United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

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

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-United States corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will be eligible for the reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your own tax advisors regarding the application of these rules given your circumstances.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Peruvian withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

If Peruvian income tax is withheld on the sale or other disposition of our ADSs or common shares, your amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Peruvian income tax. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from a foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Peruvian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is from foreign sources). In such case, the non-creditable Peruvian income tax may reduce the amount realized on the sale or other disposition of the ADSs or common shares. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or other taxable disposition of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2022. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2022, has been audited by Tanaka, Valdivia & Asociados SCRL, member firm of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures —C. Attestation Report of Independent Registered Public Accounting Firm.”

C. Attestation Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cementos Pacasmayo S.A.A. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, other comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 27, 2023, expressed an unqualified opinion thereon.

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

/s/Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of Ernst & Young Global Limited

Lima, Peru

April 27, 2023

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

ITEM 16. [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Esteban Chong Leon, President of the audit committee, is a “financial expert,” as such term is defined in the SEC rules. We have determined that Ms. Ana Maria Botella, Mr. Venkat Krishnamurti and Mr. Esteban Chong Leon are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2022, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Tanaka, Valdivia y asociados, SCRL, member firm of Ernst & Young Global Limited, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2022 and 2021.

	Year Ended December 31,
(in thousands of S/)	2022	2021
Audit fees	1,244	1,208
Advisory services	45	-
Tax fees	497	256
Total fees	1,786	1,464

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

SECTION 1.02 PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1 of this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F or incorporated by reference herein.

Exhibit Number	Description of Document
1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401)
2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)
2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)
2.2A	Amendment No. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)
2.2B	Amendment No. 2, dated as of December 4, 2020, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on December 4, 2020 (File No. 333-216152)
2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)
2.4	Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401)
2(d)	Description of securities registered under Section 12(d) of the Exchange Act incorporated by reference to Exhibit 2(d) of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)
4.5	Addendum, effective February 1, 2020, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2020 (File No. 001-35401)
4.6	Summary of Principal Terms for Equipment and Engineering supply contract between the Registrant and FL SMIDTTH A/S dated November 29, 2021, incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)
4.7	Summary of Principal Terms for Construction and Assembly Contract between the Registrant and Ingeniería y Construcción Sigdo Koppers Perú S.A.C. dated February 16, 2022, incorporated by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)
8.1	List of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer
13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer
96.1	Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601) incorporated by reference to Exhibit 96.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)
96.2	Technical Report Summary (TRS), Virrilá Quarry and Piura Cement Plant 20-F 229.601 (Item 601) incorporated by reference to Exhibit 96.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)
96.3	Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601) incorporated by reference to Exhibit 96.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Humberto Nadal Del Carpio Chief Executive Officer

By:	/s/ Manuel Bartolome Ferreyros Peña
Manuel Bartomolome Ferreyros Peña
Chief Financial Officer

Date: April 27, 2023

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the Report of Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Receivables related to uncertain tax position

Description of the Matter

As disclosed in Note 7(c) to the consolidated financial statements, the Company has identified certain income tax-related contingencies associated to the mining royalties of years 2008 and 2009. Peruvian taxation authorities have challenged the tax treatment applied by the Company during 2008 and 2009 under the royalty law for metallic and non-metallic mining activity in Peru. As of December 31, 2022, the Company has recognized an income tax receivable for an amount of S/28,922,000, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Company is disputing the validity of the taxation authorities’ assessment. The Company has recorded and disclosed the tax receivable, as management has concluded that the amounts paid to date are recoverable under IFRS based upon the technical merits of the income tax positions of royalty law for metallic and non-metallic mining activity.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law (General Mining Law) to a particular transaction, or both. The Company uses significant judgment to determine whether, based on the technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the mining royalties paid under protest.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of income tax receivables for the payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to its complexity and the judgment used by the Company in the assessment based on interpretations of the income tax legislation and legal rulings in Peru of royalty law for metallic and non-metallic mining activity.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting process for income taxes, including uncertain tax positions and tax contingencies. For example, we tested the controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination and recognition of the income tax receivable of the payments made under protest.

Our audit procedures included, among others, evaluating the assumptions used by the Company to develop its uncertain tax positions based on relevant Peruvian income tax laws (General Mining Law), including the inspection of the Company’s internal and external counsel analysis of these matters.

In addition, we involved our tax subject matter professionals to assess the technical merits of the Company’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related income tax receivables.

Furthermore, we evaluated the disclosure of this matter in Note 7(c) to the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

Lima, Peru.

April 27, 2023

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2022 and 2021

	Note	2022	2021
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	81,773	273,402
Other financial instruments	31	86,893	-
Trade and other receivables, net	7	101,491	102,718
Income tax prepayments		8,268	9,288
Inventories	8	884,969	605,182
Prepayments		25,059	18,800
Total current assets		1,188,453	1,009,390

Non-current assets
Trade and other receivables, net	7	43,543	41,206
Financial investments designated at fair value through other comprehensive income	9	274	476
Other financial instruments	31	-	106,601
Property, plant and equipment, net	10	2,007,838	1,974,931
Intangible assets, net	11	56,861	50,494
Goodwill	12	4,459	4,459
Deferred income tax assets	17	9,005	9,446
Right of use assets	13	3,639	4,668
Other assets		89	101
Total non-current assets		2,125,708	2,192,382
Total assets		3,314,161	3,201,772

Liabilities and equity
Current liabilities
Trade and other payables	14	284,554	227,554
Financial obligations	16	618,907	450,964
Lease liabilities	13	2,005	1,856
Income tax payable		16,340	17,517
Provisions	15	31,333	24,269
Total current liabilities		953,139	722,160

Non-current liabilities
Financial obligations	16	974,264	1,094,391
Lease liabilities	13	2,350	3,973
Provisions	15	47,638	36,639
Deferred income tax liabilities	17	141,635	148,804
Total non-current liabilities		1,165,887	1,283,807
Total liabilities		2,119,026	2,005,967
Equity	18
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(17,787)	(20,094)
Retained earnings		268,618	271,595
Total equity		1,195,135	1,195,805
Total liabilities and equity		3,314,161	3,201,772

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Sales of goods	19	2,115,746	1,937,767	1,296,334
Cost of sales	20	(1,463,715)	(1,378,336)	(921,048)
Gross profit		652,031	559,431	375,286

Operating income (expenses)
Administrative expenses	21	(227,577)	(196,069)	(163,369)
Selling and distribution expenses	22	(65,237)	(51,520)	(40,153)
Other operating (expense) income, net	24	(3,899)	6,408	4,346
Total operating expenses, net		(296,713)	(241,181)	(199,176)
Operating profit		355,318	318,250	176,110

Other income (expenses)
Finance income	25	3,306	2,891	2,976
Finance costs	26	(95,105)	(88,965)	(88,694)
Net (loss) gain on derivative financial instruments recognized at fair value through profit or loss		(59)	589	5,337
Net loss on settlement of derivative financial instruments recognized at fair value through profit or loss	16	-	(1,569)	-
Loss from exchange difference, net	5	(1,040)	(7,086)	(9,831)
Total other expenses, net		(92,898)	(94,140)	(90,212)
Profit before income tax		262,420	224,110	85,898

Income tax expense	17	(85,592)	(70,940)	(28,004)

Profit for the year		176,828	153,170	57,894

Earnings per share
Basic and diluted earnings per share attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	28	0.41	0.36	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income (loss)

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Profit for the year		176,828	153,170	57,894
Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive income (loss)	9(a)	(565)	(1,995)	(17,532)
Deferred income tax	17	167	589	5,172
Other comprehensive income (loss)to be reclassified to profit or loss in subsequent years:
Net gain (net loss) on cash flows hedges	31(a)	3,838	20,836	(1,652)
Deferred income tax	17	(1,133)	(6,146)	487
Other comprehensive income (loss)for the year, net of income tax		2,307	13,284	(13,525)

Total other comprehensive income for the year, net of income tax		179,135	166,454	44,369

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2022, 2021 and 2020

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the year	-	-	-	-	-	-	-	57,894	57,894
Other comprehensive loss	-	-	-	-	-	(12,360)	(1,165)	-	(13,525)
Total comprehensive income	-	-	-	-	-	(12,360)	(1,165)	57,894	44,369
Dividends, note 18(g)	-	-	-	-	-	-	-	(98,465)	(98,465)
Balance as of December 31, 2020	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	153,170	153,170
Other comprehensive income (loss)	-	-	-	-	-	(1,406)	14,690	-	13,284
Total comprehensive income	-	-	-	-	-	(1,406)	14,690	153,170	166,454
Dividends, note 18(g)	-	-	-	-	-	-	-	(338,204)	(338,204)

Balance as of December 31, 2021	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	176,828	176,828
Other comprehensive income (loss)	-	-	-	-	-	(398)	2,705	-	2,307
Total comprehensive income	-	-	-	-	-	(398)	2,705	176,828	179,135
Dividends, note 18(g)	-	-	-	-	-	-	-	(179,805)	(179,805)

Balance as of December 31, 2022	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		262,420	224,110	85,898
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities
Depreciation and amortization	10, 11 and 13	138,539	135,567	139,167
Finance costs	26	95,105	88,965	88,694
Long-term incentive plan	23	8,272	9,763	5,759
Exchange difference related to monetary transactions		3,804	(9,114)	6,978
Provision for inventory obsolescence		1,977	3,348	2,451
Allowance for expected credit losses	7(d)	1,972	563	1,582
Net loss (gain) on derivative financial instruments recognized at fair value through profit or loss	31(a)	59	(589)	(5,337)
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	31(a)	-	1,569	-
Finance income	25	(3,306)	(2,891)	(2,976)
Net gain on disposal of property, plant and equipment and intangible assets	24	(591)	(1,775)	(2,591)
Other operating, net		10,413	3,761	2,202

Working capital adjustments
(Increase) decrease in trade and other receivables		(3,695)	(47,713)	38,005
(Increase) decrease in inventories		(282,554)	(151,530)	54,140
(Increase) decrease in prepayments		(10,099)	(12,956)	4,761
Increase in trade and other payables		60,571	48,834	3,346
		282,887	289,912	422,079
Interest received		3,668	4,484	1,838
Interest paid		(80,573)	(68,433)	(68,444)
Income tax paid		(94,163)	(55,401)	(24,108)
Net cash flows from operating activities		111,819	170,562	331,365
Investing activities
Purchase of property, plant and equipment	10(a)	(162,785)	(85,594)	(47,325)
Purchase of intangible assets	11(a)	(15,712)	(8,953)	(5,224)
Purchase of investments available for sale	9(a)	(363)	(1,779)	-
Loans granted		(141)	(174)	(4,203)
Loan to related party	27	-	(17,121)	-
Cash flow proceeds from sale of property, plant and equipment		2,664	4,152	4,634
Proceeds from loans		149	524	3,697
Collection of loans from related parties	27	-	17,121	-
Opening of term deposits with original maturity greater than 90 days		-	-	(208,990)
Redemption of term deposits with original maturity greater than 90 days		-	-	208,990
Net cash flows used in investing activities		(176,188)	(91,824)	(48,421)

Financing activities
Payment of bank loans	30	(448,984)	-	(674,463)
Dividends paid	30	(179,820)	(336,821)	(143,623)
Payment for hedging instrument	30	(15,390)	(15,214)	(15,685)
Lease payments	13	(2,511)	(2,419)	(1,669)
Bank loans received	30	525,000	220,000	791,270
Dividends returned	30	229	481	321
Cash flow from settlement of derivative financial instruments		-	3,879	-
Payment of bank overdraft		-	-	(70,921)
Proceeds from bank overdraft		-	-	70,921
Net cash flows used in financing activities		(121,476)	(130,094)	(43,849)
Net (decrease) increase in cash and cash equivalents		(185,845)	(51,356)	239,095
Net foreign exchange difference		(5,784)	15,846	1,551
Cash and cash equivalents as of January 1	6	273,402	308,912	68,266
Cash and cash equivalents as of December 31	6	81,773	273,402	308,912
Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		3,804	(9,114)	6,978
Outstanding accounts payable related to acquisition of property, plant and equipment	10(e)	14,560	7,615	4,830
Addition of right-of-use assets and lease liabilities	13	613	217	7,504
Additions of quarry rehabilitation costs	15	2,745	-	7,775

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2022, 2021 and 2020

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2022, 2021 and 2020. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, precast, concrete and quicklime in La Libertad region of the northern of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2022 were approved by the General Shareholders’ Meeting on March 24, 2023. The consolidated financial statements as of December 31, 2021 and for the year then that date were approved by the General Shareholders’ Meeting on March 29, 2022.

For the years ended December 31, 2022, 2021 and 2020, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Calizas del Norte S.A.C. (liquidated during 2022), Soluciones Takay S.A.C. and 150Krea Inc. To these dates, the Company maintains a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

Notes to the consolidated financial statements (continued)

-	Calizas del Norte S.A.C. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C. Thjs liquidation was completed during 2022.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

1.1	COVID 19 -

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

During the halt period, the Company was unable to generate revenues; however, it largely returned to the operating levels prior to the shut-down as of the month of August 2020. The Group has prepared the consolidated financial statements for the financial years ended December 31, 2022, 2021 and 2020 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Through Supreme Decree No. 130-2022-PCM published on October 27, 2022, the Government formalized the end of the state of national emergency that was declared in 2020.

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

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2022 that did not require the restatement of previous financial statements, as explained in note 2.3.19.

Notes to the consolidated financial statements (continued)

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

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

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statement of financial position and statement of cash flows comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through OCI or fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables, available-for-sale financial investments and derivative financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI without recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of December 31, 2022 and 2021 the Group held trade and other receivables in this category.

Financial assets at fair value through OCI (debt instruments) –

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

Notes to the consolidated financial statements (continued)

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

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

As of December 31, 2022 and 2021 the Group elected to classify irrevocably its non-listed equity investments under this category, see note 9.

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

As of December 31,2022 and 2021, the Group held derivative financial instruments classified at fair value through profit or loss classified in this category.

Derecognition -

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

(i)	The rights to receive cash flows from the asset have expired, or

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

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term; gains or losses on liabilities held for trading are recognized in the statement of profit or loss. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

For the years ended December 31, 2022 and 2021, the Group does not have instruments classified in this category.

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

As of December 31, 2022 and 2021, the Group includes trade and other payables and financial liabilities in this category, for more information refer to notes 14 and 16.

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

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, cross currency swaps, to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

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

A hedging relationship qualifies for hedge accounting if it meets all the following effectiveness requirements:

-	There is ‘an economic relationship between the hedged item and the hedging instrument.

-	The effect of credit risk does not dominate the value changes that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group hedges and the quantity of the hedging instrument that the Group uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges, see note 31(a).

Notes to the consolidated financial statements (continued)

Cash flow hedges

Any gains or losses arising from changes in the fair value of derivatives is taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedged item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

In the case that the cash flow hedge is discontinued, the amount accumulated in OCI must remain in OCI if the hedged cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the hedged cash flows are recognized, any amount that remains in OCI must be recorded considering the nature of the underlying transaction.

(vi)	Fair value measurement -

The Group measures financial instruments such as derivatives, and equity investments, at fair value at each period end.

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

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 31(b).

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

Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials and supplies

-	Cost is determined using the weighted average method.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs of inventory necessary to make the sale.

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

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

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

i)	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives of the assets, unless the ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The leased assets correspond to motorized vehicles whose useful life is 5 years.

Notes to the consolidated financial statements (continued)

The right-of-use assets are subject to impairment assessment. Refer to accounting policies in note 2.3.12.

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

Buildings and other construction:
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

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated (see note 10(b)) are written-off in the consolidated statement of profit or loss.

For the years ended December 31, 2022, 2021 and 2020, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

2.3.9	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after the exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on the useful life of the quarry to which it relates. Expenditures that significantly increase the economic life of the quarry under exploitation are capitalized.

Notes to the consolidated financial statements (continued)

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

The Group’s intangible assets with finite useful lives are amortized over an average term of ten years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. As of December 31, 2022 and 2021, the Company maintains as intangible assets with an indefinite useful life of a brand it acquired in 2018.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Notes to the consolidated financial statements (continued)

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

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 11(b). These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

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

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment indicator is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

Notes to the consolidated financial statements (continued)

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that a capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 11(c). The following facts and circumstances are considered in this assessment:

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

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Impairment losses related to continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

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

Notes to the consolidated financial statements (continued)

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other terms in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Rendering of services -

In the business segments cement, concrete, mortar, precast and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

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

Deferred tax -

Deferred tax is determined based on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

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

Notes to the consolidated financial statements (continued)

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

2.3.17	Treasury shares-

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

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

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

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the business acquired over the fair value of the assets acquired.

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

The Group performs impairment tests of goodwill annually. The impairment of goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

2.3.19	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract - Amendments to IAS 37

An onerous contract is a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. These amendments had no impact on the consolidated financial statements of the Group as there were no onerous contracts during the period.

Reference to the Conceptual Framework – Amendments to IFRS 3 –

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. These amendments had no impact on the consolidated financial statements of the Group as there were no contingent assets or liabilities within the scope of these amendments that arose during the period.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 –

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. These amendments had no impact on the consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Notes to the consolidated financial statements (continued)

IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities –

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. These amendments had no impact on the consolidated financial statements of the Group as there were no modifications of the Group’s financial instruments during the period.

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

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. The most significant estimate considered by the Company’s Management in relation to the consolidated financial statements refers to the evaluation of the impairment of long-lived assets, see notes 2.3.12, 10 and 11.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group that are issued, but not yet effective, up to the date of issuance of the financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

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

Notes to the consolidated financial statements (continued)

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12 In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations. The Group is currently assessing the impact of the amendments.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2022 the exchange rates for transactions in United States dollars, published by this institution, were S/3.808 for purchase and S/3.820 for sale (S/3.975 for purchase and S/3.998 for sale as of December 31, 2021).

As of December 31, 2022 and 2021, the Group had the following assets and liabilities in United States dollars:

	2022	2021
	US$(000)	US$(000)

Assets
Cash and cash equivalents	4,426	51,343
Trade and other receivables	3,262	4,946
Advances to suppliers for work in progress	18,899	10,175
	26,587	66,464

Liabilities
Trade and other payables	(18,399)	(10,356)
Interest-bearing loans and borrowings	(131,612)	(149,612)
	(150,011)	(159,968)
Cross currency swap position	132,000	132,000
Net monetary position	8,576	38,496

Notes to the consolidated financial statements (continued)

As of December 31, 2022 and 2021, the Group has cash currency hedging agreements for its bonds (denominated in US dollars), see note 16. Of the US$132,000,000 shown in the swap position as of December 31, 2022 and 2021, respectively, there are underlying liabilities in the amount of US$131,612,000 and the difference of US$388,000 is maintained as derivative financial instruments at fair value through profit or loss.

During 2022, the net loss originated by the exchange difference was approximately S/1,040,000 (the net loss from exchange difference amounted to S/7,086,000 and S/9,831,000 during 2021 and 2020, respectively). All these results are presented in the caption “Loss from exchange difference, net” in the consolidated statement of profit or loss.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2022	2021
	S/(000)	S/(000)

Cash on hand	161	273
Cash at banks (b)	39,112	225,629
Short-term deposits (c)	42,500	47,500
	81,773	273,402

(b)	Cash at banks is denominated in local and foreign currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	78,519	91,072	-	-
Other accounts receivable	7,790	5,940	-	-
Accounts receivable from Parent company and affiliates, note 27	1,858	1,314	-	-
Interest receivable	1,163	636	-
Loans to employees	676	610	-	-
Funds restricted to tax payments	244	1,314	-	-
Other receivables from sale of fixed assets	215	937	-
Loans granted	-	1,066	-	83
Allowance for expected credit losses (d) and (e)	(7,433)	(5,539)	-	-
Financial assets classified as receivables (e)	83,032	97,350	-	83
Value-added tax credit	18,459	5,368	1,874	2,673
Payment under protest for mining royalties 2008 – 2009 (c)	-	-	28,922	28,922
Other accounts receivable	-	-	12,747	9,320
Tax refund receivable	-	-	9,034	9,242
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	18,459	5,368	43,543	41,123
	101,491	102,718	43,543	41,206

(b)	Trade account receivables have current maturity (30 to 90 days) and those overdue bear interest.

(c)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes. Company has made, under protest, payments of the debts arbitrarily placed in collection. These payments as of December 31, 2022 and 2021 amount to S/28,922,000. To date, the Company has initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

Notes to the consolidated financial statements (continued)

(d)	The movement of the allowance for expected credit losses is as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Opening balance	14,573	14,358	12,781
Additions, note 22	1,972	563	1,582
Recoveries	(78)	(348)	(5)
Ending balance	16,467	14,573	14,358

As of December 31, 2022, the additions include S/1,972,000 related to the provision for expected credit losses for trade receivables (S/563,000 as of December 31, 2021), which are presented in the caption “selling and distribution expenses” on the consolidated statement of profit and loss, see note 22.

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2022 and 2021, is as follows:

As of December 31, 2022

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.2%	0.1%	1.5%	3.5%	2.1%	-	59.4%
Carrying amount 2022	90,465	63,676	8,538	3,807	2,573	-	11,871
Expected credit loss	7,433	64	124	135	55	-	7,055

As of December 31, 2021

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	5.4%	0.0%	0.9%	1.7%	3.7%	-	76.5%
Carrying amount 2021	102,972	65,314	21,233	6,112	3,672	-	6,641
Expected credit loss	5,539	28	190	105	136	-	5,080

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2022	2021
	S/(000)	S/(000)

Goods and finished products	18,903	24,720
Work in progress	186,281	134,358
Raw materials	397,096	243,139
Packages and packing	5,245	7,262
Fuel	3,642	3,498
Spare parts and supplies	260,742	183,056
Inventory in transit	13,060	9,149
	884,969	605,182

(b)	As of December 31, 2022 and 2021, the amount of the provision for inventory obsolescence amounts to S/24,905,000 and S/23,052,000, respectively.

9.	Financial investment designated at fair value through OCI

(a)	Movement in financial investment designated at fair value through OCI is as follow:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Beginning balance	476	692	18,224
Contribution of investment shares	363	1,779	-
Fair value change recorded in OCI	(565)	(1,995)	(17,532)
Ending balance	274	476	692

(b)	As of December 31, 2022 and 2021, corresponds to 837,881 and 2,481,397 investment shares of Fossal S.A.A. These shares represent 8.52% and 8.40% of equity of Fossal S.A.A., respectively.

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

The Company has recognized a charge in OCI for S/565,000 related to updating the fair value of the financial investment maintained in Fossal S.A.A. during 2022 (S/1,995,000 and S/17,532,000 during 2021 and 2020, respectively).

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in property, plant and equipment for two years ended December 31, 2022 is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2021	75,893	53,975	252,190	690,542	1,694,145	33,123	113,109	52,645	9,290	64,904	37,731	3,077,547
Additions	21	3,435	4,254	(98)	16,160	191	7,523	3,731	(260)	103	53,120	88,180
Disposals	-	-	-	(7)	(33,176)	(22,786)	(10,583)	(23,105)	-	-	(136)	(89,793)
Transfers, note 11	-	592	108	2,648	20,526	178	3,302	1,157	-	-	(28,575)	(64)
As of December 31, 2021	75,914	58,002	256,552	693,085	1,697,655	10,706	113,351	34,428	9,030	65,007	62,140	3,075,870
Additions	-	7,311	868	-	13,085	318	658	2,849	2,745	3,158	143,540	174,532
Sales and/or retirement	-	-	(2,285)	-	(4,978)	(14)	(2,654)	(228)	-	-	(398)	(10,557)
Disposals	-	-	-	(1,600)	(17,075)	(28)	(4,460)	(481)	-	-	-	(23,644)
Transfers, note 11	-	529	-	3,069	22,853	98	442	4,736	-	-	(32,461)	(734)
As of December 31, 2022	75,914	65,842	255,135	694,554	1,711,540	11,080	107,337	41,304	11,775	68,165	172,821	3,215,467
Accumulated depreciation
As of January 1, 2021	12,256	10,267		139,857	644,190	30,049	80,632	42,348	1,616	7,499	-	968,714
Additions	72	217	-	18,605	93,581	589	7,350	3,198	766	1,522	-	125,900
Disposals	-	-	-	(7)	(32,317)	(22,767)	(9,819)	(23,090)	-	-	-	(88,000)
As of December 31, 2021	12,328	10,484	-	158,455	705,454	7,871	78,163	22,456	2,382	9,021	-	1,006,614
Additions	72	387	-	18,818	95,486	575	7,398	3,595	140	1,521	-	127,992
Sales and/or retirement	-	-	-	-	(3,990)	(12)	(2,269)	(194)	-	-	-	(6,465)
Disposals	-	-	-	(795)	(13,425)	(26)	(4,278)	(428)	-	-	-	(18,952)
Transfers, note 11	-	(3)	-	-	-	-	-	-	-	-	-	(3)
As of December 31, 2022	12,400	10,868	-	176,478	783,525	8,408	79,014	25,429	2,522	10,542	-	1,109,186
Impairment (b)
As of December 31, 2021	42,859	24,048	-	13,578	12,424	201	26	454	-	-	735	94,325
As of December 31, 2022	42,859	24,048	3,624	13,579	12,918	200	26	454	-	-	735	98,443
Net book value
As of December 31, 2021	20,727	23,470	256,552	521,052	979,777	2,634	35,162	11,518	6,648	55,986	61,405	1,974,931
As of December 31, 2022	20,655	30,926	251,511	504,497	915,097	2,472	28,297	15,421	9,253	57,623	172,086	2,007,838

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,488,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment. From this impairment estimate, S/42,859,000 corresponds to concession costs. According to management´s expectation the recovery amount of this zinc mining unit is zero.

(c)	The Group has assessed the recoverable amount of its remaining long-term assets and did not find indicators of an impairment for these assets as of December 31, 2022 and 2021.

(d)	Work in progress included in property, plant and equipment as of December 31, 2022 and 2021 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2022, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/14,560,000 (S/7,615,000 as of December 31, 2021), see note 14.

(f)	During 2022 and 2021, the Group capitalized borrowing costs by S/2,739,000 and S/103,000 mainly related with the Clinker Line Optimization project - Kiln 4 located in Pacasmayo. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.30 percent as of December 31, 2022, which is the effective rate of the borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets.

Notes to the consolidated financial statements (continued)

11.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2021	34,271	24,543	1,975	49,530	110,319
Additions	7,152	-	-	1,739	8,891
Disposals	-	-	-	(54)	(54)
Transfers, note 10	-	-	-	64	64
As of December 31, 2021	41,423	24,543	1,975	51,279	119,220
Additions	14,564	-	-	417	14,981
Disposals	(27)	-	-		(27)
Transfers and reclassifications, note 10	107	-	-	627	734
As of December 31, 2022	56,067	24,543	1,975	52,323	134,908
Accumulated amortization
As of January 1, 2021	13,344	5,710	71	8,085	27,210
Additions	4,681	2,455	-	965	8,101
Disposals	-	-	-	(54)	(54)
As of December 31, 2021	18,025	8,165	71	8,996	35,257
Additions	5,833	2,454	-	575	8,862
Transfers and reclassifications, note 10	-	-	-	3	3
As of December 31, 2022	23,858	10,619	71	9,574	44,122
Impairment (b)
As of December 31, 2021	-	-	-	33,469	33,469
As of December 31, 2022	456	-	-	33,469	33,925
Net Carrying Value
As of December 31, 2021	23,398	16,378	1,904	8,814	50,494
As of December 31, 2022	31,753	13,924	1,904	9,280	56,861

(b)	As of December 31, 2022 and 2021, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of December 31, 2022 and 2021, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

12.	Goodwill

As of December 31, 2022 and 2021, the S/4,459,000 of goodwill relates to the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L.

The Group has assessed the recoverable amount of goodwill held and has determined that there is no impairment at December 31, 2022 and 2021.

13.	Leases

The Group maintains lease contracts with third parties, mainly a contract for the lease of trucks for a term of 5 years. The annual incremental interest rate used for the initial recognition of the right-of-use asset and the lease liability ranges between 5.2 and 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/1,527,000 for the twelve-month period ended December 31, 2022 (2021: S/1,419,000) and was recognized in the “Administrative Expenses” caption of the interim condensed consolidated statement of profit or loss.

The movement of the right-of-use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1, 2021	7,504	38	7,542
Additions	217	-	217
Sales and/or retirement	-	(3)	(3)
Balance as of December 31, 2021	7,721	35	7,756
Additions	306	307	613
Balance as of December 31, 2022	8,027	342	8,369
Accumulated depreciation -
Balance as of January 1, 2021	1,501	35	1,536
Additions	1,552	-	1,552
Balance as of December 31, 2021	3,053	35	3,088
Additions	1,616	26	1,642
Balance as of December 31, 2022	4,669	61	4,730
Net book value
As of December 31, 2021	4,668	-	4,668
As of December 31, 2022	3,358	281	3,639

Notes to the consolidated financial statements (continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2022	2021
	S/(000)	S/(000)

Balance as of January 1	5,829	6,633
Additions	613	217
Financial interest expenses, note 26	317	383
Lease payments	(2,511)	(2,419)
Other	107	1,015
Balance as of December 31	4,355	5,829
Maturity
Current portion	2,005	1,856
Non-current portion	2,350	3,973
Balance as of December 31	4,355	5,829

The future cash disbursements in relation to lease liabilities have been disclosed in note 30.

14.	Trade and other payables

(a)	This caption is made up as follows:

	2022	2021
	S/(000)	S/(000)

Trade payables (b)	159,096	111,336
Interest payable (d)	26,611	29,871
Remuneration payable	19,735	20,835
Advances from customers	14,702	14,668
Accounts payable related to the acquisition of property, plant and equipment, note 10(e)	14,560	7,615
Taxes and contributions	11,347	8,638
Dividends payable, note 18(g)	9,764	9,550
Hedge finance cost payable	5,978	6,213
Board of Directors’ fees	5,191	5,615
Guarantee deposits	4,127	4,645
Account payable to the principal and affiliates, note 27	2,686	143
Other accounts payable	10,757	8,425
	284,554	227,554

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled on 60 to 120 days term.

Notes to the consolidated financial statements (continued)

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

15.	Provisions

(a)	This caption is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2021	9,380	12,090	10,161	3,090	34,721
Additions (b), note 23	25,165	9,763	-	-	34,928
Exchange difference	-	-	1,060	-	1,060
Unwinding of discounts, note 26	-	660	75	-	735
Change in estimate	-	-	(260)	-	(260)
Payments and advances	(10,276)	-	-	-	(10,276)
At December 31, 2021	24,269	22,513	11,036	3,090	60,908

Current portion	24,269	-	-	-	24,269
Non-current portion	-	22,513	11,036	3,090	36,639
	24,269	22,513	11,036	3,090	60,908

At January 1, 2022	24,269	22,513	11,036	3,090	60,908
Additions (b), note 23	32,161	8,272	-	1,368	41,801
Exchange difference	-	-	(495)	-	(495)
Unwinding of discounts, note 26	-	1,200	91	-	1,291
Change in estimate	-	-	2,745	-	2,745
Payments and advances	(25,097)	-	-	(2,182)	(27,279)
At December 31, 2022	31,333	31,985	13,377	2,276	78,971

Current portion	31,333	-	-	-	31,333
Non-current portion	-	31,985	13,377	2,276	47,638
	31,333	31,985	13,377	2,276	78,971

Notes to the consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	2022	2021
	S/(000)	S/(000)

Cost of sales, note 23	15,165	13,887
Administrative expenses, note 23	12,520	8,935
Selling and distribution expenses, note 23	3,287	2,227
Investment	1,189	116
	32,161	25,165

(c)	Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two installments: the first payment will be made on the sixth year after the creation of this bonus plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

(d)	Quarry Rehabilitation provision -

As of December 31, 2022 and 2021, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on the current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2022 was from 0.54 to 4.14 and the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2021 was from 0.12 to 1.94

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

16.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2022	2021
		%		S/(000)	S/(000)

Short -term promissory notes (b)
Banco de Crédito del Perú	S/	8.93%	December 18,2023	38,000	-
Banco de Crédito del Perú	S/	8.93%	December 18,2023	38,000	-
Banco de Crédito del Perú	US$	1.80%	July 8,2022	-	71,964
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	-	79,500
Banco de Crédito del Perú	S/	2.62%	January 10, 2022	-	79,500
Banco de Crédito del Perú	S/	1.55%	December 23, 2022	-	110,000
Banco de Crédito del Perú	S/	1.55%	December 23, 2022	-	110,000
Total current				76,000	450,964

Senior Notes (c)
Principal, net of issuance costs	US$	4.50%	February 8, 2023	502,699	525,420
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,625	259,563
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,457	309,408
				1,071,781	1,094,391

Short and long-term Corporate Loan under “Club deal” (d)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	222,695	-
Scotiabank	S/	5.82%	December 1,2028	222,695	-
				445,390	-
Total non-current				1,593,171	1,545,355

Maturity
Current				618,907	450,964
Non-current				974,264	1,094,391
				1,593,171	1,545,355

Notes to the consolidated financial statements (continued)

(b)	Short-term promissory notes -

As of December 31, 2021, the Company maintained two loans of S/79,500,000 each with maturity in January 2022 and with an annual effective interest rate of 2.62 percent. Also, as of December 31, 2021, the Company maintained a loan of US$18,000,000 with maturity in July 2022 and at an effective annual interest rate of 1.80 percent. On July 1, 2021, the Company acquired two medium-term notes with Banco de Crédito del Peru S.A. for S/110,000,000 each, with a maturity date of December 23, 2022 and an effective annual interest rate of 1.55 percent. These loans have been paid with the corporate loan mentioned in section (d).

(c)	Senior Notes-

(c.1)	Senior Notes in US dollars

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities on the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Notes with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company used part of the net proceeds from the offering to prepay certain of its existing debt and the difference was used to fund capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following subsidiaries of the Company: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (liquidated during 2022).

The Board of Directors’ Meeting held on November 26, 2018, approved the repurchase of a portion of the Senior Notes denominated in US dollars. As a result, the Company acquired Senior Notes totaling US$168,388,000. Consequently, the Senior Notes balance in US dollars was US$131,612,000, in periods as of December 31, 2022 and 2021. To finance this acquisition, the Company issued medium-term promissory notes from Banco de Crédito del Perú (bridge loans) for a total of S/580,769,000, which were canceled with the issuance of the Senior Notes denominated in Soles in January 2019, as explained below.

On the other hand, as a consequence of the purchase of the Senior Notes denominated in US dollars, the Company’s Management considers that it was not necessary to continue with all the derivative financial instruments that were previously used to hedge those liabilities. For this reason, during December 2018, the Company settled US$150,000,000 of a total of US$300,000,000 nominal amount of derivatives then outstanding. In 2021, the Company settled derivative financial instruments of negotiation recognized at fair value through profit or loss for US$18,000,000. The loss obtained from this settlement amounted to approximately S/1,569,000, which was presented in cumulative net loss on settlement of derivative financial instruments caption from the consolidated statement of profit and loss for the year ended December 31, 2021, see note 31(a).

As of December 31, 2022 and 2021, the Company has hedged certain derivative contracts as cash flow hedges contracts to reduce the foreign currency risk of the outstanding corporate bonds, which are denominated in US dollars for the amount of US$132,000,000, see note 31(a).

Notes to the consolidated financial statements (continued)

(c.2)	Senior Notes in Soles

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of Senior Notes denominated in Soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loans described in the previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

The Senior Notes in soles issued in 2019 are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

(c.3)	Financial covenants

The financial covenants related to the Senior Notes denominated US dollars and soles state that if the Company and its guarantor subsidiaries issue debt or equity instruments, merges with another company or dispose or rents significant assets, the Senior Notes will trigger the following financial covenants, calculated based on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2022, the Company was in compliance with these covenants.

For the years ended December 31, 2022, 2021 and 2020, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/60,225,000, S/63,333,000 and S/60,857,000, respectively, see note 26.

(d)	Medium-term Corporate Loan under “Club Deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that will allow the payment of all the financial obligations that the Company maintains with a maturity until February 2023 and will be disbursed based on the maturity of each of these obligations. The disbursements amounted to S/449,000,000 and were made during 2022 and were used to pay the loans mentioned in section (b). The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which is estimated for the Company estimates will occur in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

Notes to the consolidated financial statements (continued)

As part of the loan conditions, the Company has assumed the following obligations:

I.	Comply with the following financial covenants:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) = 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS.

II.	It maintains the following main obligations to do:

a.	Subordinate any obligation the Company had or may have to this loan.

b.	Maintain the loan with a status equal to other senior financing of the Company.

c.	Keep assets in good condition and properly insured.

d.	Maintain all licenses, authorizations, concessions, permits, titles and rights required by government authorities.

III.	It maintains the following obligations not to do:

a.	Pay dividends, reduce capital stock or make any other distribution to its shareholders if such events would result in the Company´s lack of compliance with the obligations assumed.

b.	That the Company and its subsidiaries participate in processes of liquidation, transformation, corporate reorganization, acquisition of companies, merger or spin-off.

c.	Transfer, sell, alienate, donate or give in usufruct, lease, give in fiduciary domain, encumber their assets, income flows and / or collection rights.

d.	Grant financing, personal or real guarantees in favor of third parties.

As of December 31, 2022, the Company was in compliance with the ratios and other obligations of the loan.

Notes to the consolidated financial statements (continued)

17.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2021	Effect on profit or loss	Effect on OCI	As of December 31, 2021	Effect on profit or loss	Additions quarry rehabilitation provision	Effect on OCI	As of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Provision for vacations	1,570	335	-	1,905	196	-	-	2,101
Allowance for expected credit losses for trade receivables	1,457	76	-	1,533	555	-	-	2,088
Provision of discounts and bonuses to customers	2,457	(230)	-	2,227	(448)	-	-	1,779
Lease liabilities	892	(87)	14	819	(119)	-	-	700
Effect of tax-loss carry forward	9,270	(7,559)	-	1,711	(1,018)	-	-	693
Legal claim contingency	461	-	-	461	-	-	-	461
Estimate for devaluation of spare parts and supplies	431	1	-	432	3	-	-	435
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	227	73	-	300	89	-	-	389
Effect of differences between book and tax bases of inventories	55	-	-	55	-	-	-	55
Allowance for expected credit losses for other receivables	974	-	-	974	(974)	-	-	-
Other	63	555	(14)	604	290	-	-	894
	17,857	(6,836)	-	11,021	(1,426)	-	-	9,595
Deferred income tax liabilities
Right of use assets	(809)	178	(17)	(648)	88	-	-	(560)
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(1,430)	486	-	(944)	897	-	-	(47)
Other	-	-	17	17	-	-	-	17
	(2,239)	664	-	(1,575)	985	-	-	(590)
Total deferred income tax assets	15,618	(6,172)	-	9,446	(441)	-	-	9,005
Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets Salmueras	17,563	255	-	17,818	212	-	-	18,030
Long-term incentive plan	3,566	3,075	-	6,641	2,794	-	-	9,435
Impairment of mining assets	6,916	(212)	-	6,704	951	-	-	7,655
Financial instruments designated at fair value through OCI	6,051	-	589	6,640	-	-	167	6,807
Provision for spare parts and supplies obsolescence	5,381	327	-	5,708	216	-	-	5,924
Provision for vacations	3,258	423	-	3,681	203	-	-	3,884
Quarry rehabilitation provision	2,781	(55)	-	2,726	27	810	-	3,563
Allowance for expected credit losses for trade receivables	101	534	-	635	18	-	-	653
Legal claim contingency	1,065	(135)	-	930	(502)	-	-	428
Lease liabilities	450	-	-	450	(240)	-	-	210
Other	275	53	-	328	-	-	-	328
	47,407	4,265	589	52,261	3,679	810	167	56,917
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates	(192,544)	2,366	-	(190,178)	3,752	(810)	-	(187,236)
Net gain on cash flow hedge	(2,952)	1,684	(6,146)	(7,414)	36	-	(1,133)	(8,511)
Effect of costs of issuance of senior notes	(770)	(1,915)	-	(2,685)	314	-	-	(2,371)
Right of use assets	(963)	217	-	(746)	354	-	-	(392)
Other	(42)	-	-	(42)	-	-	-	(42)
	(197,271)	2,352	(6,146)	(201,065)	4,456	(810)	(1,133)	(198,552)
Total deferred income tax liabilities, net	(149,864)	6,617	(5,557)	(148,804)	8,135	-	(966)	(141,635)
		445	(5,557)		7,694		(966)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority. The legal right is defined for each individual determination of the income tax of the Company and its Subsidiaries.

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Profit before income tax	262,420	224,110	85,898
Income tax expense calculated at the statutory income tax rate of 29.5%	(77,414)	(66,112)	(25,340)

Permanent differences
Non-deductible expenses, net	(7,415)	(4,070)	(1,596)
Effect of tax-loss carry forward not recognized	(763)	(758)	(1,068)
Income tax expense the effective income tax rate of 33% in 2022 (2021: 32% and 2020: 33%)	(85,592)	(70,940)	(28,004)

The components of the deferred income tax related to the items recognized in the OCI during the years ended December 31, 2022, 2021 and 2020, are as follow:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(93,286)	(71,385)	(25,779)
Deferred	7,694	445	(2,225)
	(85,592)	(70,940)	(28,004)

The income tax recorded directly to OCI represents a loss of S/966,000 during 2022, a loss of S/5,557,000 during 2021 and a gain of S/5,659,000 during 2020.

The composition of the deferred income tax related to the items recognized in OCI is as follow:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain on available-for-sale financial asset	167	589	5,172
Tax effect on unrealized gain (loss) on hedging derivative financial asset	(1,133)	(6,146)	487
Total deferred income tax in OCI	(966)	(5,557)	5,659

Notes to the consolidated financial statements (continued)

As of December 31, 2022, 2021 and 2020, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2022, certain subsidiaries of the Group had tax loss carryforwards of S/25,424,000 (2021: S/24,085,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/104,842,000 (2020: S/83,079,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

18.	Equity

(a)	Capital stock -

As of December 31, 2022 and 2021, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share. As of December 31, 2022, the total outstanding common shares are as follow; 34,060,726 are listed on the New York Stock Exchange and 389,807,723 listed on the Lima Stock Exchange. As of December 31, 2021 from the total outstanding common shares; 34,252,841 are listed on the New York Stock Exchange and 389,615,608 were listed on the Lima Stock Exchange.

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

As of December 31, 2022 and 2021, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

Notes to the consolidated financial statements (continued)

(c)	Treasury shares -

As of December 31, 2022 and 2021, the Company maintained 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2022 and 2021, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results of cash flow hedges.

(g)	Distributions made and proposed –

	2022	2021	2020
Approval date by Board of Directors	October 10, 2022	April 29, 2021	November 16, 2020
Declared dividends per share to be paid in cash S/	0.42000	0.79000	0.23000
Declared dividends S/(000):	179,805	338,204	98,465

As of December 31, 2022 and 2021, dividends payable amounted to S/9,764,000, and S/9,550,000, respectively, see note 14.

Notes to the consolidated financial statements (continued)

19.	Sales of goods

This caption is made up as follows:

	For the year ended of December 31, 2022
	Cement	Concrete and mortar	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,742,704	189,945	31,177	-	-	-	1,963,826
Sale of construction supplies	-	-	-	-	114,024	-	114,024
Sale of quicklime	-	-	-	37,858	-	-	37,858
Sale of other	-	-	-	-	-	38	38

	1,742,704	189,945	31,177	37,858	114,024	38	2,115,746

Moment of the revenue recognition
Goods transferred at a point in time	1,742,704	189,945	31,177	37,858	114,024	38	2,115,746

	For the year ended of December 31, 2021
	Cement	Concrete and mortar	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,534,867	213,565	36,055	-	-	-	1,784,487
Sale of construction supplies	-	-	-	-	113,905	-	113,905
Sale of quicklime	-	-	-	39,141	-	-	39,141
Sale of other	-	-	-	-	-	234	234

	1,534,867	213,565	36,055	39,141	113,905	234	1,937,767

Moment of the revenue recognition
Goods transferred at a point in time	1,534,867	213,565	36,055	39,141	113,905	234	1,937,767

	For the year ended of December 31, 2020
	Cement	Concrete and mortar	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,023,907	126,135	35,144	-	-	-	1,185,186
Sale of construction supplies	-	-	-	-	78,192	-	78,192
Sale of quicklime	-	-	-	32,473	-	-	32,473
Sale of other	-	-	-	-	-	483	483

	1,023,907	126,135	35,144	32,473	78,192	483	1,296,334

Moment of the revenue recognition
Goods transferred at a point in time	1,023,907	126,135	35,144	32,473	78,192	483	1,296,334

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

Notes to the consolidated financial statements (continued)

20.	Cost of sales

This caption is made up as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products	25,304	12,877	22,133
Beginning balance of work in progress	135,008	114,246	166,999
Consumption of miscellaneous supplies	622,579	566,781	295,688
Maintenance and third-party services	277,250	242,412	147,282
Shipping costs	201,849	196,064	113,054
Depreciation and amortization	121,871	118,998	122,541
Personnel expenses, note 23(b)	125,683	113,513	89,805
Costs of packaging	81,023	71,580	45,032
Other manufacturing expenses	80,122	102,177	45,637
Ending balance of goods and finished products	(20,037)	(25,304)	(12,877)
Ending balance of work in progress	(186,937)	(135,008)	(114,246)
	1,463,715	1,378,336	921,048

21.	Administrative expenses

This caption is made up as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 23(b)	116,748	96,891	76,291
Third-party services	72,172	59,896	48,713
Depreciation and amortization	16,667	16,569	16,626
Donations	8,494	9,067	9,188
Board of Directors compensation	6,112	6,397	5,992
Taxes	5,669	5,563	5,262
Consumption of supplies	1,715	1,686	1,297
	227,577	196,069	163,369

Notes to the consolidated financial statements (continued)

22.	Selling and distribution expenses

This caption is made up as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 23(b)	42,300	33,867	26,283
Third-party services	11,106	9,733	7,326
Advertising and promotion	6,417	5,637	3,285
Allowance for expected credit losses, note 7(d)	1,972	563	1,582
Other	3,442	1,720	1,677
	65,237	51,520	40,153

23.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Wages and salaries	165,530	138,675	115,630
Social contributions	32,966	28,842	26,085
Workers ‘profit sharing, note 15(b)	30,972	25,049	9,513
Legal bonuses	20,556	19,620	17,413
Vacations	18,481	18,032	16,301
Long-term incentive plan, note 15	8,272	9,763	5,759
Cessation payments	4,511	2,203	858
Training	2,307	1,408	476
Other	1,136	679	344
	284,731	244,271	192,379

(b)	Employee benefits expenses are allocated as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Cost of sales, note 20	125,683	113,513	89,805
Administrative expenses, note 21	116,748	96,891	76,291
Selling and distribution expenses, note 22	42,300	33,867	26,283
	284,731	244,271	192,379

Notes to the consolidated financial statements (continued)

24.	Other operating income (expense), net

This caption is made up as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Rentals to third parties	1,694	2,328	649
Income from land rental and office lease, note 27	1,508	1,639	1,859
Net gain (loss) on disposal of property, plant and equipment and intangible assets	591	1,775	2,591
Recovery of expenses	204	491	1,166
Income from management and administrative services provided to related parties, note 27	198	305	834
Expenses to counteract the COVID-19 effect	-	-	(2,642)
Other, net	(8,094)	(130)	(111)
	(3,899)	6,408	4,346

25.	Finance income

This caption is made up as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Interest on term deposits	1,884	834	2,243
Interest on accounts receivable	1,090	898	204
Tax interest	-	1,015	-
Other finance income	332	144	529
	3,306	2,891	2,976

26.	Finance costs

This caption is made up as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 16 (c)	60,225	63,333	60,857
Finance cost on cross currency swaps	15,155	15,046	16,144
Interest on promissory notes	14,920	7,326	8,298
Expenses for the purchase and amortization of issuance costs of senior notes	1,027	815	816
Interest on lease liabilities, note 13	317	383	409
Counterparty credit risk in cross currency swaps	62	848	542
Interest for bank overdraft	-	-	802
Commission for prepayment of loans	-	-	325
Other	2,108	479	74

Total interest expense	93,814	88,230	88,267
Unwinding of discount of provisions, note 15	1,291	735	427
Total finance costs	95,105	88,965	88,694

Notes to the consolidated financial statements (continued)

27.	Related parties

Transactions with related entities -

During 2022, 2021 and 2020, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its other related parties:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A. (ASPI)
Income from office lease	16	20	17
Fees for management and administrative services	100	98	88

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	1,200	1,230	1,303
Income from office lease	244	332	478
Fossal S.A.A. (Fossal)
Income from office lease	16	18	19
Fees for management and administrative services	52	52	48
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	16	19	24
Fees for management and administrative services	46	155	698
Asociación Sumac Tarpuy
Income from office lease	16	20	18
Expense
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(2,110)	(2,836)	(1,912)

Loans
Other related parties
Loans to Fossal S.A.A.	-	(14,252)	-
Loans to Fosfatos del Pacífico S.A.	-	(2,869)	-
Loan collection from Fossal S.A.A.	-	14,252	-
Loan collection from Fosfatos del Pacífico S.A.	-	2,869	-

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2022 and 2021:

	2022		2021
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Parent
Inversiones ASPI S.A.	-	5	-	105
	-	5	-	105

Other related parties
Fosfatos del Pacífico S.A.	1,123	461	1,039	37
Compañía Minera Ares S.A.C.	564	2,220	199	-
Fossal S.A.A.	75	-	12	-
Other	96	-	64	1
	1,858	2,681	1,314	38
	1,858	2,686	1,314	143

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2022, 2021 and 2020, the Group has not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. For the year ended December 31, 2022, the total short-term compensation amounted to S/26,066,000 (2021: S/22,678,000 and 2020: S/21,859,000) and the total long-term compensation amounted to S/8,272,000 (2021: S/9,763,000 and 2020: S/5,759,000), and there were no post-employment or contract termination benefits or share-payments.

Notes to the consolidated financial statements (continued)

28.	Earnings per share

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The calculation of basic and diluted earnings per share is shown below:

	2022	2021	2020
Numerator
Profit for the year (S/000)	176,828	153,170	57,894
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

Basic and diluted earnings per share (S/)	0.41	0.36	0.14

The Group has no dilutive potential ordinary shares as of December 31, 2022, 2021 and 2020.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

29.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2022 and 2021, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is renewable annually, and provided an annual rent expense for the years ended December 31, 2022, 2021 and 2020 of S/1,200,000, S/1,230,000 and S/1,303,000, respectively; see note 27.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, has subscribed a collaboration contract with Flujo Libre S.A.C., with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will not take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of December 31, 2022 and 2021, the Group had no significant capital commitments.

Notes to the consolidated financial statements (continued)

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended December 31, 2022, 2021 and 2020 amounted to S/9,445,000, S/7,280,000 and S/5,918,000 respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract coquina and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2022 and 2021 amounted to S/1,582,000 and S/1,687,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2022, 2021 and 2020 amounted to S/1,193,000, S/990,000 and S/555,000 respectively, and is recognized as part of the cost of inventory production.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2022, 2021 and 2020, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2022 and 2021.

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company in the four years subsequent after the year of filing the tax return.

Notes to the consolidated financial statements (continued)

The statements of income tax and value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
	Income tax	Value-added tax
Entity
Cementos Pacasmayo S.A.A.	2018 - 2022	Dec. 2018 - 2022
Cementos Selva S.A.C.	2018 - 2022	Dec. 2018 - 2022
Distribuidora Norte Pacasmayo S.R.L.	2018 - 2022	Dec. 2018 - 2022
Empresa de Transmisión Guadalupe S.A.C.	2018 - 2022	Dec. 2018 - 2022
Salmueras Sudamericanas S.A.	2018 - 2022	Dec. 2018 - 2022
Calizas del Norte S.A.C. (liquidated during 2022)	2018 - 2022	Dec. 2018 - 2022
Soluciones Takay S.A.C.	2019 - 2022	May to Dec.2019 - 2022

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2022.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Operating year expense
					2022	2021	2020
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	810	713	315
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	PAMA	299	298	237

					1,109	1,011	552

As of December 31, 2022 and 2021, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2022 and 2021, the Group maintains a provision for the closing of the quarries exploited by its operations amounting to S/13,377,000 and S/11,036,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 15.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/ 3,447,000. From this total amount, S/ 2,847,000 corresponded to labor claims from former employees, S/596,000 is related to the tax assessments received from the tax administration corresponding to the 2009 tax period, which was reviewed by the tax authority during 2012 and S/4,000 correspond to contentious administrative claims.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.

Notes to the consolidated financial statements (continued)

30.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds derivative financial instruments designated at fair value through OCI, derivative financial instruments designated as cash flow hedges and derivative financial instruments at fair value through profit or loss.

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

Management reviews and implements policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, foreign currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include deposits, financial obligations, financial instruments designated at fair value through OCI and derivative financial instruments designated at fair value through profit or loss.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2022 and 2021. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2022 and 2021.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Notes to the consolidated financial statements (continued)

As of December 31, 2022 and 2021, all of the Group’s borrowings were at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

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

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swap contracts, see note 31(a).

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2022	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	1,638
	+10	3,276
	-5	(1,638)
	-10	(3,276)

2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	7,695
	+10	15,391
	-5	(7,695)
	-10	(15,391)

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2022 and 2021, the Group had 4 and 7 customers, that owed the Group more than S/3,000,000 each accounting for approximately 23% and 46% of all trade receivables outstanding, respectively. There were 27 and 22 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 55% and 34% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits and hedging derivative financial instruments or at fair value through profit or loss-

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2022 and 2021, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table below.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and long term debentures. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if is necessary.

As of December 31, 2022 and 2021 no portion of Senior Notes denominated in soles will mature in less than one year. In 2021, to cover the obligations of Senior Notes denominated in US dollars maturing in February 2023, the Company established the obligations of the new “Club Deal” financing to begin disbursements in 2022, see note 16(d).

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2022
Financial obligations	414,290	116,818	326,544	651,638	1,509,290
Interest	36,222	45,282	213,427	119,201	414,132
Derivative financial instruments	7,473	-	-	-	7,473
Trade and other payables	231,698	41,510	-	-	273,208
Lease liabilities	502	1,503	2,350	-	4,355

As of December 31, 2021
Financial obligations	159,000	291,964	414,290	570,000	1,435,254
Interest	31,255	35,147	166,252	154,851	387,505
Derivative financial instruments	7,821	7,821	7,821	-	23,463
Trade and other payables	175,975	42,941	-	-	218,916
Lease liabilities	465	1,391	3,973		5,829

The financial derivative instruments disclosed in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2022
Inflows	88,968	-	-	88,968
Outflows	(1,627)	-	-	(1,627)
Net	87,341	-	-	87,341

Discounted at the applicable interbank rates	86,893	-	-	86,893

As of December 31, 2021
Inflows	-	-	125,537	125,537
Outflows	(1,703)	(7,908)	(7,992)	(17,603)
Net	(1,703)	(7,908)	117,545	107,934

Discounted at the applicable interbank rates	(1,695)	(7,716)	116,012	106,601

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2022
Hedge finance cost payable	6,213	-	15,155	-	(15,390)	-	-	5,978
Dividends payable	9,550	179,805	-	229	(179,820)	-	-	9,764
Interest-bearing loans	1,545,355	-	-	525,000	(448,984)	(25,407)	(2,793)	1,593,171

2021
Hedge finance cost payable	6,381	-	15,046	-	(15,214)	-	-	6,213
Dividends payable	7,686	338,204	-	481	(336,821)	-	-	9,550
Interest-bearing loans	1,268,584	-	-	220,000	-	55,955	816	1,545,355

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call the senior notes. There have been no breaches in the financial covenants of Senior Notes in any of the years presented.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021.

Notes to the consolidated financial statements (continued)

31.	Fair value of financial assets and liabilities

Financial assets -

Except for derivative financial instruments and financial instruments designated at fair value through OCI, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables financial obligations are classified as loans and borrowings and are carried at amortized cost.

(a)	Derivative financial instruments -

Hedging derivatives -

Foreign currency risk -

As of December 31, 2022 and 2021, the Company maintains cross currency swaps agreements for a notional amount of US$132,000,000, with maturity in 2023 and an average rate of 2.97%. Of this total, US$131,612,000 has been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of hedging the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and resulted in an unrealized gain of S/3,838,000 for 2022 (unrealized gain of S/20,836,000 during 2021). The amounts retained in OCI of 2022 are expected to be recognized in the consolidated statement of profit or loss in 2023, the year of its maturity.

Notes to the consolidated financial statements (continued)

Assets (liabilities) from financial instruments at fair value through profit or loss -

As of December 31, 2022 and 2021 the Company held cross currency swaps that do not have an underlying relationship amounts to US$388,000. The effect on profit or loss of the change in their fair value was a loss of S/59,000 and a gain of S/589,000 as of December 31, 2022 and 2021, respectively. In January 2021, derivative financial instruments at fair value through profit or loss were settled in the amount of US$18,000,000, the result was a net loss amounting to S/1,569,000 presented in “Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss” caption in the consolidated statement of profit or loss.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2022 and 2021, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2022 and 2021, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2022	2021	2022	2021	2022/2021
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	81,773	273,402	81,773	273,402	Level 1
Trade and other receivables	145,034	143,924	145,034	143,924	Level 2
Other financial instruments	86,893	106,601	86,893	106,601	Level 2
Financial investments designated at fair value through other comprehensive income	274	476	274	476	Level 3
Total financial assets	313,974	524,403	313,974	524,403

Financial liabilities
Trade and other payables	284,554	227,554	284,554	227,554	Level 2
Senior notes	1,071,781	1,094,391	996,156	1,119,035	Level 1
Promissory notes	521,390	450,964	459,117	447,558	Level 2
Total financial liabilities	1,877,725	1,772,909	1,739,827	1,794,147

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (vi).

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2022 and 2021, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date as they trade on the exchange.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company’s shareholding in the equity of Fossal S.A.

Notes to the consolidated financial statements (continued)

32.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	2022					2021					2020
	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other (*)	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other (*)	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	1,963,826	114,024	37,858	38	2,115,746	1,784,487	113,905	39,141	234	1,937,767	1,185,186	78,192	32,473	483	1,296,334
Gross profit	647,285	3,670	1,954	(878)	652,031	550,816	3,501	5,651	(537)	559,431	367,456	3,014	5,012	(196)	375,286
Administrative expenses	(223,162)	(2,741)	(1,238)	(436)	(227,577)	(191,132)	(2,675)	(1,099)	(1,163)	(196,069)	(157,491)	(2,862)	(1,493)	(1,523)	(163,369)
Selling and distribution expenses	(63,971)	(786)	(355)	(125)	(65,237)	(50,223)	(703)	(289)	(305)	(51,520)	(38,708)	(703)	(367)	(375)	(40,153)
Other operating (expense) income, net	(2,964)	8	-	(943)	(3,899)	6,358	47	-	3	6,408	4,204	154	-	(12)	4,346
Finance income	3,252	20	-	34	3,306	2,874	17	-	-	2,891	2,951	26	-	(1)	2,976
Finance cost	(95,102)	(3)	-	-	(95,105)	(88,961)	(3)	-	(1)	(88,965)	(88,569)	(130)	-	5	(88,694)
Net (loss) gain on (settlement of) derivative financial instruments recognized at fair value through profit or loss	(59)	-	-	-	(59)	(980)	-	-	-	(980)	5,337	-	-	-	5,337
Loss from exchange difference, net	(1,030)	5	(6)	(9)	(1,040)	(6,987)	(30)	(85)	16	(7,086)	(9,352)	(404)	(88)	13	(9,831)
Profit before income tax	264,249	173	355	(2,357)	262,420	221,765	154	4,178	(1,987)	224,110	85,828	(905)	3,064	(2,089)	85,898
Income tax expense	(86,189)	(56)	(116)	769	(85,592)	(70,198)	(49)	(1,322)	629	(70,940)	(27,981)	295	(999)	681	(28,004)
Profit for the year	178,060	117	239	(1,588)	176,828	151,567	105	2,856	(1,358)	153,170	57,847	(610)	2,065	(1,408)	57,894

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	2022					2021					2020
	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,086,104	38,353	70,327	32,210	3,226,994	2,940,888	42,578	79,383	31,846	3,094,695	2,806,803	51,225	83,621	31,696	2,973,345
Other assets (*)	86,630	-	-	537	87,167	106,280	-	-	797	107,077	37,068	-	-	5,871	42,939
Total assets	3,172,734	38,353	70,327	32,747	3,314,161	3,047,168	42,578	79,383	32,643	3,201,772	2,843,871	51,225	83,621	37,567	3,016,284
Operating liabilities	2,041,923	76,780	-	323	2,119,026	1,930,140	75,633	-	194	2,005,967	1,590,105	58,517	-	107	1,648,729
Capital expenditure (**)	190,126	-	-	-	190,126	97,288	-	-	-	97,288	63,960	-	-	-	63,960
Depreciation and amortization	(133,276)	(1,545)	(3,519)	(199)	(138,539)	(128,522)	(1,102)	(5,199)	(744)	(135,567)	(131,877)	(767)	(5,741)	(782)	(139,167)
Provision of inventory net realizable value and obsolescence	(2,027)	-	-	-	(2,027)	(3,374)	-	-	-	(3,374)	(3,635)	-	-	-	(3,635)

(*)	As of December 31, 2022, corresponds to the financial investment designated at fair value through OCI for S/274,000 and fair value of derivative financial instruments (“cross currency swap”) for S/86,893,000. As of December 31, 2021, corresponds to the financial investment designated at fair value through OCI for approximately S/476,000 and the fair value of derivative financial instruments (“cross currency swap”) for S/106,601,000. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivative financial instrument at fair value through profit or loss are not assigned to any segment.

(**)	Capital expenditure consists of S/190,126,000 and S/97,288,000 during the years ended as of December 31, 2022 and 2021, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of December 31, 2022 and 2021, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.

33.	Subsequent events

On January 4, 2023, Cementos Pacasmayo S.A.A. acquired all the shares of the company Corporación Materiales Piura S.A.C. for which paid an approximate value of US$9,000,000.

On February 8, 2023, Cementos Pacasmayo S.A.A. made the payment of the Senior Notes in dollars for US$131,612,000 using the Club Deal credit line and consequently the derivative financial instruments for US$132,000,000 were settled.