Form 20-F
period 2023-12-31
CEMENTOS PACASMAYO SAA
filed 2024-04-30
CIK 1221029

As filed with the U.S. Securities and Exchange Commission on April 29, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

At December 31, 2023	423,868,449 common shares 4,238,397 investment shares*

*	Excluding 36,040,497 investment shares held in treasury.

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

Yes ☒ No ☐

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
INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “Pacasmayo,” and “Cementos Pacasmayo” in this annual report are to Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. References to “our controlling shareholder” are to Inversiones ASPI S.A. The term “U.S. dollar” or “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States; and the term “sol” or “soles” and the symbol “S/” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.709 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2023, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

In this annual report, we present EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, which are financial measures that are not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA and adjusted EBITDA, and EBITDA margin and adjusted EBITDA margin because we believe they provide the reader with supplemental measures of the financial performance of our core operations that facilitate period-to-period comparisons on a consistent basis. EBITDA, adjusted EBITDA, EBITDA margin and adjusted EBITDA margin should not be used as an alternative to profit or operating profit, operating margin as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and adjusted EBITDA and a reconciliation of EBITDA and adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 4. Information on the Company—B. Business Overview—Overview.” EBITDA margin is equal to EBITDA divided by sales of goods. Adjusted EBITDA margin is equal to adjusted EBITDA divided by sales of goods.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political, economic and social risk inherent to conducting business in Peru;

●	exchange rates, inflation rates and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crises and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	international conflicts, such as the current one between Russia and Ukraine and Israel and Hamas, and the worldwide effects and responses thereto

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Our operations and customers are located in Peru. As a result, our business, financial condition and results of operations, like those of most companies in Peru, may be adversely affected by the level of economic activity in the country. However, economic activity in Peru is significantly affected by global factors. The United States, China and Europe are important recipients of Peru’s exports, and therefore a slowdown in one or more of these economies will affect Peru’s economic activity. Further, natural resources exports, particularly mining, are the main source of income of the Peruvian economy, and therefore any reduction in demand and/or pricing for these exports will have a significant effect on economic activity in Peru, and hence could adversely affect the demand for our products.

During 2023, world economic activity was affected by the continuing Russia-Ukraine war, as well as the war between Israel and Hamas, and by rising inflation rates. The world economy showed moderate growth, due in part to the dynamism of the economies of the United States and India, in spite of a sharp contraction in China and the unfavorable evolution of Europe. The global manufacturing sector remained stagnant during 2023, principally as a result of the lack of dynamism in global trade, particularly trade in goods, mainly due to the disruptions in maritime trade that raised transportation costs, particularly container shipping. Container shipping costs increased, in part, because the Panama Canal was affected by droughts, which led to restrictions and transportation delays. Separately, the attacks in the Red Sea area caused the major shipping companies to divert their ships away from transit through the Suez Canal to other routes, such as the circumnavigation of Africa through the Cape of Good Hope. Although these shipping transportation pressures have recently decreased, increases in shipping costs remains a risk factor for global growth. We produce and sell all of our products within Peru, and are therefore less exposed to these global factors, but an overall increase in freight costs could affect our ability to import some third-party raw materials and therefore affect our results of operations, and we may still experience indirect impacts, such as rising inflation rates.

The cement sector is closely related to the following main macroeconomic variables: (i) the expansion or contraction of the economy as measured by gross domestic product (“GDP”), (ii) domestic demand, (iii) private investment and (iv) public spending. In this regard, prolonged conditions, at the global level, that adversely affect one or more of these variables would negatively affect the cement sector, which may have an adverse effect on our business, financial condition and results of operations.

International conflicts, such as the current war between Russia and Ukraine, and the war between Israel and Hamas, as well as other geopolitical tensions or conflicts have put upward pressure on international prices, increasing inflation, and therefore could adversely affect our business, financial condition, and results of operations.

Russia’s full-scale invasion of Ukraine in February 2022 and Israel’s invasion of Gaza in October 2023 have created economic uncertainty, volatility and disruption in global markets. Although the length and impact of these conflicts are highly unpredictable, to date, they have had an adverse effect on global economic conditions and business activity globally and have led to (i) credit and capital market disruptions, (ii) increases in interest rates and inflation in the market in which we operate and (iii) lower global growth, among others. In addition, the Russia-Ukraine war has caused interruptions in the trade flows of goods produced in those countries (mainly energy and grains) which, in turn, generated upward pressure on international prices of those goods.

Similar pressures have been observed in the price of energy. Russia is a major producer of natural gas, oil and coal. Production and commercial activities have been affected by direct and indirect sanctions. Peru is a net importer of oil, and as such it has been affected by increased prices, which led to above-average inflation levels in 2023. Moreover, we use coal in our operations that, although mostly sourced locally, has a price that is correlated to the global price of energy. Likewise, according to our electricity contracts, payments for electricity are based on a formula that takes into consideration certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. If energy prices increase globally, our local price of energy will also increase, therefore affecting our results of operation.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, and the rise of populism and tensions in South America and Europe. The foregoing conflicts and any other geopolitical tensions may lead, among others, to a de-globalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services, or a reduction in the integration of financial markets. For our company, the inflationary pressures generated by these conflicts and/or de-globalization could adversely affect our business, financial condition and results of operations.

Increases in global freight costs could adversely affect international prices, which, in turn, may increase inflation and therefore adversely affect our business, financial condition and results of operations.

Although global freight prices have decreased from the peak levels experienced in the past two years, during 2023, certain adverse developments continued to put pressure on these prices. During the second half of the year, attacks on commercial vessels in the Red Sea caused increases in costs relating to re-rerouting commercial vessels away from the Suez Canal. Although this route does not directly affect our business, prolonged increased freight prices on this route can affect prices on other routes and therefore our business and results of operations. In addition, global risks to the supply chain relating to climate effects, which impact maritime transport (such as the low water levels in the Panama Canal), continue to adversely affect global freight prices. Likewise, geopolitical tensions in Europe, the Middle East and China, as well as continued trade tensions between China and the United States, could generate new risks to the supply chain and corresponding increases in freight prices.

Risks Relating to Peru

Political, social and economic developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.

All of our operations and customers are located in Peru. Accordingly, our business, financial condition and results of operations depend on the level of economic activity in Peru. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector), and by other economic and political developments in Peru, including devaluation or depreciation, currency exchange controls, inflation, economic downturns, political instability, corruption scandals, social disturbances and terrorism.

During the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Since then, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the Valleys of the Rivers Apurimac, Ene and Mantaro, or “VRAEM,” areas, both in the Eastern part of the country. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities which may occur could hurt our operations and could disrupt the economy of Peru and our business. In addition, Peru has recently experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations, as well as overall lack of safety in the streets, extortions, among other crimes that affect personal security, and could therefore have an effect on demand for our products and services and affect our business and results of operations.

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

The initial days of President Boluarte’s term were characterized by strong protests in certain areas of the country. Her mandate is currently scheduled to end in 2026. However, since the political opposition in the Peruvian Congress remains strong, no assurance can be given that impeachment motions will not be presented to the Peruvian Congress against President Boluarte during the remainder of her term. We can provide no assurance that protests will not escalate in the future. In addition, the Peruvian government may seek to modify and reform the Peruvian Constitution to expand the role of the government in activities currently undertaken by the private sector in accordance with statements made during the campaign of former President Castillo. Although it is expected that a majority of the Peruvian Congress would oppose certain new policies and reforms, we can provide no assurance that policymaking by the government will not be unpredictable. We cannot assure you whether President Boluarte or any of her successors will pursue business-friendly and open-market economic policies that stimulate economic growth and stability, and that measures negatively impacting private investment, such as higher taxation or exchange controls, will not be implemented.

Economic activity of Peru in 2023 was affected by climatic anomalies, such as Cyclone Yaku in the North of Peru, and the overall effects of coastal El Niño Phenomenon, which lasted during much of the year (between April and November), and materialized in the form of rain in the north and anomalies of marine and environmental temperatures. Variations in economic indicators such as inflation, “GDP”, the balance of payments, the appreciation and depreciation of the national currency, access to credit, interest rates, investment and savings, consumption, spending and fiscal income and employment rates, among other variables, over which we have no control, could affect the development of the Peruvian economy and, therefore, could adversely affect our business, financial condition and results of operations.

Despite Peru’s ongoing economic growth and continued stabilization, the social and political tensions and high levels of poverty and proper employment continue. Future government policies to preempt or respond to social disturbances could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the Peruvian economy and our business.

A depreciation or devaluation of the sol could have a material adverse effect on our business, financial condition and results of operations.

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 25.7% of our costs, as of December 31, 2023, was denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. We expect to continue reducing our U.S. dollar-denominated costs, since we stopped requiring imported clinker when our new kiln came on line during the second half of 2023. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

The implementation of restrictive exchange rate policies and other similar laws by the Peruvian government could adversely affect our business, financial condition and results of operations.

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

In addition, if the Peruvian government were to institute restrictive exchange rate policies in the future, we might be obligated to seek an authorization from the Peruvian government to make payments in U.S. dollars. We cannot assure you that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to make payments under our U.S. dollar-denominated debt and to pay dividends on our common shares to holders of the American Depositary Shares (“ADSs”) representing our common shares.

Increased rates of inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our business, financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the BCRP, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers. Although inflation was 3.1% for 2023, below the previous five-year average of 4.4%, inflation rates in Peru may rise in the future as a result of supply shocks, including rises in prices of energy, increased freight costs, and/or an increase in domestic demand. Conflicts, such as the war between Russia and Ukraine and Israel and Hamas are likely to exacerbate these effects. In addition, there has been an increase in interest rates globally, which may have an effect on the cost of financing and adversely affect our business and financial condition if we were to require financing

Changes in tax laws or their interpretation may increase our tax burden and, as a result, negatively affect our business.

The Peruvian Congress and government regularly implement changes to tax laws that may increase our tax burden, or the tax burden of our subsidiaries. These changes may include modifications in our taxable base, tax rates and, on occasion, the enactment of temporary taxes that in some cases have become permanent taxes or changes to VAT (value added tax) exemptions applicable to certain of our operations in the Amazonian region. We are unable to estimate the outcomes that these changes may have on business. In that sense, the Peruvian government recently introduced several changes related to transfer pricing rules and formal obligations in order to comply with BEPS (base erosion and profit shifting) Guidelines on transactions performed between related parties or with the intervention of low or no-tax jurisdictions, such as the obligation to file new local-files, master-files and country-by-country reports with the Peruvian tax authority, and to adjust taxable bases accordingly for income tax purposes.

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

Severe weather conditions and other natural disasters in areas in which we operate may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, and is occurring in 2024, include flooding and the destruction of fish populations and agriculture, and, accordingly, have a negative impact on Peru’s economy. For example, in March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and landslides, which severely damaged some areas in the north of Peru. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure. Moreover, the road between our quarry and our plant in Piura was flooded and became inaccessible, potentially causing increased logistics costs. Since we had inventory of seashells from our quarry, we were able to use it while repairing the road. During the first quarter of 2024, we officially inaugurated a new road between our quarry and our plant in Piura that was rebuilt in a manner that will allow water to pass below in the event of heavy rains.

Peru also is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Although the North is not typically affected by earthquakes, we cannot assure you that such an event will not occur and if it does, it could adversely affect our business and results of operations.

Our operations could be adversely affected by government-mandated plant closures.

Public health crises, such as epidemics or pandemics, as well as other events deemed to be public emergencies, may result in the government requiring us to cease our operations. For example, in March 2020, the Peruvian government ordered a state of emergency due to the COVID-19 outbreak, and required us to close our operations for approximately two months in 2020. This closure had a materially adverse effect on our business, financial condition, and results of operations, in particular during the state of emergency. Although our business recovered well following the required period of closure, we cannot assure you that the government will not take similar measures in the future as a result of public health crises or other public emergencies that may have an impact on the Peruvian economy as a whole, the construction sector, our customers’ ability to purchase cement and cement-based products, and/or our customers’ ability to pay for products we have previously sold to them.

Our operations are subject to physical challenges related to climate change.

Climate change may have an adverse impact on the regions where our operations are located. Some of the risks of climate change include heavy precipitation. Extreme precipitation, leading to flooding, may damage the roads and potentially reduce our productivity and increase our costs. Roads blocked as a consequence of floods could also affect our ability to both ship our finished products and receive raw materials, negatively affecting our business and results of operation.

The Peruvian economy could be adversely affected by economic developments in regional or global markets.

Financial and securities markets in Peru are influenced by economic and market conditions in regional and global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the announcement of rate increases by the U.S. Federal Reserve, the trade war between the United States and China, and, while our direct exposure to Russia is limited, Russia’s large-scale continued military invasion of Ukraine, the military conflict between Israel and Hamas, among other factors, had an impact on the Peruvian economy by adding inflationary pressures, including in respect of high food and energy prices.

Any interruption to the recovery of the developed economies, the continued effects of the global crises, a worsening or resurgence of the debt crisis in Europe, a new geopolitical tension in Europe resulting in economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. In particular, the Peruvian economy recently has suffered the effects of fluctuating commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2023, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 72.4% of Peru’s total exports, according to the figures published by the BCRP. Changes in commodity prices in the international markets may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining operations. Lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

Corruption and ongoing high-profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

Starting in 2017, Peru has suffered a series of government institutional crises due to, among other things, several corruption scandals involving prominent political figures, mainly past Presidents, and some large construction companies. Some of these corruption scandals resulted in impeachments (Martin Vizcarra and Pedro Castillo) or resignation ( Pedro Pablo Kuczynski)

In addition, several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained. Peruvian authorities are currently conducting several high profile corruption investigations relating to the activities of certain Brazilian companies and their Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. Additional investigations and/or corruption scandals may arise as a result of the cooperation agreement signed between the Peruvian government and Odebrecht S.A. in 2019. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian economy, hinder the growth of the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

Although recent history indicates that the macroeconomic stability of the country may remain unaffected by political turmoil, we cannot provide any assurance that political turmoil will not in the future have a material effect on the political or economic stability of the country. See “—Economic, social and political developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.”

Public health crises, including epidemics/pandemics, such as the COVID-19 pandemic, have adversely affected Peru’s economy and therefore our business, financial condition and results of operations.

The COVID-19 pandemic had a material adverse impact on the Peruvian economy in 2020, resulting in volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, adversely affected dynamism of various productive sectors of the economy. Reduced activity in these economic sectors resulted in reduced employment and less income for families and companies.

We cannot assure you that the measures adopted by the Peruvian government to counteract the effects of public health crises, such as the COVID-19 pandemic, or others, will be sufficient over the long term to restore public confidence or to restore economic growth.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2023, auto-construcción accounted for approximately 73.0% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all, as the economy continues to be affected by external factors such as inflationary pressure, and political uncertainty continues.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2023, approximately 16.2% of our cement sales were derived from private construction (other than auto-construcción) and 10.8% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, spending was directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan had an approved budget of S/25.7 billion (US$7.6 billion), and in June 2020, the Peruvian government signed an agreement with the government of the United Kingdom, for the execution of a package of S/7 billion. Through the agreement, the United Kingdom provided the structure, strategy and governance processes necessary for the timely delivery of all works, promoting efficiency and avoiding corruption. This agreement expired on December 31, 2023. We cannot assure you that public spending for construction projects will continue in the upcoming years. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy, as well as third-party raw materials.

Electricity and coal account for a significant percentage of our production costs. In 2023, the cost of electricity represented approximately 16.0% of our cement production costs, compared to 14.2% in 2022 and 13.5% in 2021, and coal represented approximately 23.1% of our cement production costs in 2023, compared to 16.8% in 2022 and 11.5% in 2021. The increase in the percentage of the total production cost that coal represents is related to an overall decrease in other costs, as we stopped using imported clinker and achieved overall savings in maintenance costs. We use a substantial amount of coal in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo and Piura facilities until 2026. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until November 2024 (subject to extension). During 2023, there was a disruption in the energy supply in the Rioja facility, initially estimated as maintenance works that should have lasted 2 to 3 days, but that ended up lasting around seven weeks. During this period, we were unable to operate our plant and had to transport the cement from our coastal plants in order to satisfy demand, resulting in increased costs.

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

In the recent years, we have experienced electricity rationing, limiting our use of electricity to certain times of the day. In such cases, we were forced to readjust our production schedules in order to ensure that our production process was not interrupted. In the event of any future rationing of electricity, we may not be able to readjust quickly enough, and our production process may be interrupted. Future shortages or efforts to respond to or prevent shortages, such as rationing, may adversely impact the cost or supply of electricity for our operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2023, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 5.3%, compared to approximately 5.1% in 2022. Moreover, although our need for imported clinker significantly declined in 2023, when compared to 2022, we still had to use some imported clinker, and the cost of this imported clinker as a percentage of our cement production costs was approximately 4.0%, compared to 16.3% in 2022. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2023, approximately 91.2% of our total cement and all of our quicklime was produced at our Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in our operation of our Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations.

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

Our success depends on key members of our management and board of directors

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all our cement products are sold to consumers in this market. As a result, any adverse economic, political, or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. For example, in March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and mudslides, which severely damaged some areas in the north of Peru, particularly the city of Pacasmayo, where we operate. Although there was no severe physical damage to our properties, we were affected by temporary road interruptions, inadequate workforce turnout, temporary disruptions in the supply of products, delays in the delivery of our products.

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

Evolving expectations and/or requirements for reporting on or implementing environmental, social and governance (ESG) programs could increase our costs, and failure to meet expectations or requirements could adversely affect our sales and results of operations.

Expectations from shareholders, customers, employees, and other third parties concerning ESG reporting have increased and are increasing, and our ability to meet those expectations may be dependent on third parties. Regulatory requirements are also increasing, including a new rule on the Enhancement and Standardization of Climate-Related Disclosures for Investors adopted by the U.S. Securities and Exchange Commission on March 6, 2024 which will require the disclosure of information including a registrant’s material climate-related risks, activities to mitigate that risk, oversight of climate-related risks, any material climate-related targets or goals, the financial statement impacts of severe weather events, and, for certain issuers, Scope 1 and 2 greenhouse gas emissions. Although this new rule was voluntarily stayed by the SEC on April 4, 2024, pending resolution of multiple challenges to be heard by the Eighth Circuit Court, we cannot assure you that the stay will not be lifted in the future. Meeting stakeholder expectations and regulatory requirements could require additional resources and compliance costs.

Social disturbances by local communities may have an adverse effect on our business and results of operations.

Mining is an important part of the Peruvian economy. As of December 31, 2023, mining and oil and gas accounted for approximately 11.6% of the country’s GDP, according to the BCRP. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In recent years, Peru has experienced protests against mining projects in several regions around the country. For example, since 2019, there have been on-and-off conflicts in Las Bambas between local communities and China Minmetals Corp, resulting in road blockages and halt in operations repeatedly throughout this period, and is still ongoing. We conduct some extraction activities in our quarries and operate in areas close to local communities. Although we have historically had very good relationships with the local communities where we operate and nearby, we provide no assurance that this will continue to be the case in the future. During 2022, certain local communities made social demands relating to agriculture, transportation, mining, which caused instability. Social disturbances, mainly in the center and south of the country after the impeachment of President Castillo, caused further instability and resulted in an overall slowdown in GDP growth until the first quarter of 2023.

Illegal mining has also generated conflicts. During the last three years, Compañía Minera Poderosa, a gold mining company operating in Peru, has suffered repeated attacks by illegal miners colluding with national and foreign criminal organizations. Although a state of emergency has been declared in the region, and Minera Poderosa has significantly increased its own security, there was a new attack on April 5, 2024.

Social disturbances, mainly in the center and south of the country after the impeachment of President Castillo, caused further instability and resulted in an overall slowdown in GDP growth until the first quarter of 2023. Further social demands and conflicts may have an effect on the Peruvian economy, and on our business and results of operations.

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

As of December 31, 2023, approximately 22.2% of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

Our operations are to a certain extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyberattacks. Although we take actions to secure our systems and electronic information through cybersecurity tools, backup and recovery solutions, procedures and policies which are based on Cybersecurity framework NIST 1.1 and ISO/IEC 27001:2013, have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient since cybersecurity threats continue to evolve. Any significant information leakage or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operations. Our insurance does not cover any risk associated with any cyber security risks.

We are incorporating artificial intelligence technologies into our processes. These technologies may present business, compliance, and reputational risks.

Recent technological advances in artificial intelligence and machine-learning technology both present opportunities and pose risks to us. If we fail to keep pace with rapidly evolving technological developments in artificial intelligence, our competitive position and business results may suffer. At the same time, use of artificial intelligence has recently become the source of significant media attention and political debate. The introduction of these technologies, particularly generative AI, into our operations may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results.  In addition, our personnel could, unbeknownst to us, improperly utilize artificial intelligence and machine learning-technology while carrying out their responsibilities. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies and the risk that using such technologies could result in leakage of our confidential information.

Risks Relating to our Common Shares and ADSs

The market price of ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of the ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for the ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

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

As of March 31, 2024, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

The ability of holders of ADSs to receive payments of cash dividends may be limited.

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

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40% of our outstanding common shares, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to common shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders of ADSs may receive only the net proceeds from the sale of their preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of ADSs may suffer dilution of their interest in our company upon future capital increases.

We are entitled to amend the deposit agreement under which the ADSs were issued, and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

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

We are a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of ADSs will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

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

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions and investors may face difficulties in commencing judicial and arbitration proceedings against our company or our controlling shareholder.

Our company is organized and existing under the laws of Peru, and our controlling shareholder is resident in Peru. Accordingly, investors may face difficulties in serving process on our company, our officers and directors or our controlling shareholder in other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our officers and directors or our controlling shareholder that are based on securities laws of jurisdictions other than Peru.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2024, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A. (“ASPI”), as of that same date, Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo. S.A.A.

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

The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed the ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura. This was a very important milestone for us, since we have been investing in this project since 2012 and we have begun to reap the benefits of this investment.

●	In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, we completed the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing of our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, we launched our new brand image and updated its vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, we implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to our activities. This certification and related initiatives reiterate our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

●	In November 2018, we launched an offer to purchase for cash a portion of the US$300 million principal amount of our outstanding 4.50% Senior Notes due 2023. The offer expired on December 7, 2018 and we purchased a total of US$168,388,000, or approximately 56.13% of the total outstanding amount of our 4.500% Senior Notes due 2023.

●	On January 8, 2019, the General Shareholders’ Meeting approved the creation of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, we issued an aggregate principal amount of S/570 million in debt securities under our local bond program: one in the aggregate principal amount of S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and the other in the aggregate principal amount of S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase a portion of our 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	In 2020, we were included on the Dow Jones Sustainability (“DJS”) MILA Pacific Alliance Index for the second consecutive year. This index is made up of those companies that demonstrate superior performance among their peers based on social, environmental, and economic criteria.

●	In 2021, given the exponential growth in the demand for cement, in October 2021, the optimization of the capacity of our Pacasmayo plant was approved, in order to produce an additional estimated 660,000 metric tons of clinker, and thus reduce the consumption of imported clinker.

●	In 2022, for the fourth consecutive year, we managed to be part of the annual DJS MILA Pacific Alliance Index, achieving a score of 79 points, which was an improvement of four points compared to the previous year. We were the only Peruvian cement company present in DJS MILA Pacific Alliance Index for 2022. In addition, to strengthen our sustainability strategy and especially our commitment to reducing emissions, in 2022, we designated a Sustainability Manager and a Climate Change Managing Director. During 2022, we implemented the ISO 37301 compliance management system, obtaining the certification in January 2023.

●	In 2023, we finished investing approximately US$ 83.5 million in a more efficient kiln for our Pacasmayo plant. This investment is fully aligned with our medium- and long-term strategy as it demonstrates on the one hand, our firm belief in the future growth of our country and, on the other hand, our commitment to carbon neutrality, as this new kiln lowers our emissions. In addition, for the fifth consecutive year we were part of the annual DJS MILA Pacific Alliance Index and for the fourth consecutive year we were included in The Sustainability Yearbook 2024. Finally, the Institutional Investor highlighted us within the top three in the construction sector in Latin America in the “2023 Latin American Executive Team” and in the categories: Best Investor Relations Program, Best Investor Relations Team, Best CEO, Best CFO, Best Investor Relations Professional and Best Board of Directors. We also achived the “Most Honored Company” distinction in Peru and Latin America, for having the highest cumulative success in the rankings.

Capital Expenditures

We expect to spend approximately S/ 75 million per year over the next three years on recurring capital expenditures necessary to operate our plants and equipment. During 2023, we incurred additional capital expenditures to finance the optimization of our plant in Pacasmayo. We financed these investments with our current and future cash flows.

The table below sets forth our total capital expenditures incurred in 2023, 2022 and 2021.

	Year ended December 31,
(in millions of S/)	2023	2022	2021

Pacasmayo plant projects	251.1	149.7	45.4
Concrete and aggregates equipment	18.2	18.8	27.9
Rioja plant projects	9.4	4.5	8.9
Piura plant projects	17.6	17.1	15.1
Other investing activities	3.0	-	-
Total	299.3	190.1	97.3

B. Business Overview

Overview

We are a Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 65 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2023, our cement, concrete and precast shipments were approximately 3.0 million metric tons, representing an estimated 24.0% share of total cement shipments in Peru. Our sales volumes in 2023 decreased by 13.9% compared to 2022, but are still above pre-pandemic levels, as the variation between 2023 and 2019 was 13.0%. We believe the construction sector has significant potential to grow with the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following Cyclone Yaku in the first half of 2023

We own three cement production facilities, our flagship Pacasmayo facility located in the northwest region of Peru, our Piura facility located around 300 kilometers north of Pacasmayo, and our smaller Rioja facility located in the northeast. Our facilities have a total installed annual cement production capacity of approximately 4.9 million metric tons. We also have an installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities.

In 2023, we began producing clinker in our new kiln in Pacasmayo, optimizing our capacity in this plant and adding 660,000 metric tons of clinker capacity per year.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 285 independent retailers and 313 hardware stores as of December 31, 2023, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2023	2022	2021
Economic data(1):
Change in GDP	(0.7)%	2.9%	13.2%
Change in construction sector in Peru	(8.0)%	3.5%	34.7%
Operating data:
Capacity (thousands of metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	3,035	2,780	2,780
Production (thousands of metric tons):
Cement production	2,946	3,436	3,632
Clinker production	2,097	2,198	2,036
Utilization rate at Pacasmayo plant(2):
Cement	57.1%	61.0%	67.9%
Clinker	61.6%	62.3%	58.6%
Utilization rate at Rioja plant(2):
Cement	58.8%	69.8%	76.8%
Clinker	69.0%	85.7%	94.4%
Utilization rate at Piura plant(2):
Cement	64.5%	85.1%	82.7%
Clinker	80.7%	100.0%	89.3%

Gross profit (S/ million)	689.4	652.0	559.4
Gross profit margin(3):	35.4%	30.8%	28.9%
EBITDA (S/ million)	481.8	493.9	453.9
EBITDA margin (4)	24.7%	23.3%	23.4%
Adjusted EBITDA(5) (S/ million)	518.3	493.9	453.9
Adjusted EBITDA margin(6)	26.6%	23.3%	23.4%
Profit (S/ million)	168.9	176.8	153.2
Profit margin	8.7%	8.4%	7.9%

(1)	Source: BCRP.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity of that period.
(3)	Gross profit margin is equal to gross profit as a percentage of net sales.
(4)	EBITDA margin is equal to EBITDA divided by sales of goods.
(5)	Adjusted EBITDA excludes the effect of the impairment of our vertical kilns.
(6)	Adjusted EBITDA margin is equal to adjusted EBITDA divided by sales of goods.

Non-IFRS Financial Measures and Reconciliation

We define EBITDA as net profit minus finance income and plus finance costs, income tax expense, and depreciation and amortization, and plus or minus gain from exchange difference, net. We define adjusted EBITDA as EBITDA minus the impairment of our vertical kilns.

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

The following table sets forth the reconciliation of our profit to EBITDA and adjusted EBITDA:

	Year ended December 31,
	2023	2023	2022	2021
	(in millions of US$)(1)	(in millions of S/)	(in millions of S/)	(in millions of S/)

Net profit	45.5	168.9	176.8	153.2
Income tax expense	20.7	76.8	85.6	70.9
Finance income	(1.9)	(7.2)	(3.3)	(2.9)
Finance costs	28.0	104.0	95.2	89.0
Net (loss) gain derivative financial instruments recognized at fair value through profit or loss	—	—	0.1	1.0
(Gain) Loss from exchange difference, net	(1.3)	(4.9)	1.0	7.1
Depreciation and amortization	38.9	144.2	138.5	135.6
EBITDA	129.9	481.8	493.9	453.9
Impairment of vertical kilns	9.9	36.6	—	—
Adjusted EBITDA	139.7	518.3	—	—

(1)	Calculated based on an average exchange rate of S/3.709 to US$1.00 as of December 31, 2023.

Peruvian Cement Market

Peru had a negative 0.7% GDP in 2023, mainly due to the effects of social conflicts, unfavorable climatic conditions and the outbreak of avian flu, which affected production capacity and had a second round effect on private sector income and confidence. Addtionally, there was a decrease in the purchasing power of households due to the persistent and significant increase in food prices, as well as a lower demand for non-traditional products, mainly from the North American market. From 2019 to 2023 GDP grew at a compound annual growth rate, (“CAGR”), of 0.7%. Growth during this period was accompanied by low inflation, which averaged 4.4% per year. In addition, as of December 31, 2023, the government had accumulated foreign exchange reserves of approximately US$75.6 billion, and the sovereign long-term debt rating was investment grade from each of the three major international credit rating agencies. Although this economic growth had resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 27.2% in 2022.

We sell substantially all our cement in the northern region of Peru, which in 2023 accounted for approximately 32.9% of the country’s population and 20.0% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 1.7% of all the cement consumed in the country coming from imports, and approximately 3.4% coming from a small domestic producer. From 2019 to 2023, total cement consumption in Peru increased 1.2% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.9 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance,a segment known in our industry as auto-construcción. We estimate that in 2023 sales to the auto-construcción segment accounted for approximately 73.0% of our total sales of cement, private construction projects accounted for 16.2%, and public construction projects accounted for the remaining 10.8%. Approximately 88.5% of our total cement sales in 2023 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready-mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years.

Impairment of Vertical Kilns

At the end of 2023, our board of directors, advised by management, recognized a specific impairment for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of a new horizontal kiln in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and the ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, every year we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange (recently renamed S&P/BVL Peru General ESG Index), designed to measure the performance of securities in the S&P/BVL Peru General Index that meet sustainability criteria. Furthermore, we were included for the fifth consecutive year as part of the 2023 DJSI MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders. Additionally, Institutional Investor highlighted us within the top 3 in the construction sector in Latin America in the “2023 Latin American Executive Team” and in the categories: Best Investor Relations Program, Best Investor Relations Team, Best CEO, Best CFO, Best Investor Relations Professional and Best Board of Directors. We also obtained the “Most Honored Company” distinction in Peru and Latin America, for having the highest cumulative success in the rankings.

In February 2024, we were selected to be part of The Sustainability Yearbook 2024, for the fourth consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. With around 9,400 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

These factors helped us generate adjusted EBITDA of S/518.3 million during 2023, the highest in company history. This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2023, the northern region accounted for approximately 32.9% of the country’s population and 20.0% of its GDP. From 2019 to 2023, GDP in the northern region increased at a CAGR of 0.8%. During the same period, our cement sales volume grew at a CAGR of 3.1%, above northern region GDP mainly due to the resilience of the auto-construcción segment, driven by high employment levels in the agriculture, fishing and services sectors, which are prominent in the North.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 285 independent retailers and 313 hardware stores as of December 31, 2023, primarily small, local stores in the northern region, through which we distribute our cement products, as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

In 2021, we decided to invest approximately US$83.5 million to optimize our current capacity at our Pacasmayo plant, in order to produce an additional estimated 660,000 metric tons of clinker per year. This optimization was completed during the second half of 2023, allowing us to stop using imported clinker, and therefore achieving higher margins.

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

In July 2016, we created the Innovation Department with the main objective of systematizing the continuous transformation process of the business in order to ensure a sustainable growth for Cementos Pacasmayo and the improvement of its margins. To achieve this objective it is necessary to:

●	Put the customer at the center of all our processes.

●	Design a management innovation model.

●	Promote an organizational culture that encourages entrepreneurship and innovation.

Given that customers, and consumption patterns can change quickly and unexpectedly we must quickly adapt in order to retain our customers.

During 2023, we continued developing, and in some cases, consolidating our digital platforms,shown in the following chart:

Name of the project	Description
MAVERICK	We have improved our concrete service to adapt to the unique needs of each client. We change the way of programming and create new tools to establish different prices according to what each client requires. Our digital transformation team is helping to lead and accelerate this process to achieve these goals.
APOLO	During 2023, we partially launched our new B2B ecommerce platform that will support our digital transformation and CX strategy.
Design System	We have developed and implemented the Pacasmayo “Bricks” Design System, a collection of reusable components, guidelines and resources used by designers and developers to create consistent and efficient user interfaces.
AYU	Project designed to help families in Peru build their dreams without incurring debt or interest. Through an intelligent purchasing method, families will be able to define their project and buy the materials that their project needs month by month. This year there were 500 registrations (potential self-construction projects).
DEDALO	Design and guide the implementation of a process automation model, accelerating the digital transformation of the company.
PACAS PRO	Is a digital platform aimed at the industrial segment. It aims to maximize the experience of construction companies during the execution of their projects through online and relevant information.

Strong relationship with local communities

Since we began operations over 65 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students as well as UTEC, a leading technical university. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup.

As part of our Vision 2030 program, aimed at contributing to the progress of our country, in 2023, we built the Regional Archive of Cajamarca, through the mechanism of Works for Taxes (mechanism implemented by the Peruvian government that allows for quality public infrastructure and services executed by private sector companies, which are responsible for financing them through the payment of their income tax). This emblematic building was financed and built by our Company and stores all the historical documentation of the culture and tradition of the city.

In 2023, we also launched our “Sueños en Concreto” program to improve the infrastructure conditions of homes and thereby contribute to improving the quality of life and habitability conditions in the areas in which we operate. We started in 2022 with a pilot program and by the end of 2023 we have improved 296 homes.

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

Continue to focus on our core business of supplying the demand for cement

We plan to continue to meet the demand for cement in our market, while controlling production costs. We intend to continue to serve the current cement market, as well as increasing cement demand through the production of new cement-based products. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business, as to continue developing building solutions to satisfy our clients’ needs.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering six different types of cement products, under two brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others. Moreover, in 2018 we launched a new corporate image and future vision, transforming ourselves from a cement producer to a building solutions company. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. For the industrial segment and under our PacasPro brand, we continue with the digitalization of the purchasing process and of the use of our products and services. For our mass channel and self-builders we have Mundo Experto, an ecosystem that integrates physical and digital solutions, improves the purchasing experience and contributes to the professionalization and formalization of the construction market. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes. During 2023, the company began the reconstruction of the two runways and the perimeter fence of Piura Airport, not only as a cement and concrete provider, but with direct involvement in the construction as well as part of a consortium. The modernization of the airport aims to stimulate the tourism industry in the region and exceed the 1.09 million passengers transported during 2023.

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

Continue to strengthen our enterprise risk management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption, bribery and money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks. Along these lines, since 2018, we have implemented the ISO 37001 Anti-bribery management systems obtaining the certification every year since 2019. This certification confirms that our management system is designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. We believe this certification reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance. Also, to continue to strengthen our management systems, during 2022 we implemented the ISO 37301 compliance management system, obtaining certification in January 2023, with a first audited follow-up in September 2023.

Maintain high environmental, social and governance standards

We are committed to maintaining high environmental, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, every year we have been selected as part of the S&P/BVL Peru General ESG Index (formerly known as the Good Corporate Governance Index of the Lima Stock Exchange), designed to measure the performance of securities in the S&P/BVL Peru General Index that meet sustainability criteria. Furthermore, we were included for the fifth consecutive year as part of the 2023 DJSI MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In February 2024, we were selected to be part of The Sustainability Yearbook 2024, for the fourth consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. With around 9,400 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability. This achievement is a recognition of our extraordinary efforts to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In 2023, we launched the EcoSaco, a cement bag that completely disintegrates within the concrete mix, generating zero waste. For us, this is much more than a cement bag, it’s a solution that has the potential to revolutionize the market, particularly the self-construction segment. As with any transformational change, it requires much effort in order to gradually change culturally established paradigms and consumer habits. This is precisely why we are so glad that the EcoSaco won the Semana Economica ESG Sustanaibility Price, both in the Sustainable Product Innovation Category and the Grand Prize, awarded to the project with the greatest environmental, social and economic impact. The EcoSaco also obtained the “Gran Effie”, as well as a Gold Effie that was awarded in the “Innovation in product marketing” category and a Silver Effie in the “Positive change in the environment” category. The Effie awards are a symbol of outstanding achievement, recognized worldwide, that honor all types of effective marketing.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2023, cement, concrete, mortar and precast accounted for 92.8% of our net sales and quicklime accounted for 1.8%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2023 represented 5.4% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2023	2022	2021
Cement, concrete, mortar and precast	2,953	3,432	3,632
Quicklime	30	46	69

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2023	2022	2021
Cement, concrete, mortar and precast	1,850.2	1,963.8	1,784.5
Construction Supplies (1)	74.1	114.0	113.9
Quicklime	25.7	37.9	39.1
Others	—	—	0.3
Total	1,950.1	2,115.7	1,937.8

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended cement, which represented 86.3% of our cement sales in 2023. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 72%, below the average value for similar producers globally of approximately 77.6%, according to “Getting the Numbers Right (GNR)” by the Global Cement and Concrete Association (the “GCCA”) in 2021.

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following six types of cement products designed for specific uses:

●	Type ICo. This type of cement is used for general purposes or when not required for a specific special condition. It is widely used due to its excellent workability and good development of compressive strength.

●	Type MS(MH). This is the new formula for the type of cement that is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in groundwater. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. It also prevents thermal contraction cracking due to moderate heat hydration.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains.

●	Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites.

●	Type HE. Cement designed to provide high early strengths at early ages. It is a cement with strengths similar to Type I but has a lower carbon footprint.

We believe that our Type V, Type MS(MH) and Type HS cement products are particularly suitable for construction in the northern coastal region of Peru, where sulfate and chloride concentrations from soil, ground water and sea water affect the durability of construction structures. By educating retailers about the different cement characteristics and conducting marketing campaigns, we believe we have been successful in building demand for our cement products. Our research and development department is also equipped to produce custom-tailored cement products on demand. In addition, through our dedicated research and development team we have significantly reduced the amount of clinker required for cement production minimizing our capital expenditures and significantly reducing our carbon dioxide emissions (CO2).

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

During 2023, we began certifying all of our products under the rigorous scheme 5 of ICONTEC, an international certification body for products, services and management systems. We obtained this certification for our entire cement portfolio, complying with the most rigorous level for products established by the Supreme Decree that regulates the commercialization of cement in Peru. Product certification is carried out based on the requirements of the Cement Technical Regulations, which establish the characteristics that cement must meet at the production and marketing level. Likewise, the Cement Technical Regulations require that all cement producing and importing companies in Peru comply with the requirements indicated therein in order to be able to market their products. The certification process consisted of a rigorous audit of the quality management system at the production, manufacturing and marketing level in our three plants and at authorized points of sale.

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as precast, bricks, pavers and other precast materials.

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

●	Concrete precast. We produce and sell concrete precast, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete precast for structural and non-structural uses. Some examples of concrete precast are:

o	New Jersey Walls: safety barriers used to separate traffic flows.

o	Corner block: a product that complements the structures built with our precast, giving better functionality to any corner.

o	Beam block: a product that is used to confine the upper part of walls built with our precast.

o	Concrete pipes: precast reinforced concrete pipes that are installed without the need to open pit ditches or dredging of maritime floors. The main use of concrete pipe is to collect seawater (inlet pipe) and to bring brackish water back out to sea (outfall pipe). We have built a 1.5 kilometer long underwater outfall project for the Talara Refinery, where it is necessary to build a water collection system for its fire and cooling system.

o	Sheet piles presented and assembled: concrete piles that can be pre-stressed or reinforced (they are two different types of manufacturing) that sink one alongside the other, forming a containment structure, used as riparian defenses. We manufacture pre-stressed and reinforced sheet piles that can form a coastal defense for rivers, ensuring the containment of water during rainy events, reducing the vulnerability of cities to floods.

●	New cement based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

⮚	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

⮚	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications

⮚	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.

⮚	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.

⮚	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

⮚	Viaforte Type MH: Cement of moderate heat of special hydration for stabilization of soils and road bases. The cement provides greater workability and less risk of cracking on site, also ensuring greater durability to the structure

⮚	Bagged Dry Concrete: Pre-dosed mixture of cement, aggregates (Stone and Sand) and additives, that only requires the addition of water indicated on the package and mixing (manual or mechanical) to be used immediately

Quicklime

We produce and distribute quicklime, which has several industrial uses. Quicklime serves as a neutralizer, lubricant, drying and absorbing material, disinfectant, and as a raw material. Quicklime has various applications, including in the steel, food, fishing and chemical industries. It is also used in mining operations to treat water and industrial residues, in agriculture as a fertilizer enhancer and, to a lesser extent, in other industries. In Peru, quicklime is mainly used in the mining industry, as an additive to treat water residues. We produce quicklime in finely and coarsely ground varieties and sell it either in bags of one metric ton or in bulk, according to clients’ requirement. Quicklime currently represents a small percentage of our revenues.

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

Quicklime Production Process

Quicklime is produced by crushing limestone with a calcium carbonate content of at least 95% by calcinating it in a rotary kiln. The limestone for quicklime comes from our quarries. The crushing of the limestone is done at the quarry and the calcination process takes place only at our Pacasmayo facility. We produce quicklime in finely and coarsely ground varieties and sell both varieties in big bags as well as in bulk.

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

Acumulación Tembladera. We have a concession with an indefinite term to extract limestone and other minerals from our Acumulación Tembladera quarry, a 3,390 hectares open-pit mine located in the district of Yonan, in the department of Cajamarca. We acquired this concession in November 2002.

Calizas Tioyacu. For our Rioja production, we have a concession with an indefinite term to extract limestone and other minerals from a 400 hectares open-pit mine near our Rioja facility in the district of Elias Soplin Vargas, in the department of San Martín. We acquired this concession in February 1998.

Virrilá. For our Piura production, we also have a group of concessions with an indefinite term to extract coquina and other minerals from our Virrilá quarry, a 931 hectares open-pit mine located in the district of Sechura, in the department of Piura. We acquired these concessions between 2000 and 2008.

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

Clay

For cement production in our Pacasmayo facility, we extract clay from our Cerro Pintura quarry, a 400 hectares open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the MEM in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements.

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

Coal

We purchase mostly anthracite coal from local suppliers and import small amounts of bituminous coal from suppliers mainly in Colombia, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facilities, adjacent to the Salaverry port and in Trujillo, where we have sufficient stock of coal to maintain our production levels for the next year.

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

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectares open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the MEM in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectares open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the MEM in 1998.

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

Energy Sources

Electricity

As of December 31, 2023, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

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

In addition, we have a medium-term electricity supply contract with ELOR to supply the Rioja facility, valid until November 2024 ELOR supplies the Rioja facility with 6.7 megawatts of electricity at peak hours and eight megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

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

In 2023, approximately 88.5% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11.5% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of 313 hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2023 were approximately S/7.5 million, or 0.4% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

We have been working consistently in recent years to focus time and attention on our client’s needs, in an effort to go beyond just selling cement and its byproducts, to providing solutions and innovating. Consequently, we were well-positioned to leverage these initiatives during the ongoing pandemic period. The self-construction segment has been the primary driver behind the growth in sales volume during 2023. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed Mundo Experto, which is a virtual ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder.

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

During 2023, we began certifying all of our products under the rigorous scheme 5 of ICONTEC, an international certification body for products, services and management systems. We obtained this certification for our entire cement portfolio, complying with the most rigorous level for products established by the Supreme Decree that regulates the commercialization of cement in Peru. Product certification is carried out based on the requirements of the Cement Technical Regulations, which establish the characteristics that cement must meet at the production and marketing level. Likewise, the Cement Technical Regulations require that all cement producing and importing companies in Peru comply with the requirements indicated therein in order to be able to market their products. The certification process consisted of a rigorous audit of the quality management system at the production, manufacturing and marketing level in our three plants and at authorized points of sale.

This certification is evidence that our corporate culture motivates us to exceed the quality standards of our products with focus on sustainability, as we are going above and beyond the legal requirements and using this certification as a tool for continuous improvement for the benefit of our clients and the sector as a whole.

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, Caliza Cemento Inca and Mixercon. The south is principally served by Cementos Yura. In 2023, our cement shipments were approximately 2.9 million metric tons, representing an estimated 23.9% share of total cement shipments in Peru.

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

For concessions granted until 2008, the following rules apply:

●	the minimum annual production target is equivalent to one tax unit (approximately S/4,950 or US$1,335) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$134) per year per hectare, in the case of non-metallic mining concessions;

●	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

●	if the minimum production level is not achieved within that period, an annual penalty equivalent to 2% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the fifteenth year, an annual penalty equivalent to 5% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the twentieth year, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

●	if the minimum production level is not achieved by the end of the thirtieth year, the mining concession expires.

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

Environmental Regulations

Industrial companies, and in particular those in the cement sector, are required to comply with various environmental regulations, such as the Law on the National Environmental Impact Assessment System approved by Legislative Decree No. 27446 and its regulations approved by Supreme Decree No. 019-2009-MINAM, which establish the environmental impact assessment process. Public and private investment projects that involve activities, constructions or works that may cause negative environmental impacts must comply with this law. Projects are categorized according to environmental risk under this law.

The Environmental Management Regulations for the Manufacturing Industry and Internal Trade, approved by Supreme Decree No. 017-2015-PRODUCE, as amended, promote and regulate environmental management, as well as the conservation and sustainable use of natural resources in the development of manufacturing and domestic trade activities. It also regulates the application of management instruments, procedures, environmental protection measures and promotes cleaner production agreements, giving priority to the principle of prevention.

In terms of air emissions, the Ministry of the Environment has adopted legally binding environmental quality standards (Maximum Permissible Limits) for cement industries (approved by Supreme Decree No. 001-2020-MINAM). These standards are legally enforceable and must be met by all operations in the cement industry.

Resolution Nos. 004-2018-OEFA/CD and 006-2018-OEFA/CD define administrative infractions and establish a scale of penalties related to environmental management instruments and obligations related to monitoring, environmental management, the development of industrial activities and the handling of hazardous materials and inputs. applicable to those administered in the manufacturing industry and domestic trade sector that are under the scope of competence of the Environmental Assessment and Control Agency. Infractions are classified according to their severity as minor, serious and very serious offenses and the monetary penalty imposed will depend on this.

By means of Board of Directors Resolution No. 023-2013-OEFA/CD and No. 0312015-OEFA/CD, of the Environmental Assessment and Control Agency (OEFA), the OEFA assumes the functions of monitoring, supervision, control and sanction in environmental matters in the Cement and Concrete Sector of the Manufacturing Industry, of the Industrial Subsector of the Ministry of Production - PRODUCE.

The Law on Integrated Solid Waste Management approved by Decree Law No. 1278 and its regulations approved by Supreme Decree No. 014-2017-MINAM, seek to ensure the constant maximization of efficiency in the use of materials, and to regulate the management and handling of solid waste, which includes the minimization of the generation of solid waste at the source. the material and energy recovery of solid waste, as well as the proper final disposal of the same.

Law 30754, published on April 18, 2018, approved the Framework Law on Climate Change. This law establishes the principles, approaches, and general provisions for coordinating, articulating, designing, executing, informing, monitoring, evaluating, and disseminating public policies for the comprehensive, participatory, and transparent management of climate change adaptation and mitigation. It also established that the Ministry of the Environment will establish guidelines to incorporate climate risk and vulnerability analysis, as well as climate change mitigation and adaptation measures, in the evaluation of investment projects subject to the National Environmental Plan Impact Assessment System.

This law aims to reduce the country’s vulnerability to climate change, take advantage of low-carbon growth opportunities, and comply with the international commitments assumed by the government of Peru before the United Nations Framework Convention on Climate Change, with an intergenerational approach.

The Regulations of the Framework Law on Climate Change were approved on December 31, 2019, by Supreme Decree No. 013-2019-MINAM. The objectives set out in these Regulations will be achieved through the implementation of climate change adaptation and mitigation measures, the creation of systems that contribute to the accounting of carbon dioxide emissions, the reduction of carbon dioxide emissions and the promotion of private sector participation in implementation. of sustainable and low-carbon projects. To date, however, no concrete measures or targets have been set, nor have any deadlines been set for their implementation.

There is no type of emissions trading scheme in Peruvian law.

On January 25, 2022, Supreme Decree No. 003-2022-MINAM was published, declaring a climate emergency of national interest and establishing guidelines and priority actions for climate change mitigation and adaptation.

In September 2023, the International Sustainability Standards Committee issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that is useful to the primary users of financial information for decision-making. The Company is currently assessing these standards and the methodology for their implementation.

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

Hazardous Waste

Hazardous waste generated as a consequence of cement production activities must be disposed of in specialized landfills. The transportation of solid waste outside the limits of the industrial complex must be conducted exclusively through specialized companies registered with DIGESA and MINAM. Industries are free to contract with an EO-RS (a company that provides solid waste services such as transportation, treatment or disposal) or with an EC-RS (a company that carries out commercialization activities aiming at the reuse of solid waste). Yet in order to limit their liability in case of environmental harm, industries must make sure the EO-RS and EC-RS they retain count with all necessary permits to collect, transport and dispose of hazardous wastes.

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

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive:

(i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18 or (b) persons who are up to 24 years of age if they are pursuing higher education,

(ii) two additional months’ salary per year, one in July and one in December (pursuant to Law No. 29351, said payments were not subject to any social contribution, except for Income Tax; consequently, employers paid directly to their employees as an Extraordinary Bonus, the amount of the contribution to the Social Health Insurance (ESSALUD) for such payments, equivalent to 9% of the bonus paid),

(iii) thirty calendar days of annual paid vacation per year,

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

On January 7, 2021, Law No. 31112, Law that establishes the Prior Control of Business Concentration Operations, was published in the Official Gazette “El Peruano”, which entered into force in January 2021, together with its Regulations, approved by Supreme Decree No. 039-2021-PCM. This law establishes a system of prior control of business concentration operations in order to promote effective competition and economic efficiency in the markets for the welfare of consumers.

C. Organizational Structure

Cementos Pacasmayo S.A.A. is part of the Hochschild Group. As of March 31, 2024, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI, as of that same date, Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo.

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report.

The following is a brief description of the principal activities of our consolidated subsidiaries.

●	Cementos Selva S.A.C. is engaged in the production and marketing of cement and other construction materials in the northeast region of Peru. It also owns all of the equity shares of Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete)

●	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

●	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

Other immaterial, non-operating subsidiaries

●	Salmueras sudamericanas S.A.C. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project.

●	Soluciones Takay S.A.C is a platform that connects families that want to build with certified professionals.

●	150Krea Inc. seeks to develop a business in the United States relating to digital innovation in the construction industry

●	Acuicola Los Paiches is a social venture that focuses on fish farming.

●	Corporación Materiales Piura S.A.C. is a non-operating company that owns some mining properties located in Piura.

Participation in Consortia

●	Consorcio Constructor del Norte del Perú began operating during 2023 and is mainly dedicated to the execution of the project for the improvement of runways and perimeter fence of the Piura airport.

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

Pacasmayo Facility

As of December 31, 2023, our Pacasmayo facility had four horizontal kilns, which produce clinker (one of which also currently produces quicklime), and an additional Waelz rotary kiln that produces quicklime. One of these horizontal kilns with a total installed annual clinker production capacity of 660,000 metric tons was added in 2023. In addition,we formerly had six vertical shaft kilns with a total installed annual clinker production capacity of 465,120 metric tons. We made a provision for the impairment of these vertical shaft kilns at the end of 2023. As a result of these changes, the current clinker capacity at our Pacasmayo plant is 1,755,600 metric tons. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric tons. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2023, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

Piura Facility

Annual installed production capacity of our Piura plant is 1.6 million metric tons of cement and 990,000 metric tons of clinker. Our Piura plant operates with one horizontal kiln with installed clinker production capacity of 990,000 metric tons per year, as well as a cement mill with installed cement production capacity of 1.6 million metric tons per year. Our Piura plant also has three storage silos with storage capacity of 25,300 metric tons of cement.

Rioja Facility

Annual installed production capacity of our Rioja plant is 440,000 metric tons of cement and 289,080 metric tons of clinker.

Our Rioja facility currently operates with a small cone crusher and four vertical shaft kilns with total annual installed clinker production capacity of 289,080 metric tons and three cement finishing mills with total annual installed cement production capacity of 440,000 metric tons. Our Rioja plant is also equipped with silos with a storage capacity of 1,750 metric tons of cement.

Ready-Mix Concrete Facilities

We also have 22 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Pacasmayo and Tarapoto among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2023, our ready-mix operations had 167 mixer trucks, 34 concrete pumps and two pavers available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

	As of and for the year ended December 31,
	2023			2022			2021
(in thousands of metric tons, except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate (1)
Cement:
Pacasmayo facility	2,900	1,656	57.1%	2,900	1,768	61.0%	2,900	1,970	67.9%
Piura facility	1,600	1,032	64.5%	1,600	1,361	85.1%	1,600	1,324	82.8%
Rioja facility	440	259	58.8%	440	307	69.8%	440	338	76.8%
Total	4,940	2,946	59.6%	4,940	3,436	69.6%	4,940	3,632	73.5%
Clinker(2):
Pacasmayo facility	1,756	1,098	61.6%	1,500	935	62.3%	1,500	879	58.6%
Piura facility	990	799	80.7%	1,000	1,023	100.0%	1,000	893	89.3%
Rioja facility	289	200	69.1%	280	240	85.7%	280	264	94.3%
Total	3,035	2,097	68.5%	2,780	2,198	79.1%	2,780	2,036	73.2%
Quicklime(3):
Pacasmayo facility	240	29	12.1%	240	46	19.2%	240	69	28.8%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Clinker capacity has been estimated using 330 production days.
(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

Summary Disclosure (229.1303)

Map of Mining Concessions of Cementos Pacasmayo S.A.A. and subsidiaries.

Figure 1 shows the map of Peru and the location of the Peruvian mining properties of Cementos Pacasmayo and subsidiaries, in the northern part of the country. The mining properties are located in Piura, Lambayeque, Cajamarca, Amazonas, Ica, Cusco, San Martin, La Libertad and Ancash regions.

Figure 1 General map of the mining properties and industrial facilities of Cementos Pacasmayo S.A.A. and subsidiaries

General description of mining properties and operations

Cementos Pacasmayo’s access to its mining properties in Peru are obtained through mining rights granted by INGEMMET.

Mineral properties in Peru are classified according to the type of material (i.e. metallic and non-metallic).

Cementos Pacasmayo has mining properties in exploration, development and production stages. Cementos Pacasmayo has three material properties (Tembladera, Virrilá, and Tioyacu), all of which are in the production stage.

Cementos Pacasmayo acquired Corporación de Materiales Piura S.A.C., whose mining concessions are shown in Annex 1.

Table 1 provides an overview of Cementos Pacasmayo’s material properties, including relevant information for each quarry.

Table 1 Main mining properties of Cementos Pacasmayo S.A.A. and subsidiaries

Mining Property	Mining concessions	Location of the mining concession	Percentage of ownership interests	Operator	Surface area (ha)	Stage of the mining concession	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Production 2023 (Ton)		Production 2022 (Ton)	Production 2021 (Ton)
Tembladera	Acumulación Tembladera	Cajamarca	100%	San Martin Contratistas Generales SA	3,391	Production	Yes	EIA(2) and others	Open Pit / Limestone	Industrial facilities(3)	1,842,375		1,727,182	1,629,895
Virrila	UEA(1) Virrila	Piura	100%	San Martin Contratistas Generales SA	38,226	Production	Yes	EIA(2) and others	Open Pit / Coquina	Industrial facilities(3)	932,933	(4)	1,766,003	1,465,709
Tioyacu	UEA(1) Rioja	San Martin	100%	Cementos Selva S.A.C	9,600	Production	Yes	EIA(2) and others	Open Pit / Limestone	Industrial facilities(3)	351,644	(5)	421,636	377,702

(1)	Unidad Economica Administrativa represents a grouping of two or more mining concessions incorporated to the National Mining Cadastre with definitive character, of the same kind of substance and of the same mining owner.
(2)	Environmental Impact Assessment (EIA).
(3)	Cement plants are governed by the laws of the industrial sector.
(4)	Production at the Virrila quarry was affected in 2023 because operations were interrupted between May and September of that year due to the interruption of traffic caused by the overflowing of the La Niña lagoon caused by Cyclone Yaku.
(5)	The 2023 production of the Tioyacu quarry was lower compared to 2022, because no blasting activities were carried out in April and May.

A.	Summary of Mineral Resources and Mineral Reserves

Tables 2 and 3 summarize the mineral resources and reserves, respectively, of the mining properties of Cementos Pacasmayo and its subsidiaries.

Table 2 Summary of Mineral Resources (exclusive of Reserves) of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2023.

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resource		Inferred Mineral Resources
	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)
Limestone:
Acumulación Tembladera	122.6	49.33	34.5	50.32	157.1	49.55	75.9	50.33
UEA Rioja	0.05	50.10	0.5	48.01	0.5	48.20	19.8	46.34
Coquina:
UEA Virrila	19.9	49.68	28.0	48.92	47.9	49.24	4.4	46.67

*	Table 2 is based on the following cement prices: Tembladera/Pacasmayo (S/616.7 per ton) and Virrila/Piura (S/687.8 per ton). The mineral resource estimates are at the point of delivery to the cement plant (point of reference). Also the assumptions (e.g., prices, costs and other economic assumptions) used to establish prospects of economic extraction during the mineral resources estimation can be found in the Cementos Pacasmayo S.A.A. Technical Report Summaries (TRS) 20-F 229.601 (Item 601) Exhibits 96.1, 96.2 and 96.3 of this 20-F filing.

Table 3 Summary of Mineral Reserves of Cementos Pacasmayo S.A.A. and subsidiaries’ properties at December 31, 2023.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)
Limestone:
Acumulación Tembladera	65.5	49.66	12.3	49.63	77.8	49.65
UEA Rioja	5.9	50.17	4.4	48.07	10.3	49.28
Coquina:
UEA Virrila	40.3	51.87	2.7	49.78	43.0	51.73

*	Table 3 is based on the following cement prices: Tembladera/Pacasmayo (S/616.7 per ton), Virrila/Piura (S/687.8 per ton) and Tioyacu/Rioja (S/724.6 per ton). The mineral resource estimates are at the point of delivery to the cement plant (point of reference). Also the assumptions (e.g., prices, costs and other economic assumptions) used to establish economic viability during the mineral reserves estimation can be found in the Cementos Pacasmayo S.A.A. and Cementos Selva S.A.C Technical Report Summaries (TRS) 20-F 229.601 (Item 601) Exhibits 96.1, 96.2 and 96.3 of this 20-F filing.

● Annex 1. List of Cementos Pacasmayo and Subsidiaries new Concessions.

Name of mineral concession	Location of the properties	Type and amount of ownership interests	Operator	Surface (Has)	Stage of Property	Permits	Type of mine / material	Beneficiation plant and other installations	Production of 2023	Production of 2022	Production of 2021
Gobernador 1	Piura	100%	NA	300	Exploration	No	Non Metallic	No	0	0	0
Gobernador 2	Piura	100%	NA	400	Exploration	No	Non Metallic	No	0	0	0
Gobernador 3	Piura	100%	NA	300	Exploration	No	Non Metallic	No	0	0	0
La Roca I	Piura	100%	NA	900	Exploration	No	Non Metallic	No	0	0	0
La Roca II	Piura	100%	NA	200	Exploration	No	Non Metallic	No	0	0	0
Luna de Paita	Piura	100%	NA	500	Exploration	No	Non Metallic	No	0	0	0
Meche 1	Piura	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Meche 2	Piura	100%	NA	500	Exploration	No	Non Metallic	No	0	0	0
Meche 3	Piura	100%	NA	400	Exploration	No	Non Metallic	No	0	0	0
Mercedes 2	Piura	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Mercedes 3	Piura	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Mercedes 4	Piura	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Mercedes 5	Piura	100%	NA	900	Exploration	No	Non Metallic	No	0	0	0
Mercedes 6	Piura	100%	NA	900	Exploration	No	Non Metallic	No	0	0	0
Mercedes 7	Piura	100%	NA	900	Exploration	No	Non Metallic	No	0	0	0
Sol de Colán	Piura	100%	NA	900	Exploration	No	Non Metallic	No	0	0	0

Acumulación Tembladera Individual Disclosure (229.1304)

Property description

Location

The Tembladera property is located in Yonan district, Contumaza province, Cajamarca region, Peru at longitude -79.123393° and latitude -7.245671°. It is located 60 kilometers from the cement plant.

The area of the mining concession is 3,390.97 hectares. The mining rights are granted by INGEMMET through a Presidential Resolution.

Cementos Pacasmayo S.A.A. owns the mining concession and it is registered with the name Acumulación Tembladera as a non-metallic mining concession.

The Pacasmayo cement plant and Acumulación Tembladera mining concession are shown in Figure 1 while the locations of the Acumulación Tembladera and the Pacasmayo cement plant are shown separately in Figures 2 and 3, respectively.

Figure 1 Pacasmayo cement plant and Acumulación Tembladera

Figure 2 Acumulación Tembladera

Pacasmayo cement plant is shown in Figure 3.

Figure 3 Pacasmayo cement plant

Infrastructure

The Tembladera quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuel, access and roads have been installed.

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

The mining concession is in the owner’s name of Cementos Pacasmayo S.A.A. and is also registered with the name Acumulación Tembladera as a non-metallic mine.

Cementos Pacasmayo S.A.A has the surface rights to the area of operation in the Tembladera quarry.

Cementos Pacasmayo S.A.A. pays the right of use for the concession Acumulación Tembladera with unique code 010001801L. These payments must be made from the first working day of January to June 30th of each year, providing the financial entities the unique code of its mining right. The Acumulación Tembladera concession payment is equivalent to US$3.00 per hectare.

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004, which was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo S.A.A. currently pays the Mining Royalty (see note 24 to the consolidated financial statements).

The payment to the Peruvian government is made through SUNAT, which is the entity designated to control this consideration for the use of natural resources. Such payment is made through an application that the tax authority has made available to those required to pay.

If the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Mining activities on the property and industrial in the cement plant

Tembladera Quarry

The Tembladera quarry, located in the Acumulación Tembladera mining concession, is currently in the production stage. The Tembladera quarry is an open-pit mine that uses explosives to fragment the limestone rock. After crushing, the material is loaded onto trucks to be transported from the quarry to the cement plant located in Pacasmayo.

Figure 4 shows the flowsheet of mining processes at the Tembladera quarry. Further details of the process are provided in Exhibit 96.1 of this 20-F filing.

Figure 4 Diagram of mining process of the Tembladera quarry

The Tembladera quarry has been operating for 66 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment at the Tembladera quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 of this 20-F filing.

Pacasmayo industrial cement plant

The Pacasmayo cement plant is subject to the laws of the industrial sector, according to current Peruvian regulations.

The Pacasmayo plant is located at Pacasmayo District, Pacasmayo Province, La Libertad Region. This plant is 67.3 kilometers from Tembladera quarry. This facility receives material from the Tembladera quarry. The Pacasmayo plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, sand, iron and clays as raw materials. The specific mix of raw materials produces the clinker necessary to produce cement.

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 5 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.1 of this 20-F filing.

Figure 5 Pacasmayo industrial plant process block diagram

The Pacasmayo plant has been in operation for 66 years. The equipment at the Pacasmayo plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo personnel. The Pacasmayo plant is currently being optimized with a modern, state-of-the-art clinker production line in order to increase production. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 of this 20-F filing.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/.738,667,041 as of December 31, 2023.

Tembladera Quarry

The Tembladera quarry has facilities such as offices, explosives magazine for blasting, electrical substation, maintenance shop, lubricant warehouse, gas station, oil tank, guardhouse, limestone field, dining room, laboratory, truck scale, ore belt, loading tunnel, meteorological station, safety trench and septic tank.

Pacasmayo Plant

The Pacasmayo plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

History

By means of Resolution No. 01989-2002-INACC/J dated November 4, 2002, the National Institute of Mining Cadastre and Concessions granted Cementos Pacasmayo S.A.A., the non-metallic concession title called “Acumulación Tembladera” with code No. 01-00018-01-L.

The property dates back to its oldest integral concession: “Norte No. 1” granted by the Regional Mining Office of Cajamarca by ministerial resolution No. 267 of June 30, 1950, for the benefit of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo S.A.A., from 1957 until 2013 when Calizas del Norte S.A.C. (CALNOR) was incorporated. CALNOR started activities from January 2014 until May 2016. San Martin Contratistas Generales S.A. started activities from October 2016 to the present.

In December 2022, Cementos Pacasmayo started a diamond drilling campaign of eight drill holes to confirm mineral resources and reserves. Drilling activities continue in the first month of 2023.

Property Encumbrances

Cementos Pacasmayo S.A.A. does not make any payments with respect to encumbrances for the Acumulación Tembladera property. The Acumulación Tembladera mining concession currently has no outstanding payments with respect to infractions and penalties.

Concessions

The Acumulación Tembladera mining concession is a production stage property with estimated mineral reserves.

Geology

The ore deposit contains limestone with a grade suitable for cement production. The limestone is contained within the Cajamarca Formation, belonging to the Upper Cretaceous (Turonian floor, around 90 MA). This Formation overlies the Quilquiñan Group, and intrajacent to the Celendín Formation.

Table 1 shows the stratigraphic column of the area of the Tembladera quarry and briefly describes the Cajamarca Formation and the Upper Cretaceous Celendín Formation that outcrop in the project area. Figure 6 shows the local geology of the quarry.

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

Figure 6 Geological section of Tembladera quarry

SECCION GEOLÓGICA A-A´

Fm. Ks-ce
Fm. Ks-c
Fm. Ks-q
SECCION TRANSVERSAL A-A´
Fm. Celendín (Ks-ce)
Fm. Cajamarca (Ks-c)
Fm. Quilquiñan (Ks-q)

Resources and Reserves

Table 2 shows the mineral resources at the Tembladera quarry at the end of the 2023 fiscal year.

Table 2 Mineral Resources (exclusive of Reserves) at the end of the 2023 fiscal year based on cement price of S/616.7 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference)

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)
Measured resources	122.6	49.33	1.83	1.82	4.76	48.60
Indicated resources	34.5	50.32	1.68	1.44	3.85	48.60
Measured + Indicated resources	157.1	49.55	1.80	1.74	4.56	48.60
Inferred resources	75.9	50.33	1.62	1.45	3.93	48.60

The mineral resources estimation considered the expected price of cement, the complete forecast horizon contemplates 30-year projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 3 shows the mineral reserves at the Tembladera quarry.

Table 3 Mineral Reserves at the end of the 2023 fiscal year based on cement price of S/616.7 per ton. Mineral reserve estimates are at the point of delivery to the cement plant (point of reference)

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)
Proven reserves	65.5	49.66	1.52	1.54	4.60	48.60
Probable reserves	12.3	49.63	1.57	1.56	4.91	48.60
Total Reserves	77.8	49.65	1.53	1.54	4.65	48.60

The mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Mineral Resources and Reserves at the End of the Fiscal Year

Table 4 shows the difference between the mineral resource estimates at the end of 2023 and 2022.

Table 4 Resources for the last two fiscal years expressed in millions of tons.

	Resources as at Dec. 31, 2023	Resources as at Dec. 31, 2022	Discrepancy
Measured resources	122.6	127.4	The difference is due to the annual consumption of limestone used in the cement plant.
Indicated resources	34.5	35.7	The difference is due to the annual consumption of limestone used in the cement plant.
Measured + Indicated resources	157.1	163.1	The difference is due to the annual consumption of limestone used in the cement plant.
Inferred resources	75.9	74.1	The difference is due to readjustments in the calcareous horizons in the model update process.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601) Exhibit 96.1 of this 20-F filing. All mineral resources are estimated at cement plant. The updated average price is S/616.7 per ton of cement at nominal values, perpetuity is included at the end of the 30-year projection.

Table 5 shows the difference between the mineral reserve estimates at the end of 2023 and 2022.

Table 5 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2023	Reserves as at Dec. 31, 2022	Discrepancy
Proven reserves	65.5	62.1	Mineral reserve estimation for 2023 considered 30 years as Life of Mine (LOM) due to economic issues of price and cost forecast. Main differences are supported by annual limestone consumption to produce cement.
Probable reserves	12.3	12.2	There is no difference in tons.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Tembladera Quarry and Pacasmayo plant 20-F 229.601 (Item 601) Exhibit 96.1 filing. All mineral Reserves are estimated at cement plant. The updated average price is S/616.7 per ton of cement, average of the 30-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tembladera quarry in its annual report on Form 20-F filed on April 27, 2023. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Tembladera quarry as Exhibit 96.1 of its annual report on Form 20-F filed on April 28, 2022. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.1 of this 20-F filing to ensure the material assumptions are current. The main reasons for this update are prices, costs, cement demand, kiln 4 optimization and other economic assumptions. Further details are provided in Exhibit 96.1 of that 20-F filing.

Other Activities

Cementos Pacasmayo S.A.A. has carried out drilling at the Tembladera quarry to confirm the mineral reserves. New drilling data is not included in the 2023 reserves model.

Virrilá Individual Disclosure (229.1304)

Property description

Location

The Virrila property is located in the Sechura District, Sechura Province, Piura Region, Peru at longitude -80.758952° and latitude -5.933999°. The concessions are registered in INGEMET (Instituto Geológico Minero y Metalúrgico) as Virrila 3, Virrila 4, Virrila 6, Virrila 7, Virrila 8, Virrila 9, Virrila 10, Virrila 11, Virrila 12, Virrila 13, Virrila 14, Virrila 15, Virrila 16, Virrila 17, Virrila 18, Virrila 19, Virrila 20, Virrila 21, Virrila 22, Virrila 23 and Bayovar N° 4 with mining activity.

The area of the mining property is 38,226.00 hectares. The mining rights are granted by INGEMMET through a Presidential Resolution.

Cementos Pacasmayo S.A.A. owns the mining property and it is registered with the name Unidad Económica Administrativa (UEA) Virrila as a non-metallic mining property.

Cementos Pacasmayo currently has an agreement with the Fundación Comunal San Martin de Sechura for the use of the surface land associated with the production area of the Virrila quarry.

Piura Cement Plant and UEA Virrila are shown in Figure 1 while the locations of the UEA Virrila property and Piura cement plant are shown in Figures 2 and 3, respectively.

Figure 1 Piura cement plant and UEA Virrila

Figure 2 UEA Virrila property

Figure 3 Piura cement plant

Infrastructure

The Virrila quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses and roads have been installed.

Virrila quarry is supplied with fuel by diesel oil tanker trucks. Fuel distribution is the responsibility of an authorized contractor company.

The Virrila quarry is supplied with energy by electric generators.

The Virrila quarry can be accessed by paved road from Piura city, along the north Panamerican highway, to the Bayovar intersection and then to the Virrila quarry. Estimated travel time is 2 hours.

Personnel for the Virrila quarry come from the town of Sechura, near the quarry. Others are from Piura.

Personnel from the Sechura township are transported to the quarry in buses and pickup trucks. The contractor is responsible for the logistics of personnel operating in the quarry.

Mining Concession Ownership and Area

INGEMMET granted mining rights to Cementos Pacasmayo on March 31, 2016 by Presidential Resolution No. 0147-2016-INGEMMET/PCD/PM including nine (9) non-metallic mining rights in the ¨Unidad Económica Administrativa¨ (UEA) Virrila, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A.

Presidential Resolution No. 2869-2015-INGEMMET/PCD/PM dated September 30, 2015 added twelve (12) non-metallic mining rights to ¨Unidad Económica Administrativa¨ (UEA) Virrila, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A. bringing the total to 21 mining rights.

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004 and was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo S.A.A. currently pays the Mining Royalty (see note 24 to the consolidated financial statements).

The payment to the Peruvian government is made through SUNAT, which is the entity designated to control this consideration for the use of natural resources. Such payment is made through an application that the tax authority has made available to those required to pay.

In case the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Mining Activities on the Property

The Virrila quarry located in the Virrila EAU is currently in the production stage. This is an open-pit mine where surface miners are used to fragment the coquina, which is loaded onto trucks by front-end loaders and transported to the cement plant located in Piura which is 120 kilometers from UEA Virrila.

Figure 4 shows the flowsheet of mining processes at the Virrila quarry. Further details of the process are provided in Exhibit 96.2 of this 20-F filing.

Figure 4 Diagram of mining process of the Virrila quarry

The Virrila quarry has been operating for eight years. The amount of coquina to be mined is planned annually through the mining plan.

The equipment in operation at the Virrila quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 of this 20-F filing.

Piura Cement Plant

The cement plant is under the laws of the industrial sector, according to current Peruvian regulations.

The cement plant is located at Veintiséis de Octubre District, Piura Province and Piura Region. This facility receives material from the Virrila quarry. The cement plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, and using coquina, sand, iron and clays as raw materials. The specific mix of raw materials produces the clinker necessary to produce cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of coquina;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 5 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.2 of this 20-F filing.

Figure 5 Piura plant process block diagram

The equipment in operation at the Piura plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo S.A.A. personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 of this 20-F filing.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/858,282,298 as of December 31, 2023.

Virrilá Quarry

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

The Virrila quarry started operations in 2015. The mining contractor San Martin Contratistas Generales S.A. was in charge of the production from the beginning of operations until March 14, 2020. The mining contractor Posada Perú S.A.C started operations at the Virrila quarry on September 14, 2020 until December 30, 2021.

On January 3, 2022, the mining contractor San Martin Contratistas Generales S.A. was hired to transport the coquina from the Virrila quarry to the Piura plant.

From May to June 2023 Cementos Pacasmayo carried out a drilling campaign in order to confirm mineral reserves in Zone 2 and 4 (see Exhibit 96.2 of 20-F filing).

From May to September 2023, Virrila quarry stopped operations due to the interruption of traffic caused by the overflow of the La Niña lagoon provoked by Cyclone Yaku. Likewise, the Piura plant stopped its clinker production operations (raw meal milling, coal milling and reception of raw materials) from July to September of that year to avoid exceeding the strategic inventories (clinker). The cement grinding, receiving (cement additions), packaging and dispatching processes remained active to cover the cement demand.

Virrila quarry restarted operations in October.

Property Encumbrances

Cementos Pacasmayo S.A.A. does not make any payments with respect to encumbrances for the UEA Virrila concessions. The UEA Virrila concessions currently have no outstanding payments with respect to infractions and penalties.

Concessions

The UEA Virrila is a production stage property with estimated mineral reserves.

Geology

The lithostratigraphy of the area consists of Cenozoic sedimentary units, locally formed by Tertiary units and covered by Quaternary deposits; the Tablazo Lobitos and Quaternary deposits of ancient alluvial, lacustrine and Aeolian origin form these units. Table 1 shows the stratigraphic column of the area of the Virrila quarry while Figure 6 shows a geologic section of the geology of the quarry.

Table 1 Stratigraphic Column of the Virrilá quarry

Era	System	Symbol	Serie	Stratigraphic Unit
Cenozoic	Quaternary	Qh-e	Holocene	Eolic deposits
		Qp-tt	Pleistocene	Tablazo Talara
	Tertiary	Tm-zi	Miocene	Lower Zapallal Formation

Figure 6 Geological section of the Virrilá quarry

528000 E
528500 E
529000 E
60
50
40
30
20
10
0
-10
-20
LEYENDA
Sobrecarga
Calcareo Terroso
Capa A1
Capa A2
Capa A3
Capa B1
Limos
Cantera: Cantera Virrilá
Proyecto: Sección Geológica
Escala: X= 1:4000
Y= 1:350

Resources and Reserves

Table 2 shows the Mineral Resources at the Virrila quarry at the end of the 2023 fiscal year.

Table 2 Mineral Resources (exclusive of Reserves) at the end of the 2023 fiscal year based on cement price of S/687.8 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Measured resources	19.9	49.68	0.61	0.66	48.50
Indicated resources	28.0	48.92	1.11	1.17	48.50
Measured + indicated resources	47.9	49.24	0.90	0.96	48.50
Inferred resources	4.4	46.67	2.15	1.61	48.50

The mineral resource estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 33 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 3 Mineral Reserves at the end of the 2023 fiscal year based on cement price of S/687.8 per ton. Mineral reserve estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Proven reserves	40.3	51.87	0.35	0.70	48.50
Probable reserves	2.7	49.78	1.08	1.42	48.50
Total reserves	43.0	51.73	0.40	0.74	48.50

The mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at fiscal year-end

Table 4 shows the difference between the mineral resource estimates at the end of 2023 and 2022.

Table 4 Resources for the last two fiscal years expressed in millions of tons.

	Resources as of Dec. 31, 2023	Resources as of Dec. 31, 2022	Discrepancy
Measured Resources	19.9	17.4	The difference is due to the annual consumption of coquina used in the cement plant.
Indicated Resources	28.0	29.0	The difference is due to the annual consumption of coquina used in the cement plant.
Measured + Indicated Resources	47.9	46.4	The difference is due to the annual consumption of coquina used in the cement plant.
Inferred Resources	4.4	3.9	The difference is due to updating the geological model.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Virrila Quarry and Piura plant 20-F 229.601 (Item 601) Exhibit 96.2 of this 20-F filing. All Resources are estimated at cement plant. The updated average price is S/687.8 per ton of cement, average of the 30-year projection, at nominal values.

Table 5 shows the difference between the mineral reserve estimates at the end of 2023 and 2022.

Table 5 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as of Dec. 31, 2023	Reserves as of Dec. 31, 2022	Discrepancy
Proven Reserves	40.3	42.6	The difference is due to the annual consumption of coquina used in the cement plant.
Probable Reserves	2.7	2.9	The difference is due to the annual consumption of coquina used in the cement plant.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Virrila Quarry and Piura Cement Plant 20-F 229.601 (Item 601) Exhibit 96.2 of this 20-F filing. All Reserves are estimated at cement plant. The updated average price is S/687.8 per ton of cement, average of the 30-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Virrila quarry in its annual report on Form 20-F filed on April 27, 2023. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Virrila quarry as Exhibit 96.2 of its annual report on Form 20-F filed on April 28, 2022. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.2 of this 20-F filing to ensure the material assumptions are current. The main reasons for this update are prices, costs and cement demand. Further details are provided in Exhibit 96.2 of that 20-F filing.

Exploration

Cementos Pacasmayo S.A.A. has carried out exploration drilling in the Virrila quarry to confirm the mineral reserves. This activity will improve the accuracy of mineral reserves estimation. The drilling results, by themselves, do not constitute material information as the exploration drilling results are included in the analysis for estimating mineral resources and reserves.

Tioyacu Individual Disclosure (229.1304)

Property description

Location

The Tioyacu property is located in Elias Soplin Vargas district, Rioja province, San Martin region, Peru at longitude -77.284376° and latitude -5.999057°. It is located 5 kilometers from the cement plant.

The mining rights registered with INGEMMET are as follows Moyobamba 98, Pajonal 2, Rioja 1, Rioja 2, Rioja 3, Rioja 5, Rioja 6, Rioja 7, Rioja 8, Rioja 9, Calizas Tioyacu, Arcillas el Pajonal, Pajonal 3 and Pajonal 4. The area of the mining property is 9,600 hectares.

The mining rights (the mining concession title) are granted by INGEMMET through a Presidential Resolution.

Cementos Selva S.A.C. owns the mining property and it is registered with the name Unidad Económica Administrativa (UEA) Rioja as a non-metallic mining property.

Rioja cement plant and UEA Rioja are shown in Figure 1 while the locations of the UEA Rioja property and Rioja cement plant are shown in Figures 2 and 3, respectively.

Figure 1 Rioja cement plant and UEA Rioja

Figure 2 UEA Rioja property

Figure 3 Rioja cement plant

Infrastructure

The Tioyacu quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuel, access and roads have been installed.

The Rioja plant owned by Cementos Selva S.A.C., a wholly-owned subsidiary of Cementos Pacasmayo, currently has adequate infrastructure (such as workshops, service stations, restrooms, and others).

The Tioyacu quarry can be accessed from the coast by air from Lima to Tarapoto, time average 1.10 hours of flight, and from Tarapoto to Rioja (139 kilometers) and from Rioja to the Cementos Selva S.A.C. plant (15 kilometers). Alternatively, one can access the site by road from Lima to Rioja, a distance of 1107 kilometers on paved road.

The personnel at Tioyacu quarry come from the Elias Soplin Vargas district. Others are from Rioja and Nueva Cajamarca.

Mining Concessions Ownership and Area

Calizas Tioyacu concession was approved by Resolution 0960-96-RPM granted by the Public Mining Registry.

The procedure to obtain a mining concession is stipulated in the General Mining Law (Supreme Decree 014-92-EM) and its Regulation Legislative Decree 020-2020-EM.

Cementos Selva S.A.C. is the owner of the mining concession and is registered under the name Calizas Tioyacu as a non-metallic mine.

Tioyacu quarry has a Usufruct and Easement Agreement for the use and easement of the surface where mining activities are carried out. The agreement was signed with Corporación de Desarrollo de San Martin (COREDESAM).

Cementos Selva S.A.C. pays the concession fee for the Calizas Tioyacu concession with unique code 010912495. These payments must be made from the first working day of January to June 30th of each year, providing the Financial Entities the unique code of its mining right. In the case of the Calizas Tioyacu concession, the payment is equivalent to US$3 per hectare.

Royalties

The Peruvian Mining Royalty Law was approved on June 24, 2004 by Law No. 28258, which was amended by Law No. 29788 of September 28, 2011. Cementos Selva S.A.C. currently pays the Mining Royalty (see note 24 to the consolidated financial statements).

The payment to the Peruvian government is made through the SUNAT, which is the entity designated to control this consideration for the use of natural resources. Such payment is made through an application that the tax authority has made available to those required to pay.

If the mining royalty is not declared or paid, fines for infractions and late payment interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

Mining Activities on the Property

Tioyacu Quarry

The Tioyacu quarry located in the Calizas Tioyacu mining concession is currently in the production stage. The Tioyacu quarry is an open-pit mine that uses explosives to fragment the limestone rock, which is then loaded onto trucks by front-end loaders and transported to the Rioja plant.

Figure 4 shows a flowsheet of mining processes at the Tioyacu quarry. Further details of the process are provided in Exhibit 96.3 of this 20-F filing.

Figure 4 Diagram of mining process of the Tioyacu quarry

The Tioyacu quarry has been operating for 23 years for Cementos Selva S.A.C. The material extracted from the quarry is used to supply the Rioja Cement Plant, which has also been in operation for 23 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tioyacu quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 of this 20-F filing.

Rioja Cement Plant

It is important to mention that the cement plant is under the laws of the industrial sector, according to current Peruvian regulations.

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

The standard cement production process consists of the following main stages:

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Crushing and Drying of Raw Materials;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 5 shows the flowsheet for raw material processing, as well as clinker and cement production. Further details of the process are provided in Exhibit 96.3 of this 20-F filing.

Figure 5 Rioja plant process block diagram

The equipment in operation at the Rioja plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Selva S.A.C personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 of this 20-F filing.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other constructions, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to S/136,491,040 as of December 31, 2023.

Tioyacu Quarry

The Tioyacu quarry does not have maintenance and administrative facilities because the Cementos Selva S.A.C plant is near the quarry and provides the necessary facilities for quarry operations.

Rioja Plant

The Rioja plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production.

History

The Tioyacu quarry began operations as Cementos Rioja S.A. in 2000. Prior to this, Cementos Rioja S.A. had successfully won the bid for the “Cement Plant with Vertical Kiln of Rioja”, promoted by CEPRI Cemento Rioja at the Public Auction of February 6, 1998. Ownership was then transferred by the Regional Government of San Martin by public deed on March 28, 1988, to Cementos Rioja S.A.

The development of the project, and the non-metallic mining concession – Calizas Tioyacu, among others, were a part of the transfer in favor of Cementos Rioja S.A. by Empresa Minera del Perú, by public deed dated April 8, 1998.

According to the provisions of the ninth article of the General Mining Law (Supreme Decree No. 014-92-EM), the industrial cement plant is not an integral or accessory part of the mining concession, nor does it carry out mining activities, it is a different property dedicated to the industrial manufacturing of cement.

On March 1, 2022, Cementos Selva S.A. changed its corporate name to Cementos Selva S.A.C. (CSSAC).

In December 2023, Cementos Selva started a diamond drilling campaign of six drill holes to confirm mineral reserves.

Property Encumbrances

Cementos Selva S.A.C. does not make any payments with respect to encumbrances for the Tioyacu quarry. Tioyacu quarry currently has no outstanding payments with respect to infractions and penalties.

Concessions

The Calizas Tioyacu is a production stage property with estimated mineral reserves.

Geology

The ore deposit contains limestone with a grade suitable for cement production. The limestone is contained within the Condorsinga Formation. This Formation is part of the Pucará Group. Figure 6 shows the stratigraphic column of the area of the Tioyacu quarry while Figure 7 shows the local geology of the quarry.

Figure 6 Rioja plant process block diagram

Figure 7 Geological section of the Tioyacu quarry

246600 E
246850 E
247100 E
247350 E
247600 E
1200
1100
1000
900
800
700
600
500
LEGEND
Limestone
Marly limestone
Magnesian limestone
Marly dolomitic limestone
Dolomitic limestone
Calcareous dolomite
Dolomite
Calcareous marl
Marl
Clay loam
Quarry: Tioyacu
Project: Geological section
Scale: X= 1:5000
Y= 1:5000

Resources and Reserves

Table 1 shows the mineral resources at the Tioyacu quarry at the end of the 2023 fiscal year.

Table 1 Limestone Resources (exclusive of Reserves) at the end of the 2023 fiscal year based on cement price of S/724.6 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Ton)	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO)
Measured resources	0.05	50.10	5.82	0.22	51.00	(1)
Indicated resources	0.5	48.01	6.23	0.19	51.00	(1)
Measured + Indicated resources	0.5	48.20	6.19	0.20	51.00	(1)
Inferred resources	19.8	46.34	2.67	0.14	51.00	(1)

Table 2 Limestone Reserves at the end of the 2023 fiscal year based on cement price of S/724.6 per ton. The mineral reserve estimates are at the point of delivery to the cement plant (point of reference).

	Amount	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO)
Proven reserves	5.9	50.17	5.86	0.22	51.00	(1)
Probable reserves	4.4	48.07	6.84	0.21	51.00	(1)
Total reserves	10.3	49.28	6.28	0.22	51.00	(1)

(1)	The quality restrictions established may vary according to the requirements of the material balance, associated with limestone and other raw materials.

The estimation of mineral reserves considered the expected price of cement. The complete forecast horizon contemplates a total of 24 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at the end of the fiscal year

Table 3 shows the difference between the mineral resource estimates at the end of 2023and 2022.

Table 3 Resources for the two fiscal years expressed in millions of tons.

	Resources as at December 31, 2023	Resources as at December 31, 2022	Discrepancy
Measured resources	0.05	0.1	Due to the limestone production plan.
Indicated resources	0.5	0.1	Due to the limestone production plan.
Measured + Indicated resources	0.5	0.2	Due to the limestone production plan.
Inferred resources	19.8	19.8	The inferred resources are the same as last year.

*	No economic analysis was performed for the Inferred Mineral Resources.

Table 4 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at December 31, 2023	Reserves as at December 31, 2022	Discrepancy
Proven reserves	5.9	6.3	The difference is due to the annual consumption of limestone used in the cement plant.
Probable reserves	4.4	4.7	The difference is due to the annual consumption of limestone used in the cement plant.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Selva S.A.C. Technical Report Summary (TRS) of the Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601) Exhibit 96.3 of this 20-F filing. All mineral reserves are estimated as quantities at cement plant. The updated average price is S/724.6 per ton of cement, average of the 24-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tioyacu quarry in its annual report on Form 20-F filed on April, 2023. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Tioyacu quarry as Exhibit 96.3 of its annual report on Form 20-F filed on April 28, 2022. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.3 of this 20-F filing to ensure the material assumptions are current. The main reasons for this update are price, cost and cement demand. Further details are provided in Exhibit 96.3 of that 20-F filing.

Other Activities

Cementos Selva S.A.C has carried out drilling at the Tioyacu quarry to confirm mineral reserves. This activity will improve the accuracy of mineral reserves estimation. New drilling data is not included in the 2023 reserves model.

Internal Control Disclosure (229.1305)

Cementos Pacasmayo S.A.A, as part of its corporate policies and through its Vice-President of Operations, has implemented the necessary controls and procedures for quality assurance (QA) and quality control (QC) of the company’s production activities and associated information for the estimation of mineral resources and reserves. Cementos Pacasmayo has also implemented quality management systems for its production activities and the quality management system has been ISO 9001 certified since 2015.

The QA and QC measures are applied to exploration, quarry production (mining), and cement plant processing activities. For laboratory analysis of exploration samples used in mineral resource and reserve estimates, Cementos Pacasmayo uses a program of duplicate samples, standards and blanks to evaluate the reliability of the laboratory results that its qualified persons rely on for mineral resource and reserve estimates. Its qualified persons also verify the data prior to using the data in their work.

As part of the quality control activities, Cementos Pacasmayo periodically hires an external laboratory to verify Cementos Pacasmayo’s laboratory results obtained during the exploration activities, which are part of the geological database and subsequently used in the estimation of resources and reserves.

In each of its operations, Cementos Pacasmayo, following the Quality Management System, applies the quality control procedures specific to each stage of the process such as exploration activities, limestone/coquina production, reception of raw materials in the cement plant, crushing of raw materials, coal grinding, cement grinding and raw materials or products in the Cement Plants (e.g., clinker, other materials and cement).

Quality control procedures include sample security such as chain of custody for reliable information.

Cementos Pacasmayo has a chemical analysis laboratory at each of its cement plants where procedures based on international standards are used for the chemical and physical analysis of raw materials, clinker, and other materials; mainly used in limestone and cement production. Methodologies including the insertion of blanks, duplicates, and standards are applied as part of the quality plan.

Cementos Pacasmayo has a data management department whose goal is to verify the quality of the information and its incorporation into the geological database, so that it can be used in studies and interpretations, geological modeling, and estimation of mineral resources and reserves.

Data verification activities apply to exploration, limestone/coquina production and cement processing data.

At the cement plant, the quality plan uses the PDCA (Plan, Do, Check, Act) cycle, which allows Cementos Pacasmayo to verify the quality of information during cement production activities.

Cementos Pacasmayo has implemented internal controls to ensure its mineral Resource and Reserves estimates are compliant with Regulation S-K 1300 requirements, including ensuring that mineral resource and reserve estimates are prepared by qualified persons who are members of the Peruvian Engineers Association, an organization that regulates the legal professional practice of engineers in Peru.

Mineral resource and reserve estimates at the end of each fiscal year are and will continue to be reviewed by our Mining Operations Department to ensure compliance with S-K 1300. Cementos Pacasmayo engineers and geologists reconcile actual production with estimates of mineral resources and reserves annually to verify accuracy of the estimates. The comprehensive risk inherent in Cementos Pacasmayo’s estimates of mineral resources and reserves are consistent with industry best practices.

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

Sustainability Performance

We report our sustainability performance information to the Getting the Numbers Right (“GNR”) database, inspired by the guiding principles of the Cement Sustainability Initiative (the “CSI”), a sector-project of the World Business Council for Sustainable Development (the “WBCSD”) among other cement companies in Latin America through the Inter-American Cement Federation (the “FICEM”).

In August 2018, we joined the GCCA and the GCCA announced the formation of a strategic partnership with the WBCSD to facilitate sustainable development of the cement and concrete sectors and their value chains. As part of a new agreement, the work carried out by the CSI and the GNR database was transferred from the WBCSD to the GCCA on January 1, 2019. In 2023, our CEO, Humberto Nadal was elected board member of the GCCA for the 2024-2026 period.

In 2019, we became members of Innovandi Global Cement and Concrete Research Network which is GCCA’s Innovation arm, which runs key programs to develop innovations to help the industry decarbonize and produce carbon neutral concrete by 2050.

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

In 2023, we were included for the fifth consecutive year in the annual DJS MILA Pacific Alliance Index and remain the only Peruvian cement company in this prestigious index. In addition, this year we inaugurated a new kiln at our Pacasmayo plant, which, in addition to adding 660,000 metric tons of clinker capacity per year, will help us on our path to carbon neutrality and allow us to achieve energy efficiency. Cementos Pacasmayo and Dino SRL have been recognized by the Ministry of the Environment with the “Carbon Footprint Peru’’ seal. This is an official tool of the Peruvian State that acknowledges public and private organizations that manage their Greenhouse Gas Emissions (GHG) for the benefit of the environment. We are also part of the S&P/BVL Peru General ESG index, which recognizes us as one of the most sustainable companies in the Peruvian stock market.

In February 2024, we were selected to be part of The Sustainability Yearbook for the fourth consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. 2021 was the first year that Peruvian companies were included as part of the Yearbook, and we are the only cement company that has been part of the Yearbook for four consecutive years. With around 9,400 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

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

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us and in 2022 benefited 186 stakeholders.

Universidad de Ingeniería y Tecnología. UTEC (University of Engineering and Technology) is an educational nonprofit proposal that since 2012 is aimed at the development of people in the engineering field, looking to satisfy the need for these types of professionals in the labor market by implementing a curriculum in line with the trends and demands that globalization poses to modern engineering, with an integrated approach to innovative teaching models. We support it by providing financial aid for its operations. To enhance students’ knowledge, UTEC also has various national and international alliances with top organizations.

Acuícola Los Paiches. Through our social venture, Acuícola Los Paiches S.A.C., we studied the reproductive forms of the “paiche” (arapaima giga), a native fish species that was on the edge of extinction. After years of studies and scientific testing, we have successfully bred this species in captivity, and we have obtained thousands of fingerlings.

Floor Improvement Project. To promote the urban development of our areas of influence, we set out to improve the infrastructure conditions of homes, through the substitution of dirt floors for concrete floors to contribute to the improvement of the quality of life and habitability conditions of the towns surrounding our operations. This is how 203 families joined this initiative and with our support they have managed to build concrete floors in their homes. Likewise, we have contributed 4,290 bags of cement to build a total of 7,052.14 square meters of concrete floors. This project has motivated the participants to invest financial resources and contribute labor to improve their homes.

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

Therefore, Pacasmayo has processes and systems that analyze and evaluate the management of its business units, encouraging continuous improvement. Our management control systems include:

●	Mapping of new emerging risks and definition of impact, probability and design of controls;

●	Periodic review of current risks and update of impact probability and controls information;

●	Quantification and effect of risk on EBITDA;

●	Evaluation of external factors; and

●	Periodic review of policies, procedures, regular internal audits and employee training.

Risk Management Process

The following are highlights of our risk management process.

●	The risks are mapped considering the impact on profit, revenues, resources, employees, communities where we operate and our suppliers.

●	An integrated risk management system and tools are used to collect information collaboratively with the functional areas and external sources of the company.

●	These processes include the evaluation of risks related to operations, human rights, sustainability, fraud and corruption, in different areas such as commercial, operations, environment, health and safety, among others.

●	The development of a risk management culture throughout the company in a decentralized manner, integrating the processes to the mapping of risks and the identification and mitigation of risks from the strategic level to the operational level.

●	The foregoing is reinforced with training for employees and suppliers and communication plans for the entire company.

Risk Management Organization

Managers responsible for risk metrics	Risk management team	Risks committee	Audit Committee
● Those responsible for the evaluation, management and prevention of the risk metrics of each area.	● Group responsible for the implementation of the corporate risk management strategy, which includes activities such as risk identification, evaluation, quantification, and promotion of a risk management culture, among others.	● Group created to establish and supervise the implementation of the risk management strategy at th™e corporate level.	● Made up by 3 independent board members, reports directly to the Board

● Risk management coordinates with them for the development and monitoring of these metrics.		● It is made up by the CEO, the VPs and the Risks Manager	● The participants are the external auditors, the internal auditor, the compliance officer, the CFO and the Risk Manager

		● the Risks Committee reports to the Audit Committee	● Evaluates improvement opportunities and plans for the risk metrics.

Climate Related Risks

ESG risk management includes risks related to climate change. Therefore, they are analyzed through the same risk management stages and are part of Pacasmayo’s 2030 Sustainability Plan. This risk assessment includes risks that could occur in the short, medium or long term, and of different types, such as physical risks and transition risks, among others.

We have clear objectives to manage climate risks and opportunities, aiming to reduce our emissions by 20% and achieve more than 20% co-processing by 2030. All of this goes hand in hand with the implementation of operational contingency plans and the conditioning of plant infrastructure to ensure continuity, as well as the testing of emergency and crisis response plans.

For this purpose, we are aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for risks related to climate change. For example, one risk would be that our employees’ health would be affected by heat waves or lack of water, as well as the paralysis of our operations due to water stress, landslides or forest fires. We are also exposed to the possibility of not marketing finished products, as well as supplying raw materials to production plants due to disabled access roads.

In 2023, we have also identified and evaluated the risks and opportunities related to climate change and analyzed the impacts of these risks on our strategy. These risks have been incorporated into the risk matrix and our business continuity plan with measures for action and mitigation of impacts in the event of any of these risks.

The preparation of our business continuity plan has involved the development of a business impact analysis, the identification of risk scenarios, emergency plans, crisis management and response committees for each of the scenarios proposed. The scenarios include business interruptions as a result of the effects of climate change such as heavy rains and floods.

Emerging Risks

Emerging risks are those that have an impact in the long-term. The risks considered here include all recently identified risks that could have a long-term impact on the company’s business or industry, although in some cases they may have already begun to impact the company’s business.

Risk Description	Potential Impact	Mitigation Actions	Evidence of Mitigation Actions

Economic Risk:

At the ministerial level of the Peruvian government, technical working groups are being developed to implement a possible change in the regulations relating to the weight of cement bags. The new national regulation would aim to improve the safety and health of construction workers, trying to prevent injuries caused by lifting heavy loads.

Medium to high:

Economic impact for Cementos Pacasmayo by changing the infrastructure of the dispatch process and adapting the capacity of each plant to comply with the standard. This new regulation would imply a total change in the process of bagging, handling, storage, distribution, and transportation of cement.

Cementos Pacasmayo has developed The Napoleon Project, which aims to evaluate all the variables that would be impacted by the change in national regulations.

  Impacts on the packaging management and commercialization process along the entire cement bag journey.

Expenditures, investments and returns on the different corporate fronts in the face of regulatory change.

Pilot industrial production of 85,000 bags of cement in compliance with the new regulations.

Social Risk:

The exacerbated social climate due to the political crisis in the country in 2023, led to several stoppages, uprisings and obstructions at the level of roads, and access to operations of various companies nationwide.

Medium to high:

The impact on Cementos Pacasmayo was translated into constant uncertainty due to the stoppage of some of operations, not only affecting the continuity of Cementos Pacasmayo’s operations as a whole, but also, and very importantly, the people who work directly or indirectly in the different locations of our company and therefore, their right to work.

Negotiation and signing of collective bargaining agreements with the different unions, regular meetings with union authorities, agreements and attention to their demands and claims. Work by the community relations group in neighboring communities.

Community projects defined in the strategic plan for social management.

Talks and trainings to the communities with the program “Conociendo Pacasmayo”.

Monitoring of the social climate and assessment with the Social Information System (SIGS).

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are a Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 65 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2023, our cement sales volume were approximately 3.0 million metric tons, representing an estimated 23.9% share of Peru’s total cement sales that year. That same year, we also sold approximately 46 thousand metric tons of quicklime.

We own three cement production facilities, our Pacasmayo and Piura facilities located in the northwest region of Peru, and our smaller Rioja facility located in the northeast. Our facilities have a total installed annual cement production capacity of approximately 4.9 million metric tons and 3.1 million metric tons of clinker capacity. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone/coquina and other raw materials located near our facilities.

In 2021, due to the exponential growth in cement sales, we decided to invest approximately US$83.5 million to optimize our current capacity at our Pacasmayo plant, in order to produce approximately 660,000 additional metric tons of clinker per year. This capacity came on line during the second half of 2023.

Factors Affecting our Results of Operations

Revenue Drivers

In 2023, approximately 88.5% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 11.5% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

We estimate that sales to the auto-construcción segment accounted for approximately 73.0% of our total cement sales in 2023, 73.6% in 2022 and 70.3% in 2021; private construction projects, both large and small, accounted for approximately 16.2% of our total cement sales in 2023, 12.7% in 2022, and 14.7% in 2021; and public construction projects accounted for the remaining 10.8% in of our total cement sales in 2023, 10.7% in 2022, and 15.0% in 2021. Since 2020, we have seen an increase in auto-construcción compared to other segments, mainly due to its resilience in times of crisis. As the Peruvian economy becomes less informal, and there is more stability and confidence from the private sector, private construction projects and infrastructure are expected to become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have increased by 0.8% in 2023, 1.7% in 2022, and 11.2% in 2021. Our cement volumes, which represented most of the cement sales in the northern region of Peru, contracted by 13.9% in 2023, contracted by 5.3% in 2022 and grew by 40.4% in 2021, in terms of metric tons.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. Since 2020, there has been a significant reduction in activity relating to these projects, due initially to the economic impact of the COVID-19 pandemic, as well as subsequent political uncertainty. Private investment contracted by 7.4% in 2023, and public investment increased 1.4% in 2023.

Cost Drivers

Coal is one of the main raw materials used in our production process, in particular in our kilns. We purchase anthracite coal from nearby coal mines and import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 23.1% of our costs of production in 2023, 16.8% in 2022 and 11.5% in 2021.The increase in the percentage of the total production cost that coal represents is related to an overall decrease in other costs, as we stopped using imported clinker and achieved overall savings in maintenance costs.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo and Piura facilities with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2026. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a medium-term supply agreement expiring in 2024. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 16.0% of our cost of production in 2023, 14.2% in 2022 and 13.5% in 2021. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties, excluding imported clinker, accounted for approximately 5.3% of our cost of production in 2023, 5.1% in 2022, and 4.2% in 2021.

Starting in 2021, due to a sharp increase in demand, we had to use imported clinker while our new capacity was being built. In 2023 our new kiln in Pacasmayo began operating, significantly reducing our need for imported clinker. The cost of imported clinker as a percentage of our cement production costs was approximately 4.0% in 2023, compared to 16.3% in 2022 and 21.3% in 2021.

Personnel expenses represented 18.7% of our total costs and expenses in 2023, 16.2% in 2022 and 15.0% in 2021.

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

Operating Segments

We have three operating segments: (i) cement, concrete, mortar and precast, (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 27 to our consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2023, see notes 2.3.16 and 4 to our consolidated financial statements included in this annual report.

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

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment, discounts and excluding taxes or duty.

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

Rendering of services

In the operating segments of cement, concrete, mortar, precast, quicklime and construction supplies, we provide transportation services. These services are sold together with the sale of the goods to the customer.

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

As of December 31, 2023, 2022 and 2021, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000. We have assessed the recoverable amount of our goodwill and have determined that there are no indicators of an impairment loss of this asset as of December 31, 2023 and 2022. Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss. As of December 31, 2023, management had not identified additional signs of impairment for long-lived assets.

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

Results of Operations

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

	Year ended December 31,
(amounts in millions of S/)	2023	2022	Variation %
Sales of goods	1,950.1	2,115.7	(7.8)%
Cost of sales	(1,260.6)	(1,463.7)	(13.9)%
Gross profit	689.5	652.0	5.7%
Operating income (expenses):
Administrative expenses	(234.7)	(227.6)	3.1%
Selling and distribution expenses	(66.8)	(65.2)	2.4%
Other operating (expense) income, net	(13.8)	(3.9)	N/A
Impairment of assets	(36.6)	-	N/A
Total operating expenses, net	(351.9)	(296.7)	18.6%
Operating profit	337.6	355.3	(5.0)%
Other income (expenses):
Finance income	7.2	3.3	N/A
Finance costs	(104.0)	(95.1)	9.4%
Net (loss) gain on derivative financial instruments at fair value through profit or loss	-	(0.1)	N/A
Loss from exchange difference, net	4.9	(1.0)	N/A
Total other expenses, net	(91.8)	(92.9)	(1.1%)
Profit before income tax	245.7	262.4	(6.4)%
Income tax expense	(76.8)	(85.6)	(10.3)%
Profit for the year	168.9	176.8	(4.5)%

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2023 and 2022:

	Year ended December 31,
	2023	%	2022	%
Cement, concrete, mortar and precast	1,850.2	94.9	1,963.8	92.8
Quicklime	25.7	1.3	37.9	1.8
Construction supplies	74.1	3.8	114.0	5.4
Other	0.1	0.0	-	-
Total sales of goods	1,950.1	100.0	2,115.7	100.0

Our total sales of goods decreased by 7.8%, or S/165.6 million, to S/1,950.1 million in 2023 from S/2,115.7 million in 2022. This decrease was primarily due to the following factors:

●	a 5.8%, or S/113.6 million, decrease in sales of cement, concrete, mortar and precast mainly due to decreased public and private investment;

●	a 32.2%, or S/12.2 million, decrease in quicklime sales, mainly due to decreased sales volume in 2023; and

●	a 35.0%, or S/39.9 million, decrease in the sale of construction supplies, mainly due to the contraction in demand from the construction segment.

The following table sets forth the composition of our sales of cement, concrete, mortar and precast for 2023 and 2022:

	Year ended December 31,
	2023	2022	Variation
	(in millions of S/)%
Cement	1,642.4	1,742.7	(5.8)
Concrete and mortar	161.2	189.9	(15.1)
Pavement	21.1	-	N/A
Precast	25.5	31.2	(18.3)
Total	1,850.2	1,963.8	(5.8)

Our total sales of cement, concrete, mortar and precast decreased by 5.8%, or S/113.6 million, to S/1,850.2 million in 2023 from S/1,963.8 million in 2022. This decrease was primarily due to the following factors:

●	cement sales revenue decreased 5.8%, or S/100.3 million, in 2023 due to lower sales volume ((14.5)%), partially offset by an increase in the average prices of cement due to both a price increase and a more favorable sales mix, as we started selling more of our higher-priced cements (8.7%);

●	concrete and mortar sales revenue decreased 15.1%, or S/28.7 million, mainly due to a decrease in sales volume of concrete and mortar ((15.8)%), as public and private investment slowed down as a result of macroeconomic uncertainty, a low confidence levels from the private sector, partially offset by an increase in the average prices of concrete (0.7%); and

●	pavement sales revenue are mainly due to the contract for the reconstruction of the two runways and the perimeter fence of the Piura Airport; and

●	precast revenue decreased by 18.3%, or S/5.7 million, mainly due to a decrease in sales volume ((15.3)%) for the public sector, as well as a decrease in the average price of precast products ((3.0)%), mainly due to sales mix as we sold higher margin products during 2022.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2023 and 2022:

	Year ended December 31,
	2023		2022
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar and precast	(1,162.5)	92.2	(1,316.5)	89.9
Quicklime	(24.2)	1.9	(35.9)	2.5
Construction supplies	(73.4)	5.8	(110.4)	7.5
Other	(0.5)	0.1	(0.9)	0.1
Total cost of sales	(1,260.6)	100.0	(1,463.7)	100.0

Our total cost of sales decreased by 13.9%, or S/203.1 million, to S/1,260.6 million in 2023, from S/1,463.7 million in 2022, primarily due to the following factors:

●	a 11.7%, or S/154.0 million, decrease in the cost of sales of cement, concrete, mortar and precast, mainly due to the lower production volumes, as well as the replacement of imported clinker with our own clinker, and to the decrease in the cost of coal;

●	a 32.6%, or S/11.7 million, decrease in the cost of sales of quicklime, mainly due to lower production volumes, as well as lower costs of raw materials, such as coal; and

●	a 33.5%, or S/37.0 million, decrease in the cost of sales of construction supplies, mainly due to sales lower volumes.

The following table sets forth the composition of our cost of sales of cement, concrete, mortar, pavement and precast for 2023 and 2022:

	Year ended December 31,
	2023	2022	Variation
	(in millions of S/)%
Cement	(966.1)	(1,111.5)	(13.1)
Concrete and mortar	(148.4)	(169.6)	(12.5)
Pavement	(21.8)	-	N/A
Precast	(26.2)	(35.4)	(26.1)
Total	(1,162.5)	(1,316.5)	(11.7)

Our cost of sales represented 64.6% of our sales revenue in 2023, compared to 69.2% in 2022. Our total cost of sales of cement, concrete, mortar and precast decreased by 11.7%, or S/154.0 million, in 2023, primarily due to the following factors:

●	cost of sales of cement decreased by 13.1%, or S/145.4 million, mainly due to a decrease in volume sold ((14.5)%), partially offset by a slight increase in production costs (1.4%) due to the increased freight costs to final consumers;

●	cost of sales of concrete, and mortar decreased 12.5%, or S/21.2 million mainly due to a decrease in volume sold ((15.8)%), partially offset by an increase in production costs (3.3%);

●	cost of sales of pavement is mainly due to the contract for the reconstruction of the two runways and the perimeter fence of the Piura Airport; and

●	a 26.1% decrease in the cost of sales of precast, mainly due to decreased sales volume ((15.3)%) and decrease in production cost ((10.8)%).

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin (gross profit as a percentage of net sales) by segment for 2023 and 2022:

	Year ended December 31,
	2023		2022
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar and precast	687.7	37.2	647.3	33.0
Quicklime	1.5	5.8	2.0	5.3
Construction supplies	0.7	0.9	3.6	3.2
Other	(0.4)	N/A	(0.9)	N/A
Total gross profit	689.5	35.4	652.0	30.8

Total gross profit increased by 5.8%, or S/37.5 million, to S/ 689.5 million in 2023, from S/ 652.0 million in 2022, mainly due to the reduction in the use of imported clinker, as we started operating our new, more efficient kiln in the second half of 2023, as well as more favorable costs of raw materials. Our gross profit margin for 2023 was 35.4% compared to 30.8% for 2022.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concreteand mortar, pavementmortar and precast segments for 2023 and 2022:

	Year ended December 31,
	2023		2022
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit margin variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	676.3	41.2	631.2	36.2	5.0
Concrete and mortar	12.8	6.6	20.3	10.7	(2.7)
Pavement	(0.7)	(3.3)	-	-	-
Precast	(0.7)	(2.7)	(4.2)	(13.5)	10.7
Total gross profit	687.7	37.2	647.3	33.0	4.2

Gross profit margin for cement, concrete, pavement, mortar, and precast segment increased by 4.2 percentage points in 2023 compared to 2022. This increase was due mainly to an increase in cement margin (5.0 percentage points) mainly due to cost savings because of lower use of imported clinker and lower costs of raw materials, as well as higher average prices.

Operating Income (Expenses)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2023, our operating expenses increased by S/55.2 million to S/351.9 million from S/296.7 million in 2022, mainly due to the impairment of our vertical kilns, a slight increase in administrative and selling expenses, and the expenses related to the reconstruction of La Niña road, explained below.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2023 and 2022:

	Year ended December 31,
(in millions of S/)	2023	2022
Personnel expenses	125.1	116.7
Third-part services	68.3	72.2
Board of directors compensation	6.8	6.1
Depreciation and amortization	18.0	16.7
Taxes	5.9	5.7
Other	10.6	10.2
Total	234.7	227.6

Our administrative expenses increased by 3.1%, or S/7.1 million, to S/234.7 million in 2023 from S/227.6 million in 2022. Personnel expenses increased by S/8.3 million in line with increased inflation.

Administrative expenses related to the cement, concrete, mortar and precast segment accounted for approximately 98.1% of total administrative expenses for 2023 remaining in line with 2022. Administrative expenses related to the construction supplies and other segments accounted for approximately 1.1% and 0.8%, respectively, of total administrative expenses for 2023 compared to approximately 1.2%, and 0.7%, respectively, for 2022.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2023 and 2022:

	Year ended December 31,
(in millions of S/)	2023	2022
Personnel expenses	41.6	42.3
Advertising and promotion expenses	7.5	6.4
Other	17.7	16.5
Total	66.8	65.2

Our total selling and distribution expenses increased by 2.5%, or S/1.6 million, to S/ 66.8 million in 2023 from S/65.2 million in 2022, primarily due to increased advertising expenses, as well as expenses related to the advancement of our digital strategy.

Selling and distribution expenses related to the cement, concrete, mortar and precast segment represented approximately 98.1% of total selling and distribution expenses for 2023 remaining in line with 2022. Selling and distribution expenses related to construction supplies and other segments represented approximately 1.1% and 0.8% respectively, of total selling and distribution expenses for 2023, compared to 1.2% and 0.7%, respectively, for 2022.

Other Operating (Expense) Income, Net

Our other operating income, net decreased S/9.9 million, to a net expense of S/13.8 million in 2023 from a net expense of S/3.9 million in 2022, mainly due to the expenses related to the reconstruction of La Niña road, which connects our main quarry and the Piura plant. During the first quarter of 2023, rains interrupted our ability to use this road normally and we therefore invested in its reconstruction in order to normalize transit between the quarry and our plant.

Impairment of Our Vertical Kilns

At the end of 2023, the board of directors, advised by management, recognized a specific impairment for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of a new kiln in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Total Other Expenses, Net

Our total other expenses, net decreased by S/1.1 million, to S/91.8 million in 2023 from S/92.9 million in 2022.

Income Tax Expense

Our income tax expense decreased by 10.3%, or S/8.8 million, to S/76.8 million for 2023 from S/85.6 million for 2022, mainly due to a decrease in profit before income tax. Our effective tax rate for 2023 was 31.0% and 33.0% in 2022.

Profit for the Year

As a result of the foregoing, our profit for 2023 decreased by 4.5%, or S/7.9 million, from S/176.8 million for 2022 to S/168.9 million for 2023, mainly due to the S/.36.6 million impairment of our vertical kilns.

For a comparison of our results of operations for the year ended December 31, 2022, to the year ended December 31, 2021, please see our annual report on Form 20-F, filed on April 29, 2023.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
(in millions of S/)	2023	2022	2021
Net cash flows from operating activities	412.3	111.8	170.6
Net cash flows used in investing activities	(289.4)	(176.2)	(91.8)
Net cash flows used in financing activities	(115.4)	(121.5)	(130.1)
Increase (decrease) in cash	7.4	(185.8)	(51.4)

Cash Flows from Operating Activities

Net cash flows from operating activities increased by 268.8% or S/300.5 million, to S/412.3 million in 2023 from S/111.8 million in 2022, mainly due to a decrease in inventory purchases, accounts payable and prepaid expenses.

Net cash flows from operating activities decreased by 34.5%, or S/58.8 million, to S/111.8 million in 2022 from S/170.6 million in 2021, mainly due to high inventory purchases and higher interest and tax payments as our results of operations and profits increased.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/289.4 million for 2023, as compared to S/176.2 million for 2022, and were primarily related to the construction of the new kiln in our Pacasmayo plant.

Net cash flows used in investing activities were S/176.2 million for 2022, as compared to S/91.8 million for 2021, and were primarily related to purchases of property, plant and equipment for our cement plants.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/115.4 million for 2023, as compared to S/121.5 million for 2022 and were primarily due to dividends paid to our shareholders.

Net cash flows used in financing activities were S/121.5 million for 2022, as compared to S/130.1 million for 2021 and were primarily due to dividends paid to our shareholders and a higher payment of bank loans offset by a higher income from banks loans received in 2022.

Indebtedness

On February 8, 2023, we repaid in full at scheduled maturity the outstanding US$131,612,000 aggregate principal amount of our 4.50% Senior Notes due 2023 using proceeds from our “club deal” credit line described below, and we also settled the US$132,000,000 in related derivative financial instruments.

As of December 31, 2023, the Company’s total outstanding debt reached S/1,573.0 million (equivalent to US$424.1 million).

As of December 31, 2023	Amount (in millions of S/)	Interest Rate	Maturity Date
Mid-term promissory notes:
Banco de Crédito del Perú	38.0	9.44%	January 22, 2024
BBVA Perú	38.0	9.78%	January 19, 2024
BBVA Perú	19.0	8.83%	March 15, 2024
BBVA Perú	19.0	8.83%	March 15, 2024
BBVA Perú	25.3	6.98%	December 12, 2024
BBVA Perú	25.3	6.98%	December 12, 2024
BBVA Perú	25.4	6.98%	December 12, 2024
BBVA Perú	19.0	7.32%	November 22, 2024
BBVA Perú	19.0	7.32%	November 22, 2024
Club deal:
Banco de Crédito del Perú	387.9	5.82%	December 1, 2028
Scotiabank	387.9	5.82%	December 1, 2028
Senior Notes due:
2029	259.7	6.69%	February 1, 2029
2034	309.5	6.84%	February 1, 2034

International Bonds. In February 2013, we issued US$300,000,000 aggregate principal amount of our 4.50% Senior Notes due 2023 in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used in capital expenditures incurred in connection with the construction and operation of the new Piura plant and our cement business. The Senior Notes were issued pursuant to Rule 144A under the Securities Act and in compliance with Regulation S under the Securities Act and listed on the Irish Stock Exchange.

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

In December 2018, we purchased US$168,388,000, or approximately 56.13%, of the total outstanding Senior Notes by means of a partial cash tender offer using proceeds from the issuance of debt securities in the local market.

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

Medium-term “Club Deal” Corporate Loan. On August 6, 2021, we entered into a medium-term corporate loan in a “Club Deal” format with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintains with a maturity until February 2023. The loan includes a grace / availability period of 18 months from August 6, 2021 and a payment term of seven years from the last disbursement in February 2023. The loan will be paid in 22 equal quarterly installments and amounts due under it accrue interest an annual rate of 5.82 percent.

Under this loan, the Company must comply with the following financial covenants:

a.	maintain a debt ratio (Financial Debt / EBITDA) of no more than 3.50 to 1;

b.	maintain a debt service coverage ratio (FCSD / SD) of at least 1.15 to 1; and

c.	maintain a debt service coverage ratio (EBITDA / SD) of at least 1.50 to 1.

In addition, the Company is required to comply with certain customary restrictive and affirmative covenants. As of December 31, 2023 and 2022, the Company was in compliance with the ratios and other obligations contained in the Club Deal.

Derivative Financial Instruments. In February 2023, we canceled the cross currency swaps when we paid all of the outstanding international bond in US dollars.

Short-term loans. As of December 31, 2023, we had obtained nine loans, each in the amount of S/228,000,000, one with Banco de Crédito del Perú S.A. and eight with BBVA Perú, for working capital. Each of these loans has a medium-term maturity and accrues interest at an effective annual rate of between 6.98 and 9.78 percent.

During 2023, the net gain generated by the exchange difference was approximately S/4,933,000 and, during 2022, the net loss from exchange difference amounted to S/1,040,000 All these results are presented in the caption “Loss from exchange difference, net” of the consolidated statement of profit and loss.

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

C. Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2023.

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	% share	2023	2022	2021	2020	2019
Pacasmayo Group	23.9	2,951	3,437	3,614	2,576	2,615
Imports	-	-	2	40	38	13
Total	23.9	2,951	3,439	3,654	2,614	2,628

Central Region (thousands of metric tons)

Plant	% share	2023	2022	2021	2020	2019
UNACEM	45.4	5,617	6,297	5,838	4,172	5,316
Caliza Inca	4.7	585	515	492	382	513
Imports	1.2	145	202	691	493	663
Total	51.3	6,347	7,014	7,021	5,047	6,492

Southern Region (thousands of metric tons)

Plant	% share	2023	2022	2021	2020	2019
Grupo Yura	20.9	2,581	3,047	2,904	2,019	2,584
Imports	0.5	65	67	150	189	98
Total	21.4	2,646	3,114	3,054	2,208	2,682

Others	3.4	423	427	877	732	769
Total Regions	100.00	12,367	13,994	14,606	10,601	12,571

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and 2 other plants:

●	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region;

●	UNACEM, which principally serves the central region;

●	Cementos Yura, which primarily serve the southern region;

●	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the central region as well as other regions throughout the country; and

●	Mixercon, located in the city of Lima, mainly serves this city, and to a lesser extent some provinces of the country.

Additionally, there are cement importers, according to the ADUANET, that mainly supply the cities of Lima and, to a lesser extent, other provinces of the country.

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

Neither our by-laws nor Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and their respective positions as of December 31, 2023.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Ana María Botella Serrano	Independent Director	1953
Esteban Chong León	Independent Director	1958
Ana Sofía Hochschild	Director	1998
Venkat Krishnamurthy	Independent Director	1971
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 10.42 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has been a Director since April 1991 and is currently Chairman of the Board of Directors. He is a Mechanical Engineer from Tufts University, Boston, United States. Mr. Hochschild is also Chairman of Hochschild Mining plc, Aclara Resources Inc., ASPI. and the Board of Directors of UTEC and TECSUP and is an expert advisor to the Economic Council of the Episcopal Conference.

José Raimundo Morales Dasso. Mr. Morales has been a Director since March 2008. He holds a degree in Economics and Administration from the Universidad del Pacífico, and a Master’s degree in Business Administration from the Wharton Graduate School of Finance from the University of Pennsylvania, United States. Between 1970 and 1989 he held various positions at Bank of America and Wells Fargo Bank. He joined Banco de Credito del Peru in 1980 and held senior management positions. He was CEO of BCP from October 1990 to April 2008. He is currently Vice Chairman of the Board of Directors of Credicorp LTD., Banco de Crédito del Perú S.A. and Pacífico Cía. Seguros y Reaseguros. He is also a member of the Board of Directors of Grupo Crédito, Atlantic Security Holding Corporation, and Fosfatos del Pacífico S.A.

Ana María Botella Serrano. Mrs. Botella has been a Director since July 9, 2020. Previously, she was Alternate Director from September 1, 2019 to July 9, 2020. She holds a degree in Law from the Complutense University of Madrid and belongs by competitive examination to the Senior Corps of Civil Administrators of the Spanish State. As a civil servant she has worked in the Ministry of the Interior, the Civil Government of La Rioja, the Ministry of Public Works, the Treasury Delegation of Valladolid and the Ministry of Finance. In 2003 she was elected Councilor of the City Council of Madrid, has been Second Deputy Mayor and has held the Government Delegations of Employment and Social Services and Environment and Mobility. In December 2011 she was sworn in as Mayor of Madrid City Council, a position she held until June 2015. She is currently Executive President of the Integra Foundation and Program Director of the Atlantic Institute of Government.

Esteban Chong Leon. Mr. Chong has been a Director since March 24, 2023. Mr. Chong holds a Bachelor’s degree in Accounting from Universidad del Pacífico and a Master’s in Business Administration from the University of Pittsburgh (United States). He holds a diploma in International Financial Reporting Standards from The Association of Chartered Certified Accountants (United Kingdom) and in Corporate Governance of Board of Directors from Northwestern University – Kellogg School of Management (United States). He is the Head Professor, Head of the Accounting Department, and President of the Admission Council at the Universidad del Pacífico. He is a retired partner at PricewaterhouseCoopers Peru with more than 36 years of professional experience, 20 of them as a partner. He held various positions at PricewaterhouseCoopers including Territory Senior Partner for Peru and Bolivia, Head of Assurance for Peru, partner in charge of Risk Management, Member of the Regional Executive Committee and Representative to the Regional Board (Theater Oversight Board), where he was Chairman of the Admissions Committee. He is currently a Director of Inmobiliaria Los Alerces, KR Comercial and KR Proyectos and is a member of the Audit, Risk and Finance Committee of CGIAR (formerly Consultative Group on International Agricultural Research).

Ana Sofia Hochschild Correa. Ms. Hochschild has been a Director since March 24, 2023. She holds a bachelor’s degree in Psychology from IE University in Madrid, with a special focus on organizational psychology and knowledge in digital transformation. She has worked at Sony, Ernst & Young, Voxel School and XR Ventures. She is director of Voxel School. L.S. and participates in other initiatives linked to education. She is currently pursuing a Master’s Degree at Harvard University, participating in the Education Leadership, Organizations, and Entrepreneurship program.

Venkat Krishnamurthy. Mr. Krishnamurthy has been a Director since July 9, 2020. He holds a Bachelor of Science from the Indian Institute of Technology in Kanpur, where he received the Presidential Gold Medal and a PhD in Computer Science from Stanford University. Mr. Krishnamurthy is a serial entrepreneur, who has created disruptive business and technology breakthroughs in Computer Graphics, Enterprise Software, Social Networks, Internet Marketing, IOT, CAD, Laser Scanning, Manufacturing, Metrology, Orthodontics, EAS/Security and Supply Chain. He is currently co-founder at Alignable, North America’s largest network for small and medium businesses and Gita Krishnamurthy Vidyalaya, a free school for under-privileged children in South India, as well as board member at privately held internet travel business Grand Circle Corporation. He is an Academy Award winner for Technical Achievement (2001) for pioneering inventions in the area of animation-ready higher order (polynomial) surface reconstruction from 3-D scanners. Previously, he co-founded Invisalign, Paraform/Metris, now Nikon Metrology, CTO at OATSystems, now Checkpoint’s RFID/IOT division and Instructor at MIT Professional Education on Radical Innovation.

Humberto Nadal Del Carpio. Mr. Nadal joined the Company as Corporate Development Manager in June 2007, has been a Director since March 2008 and CEO since April 2011. He is an economist graduated from Universidad del Pacífico and has an MBA from Georgetown University. He is also CEO of ASPI, Fosfatos del Pacífico and FOSSAL. He is currently Vice Chairman of Ferreycorp S.A.A. and Ferreyros S.A. since August 2020, and independent member of the Board of Directors of Ferreycorp S.A.A. and Ferreyros S.A. since March 2017.  Director of the Asociación de Productores de Cemento (Asocem); and former president and current member of the Board of Trustees of Universidad del Pacífico. He is a director of the GCCA, a global association that brings together most of the world’s cement producing companies. He is director of FICEM, an association of cement producers in Latin America that comprises 80% of the companies in the region. He is a member of the Advisory Board of the Faculty of Humanities, Arts and Social Sciences of the Universidad de Ingeniería y Tecnología (UTEC). Previously, he was Chairman of the Board of Directors of Fondo Mi Vivienda. Member of the G-50 group.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Nadal Del Carpio	Chief Executive Officer	1964	2008
Manuel Bartolomé Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	Legal Vice – President/General Counsel	1966	2008
Carlos Julio Pomarino Pezzia (1)	Vice – President of the Cement Business	1962	2009
Diego Arispe Silva	Corporate Social Responsibility Managing Director	1981	2021
Aldo Bertoli Estrella	Commercial Managing Director	1969	2016
Ibrahim Chahuan Riveros	Buildings Solutions Managing Director	1988	2021
Ely Hayashi Hirahoka	Finance Managing Director, Management Control and Asset Management Director	1982	2021
Tito Alberto Inope Mantero	Corporate Excellence Managing Director	1972	2015
Diego Reyes Pazos	Supply Chain, Administration and Risks Managing Director.	1977	2013
Hugo Villanueva Castillo (2)	Operations Managing Director	1962	2012
Inés Roggero	Innovation and Digital Transformation and Data and Analytics Managing Director	1981	2022
Julio Oropeza Reyes (2)	Operations Managing Director	1978	2022

(1)	Mr. Pomarino retired on December 31, 2023.
(2)	During 2023, Mr. Villanueva and Mr. Oropeza shared the role of Operations Managing Director, withMr. Oropeza fully replacing him during the month of December 2023

The following sets forth selected biographical information for each of our executive officers:

See the information set forth under “Board of Directors” for biographical information for Mr. Nadal.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros has been Chief Financial Officer since January 2008. He was Alternate Director from March 2008 until July 9, 2020. He is a member of the Board of Directors of Fosfatos del Pacífico S.A. and FOSSAL S.A.A. Mr. Ferreyros has a bachelor’s degree in business administration from the Universidad de Lima, a multinational MBA from the Adolfo Ibáñez School of Management, Miami and an MBA from the College of Insurance in New York. Mr. Ferreyros has participated in the Senior Management Program of the Central American Institute of Business Administration (INCAE) and in the CEO’s Management Program at the Kellogg School of Management, among others. Before joining the Company, Mr. Ferreyros was CEO at La Positiva Seguros y Reaseguros. Distinguished among the three best CFOs in the construction industry in Latin America by Institutional Investor magazine between 2014 and 2023.

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been the General Counsel and Legal Vice President of the Company since 2008. Previously, he was Legal Vice President of Hochschild Mining plc. He is a lawyer graduated from the Universidad de Lima and a Master of Business Administration from the Universidad del Pacífico. Among other studies, he participated in the Management Program for Lawyers and in the Corporate Governance and Performance Program of the Yale School of Management (United States), in the Strategic Negotiations Program of Harvard Business School (United States) and in the Prince of Wales Business & Sustainability Program of the University of Cambridge Institute for Sustainability Leadership (United Kingdom). Currently, Mr. Durand is a member of the Board of Directors of ASPI, UTEC and TECSUP. He is also a member of the Board of Directors of Fosfatos del Pacífico S.A. since March 30, 2021 and of FOSSAL since March 24, 2023.

Carlos Julio Pomarino Pezzia. Mr. Pomarino was Vice - President of the Cement Business from July 2017 until December 2023. He has a Bachelor’s degree in Economic Engineering from the Universidad Nacional De Ingenieria and an MBA from the Adolfo Ibáñez Business School and ESAN. In addition, he has participated in the Senior Management Program (PAD) of the Universidad de Piura and completed the Certification of independent Board members at Centrum Católica. He was Vice President of the Cement Business from 2012 to 2017, Deputy General Manager from 2009 to 2012, Commercial Manager of the Company from 2002 to 2009 and General Manager of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Before joining the Company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Head of Finance at the Fabrica de Tejidos San Jacinto S.A.

Diego Arispe Silva. Mr. Arispe has been the Corporate Social Responsibility Managing Director since June 2019 and of Corporate Social Responsibility since January 2022. He holds a law degree from the Pontificia Universidad Católica del Perú (PUCP) and a MBA from Columbia Business School (United States). He has worked at the company for more than 15 years, having held various positions in the areas of Human Management, Social Responsibility, and Legal, and was part of the team in charge of the implementation of our cement plant in Piura, as Project Controller.

Aldo Bertoli Estrella. Mr. Bertoli has been the Commercial Managing Director since May 2016. He holds a degree in Business Administration from the Universidad del Pacífico and a master’s degree in Business Administration from the Universidad de Piura. Before joining our company, Mr. Bertoli worked for five years as Peru-Ecuador-Bolivia Sales Manager at Pepsico Inc. Previously, he spent 12 years at Procter & Gamble in various commercial positions, including four years in Bolivia as Country Manager.

Ibrahim Chahuan Riveros. Mr. Chahuan has been Buildings Solutions Managing Director since January 2022. He holds a bachelor’s degree in Business Administration from Universidad del Pacífico and an Executive MBA from Northwestern University - Kellogg School of Management. Mr. Chahuan has 11 years of experience with Cementos Pacasmayo, having held various positions mainly in the marketing, finance and operations. He participated in key corporate finance projects for the development of the company, such as the issuance of bonds in the international capital markets and for nearly seven years he has been in charge of promoting and developing building solutions.

Ely Hayashi Hirahoka. Ms. Hayashi has been the Finance Managing Director, Management Control and Asset Management Director since January 2022. She holds a Bachelor’s degree in Business Administration from Universidad del Pacífico and a Master’s degree in Business Administration (MBA) from IE Business School in Madrid, Spain. Ms. Hayashi joined Cementos Pacasmayo in 2006 and has held various positions in operational and financial areas throughout her more than 15 years with the company.

Tito Alberto Inope Mantero. Mr. Inope has been Corporate Excellence Managing Director since January 2022. Previously, he held the position of Construction Solutions Managing Director. He holds a degree in economics from the Universidad de Lima and holds a Master’s degree in Business Administration (MBA) from the Universidad de Ciencias Aplicadas (UPC), as well as the Programa de Alta Dirección (PAD). Mr. Inope joined Cementos Pacasmayo in 1996 and has held various management positions in Operations, Projects and Planning during his 27 years with the company.

Diego Reyes Pazos. Mr. Reyes has served as Supply Chain Manager since 2013 and subsequently assumed also the management of Administration and Risks. He has solid experience in supply chain, project development, system/process design and implementation, and financial analysis. He holds a bachelor’s degree in Business Administration from the Universidad de Lima and a master’s degree in Business Administration from the Universidad de Piura. Before joining the company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as senior business process expert for Latin America at SAB Miller, Project Manager in the Supply Chain Vice-Presidency at UCP Backus & Johnston, among others.

Hugo Pedro Villanueva Castillo. Mr. Villanueva was the Operations Managing Director from January 2012 until December 2023. Previously, he served as the Operations Manager at Cementos Selva for more than nine years. He worked at the company for more than 22 years and held various positions in the areas of quality, production and operations. He has a bachelor’s degree in chemical engineering from the Universidad Mayor de San Marcos. He holds an MBA from Tecnológico de Monterrey, Mexico, has participated in the General Management Program of the PAD of Universidad de Piura and in the Senior Management Program of INCAE in Costa Rica. Additionally, he has completed various industry specialization programs.

Inés Roggero Cilloniz. Ms. Roggero has been the Innovation and Digital Transformation Managing Director since June 2022. In January 2023 she was assigned the leadership of the Data and Analytics tribe. Before joining the company, she was the Corporate Innovation Manager at Alicorp, where she was in charge of identifying process improvement initiatives, new analog and digital products. In addition, Ms. Roggero has more than 17 years of experience in mass marketing in companies such as Johnson & Johnson and Coca-Cola company. During this time, she has won more than 10 marketing awards and has successfully launched more than 10 new products on the market. She holds a Master’s degree in Design Management from IED Barcelona.

Julio Oropeza Reyes.  Mr. Oropeza has been the Operations Managing Director since November 2022. He is also in charge of the company’s Climate Change and R&D Committees. He has 24 years of experience in the cement industry, holding different positions and functions in Venezuela, Ecuador, Chile, Argentina and Peru. His areas of expertise include: production, process optimization, quality control, KPI and cost optimization, high performance team building, environmental management, safety, innovation, project development and plant management. He holds a degree in Chemical Engineering from Universidad Nacional Experimental Francisco de Miranda (Venezuela, 2002), certified as Process Engineer (Holcim, 2012) and an MBA in Integrated Management System: Quality, Environment and Safety from Universidad de Viña del Mar (Chile, 2015).

B. Compensation

As of December 31, 2023, the total short-term compensation paid to our executive officers amounted to S/28,922,000 (2022: S/26,066,000 and 2021: S/22,678,000) and the total long-term compensation paid to our executive officers amounted to S/7,632,000 (2022: S/8,272,000 and 2021: S/9,763,000). There were no post-employment or contract termination benefits or share-payments.

Since 2011, and still current, we have paid each of our directors a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Our 2023 director compensation was approved at our annual shareholders’ meeting.

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

Our compensation plan has been designed to compensate our executives through a combination of base salary, a cash bonus incentive and other benefits that we believe are fair and equitable to us and our shareholders and competitive in the market. We believe that the combination of salary, cash bonus incentive and other benefits help distinguish us from other companies in the cement industry in Peru and serve as an important retention tool as we compete for executive talent. We also believe that it will provide an appropriate compensation structure to retain our executives, reward them for individual performance, and induce them to contribute to the creation of long-term value. For more information about our Compensation Plan please see note 19 to our consolidated financial statements included in this annual report.

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

Board Committees

We have four board committees composed by members of our board of directors, which are described below. The members of these committees were elected at the Board meeting held on April 17, 2023, for a three-year period.

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

Sustainability and Good Corporate Governance Committee

Our sustainability and good corporate governance committee is composed of three directors. The current members are Mr. Eduardo Hochschild Beeck (chairman), Mr. Raimundo Morales Dasso and Mr. Humberto Nadal del Carpio. The Sustainability and Good Corporate Governance Committee is responsible for assisting the Board in its role of proposing and overseeing Sustainability measures, as well as overseeing Director nomination and Committee assignments, and Board and CEO successions. Similarly, it is responsible for assisting in the implementation of committee and Board self-assessment surveys and the review of governance principles.

D. Employees

As of December 31, 2023, we had a total of 1,772 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2023	2022	2021
Senior Management	50	46	39
Administrative personnel	988	993	944
Plant workers (cement)	331	324	319
Plant workers (concrete)	403	350	390
Total(1)	1,772	1,713	1,692

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2023, approximately 22.2% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L, Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. In May 2022, three-year Union Agreements were signed with our largest union.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2023, approximately 9.7% of our employees were enrolled with the national public pension fund and 89.5% with a private social pension plan.

We seek to build a company with a high level of engagement with collaborators, with the aim of achieving a sense of belonging for our people and, therefore, their happiness in the organization. Our engagement strategy seeks to measure the following components:

●	Engagement - It measures the employee’s strong connection with their work (a psychological state of energy, dedication and total involvement in their work).

●	Leadership - It measures the leadership style adapted to the individual needs of its employees and that focuses on helping them grow and succeed.

This involvement and identification will allow us to consolidate ourselves as a committed team, that shares the same objectives and values, that co-creates the success of the company and at the same time focuses on growing and improving their personal well-being. The resources we use for our engagement strategy consist of two large measurements that are carried out in July and November, which are complemented with periodic measurements (pulses) to know the feeling and think about a specific dimension and/or situation. Our goal for 2023 was to have an Engagement Index of 85.70%, and thanks to the joint work of leaders, promoters and teams in general, we achieved an index of 86.40%.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E. Share Ownership

As of March 31, 2024, persons who are currently members of our board of directors and our executive officers held as a group 1,426,553 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2024. Mr. Eduardo Hochschild through ASPI indirectly controlled 211,985,547 common shares, representing 50.01% of common shares.

Mr. Manuel Ferreyros, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 31, 2024, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2024, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2024.

	As of March 31, 2024
	Common shares		Investment shares		Total
Shareholder	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage
ASPI (1)	211,985.5	50.0%	—	—	211,985.5	45.7%
Cementos Pacasmayo (treasury shares)	—	—	36,040.5	89.5%	36,040.5	7.8%
AFP Prima	39,972.6	9.4%	—	—	39,972.6	8.6%
AFP Integra	34,717.5	8.2%	—	—	34,717.5	7.5%
PROFUTURO AFP	24,675.1	5.8%	—	—	24,675.1	5.3%
AFP HABITAT	15,484.7	3.7%	—	—	15,484.7	3.3%
Directors and officers (2)	1,585.9	0.4%	—	—	1,585.9	0.3%
American Depositary Share Program	34,951.8	8.2%	—	—	34,951.8	7.5%
Other shareholders	60,495.3	14.3%	4,238.4	10.5%	64,733.7	13.9%
Total	423,868.5	100.0%	40,278.9	100.0%	464,147.3	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.

(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2019 to December 31, 2023, including common share and investment (non-voting) shares.

	As of December 31,
Shareholder	2023	2022	2021	2020	2019
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
Cementos Pacasmayo (treasury shares)	7.8%	7.8%	7.8%	7.8%	7.8%
IN—Fondo 2 (AFP Integra)	3.0%	-	-	-	-
RI—Fondo 2 (AFP Prima)	4.8%	5.0%	5.2%	4.6%	3.9%
RI—Fondo 3 (AFP Prima)	3.8%	4.0%	4.0%	-	4.1%
American Depositary Receipt Program	7.7%	7.3%	7.4%	6.8%	6.7%
IN—Fondo 3 (AFP Integra)	3.4%	4.3%	5.0%	4.1%	5.1%
PR—Fondo 3 (AFP Profuturo)	3.6%	4.2%	4.4%	3.7%	4.0%
Other shareholders	20.2%	18.4%	16.1%	22.7%	18.5%
Total	100%	100%	100.0%	100.0%	100.0%

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. The ADSs are listed on the New York Stock Exchange. As of March 31, 2024, we estimate that there were 6,966,356 ADSs outstanding, which represented 8.2% of our common shares outstanding as of such date.

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

As of December 31, 2023, we had no accounts payable balance with ASPI, our controlling shareholder.

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/1,230,000 in 2021, S/1,200,000 in 2022 and S/1,150,000 in 2023.

●	We provide back office management and administrative services to ASPI, Fossal and Fosfatos del Pacifico, for which we received S/305,000 in 2021, S/198,000 in 2022 and S/305,000 in 2023.

●	We receive a reimbursement of security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/2,836,000 in 2021, S/2,110,000 in 2022 and S/1,940,000 in 2023 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 22 to our consolidated financial statements included in this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 19.—Exhibits.”

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

Year ended December 31,	Dividends paid (in S/)	Per share (in S/)
2023	190,300,411	0.41000
2022	194,941,884	0.42000
2021	366,676,401	0.79000
2020	106,753,888	0.23000
2019	154,118,465	0.36000
2018	161,396,280	0.37700
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000

At the annual shareholders’ meeting held on March 21, 2024, the shareholders of the Company approved the financial statements for fiscal year 2023 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2023 operating results.

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

The ADSs are listed on the New York Stock Exchange under the symbol “CPAC.”

B. Plan of Distribution

Not applicable.

C. Markets

Trading in the Peruvian Securities Market

The Lima Stock Exchange

As of December 31, 2023, there were 339 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2023, The Lima Stock Exchange had a share capital of S/13,010,000 divided into 13,010,000 shares with a par value S/1.00 each, fully subscribed and paid. As of December 31, 2023, the Lima Stock Exchange had 249 shareholders.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2024, 423,868,449 of our common shares were outstanding. As of March 31, 2024, there were 34,952 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2024, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2024, there were 421 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which was set to expire in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility (later expanded to include our Piura facility) at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. We entered into an addendum to this agreement, effective February 1, 2016, which extended the term of the agreement until December 31, 2025, reduced the prices for the 2016-2020 period and established new prices for the 2020-2026 period. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.” We subsequently entered into another addendum to extend this agreement until May 31, 2026.

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

On August 6, 2021, we established the conditions of a medium-term corporate loan in the form of a “Club Deal” with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounted to S / 860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them.

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

The Peruvian income tax rate is 29.5%.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences as of the date hereof to a United States Holder (as defined below) of the ownership and disposition of ADSs and our common shares. This summary deals only with ADSs and common shares held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of ADSs or common shares that is for United States federal income tax purposes:

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding ADSs or our common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to ADSs or our common shares as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds ADSs or our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding ADSs or our common shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the acquisition of ADSs or our common shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-United States corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs, which are listed on the New York Stock Exchange, but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will be eligible for the reduced tax rates. There can be no assurance, however, that the ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your own tax advisors regarding the application of these rules given your circumstances.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The United States Treasury Department and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Peruvian withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of a foreign tax credit or a deduction under your particular circumstances.

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

If Peruvian income tax is withheld on the sale, exchange or other taxable disposition of ADSs or our common shares, your amount realized will include the gross amount of the proceeds of that disposition before deduction of the Peruvian income tax. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from a foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Peruvian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is from foreign sources). In such case, the non-creditable Peruvian income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or common shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a Peruvian income tax is imposed on the sale, exchange or other taxable disposition of the ADSs or common shares and you apply such temporary relief, such Peruvian income tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the availability of a foreign tax credit or a deduction under your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of ADSs or our common shares and the proceeds from the sale, exchange or other taxable disposition of ADSs or our common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of ADSs or our common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than United States federal income tax laws, of an investment in ADSs or our common shares.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2023. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2023, has been audited by Tanaka, Valdivia & Asociados SCRL, member firm of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures —C. Attestation Report of Independent Registered Public Accounting Firm.”

C. Attestation Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting.

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

April 29, 2024

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

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2023, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Tanaka, Valdivia y asociados, SCRL, member firm of Ernst & Young Global Limited, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31,
(in thousands of S/)	2023	2022	2021
Audit fees	1,190	1,244	1,208
All other fees	117	45	-
Tax fees	206	497	256
Total fees	1,513	1,786	1,464

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our quarterly financial information.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees in the above table are fees billed relating to advisory services.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which our audit committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of its independent registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the audit committee, they comply with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Cementos Pacasmayo considers risk management to be a fundamental pillar of its strategy. The Company therefore evaluates threats and vulnerabilities, identifies its critical assets and quantifies the associated risk at least twice a year or sooner if warranted. Identified risks are confirmed at the senior management to determine whether, due to their importance, they should be considered strategic risks, and different remediation or mitigation mechanisms relating to such risks are evaluated. For example, cybersecurity risks have been evaluated and determined to be strategic risks for the following reasons:

●	economic impact due to loss of information and interruption of our operations due to attacks on our information systems and failures of our systems that support business processes and guarantee continuity; and

●	economic and reputational impact due to cyberattacks (phishing, malware, etc.) due to lack of patches or inadequate patch management, lack of secure identification and authentication mechanisms (AD authentication, complex passwords, tokens, captcha, etc.), poor password management and lack of protection against new generation threats.

Cementos Pacasmayo’s cybersecurity strategy is based on the NIST 1.1 framework. Specifically, when referring to the identification and management of cybersecurity risks and threats that could compromise the Company, Cementos Pacasmayo has developed a methodology for risk management of information security based on ISO/IEC 27005. This systematic method allows the Company’s management to make appropriate decisions. Besides that, during 2023, we underwent an assessment by KPMG, the purpose of which was to evaluate our information security management system maturity level, since we are opting for the ISO 270001 certification in 2024. Our overall risk management system maturity index is also evaluated by insurance companies such as MARSH PERU S.AC. CORREDORES DE SEGUROS and RIMAC SEGUROS Y REASEGUROS.

The Company identifies and oversees risks internally. The audit committee of the Company has defined what a material cybersecurity risk is, so that the occurrence of a cybersecurity incident can be reported to the SEC. During 2023, Cementos Pacasmayo did not identify any threats that materially affected, or were reasonably likely to materially affect, its business strategy, results of operations or financial condition. As part of our information security policies, we have established the standards for access to and use of our information systems by employees or by third parties. In addition, we have established a new policy specifically relating to the access to and use of our information systems by third parties, which sets forth the conditions any third party must comply with in order to have any access to our information systems. We are in the process of establishing these policies as obligations in all of the Company’s contracts during 2024.

Finally, twice a year we run ethical hacking and pen-testing to evaluate our risks and vulnerabilities, and we have engaged an ethical hacking service which runs automatically when we perform spot exercises in our information systems (in-house and third party solutions).

However, despite our efforts to identify and respond to cybersecurity threats, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.”

Governance

Role of the Board

The Board, in coordination with the audit committee, which is the corporate body in charge of centralizing corporate risks, oversees the Company’s risk management program, which includes risks arising from cybersecurity threats. The audit committee is promptly apprised of any cybersecurity incident that meets established reporting thresholds by senior management and receives ongoing updates regarding any such incident until it has been resolved. The audit committee meets quarterly and reviews the corporate risk matrix in detail, including cybersecurity risks. At each regularly scheduled Board meeting, the chair of the audit committee provides the full Board with an update on all significant matters discussed, reviewed, considered and approved by the audit committee since the last regularly scheduled.

We have established a Policy for Response to Cybersecurity Incidents, and a related plan, which includes four playbooks (covering ransomware, phishing, DOS and malware) on how to respond to each type of incident and the specificities to communications matters, to our legal, compliance, risk management and audit committee. This policy and these plans are part of our Disaster Recovery Plan (DRP) which is also part of our Business Continuity Plan (BCP).

Role of Management

Senior management is highly committed to maintaining corporate cybersecurity and is cognizant of cybersecurity risks and threats and the potential impact of the occurrence of cybersecurity incidents, which is evidenced by the review and oversight of such matters by the audit committee and the cybersecurity subcommittees and has provided the necessary resources for the mitigation of such risks. In addition to the audit committee at the Board level, we also have two cybersecurity sub committees (IT & OT), each of which meets quarterly, with the presence of the Company’s senior executive officers. All participants in the subcommittee meetings receive a copy of the presentation for each meeting, which sets forth the applicable subcommittee’s role, strategy, project status (culture, risks, IT/OT and policies) and relevant information (our key performance metrics and POCs on cybersecurity technology, cybersecurity lab results, etc.), and meeting minutes, which include a summary of the information to be discussed and the principal action points.

Our chief information officer is principally responsible for overseeing our cybersecurity strategy and risk management, and he leads both of our cybersecurity subcommittees (IT & OT). Our chief information officer has been heading up our cybersecurity strategy since we formally established it three years ago, and he holds the following certifications:

●	MIT Sloan School of Management – Cybersecurity for Managers Executive Program – August 2021

●	Instituto Atlantico de Gobierno (Madrid, Spain) – Cybersecurity on a Daily Basis Executive Program – February 2021

●	Instituto Atlantico de Gobierno (Madrid, Spain) – Cybersecurity Keys and trends 2020 Executive Program – May 2020

All of Cementos Pacasmayo’s senior executive officers have been trained in cybersecurity matters and are the main promoters of our corporate cybersecurity culture and compliance with the established internal framework, which includes policies, guidelines and cybersecurity standards, among others.

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

4.6	Summary of Principal Terms for Equipment and Engineering supply contract between the Registrant and FL SMIDTTH A/S dated November 29, 2021, incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)
4.7	Summary of Principal Terms for Construction and Assembly Contract between the Registrant and Ingeniería y Construcción Sigdo Koppers Perú S.A.C. dated February 16, 2022, incorporated by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)
8.1	List of Subsidiaries, incorporated by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 27, 2023 (File No. 001-35401)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer
13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer
96.1	Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601)
96.2	Technical Report Summary (TRS), Virrilá Quarry and Piura Cement Plant 20-F 229.601 (Item 601)
96.3	Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601)
97	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Humberto Nadal Del Carpio Chief Executive Officer

By:	/s/ Manuel Bartolome Ferreyros Peña
Manuel Bartolome Ferreyros Peña
Chief Financial Officer

Date: April 29, 2024

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the Report of
Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024, expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Uncertain tax positions

Description of the Matter

As disclosed in Note 7(c) to the consolidated financial statements, the Company has identified certain income tax-related contingencies associated to the mining royalties of years 2008 and 2009. In these years, relevant taxation authorities have challenged the tax treatment applied by the Company under the royalty law for metallic and non-metallic mining activity in Peru. As of December 31, 2023, the Company has recognized an asset for claims to the SUNAT for an amount of S/29,559,000, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Company is disputing the validity of the taxation authorities’ assessment. The Company has disclosed, but has not recorded a provision, related to these matters as management has concluded that the criteria for recognition of an income tax liability under IFRS has not been met and that the amounts paid to date are recoverable based upon the technical merits of the income tax positions of royalty law for metallic and non-metallic mining activity taken by the Company.

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

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of the claim for the payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgement used by the Company in the assessment based on interpretations of the income tax legislation and legal rulings in Peru.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting process for income taxes, including uncertain tax positions and tax contingencies. For example, we tested the controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination of the recoverable amount of the payments made under protest.

Our audit procedures included, among others, evaluating the assumptions used by the Company to develop its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Company´s internal and external counsel analysis of these matters. In addition, we involved our tax subject matter professionals to assess the technical merits of the Company’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related asset claim to the SUNAT.

Furthermore, we evaluated the disclosure of this matter in Note 7(c) to the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

A member practice of

Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

Lima, Peru

April 29, 2024

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2023 and 2022

	Note	2023	2022
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	90,193	81,773
Other financial instruments	26	-	86,893
Trade and other receivables, net	7	99,688	101,491
Income tax prepayments		4,485	8,268
Inventories	8	791,074	884,969
Prepayments		6,809	25,059
Total current assets		992,249	1,188,453

Non-current assets
Trade and other receivables, net	7	43,397	43,543
Financial investments designated at fair value through other comprehensive income		249	274
Property, plant and equipment, net	9	2,099,351	2,007,838
Intangible assets, net	10	62,920	56,861
Goodwill		4,459	4,459
Deferred income tax assets	14	11,428	9,005
Right of use assets		7,609	3,639
Other assets		73	89
Total non-current assets		2,229,486	2,125,708
Total assets		3,221,735	3,314,161

Liabilities and equity
Current liabilities
Trade and other payables	11	231,511	284,554
Financial obligations	13	383,146	618,907
Lease liabilities		3,999	2,005
Income tax payable		14,222	16,340
Provisions	12	56,510	31,333
Total current liabilities		689,388	953,139

Non-current liabilities
Financial obligations	13	1,189,880	974,264
Lease liabilities		4,130	2,350
Provisions	12	27,453	47,638
Deferred income tax liabilities	14	120,876	141,635
Total non-current liabilities		1,342,339	1,165,887
Total liabilities		2,031,727	2,119,026

Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,290)	(17,787)
Retained earnings		261,994	268,618
Total equity		1,190,008	1,195,135
Total liabilities and equity		3,221,735	3,314,161

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Sales of goods	16	1,950,075	2,115,746	1,937,767
Cost of sales	17	(1,260,623)	(1,463,715)	(1,378,336)
Gross profit		689,452	652,031	559,431

Operating income (expenses)
Administrative expenses	18	(234,711)	(227,577)	(196,069)
Selling and distribution expenses	19	(66,825)	(65,237)	(51,520)
Other operating (expense) income, net		(13,810)	(3,899)	6,408
Impairment to retirement of property, plant and equipment	9(g)	(36,551)	-	-
Total operating expenses, net		(351,897)	(296,713)	(241,181)
Operating profit		337,555	355,318	318,250

Other income (expenses)
Finance income		7,246	3,306	2,891
Finance costs	21	(104,045)	(95,105)	(88,965)
Net gain (loss) on derivative financial instruments recognized at fair value through profit or loss	26(a)	19	(59)	589
Net loss on settlement of derivative financial instruments recognized at fair value through profit or loss	26(a)	-	-	(1,569)
Gain (loss) from exchange difference, net	5	4,933	(1,040)	(7,086)
Total other expenses, net		(91,847)	(92,898)	(94,140)
Profit before income tax		245,708	262,420	224,110

Income tax expense	14	(76,808)	(85,592)	(70,940)

Profit for the year		168,900	176,828	153,170

Earnings per share
Basic and diluted earnings per share attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	23	0.39	0.41	0.36

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income (loss)

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Profit for the year		168,900	176,828	153,170
Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive loss		(25)	(565)	(1,995)
Deferred income tax	14	7	167	589
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Net gain on cash flows hedges	26(a)	2,154	3,838	20,836
Deferred income tax	14	(634)	(1,133)	(6,146)
Other comprehensive income (loss) for the year, net of income tax		1,502	2,307	13,284

Total other comprehensive income for the year, net of income tax		170,402	179,135	166,454

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2023, 2022 and 2021

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	153,170	153,170
Other comprehensive income (loss)	-	-	-	-	-	(1,406)	14,690	-	13,284
Total comprehensive income	-	-	-	-	-	(1,406)	14,690	153,170	166,454
Dividends, note 15(g)	-	-	-	-	-	-	-	(338,204)	(338,204)

Balance as of December 31, 2021	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	176,828	176,828
Other comprehensive income (loss)	-	-	-	-	-	(398)	2,705	-	2,307
Total comprehensive income	-	-	-	-	-	(398)	2,705	176,828	179,135
Dividends, note 15(g)	-	-	-	-	-	-	-	(179,805)	(179,805)

Balance as of December 31, 2022	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	168,900	168,900
Other comprehensive income (loss)	-	-	-	-	-	(18)	1,520	-	1,502
Total comprehensive income	-	-	-	-	-	(18)	1,520	168,900	170,402
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Others	-	-	-	-	-	(5)	-	-	(5)

Balance as of December 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		245,708	262,420	224,110
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities
Depreciation and amortization		144,195	138,539	135,567
Finance costs	21	104,045	95,105	88,965
Impairment to retirement of property, plant and equipment	9(g)	36,551	-	-
Long-term incentive plan	12(c) y 20	7,632	8,272	9,763
Provision for inventory obsolescence	8(b)	2,956	1,977	3,348
Allowance for expected credit losses	7(d)	1,707	1,972	563
Net (gain) loss on derivative financial instruments recognized at fair value through profit or loss	26(a)	(19)	59	(589)
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	26(a)	-	-	1,569
Finance income		(7,246)	(3,306)	(2,891)
Exchange difference related to monetary transactions		(973)	3,804	(9,114)
Net gain on disposal of property, plant and equipment and intangible assets		(813)	(591)	(1,775)
Other items that do not generate operating flows, net		18,021	10,413	3,761
Working capital adjustments
Increase in trade and other receivables		(1,870)	(3,695)	(47,713)
Decrease (increase) in inventories		90,581	(282,554)	(151,530)
Decrease (increase) in prepayments		13,210	(10,099)	(12,956)
(Decrease) increase in trade and other payables		(48,680)	60,571	48,834
		605,005	282,887	289,912
Interest received		7,315	3,668	4,484
Interest paid		(96,907)	(80,573)	(68,433)
Income tax paid		(103,090)	(94,163)	(55,401)
Net cash flows from operating activities		412,323	111,819	170,562

Investing activities
Opening of term deposits with original maturity greater than 90 days		(10,000)	-	-
Redemption of term deposits with original maturity greater than 90 days		10,000	-	-
Purchase of property, plant and equipment	9(a)	(272,600)	(162,785)	(85,594)
Purchase of intangible assets	10(a)	(16,707)	(15,712)	(8,953)
Purchase of investments available for sale		-	(363)	(1,779)
Loans granted		(1,679)	(141)	(174)
Loan to related party	22	-	-	(17,121)
Cash flow proceeds from sale of property, plant and equipment		1,392	2,664	4,152
Proceeds from loans		150	149	524
Collection of loans from related parties	22	-	-	17,121
Net cash flows used in investing activities		(289,444)	(176,188)	(91,824)

Financing activities
Proceeds from bank overdraft		85,333	-	-
Payment of bank overdraft		(85,333)	-	-
Payment of bank loans	25	(661,520)	(448,984)	-
Dividends paid	25	(175,431)	(179,820)	(336,821)
Payment for hedging instrument	25	(7,708)	(15,390)	(15,214)
Lease payments		(3,564)	(2,511)	(2,419)
Bank loans received	25	639,000	525,000	220,000
Dividends returned	25	465	229	481
Cash flow from settlement of derivative financial instruments		93,323	-	3,879
Net cash flows used in financing activities		(115,435)	(121,476)	(130,094)
Net increase (decrease) in cash and cash equivalents		7,444	(185,845)	(51,356)
Net foreign exchange difference		976	(5,784)	15,846
Cash and cash equivalents as of January 1	6	81,773	273,402	308,912

Cash and cash equivalents as of December 31	6	90,193	81,773	273,402
Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		(973)	3,804	(9,114)
Outstanding accounts payable related to acquisition of property, plant and equipment	9(e)	9,379	14,560	7,615
Addition of right-of-use assets and lease liabilities		6,915	613	217
Additions of quarry rehabilitation costs	12	4,458	2,745	-

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2023, 2022 and 2021

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed on the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2023, 2022 and 2021. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and other minors in La Libertad region of the northern of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2023 were approved by the General Shareholder’s Meeting on March 21, 2024. The consolidated financial statements as of December 31, 2022 and for the year then ended were approved by the General Shareholders’ Meeting on March 24, 2023.

For the years ended December 31, 2023, 2022 and 2021, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Calizas del Norte S.A.C. (liquidated during 2022), Soluciones Takay S.A.C., 150Krea Inc. and Corporación Materiales Piura S.A.C. As of these dates, the Company maintained a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru.Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company.Additionally, it produces and sells precast, cement bricks and ready-mix concrete. It is the main partner of Consorcio Constructor Norte del Peru.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

Notes to the consolidated financial statements (continued)

-	Calizas del Norte S.A.C. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C. Thjs liquidation was completed during 2022.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

-	Corporación Materiales Piura S.A.C., entity acquired on January 4, 2023 whose corporate purpose is the extraction of stone, sand and clay.

2.	Significant accounting policies

2.1	Basis of preparation –

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

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2023 that did not require the restatement of previous financial statements, as explained in note 2.3.17.

Notes to the consolidated financial statements (continued)

2.2

Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

The Group’s financial assets include cash and cash equivalents, commercial and other receivables and financial assets at fair value through OCI.

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

As of December 31, 2023, 2022 and 2021, the Group held trade and other receivables in this category; because they meet the conditions described above.

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

As of December 31, 2023, 2022 and 2021 the Group elected to classify irrevocably its non-listed equity investments under this category.

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

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, the Group maintains Loans and Borrowings, which accounting treatment is explained below:

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

As of December 31, 2023, 2022 and 2021, the Group included trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

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

Notes to the consolidated financial statements (continued)

(iv)	Derivative financial instruments and hedge accounting –

The Group used derivative financial instruments, cross currency swaps (CCS), to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

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

The Group maintained derivative financial instruments, cross currency swaps, to hedge its foreign currency exchange rate risk, these instruments were maintained until February 2023, date when there were paid in foreign currency. These derivative financial instruments were initially recognized at their fair values on the date on which the derivative contract was entered into and subsequently were remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative, variation ay fair value were registered in equity.

As of December 31, 2023, the Group did not maintain derivative financial instruments.

(v)	Fair value measurement -

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

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 26(b).

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

Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials, spare parts and supplies

-	Initially at cost and are recorded at the lower of cost and net realizable value.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Cost.

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

Notes to the consolidated financial statements (continued)

2.3.6	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met, see note 2.3.5. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as operation cost or expense in profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions, see note 3, and quarry rehabilitation cost provisions, see note 12.

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

2.3.7	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated, see note 9(b), are written-off in the consolidated statement of profit or loss.

For the years ended December 31, 2023, 2022 and 2021, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

Notes to the consolidated financial statements (continued)

2.3.8	Quarry development costs and stripping costs -

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

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.9	Intangible assets

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

Notes to the consolidated financial statements (continued)

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

The Group’s intangible assets with finite useful lives are amortized over an average term between three and ten years.

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

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 10(b). These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Notes to the consolidated financial statements (continued)

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

The Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 10(c).

2.3.10	Ore reserve and resource estimates -

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

2.3.11	Provisions -

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

2.3.12	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are recorded monthly on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. The Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss.

2.3.13	Revenue recognition -

The Group is dedicated to the production and trading of cement, concrete, blocks and other minors, as well as trade of construction supplies. These goods are sold in contracts with customers.

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

Rendering of services -

In the business segments cement, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

2.3.14	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Deferred tax -

Deferred tax is determinated on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

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

2.3.15	Treasury shares-

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.16	Impairment of non-financial assets –

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

As of December 31, 2023 and 2022 there were no signs of impairment for long-lived assets.

2.3.17	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Group’s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments have had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

The amendments had no impact on the Group’s consolidated financial statements.

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

If signs of impairment are identified, the most significant estimate considered by the Company’s Management will correspond to the evaluation of the impairment of long-lived assets. As of December 31, 2023, 2022 and 2021, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2024 are below:

-	Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

-	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

-	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments are not expected to have a material impact on the Group’s financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2023 the exchange rates for transactions in United States dollars, published by this institution, were S/3.705 for purchase and S/3.713 for sale (S/3.808 for purchase and S/3.82 for sale as of December 31, 2022, S/3,975 for purchase and S/3.998 for sale as of December 31, 2021).

Notes to the consolidated financial statements (continued)

As of December 31, 2023, 2022 and 2021, the Group had the following assets and liabilities in United States dollars:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Assets
Cash and cash equivalents	5,887	4,426	51,343
Trade and other receivables	3,259	3,262	4,946
Advances to suppliers for work in progress	4,829	18,899	10,175
	13,975	26,587	66,464

Liabilities
Trade and other payables	(19,082)	(18,399)	(10,356)
Interest-bearing loans and borrowings	-	(131,612)	(149,612)
	(19,082)	(150,011)	(159,968)
Cross currency swap position	-	132,000	132,000

Net monetary position	(5,107)	8,576	38,496

As of December 31, 2022, the Group had cash currency hedging agreements for its bonds (denominated in US dollars), see note 16. Of the US$132,000,000 shown in the swap position as of December 31,2022, there were underlying liabilities in the amount of US$131,612,000 and the difference of US$388,000 was maintained as derivative financial instruments at fair value through profit or loss. In February 2023 the cross currency swaps were settled.

During 2023, the net gain originated by the exchange difference was approximately S/4,933,000 (the net loss from exchange difference amounted to S/1,040,000 and S/7,086,000 during 2022 and 2021, respectively). All these results are presented in the caption “Gain (loss) from exchange difference, net” in the consolidated statement of profit or loss.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2023	2022
	S/(000)	S/(000)

Cash on hand	182	161
Cash at banks (b)	46,611	39,112
Short-term deposits (c)	43,400	42,500
	90,193	81,773

(b)	Cash at banks is denominated in local and foreign currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	83,840	78,519	-	-
Other accounts receivable	13,179	6,789	-	-
Accounts receivable from Parent company and affiliates, note 22	1,973	1,858	-	-
Funds restricted to tax payments	1,322	244	-	-
Interest receivable	1,091	1,163	-	-
Loans to employees	1,061	676	-	-
Loans granted	1,014	1,001	-	-
Other receivables from sale of fixed assets	82	215	-	-
Allowance for expected credit losses (d) and (e)	(9,014)	(7,433)	-	-
Financial assets classified as receivables (e)	94,548	83,032	-	-
Value-added tax credit	5,140	18,459	1,193	1,874
Claim to the SUNAT (c)	-	-	29,559	29,559
Other accounts receivable	-	-	12,645	12,110
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	5,140	18,459	43,397	43,543
	99,688	101,491	43,397	43,543

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

(c)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Company has made, under protest, payments of the debts arbitrarily placed in collection. These payments as of December 31, 2023 and 2022 amount to S/29,559,000. To date, the Company has initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

Notes to the consolidated financial statements (continued)

(d)	The movement of the allowance for expected credit losses is as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Opening balance	16,467	14,573	14,358
Additions, note 19	1,707	1,972	563
Recoveries	(126)	(78)	(348)
Ending balance	18,048	16,467	14,573

As of December 31, 2023, the additions include S/1,707,000 related to the provision for expected credit losses for trade receivables (S/1,972,000 and S/563,000 as of December 31, 2022 and 2021, respectively), which are presented in the caption “selling and distribution expenses” on the consolidated statement of profit and loss, see note 19.

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2023 and 2022, is as follows:

As of December 31,		Neither past due nor	Past due but not impaired
2023	Total	impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.7%	0.2%	1.0%	0.8%	7.6%	20.5%	64.4%
Carrying amount 2023	103,562	62,120	20,566	4,525	2,435	1,195	12,721
Expected credit loss	9,014	147	206	37	186	245	8,193

As of December 31,		Neither past due nor	Past due but not impaired
2022	Total	impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.2%	0.1%	1.5%	3.5%	2.1%	-	59.4%
Carrying amount 2022	90,465	63,676	8,538	3,807	2,573	-	11,871
Expected credit loss	7,433	64	124	135	55	-	7,055

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)

Goods and finished products	16,488	18,903
Work in progress	173,569	186,281
Raw materials	329,598	397,096
Packages and packing	3,944	5,245
Fuel	3,899	3,642
Spare parts and supplies	251,006	260,742
Inventory in transit	12,570	13,060
	791,074	884,969

(b)	As of December 31, 2023 and 2022, the amount of the provision for inventory obsolescence amounts to S/27,525,000 and S/24,905,000, respectively. In the years 2023, 2022 and 2021, the net effect recognized in the consolidated statement of profit or loss for S/2,956,000, S/1,977,000 and S/3,348,000, respectively.

Notes to the consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement in property, plant and equipment for two years ended December 31, 2023 and 2022 is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2022	75,914	58,002	256,552	693,085	1,697,655	10,706	113,351	34,428	9,030	65,007	62,140	3,075,870
Additions	-	7,311	868	-	13,085	318	658	2,849	2,745	3,158	143,540	174,532
Sales and/or retirement	-	-	(2,285)	-	(4,978)	(14)	(2,654)	(228)	-	-	(398)	(10,557)
Disposals	-	-	-	(1,600)	(17,075)	(28)	(4,460)	(481)	-	-	-	(23,644)
Transfers, note 10	-	529	-	3,069	22,853	98	442	4,736	-	-	(32,461)	(734)
As of December 31, 2022	75,914	65,842	255,135	694,554	1,711,540	11,080	107,337	41,304	11,775	68,165	172,821	3,215,467
Additions	36,184	19,870	3,449	-	25,891	432	160	3,209	4,458	6,132	174,435	274,220
Sales and/or retirement	-	(101)	-	-	(41,075)	(162)	(2,064)	(316)	-	-	(559)	(44,277)
Transfers, note 10	-	(14,521)	-	127,675	186,727	(271)	(50)	990	-	-	(300,616)	(66)
As of December 31, 2023	112,098	71,090	258,584	822,229	1,883,083	11,079	105,383	45,187	16,233	74,297	46,081	3,445,344

Accumulated depreciation
As of January 1, 2022	12,328	10,484	-	158,455	705,454	7,871	78,163	22,456	2,382	9,021	-	1,006,614
Additions	72	387	-	18,818	95,486	575	7,398	3,595	140	1,521	-	127,992
Sales and/or retirement	-	-	-	-	(3,990)	(12)	(2,269)	(194)	-	-	-	(6,465)
Disposals	-	-	-	(795)	(13,425)	(26)	(4,278)	(428)	-	-	-	(18,952)
Transfers, note 10	-	(3)	-	-	-	-	-	-	-	-	-	(3)
As of December 31, 2022	12,400	10,868	-	176,478	783,525	8,408	79,014	25,429	2,522	10,542	-	1,109,186
Additions	72	422	-	20,113	98,915	516	6,252	3,606	128	1,625	-	131,649
Sales and/or retirement	-	(56)	-	-	(22,620)	(153)	(1,896)	(201)	-	-	-	(24,926)
Transfers, note 10	-	-	-	2,065	(2,030)	-	(35)	-	-	-	-	-
As of December 31, 2023	12,472	11,234	-	198,656	857,790	8,771	83,335	28,834	2,650	12,167	-	1,215,909

Impairment (g)
As of December 31, 2022	42,859	24,048	3,624	13,579	12,918	200	26	454	-	-	735	98,443

Additions (g)	9,197	525	361	17,459	17,669	8	1	-	-	1,413	2,686	49,319
Disposals	-	-	-	-	(17,669)	(8)	(1)	-	-	-	-	(17,678)
As of December 31, 2023	52,056	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	130,084
Net book value
As of December 31, 2022	20,655	30,926	251,511	504,497	915,097	2,472	28,297	15,421	9,253	57,623	172,086	2,007,838
As of December 31, 2023	47,570	35,283	254,599	592,535	1,012,375	2,108	22,022	15,899	13,583	60,717	42,660	2,099,351

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,488,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013.The caption also includes some concessions acquired by the Group for exploration activities related to the cement business, such as that acquired in January 2023 for S/34,350,000, through the purchase of the company Corporación Materiales Piura S.A.C.

(c)	The Group has assessed the recoverable amount of its remaining long-term assets and, except the assets as specifically mentioned in (b), did not find indicators of an impairment for these assets as of December 31, 2023 and 2022.

(d)	Work in progress included in property, plant and equipment as of December 31, 2023 and 2022 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2023, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/9,379,000 (S/14,560,000 as of December 31, 2022), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

(g)	In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

At the end of 2023, Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in said plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment to retirement of property, plant and equipment item in the consolidated statement of profit or loss.

Likewise, Management recognized a specific impairment to retirement of the value of the coal concessions (northern zone) for S/11,393,000, recorded in other operating (expenses) income item of the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2022	41,423	24,543	1,975	51,279	119,220
Additions	14,564	-	-	417	14,981
Disposals	(27)	-	-	-	(27)
Transfers and reclassifications, note 9	107	-	-	627	734
As of December 31, 2022	56,067	24,543	1,975	52,323	134,908
Additions	15,667	-	-	523	16,190
Sales and/or retirement	(593)	-	-	-	(593)
Transfers and reclassifications, note 9	66	-	-	-	66
As of December 31, 2023	71,207	24,543	1,975	52,846	150,571
Accumulated amortization
As of January 1, 2022	18,025	8,165	71	8,996	35,257
Additions	5,833	2,454	-	575	8,862
Transfers and reclassifications, note 9	-	-	-	3	3
As of December 31, 2022	23,858	10,619	71	9,574	44,122
Additions	6,939	2,454	-	313	9,706
Sales and/or retirement	(554)	-	-	-	(554)
As of December 31, 2023	30,243	13,073	71	9,887	53,274
Impairment
As of December 31, 2022	456	-	-	33,469	33,925
Additions	-	-	-	452	452
As of December 31, 2023	456	-	-	33,921	34,377
Net Carrying Value
As of December 31, 2022	31,753	13,924	1,904	9,280	56,861
As of December 31, 2023	40,508	11,470	1,904	9,038	62,920

(b)	As of December 31, 2023 and 2022, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of December 31, 2023 and 2022, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets, except specific additions to retirements for the year 2023.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This balance is made up as follows:

	2023	2022
	S/(000)	S/(000)

Trade payables (b)	107,327	156,586
Interest payable (d)	29,828	26,611
Remuneration payable	27,792	22,245
Advances from customers	15,726	14,702
Taxes and contributions	17,225	11,347
Dividends payable, note 15(g)	10,322	9,764
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	9,379	14,560
Board of Directors’ fees	4,700	5,191
Guarantee deposits	3,488	4,127
Account payable to the principal and affiliates, note 22	516	2,686
Hedge finance cost payable	-	5,978
Other accounts payable	5,208	10,757
	231,511	284,554

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

12.	Provisions

(a)	This balance is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2022	24,269	22,513	11,036	3,090	60,908
Additions (b), note 20	32,161	8,272	-	1,368	41,801
Exchange difference	-	-	(495)	-	(495)
Unwinding of discounts, note 21	-	1,200	91	-	1,291
Change in estimate	-	-	2,745	-	2,745
Payments and advances	(25,097)	-	-	(2,182)	(27,279)
At December 31, 2022	31,333	31,985	13,377	2,276	78,971
Current portion	31,333	-	-	-	31,333
Non-current portion	-	31,985	13,377	2,276	47,638
	31,333	31,985	13,377	2,276	78,971

At January 1, 2023	31,333	31,985	13,377	2,276	78,971
Additions (b), note 20	35,258	7,632	-	-	42,890
Exchange difference	-	-	(292)	-	(292)
Unwinding of discounts, note 21	-	1,691	133	-	1,824
Change in estimate	-	-	4,458	-	4,458
Payments and advances	(32,263)	(11,625)	-	-	(43,888)
At December 31, 2023	34,328	29,683	17,676	2,276	83,963

Current portion	34,328	22,182	-	-	56,510
Non-current portion	-	7,501	17,676	2,276	27,453
	34,328	29,683	17,676	2,276	83,963

Notes to the consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Cost of sales, note 20	15,244	15,165	13,887
Administrative expenses, note 20	15,210	12,520	8,935
Selling and distribution expenses, note 20	3,804	3,287	2,227
Investment	1,000	1,189	116
	35,258	32,161	25,165

(c)	Long-term incentive plan -

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

As of December 31, 2023 and 2022, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2023 was from 0.52 to 4.20 percent and the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2022 was from 0.54 to 4.14 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to the consolidated financial statements (continued)

13.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2023	2022
				S/(000)	S/(000)

Short -term promissory notes
Banco de Crédito del Perú	S/	9.44%	January 22, 2024	38,000	-
BBVA Perú	S/	9.78%	January 19, 2024	38,000	-
BBVA Perú	S/	8.83%	March 15, 2024	19,000	-
BBVA Perú	S/	8.83%	March 15, 2024	19,000	-
BBVA Perú	S/	6.98%	December 12, 2024	25,300	-
BBVA Perú	S/	6.98%	December 12, 2024	25,300	-
BBVA Perú	S/	6.98%	December 12, 2024	25,400	-
BBVA Perú	S/	7.32%	November 22, 2024	19,000	-
BBVA Perú	S/	7.32%	November 22, 2024	19,000	-
Banco de Crédito del Perú	S/	8.93%	December 18,2023	-	38,000
Banco de Crédito del Perú	S/	8.93%	December 18,2023	-	38,000
				228,000	76,000

Senior Notes (b)
Principal, net of issuance costs (b.2)	S/	6.69%	February 1, 2029	259,686	259,625
Principal, net of issuance costs (b.2)	S/	6.84%	February 1, 2034	309,506	309,457
Principal, net of issuance costs (b.1)	US$	4.50%	February 8, 2023	-	502,699
				569,192	1,071,781

Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	387,917	222,695
Scotiabank	S/	5.82%	December 1,2028	387,917	222,695
				775,834	445,390
				1,573,026	1,593,171

Maturity
Current				383,146	618,907
Non-current				1,189,880	974,264
				1,573,026	1,593,171

Notes to the consolidated financial statements (continued)

(b)	Senior Notes-

(b.1)	Senior Notes in US dollars

Until February 2023, the Company had outstanding corporate bonds which were denominated in US dollars. These bonds were issued in January 2013. The cross currency swaps maintained by the Company to hedge the exchange rate variations of corporate bonds were executed and settled in full in correlation with the payment of these corporate bonds.

(b.2)	Senior Notes in Soles

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

(b.3)	Financial covenants

The financial covenants related to the Senior Notes denominated issued in US dollars and soles state that if the Company and its guarantor subsidiaries issue debt or equity instruments, merges with another company or dispose or rents significant assets, the Senior Notes will trigger the following financial covenants, calculated based on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2023 and 2022, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the years ended December 31, 2023, 2022 and 2021, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/38,690,000, S/60,225,000 and S/63,333,000, respectively, see note 21.

Notes to the consolidated financial statements (continued)

(c)	Medium-term Corporate Loan under “Club Deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintains with a maturity until February 2023. The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company assumed the following obligations:

I.	Comply with the following financial covenants:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD) >= 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS.

As of December 31, 2023 and 2022, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

Notes to the consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2022	Effect on profit or loss	Quarry rehabilitation provision	Effect on OCI	As of December 31, 2022	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Allowance for expected credit losses for trade receivables	1,533	555	-	-	2,088	473	-	-	2,561
Provision for vacations	1,905	196	-	-	2,101	114	-	-	2,215
Provision of discounts and bonuses to customers	2,227	(448)	-	-	1,779	85	-	-	1,864
Effect of differences between book and tax bases of fixed assets	(644)	986	-	-	342	934	-	-	1,276
Legal claim contingency	461	-	-	-	461	-	-	-	461
Lease liabilities	819	(119)	-	-	700	(259)	-	-	441
Estimate for devaluation of spare parts and supplies	432	3	-	-	435	(13)	-	-	422
Effect of differences between book and tax bases of inventories	55	-	-	-	55	-	-	-	55
Effect of tax-loss carry forward	1,711	(1,018)	-	-	693	(693)	-	-	-
Allowance for expected credit losses for other receivables	974	(974)	-	-	-	-	-	-	-
Other	604	290	-	-	894	1,537	-	-	2,431
	10,077	(529)	-	-	9,548	2,178	-	-	11,726
Deferred income tax liabilities
Right of use assets	(648)	88	-	-	(560)	245	-	-	(315)
Other	17	-	-	-	17	-	-	-	17
	(631)	88	-	-	(543)	245	-	-	(298)
Total deferred income tax assets	9,446	(441)	-	-	9,005	2,423	-	-	11,428
Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets Salmueras	17,818	212	-	-	18,030	215	-	-	18,245
Impairment of assets	-	-	-	-	-	8,928	-	-	8,928
Long-term incentive plan	6,641	2,794	-	-	9,435	(679)	-	-	8,756
Impairment of mining assets	6,704	951	-	-	7,655	(275)	-	-	7,380
Financial instruments designated at fair value through OCI	6,640	-	-	167	6,807	-	7	-	6,814
Provision for spare parts and supplies obsolescence	5,708	216	-	-	5,924	759	-	-	6,683
Quarry rehabilitation provision	2,726	27	810	-	3,563	802	-	1,373	5,738
Provision for vacations	3,681	203	-	-	3,884	336	-	-	4,220
Legal claim contingency	930	(502)	-	-	428	798	-	-	1,226
Allowance for expected credit losses for trade receivables	635	18	-	-	653	454	-	-	1,107
Lease liabilities	450	(240)	-	-	210	-	-	-	210
Other	328	-	-	-	328	1,118	-	-	1,446
	52,261	3,679	810	167	56,917	12,456	7	1,373	70,753
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates	(190,178)	3,752	(810)	-	(187,236)	199	-	(1,373)	(188,410)
Effect of costs of issuance of senior notes	(2,685)	314	-	-	(2,371)	391	-	-	(1,980)
Right of use assets	(746)	354	-	-	(392)	(805)	-	-	(1,197)
Net gain on cash flow hedge	(7,414)	36	-	(1,133)	(8,511)	9,145	(634)	-	-
Other	(42)	-	-	-	(42)	-	-	-	(42)
	(201,065)	4,456	(810)	(1,133)	(198,552)	8,930	(634)	(1,373)	(191,629)
Total deferred income tax liabilities, net	(148,804)	8,135	-	(966)	(141,635)	21,386	(627)	-	(120,876)
		7,694		(966)		23,809	(627)

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

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Profit before income tax	245,708	262,420	224,110
Income tax expense calculated at the statutory income tax rate of 29.5%	(72,484)	(77,414)	(66,112)

Permanent differences
Non-deductible expenses, net	(2,369)	(7,415)	(4,070)
Effect of tax-loss carry forward not recognized	(1,955)	(763)	(758)
Income tax expense the effective income tax rate of 31% in 2023 (2022: 33% and 2021: 32%)	(76,808)	(85,592)	(70,940)

The components of the deferred income tax related to the items recognized in the OCI during the years ended December 31, 2023, 2022 and 2021, are as follow:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(100,617)	(93,286)	(71,385)
Deferred	23,809	7,694	445
	(76,808)	(85,592)	(70,940)

As of December 31, 2023, 2022 and 2021, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2023, certain subsidiaries of the Group had tax loss carryforwards of S/44,725,000 (2022: S/25,424,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/126,972,000 (2022: S/104,842,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

Notes to the consolidated financial statements (continued)

15.	Equity

(a)	Capital stock -

As of December 31, 2023 and 2022, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share. As of December 31, 2023, the total outstanding common shares were as follows; 35,753,501 were listed on the New York Stock Exchange and 388,114,948 were listed on the Lima Stock Exchange. As of December 31, 2022 of the total outstanding common shares; 34,060,726 were listed on the New York Stock Exchange and 389,807,723 were listed on the Lima Stock Exchange.

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

As of December 31, 2023 and 2022, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

As of December 31, 2023 and 2022, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2023 and 2022, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

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

(f)	Other accumulated comprehensive results -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results of cash flow hedges.

(g)	Distributions made and proposed –

	2023	2022	2021

Approval date by Board of Directors	November 7, 2023	October 10, 2022	April 29, 2021
Declared dividends per share to be paid in cash S/.	0.41000	0.42000	0.79000
Declared dividends S/(000):	175,524	179,805	338,204

As of December 31, 2023 and 2022, dividends payable amounted to S/10,322,000 and S/9,764,000, respectively, see note 11.

Notes to the consolidated financial statements (continued)

16.	Sales of goods

This caption is made up as follows:

	For the year ended of December 31, 2023
	Cement	Concrete and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,642,420	182,278	25,540	-	-	1,850,238
Sale of construction supplies	-	-	-	74,096	-	74,096
Sale of other	-	-	-	-	25,741	25,741

	1,642,420	182,278	25,540	74,096	25,741	1,950,075

	For the year ended of December 31, 2022
	Cement	Concrete and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,742,704	189,945	31,177	-	-	1,963,826
Sale of construction supplies	-	-	-	114,024	-	114,024
Sale of other	-	-	-	-	37,896	37,896

	1,742,704	189,945	31,177	114,024	37,896	2,115,746

	For the year ended of December 31, 2021
	Cement	Concrete and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,534,867	213,565	36,055	-	-	1,784,487
Sale of construction supplies	-	-	-	113,905	-	113,905
Sale of other	-	-	-	-	39,375	39,375

	1,534,867	213,565	36,055	113,905	39,375	1,937,767

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

Notes to the consolidated financial statements (continued)

17.	Cost of sales

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products	20,037	25,304	12,877
Beginning balance of work in progress	186,937	135,008	114,246
Consumption of miscellaneous supplies	429,069	607,518	566,781
Maintenance and third-party services	244,722	277,250	242,412
Shipping costs	177,393	201,849	196,064
Depreciation and amortization	125,494	121,871	118,998
Personnel expenses, note 20(b)	125,318	125,683	113,513
Costs of packaging	66,456	81,023	71,580
Other manufacturing expenses	76,337	95,183	102,177
Ending balance of goods and finished products	(16,916)	(20,037)	(25,304)
Ending balance of work in progress	(174,224)	(186,937)	(135,008)
	1,260,623	1,463,715	1,378,336

18.	Administrative expenses

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	125,072	116,748	96,891
Third-party services	68,329	72,172	59,896
Depreciation and amortization	18,002	16,667	16,569
Donations	9,028	8,494	9,067
Board of Directors compensation	6,788	6,112	6,397
Taxes	5,941	5,669	5,563
Consumption of supplies	1,551	1,715	1,686
	234,711	227,577	196,069

19.	Selling and distribution expenses

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	41,642	42,300	33,867
Third-party services	12,270	11,106	9,733
Advertising and promotion	7,548	6,417	5,637
Allowance for expected credit losses, note 7(d)	1,707	1,972	563
Other	3,658	3,442	1,720
	66,825	65,237	51,520

Notes to the consolidated financial statements (continued)

20.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Wages and salaries	162,252	165,530	138,675
Workers ‘profit sharing, note 12(b)	34,258	30,972	25,049
Social contributions	33,868	32,966	28,842
Legal bonuses	23,013	20,556	19,620
Vacations	22,226	18,481	18,032
Long-term incentive plan, note 12	7,632	8,272	9,763
Cessation payments	6,308	4,511	2,203
Training	1,332	2,307	1,408
Other	1,143	1,136	679
	292,032	284,731	244,271

(b)	Employee benefits expenses are allocated as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Cost of sales, note 17	125,318	125,683	113,513
Administrative expenses, note 18	125,072	116,748	96,891
Selling and distribution expenses, note 19	41,642	42,300	33,867
	292,032	284,731	244,271

21.	Finance costs

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 13 (b.1) and 13 (b.2)	38,690	60,225	63,333
Interest on Club Deal promissory note and loan, note 13(c)	59,643	14,920	7,326
Finance cost on cross currency swaps	1,730	15,155	15,046
Expenses for the purchase and amortization of issuance costs of senior notes	1,249	1,027	815
Interest on lease liabilities	573	317	383
Counterparty credit risk in cross currency swaps	12	62	848
Interest for bank overdraft	31	-	-
Other	293	2,108	479

Total interest expense	102,221	93,814	88,230
Unwinding of discount of provisions, note 12	1,824	1,291	735
	104,045	95,105	88,965

Notes to the consolidated financial statements (continued)

22.	Related parties

Transactions with related entities -

During 2023, 2022 and 2021, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its other related parties:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A. (ASPI)
Income from office lease	16	16	20
Fees for management and administrative services	88	100	98

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 24	1,150	1,200	1,230
Income from office lease	259	244	332
Fossal S.A.A. (Fossal)
Income from office lease	16	16	18
Fees for management and administrative services	44	52	52
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	16	16	19
Fees for management and administrative services	143	46	155
Asociación Sumac Tarpuy
Income from office lease	16	16	20

Expense
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(1,940)	(2,110)	(2,836)

Loans
Other related parties
Loans to Fossal S.A.A.	-	-	(14,252)
Loans to Fosfatos del Pacífico S.A.	-	-	(2,869)
Loan collection from Fossal S.A.A.	-	-	14,252
Loan collection from Fosfatos del Pacífico S.A.	-	-	2,869

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2023 and 2022:

	2023		2022
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Parent
Inversiones ASPI S.A.	89	-	-	5
	89	-	-	5

Other related parties
Fosfatos del Pacífico S.A.	1,413	305	1,123	461
Compañía Minera Ares S.A.C.	315	211	564	2,220
Fossal S.A.A.	52	-	75	-
Other	104	-	96	-
	1,884	516	1,858	2,681
	1,973	516	1,858	2,686

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2023, 2022 and 2021, the Group had not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. For the year ended December 31, 2023, the total short-term compensation amounted to S/28,922,000 (2022: S/26,066,000 and 2021: S/22,678,000) and the total long-term compensation amounted to S/7,632,000 (2022: S/8,272,000 and 2021: S/9,763,000), and there were no post-employment or contract termination benefits or share-payments.

23.	Earnings per share

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The calculation of basic and diluted earnings per share is shown below:

	2023	2022	2021
Numerator
Profit for the year (S/000)	168,900	176,828	153,170
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

Basic and diluted earnings per share (S/)	0.39	0.41	0.36

The Group had no dilutive potential ordinary shares as of December 31, 2023, 2022 and 2021.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

24.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2023 and 2022, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is renewable annually, and provided an annual rent expense for the years ended December 31, 2023, 2022 and 2021 of S/1,150,000, S/1,200,000 and S/1,230,000, respectively; see note 22.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, had subscribed a collaboration contract with a third party, with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of December 31, 2023 and 2022, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended December 31, 2023, 2022 and 2021 amounted to S/5,273,000, S/9,445,000 and S/7,280,000 respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2023 and 2022 amounted to S/1,514,000 and S/1,582,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2023, 2022 and 2021 amounted to S/983,000, S/1,193,000 and S/990,000 and, respectively, and is recognized as part of the cost of inventory production.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2023, 2022 and 2021, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2023 and 2022.

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company in the four years subsequent after the year of filing the tax return.

The statements of income tax and value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2018 - 2023	Dec. 2018 - 2023
Cementos Selva S.A.C.	2018 - 2023	Dec. 2018 - 2023
Distribuidora Norte Pacasmayo S.R.L.	2018 - 2023	Dec. 2018 - 2023
Empresa de Transmisión Guadalupe S.A.C.	2018 - 2023	Dec. 2018 - 2023
Salmueras Sudamericanas S.A.	2018 - 2023	Dec. 2018 - 2023
Calizas del Norte S.A.C. (liquidated during 2022)	2018 - 2022	Dec. 2018 - 2022
Soluciones Takay S.A.C.	2019 – 2023	May to Dec.2019 - 2023
Corporación Materiales Piura S.A.C.	2019 – 2023	Dec.2018- 2023

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2023 and 2022.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

					Operating year expense
Project unit	Resource	Resolution Number	Year of approval	Program approved	2023	2022	2021
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	879	810	713
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	PAMA	320	299	298
					1,199	1,109	1,011

As of December 31, 2023 and 2022, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2023 and 2022, the Group maintained a provision for the closing of the quarries exploited by its operations amounting to S/17,676,000 and S/13,377,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Notes to the consolidated financial statements (continued)

Legal claim contingency

As of December 31, 2023, the Group had received claims from third parties in relation with its operations which in aggregate represent S/966,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

25.	Financial risk management, objectives and policies

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

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, foreign currency risk and other price risk (such as equity price risk and commodity risk).

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2023 and 2022. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2023 and 2022.

Notes to the consolidated financial statements (continued)

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2023 and 2022, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

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

As of December 31, 2023 cross currency swaps were settled in full in correlation with the payment of international dollar bonds.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2023	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(948)
	+10	(1,896)
	-5	948
	-10	1,896

2022	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	1,638
	+10	3,276
	-5	(1,638)
	-10	(3,276)

2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	7,695
	+10	15,391
	-5	(7,695)
	-10	(15,391)

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

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2023 and 2022, the Group had 4 customers, that owed the Group more than S/3,000,000 each accounting for approximately 29% and 23% of all trade receivables outstanding, respectively. There were 25 and 27 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 48% and 55% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits and hedging derivative financial instruments or at fair value through profit or loss-

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2023 and 2022, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table below. The hedging derivative financial instruments were liquidated in February 2023.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2023
Financial obligations	115,092	269,272	625,455	570,000	1,579,819
Interest	31,769	57,356	231,220	77,643	397,988
Trade and other payables	175,847	38,439	-	-	214,286
Lease liabilities	986	2,957	4,186	-	8,129

As of December 31, 2022
Financial obligations	414,290	116,818	326,544	651,638	1,509,290
Interest	36,222	45,282	213,427	119,201	414,132
Derivative financial instruments	7,473	-	-	-	7,473
Trade and other payables	231,698	41,509	-	-	273,207
Lease liabilities	502	1,503	2,350	-	4,355

The financial derivative instruments disclosed in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2022
Inflows	88,968	-	-	88,968
Outflows	(1,627)	-	-	(1,627)
Net	87,341	-	-	87,341

Discounted at the applicable interbank rates	86,893	-	-	86,893

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2023
Hedge finance cost payable	5,978	-	1,730	-	(7,708)	-	-	-	-
Dividends payable	9,764	175,524	-	465	(175,431)	-	-	-	10,322
Interest-bearing loans	1,593,171	-	-	639,000	(661,520)	-	2,206	169	1,573,026

2022
Hedge finance cost payable	6,213	-	15,155	-	(15,390)	-	-	-	5,978
Dividends payable	9,550	179,805	-	229	(179,820)	-	-	-	9,764
Interest-bearing loans	1,545,355	-	-	525,000	(448,984)	(25,407)	(2,793)	-	1,593,171

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.

26.	Fair value of financial assets and liabilities

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

Hedging derivatives -

Foreign currency risk -

As of December 31, 2022, the Company maintained cross currency swaps agreements for a notional amount of US$132,000,000, with maturity in 2023 and an average rate of 2.97%. Of this total, US$131,612,000 has been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of hedging the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and resulted in an unrealized gain of S/2,154,000 for the year 2023 (unrealized gain of S/3,838,000 and S/20,836,000 during 2022 and 2021, respectively). The amounts retained in OCI of 2022 are expected to be recognized in the consolidated statement of profit or loss in 2023, the year of its maturity.

As of December 31, 2023, cross currency swaps were settled in full in correlation with the payment of international dollar bonds.

Notes to the consolidated financial statements (continued)

Assets (liabilities) from financial instruments at fair value through profit or loss -

As of December 31, 2022 and 2021 the Company held cross currency swaps that do not have an underlying relationship amounts to US$388,000. The effect on profit or loss of the change in their fair value was a loss of S/59,000 and gain of S/589,000 in the year 2022 and 2021.

In January 2021, derivative financial instruments at fair value through profit or loss were settled in the amount of US$18,000,000, the result was a net loss amounting to S/1,569,000 presented in “Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss” caption in the consolidated statement of profit or loss.

In February 2023, cross currency swaps from trading have been settled and obtained a gain of S/19,000.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2023 and 2022, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2023 and 2022, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2023	2022	2023	2022	2023/2022
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	90,193	81,773	90,193	81,773	Level 1
Trade and other receivables	143,085	145,034	143,085	145,034	Level 2
Other financial instruments	-	86,893	-	86,893	Level 2
Financial investments designated at fair value through other comprehensive income	249	274	249	274	Level 3
Total financial assets	233,527	313,974	233,527	313,974

Financial liabilities
Trade and other payables	231,511	284,554	231,511	284,554	Level 2
Senior notes	569,192	1,071,781	532,987	996,156	Level 1
Promissory notes	1,003,834	521,390	931,014	459,117	Level 2
Total financial liabilities	1,804,537	1,877,725	1,695,512	1,739,827

Notes to the consolidated financial statements (continued)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (v).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2023 and 2022, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps was measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

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

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date as they trade on the exchange.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company’s shareholding in the equity of Fossal S.A.A.

Notes to the consolidated financial statements (continued)

27.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and blocks in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	2023				2022				2021
	Cement, concrete, mortar and blocks	Construction supplies	Others (*)	Total consolidated	Cement, concrete, mortar and blocks	Construction supplies	Others (*)	Total consolidated	Cement, concrete, mortar and blocks	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	1,850,238	74,096	25,741	1,950,075	1,963,826	114,024	37,896	2,115,746	1,784,487	113,905	39,375	1,937,767
Gross profit	687,727	723	1,002	689,452	647,285	3,670	1,076	652,031	550,816	3,501	5,114	559,431
Administrative expenses	(230,203)	(2,692)	(1,816)	(234,711)	(223,162)	(2,741)	(1,674)	(227,577)	(191,132)	(2,675)	(2,262)	(196,069)
Selling and distribution expenses	(65,542)	(766)	(517)	(66,825)	(63,971)	(786)	(480)	(65,237)	(50,223)	(703)	(594)	(51,520)
Other operating (expense) income, net	(13,813)	3	-	(13,810)	(2,964)	8	(943)	(3,899)	6,358	47	3	6,408
Finance income	7,160	9	77	7,246	3,252	20	34	3,306	2,874	17	-	2,891
Finance cost	(104,045)	-	-	(104,045)	(95,102)	(3)	-	(95,105)	(88,961)	(3)	(1)	(88,965)
Net (loss) gain on (settlement of) derivative financial instruments recognized at fair value through profit or loss	19	-	-	19	(59)	-	-	(59)	(980)	-	-	(980)
Impairment of assets	(36,551)	-	-	(36,551)	-	-	-	-	-	-	-	-
Gain (loss) from exchange difference, net	4,932	(6)	7	4,933	(1,030)	5	(15)	(1,040)	(6,987)	(30)	(69)	(7,086)
Profit before income tax	249,684	(2,729)	(1,247)	245,708	264,249	173	(2,002)	262,420	221,765	154	2,191	224,110
Income tax expense	(78,050)	853	389	(76,808)	(86,189)	(56)	653	(85,592)	(70,198)	(49)	(693)	(70,940)
Profit for the year	171,634	(1,876)	(858)	168,900	178,060	117	(1,349)	176,828	151,567	105	1,498	153,170

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	2023				2022				2021
	Cement, concrete and blocks	Construction supplies	Others (*)	Consolidated	Cement, concrete and blocks	Construction supplies	Others (*)	Consolidated	Cement, concrete and blocks	Construction supplies	Others (*)	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,074,279	46,941	100,266	3,221,486	3,086,104	38,353	102,537	3,226,994	2,940,888	42,578	111,229	3,094,695
Other assets (*)	-	-	249	249	86,630	-	537	87,167	106,280	-	797	107,077
Total assets	3,074,279	46,941	100,515	3,221,735	3,172,734	38,353	103,074	3,314,161	3,047,168	42,578	112,026	3,201,772
Operating liabilities	1,968,133	62,907	687	2,031,727	2,041,923	76,780	323	2,119,026	1,930,140	75,633	194	2,005,967
Capital expenditure (**)	299,326	-	-	299,326	190,126	-	-	190,126	97,288	-	-	97,288
Depreciation and amortization	(137,968)	(1,468)	(4,759)	(144,195)	(133,276)	(1,545)	(3,718)	(138,539)	(128,522)	(1,102)	(5,943)	(135,567)
Provision of inventory net realizable value and obsolescence	(2,956)	-	-	(2,956)	(2,027)	-	-	(2,027)	(3,374)	-	-	(3,374)

(*)	As of December 31, 2023, corresponds to the financial investment designated at fair value through OCI for S/249,000. As of December 31, 2022, corresponds to the financial investment designated at fair value through OCI for approximately S/274,000 and the fair value of derivative financial instruments (“cross currency swap”) for S/86,893,000. As of December 31, 2021, corresponds to the financial investment designated at fair value through OCI for approximately S/476,000 and the fair value of derivative financial instruments (“cross currency swap”) for S/106,601,000. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivative financial instrument at fair value through profit or loss are not assigned to any segment.

(**)	Capital expenditure consists of S/299,326,000, S/190,126,000 and S/97,288,000 during the years ended as of December 31, 2023, 2022 and 2021, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of December 31, 2023 and 2022, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.