Form 20-F
period 2024-12-31
CEMENTOS PACASMAYO SAA
filed 2025-04-29
CIK 1221029

As filed with the U.S. Securities and Exchange Commission on April 29, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

At December 31, 2024	423,868,449 common shares 4,238,397 investment shares*

*	Excluding 36,040,497 investment shares held in treasury.

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

We have translated some of the soles amounts appearing in this annual report into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate soles amounts to U.S. dollars was S/3.764 to US$1.00, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2024, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political, economic and social risk inherent to conducting business in Peru;

●	exchange rates, inflation rates and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crises and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the effects of climate change

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	international conflicts, such as the current one between Russia and Ukraine, the one in Gaza, among others, and the worldwide effects and responses thereto;

●	changes in international trade tariffs, such as those between the United States and China, Mexico and Canada, among others, and the worldwide effects and responses thereto;

●	increased cybersecurity threats;

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Global Macroeconomic Conditions

Global macroeconomic conditions may have an adverse effect on economic conditions in Peru and, therefore, on our business, financial condition and results of operations.

Our operations and customers are located in Peru. As a result, our business, financial condition and results of operations, like those of most companies in Peru, may be adversely affected by the level of economic activity in the country. However, economic activity in Peru is significantly affected by global factors. For example, the United States, China and Europe are important recipients of Peru’s exports, and therefore a slowdown in one or more of these economies will affect Peru’s economic activity. Further, natural resources exports, particularly mining, are the main source of income of the Peruvian economy, and therefore any reduction in demand and/or pricing for these exports will have a significant effect on economic activity in Peru, and hence could adversely affect the demand for our products. During 2024, world economic activity was affected by the continuing Russia-Ukraine war, as well as the war between Israel and Hamas. The global economy experienced a deceleration during the year, with growth projections adjusted downward due to escalating trade tensions and rising inflation.

In particular, the cement sector is closely related to the following main macroeconomic variables: (i) the expansion or contraction of the economy as measured by gross domestic product (“GDP”), (ii) domestic demand, (iii) private investment and (iv) public spending. In this regard, prolonged conditions, at the global level, that adversely affect one or more of these variables would negatively affect the cement sector, which may have an adverse effect on our business, financial condition and results of operations.

In addition, the occurrence of global or regional health crises, such as pandemics or epidemics, and governments’ responses thereto, may have a material adverse impact on the global macroeconomic conditions and, in turn, on the Peruvian economy.

International conflicts, such as the current war between Russia and Ukraine, and the war between Israel and Hamas, as well as other geopolitical tensions or conflicts have put upward pressure on international prices, increasing inflation, and therefore could adversely affect our business, financial condition, and results of operations.

Russia’s full-scale invasion of Ukraine in February 2022 and Israel’s invasion of Gaza in October 2023 have created economic uncertainty, volatility and disruption in global markets. Although the length and impact of these conflicts are highly unpredictable, as of the date of this annual report, they have had an adverse effect on global economic conditions and business activity globally and have led to (i) credit and capital market disruptions, (ii) lower global growth, among others. In addition, the Russia-Ukraine war has caused interruptions in the trade flows of goods produced in those countries (mainly energy and grains) which, in turn, generated upward pressure on international prices of those goods.

Similarly, although the dynamics have evolved since the beginning of the war in 2022, the Russia-Ukraine conflict is still impacting energy prices. Russia is a major producer of natural gas, oil and coal; however, production and commercial activities were affected by direct and indirect sanctions relating to the conflict. Peru is a net importer of oil, and as such it has been affected by increased prices. Moreover, we use coal in our operations that, although mostly sourced locally, has a price that is correlated to the global price of energy. Likewise, according to our electricity contracts, payments for electricity are based on a formula that takes into consideration certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. If energy prices increase globally, our local price of energy will also increase, therefore affecting our results of operations.

In 2024 and more recently, global economic stability has been threatened by escalating trade tensions, particularly between major economies. The imposition of new tariffs by the United States on countries like Canada, Mexico and China and on Europe and Asia sparked fears of a global trade war, leading to significant market volatility. The application of tariffs on Peruvian exports, such as agricultural products and fishmeal, could adversely affect the demand for these products and hence reduce the disposable income of Peruvian entities and persons engaged in producing these exports. Since our customers, mainly from the self-construction segment, are employed by companies in these sectors, a decrease in their income could adversely affect the demand for our products.

Additionally, energy security has continued to be a pressing issue, with conflicts and geopolitical maneuvers affecting global energy supplies and prices.

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

Although global freight prices have decreased from the peak levels experienced in 2022, certain adverse developments in 2023 and 2024 continued to put pressure on these prices. Container freight rates experienced volatility throughout 2024. After reaching a peak in July, freight rates decreased by late November. This volatility was attributed to supply chain disruptions and varying demand levels. Global events and high demand in the second quarter of 2024 led to reduced capacity and increased rates, sometimes reaching premium levels. Shippers faced challenges securing space, especially for urgent shipments from Asia, prompting a need for flexible logistics strategies. In addition, global risks to the supply chain relating to climate effects, which impact maritime transport (such as the low water levels in the Panama Canal), continue to adversely affect global freight prices. Likewise, geopolitical tensions in Europe, the Middle East and China, as well as continued trade tensions between China and the United States, could generate new risks to the supply chain and corresponding increases in freight prices. All of these global freight disruptions, could potentially affect our business and results of operations, since some of the raw materials we use are sourced internationally and could therefore be affected by global freight disruptions or increased pricing.

Risks Relating to Peru

Political, social and economic developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.

All of our operations and customers are located in Peru. Accordingly, our business, financial condition and results of operations depend on the level of economic activity in Peru. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government, and by other economic and political developments in Peru, including devaluation or depreciation, currency exchange controls, inflation, economic downturns, political instability, corruption scandals, social disturbances and terrorism.

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

In 2024, illegal mining in Peru continued to pose serious environmental, social and economic challenges, particularly in the Amazon region. Despite government crackdowns, unregulated gold mining operations expanded, driven by high global demand and limited enforcement capacity. These activities led to widespread deforestation, mercury contamination of rivers, and negative impacts on Indigenous communities. The infiltration of organized crime into illegal mining operations has exacerbated insecurity and violence, further hindering economic development and deterring investment, therefore potentially affecting our business and results of operations.

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

President Boluarte’s mandate is currently scheduled to end in 2026. However, the political opposition in the Peruvian Congress remains strong, which could lead to impeachment motions being presented to the Peruvian Congress against President Boluarte during the remainder of her term. In addition, the Peruvian government may seek to modify and reform the Peruvian Constitution to expand the role of the government in activities currently undertaken by the private sector in accordance with statements made during the campaign of former President Castillo. Although it is expected that a majority of the Peruvian Congress would oppose certain new policies and reforms, we can provide no assurance that policymaking by the government will not be unpredictable. We cannot assure you whether President Boluarte or any of her successors will pursue business-friendly and open-market economic policies that stimulate economic growth and stability, and that measures negatively impacting private investment, such as higher taxation or exchange controls, will not be implemented.

Variations in economic indicators such as inflation, GDP, the balance of payments, the appreciation and depreciation of the national currency, access to credit, interest rates, investment and savings, consumption, spending and fiscal income and employment rates, among other variables, over which we have no control, could affect the development of the Peruvian economy and, therefore, could adversely affect our business, financial condition and results of operations.

Despite Peru’s ongoing economic growth and continued stabilization, the social and political tensions and high levels of poverty and proper employment continue. Future government policies to preempt or respond to social disturbances could adversely and materially affect the Peruvian economy and our business.

A depreciation or devaluation of the sol could have a material adverse effect on our business, financial condition and results of operations.

A significant depreciation or devaluation of the sol may affect us due to the fact that our revenues are denominated in soles while 20.5% of our costs, as of December 31, 2024, was denominated in U.S. dollars. As a result, we are exposed to currency mismatch risks. We expect to continue reducing our U.S. dollar-denominated costs, since we stopped requiring imported clinker when our new kiln came on line during the second half of 2023. Nonetheless, a depreciation or devaluation of the sol against the U.S. dollar and increased exchange rate volatility would increase the cost of our debt service obligations which could have a material adverse effect on our business, financial condition and results of operations.

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

However, we cannot assure you that the Peruvian government will not institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could have a material adverse effect on our business, financial condition and results of operations and restrict our access to international financing. In addition, any such restrictive exchange rate policy could require us to seek an authorization from the Peruvian government to make payments in U.S. dollars, which, in turn, could materially and adversely affect our ability to pay dividends on our common shares to holders of the American Depositary Shares (“ADSs”) representing our common shares and to fulfill any contractual obligations we may have to make payments in currencies other than soles.

Increased rates of inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our business, financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the BCRP, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers. Although inflation was 2.1% for 2024, below the previous five-year average of 4.4%, inflation rates in Peru may rise in the future as a result of supply shocks, including rises in prices of energy, increased freight costs, and/or an increase in domestic demand. In addition, geopolitical conflicts, such as the war between Russia and Ukraine and trade tensions between the United States and Mexico, Canada,China, and other countries, are likely to exacerbate inflationary pressures.

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

Severe weather conditions and other natural disasters in areas in which we operate may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, which affected both 2023 and 2024, include flooding and the destruction of fish populations and agriculture, and, accordingly, have a negative impact on Peru’s economy. For example, in March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and landslides, which severely damaged some areas in the north of Peru. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure and flooding of roads.

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

Climate change may have an adverse impact on the regions where our operations are located. Some of the risks of climate change include heavy precipitation or extremely high temperatures. Extreme precipitation, leading to floodings, may damage the roads and potentially reduce our productivity and increase our costs. Roads blocked as a consequence of floods could also affect our ability to both ship our finished products and receive raw materials, negatively affecting our business and results of operations.

The Peruvian economy could be adversely affected by economic developments in regional or global markets.

Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. Peru’s economy is highly susceptible to fluctuations in regional and global markets due to its significant dependence on commodity exports, particularly minerals. A decline in global demand or disruptions in international trade could lead to reduced export revenues and, in turn, government income. Additionally, tighter financial conditions or geopolitical instability can trigger capital outflows, currency depreciation, and inflationary pressures, affecting private and public investment and exacerbating social inequality in the country. Recently, Peru has experienced the effects of fluctuating commodity prices, decreased export volumes and foreign direct investment, resulting in a decline in foreign reserves and an increase in its current account deficit. Adverse developments in regional or global markets or a perceived increase in risks associated with investing in emerging markets could adversely affect the Peruvian economy and, consequently, our business, financial condition and results of operations.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2024, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 72.8% of Peru’s total exports, according to the figures published by the BCRP. Changes in commodity prices in the international markets may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining operations. Lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

Corruption and ongoing high-profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

Starting in 2017, Peru has suffered a series of government institutional crises due to, among other things, several corruption scandals involving prominent political figures, mainly past Presidents, and some large construction companies. Some of these corruption scandals resulted in impeachment or resignations, such as that of former President Pedro Pablo Kuczynski in 2018 and former President Martín Vizcarra in 2020, and more recently former President Pedro Castillo in 2022.

In addition, several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained.   President Boluarte is currently under investigation for alleged illegal campaign contributions in2021 and for appointing political allies to public positions, including her brother Nicanor who was recently arrested. Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies and their Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian economy, hinder the growth of the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

Although recent history indicates that the macroeconomic stability of the country may remain unaffected by political turmoil, we cannot provide any assurance that political turmoil will not in the future have a material effect on the political or economic stability of the country, and therefore, could have a material adverse effect on our business, financial condition and results of operations.”

The surge in extortion-related crime may undermine public security and stability in Peru, posing operational risks and potential disruptions to our business and results of operations.

In 2024, extortion became a pervasive threat across Peru, with reported cases escalating to over 22,800—more than quadruple the number from 2017. Organized crime groups targeted a wide array of sectors, including transport, retail, and education, often employing violent tactics to enforce their demands. Despite government measures like declaring states of emergency and deploying military forces, the persistence of these crimes underscores the challenges the country faces in restoring public security and trust. Our customers, which are small business owners, are currently suffering from these extortions, therefore affecting their ability to purchase cement, due to decreased disposable income

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three main groups, which together supply most of the cement consumed in the country, although there are smaller producers and some imports. In August 2024, Holcim Ltd., a Swiss-based company, entered the Peruvian construction market with the acquisition of two Peruvian companies (Compañía Minera Agregados Calcareos S.A. (Comacsa), and Mixercon S.A.,, one of the former cement grinding facilities with concrete located in the Lima area).  At the beginning of 2025, it also purchased Compañía Minera Luren, specialized in the marketing of quicklime and silico-lime bricks. In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

We may face increased competition if the other Peruvian cement manufacturers, despite incremental freight costs, expand their distribution of cement to the northern region of Peru, or if they develop a cement plant in the north, particularly if the cement markets in Lima or other areas of Peru become saturated. In the past, some foreign cement manufacturers have announced plans to build cement plants in the central region of the country. If competition intensifies in the central region of Peru as a result of the construction of any such plants or otherwise, it may have price repercussions in our market.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as auto-construcción. We estimate that in 2024, auto-construcción accounted for approximately 74.8% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all, as the economy continues to be affected by external factors such as inflationary pressure, and political uncertainty continues.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2024, approximately 15.3% of our cement sales were derived from private construction (other than auto-construcción) and 9.9% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, spending was directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan. This Plan had an approved budget of S/25.7 billion (US$7.6 billion), and in June 2020, the Peruvian government signed an agreement with the government of the United Kingdom, for the execution of a package of S/7 billion. Through the agreement, the United Kingdom provided the structure, strategy and governance processes necessary for the timely delivery of all works, promoting efficiency and avoiding corruption. This agreement expired on December 31, 2023. However, we cannot assure you that public spending for construction projects will continue in the upcoming years. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy, as well as third-party raw materials.

Electricity and coal account for a significant percentage of our production costs. In 2024, the cost of electricity represented approximately 14.3% of our cement production costs, compared to 16.0% in 2023 and 14.2% in 2022, and coal represented approximately 17.0% of our cement production costs in 2024, compared to 23.1% in 2023 and 16.8% in 2022. We use a substantial amount of coal in our production process. Most of the coal we use is anthracite coal which we purchase from domestic suppliers and import a small amount of bituminous coal from suppliers primarily in Colombia, in each case, at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. (“Electroperú”), a government-owned company, to serve the electricity requirements of our Pacasmayo and Piura facilities until 2026. We have also entered into a supply agreement with Electro Oriente S.A. (“ELOR”) to supply the Rioja facility until December 2025 (subject to extension). During 2023, there was a disruption in the energy supply in the Rioja facility, initially estimated as maintenance works that should have lasted 2 to 3 days, but that ended up lasting around seven weeks. During this period, we were unable to operate our plant and had to transport the cement from our coastal plants in order to satisfy demand, resulting in increased costs.

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

In recent years, we have experienced electricity rationing, limiting our use of electricity to certain times of the day. In such cases, we were forced to readjust our production schedules in order to ensure that our production process was not interrupted. In the event of any future rationing of electricity, we may not be able to readjust quickly enough, and our production process may be interrupted. Future shortages or efforts to respond to or prevent shortages, such as rationing, may adversely impact the cost or supply of electricity for our operations.

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

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2024, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 2.7%, compared to approximately 5.3% in 2023. Moreover, although we expanded our clinker capacity in 2023, we continue to use a small amount of imported clinker, representing 4.8% of our cement production costs, compared to 4.0% in 2023. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2024, approximately 84.2% of our total cement and all of our quicklime was produced at our Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in the operation of our Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations.

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

Mining is an important part of the Peruvian economy. As of December 31, 2024, mining and oil and gas accounted for approximately 11.5% of the country’s GDP, according to the BCRP. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In recent years, Peru has experienced protests against mining projects in several regions around the country. For example, since 2019, there have been on-and-off conflicts in Las Bambas between local communities and China Minmetals Corp, resulting in road blockages and halt in operations repeatedly throughout this period, and is still ongoing. We conduct some extraction activities in our quarries and operate in areas close to local communities. Although we have historically had very good relationships with the local communities where we operate and nearby, we provide no assurance that this will continue to be the case in the future. During 2022, certain local communities made social demands relating to agriculture, transportation, mining, which caused instability.

Illegal mining has also generated conflicts. During the last three years, Compañía Minera Poderosa, a gold mining company operating in Peru, has suffered repeated attacks by illegal miners colluding with national and foreign criminal organizations. See also ““—Risks Relating to Peru Political, social and economic developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.”

Social conflicts in the future for reasons detailed elsewhere in this annual report may have an effect on the Peruvian economy, and on our business and results of operations.

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

Our business is subject to extensive regulation in Peru, including, among others, relating to tax, environmental, labor, health and safety, and mining matters, including mining royalties. We believe that our facilities are currently operating in all material respects in accordance with all applicable concessions, laws and regulations. Future regulatory changes, changes in the interpretation of such regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that regulatory changes in the future will not adversely affect our business, financial condition and results of operations.

Any dispute with the labor unions that represent our employees could have an adverse effect on our business, financial condition and results of operations.

As of December 31, 2024, approximately 19.7% of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

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

In January 2019, we issued an aggregate of S/570 million in debt securities in two issuances under our local bond program: one in the aggregate principal amount of S/260 million bearing interest a rate of 6.68750% with a term of 10 years, and another in the aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% with a term of 15 years. These issuances contain covenants limiting our ability to incur additional indebtedness. And, in 2021, we entered into a “club deal” loan in the amount of S/ 860 million, which also contains restrictive covenants, as well as financial covenants requiring us to meet certain financial ratios tests. Failure to meet or satisfy any of these covenants could result in an event of default under the indenture, the agreements governing our local bonds or our “club deal” loan.

Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.

Our operations are to a certain extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyberattacks. Although we take actions to secure our systems and electronic information through cybersecurity tools, backup and recovery solutions, procedures and policies which are based on Cybersecurity framework NIST 1.1 and ISO/IEC 27001:2013, have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient since cybersecurity threats continue to evolve. Any significant information leakage or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operations. Our insurance does not cover any risk associated with any cyber-security risks.

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

As of March 31, 2025, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In November 2013, the Peruvian Securities Commission and a committee of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Good Corporate Governance Code for Peruvian Companies.” Although we have implemented a number of these measures, we are not required to comply with the corporate governance guidelines by law or regulation, only to disclose whether or not we are in compliance.

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

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2025, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through Inversiones ASPI S.A.(“ASPI”), as of that same date, Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo. S.A.A.

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

The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

●	In 2009, we created Fosfatos del Pacífico in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as “Mina Raul,” which were previously leased to a third party, for US$28.0 million.

●	In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed the ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura, adding 1.6 million metric tons of annual cement production capacity. In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	In March 2017, we completed the spin-off of Fostatos del Pacífico.

●	In December 2017, our board of directors resolved to focus our strategy on our core business of developing cement and building solutions. In furtherance of this strategy, we have focused on disposing of our non-core investments. In the fourth quarter of 2017, we discontinued our brine project.

●	In March 2018, we launched our new brand image and updated its vision: to further enhance our position as a leader in developing building solutions and innovations that anticipate the needs of our clients and that contributes to the progress of our country.

●	During 2018, we implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to our activities.

●	In November 2018, we launched an offer to purchase for cash a portion of the US$300 million principal amount of our outstanding 4.50% Senior Notes due 2023. The offer expired on December 7, 2018 and we purchased a total of US$168,388,000, or approximately 56.13% of the total outstanding amount of our 4.500% Senior Notes due 2023.

●	On January 8, 2019, the General Shareholders’ Meeting approved the creation of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, we issued an aggregate principal amount of S/570 million in debt securities under our local bond program: one in the aggregate principal amount of S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and the other in the aggregate principal amount of S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase a portion of our 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	In 2020, we were included on the Dow Jones Sustainability (“DJS”) MILA Pacific Alliance Index for the second consecutive year. This index is made up of those companies that demonstrate superior performance among their peers based on social, environmental, and economic criteria.

●	In 2021, given the exponential growth in the demand for cement, in October 2021, the optimization of the capacity of our Pacasmayo plant was approved, in order to produce an additional estimated 660,000 metric tons of clinker, and thus reduce the consumption of imported clinker.

●	In 2022, for the fourth consecutive year, we managed to be part of the annual DJS MILA Pacific Alliance Index, achieving a score of 79 points, which was an improvement of four points compared to the previous year. We were the only Peruvian cement company present in DJS MILA Pacific Alliance Index for 2022. During 2022, we implemented the ISO 37301 compliance management system, obtaining the certification in January 2023.

●

In 2023, we finished investing approximately US$ 83.5 million in a more efficient kiln for our Pacasmayo plant. This investment is fully aligned with our medium- and long-term strategy as it demonstrates on the one hand, our firm belief in the future growth of our country and, on the other hand, our commitment to carbon neutrality, as this new kiln lowers our emissions. In addition, for the fifth consecutive year we were part of the annual DJS MILA Pacific Alliance Index and for the fourth consecutive year we were included in The Sustainability Yearbook 2024. This yearbook includes companies that obtain a score in the top 15% of their sector worldwide and present a difference of less than 30% with respect to the Global ESG score of the leader.

●

In 2024, we were included again on the annual Dow Jones Sustainability Index (DJSI MILA), and we continue to be the only Peruvian cement company present in this prestigious index. Additionally, for the fifth consecutive year, we were included in The Sustainability Yearbook 2025.

Capital Expenditures

We expect to spend approximately S/ 80 million per year over the next three years on recurring capital expenditures necessary to operate our plants and equipment. The table below sets forth our total capital expenditures incurred in 2024, 2023 and 2022.

	Year ended December 31,
(in millions of S/)	2024	2023	2022

Pacasmayo plant projects	30.1	251.1	149.7
Concrete and aggregates equipment	37.0	18.2	18.8
Rioja plant projects	6.6	9.4	4.5
Piura plant projects	15.8	17.6	17.1
Other investing activities	7.4	3.0	-
Total	96.9	299.3	190.1

B.	Business Overview

Overview

We are a Peruvian cement company, and the only cement manufacturer serving in the northern region of Peru. With more than 67 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2024, our cement, concrete and precast shipments were approximately 2.8 million metric tons, representing an estimated 22.8% share of total cement shipments in Peru according to INEI. Our sales volumes in 2024 decreased by 3.7% compared to 2023. We believe the construction sector has significant potential to grow with the continued deficit in infrastructure and the persistent housing deficit in the country, as well as the reconstruction of northern Peru following Cyclone Yaku in the first half of 2023.

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

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 289 independent retailers and 315 hardware stores as of December 31, 2024, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2024	2023	2022
Economic data(1):
Change in GDP	3.2%	(0.7)%	2.9%
Change in construction sector in Peru	3.5%	(8.0)%	3.5%
Operating data:
Capacity (thousands of metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	3,035	3,035	2,780
Production (thousands of metric tons):
Cement production	2,832	2,946	3,436
Clinker production	2,123	2,097	2,198
Utilization rate at Pacasmayo plant(2):
Cement	57.5%	57.1%	61.0%
Clinker	72.5%	61.6%	62.3%
Utilization rate at Rioja plant(2):
Cement	72.8%	58.8%	69.8%
Clinker	83.7%	69.0%	85.7%
Utilization rate at Piura plant(2):
Cement	52.7%	64.5%	85.1%
Clinker	61.5%	80.7%	100.0%

Gross profit (S/ million)	728.5	689.4	652.0
Gross profit margin(3):	36.8%	35.4%	30.8%
EBITDA (S/ million)	549.3	481.8	493.9
EBITDA margin(4)	27.8%	24.7%	23.3%
Adjusted EBITDA(5) (S/ million)	549.3	518.3	493.9
Adjusted EBITDA margin(6)	27.8%	26.6%	23.3%
Profit (S/ million)	198.9	168.9	176.8
Profit margin	10.1%	8.7%	8.4%

(1)	Source: BCRP.
(2)	Utilization rate is calculated by dividing production for the specified period by installed capacity of that period.
(3)	Gross profit margin is equal to gross profit as a percentage of net sales.
(4)	EBITDA margin is equal to EBITDA divided by sales of goods.
(5)	Adjusted EBITDA is equal to EBITDA minus the effect of the impairment of our vertical kilns.
(6)	Adjusted EBITDA margin is equal to adjusted EBITDA divided by sales of goods.

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

The following table sets forth the reconciliation of our profit to EBITDA and adjusted EBITDA:

	Year ended December 31,
	2024	2024	2023	2022
	(in millions of US$)(1)	(in millions of S/)	(in millions of S/)	(in millions of S/)

Net profit	52.8	198.9	168.9	176.8
Income tax expense	25.9	97.3	76.8	85.6
Finance income	(1.7)	(6.3)	(7.2)	(3.3)
Finance costs	26.6	100.3	104.0	95.2
(Gain) Loss from exchange difference, net	0.3	0.9	(4.9)	1.1
Depreciation and amortization	42.0	158.2	144.2	138.5
EBITDA	145.9	549.3	481.8	493.9
Impairment of vertical kilns	—	—	36.6	—
Adjusted EBITDA	145.9	549.3	518.3	493.9

(1)	Calculated based on an average accounting exchange rate of S/3.764 to US$1.00 as of December 31, 2024.

Peruvian Cement Market

Peru had GDP growth of 3.2% in 2024, mainly due to the recovery of primary sectors, particularly metallic mining, fishing and related manufacturing, as well as an increase in construction supported by higher public investment. Additionally, lower demand for non-traditional exports, mainly due to less demand from the North American market, affected external sector performance. Furthermore, climatic anomalies and supply chain disruptions posed challenges to production in key industries, contributing to volatility in private sector income and business confidence. From 2020 to 2024, GDP grew at a compound annual growth rate (“CAGR”) of 4.6%. Growth during this period was accompanied by low inflation, which averaged 4.4% per year. In addition, as of December 31, 2024, the government had accumulated foreign exchange reserves of approximately US$83.2 billion, and the sovereign’s long-term debt rating was investment grade from each of the three major international credit rating agencies. This economic growth resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 27.2% in 2022.

We sell substantially all our cement in the northern region of Peru, which in 2024 accounted for approximately 32.8% of the country’s population and 19.9% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 1.7% of all the cement consumed in the country coming from imports, and approximately 3.4% coming from a small domestic producer. From 2020 to 2024, total cement consumption in Peru increased 4.8% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.7 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2024 sales to the auto-construcción segment accounted for approximately 74.8% of our total sales of cement, private construction projects accounted for 15.3%, and public construction projects accounted for the remaining 9.9%. Approximately 84.3% of our total cement sales in 2024 were in the form of bagged cement, substantially all of which was sold through retailers.

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

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and the ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Since 2009, every year we have been selected as part of the Good Corporate Governance Index of the Lima Stock Exchange (recently renamed S&P/BVL Peru General ESG Index), designed to measure the performance of securities in the S&P/BVL Peru General Index that meet sustainability criteria. Furthermore, we were included for the sixth consecutive year as part of the 2024 DJSI MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders. In February 2025, we were selected to be part of The Sustainability Yearbook 2025, for the fifth consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. With around 7,690 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

These factors helped us generate EBITDA of S/549.3 million during 2024, the highest in company history. This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Leader in attractive and expanding market with solid macroeconomic fundamentals

We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of our cement in the region. In 2024, the northern region accounted for approximately 32.8% of the country’s population and 19.9% of its GDP. From 2020 to 2024, GDP in the northern region increased at a CAGR of 3.9%. During the same period, our cement sales volume grew at a CAGR of 2.5%, above northern region GDP mainly due to the resilience of the auto-construcción segment, driven by high employment levels in the agriculture, fishing and services sectors, which are prominent in the North.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 289 independent retailers and 315 hardware stores as of December 31, 2024, primarily small, local stores in the northern region, through which we distribute our cement products, as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

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

Emphasis on innovation and research and development

We place significant emphasis on research and development to ensure our products meet the needs of consumers in our market and to improve the efficiency of our operations. For example, we have developed cement products suitable to coastal construction that tend to be more exposed to erosion from sulfate. Moreover, we have recently developed an HE (High Early-Strength) cement, intended to gradually replace traditional Portland cement. This novel cement formulation adheres to the ASTM C1157 standard and has a reduced clinker content, with approximately 8% reduction when compared to the traditional Type I cement. Initially, the HE is targeted for the handcrafted precast segment but is part of an ambitious product development strategy to expand its use across other business units. We believe that, by educating retailers and end consumers of these attributes of our products, we have been successful in building demand and realizing higher margins for our differentiated product offering.

In terms of innovation, we have embraced digital transformation as a strategic pillar to close technological gaps in the construction sector, enhance competitiveness, and deliver innovative, customer-centered solutions. Through initiatives like Mundo Experto, the company empowers construction workers via Construye Experto, a platform with over 68,000 users and 85,700 hours of training. In the industrial segment, our Pacas Pro platform stands out by offering comprehensive and innovative tech-driven solutions, achieving 81% customer satisfaction in concrete services.

Additionally, we have launched user-focused initiatives such as Metros Habitables and Ayu, aimed at improving the auto-construcción processes and facilitating access to building materials without the incurrence of debt. Internally, Pacasmayo fosters organizational innovation and has strengthened its data and AI strategy, reaching an advanced level of digital maturity. This comprehensive transformation reflects our commitment to building a more efficient, sustainable, and people-centered future in construction.

Strong relationship with local communities

Since we began operations over 67 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students as well as UTEC, a leading technical university. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup.

We are committed to building the future by strengthening opportunities in the communities where we operates. In 2024, the Community Relations team established four strategic objectives with short-, medium-, and long-term goals (2024–2030). A key part of this strategy is fostering trust-based relationships, guided by principles such as the Community Engagement and Good Conduct Decalogues. We have also embarked in a project to improve the infrastructure conditions of houses through the replacement of dirt floors with concrete floors to contribute to improving the quality of life and habitable conditions in our areas of direct influence.No community conflicts were reported in 2024, reflecting the effectiveness of these measures.

Highly experienced and professional management and board of directors

Our management team, with an average of 13 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes business leaders from Peru and abroad.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering six different types of cement products, under two brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others. Moreover, in 2018 we launched a new corporate image and future vision, transforming ourselves from a cement producer to a building solutions company. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. For the industrial segment and under our PacasPro brand, we continue with the digitalization of the purchasing process and of the use of our products and services. For our mass channel and self-builders we have Mundo Experto, an ecosystem that integrates physical and digital solutions, improves the purchasing experience and contributes to the professionalization and formalization of the construction market. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes. During 2023, the company began the reconstruction of the two runways and the perimeter fence of Piura Airport, not only as a cement and concrete provider, but with direct involvement in the construction, as well as part of a consortium. The modernization of the airport aims to stimulate the tourism industry in the region and exceed the 1.08 million passengers transported during 2023.

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

Continue to strengthen our enterprise risk management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption, bribery and money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks. Along these lines, since 2018, we have implemented the ISO 37001 Anti-bribery management systems obtaining the certification every year since 2019. This certification confirms that our management system is designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. We believe this certification reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance. Also, to continue to strengthen our management systems, during 2022 we implemented the ISO 37301 compliance management system, obtaining certification in January 2023, with a first audited follow-up in September 2023. The second follow-up audit of the ISO 37301 (conducted with AENOR) was carried out on August 14 and 15, 2024.

Maintain high environmental, social and governance standards

We are committed to maintaining high environmental, social and corporate governance standards. We are focused on developing and strengthening a favorable social environment for the continuity and growth of our operations, prioritizing our social investment in innovative education, health and local development programs in coordination with other stakeholders to contribute to sustainable development. Since 2009, every year we have been selected as part of the S&P/BVL Peru General ESG Index (formerly known as the Good Corporate Governance Index of the Lima Stock Exchange), designed to measure the performance of securities in the S&P/BVL Peru General Index that meet sustainability criteria. Furthermore, we were included for the sixth consecutive year as part of the 2024 DJSI MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

In 2023, we launched the EcoSaco, a cement bag that completely disintegrates within the concrete mix, generating zero waste. For us, this is much more than a cement bag, it’s a solution that has the potential to revolutionize the market, particularly the auto-construcción segment. As with any transformational change, it requires much effort in order to gradually change culturally established paradigms and consumer habits. This is precisely why we are so glad that the EcoSaco won the Semana Economica ESG Sustanaibility Price, both in the Sustainable Product Innovation Category and the Grand Prize, awarded to the project with the greatest environmental, social and economic impact. The EcoSaco also obtained the “Gran Effie”, as well as a Gold Effie that was awarded in the “Innovation in product marketing” category and a Silver Effie in the “Positive change in the environment” category. The Effie awards are a symbol of outstanding achievement, recognized worldwide, that honor all types of effective marketing.

In February 2025, we were selected to be part of The Sustainability Yearbook 2025, for the fifth consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score. With around 7,690 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability. This achievement is a recognition of our extraordinary efforts to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2024, Cement, concrete, mortar, pavement and precast accounted for 96.4% of our net sales and quicklime accounted for 0.7%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2024 represented 2.9% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,
(in thousands of metric tons)	2024	2023	2022
Cement, concrete, mortar, pavement and precast	2,846	2,953	3,432
Quicklime	18	30	46

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,
(in millions of S/)	2024	2023	2022
Cement, concrete, mortar, pavement and precast	1,906.8	1,850.2	1,963.8
Construction Supplies (1)	56.9	74.1	114.0
Quicklime	14.2	25.7	37.9
Others	0.2	0.1	—
Total	1,978.1	1,950.1	2,115.7

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Cement

Cement is a powdered mixture of ground minerals that, when mixed with water, adheres to other materials and hardens to form a rock-like substance. Cement is generally mixed with other materials, such as gravel and sand, forming concrete with a high degree of compressive strength that is able to withstand substantial pressure.

Cement types are generally classified as either Portland cement or blended hydraulic cement. Portland cement is a hydraulic cement produced by pulverizing clinker, consisting essentially of crystalline hydraulic calcium silicates and calcium sulfate. Blended hydraulic cement consists of a mixture of Portland cement clinker and mineral admixtures, such as blast furnace slag, pozzolanic materials and limestone

We produce predominantly blended cement, which represented 84.0% of our cement sales in 2024. Cementos Pacasmayo has been promoting the use of blended cement in the Peruvian market for over 25 years. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 71.5%, below the average value for similar producers globally of approximately 77.6%, according to ‘Getting the Numbers Right (GNR)’ by the Global Cement and Concrete Association (the “GCCA”) in 2021.

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer seven types of cement products, each designed for specific applications and various technical requirements:

●	Type ICo. Extraforte Cement: Portland composite cement (Type ICo) with excellent workability and compressive strength. Suitable for general construction, flooring, and structural applications. It has a lower carbon footprint due to mineral additions. This cement is widely used in northern Peru, known for its versatility, ease of application, and strong compressive strength development. Ideal for general-purpose use where no special conditions are required.

●	Type HS. Cement used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites.

●	Type HE. High-early-strength cement, optimized for structural elements like columns and foundations. Ideal for precast elements and quick formwork removal. It is a cement with strengths similar to Type I but has a lower carbon footprint.

●	Type GU. Mochica GU:Cement is a general-purpose hydraulic cement, ideal for non-specialized applications. Ensures good workability and consistent performance in construction projects.

●	Type MS. Mochica MS Cement: Sulfate-resistant cement designed for humid and saline soils. Contains mineral additives that enhance durability and protect structures from moisture and salt damage.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products. Commonly used in general construction, but has a higher carbon footprint compared to blended cements.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains. While highly durable, it has a higher carbon footprint than blended cements.

We believe that our Type MS, Type HS and Type V cement products are particularly suitable for construction in the northern coastal region of Peru, where sulfate and chloride concentrations from soil, ground water and sea water affect the durability of construction structures. By educating retailers about the different cement characteristics and conducting marketing campaigns, we believe we have been successful in building demand for our cement products. Our research and development department is also equipped to produce custom-tailored cement products on demand. In addition, through our dedicated research and development team, we have significantly reduced the amount of clinker required for cement production, minimizing capital expenditures and substantially lowering carbon dioxide (CO2) emissions. As a company, our goal is to continue increasing the use of blended cements due to their technical, economic and most importantly, environmental benefits.

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

In 2023, we began certifying all of our products under the rigorous scheme 5 of ICONTEC, an international certification body for products, services and management systems. We obtained this certification for our entire cement portfolio, complying with the most rigorous level for products established by the Supreme Decree that regulates the commercialization of cement in Peru. Product certification is carried out based on the requirements of the Cement Technical Regulations, which establish the characteristics that cement must meet at the production and marketing level. Likewise, the Cement Technical Regulations require that all cement producing and importing companies in Peru comply with the requirements indicated therein in order to be able to market their products. The certification process consisted of a rigorous audit of the quality management system at the production, manufacturing and marketing level in our three plants and at authorized points of sale.

 Furthermore, in 2024, we implemented Environmental Product Declarations (EPDs) for our Extraforte, Fortimax, and Type I cements, making us the first cement company in Peru to achieve this milestone. These declarations align with the latest requirements of Peru’s Sustainable Building Code, reinforcing our commitment to environmental responsibility and sustainable construction practices.

Concrete Products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as precast, bricks, pavers and other precast materials.

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 19 fixed and mobile ready-mix plants.

●	Precast. We produce and sell concrete precast products, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete precast for structural and non-structural uses. Some examples of concrete precast are:

o	New Jersey Walls: safety barriers used to separate traffic flows.

o	Corner block: a product that complements the structures built with our precast, giving better functionality to any corner.

o	Beam block: a product that is used to confine the upper part of walls built with our precast.

o	Concrete pipes: precast reinforced concrete pipes that are installed without the need to open pit ditches or dredging of maritime floors. The main use of concrete pipe is to collect seawater (inlet pipe) and to bring brackish water back out to sea (outfall pipe). For example, we have built a 1.5 kilometer long underwater outfall project for the Talara Refinery, where it is necessary to build a water collection system for its fire and cooling system using concrete pipes.

o	Sheet piles presented and assembled: concrete piles that can be pre-stressed or reinforced (they are two different types of manufacturing) that sink one alongside the other, forming a containment structure, used as riparian defenses. We manufacture pre-stressed and reinforced sheet piles that can form a coastal defense for rivers, ensuring the containment of water during rainy events, reducing the vulnerability of cities to floods.

●	New cement-based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

⮚	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

⮚	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications

⮚	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.

⮚	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.

⮚	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

⮚	Viaforte Type MH: Cement of moderate heat of special hydration for stabilization of soils and road bases. The cement provides greater workability and less risk of cracking on site, also ensuring greater durability to the structure

⮚	Bagged Dry Concrete: Pre-dosed mixture of cement, aggregates (Stone and Sand) and additives, that only requires the addition of water indicated on the package and mixing (manual or mechanical) to be used immediately

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

Extraction of raw materials. To produce cement, limestone/coquina are extracted from our quarries. We use explosives to loosen the limestone and deploy bulldozers to remove dirt and the overburden covering the limestone. We crush the limestone in our primary and secondary cone crusher and the resulting limestone is loaded into trucks and hauled to our Pacasmayo facility from the adjacent quarry where it is stored. In the case of Piura, our surface miner drills out our coquina quarry and then it is also loaded into trucks and hauled to the Piura plant.

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

Clay, Sand and Other Raw Materials and Admixtures

The other raw materials that we use to produce clinker are clay, sand and iron, as well as other admixtures.

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

Coal

We purchase mostly anthracite coal from local suppliers and import small amounts of semi-bituminous coal from local suppliers, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facilities, adjacent to the Salaverry port and in Trujillo, where we have sufficient stock of coal to maintain our production levels for the next year.

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

Energy Sources

Electricity

As of December 31, 2024, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú and for our Rioja facility by ELOR.

We have an electricity supply contract with Electroperú currently valid until 2026. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo and Piura facilities at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

In addition, we have an electricity supply contract with ELOR to supply the Rioja facility, valid until December 2025. ELOR supplies the Rioja facility with 6.7 megawatts of electricity at peak hours and eight megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, inflation, the local price of natural gas, the global price of oil and the import price of bituminous coal

Other Production Materials

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

In 2024, approximately 84.3% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 15.7% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of 315 hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2024 were approximately S/9.1 million, or 0.46% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

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

We have been working consistently in recent years to focus time and attention on our client’s needs, in an effort to go beyond just selling cement and its byproducts, to providing solutions and innovating. Consequently, we were well-positioned to leverage these initiatives during the ongoing pandemic period. The self-construction segment has been the primary driver behind the growth in sales volume during 2024. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed Mundo Experto, which is a virtual ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder.

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

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, Caliza Cemento Inca and Mixercon. The south is principally served by Cementos Yura. In 2024, our cement shipments were approximately 2.8 million metric tons, representing an estimated 22.8% share of total cement shipments in Peru according to INEI.

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

For concessions granted until 2008, the following rules apply:

●	the minimum annual production target is equivalent to one tax unit (approximately S/ 5,350 or US$1,421) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$142) per year per hectare, in the case of non-metallic mining concessions;

●	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

●	if the minimum production level is not achieved within that period, an annual penalty equivalent to 2% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the fifteenth year, an annual penalty equivalent to 5% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the twentieth year, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

●	if the minimum production level is not achieved by the end of the thirtieth year, the mining concession expires.

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

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declared the Mining Royalty should be calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement, for the years 2008 and 2009. This contradicted what was established by the Constitutional Court mentioned above. By virtue of the foregoing, the Company initiated two legal proceedings: (i) a constitutional proceeding for the complaint of repression of homogeneous harmful acts, filed on March 31, 2021; and (ii) a contentious-administrative lawsuit filed through the ordinary jurisdiction, seeking the annulment and refund of amounts, filed on June 22, 2021.

As of the date of this annual report, both processes have been resolved in favor of the Company. As a result such resolution, the SUNAT should, either directly or through enforcement, return the amounts paid by the Company in respect of the Tax Court Resolution described above, amounting to S/29,559,000. As of the date of this annual report, we are awaiting the aforementioned refund and the Company is taking the corresponding legal actions for the recovery of such payments, which, in the opinion of management and its external legal advisors, has a very high probability of obtaining a favorable result.

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

The Law on Integrated Solid Waste Management approved by Decree Law No. 1278 and its regulations approved by Supreme Decree No. 014-2017-MINAM and its amendments, seek to ensure the constant maximization of efficiency in the use of materials, and to regulate the management and handling of solid waste, which includes the minimization of the generation of solid waste at the source. the material and energy recovery of solid waste, as well as the proper final disposal of the same.

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

The Regulations of the Framework Law on Climate Change were approved on December 31, 2019, by Supreme Decree No. 013-2019-MINAM. The objectives set out in these Regulations will be achieved through the implementation of climate change adaptation and mitigation measures, the creation of systems that contribute to the accounting of carbon dioxide emissions, the reduction of carbon dioxide emissions and the promotion of private sector participation in implementation. of sustainable and low-carbon projects. As of the date of this annual report,, however, no concrete measures or targets have been set, nor have any deadlines been set for their implementation.

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

On December 27, 2024, President Dina Boluarte announced that, effective January 1, 2025, the minimum monthly wage would be increased by S/105, bringing it to S/1,130.

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

Cementos Pacasmayo S.A.A. is part of the Hochschild Group. As of March 31, 2025, Eduardo Hochschild, directly and indirectly, owned and controlled 38.32% of the shares of Hochschild Mining plc. Through ASPI, as of that same date, Eduardo Hochschild, directly and indirectly, owned and controlled 50.01% of the outstanding common shares of Cementos Pacasmayo.

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

●	Soluciones Takay S.A.C. is a platform that connects families that want to build with certified professionals.

●	150Krea Inc., a company incorporated in June 2021 in the United States, is engaged in providing leasing services for intangible assets. It is not currently in operation.

●	Corporación Materiales Piura S.A.C. is a non-operating company that owns some mining properties located in Piura.

Other immaterial, operating subsidiaries

●	Créalo 150 Solutions: Business and information systems consulting.

Participation in Consortia

●

Consorcio Constructor del Norte del Perú began operating during 2023 and is mainly dedicated to the rehabilitation and improvement of the runway, as well as the  installation of the perimeter fence at Piura airport.

D.	Property, Plant and Equipment

Properties

We own our headquarters office in Lima, Peru, at Calle La Colonia 150, Urbanización El Vivero, Surco. We also own our plants, warehouses, transportation facilities and the office space at our production facilities, including our workers’ facilities. In addition, we own warehouse occupying approximately 25,000 square meters at the Salaverry port facility.

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

Pacasmayo Facility

As of December 31, 2024, our Pacasmayo facility had four horizontal kilns, which produce clinker (one of which also currently produces quicklime), and an additional Waelz rotary kiln that produces quicklime. One of these horizontal kilns with a total installed annual clinker production capacity of 660,000 metric tons was added in 2023. In addition, we formerly had six vertical shaft kilns with a total installed annual clinker production capacity of 465,120 metric tons. We made a provision for the impairment of these vertical shaft kilns at the end of 2023. As a result of these changes, the current clinker capacity at our Pacasmayo plant is 1,755,600 metric tons. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric tons. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2024, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

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

Other Facilities

We also have 22 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Pacasmayo, Tarapoto and Tumbes, among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2024, our ready-mix operations had 175 mixer trucks, 34 concrete pumps and two pavers available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

(in thousands of	As of and for the year ended December 31,
metric tons,	2024			2023			2022
except percentages)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:
Pacasmayo facility	2,900	1,668	57.5%	2,900	1,656	57.1%	2,900	1,768	61.0%
Piura facility	1,600	843	52.7%	1,600	1,032	64.5%	1,600	1,361	85.1%
Rioja facility	440	320	72.8%	440	259	58.8%	440	307	69.8%
Total	4,940	2,832	57.3%	4,940	2,946	59.6%	4,940	3,436	69.6%
Clinker(2):
Pacasmayo facility	1,756	1,273	72.5%	1,756	1,098	61.6%	1,500	935	62.3%
Piura facility	990	609	61.5%	990	799	80.7%	1,000	1,023	100.0%
Rioja facility	289	242	83.7%	289	200	69.1%	280	240	85.7%
Total	3,035	2,123	70.0%	3,035	2,097	68.5%	2,780	2,198	79.1%
Quicklime(3):
Pacasmayo facility	240	19	7.9%	240	29	12.1%	240	46	19.2%

(1)	Utilization rate is calculated by dividing production for the specified period by installed capacity.
(2)	Clinker capacity has been estimated using 330 production days.
(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

Figure 1 General map of the mining properties and industrial facilities of Cementos Pacasmayo S.A.A. and subsidiaries

Salmueras Sudamericas S.A., a subsidiary of Cemento Pacasmayo S.A.A., during 2024 consisted of the following mining properties: Lobos 10, Lobo 12, Lobos 16, Lobos 17, Lobos 18, Lobos 19, Lobos 6, Lobos 7, Lobos 9 and Ñamuc 1.

General description of mining properties and operations

Cementos Pacasmayo’s access to its mining properties in Peru are obtained through mining rights granted by the INGEMMET.

Mineral properties in Peru are classified according to the type of material (i.e. metallic and non-metallic).

Cementos Pacasmayo has mining properties in exploration, development and production stages. Cementos Pacasmayo has three material properties (Tembladera, Virrilá, and Tioyacu), all of which are in the production stage.

Table 1 provides an overview of Cementos Pacasmayo’s material properties, including relevant information for each quarry.

Table 1 Main mining properties of Cementos Pacasmayo S.A.A. and subsidiaries

Mining Property	Mining concessions	Location of the mining concession	Percentage of ownership interests	Operator	Surface area (ha)	Stage of the mining concession	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Production 2024 (Ton)		Production 2023 (Ton)	Production 2022 (Ton)
Tembladera	Acumulación Tembladera	Cajamarca	100%	San Martin Contratistas Generales SA	3,391	Production	Yes	EIA(2) and others	Open Pit / Limestone	Industrial facilities(3)	1,722,804	(4)	1,842,375	1,727,182
Virrilá	UEA(1) Virrilá	Piura	100%	Sechura Ingeniería y Construcción E.I.R.L	38,226	Production	Yes	EIA(2) and others	Open Pit / Coquina	Industrial facilities(3)	901,977	(5)	932,933	1,766,003
Tioyacu	UEA(1) Rioja	San Martin	100%	Cementos Selva S.A.C	9,600	Production	Yes	EIA(2) and others	Open Pit / Limestone	Industrial facilities(3)	267,009	(6)	351,644	421,636

(1)	Unidad Economica Administrativa represents a grouping of two or more mining concessions incorporated to the National Mining Cadastre with definitive character, of the same kind of substance and of the same mining owner.
(2)	Environmental Impact Assessment (EIA).
(3)	Cement plants are governed by the laws of the industrial sector.
(4)	The 2024 production of the Tembladera quarry was lower compared to 2023, due to the limestone requirement of the Pacasmayo plant.
(5)	The 2024 production of the Virrilá quarry was lower compared to 2023, due to the limestone requirement of the Piura plant.
(6)

2024 production from the Tioyacu quarry was lower compared to 2023, no blasting activities were carried out from May to September due to delays from the authority for permits for storage, purchase and use of explosives.

A.	Summary of Mineral Resources and Mineral Reserves

Tables 2 and 3 summarize the mineral resources and reserves, respectively, of the mining properties of Cementos Pacasmayo and its subsidiaries.

Table 2 Summary of Mineral Resources (exclusive of Reserves) of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2024.

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resource		Inferred Mineral Resources
	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)
Limestone:
Acumulación Tembladera	131.1	49.61	39.2	50.58	170.3	49.83	41.3	50.59
UEA Rioja	22.5	48.41	4.9	47.56	27.4	48.26	9.0	50.33
Coquina:
UEA Virrilá	20.5	49.81	30.2	48.94	50.7	49.29	4.4	46.61

*

Table 2 is based on the following cement prices: Tembladera/Pacasmayo (S/648.5 per ton), Virrilá/Piura (S/705.9 per ton) and Tioyacu/Rioja (S/748.3 per ton). The mineral resource estimates are at the point of delivery to the cement plant (point of reference). Also the assumptions (e.g., prices, costs and other economic assumptions) used to establish economic viability during the mineral reserves estimation can be found in the Cementos Pacasmayo S.A.A. and Cementos Selva S.A.C Technical Report Summaries (TRS) 20-F 229.601 (Item 601) Exhibits 96.1, 96.2 and 96.3 of our 2024 20-Ffilling.

Table 3 Summary of Mineral Reserves of Cementos Pacasmayo S.A.A. and subsidiaries’ properties at December 31, 2024.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)
Limestone:
Acumulación Tembladera	75.3	49.85	4.9	50.59	80.2	49.90
UEA Rioja	6.3	51.54	4.9	50.95	11.2	51.28
Coquina:
UEA Virrilá	38.7	51.82	0.6	48.86	39.3	51.77

*	Table 3 is based on the following cement prices: Tembladera/Pacasmayo (S/648.5 per ton), Virrilá/Piura (S/705.9 per ton) and Tioyacu/Rioja (S/748.3 per ton). The mineral resource estimates are at the point of delivery to the cement plant (point of reference). Also the assumptions (e.g., prices, costs and other economic assumptions) used to establish economic viability during the mineral reserves estimation can be found in the Cementos Pacasmayo S.A.A. and Cementos Selva S.A.C Technical Report Summaries (TRS) 20-F 229.601 (Item 601) Exhibits 96.1, 96.2 and 96.3 of our 2024 20-Ffilling.

Acumulación Tembladera Individual Disclosure (229.1304)

Property description

Location

AcumulaciónTembladera property is located in Yonan district, Contumaza province, Cajamarca region, Peru at longitude -79.123393° and latitude -7.245671°. It is located 60 kilometers from the cement plant.

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

The Tembladera quarry can be accessed by air from Lima to Trujillo (1 hour) and by land from Trujillo to Tembladera Quarry. The route is from Trujillo to Pacasmayo (112.6 kilometers), from Pacasmayo to Ciudad de Dios (14.3 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera - Security point (0.8 kilometers), for a total of 747.1 kilometers. The entire route is paved. Alternatively, the quarry can be accessed by air from Lima to Chiclayo, time average 1.15 hours of flight, and from Chiclayo to Ciudad de Dios (86.8 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera – Security point (0.8 kilometers). The entire route is paved.

The Tembladera quarry’s personnel come from the town of Tembladera, adjacent to the quarry. Others come from Cajamarca and La Libertad region.

Personnel from the town of Tembladera are transported to the quarry in buses and pickup trucks.

Mining Concession Ownership and Area

Acumulación Tembladera was granted by Resolution No. 01989-2002-INACC/J of the National Institute of Concessions and Cadastre (Instituto Nacional de Concesiones y Catastro).

The procedure to obtain a mining concession is established in the General Mining Law (Supreme Decree 014-92-EM) and its Regulation Legislative Decree 020-2020-EM.

The mining concession is in the owner’s name of Cementos Pacasmayo S.A.A. and is also registered with the name Acumulación Tembladera as a non-metallic quarry.

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

Figure 4 Diagram of mining process of the Tembladera quarry

The Tembladera quarry has been operating for 67 years. The amount of limestone to be mined is planned annually through the mining plan.

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

Figure 5 Pacasmayo industrial plant process block diagram

The Pacasmayo plant has been in operation for 67 years. The equipment at the Pacasmayo plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo personnel. The Pacasmayo plant is currently being optimized with a modern, state-of-the-art clinker production line in order to increase production. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 of this 20-F filing.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/731,827,338 as of December 31, 2024.

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

Figure 6 Geological section of Tembladera quarry

Resources and Reserves

Table 2 shows the mineral resources at the Tembladera quarry at the end of the 2024 fiscal year.

Table 2 Mineral Resources (exclusive of Reserves) at the end of the 2024 fiscal year based on cement price of S/648.5 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference)

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Grades/ qualities (% Al2O3)	Cut-off grades (% CaO)
Measured resources	131.1	49.61	1.79	1.73	4.59	48.60
Indicated resources	39.2	50.58	1.56	1.39	4.01	48.60
Measured + Indicated resources	170.3	49.83	1.74	1.65	4.46	48.60
Inferred resources	41.3	50.59	1.56	1.39	4.00	48.60

The mineral resources estimation considered the expected price of cement, the complete forecast horizon contemplates 30-year projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 3 shows the mineral reserves at the Tembladera quarry.

Table 3 Mineral Reserves at the end of the 2024 fiscal year based on cement price of S/648.5 per ton. Mineral reserve estimates are at the point of delivery to the cement plant (point of reference)

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Proven reserves	75.3	49.85	0.35	1.51	48.60
Probable reserves	4.9	50.59	0.19	1.27	48.60
Total Reserves	80.2	49.90	0.34	1.49	48.60

The mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Mineral Resources and Reserves at the End of the Fiscal Year

Table 4 shows the difference between the mineral resource estimates at the end of 2024 and 2023.

Table 4 Resources for the last two fiscal years expressed in millions of tons.

	Resources as at Dec. 31, 2024	Resources as at Dec. 31, 2023	Discrepancy
Measured resources	131.1	122.6	Recategorization of inferred resources and restructuring of the model by diamond drilling.
Indicated resources	39.2	34.5	Recategorization of inferred resources and restructuring of the model by diamond drilling.
Measured + Indicated resources	170.3	157.1	Recategorization of inferred resources and restructuring of the model by diamond drilling.
Inferred resources	41.3	75.9	The difference is due to readjustments in the calcareous horizons in the model update process.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601) Exhibit 96.1 filing. All mineral resources are estimated at cement plant. The updated average price is S/648.5 per ton of cement at nominal values, perpetuity is included at the end of the 30-year projection.

Table 5 shows the difference between the mineral reserve estimates at the end of 2024 and 2023.

Table 5 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2024	Reserves as at Dec. 31, 2023	Discrepancy
Proven reserves	75.3	65.5	Mineral reserve estimation for 2024 considered 30 years as LOM due to economic issues of price and cost forecast. Main differences are supported by annual limestone consumption to produce cement.
Probable reserves	4.9	12.3	Recategorization of resources

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Tembladera Quarry and Pacasmayo plant 20-F 229.601 (Item 601) Exhibit 96.1 filing. All mineral Reserves are estimated at cement plant. The updated average price is S/648.5 per ton of cement, average of the 30-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tembladera quarry in its 20-F filed on April 29, 2024. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Tembladera quarry as Exhibit 96.1 of its 20-F filed on April 29, 2024. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.1 of this 20-F filing to ensure the material assumptions are current. The main reasons for this update are prices, costs, cement demand and other economic assumptions. Further details are provided in Exhibit 96.1 of that 20-F filing.

Exploration

Cementos Pacasmayo did not conduct any exploration activity at the Tembladera quarry during the 2024fiscal year.

Virrilá Individual Disclosure (229.1304)

Property description

Location

The Virrilá property is located in the Sechura District, Sechura Province, Piura Region, Peru at longitude -80.758952° and latitude -5.933999°. The concessions are registered in INGEMET (Instituto Geológico Minero y Metalúrgico) as Virrilá 3, Virrilá 4, Virrilá 6, Virrilá 7, Virrilá 8, Virrilá 9, Virrilá 10, Virrilá 11, Virrilá 12, Virrilá 13, Virrilá 14, Virrilá 15, Virrilá 16, Virrilá 17, Virrilá 18, Virrilá 19, Virrilá 20, Virrilá 21, Virrilá 22, Virrilá 23 and Bayovar N° 4 with mining activity.

The area of the mining property is 38,226.00 hectares. The mining rights are granted by INGEMMET of the Energy and Mines Sector through a Presidential Resolution.

Cementos Pacasmayo S.A.A. owns the mining property and it is registered with the name Unidad Económica Administrativa (UEA) Virrilá as a non-metallic quarry.

Cementos Pacasmayo currently has an agreement with the Fundación Comunal San Martin de Sechura for the use of the surface land associated with the production area of the Virrilá quarry.

Piura Cement Plant and UEA Virrilá are shown in Figure 1 while the locations of the UEA Virrilá property and Piura cement plant are shown in Figures 2 and 3, respectively.

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

The Virrilá quarry can be accessed by air from Lima to Piura (1.5 hour) and by land from Piura to Virrilá quarry, along the north Panamerican highway, to the Bayovar intersection and then to the Virrilá quarry. The estimated travel time is 2 hours.

Personnel for the Virrilá quarry come from the town of Sechura, near the quarry. Others are from Piura.

Personnel from the Sechura township are transported to the quarry in buses and pickup trucks. The contractor is responsible for the logistics of personnel operating in the quarry.

Mining Concession Ownership and Area

INGEMMET granted mining rights to Cementos Pacasmayo on March 31, 2016 by Presidential Resolution No. 0147-2016-INGEMMET/PCD/PM including nine (9) non-metallic mining rights in the ¨Unidad Económica Administrativa¨ (UEA) Virrilá, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A.

Presidential Resolution No. 2869-2015-INGEMMET/PCD/PM dated September 30, 2015 added twelve (12) non-metallic mining rights to ¨Unidad Económica Administrativa¨ (UEA) Virrilá, with code No. 01-00011-00-U of Cementos Pacasmayo S.A.A. bringing the total to 21 mining rights.

Royalties

Law No. 28258 is the Peruvian Mining Royalty Law, which was approved on June 24, 2004 and amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo S.A.A. currently pays the Mining Royalty (see note 24 to the consolidated financial statements).

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

Mining Activities on the Property

The Virrilá quarry located in the Virrilá EAU is currently in the production stage. This is an open-pit mine where surface miners are used to fragment the coquina, which is loaded onto trucks by front-end loaders and transported to the cement plant located in Piura which is 120 kilometers from UEA Virrilá.

Figure 4 shows the flowsheet of mining processes at the Virrilá quarry. Further details of the process are provided in Exhibit 96.2 of this 20-F filing.

Figure 4 Diagram of mining process of the Virrilá quarry

The Virrilá quarry has been operating for nine years. The amount of coquina to be mined is planned annually through the mining plan.

The equipment in operation at the Virrilá quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 of this 20-F filing.

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

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to S/817,256,329 as of December 31, 2024.

Virrilá Quarry

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

The Virrilá quarry started operations in 2015. The mining contractor San Martin Contratistas Generales S.A. was in charge of the production from the beginning of operations until March 14, 2020. The mining contractor Posada Perú S.A.C started operations at the Virrilá quarry on September 14, 2020 until December 30, 2021.

On January 3, 2022, the mining contractor San Martin Contratistas Generales S.A. was hired to transport the coquina from the Virrilá quarry to the Piura plant.

From May to June 2023 Cementos Pacasmayo carried out a drilling campaign in order to confirm mineral reserves in Zone 2 and 4 (see Exhibit 96.2 of 20-F filed on April 29, 2024).

From May to September 2023, Virrilá quarry stopped operations due to the closure of the road caused by the overflow of the La Niña lagoon provoked by cyclone Yaku. Likewise, the Piura plant stopped its clinker production operations (raw meal milling, coal milling and reception of raw materials) from July to September to avoid exceeding the strategic inventories (clinker). The cement grinding, receiving (cement additions), packaging and dispatching processes remained active to cover the cement demand. Virrilá quarry restarted operations in October.

From January to March 2024, Virrilá quarry shipped coquina from its stockpiles to the Piura Plant. The company in charge of loading the material was Peruvian Master S.A. From May to October 2024, Sechura Ingenieria y Contrucción E.I.R.L. was in charge of operations of the quarry. After October 2024, the quarry stopped operations according to the 2024 mining plan. Likewise, the Piura plant stopped its clinker production operations (raw meal milling, coal milling and reception of raw materials) from March to May 2024 and from November to December 2024 was to avoid exceeding the strategic inventories (clinker). The cement grinding, receiving (cement additions), packaging and dispatching processes remained active to cover the cement demand.

Property Encumbrances

Cementos Pacasmayo S.A.A. does not make any payments with respect to encumbrances for the UEA Virrilá concessions. The UEA Virrilá concessions currently have no outstanding payments with respect to infractions and penalties.

Concessions

The UEA Virrilá is a production stage property with estimated mineral reserves.

Geology

The lithostratigraphy of the area consists of Cenozoic sedimentary units, locally formed by Tertiary units and covered by Quaternary deposits; the Tablazo Lobitos and Quaternary deposits of ancient alluvial, lacustrine and Aeolian origin form these units. Table 1 shows the stratigraphic column of the area of the Virrilá quarry while Figure 6 shows a geologic section of the geology of the quarry.

Table 1 Stratigraphic Column of the Virrilá quarry

Era	System	Symbol	Serie	Stratigraphic Unit
Cenozoic	Quaternary	Qh-e	Holocene	Eolic deposits
		Qp-tt	Pleistocene	Tablazo Talara
	Tertiary	Tm-zi	Miocene	Lower Zapallal Formation

Figure 6 Geological section of the Virrilá quarry

Resources and Reserves

Table 2 shows the Mineral Resources at the Virrilá quarry at the end of the 2024 fiscal year.

Table 2 Mineral Resources (exclusive of Reserves) at the end of the 2024 fiscal year based on cement price of S/705.9 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Measured resources	20.5	49.81	0.68	0.64	48.50
Indicated resources	30.2	48.94	1.12	1.21	48.50
Measured + indicated resources	50.7	49.29	0.94	0.98	48.50
Inferred resources	4.4	46.61	2.17	1.61	48.50

The mineral resource estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 3 Mineral Reserves at the end of the 2024 fiscal year based on cement price of S/705.9 per ton. Mineral reserve estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Proven reserves	38.7	51.82	0.31	0.72	48.50
Probable reserves	0.6	48.86	0.72	0.89	48.50
Total reserves	39.3	51.77	0.32	0.72	48.50

The mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at fiscal year-end

Table 4 shows the difference between the mineral resource estimates at the end of 2024 fiscal year and the 2023 fiscal year.

Table 4 Resources for the last two fiscal years expressed in millions of tons.

	Resources as of Dec. 31, 2023	Resources as of Dec. 31, 2023	Discrepancy
Measured Resources	20.5	19.9	The difference is due to the annual consumption of coquina used in the cement plant.
Indicated Resources	30.2	28.0	The difference is due to the annual consumption of coquina used in the cement plant.
Measured + Indicated Resources	50.7	47.9	The difference is due to the annual consumption of coquina used in the cement plant.
Inferred Resources	4.4	4.4	There is no difference in tons.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Virrilá Quarry and Piura plant 20-F 229.601 (Item 601) Exhibit 96.2 filing. All Resources are estimated at cement plant. The updated average price is S/705.9 per ton of cement, average of the 30-year projection, at nominal values.

Table 5 shows the difference between the mineral reserve estimates at the end of 2024 and 2023.

Table 5 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as of Dec. 31, 2024	Reserves as of Dec. 31, 2023	Discrepancy
Proven Reserves	38.7	40.3	The difference is due to the annual consumption of coquina used in the cement plant.
Probable Reserves	0.6	2.7	The difference is due to the annual consumption of coquina used in the cement plant.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Virrilá Quarry and Piura Cement Plant 20-F 229.601 (Item 601) Exhibit 96.2 1 filing. All Reserves are estimated at cement plant. The updated average price is S/705.9 per ton of cement, average of the 30-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Virrilá quarry in its 20-F filed on April 29, 2024. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Virrilá quarry as Exhibit 96.2 of its 20-F filed on April 29, 2024. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.2 of this 20-F filing to ensure the material assumptions are current. The main reasons for this update are prices, costs and cement demand. Further details are provided in Exhibit 96.2 of that 20-F filing.

Exploration

Cementos Pacasmayo did not conduct any exploration activity at the Virrilá quarry during the 2024fiscal year.

Tioyacu Individual Disclosure (229.1304)

Property description

Location

The Tioyacu property is located in Elias Soplin Vargas district, Rioja province, San Martin region, Peru at longitude -77.284376° and latitude -5.999057°. It is located 5 kilometers from the cement plant.

The mining rights registered INGEMMET are as follows Moyobamba 98, Pajonal 2, Rioja 1, Rioja 2, Rioja 3, Rioja 5, Rioja 6, Rioja 7, Rioja 8, Rioja 9, Calizas Tioyacu, Arcillas el Pajonal, Pajonal 3 and Pajonal 4. The area of the mining property is 9,600 hectares.

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

The Tioyacu quarry can be accessed from the coast by air from Lima to Tarapoto, time average 1.10 hrs. of flight, and from Tarapoto to Rioja (139 kilometers) and from Rioja to the Cementos Selva S.A.C. plant (15 kilometers). Alternatively, one can access the site by road from Lima to Rioja, a distance of 1107 km on paved road.

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

Cementos Selva S.A.C. is the owner of the mining concession and is registered under the name Calizas Tioyacu as a non-metallic quarry.

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

The payment to the Peruvian government is made through SUNAT, which is the entity designated to control this consideration for the use of natural resources.Ssuch payment is made through an application that the tax authority has made available to those required to pay.

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

Figure 4 Diagram of mining process of the Tioyacu quarry

The Tioyacu quarry has been operating for 24 years for Cementos Selva S.A.C. The material extracted from the quarry is used to supply the Rioja Cement Plant, which has also been in operation for 24 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tioyacu quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 of this 20-F filing.

Rioja Cement Plant

The cement plant is under the laws of the industrial sector, per current Peruvian regulations.

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

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other constructions, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/128,832,759 as of December 31, 2024.

Tioyacu Quarry

The Tioyacu quarry does not have maintenance and administrative facilities because the Cementos Selva S.A.C. plant is near the quarry and provides the necessary facilities for quarry operations.

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

According to the provisions of the General Mining Law (D.S. No. 014-92-EM) in its article 9°, the industrial cement plant is not an integral or accessory part of the mining concession, nor does it carry out mining activities, it is a different property dedicated to the industrial manufacturing of cement.

On March 1, 2022, Cementos Selva S.A. changed its corporate name to Cementos Selva S.A.C. (CSSAC). During December 2023, Cementos Selva started a diamond drilling campaign of 6 drill holes to confirm mineral reserves.

On 2024, no blasting activities were carried out from May to September in the Tioyacu quarry due to delays from the authority for permits. During the month of November diamond drilling was carried out at the Tioyacu quarry in order to update the quarry’s resources and mineral reserves.

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

Figure 6 Rioja plant process block diagram

Figure 7 Geological section of the Tioyacu quarry

246600 E
246850 E
247100 E
247350 E
247600 E
1200
1100
1000
900
800
700
600
500
LEGEND
Limestone
Marly limestone
Magnesian limestone
Marly dolomitic limestone
Dolomitic limestone
Calcareous dolomite
Dolomite
Calcareous marl
Marl
Clay loam
Quarry: Tioyacu
Project: Geological section
Scale: X= 1:5000
Y= 1:5000

Resources and Reserves

Table 1 shows the mineral resources at the Tioyacu quarry at the end of the 2024 fiscal year.

Table 1 Limestone Resources (exclusive of Reserves) at the end of the 2024 fiscal year based on cement price of S/748.3 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Ton)	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO)
Measured resources	22.5	48.41	9.51	0.25	51.00	(1)
Indicated resources	4.9	47.56	6.05	0.19	51.00	(1)
Measured + Indicated resources	27.4	48.26	8.90	0.24	51.00	(1)
Inferred resources	9.0	50.33	3.31	0.19	51.00	(1)

Table 2 Limestone Reserves at the end of the 2024 fiscal year based on cement price of S/748.3 per ton. The mineral reserve estimates are at the point of delivery to the cement plant (point of reference).

	Amount	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO)
Proven reserves	6.3	51.54	4.04	0.21	51.00
Probable reserves	4.9	50.95	2.67	0.30	51.00
Total reserves	11.2	51.28	3.45	0.44	51.00

The estimation of mineral reserves considered the expected price of cement. The complete forecast horizon contemplates a total of 26 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at the end of the fiscal year

Table 3 shows the difference between the mineral resource estimates at the end of 2024 and 2023.

Table 3 Resources for the two fiscal years expressed in millions of tons.

	Resources as at December 31, 2024	Resources as at December 31, 2023	Discrepancy
Measured resources	22.5	0.05	Recategorization of inferred resources and restructuring of the model by diamond drilling.
Indicated resources	4.9	0.5	Recategorization of inferred resources and restructuring of the model by diamond drilling.
Measured + Indicated resources	27.4	0.5	Recategorization of inferred resources and restructuring of the model by diamond drilling.
Inferred resources	9.0	19.8	The difference is due to the readjustments in the calcareous horizons in the model update process.

*

The prices assumed for the Mineral Resource estimation in the economic model can be found in the Cementos Selva S.A.C. Technical Report Summary (TRS) of the Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601) Exhibit 96.3. All mineral resources are estimated as quantities at cement plant. The updated average price is S/748.3 per ton of cement, average of the 26-year projection, at nominal values.

Table 4 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at December 31, 2024	Reserves as at December 31, 2023	Discrepancy
Proven reserves	6.3	5.9	The difference is due to the annual consumption of limestone used in the cement plant.
Probable reserves	4.9	4.4	The difference is due to the annual consumption of limestone used in the cement plant.

*

The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Selva S.A.C. Technical Report Summary (TRS) of the Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601) Exhibit 96.3. All mineral reserves are estimated as quantities at cement plant. The updated average price is S/748.3 per ton of cement, average of the 26-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tioyacu quarry in its 20-F filed on April 29, 2024. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Tioyacu quarry as Exhibit 96.3 of its 20-F filed on April 29, 2024. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.3 of this 20-F filing to ensure the material assumptions are current. The main reasons for this update are price, cost and cement demand. Further details are provided in Exhibit 96.3 of that 20-F filing.

Other Activities

Cementos Selva S.A.C has carried out drilling at the Tioyacu quarry to confirm mineral reserves during the 2024. This activity will improve the accuracy of mineral reserves estimation. New drilling data is not included in the 2024 reserves model. The result will be included in the reports filed in connection with a future fiscal year.

Internal Control Disclosure (229.1305)

Cementos Pacasmayo S.A.A, has implemented the necessary controls and procedures for quality assurance (QA) and quality control (QC) of the company’s production activities and associated information for the estimation of mineral resources and reserves. Cementos Pacasmayo has also implemented quality management systems for its production activities and the quality management system has been ISO 9001 certified since 2015.

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

As part of the quality control activities, Cementos Pacasmayo periodically hires an external laboratory to verify Cementos Pacasmayo´s laboratory results obtained during the exploration activities, which are part of the geological database and subsequently used in the estimation of resources and reserves.

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

In August 2018, we joined the GCCA and the GCCA announced the formation of a strategic partnership with the WBCSD to facilitate sustainable development of the cement and concrete sectors and their value chains. As part of a new agreement, the work carried out by the CSI and the GNR database was transferred from the WBCSD to the GCCA on January 1, 2019. In 2023, our CEO, Humberto ReynaldoNadal was elected board member of the GCCA for the 2024-2026 period.

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

Since 2019, we have been included as part of the DJS MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders. We participated in the Carbon Disclosure Project (CDP) for the first time, and we are committed to participate every year in this project going forward. CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. We were also part of the S&P/BVL Peru General ESG index, which recognizes us as one of the most sustainable companies in the Peruvian stock market.

In 2023, we inaugurated a new kiln at our Pacasmayo plant, which, in addition to adding 660,000 metric tons of clinker capacity per year, will help us on our path to carbon neutrality and allow us to achieve energy efficiency.

In February 2025, we were selected to be part of The Sustainability Yearbook for the fifth consecutive year. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score.

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

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2024, this program benefited over 2,601 stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us and in 2024 benefited 151 stakeholders.

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

Floor Improvement Project. To promote the urban development of our areas of influence, we set out to improve the infrastructure conditions of homes, through the substitution of dirt floors for concrete floors to contribute to the improvement of the quality of life and habitability conditions of the towns surrounding our operations. In 2024, 1,008 families joined this initiative and with our support they have managed to build concrete floors in their homes. Likewise, we have contributed 21,250 bags of cement to build a total of 35,000 square meters of concrete floors. This project has motivated the participants to invest financial resources and contribute labor to improve their homes.

Risk Management

Risk Management Description

Corporate Risk Management is a structured approach that allows us to manage all significant risks (operational, compliance and security information) that could affect our long-term objectives. The purpose of this approach is to support senior management in the decision-making process, in order to reduce adverse impacts and take advantage of opportunities; as well as to manage action plans for risk mitigation and prevention. Additionally, this management approach enables continuous improvement of our processes.

Risk Management Process

Our methodology is based on the COSO Enterprise Risk Management standard and the Australian Standard for Risk Management AS/NZ 4360, adapted in accordance with the ISO 31000: Risk Management standard.

1. Scope, Context, Criteria:

●	Scope: Collaborators who play an active role in decision-making at Cementos Pacasmayo and its subsidiaries participate in the risk management process, including corporate projects.

●	Context: A comprehensive understanding of the external and internal environments in which the organization operates is established, considering them as key elements in the analysis process. To evaluate the external environment, the PESTEL tool is used, covering political, economic, social, technological, ecological, and legal aspects. Likewise, for internal analysis, a detailed evaluation of each process is conducted by the risk manager responsible

●	Criteria: Risk Appetite: In situations where the assessment determines that the risk level is classified as “Very Low” or “Low,” the organization will assume the risk without taking additional mitigation measures, as it falls within the acceptable risk limits set by the organization.

●	Risk Tolerance: In situations where the assessment determines that the risk level is classified as “Medium,” the organization considers the risk acceptable but may require control or monitoring measures to maintain or reduce the level.

●	Mandatory Treatment: When the risk level is classified as “High” or “Very High,” the process owner must implement stronger controls to mitigate the risk and establish more rigorous monitoring. The objective of these controls is to reduce the risk to at least a “Medium” level, in line with the limits of the company’s risk tolerance.

2. Risk Assessment:

Risk assessments are conducted on our new risk management platform, which makes the process more intuitive and dynamic while promoting self-management. It is also developed based on the best practices of ISO 31000.

●	Identification: Through discussions with those responsible for various areas of the company, we evaluate risks within our value chain, processes, and subprocesses, addressing both physical and transitional risks. This interaction fosters an environment where diverse perspectives on potential risks to the company are shared, helping to identify their consequences and determine the necessary measures to prevent or mitigate them. We classify risks as follows:

-	According to classification: Operational, Compliance or Information Security.

-	According to their economic impact: Strategic (12M to +), Tactical (2M to 12M), Operational (0 to 2M).

-	According to group: Paralyzing, Emerging, Others.

-	In terms of sustainability: Governance, Social, and Environmental.

●	Analysis: We conduct a thorough evaluation that considers the probability of occurrence, the severity of impacts, and the effectiveness of controls. Additionally, we perform quantitative and qualitative analyzes to quantify the financial impact in the event the risk materializes.

●	Evaluation: Prioritization of risks requiring immediate attention is achieved through calibration forms shared with risk managers, where probability, impact level and mitigation controls are determined. The results obtained are calibrated with weights, resulting in five levels of residual risk. All this detailed information is reflected in our Corporate Risk Policy and Procedures. In addition, our methodology gives us a historical view of the evolution of risk and allows us to evaluate the effectiveness of the controls implemented.

Corporate risk calibrations are carried out at least once a year; however, for the 20 strategic and key risks, frequency and results are presented quarterly to the Risks Committee and Audit Committees.

3. Risk Treatment

We have designed and implemented action plans and controls aimed at preventing and mitigating risks, conducting regular meetings and assessments. There are five strategies to achieve this: accept, share, transfer, reduce, and avoid. These actions are aligned with the company’s risk appetite and tolerance. At the same time, we are in the testing phase of the Business Continuity Plan, which enables us to anticipate the materialization of risks.

4. Monitoring and Supervision

Through audits, we evaluated the effectiveness of our controls and, based on our findings, implemented additional preventive and corrective actions.

5. Communication and Consultation

Risk management involves all areas of the organization, both within and outside of specific processes. Annual training sessions are held to strengthen the understanding and application of risk management throughout the organization. Additionally, user feedback is gathered to identify opportunities for improvement.

6. Recording and Reporting

A risk report was presented outlining the 2024 management results in accordance with our management processes. This document includes the risk maturity index for the 2024 corporate targets. The goal of this measure is to generate improvements in several key areas, including stakeholders, risk culture, risk assessment methodology, risk structure, and leadership support. This approach is also aligned with the results of the annual risk feedback and collaborative work with the Sustainability department.

Risk Management Organization

Manager and team responsible for risk management	Risks management team	Risks committee	Audit Committee
They are responsible for evaluating and treating risks through preventive and mitigation controls. Risk management coordinates with them to develop and monitor these metrics.	The group responsible for implementing the corporate risk management strategy, also creates guidelines, such as procedures and policies, and provides managers and their teams with tools for managing risks, as well as, promoting a risk management culture, among other responsibilities. This team works directly with the Compliance and Information Security departments, each responsible for managing their respective risks. All information is consolidated by the Risks Management Team for presentation to the Risk Committee.	Group established to develop and oversee the implementation of the corporate – level risk management strategy.	The control body, composed by (3) independent board members, reports directly to the Board. Participants included external and internal auditors, the compliance officer, the CFO and the Risk Manager. This body monitors the action plans for risk management and improvements. Additionally, it can suggest actions if it identifies opportunities or threats that could impact the organization.

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

For this purpose, we are aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for risks related to climate change. For example, one risk would be that our employees’ health would be affected by heat waves or lack of water, as well as a stop in our operations due to water stress, landslides or forest fires. We are also exposed to the possibility of not being able to dispatch finished products, as well as supplying raw materials to production plants due to disabled access roads.

In 2024, we have also identified and evaluated the risks and opportunities related to climate change and analyzed the impacts of these risks on our strategy. These risks have been incorporated into the risk matrix and our business continuity plan with measures for action and mitigation of impacts in the event of any of these risks.

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

Social Risk:

The exacerbated social climate due to the political crisis in the country in 2024, led to several stoppages, uprisings and obstructions at the level of roads, and access to operations of various companies nationwide.

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

Overview

We are a Peruvian cement company, and the only cement manufacturer serving in the northern region of Peru. With more than 67 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2024, our cement sales volume was approximately 2.8 million metric tons, representing an estimated 22.8% share of Peru’s total cement sales that year according to INEI. That same year, we also sold approximately 46 thousand metric tons of quicklime.

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

Factors Affecting our Results of Operations

Revenue Drivers

In 2024, approximately 84.3% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 15.7% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

We estimate that sales to the auto-construcción segment accounted for approximately 74.8% of our total cement sales in 2024, 73.0% in 2023 and 73.6% in 2022; private construction projects, both large and small, accounted for approximately 15.3% of our total cement sales in 2024, 16.2% in 2023, and 12.7% in 2022; and public construction projects accounted for the remaining 9.9% in of our total cement sales in 2024, 10.8% in 2023, and 10.7% in 2022. Since 2020, we have seen an increase in auto-construcción compared to other segments, mainly due to its resilience in times of crisis. As the Peruvian economy becomes less informal, and there is more stability and confidence from the private sector, private construction projects and infrastructure are expected to become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have increased by 3.9% in 2024, 0.8% in 2023, and 1.7% in 2022. Our cement volumes, which represented most of the cement sales in the northern region of Peru, grew by 4.1% in 2024, contracted by 9.1% in 2023 and contracted by 1.5% in 2022, in terms of metric tons.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. Since 2020, there has been a significant reduction in activity relating to these projects, due initially to the economic impact of the COVID-19 pandemic, as well as subsequent political uncertainty. Although there was some recovery during 2024, there is still a substantial lag in private investment, which increased by 2.3% in 2024, and public investment increased 15.1% in 2024.

Cost Drivers

We obtain limestone and coquina required to produce clinker and quicklime, as well as sand, clay and pozzolanic materials required to produce cement principally from land where we have concession rights. In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. Raw materials accounted for an estimated 25.2% of our cost of production in 2024, 29.5% in 2023 and 37.2% in 2022.

Coal is one of the main raw materials used in our production process, in particular in our kilns. We purchase anthracite coal from nearby coal mines and ocasionally import a small amount of bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 17.0% of our costs of production in 2024, 23.1% in 2023 and 16.8% in 2022.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo and Piura facilities with electricity purchased from Electroperú, with which we have a supply agreement expiring in 2026. Our Rioja facility is powered primarily with electricity from ELOR, with which we have an agreement expiring in December 2025. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 14.3% of our cost of production in 2024, 16.0% in 2023 and 14.2% in 2022. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties, excluding imported clinker, accounted for approximately 2.7% of our cost of production in 2024, 5.3% in 2023, and 5.1% in 2022.

Starting in 2021, due to a sharp increase in demand, we had to use imported clinker while our new capacity was being built. In 2023 our new kiln in Pacasmayo began operating, significantly reducing our need for imported clinker. The cost of imported clinker as a percentage of our cement production costs was approximately 4.8% in 2024, compared to 4.0% in 2023 and 16.3% in 2022.

Personnel expenses represented 5.8% of our total cost of production in 2024, 5.7% in 2023 and 5.8% in 2022.

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

Operating Segments

We have three operating segments: (i) Cement, concrete, mortar, pavement and precast , (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 27 to our consolidated financial statements included in this annual report.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2024, see notes 2.3.17 and 4 to our consolidated financial statements included in this annual report.

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

Determination of Useful Live of Assets for Depreciation and Amortization Purposes

Depreciation of mining concessions and mine development costs are charged to cost of production on a units-of-production basis using proved reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

Buildings and other construction:	Years
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Minor facilities related to buildings	Between 10 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

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

Paving services

In the paving business, to satisfy performance obligations over time, the Group shall recognise revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, the Group uses the resource method, which states that revenue should be recognised on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labour hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

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

As of December 31, 2024, 2023 and 2022, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000. We have assessed the recoverable amount of our goodwill and have determined that there are no indicators of an impairment loss of this asset as of December 31, 2024 and 2023. As of December 21, 2023, management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss. As of December 31, 2024, management has not identified impairment for long-lived assets.

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

Results of Operations

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

	Year ended December 31,
(amounts in millions of S/)	2024	2023	Variation %
Sales of goods	1,978.1	1,950.1	1.4%
Cost of sales	(1,249.5)	(1,260.6)	(0.9)%
Gross profit	728.5	689.4	5.7%
Operating income (expenses):
Administrative expenses	(253.4)	(232.0)	9.2%
Selling and distribution expenses	(81.4)	(69.6)	17.0%
Other operating (expense) income, net	(2.7)	(13.8)	(80.4)
Impairment of assets	-	(36.6)	N/A
Total operating expenses, net	(337.5)	(352.0)	(4.1)%
Operating profit	391.0	337.5	15.9%
Other income (expenses):
Finance income	6.3	7.3	(13.7)%
Finance costs	(100.3)	(104.0)	(3.6)%
Loss from exchange difference, net	(0.8)	4.9	N/A
Total other expenses, net	(94.8)	(91.8)	3.3%
Profit before income tax	296.2	245.7	20.6%
Income tax expense	(97.3)	(76.8)	26.7%
Profit for the year	198.9	168.9	17.8%

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2024 and 2023:

	Year ended December 31,
	2024	%	2023	%
Cement, concrete, mortar, pavement and precast	1,906.8	96.4	1,850.2	94.9
Quicklime	14.2	0.7	25.7	1.3
Construction supplies	56.9	2.9	74.1	3.8
Other	0.2	0.0	0.1	0.0
Total sales of goods	1,978.1	100.0	1,950.1	100.0

Our total sales of goods increased by 1.4%, or S/28.0 million, to S/1,978.1 million in 2024 from S/1,950.1 million in 2023. This increase was primarily due to the following factors:

●	a 3.1%, or S/56.6 million, increase in sales of Cement, concrete, mortar, pavement and precast mainly due to increased sales of concrete and mortar;

●	partially offset by a 44.7%, or S/11.5 million, decrease in quicklime sales, mainly due to decreased sales volume in 2024; and

●	a 23.2%, or S/17.2 million, decrease in the sale of construction supplies, mainly due to decreased sales of steel rebars.

The following table sets forth the composition of our sales of Cement, concrete, mortar, pavement and precast for 2024 and 2023:

	Year ended December 31,
	2024	2023	Variation
	(in millions of S/)%
Cement	1,605.5	1,642.4	(2.2)
Concrete and mortar	183.6	161.2	13.9
Pavement	87.6	21.1	N/R
Precast	30.1	25.5	18.0
Total	1,906.8	1,850.2	3.1

Our total sales of Cement, concrete, mortar, pavement and precast increased by 3.1%, or S/56.6 million, to S/1,906.8 million in 2024 from S/1,850.2 million in 2023. This increase was primarily due to the following factors:

●	a 2.2%, or S/36.9 million, decrease in cement sales revenues in 2024 mainly due to decreased demand ((5.8)%), partially offset by an increase in average pricing (3.6%);

●	a 13.9%, or S/22.4 million, increase in concrete and mortar sales revenue, mainly due to an increase in sales volume of concrete and mortar (8.5%), as public and private investment demand increased during 2024, partially offset by an increase in the average prices of concrete (5.4%);

●	a 315.2% or S/ 66.5 million, increase in pavement sales revenue, mainly due to revenues from the contract for the rehabilitation and improvement of the runway, as well as the installation of the perimeter fence, at Piura airport; and

●	a 18.0%, or S/4.6 million, increase in precast revenue, mainly due to increased demand from the public sector (9.0%) for reconstruction related projects, as well as an increase in the average price of precast products (9.0%).

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2024 and 2023:

	Year ended December 31,
	2024		2023
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar, pavement and precast	(1,178.0)	94.3	(1,162.5)	92.2
Quicklime	(16.3)	1.3	(24.2)	1.9
Construction supplies	(54.9)	4.4	(73.4)	5.8
Other	(0.3)	0.0	(0.5)	0.1
Total cost of sales	(1,249.5)	100.0	(1,260.6)	100.0

Our total cost of sales decreased by 0.9%, or S/11.0 million, to S/1,249.5 million in 2024, from S/1,260.6 million in 2023, primarily due to the following factors:

●	a 1.3%, or S/15.5 million, increase in the cost of sales of Cement, concrete, mortar, pavement and precast, mainly due to the higher sales volumes.

●	a 32.6%, or S/7.9 million, decrease in the cost of sales of quicklime, mainly due to lower production volumes.

●	a 25.2%, or S/18.5 million, decrease in the cost of sales of construction supplies, mainly due to lower volumes.

The following table sets forth the composition of our cost of sales of cement, concrete, mortar, pavement and precast for 2024 and 2023:

	Year ended December 31,
	2024	2023	Variation
	(in millions of S/)%
Cement	(878.1)	(966.1)	(9.1)
Concrete and mortar	(169.2)	(148.4)	14.0
Pavement	(103.0)	(21.8)	N/R
Precast	(27.7)	(26.2)	5.7
Total	(1,178.0)	(1,162.5)	1.3

Our cost of sales represented 63.2% of our sales revenue in 2024, compared to 64.6% in 2023. Our total cost of sales of Cement, concrete, mortar, pavement and precast increased by 1.3%, or S/15.5 million, in 2024, primarily due to the following factors:

●	a 9.1%, or S/88.0 million, decrease in the cost of sales of cement, mainly due to a decrease in volume sold ((5.8)%), by a slight decrease in production costs ((3.3)%) due to cost optimization, derived from our new kiln in Pacsmayo, as well as lower costs of raw materials such as coal;

●	a 14.0%, or S/20.8 million, increase in the cost of sales of concrete and mortar mainly due to an increase in volume sold (8.5%), partially offset by an increase in production costs (5.5%);

●	a 372.5%, or S/81.2 million, increase in the cost of sales of pavement, mainly due to the contract for the rehabilitation and improvement of the runway, as well as the installation of the perimeter fence at Piura airport; and

●	a 5.7% or S/1.5 million, increase in the cost of sales of precast, mainly due to increased sales volume (9.0)% partially offset by a decrease in production cost ((3.3)%).

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin (gross profit as a percentage of net sales) by segment for 2024 and 2023:

	Year ended December 31,
	2024		2023
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar, pavement and precast	728.8	38.2	687.7	37.2
Quicklime	(2.2)	(15.5)	1.5	5.8
Construction supplies	2.0	3.5	0.7	0.9
Other	(0.1)	N/A	(0.4)	N/A
Total gross profit	728.5	36.8	689.5	35.4

Total gross profit increased by 5.7%, or S/ 39.0 million, to S/728.5 million in 2024, from S/ 689.5 million in 2023, mainly due to operational efficiencies and lower cost of raw materials, mainly coal. Our gross profit margin for 2024 was 36.8%, 1.4 percentage points higher than in 2023.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete, pavement and mortar and precast segment for 2024 and 2023:

	Year ended December 31,
	2024		2023
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit margin variation
	(in millions of S/)%		(in millions of S/)%		percentage points
Cement	727.4	45.3	676.3	41.2	4.1
Concrete and mortar	14.4	7.8	12.8	7.9	(0.1)
Pavement	(15.4)	(17.6)	(0.7)	(3.3)	(14.3)
Precast	2.4	8.0	(0.7)	(2.7)	10.7
Total gross profit	728.8	38.2	687.7	37.2	1.1

Gross profit margin for cement, concrete, pavement, mortar, and precast segment increased by 1.1 percentage points in 2024 compared to 2023. This increase was due mainly to an increase in cement margin (4.1 percentage points) mainly due to cost efficiencies because of lower use of imported clinker, lower costs of raw materials, as well as higher average prices. This increase was partially offset by lower margins in concrete and pavements, as large infrastructure projects usually generate higher volumes with lower margins.

Operating Income (Expenses)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2024, our operating expenses decreased by S/14.5 million to S/337.5 million from S/351.9 million in 2023, mainly due to increases in administrative and selling expenses.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2024 and 2023:

	Year ended December 31,
(in millions of S/)	2024	2023
Personnel expenses	136.8	125.1
Third-party services	75.8	68.3
Board of directors compensation	6.0	5.9
Depreciation and amortization	17.1	15.3
Taxes	7.6	6.8
Other	10.1	10.6
Total	253.4	232.0

Our administrative expenses increased by 9.2%, or S/21.4 million, to S/253.4 million in 2024 from S/232.0 million in 2023. Personnel expenses increased by S/11.7 million because of a larger workforce, as well as higher workers’ profit sharing.

Administrative expenses related to the Cement, concrete, mortar, pavement and precast segment accounted for approximately 97.9% of total administrative expenses for 2024 remaining in line with 2023. Administrative expenses related to the construction supplies and other segments accounted for approximately 1.1% and 1.0%, respectively, of total administrative expenses for 2024 compared to approximately 1.2%, and 0.8%, respectively, for 2023.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2024 and 2023:

	Year ended December 31,
(in millions of S/)	2024	2023
Personnel expenses	43.7	41.6
Advertising and promotion expenses	9.1	7.5
Other	28.6	20.5
Total	81.4	69.5

Our total selling and distribution expenses increased by 17.0%, or S/11.9 million, to S/81.4 million in 2024 from S/69.6 million in 2023, primarily due to increased personnel expenses because of a larger workforce, as well as higher workers’ profit sharing, advertising and promotion, as well as software and licenses.

Selling and distribution expenses related to the Cement, concrete, mortar, pavement and precast segment represented approximately 97.9% of total selling and distribution expenses for 2024, from 98.0% in 2023. Selling and distribution expenses related to construction supplies and other segments represented approximately 1.1% and 1.0% respectively, of total selling and distribution expenses for 2024, compared to 1.2% and 0.8%, respectively, for 2023.

Other Operating (Expense) Income, Net

Our other operating income, net decreased S/11.1 million, to a net expense of S/2.7 million in 2024 from a net expense of S/13.8 million in 2023, mainly due to the expenses related to the reconstruction of La Niña road in 2023, which connects our main quarry and the Piura plant and during the first quarter of 2023, rains interrupted our ability to use this road normally and we therefore invested in its reconstruction in order to normalize transit between the quarry and our plant.

Impairment of Our Vertical Kilns

At the end of 2023, the board of directors, advised by management, recognized a specific impairment for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of a new kiln in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss

Total Other Expenses, Net

Our total other expenses, net increased by S/3.0 million, to S/94.8 million in 2024 from S/91.8 million in 2023.

Income Tax Expense

Our income tax expense increased by 26.7%, or S/20.5 million, to S/97.3 million for 2024 from S/76.8 million for 2023, mainly due to an increase in profit before income tax. Our effective tax rate for 2024 was 33.0% and was 31.0% in 2023.

Profit for the Year

As a result of the foregoing, our profit for 2024 increased by 17.8%, or S/30.0 million, from S/168.9 million for 2023 to S/198.9 million for 2024, mainly due to increased operating profit.

For a comparison of our results of operations for the year ended December 31, 2023, to the year ended December 31, 2022, please see our annual report on Form 20-F, filed on April 29, 2024.

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
(in millions of S/)	2024	2023	2022
Net cash flows from operating activities	321.1	412.3	111.8
Net cash flows used in investing activities	(76.6)	(289.4)	(176.2)
Net cash flows used in financing activities	(261.3)	(115.4)	(121.5)
Increase (decrease) in cash	(16.8)	7.4	(185.8)

Cash Flows from Operating Activities

Net cash flows from operating activities decreased by 22.1% or S/91.2 million, to S/321.1 million in 2024 from S/412.3 million in 2023, mainly due to less use of stock of inventories during 2024 compared to 2023 and increase of accounts receivable due to consortium in 2024.

Net cash flows from operating activities increased by 268.8% or S/300.5 million, to S/412.3 million in 2023 from S/111.8 million in 2022, mainly due to a decrease in inventory purchases, accounts payable and prepaid expenses.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/76.6 million for 2024, as compared to S/289.4 million for 2023, and were primarily related to the investment activities that were high in fiscal year 2023, due to the construction of the Clinker Line Optimization Project - Kiln 4 in the city of Pacasmayo.

Net cash flows used in investing activities were S/289.4 million for 2023, as compared to S/176.2 million for 2022, and were primarily related to the construction of the new kiln in our Pacasmayo plant.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/261.3 million for 2024, as compared to S/115.4 million for 2023 and were primarily due to the increase in financing activities, corresponding mainly to higher loan repayments.

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

As of December 31, 2024, the Company’s total outstanding debt reached S/1,493.2 million (equivalent to US$ 396.07 million).

As of December 31, 2024	Amount (in millions of S/)	Interest Rate	Maturity Date
Mid-term promissory notes:
Banco de Crédito del Perú	38.0	6.51%	January 13, 2025
Banco de Crédito del Perú	38.0	6.51%	January 16, 2025
Banco de Crédito del Perú	38.0	6.35%	February 21, 2025
Scotiabank	37.2	5.94%	March 10, 2025
Banco GNB Perú	38.0	4.88%	November 17, 2025
Banco de Crédito del Perú	38.0	4.85%	November 24, 2025
Banco de Crédito del Perú	76.0	4.85%	December 15, 2025
Club deal:
Banco de Crédito del Perú	310.3	5.82%	December 1, 2028
Scotiabank	310.3	5.82%	December 1, 2028
Senior Notes due:
2029	259.7	6.69%	February 1, 2029
2034	309.5	6.84%	February 1, 2034

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

The corporate bond contracts have the following covenants limiting the incurring of indebtedness for the Company and its collateral subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposition or rental of significant assets. The agreements are the following:

- A fixed charge covenant ratio of at least 2.5 to 1.

- A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2024 and 2023, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

Medium-term “Club Deal” Corporate Loan. On August 6, 2021, we entered into a medium-term corporate loan in a “Club Deal” format with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounted to S/860,000,000 and we used the proceeds for the payment of all of the Company’s financial obligations that the Company maintains with a maturity of February 2023 or earlier. The loan includes a grace / availability period of 18 months from August 6, 2021 and a payment term of seven years from the last disbursement in February 2023. The loan will be paid in 22 equal quarterly installments and amounts due under it accrue interest an annual rate of 5.82%.

Under this loan, the Company must comply with the following financial covenants:

a.	maintain a debt ratio (Financial Debt / EBITDA) of no more than 3.50 to 1;

b.	maintain a debt service coverage ratio (FCSD / SD) of at least 1.15 to 1; and

c.	maintain a debt service coverage ratio (EBITDA / SD) of at least 1.50 to 1.

In addition, the Company is required to comply with certain customary restrictive and affirmative covenants. As of December 31, 2024 and 2023, the Company was in compliance with the ratios and other obligations contained in the Club Deal.

Short-term loans. As of December 31, 2024, we had obtained seven loans, each in the amount of S/303,200,000, five with Banco de Crédito del Perú S.A., one with Scotiabank and one with Banco GNB Perú, for working capital. Each of these loans has a medium-term maturity and accrues interest at an effective annual rate of between 4.85 and 6.51 percent.

During 2024, the net gain generated by the exchange difference was approximately S/836,000 and, during 2023, the net loss from exchange difference amounted to S/4,933,000. These results are presented in the caption “Loss from exchange difference, net” of the consolidated statement of profit and loss.

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

In 2024, we opened the research and development laboratory, designed to optimize the performance of our cement through tests in its different applications. This space reinforces our commitment to innovation and quality in each project.

C.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2024.

Geographic Breakdown

Northern Region (thousands of metric tons)

Plant	% share	2024	2023	2022	2021	2020
Pacasmayo Group	22.8	2,835	2,951	3,437	3,614	2,576
Imports	-	-	-	2	40	38
Total	22.8	2,835	2,951	3,439	3,654	2,614

Central Region (thousands of metric tons)

Plant	% share	2024	2023	2022	2021	2020
UNACEM	44.0	5,462	5,617	6,297	5,838	4,172
Caliza Inca	6.0	751	585	515	492	382
Imports	1.7	206	145	202	691	493
Total	51.7	6,419	6,347	7,014	7,021	5,047

Southern Region (thousands of metric tons)

Plant	% share	2024	2023	2022	2021	2020
Grupo Yura	20.4	2,535	2,581	3,047	2,904	2,019
Imports	0.5	68	65	67	150	189
Total	21.0	2,603	2,646	3,114	3,054	2,208

Others	4.5	562	423	427	877	732
Total All Regions	100.0	12,419	12,367	13,994	14,618	10,601

Sources: ASOCEM, INEI, ADUANET (SUNAT).

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, estimated by the INEI at 1.7 million homes nationwide. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, resulted in the creation of higher paying jobs, which ultimately resulted in the expansion of the housing market. However, the COVID-19 pandemic took a toll on it and, in 2020, poverty levels increased 9.9 percentage points. Fortunately, poverty levels for 2023, which is the last available data, decreased by 1.5 percentage points, reaching 29.0%, compared to 27.5% in 2022.

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

Competitive Dynamics

The Peruvian cement market is comprised basically of three groups and 2 other plants:

●	Cementos Pacasmayo and Cementos Selva, which principally serve the northern region;

●	UNACEM, which principally serves the central region;

●	Cementos Yura, which primarily serve the southern region;

●	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the central region as well as other regions throughout the country; and

●	Mixercon, located in the city of Lima, mainly serves this city, and to a lesser extent some provinces of the country. Acquired by Holcim in August 2024.

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

Neither our by-laws nor Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and their respective positions as of December 31, 2024.

Name	Position	Year of Birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
José Raimundo Morales Dasso	Vice Chairman of the Board	1946
Ana María Botella Serrano	Independent Director	1953
Esteban Chong León	Independent Director	1958
Ana Sofía Hochschild Correa	Director	1998
Venkat Krishnamurthy	Independent Director	1971
Humberto Reynaldo Nadal Del Carpio	Director, Chief Executive Officer	1964

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 10.71 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck. Mr. Hochschild has been a Director since April 1991 and is currently Chairman of the Board of Directors. He is a Mechanical Engineer from Tufts University, Boston, United States. Mr. Hochschild is also Chairman of Hochschild Mining plc, Aclara Resources Inc., Inversiones ASPI and the Board of Directors of UTEC, Asociación Amanatari and TECSUP.

José Raimundo Morales Dasso. Mr. Morales has been a Director since March 2008 and currently serves as Vice Chairman of the Board of Cementos Pacasmayo. He is Vice Chairman of the Board of Directors of Credicorp LTD., Banco de Crédito del Perú S.A. and Pacífico Cía. Seguros y Reaseguros. He is also a member of the Board of Directors of Atlantic Security Holding Corporation, Grupo Crédito S.A., Solución Empresa Administradora Hipotecaria S.A., Fosfatos del Pacífico S.A. and Grupo Romero. He served as General Manager of BCP from 1990 to 2008 and previously held various positions at Bank of America and Wells Fargo Bank between 1970 and 1980. Mr. Morales holds a degree in Economics and Business Administration from Universidad del Pacífico in Lima, Peru, and a Master’s in Business Administration from the Wharton Graduate School of Finance at the University of Pennsylvania, United States.

Ana María Botella Serrano. Mrs. Botella has been a Director since July 9, 2020. Previously, she was Alternate Director from September 1, 2019 to July 9, 2020. She holds a degree in Law from the Complutense University of Madrid and belongs by competitive examination to the Senior Corps of Civil Administrators of the Spanish State. As a civil servant she has worked in the Ministry of the Interior, the Civil Government of La Rioja, the Ministry of Public Works, the Treasury Delegation of Valladolid and the Ministry of Finance. In 2003 she was elected Councilwoman of the Madrid City Council and has been Second Deputy Mayor. In the Madrid City Council she has held the Government Delegation of Employment and Social Services, from where she directed development cooperation projects. Several of these projects were developed in Peru and it is worth mentioning the water purification in the Peruvian Amazon for 300,000 people. She was decorated by the Quito City Council, by the city of Lima, by the Congress of the Republic of Peru and by the Peruvian Diplomatic Service. She also occupied the Delegation of Environment and Mobility. In December 2011 she was sworn in as Mayor of Madrid City Council, a position she held until June 2015. She is currently Executive President of the Integra Foundation and Program Director of the Atlantic Institute of Government.

Esteban Chong León. Mr. Chong has been a Director since March 24, 2023. Mr. Chong holds a Bachelor’s degree in Accounting from Universidad del Pacífico and a Master’s in Business Administration from the University of Pittsburgh (United States). He holds a diploma in International Financial Reporting Standards from The Association of Chartered Certified Accountants (United Kingdom) and in Corporate Governance of Board of Directors from Northwestern University – Kellogg School of Management (United States). He is Head Professor, at the Universidad del Pacífico. He is a retired partner at PricewaterhouseCoopers Peru with more than 36 years of professional experience, 20 of them as a partner. He held various positions at PricewaterhouseCoopers including Territory Senior Partner for Peru and Bolivia, Head of Assurance for Peru, partner in charge of Risk Management, Member of the Regional Executive Committee and Representative to the Regional Board (Theater Oversight Board), where he was Chairman of the Admissions Committee. He is currently a Director of Inmobiliaria Los Alerces, KR Comercial and KR Proyectos and is a member of the Audit, Risk and Finance Committee of CGIAR (formerly Consultative Group on International Agricultural Research).

Ana Sofia Hochschild Correa. Ms. Hochschild has been a Director since March 24, 2023. She holds a bachelor’s degree in Psychology from IE University in Madrid, with a special focus on organizational psychology and knowledge in digital transformation. She is a graduate of the Master’s Degree in Educational Leadership, Organizations, and Entrepreneurship at Harvard University, and has experience at companies such as Sony, Ernst& Young, and XR Ventures. She currently serves as Director of Voxel School and leads various initiatives focused on the education sector.

Venkat Krishnamurthy. Mr. Krishnamurthy has been a Director since July 9, 2020. He holds a Bachelor of Science from the Indian Institute of Technology in Kanpur, where he received the Presidential Gold Medal and a PhD in Computer Science from Stanford University. Mr. Krishnamurthy is a serial entrepreneur, who has created disruptive business and technology breakthroughs in Computer Graphics, Enterprise Software, Social Networks, Internet Marketing, IOT, CAD, Laser Scanning, Manufacturing, Metrology, Orthodontics, EAS/Security and Supply Chain. He is currently co-founder at Alignable, North America’s largest network for small and medium businesses and Gita Krishnamurthy Vidyalaya, a free school for under-privileged children in South India, as well as board member at privately held internet travel business Grand Circle Corporation. He is an Academy Award winner for Technical Achievement (2001) for pioneering inventions in the area of animation-ready higher order (polynomial) surface reconstruction from 3-D scanners. Previously, he co-founded Invisalign, Paraform/Metris, now Nikon Metrology, CTO at OATSystems, now Checkpoint’s RFID/IOT division and Instructor at MIT Professional Education on Radical Innovation. For his achievements, Mr Krishnamurthy was awarded the Distinguished Alumnus Award from IIT Kanpur in 2024.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined the Company as Corporate Development Manager in June 2007, has been a Director since March 2008 and CEO since April 2011. He is currently Vice Chairman of Ferreycorp S.A.A. and Ferreyros S.A. since August 2020, and independent member of the Board of Directors of Ferreycorp S.A.A. and Ferreyros S.A. since March 2017 and a Director of HCIG S.A. since 2024. He is also CEO of ASPI, Fosfatos del Pacífico and FOSSAL, director of the Asociación de Productores de Cemento (Asocem); and former president and current member of the Board of Trustees of Universidad del Pacífico. He is a director of the GCCA, a global association that brings together most of the world’s cement producing companies. He is director of FICEM, an association of cement producers in Latin America that comprises 80% of the companies in the region. He is a member of the Advisory Board of the Faculty of Humanities, Arts and Social Sciences of the Universidad de Ingeniería y Tecnología (UTEC). Previously, he was Chairman of the Board of Directors of Fondo Mi Vivienda. Member of the G-50 group. He is an economist graduated from Universidad del Pacífico and has an MBA from Georgetown University.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment
Humberto Reynaldo Nadal Del Carpio	Chief Executive Officer	1964	2008
Manuel Bartolomé Ferreyros Peña(1)	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	Legal Vice – President/General Counsel	1966	2008
Diego Arispe Silva	Corporate Social Responsibility Managing Director	1981	2021
Aldo Bertoli Estrella	Commercial Managing Director	1969	2016
Ibrahim Chahuan Riveros	Building Solutions Managing Director	1988	2021
Ely Adriana Hayashi Hirahoka	Finance Managing Director	1982	2021
Tito Alberto Inope Mantero	Corporate Excellence Managing Director	1972	2015
Diego Reyes Pazos	Supply Chain, Administration and Risks Managing Director.	1977	2013
Inés Roggero Cilloniz	Innovation and Digital Transformation and Data and Analytics Managing Director	1981	2022
Julio Oropeza Reyes	Operations Managing Director	1978	2022

(1)	Mr. Ferreyros retired effective March 31, 2025, as part of an orderly succession plan and Ms. Hayashi took over his CFO responsibilities as of April 1, 2025.

The following sets forth selected biographical information for each of our executive officers:

See the information set forth under “Board of Directors” for biographical information for Mr. Nadal.

Manuel Bartolomé Ferreyros Peña. Mr. Ferreyros was Chief Financial Officer from January 2008 until March 31, 2025. He was Alternate Director from March 2008 until July 9, 2020. He was a member of the Board of Directors of Fosfatos del Pacífico S.A. and FOSSAL S.A.A. until April 2025. Mr. Ferreyros has a bachelor’s degree in business administration from the Universidad de Lima, a multinational MBA from the Adolfo Ibáñez School of Management, Miami and an MBA from the College of Insurance in New York. Mr. Ferreyros has participated in the Senior Management Program of the Central American Institute of Business Administration (INCAE) and in the CEO’s Management Program at the Kellogg School of Management, among others. Before joining the Company, Mr. Ferreyros was CEO at La Positiva Seguros y Reaseguros and member of the Asset Restructuring Commission of INDECOPI. Distinguished among the three best CFOs in the construction industry in Latin America by Institutional Investor magazine between 2014 and 2023. After a successful 17 year career as CFO, Mr. Ferreyros left the Company on March 31, 2025, following an orderly succession plan where Ms. Hayashi took on his responsibilities as CFO as of April 1, 2025.

Jorge Javier Durand Planas. Mr. Durand joined the Hochschild Group in 1994 and has been the General Counsel and Legal Vice President of the Company since 2008. Previously, he was Legal Vice President of Hochschild Mining plc. He is a lawyer graduated from the Universidad de Lima and a Master of Business Administration from the Universidad del Pacífico. Among other studies, he participated in the Management Program for Lawyers and in the Corporate Governance and Performance Program of the Yale School of Management (United States), in the Strategic Negotiations Program of Harvard Business School (United States) and in the Prince of Wales Business & Sustainability Program of the University of Cambridge Institute for Sustainability Leadership (United Kingdom). Currently, Mr. Durand is a member of the Board of Directors of ASPI, UTEC and TECSUP. He has also been a Director of FOSPAC since March 30, 2021, a Director of FOSSAL since March 24, 2023 and a Director of HCIG S.A. since 2024.

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

Ibrahim Chahuan Riveros. Mr. Chahuan has been Buildings Solutions Managing Director since January 2022. He holds a bachelor’s degree in Business Administration from Universidad del Pacífico and an Executive MBA from Northwestern University - Kellogg School of Management. Mr. Chahuan has 11 years of experience with Cementos Pacasmayo, having held various positions mainly in the marketing , finance and operations area. He participated in key corporate finance projects for the development of the company, such as the issuance of bonds by Cementos Pacasmayo in the international capital markets and for nearly seven years he has been in charge of promoting and developing Cementos Pacasmayo’s building solutions.

Ely Adriana Hayashi Hirahoka. Ms. Hayashi was Finance Managing Director from January 2022 until March 31, 2025. She is currently the Company’s CFO. She is a member of the Board of Directors of Fosfatos del Pacífico S.A. and FOSSAL S.A.A. since April 2025. She holds a Bachelor’s degree in Business Administration from Universidad del Pacífico and a Master’s degree in Business Administration (MBA) from IE Business School in Madrid, Spain. Ms. Hayashi joined Cementos Pacasmayo in 2006 and has held various positions in operational and financial areas throughout her more than 18 years with the company.

Tito Alberto Inope Mantero. Mr. Inope has been the Corporate Excellence Managing Director at Cementos Pacasmayo. Previously, he held the position of Construction Solutions Managing Director. He holds a degree in economics from the Universidad de Lima and holds a Master’s degree in Business Administration (MBA) from the Universidad de Ciencias Aplicadas (UPC), as well as the Programa de Alta Dirección (PAD). Mr. Inope joined Cementos Pacasmayo in 1996 and has held various management positions in Operations, Projects and Planning during his 25 years with the company.

Diego Reyes Pazos. Mr. Reyes has served as Supply Chain Manager since 2013 and subsequently assumed also the management of Administration and Risks. He has solid experience in supply chain, project development, system/process design and implementation, and financial analysis. He holds a bachelor’s degree in Business Administration from the Universidad de Lima and a masters degree in Business Administration from the Universidad de Piura. Before joining Cementos Pacasmayo, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as senior business process expert for Latin America at SAB Miller, Project Manager in the Supply Chain Vice-Presidency at UCPBackus & Johnston, among others.

Inés Roggero Cilloniz. Mrs. Roggero has been the Innovation and Digital Transformation Managing Director since June 2022. In January 2023 she was assigned the leadership of the Data and Analytics tribe and in July 2024 the information technology leadership. Before joining Cementos Pacasmayo, she was the Corporate Innovation Manager at Alicorp, where she was in charge of identifying process improvement initiatives, new analog and digital products. In addition, Mrs. Roggero has more than 17 years of experience in mass marketing in companies such as Johnson & Johnson and Coca-Cola company. During this time, she won more than 10 marketing awards and has successfully launched more than 10 new products on the market. She holds a Master’s degree in Design Management from IED Barcelona.

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

For the year ended December 31, 2024, the total short-term compensation recognized as an expense for our executive officers amounted to S/27,704,000 (2023: S/28,922,000 and 2022: S/26,066,000) and the total long-term compensation paid to our executive officers amounted to S/7,167,000 (2023: S/7,632,000 and 2022: S/8,272,000). There were no post-employment or contract termination benefits or share-payments.

Since 2011, we have paid each of our board members a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our board members for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our board members for serving on our board. Our 2024 board member compensation was approved at our annual shareholders’ meeting.

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

Board Committees

We have four board committees composed by members of our board of directors, which are described below. The members of these committees were elected at the Board meeting held on April 17, 2023, for a three year period.

Executive Committee

Our by-laws permit us to delegate an executive committee composed of three to five members of the board of directors. Mr. Eduardo Hochschild Beeck (chairman), Mr. Raimundo Morales Dasso and Mr. Humberto Reynaldo Nadal Del Carpio are currently members of our executive committee. Our executive committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Our executive committee also performs the functions of a compensation committee.

Antitrust Best Practices Committee

The antitrust best practices committee is composed of three members: Mr. Raimundo Morales Dasso, Mr. Humberto Reynaldo Nadal Del Carpio and Mr. Eduardo Hochschild Beeck. The antitrust best practices committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

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

Good Corporate Governance Committee

Our good corporate governance committee is composed of three directors. The current members are Mr. Eduardo Hochschild Beeck (chairman), Mr. Raimundo Morales Dasso and Mr. Humberto Reynaldo Nadal Del Carpio. The good corporate governance committee is responsible for overseeing director nomination and committee assignments, and board and CEO successions. Similarly, it is responsible for assisting in the implementation of committee and board self-assessment surveys and the review of governance principles.

Sustainability Committee

Our sustainability committee is composed of three directors. The current members are Mrs. Ana Botella (chairman), Ms. Ana Sofia Hochschild Correa and Mr. Humberto Reynaldo Nadal Del Carpio. The sustainability committee is responsible for approving our sustainability strategy, overseeing its implementation, and monitoring key ESG indicators.

D.	Employees

As of December 31, 2024, we had a total of 1,976 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2024	2023	2022
Senior Management	53	50	46
Administrative personnel	1,086	988	993
Plant workers (cement)	334	331	324
Plant workers (concrete)	503	403	350
Total(1)	1,976	1,772	1,713

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2024, approximately 19.7% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, o) and 04 unions of Distribuidora Norte Pacamasyo S.R.L.) that represent their affiliated members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements that are renewed every three years. During the first semester of 2022, three-year Union Agreements were signed with our unions.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2024, approximately 9.6% of our employees were enrolled with the national public pension fund and 89.7% with a private social pension plan.

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

This involvement and identification will allow us to consolidate ourselves as a committed team, that shares the same objectives and values, that co-creates the success of the company and at the same time focuses on growing and improving their personal well-being. The resources we use for our engagement strategy consist of two large measurements that are carried out in July and November, which are complemented with periodic measurements (pulses) to know the feeling and think about a specific dimension and/or situation. Our goal for 2024 was to have an Engagement Index of 86.57%, and thanks to the joint work of leaders, promoters and teams in general, we achieved an index of 87.70%.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2025, people who are currently members of our board of directors and our executive officers held as a group 1,650,995 of our common shares and no investment shares (not including common shares held by Mr. Eduardo Hochschild through ASPI). This amount represented less than 1% of our outstanding share capital as of March 31, 2025. Mr. Eduardo Hochschild through ASPI indirectly controlled 211,985,547 common shares, representing 50.01% of common shares.

Mr. Manuel Ferreyros, Mr. Humberto Reynaldo Nadal, Mr. Raimundo Morales, own individually and in the aggregate less than 1% of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2025, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2025, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2025.

	As of March 31, 2025
	Common shares		Investment shares		Total
Shareholder	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage	Number of shares (in millions)	Percentage
ASPI(1)	211,985.5	50.0%	—	—	211,985.5	45.7%
Cementos Pacasmayo (treasury shares)	—	—	36,040.5	89.5%	36,040.5	7.8%
Carlos De Ferrari Brignole	34,300.0	8.1%	—	—	34,300.0	7.4%
AFP Integra	28,711.0	6.8%	—	—	28,711.0	6.2%
AFP Prima	25,535.9	6.0%	—	—	25,535.9	5.5%
Profuturo AFP	20,910.1	4.9%	—	—	20,910.1	4.5%
Directors and officers(2)	2,220.5	0.5%	—	—	2,220.5	0.5%
American Depositary Share Program	34,113.5	8.0%	—	—	34,113.5	7.3%
Other shareholders	66,091.9	15.6%	4,238.4	10.5%	70,330.3	15.2%
Total	423,868.4	100.0%	40,278.9	100.0%	464,147.3	100.0%

(1)	ASPI is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company. The shares expressed here include those held through ASPI.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2020 to December 31, 2024, including common share and investment (non-voting) shares.

	As of December 31,
Shareholder	2024	2023	2022	2021	2020
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
Cementos Pacasmayo (treasury shares)	7.8%	7.8%	7.8%	7.8%	7.8%
Carlos De Ferrari Brignole	6.5%	2.8%	1.3%	0.8%	0.5%
IN—Fondo 2 (AFP Integra)	3.6%	3.0%	3.0%	3.2%	2.9%
RI—Fondo 2 (AFP Prima)	4.3%	4.8%	5.0%	5.2%	4.6%
RI—Fondo 3 (AFP Prima)	1.4%	3.8%	4.0%	4.0%	3.6%
American Depositary Receipt Program	7.3%	7.7%	7.3%	7.4%	6.8%
IN—Fondo 3 (AFP Integra)	2.0%	3.4%	4.3%	4.9%	4.1%
PR—Fondo 3 (AFP Profuturo)	3.1%	3.6%	4.2%	4.4%	3.7%
Other shareholders	18.2%	17.4%	17.5%	16.7%	20.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. The ADSs are listed on the New York Stock Exchange. As of March 31, 2025, we estimate that there were 6,822,700 ADSs outstanding, which represented 8.0% of our common shares outstanding as of such date.

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

As of December 31, 2024, we had no accounts payable balance with ASPI, our controlling shareholder.

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/1,200,000 in 2022, S/1,150,000 in 2023 and S/1,224,000 in 2024.

●	We provide back office management and administrative services to ASPI, Fossal and Fosfatos del Pacifico, for which we received S/198,000 in 2022, S/275,000 in 2023 and S/276,000 in 2024.

●	We receive a reimbursement of security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/2,110,000 in 2022, S/1,940,000 in 2023 and S/2,570,000 in 2024 for these services.

ASPI and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

For more information about our related-party transactions please see note 22 to our consolidated financial statements included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

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

Year ended December 31,	Dividends paid (in S/)	Per share (in S/)
2024	190,300,411	0.41000
2023	190,300,411	0.41000
2022 2021	194,941,884 366,676,401	0.42000 0.79000
2020	106,753,888	0.23000
2019	154,118,465	0.36000
2018	161,396,280	0.37700
2017	149,837,396	0.35000
2016	155,236,000	0.28500
2015	162,950,000	0.28000

At the annual shareholders’ meeting held on March 24, 2025, the shareholders of the Company approved the financial statements for fiscal year 2024 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2024 operating results.

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

Trading in the Peruvian Securities Market

The Lima Stock Exchange

As of December 31, 2024, there were 339 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2024, The Lima Stock Exchange had a share capital of S/132,893,960 divided into 182,092,340 shares with a par value S/0.73 each, fully subscribed and paid. As of December 31, 2024, the Lima Stock Exchange had 124 shareholders.

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2025, 423,868,449 of our common shares were outstanding. As of March 31, 2025, there were 34,114 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment Shares

As of March 31, 2025, 4,238,397 of our investment shares were outstanding excluding 36,040,497 investment shares that were held in treasury. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of a company’s equity. As of March 31, 2025, there were 530 owners of record of our investment shares. Our investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended  (the “Exchange Act”). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2024. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2024, has been audited by Tanaka, Valdivia & Asociados SCRL, member firm of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures —C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Attestation Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income or (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 29, 2025, expressed an unqualified opinion thereon.

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

A member of Ernst & Young Global Limited

Lima, Peru

April 29, 2025

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

If we make any substantive amendment to our code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2024, no such amendment was made nor did we grant any waiver to any provision of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Tanaka, Valdivia y asociados, SCRL, member firm of Ernst & Young Global Limited, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
(in thousands of S/)	2024	2023	2022
Audit fees	1,247	1,190	1,244
All other fees	8	117	45
Tax fees	294	206	497
Total fees	1,549	1,513	1,786

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

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In November 2013, the Peruvian Securities Commission and a committee of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Good Corporate Governance Code for Peruvian Companies.” These principles are disclosed on the Peruvian Securities Commission web page at http:// http://www.smv.gob.pe/ and the Lima Stock Exchange web page at http://www.bvl.com.pe. Although we have implemented a number of these measures and are part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, we are not required to comply with the referred corporate governance guidelines by law or regulation, only to disclose whether or not we are in compliance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Cementos Pacasmayo considers risk management to be a fundamental pillar of its strategy. The Company therefore evaluates threats and vulnerabilities, identifies its critical assets and quantifies the associated risk at least twice a year or sooner if warranted. Identified risks are confirmed by senior management to determine whether, due to their importance, they should be considered strategic risks, and different remediation or mitigation mechanisms relating to such risks are evaluated. For example, cybersecurity risks have been evaluated and determined to be strategic risks for the following reasons:

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

Cementos Pacasmayo’s cybersecurity strategy is based on the NIST 1.1 framework. Specifically, when referring to the identification and management of cybersecurity risks and threats that could compromise the Company, Cementos Pacasmayo has developed a methodology for risk management of information security based on ISO/IEC 27005. This systematic method allows the Company’s management to make appropriate decisions. Based on this and as part of our focus on the continuous improvement of information security in the company, during 2024 an internal audit was carried out to evaluate our Information Security Management System (ISMS) based on the guidelines and controls of ISO27001, as well as the respective external audit, which allowed us to obtain the ISO27001:2022 certification for our cement production and distribution process issued by AENOR, being the first cement company in Peru to obtain this certification.

The Company identifies and oversees risks internally. The audit committee of the Company has defined what a material cybersecurity risk is, so that the occurrence of a cybersecurity incident can be reported to the SEC. During 2024, Cementos Pacasmayo did not identify any threats that materially affected, or were reasonably likely to materially affect, its business strategy, results of operations or financial condition. As part of our information security policies, we have established the standards for access to and use of our information systems by employees or by third parties. In addition, we have established a new policy specifically relating to the access to and use of our information systems by third parties, which sets forth the conditions any third party must comply with in order to have any access to our information systems, which are being progressively incorporated into contracts with suppliers that are subject to these guidelines.

Finally, twice a year we run ethical hacking and pen-testing to evaluate our risks and vulnerabilities, and we have engaged an ethical hacking service which runs automatically when we perform spot exercises in our information systems (in-house and third-party solutions).

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

Governance

Role of the Board

The Board, in coordination with the Audit Committee, which is the corporate body in charge of centralizing corporate risks, oversees the Company’s risk management program, which includes risks arising from cybersecurity threats. The Audit Committee meets quarterly and reviews the corporate risk matrix in detail, including cybersecurity risks. At each regularly scheduled Board meeting, the Audit Committee Chair provides the full Board with an update on all significant matters discussed, reviewed, considered and approved by the committee since the last regularly scheduled.

Additionally, the Audit Committee is promptly apprised of any cybersecurity incident that meets established reporting thresholds, and receives ongoing updates regarding any such incident until it has been resolved. We have established a Policy for Response to Cybersecurity Incidents, and a related plan, which includes four playbooks (covering ransomware, phishing, DOS and malware) on how to respond to each type of incident and the specificities to communications matters, to our legal, compliance, risk management and audit committee. This policy and these plans are part of our Disaster Recovery Plan (DRP) which is also part of our Business Continuity Plan (BCP).

Role of Management

Senior management is highly committed to maintaining corporate cybersecurity, and is cognizant of cybersecurity risks and threats and the potential impact of the occurrence of cybersecurity incidents, which is evidenced by the review and oversight of such matters by the audit committee and the cybersecurity subcommittees, and has provided the necessary resources for the mitigation of such risks. In addition to the audit committee at the Board level, we also have two cybersecurity sub committees (IT & OT), each of which meets quarterly, with the presence of the Company’s senior executive officers. All participants in the subcommittee meetings receive a copy of the presentation for each meeting, which sets forth the applicable subcommittee’s role, strategy, project status (culture, risks, IT/OT and policies) and relevant information (our key performance metrics and POCs on cybersecurity technology, cybersecurity lab results, etc.), and meeting minutes, which include a summary of the information to be discussed and the principal action points.

In 2024, the Information Security Department was established as an independent Information Technology department, reporting directly to the Chief Financial Officer (CFO), with the goal of providing it with the autonomy and strategic position it deserves.

The Chief Information Security Office (CISO) is primarily responsible for overseeing, maintaining, and improving our cybersecurity strategy. He also leads our two cybersecurity subcommittees (IT and OT) and works closely with the Technology, Human Resources, Legal and Compliance, Operations departments, among others. He also has over eight years of experience managing and leading cybersecurity projects and holds the following certifications:

●	Certiprof - Lead Cybersecurity Professional Certificate - January 2023

●	ESAN Graduate School of Business (Lima, Peru) - International Diploma in Cybersecurity and Privacy Management - July 2020

●	Ramon Llull University (Barcelona, Spain) - Master in Information Technology Management - August 2015

All of Cementos Pacasmayo’s senior executive officers have been trained in cybersecurity matters and are the main promoters of our corporate cybersecurity culture and compliance with the established internal framework, which includes policies, guidelines and cybersecurity standards, among others.

ITEM 16J. INSIDER TRADING POLICIES

Cementos Pacasmayo has adopted an insider trading policy governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees with access to material non-public information.This policy is outlined in our "Manual de Políticas Relacionadas con Información Material No Pública y la Prevención de la Transferencia de Valores con Información Privilegiada" (Manual of Policies Related to Non-Public Material Information and the Prevention of Insider Stock Transfers). The manual is designed to promote compliance with insider trading laws, including the Exchange Act, applicable stock exchange listing standards, and local regulations. For further information on our insider trading policy, please refer to Exhibit 11 of this annual report.

SECTION 1.02 PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1 of this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F or incorporated by reference herein.

Exhibit Number	Description of Document
1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401)

2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922)

2.2A	Amendment No. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152)

2.2B	Amendment No. 2, dated as of December 4, 2020, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on December 4, 2020 (File No. 333-216152)

2.3	Indenture, dated as of February 8, 2013, among the Registrant, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas incorporated by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2014 (File No. 001-35401)

2.4	Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million, incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401)

2(d)	Description of securities registered under Section 12(d) of the Exchange Act incorporated by reference to Exhibit 2(d) of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-35401)

4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

Exhibit Number	Description of Document
4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401)

4.5	Addendum, effective February 1, 2020, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2020 (File No. 001-35401)

4.6	Summary of Principal Terms for Equipment and Engineering supply contract between the Registrant and FL SMIDTTH A/S dated November 29, 2021, incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)

4.7	Summary of Principal Terms for Construction and Assembly Contract between the Registrant and Ingeniería y Construcción Sigdo Koppers Perú S.A.C. dated February 16, 2022, incorporated by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401)

8.1	List of Subsidiaries.

11	Insider Trading Policy

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer

Exhibit Number	Description of Document
96.1	Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601)

96.2	Technical Report Summary (TRS), Virrilá Quarry and Piura Cement Plant 20-F 229.601 (Item 601)

96.3	Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601)

97	Compensation Recovery Policy incorporated by reference to Exhibit 97 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-35401)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Reynaldo Nadal Del Carpio
Humberto Reynaldo Nadal Del Carpio
Chief Executive Officer

By:	/s/ Ely Adriana Hayashi Hirahoka
Ely Adriana Hayashi Hirahoka
Chief Financial Officer

Date: April 29, 2025

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2024 and 2023, together with the
Report of Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2024 and 2023, together with the Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2025, expressed an unqualified opinion thereon.

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

Independent Auditors’ Report (continue)

Receivable related to Claims from Tax Authority

Description of the Matter

As disclosed in Note 7(c) to the consolidated financial statements, the Company has identified certain income tax-related contingencies associated to the mining royalties of years 2008 and 2009. In these years, relevant taxation authorities have challenged the tax treatment applied by the Company under the royalty law for metallic and non-metallic mining activity in Peru. As of December 31, 2024, the Company has recognized an asset for claims to the SUNAT for an amount of S/29,559,000, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Company has a dispute on the validity of the taxation authorities’ assessment. The Company has disclosed, but has not recorded any accrual, related to these matters since at the beginning of 2025 the Company obtained a favorable result from the Constitutional Court, which considers that the Company’s claim had a high probability to recover the full amount of the payments completed under protest. Consequently, the Company concluded that the criteria for recognition of an income tax liability under IFRS has not been met and that the amounts paid are recoverable based upon the technical merits of the income tax positions of royalty law for metallic and non-metallic mining activity taken by the Company.

In accordance with IAS 12, if the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess shall be recognized as an asset. The Company uses significant judgment to determine, based on interpretations of the income tax legislation and legal judgement, the recoverable amount of the mining royalties paid under protest in the past.

Auditing the estimation of the outcome and evaluating the recoverability of the claim for the payments made under protest, before the uncertain tax treatment is resolved required a high degree of auditor judgment and significant audit effort due to the complexity and judgement used by the Company in the assessment based on interpretations of the income tax legislation and legal rulings in Peru.

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

Our audit procedures included, among others, evaluating the assumptions used by the Company to develop its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Company’s internal and external legal counsel analysis of these matters. In addition, we involved our tax subject matter professionals to assess the technical merits of the Company’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related asset claim to the SUNAT.

Furthermore, we evaluated the disclosure of this matter in Note 7(c) to the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

Lima, Peru

April 29, 2025

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2024 and 2023

	Note	2024	2023
		S/(000)	S/(000)

Assets
Current assets
Cash and cash equivalents	6	72,723	90,193
Trade and other receivables, net	7	131,168	99,688
Income tax prepayments		7,736	4,485
Inventories	8	773,997	791,074
Prepayments		6,872	6,809
Total current assets		992,496	992,249
Non-current assets
Trade and other receivables, net	7	43,224	43,397
Financial investments designated at fair value through other comprehensive income		239	249
Property, plant and equipment, net	9	2,031,139	2,099,351
Intangible assets, net	10	63,596	62,920
Goodwill		4,459	4,459
Deferred income tax assets	14	21,816	11,428
Right of use assets		9,023	7,609
Other assets		51	73
Total non-current assets		2,173,547	2,229,486
Total assets		3,166,043	3,221,735
Liabilities and equity
Current liabilities
Trade and other payables	11	242,051	231,511
Financial obligations	13	458,346	383,146
Lease liabilities		2,958	3,999
Income tax payable		17,937	14,222
Provisions	12	44,263	56,510
Total current liabilities		765,555	689,388
Non-current liabilities
Financial obligations	13	1,034,845	1,189,880
Lease liabilities		6,462	4,130
Provisions	12	28,146	27,453
Deferred income tax liabilities	14	117,937	120,876
Total non-current liabilities		1,187,390	1,342,339
Total liabilities		1,952,945	2,031,727
Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,551)	(16,290)
Retained earnings		285,345	261,994
Total equity		1,213,098	1,190,008
Total liabilities and equity		3,166,043	3,221,735

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Sales of goods	16	1,978,071	1,950,075	2,115,746
Cost of sales	17	(1,249,545)	(1,260,623)	(1,463,715)
Gross profit		728,526	689,452	652,031

Operating income (expenses)
Administrative expenses	18	(253,383)	(231,967)	(225,439)
Selling and distribution expenses	19	(81,410)	(69,569)	(67,375)
Other operating (expense) income, net		(2,700)	(13,810)	(3,899)
Impairment to retirement of property, plant and equipment	9(g)	-	(36,551)	-
Total operating expenses, net		(337,493)	(351,897)	(296,713)
Operating profit		391,033	337,555	355,318

Other income (expenses)
Finance income		6,298	7,246	3,306
Finance costs	21	(100,308)	(104,045)	(95,105)
Net gain (loss) on derivative financial instruments recognized at fair value through profit or loss		-	19	(59)
(Loss) gain from exchange difference, net	5	(836)	4,933	(1,040)
Total other expenses, net		(94,846)	(91,847)	(92,898)
Profit before income tax		296,187	245,708	262,420

Income tax expense	14	(97,312)	(76,808)	(85,592)

Profit for the year		198,875	168,900	176,828

Earnings per share
Basic income attributable to holders of common and investment shares of Cementos Pacasmayo S.A.A. (S/per share)	23	0.46	0.39	0.41

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income (loss)

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Profit for the year		198,875	168,900	176,828
Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive loss		(370)	(25)	(565)
Deferred income tax	14	109	7	167
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Net gain on cash flows hedges		-	2,154	3,838
Deferred income tax	14	-	(634)	(1,133)
Other comprehensive income (loss) for the year, net of income tax		(261)	1,502	2,307

Total other comprehensive income for the year, net of income tax		198,614	170,402	179,135

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2024, 2023 and 2022

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	176,828	176,828
Other comprehensive income (loss)	-	-	-	-	-	(398)	2,705	-	2,307
Total comprehensive income	-	-	-	-	-	(398)	2,705	176,828	179,135
Dividends, note 15(g)	-	-	-	-	-	-	-	(179,805)	(179,805)

Balance as of December 31, 2022	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	168,900	168,900
Other comprehensive income	-	-	-	-	-	(18)	1,520	-	1,502
Total comprehensive income	-	-	-	-	-	(18)	1,520	168,900	170,402
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Others	-	-	-	-	-	(5)	-	-	(5)

Balance as of December 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	-	198,875	198,875
Other comprehensive income	-	-	-	-	-	(261)	-	-	(261)
Total comprehensive income	-	-	-	-	-	(261)	-	198,875	198,614
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)

Balance as of December 31, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,551)	-	285,345	1,213,098

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		296,187	245,708	262,420
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities
Depreciation and amortization		158,246	144,195	138,539
Finance costs	21	100,308	104,045	95,105
Impairment to retirement of property, plant and equipment	9(g)	-	36,551	-
Long-term incentive plan	12(c) y 20	7,167	7,632	8,272
Provision for inventory obsolescence	8(b)	6,418	2,956	1,977
Allowance for expected credit losses	7(d)	2,751	1,707	1,972
Net (gain) loss on derivative financial instruments recognized at fair value through profit or loss		-	(19)	59
Finance income		(6,298)	(7,246)	(3,306)
Exchange difference related to monetary transactions		1,048	(973)	3,804
Net gain on disposal of property, plant and equipment and intangible assets		(3,642)	(813)	(591)
Other items that do not generate operating flows, net		7,347	18,021	10,413
Working capital adjustments
Increase in trade and other receivables		(34,194)	(1,870)	(3,695)
Decrease (increase) in inventories		5,904	90,581	(282,554)
(Increase) decrease in prepayments		(951)	13,210	(10,099)
(Decrease) increase in trade and other payables		(14,894)	(48,680)	60,571
		525,397	605,005	282,887
Interest received		6,422	7,315	3,668
Interest paid		(99,678)	(96,907)	(80,573)
Income tax paid		(111,000)	(103,090)	(94,163)
Net cash flows from operating activities		321,141	412,323	111,819

Consolidated statement of cash flows (continued)

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Investing activities
Opening of term deposits with original maturity greater than 90 days		(32,782)	(10,000)	-
Redemption of term deposits with original maturity greater than 90 days		32,782	10,000	-
Purchase of property, plant and equipment		(64,318)	(272,600)	(162,785)
Purchase of intangible assets		(16,563)	(16,707)	(15,712)
Purchase of investments available for sale		(360)	-	(363)
Loans granted		(97)	(1,679)	(141)
Cash flow proceeds from sale of property, plant and equipment		4,403	1,392	2,664
Proceeds from loans		326	150	149
Net cash flows used in investing activities		(76,609)	(289,444)	(176,188)
Financing activities
Proceeds from bank overdraft		-	85,333	-
Payment of bank overdraft		-	(85,333)	-
Payment of bank loans	25	(384,364)	(661,520)	(448,984)
Dividends paid	25	(175,046)	(175,431)	(179,820)
Payment for hedging instrument	25	-	(7,708)	(15,390)
Lease payments		(5,426)	(3,564)	(2,511)
Bank loans received	25	303,200	639,000	525,000
Dividends returned	25	297	465	229
Cash flow from settlement of derivative financial instruments		-	93,323	-
Net cash flows used in financing activities		(261,339)	(115,435)	(121,476)
Net (decrease) increase in cash and cash equivalents		(16,807)	7,444	(185,845)
Net foreign exchange difference		(663)	976	(5,784)
Cash and cash equivalents as of January 1	6	90,193	81,773	273,402

Cash and cash equivalents as of December 31	6	72,723	90,193	81,773
Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		1,048	(973)	3,804
Outstanding accounts payable related to acquisition of property, plant and equipment	9(e)	(17,122)	9,379	14,560
Addition of right-of-use assets and lease liabilities		-	6,915	613
Additions of quarry rehabilitation costs	12	1,465	4,458	2,745

The accompanying notes are an integral part of this consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2024, 2023 and 2022

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2024, 2023 and 2022. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, precast, concrete and other minors in La Libertad region of the northern of Peru.

The issuance of the Company's consolidated financial statements and notes as of December 31, 2024 and for the year then ended were authorized by the Company’s Board of Directors on February 13, 2025 and then approved by the General Shareholders’ Meeting on March 24, 2025, subsequent events have been considered as through April 29, 2025. The consolidated financial statements as of December 31, 2023 and for the year then ended were approved by the General Shareholders’ Meeting on March 21, 2024.

For the years ended December 31, 2024, 2023 and 2022, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Soluciones Crealo 150 S.A.C , Soluciones Takay S.A.C., 150Krea Inc, Vanguardia Constructora del Perú S.A.C. and Corporación Materiales Piura S.A.C. As of these dates, the Company maintained a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete. It is the main partner of the Consorcio Constructor Norte del Peru, an entity established for the execution of the work “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

Notes to the consolidated financial statements (continued)

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

-	Corporación Materiales Piura S.A.C., entity acquired on January 4, 2023 whose corporate purpose is the extraction of stone, sand and clay.

-	Soluciones Créalo 150 S.A.C., an entity established on June 21, 2024, under the trade name Makers150, is mainly dedicated to the research and development of digital solutions for companies in the construction sector in Latin America.

-	Vanguardia Constructora del Perú S.A.C., an entity established on June 21, 2024, whose corporate purpose is the performance of all construction activities, engineering services and management consulting.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair value attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand S/(000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2024, that did not require the restatement of previous financial statements, as explained in note 2.3.17.

Notes to the consolidated financial statements (continued)

2.2

Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

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

The Group's financial assets include cash and cash equivalents, commercial and other receivables and other financial investments at fair value through OCI.

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

As of December 31, 2024 and 2023, the Group held trade and other receivables in this category; because they meet the conditions described above.

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

As of December 31, 2024 and 2023, the Group elected to classify irrevocably its listed equity investments under this category.

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

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate.

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

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

As of December 31, 2024 and 2023, the Group included trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability.The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

(iv)	Fair value measurement -

The Group measures financial instruments such as equity investments, at fair value at each period end.

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

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

The Group's management determines the policies and procedures for recurring and non-recurring fair value measurements.

Notes to the consolidated financial statements (continued)

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group's accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

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

Raw materials, spare part and supplies

-	Initially at cost and are recorded at the lower of cost and net realizable value.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years

Buildings and other construction:
Minor installations related to buildings	Between 10 and 35
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

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

For the years ended December 31, 2024, 2023 and 2022, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

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

Notes to the consolidated financial statements (continued)

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

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset, see note 12.

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

Onerous contracts -

If the Group has an onerous contract, the present obligations arising from it should be recognised and measured as a provision. However, before recognising a provision for an onerous contract, the Group recognises any impairment loss on the assets used to fulfil the obligations arising from that contract.

An onerous contract is one in which the unavoidable costs (i.e. the costs that the Group cannot avoid because it has the contract) of fulfilling the obligations under it exceed the economic benefits expected to be received from it. Unavoidable costs correspond to the lower of the cost of complying with the terms of the contract and the amount of payments or penalties arising from non-compliance. The cost of fulfilling a contract includes costs directly related to the contract (i.e. incremental costs and an allocation of costs that directly relate to contract activities).

Notes to the consolidated financial statements (continued)

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

The Group is dedicated to the production and trading of cement, concrete, precast and other minors, as well as trade of construction supplies. These goods are sold in contracts with customers.

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

Rendering of services –

Transport services

In the business segments cement, concrete, precast and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Paving services

In the paving business, to satisfy performance obligations over time, the Group shall recognise revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, the Group uses the resource method, which states that revenue should be recognised on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labour hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

The Group shall present the right or obligation it holds for the delivery of the transferred services to a customer as a contract asset or a contract liability in its statement of financial position when that right or obligation is conditioned by something other than the passage of time.

Notes to the consolidated financial statements (continued)

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

As of December 31, 2024 and 2023 there were no signs of impairment for long-lived assets.

2.3.17	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendments had no impact on the Group’s financial statements.

Notes to the consolidated financial statements (continued)

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement

-	That a right to defer must exist at the end of the reporting period

-	That classification is unaffected by the likelihood that an entity will exercise its deferral right

-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments had no impact on the Group’s financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements.

The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments had no impact on the Group’s financial statements.

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

If signs of impairment are identified, the most significant estimate considered by the Company's Management will correspond to the evaluation of the impairment of long-lived assets. As of December 31, 2024 and 2023, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2025 are below:

-	Lack of exchangeability – Amendments to IAS 21

The amendment is not expected to have a material impact on the Group’s consolidated financial statements.

On the other hand, during the period between January 1 and December 31, 2024, the IASB issued the following regulations, which are not yet in force:

-	New IFRS 19 Subsidiaries without public accountability: Disclosures.

-	New IFRS 18 Presentation and disclosures in financial statements.

-	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments.

The adoption of these new regulations is not expected to have a material impact on the Group's consolidated financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2024 the exchange rates for transactions in United States dollars, published by this institution, were S/3.758 for purchase and S/3.770 for sale (S/3.705 for purchase and S/3.713 for sale as of December 31, 2023).

As of December 31, 2024 and 2023, the Group had the following assets and liabilities in United States dollars:

	2024	2023
	US$(000)	US$(000)

Assets
Cash and cash equivalents	6,690	5,887
Trade and other receivables, net	4,800	3,259
	11,490	9,146

Liabilities
Trade and other payables	(14,636)	(19,082)
	(14,636)	(19,082)

Net monetary position	(3,146)	(9,936)

During 2024, the net loss originated by the exchange difference was approximately S/836,000 (the net gain from exchange difference amounted to S/4,933,000 during 2023). All these results are presented in the heading "Loss (profit) from exchange difference, net" in the consolidated statement of income.

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2024	2023
	S/(000)	S/(000)

Cash on hand	155	182
Cash at banks (b)	48,568	46,611
Short-term deposits (c)	24,000	43,400

	72,723	90,193

(b)	Cash at banks is denominated in local and foreign currency, are deposited in local and foreign bank and are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	95,419	83,840	-	-
Contract asset (d)	26,701	-	-	-
Other accounts receivable	8,613	13,179	-	-
Accounts receivable from Parent company and affiliates, note 22	1,969	1,973	-	-
Interest receivable	963	1,091	-	-
Loans to employees	910	1,061	-	-
Funds restricted to tax payments	393	1,322	-
Other receivables from sale of fixed assets	139	82	-	-
Loans granted	-	1,014	-	-
Allowance for expected credit losses (e) and (f)	(11,486)	(9,014)	-	-
Financial assets classified as receivables (f)	123,621	94,548	-	-
Value-added tax credit	7,547	5,140	643	1,193
Claim to the SUNAT (c)	-	-	29,559	29,559
Other accounts receivable	-	-	13,022	12,645
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (e)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	7,547	5,140	43,224	43,397
	131,168	99,688	43,224	43,397

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

Notes to the consolidated financial statements (continued)

(c)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Pursuant to this, the Company initiated two legal proceedings: (i) a constitutional process to denounce the repression of homogeneous harmful acts, filed on March 31, 2021; and, (ii) a contentious-administrative claim filed before the ordinary court, the object of which was the annulment and return of securities, filed on June 22, 2021.

To date, both processes have culminated with resolutions favorable to the Company's claim and it is noted that, with respect to the two aforementioned processes, the resolution issued by virtue of the Constitutional Court's Order, dated December 16, 2024, declares the constitutional grievance appeal well-founded and consequently the respective RTF void and orders the Tax Court to comply with the issuance of new resolutions complying with the judgment issued in STC 1043-2013-PA/TC regarding the calculation also applying to previous years, such as 2008 and 2009.

As a consequence of said administrative ruling, it is appropriate for SUNAT, either directly or through enforcement, to proceed with the return of the amounts paid by the Company amounting to S/29,559,000, since this constitutes a direct effect of the execution of the mandate ordered by the Constitutional Court. To date, we are awaiting the aforementioned refund and the Company is taking the corresponding legal actions for the recovery of said payments, which, in the opinion of Management and its external legal advisors, has a very high probability of obtaining a favorable result.

(d)	It corresponds mainly to paving services whose recognition is carried out according to the provisions of note 2.3.13.

(e)	The movement of the allowance for expected credit losses is as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Opening balance	18,048	16,467	14,573
Additions, note 19	2,751	1,707	1,972
Recoveries	(279)	(126)	(78)

Ending balance	20,520	18,048	16,467

As of December 31, 2024, the additions include S/2,751,000 related to the provision for expected credit losses for trade receivables (S/1,707,000 as of December 31, 2023), which are presented in the caption "selling and distribution expenses” on the consolidated statement of profit and loss, see note 19.

Notes to the consolidated financial statements (continued)

(f)	The aging analysis of trade and other accounts receivable as of December 31, 2024 and 2023, is as follows:

			Past due but not impaired
As of December 31, 2024	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.5%	0.2%	2.0%	2.8%	2.6%	8.6%	82.5%
Carrying amount 2024	135,107	100,356	11,131	5,109	4,326	1,275	12,910
Expected credit loss	11,486	244	228	145	114	110	10,645

			Past due but not impaired
As of December 31, 2023	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.7%	0.2%	1.0%	0.8%	7.6%	20.5%	64.4%
Carrying amount 2023	103,562	62,120	20,566	4,525	2,435	1,195	12,721
Expected credit loss	9,014	147	206	37	186	245	8,193

8.	Inventories

(a)	This caption is made up as follows:

	2024	2023
	S/(000)	S/(000)

Goods and finished products	18,234	16,488
Work in progress	221,837	173,569
Raw materials	254,141	329,598
Packages and packing	3,441	3,944
Fuel	3,552	3,899
Spare parts and supplies	259,601	251,006
Inventory in transit	13,191	12,570
	773,997	791,074

(b)	As of December 31, 2024 and 2023, the amount of the provision for inventory obsolescence amounts to S/33,880,000 and S/27,525,000, respectively. In the years 2024 and 2023, the net effect of recoveries and write-offs recognized in the consolidated statement of profit or loss for S/6,418,000 and S/2,956,000, respectively.

Notes to the consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement of the item as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2023	75,914	65,842	255,135	694,554	1,711,540	11,080	107,337	41,304	11,775	68,165	172,821	3,215,467
Additions	36,184	19,870	3,449	-	25,891	432	160	3,209	4,458	6,132	174,435	274,220
Sales and/or retirement	-	(101)	-	-	(41,075)	(162)	(2,064)	(316)	-	-	(559)	(44,277)
Transfers, note 10	-	(14,521)	-	127,675	186,727	(271)	(50)	990	-	-	(300,616)	(66)
As of December 31, 2023	112,098	71,090	258,584	822,229	1,883,083	11,079	105,383	45,187	16,233	74,297	46,081	3,445,344
Additions	-	1,023	1,827	-	20,710	872	2,472	4,164	1,465	-	40,788	73,321
Sales and/or retirement	(1,668)	(247)	(268)	-	(1,056)	(136)	(4,825)	(227)	-	-	(1,149)	(9,576)
Transfers, note 10	-	(8,077)	-	214,297	(162,491)	149	2,063	1,603	-	-	(47,778)	(234)
As of December 31, 20234	110,430	63,789	260,143	1,036,526	1,740,246	11,964	105,093	50,727	17,698	74,297	37,942	3,508,855

Accumulated depreciation

As of January 1, 2023	12,400	10,868	-	176,478	783,525	8,408	79,014	25,429	2,522	10,542	-	1,109,186
Additions	72	422	-	20,113	98,915	516	6,252	3,606	128	1,625	-	131,649
Sales and/or retirement	-	(56)	-		(22,620)	(153)	(1,896)	(201)	-	-	-	(24,926)
Transfers, note 10	-	-	-	2,065	(2,030)	-	(35)	-	-	-	-	-
As of December 31, 2023	12,472	11,234	-	198,656	857,790	8,771	83,335	28,834	2,650	12,167	-	1,215,909
Additions	72	424	-	21,858	104,237	484	5,300	4,184	167	1,646	-	138,372
Sales and/or retirement	(259)	-	-	-	(760)	(124)	(4,339)	(207)	-	-	-	(5,689)
Transfers, note 10	-	(171)	-	86,734	(86,431)	-	-	-	-	-	-	132
As of December 31, 2024	12,285	11,487	-	307,248	874,836	9,131	84,296	32,811	2,817	13,813	-	1,348,724

Impairment (b)
As of January 1, 2023	42,859	24,048	3,624	13,579	12,918	200	26	454	-	-	735	98,443
Additions	9,197	525	361	17,459	17,669	8	1	-	-	1,413	2,686	49,319
Lows	-	-	-	-	(17,669)	(8)	(1)	-	-	-	-	(17,678)
As of December 31, 2023	52,056	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	130,084

Lows	(1,092)	-	-	-	-	-	-	-	-	-	-	(1,092)
As of December 31, 2024	50,964	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	128,992

Net book value
As of December 31, 2023	47,570	35,283	254,599	592,535	1,012,375	2,108	22,022	15,899	13,583	60,717	42,660	2,099,351

As of December 31, 2024	47,181	27,729	256,158	698,240	852,492	2,633	20,771	17,462	14,881	59,071	34,521	2,031,139

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include acquisitions costs related to coal concessions acquired in previous years and the cost of certain concessions acquired in January 2023 for exploration activities in areas of interest to the cement business for S/34,350,000, through the purchase of the company Corporación Materiales Piura S.A.C.

(c)	The Group has assessed the recoverable value of its remaining property, plant and equipment and, except as specifically mentioned in (g), has not identified indications of impairment losses for these assets as of December 31, 2024 and 2023.

(d)	Work in progress included in property, plant and equipment as of December 31, 2024 and 2023 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2024, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/17,122,000 (S/9,379,000 as of December 31, 2023), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

(g)	In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

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

Likewise, in that year, Management recognized an impairment to retirement of the value of the coal concessions (northern zone) for S/11,393,000, recorded in other operating income (expenses) item of the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2023	56,067	24,543	1,975	52,323	134,908

Additions	15,667	-	-	523	16,190
Disposals	(593)	-	-	-	(593)
Transfers and reclassifications, note 9	66	-	-	-	66
As of December 31, 2023	71,207	24,543	1,975	52,846	150,571

Additions	15,357	-	-	1,412	16,769
Sales and/or retirement	(158)	-	-	(887)	(1,045)
Transfers and reclassifications, note 9	805	-	-	(571)	234
As of December 31, 2024	87,211	24,543	1,975	52,800	166,529

Accumulated amortization
As of January 1, 2023	23,858	10,619	71	9,574	44,122
Additions	6,939	2,454	-	313	9,706
Transfers and reclassifications, note 9	(554)	-	-	-	(554)
As of December 31, 2023	30,243	13,073	71	9,887	53,274

Additions	12,620	2,454	-	340	15,414
Transfers, note 9	-	-	-	(132)	(132)
As of December 31, 2024	42,863	15,527	71	10,095	68,556

Impairment (b)

As of January 1, 2023	456	-	-	33,469	33,925
Additions	-	-	-	452	452

As of December 31, 2023	456	-	-	33,921	34,377

As of December 31, 2024	456	-	-	33,921	34,377

Net Carrying Value
As of December 31, 2023	40,508	11,470	1,904	9,038	62,920

As of December 31, 2024	43,892	9,016	1,904	8,784	63,596

(b)	As of December 31, 2024 and 2023, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of December 31, 2024 and 2023, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This balance is made up as follows:

	2024	2023
	S/(000)	S/(000)

Trade payables (b)	96,549	107,327
Remuneration payable	36,405	27,792
Interest payable (d)	28,280	29,828
Taxes and contributions	18,747	17,225
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	17,122	9,379
Dividends payable, note 15(g)	11,097	10,322
Advances from customers	10,380	7,383
Contract liabilities	-	8,343
Board of Directors’ fees	5,243	4,700
Guarantee deposits	3,242	3,488
Account payable to the principal and affiliates, note 22	23	516
Other accounts payable	14,963	5,208

	242,051	231,511

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

12.	Provisions

(a)	This balance is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2023	31,333	31,985	13,377	2,276	78,971
Additions (b), note 20	35,258	7,632	-	-	42,890
Exchange difference	-	-	(292)	-	(292)
Unwinding of discounts, note 21	-	1,691	133	-	1,824
Change in estimate	-	-	4,458	-	4,458
Payments and advances	(32,263)	(11,625)	-	-	(43,888)
At December 31, 2023	34,328	29,683	17,676	2,276	83,963

Current portion	34,328	22,182	-	-	56,510
Non-current portion	-	7,501	17,676	2,276	27,453
	34,328	29,683	17,676	2,276	83,963

At January 1, 2024	34,328	29,683	17,676	2,276	83,963
Additions (b), note 20	39,223	7,167	-	-	46,390
Exchange difference	-	-	234	-	234
Unwinding of discounts, note 21	-	431	125	-	556
Change in estimate	-	-	1,250	-	1,250
Payments and advances	(35,288)	(23,343)	(280)	(1,073)	(59,984)
At December 31, 2024	38,263	13,938	19,005	1,203	72,409

Current portion	38,263	6,000	-	-	44,263
Non-current portion	-	7,938	19,005	1,203	28,146
	38,263	13,938	19,005	1,203	72,409

Notes to the consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Cost of sales, note 20	19,334	15,244	15,165
Administrative expenses, note 20	15,669	15,210	12,520
Selling and distribution expenses, note 20	4,139	3,804	3,287
Investment	81	1,000	1,189

	39,223	35,258	32,161

(c)	Long-term incentive plan -

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

As of December 31, 2024 and 2023, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2024 was from 0.53 to 4.86 percent and the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2023 was from 0.52 to 4.20 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to the consolidated financial statements (continued)

13.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	20224	2023
				S/(000)	S/(000)

Short -term promissory notes

Banco de Crédito del Perú	S/	6.51%	January 13, 2025	38,000	-
Banco de Crédito del Perú	S/	6.51%	January 16, 2025	38,000	-
Banco de Crédito del Perú	S/	6.35%	February 21, 2025	38,000	-
Scotiabank	S/	5.94%	March 10, 2025	37,200	-
Banco GNB Perú	S/	4.88%	November 17, 2025	38,000	-
Banco de Crédito del Perú	S/	4.85%	November 24, 2025	38,000	-
Banco de Crédito del Perú	S/	4.85%	December 5, 2025	76,000	-
Banco de Crédito del Perú	S/	9.44%	January 22, 2024	-	38,000
BBVA Perú	S/	9.78%	January 19, 2024	-	38,000
BBVA Perú	S/	8.83%	March 15, 2024	-	19,000
BBVA Perú	S/	8.83%	March 15, 2024	-	19,000
BBVA Perú	S/	6.98%	December 12, 2024	-	25,300
BBVA Perú	S/	6.98%	December 12, 2024	-	25,300
BBVA Perú	S/	6.98%	December 12, 2024	-	25,400
BBVA Perú	S/	7.32%	November 22, 2024	-	19,000
BBVA Perú	S/	7.32%	November 22, 2024	-	19,000
				303,200	228,000

Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,748	259,686
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,555	309,506
				569,303	569,192

Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	310,344	387,917
Scotiabank	S/	5.82%	December 1,2028	310,344	387,917
				620,688	775,834
				1,493,191	1,573,026

Maturity
Current				458,346	383,146
Non-current				1,034,845	1,189,880
				1,493,191	1,573,026

Notes to the consolidated financial statements (continued)

(b)	Senior Notes -

(b.1)	Senior Notes in Soles

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

(b.2)	Financial covenants

The corporate bond contracts have the following covenants limiting the incurring of indebtedness for the Company and its collateral subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposition or rental . of significant assets. The agreements are the following:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2024 and 2023, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the years ended December 31, 2024, 2023 and 2022, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/38,603,000, S/38,690,000 and S/60,225,000, respectively, see note 21.

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

As of December 31, 2024 and 2023, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

Notes to the consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Impairment of investments in subsidiary	-	-	-	-	-	7,375	-	-	7,375
Provision for expected credit losses on trade accounts receivable	2,088	473	-	-	2,561	730	-	-	3,291
Provision of discounts and bonuses to customers	1,779	85	-	-	1,864	827	-	-	2,691
Provision for vacations	2,101	114	-	-	2,215	243	-	-	2,458
Effect of differences between book and tax bases of fixed assets	342	934	-	-	1,276	2	-	-	1,278
Effect of differences between book and tax bases of inventories	55	-	-	-	55	808	-	-	863
Estimate for devaluation of spare parts and supplies.	435	(13)	-	-	422	177	-	-	599
Legal claim contingency	461	-	-	-	461	(148)	-	-	313
Lease liability	700	(259)	-	-	441	(297)	-	-	144
Tax loss carryforward	693	(693)	-	-	-	-	-	-	-
Others	894	1,537	-	-	2,431	417	-	-	2,848
	9,548	2,178	-	-	11,726	10,134	-	-	21,860
Deferred income tax liabilities
Right of use assets	(560)	245	-	-	(315)	254	-	-	(61)
Others	17	-	-	-	17	-	-	-	17
	(543)	245	-	-	(298)	254	-	-	(44)
Total deferred income tax liabilities, net	9,005	2,423	-	-	11,428	10,388	-	-	21,816

Notes to the consolidated financial statements (continued)

	As of January 1, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax liabilities:
Deferred income tax assets
Project deterioration Salmueras	18,030	215	-	-	18,245	192	-	-	18,437
Impairment of fixed assets	-	8,928	-	-	8,928	(322)	-	-	8,606
Provision for compensation to officials	9,435	(679)	-	-	8,756	(4,645)	-	-	4,111
Estimation for impairment of mining assets	7,655	(275)	-	-	7,380	(295)	-	-	7,085
Financial instrument at fair value with changes in other comprehensive income	6,807	-	7	-	6,814	-	109	-	6,923
Estimate for depreciation of spare parts and supplies	5,924	759	-	-	6,683	1,725	-	-	8,408
Provision for quarry closure	3,563	802	-	1,373	5,738	(532)	-	439	5,645
Provision for vacations	3,884	336	-	-	4,220	176	-	-	4,396
Lease liability	428	798	-	-	1,226	708	-	-	1,934
Provision for expected credit losses on trade accounts receivable	653	454	-	-	1,107	(69)	-	-	1,038
Legal claim contingency	210	-	-	-	210	(169)	-	-	41
Others	328	1,118	-	-	1,446	1500	-	-	2,946
	56,917	12,456	7	1,373	70,753	(1,731)	109	439	69,570
Deferred income tax liabilities
Effect of the difference between accounting and tax bases of fixed assets and the difference in depreciation rates	(187,236)	199	-	(1,373)	(188,410)	4,867	-	(439)	(183,982)
Effect of costs incurred from bond issuance	(2,371)	391	-	-	(1,980)	392	-	-	(1,588)
Right of use assets	(392)	(805)	-	-	(1,197)	(698)	-	-	(1,895)
Net gain from cash flow derivatives	(8,511)	9,145	(634)	-	-	-	-	-	-
Others	(42)	-	-	-	(42)	-	-	-	(42)
	(198,552)	8,930	(634)	(1,373)	(191,629)	4,561	-	(439)	(187,507)
Total deferred income tax liabilities, net	(141,635)	21,386	(627)	-	(120,876)	2,830	109	-	(117,937)
		23,809	(627)			13,218	109

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

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Profit before income tax	296,187	245,708	262,420
Income tax expense calculated at the statutory income tax rate of 29.5%	(87,375)	(72,484)	(77,414)

Permanent differences
Non-deductible expenses, net	(3,114)	(2,369)	(7,415)
Effect of tax-loss carry forward not recognized	(6,823)	(1,955)	(763)
Income tax with effective rate
2024: 33% (2023: 31% 2022: 33%)	(97,312)	(76,808)	(85,592)

The components of the deferred income tax related to the items recognized in the consolidated statements of profit or loss during the years ended December 31, 2024, 2023 and 2022, are as follow:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(110,530)	(100,617)	(93,286)
Deferred	13,218	23,809	7,694

	(97,312)	(76,808)	(85,592)

As of December 31, 2024, 2023 and 2022, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2024, certain subsidiaries of the Group had tax loss carryforwards of S/92,998,000 (2023 S/44,868,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/102,730,000 (2023: S/126,972,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

Notes to the consolidated financial statements (continued)

15.	Equity

(a)	Capital stock -

As of December 31, 2024 and 2023, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share. As of December 31, 2024, the total outstanding common shares were as follows; 34,103766 were listed on the New York Stock Exchange and 389,764,683 were listed on the Lima Stock Exchange. As of December 31, 2023, of the total outstanding common shares were as follow; 35,753,501 were listed on the New York Stock Exchange and 388,114,948 were listed on the Lima Stock Exchange

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

As of December 31, 2024 and 2023, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

As of December 31, 2024 and 2023, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2024 and 2023, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results - This reserve records changes in the fair value of financial instruments at fair value through OCI.

(g)	Distributions made and proposed –

	2024	2023	2022
Approval date by Board of Directors	October 28, 2024	November 7, 2023	October 10, 2022

Declared dividends per share to be paid in cash S/.	0.41000	0.41000	0.42000
Declared dividends S/(000):	175,524	175,524	179,805

As of December 31, 2024 and 2023, dividends payable amounted to S/11,097,000 and S/10,322,000, respectively, see note 11.

Notes to the consolidated financial statements (continued)

16.	Sales of goods

This caption is made up as follows:

	For the year ended of December 31, 2024
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	1,605,472	271,276	30,101	-	-	1,906,849
Sale of construction supplies	-	-	-	56,873	-	56,873
Sale of other	-	-	-	-	14,349	14,349

	1,605,472	271,276	30,101	56,873	14,349	1,978,071

Timing of revenue recognition
Goods and services transferred at a point in time	1,605,472	183,686	30,101	56,873	14,349	1,890,481
Services transferred over time	-	87,590	-	-	-	87,590
	1,605,472	271,276	30,101	56,873	14,349	1,978,071

	For the year ended of December 31, 2023
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	1,642,420	182,278	25,540	-	-	1,850,238
Sale of construction supplies	-	-	-	74,096	-	74,096
Sale of other	-	-	-	-	25,741	25,741

	1,642,420	182,278	25,540	74,096	25,741	1,950,075

Timing of revenue recognition
Goods and services transferred at a point in time	1,642,420	161,222	25,540	74,096	25,741	1,929,019
Services transferred over time	-	21,056	-	-	-	21,056
	1,642,420	182,278	25,540	74,096	25,741	1,950,075

Notes to the consolidated financial statements (continued)

	For the year ended of December 31, 2022
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	1,742,704	189,945	31,177	-	-	1,963,826
Sale of construction supplies	-	-	-	114,024	-	114,024
Sale of other	-	-	-	-	37,896	37,896

	1,742,704	189,945	31,177	114,024	37,896	2,115,746

Time of revenue recognition
Goods and services transferred at a point in time	1,742,704	189,945	31,177	114,024	37,896	2,115,746
	1,742,704	189,945	31,177	114,024	37,896	2,115,746

For all segments the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

17.	Cost of sales

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products	16,916	20,037	25,304
Beginning balance of work in progress	174,224	186,937	135,008
Consumption of miscellaneous supplies	395,718	429,069	607,518
Maintenance and third-party services	282,045	244,722	277,250
Shipping costs	166,134	177,393	201,849
Depreciation and amortization	134,322	125,494	121,871
Personnel expenses, note 20(b)	158,103	125,318	125,683
Costs of packaging	54,889	66,456	81,023
Other manufacturing expenses	109,602	76,337	95,183
Ending balance of goods and finished products	(19,916)	(16,916)	(20,037)
Ending balance of work in progress	(222,492)	(174,224)	(186,937)
	1,249,545	1,260,623	1,463,715

Notes to the consolidated financial statements (continued)

18.	Administrative expenses

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	136,776	125,072	116,748
Third-party services	75,774	68,329	72,172
Depreciation and amortization	17,107	15,258	14,529
Donations	8,598	9,028	8,494
Taxes	7,569	6,788	5,669
Board of Directors compensation	6,032	5,941	6,112
Consumption of supplies	1,527	1,551	1,715
	253,383	231,967	225,439

19.	Selling and distribution expenses

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	43,700	41,642	42,300
Third-party services	13,292	12,270	11,106
Advertising and promotion	9,140	7,548	6,417
Depreciation	5,953	2,744	2,138
Allowance for expected credit losses, note 7(e)	2,751	1,707	1,972
Other	6,574	3,658	3,442

	81,410	69,569	67,375

Notes to the consolidated financial statements (continued)

20.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Wages and salaries	186,293	162,252	165,530
Social contributions	39,241	33,868	32,966
Workers ‘profit sharing, note 12(b)	39,142	34,258	30,972
Legal bonuses	27,205	23,013	20,556
Vacations	23,567	22,226	18,481
Cessation payments	12,513	6,308	4,511
Long-term incentive plan, note 12	7,167	7,632	8,272
Training	2,297	1,332	2,307
Other	1,496	1,143	1,136

	338,921	292,032	284,731

(b)	Employee benefits expenses are allocated as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Cost of sales, note 17	158,103	125,318	125,683
Administrative expenses, note 18	136,776	125,072	116,748
Selling and distribution expenses, note 19	43,700	41,642	42,300
Miscellaneous expenses	342	-	-

	338,921	292,032	284,731

21.	Finance costs

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Interest on Club Deal promissory note and loan, note 13(c)	59,077	59,643	14,920
Interest on senior notes, note 13 (b.2)	38,603	38,690	60,225
Expenses for the purchase and amortization of issuance costs of senior notes	1,328	1,249	1,027
Interest on lease liabilities	730	573	317
Financial cost of cash flow hedging instruments	-	1,730	15,155
Counterparty credit risk in cross currency swaps	-	12	62
Interest for bank overdraft	-	31	-
Other	14	293	2,108

Total interest expense	99,752	102,221	93,814
Unwinding of discount of provisions, note 12	556	1,824	1,291
	100,308	104,045	95,105

Notes to the consolidated financial statements (continued)

22.	Related parties

Transactions with related entities -

During 2024, 2023 and 2022, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its other related parties:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A. (ASPI)
Fees for management and administrative services	88	88	100
Income from office lease	16	16	16

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 24	1,224	1,150	1,200
Income from office lease	357	259	244

Fosfatos del Pacífico S.A. (Fospac)
Fees for management and administrative services	144	143	46
Income from office lease	16	16	16

Fossal S.A.A.(Fossal)
Fees for management and administrative services	44	44	52
Income from office lease	16	16	16

Asociación Sumac Tarpuy
Income from office lease	16	16	16

Expense
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(2,570)	(1,940)	(2,110)

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2024 and 2023:

	2024		2023
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Parent
Inversiones ASPI S.A.	115	-	89	-
	115	-	89	-

Other related parties
Fosfatos del Pacífico S.A.	1,409	23	1,413	305
Compañía Minera Ares S.A.C.	231	-	315	211
Fossal S.A.A.	126	-	52	-
Other	88	-	104	-
	1,854	23	1,884	516
	1,969	23	1,973	516

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2024, 2023 and 2022, the Group had not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. For the year ended December 31, 2024, the total short-term compensation amounted to S/27,704,000 (2023: S/28,922,000 and 2022: S/26,066,000) and the total long-term compensation amounted to S/7,167,000 (2023: S/7,632,000 and 2022: S/8,272,000), and there were no post-employment or contract termination benefits or share-payments.

23.	Earnings per share

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The Group does not have potential common shares with a dilutive effect as of December 31, 2024, 2023 and 2022.

Notes to the consolidated financial statements (continued)

The calculation of basic and diluted earnings per share is shown below:

	2024	2023	2022

Numerator
Net profit attributable to the owners of the Holding Company	198,875	168,900	176,828
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

Basic and diluted earnings per share (S/)	0.46	0.39	0.41

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

24.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2024 and 2023, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A.This lease is renewable annually, and provided an annual rent expense for the years ended December 31, 2024, 2023 and 2022 of S/1,224,000, S/1,150,000, and S/1,200,000, respectively; see note 22.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, had subscribed a collaboration contract with a third party., with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of December 31, 2024 and 2023, the Group had no significant capital commitments.

Notes to the consolidated financial statements (continued)

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production.This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended December 31, 2024, 2023 and 2022 amounted to S/5,546,000, S/5,273,000 and S/9,445,000 respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2024 and 2023 amounted to S/1,553,000 and S/1,514,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

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

Mining royalty expense paid to the Peruvian Government for 2024, 2023 and 2022 amounted to S/1,266,000, S/983,000 and S/1,193,000 and, respectively, and is recognized as part of the cost of inventory production.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2024, 2023 and 2022, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2024 and 2023.

Notes to the consolidated financial statements (continued)

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company in the four years subsequent after the year of filing the tax return.

The statements of income tax and value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2020 / 2022– 2024	Dec. 2020-2024
Cementos Selva S.A.C.	2020 – 2024	Dec. 2020-2024
Distribuidora Norte Pacasmayo S.R.L.	2020 – 2024	Dec. 2020-2024
Empresa de Transmisión Guadalupe S.A.C.	2020 – 2024	Dec. 2020-2024
Salmueras Sudamericanas S.A.	2020 – 2024	Dec. 2020-2024
Calizas del Norte S.A.C. (liquidated during 2022)	2020 – 2022	Dec. 2020-2022
Soluciones Takay S.A.C.	2020 – 2024	Dec. 2020-2024
Corporación Materiales Piura S.A.C.	2020 – 2024	Dec. 2020-2024
Soluciones Crealo 150 S.A.C.	2024	Sep.-Dec. 2024
Vanguardia Constructora del Perú S.A.C.	2024	Oct.-Dec. 2024

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2024 and 2023.

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

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

		Resolution	Year of	Program	Operating year expense
Project unit	Resource	Number	approval	approved	2024	2023	2022
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	851	879	810
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGGAM	2018	PAMA	329	320	299

					1,180	1,199	1,109

As of December 31, 2024 and 2023, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2024 and 2023, the Group maintained a provision for the closing of the quarries exploited by its operations amounting to S/19,005,000 and S/17,676,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Legal claim contingency

As of December 31, 2024, the Group had received claims from third parties in relation with its operations which in aggregate represent S/835,000 that corresponded to labor claims from former employees.

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

Notes to the consolidated financial statements (continued)

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

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2024 and 2023.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2024 and 2023, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign currency exchange rates. The Group's exposure to foreign exchange risk relates primarily to the Group's operating activities (when income or expenses are denominated in a currency other than the Group's functional currency).

As of December 31, 2023, derivative financial instruments (cross currency swaps) were fully settled in correlation with the payment of international bonds in dollars.

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2024	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(593)
	+10	(1,186)
	-5	593
	-10	1,186

2023	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(1,845)
	+10	(3,689)
	-5	1,845
	-10	3,689

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

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2024 and 2023, the Group had 8 and 4 customers, that owed the Group more than S/3,000,000 each accounting for approximately 34 % and 29% of all trade receivables outstanding, respectively. There were 22 and 25 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 23% and 48% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2024 and 2023, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2024
Financial obligations	190,292	269,272	729,091	310,000	1,498,655
Interest	29,255	49,887	189,657	47,735	316,534
Trade and other payables	155,556	67,748	-	-	223,304
Lease liabilities	758	2,200	5,819	643	9,420

As of December 31, 2023
Financial obligations	115,092	269,272	625,455	570,000	1,579,819
Interest	31,769	57,356	231,220	77,643	397,988
Trade and other payables	175,847	38,439	-	-	214,286
Lease liabilities	986	2,957	4,186	-	8,129

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Amortization of costs of issuance of senior notes	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2024
Dividends payable	10,322	175,524	-	297	(175,046)	-	-	11,097
Interest-bearing loans	1,573,026	-	-	303,200	(384,364)	1,329	-	1,493,191

2023
Hedge finance cost payable	5,978	-	1,730	-	(7,708)	-	-	-
Dividends payable	9,764	175,524	-	465	(175,431)	-	-	10,322
Interest-bearing loans	1,593,171	-	-	639,000	(661,520)	2,206	169	1,573,026

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023.

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

Notes to the consolidated financial statements (continued)

(a)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2024 and 2023, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2024 and 2023, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2024	2023	2024	2023	2024/2023
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	72,723	90,193	72,723	90,193	Level 1
Trade and other receivables	174,399	143,085	174,399	143,085	Level 2
Financial investments designated at fair value through other comprehensive income	239	249	239	249	Level 3
Total financial assets	247,361	233,527	247,361	233,527

Financial liabilities
Trade and other payables	242,051	231,511	242,051	231,511	Level 2
Senior notes	569,303	569,192	541,508	532,987	Level 1
Promissory notes	923,888	1,003,834	916,415	931,014	Level 2

Total financial liabilities	1,735,242	1,804,537	1,699,974	1,695,512

Notes to the consolidated financial statements (continued)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (iv).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2024 and 2023, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date as they trade on the exchange.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company's shareholding in the equity of Fossal S.A.A.

27.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, pavement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Notes to the consolidated financial statements (continued)

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	2024				2023				2022
	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	1,906,849	56,873	14,349	1,978,071	1,850,238	74,096	25,741	1,950,075	1,963,826	114,024	37,896	2,115,746
Gross profit	728,850	2,006	(2,330)	728,526	687,727	723	1,002	689,452	647,285	3,670	1,076	652,031
Administrative expenses	(248,047)	(2,848)	(2,488)	(253,383)	(227,459)	(2,692)	(1,816)	(231,967)	(221,024)	(2,741)	(1,674)	(225,439)
Selling and distribution expenses	(79,696)	(915)	(799)	(81,410)	(68,286)	(766)	(517)	(69,569)	(66,109)	(786)	(480)	(67,375)
Other operating (expense) income, net	(2,805)	33	72	(2,700)	(13,813)	3	-	(13,810)	(2,964)	8	(943)	(3,899)
Finance income	6,201	33	64	6,298	7,160	9	77	7,246	3,252	20	34	3,306
Finance cost	(100,302)	-	(6)	(100,308)	(104,045)	-	-	(104,045)	(95,102)	(3)	-	(95,105)
Net (loss) gain on (settlement of) derivative financial instruments recognized at fair value through profit or loss	-	-	-	-	19	-	-	19	(59)	-	-	(59)
Impairment of assets	-	-	-	-	(36,551)	-	-	(36,551)	-	-	-	-
Gain (loss) from exchange difference, net	(828)	(7)	(1)	(836)	4,932	(6)	7	4,933	(1,030)	5	(15)	(1,040)
Profit before income tax	303,373	(1,698)	(5,488)	296,187	249,684	(2,729)	(1,247)	245,708	264,249	173	(2,002)	262,420
Income tax expense	(99,673)	558	1,803	(97,312)	(78,050)	853	389	(76,808)	(86,189)	(56)	653	(85,592)
Profit for the year	203,700	(1,140)	(3,685)	198,875	171,634	(1,876)	(858)	168,900	178,060	117	(1,349)	176,828

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	2024				2023				2022
	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,021,210	40,583	104,011	3,165,804	3,074,279	46,941	100,266	3,221,486	3,086,104	38,353	102,537	3,226,994
Other assets (*)	-	-	239	239	-	-	249	249	86,630	-	537	87,167
Total assets	3,021,210	40,583	104,250	3,166,043	3,074,279	46,941	100,515	3,221,735	3,172,734	38,353	103,074	3,314,161
Operating liabilities	1,879,580	71,901	1,464	1,952,945	1,968,133	62,907	687	2,031,727	2,041,923	76,780	323	2,119,026
Capital expenditure (**)	96,912	-	-	96,912	299,326	-	-	299,326	190,126	-	-	190,126
Depreciation and amortization	(152,584)	(1,189)	(4,473)	(158,246)	(137,968)	(1,468)	(4,759)	(144,195)	(133,276)	(1,545)	(3,718)	(138,539)
Provision of inventory net realizable value and obsolescence	(3,465)	-	-	(3,465)	(2,956)	-	-	(2,956)	(2,027)	-	-	(2,027)

(*)	As of December 31, 2024 and 2023, it corresponds to the financial investment at fair value with changes in ORI for S/239,000 and S/249,000, respectively.

(**)	Capital investments amounting to S/96,912,000, S/299,326,000 and S/190,126,000 for the years 2024, 2023 and 2022, respectively, correspond to additions of property, plant and equipment, intangibles and other minor non-current assets.

Geographic information

As of December 31, 2024 and 2023, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.

28. Subsequent Events

The Company has evaluated the existence of subsequent events and determined that there have not been events that require a disclosure in this consolidated financial statements.