Form 20-F/A
period 2024-12-31
CEMENTOS PACASMAYO SAA
filed 2025-12-04
CIK 1221029

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

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) is being filed solely to correct the text of Exhibits 12.1 and 12.2 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 of Cementos Pacasmayo S.A.A. (the “Registrant”), which was originally filed on April 29, 2025 (the “Form 20-F”).

This Amendment No. 1 consists of a cover page, this explanatory note, the signature page and the corrected Exhibits 12.1 and 12.2.

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

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Humberto Nadal Del Carpio
Name:	Humberto Nadal Del Carpio
Title:	Chief Executive Officer

By:	/s/ Ely Hayashi Hirahoka
Name:	Ely Hayashi Hirahoka
Title:	Chief Financial Officer

Date: December 4, 2025

3