Form 20-F
period 2025-12-31
CEMENTOS PACASMAYO SAA
filed 2026-04-28
CIK 1221029

As filed with the U.S. Securities and Exchange Commission on April 27, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Gabriela Dañino, Esq., General Counsel
Tel. +51-1-317-6000
Calle La Colonia 150
Urb. El Vivero - Lima, Peru

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five common shares of the Registrant, par value S/1.00 per share (“ADSs”)	CPAC	New York Stock Exchange
Common Shares, par value S/1.00 per share		New York Stock Exchange*

*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission. Our Common Shares are listed on the Lima Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025	423,868,449 common shares 4,238,397 non-voting investment shares*

*	Excluding 36,040,497 non-voting investment shares held in treasury.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “Pacasmayo,” and “Cementos Pacasmayo” in this annual report on Form 20-F are to Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. References to “our controlling shareholder” are to Inversiones ASPI S.A. The term “U.S. Dollar” or “U.S. Dollars” and the symbol “US$” refer to the legal currency of the United States; and the term “Sol” or “Soles” and the symbol “S/” refer to the legal currency of Peru.

Financial Information

Our consolidated financial statements included in this annual report on Form 20-F have been prepared in Soles and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We have translated some of the Soles amounts appearing in this annual report on Form 20-F into U.S. Dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate Soles amounts to U.S. Dollars was S/3.363 to US$1.00 as of December 31, 2025, which was the average accounting exchange rate (tipo de cambio contable) reported on December 31, 2025, by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for Soles. The U.S. Dollar equivalent information presented in this annual report on Form 20-F is provided solely for convenience of the reader and should not be construed as implying that the Soles amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or at any other rate.

Certain figures included in this annual report on Form 20-F have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

In this annual report on Form 20-F, we present EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, which are financial measures that are not recognized under IFRS. We refer to such financial measures as “non-IFRS” financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows of the subject reporting company but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, because we believe they provide the reader with supplemental measures of the financial performance of our core operations that facilitate period-to-period comparisons of EBITDA and adjusted EBITDA on a consistent basis. EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, should not be used as an alternative to profit or operating profit, operating margin as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). We define EBITDA as net profit minus finance income and plus finance costs, income tax expense, and depreciation and amortization, and plus or minus gain from exchange difference, net. We define adjusted EBITDA as EBITDA minus the impairment of our vertical kilns. EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation to the most directly comparable IFRS financial measure, see “Item 4. Information on the Company—B. Business Overview—Overview—Non-IFRS Financial Measures and Reconciliation.”

Market Information

We make estimates in this annual report on Form 20-F regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management’s knowledge and statistics and other information available from the following sources:

●	the Central Bank of Peru (Banco Central de Reserva del Perú, or the “BCRP”);

●	the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or “INEI”);

●	the Association of Cement Producers of Peru (Asociación de Productores de Cemento, or “ASOCEM”);

●	the Ministry of Housing, Construction and Sanitation (Ministerio de Vivienda, Construcción y Saneamiento);

●	ADUANET, a website administered by the Peruvian Tax Superintendence (Superintendencia Nacional de Administración Tributaria, or “SUNAT”);

●	the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); and

●	the Global Competitiveness Index prepared by the World Economic Forum.

We believe these estimates to be accurate as of the date of this annual report on Form 20-F.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward- looking statements in this annual report on Form 20-F may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

●	political, economic and social risk inherent to conducting business in Peru;

●	exchange rates, inflation rates and interest rates;

●	the entry of new competitors into the market we serve;

●	construction activity levels, particularly in the northern region of Peru;

●	private investment and public spending in construction projects;

●	natural disasters, such as floods and earthquakes affecting the northern region of Peru, and global events, such as public health crises and epidemics/pandemics and the worldwide effects thereof and responses thereto;

●	availability and prices of energy, admixtures and raw materials;

●	changes in the regulatory framework, including tax, environmental and other laws;

●	the effects of climate change

●	the successful expansion of our production capacity;

●	our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

●	our ability to maintain and expand our distribution network;

●	international conflicts, such as the current one between Russia and Ukraine, the one in Gaza and in Iran, among others, and the worldwide effects and responses thereto;

●	changes in international trade tariffs, such as those between the United States and China, and the rest of the world, and the worldwide effects and responses thereto;

●	increased cybersecurity threats;

●	our ability to retain and attract skilled employees; and

●	other factors discussed under “Item 3. Key Information—D. Risk Factors.”

The forward-looking statements in this annual report on Form 20-F represent our expectations and forecasts as of the date of this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report on Form 20-F.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our common shares and ADSs is subject to a number of risks, including risks relating to global macroeconomic conditions, to Peru, to our Business and Industry and risks relating to our common shares and ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Detailed Risk Factors” for a more thorough description of these and other risks.

Risk Relating to Global Macroeconomic Conditions

●	Global macroeconomic conditions may have an adverse effect on economic conditions in Peru and, therefore, on our business, financial condition and results of operations.

●	International conflicts, such as the current war between Russia and Ukraine, and the war between Israel and Hamas, or the United States, Israel and Iran, as well as other geopolitical tensions or conflicts have put upward pressure on international prices, increasing inflation, and therefore could adversely affect our business, financial condition, and results of operations.

●	Increases in global freight costs could adversely affect international prices, which, in turn, may increase inflation and therefore adversely affect our business, financial condition and results of operations.

Risks Relating to Peru

●	Political, social and economic developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.

●	A depreciation or devaluation of the Sol could have a material adverse effect on our business, financial condition and results of operations.

●	The implementation of restrictive exchange rate policies and other similar laws by the Peruvian government could adversely affect our business, financial condition and results of operations.

●	Increased rates of inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our business, financial condition and results of operations.

Risks Relating to our Business and Industry

●	We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

●	Demand for our cement products is highly related to housing construction in northern Peru, which, in turn, is affected by economic conditions in the region.

●	A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

●	Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy, as well as third-party raw materials.

●	A change of control of our company occurred in March of 2026, which could lead to shifts in our strategy, management, and corporate governance.

●	Regulatory information requests regarding certain transaction-related expenses recorded in 2025 may result in litigation or administrative proceedings.

Risk Relating to our Common Shares and ADSs

●	The market price of ADSs may fluctuate significantly, and you could lose all or part of your investment.

●	Our controlling shareholder has significant influence over us and his interests could conflict with the interests of other shareholders.

●	Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at our shareholders’ meetings.

●	The ability of holders of ADSs to receive payments of cash dividends may be limited

Detailed Risk Factors

Risk Relating to Global Macroeconomics Conditions

Global macroeconomic conditions may have an adverse effect on economic conditions in Peru and, therefore, on our business, financial condition and results of operations.

Our operations and customers are located in Peru. As a result, our business, financial condition and results of operations, like those of most companies in Peru, may be adversely affected by the level of economic activity in the country. However, the Peruvian economy is significantly influenced by global macroeconomic trends, geopolitical stability, and international financial markets. Although we do not engage in direct export or import activities, we are not insulated from external shocks. For example, the United States, China and Europe are important recipients of Peru’s exports, and therefore a slowdown in one or more of these economies will affect Peru’s economic activity. Global volatility—such as fluctuations in the prices of commodities like copper and gold—directly impacts Peru’s fiscal revenue and trade balance, which can lead to reduced public infrastructure spending and a contraction in private investment. Furthermore, while we utilize domestic energy sources, our cost structure remains sensitive to global energy benchmarks; spikes in international oil or coal prices can drive up domestic logistics and manufacturing costs, such as a result of the ongoing conflicts in Iran. Additionally, restrictive global monetary policies or increased risk aversion in international markets can lead to higher domestic interest rates and currency depreciation of the Sol against the U.S. Dollar. Such conditions could increase our financing costs, limit the availability of credit for construction projects, and reduce the purchasing power of our “self-construction” customers, ultimately resulting in decreased demand for cement and related building materials.

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

In 2025, the Peruvian economy demonstrated unexpected resilience despite continued global geopolitical friction, including the conflicts in Ukraine and the Middle East. Peru’s GDP grew by approximately 3.3% in 2025, exceeding initial projections due to record-high terms of trade—driven by historic copper and gold prices—and the commencement of major logistics projects such as the Port of Chancay. These global tailwinds allowed the Central Reserve Bank of Peru (BCRP) to maintain monetary stability, ending the year with inflation at approximately 1.5% and the reference interest rate at 4.25%.

However, the global outlook for 2026 remains clouded by rising trade protectionism and potential tariff escalations among our major trading partners, including the United States and China. Any global slowdown that depresses metal prices would likely result in a reduction in Peru’s tax revenues and a subsequent slowdown in the public works projects that drive our cement demand. Finally, while the acute phase of the COVID-19 pandemic has passed, the occurrence of future regional or global health crises, as well as extreme climate events such as El Niño, remains a latent risk that could cause sudden disruptions to our supply chains, labor availability, and the general pace of construction activity in Northern Peru.

International conflicts, such as the current war between Russia and Ukraine, and the war between Israel and Hamas, or the United States, Israel and Iran, as well as other geopolitical tensions or conflicts have put upward pressure on international prices, increasing inflation, and therefore could adversely affect our business, financial condition, and results of operations.

Military conflict between Russia and Ukraine and the ongoing war between Israel and Hamas or the United States, Israel and Iran, have created sustained economic uncertainty and volatility in global markets since they began in 2022. Throughout 2025 and into early 2026, these conflicts, alongside renewed regional instability in the Middle East involving Iran and the Persian Gulf, have continued to disrupt global supply chains and trade flows. Although the long-term impact of these events remains unpredictable, they have led to (i) credit and capital market disruptions, (ii) lower global growth projections, and (iii) persistent upward pressure on the international prices of energy and commodities.

While the dynamics of these conflicts have evolved, they continue to impact our cost structure. Russia remains a significant global producer of energy, and recent instability in Iran and in Iraq— critical contributors to global oil supply—has introduced new volatility into the energy markets. Iraq, one of the world’s largest oil exporters, was forced to declare force majeure on its southern oilfields in March 2026, resulting in a nearly 70% reduction in its national production. These events caused global oil benchmarks to surge to over $115 per barrel. Furthermore, the military conflict between Israel and Iran, including U.S. participation, has further heightened geopolitical tensions globally, and the resulting disruption to the Strait of Hormuz has contributed to significant volatility in global energy markets. Peru is a net importer of oil, and as such it has been affected by increased and volatile prices. Moreover, we use coal in our operations that, although mostly sourced locally, has a price that is correlated to the global price of energy. Under our current electricity contracts, prices for electricity are determined by formulas tied to market variables including the U.S. Producer Price Index (PPI), global oil prices, and the import price of bituminous coal. Consequently, geopolitical tensions that drive global energy prices upward directly increase our operational costs, potentially reducing our margins.

In 2025 and more recently, global economic stability has been threatened by escalating trade tensions, particularly between major economies. The imposition of new tariffs by the United States on countries like Canada, Mexico and China and on Europe and Asia sparked fears of a global trade war, leading to significant market volatility. The application of tariffs on Peruvian exports, such as agricultural products and fishmeal, could adversely affect the demand for these products and hence reduce the disposable income of Peruvian entities and persons engaged in producing these exports. Since our customers, mainly from the self-construction segment, are employed by companies in these sectors, a decrease in their income could adversely affect the demand for our products.

Additionally, energy security has continued to be a pressing issue, with conflicts and geopolitical maneuvers affecting global energy supplies and prices, including instability in international maritime shipping routes which may impact the cost of imported equipment and supplies.

The foregoing conflicts and any other geopolitical tensions may lead, among others, to increased protectionism or barriers to immigration, a general reduction of international trade in goods and services, or a reduction in the integration of financial markets. These tensions have affected both diplomatic and economic ties, and heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities among major economies. Additionally, sanctions may create supply constraints and drive inflation. For our company, the inflationary pressures generated by these conflicts and/or protectionism could adversely affect our business, financial condition and results of operations.

Increases in global freight costs could adversely affect international prices, which, in turn, may increase inflation and therefore adversely affect our business, financial condition and results of operations.

Although global freight prices have decreased from the peak levels experienced in 2022, 2025 was marked by renewed volatility and significant spikes in shipping rates. Throughout the year, container and bulk freight costs remained well above pre-pandemic benchmarks, driven by a convergence of geopolitical and climate-related disruptions. Security threats in the Red Sea and Suez Canal continued to force the rerouting of vessels around the Cape of Good Hope, increasing transit times and fuel consumption. Furthermore, escalating tensions in the Middle East involving Iran and the Persian Gulf—specifically threats to the Strait of Hormuz—have led to increased insurance premiums and higher “bunker fuel” surcharges, which are passed on to shippers.

In 2025, freight markets also experienced a “front-loading” phenomenon, as global importers rushed to secure vessel space and equipment ahead of anticipated new tariffs and trade restrictions between major economies. This rush was in anticipation of new tariffs and trade restrictions expected to be implemented between key economies. This surge in demand created localized shortages of shipping capacity, particularly on routes originating from Asia, leading to temporary but sharp increases in freight rates. While we do not export our products, we rely on international markets for capital equipment, specialized spare parts, and certain industrial supplies. Global freight disruptions directly increase the landed cost of these essential inputs.

Additionally, climate-related risks—such as the continued volatility of water levels in the Panama Canal—remain a latent threat to the efficiency of maritime corridors serving the Pacific coast of South America. Any sustained increase in global logistics costs contributes to “imported inflation” in Peru, raising the cost of energy and raw materials domestically. These inflationary pressures can erode the purchasing power of our customers and increase our operational expenses, which may have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Peru

Political, social and economic developments in Peru including political instability, rates of inflation and unemployment could have a material adverse effect on our business, financial condition and results of operations.

All of our operations and customers and the majority of our suppliers are located in Peru. Accordingly, our business, financial condition and results of operations depend on the level of economic activity in Peru. These could be affected by changes in economic and other policies of the Peruvian government, and by other economic and political developments in Peru, including devaluation or depreciation, currency exchange controls, inflation, economic downturns, political instability, corruption scandals, social disturbances and terrorism.

While historical terrorist activity remains largely confined to the Valle de los Ríos Apurímac, Ene y Mantaro (“VRAEM”) region, Peru has seen a significant and concerning escalation in organized crime and urban insecurity throughout 2025. In Northern Peru—our primary region of operation—there has been a marked increase in extortion and “cobro de cupos” (protection money rackets) specifically targeting the construction sector, including small-scale developers and individual home-builders. This climate of insecurity has, in some instances, led to the temporary suspension of construction projects and increased costs related to private security and insurance. Furthermore, illegal mining continues to expand in the Amazon and Andean regions, fueled by high gold prices. The infiltration of organized crime into these unregulated sectors has exacerbated regional violence and environmental degradation, deterring both domestic and foreign investment and potentially depressing regional economic growth.

Peru has experienced a period of significant political volatility marked by frequent changes in executive leadership and a highly fragmented Congress. Following the impeachment and arrest of former President Pedro Castillo in December 2022 after his failed attempt to dissolve Congress, Dina Boluarte assumed the presidency. While her administration oversaw a period of relative macroeconomic stability in 2025, it faced persistent low approval ratings and ongoing friction with a divided legislature. On October 10, 2025, Peru’s Congress voted to impeach and remove President Dina Boluarte for permanent moral incapacity following months of investigations and political confrontation. Pursuant to the constitutional line of succession, an interim successor, José Jerí, was sworn in pending the definition of an electoral timetable. However, on February 17, 2026, José Jerí was removed from office by Congress following preliminary investigations over allegations of illegal sponsorship of private interests and influence-peddling to the detriment of the state. In response, Congress elected José María Balcázar, as Peru’s new interim president.

As of the date of this annual report on Form 20-F, Peru is entering the 2026 General Election cycle. Historically, election periods in Peru are characterized by heightened uncertainty and a “wait-and-see” approach from private investors. The current political landscape remains highly fragmented, with dozens of registered parties and no clear consensus candidate. There is a risk that the upcoming elections could lead to the rise of a populist administration seeking to implement radical shifts in fiscal policy, increase taxation on the private sector, or attempt to modify the 1993 Constitution to expand the State’s role in the economy. Any such shifts toward less business-friendly policies could lead to capital flight, currency depreciation of the Sol against the U.S. Dollar, and a contraction in the private investment that drives demand for our products.

Despite a recovery in GDP growth to approximately 3.3% in 2025, Peru’s economy remains vulnerable to fluctuations in domestic demand and public spending. Inflation, while successfully anchored by the Central Reserve Bank (BCRP) at 1.5% by the end of 2025, could be pressured by future social unrest or global supply shocks. Because our “self-construction” customer base is highly sensitive to disposable income levels and access to credit, any spike in unemployment or interest rates could lead to a material decrease in cement volumes. We cannot provide assurance that future government policies to preempt or respond to social disturbances or economic downturns will not adversely affect the Peruvian economy and, consequently, our business and financial results.

A depreciation or devaluation of the Sol could have a material adverse effect on our business, financial condition and results of operations.

We are subject to foreign exchange risk because of a mismatch between the currency of our revenue and the currency of our costs. While substantially all of our revenues are denominated in Soles, as of December 31, 2025, approximately 18.3% of our costs were denominated in, or indexed to, the U.S. Dollar. This includes critical operational inputs such as imported spare parts, specialized machinery, and energy contracts that are adjusted based on U.S. Dollar-indexed formulas. Consequently, any significant depreciation or devaluation of the Sol against the U.S. Dollar would increase our operating expenses in Sol terms, potentially compressing our profit margins.

Historically, the sol/U.S. Dollar exchange rate has been sensitive to Peruvian political stability and global metal prices. As we enter the 2026 general election cycle, increased political uncertainty has historically led to capital flight and downward pressure on the Sol. If the Sol experiences a sharp devaluation due to electoral outcomes, a downgrade in Peru’s sovereign credit rating, or a shift in the Central Reserve Bank’s (BCRP) intervention policies, our financial condition and results of operations could be materially and adversely affected.

The implementation of restrictive exchange rate policies and other similar laws by the Peruvian government could adversely affect our business, financial condition and results of operations.

Since 1991, the Peruvian economy has operated under a market-oriented regime, with a focus on the dismantling of protectionist and interventionist policies. Currently, foreign exchange rates are determined by market supply and demand, with the Central Reserve Bank of Peru (BCRP) conducting regular open-market operations to mitigate excessive volatility in the Sol’s value against the U.S. Dollar. However, the stability of this framework is subject to political continuity.

As of the date of this annual report on Form 20-F, Peru is approaching General Elections, featuring a highly fragmented field of candidates with widely diverging economic platforms. Certain populist or nationalist factions have historically proposed moving away from the current free-market model toward more interventionist states, which could include the implementation of capital controls or restrictive exchange rate policies. We cannot assure you that the next administration or the Peruvian Congress will not institute such measures in the future.

Any such restrictive policy could have a material adverse effect on our business. While we do not currently have any outstanding indebtedness denominated in U.S. Dollars, we remain exposed to currency risk through our operational cost structure. As of December 31, 2025, approximately 18.3% of our production costs were denominated in, or indexed to, the U.S. Dollar, including some imported raw materials and certain energy-related contracts. Restrictive exchange policies could increase the difficulty of fulfilling these U.S. Dollar-denominated costs and limit our ability to secure essential supplies from international vendors.

Furthermore, such policies could require us to seek government authorization to make payments in U.S. Dollars. This would materially and adversely affect our ability to pay dividends in U.S. Dollars to holders of our American Depositary Shares (“ADSs”). It could also restrict our flexibility to access international capital markets for future financing needs should domestic liquidity be insufficient. A shift toward an interventionist regime could lead to a significant loss of investor confidence and a contraction in private investment, which partially drives the Peruvian construction sector, ultimately impacting our results of operations.

Increased rates of inflation in Peru could have an adverse effect on the Peruvian long-term credit market, as well as the Peruvian economy generally and, therefore, on our business, financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the BCRP, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high-inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins if we are unable to pass the increased costs on to our customers. Although inflation was 1.5% for 2025, below the previous five-year average of 4.3%, inflation rates in Peru may rise in the future as a result of supply shocks, including rises in prices of energy, increased freight costs, and/or an increase in domestic demand. See “—Increases in global freight costs could adversely affect international prices, which, in turn, may increase inflation and therefore adversely affect our business, financial condition and results of operations.”

Changes in tax laws or their interpretation may increase our tax burden and, as a result, negatively affect our business.

The Peruvian Congress and government regularly implement changes to tax laws that may increase our tax burden, or the tax burden of our subsidiaries. These changes may include modifications in our taxable base, tax rates and, on occasion, the enactment of temporary taxes that in some cases have become permanent taxes or changes to VAT (value added tax) exemptions applicable to certain of our operations in the Amazonian region. We are unable to estimate the outcomes that these changes may have on business. In that sense, the Peruvian government recently introduced several changes related to transfer pricing rules and formal obligations in order to comply with BEPS (base erosion and profit shifting) Guidelines on transactions performed between related parties or with the intervention of low or no-tax jurisdictions, such as the obligation to file new local-files, master-files and country-by-country reports with the Peruvian tax authority, and to adjust taxable bases accordingly for income tax purposes. Additionally, the government has implemented changes concerning thin capitalization requirements, which may limit the ability of companies to claim interest deductions for tax purposes where specified debt-to-equity thresholds are exceeded. The government has also adopted a general anti-avoidance rule, or GAAR, which grants the national tax and customs authority the power to recharacterize certain transactions on the basis of their economic substance rather than their legal form.

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

Severe weather conditions and other natural disasters in areas in which we operate may materially adversely affect our operations. Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, which affected both 2023 and 2024, include flooding and the destruction of fish populations and agriculture, and, accordingly, have a negative impact on Peru’s economy. For example, in March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and landslides, which severely damaged some areas in the north of Peru. Although our facilities were not significantly affected, our ability to ship cement was compromised by the destruction of infrastructure and flooding of roads. According to the April 2026 report from the National Oceanic and Atmospheric Administration (NOAA), there is a 61% probability of an El Niño transition emerging during the May–July 2026 period and persisting through the end of the year. Given the cyclical nature of these phenomena, we anticipate that El Niño and La Niña events will continue to affect the Peruvian climate periodically, and we cannot provide assurance that the potential onset of such conditions—particularly in the vulnerable northern region of Peru—will not have a material adverse effect on our operations, logistical infrastructure, or financial results.

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

In addition to these physical risks, the regulatory landscape surrounding climate and environmental, social and governance (“ESG”) matters continues to evolve. In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures aimed at enhancing the approach to ESG-related matters, including climate-related disclosures. Although certain regulatory initiatives, such as the SEC’s climate disclosure rules proposed in 2024, have not ultimately been adopted, we cannot rule out future attempts to enact rules requiring climate-related disclosures or other ESG-related obligations. The adoption of new guidelines and regulations on ESG matters could limit our business or the businesses of our subsidiaries, restrict our ability or the ability of our subsidiaries to recruit new customers, increase compliance requirements or result in higher operating or funding costs, among other effects that we cannot predict at this time given the still-developing nature of the regulatory environment related to ESG matters.

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

An additional source of risk relates to the economic and trade policies that may be adopted by the current U.S. administration. The implementation of import tariffs or other trade restrictions, retaliatory measures by the Peruvian government, or unsuccessful trade negotiations between the two countries could result in heightened trade barriers, sanctions, and increased costs. While the impact of such measures has been limited to date, we cannot provide assurance that these policies will not adversely affect the Peruvian economy or certain of our customers, which could in turn have a negative impact on our business, financial condition and results of operations.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2025, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 74.3% of Peru’s total exports, according to the figures published by the BCRP. Changes in commodity prices in the international markets may have an adverse impact on Peruvian government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining operations. Lower commodity prices could also affect the retail sector, leading to, for example, a decline in purchasing power and consumer spending.

Corruption and ongoing high-profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

Starting in 2017, Peru has gone through a series of government institutional crises due to, among other things, several corruption scandals involving prominent political figures, mainly past Presidents, and some large construction companies. Some of these corruption scandals resulted in impeachment or resignations, such as that of former President Pedro Pablo Kuczynski in 2018 and former President Martín Vizcarra in 2020, and more recently former President Pedro Castillo in 2022.

In addition, several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained. President Boluarte is currently under investigation for alleged illegal campaign contributions in 2021 and for appointing political allies to public positions, including her brother Nicanor who was recently arrested. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian economy, hinder the growth of the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

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

In 2025, extortion continued to pose a major public security challenge in Peru, with 26,585 reported cases nationwide, up from 22,361 in 2024, according to SIDPOL data published by Peru’s Ministry of Interior. Organized crime groups targeted a wide array of sectors, including transport, retail, and education, often employing violent tactics to enforce their demands. Despite government measures like declaring states of emergency and deploying military forces, the persistence of these crimes underscores the challenges the country faces in restoring public security and trust. Our customers, which are small business owners, are currently suffering from these extortions, therefore affecting their ability to purchase cement, due to decreased disposable income.

Risks Relating to our Business and Industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served mainly by three main groups, which together supply most of the cement consumed in the country, although there are smaller producers and some imports. In August 2024, Holcim Ltd, a Swiss-based company, entered the Peruvian construction market with the acquisition of two Peruvian companies (Compañía Minera Agregados Calcareos S.A. (Comacsa), an aggregates and white cement producer, and Mixercon S.A., one of the former cement grinding facilities with concrete located in the Lima area). At the beginning of 2025, it also purchased Compañía Minera Luren, specialized in the marketing of quicklime and silico-lime bricks. Also, on March 30, 2026, as reported to us by our shareholder Inversiones ASPI S.A., Holcim has acquired 99.99% of the shares representing the capital stock of Inversiones ASPI S.A., which in turn is the holder of 50.01% of the capital stock of Cementos Pacasmayo S.A.A. For further information, see “―A change of control of our company occurred in March 2026, which could lead to shifts in our strategy, management, and corporate governance” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.” In the cement industry, the location of a production plant tends to limit the market a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

We may face increased competition if the other Peruvian cement manufacturers, despite incremental freight costs, expand their distribution of cement to the northern region of Peru, or if they develop a cement plant in the north, particularly if the cement markets in Lima or other areas of Peru become saturated. For example, Caliza Inca is looking to install a grinding facility in the North of Peru. In the past, some foreign cement manufacturers have announced plans to build cement plants in the central region of the country. If competition intensifies in the central region of Peru as a result of the construction of any such plants or otherwise, it may have price repercussions in our market.

We also face the possibility of competition from the entry into our market of imported clinker for grinding facilities, cement or other materials or products. We could also face competition from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

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

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes without technical assistance, which we refer to as self-construction (auto-construcción). We estimate that in 2025, self-construction (auto-construcción) accounted for approximately 73.9% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration of economic conditions in the northern region of Peru would have a material adverse effect on our financial performance and results of operations. We cannot assure you that growth in Peru’s GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all, as the economy continues to be affected by external factors such as inflationary pressure, and political uncertainty continues.

A reduction in private or public construction projects in the northern region of Peru would have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2025, approximately 14.0% of our cement sales were derived from private construction (other than self-construction (auto-construcción)) and 12.1% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

While the “Reconstruction with Changes” (ARCC) program and its associated UK Government-to-Government (G2G) agreement expired in late 2023, the Peruvian government has transitioned these responsibilities to the National Infrastructure Authority (Autoridad Nacional de Infraestructura or “ANIN”). ANIN was created to centralize and expedite major projects, and in early 2026, it unveiled a pipeline of strategic investments in health, education, and water management for the northern region. However, the transition to this new governance structure involves inherent risks of administrative delays and shifting budget priorities.

Public spending in 2026 may be affected by the general election cycle in Peru. Historical trends suggest that infrastructure spending and private investment can fluctuate significantly during election years due to political uncertainty and potential shifts in cabinet-level leadership. A sustained reduction in public or private infrastructure spending in the northern region of Peru would have a material adverse effect on our business, financial condition, and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy, as well as third-party raw materials.

Electricity and coal account for a significant percentage of our production costs. In 2025, the cost of electricity represented approximately 13.8% of our cement production costs, while coal represented approximately 17.1%. Our cost structure is highly sensitive to geopolitical tensions and international conflicts, which can significantly increase our operational expenses and disrupt our supply chain.

The ongoing war between Russia and Ukraine and the conflict in the Middle East have created sustained volatility in global energy markets. More recently, in early 2026, a major military escalation led to the effective closure of the Strait of Hormuz, triggering a severe global oil supply disruption. Although we source our anthracite coal from domestic suppliers, the price of coal is largely driven by global energy benchmarks and is highly correlated with the price of oil. Consequently, any spike in international oil prices directly increases our coal procurement costs and adversely affects our results of operations. We do not have long-term coal supply agreements, nor do we engage in hedging transactions for coal prices, leaving us fully exposed to these market fluctuations. See “—Increases in global freight costs could adversely affect international prices, which, in turn, may increase inflation and therefore adversely affect our business, financial condition and results of operations” and “—International conflicts, such as the current war between Russia and Ukraine, and the war between Israel and Hamas or the United States, Israel and Iran, as well as other geopolitical tensions or conflicts have put upward pressure on international prices, increasing inflation, and therefore could adversely affect our business, financial condition, and results of operations.”

Furthermore, we are subject to electricity price volatility. We have a long-term electricity supply agreement with Electroperú S.A. to serve our Pacasmayo and Piura facilities through May 2026, after which Orygen Perú S.A.A. will supply electricity to those facilities from June 2026 through May 2031, and an agreement with Electro Oriente S.A. (ELOR) for our Rioja facility through December 2029. Our electricity costs are subject to adjustment formulas that take into consideration market variables such as the U.S. Producer Price Index (PPI) and global energy prices. As approximately 18.3% of our total costs are denominated in or indexed to the U.S. Dollar, the combination of high global energy prices and a potential depreciation of the Sol could result in a “double impact” on our margins.

Our operations also depend on the stability of the Peruvian Electricity Interconnection System (SEIN). Any interruptions or failures in the SEIN, or localized disruptions such as the seven-week outage at our Rioja facility in 2023, can halt production and force us to incur significantly higher logistics costs to supply our customers from alternative plants. We have no back-up power systems at our facilities, and we cannot assure you that we would be able to access alternative energy sources at comparable prices during a shortage or rationing event. If we are unable to pass these increased energy and logistics costs on to our customers through higher cement prices, our business, financial condition, and results of operations will be materially and adversely affected.

Changes in the cost or availability of admixtures and raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.

We use certain admixtures and raw materials in the production of cement, such as gypsum, blast furnace slag and iron that we obtain from third parties. In 2025, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 2.7%. Moreover, although we expanded our clinker capacity in 2023, we continue to use a small amount of imported clinker from existing inventories, representing 2.6% of our cement production costs in 2025. We do not have long-term contracts for the supply of admixtures or raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

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

In addition, the “club deal” loan we entered into in 2021, contain covenants that limit our ability and that of our restricted subsidiaries to incur additional indebtedness if we do not meet certain financial ratios. If we are unable to incur additional debt to fund our future strategies, our business could be adversely affected.

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

Our production facilities in Pacasmayo and Piura are essential to our business. In 2025, approximately 88.9% of our total cement and all of our quicklime was produced at our Pacasmayo and Piura facilities. These plants are subject to normal hazards of operating any cement production facility, including accidents, natural disasters and unexpected malfunctioning of the equipment. Any interruption in the operation of our Pacasmayo or Piura facilities or a decrease in the effective capacity of these facilities would adversely affect our results of operations.

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

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition, substantially all our cement products are sold to consumers in this market. As a result, any adverse economic, political, or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse effect on our business, financial condition and results of operations. For example, in March 2023, Cyclone Yaku generated intense rainfall, which resulted in flooding and mudslides, which severely damaged some areas in the north of Peru, particularly the city of Pacasmayo, where we operate. Although there was no severe physical damage to our properties, we were affected by temporary road interruptions, inadequate workforce turnout, temporary disruptions in the supply of products, and delays in the delivery of our products.

We are subject to increasingly stringent environmental, health, and safety regulations and may be exposed to significant liability, compliance costs, and reputational risks.

Our operations are subject to extensive Peruvian environmental, health, and safety (“EHS”) laws and regulations. These govern, among other things, the generation, storage, and handling of hazardous materials; air emissions (including greenhouse gases); wastewater discharges; and the protection of biodiversity and the health of our employees.

As a cement producer, our manufacturing process is inherently carbon-intensive. We are subject to regulations regarding maximum permissible limits (LMPs) for air emissions and environmental quality standards (ECAs). In recent years, there has been a global and domestic trend toward stricter regulation of greenhouse gas (“GHG”) emissions to combat climate change. While Peru has not yet implemented a formal carbon tax, any future domestic or international regulations—such as carbon pricing or stricter emission caps—could require us to make significant capital expenditures to upgrade our kilns or transition to alternative fuels. We cannot assure you that our current efforts to reduce our carbon footprint will be sufficient to meet future regulatory requirements, which could lead to substantial fines or the suspension of our operating permits.

Also our facilities in Pacasmayo, Piura, and Rioja rely on consistent access to water. Northern Peru is a region characterized by water scarcity and is highly susceptible to the “El Niño” phenomenon, which can cause both severe droughts and catastrophic flooding. Stricter water-use regulations or increased competition for water resources from the agricultural and mining sectors could limit our production capacity or increase our costs. Furthermore, any accidental discharge of wastewater or hazardous substances into natural water sources could result in severe legal penalties and the loss of our “social license” to operate in these communities.

We are also subject to certain mining closure risks, as our operations include the extraction of raw materials (limestone, clays, etc.), which subjects us to the oversight of the Ministry of Energy and Mines (MINEM). We are required to maintain and periodically update mining closure plans and provide financial guarantees to ensure the remediation of our quarry sites. If the estimated costs of these closure obligations increase due to stricter environmental standards, our financial condition could be adversely affected.

Lastly, pursuant to Peruvian law, we can be held strictly liable for environmental damages caused by our operations, regardless of fault. This includes potential liabilities arising from the actions of our predecessors or at third-party disposal sites. We are also required to maintain a health and safety committee and develop rigorous internal codes to protect our workforce. Any failure to comply with these EHS standards could result in criminal sanctions, substantial civil liability, and significant damage to our reputation, which may deter investment and adversely affect our business, financial condition, and results of operations.

Social disturbances, protests, and conflicts with local communities or criminal organizations may have a material adverse effect on our business and results of operations.

Our business, financial condition and results of operations depend on the level of social stability in Peru. Mining and hydrocarbons remain fundamental pillars of the Peruvian economy, accounting for approximately 11.2% of the country’s GDP in 2025, according to the Central Reserve Bank of Peru (BCRP). However, industrial and extractive operations frequently face opposition from local communities and interest groups who may perceive these activities as harmful to the environment or traditional agricultural livelihoods.

Historically, Peru has experienced prolonged social conflicts that have paralyzed major projects. For example, the Las Bambas copper mine has faced repeated road blockades and operational halts due to community demands, a situation that remained volatile throughout 2025. While we have historically maintained constructive relationships with the communities surrounding our quarries and facilities, we cannot assure you that this stability will continue. As Peru enters the 2026 General Election cycle, we anticipate an increase in social demands and the potential for politically motivated strikes or demonstrations that could disrupt our logistics and distribution channels.

More recently, the nature of social conflict in Peru has evolved to include significant interference from organized crime and illegal mining networks. In 2024 and 2025, Compañía Minera Poderosa, a major gold producer in Northern Peru suffered a series of violent attacks. The prevalence of such criminal activity in Northern Peru, including widespread extortion and “cobro de cupos” in the construction sector, creates an environment of high insecurity. These conflicts can lead to (i) the forced suspension of our quarrying activities, (ii) blockades of the Northern Pan-American Highway and other critical transit routes, (iii) increased expenditures for private security and infrastructure protection, and (iv) a general deterrent to the private construction investment that drives demand for our products. Any escalation of violence or social unrest, particularly if the government is unable to restore order in regional hotspots, could have a material adverse effect on our business, financial condition, and results of operations.

Compliance with international climate change agreements and the transition to a low-carbon economy may result in significant capital expenditures and increased operational costs.

We are subject to increasing global and domestic pressure to align our operations with international climate goals. Peru is a signatory to the Paris Agreement and, in November 2025, submitted its Third Nationally Determined Contribution (NDC), which commits the country to achieving carbon neutrality by 2050. These international commitments are increasingly being translated into domestic regulations, including the “National Strategy on Climate Change to 2050” and the expansion of the “Peru Carbon Footprint” platform. The implementation of these agreements may lead to the introduction of mandatory carbon pricing, carbon taxes, or emission cap-and-trade systems in Peru. While such mechanisms are not yet fully operational for our sector, any future requirement to purchase carbon credits or licenses for our atmospheric emissions would directly increase our production costs.

Furthermore, to maintain our “social license” and remain competitive in international financial markets, we may be required to accelerate capital expenditures for “green” technology, such as the transition to alternative fuels (co-processing) or the installation of carbon capture systems. We are also exposed to “transition risks” driven by shifts in investor preferences and potential “Carbon Border Adjustment Mechanisms” (CBAM) in major economies. If Peru’s climate regulations do not keep pace with international standards, our access to global capital markets could be restricted, or our costs of financing could increase. We cannot assure you that our current decarbonization initiatives will be sufficient to comply with future, more stringent international climate protocols. Any failure to adapt to these evolving standards could have a material adverse effect on our business, financial condition, and results of operations.

Changes in regulations or in the interpretation of existing regulations by Peruvian authorities may adversely affect our business, financial condition and results of operations.

Our operations are governed by an extensive and complex regulatory framework in Peru, encompassing tax, environmental, labor, antitrust, antibribery, health and safety, and mining matters. While we believe our facilities and concessions are currently operating in material compliance with all applicable laws, the Peruvian regulatory environment is characterized by frequent changes and, at times, inconsistent interpretations by administrative agencies.

In particular, we are subject to the oversight of various regulatory bodies, including the National Superintendency of Tax Administration (Superintendencia Nacional de Administración Tributaria – SUNAT), the Agency for Environmental Assessment and Enforcement (Organismo de Evaluación y Fiscalización Ambiental – OEFA), and the National Institute for the Defense of Free Competition and the Protection of Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, – INDECOPI). These authorities have broad discretionary powers to audit our operations and interpret regulations. For example, any shift in SUNAT’s interpretation of tax stability treaties or deductible expenses could result in significant tax contingencies, fines, and interest. Similarly, as the dominant cement producer in Northern Peru, we are subject to close scrutiny by INDECOPI regarding competition laws; any change in the interpretation of “market dominance” or the implementation of stricter anti-monopoly regulations could limit our pricing flexibility or growth strategies.

Furthermore, our mining activities are subject to royalties and specialized canons. As Peru enters the 2026 General Election cycle, there is an increased risk that the Peruvian Congress may introduce populist legislative proposals to increase mining royalties, modify labor benefits (via the National Superintendency of Labor Inspection (Superintendencia Nacional de Fiscalización Laboral) – SUNAFIL), or alter the terms of our existing concessions. We cannot assure you that future regulatory changes, or a more aggressive enforcement stance by the government, will not require us to make unplanned capital expenditures, alter our production processes, or incur significantly higher compliance costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

Any dispute with the labor unions that represent our employees could have an adverse effect on our business, financial condition and results of operations.

As of December 31, 2025, approximately 17.9% of our employees were members of employee unions. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

New projects may require the prior approval of local indigenous communities.

On September 7, 2011, Peru enacted Law No. 29785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization (ILO) Convention No. 169. This law establishes a mandatory prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities whose collective rights may be directly affected by legislative or administrative measures, including the granting of new mining or industrial concessions. While Law No. 29785 does not grant a formal “veto right” to these communities—leaving the final decision to the discretion of the Peruvian government—recent judicial and regulatory shifts have increased the burden of compliance. In January 2024, a landmark ruling by the Constitutional Bench of the High Court in Lima reinforced that the right to prior consultation applies not only to administrative acts but also to all legislative measures affecting indigenous rights.

Furthermore, in November 2025, the Peruvian government completed the prior consultation stage for the new “National Policy on Indigenous Peoples to 2040” (PNPI 2040), reaching over 120 agreements with national indigenous organizations. Once fully implemented, this policy is expected to introduce stricter oversight mechanisms for monitoring the fulfillment of consultation agreements and expand the technical requirements for promoting entities. Additionally, the 2025 National Census has faced significant protests from indigenous organizations, who allege that the methodology used by the National Institute of Statistics and Informatics (INEI) may lead to an undercounting of indigenous populations. Any such undercounting or exclusion could result in legal challenges to the identification of “affected peoples” in our future project areas.

Furthermore, the expiration of the National Action Plan on Business and Human Rights (2021-2025) in December 2025 has created a period of regulatory uncertainty regarding the future standards for corporate “due diligence” in indigenous territories. To the extent that our new projects or expansions in Northern Peru require legislative or administrative measures that impact local indigenous communities, we may face significant delays or be unable to undertake such projects unless the government first conducts a successful consultation procedure. We cannot assure you that evolving interpretations of this law, or the enactment of the PNPI 2040, will not increase our operational costs or lead to social conflicts that adversely affect our business, financial condition, and results of operations.

The instruments pursuant to which our principal indebtedness was issued contain financial and other covenants, and any default under any of these instruments may have a material adverse effect on our financial condition and cash flows.

In January 2019, we issued an aggregate of S/570 million in debt securities in two issuances under our local bond program: one in the aggregate principal amount of S/260 million bearing interest a rate of 6.68750% with a term of 10 years, and another in the aggregate principal amount of S/310 million bearing interest at a rate of 6.84375% with a term of 15 years. Failure to comply with the covenants under the agreements governing our local bonds could result in an event of default under the indenture. Furthermore, in 2021, we entered into a “club deal” loan in the amount of S/860 million, which contains restrictive covenants, as well as financial covenants requiring us to meet certain financial ratios tests. Failure to meet or satisfy any of these covenants could result in an event of default under our “club deal” loan.

Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.

Our business is increasingly dependent on sophisticated information technology and automated industrial control systems (Operational Technology or “OT”) to manage our administrative processes, manufacturing plants, supply chain, and commercial operations. The proper functioning of these systems is critical to our ability to produce cement, manage logistics across Northern Peru, and process payments.

As cybersecurity threats have become more frequent and sophisticated, including the rise of AI-driven phishing, ransomware-as-a-service, and advanced persistent threats (APTs)—our vulnerability to system disruptions may have increased. Unlike traditional IT risks, a breach of our OT systems could result in the physical shutdown of our kilns in Pacasmayo, Piura, or Rioja, potentially leading to equipment damage, safety hazards for our personnel, and prolonged production stoppages. In 2025, the global industrial sector saw a marked increase in supply-chain attacks targeting third-party software providers, which could indirectly compromise our internal networks.

To address these inherent risks, we have implemented cybersecurity tools, backup solutions, and recovery procedures based on the NIST Cybersecurity Framework 2.0 and ISO/IEC 27001:2022 standards. In addition, we maintain disaster recovery plans and conduct regular vulnerability assessments. However, the rapid evolution of cyber threats means these measures may not be sufficient to prevent all unauthorized access or system failures. Furthermore, any significant theft of personal data—particularly regarding our “self-construction” customers or employees—could violate the Peruvian Personal Data Protection Law (Law No. 29733), leading to severe regulatory fines, legal liabilities, and a loss of trust among our stakeholders. Therefore, we make every effort to continuously enhance the cybersecurity controls that safeguard our information assets.

As of December 31, 2025, we do not maintain specialized insurance coverage for cybersecurity risks, but we do have a dedicated digital forensics and incident response (DFIR Retainer) service. Consequently, any financial losses arising from a cyberattack—including ransom payments, system restoration costs, legal fees, or lost revenue during a shutdown—would be borne entirely by the Company. We cannot assure you that a major cyber incident will not have a material adverse effect on our business, financial condition, and results of operations, but we undertake initiatives to mitigate the risk of such an incident.

We are incorporating artificial intelligence technologies into our processes. These technologies may present business, compliance, and reputational risks.

Recent technological advances in artificial intelligence and machine-learning technology both present opportunities and pose risks to us. If we fail to keep pace with rapidly evolving technological developments in artificial intelligence, our competitive position and business results may suffer. At the same time, the use of artificial intelligence has recently become the source of significant media attention and political debate. The introduction of these technologies, particularly generative AI, into our operations may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize artificial intelligence and machine learning-technology while carrying out their responsibilities. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies and the risk that using such technologies could result in leakage of our confidential information.

A change of control of our company occurred in March of 2026, which could lead to shifts in our strategy, management, and corporate governance.

On December 15, 2025, the controlling shareholders of Inversiones ASPI S.A. (“ASPI”), entered into a share purchase agreement with Holcim Ltd (“Holcim”), a limited liability company incorporated under the laws of Switzerland, pursuant to which Holcim agreed to acquire 99.99% of the shares of ASPI, which holds a 50.01% majority stake in our company, subject to the completion of certain conditions precedent (the “Transaction”). On March 30, 2026, as reported to us by our shareholder ASPI, the Transaction was consummated. As a result, Holcim has acquired 99.99% of the shares representing the capital stock of ASPI, which in turn is the holder of 50.01% of the capital stock of Pacasmayo. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

This change of control could result in changes to our business, including:

●	Strategic Realignment: Holcim may implement its “NextGen Growth 2030” strategy, which could prioritize different capital allocation models, sustainability targets, or operational integration with Holcim’s other Peruvian assets.

●	Mandatory Tender Offer (OPA): Under Peruvian law, the acquisition of a controlling stake requires Holcim to launch a mandatory tender offer for at least 50% of the remaining outstanding shares. The timing, price, and outcome of such an offer could significantly affect the liquidity and trading price of our common shares and American Depositary Shares (ADSs) on the New York Stock Exchange.

●	Alignment and Governance: Following the closing, our interests will be considered alongside Holcim’s. As a majority shareholder, Holcim will have the ability to elect a majority of our directors and influence the outcome of most matters requiring shareholder approval, including dividend policies and significant corporate transactions

●	Interest on de-listing: On April 6, 2026, Holcim filed with the United States Securities and Exchange Commission (SEC) the Schedule 13D form.

Holcim reported therein that, once the Mandatory Tender Offer (OPA) that it is obliged to launch regarding shares of Pacasmayo is completed, Holcim intends to delist the Common Shares (traded in the form of American Depositary Shares) from the New York Stock Exchange and deregister the Common Shares under the Exchange Act.

Please note that this public communication has been made exclusively by Holcim and it constitutes only an intention manifested by such controlling shareholder, without representing a decision adopted by Pacasmayo nor a definitive fact.

Regulatory information requests regarding certain transaction-related expenses recorded in 2025 may result in litigation or administrative proceedings.

Since February 27, 2026, and in connection with certain expenses incurred and recorded as “Expenses associated with the Holcim acquisition” in our audited financial statements for the fiscal year ended December 31, 2025, the Peruvian Securities Commission (Superintendencia del Mercado de Valores, or “SMV”) has delivered to Pacasmayo a series of information requests regarding the nature, adequate disclosure and connection of the company’s activities of these expenses.

While we consider these expenses to be valid and pre-existing obligations of Pacasmayo, associated with Holcim Ltd's acquisition of a controlling interest there is a risk of formal sanctioning proceedings being initiated by the SMV or of shareholder disputes arising. Should the SMV determine that these expenses were not adequately assumed, recorded, or disclosed, an adverse outcome under the relevant sanctioning proceedings could result in administrative sanctions such as corrective measures and/or fines, which could impact our reputation and financial condition.

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

As of March 31, 2026, our controlling shareholder beneficially owned 50.01% of our outstanding common shares. As a result, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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

Our controlling shareholder may direct us to take actions that could be contrary to the interests of our other shareholders and may be able to prevent other shareholders from blocking these actions or from causing different actions to be taken. Also, our controlling shareholder may prevent change of control transactions that might otherwise provide the shareholders with an opportunity to dispose of or realize a premium on their investment in our common shares and ADSs. We also have a new controlling shareholder as of March 2026, Holcim, which filed a Schedule 13D with the SEC on April 6, 2026 and stated its intention to (i) delist our common shares (traded in the form of American Depositary Shares) from the New York Stock Exchange (NYSE) and (ii) deregister our common shares under the Exchange Act.

We cannot assure you that our controlling shareholder will act in a manner consistent with our other shareholders’ best interests. See “—A change of control of our company occurred in March 2026, which could lead to shifts in our strategy, management, and corporate governance” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice 25 days in advance, pursuant to Peruvian law, in the official gazette in Peru, a Peruvian newspaper of general circulation, the bulletin of the Lima Stock Exchange and the website of the SMV, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, which will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

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

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws results in less information about us being available to investors than for U.S. companies.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the Exchange Act, including certain disclosure obligations and procedural requirements for proxy solicitations under Section 14, the “short-swing” profit recovery provisions of Section 16, the requirement to file periodic reports and financial statements as frequently or as promptly as U.S. domestic issuers, and compliance with Regulation FD. In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of “foreign private issuer” under U.S. securities laws. If we were to lose our foreign private issuer status, we would be required to comply with all disclosure and procedural requirements applicable to U.S. domestic issuers, which would significantly increase our legal, accounting, and other expenses.

In addition, the recently enacted “Holding Foreign Insiders Accountable Act” extends Section 16 reporting requirements to directors and officers of foreign private issuers. As a result, our directors and officers are currently subject to such Section 16 reporting requirements. If we or our directors and officers fail to comply with any applicable disclosure requirements, we may be subject to penalties and our reputation may be harmed, which in turn may have a negative impact on our business, reputation, and the market price of our securities.

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

Our History

Cementos Pacasmayo S.A.A. was incorporated in Lima, Peru in 1949, by a group of private investors that founded the company to serve the cement market in the northern region of Peru. Cementos Pacasmayo began its operations in 1957 and is a publicly held corporation (sociedad anónima abierta) organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.cementospacasmayo.com.pe. Information on or accessible through our website is not a part of, nor incorporated by reference in, this annual report on Form 20-F.

Cementos Pacasmayo S.A.A. and Hochschild Mining plc together constituted the two businesses of the Hochschild Group, which has operated in Latin America for more than 100 years. Hochschild Mining plc is incorporated in the United Kingdom and its shares have been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. As of March 31, 2026, Eduardo Hochschild, directly and indirectly, owned and controlled 38.27% of the shares of Hochschild Mining plc. On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild, owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), resulting in a change of control. The Hochschild Group traces its origins to 1911, when Mauricio Hochschild, a German mining engineer, founded a group of companies in South America that came to be known as the Hochschild Group. Following World War I, the Hochschild Group expanded into Bolivia where it developed significant interests in tin. The Hochschild Group commenced operations in Peru in 1925 and in 1945 Luis Hochschild, the nephew of Mauricio Hochschild (and the father of Eduardo Hochschild), joined the Hochschild Group’s Peruvian operations.

During the first decades of its operations, the Hochschild Group focused on the commercialization of minerals, although it later began operating its own mines and other industrial companies. During World War II, the Hochschild Group was a key supplier of tin and other metals to the allied forces.

The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company’s history.

●	In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

●	In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

●	In 1995, we launched our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares for trading on the Lima Stock Exchange, currently under the ticker symbol “CPACASC1.”

●	In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

●	In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably.

●	In March 2012, we completed our initial equity offering of 22,296,800 ADSs in the United States and listed the ADSs on the New York Stock Exchange.

●	In February 2013, we issued US$300 million in our inaugural international bond offering. A portion of the proceeds from this offering were used to prepay amounts outstanding on our secured loan agreement with BBVA Banco Continental, and the remaining proceeds were used to fund a portion of the capital expenditures related to the construction and operation of our new Piura plant and our cement business.

●	In September 2015, we began producing cement at our new plant in Piura, adding 1.6 million metric tons of annual cement production capacity. In January 2016, we began producing clinker at our new plant in Piura, finishing the start-up of the plant, adding one million metric tons of annual clinker production capacity.

●	During 2018, we implemented the ISO 37001 anti-bribery management systems, obtaining certification in January 2019. This certification confirms that our management systems are designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to our activities.

●	In November 2018, we launched an offer to purchase for cash a portion of the US$300 million principal amount of our outstanding 4.50% Senior Notes due 2023. The offer expired on December 7, 2018 and we purchased a total of US$168,388,000, or approximately 56.13% of the total outstanding amount of our 4.500% Senior Notes due 2023.

●	On January 8, 2019, the General Shareholders’ Meeting approved the creation of a local bond program in an aggregate principal amount up to S/1,000 million. On January 31, 2019, we issued an aggregate principal amount of S/570 million in debt securities under our local bond program: one in the aggregate principal amount of S/260 million accruing interest at a rate of 6.68750% per annum with term to maturity of 10 years, and the other in the aggregate principal amount of S/310 million accruing interest at a rate of 6.84375% per annum with a term to maturity of 15 years. The proceeds were used to purchase a portion of our 4.50% Senior Notes due 2023. The rates and terms obtained reduce our financial cost structure, with lower cost of capital, an extended maturity and less exposure to exchange rate fluctuations.

●	In 2021, given the exponential growth in the demand for cement, we decided to invest in the capacity optimization of our Pacasmayo plant in order to produce an additional estimated 660,000 metric tons of clinker, and thus reduce the consumption of imported clinker.

●	During 2022, we implemented the ISO 37301 compliance management system, obtaining the certification in January 2023.

●	In 2023, we finished investing approximately US$83.5 million in a more efficient kiln for our Pacasmayo plant. This investment was fully aligned with our medium- and long-term strategy as it demonstrates on the one hand, our firm belief in the future growth of our country and, on the other hand, our commitment to carbon neutrality, as this new kiln lowers our emissions.

●	In 2025, we were included in the annual Dow Jones Sustainability Index (DJSI MILA), for the seventh consecutive year. Additionally, for the sixth consecutive year, at the beginning of 2026 we were included in The Sustainability Yearbook 2026, achieving a top 10%.

●	On December 15, 2025, the controlling shareholders of Inversiones ASPI S.A. (“ASPI”), entered into a share purchase agreement with Holcim Ltd (“Holcim”), pursuant to which Holcim agreed to acquire 99.99% of the shares of ASPI, which holds a 50.01% majority stake in our company.

●	In March 2026, Holcim successfully completed the acquisition, as a result, Holcim now exercises effective control over our company.

Recent Developments

On December 15, 2025, Holcim entered into a Share Purchase Agreement (the “Purchase Agreement”) with (i) the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck, a Peruvian citizen and resident, and Mariana Violeta Correa Sabogal de Hochschild, a Peruvian citizen and resident, (ii) Farragut Holdings, Inc., a Cayman limited company ((i) and (ii) collectively, the “Sellers”) and (iii) Eduardo Hochschild Beeck, as representative of the Sellers, pursuant to which Holcim agreed to acquire from the Sellers 99.99% of the issued and outstanding shares of common stock of Inversiones ASPI S.A., a Peruvian sociedad anonima (“ASPI” and the “ASPI Shares”) in exchange for an aggregate cash purchase price of S/1,850,370,000 (the “ASPI Acquisition”). The ASPI Acquisition was consummated on March 30, 2026. The purchase price for the ASPI Acquisition was funded from Holcim’s working capital. ASPI owns 50.01% of the issued and outstanding common shares of Cementos Pacasmayo, which common shares are indirectly owned by Holcim following the ASPI Acquisition.

Under the terms of the Purchase Agreement and based on Peruvian law, Holcim shall launch and complete a public tender offer for at least an additional 24.99% of the common shares of Cementos Pacasmayo within the timeframe permitted under Peruvian law (the “Public Tender Offer”). Within ten (10) Peruvian business days following the closing of the ASPI Acquisition, Holcim must request that the Peruvian Securities Market Superintendency (the “SMV”) appoint a valuation entity to determine the minimum price Holcim may offer for the common shares of Cementos Pacasmayo in the Public Tender Offer. Under Peruvian law, the Public

Tender Offer must be carried out within a period of six (6) months following the closing of the ASPI Acquisition, or within five (5) Peruvian business days following the submission of the valuation report by the valuation firm to the SMV. Holcim intends to conduct the Public Tender Offer in accordance with U.S. and Peruvian law and in accordance with the terms of the Purchase Agreement.

As of the date of this annual report on Form 20-F, Holcim has not launched the Public Tender Offer.

Also, on April 6, 2026, Holcim filed a Schedule 13D with the SEC, in which it stated its intention to, once the Mandatory Tender Offer (OPA) is completed, (i) delist our common shares (traded in the form of American Depositary Shares) from the New York Stock Exchange (NYSE) and (ii) deregister our common shares under the Exchange Act. As of the date of this annual report on Form 20-F, such communication has been made exclusively by Holcim as our new controlling shareholder and constitutes only an intention manifested by said shareholder, without representing a decision adopted by the Company nor a definitive fact.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to the Schedule 13D filed by ASPI and Holcim and is incorporated herein by reference. ASPI and Holcim have filed the Purchase Agreement to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company, ASPI or Holcim. The Purchase Agreement contains representations, warranties and covenants that the parties to the Purchase Agreement made to one another as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Purchase Agreement and the allocation of risk between the parties thereto and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating their terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. Further, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or securityholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement. Accordingly, investors should not necessarily rely on the representations and warranties contained in the Purchase Agreement as representations regarding the current status of the businesses related to the Purchase Agreement.

B.	Business Overview

Overview

We are a Peruvian cement company, and the only cement manufacturer serving in the northern region of Peru. With almost 70 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations, although it represents a very small percentage of our overall revenues.

In 2025, our cement, concrete and precast shipments were approximately 3.0 million metric tons, representing an estimated 22.4% share of total cement shipments in Peru according to INEI. Our sales volumes in 2025 increased by 7.2% compared to 2024. We believe the construction sector has significant potential to grow with the continued deficit in infrastructure and the persistent housing deficit in the country.

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

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition and customer loyalty in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of 287 independent retailers and 334 hardware stores as of December 31, 2025, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

On December 15, 2025, the controlling shareholders of ASPI which holds a 50.01% majority stake in Pacasmayo, entered into a share purchase agreement with Holcim, a limited company incorporated under the laws of Switzerland, pursuant to which Holcim agreed to acquire 99.99% of the shares of ASPI subject to the completion of certain conditions precedent (the “Transaction”). On March 30, 2026, as reported to us by our shareholder ASPI, all the Transaction was consummated. As a result, Holcim has acquired 99.99% of the shares representing the capital stock of ASPI. In connection with the Transaction, Pacasmayo has incurred in certain expenses recorded as “Expenses associated with the Holcim acquisition” in our audited financial statements for the fiscal year ended December 31, 2025. These expenses include a one-time remunerative performance bonus in favor of our CEO, based on the growth of Pacasmayo and its profitability during his tenure and triggered by the Transaction. For further information on the Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,
	2025	2024	2023
	(in percentage, except as otherwise indicated)
Economic data(1):
Change in GDP	3.3%	3.5%	(0.7)%
Change in construction sector in Peru	5.7%	3.6%	(8.0)%
Operating data:
Capacity (thousands of metric tons per year):
Installed cement capacity	4,940	4,940	4,940
Installed clinker capacity	3,035	3,035	3,035
Production (thousands of metric tons):
Cement production	3,052	2,832	2,946
Clinker production	2,053	2,124	2,097
Utilization rate at Pacasmayo plant(2):
Cement	62.9%	57.5%	57.1%
Clinker	67.7%	72.5%	62.5%
Utilization rate at Rioja plant(2):
Cement	77.3%	72.8%	58.8%
Clinker	85.8%	83.7%	69.0%
Utilization rate at Piura plant(2):
Cement	55.4%	52.7%	64.5%
Clinker	62.2%	61.5%	80.7%

Gross profit (S/ million)	806.9	728.5	689.4
Gross profit margin(3)	38.1%	36.8%	35.4%
EBITDA (S/ million)	506.6	549.3	481.8
EBITDA margin(4)	23.9%	27.8%	24.7%
Adjusted EBITDA(5) (S/ million)	506.6	549.3	518.4
Adjusted EBITDA margin(6)	23.9%	27.8%	24.7%
Profit (S/ million)	154.2	198.9	168.9
Profit margin	7.3%	10.1%	8.7%

(1)	Source: BCRP.
(2)	We define utilization rate as production for the specified period divided by installed capacity of that period.
(3)	We define gross profit margin as gross profit divided by net sales.
(4)	We define EBITDA as net profit minus finance income and plus finance costs, income tax expense, and depreciation and amortization, and plus or minus gain from exchange difference, net. We define EBITDA Margin as EBITDA divided by sales of goods. For further information, see “—Non-IFRS Financial Measures and Reconciliation.”
(5)	We define Adjusted EBITDA as EBITDA minus the impairment of our vertical kilns. For further information, see “—Non-IFRS Financial Measures and Reconciliation.”
(6)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by sales of goods. For further information, see “—Non-IFRS Financial Measures and Reconciliation.”

Non-IFRS Financial Measures and Reconciliation

We define EBITDA as net profit minus finance income and plus finance costs, income tax expense, and depreciation and amortization, and plus or minus gain from exchange difference, net. We define EBITDA Margin as EBITDA divided by sales of goods. We define Adjusted EBITDA as EBITDA minus the impairment of our vertical kilns. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by sales of goods.

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

The following table sets forth the reconciliation of our net profit to EBITDA and Adjusted EBITDA and our EBITDA Margin and Adjusted EBITDA Margin:

	For the year ended December 31,
	2025	2025	2024	2023
	(in millions of US$)(1)	(in millions of S/)

Net profit	45.9	154.2	198.9	168.9
Income tax expense	33.8	113.8	97.3	76.8
Finance income	(3.4)	(11.3)	(6.3)	(7.2)
Finance costs	27.7	93.0	100.3	104.0
(Gain) Loss from exchange difference, net	(0.8)	(2.6)	0.9	(4.9)
Depreciation and amortization	47.4	159.5	158.2	144.2
EBITDA	150.6	506.6	549.3	481.8
Sales of Goods	629.5	2,116.9	1,978.1	1,950.1
EBITDA Margin	23.9%	23.9%	27.8%	24.7%
Impairment of vertical kilns	—	—	—	36.6
Adjusted EBITDA	150.6	506.6	549.3	518.3
Adjusted EBITDA Margin	23.9%	23.9%	27.8%	26.6%

(1)	Calculated for convenience only using the average accounting exchange rate of S/3.363 to US$1.00 as of December 31, 2025.

Peruvian Cement Market

Peru had GDP growth of 3.3% in 2025, mainly due to the recovery of primary sectors, particularly metallic mining, fishing and related manufacturing, as well as an increase in construction supported by higher public investment. Additionally, lower demand for non-traditional exports, mainly due to less demand from the North American market, affected external sector performance. Furthermore, climatic anomalies and supply chain disruptions posed challenges to production in key industries, contributing to volatility in private sector income and business confidence. From 2021 to 2025 GDP grew at a compound annual growth rate (“CAGR”) of 2.4%. Growth during this period was accompanied by low inflation, which averaged 4.3% per year. In addition, as of December 17, 2025, the government’s net international reserves amounted to approximately US$93.5 billion, and, as of December 31, 2025, the sovereign’s long-term debt rating was investment grade from each of the three major international credit rating agencies. This economic growth resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country’s population living below the poverty line from approximately 48.6% in 2004 to approximately 27.6% in 2024.

We sell substantially all our cement in the northern region of Peru, which in 2025 accounted for approximately 32.8% of the country’s population and 20.1% of national GDP. Two other groups sold most of the cement consumed in each of the central and southern regions of Peru, with 4.2% of all the cement consumed in the country coming from imports, and approximately 5.8% coming from other producers. From 2021 to 2025, total cement consumption in Peru decreased 1.4% according to the INEI. Peru continues to have a significant housing deficit, estimated by the INEI at 1.7 million homes nationwide. In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as self-construction (auto-construcción). We estimate that in 2025 sales to the self-construction (auto-construcción) segment accounted for approximately 73.9% of our total sales of cement, private construction projects accounted for 14.0%, and public construction projects accounted for the remaining 12.1%. Approximately 81.4% of our total cement sales in 2025 were in the form of bagged cement, substantially all of which was sold through retailers.

Even though our ready-mix sales are still a small proportion of our sales, we expect this trend to change as infrastructure becomes a bigger driver of demand in the upcoming years.

Impairment of Vertical Kilns

At the end of 2023, our board of directors, advised by management, recognized a specific impairment for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of a new horizontal kiln in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plants and equipment item in the consolidated statement of profit or loss.

Competitive Strengths

Our principal competitive strengths include the following:

Strong corporate governance standards and international recognition

Our common shares are listed on the Lima Stock Exchange and the ADSs are listed on the New York Stock Exchange. We are subject to the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Peruvian Securities Commission and we must comply with and adopt internal compliance standards to increase transparency and improve corporate governance standards including an audit committee and appointment of independent directors. Furthermore, we were included for the sixth consecutive year as part of the 2024 DJSI MILA Pacific Alliance Index. This index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders. In February 2026, we were selected to be part of The Sustainability Yearbook 2026, for the sixth consecutive year. In this edition, we obtained, for the first time, a score within the top 10% of S&P Global’s Corporate Sustainability Assessment (CSA) in the building materials industry. To appear in the Yearbook, companies must score at least 30 points, rank within the top 15% of their industry by number, and be within 30% of the industry leader’s CSA score. With around 9,200 companies evaluated around the world, we see an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Track record of cash flow generation and strong results through multiple business cycles

We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

●	our leadership position in the northern region of Peru; and

●	our extensive distribution network, operational flexibility and efficiency, and focus on innovation.

These factors helped us generate net profit of S/154.2 million and EBITDA of S/506.6 million in 2025. This solid financial position and our ability to consistently generate operating cash flow also allows us to obtain relatively low interest rates.

Best-in-class operating efficiencies with vertical integration and strong brand recognition

Our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability. We also benefit from our vertically integrated operations, participating in the entire chain of production from the quarries, which we own directly, to the related products such as quicklime, ready–mix, precast and our large distribution network. We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as “DINO,” consisting of 287 independent retailers and 334 hardware stores as of December 31, 2025, primarily small, local stores in the northern region, through which we distribute our cement products, as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and stay abreast of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Disciplined capital expenditure plan with attractive risk / return profile

We seek to minimize risk while securing an adequate return on our development projects. In 2015, we completed construction of our new plant in Piura, the third largest city in northern Peru, which has an annual production capacity of 1.6 million metric tons of cement. The Piura plant improved our competitive position in the northern region of Peru. With production from three plants, we are able to serve our market more efficiently. This state-of-the-art plant is one of the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within close proximity to the point of sale.

In 2021, we decided to invest approximately US$83.5 million to optimize our current capacity at our Pacasmayo plant, in order to produce an additional estimated 660,000 metric tons of clinker per year. This optimization was completed during the second half of 2023, allowing us to minimize the use of imported clinker from existing inventories, and therefore achieving higher margins.

Emphasis on innovation and research and development

We place significant emphasis on research, development and innovation to align our products with customer requirements, improve operational efficiency and support the development of more eco-efficient solutions. These efforts are supported by our R&D Committee, a multidisciplinary team of engineering specialists focused on applied construction solutions. Through this committee, we have advanced the development of new products and maintained an active role in applied research, including securing direct funding for research on new cementitious materials in collaboration with Universidad de Ingeniería y Tecnología (UTEC), as well as obtaining tax benefits under the framework of Peruvian Law No. 30309. Our product portfolio includes specialized solutions such as cement designed for applications in coastal areas, where structures may be more exposed to sulfate-related deterioration and where durability is a key objective. We also continue to promote our High Early-Strength (HE) cement, which complies with the ASTM C1157 standard. This product has an approximately 8% lower clinker content than our traditional Type I cement, which may contribute to a lower carbon footprint. We initially target this product to the artisanal precast segment, while assessing opportunities to expand its use across other business units. We support adoption of our differentiated products through technical outreach and product education efforts directed at retailers and end consumers.

In terms of innovation, we have positioned digital transformation as a core strategic pillar to bridge technological gaps in the construction sector, strengthen competitiveness, and deliver high-impact, customer-centric solutions. Through initiatives such as Mundo Pacasmayo, the company drives the professionalization of construction workers via Construye Experto—an integrated ecosystem that goes beyond training. It combines technical education, practical tools (such as material calculators and product guidance), and data-driven insights to better understand on-site needs and behaviors. With a community of over 48,000 users and more than 100 courses available, Construye Experto not only builds capabilities but also generates actionable information from real construction projects, enabling more relevant solutions, closer relationships with users, and continuous improvement of the value proposition. In the industrial segment, our Pacas Pro platform stands out by offering comprehensive and innovative tech-driven solutions, achieving 84% customer satisfaction in concrete services.

Additionally, we have launched user-focused initiatives such as Metros Habitables and Ayu, aimed at improving the self-construction (auto-construcción) processes and facilitating access to building materials without the incurrence of debt. Internally, Pacasmayo fosters organizational innovation and has strengthened its data and AI strategy, reaching an advanced level of digital maturity. This comprehensive transformation reflects our commitment to building a more efficient, sustainable, and people-centered future in construction.

Strong relationship with local communities

Since we began operations almost 70 years ago, we have been committed to improving the quality of life of the communities surrounding our plants, whose members we regularly employ. We have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to students as well as UTEC, a leading technical university. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup.

We are committed to building the future by strengthening opportunities in the communities where we operate. In 2024, the Community Relations team established four strategic objectives with short-, medium-, and long-term goals (2024–2030). A key part of this strategy is fostering trust-based relationships, guided by principles such as the Community Engagement and Good Conduct Decalogues. Faced with the regional challenge of transforming vulnerable homes into healthy spaces, we and the Inter-American Cement Federation and Habitat for Humanity signed a collaboration agreement on July 1, 2025, reaffirming the commitment to development in the northern part of the country by integrating the “Sueños en Concreto” (dreams in concrete) program into the Latin American initiative “100,000 Floors to Play On.” This strategic alliance with FICEM and Habitat for Humanity strengthens our goal of replacing dirt floors with concrete. No community conflicts were reported in 2025, which we believe reflects the effectiveness of these measures.

Highly experienced and professional management and board of directors

Our management team, with an average of 13.17 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes business leaders from Peru and abroad.

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

Continue to focus on being the preferred provider of building solutions

We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether its individuals building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering six different types of cement products, under two brands, and other building solutions, such as assembly gravity walls, sheet piles, precast beams, among others. We focus on innovation and are constantly searching for ways to improve building practices, inspired by our culture based on sustainability. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. For the industrial segment and under our PacasPro brand, we continue with the digitalization of the purchasing process and of the use of our products and services. For our mass channel and self-builders we have Mundo Pacasmayo, an ecosystem that integrates physical and digital solutions, improves the purchasing experience and contributes to the professionalization and formalization of the construction market. Our mission is to provide a comprehensive solution for all project types and thus respond to the unique needs of each client, generating savings and efficiencies in the construction processes. During 2023, the company began the reconstruction of the two runways and the perimeter fence of Piura Airport, not only as a cement and concrete provider, but with direct involvement in the construction, as well as part of a consortium. The modernization of the airport aims to stimulate the tourism industry in the region and exceed the 1.08 million passengers transported during 2025.

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

Continue to strengthen our enterprise risk management

We continue to strengthen our enterprise risk management methods and processes that allow us to identify, assess and monitor the legal, commercial, operational, financial and reputational risks, as well as fraud, corruption between private parties, bribery, tax evasion, customs offenses, accounting offenses, collusion, influence peddling, money laundering and financing of terrorism risks, determining the existing controls and establishing a plan along with other areas in order to mitigate existing risks. Along these lines, since 2018, we have implemented the ISO 37001 Anti-bribery management systems obtaining the certification every year since 2019. This certification confirms that our management system is designed to help prevent, detect and respond to bribery and comply with anti-bribery laws and voluntary commitments applicable to its activities. We believe this certification reiterates our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance. Also, to continue to strengthen our management systems, in 2022 we implemented the ISO 37301 compliance management system obtaining the certification every year since 2023.

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

In 2023, we launched the EcoSaco, a cement bag that completely disintegrates within the concrete mix, generating zero waste. For us, this is much more than a cement bag, it’s a solution that has the potential to revolutionize the market, particularly the self-construction (auto-construcción) segment. As with any transformational change, it requires much effort in order to gradually change culturally established paradigms and consumer habits. This is precisely why we are so glad that the EcoSaco won the Semana Economica ESG Sustainability Price, both in the Sustainable Product Innovation Category and the Grand Prize, awarded to the project with the greatest environmental, social and economic impact. The EcoSaco also obtained the “Gran Effie”, as well as a Gold Effie that was awarded in the “Innovation in product marketing” category and a Silver Effie in the “Positive change in the environment” category. The Effie awards are a symbol of outstanding achievement, recognized worldwide, that honor all types of effective marketing.

In February 2026, we were selected to be part of The Sustainability Yearbook 2026, for the sixth consecutive year. In this edition, we obtained, for the first time, a score within the top 10% of S&P Global’s Corporate Sustainability Assessment (CSA) in the building materials industry. To appear in the Yearbook, companies must score at least 30 points, rank within the top 15% of their industry by number, and be within 30% of the industry leader’s CSA score. With around 9,200 companies evaluated around the world, we see an inclusion in the yearbook is a true statement of excellence in corporate sustainability.

Our Products

Our core products are cement and other cement-related materials. We also produce quicklime. In 2025, cement, concrete, mortar, pavement and precast accounted for 97.5% of our net sales and quicklime accounted for 0.4%. We also sell and distribute construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, and others which in 2025 represented 2.0% of our net sales.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	For the year ended December 31,
	2025	2024	2023
	(in thousands of metric tons)
Cement, concrete, mortar, pavement and precast	3,049	2,846	2,953
Quicklime	16	18	30

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	For the year ended December 31,
	2025	2024	2023
	(in millions of S/)
Cement, concrete, mortar, pavement and precast	2,064.7	1,906.8	1,850.2
Construction Supplies(1)	41.7	56.9	74.1
Quicklime	9.5	14.2	25.7
Others	1.0	0.2	0.1
Total	2,116.9	1,978.1	1,950.1

(1)	Refers to construction materials manufactured by third parties that we distribute. Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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

We produce predominantly blended cement, which represented 85.8% of our cement sales in 2025. Cementos Pacasmayo has been promoting the use of blended cement in the Peruvian market for over 25 years. This type of cement requires less clinker and reduces carbon dioxide emissions of our operations and production. Our global clinker/cement ratio is estimated at 71.1%, below the average value for similar producers globally of approximately 75.0%, according to ‘Getting the Numbers Right (GNR)’ by the Global Cement and Concrete Association (the “GCCA”) in 2023.

We produce a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer seven types of cement products, each designed for specific applications and various technical requirements:

●	Type ICo. Extraforte Cement: Portland composite cement used in general construction, flooring, and structural applications. Due to its mineral additions, it requires less clinker in its production and is associated with a lower carbon footprint than more clinker-intensive cement types. It is widely used in northern Peru because of its versatility, ease of application and compressive strength development.

●	Type HS. Cement used in concrete that is exposed to severe sulfate action, principally where soil or ground water has high sulfate content. It is recommended for port construction, industrial plants and construction of sewage sites.

●	Type HE. High-early-strength cement, optimized for structural elements like columns and foundations. Ideal for precast elements and quick formwork removal. It is a cement with strengths similar to Type I but has a lower carbon footprint.

●	Type GU. Mochica GU: Cement is a general-purpose hydraulic cement, ideal for non-specialized applications. Ensures good workability and consistent performance in construction projects.

●	Type MS. Mochica MS Cement: Sulfate-resistant cement designed for humid and saline soils. Contains mineral additives that enhance durability and protect structures from moisture and salt damage.

●	Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products. Commonly used in general construction, but has a higher carbon footprint compared to blended cements.

●	Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has high sulfate content. It is generally used in hydraulic construction, such as irrigation canals, tunnels, water conduits and drains. While highly durable, it has a higher carbon footprint than blended cements.

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

We market and distribute our cement primarily in 42.5 kilogram bags. Most of our bagged cement is sold to the retail sector consisting primarily of households that buy bags of cement to build or expand their own homes over time with little or no formal technical assistance (commonly referred to as self-construction (auto-construcción)). The bags are made of Kraft paper to preserve the quality of the cement. Our bags include information relating to the composition of our cement, handling instructions, production dates and storage instructions. Our cement bags have different colors to easily identify the different types of cement. Once bagged at our Pacasmayo, Rioja and Piura facilities, our cement is loaded onto trucks operated by third parties. Cement in bulk is sold to large industrial consumers.

In 2023, we initiated the certification of all our products under Peru’s mandatory quality certification framework for cement. We selected the most stringent evaluation pathway—Scheme 5—and underwent the certification process with ICONTEC, an internationally recognized certification body for products, services, and management systems. As a result, we successfully certified our entire cement portfolio, achieving the highest level of compliance established by the Supreme Decree regulating the commercialization of cement in Peru. This milestone reinforces our commitment to quality, transparency, and regulatory excellence across all our operations. The certification is grounded in the requirements of the Cement Technical Regulations, which define the physical, chemical, and performance characteristics that cement must meet at both production and commercialization stages. In accordance with these regulations, all cement producers and importers in Peru must comply with these standards to ensure market access and safeguard product reliability. Our certification process involved a comprehensive and rigorous audit of our quality management system, encompassing raw material sourcing, production processes, final product control, storage, distribution, and commercialization. This evaluation was conducted across our three production plants and extended to our authorized points of sale, ensuring full traceability, consistency, and compliance throughout the entire value chain. Maintaining product certification is a mandatory requirement. Under Scheme 5, ongoing compliance is sought through periodic evaluations conducted by ICONTEC at each plant, including production control, product design verification through random sampling, and the assessment of the quality management system. In 2024 and 2025, we successfully maintained our certification with no non-conformities identified, which we believe reflects the robustness and consistency of our quality processes.

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

●	Ready-mix concrete. Ready-mix is a blend of cement, aggregates (sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have 23 fixed and mobile ready-mix plants.

●	Precast. We produce and sell concrete precast products, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete precast for structural and non-structural uses. Some examples of concrete precast are:

●	New Jersey Walls: safety barriers used to separate traffic flows.

●	Corner block: a product that complements the structures built with our precast, giving better functionality to any corner.

●	Beam block: a product that is used to confine the upper part of walls built with our precast.

●	Concrete pipes: precast reinforced concrete pipes that are installed without the need to open pit ditches or dredging of maritime floors. The main use of concrete pipe is to collect seawater (inlet pipe) and to bring brackish water back out to sea (outfall pipe). For example, we have built a 1.5 kilometer long underwater outfall project for the Talara Refinery, where it is necessary to build a water collection system for its fire and cooling system using concrete pipes.

●	Sheet piles presented and assembled: concrete piles that can be pre-stressed or reinforced (they are two different types of manufacturing) that sink one alongside the other, forming a containment structure, used as riparian defenses. We manufacture pre-stressed and reinforced sheet piles that can form a coastal defense for rivers, ensuring the containment of water during rainy events, reducing the vulnerability of cities to floods.

●	New cement-based products. We have developed, and are in the process of developing more cement-based products that are innovative and easy building solutions. Some of these products are:

●	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

●	Mortar for plaster: Pre-dosed mortar to plaster interiors and exteriors, walls and ceilings. Allows smooth finishes and thin applications.

●	Caravista Concrete: Concrete designed to be exposed without any additional coating or paint.

●	Tremie Concrete: Concrete designed to be placed under water at depths greater than 1.5 meters.

●	Mortar for brick laying: Pre-dosed and bagged dry masonry mortar for block and brick laying.

●	Viaforte Type MH: Cement of moderate heat of special hydration for stabilization of soils and road bases. The cement provides greater workability and less risk of cracking on site, also ensuring greater durability to the structure.

●	Bagged Dry Concrete: Pre-dosed mixture of cement, aggregates (Stone and Sand) and additives, that only requires the addition of water indicated on the package and mixing (manual or mechanical) to be used immediately.

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

Bayóvar 4. For our Piura production, we also have rights with an indefinite term related to extract coquina and other minerals from our Bayóvar 4 quarry, a 22,326-hectare open-pit mine located in the district of Sechura, in the department of Piura. We entered into this agreement in October 2007.

In addition to our Acumulación Tembladera, Calizas Tioyacu, Bayovar 4 and Virrilá quarries, we also own concession rights to various other calcareous material quarries consisting, in total, of approximately 40,767 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this annual report on Form 20-F.

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

Sand

For cement production in our Pacasmayo facility, we use sand which we buy from third parties. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

We have not calculated our sand reserves, as we believe there is an abundant supply of sand in our concessions and more broadly in the northern region where we operate.

Iron

We use small quantities of iron in our cement production, which we purchase from third parties at market prices.

Coal

We purchase mostly anthracite coal from local suppliers and small amounts of semi-bituminous coal from local suppliers, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facilities, adjacent to the Salaverry port and in Trujillo, where we currently have sufficient stock of coal to maintain our production levels for the next year.

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

We also own several other concessions containing pozzolanic material which have not currently been explored. In addition, our use of pozzolanic materials may be substituted with clinker or other admixtures. Other admixtures, such as gypsum and blast furnace slag, are purchased at market prices from third-party suppliers. If we are unable to acquire raw materials or admixtures from current suppliers, we believe that other sources of raw materials and admixtures would be available without significant interruption to our business.

Energy Sources

Electricity

As of December 31, 2025, all of the electricity requirements for our Pacasmayo and Piura facilities were supplied by Electroperú, and all of the electricity requirements for our Rioja facility were supplied by ELOR.

We have a long-term electricity supply agreement with Electroperú S.A. to serve our Pacasmayo and Piura facilities through May 2026, after which Orygen Perú S.A.A. will supply electricity to those facilities from June 2026 through May 2031 and an agreement with Electro Oriente S.A. (ELOR) for our Rioja facility through December 2029. Our electricity costs are subject to adjustment formulas that take into consideration market variables such as the U.S. Producer Price Index (PPI) and global energy prices. As approximately 18.3% of our total costs are denominated in or indexed to the U.S. Dollar, the combination of high global energy prices and a potential depreciation of the Sol could result in a “double impact” on our margins.

In addition, we have an electricity supply contract with ELOR to supply our Rioja facility through December 2029. ELOR supplies the Rioja facility with 6.7 megawatts of electricity during peak hours and 8.0 megawatts during off-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. Dollar exchange rate, inflation, the local price of natural gas, the global price of oil and the import price of bituminous coal.

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

Consumer Base

The retail cement sector in Peru is characterized by households that purchase single bags of cement to gradually build or improve their homes with little or no professional assistance. This sector is known as self-construction (auto-construcción). Families in this sector tend to invest a large portion of their savings in building or improving their own homes. Self-construction (auto-construcción) is often conducted with the help of a foreman (maestro de obra) who generally has experience in construction. Our retail marketing plans typically target the maestro de obra who is usually the decision maker when buying cement and other related construction materials.

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

In 2025, approximately 81.4% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 18.6% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of 334 hardware stores, with which we have a distribution agreement. In addition, we also distribute to other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

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

Our marketing expenses in 2025 were approximately S/15.6 million, or 0.74% of our sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the self-construction (auto-construcción) segment.

We seek to develop strong ties with our distributors by promoting income generating opportunities for them. For instance, we give them priority when hiring transportation to distribute our cement throughout our territory. Also, our large salesforce has the ability to cover most of the construction sites in northern Peru generating business opportunities that are then channeled through our distributors. Finally, our distributors enjoy various commercial and marketing benefits such as rebates, special promotions, special credit conditions, and loyalty programs.

We have been working consistently in recent years to focus time and attention on our client’s needs, in an effort to go beyond just selling cement and its byproducts, to providing solutions and innovating. The self-construction segment has been the primary driver behind the growth in sales volume in the past couple years. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed Mundo Pacasmayo (Pacasmayo World), which is a virtual ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder.

Quality Control

In Peru, cement production is subject to standardization (normalización) regulations approved by the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”). Although the standardization regulations are not mandatory, they are useful in achieving an optimum level of management. As of the date of this annual report on Form 20-F, we comply with all standardization regulations applicable to our products.

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

In 2023, we initiated the certification of all our products under Peru’s mandatory quality certification framework for cement. We selected the most stringent evaluation pathway—Scheme 5—and underwent the certification process with ICONTEC, an internationally recognized certification body for products, services, and management systems. As a result, we successfully certified our entire cement portfolio, achieving the highest level of compliance established by the Supreme Decree regulating the commercialization of cement in Peru. This milestone reinforces our commitment to quality, transparency, and regulatory excellence across all our operations. The certification is grounded in the requirements of the Cement Technical Regulations, which define the physical, chemical, and performance characteristics that cement must meet at both production and commercialization stages. In accordance with these regulations, all cement producers and importers in Peru must comply with these standards to ensure market access and safeguard product reliability. Our certification process involved a comprehensive and rigorous audit of our quality management system, encompassing raw material sourcing, production processes, final product control, storage, distribution, and commercialization. This evaluation was conducted across our three production plants and extended to our authorized points of sale, ensuring full traceability, consistency, and compliance throughout the entire value chain. Maintaining product certification is a mandatory requirement. Under Scheme 5, ongoing compliance is sought through periodic evaluations conducted by ICONTEC at each plant, including production control, product design verification through random sampling, and the assessment of the quality management system. In 2024 and 2025, we successfully maintained our certification with no non-conformities identified, which we believe reflects the robustness and consistency of our quality processes.

Competitive Position

Peru’s cement production is segmented into three main geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. The central region is principally served by UNACEM (formerly known as Cementos Lima and Cemento Andino), some imports, Caliza Cemento Inca and Holcim. The south is principally served by Cementos Yura. In 2025, our cement shipments were approximately 3.0 million metric tons, representing an estimated 22.4% share of total cement shipments in Peru according to INEI.

Regulatory Matters

Overview

Although our core business is the production of cement, we hold a number of mining concessions granted by the Peruvian government for the supply of limestone and other raw materials required for cement production. As a result, we are subject both to the mining and the general industrial legal framework in Peru. The regulatory framework applicable to our cement production may be divided into rules and regulations relating to: (i) the mining and crushing of limestone and clay; and (ii) the production process.

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

Under Legislative Decree No. 1320 and Supreme Decree No. 011-2017-EM, since January 1, 2019, if the annual minimum production or investment has not been met, the annual penalty and the causes to terminate a mining concession will be determined by the General Mining Law for all concessions, as described below.

For concessions granted until 2008, the following rules apply:

●	the minimum annual production target is equivalent to one tax unit (approximately S/5,500 or US$1,635.4) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$163.5) per year per hectare, in the case of non-metallic mining concessions;

●	the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

●	if the minimum production level is not achieved within that period, an annual penalty equivalent to 2% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the fifteenth year, an annual penalty equivalent to 5% of the minimum annual production level is due until such level is achieved;

●	if the minimum production level is not achieved by the end of the twentieth year, an annual penalty equivalent to 10% of the minimum annual production level is due until such level is achieved; and

●	if the minimum production level is not achieved by the end of the thirtieth year, the mining concession expires.

Any penalty must be paid prior to June 30 of each year. Failure to pay the penalty for two consecutive years results in the termination of the mining concession.

Since January 1, 2020, these penalties are applied to concessions granted in 2009 and thereafter.

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

In November 2013, the Peruvian Constitutional Court affirmed the constitutional challenge we filed against the new regulation of the Mining Royalty Law, in a final and unappealable ruling, on the grounds that the new regulation violates the constitutional right of property, as well as the principles of legal reserve and proportionality. Therefore, the new regulation is rendered inapplicable to our operation. As a result, we continued to use as a basis for the calculation of the mining royalty the value of the concentrate or mining component, and not the value of the product obtained from the industrial or manufacturing process.

On March 22, 2021, the Company received Tax Court Resolution No. 00905-4-21 that declared the Mining Royalty should be calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement, for the years 2008 and 2009. This contradicted what was established by the Constitutional Court mentioned above. Considering this contradiction, the Company initiated two legal proceedings: (i) a constitutional process to denounce the repression of homogeneous harmful acts, filed on March 31, 2021; and, (ii) a contentious-administrative claim filed before the ordinary court, the object of which was the annulment and return of collateral, filed on June 22, 2021.

As of the date of this annual report on Form 20-F, both proceedings were ruled in favor of the Company. As a result, the SUNAT should, either directly or through enforcement, return the amounts paid by the Company in respect of the Tax Court Resolution described above, amounting to S/29,559,000. As of August 20, 2025, SUNAT made a partial refund of S/18,441,000, leaving an outstanding balance of S/11,118,000 to be collected as of December 31, 2025. In the opinion of management and its external legal advisors, there is a very high probability of obtaining this amount in full.

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

In August 2021, Law No. 31347, that modifies the Mine Closure Law (Law No. 28090), specifying aspects such as mandatory, administrative and oversight powers, opportunity for presentation and approval, applicable guarantees, periodic reports to be presented to various authorities, among others was approved.

As of December 31, 2025, we primarily owned non-metallic mining concessions and limited metallic mining concessions with respect to iron. Substantially all of our concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we were in compliance in all material respects with the terms and requirements applicable to our mining rights and concessions.

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

Technical Regulation on Hydraulic Cement

On January 21, 2022, the Government published D.S. 1-2022-PRODUCE, which approves the Technical Regulation on hydraulic cement used in buildings and constructions in general, to clarify minimum cement safety compliance requirements. Such regulation entered into force on July 22, 2023, pursuant to D.S. 10-2022-PRODUCE.

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

Resolution No. 004-2018-OEFA/CD and 006-2018-OEFA/CD define administrative infractions and establish a scale of penalties related to environmental management instruments and obligations related to monitoring, environmental management, the development of industrial activities and the handling of hazardous materials and inputs. applicable to those administered in the manufacturing industry and domestic trade sector that are under the scope of competence of the Environmental Assessment and Control Agency. Infractions are classified according to their severity as minor, serious and very serious offenses and the monetary penalty imposed will depend on this.

By means of Board of Directors Resolution No. 023-2013-OEFA/CD and No. 0312015-OEFA/CD, of the Environmental Assessment and Control Agency (Organismo de Evaluación y Fiscalización Ambiental – “OEFA”), OEFA is in charge of the monitoring, supervision, control and sanction in environmental matters in the cement and concrete sector of the manufacturing industry, of the industrial subsector of the Ministry of Production - PRODUCE.

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

Law No. 30754, published on April 18, 2018, approved the Framework Law on Climate Change. This law establishes the principles, approaches, and general provisions for coordinating, articulating, designing, executing, informing, monitoring, evaluating, and disseminating public policies for the comprehensive, participatory, and transparent management of climate change adaptation and mitigation. It also established that the Ministry of the Environment shall set guidelines to incorporate climate risk and vulnerability analysis, as well as climate change mitigation and adaptation measures, in the evaluation of investment projects subject to the National Environmental Plan Impact Assessment System.

This law aims to reduce the country’s vulnerability to climate change, take advantage of low-carbon growth opportunities, and comply with the international commitments assumed by the government of Peru before the United Nations Framework Convention on Climate Change, with an intergenerational approach.

The Regulations of the Framework Law on Climate Change were approved on December 31, 2019, by Supreme Decree No. 013-2019-MINAM. The objectives set out in these Regulations will be achieved through the implementation of climate change adaptation and mitigation measures, the creation of systems that contribute to the accounting of carbon dioxide emissions, the reduction of carbon dioxide emissions and the promotion of private sector participation in implementation. of sustainable and low-carbon projects. As of the date of this annual report on Form 20-F, however, no concrete measures or targets have been set, nor have any deadlines been set for their implementation.

There is currently no type of emissions trading scheme in Peruvian law.

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

In March 2026, the application of these standards became a legal requirement, formalized by Resolution No. 001-2026-EF/30. Its objective is to establish a common framework that allows companies and institutions to disclose information about their risks and opportunities related to sustainability and climate that is useful to the primary users of financial information for decision-making. This resolution is expected to come into force in January 2029.

Since 2025, Cementos Pacasmayo has been participating in the DivulAcción IFRS S2 program, promoted by LACADI (Latin American Climate Asset Disclosure Initiative) and funded by Germany’s Federal Ministry for Economic Affairs and Climate Action (BMWK) through the International Climate Initiative (IKI). This program aims to accelerate the disclosure of climate-related financial information. It was carried out in five phases: assessment; analysis of physical and transition risks; evaluation of resilience and identification of strategic areas; preparation of the proposed disclosure; and integration of climate change into corporate governance. As a result, a draft IFRS S2 report has been prepared in collaboration with the risk, accounting and finance, climate change, and sustainability teams, and is expected to be published by the end of June 2026.

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

Cultural Heritage Protection

If the design and development of cement industry activities involves the removal of topsoil, a Certificate of Non-Existence of Archaeological Ruins (Certificado de Inexistencia de Restos Arqueológicos, or “CIRA”) from the Ministry of Culture (Ministerio de Cultura) with respect to the area under construction must be obtained. The CIRA shall either certify that on the surface of the evaluated area no archaeological sites or features were discovered or shall identify their exact location and extent in order to implement precautionary measures to protect the archaeological artifact. The CIRA is valid for an unlimited period but will become void should any archaeological artifacts be accidentally discovered during the construction works or due to any natural cause. In such an instance, the company must stop the construction work immediately and notify the Ministry of Culture. Failure to stop the construction work may generate civil and criminal liabilities. Under certain exceptional circumstances, Peruvian legislation allows the removal of archeological artifacts when the area is required for development of projects that are of national interest.

Labor Regulations

Peruvian legislation allows hiring employees through: (i) a fixed-term contract, (ii) a contract for an indefinite duration; or (iii) a contract for part-time employment.

Effective January 1, 2025, the minimum monthly wage established in Peru is S/1,130 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

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

On June 25, 2021, Law No. 31246 was published, which modified the current Law on Safety and Health at Work to guarantee the right of workers to safety and health at work in the face of epidemiological and health risk.

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

On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild, owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), which resulted in a change of control. Pursuant to Peruvian securities regulations, Holcim has announced its intention to conduct a mandatory public tender offer (the “Tender Offer”) to acquire additional outstanding shares. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our simplified corporate structure, operating subsidiaries only, as of the date of this annual report on Form 20-F.

The following is a brief description of the principal activities of our consolidated subsidiaries.

●	Cementos Selva S.A.C. is engaged in the production and marketing of cement and other construction materials in the northeast region of Peru. It also owns all of the equity shares of Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

●	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete.

●	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

Other immaterial, non-operating subsidiaries

●	Salmueras Sudamericanas S.A.C. (“Salmueras”) was engaged in the exploration of a brine project located in the northern region of Peru. In December 2017, the Company decided not to continue with the activities related to this project.

●	Soluciones Takay S.A.C. is a platform that connects families that want to build with certified professionals.

●	150Krea Inc., a company incorporated in June 2021 in the United States, is engaged in providing leasing services for intangible assets. It is not currently in operation.

●	Corporación Materiales Piura S.A.C. is a non-operating company that owns some mining properties located in Piura.

Other immaterial, operating subsidiaries

●	Créalo 150 Solutions: Business and information systems consulting. It should be noted that another of our subsidiaries is 150Krea Inc. which is a company incorporated in June 2021 in the United States, dedicated to providing leasing services of intangible assets. It is not currently in operation.

Participation in Consortia

●	Consorcio Constructor del Norte del Perú began operating during 2023 and is mainly dedicated to the rehabilitation and improvement of the runway, as well as the installation of the perimeter fence at Piura airport.

D.	Property, Plants and Equipment

Properties

We own our headquarters office in Lima, Peru, at Calle La Colonia 150, Urbanización El Vivero, Surco. We also own our plants, warehouses, transportation facilities and the office space at our production facilities, including our workers’ facilities. In addition, we own a warehouse occupying approximately 25,000 square meters at the Salaverry port facility.

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

Pacasmayo Facility

As of December 31, 2025, our Pacasmayo facility had four horizontal kilns, which produce clinker (one of which also currently produces quicklime), and an additional Waelz rotary kiln that produces quicklime. One of these horizontal kilns with a total installed annual clinker production capacity of 660,000 metric tons was added in 2023. In addition, we formerly had six vertical shaft kilns with a total installed annual clinker production capacity of 465,120 metric tons. We made a provision for the impairment of these vertical shaft kilns at the end of 2023. As a result of these changes, the current clinker capacity at our Pacasmayo plant is 1,755,600 metric tons. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric tons. Our Pacasmayo facility is also equipped with silos containing storage capacity for 26,700 metric tons of cement.

As of December 31, 2025, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns and our Waelz rotary kiln, which are equipped to also produce quicklime.

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

Other Facilities

We also currently have 23 fixed and mobile ready-mix concrete and precast facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura, Cajamarca, Pacasmayo, Tarapoto and Tumbes, among others. These facilities allow us to supply ready-mix concrete and precast materials to small, medium and large construction projects throughout the entire northern region of Peru. As of December 31, 2025, our ready-mix operations had 216 mixer trucks, 33 concrete pumps and two pavers available to deliver ready-mix concrete.

Capacity and Volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

	As of and for the year ended December 31,
	2025			2024			2023
	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)
Cement:	(in thousands of metric tons, except percentages)
Pacasmayo facility	2,900	1,825	62.9%	2,900	1,668	57.5%	2,900	1,656	57.1%
Piura facility	1,600	887	55.4%	1,600	843	52.7%	1,600	1,032	64.5%
Rioja facility	440	340	77.3%	440	320	72.7%	440	259	58.9%
Total	4,940	3,052	61.8%	4,940	2,831	57.3%	4,940	2,947	59.7%
Clinker(2):
Pacasmayo facility	1,756	1,189	67.7%	1,756	1,273	72.5%	1,756	1,098	62.5%
Piura facility	990	616	62.2%	990	609	61.5%	990	799	80.7%
Rioja facility	289	248	85.8%	289	242	83.4%	289	200	69.2%
Total	3,035	2,053	67.6%	3,035	2,124	70.0%	3,035	2,097	69.1%
Quicklime(3):
Pacasmayo facility	240	16	6.7%	240	18	7.5%	240	30	12.5%

(1)	We define utilization rate as production for the specified period divided by installed capacity of that period.
(2)	We currently estimate clinker capacity using 330 production days.
(3)	Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns and our Waelz rotary kiln are equipped to produce quicklime.

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

Figure 1 General map of the mining properties and industrial facilities of Cementos Pacasmayo S.A.A. and subsidiaries

General description of mining properties and operations

Cementos Pacasmayo S.A.A.’s access to its mining properties in Peru are obtained through mining rights granted by the INGEMMET.

Mineral properties in Peru are classified according to the type of material, i.e. metallic and non-metallic.

Cementos Pacasmayo has mining properties in exploration, development and production stages. Cementos Pacasmayo has three material properties (Tembladera, Virrila, and Tioyacu), all of which are in the production stage.

Distribuidora Norte Pacasmayo SRL obtained ownership of new mining properties, which are shown in Annex 1.

Table 1 provides an overview of Cementos Pacasmayo’s material properties, including relevant information for each quarry.

Table 1 Main mining properties of Cementos Pacasmayo S.A.A. and subsidiaries

Mining Property	Mining concessions	Location of the mining concession	Percentage of ownership interests	Operator	Surface area (ha)	Stage of the mining concession	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Production 2025 (Ton)		Production 2024 (Ton)	Production 2023 (Ton)
Tembladera	Acumulación Tembladera	Cajamarca	100%	San Martin Contratistas Generales SA	3,391	Production	Yes	EIA(2) and others	Open Pit / Limestone	Industrial facilities(3)	1,618,832	(4)	1,722,804	1,842,375
Virrila	UEA(1) Virrila	Piura	100%	Inversiones y Servicio Felicitas SRL	38,226	Production	Yes	EIA(2) and others	Open Pit / Coquina	Industrial facilities(3)	904,620		901,977	932,933
Tioyacu	UEA(1) Rioja	San Martin	100%	Cementos Selva S.A.C	9,600	Production	Yes	EIA(2) and others	Open Pit / Limestone	Industrial facilities(3)	398,766	(5)	267,009	351,644

(1)	The administrative economic unit (unidad económica administrativa – “UEA”) represents a grouping of two or more mining concessions incorporated to the National Mining Cadastre with definitive character, of the same kind of substance and of the same mining owner.
(2)	Environmental Impact Assessment (EIA).
(3)	Cement plants are governed by the laws of the industrial sector.
(4)	The 2025 production of the Tembladera quarry was lower compared to 2024 due to the corrective maintenance works on the primary crusher between October and December 2025.
(5)	The 2025 production of the Tioyacu quarry was higher compared to 2024 due to the limestone requirement of the Rioja plant.

Summary of Mineral Resources and Mineral Reserves

Tables 2 and 3 summarize the mineral resources and reserves, respectively, of the mining properties of Cementos Pacasmayo and its subsidiaries.

Table 2 Summary of Mineral Resources (exclusive of Reserves) of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2025.

	Measured Mineral		Indicated Mineral		Measured + Indicated		Inferred Mineral
	Resources		Resources		Mineral Resourc		Resources
	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)	Amount (Million Tonnes)	Grades/ Qualities (% CaO)
Limestone:
Acumulación Tembladera	135.1	49.85	39.2	50.58	174.3	50.01	41.5	50.61
UEA Rioja	25.8	49.52	4.8	48.29	30.6	49.33	7.2	49.11
Coquina:
UEA Virrila	21.8	49.80	26.8	48.98	48.6	49.35	4.4	46.70

Table 2 is based on the following cement prices: Tembladera/Pacasmayo (S/642.9 per ton), Virrila/Piura (S/708.6 per ton) and Tioyacu/Rioja (S/754 per ton). The mineral resource estimates are at the point of delivery to the cement plant (point of reference). Also the assumptions (e.g., prices, costs and other economic assumptions) used to establish economic viability during the mineral reserves estimation can be found in the Cementos Pacasmayo S.A.A. and Cementos Selva S.A.C Technical Report Summaries (TRS) 20-F 229.601 (Item 601) Exhibits 96.1, 96.2 and 96.3 of our annual report on Form 20-F.

Table 3 Summary of Mineral Reserves of Cementos Pacasmayo S.A.A. and subsidiaries’ properties as of December 31, 2025.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)	Amount (Million Tonnes)	Grades/ Qualities (%CaO)
Limestone:
Acumulación Tembladera	67.8	49.83	5.1	50.56	72.9	49.88
UEA Rioja	10.3	51.20	1.3	49.30	11.6	51.0
Coquina:
UEA Virrila	39.9	51.86	0.9	49.83	40.8	51.82

Table 3 is based on the following cement prices: Tembladera/Pacasmayo (S/642.9 per ton), Virrila/Piura (S/708.6 per ton) and Tioyacu/Rioja (S/754 per ton). The mineral resource estimates are at the point of delivery to the cement plant (point of reference). Also the assumptions (e.g., prices, costs and other economic assumptions) used to establish economic viability during the mineral reserves estimation can be found in the Cementos Pacasmayo S.A.A. and Cementos Selva S.A.C Technical Report Summaries (TRS) 20-F 229.601 (Item 601) Exhibits 96.1, 96.2 and 96.3 of our annual report on Form 20-F.

Tembladera Quarry and Pacasmayo Cement Plant Individual Disclosure (229.1304)

Name of mineral concession	Location of the properties	Type and amount of ownership interests	Operator	Surface (Has)	Stage of Property	Permits	Type of mine / material	Beneficiation plant and other installations	Production of 2025	Production of 2024	Production of 2023
Carraspiña	Lambayeque	100%	NA	100	Exploration	No	Non Metallic	No	0	0	0
Pacherrez	Lambayeque	100%	NA	200	Exploration	No	Non Metallic	No	0	0	0
Reque 1	Lambayeque	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Reque 2	Lambayeque	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Reque 7	Lambayeque	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Reque 8	Lambayeque	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0
Reque 9	Lambayeque	100%	NA	1,000	Exploration	No	Non Metallic	No	0	0	0

Property description

Location

The Acumulación Tembladera property is located in Yonan district, Contumaza province, Cajamarca region, Peru at longitude -79.123393° and latitude -7.245671°. It is located 60 km from the cement plant.

The area of the mining concession is 3,390.97 hectares. The mining rights are granted by INGEMMET of the Energy and Mines Sector through a Presidential Resolution.

Cementos Pacasmayo S.A.A. owns the mining concession and it is registered with the name Acumulación Tembladera as a non-metallic mining concession.

Pacasmayo cement plant and Acumulación Tembladera mining concession are shown in Figure 2 while the locations of the Acumulación Tembladera and the cement plant are shown separately in Figures 3 and 4, respectively.

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

The Tembladera quarry can be accessed by air from Lima to Trujillo (1 hour) and by land from Trujillo to Tembladera Quarry. The route is from Trujillo to Pacasmayo (112.6 kilometers), from Pacasmayo to Ciudad de Dios (14.3 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera - Security point (0.8 kilometers), for a total of 747.1 kilometers. The entire route is paved. Alternatively, the quarry can be accessed by air from Lima to Chiclayo, time average 1.15 hours of flight, and from Chiclayo to Ciudad de Dios (86.8 kilometers) and from Ciudad de Dios to Tembladera (50 kilometers) and Tembladera – Security point (0.8 kilometers.). The entire route is paved.

The Tembladera quarry’s personnel come from the town of Tembladera, adjacent to the quarry. Others come from Cajamarca and La Libertad region.

Personnel from the town of Tembladera are transported to the quarry in buses and pickup trucks.

Mining concession ownership and area

The Acumulación Tembladera was granted by Resolution No. 01989-2002-INACC/J of the National Institute of Concessions and Cadastre (Instituto Nacional de Concesiones y Catastro).

The procedure to obtain a mining concession is established in the General Mining Law (DS-014-92-EM) and its Regulation D.L 020-2020-EM.

The mining concession is in the owner’s name of Cementos Pacasmayo S.A.A. and is also registered with the name Acumulación Tembladera as a NON METALLIC quarry.

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

Royalties

Law No. 28258 approved the Peruvian Mining Royalty Law on June 24, 2004, which was amended by Law No. 29788 of September 28, 2011. Cementos Pacasmayo S.A.A. currently pays the Mining Royalty (see note 25 to the consolidated financial statements).

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

Mining activities on the property and production at the cement plant

Tembladera quarry

The Tembladera quarry, located in the Acumulación Tembladera mining concession, is currently in the production stage. The Tembladera quarry is an open-pit mine that uses explosives to fragment the limestone rock. After crushing, the material is loaded onto trucks to be transported from the quarry to the cement plant located in Pacasmayo.

Figure 5 shows the flowsheet of mining processes at the Tembladera quarry. Further details of the process are provided in Exhibit 96.1 of this annual report on Form 20-F.

Figure 5 Diagram of mining process of the Tembladera quarry

The Tembladera quarry has been operating for 68 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment at the Tembladera quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 of this annual report on Form 20-F.

Pacasmayo industrial cement plant

The cement plant is under the laws of the industrial sector, according to current Peruvian regulations.

The Pacasmayo plant is located at Pacasmayo District, Pacasmayo Province, La Libertad Region. This plant is 67.3 km from Tembladera quarry. This facility receives material from the Tembladera quarry. The Pacasmayo plant produces various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, sand, iron and clays as raw materials. The specific mix of raw materials produces the clinker necessary to produce cement.

The standard cement production process consists of the following main stages:

●	Extraction and transportation of limestone;

●	Raw material storage;

●	Grinding and homogenization to make the raw material of consistent quality;

●	Clinkerization;

●	Cement grinding;

●	Storage in silos; and

●	Packaging, loading and distribution.

Figure 6 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.1 of this annual report on Form 20-F.

Figure 6 Pacasmayo industrial cement plant process block diagram

The Pacasmayo plant has been in operation for 68 years. The equipment at the Pacasmayo plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo personnel. The Pacasmayo plant is currently being optimized with a modern, state-of-the-art clinker production line in order to increase production. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.1 of this annual report on Form 20-F.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/708,402,047 as of December 31, 2025.

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

The property dates back to its oldest integral concession: “Norte No. 1” granted by the Regional Mining Office of Cajamarca by ministerial resolution No. 267 of June 30, 1950, for the benefit of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo S.A.A., from 1957 until 2013 when Calizas del Norte S.A.C. (CALNOR) was incorporated. CALNOR started activities from January 2014 until May 2016. San Martin Contratistas Generales S.A. started activities in October 2016 and continues in operation.

In December 2022, Cementos Pacasmayo started a diamond drilling campaign of 8 drill holes to confirm mineral resources and reserves. Drilling activities continue in the first month of 2023.

Between October and December 2025, the Tembladera quarry did not dispatch material to the Pacasmayo plant due to corrective maintenance works on internal components of the primary crusher, during that period, limestone was consumed from strategic stocks. However, waste removal activities continued during October and November, and the construction of a safety wall in the pit was completed in December.

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

Table 4 shows the stratigraphic column of the area of the Tembladera quarry and briefly describes the Cajamarca Formation and the Upper Cretaceous Celendín Formation that outcrop in the project area. Figure 6 shows the local geology of the quarry.

Table 4 Stratigraphic Column of the Tembladera quarry

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

Figure 7 Geological section of Tembladera quarry

Resources and Reserves

Table 5 shows the Mineral Resources at the Tembladera quarry at the end of the 2025 fiscal year.

Table 5 Mineral Resources (exclusive of Reserves) at the end of the 2025 fiscal year based on cement price of S/642.9 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference)

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% MgO)	Grades/ qualities (%Al2O3)	Cut-off grades (% CaO)
Measured resources	135.1	49.85	1.79	1.63	48.5
Indicated resources	39.2	50.58	1.56	1.39	48.5
Measured + Indicated resources	174.3	50.01	1.74	1.58	48.5
Inferred resources	41.5	50.61	1.56	1.38	48.5

The Mineral Resources estimation considered the expected price of cement, the complete forecast horizon contemplates 30 year projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 6 shows the mineral reserves at the Tembladera quarry.

Table 6 Mineral Reserves at the end of the 2025 fiscal year based on cement price of S/642.9 per ton. Mineral reserve estimates are at the point of delivery to the cement plant (point of reference)

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% MgO)	Grades/ qualities (%Al2O3)	Cut-off grades (% CaO)
Proven reserves	67.8	49.83	1.49	1.51	48.5
Probable reserves	5.1	50.56	1.28	1.39	48.5
Total reserves	72.9	49.88	1.48	1.50	48.5

The mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Mineral Resources and Reserves at the end of the fiscal year

Table 7 shows the difference between the mineral resource estimates at the end of this fiscal year and the previous fiscal year.

Table 7 Resources for the last two fiscal years expressed in millions of tons.

	Resources as at Dec. 31, 2025	Resources as at Dec. 31, 2024	Discrepancy
Measured resources	135.1	131.1	The difference is due to the annual consumption of limestone used in the cement plant.
Indicated resources	39.2	39.2	There is no difference in tons.
Measured + Indicated resources	174.3	170.3	The difference is due to the annual consumption of limestone used in the cement plant.
Inferred resources	41.5	41.3	The variation is due to an adjustment in the geological model and the topography.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601) Exhibit 96.1 filing. All mineral resources are estimated at cement plant. The updated average price is S/642.9 per ton of cement at nominal values, perpetuity is included at the end of the 30-year projection.

Table 8 shows the difference between the mineral reserve estimates at the end of this fiscal year and the previous fiscal year.

Table 8 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2025	Reserves as at Dec. 31, 2024	Discrepancy
Proven reserves	67.8	75.3	The difference is due to the annual consumption of limestone used in the cement plant.
Probable reserves	5.1	4.9	The variation is due to a readjustment of the mining plan.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Tembladera Quarry and Pacasmayo plant 20-F 229.601 (Item 601) Exhibit 96.1 filing. All mineral Reserves are estimated at cement plant. The updated average price is S/642.9 per ton of cement, average of the 30-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tembladera quarry in its 20-F filed on April 29, 2025. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Tembladera quarry as Exhibit 96.1 of its 20-F filed on April 29, 2025. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.1 of this annual report on Form 20-F to ensure the material assumptions are current. The main reasons for this update are prices, costs, cement demand and other economic assumptions. Further details are provided in Exhibit 96.1 of that annual report on Form 20-F.

Exploration

Cementos Pacasmayo did not conduct any exploration activity at the Tembladera quarry during the 2025 fiscal year.

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

Cementos Pacasmayo S.A.A. owns the mining property and it is registered with the name “Unidad Económica Administrativa” (UEA) Virrila as a non-metallic quarry.

Cementos Pacasmayo currently has an agreement with the Fundación Comunal San Martin de Sechura for the use of the surface land associated with the production area of the Virrila quarry.

Piura Cement Plant and UEA Virrila are shown in Figure 8 while the locations of the UEA Virrila property and Piura cement plant are shown in Figures 9 and 10, respectively.

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

The Virrila quarry can be accessed by air from Lima to Piura (1.5 hour) and by land from Piura to Virrila quarry, along the north Panamerican highway, to the Bayovar intersection and then to the Virrila quarry. Estimated travel time is 2 hours.

Personnel for the Virrila quarry come from the town of Sechura, near the quarry. Others are from Piura.

Personnel from the Sechura Township are transported to the quarry in buses and pickup trucks. The contractor is responsible for the logistics of personnel operating in the quarry.

Mining concession ownership and area

INGEMMET granted mining rights to Cementos Pacasmayo on March 31, 2016 by Presidential Resolution N° 0147-2016-INGEMMET/PCD/PM including nine (9) non-metallic mining rights in the ¨Unidad Económica Administrativa¨ (UEA) Virrila, with code N° 01-00011-00-U of Cementos Pacasmayo S.A.A.

Presidential Resolution N° 2869-2015-INGEMMET/PCD/PM dated September 30, 2015 added twelve (12) non-metallic mining rights to ¨Unidad Económica Administrativa¨ (UEA) Virrila, with code N° 01-00011-00-U of Cementos Pacasmayo S.A.A. bringing the total to 21 mining rights.

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

Mining activities on the property.

The Virrila quarry located in the Virrila EAU is currently in the production stage. This is an open-pit mine where surface miners are used to fragment the coquina, which is loaded onto trucks by front-end loaders and transported to the cement plant located in Piura which is 120 kilometers from UEA Virrila.

Figure 11 shows the flowsheet of mining processes at the Virrila quarry. Further details of the process are provided in Exhibit 96.2 of this annual report on Form 20-F.

Figure 11 Diagram of mining process of the Virrila quarry

The Virrila quarry has been operating for 10 years. The amount of coquina to be mined is planned annually through the mining plan.

The equipment in operation at the Virrila quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 of this annual report on Form 20-F.

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

Figure 12 shows the flowsheet for raw material processing, clinker and cement production. Further details of the process are provided in Exhibit 96.2 of this annual report on Form 20-F.

Figure 12 Piura plant process block diagram

The equipment in operation at the Piura plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Pacasmayo S.A.A. personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.2 of this annual report on Form 20-F.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to S/803,579,828 as of December 31, 2025.

Virrila quarry

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

The Virrila quarry started operations in 2015. The mining contractor San Martin Contratistas Generales S.A. was in charge of the production from the beginning of operations until March 14, 2020. The mining contractor Posada Perú S.A.C. started operations at the Virrila quarry on September 14, 2020 until December 30, 2021.

On January 3, 2022, the mining contractor San Martin Contratistas Generales S.A. was hired to transport the coquina from the Virrila quarry to the Piura plant.

From May to June 2023 Cementos Pacasmayo carried out a drilling campaign in order to confirm mineral reserves in Zone 2 and 4 (see Exhibit 96.2 of 20-F filed on April 29, 2024).

From May to September 2023, Virrila quarry stopped operations due to the closure of the road caused by the overflow of the La Niña lagoon provoked by cyclone Yaku. Likewise, the Piura plant stopped its clinker production operations (raw meal milling, coal milling and reception of raw materials) from July to September to avoid exceeding the strategic inventories (clinker). The cement grinding, receiving (cement additions), packaging and dispatching processes remained active to cover the cement demand. Virrila quarry restarted operations in October.

From January to March 2024, Virrila quarry shipped coquina from its stockpiles to the Piura Plant. The company in charge of loading the material was Peruvian Master S.A. From May to October 2024, Sechura Ingenieria y Contrucción E.I.R.L. was in charge of operations of the quarry. After October 2024 the quarry stopped operations according to the 2024 mining plan. Likewise, the Piura plant stopped its clinker production operations (raw meal milling, coal milling and reception of raw materials) from March to May 2024 and from November to December 2024 was to avoid exceeding the strategic inventories (clinker). The cement grinding, receiving (cement additions), packaging and dispatching processes remained active to cover the cement demand.

During the month of January, operations remained suspended in accordance with the 2025 Mining Plan. From February to December 2025, the Virrila Quarry dispatched coquina material to the Piura Plant, both from the operational area and from existing stockpiles. The company responsible for the material loading activities was Inversiones y Servicios Felicitas S.R.L. Likewise, the Piura plant stopped its clinker production operations (raw meal milling, coal milling and reception of raw materials) January and September to December to avoid exceeding the strategic inventories (clinker). The cement grinding, receiving (cement additions), packaging and dispatching processes remained active to cover the cement demand.

Property encumbrances

Cementos Pacasmayo S.A.A. does not make any payments with respect to encumbrances for the UEA Virrila concessions. The UEA Virrila concessions currently have no outstanding payments with respect to infractions and penalties.

Concessions

The UEA Virrila is a production stage property with estimated mineral reserves.

Geology

The lithostratigraphy of the area consists of Cenozoic sedimentary units, locally formed by Tertiary units and covered by Quaternary deposits; the Tablazo Lobitos and Quaternary deposits of ancient alluvial, lacustrine and Aeolian origin form these units. Table 9 shows the stratigraphic column of the area of the Virrila quarry while Figure 13 shows a geologic section of the geology of the quarry.

Table 9 Stratigraphic Column of the Virrila quarry

Era	System	Symbol	Serie	Stratigraphic Unit
Cenozoic	Quaternary	Qh-e	Holocene	Eolic deposits
		Qp-tt	Pleistocene	Tablazo Talara
	Tertiary	Tm-zi	Miocene	Lower Zapallal Formation

Figure 13 Geological section of the Virrila quarry

Resources and Reserves

Table 10 shows the mineral resources at the Virrila quarry at the end of the 2025 fiscal year.

Table 10 Mineral Resources (exclusive of Reserves) at the end of the 2025 fiscal year based on cement price of S/708.6 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Measured resources	21.8	49.80	0.54	0.62	48.5
Indicated resources	26.8	48.98	1.06	1.18	48.5
Measured + indicated resources	48.6	49.35	0.83	0.93	48.5
Inferred resources	4.4	46.70	2.11	1.54	48.5

The mineral resource estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Table 11 Mineral Reserves at the end of the 2025 fiscal year based on cement price of S/708.6 per ton. Mineral reserve estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Tonnes)	Grades/ qualities (% CaO)	Grades/ qualities (% SO3)	Grades/ qualities (% MgO)	Cut-off grades (% CaO)
Proven reserves	39.9	51.86	0.36	0.71	48.5
Probable reserves	0.9	49.83	0.64	0.84	48.5
Total reserves	40.8	51.82	0.36	0.71	48.5

The mineral reserves estimation considered the expected price of cement. The complete forecast horizon contemplates a total of 30 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at fiscal year-end

Table 12 shows the difference between the mineral resource estimates at the end of 2025 fiscal year and the 2024 fiscal year.

Table 12 Resources for the last two fiscal years expressed in millions of tons.

	Resources as at Dec. 31, 2025	Resources as at Dec. 31, 2024	Discrepancy
Measured Resources	21.8	20.5	The difference is due to the annual consumption of coquina used in the cement plant.
Indicated Resources	26.8	30.2	The difference is due to the annual consumption of coquina used in the cement plant.
Measured + Indicated Resources	48.6	50.7	The difference is due to the annual consumption of coquina used in the cement plant.
Inferred Resources	4.4	4.4	There is no difference in tons.

*	The prices assumed for the Mineral Resources estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) of the Virrila Quarry and Piura plant 20-F 229.601 (Item 601) Exhibit 96.2 filing. All Resources are estimated at cement plant. The updated average price is S/708.6 per ton of cement, average of the 30-year projection, at nominal values.

Table 13 shows the difference between the mineral reserve estimates at the end of the 2025 fiscal year and the 2024 fiscal year.

Table 13 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2025	Reserves as at Dec. 31, 2024	Discrepancy
Proven Reserves	39.9	38.7	The difference is due to the annual consumption of coquina used in the cement plant.
Probable Reserves	0.9	0.6	The difference is due to the annual consumption of coquina used in the cement plant.

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Pacasmayo S.A.A. Technical Report Summary (TRS) Virrila Quarry and Piura Cement Plant 20-F 229.601 (Item 601) Exhibit 96.2 1 filing. All Reserves are estimated at cement plant. The updated average price is S/708.6 per ton of cement, average of the 30-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Virrila quarry in its 20-F filed on April 29, 2025. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Virrila quarry as Exhibit 96.2 of its 20-F filed on April 29, 2025. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.2 of this annual report on Form 20-F to ensure the material assumptions are current. The main reasons for this update are prices, costs and cement demand. Further details are provided in Exhibit 96.2 of that annual report on Form 20-F.

Exploration

Cementos Pacasmayo did not conduct any exploration activity at the Virrila quarry during the 2025 fiscal year.

Tioyacu Individual Disclosure (229.1304)

Property description

Location

The Tioyacu property is located in Elias Soplin Vargas district, Rioja province, San Martin region, Peru at longitude -77.284376° and latitude -5.999057°. It is located 5 km from the cement plant.

The mining rights registered with INGEMMET are as follows Moyobamba 98, Pajonal 2, Rioja 1, Rioja 2, Rioja 3, Rioja 5, Rioja 6, Rioja 7, Rioja 8, Rioja 9, Calizas Tioyacu, Arcillas el Pajonal, Pajonal 3 and Pajonal 4. The area of the mining property is 9,600 hectares.

The mining rights (the mining concession title) are granted by INGEMMET of the Energy and Mines Sector through a Presidential Resolution.

Cementos Selva S.A.C. owns the mining property and it is registered with the name “Unidad Económica Administrativa” (UEA) Rioja as a NON METALLIC mining property.

Rioja cement plant and UEA Rioja are shown in Figure 14 while the locations of the UEA Rioja property and Rioja cement plant are shown in Figures 15 and 16, respectively.

Figure 14 Rioja cement plant and UEA Rioja

Figure 15 UEA Rioja property

Figure 16 Rioja cement plant

Infrastructure

As of December 31, 2025, we understand that the Tioyacu quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuel, access and roads have been installed.

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

The procedure to obtain a mining concession is stipulated in the General Mining Law (DS-014-92-EM) and its Regulation D.L 020-2020-EM.

Cementos Selva S.A.C. is the owner of the mining concession and, is registered under the name Calizas Tioyacu as a NON METALLIC quarry.

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

Figure 17 shows a flowsheet of mining processes at the Tioyacu quarry. Further details of the process are provided in Exhibit 96.3 of this annual report on Form 20-F.

Figure 17 Diagram of mining process of the Tioyacu quarry

The Tioyacu quarry has been operating for 25 years for Cementos Selva S.A.C. The material extracted from the quarry is used to supply the Rioja Cement Plant, which has also been in operation for 25 years. The amount of limestone to be mined is planned annually through the mining plan.

The equipment in operation at the Tioyacu quarry is in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 of this annual report on Form 20-F.

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

Figure 18 shows the flowsheet for raw material processing, as well as clinker and cement production. Further details of the process are provided in Exhibit 96.3 of this annual report on Form 20-F

Figure 18 Rioja plant process block diagram

The equipment in operation at the Rioja plant is in optimal condition to avoid any interruption in cement production. Maintenance and optimization of the equipment is carried out periodically and is supervised by Cementos Selva S.A.C personnel. The equipment is in good condition and operational. Further details of the equipment are provided in Exhibit 96.3 of this annual report on Form 20-F.

Facilities

The total cost of the mining concession, mine development costs, land, buildings and other constructions, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounted to S/122,500,031 as of December 31, 2025.

Tioyacu quarry

The Tioyacu quarry does not have maintenance and administrative facilities because the Cementos Selva S.A.C plant is near the quarry and provides the necessary facilities for quarry operations.

Rioja plant

The Rioja plant has facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement production lines that support cement production and Tioyacu quarry.

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

Geology

The ore deposit contains limestone with a grade suitable for cement production. The limestone is contained within the Condorsinga Formation. This Formation is part of the Pucará Group. Figure 19 shows the stratigraphic column of the area of the Tioyacu quarry while Figure 20 shows the local geology of the quarry.

Figure 19 Rioja plant process block diagram

Figure 20 Geological section of the Tioyacu quarry

246600 E
246850 E
247100 E
247350 E
247600 E
1200
1100
1000
900
800
700
600
500
LEGEND
Limestone
Marly limestone
Magnesian limestone
Marly dolomitic limestone
Dolomitic limestone
Calcareous dolomite
Dolomite
Calcareous marl
Marl
Clay loam
Quarry: Tioyacu
Project: Geological section
Scale: X= 1:5000
Y= 1:5000

Resources and Reserves

Table 14 shows the mineral resources at the Tioyacu quarry at the end of the 2025 fiscal year.

Table 14 Limestone Resources (exclusive of Reserves) at the end of the 2025 fiscal year based on cement price of S/754 per ton. The mineral resource estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Ton)	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO)
Measured resources	25.8	49.52	6.88	0.25	51.00	(1)
Indicated resources	4.8	48.29	7.92	0.26	51.00	(1)
Measured + Indicated resources	30.6	49.33	7.04	0.25	51.00	(1)
Inferred resources	7.2	49.11	1.70	0.11	51.00	(1)

Table 15 Limestone Reserves at the end of the 2025 fiscal year based on cement price of S/754 per ton. The mineral reserve estimates are at the point of delivery to the cement plant (point of reference).

	Amount (Million Ton)	Grades/ qualities (% CaO)	Grades/ qualities (% SiO2)	Grades/ qualities (% K2O)	Cut-off grades (%CaO)
Proven reserves	10.3	51.2	3.21	0.18	51.00
Probable reserves	1.3	49.3	5.40	0.17	51.00
Total reserves	11.6	51.0	3.46	0.18	51.00

The estimation of mineral reserves considered the expected price of cement. The complete forecast horizon contemplates a total of 26 years of projection. Clinker is used for cement production through the addition of other non-metallic minerals.

Reconciliation of Resources and Reserves at the end of the fiscal year

Table 16 shows the difference between the mineral resource estimates at the end of the 2025 fiscal year and the 2024 fiscal year.

Table 16 Resources for the two fiscal years expressed in millions of tons.

	Resources as at Dec. 31, 2025	Resources as at Dec. 31, 2024	Discrepancy
Measured resources	25.8	22.5	Recategorization of inferred resources and restructuring of the model by diamond drilling
Indicated resources	4.8	4.9	Recategorization of inferred resources and restructuring of the model by diamond drilling
Measured + Indicated resources	30.6	27.4	Recategorization of inferred resources and restructuring of the model by diamond drilling
Inferred resources	7.2	9.0	Recategorization of inferred resources and restructuring of the model by diamond drilling

*	The prices assumed for the Mineral Resource estimation in the economic model can be found in the Cementos Selva S.A.C. Technical Report Summary (TRS) of the Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601) Exhibit 96.3. All mineral resources are estimated as quantities at cement plant. The updated average price is S/754 per ton of cement, average of the 26-year projection, at nominal values.

Table 17 Reserves for the last two fiscal years expressed in millions of tons.

	Reserves as at Dec. 31, 2025	Reserves as at Dec. 31, 2024	Discrepancy
Proven reserves	10.3	6.3	Recategorization of probable to proven reserves
Probable reserves	1.3	4.9	Recategorization of probable to proven reserves

*	The prices assumed for the Mineral Reserves estimation in the economic model can be found in the Cementos Selva S.A.C. Technical Report Summary (TRS) of the Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601) Exhibit 96.3. All mineral reserves are estimated as quantities at cement plant. The updated average price is S/754 per ton of cement, average of the 26-year projection, at nominal values.

Cementos Pacasmayo has previously disclosed mineral resources and reserves at the Tioyacu quarry in its 20-F filed on April 29, 2025. Cementos Pacasmayo previously filed a TRS to support its disclosure of mineral resources and reserves at the Tioyacu quarry as Exhibit 96.3 of its 20-F filed on April 29, 2025. Cementos Pacasmayo is updating that TRS with the new TRS filed as Exhibit 96.3 of this annual report on Form 20-F to ensure the material assumptions are current. The main reasons for this update are price, cost and cement demand. Further details are provided in Exhibit 96.3 of that annual report on Form 20-F.

Other Activities

Cementos Selva S.A.C did not conduct any exploration activity at the Tioyacu quarry during the 2025 fiscal year.

Internal Control Disclosure (229.1305)

Internal Controls

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

Insurance

We maintain a comprehensive insurance program to mitigate property and casualty risks. We maintain a comprehensive insurance program Our plants and equipment are covered against customary industry risks, including machinery breakdown, property damage, earthquakes, tremors, underground fires, storm surge, tidal waves, and tsunamis, among others. Coverage also extends to business interruption affecting our cement manufacturing operations. In addition, we carry commercial insurance for workers’ compensation and general liability exposures. We believe that our coverage, limits and deductibles are appropriate for our operations and consistent with those maintained by comparable manufactures in Peru.

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

In August 2018, we joined the GCCA and the GCCA announced the formation of a strategic partnership with the WBCSD to facilitate sustainable development of the cement and concrete sectors and their value chains. As part of a new agreement, the work carried out by the CSI and the GNR database was transferred from the WBCSD to the GCCA on January 1, 2019. In 2023, our CEO, Humberto Reynaldo Nadal was elected board member of the GCCA for the 2024-2026 and was re-elected for the 2026-2028 period.

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

In February 2026, we were selected to be part of The Sustainability Yearbook for the sixth consecutive year. In this edition, we obtained, for the first time, a score within the top 10% of S&P Global’s Corporate Sustainability Assessment (CSA) in the building materials industry. To appear in the Yearbook, companies must score within the top 15% of their industry globally and have a gap of less than 30% from the leader’s Global ESG score.

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

Tecsup.  Tecsup is a leading not-for-profit institute in Peru that provides technical education. It was founded by the family of our controlling shareholder, and we support it by providing financial assistance to promising students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 214  students in various technical fields, some of whom currently work for us and our affiliated companies.

Center for Technological Training. We have three training centers at our facilities where we teach students and adults business and technical skills. Our centers are staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the towns of Tembladera, Pacasmayo and Sechura. In 2025, this program benefited over 1,838  stakeholders.

Abilities Strengthening. This program seeks to provide training to local stakeholders such as grassroots organizations, local entrepreneurs. The objective of the program is to strengthen their skills and knowledge by providing courses and seminars especially designed for that purpose. The program is funded by us and in 2025 benefited 212  stakeholders.

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

Floor Improvement Project. To promote the urban development of our areas of influence, we set out to improve the infrastructure conditions of homes, through the substitution of dirt floors for concrete floors to contribute to the improvement of the quality of life and habitability conditions of the towns surrounding our operations. In 2025, more than 10,000 people joined this initiative and with our support they have managed to build concrete floors in their homes. Likewise, we have contributed 21,250 bags of cement to build a total of 71,000 square meters of concrete floors. This project has motivated the participants to invest financial resources and contribute labor to improve their homes.

Risk Management

Risk Management Description

At Cementos Pacasmayo, we manage risks in a structured manner to address operational, compliance, and information security risks, as well as the traceability of ESG and climate change risks that may influence our long-term objectives. This approach aims to support senior management in decision-making by reducing negative impacts, seizing opportunities, and managing prevention and mitigation plans. In addition, it allows us to promote the continuous improvement of our processes.

Risk Management Process

Our methodology is based on the Australian/New Zealand Standard for Risk Management (AS/NZS 4360) and is aligned with the ISO 31000 Risk Management standard.

1.	Scope, Context, Criteria:

●	Scope: Collaborators who play an active role in decision-making at Cementos Pacasmayo and its subsidiaries participate in the risk management process, including corporate projects.

●	Context: A comprehensive understanding of the external and internal environments in which the organization operates is established, considering them as key elements in the analysis process. To evaluate the external environment, the PESTEL tool is used, covering political, economic, social, technological, ecological, and legal aspects. Likewise, for internal analysis, a detailed evaluation of each process is conducted by the risk manager responsible.

●	Criteria: Risk Appetite: In situations where the assessment determines that the risk level is classified as “Very Low” or “Low,” the organization will assume the risk without taking additional mitigation measures, as it falls within the acceptable risk limits set by the organization.

●	Risk Tolerance: In situations where the assessment determines that the risk level is classified as “Medium,” the organization considers the risk acceptable but may require control or monitoring measures to maintain or reduce the level.

●	Mandatory Treatment: When the risk level is classified as “High” or “Very High,” the process owner must implement stronger controls to mitigate the risk and establish more rigorous monitoring. The objective of these controls is to reduce the risk to at least a “Medium” level, in line with the limits of the company’s risk tolerance.

2.	Risk Assessment:

We conduct risk assessments through our management platform, based on the best practices of the ISO 31000:2018 standard. In addition, we use the BowTie Diagram methodology to identify the risk together and its respective causes, consequences, and controls, which facilitates its analysis and subsequent evaluation.

●	Identification: The objective of risk identification is to recognize events that may occur within the organization and the consequences that could affect the achievement of corporate objectives. In 2025, we manage more than 160 risks, including operational, compliance, and information security risks, through discussions with risk owners and their teams. This process facilitates the exchange of perspectives on potential threats, enabling the identification of their impacts and the definition of the measures required to prevent or mitigate them.

Classification according to:

Type: Operational, Compliance, or Information Security

Group: Paralyzing, Emerging, and others

Sustainability: Environmental, Social, and Governance

●	Analysis: Three key variables are evaluated: impact, probability, and the effectiveness of associated controls. Impact is analyzed from legal, reputational, and economic perspectives, while probability measures the likelihood of a risk occurring and the tendency toward its materialization, both assessed using five levels of evaluation. Control effectiveness is assessed based on their design and implementation. Assigning controls to risks is essential, as it allows the evaluation of the level of reduction in impact and the associated frequency for each risk. We include both qualitative and quantitative analyses to estimate financial impact.

●	Evaluation: The results of the assessment of the three variables associated with each risk allow the determination of the levels of Inherent Risk (IR) and Residual Risk (RR), which are classified into five ranges, from “Very Low” to “Very High.”

3.	Risk Treatment

For each risk, we define treatment plans based on four strategies: accept, share, reduce, or avoid. Controls and mitigation actions are aligned with the defined risk appetite and aim to prevent negative impacts or reduce their likelihood.

In addition, we are advancing in the final testing phase of our Business Continuity Plan, which forms part of our preparation for crises and disruptive events.

4.	Monitoring and Supervision

The dynamic environment in which Pacasmayo, its subsidiaries, and its projects operate, both nationally and globally, requires periodic review and updating of risks and their components. The overall calibration is carried out once a year, while the 28 strategic risks are assessed quarterly. These reviews are conducted through discussions with the owners of each risk and the management team, where risks are identified, analyzed, and the necessary actions for their treatment are determined.

The 2025 results show that 10 strategic risks are aligned with our risk appetite, 13 fall within tolerance levels, and 5 continue to be managed at a High level.

5.	Communication and Consultation

The Risk Management team is responsible for promoting understanding of the process among the responsible areas through the dissemination of information, clarification of questions, and strengthening of knowledge. To this end, it carries out various activities such as in-person and virtual training sessions, discussion forums, and activations across different sites.

6.	Recording and Reporting

At the end of each year, the Risk team presents a detailed report on the activities carried out in relation to risk management within the organization. This document includes Key Risk Indicators (KRIs), risk matrices, the results of the risk management maturity assessment, and the corresponding action plans.

Risk Management Organization

Manager and team responsible for risk management	Risks Management Director and Risk Management Team	Risks committee	Audit Committee	Internal Audit
They are responsible for evaluating and treating risks through preventive and mitigation controls. Risk management coordinates with them to develop and monitor these metrics.	The Risk Management team, led by the Risk Management Director, implements the corporate risk management strategy and assumes responsibility for establishing guidelines for comprehensive risk management by developing policies and procedures and defining the methodology to be followed in accordance with the ISO 31000:2018 guidelines. In addition, it guides risk owners and their teams in managing their risks, promoting an organizational culture focused on prevention.	The Risk Committee, composed of our Chief Executive Officer and the Risk Director, is responsible for overseeing the implementation of our corporate risk management strategy. We meet quarterly to monitor and analyze the 29 strategic risks, classified according to the main management areas: People, Legal, Commercial, Supply Chain, Operations, Construction Solutions, Innovation and Digital Transformation, and Finance, as well as those associated with new products and projects. Through this committee, we submit the risk management plan for review and approval by the Chief Executive Officer, and subsequently present it to the Audit Committee for evaluation. In addition, the committee acts as a coordinating body that ensures the strategic alignment of risk management actions, strengthening the effectiveness of controls and contributing to the achievement of corporate objectives.	The control body, composed of three independent board members, reports directly to the Board. Participants include external and internal auditors, the Compliance Officer, the CFO, and the Risk Manager. This body monitors risk management action plans and improvement initiatives. Additionally, it may suggest actions if it identifies opportunities or threats that could impact the organization.	The Internal Audit area is responsible for overseeing our management processes and, within the framework of Risk Management, conducts annual audits of the process. As part of its responsibilities, it issues a report detailing gaps and opportunities for improvement, validates the effectiveness of existing controls, and monitors the progress of action plans associated with identified risks.

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

In 2025, we enhanced our climate risk management by integrating forward-looking climate scenarios and conducting a more detailed and technically robust assessment of physical risks across our operations and value chain. Through our CLIMATRIX initiative, we transitioned from qualitative assessments to data-driven evidence. We use the S&P Global Climanomics platform to quantify these risks using CMIP6 climate models. This methodology allows us to calculate the modeled average annual loss (MAAL), which translates climate hazards into measurable financial impacts by integrating event probability with the specific vulnerability of our assets. The use of specialized analytical tools strengthened the identification and assessment of these risks, supporting more informed decision-making. All identified climate-related risks are regularly reported to executive and management committees to improve the understanding of the exposure and vulnerability of our assets.

We intend to continue integrating transition risks through scenario analyses aligned with market trends and future regulatory developments, ensuring that climate-related risks remain embedded in our governance and strategic processes.

Emerging Risks

Emerging risks are those that have an impact in the long-term. The risks considered here include all recently identified risks that could have a long-term impact on the company’s business or industry, although in some cases they may have already begun to impact the company’s business.

Risk Description	Potential Impact	Mitigation Actions	Evidence of Mitigation Actions
Economic Risk: Economic impact resulting from the introduction of cement substitute products in the construction industry.	Medium to high: This risk may result in a potential decrease in the demand for traditional cement, affecting revenues and market share. Additionally, it could increase pressure to invest in research and development of competitive alternatives, which would imply higher costs. There is also the possibility of facing stricter regulatory requirements related to sustainability, requiring the adaptation of processes or products to more demanding standards and increasing operational expenses. In a market where sustainability perception is key, the company’s reputation could also be affected if it fails to position itself as an innovative and environmentally responsible player.	Among the controls implemented, we highlight a portfolio of sustainable options, and continuous investment in research through our R&D area. In addition, we carry out constant monitoring of market trends and proactively adapt to environmental regulations. We complement these actions with awareness campaigns and customer education programs to strengthen the preference for cement. At the same time, we optimize costs and design contingency plans that ensure our competitiveness and resilience in response to changes in demand.	● Continuous investment in research and development (R&D) to generate competitive alternatives. ● Development of a portfolio of sustainable solutions.

Environmental Risk: Water resource scarcity affecting operational continuity due to climate change and ecosystem degradation.	Medium to high: Climate change, combined with ecosystem degradation, may reduce water availability in the areas where cement plants operate, generating conflicts over access to this resource among the industry, local communities, and other sectors. This may lead to operational disruptions, higher costs due to the need to secure alternative water sources or implement water-saving technologies, and even regulatory sanctions if environmental regulations are not met. In addition, the reputational impact may be significant, as the perception that a company contributes to water stress in a region can affect its relationship with communities and business partners, putting the long-term sustainability of the business at risk.	Pacasmayo continuously collects rainfall data to assess potential reductions in water resources, complemented by water stress studies conducted by specialized consultants. In addition, the Business Continuity Plan includes maintaining stock of raw materials, finished products, and maintenance materials, as well as operating under a multi-plant scheme to ensure operational continuity. It also provides internal and external accommodation for personnel designated by the organization, establishes agreements with clinics, ensures the availability of satellite phones to maintain reliable communication, and includes tools that enable remote work when necessary.	Business Continuity Plan

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a Peruvian cement company, and the only cement manufacturer serving in the northern region of Peru. With almost 70 years of operating history, we produce, distribute and sell cement and cement-related materials, such as precast products and ready-mix concrete. Our products are primarily used in construction. We also produce and sell quicklime for use in mining operations.

In 2025, our cement sales volume was approximately 3.0 million metric tons, representing an estimated 22.4% share of Peru’s total cement sales that year according to INEI. That same year, we also sold approximately 16 thousand metric tons of quicklime.

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

Factors Affecting our Results of Operations

Revenue Drivers

In 2025, approximately 81.4% of our total cement sales were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 18.6% of our cement was sold in bulk or in shipments of precast products or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the self-construction (auto-construcción) segment and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools, mining and industrial facilities, is typically sold in bulk or in shipments of precast products or ready-mix concrete.

We estimate that sales to the self-construction (auto-construcción) segment accounted for approximately 73.9% of our total cement sales in 2025, 75.4% in 2024 and 76.3% in 2023; private construction projects, both large and small, accounted for approximately 14.0% of our total cement sales in 2025, 15.1% in 2024, and 13.9% in 2023; and public construction projects accounted for the remaining 12.1% in of our total cement sales in 2025, 9.5% in 2024, and 9.8% in 2023. The self-construction segment has proven its resilience in times of crisis. As the Peruvian economy becomes less informal, and there is more stability and confidence from the private sector, private construction projects and infrastructure are expected to become increasingly more important to our business.

Our cement sales are largely driven by residential construction (both self-construction (auto-construcción) and small and large housing developments undertaken by construction companies), which is generally affected by economic conditions in the northern region of Peru. Self-construction (auto-construcción) is particularly affected by levels of disposable household income, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction is more susceptible to the economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have increased by 2.0% in 2025, 3.8% in 2024, and 0.9% in 2023. Our cement volumes, which represented most of the cement sales in the northern region of Peru, grew by 6.4% in 2025, by 3.9% in 2024 and contracted by 7.9% in 2023, in terms of metric tons.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by the level of public and private investment in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments. Since 2020, there has been a significant reduction in activity relating to these projects, due initially to the economic impact of the COVID-19 pandemic, as well as subsequent political uncertainty. Although there was some recovery during 2025, there is still a substantial lag in private investment, which decreased by 1.1% in 2025.

Cost Drivers

We obtain limestone and coquina required to produce clinker and quicklime, as well as sand, clay and pozzolanic materials required to produce cement principally from land where we have concession rights. In addition, we purchase from third parties’ admixtures and certain raw materials that we use in our production process, including gypsum, blast furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third parties for resale through our distribution network along with our cement products. Raw materials accounted for an estimated 26.9% of our cost of production in 2025, 27.8% in 2024 and 29.2% in 2023.

Coal is one of the main raw materials used in our production process, in particular in our kilns. We purchase anthracite coal from nearby coal mines. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Coal accounted for an estimated 17.1% of our costs of production in 2025, 17.8% in 2024 and 22.5% in 2023.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo and Piura facilities with electricity purchased from Electroperú, with which we have a supply agreement expiring in May 2026. Beginning in June 2026, those facilities will be supplied with electricity by Orygen Perú S.A.A. pursuant to a supply agreement through May 2031. Our Rioja facility is powered primarily with electricity from ELOR, with which we have an agreement expiring in December 2029. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 13.8% of our cost of production in 2025, 15.0% in 2024 and 15.3% in 2023. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

The cost of imported clinker as a percentage of our cement production costs was approximately 2.6% in 2025, compared to 5.0% in 2024 and 3.7% in 2023.

Personnel expenses represented 8.6% of our total cost of production in 2025, 6.9% in 2024 and 6.2% in 2023. The increase in 2025 is mainly due to the collective bargaining negotiations with our labor unions, which is negotiated every three years and has a closing bonus during the first year.

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

Mining Royalty Tax

The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses and (ii) 1% of a company’s net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Mining Royalty Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. For additional information, see note 25 to our consolidated financial statements included in this annual report on Form 20-F.

Operating Segments

We have three operating segments: (i) cement, concrete, mortar, pavement and precast, (ii) quicklime and (iii) sales of construction supplies. For additional information on our operating segments, see note 28 to our consolidated financial statements included in this annual report on Form 20-F.

New Accounting Pronouncements

For a description of new interpretations and improvements to IFRS in effect since 2025, see notes 2.3.17 and 4 to our consolidated financial statements included in this annual report on Form 20-F.

Critical Accounting Policies

The following is a discussion of our application of critical accounting policies that require our management to make certain assumptions about matters that are uncertain at the time the accounting estimate is made, where our management could reasonably use different estimates, or where accounting changes may reasonably occur from period to period, and in each case would have a material effect on our financial statements. For additional information, see note 3 to our annual audited consolidated financial statements included in this annual report on Form 20-F.

Determination of Useful Live of Assets for Depreciation and Amortization Purposes

Depreciation of mining concessions and mine development costs are charged to cost of production on a units-of-production basis using proved reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

Buildings and other construction:	Years
Minor facilities related to buildings	Between 10 and 35
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills	Between 24 and 45
Horizontal and vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

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

Rendering of services

In the business segments of cement, concrete, mortar, precast, quicklime and construction supplies, we provide transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Paving services

In the paving business, to satisfy performance obligations over time, we recognize revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, we use the resource method, which states that revenue should be recognized on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labor hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

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

As of December 31, 2025, 2024 and 2023, goodwill related to the acquisition of assets made by our subsidiary Distribuidora Norte Pacasmayo S.R.L. amounted to S/4,459,000. We have assessed the recoverable amount of our goodwill and have determined that there are no indicators of an impairment loss of this asset as of December 31, 2025 and 2024. In 2023, management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in the Pacasmayo plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss. As of December 31, 2025, management had not identified impairment for long-lived assets.

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

Deferred Tax

Deferred tax is determined on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and for the future offset of unused tax credits and carryforward tax losses, provided they are considered recoverable.

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

Deferred tax related to items recognized outside profit or loss are recognized outside the consolidated statement of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Results of Operations

Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024

	For the year ended December 31,
	2025	2024	Variation
	(in millions of S/)		(%)
Sales of goods	2,116.9	1,978.1	7.0%
Cost of sales	(1,310.0)	(1,249.6)	4.8%
Gross profit	806.9	728.5	10.8%
Operating income (expenses):
Administrative expenses	(291.5)	(253.4)	15.0%
Selling and distribution expenses	(92.8)	(81.4)	14.0%
Other operating (expense) income, net	(75.5)	(2.7)	n.m.
Total operating expenses, net	(459.8)	(337.5)	36.2%
Operating profit	347.0	391.0	(11.2)%
Other income (expenses):
Finance income	11.3	6.3	79.4%
Finance costs	(93.0)	(100.3)	(7.3)%
Loss from exchange difference, net	2.6	(0.8)	n.m.
Total other expenses, net	(79.1)	(94.8)	(16.6)%
Profit before income tax	268.0	296.2	(9.5)%
Income tax expense	(113.8)	(97.3)	17.0%
Profit for the year	154.2	198.9	(22.5)%

n.m. = not meaningful.

Sales of Goods

The following table sets forth a breakdown of our sales of goods by segment for 2025 and 2024:

	For the year ended December 31,
	2025		2024
	(in millions of S/)	(in %)	(in millions of S/)	(in %)
Cement, concrete, mortar, pavement and precast	2,064.7	97.5	1,906.8	96.4
Construction supplies	41.7	2.0	56.9	2.9
Other	10.5	0.5	14.4	0.7
Total sales of goods	2,116.9	100.0	1,978.1	100.0

Our total sales of goods increased by 7.0%, or S/138.8 million, to S/2,116.9 million in 2025 from S/1,978.1 million in 2024. This increase was primarily due to the following factors:

●	a 8.3%, or S/157.9 million, increase in sales of cement, concrete, mortar, pavement and precast mainly due to increased sales of bagged cement and for infrastructure projects;

●	a 26.7%, or S/15.2 million, decrease in the sale of construction supplies, mainly due to decreased sales of steel rebars; and

●	a 27.1% or S/3.9 million, decrease in the sale of other material.

The following table sets forth the composition of our sales of cement, concrete, mortar, pavement and precast for 2025 and 2024:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of S/)		(%)
Cement	1,745.2	1,605.5	8.7
Concrete and mortar	254.1	183.6	38.4
Pavement	34.3	87.6	(60.8)
Precast	31.1	30.1	3.3
Total	2,064.7	1,906.8	8.3

Our total sales of cement, concrete, mortar, pavement and precast increased by 8.3%, or S/157.9 million, to S/2,064.7 million in 2025 from S/1,906.8 million in 2024. This increase was primarily due to the following factors:

●	a 8.7%, or S/139.7 million, increase in cement sales revenues in 2025 mainly due to a 7.7% increase in demand, and a 1.0% increase in average pricing;

●	a 38.4%, or S/70.5 million, increase in concrete and mortar sales revenue, mainly due to a 9.1% increase in sales volume of concrete and mortar, as public and private investment demand increased during 2025, as well as a 29.3% increase in the average prices of concrete;

●	a 60.8%, or S/53.3 million, decrease in pavement sales revenue, mainly due to a high comparative basis, as the Piura airport project experienced peak sales during 2024, and significantly decreased during 2025 as it approached its completion.; and

●	a 3.3%, or S/0.9 million, increase in precast revenue, mainly due to a 6.5% increase in volumes as demand from the public sector for reconstruction-related projects increased, partially offset by a 3.2% decrease in the average price of precast products.

Cost of Sales

The following table sets forth a breakdown of our cost of sales by segment for 2025 and 2024:

	For the year ended December 31,
	2025		2024
	(in millions of S/)	(in %)	(in millions of S/)	(in %)
Cement, concrete, mortar, pavement and precast	(1,247.5)	95.2	(1,178.0)	94.3

Construction supplies	(41.0)	3.1	(54.9)	4.4
Other	(21.5)	1.7	(16.7)	1.3
Total cost of sales	(1,310.0)	100.0	(1,249.6)	100.0

Our total cost of sales increased by 4.8%, or S/60.4 million, to S/1,310.0 million in 2025, from S/1,249.6 million in 2024, primarily due to the following factors:

●	a 5.9%, or S/69.5 million, increase in the cost of sales of cement, concrete, mortar, pavement and precast, mainly due to the higher sales volumes.

●	a 25.3%, or S/13.9 million, decrease in the cost of sales of construction supplies, mainly due to lower sales volumes; and

●	a 28.7%, or S/4.8 million, increase in the cost of sales of other materials.

The following table sets forth the composition of our cost of sales of cement, concrete, mortar, pavement and precast for 2025 and 2024:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of S/)		(%)
Cement	(921.0)	(878.1)	4.9
Concrete and mortar	(227.2)	(169.2)	34.3
Pavement	(71.3)	(103.0)	(30.8)
Precast	(28.0)	(27.7)	1.1
Total	(1,247.5)	(1,178.0)	5.9

Our cost of sales represented 61.9% of our sales revenue in 2025, compared to 63.2% in 2024. Our total cost of sales of cement, concrete, mortar, pavement and precast increased by 5.9%, or S/69.4 million, in 2025, primarily due to the following factors:

●	a 4.9%, or S/42.9 million, increase in the cost of sales of cement, mainly due to an increase in volume sold (7.7%), offset by a decrease in production costs ((2.9)%) due to cost optimization, as well as lower costs of raw materials;

●	a 34.3%, or S/58 million, increase in the cost of sales of concrete and mortar mainly due to an increase in volume sold (9.1%), and higher production costs (25.2%);

●	a 30.8%, or S/31.7 million, decrease in the cost of sales of pavement, mainly due to the decrease in sales mentioned above, as a result of the Piura airport project reaching completion during 2025.; and

●	a 1.1% or S/0.3 million, increase in the cost of sales of precast, mainly due to increased sales volume (6.5)% partially offset by a decrease in production cost ((5.4)%).

Gross Profit

The following table sets forth a breakdown of our gross profit and gross profit margin (gross profit as a percentage of net sales) by segment for 2025 and 2024:

	For the year ended December 31,
	2025		2024
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/)%		(in millions of S/)%
Cement, concrete, mortar, pavement and precast	817.2	39.6	728.8	36.8

Construction supplies	0.7	n.m.	2.0	0.1
Other	(11.0)	(0.5)	(2.3)	(0.1)
Total gross profit	806.9	38.1	728.5	36.8

n.m. = not meaningful.

Total gross profit increased by 10.8%, or S/78.4 million, to S/806.9 million in 2025, from S/728.5 million in 2024, mainly due to operational efficiencies and lower cost of raw materials. Our gross profit margin for 2025 was 38.1%, 1.3 percentage points higher than in 2024.

The following table sets forth a breakdown of our gross profit and gross profit margin for the cement, concrete, pavement and mortar and precast segment for 2025 and 2024:

	Year ended December 31,
	2025		2024
					Gross
		Gross		Gross	profit
	Gross	profit	Gross	profit	margin
	profit	margin	profit	margin	variation
	(in millions of S/)	(%)	(in millions of S/)	(%)	(in percentage points)
Cement	824.2	39.9	727.4	38.1.	1.8
Concrete and mortar	26.9	1.3	14.4	0.8	0.5
Pavement	(37.0)	(1.8)	(15.4)	(0.8)	(1.0)
Precast	3.1	0.2	2.4	0.1	0.1
Total gross profit	817.2	39.6	728.8	38.2	1.4

Gross profit margin for cement, concrete, pavement, mortar, and precast segment increased by 1.4 percentage points in 2025 compared to 2024. This increase was due mainly to an increase in cement margin (1.8 percentage points) mainly due to cost efficiencies because of lower use of imported clinker, lower costs of raw materials, as well as higher average prices. This increase was partially offset by lower margins in concrete and pavement.

Operating Income (Expenses)

Our operating expenses primarily reflect administrative and selling and distribution expenses. In 2025, our operating expenses increased by S/122.3 million to S/459.8 million from S/337.5 million in 2024, mainly due to the collective bargaining negotiations with our labor unions, which is negotiated every three years and has a closing bonus during the first year.

Administrative Expenses

The following table sets forth the composition of our administrative expenses for 2025 and 2024:

	Year ended December 31,
	2025	2024
	(in millions of S/)
Personnel expenses	165.0	136.8
Third-party services	81.8	74.1
Board of directors compensation	5.4	6.0
Depreciation and amortization	17.5	17.1
Other	21.8	19.4
Total	291.5	253.4

Our administrative expenses increased by 15.0%, or S/38.1 million, to S/291.5 million in 2025 from S/253.4 million in 2024. Personnel expenses increased by S/28.2 million because of higher personnel expenses driven by the collective bargaining negotiations with our labor unions, which is negotiated every three years and has a closing bonus during the first year.

Administrative expenses related to the cement, concrete, mortar, pavement and precast segment accounted for approximately 97.9% of total administrative expenses for 2025 remaining in line with 2024. Administrative expenses related to the construction supplies and other segments accounted for approximately 1.1% and 1.0%, respectively, of total administrative expenses for 2025 remaining in line with 2024.

Selling and Distribution Expenses

The following table sets forth the components of our selling and distribution expenses for 2025 and 2024:

	Year ended December 31,
	2025	2024
	(in millions of S/)
Personnel expenses	49.0	43.7
Advertising and promotion expenses	15.6	9.1
Third party services	16.3	15.0
Information technology related services	2.4	4.7
Depreciation and amortization	5.7	6.0
Other	3.8	2.9
Total	92.8	81.4

Our total selling and distribution expenses increased by 14.0%, or S/11.4 million, to S/92.8 million in 2025 from S/81.4 million in 2024, primarily due to increased advertising and promotion expenses during the first nine months of the year, as well as the previously mentioned union bonus.

Selling and distribution expenses related to the cement, concrete, mortar, pavement and precast segment represented approximately 97.9% of total selling and distribution expenses for 2025 remaining in line with 2024. Selling and distribution expenses related to construction supplies and other segments represented approximately 1.1% and 1.0% respectively, of total selling and distribution expenses for 2025 remaining in line with 2024.

Other Operating Expenses

Our other operating expenses increased S/72.8 million, to S/75.5 million in 2025 from S/2.7 million in 2024, mainly due to higher one-off expenses associated with the indirect acquisition of the company by Holcim.

Total Expenses, Net

Our total expenses decreased by S/15.7 million, from S/94.8 million to S/79.1 million, mainly due to decreased financial costs resulting from lower financial obligations, as we amortized the principal of our debt in 2025.

Income Tax Expense

Our income tax expense increased by 17.0%, or S/16.5 million, to S/113.8 million for 2025 from S/97.3 million for 2024, mainly due to an increase in profit before income tax. Our effective tax rate for 2025 was 42.5% and was 33.0% in 2024.

Profit for the Year

As a result of the foregoing, our profit for 2025 decreased by 22.5%, or S/44.7 million, from S/154.2 million for 2025 to S/198.9 million for 2024, mainly due to higher expenses associated with the indirect acquisition of the company by Holcim.

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

For a discussion of our results of operations for the years ended December 31, 2024, and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 29, 2025.

B.	Liquidity and Capital Resources

Capital Expenditures

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

Cash Flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023
	(in millions of S/)
Net cash flows from operating activities	360.6	321.1	412.3
Net cash flows used in investing activities	(115.4)	(76.6)	(289.4)
Net cash flows used in financing activities	(264.4)	(261.3)	(115.4)
Increase (decrease) in cash	(19.2)	(16.8)	7.5

Cash Flows from Operating Activities

Net cash flows from operating activities increased by 12.3% or S/39.5 million, to S/360.6 million in 2025 from S/321.1 million in 2024, mainly due to the decrease in inventories, net of higher payments related to income tax.

Net cash flows from operating activities decreased by 22.1% or S/91.2 million, to S/321.1 million in 2024 from S/412.3 million in 2023, mainly due to less use of stock of inventories during 2024 compared to 2023 and increase of accounts receivable due to consortium in 2024.

Cash Flows used in Investing Activities

Net cash flows used in investing activities were S/115.4 million for 2025, as compared to S/76.6 million for 2024, and were primarily related to the investment activities that were high in fiscal year 2025, due to increased purchases of property, plant, and equipment.

Net cash flows used in investing activities were S/76.6 million for 2024, as compared to S/289.4 million for 2023, and were primarily related to the investment activities that were high in fiscal year 2023, due to the construction of the Clinker Line Optimization Project - Kiln 4 in the city of Pacasmayo.

Cash Flows used in Financing Activities

Net cash flows used in financing activities were S/264.4 million for 2025, as compared to S/261.3 million for 2024 and were primarily due to higher loan payments.

Net cash flows used in financing activities were S/261.3 million for 2024, as compared to S/115.4 million for 2023 and were primarily due to the increase in financing activities, corresponding mainly to higher loan repayments. Net of cash flow from settlement of derivative financial instruments.

Off-balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

Indebtedness

On February 8, 2023, we repaid in full at scheduled maturity the outstanding US$131,612,000 aggregate principal amount of our 4.50% Senior Notes due 2023 using proceeds from our “club deal” credit line described below, and we also settled the US$132,000,000 in related derivative financial instruments.

As of December 31, 2025, the Company’s total outstanding debt, as shown in the financial statements, reached S/1,412.2 million (US$ 419.3 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2021.

As of December 31, 2025	Amount	Interest Rate	Maturity Date
	(in millions of S/)	(in %)
Mid-term promissory notes:
Banco GNB Perú	19.0	5.00%	January 8, 2026
Interbank	57.0	5.07%	January 8, 2026
Interbank	38.0	4.92%	February 15, 2026
Scotiabank	37.2	4.70%	March 5, 2026
Banco de Crédito del Perú	36.0	4.82%	May 22, 2026
Banco de Crédito del Perú	38.0	4.72%	November 12, 2026
BBVA Perú	38.0	4.64%	November 24, 2026
Banco de Crédito del Perú	38.0	4.58%	November 26, 2026
Banco de Crédito del Perú	76.0	4.53%	November 30, 2026
Club deal:
Banco de Crédito del Perú	232.8	5.82%	December 1, 2028
Scotiabank	232.8	5.82%	December 1, 2028
Senior Notes due:
2029	259.8	6.69%	February 1, 2029
2034	309.6	6.84%	February 1, 2034

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

Medium-term “Club Deal” Corporate Loan. On August 6, 2021, we entered into a medium-term corporate loan in a “Club Deal” format with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 we used the proceeds for the payment of all of the Company’s financial obligations that the Company maintains with a maturity of February 2023 or earlier. The loan includes a grace / availability period of 18 months from August 6, 2021 and a payment term of seven years from the last disbursement in February 2023. The loan will be paid in 22 equal quarterly installments and has an annual interest of 5.82%.

Under this loan, the Company must comply with the following financial covenants:

a.	maintain a debt ratio (Financial Debt / EBITDA) <= 3.50;

b.	maintain a debt service coverage ratio (FCSD / SD) >=1.15; and

c.	maintain a debt service coverage ratio (EBITDA / SD) >= 1.50.

In addition, the Company is required to comply with certain customary restrictive and affirmative covenants. As of December 31, 2025 and 2024, the Company was in compliance with the ratios and other obligations contained in the Club Deal.

Short-term loans. As of December 31, 2025, we had obtained nine loans, each in the amount of S/377,200,000, four with Banco de Crédito del Perú S.A., two with Interbank, one with Banco GNB Perú, one with Scotiabank and one with BBVA Perú and for working capital. Each of these loans has a medium-term maturity and accrues interest at an effective annual rate of between 4.53 and 5.07 percent.

During 2025, the net gain generated by the exchange difference was approximately S/2,619,000 and, during 2024, the net loss from exchange difference amounted to S/836,000. These results are presented in the caption “Gain(loss) from exchange difference, net” of the consolidated statement of profit and loss.

Capital Expenditures

We expect to spend approximately S/100 million per year over the next three years on recurring capital expenditures necessary to operate our plants and equipment. The table below sets forth our total capital expenditures incurred in 2025, 2024 and 2023.

	For the year ended December 31,
	2025	2024	2023
	(in millions of S/)
Pacasmayo plant projects	45.1	30.1	251.1
Concrete and aggregates equipment	62.9	37.0	18.2
Rioja plant projects	4.7	6.6	9.4
Piura plant projects	29.1	15.8	17.6
Other investing activities	2.5	7.4	3.0
Total	144.3	96.9	299.3

C.	Research and Development, Patents and Licenses, Etc.

Since 2016, Pacasmayo has undertaken a structured innovation and digital transformation process aimed at improving how the Company operates, adapts to uncertainty, and develops new capabilities. Over time, this has enabled the Company to expand innovation initiatives across different areas while progressively decentralizing their execution.

As part of this evolution, Pacasmayo has expanded its focus from cement production to construction solutions, and increasingly toward a broader understanding of the end user: the inhabitant. This shift reflects the need to address not only material performance but also the conditions under which housing is built, improved and used.

In addition to strengthening its product research capabilities, the Company has incorporated a complementary focus on understanding the behaviors and needs of key participants in the construction ecosystem including self-builders, construction workers, transporters and households. This approach supports the identification of new opportunities aligned with how construction takes place in its markets.

In 2024, Pacasmayo opened a research and development laboratory focused on optimizing cement performance across different applications. This facility strengthens the Company’s technical capabilities and reinforces its commitment to quality and continuous improvement.

Also in 2024, the Company consolidated its innovation model by placing the inhabitant at the center of its approach, structuring its efforts around iterative cycles of exploration, testing, execution, and learning. As a result, Pacasmayo defined initial strategic diversification pathways focused on the inhabitant and the broader self-construction ecosystem, including financing solutions, real estate and productive housing, home improvement, and new construction materials. These areas expand the Company’s scope beyond traditional products while addressing key gaps in housing development.

In 2025, Pacasmayo formalized its strategic foresight capabilities, including scenario analysis, executive engagement, and the development of trend-based insights. These capabilities support long-term decision-making and strengthen the Company’s ability to anticipate and shape future opportunities.

Furthermore, the Company continues to attract and develop talent aligned with its innovation efforts. This talent brings complementary capabilities and profiles that differ from traditional roles within the organization, including disciplines such as industrial design, architecture, engineering, business, journalism and anthropology. This multidisciplinary approach enables the Company to understand problems from multiple perspectives and develop solutions that connect user needs, technological possibilities and business logic. The combination of these capabilities with the Company’s existing expertise allows Pacasmayo to expand its innovation capacity and achieve outcomes beyond the sum of both.

D.	Trend Information

Cement Market

The Peruvian Cement Market

Peru’s cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima’s metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during 2025.

Geographic Breakdown

Northern Region (thousands of metric tons)
Plant	% share	2025	2024	2023	2022	2021
Pacasmayo Group	22.4	3,049	2,835	2,951	3,437	3,626
Imports	-	-	-	-	2	40
Total	22.4	3,049	2,835	2,951	3,439	3,666

Central Region (thousands of metric tons)
Plant	% share	2025	2024	2023	2022	2021
UNACEM	41.2	5,597	5,462	5,617	6,297	5,838
Caliza Inca	7.0	947	751	585	515	492
Imports	2.6	352	206	145	202	691
Total	50.8	6,896	6,419	6,347	7,014	7,021

Southern Region (thousands of metric tons)
Plant	% share	2025	2024	2023	2022	2021
Grupo Yura	19.4	2,636	2,535	2,581	3,047	2,904
Imports	1.6	223	68	65	67	150
Total	21.0	2,859	2,603	2,646	3,114	3,054
Other	5.8	790	562	423	427	877
Total All Regions	100.00	13,594	12,419	12,367	13,994	14,618

Sources: ASOCEM, INEI, ADUANET (SUNAT).

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to face a significant housing deficit, with 10.1% of households nationwide affected in 2024, according to the INEI. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, resulted in the creation of higher paying jobs, which ultimately resulted in the expansion of the housing market. However, the COVID-19 pandemic took a toll on it and, in 2020, poverty levels increased 9.9 percentage points. According to the latest available data, the poverty rate in 2024 decreased by 1.4 percentage points to 27.6%, compared to 29.0% in 2023.

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

Distribution and Logistics

The Peruvian cement market is geographically segmented into three distinct regions, defined primarily by the location of established production facilities and the logistical challenges of cement transportation. We are the leading producer in the Northern Region, while UNACEM and Yura dominate the Central and Southern regions, respectively. Due to high transportation costs and the specialized equipment required for cement storage, a plant’s proximity to its distribution network is a critical factor in maintaining operational efficiency and market share.

On March 30, 2026, as reported to us by our shareholder Inversiones ASPI S.A., Holcim has acquired 99.99% of the shares representing the capital stock of Inversiones ASPI S.A., which in turn is the holder of 50.01% of the capital stock of Cementos Pacasmayo S.A.A. For further information, see “Item 3. Key Information―D. Risk Factors―Risks Relating to our Business and Industry―A change of control of our company occurred in the second quarter of 2026, which could lead to significant shifts in our strategy, management, and corporate governance.

Strategic Acquisition by Holcim Ltd and Change of Control

The competitive landscape in Peru has recently undergone a significant transformation driven by the entry and expansion of Holcim Ltd, a global leader in innovative and sustainable building solutions. Holcim’s entry into the Peruvian market began in August 2024 with the acquisitions of Comacsa (an aggregates and white cement producer) and Mixercon S.A. (a concrete and grinding company based in Lima). This expansion continued in March 2025 with the acquisition of Compañía Minera Luren and its subsidiaries.

This consolidation culminated in a fundamental change in our corporate ownership. Following an agreement signed in December 2025, our majority shareholder, Inversiones ASPI S.A., informed us that on March 30, 2026, Holcim acquired 99.99% of the capital stock of Inversiones ASPI S.A. As a result of this transaction, Holcim now indirectly holds 50.01% of the capital stock of Cementos Pacasmayo S.A.A. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Operations and Logistics

In the Peruvian market, cement is primarily sold in 42.5 kilogram bags (standardized to approximately 94 pounds), catering to the significant “self-construction” segment of the market, though we also provide bulk sales to meet the needs of large-scale infrastructure and industrial projects.

Strategic location remains our primary competitive advantage. Our facilities in northern Peru allow us to minimize the time and resources required to reach our network of independent distributors and third-party merchants. By optimizing our logistics and distribution chain, we believe we maintain high barriers to entry and ensure consistent service levels across our regional footprint.

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

Competitive Dynamics

●	The Peruvian cement market is primarily split into three geographic regions. This regional segmentation is largely a result of the logistical complexities and high transportation costs associated with cement distribution. Following the change of control of our Company in March 2026, the competitive landscape is now characterized by the following participants:

●	The Holcim Group (Northern and Central Peru): Following its acquisition of a controlling interest in Cementos Pacasmayo in early 2026, Holcim has established its presence in the Northern Region (through Cementos Pacasmayo and Cementos Selva). Holcim also maintains a presence in the Central Region through its other business units: Mixercon (concrete and grinding), Comacsa (white cement and aggregates), and Minera Luren Lacasa (lime and precast products)

●	UNACEM, which principally serves the Central Region;

●	Cementos Yura which primarily serve the Southern Region;

●	Caliza Cemento Inca, located in Cajamarquilla, Lima which principally serves the Central Region; and

●	In addition to domestic production, the market faces competition from cement importers that primarily supply the Lima area and, increasingly, coastal provinces. Notably, the start of operations at the Chancay Port has introduced new logistical dynamics, potentially facilitating the entry of cement imports.

According to recent industry data from ASOCEM, imports grew in early 2026, intensifying competition in coastal markets where transportation costs for domestic players are less of a barrier.

Sector Characteristics

The competitiveness of cement companies in Peru continues to be driven by:

●	Cost Structure Optimization: Success is highly dependent on managing the costs of energy, fuel (particularly coal and petcoke), raw materials, and regional logistics.

●	Regional Dominance: Competition remains largely confined to geographic distribution zones due to the “high-volume, low-value” nature of the product.

●	Market Drivers: There remains a high correlation between cement demand and “auto-construcción” (self-construction), which represents a significant portion of the market, as well as public infrastructure and private mining investments.

●	Fragmented Consumer Base: The market is characterized by a vast network of small-scale retail consumers, requiring extensive and efficient distribution through hardware stores (ferreterías) and franchise networks like our DINO network.

E.	Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. For more information on our critical accounting estimates, see note 3 to our consolidated financial statements included in this annual report on Form 20-F.

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

Our Board of Directors consists of seven members elected for three-year renewable terms. While the current Board was elected at the Annual Mandatory Shareholders’ Meeting on March 24, 2026, its composition changed shortly thereafter following the completion of the change of control. Specifically, on March 30, 2026, Mr. Eduardo Hochschild and Ms. Ana Sofia Hochschild resigned from their positions and were replaced by Mr. Simon Kronenberg and Mr. Santiago Ojea. Pursuant to our bylaws, the Board must elect a Chairman and Vice Chairman from among its members during the first session held after an election of directors. This session was held on March 30, 2026 and Mr. Humberto Nadal was appointed Chairman and Mr. Raimundo Morales as Vice Chairman. For further information on our change of control, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

The board of directors typically meets in regularly scheduled quarterly meetings and when called by the chairman of the board or a person representing the chairman. Resolutions must be adopted by a majority of the directors present at the meeting and the chairman is entitled to cast the deciding vote in the event of a tie.

Duties and Liabilities of Directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to a corporation, shareholders and third parties for any damages caused by abuse of power, fraud, willful misconduct or gross negligence. In addition, pursuant to Article 3 of Law No. 29720, as of June 26, 2011, directors of companies listed on the Lima Stock Exchange are also strictly liable for any damages caused as a result of any transactions in which they were involved and which resulted in damages or other losses to the corporation. A director cannot be found liable if the director expressed disagreement at the time the vote was cast or upon learning of such a transaction and if there is a record expressing such opposition.

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

Neither our by-laws nor Peruvian Corporate Law contain age limit requirements for the retirement or non-retirement of directors.

Board of Directors

The following sets forth our directors and their respective positions as of December 31, 2025.

Name	Position	Year of Birth
Eduardo Hochschild Beeck*	Chairman of the Board	1963
José Raimundo Morales Dasso*	Vice Chairman of the Board	1946
Ana María Botella Serrano	Independent Director	1953
Esteban Chong León	Independent Director	1958
Ana Sofía Hochschild Correa*	Director	1998
Venkat Krishnamurthy	Independent Director	1971
Humberto Reynaldo Nadal Del Carpio*	Director, Chief Executive Officer	1964

*	Subsequent to December 31, 2025, and effective March 30, 2026, Mr. Eduardo Hochschild Beeck and Ms. Ana Sofia Hochschild Correa resigned as Directors. Effective the same date, Mr. Simon Rolf Kronenberg(Position: Director) and Mr. Santiago Maria Ojea Quintana (Position: Director) were appointed as Directors to replace them. On the same date, Mr. Humberto Reynaldo Nadal del Carpio was appointed Chairman of the Board, and Mr. Jose Raimundo Morales Dasso was appointed Vice Chairman of the Board

The following sets forth selected biographical information for each of the members of our board of directors. The average tenure of board members is 11.71 years. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

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

Esteban Chong León. Mr. Chong has been a Director since March 24, 2023. Mr. Chong holds a Bachelor’s degree in Accounting from Universidad del Pacífico and a Master’s in Business Administration from the University of Pittsburgh (United States). He holds a diploma in International Financial Reporting Standards from The Association of Chartered Certified Accountants (United Kingdom) and in Corporate Governance of Board of Directors from Northwestern University – Kellogg School of Management (United States). He is Head Professor, at the Universidad del Pacífico. He is a retired partner at PricewaterhouseCoopers Peru with more than 36 years of professional experience, 20 of them as a partner. He held various positions at PricewaterhouseCoopers including Territory Senior Partner for Peru and Bolivia, Head of Assurance for Peru, partner in charge of Risk Management, Member of the Regional Executive Committee and Representative to the Regional Board (Theater Oversight Board), where he was Chairman of the Admissions Committee. He is currently a Director of Inmobiliaria Los Alerces, KR Comercial and KR Proyectos and is a member of the Board of Trustees of the International Potato Center (CIP).

Ana Sofia Hochschild Correa. Ms. Hochschild has been a Director since March 24, 2023. She holds a bachelor’s degree in Psychology from IE University in Madrid, with a special focus on organizational psychology and knowledge in digital transformation. She is a graduate of the Master’s Degree in Educational Leadership, Organizations, and Entrepreneurship at Harvard University, and has experience at companies such as Sony, Ernst & Young, and XR Ventures. She currently serves as Director of Voxel School and leads various initiatives focused on the education sector. Ms. Hochschild is Eduardo Hochschild’s daughter.

Venkat Krishnamurthy. Mr. Krishnamurthy has been a Director since July 9, 2020. He holds a Bachelor of Science from the Indian Institute of Technology in Kanpur, where he received the Presidential Gold Medal and a PhD in Computer Science from Stanford University. Mr. Krishnamurthy is a serial entrepreneur, who has created disruptive business and technology breakthroughs in Computer Graphics, Enterprise Software, Social Networks, Internet Marketing, IOT, CAD, Laser Scanning, Manufacturing, Metrology, Orthodontics, EAS/Security and Supply Chain. He is currently co-founder at Alignable, North America’s largest network for small and medium businesses and Gita Krishnamurthy Vidyalaya, a free school for under-privileged children in South India, as well as board member at privately held internet travel business Grand Circle Corporation. He is an Academy Award winner for Technical Achievement (2001) for pioneering inventions in the area of animation-ready higher order (polynomial) surface reconstruction from 3-D scanners. Previously, he co-founded Invisalign, Paraform/Metris, now Nikon Metrology, CTO at OATSystems, now Checkpoint’s RFID/IOT division and Instructor at MIT Professional Education on Radical Innovation. For his achievements, Mr. Krishnamurthy was awarded the Distinguished Alumnus Award from IIT Kanpur in 2024.

Humberto Reynaldo Nadal Del Carpio. Mr. Nadal joined the Company as Corporate Development Manager in June 2007, has been a Director since March 2008 and CEO since April 2011. He is currently Vice Chairman of Ferreycorp S.A.A. and Ferreyros S.A. since August 2020, and independent member of the Board of Directors of Ferreycorp S.A.A. and Ferreyros S.A. since March 2017 and a Director of HCIG S.A. since 2024. He is also CEO and Vice Chairman of Inversiones ASPI, the controlling shareholder of Cementos Pacasmayo. In addition, he is CEO and a director of Fosfatos del Pacífico and FOSSAL, a director of the Asociación de Productores de Cemento (ASOCEM), and former chairman and current member of the Board of Trustees of Universidad del Pacífico. He is a director of the GCCA, a global association that brings together most of the world’s cement producing companies. He is director of FICEM, an association of cement producers in Latin America that comprises 80% of the companies in the region. He is a member of the Advisory Board of the Faculty of Humanities, Arts and Social Sciences of the Universidad de Ingeniería y Tecnología (UTEC). Previously, he was Chairman of the Board of Directors of Fondo Mi Vivienda. Member of the G-50 group. He is an economist graduated from Universidad del Pacífico and has an MBA from Georgetown University.

Simon Rolf Kronenberg. Mr. Kronenberg was appointed as Board member effective March 30, 2026. Mr. Kronenberg was born in Switzerland in 1980. He holds a Master’s degree in Business Administration from the University of St. Gallen (HSG) and has completed executive education programs at IMD in Lausanne, INSEAD and HEC Paris. He has served as Region Head of Holcim Group for Latin America since March 2026. Previously, in April 2024, he was appointed Region Head for Central and Eastern Europe. Prior to that, he held the positions of Chief Executive Officer of Holcim Switzerland, Italy, Southern Germany and Upper Rhine, and Commercial Director of Holcim Switzerland, Italy and Spain. Mr. Kronenberg was born in 1980.

Santiago Maria Ojea Quintana. Mr. Ojea serves as Strategy and Mergers and Acquisitions Director for Latin America at Holcim. With more than 20 years of professional experience across various industries, Mr. Ojea joined Holcim Argentina in 2016 as Legal and Compliance Director, and in 2021 he was appointed Regional Legal and Compliance Director for Latin America. During his tenure, he has promoted a culture of integrity and regulatory compliance, while also leading the design and execution of legal strategy in high-profile matters. He has also actively contributed to Holcim’s regional growth strategy, including the company’s expansion in Guatemala and its entry into the Peruvian market. Mr. Ojea holds a Master’s degree in Business Law from the Pontifical Catholic University of Argentina and a Master’s degree in International Law from the SMU Dedman School of Law. He currently serves as Chairman of the Board of Holcim Argentina and as a member of the Board of Directors of Holcim Ecuador. Mr. Ojea was born in 1951.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning our executive officers and their respective positions as of December 31, 2025:

Name	Position	Year of Birth	Year of Appointment
Humberto Reynaldo Nadal Del Carpio	Chief Executive Officer	1964	2008
Diego Arispe Silva	Director of People and Community Relations	1981	2021
Aldo Bertoli Estrella	Commercial Director	1969	2016
Ibrahim Chahuan Riveros	Building Solutions Director	1988	2021
Ely Adriana Hayashi Hirahoka(1)	Chief Financial Officer	1982	2021
Diego Reyes Pazos	Supply Chain and Risks Management Director/Compliance Officer	1977	2013
Inés Roggero Cilloniz	Innovation and Digital Transformation Director	1981	2022
Julio Oropeza Reyes	Director of Operations	1978	2022
Gabriela Dañino Sinclair(2)	Legal Director/General Counsel	1982	2025

(1)	On April 1, 2025, Ms. Hayashi took over as our Chief Financial Officer, following Mr. Manuel Bartolomé Ferreyros Peña decision to retire, effective as of March 31, 2025, as part of an orderly succession plan.
(2)	On December 4, 2025, Ms. Dañino took over as our Legal Vice – President/General Counsel, following Mr. Jorge Javier Durand Planas decision to retire, effective as of December 3, 2025, as part of an orderly succession plan.

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio. See the information set forth under “―Board of Directors

Diego Arispe Silva. Mr. Arispe has been the Director of People and Community Relations since 2025. He previously served as Corporate Social Responsibility Managing Director since June 2019 and as Corporate Social Responsibility Officer since January 2022. He holds a law degree from the Pontificia Universidad Católica del Perú (PUCP) and an MBA from Columbia Business School (United States). He has worked in the company for more than 15 years, having held various positions in the areas of Human Management, Social Responsibility, and Legal, and was part of the team in charge of the implementation of our cement plant in Piura, as Project Controller.

Aldo Bertoli Estrella. Mr. Bertoli has been the Commercial Director since May 2025 and previously served as Commercial Managing Director since 2016. He holds a degree in Business Administration from the Universidad del Pacífico and a master’s degree in Business Administration from the Universidad de Piura. Before joining our company, Mr. Bertoli worked for five years as Peru-Ecuador-Bolivia Sales Manager at Pepsico Inc. Previously, he spent 12 years at Procter & Gamble in various commercial positions, including four years in Bolivia as Country Manager.

Ibrahim Chahuan Riveros. Mr. Chahuan has been Building Solutions Director since 2025 and previously served as Building Solutions Managing Director since 2022. He holds a bachelor’s degree in Business Administration from Universidad del Pacífico and an Executive MBA from Northwestern University - Kellogg School of Management. Mr. Chahuan has 11 years of experience with Cementos Pacasmayo, having held various positions mainly in the marketing, finance and operations area. He participated in key corporate finance projects for the Company’s development, including the issuance of US$300 million in bonds, and for nearly seven years has been responsible for driving and developing the Company’s building solutions.

Ely Adriana Hayashi Hirahoka. Ms. Hayashi was Finance and Cybersecurity Director since 2025 and  previously served as Finance Managing Director since 2022. She is currently the Company’s CFO. She is a member of the Board of Directors of Fosfatos del Pacífico S.A. and FOSSAL S.A.A. since April 2025. She holds a Bachelor’s degree in Business Administration from Universidad del Pacífico and a Master’s degree in Business Administration (MBA) from IE Business School in Madrid, Spain. Ms. Hayashi joined Cementos Pacasmayo in 2006 and has held various positions in operational and financial areas throughout her nearly 20 years with the company.

Diego Reyes Pazos. Mr. Reyes serves as Supply Chain and Risk Director and Compliance Officer since 2025. He previously served as Supply Chain Manager since 2013 and, in subsequent years, also assumed responsibility for Administration and Risk Management. He has solid experience in supply chain, project development, system/process design and implementation, and financial analysis. He holds a bachelor’s degree in Business Administration from the Universidad de Lima and a master’s degree in Business Administration from the Universidad de Piura. Before joining Cementos Pacasmayo, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as senior business process expert for Latin America at SAB Miller, Project Manager in the Supply Chain Vice-Presidency at UCP Backus & Johnston, among others.

Inés Roggero Cilloniz. Mrs. Roggero has been the Innovation and Digital Transformation Director since June 2025 and previously served as Innovation and Digital Transformation Managing Director since 2022. In 2023, she was assigned the leadership of the Data and Analytics tribe. Before joining Cementos Pacasmayo, she was the Corporate Innovation Manager at Alicorp, where she was in charge of identifying process improvement initiatives, new analog and digital products. In addition, Mrs. Roggero has more than 17 years of experience in mass marketing in companies such as Johnson & Johnson and Coca-Cola company. During this time, she won more than 10 marketing awards and successfully launched more than 10 new products on the market. She holds a Master’s degree in Design Management from IED Barcelona.

Julio Oropeza Reyes. Mr. Oropeza has been Director of Operations since 2025 and previously served as Cement Operations Managing Director since November 2022. He is also in charge of the company’s Climate Change and R&D Committees. He has 24 years of experience in the cement industry, holding different positions and functions in Venezuela, Ecuador, Chile, Argentina and Peru. His areas of expertise include: production, process optimization, quality control, KPI and cost optimization, high performance team building, environmental management, safety, innovation, project development and plant management. He holds a degree in Chemical Engineering from Universidad Nacional Experimental Francisco de Miranda (Venezuela, 2002), certified as Process Engineer (Holcim, 2012) and an MBA in Integrated Management System: Quality, Environment and Safety from Universidad de Viña del Mar (Chile, 2015).

Gabriela Dañino Sinclair. Mrs. Daniño has served as General Counsel since 2025. She holds a law degree from the Pontificia Universidad Católica del Peru and a Master of Laws degree from Harvard Law School in the United States. Throughout her career, she has worked at renowned law firms such as Skadden, Arps, Slate, Meagher & Flom LLP in New York, and built a solid track record as an attorney at Miranda & Amado Abogados. Her expertise focuses on financial, corporate, commercial, and civil law, having advised national and international companies across various industries. At Cementos Pacasmayo, she leads the organization’s legal strategy, fostering a culture committed to ethics, integrity, and sustainability, aligned with the company’s values.

B.	Compensation

For the year ended December 31, 2025, the total short-term compensation amounted to S/29,493,000 (compared to S/27,704,000 in 2024 and to S/28,922,000 in 2023) and the total long-term compensations expense amounted to S/4,925,000 (compared to S/7,167,000 in 2024 and to S/7,632,000 in 2023), and there were no post-employment or contract termination benefits or share-based payments.

Likewise, the expenses associated with Holcim’s acquisition presented in note 21 to our Consolidated Financial Statements, included in this annual report on Form 20-F, correspond primarily to bonuses awarded to key management (See ―Components of Executive Compensation).

Since 2011, we have paid each of our board members a yearly compensation of US$200,000 (US$400,000 in the case of our Chairman). In addition, compensation paid to certain of our board members for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our board members for serving on our board. Our 2025 board member compensation was approved at our annual shareholders’ meeting.

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

Our compensation plan has been designed to compensate our executives through a combination of base salary, a cash bonus incentive and other benefits that we believe are fair and equitable to us and our shareholders and competitive in the market. We believe that the combination of salary, cash bonus incentive and other benefits help distinguish us from other companies in the cement industry in Peru and serve as an important retention tool as we compete for executive talent. We also believe that it will provide an appropriate compensation structure to retain our executives, reward them for individual performance, and induce them to contribute to the creation of long-term value. For more information about our Compensation Plan please see note 19 to our consolidated financial statements included in this annual report on Form 20-F.

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

Additionally, during 2025, the Company granted and paid: (i) a one-time remunerative performance bonus to the company’s CEO, and (ii) a one-time incentive bonus to the company’s top management. Such bonuses were non-recurring payments and are not part of our current executive compensation components. See “Item 4. Information of the company—B. Business Overview.”

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

Board Committees

We have four board committees composed by members of our board of directors, which are described below. The members of these committees were elected at the Board meeting held on April 6, 2026, for a three year period.

Executive Committee

Our by-laws permit us to delegate an executive committee composed of three to five members of the board of directors. Mr. Simon Rolf Kronenberg (chairman), Mr. Raimundo Morales Dasso and Mr. Humberto Reynaldo Nadal Del Carpio are currently members of our executive committee. Our executive committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Our executive committee also performs the functions of a compensation committee which includes the determination of the compensation, retention and bonification plans for the main executives.

Antitrust Best Practices Committee

The antitrust best practices committee is composed of three members: Mr. Raimundo Morales Dasso, Mr. Humberto Reynaldo Nadal Del Carpio and Mr. Santiago María Ojea Quintana. The antitrust best practices committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Audit Committee

Our audit committee is composed of three directors: Mr. Esteban Chong León, who is the chairman of the audit committee, Mr. Venkat Krishnamurthy and Mrs. Ana María Botella Serrano. All of the members of the audit committee qualify as independent in accordance with the SEC rules applicable to foreign private issuers Mr. Esteban Chong León also qualifies as a financial expert under SEC rules. The audit committee is responsible for (i) reviewing our financial statements; (ii) evaluating our internal controls and procedures, and identifying deficiencies; (iii) the appointment, compensation, retention; and (iv) oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Good Corporate Governance Committee

Our good corporate governance committee is composed of three directors. The current members are Mr. Santiago María Ojea Quintana (chairman), Mr. Raimundo Morales Dasso and Mr. Humberto Reynaldo Nadal Del Carpio. The good corporate governance committee is responsible for overseeing director nomination and committee assignments, and board and CEO successions. Similarly, it is responsible for assisting in the implementation of committee and board self-assessment surveys and the review of governance principles.

Sustainability Committee

Our sustainability committee is composed of three directors. The current members are Mrs. Ana María Botella Serrano (chairman), Mr. Santiago María Ojea Quintana and Mr. Humberto Reynaldo Nadal Del Carpio. The sustainability Committee is responsible for approving our sustainability strategy, overseeing its implementation, and monitoring key ESG indicators.

D.	Employees

As of December 31, 2025, we had a total of 1,975 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,
	2025	2024	2023
Senior Management	50	53	50
Administrative personnel	1,106	1,086	988
Plant workers (cement)	346	334	331
Plant workers (concrete)	473	503	403
Total(1)	1,975	1,976	1,772

(1)	Workers from our social venture Acuícola Los Paiches S.A.C. are excluded from these calculations.

As of December 31, 2025, approximately 17.9% of our employees were members of labor unions (Sindicato Único de Trabajadores de Cementos Pacasmayo S.A.A, Sindicato de Trabajadores de Distribuidora Norte Pacamasyo S.R.L., Sindicato Único de Trabajadores de la Empresa Distribuidora Norte Pacasmayo S.R.L.-Dino) that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements that are renewed every three years. In May 2025, three-year Union Agreements were signed with our largest unions.

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

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. In both cases the applicable payment (approximately 13%) is withheld by the employer from the employees’ monthly salary. As of December 31, 2025, approximately 9.1% of our employees were enrolled with the national public pension fund and 90.1% with a private social pension plan.

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

This involvement and identification will allow us to consolidate ourselves as a committed team, that shares the same objectives and values, that co-creates the success of the company and at the same time focuses on growing and improving their personal well-being. The resources we use for our engagement strategy consist of two large measurements that are carried out in July and November, which are complemented with periodic measurements (pulses) to know the feeling and think about a specific dimension and/or situation. Our goal for 2025 was to have an Engagement Index of 87.71%, and thanks to the joint work of leaders, promoters and teams in general, we achieved an index of 88.71%.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

E.	Share Ownership

As of March 31, 2026, people who are currently members of our board of directors and our executive officers (Mr. Humberto Nadal and Mr. Raimundo Morales) held as a group 1,441,485 of our common shares and no non-voting investment shares. This amount represented less than 1% of our outstanding share capital as of March 31, 2026.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 17, 2023, we adopted an incentive compensation clawback policy providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct. Please see Exhibit No. 97 to our annual report on Form 20-F for the year ended December 31, 2023.

We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our Clawback policy.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Change in Control of the Company

On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, ASPI was the majority shareholder of Cementos Pacasmayo S.A.A. (the “Company”), holding 50.01% of the Company’s outstanding common shares. As a result of the acquisition of ASPI, Holcim has become the indirect beneficial owner of the 50.01% interest in the Company previously held by ASPI, resulting in a change of control.

Pursuant to Peruvian securities regulations, Holcim has announced its intention to conduct a mandatory public tender offer (the “Tender Offer”) to acquire additional outstanding shares. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

As of March 31, 2026, our issued and outstanding share capital was composed of 423,868,449 common shares. In addition, as of March 31, 2026, we had 40,278,894 non-voting investment shares outstanding, 36,040,497 of which were held in treasury.

The number of common shares and non-voting investment shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares as of March 31, 2026. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares or non-voting investment shares.

	As of March 31, 2026
	Common shares		Non-voting Investment shares		Total
Shareholder	Number of shares beneficially owned	Percentage of shares beneficially owned	Number of shares beneficially owned	Percentage of shares beneficially owned	Number of shares beneficially owned	Percentage of shares beneficially owned
Inversiones ASPI S.A.(1)	211,985,547	50.0%	—	—	211,985,547	45.7%
Cementos Pacasmayo (treasury shares)	—	—	36,040,497	89.5%	36,040,497	7.8%
Carlos De Ferrari Brignole	38,324,373	9.0%	—	—	38,324,373	8.3%
AFP Habitat	24,246,791	5.7%	—	—	24,246,791	5.2%
AFP Integra	20,998,479	5.0%	—	—	20,998,479	4.5%
AFP Prima	19,715,228	4.7%	—	—	19,715,228	4.2%
Directors and officers as a group(2)	1,441,485	0.3%	—	—	2,170,540	0.3%
American Depositary Share Program	36,566,921	8.6%	—	—	36,566,921	7.9%
Other shareholders	70,589,625	16.7%	4,238,397	10.5%	74,098,967	16.1%
Total	423,868,449	100.0%	40,278,894	100.0%	464,147,343	100.0%

(1)	This information is based solely on the Schedule 13D filed with the SEC on April 6, 2026 (“Schedule 13D”) on behalf of (i) Inversiones ASPI S.A., a Peruvian sociedad anonima (“ASPI”), and (ii) Holcim Ltd, a Swiss limited company (“Holcim”) and the ultimate parent entity of the Holcim Group, the principal business of which is the manufacture of construction and building materials, listed on the SIX Swiss Exchange (ticker: HOLN). The Schedule 13D was filed by ASPI and Holcim regarding 211,985,547 common shares held of record by ASPI. Since March 30, 2026, Holcim holds 99.99% of the issued and outstanding shares of common stock of ASPI. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.” As a result, since March 30, 2026, Holcim may be deemed to have beneficial ownership of the common shares held of record by ASPI. Holcim disclaims ownership of the common shares except to the extent it has a pecuniary interest therein. The principal business and office address of ASPI is Calle La Colonia, No. 150, Urb. El Vivero, Surco, Lima 33, Peru. The principal business and office address of Holcim is Grafenauweg 10, 6300 Zug, Switzerland.
(2)	See “Item 6. Directors, Senior Management and Employees—Share Ownership” for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through ASPI.

Changes in Ownership

The following sets forth the composition of ownership from December 31, 2021 to December 31, 2025, including common share and non-voting investment shares.

	As of December 31,
Shareholder	2025	2024	2023	2022	2021
ASPI	45.7%	45.7%	45.7%	45.7%	45.7%
Carlos De Ferrari Brignole	8.3%	6.5%	2.8%	1.3%	0.8%
Cementos Pacasmayo (treasury shares)	7.8%	7.8%	7.8%	7.8%	7.8%
AFP Habitat	5.2%	3.1%	3.2%	2.4%	1.3%
AFP Integra	4.7%	6.6%	7.0%	8.0%	8.6%
AFP Prima	4.3%	6.3%	9.3%	9.6%	9.7%
Profuturo AFP	2.4%	5.7%	4.8%	7.3%	9.2%
American Depositary Receipt Program	8.3%	7.3%	7.7%	7.3%	7.4%
Other shareholders	13.5%	11.0%	11.8%	7.9%	9.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Securities Held in the Host Country

On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs, each representing five common shares, in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering. The ADSs are listed on the New York Stock Exchange. As of March 31, 2026, we estimate that there were 7,313,384 ADSs outstanding, which represented 8.6% of our common shares outstanding as of such date.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control. On March 30, 2026, as reported to us by our shareholder Inversiones ASPI S.A., Holcim has acquired 99.99% of the shares representing the capital stock of Inversiones ASPI S.A., which in turn is the holder of 50.01% of the capital stock of Cementos Pacasmayo S.A.A. For further information, see “Item 3. Key Information―D. Risk Factors―Risks Relating to our Business and Industry―A change of control of our company occurred in March 2026, which could lead to shifts in our strategy, management, and corporate governance.” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

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

As of December 31, 2025, we had no accounts payable balance with ASPI, our controlling shareholder.

The following transactions have been entered into by us with related parties:

●	We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/1,150,000 in 2023, S/1,224,000 in 2024 and S/1,151,000 in 2025.

●	We provide back office management and administrative services to ASPI, Fossal and Fosfatos del Pacifico, for which we received S/275,000 in 2023, S/276,000 in 2024 and S/509,000 in 2025.

●	We receive a reimbursement of security services from our affiliate Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We paid a total of S/1,940,000 in 2023, S/2,570,000 in 2024 and S/3,023,000 in 2025 for these services.

As of December 31, 2025, ASPI and Hochschild Mining plc were majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild. On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild, owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), which resulted in a change of control. Pursuant to Peruvian securities regulations, Holcim has announced its intention to conduct a mandatory public tender offer (the “Tender Offer”) to acquire additional outstanding shares. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

For more information about our related-party transactions please see note 23 to our consolidated financial statements included in this annual report on Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See “Item 19. Exhibits.”

Legal and Administrative Proceedings

From time to time, we may become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings. Notwithstanding the above, the SMV has requested information related to certain expenses recorded by the company in its audited financial statements for the 2025 fiscal year, which were incurred associated with the Holcim acquisition. While the company maintains that these costs represent legitimate, pre-existing obligations, the SMV is reviewing the adequacy of their assumption, disclosure and recording, and their direct relevance to corporate activities. This inquiry may lead to the beginning of formal administrative proceedings and shareholder disputes. See “Item 3. Key Information―D. Risk Factors―Risks Relating to our Business and Industry—Regulatory information requests regarding certain transaction-related expenses recorded in 2025 may result in administrative proceedings”.

Dividends and Dividend Policy

Our ability to pay dividends is subject to our results of operations for each year. Holders of our common shares and non-voting investment shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held.

Under our dividend policy, shareholders must take the following factors into consideration prior to declaring dividends: our financial and economic condition, including committed and budgeted expenses and obligations, and previously approved investments. In addition, our dividend policy states that (a) our board of directors may declare advanced dividends based on either the net income resulting from financial statements prepared for such purpose or the cumulative net income corresponding to previous years, provided that shareholders delegated such authority to the board of directors, and (b) holders of common shares representing no less than 20% of our total share capital may request the distribution of dividends up to 50% of the net income corresponding to the previous year, net of any legal reserve requirements. Our board of directors makes a recommendation at the annual shareholders’ meeting with respect to the amount and timing of dividend payments, if any, to be made on our common shares and non-voting investment shares.

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of shareholders’ equity. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company.

Payment of Dividends

Dividends are paid to holders of our common shares and non-voting investment shares, as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission, investors who purchase shares of a publicly held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares and non-voting investment shares are distributed pro rata.

Holders of common shares and non-voting investment shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly held company expires 10 years from the original dividend payment date.

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid from 2012 through the date hereof for our common shares and our non-voting investment shares.

For the Year ended December 31,	Total Dividends paid	Dividends paid per share
	(in S/)	(in S/)
2025	190,300,411	0.41000
2024	190,300,411	0.41000
2023	190,300,411	0.41000
2022	194,941,884	0.42000
2021	366,676,401	0.79000
2020	106,753,888	0.23000
2019	167,093,043	0.36000
2018	174,983,548	0.37700
2017	162,451,570	0.35000
2016	165,859,911	0.28500

At the annual shareholders’ meeting held on March 24, 2026, the shareholders of the Company approved the financial statements for fiscal year 2025 including the net income for such year and delegated to the Board of Directors the authority to decide the distribution of dividends from the retained earnings account and fiscal year 2025 operating results.

B.	Significant Changes

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report on Form 20-F.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price of Our Common Shares and ADSs

The principal trading market for our Common Shares and Investment Shares is the Lima Stock Exchange (Bolsa de Valores de Lima or “BVL”). Our Common Shares have been listed on the BVL since 1995 under the symbol “CPACASC1,” and our Investment Shares are listed under the symbol “CPACASI1.”

Common Shares vs. Investment Shares

As of December 31, 2025, our capital stock is represented by Common Shares and Investment Shares, which differ primarily in terms of voting rights. Each Common Share entitles the holder to one vote at our shareholders’ meetings. These shares represent the voting equity of the Company. Investment Shares are non-voting securities that were originally created under Peruvian law as “labor shares.” While they do not grant voting rights or the right to participate in shareholders’ meetings (except in very limited circumstances mandated by law), they grant their holders the same rights as common shareholders regarding the distribution of dividends and the distribution of assets upon liquidation, in proportion to their share of the total capital.

Market Liquidity and Trading History

Our securities trade on the BVL, which is a regulated, organized secondary market in Peru. There have been no significant trading suspensions of our Common Shares or Investment Shares on the Lima Stock Exchange during the three years ended December 31, 2025, nor through the date of this annual report.

We believe our securities are regularly traded in an organized market. While the trading volume on the BVL is generally lower than that of major U.S. exchanges, our Common Shares and Investment Shares have maintained consistent liquidity levels that allowed for orderly trading. During the last three fiscal years, we have not experienced a significant lack of liquidity that would prevent investors from executing transactions in the ordinary course of business.

On April 6, 2026, Holcim filed a Schedule 13D with the SEC, in which it stated its intention to, once the Mandatory Tender Offer (OPA) is completed, (i) delist our common shares (traded in the form of American Depositary Shares) from the New York Stock Exchange (NYSE) and (ii) deregister our common shares under the Exchange Act. As of the date of this annual report on Form 20-F, such communication has been made exclusively by Holcim as our new controlling shareholder and constitutes only an intention manifested by said shareholder, without representing a decision adopted by the Company nor a definitive fact.

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

Trading in the Peruvian Securities Market

The Lima Stock Exchange

As of December 31, 2024, there were 339 companies with securities listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation effective as of January 1, 2003. As of December 31, 2024, The Lima Stock Exchange had a share capital of S/132,893,960 divided into 182,092,340 shares with a par value S/0.73 each, fully subscribed and paid. As of December 31, 2023, the Lima Stock Exchange had 124 shareholders.

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

Regulation of the Peruvian Securities Market

The Securities Market Law regulates certain securities matters, such as transparency and disclosure, corporate takeovers, capital market instruments and operations, the securities markets and broker-dealers, and credit-rating agencies. In 1996, the Peruvian Securities Commission (Superintendencia del Mercado de Valores, or “SMV”), formerly known as the National Supervisory Commission for Securities and Companies (Comisión Nacional Supervisora de Empresas y Valores, or “CONASEV”), was given additional responsibilities relating to the supervision, regulation and development of the securities market, while the Lima Stock Exchange was granted the status of a self-regulatory organization. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange.

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

Disclosure Obligations

Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities (such as our common shares and non-voting investment shares), its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including interim unaudited financial statements on a quarterly basis (which are not required to be subject to limited review), and annual audited consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

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

We have common shares and non-voting investment shares.

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information regarding our Board of Directors.

Common Shares

Common shares represent 100% of our voting shares. As of March 31, 2026, 423,868,449 of our common shares were outstanding. As of March 31, 2026, there were 34,114 owners of record of our common shares (considering the ADSs listed in the New York Stock Exchange are held by one registered owner). Our common shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Non-voting Investment Shares

As of March 31, 2026, 4,238,397 of our non-voting investment shares were outstanding excluding 36,040,497 non-voting investment shares that were held in treasury. Our investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, non-voting investment shares are still considered part of a company’s equity. As of March 31, 2026, there were 530 owners of record of our non-voting investment shares. Our non-voting investment shares have a par value of S/1.00 per share and have been fully subscribed and are fully paid. Our non-voting investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

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

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares and non-voting investment shares have the right to subscribe to new common shares and non-voting investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares; (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others; and (iii) results from a corporate reorganization. Holders of non-voting investment shares have preemptive rights to maintain their proportional ownership in our share capital.

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

Non-voting Investment Shares

Under Peruvian Corporate Law, investment shares do not represent share capital. Accordingly, our balance sheet reflects the non-voting investment shares as a separate account from our share capital. Holders of non-voting investment shares are neither entitled neither to vote nor to participate in shareholders’ meetings. However, non-voting investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their par value, in the same manner as common shares. Non-voting investment shares also confer to the holders thereof the preemptive right to (i) maintain the current proportion of the non-voting investment shares in the case of a capital increase through new contributions; (ii) increase the number of non-voting investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of assets resulting from a liquidation in the same manner as common shares; and, (iv) redeem the non-voting investment shares in case of a merger and/or change of business activity.

Liquidation Rights

If we are liquidated, our shareholders have the right to receive net assets resulting from the liquidation, after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure that we will be able to reimburse 100% of the book value of the common shares and non-voting investment shares in case of bankruptcy or liquidation.

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

Holders of non-voting investment shares have no right to request the board to call a shareholders’ meeting.

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

However, according to SMV Resolution No. 019-1015-SMV-01, as amended, we disclose through the Stock Market Superintendency (Superintendencia del Mercado de Valores - SMV) our holders of common shares owning more than 4% share interest. Also, according to SMV Resolution No. 019-2015-SMV.01, as amended, we must inform the SMV of the members of our economic group and a list of our holders of common shares owning more than a 0.5% share interest, as well as any change to such information.

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

Form and Transfer

Common shares and non-voting investment shares may be either physical share certificates in registered form or book-entry securities in the CAVALI S.A. ICLV book-entry settlement system, also in registered form.

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

On June 3, 2010, we entered into a long-term electricity supply agreement with Electroperú, a government-owned company, which was set to expire in July 2020, to serve the electricity requirements of our Pacasmayo facility. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility (later expanded to include our Piura facility) at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal. We entered into an addendum to this agreement, effective February 1, 2016, which extended the term of the agreement until December 31, 2025, reduced the prices for the 2016-2020 period and established new prices for the 2020-2026 period. We subsequently entered into another addendum to extend this agreement until May 31, 2026. Beginning in June 2026, we have an electricity supply contract with Orygen Perú S.A.A. to supply electricity to our Pacasmayo and Piura facilities through May 2031. See “Item 4. Information on the Company—A. History and Development of the Company—Raw Materials and Energy Sources.”

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

On August 6, 2021, we established the conditions of a medium-term corporate loan in the form of a “Club Deal” with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounted to S/860,000,000 that will allow the payment of all the financial obligations that the Company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them.

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

Any Non-Peruvian Holder who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the face or nominal value of such common shares; (iii) for other common shares received free of any payment, the stock market value of such shares if listed on the Lima Stock Exchange or, if not, the face or nominal value of such common shares and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise it would not be possible to deduct the tax basis and a 30% Peruvian income tax would apply to the total sale price. Under Peruvian income tax law, tax basis certification is granted by the tax authorities within 30 days from the date of the application (which application must contain supporting evidence with respect to the tax basis) is made by the transferor. If the tax authorities do not respond within such a 30 day period, the tax basis presented for approval by the transferor is deemed automatically approved.

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

We make our filings in electronic form under the EDGAR filing system of the SEC. Our filings are available through the EDGAR system at www.sec.gov. In addition, our filings are available to the public over our website www.cementospacasmayo.com.pe. Such filings and other information on our website are not incorporated by reference in this annual report on Form 20-F. You may request a copy of this filing, and any other report, at no cost, by writing to us at the following address or telephoning us:

Investor Relations Department
Calle La Colonia 150,
Urbanización El Vivero, Surco,
Lima, Peru
Tel.: + (511) 317-6000
E-mail: cbustamante@cpsaa.com.pe

I.	Subsidiary Information

See note 1 to our consolidated financial statements included in this annual report on Form 20-F for a description of our subsidiaries.

J.	Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, primarily foreign currency risk and, to a lesser extent, interest rate risk. Our foreign currency risk arises mainly from operating activities when income or expenses are denominated in a currency other than our functional currency. As of December 31, 2025, a reasonably possible appreciation of the U.S. dollar of 5% or 10% against the sol would have increased our consolidated profit before income tax by approximately S/812 thousand and S/1,625 thousand, respectively, while a reasonably possible depreciation of the U.S. dollar of 5% or 10% against the sol would have had an equal and opposite effect. As of December 31, 2025, all of our borrowings bore fixed rates of interest and, accordingly, management determined that an interest rate sensitivity analysis was not relevant. For additional information relating to quantitative and qualitative disclosures about these market risks, see note 26 to our consolidated financial statements included in this annual report on Form 20-F.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our American Depositary Shares are evidenced by American Depositary Receipts and each American Depositary Share represents five common shares, par value S/1.00 per share (the “ADSs”). On February 7, 2012, we completed our initial public offering of 20,000,000 ADSs in the United States. On March 2, 2012, we sold an additional 2,296,800 ADSs pursuant to an over-allotment option granted to the underwriters in that offering.

The ADSs are listed on the New York Stock Exchange under the symbol “CPAC.” As of March 31, 2026, we estimate that there were 7,313,384 ADSs outstanding, which represented 8.6% of our common shares outstanding as of such date.

JPMorgan Chase Bank, N.A. acts as our depositary (the “Depositary”), pursuant to our Deposit Agreement, dated as of February 7, 2012, and the amendment dated December 4, 2020 (as so amended the “Deposit Agreement”), The address of the Depositary’s principal executive office is 270 Park Avenue, Floor 08, New York, NY 10017.

Fees and expenses

Pursuant to the Deposit Agreement, the Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs or American Depositary Receipts representing ADSs (“ADRs”) are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2025, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$ 67,355.40. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The Deposit Agreement is incorporated by reference as Exhibit 2.2 to this annual report on Form 20-F, and Amendment No. 1 thereto is incorporated by reference in this annual report on Form 20-F as Exhibit 2.2A, and Amendment No. 2 thereto is incorporated by reference in this annual report on Form 20-F as Exhibit 2.2B. We encourage you to review these documents carefully if you are a holder of ADRs.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the design and operation of our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2025. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on this assessment, our management has concluded that as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of December 31, 2025, has been audited by Tanaka, Valdivia, Arribas & Asociados SCRL, member firm of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in their attestation report, which is included under “Item 15—Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.”

C.	Attestation Report of the Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cementos Pacasmayo S.A.A. and subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Cementos Pacasmayo S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cementos Pacasmayo S.A.A. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 27, 2026, expressed an unqualified opinion thereon.

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

/s/ Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

Lima, Peru

April 27, 2026

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Esteban Chong León, President of the audit committee, is a “financial expert,” as such term is defined in the SEC rules. We have determined that Ms. Ana María Botella Serrano, Mr. Venkat Krishnamurti and Mr. Esteban Chong León are independent under the standards of the New York Stock Exchange listing rules and Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

The Company has adopted a code of ethics for the Pacasmayo Group that applies to our directors, officers and employees. Furthermore, on March 30, 2026, we adopted the code of ethics for the Holcim Group applicable to our directors, officers and employees. Both codes of ethics are available on our website http://www.cementospacasmayo.com.pe. Information on our website is not incorporated by reference in this annual report on Form 20-F.

If we make any substantive amendment to the abovementioned codes of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver by filing a current report on a Form 6-K or in our subsequent annual report on Form 20-F to be filed with the SEC. During the year ended December 31, 2025, no such amendment was made nor did we grant any waiver to any provision of the relevant code of ethics.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors, Tanaka, Valdivia, Arribas y Asociados, SCRL, member firm of Ernst & Young Global Limited, responsible for auditing the annual consolidated financial statements included in the annual report on Form 20-F, during the fiscal years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of S/)
Audit fees	1,483	1,247	1,190
All other fees	0	8	117
Tax fees	391	294	206
Total fees	1,874	1,549	1,513

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

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered equity securities during the fiscal years ended on December 31, 2025, 2024 and 2023.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G.	CORPORATE GOVERNANCE

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

Cementos Pacasmayo has adopted an insider trading policy governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees with access to material non-public information. This policy is outlined in our “Manual de Políticas Relacionadas con Información Material No Pública y la Prevención de la Transferencia de Valores con Información Privilegiada” (Manual of Policies Related to Non-Public Material Information and the Prevention of Insider Stock Transfers). The manual is designed to promote compliance with insider trading laws, including the Exchange Act, applicable stock exchange listing standards, and local regulations. For further information on our insider trading policy, please refer to Exhibit 11 of this annual report on Form 20-F.

Item 16K.	CYBERSECURITY

Risk Management and Strategy

Cementos Pacasmayo considers risk management to be a fundamental pillar of its strategy. The Company therefore evaluates threats and vulnerabilities, identifies its critical assets and quantifies the associated risk at least twice a year or sooner if warranted. Identified risks are confirmed by senior management to determine whether, due to their importance, they should be considered strategic risks, and different restricted maximum likelihood (REML) audit was carried out to evaluate our Information Security Management System (ISMS) based on the guidelines and controls of ISO27001, as well as the respective external audit, which allowed us to obtain the ISO27001:2022 certification for our cement production and distribution process issued by AENOR, being the first cement company in Peru with remediation or mitigation mechanisms relating to such risks evaluated. For example, cybersecurity risks have been evaluated and determined to be strategic risks for the following reasons:

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

Our cybersecurity strategy is based on the NIST 1.1 framework. Specifically, when referring to the identification and management of cybersecurity risks and threats that could compromise the Company, we have developed a methodology for risk management of information security based on ISO/IEC 27005. This systematic method allows our management to make appropriate decisions. Based on this and as part of our focus on the continuous improvement of information security in the company, during 2024 an internal obtain this certification. In 2025, we continued to perform both internal and external audits of our Information Security Management System as part of the maintenance of that certification and our continuous improvement efforts, which support the further development of our information security maturity across the Company.

The Company identifies and oversees risks internally. The audit committee of the Company has defined what a material cybersecurity risk is, so that the occurrence of a cybersecurity incident can be reported to the SEC. In 2025, we did not identify any threats that materially affected, or were reasonably likely to materially affect, our business strategy, results of operations or financial condition. As part of our information security policies, we have established the standards for access to and use of our information systems by employees or by third parties. In addition, we have established a new policy specifically relating to the access to and use of our information systems by third parties, which sets forth the conditions any third party must comply with in order to have any access to our information systems, which are being progressively incorporated into contracts with suppliers that are subject to these guidelines.

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

Part III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1 of this annual report on Form 20-F. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

Item 19.	EXHIBITS

The agreements and other documents filed as exhibits to this Annual Report on Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.

The following documents are filed as part of this Annual Report on Form 20-F or incorporated by reference herein.

Exhibit Number	Description of Document
1.1	Amended and Restated By-laws of the Registrant, as currently in effect, incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2017 (File No. 001-35401).
2(d)	Description of securities registered under Section 12(d) of the Exchange Act incorporated by reference to Exhibit 2(d) of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-35401).
2.1	Registrant’s Form of American Depositary Receipt, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922).
2.2	Deposit Agreement dated January 19, 2012 among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on January 6, 2012 (File No. 333-178922).
2.2A	Amendment No. 1, dated as of February 21, 2017, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on February 21, 2017 (File No. 333-216152).
2.2B	Amendment No. 2, dated as of December 4, 2020, to the Deposit Agreement dated as of February 7, 2012, among the Registrant, J.P. Morgan Chase Bank, N.A., as depositary, and all holders from time to time of American depositary receipts issued thereunder, incorporated by reference to the Registrant’s Registration Statement on Form F-6 filed with the SEC on December 4, 2020 (File No. 333-216152).
2.3	English Summary of Principle terms of Medium-term loan agreement entered into by Banco de Crédito del Perú and Scotiabank Perú S.A.A. with the intervention of Cementos Pacasmayo S.A.A.
2.4	Local bond issuance agreement (Contrato Marco de Emisión de Bonos Corporativos correspondiente al Segundo Programa de Bonos Corporativos de Cementos Pacasmayo S.A.A.) dated January 8, 2019, between Scotiabank Perú S.A.A. as administrative agent and Cementos Pacasmayo S.A.A. as issuer (English summary of principal terms), providing for the issuance of up to S/1,000,000,000 in one or more series, and related issuances of series 1 in an aggregate principal amount of S/260,000,000 and series 2 in an aggregate principal amount of S/310 million, incorporated by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2019 (File No. 001-35401).
4.1	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401).
4.2	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401).
4.3	Property Lease Agreement, dated June 30, 2008, between the Registrant and Inversiones ASPI S.A. (formerly Inversiones Pacasmayo S.A.), incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401).
4.4	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C., incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 001-35401).
4.5	Addendum, effective February 1, 2020, to the Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A., incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 1, 2020 (File No. 001-35401).
4.8*	English Summary of Principal Terms for the Power Supply Agreement, dated December 11, 2023 between the Registrant and Orygen Perú S.A.A.
8.1*	List of Subsidiaries.
11	Insider Trading Policy, incorporated by reference to Exhibit 11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2025 (File No. 001-35401).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*†	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2*†	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
96.1	Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601 (Item 601)
96.2	Technical Report Summary (TRS), Virrilá Quarry and Piura Cement Plant 20-F 229.601 (Item 601)
96.3	Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601 (Item 601)
97.1	Compensation Recovery Policy incorporated by reference to Exhibit 97 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-35401).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed with this Annual Report on Form 20-F.
†	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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
Ely Adriana Hayashi Hirahoka Chief Financial Officer

Date: April 27, 2026

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2025 and 2024, together with the Report of Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2025 and 2024, together with the Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2026, expressed an unqualified opinion thereon.

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

Critical audit matter

Critical audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. We have determined that there are no critical audit matters to communicate in our report.

/s/ Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

PCAOB ID No. 01315

Lima, Peru

April 27, 2026

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2025 and 2024

	Note	2025	2024
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	53,571	72,723
Trade and other receivables, net	7	146,674	131,168
Income tax prepayments		24,857	7,736
Inventories	8	707,143	773,997
Prepayments		17,503	6,872
Total current assets		949,748	992,496
Non-current assets
Trade and other receivables, net	7	28,450	43,224
Financial investments designated at fair value through other comprehensive income		163	239
Property, plant and equipment, net	9	2,005,714	2,031,139
Intangible assets, net	10	62,800	63,596
Goodwill		4,459	4,459
Deferred income tax assets	14	34,994	21,816
Right of use assets		16,988	9,023
Other assets		50	51
Total non-current assets		2,153,618	2,173,547
Total assets		3,103,366	3,166,043
Liabilities and equity
Current liabilities
Trade and other payables	11	283,907	242,051
Financial obligations	13	532,346	458,346
Lease liabilities		4,879	2,958
Income tax payable		3,784	17,937
Provisions	12	47,689	44,263
Total current liabilities		872,605	765,555
Non-current liabilities
Financial obligations	13	879,809	1,034,845
Lease liabilities		11,350	6,462
Provisions	12	29,005	28,146
Deferred income tax liabilities	14	119,232	117,937
Total non-current liabilities		1,039,396	1,187,390
Total liabilities		1,912,001	1,952,945
Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,966)	(16,551)
Retained earnings		264,027	285,345
Total equity		1,191,365	1,213,098
Total liabilities and equity		3,103,366	3,166,043

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Sales of goods	16	2,116,883	1,978,071	1,950,075
Cost of sales	17	(1,310,017)	(1,249,545)	(1,260,623)
Gross profit		806,866	728,526	689,452

Operating expenses
Administrative expenses	18	(291,538)	(253,383)	(231,967)
Selling and distribution expenses	19	(92,785)	(81,410)	(69,569)
Other operating expenses, net	21	(75,442)	(2,700)	(13,810)
Impairment to retirement of property, plant and equipment	9(g)	-	-	(36,551)
Total operating expenses, net		(459,765)	(337,493)	(351,897)
Operating profit		347,101	391,033	337,555

Other income (expenses)
Finance income		11,291	6,298	7,246
Finance costs	22	(93,036)	(100,308)	(104,045)
Net gain on derivative financial instruments recognized at fair value through profit or loss		-	-	19
Gain (loss) from exchange difference, net	5	2,619	(836)	4,933
Total other expenses, net		(79,126)	(94,846)	(91,847)
Profit before income tax		267,975	296,187	245,708
Income tax expense	14	(113,770)	(97,312)	(76,808)
Profit for the year		154,205	198,875	168,900

Earnings per share
Basic income attributable to holders of common and investment shares of Cementos Pacasmayo S.A.A. (S/per share)	24	0.36	0.46	0.39

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income (loss)

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Profit for the year		154,205	198,875	168,900
Other comprehensive (loss) income
Other comprehensive (loss) income that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive loss		(588)	(370)	(25)
Deferred income tax	14	173	109	7
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent years:
Net gain on cash flows hedges		-	-	2,154
Deferred income tax		-	-	(634)
Other comprehensive (loss) income for the year, net of income tax		(415)	(261)	1,502
Total other comprehensive income for the year, net of income tax		153,790	198,614	170,402

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2025, 2024 and 2023

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized net loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	168,900	168,900
Other comprehensive income	-	-	-	-	-	(18)	1,520	-	1,502
Total comprehensive income	-	-	-	-	-	(18)	1,520	168,900	170,402
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Others	-	-	-	-	-	(5)	-	-	(5)
Balance as of December 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	-	198,875	198,875
Other comprehensive income	-	-	-	-	-	(261)	-	-	(261)
Total comprehensive income	-	-	-	-	-	(261)	-	198,875	198,614
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Balance as of December 31, 2024 (note 15)	423,868	40,279	(121,258)	432,779	168,636	(16,551)	-	285,345	1,213,098
Profit for the year	-	-	-	-	-	-	-	154,205	154,205
Other comprehensive income	-	-	-	-	-	(415)	-	-	(415)
Total comprehensive income	-	-	-	-	-	(415)	-	154,205	153,790
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Others	-	-	-	-	-	-	-	1	1
Balance as of December 31, 2025 (note 15)	423,868	40,279	(121,258)	432,779	168,636	(16,966)	-	264,027	1,191,365

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		267,975	296,187	245,708
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities
Depreciation and amortization		159,481	158,246	144,195
Finance costs	22	93,036	100,308	104,045
Long-term incentive plan	12(c) y 20	4,925	7,167	7,632
Allowance for expected credit losses	7(e)	3,467	2,751	1,707
Provision for inventory obsolescence	8(b)	1,469	6,696	2,956
Finance income		(11,291)	(6,298)	(7,246)
Reversal by arrangement of obsolescence of inventory, net	8(b)	(7,819)	(341)	(336)
Net gain on disposal of property, plant and equipment and intangible assets		(2,028)	(3,642)	(813)
Exchange difference related to monetary transactions		(44)	1,048	(973)
Impairment related to retirement of property, plant and equipment	9(g)	-	-	36,551
Net gain on derivative financial instruments recognized at fair value through profit or loss		-	-	(19)
Other items that do not generate operating flows, net		2,928	7,347	18,021
Working capital adjustments
Increase in trade and other receivables		(3,608)	(34,194)	(1,870)
Decrease in inventories		68,634	5,967	90,917
(Increase) decrease in prepayments		(11,268)	(951)	13,210
Increase (decrease) in trade and other payables		31,588	(14,894)	(48,680)
		597,445	525,397	605,005
Interest received		11,833	6,422	7,315
Interest paid		(91,898)	(99,678)	(96,907)
Income tax paid		(156,753)	(111,000)	(103,090)
Net cash flows from operating activities		360,627	321,141	412,323

Consolidated statement of cash flows (continued)

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(102,833)	(64,318)	(272,600)
Purchase of intangible assets		(15,893)	(16,563)	(16,707)
Purchase of investments available for sale		(512)	(360)	-
Loans granted		(462)	(97)	(1,679)
Cash flow proceeds from sale of property, plant and equipment		3,258	4,403	1,392
Proceeds from loans		1,000	326	150
Opening of term deposits with original maturity greater than 90 days		-	(32,782)	(10,000)
Redemption of term deposits with original maturity greater than 90 days		-	32,782	10,000
Net cash flows used in investing activities		(115,442)	(76,609)	(289,444)
Financing activities
Payment of bank loans	26	(474,564)	(384,364)	(661,520)
Dividends paid	26	(175,458)	(175,046)	(175,431)
Lease payments		(7,244)	(5,426)	(3,564)
Bank loans received	26	392,200	303,200	639,000
Dividends returned	26	660	297	465
Payment of bank overdraft		-	-	(85,333)
Payment for hedging instrument		-	-	(7,708)
Cash flow from settlement of derivative financial instruments		-	-	93,323
Proceeds from bank overdraft		-	-	85,333
Net cash flows used in financing activities		(264,406)	(261,339)	(115,435)
Net (decrease) increase in cash and cash equivalents		(19,221)	(16,807)	7,444
Net foreign exchange difference		69	(663)	976
Cash and cash equivalents as of January 1	6	72,723	90,193	81,773
Cash and cash equivalents as of December 31	6	53,571	72,723	90,193

Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		(44)	1,048	(973)
Outstanding accounts payable related to acquisition of property, plant and equipment	9(e)	(26,754)	(17,122)	(9,379)
Addition of right-of-use assets and lease liabilities		13,272	-	6,915
Additions of quarry rehabilitation costs		2,087	1,465	4,458

The accompanying notes are an integral part of this consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2025, 2024 and 2023

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2025, 2024 and 2023.

The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company and its subsidiaries’ main activity is the production and marketing of cement, concrete, precast and other minors in northern of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2025 were approved by the Annual General Shareholders’Meeting of Shareholders, on March 24, 2026. The consolidated financial statements as of December 31, 2024 and for the year then ended were approved by the General Shareholders’ Meeting on March 24, 2025.

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

For the years ended December 31, 2025, 2024 and 2023, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Soluciones Crealo 150 S.A.C , Soluciones Takay S.A.C., 150Krea Inc, Vanguardia Constructora del Perú S.A.C. and Corporación Materiales Piura S.A.C. As of these dates, the Company maintained a 100 percent interest in all its subsidiaries.

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

Notes to the consolidated financial statements (continued)

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

On December 15, 2025, the majority shareholders of Inversiones ASPI S.A. and Holcim Ltd entered into a Share Purchase Agreement, subject to certain conditions precedent, for the sale of 99.99 percent of the shares of Inversiones ASPI S.A. under the terms and conditions set forth in said agreement.

The execution and closing of this transaction were subject to obtaining the relevant regulatory approvals, as well as the fulfillment of certain conditions precedent established in the share purchase agreement, among them, prior authorization from the National Institute for the Defense of Competition and Protection of Intellectual Property (INDECOPI), in accordance with the provisions of Law No. 31112 and its regulations. As of December 31, 2025, the transfer of ownership of the shares representing the capital stock of Inversiones ASPI S.A. to the Holcim Group or any of its affiliates had not taken place.

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) that have been measured at fair value. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand S/(000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2025, that did not require the restatement of previous financial statements, as explained in note 2.3.17.

The Company classifies costs and expenses by function in the consolidated statement of income, in accordance with industry practices.

The consolidated statement of cash flows is presented using the indirect method.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The accounting policies are in line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Notes to the consolidated financial statements (continued)

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

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

The Group’s financial assets include cash and cash equivalents, trade and other receivables and other financial investments at fair value through OCI.

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

The classification depends on the business model of the Group and the contractual terms of the cash flows.

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

As of December 31, 2025 and 2024, the Group held trade and other receivables in this category; because they meet the conditions described above.

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

As of December 31, 2025 and 2024, the Group elected to classify irrevocably its listed equity investments in Fossal S.A.A. under this category.

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

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

As of December 31, 2025 and 2024, the Group included trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

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

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 27(a).

2.3.3	Foreign currencies -

The functional and presentation currency for the consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of profit or loss.

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

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

When the funds are used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Property, plant and equipment -

Property, plant and equipment is stated at acquisition cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met, see note 2.3.5. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as operation cost or expense in the consolidated statement of profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions, see note 3, and quarry rehabilitation cost provisions, see note 12.

Notes to the consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years

Buildings and other construction:
Minor installations related to buildings	Between 10 and 35
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills	Between 24 and 45
Horizontal and vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

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

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment, net” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated, see note 9(b), are written-off in the consolidated statement of profit or loss.

For the years ended December 31, 2025 and 2024, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

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

Intangible assets with finite lives are amortized over the economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the cost or expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized over an average term between three and ten years.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss.

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

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 10(b).These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

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

Exploration costs are amortized based on the estimated useful life of the mining property from the moment the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment indicator is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

At each reporting date, the Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 10(c).

Notes to the consolidated financial statements (continued)

2.3.10	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be extracted legally, socially, environmentally and economically from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges.

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

Paving services

In the paving business, to satisfy performance obligations over time, the Group shall recognize revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, the Group uses the resource method, which states that revenue should be recognized on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labour hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

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

Deferred tax assets are recognized for all deductible temporary differences, and for the future offset of unused tax credits and carryforward tax losses, provided they are considered recoverable.

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

Deferred tax related to items recognized outside profit or loss are recognized outside the consolidated statement of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

2.3.15	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.16	Impairment of non-financial assets -

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

As of December 31, 2025 and 2024 there were no indications of impairment for long-lived assets.

2.3.17	New amended standards and interpretations -

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Notes to the consolidated financial statements (continued)

Lack of exchangeability – Amendments to IAS 21

The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments are effective for annual reporting periods beginning on or after 1 January 2025. When applying the amendments, an entity cannot restate comparative information.

The amendments had no impact on the Group’s consolidated financial statements.

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

If signs of impairment are identified, the most significant estimate considered by the Company’s Management will correspond to the evaluation of the impairment of long-lived assets. As of December 31, 2025 and 2024, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2026 are below:

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

-	A clarification that a financial liability is derecognized on the ’settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date.

-	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed.

-	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.

-	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature1dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

-	Clarify the application of the ‘own-use’ requirements for in-scope contracts

-	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts

-	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

Notes to the consolidated financial statements (continued)

The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.

The adoption of these new regulations is not expected to have a material impact on the Group’s consolidated financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2025 the exchange rates for transactions in United States dollars, published by this institution, were S/3.358 for purchase and S/3.368 for sale (S/3.758 for purchase and S/3.770 for sale as of December 31, 2024).

As of December 31, 2025 and 2024, the Group had the following assets and liabilities in United States dollars:

	2025	2024
	US$(000)	US$(000)

Assets
Cash and cash equivalents	6,508	6,690
Trade and other receivables, net	9,578	4,800
	16,086	11,490

Liabilities
Trade and other payables	(11,262)	(14,636)
	(11,262)	(14,636)

Net monetary position	4,824	(3,146)

During 2025, the net gain originated by the exchange difference was approximately S/2,619,000 (the net loss from exchange difference amounted to S/836,000 during 2024). All these results are presented in the heading “Gain (loss) from exchange difference, net” in the consolidated statement of income.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2025	2024
	S/(000)	S/(000)
Cash on hand	167	155
Cash at banks (b)	37,904	48,568
Short-term deposits (c)	15,500	24,000

	53,571	72,723

(b)	Cash at banks is denominated in local and foreign currency, are deposited in local and foreign bank and are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	107,496	95,419	-	-
Contract asset (c)	26,263	26,701	-	-
Other accounts receivable	10,269	8,613	-	-
Funds restricted to tax payments	4,022	393	-	-
Accounts receivable from Parent and affiliates, note 23	2,633	1,969	-	-
Loans granted	2,130	-	-	-
Loans to employees	776	910	-	-
Interest receivable	568	963	-	-
Other receivables from sale of fixed assets	24	139	-	-
Allowance for expected credit losses (e) and (f)	(14,099)	(11,486)	-	-
Financial assets classified as receivables (f)	140,082	123,621	-	-
Other accounts receivable	-	-	16,439	13,022
Claim to the SUNAT (d)	-	-	11,118	29,559
Value-added tax credit	6,592	7,547	893	643
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (e)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	6,592	7,547	28,450	43,224
	146,674	131,168	28,450	43,224

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

(c)	It corresponds mainly to paving services whose recognition is carried out according to the provisions of note 2.3.13.

(d)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company recognizing our right to calculate mining royalties exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Pursuant to this, the Company initiated two legal proceedings: (i) a constitutional process to denounce the repression of homogeneous harmful acts, filed on March 31, 2021; and, (ii) a contentious-administrative claim filed before the ordinary court, the object of which was the annulment and return of securities, filed on June 22, 2021.

To date, both processes have culminated with resolutions favorable to the Company’s claims. In this regard, the ruling issued by the Constitutional Court in the proceedings for the complaint of repression of homogeneous harmful acts, dated December 16, 2024, declares the constitutional grievance appeal well-founded and consequently the respective RTF void, ordering the Tax Court to comply with the issuance of new resolutions complying with the judgment issued in STC 1043-2013-PA/TC in the sense that the method for calculating mining royalties established therein also applies to the 2008 and 2009 fiscal years and not only from 2011 onwards, as argued by the Tax Court and the National Superintendency of Tax Administration (SUNAT).

As a consequence of said ruling, it is appropriate for the National Superintendency of Tax Administration (SUNAT), either directly or through enforcement, to proceed with the return of the amounts paid by the Company amounting to S/29,559,000, since this constitutes a direct effect of the execution of the mandate ordered by the Constitutional Court.

As of August 20, 2025, The National Superintendency of Tax Administration (SUNAT) made a partial refund of accounts receivable for mining royalties in the amount of S/18,441,000, leaving an outstanding balance of S/11,118,000 to be collected as of December 31, 2025. In the opinion of Management and its external legal advisors, there is a very high probability of obtaining a favorable outcome.

(e)	The movement of the allowance for expected credit losses is as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Opening balance	20,520	18,048	16,467
Additions, note 19	3,467	2,751	1,707
Recoveries	(854)	(279)	(126)

Ending balance	23,133	20,520	18,048

As of December 31, 2025, the additions include S/3,467,000 related to the provision for expected credit losses for trade receivables (S/2,751,000 as of December 31, 2024), which are presented in the caption “selling and distribution expenses” on the consolidated statement of profit and loss, see note 19.

Notes to the consolidated financial statements (continued)

(f)	The aging analysis of trade and other accounts receivable, classified as financial assets, as of December 31, 2025 and 2024, is as follows:

			Past due but not impaired
As of December 31, 2025	Total	Neither past due nor impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	9.1%	0.4%	2.7%	7.5%	22.9%	21.2%	61.1%
Carrying amount 2025	154,181	113,149	13,522	2,889	2,741	2,362	19,518
Expected credit loss	14,099	463	363	218	628	501	11,926

			Past due but not impaired
As of December 31, 2024	Total	Neither past due nor impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.5%	0.2%	2.0%	2.8%	2.6%	8.6%	82.5%
Carrying amount 2024	135,107	100,349	11,138	5,109	4,326	1,275	12,910
Expected credit loss	11,486	244	228	145	114	110	10,645

8.	Inventories

(a)	This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)

Goods and finished products	13,214	18,234
Work in progress	205,321	221,837
Raw materials	209,023	254,141
Packages and packing	4,236	3,441
Fuel	3,894	3,552
Spare parts and supplies	264,450	259,601
Inventory in transit	7,005	13,191
	707,143	773,997

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Opening balance	33,880	27,525	24,905
Additions	1,469	6,696	2,956
Reversal by arrangement	(7,819)	(341)	(336)
Final balance	27,530	33,880	27,525

Notes to the consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement of the item as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2024	112,098	71,090	258,584	822,229	1,883,083	11,079	105,383	45,187	16,233	74,297	46,081	3,445,344
Additions	-	1,023	1,827	-	20,710	872	2,472	4,164	1,465	-	40,788	73,321
Sales and/or retirement	(1,668)	(247)	(268)	-	(1,056)	(136)	(4,825)	(227)	-	-	(1,149)	(9,576)
Transfers	-	(8,077)	-	214,297	(162,491)	149	2,063	1,603	-	-	(47,778)	(234)
As of December 31, 2024	110,430	63,789	260,143	1,036,526	1,740,246	11,964	105,093	50,727	17,698	74,297	37,942	3,508,855

Additions	157	1,280	4,528	-	29,266	167	20,347	5,050	2,087	-	52,272	115,154
Sales and/or retirement	(146)	(58)	(1,009)	(201)	(2,215)	(15)	(2,565)	(91)	-	-	(820)	(7,120)
Transfers	210	(136)	-	16,691	20,557	164	1,599	598	-	-	(39,755)	(72)
As of December 31, 2025	110,651	64,875	263,662	1,053,016	1,787,854	12,280	124,474	56,284	19,785	74,297	49,639	3,616,817

Accumulated depreciation
As of January 1, 2024	12,472	11,234	-	198,656	857,790	8,771	83,335	28,834	2,650	12,167	-	1,215,909
Additions	72	424	-	21,858	104,237	484	5,300	4,184	167	1,646	-	138,372
Sales and/or retirement	(259)	-	-	-	(760)	(124)	(4,339)	(207)	-	-	-	(5,689)
Transfers	-	(171)	-	86,734	(86,431)	-	-	-	-	-	-	132
As of December 31, 2024	12,285	11,487	-	307,248	874,836	9,131	84,296	32,811	2,817	13,813	-	1,348,724

Additions	-	602	-	29,309	95,891	552	5,045	4,302	265	1,646	-	137,612
Sales and/or retirement	(69)	-	-	(111)	(1,514)	(13)	(2,292)	(77)	-	-	-	(4,076)
As of December 31, 2025	12,216	12,089	-	336,446	969,213	9,670	87,049	37,036	3,082	15,459	-	1,482,260

Impairment (g)
As of January 1, 2024	52,056	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	130,084
Lows	(1,092)	-	-	-	-	-	-	-	-	-	-	(1,092)
As of December 31, 2024	50,964	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	128,992

Lows	-	-	(146)	-	-	-	-	(3)	-	-	-	(149)
As of December 31, 2025	50,964	24,573	3,839	31,038	12,918	200	26	451	-	1,413	3,421	128,843
Net book value
As of December 31, 2024	47,181	27,729	256,158	698,240	852,492	2,633	20,771	17,462	14,881	59,071	34,521	2,031,139

As of December 31, 2025	47,471	28,213	259,823	685,532	805,723	2,410	37,399	18,797	16,703	57,425	46,218	2,005,714

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include acquisitions costs related to coal concessions acquired in previous years and the cost of certain concessions acquired in January 2023 for exploration activities in areas of interest to the cement business, through the purchase of the company Corporación Materiales Piura S.A.C.

(c)	The Group has assessed the recoverable value of its remaining property, plant and equipment and, except as specifically mentioned in (g), has not identified indications of impairment losses for these assets as of December 31, 2025 and 2024.

(d)	Work in progress included in property, plant and equipment as of December 31, 2025 and 2024 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2025, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/26,754,000 (S/17,122,000 as of December 31, 2024), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

(g)	In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

At the end of 2023, Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in said plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Likewise, in that year, Management recognized an impairment to retirement of the value of the coal concessions (northern zone).

Notes to the consolidated financial statements (continued)

10.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2024	71,207	24,543	1,975	52,846	150,571
Additions	15,357	-	-	1,412	16,769
Sales and/or retirement	(158)	-	-	(887)	(1,045)
Transfers and reclassifications	805	-	-	(571)	234
As of December 31, 2024	87,211	24,543	1,975	52,800	166,529

Additions	15,304	-	-	543	15,847
Sales and/or retirement	(160)	-	-	(155)	(315)
Transfers and reclassifications	72	-	-	-	72
As of December 31, 2025	102,427	24,543	1,975	53,188	182,133

Accumulated amortization
As of January 1, 2024	30,243	13,073	71	9,887	53,274
Additions	12,620	2,454	-	340	15,414
Transfers	-	-	-	(132)	(132)
As of December 31, 2024	42,863	15,527	71	10,095	68,556

Additions	14,020	2,454	-	76	16,550
Sales and/or retirement	-	-	-	(150)	(150)
As of December 31, 2025	56,883	17,981	71	10,021	84,956

Impairment (c)

As of January 1, 2024	456	-	-	33,921	34,377

As of December 31, 2024	456	-	-	33,921	34,377

As of December 31, 2025	456	-	-	33,921	34,377

Net Carrying Value
As of December 31, 2024	43,892	9,016	1,904	8,784	63,596

As of December 31, 2025	45,088	6,562	1,904	9,246	62,800

(b)	As of December 31, 2025 and 2024, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of December 31, 2025 and 2024, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This balance is made up as follows:

	2025	2024
	S/(000)	S/(000)

Trade payables (b)	94,657	96,549
Taxes and contributions	54,393	18,747
Remuneration payable	28,757	36,405
Interest payable (d)	26,954	28,280
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	26,754	17,122
Advances from customers	12,118	10,380
Dividends payable, note 15(g)	11,823	11,097
Board of Directors’ fees	4,790	5,243
Guarantee deposits	3,741	3,242
Accounts payable to the principal and affiliates, note 23	-	23
Other accounts payable	19,920	14,963
	283,907	242,051

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

12.	Provisions

(a)	This balance is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2024	34,328	29,683	17,676	2,276	83,963
Additions (b) and note 20	39,223	7,167	-	-	46,390
Exchange difference	-	-	234	-	234
Unwinding of discounts, note 22	-	431	125	-	556
Change in estimate	-	-	1,250	-	1,250
Payments and advances	(35,288)	(23,343)	(280)	(1,073)	(59,984)
At December 31, 2024	38,263	13,938	19,005	1,203	72,409

Current portion	38,263	6,000	-	-	44,263
Non-current portion	-	7,938	19,005	1,203	28,146
	38,263	13,938	19,005	1,203	72,409

At January 1, 2025	38,263	13,938	19,005	1,203	72,409
Additions (b) and note 20	45,352	4,925	-	-	50,277
Exchange difference	-	-	(1,827)	-	(1,827)
Unwinding of discounts, note 22	-	860	152	-	1,012
Change in estimate	-	-	2,267	-	2,267
Payments and advances	(39,251)	(7,190)	(1,003)	-	(47,444)
At December 31, 2025	44,364	12,533	18,594	1,203	76,694

Current portion	44,364	3,325	-	-	47,689
Non-current portion	-	9,208	18,594	1,203	29,005
	44,364	12,533	18,594	1,203	76,694

Notes to the consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Cost of sales, note 20	21,094	19,334	15,244
Administrative expenses, note 20	20,891	15,669	15,210
Selling and distribution expenses, note 20	3,270	4,139	3,804
Investment	97	81	1,000

	45,352	39,223	35,258

(c)	Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two installments: the first payment will be made on the sixth year after the creation of this bonus plan, and the last payment will be made on the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

(d)	Quarry Rehabilitation provision -

As of December 31, 2025 and 2024, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Group operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2025 was from 0.49 to 4.84 percent (from 0.53 to 4.86 percent as of December 31, 2024).

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to the consolidated financial statements (continued)

13.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2025	2024
				S/(000)	S/(000)

Short -term promissory notes
Banco GNB Perú	S/	5.00%	January 8, 2026	19,000	-
Interbank	S/	5.07%	January 8, 2026	57,000	-
Interbank	S/	4.92%	February 15, 2026	38,000	-
Scotiabank	S/	4.70%	March 5, 2026	37,200	-
Banco de Crédito del Perú	S/	4.82%	May 22, 2026	36,000	-
Banco de Crédito del Perú	S/	4.72%	November 12, 2026	38,000	-
BBVA Perú	S/	4.64%	November 24, 2026	38,000	-
Banco de Crédito del Perú	S/	4.58%	November 26, 2026	38,000	-
Banco de Crédito del Perú	S/	4.53%	November 30, 2026	76,000	-
Banco de Crédito del Perú	S/	6.51%	January 13, 2025	-	38,000
Banco de Crédito del Perú	S/	6.51%	January 16, 2025	-	38,000
Banco de Crédito del Perú	S/	6.35%	February 21, 2025	-	38,000
Scotiabank	S/	5.94%	March 10, 2025	-	37,200
Banco GNB Perú	S/	4.88%	November 17, 2025	-	38,000
Banco de Crédito del Perú	S/	4.85%	November 24, 2025	-	38,000
Banco de Crédito del Perú	S/	4.85%	December 5, 2025	-	76,000
				377,200	303,200

Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,810	259,748
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,604	309,555
				569,414	569,303

Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	232,771	310,344
Scotiabank	S/	5.82%	December 1,2028	232,770	310,344
				465,541	620,688
				1,412,155	1,493,191
Maturity
Current				532,346	458,346
Non-current				879,809	1,034,845
				1,412,155	1,493,191

Notes to the consolidated financial statements (continued)

(b)	Senior Notes-

(b.1)	Senior Notes

On January 31, 2019, senior notes were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15 years bonds for S/310,000,000 at a rate of 6.844 percent per year.

The Senior Notes in soles issued in 2019 are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

(b.2)	Financial covenants

The corporate bond contracts have the following covenants to limiting the incurring of indebtedness for the Company and its collateral subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposition or rental of significant assets. The covenants are the following:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2025 and 2024, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the years ended December 31, 2025, 2024 and 2023, senior notes generated interest that have been recognized in the consolidated statement of profit or loss for S/38,603,000, S/38,603,000 and S/38,690,000, respectively, see note 22.

(c)	Medium-term Corporate Loan under “Club Deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintains with a maturity until February 2023. The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company assumed the following obligations:

I.	Comply with the following financial covenants:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (CFDS / DS) >= 1.15x

c.	Debt Service Coverage Ratio (EBITDA / DS) >= 1.50x

These financial safeguards are calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS.

As of December 31, 2025 and 2024, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and have certain do’s and don’ts obligations that have been complying with to date.

Notes to the consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2024	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2024	Effect on profit or loss	Effect on OCI	Additions about IFRS 16	As of December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Impairment of investments in subsidiary	-	7,375	-	-	7,375	10,325	-	-	17,700
Provision of discounts and bonuses to customers	1,864	827	-	-	2,691	1,930	-	-	4,621
Provision for expected credit losses on trade accounts receivable	2,561	730	-	-	3,291	770	-	-	4,061
Provision for vacations	2,215	243	-	-	2,458	269	-	-	2,727
Effect of differences between book and tax bases of inventories	55	808	-	-	863	489	-	-	1,352
Lease liability	441	(297)	-	-	144	(443)	-	1,558	1,259
Effect of differences between book and tax bases of fixed assets	1,276	2	-	-	1,278	(124)	-	-	1,154
Legal claim contingency	461	(148)	-	-	313	-	-	-	313
Estimate for devaluation of spare parts and supplies	422	177	-	-	599	(343)	-	-	256
Others	2,431	417	-	-	2,848	(55)	-	-	2,793
	11,726	10,134	-	-	21,860	12,818	-	1,558	36,236
Deferred income tax liabilities
Right of use assets	(315)	254	-	-	(61)	360	-	(1,558)	(1,259)
Others	17	-	-	-	17	-	-	-	17
	(298)	254	-	-	(44)	360	-	(1,558)	(1,242)
Total deferred income tax liabilities, net	11,428	10,388	-	-	21,816	13,178	-	-	34,994

Notes to the consolidated financial statements (continued)

	As of January 1, 2024	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2024	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision / Additions about IFRS 16	As of December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax liabilities:
Deferred income tax assets
Project deterioration Salmueras	18,245	192	-	-	18,437	261	-	-	18,698
Impairment of fixed assets	8,928	(322)	-	-	8,606	(365)	-	-	8,241
Financial instrument at fair value with changes in other comprehensive income	6,814	-	109	-	6,923	-	173	-	7,096
Estimate for depreciation of spare parts and supplies	6,683	1,725	-	-	8,408	(1,531)	-	-	6,877
Estimation for impairment of mining assets	7,380	(295)	-	-	7,085	(491)	-	-	6,594
Provision for quarry closure	5,738	(532)	-	439	5,645	235	-	615	6,495
Provision for vacations	4,220	176	-	-	4,396	398	-	-	4,794
Provision for compensation to officials	8,756	(4,645)	-	-	4,111	(415)	-	-	3,696
Lease liability	1,226	708	-	-	1,934	(1,468)	-	2,357	2,823
Provision for expected credit losses on trade accounts receivable	1,107	(69)	-	-	1,038	(937)	-	-	101
Legal claim contingency	210	(169)	-	-	41	-	-	-	41
Others	1,446	1,500	-	-	2,946	(2,357)	-	-	589
	70,753	(1,731)	109	439	69,570	(6,670)	173	2,972	66,045
Deferred income tax liabilities
Effect of the difference between accounting and tax bases of fixed assets and the difference in depreciation rates	(188,410)	4,867	-	(439)	(183,982)	3,616	-	(615)	(180,981)
Right of use assets	(1,197)	(698)	-	-	(1,895)	1,211	-	(2,357)	(3,041)
Effect of costs incurred from bond issuance	(1,980)	392	-	-	(1,588)	392	-	-	(1,196)
Others	(42)	-	-	-	(42)	(17)	-	-	(59)
	(191,629)	4,561	-	(439)	(187,507)	5,202	-	(2,972)	(185,277)
Total deferred income tax liabilities, net	(120,876)	2,830	109	-	(117,937)	(1,468)	173		(119,232)
		13,218	109			11,710	173

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

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Profit before income tax	267,975	296,187	245,708
Income tax expense calculated at the statutory income tax rate of 29.5%	(79,053)	(87,375)	(72,484)

Permanent differences
Non-deductible expenses, net	(29,824)	(3,114)	(2,369)
Effect of tax-loss carry forward not recognized	(4,893)	(6,823)	(1,955)
Total income tax	(113,770)	(97,312)	(76,808)

The components of the deferred income tax related to the items recognized in the consolidated statements of profit or loss during the years ended December 31, 2025, 2024 and 2023, are as follow:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(125,480)	(110,530)	(100,617)
Deferred	11,710	13,218	23,809

	(113,770)	(97,312)	(76,808)

As of December 31, 2025, 2024 and 2023, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2025, certain subsidiaries of the Group had tax loss carryforwards of S/128,609,000 (2024 S/92,998,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, in the year 2025, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/89,541,000 (2024: S/102,730,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

Notes to the consolidated financial statements (continued)

15.	Equity

(a)	Capital stock -

As of December 31, 2025 and 2024, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share. As of December 31, 2025, the total outstanding common shares were as follows; 35,458,546 were listed on the New York Stock Exchange and 388,409,903 were listed on the Lima Stock Exchange. As of December 31, 2024, the total outstanding common shares were as follows; 34,103,766 were listed on the New York Stock Exchange and 389,764,683 were listed on the Lima Stock Exchange

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

As of December 31, 2025 and 2024, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

As of December 31, 2025 and 2024, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2025 and 2024, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

(e)	Legal reserve -

The General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records changes in the fair value of financial instruments at fair value through OCI.

(g)	Distributions made and proposed –

	2025	2024	2023
Common stock dividends
Approval date by Board of Directors	October 21, 2025	October 28, 2024	November 7, 2023

Declared dividends per share to be paid in cash S/.	0.41000	0.41000	0.41000
Declared dividends S/(000):	175,524	175,524	175,524

As of December 31, 2025 and 2024, dividends payable amounted to S/11,823,000 and S/11,097,000, respectively, see note 11.

Notes to the consolidated financial statements (continued)

16.	Sales of goods

This caption is made up as follows:

	For the year ended of December 31, 2025
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,745,234	288,420	31,020	-	-	2,064,674
Sale of construction supplies	-	-	-	41,745	-	41,745
Sale of other	-	-	-	-	10,464	10,464

	1,745,234	288,420	31,020	41,745	10,464	2,116,883

Timing of revenue recognition
Goods and services transferred at a point in time	1,745,234	254,090	31,020	41,745	9,954	2,082,043
Services transferred over time	-	34,330	-	-	510	34,840
Total revenues from contracts with customers	1,745,234	288,420	31,020	41,745	10,464	2,116,883

	For the year ended of December 31, 2024
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,605,472	271,276	30,101	-	-	1,906,849
Sale of construction supplies	-	-	-	56,873	-	56,873
Sale of other	-	-	-	-	14,349	14,349

	1,605,472	271,276	30,101	56,873	14,349	1,978,071

Timing of revenue recognition
Goods and services transferred at a point in time	1,605,472	183,686	30,101	56,873	14,349	1,890,481
Services transferred over time	-	87,590	-	-	-	87,590
Total revenues from contracts with customers	1,605,472	271,276	30,101	56,873	14,349	1,978,071

	For the year ended of December 31, 2023
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,642,420	182,278	25,540	-	-	1,850,238
Sale of construction supplies	-	-	-	74,096	-	74,096
Sale of other	-	-	-	-	25,741	25,741

	1,642,420	182,278	25,540	74,096	25,741	1,950,075

Timing of revenue recognition
Goods and services transferred at a point in time	1,642,420	161,222	25,540	74,096	25,741	1,929,019
Services transferred over time	-	21,056	-	-	-	21,056
Total revenues from contracts with customers	1,642,420	182,278	25,540	74,096	25,741	1,950,075

For all segments the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

Notes to the consolidated financial statements (continued)

17.	Cost of sales

This caption is made up as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Beginning balance of goods and finished products	19,916	16,916	20,037
Beginning balance of work in progress	222,492	174,224	186,937
Consumption of miscellaneous supplies	338,964	395,718	429,069
Maintenance and third-party services	273,814	282,045	244,722
Shipping costs	184,307	166,134	177,393
Depreciation and amortization	136,301	134,322	125,494
Personnel expenses, note 20(b)	188,685	158,103	125,318
Costs of packaging	55,745	54,889	66,456
Other manufacturing expenses	110,501	109,602	76,337
Ending balance of goods and finished products	(14,732)	(19,916)	(16,916)
Ending balance of work in progress	(205,976)	(222,492)	(174,224)
	1,310,017	1,249,545	1,260,623

18.	Administrative expenses

This caption is made up as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Personnel expenses, note 20(b)	164,987	136,776	125,072
Third-party services	81,838	74,127	67,187
Depreciation and amortization	17,450	17,107	15,258
Donations	7,533	8,598	9,028
Board of Directors compensation	5,389	6,032	5,941
Consumption of supplies	1,862	1,526	1,551
Other	12,479	9,217	7,930
	291,538	253,383	231,967

Notes to the consolidated financial statements (continued)

19.	Selling and distribution expenses

This caption is made up as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Personnel expenses, note 20(b)	49,030	43,700	41,642
Third-party services	18,623	19,705	15,720
Advertising and promotion	15,590	9,140	7,548
Depreciation	5,715	5,953	2,744
Allowance for expected credit losses, note 7(e)	3,467	2,751	1,707
Other	360	161	208
	92,785	81,410	69,569

20.	Employee benefits expenses

	(a)	Employee benefits expenses are made up as follow:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Wages and salaries	234,296	186,293	162,252
Social contributions	47,517	39,241	33,868
Workers ‘profit sharing, note 12(b)	45,255	39,142	34,258
Legal bonuses	29,120	27,205	23,013
Vacations	26,186	23,567	22,226
Cessation payments	10,182	12,513	6,308
Long-term incentive plan, note 12	4,925	7,167	7,632
Training	3,447	2,297	1,332
Other	1,993	1,496	1,143
	402,921	338,921	292,032

(b)	Employee benefits expenses are allocated as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Cost of sales, note 17	188,685	158,103	125,318
Administrative expenses, note 18	164,987	136,776	125,072
Selling and distribution expenses, note 19	49,030	43,700	41,642
Miscellaneous expenses	219	342	-
	402,921	338,921	292,032

Notes to the consolidated financial statements (continued)

21.	Other operating expenses, net

This caption is made up as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Expenses associated with the acquisition of Holcim	(77,625)	-	-
Impairment to retirement of the value of the coal concessions (northern zone), note 9(g)	-	-	(11,393)
Others income (loss)	2,183	(2,700)	(2,417)
	(75,442)	(2,700)	(13,810)

22.	Finance costs

This caption is made up as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Interest on Club Deal promissory note and loan, note 13(c)	48,471	59,077	59,643
Interest on senior notes, note 13 (b.2)	38,603	38,603	38,690
Tax interest	2,143	11	166
Amortization of issuance costs of senior notes	1,328	1,328	1,249
Interest on lease liabilities	1,141	730	573
Financial cost of cash flow hedging instruments	-	-	1,730
Counterparty credit risk in cross currency swaps	-	-	12
Interest for bank overdraft	-	-	31
Other	338	3	127

Total interest expense	92,024	99,752	102,221
Unwinding of discount of provisions, note 12	1,012	556	1,824
	93,036	100,308	104,045

Notes to the consolidated financial statements (continued)

23.	Related parties

Transactions with related entities -

During 2025, 2024 and 2023, the Group carried out the following transactions with its parent company Inversiones ASPI S.A. and its other related parties:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Income
Parent
Inversiones ASPI S.A. (ASPI)
Fees for management and administrative services	158	88	88
Income from office lease	15	16	16

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 25	1,151	1,224	1,150
Income from parking leases	398	357	259

Fosfatos del Pacífico S.A. (Fospac)
Fees for management and administrative services	287	144	143
Income from office lease	15	16	16

Fossal S.A.A.(Fossal)
Fees for management and administrative services	64	44	44
Income from office lease	15	16	16

Asociación Sumac Tarpuy
Income from office lease	15	16	16
Fees for management and administrative services	11	-	-

Inversiones Moray S.A.C
Fees for management and administrative services	20	-	-
Income from office lease	13	-	-

Expense
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(3,023)	(2,570)	(1,940)

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Group had the following rights and obligations as of December 31, 2025 and 2024:

	2025		2024
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Parent
Inversiones ASPI S.A.	-	-	115	-
	-	-	115	-

Other related parties
Fosfatos del Pacífico S.A.	1,885	-	1,409	23
Compañía Minera Ares S.A.C.	350	-	231	-
Fossal S.A.A.	227	-	126	-
Other	171	-	88	-
	2,633	-	1,854	23
	2,633	-	1,969	23

Terms and conditions of transactions with related parties - Sales and purchases with related parties are made under market conditions equivalent to those applied to transactions between independent parties. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2025, 2024 and 2023, the Group had not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates. Lease transactions with related parties are described in note 25.

Compensation of key management personnel of the Group – The compensation paid to key management personnel of the Group includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. For the year ended December 31, 2025, the total short-term compensation amounted to S/29,493,000 (2024 S/27,704,000 and 2023: S/28,922,000) and the total long-term compensations expense amounted to S/4,925,000 (2024 S/7,167,000 and 2023: S/7,632,000), and there were no post-employment or contract termination benefits or share-based payments.

Likewise, the expenses associated with Holcim´s acquisition presented in note 21, correspond primarily to bonuses awarded to key management.

Notes to the consolidated financial statements (continued)

24.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The Group does not have potential common shares with a dilutive effect as of December 31, 2025, 2024 and 2023.

The calculation of basic earnings per share is shown below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to the owners of the Holding Company	154,205	198,875	168,900
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107
Basic profit for common and investment shares	0.36	0.46	0.39

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

25.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2025 and 2024, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is renewable annually, and provided an annual rent expense for the years ended December 31, 2025, 2024 and 2023 of S/1,151,000, S/1,224,000, and S/1,150,000, respectively; see note 23.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, subscribed a collaboration contract, with the purpose to participate in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. As of December 31, 2025, the project has been completed.

Capital commitments

As of December 31, 2025 and 2024, the Group had no significant capital commitments.

Notes to the consolidated financial statements (continued)

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years 2025, 2024 and 2023 amounted to S/5,627,000, S/5,546,000 and S/5,273,000 respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2025 and 2024 amounted to S/1,419,000 and S/1,553,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

Mining royalty

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the separated financial statements of Cementos Pacasmayo S.A.A. and each of the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2025, 2024 and 2023 amounted to S/1,497,000, S/1,266,000 and S/983,000, respectively, and is recognized as part of the cost of inventory production.

Notes to the consolidated financial statements (continued)

Tax situation

The Company and its subsidiaries are subject to Peruvian tax law. As of December 31, 2025, 2024 and 2023, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2025 and 2024.

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company in the four years subsequent after the year of filing the tax return.

The statements of income tax and value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2022– 2025	Dec.2021-Dec.2025
Cementos Selva S.A.C.	2021 – 2025	Dec.2021-Dec.2025
Distribuidora Norte Pacasmayo S.R.L.	2021 – 2025	Dec.2021-Dec.2025
Empresa de Transmisión Guadalupe S.A.C.	2021 – 2025	Dec.2021-Dec.2025
Salmueras Sudamericanas S.A.	2021 – 2025	Dec.2021-Dec.2025
Calizas del Norte S.A.C. (liquidated during 2022)	2021 – 2022	Dec.2021-Dec.2022
Soluciones Takay S.A.C.	2021 – 2025	Dec.2021-Dec.2025
Corporación Materiales Piura S.A.C.	2021 – 2025	Dec.2021-Dec.2025
Soluciones Crealo 150 S.A.C.	2024 – 2025	Sep.2024.-Dec 2025
Vanguardia Constructora del Perú S.A.C.	2024 – 2025	Oct.2024-Dec. 2025

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2025 and 2024.

Notes to the consolidated financial statements (continued)

Environmental matters

The Group’s exploration and mining activities are subject to compliance with the environmental obligations defined by the competent authorities and environmental protection regulations.

Environmental remediation -

Law No. 28271 which regulates the environmental liabilities in mining activities, aims to regulate the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP), as well as the respective closure plans for its operating units.

The Peruvian authorities approved the EAMP and EIS submitted by the Group for its mining units and exploration projects, as presented below:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Operating year expense
					2025	2024	2023
					S/(000)	S/(000)	S/(000)
Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIS	665	851	879
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGGAM	2018	EAMP	322	329	320
					987	1,180	1,199

As of December 31, 2025 and 2024, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2025 and 2024, the Group maintained a provision for the closing of the quarries exploited by its operations amounting to S/18,594,000 and S/19,005,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Notes to the consolidated financial statements (continued)

Legal claim contingency

As of December 31, 2025, the Group had received claims from third parties in relation with its operations which in aggregate represent S/2,956,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements.

Works for taxes –

As of December 31, 2025 and 2024, the Company had commitments to execute projects under the works for taxes modality for amounts totaling S/387,437,000 and S/79,018,000, respectively. The execution of the projects committed as of December 31, 2025, will be carried out as planned for S/ 274,388,000 in 2026 and S/113,005,000 in 2027.

26.	Financial risk management, objectives and policies

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

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2025 and 2024.

Notes to the consolidated financial statements (continued)

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2025 and 2024, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign currency exchange rates. The Group’s exposure to foreign exchange risk relates primarily to the Group’s operating activities (when income or expenses are denominated in a currency other than the Group’s functional currency).

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2025	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	812
	+10	1,625
	-5	(812)
	-10	(1,625)

2024	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(593)
	+10	(1,186)
	-5	593
	-10	1,186

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

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2025 and 2024, the Group had 9 and 8 customers, respectively, that owed the Group more than S/3,000,000 each accounting for approximately 55% and 34% of all trade receivables outstanding, respectively. There were 26 and 22 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 28% and 23% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not maintain credit insurance for its accounts receivable.

Notes to the consolidated financial statements (continued)

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2025 and 2024, the Group’s maximum exposure to credit risk for the components of carrying amounts is showed in note 6.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2025
Financial obligations	190,292	343,272	665,727	217,000	1,416,291
Interest	26,674	44,729	145,449	29,703	246,555
Trade and other payables	157,001	60,395	-	-	217,396
Lease liabilities	1,278	3,601	10,849	501	16,229

As of December 31, 2024
Financial obligations	190,292	269,272	729,091	310,000	1,498,655
Interest	29,255	49,887	189,657	47,735	316,534
Trade and other payables	155,556	57,368	-	-	212,924
Lease liabilities	758	2,200	5,819	643	9,420

The changes in liabilities arising from financing activities are presented below:

	Balance as of January 1,	Distribution of dividends	Cash inflow	Cash outflow	Amortization of costs of issuance of senior notes	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2025
Dividends payable	11,097	175,524	660	(175,458)	-	11,823
Financial obligations	1,493,191	-	392,200	(474,564)	1,328	1,412,155

2024
Dividends payable	10,322	175,524	297	(175,046)	-	11,097
Financial obligations	1,573,026	-	303,200	(384,364)	1,329	1,493,191

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2025 and 2024.

27.	Fair value of financial assets and liabilities

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

Notes to the consolidated financial statements (continued)

(a)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group as of December 31, 2025 and 2024, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2025 and 2024, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2025	2024	2025	2024	2025/2024
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	53,571	72,723	53,571	72,723	Level 1
Trade and other receivables	175,124	174,392	175,124	174,392	Level 2
Financial investments designated at fair value through other comprehensive income	163	239	163	239	Level 3
Total financial assets	228,858	247,354	228,858	247,354

Financial liabilities
Trade and other payables	283,907	242,051	283,907	242,051	Level 2
Senior notes	569,414	569,303	541,619	541,508	Level 1
Fixed rate notes and loans	842,741	923,888	834,838	916,415	Level 2
Total financial liabilities	1,696,062	1,735,242	1,660,364	1,699,974

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (iv).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2025 and 2024, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of quoted corporate bonds is based on the current value of the notes in the market as of the reporting date.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company’s shareholding in the equity of Fossal S.A.A.

Notes to the consolidated financial statements (continued)

28.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have two reportable segments as follows:

-	Production and sales of cement, concrete, pavement, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

No other operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	2025				2024				2023
	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Revenues from external customers	2,064,674	41,745	10,464	2,116,883	1,906,849	56,873	14,349	1,978,071	1,850,238	74,096	25,741	1,950,075
Gross profit	817,310	656	(11,100)	806,866	728,850	2,006	(2,330)	728,526	687,727	723	1,002	689,452
Administrative expenses	(285,527)	(3,222)	(2,789)	(291,538)	(248,047)	(2,848)	(2,488)	(253,383)	(227,459)	(2,692)	(1,816)	(231,967)
Selling and distribution expenses	(90,873)	(1,025)	(887)	(92,785)	(79,696)	(915)	(799)	(81,410)	(68,286)	(766)	(517)	(69,569)
Other operating (expenses) income, net	2,169	(4)	(77,607)	(75,442)	(2,805)	33	72	(2,700)	(13,813)	3	-	(13,810)
Finance income	11,238	13	40	11,291	6,201	33	64	6,298	7,160	9	77	7,246
Finance cost	(93,029)	-	(7)	(93,036)	(100,302)	-	(6)	(100,308)	(104,045)	-	-	(104,045)
Net gain on settlement of derivative financial instruments	-	-	-	-	-	-	-	-	19	-	-	19
Impairment of assets	-	-	-	-	-	-	-	-	(36,551)	-	-	(36,551)
Gain (loss) from exchange difference, net	2,679	(18)	(42)	2,619	(828)	(7)	(1)	(836)	4,932	(6)	7	4,933
Profit (loss) before income tax	363,967	(3,600)	(92,392)	267,975	303,373	(1,698)	(5,488)	296,187	249,684	(2,729)	(1,247)	245,708
Income tax expense	(154,524)	1,530	39,224	(113,770)	(99,673)	558	1,803	(97,312)	(78,050)	853	389	(76,808)
Profit (loss) for the year	209,443	(2,070)	(53,168)	154,205	203,700	(1,140)	(3,685)	198,875	171,634	(1,876)	(858)	168,900

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects). In 2025, the caption Other operating (expenses) income, net, includes expenses associated with the acquisition of Holcim amounting to S/77,625,000.

Notes to the consolidated financial statements (continued)

	2025				2024				2023
	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segment assets	2,976,370	31,337	95,496	3,103,203	3,021,210	40,583	104,011	3,165,804	3,074,279	46,941	100,266	3,221,486
Other assets (*)	-	-	163	163	-	-	239	239	-	-	249	249
Total assets	2,976,370	31,337	95,659	3,103,366	3,021,210	40,583	104,250	3,166,043	3,074,279	46,941	100,515	3,221,735
Operating liabilities	1,825,277	83,586	3,138	1,912,001	1,879,580	71,901	1,464	1,952,945	1,968,133	62,907	687	2,031,727
Capital expenditure (**)	144,276	-	-	144,276	96,912	-	-	96,912	299,326	-	-	299,326
Depreciation and amortization	(154,164)	(1,033)	(4,284)	(159,481)	(152,584)	(1,189)	(4,473)	(158,246)	(137,968)	(1,468)	(4,759)	(144,195)
Provision of inventory net realizable value and obsolescence	(1,469)	-	-	(1,469)	(6,418)	-	-	(6,418)	(2,956)	-	-	(2,956)

(*)	As of December 31, 2025 and 2024, it corresponds to the financial investment at fair value with changes in OCI for S/ 163,000 and S/239,000, respectively.

(**)	Capital investments amounting to S/144,276,000, S/96,912,000 and S/299,326,000 for the years 2025, 2024 and 2023, respectively, correspond to additions of property, plant and equipment, intangibles and other minor non-current assets.

Geographic information

As of December 31, 2025 and 2024, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.

29.	Subsequent event

Since February 27, 2026, in connection with Note 1 and the expenses detailed in Note 21 as ‘Expenses associated with the Holcim acquisition,’ the Peruvian Securities Commission (Superintendencia del Mercado de Valores, or the ’SMV’) has submitted a series of information requests to the Company regarding the nature of such expenses, their appropriate disclosure, and their connection with the Company’s activities. All such requests had been addressed by Company’s management.

Furthermore, management, with the support of external legal counsel, believes that these expenses constitute legitimate and existing liabilities of the Company associated with Holcim Ltd’s acquisition of a controlling interest in the Company. These expenses and their tax impacts were properly recognized, disclosed and reflected in the enclosed financial statements.

On March 30, 2026, Holcim Ltd, a limited liability company incorporated under Swiss law, acquired 99.99% of the shares representing the share capital of Inversiones ASPI S.A., which owns 50.01% of the share capital of Cementos Pacasmayo S.A.A.